Form 20-F
period 2021-12-31
Procaps Group, S.A.
filed 2022-05-02
CIK 1863362

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the

Fiscal Year Ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For

the transition period from __________ to ___________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

Commission file number 001-38354

PROCAPS GROUP S.A.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Grand Duchy of Luxembourg
(Jurisdiction of incorporation or organization)

9 rue de Bitbourg, L-1273 Luxembourg Grand Duchy of Luxembourg R.C.S. Luxembourg: B253360 Tel : +356 7995-6138
(Name, Telephone, E-mail and or Facsimile number and Address Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange in which registered
Ordinary Shares, U.S.$0.01 nominal value per share	PROC	The Nasdaq Stock Market LLC
Warrants	PROCW	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

112,824,183 Ordinary Shares, as of December 31, 2021

 23,375,000 Warrants to purchase Ordinary Shares, as of December 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

i

FREQUENTLY USED TERMS

In this annual report:

“1915 Law” means the Luxembourg law of August 10, 1915 on commercial companies, as amended.

“Adjusted EBITDA” means EBITDA further adjusted to exclude certain isolated costs incurred as a result of the COVID-19 pandemic, certain transaction costs incurred in connection with the Business Combination, certain listing expenses incurred in connection with the Business Combination, certain costs related to business transformation initiatives, certain foreign currency translation adjustments, and certain other finance costs and other nonrecurring, nonoperational or unordinary items as the Company may deem appropriate from time to time.

“Board of Directors” means the board of directors of the Company.

“Business Combination” means the transactions consummated pursuant to the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of March 31, 2021, as amended on September 29, 2021, by and among Union, Crynssen, the Company and Merger Sub.

“Closing” means the consummation of the Business Combination.

“Closing Date” means September 29, 2021.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” means Procaps Group, S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 253360.

“COVID-19” means the novel coronavirus known as SARS-CoV-2 or COVID-19, and any evolutions, mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“Crynssen” means Crynssen Pharma Group Limited, a private limited liability company registered and incorporated under the laws of Malta and, particularly, the Companies Act Cap. 386 with company registration number C 59671.

“Crynssen Ordinary Shares” means ordinary shares of Crynssen, with a nominal value of $1.00 per share.

“Crynssen Shareholders” means the shareholders of Crynssen prior to the consummation of the Business Combination.

“Deseja” means the Deseja Trust, a trust organized under the laws of the State of Delaware and a Crynssen Shareholder.

“EBITDA” means profit (loss) for the year before interest expense, net, income tax expense and depreciation and amortization.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FDA” means the United States Food and Drug Administration.

“GAAP” means with generally accepted accounting principles in the United States of America.

“IASB” means the International Accounting Standards Board.

“IFC” means the International Finance Corporation, an international organization established by Articles of Agreement among its member countries, and a Crynssen Shareholder.

“IFC Redemption Agreement” means that certain Share Redemption Agreement entered into by and between the Company and IFC on March 31, 2021, and subsequently amended on September 29, 2021, pursuant to which the Company agreed to redeem 4,500,000 Redeemable B Shares from IFC for a total purchase price of $45,000,000 in accordance with the terms thereunder.

“IFRS” means the International Financial Reporting Standards, as issued by the IASB.

“IPO” means Union’s initial public offering of units, consummated on October 22, 2019.

“INVIMA” means the Colombian Instituto Nacional de Vigilancia de Medicamentos y Alimentos (National Food and Drug Surveillance Institute).

“JOBS Act” means the U.S. Jumpstart Our Business Startups Act of 2012, as amended.

“Merger” means the merging of Merger Sub with and into Union pursuant to the laws of the Cayman Islands, with Union surviving the Merger as a wholly owned subsidiary of the Company.

“Merger Effective Time” means the time at which the merger certificate was filed on September 29, 2021.

“Merger Sub” means OZLEM Limited, an exempted company incorporated under the laws of the Cayman Islands with registration number 373625.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Nomination Agreement” means that certain nomination agreement by and among the Company, certain Crynssen Shareholders and the Sponsors dated September 29, 2021.

“Ordinary Shares” means the ordinary shares of the Company, nominal value $0.01 per share.

“PIPE” means the private placement pursuant to which the PIPE Investors purchased 10,000,000 SPAC Ordinary Shares, for a purchase price of $10.00 per share, which were converted into Ordinary Shares in connection with the Closing.

“PIPE Investors” means persons that entered into Subscription Agreements to purchase for cash SPAC Ordinary Shares which became Ordinary Shares in connection with the consummation of the Business Combination on the Closing Date.

“Redeemable A Shares” means the redeemable A shares of the Company, nominal value $0.01 per share.

“Redeemable B Shares” means the redeemable B shares of the Company, nominal value $0.01 per share.

“Registration Rights and Lock-Up Agreement” means that certain registration rights and lock-up agreement entered into on September 29, 2021 by and among the Company, the Sponsors, certain other shareholders of Union and the Crynssen Shareholders.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Simphony” means the Simphony Trust, a trust organized under the laws of the State of Delaware and a Crynssen Shareholder.

“Sognatore” means the Sognatore Trust, a trust organized under the laws of New Zealand and a Crynssen Shareholder.

“SPAC” or “Union” means Union Acquisition Corp. II, a Cayman Islands exempted company limited by shares with registration number 345887.

“SPAC Ordinary Shares” means the ordinary shares of Union, par value $0.0001 per share.

“SPAC Warrants” means warrants to purchase SPAC Ordinary Shares as contemplated under the Warrant Agreement, with each warrant exercisable for the number of SPAC Ordinary Shares stated in the applicable SPAC Warrant at an exercise price per SPAC Ordinary Share of $11.50.

“Sponsors” means Union Group International Holdings Limited and Union Acquisition Associates II, LLC.

“Subscription Agreements” means the subscription agreements entered into by Union and a number of qualified institutional buyers and institutional and individual accredited investors, in connection with the execution of the Business Combination Agreement, pursuant to which such investors agreed to purchase, and Union agreed to sell to such investors, an aggregate of 10,000,000 SPAC Ordinary Shares for a purchase price of $10.00 per share and an aggregate purchase price of $100,000,000, which SPAC Ordinary Shares were automatically exchanged with the Company for Ordinary Shares at the Closing.

“Transaction Support Agreement” means the Transaction Support Agreement, dated as of March 31, 2021, by and among Union, Crynssen, the Company, certain Crynssen Shareholders, the Sponsors, certain other shareholders of Union prior to the Closing of the Business Combination and certain officers and directors of Union, as amended, modified or supplemented from time to time.

“Warrant Amendment” means that certain Assignment, Assumption and Amendment Agreement entered into on September 29, 2021 by the Company, Union and Continental Stock Transfer & Trust Company as warrant agent.

“Warrant Agreement” means the warrant agreement, dated October 17, 2019, by and between Union and Continental Stock Transfer & Trust Company, as warrant agent, governing Union’s warrants.

“Warrants” mean the former warrants of Union converted at the Merger Effective Time into a right to acquire one Ordinary Share on substantially the same terms as were in effect immediately prior to the Merger Effective Time under the terms of the Warrant Agreement, which was assigned to and assumed by the Company pursuant to the Warrant Amendment.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements about our expectations, beliefs and intentions regarding, among other things, our products and services, development efforts, business, financial condition, results of operations, strategies, plans and prospects. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors listed below:

●	the financial performance of Procaps following the Business Combination;

●	changes to our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

●	our ability to develop and launch new products and services;

●	our ability to successfully and efficiently integrate future acquisitions or execute on dispositions;

●	the availability of raw materials used in our products and our ability to source such raw materials, or find adequate substitutes, in a cost-effective manner;

●	our product development timeline and estimated research and development (“R&D”) costs;

●	developments and projections relating to our competitors and industry;

●	our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	the impact of the COVID-19 pandemic on our business;

●	changes in applicable laws or regulations; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

We believe these forward-looking statements are reasonable; however, these statements speak only as of the date of this annual report and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss these risks in this annual report in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events.

Unless required by law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise.

As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

●	our ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and our ability to grow and manage growth profitably following the Business Combination;

●	changes in applicable laws or regulations;

●	any identified material weaknesses in our internal control over financial reporting which, if not corrected, could adversely affect the reliability of our financial reporting;

v

●	the effects of the COVID-19 pandemic on our business;

●	the ability to implement business plans, forecasts, and other expectations after the completion of any future acquisition, and identify and realize additional opportunities;

●	the risk of failure or delay in the development of new pharmaceutical products and the costs involved;

●	the risk that delays in regulatory reviews and approvals of new products could delay our ability to market such products, and that post-approval requirements, including additional clinical trials, could result in increased costs;

●	the risk associated with the markets and countries in which we operate, including, Colombia, El Salvador and Brazil;

●	our ability to identify and materialize acquisition opportunities;

●	the risk associated with fluctuations in the costs, availability, and suitability of the components of the products we manufacture, including active pharmaceutical ingredients, excipients, purchased components, and raw materials;

●	failure to comply with existing or future regulatory requirements, standards and ethical expectations, including environmental, tax, labor, anticorruption, health and safety regulations;

●	the risk associated with global supply chain crisis could interfere with the operations of certain of our direct or indirect suppliers;

●	our ability to adequately enhance our products and services or introduce new technology;

●	the risk associated with the restatement of our financial statements for prior periods which may affect investor confidence, the price of our securities, our ability to raise capital in the future, our results of operations and financial condition, and which may result in stockholder litigation;

●	the risk of a change in demand for our products and services, consumer preferences and the possibility of rapid technological change in the highly competitive industry in which we operate;

●	the risk associated with the loss of, or failure to attract and retain, our key employees and specialized sales representatives;

●	the risk that changes to price control regulations could negatively affect our margins and its ability to pass on cost increases to our customers;

●	the dependency of our integral contract development and manufacturing organization services on customer’s research and success of their products;

●	the risks associated with the effect of our products on our customers and potential exposure to product and other liability risks;

●	the risk of disruption at any of our manufacturing facilities or disruption of the relationship with our key customers;

●	the risks associated with exchange rate volatility of the currencies in which we do business;

●	the risk of any breach, disruption or misuse of our, or our external business partners’, information systems or cyber security efforts;

●	the risk of changes in market access or healthcare reimbursement for, or public sentiment towards our, or our customers’, products, or other changes in applicable policies regarding the healthcare industry;

●	the risk that we or our customers are unable to secure or protect our respective intellectual property or that we or our customers may infringe on the intellectual property rights of others;

●	the loss of customers’ confidence in the integrity of pharmaceutical products due to illegal trade;

●	the possibility that we may be adversely affected by other economic, business, and/or competitive factors; and

●	other risks and uncertainties described in this annual report, including those under the heading “Risk Factors.”

CERTAIN CONVENTIONS

The Company was incorporated under the laws of the Grand Duchy of Luxembourg on March 29, 2021. The Company owns no material assets other than its direct ownership of the issued share capital in Crynssen, a private limited liability company registered and incorporated under the laws of Malta. Except where the context otherwise requires or where otherwise indicated, all references to “Procaps,” “we,” “us” and “our” refer to Crynssen and its consolidated subsidiaries, including Crynssen, with respect to periods prior to the Closing and to the Company and its consolidated subsidiaries with respect to periods following the Closing, as well as those businesses we account for using the equity method.

Restatement of Previously Issued Financial Statements

During the preparation of this annual report and our Annual Audited Consolidated Financial Statements (as defined below), we revisited the classification of our factoring and reverse factoring arrangements between Trade and other payables (current) and Borrowings (current).

We enter into reverse factoring arrangements with several factors. Under these arrangements, certain suppliers sell their receivables in Procaps to a factor. When a supplier sells an invoice to a factor, the factor will advance the payment with a discount to the supplier. While we do not have a contractual obligation to reimburse the supplier for the discount (i.e., interest), in practice, and in order to maintain a good business relationship with suppliers and in exchange for longer payment terms, we may agree to reimburse the discount to the supplier, hence assuming the discount as a result of extending the payment terms. Inversely, we also enter into factoring arrangements where we sell or assign trade receivables to factors at a discount. These arrangements can be structured with or without recourse. In some instances, we may have both factoring and reverse factoring arrangements in place with the same factor.

Our reverse factoring arrangements have characteristics of both operating and financing debt. Under IFRS 9 there is no explicit guidance as to when to classify a reverse factoring arrangement as operating or financing debt. The assessment of such classification involves judgment and careful consideration of all relevant facts and circumstances of each arrangements. Previously, we classified all reverse factoring arrangements as Trade and other payables (current). Upon reassessing the facts and circumstances of each reverse factoring arrangement, we determined that certain reverse factoring arrangements have the characteristics of a financing arrangement due to Procaps reimbursing certain suppliers for the discount charged by the factor to the supplier, which consists of interest, late and/or other charges that are being invoiced to Procaps by the supplier. As a result of our re-assessment, we have reclassified such reverse factoring arrangements from Trade and other payables (current) to Borrowings (current).

Additionally, we had sold trade receivables to certain factors with recourse, thereby not transferring substantially all risks associated with such factoring arrangements. As a result, such factoring arrangements should have been classified as ‘secured borrowings’ within Borrowings (current) instead of Trade and other payables (current).

Furthermore, the reclassification of such factoring and reverse factoring arrangements from Trade and other payables (current) to Borrowings (current) has impacted “trade and other payables” and “payments on borrowings” in our statement of cash flows for the years ended December 31, 2020 and 2019, thereby reducing cash from operating activities and increasing cash from financing activities.

Our management has concluded that in light of the error described above, a material weakness exists in our internal control over financial reporting and that our disclosure controls and procedures were not effective. For a discussion on remediation plan with respect to such material weakness, see Item 15.B under the heading “Management’s Annual Assessment of Internal Control Over Financial Reporting –– Remediation Efforts” in this annual report.

The Company and its Audit Committee, after discussion with its independent registered public accounting firm and legal advisors, determined that we will be required to restate our previously issued unaudited consolidated interim financial statements as of and for the six months ended June 30, 2021 and 2020, and its consolidated financial statements as of and for the years ended December 31, 2020 and 2019, included in its Registration Statement on Form F-1 (Registration No. 333-261366).

For more information, see Note 2.4 “Restatement of Previously Issued Financial Statements” to the Annual Audited Consolidated Financial Statements included elsewhere in this annual report.

Trademarks and Trade Names

This annual report contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this annual report, including logos, artwork and other visual displays may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trade name or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CURRENCY PRESENTATION

In this annual report, unless otherwise specified or the context otherwise requires:

●	“U.S.$”, “$” and “U.S. dollar” each refers to the United States dollar;

●	“COP” refers to the Colombian peso, the lawful currency of Colombia; and

●	“Reais” and “R$” refers to the Brazilian real, the lawful currency of Brazil.

We have translated some of the local currency amounts contained in this annual report into U.S. dollars for convenience purposes only. The U.S. dollar-equivalent information presented in this annual report is provided solely for convenience and should not be construed as implying that the amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

Certain numbers and percentages included in this annual report have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in various tables or other sections of this annual report may vary slightly, and figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them.

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains the annual audited consolidated financial statements of Procaps Group S.A. as of December 31, 2021, 2020 and January 1, 2020, and for the years ended December 31, 2021, 2020 and 2019 (the “Annual Audited Consolidated Financial Statements”).

The Annual Audited Consolidated Financial Statements have been prepared in accordance with the IFRS as issued by the IASB and in its presentation currency of the U.S. dollar.

Our Annual Audited Consolidated Financial Statements are presented in U.S. dollars. Our fiscal year ends on December 31 of each year. Accordingly, all references to a particular year are to the year ended December 31 of that year.

Non-IFRS Information

Our management uses certain non-IFRS financial information to assess our operating performance across periods and for business planning purposes. We believe the presentation of these non-IFRS financial measures is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in our underlying operating results and provide additional insight and transparency on how we evaluate our business.

We use non-IFRS financial measures to budget, make operating and strategic decisions, and evaluate our performance. Below is a description of the non-IFRS financial measures we have used in this annual report, including any adjustments to the IFRS financial measures derived therefrom. We believe the non-IFRS measures should always be considered along with the related IFRS financial measures. We have provided the reconciliations between the IFRS and non-IFRS financial measures below under the heading “Operating and Financial Review and Prospects––Non-IFRS Financial Measures” in this annual report.

The primary non-IFRS financial measures utilized by our management is described below and reflects how we evaluate our current and prior-year operating results. As new events or circumstances arise, our management may alter the definitions of such measures to better reflect our financial performance or adopt new measures in the future. In the event any of these definitions change, or if new non-IFRS financial measures are adopted by our management, we will provide the updated definitions and present the related non-IFRS historical results on a comparable basis.

Use of Constant Currency

As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as one measure to evaluate our performance. We currently present revenue, cost of sales, gross profit, sales and marketing expenses, administrative expenses, Contribution Margin and Adjusted EBITDA on a constant currency basis. We calculate constant currency by calculating year-end period results using prior-period foreign currency exchange rates. We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange. These results should be considered in addition to, not as a substitute for, results reported in accordance with IFRS. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS.

For more information, see the discussion on constant currency in Item 5.A under the heading “Operating Results––Non-IFRS Financial Measures––Use of Constant Currency” in this annual report.

EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin

We define EBITDA as profit (loss) for the year before interest expense, net, income tax expense and depreciation and amortization. We define Adjusted EBITDA as EBITDA further adjusted to exclude certain isolated costs incurred as a result of the COVID-19 pandemic, certain transaction costs incurred in connection with the Business Combination, certain listing expenses incurred in connection with the Business Combination, certain costs related to business transformation initiatives, certain foreign currency translation adjustments, and certain other finance costs and other nonrecurring, nonoperational or unordinary items as the Company may deem appropriate from time to time. Adjusted EBITDA is one of the key performance indicators we use in evaluating our operating performance and in making financial, operating, and planning decisions. We believe EBITDA and Adjusted EBITDA are useful to investors in evaluating our operating performance compared to other companies in the pharmaceutical industry, as similar measures are commonly used by companies in this industry. We also report Adjusted EBITDA as a percentage of revenue as an additional measure so investors may evaluate our Adjusted EBITDA margins on revenue.

For more information and a reconciliation of profit (loss) for the year to EBITDA, Adjusted EBITDA and Adjusted EBITDA margin, see Item 5.A under the heading “Operating Results––Non-IFRS Financial Measures––EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin” in this annual report.

Contribution Margin

We define Contribution Margin as gross profit less selling expenses. Contribution Margin is one of the key performance indicators we use in evaluating our profitability. We believe Contribution Margin is useful to investors in evaluating our operating performance compared to other companies in the pharmaceutical industry, as similar measures are commonly used by companies in this industry.

For more information and a reconciliation of gross profit to Contribution Margin, see Item 5.A under the heading “Operating Results––Non-IFRS Financial Measures–– Contribution Margin” in this annual report.

PRESENTATION OF INDUSTRY AND MARKET DATA

In this annual report, we rely on, and refer to, information regarding our business and the markets in which we operate and compete. The market data and certain economic and industry data and forecasts used in this annual report were obtained from internal surveys, market research, governmental and other publicly available information and independent industry publications. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We believe that these industry publications, surveys and forecasts are reliable, but we have not independently verified them and cannot guarantee their accuracy or completeness.

Certain market share information and other statements presented herein regarding our position relative to our competitors are not based on published statistical data or information obtained from independent third parties, but reflects our best estimates. We have based these estimates upon information obtained from publicly available information from our competitors in the industry in which we operate.

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The information presented below is derived from our Annual Audited Consolidated Financial Statements. The information presented below should be read alongside our Annual Audited Consolidated Financial Statements and accompanying footnotes included elsewhere in this annual report. You should read the following financial data together with “—Risk Factors” and Item 5 under the heading “Operating and Financial Review and Prospects” of this annual report.

The following table highlights key measures of Procaps’ financial condition and results of operations (in thousands of U.S. dollars, except for per share amounts):

	For the Year ended December 31,
Consolidated Statement of Profit or Loss and Other Comprehensive Income:	2021	2020	2019
Revenue	$409,742	331,467	324,792
Cost of sales	(174,029)	(140,153)	(142,294)
Gross profit	235,713	191,314	182,498
Sales and marketing expenses	(83,057)	(69,629)	(84,810)
Administrative expenses	(82,187)	(58,631)	(60,257)
Finance expenses, net	(78,636)	(54,489)	(42,983)
Other expenses, net	(78,991)	(7,716)	(4,426)
(Loss)/Income before tax	(87,158)	849	(9,978)
Income tax expense	(13,705)	(11,296)	(7,035)
Loss for the year	$(100,863)	(10,447)	(17,013)

	As of December 31,		As of January 1,
Consolidated Statement of Financial Position (at period end)	2021	2020 (as restated)	2020 (as restated)
Assets:
Non-current assets:
Property, plant and equipment, net	$72,638	70,335	74,915
Right-of-use assets	40,167	43,195	38,296
Intangible assets	30,171	27,583	23,201
Deferred tax assets	7,067	21,769	16,215
Total non-current assets	164,076	174,836	165,279
Current assets:
Cash	72,112	4,229	2,042
Trade and other receivables, net	117,449	96,493	96,466
Inventories, net	79,430	64,284	65,002
Current tax assets	22,082	16,774	6,697
Total current assets	298,059	184,702	172,449
Total assets	462,135	359,538	337,728
Liabilities and Stockholders’ Equity (Deficit):
Equity (Deficit):
Share premium	$377,677	54,412	54,412
Reserves	42,749	39,897	28,681
Accumulated deficit	(431,059)	(327,344)	(305,634)
Accumulated other comprehensive loss	(27,778)	(24,421)	(23,753)
Total equity (deficit)	(38,340)	(254,678)	(243,947)
Non-current liabilities:
Borrowings	178,720	339,738	320,462
Amounts owed to related parties	—	12,163	—
Warrant liabilities	23,112	—	—
Shares held in escrow	101,859	—	—
Deferred tax liabilities	6,070	18,890	7,659
Other liabilities	2,750	3,797	5,077
Total non-current liabilities	312,511	374,588	333,198
Current liabilities:
Borrowings	74,646	114,780	99,975
Trade and other payables, net	85,381	94,116	104,608
Amounts owed to related parties	8,450	8,459	25,091
Current tax liabilities	11,756	9,393	7,542
Other liabilities	7,230	11,051	8,985
Total current liabilities	187,964	239,628	248,477
Total liabilities and stockholders’ equity (deficit)	462,135	359,538	337,728

Comparative figures as of the years ended December 31, 2020 and 2019 were restated to reflect the revised classification of certain factoring and reverse factoring arrangements previously classified as part of Trade and other payables (current) into Borrowings (current). For further information, see under the heading “Certain Conventions ––Restatement of Previously Issued Financial Statements” in this annual report and Note 2.4 “Restatement of Previously Issued Financial Statements” to the Annual Audited Consolidated Financial Statements included elsewhere in this annual report.

	For the Year ended December 31,
Consolidated Statement of Cash Flows:	2021	2020 (as restated)	2019 (as restated)
Cash flow provided by operating activities	$37,303	70,920	68,286
Cash flow used in investing activities	(23,703)	(17,091)	(12,069)
Cash flow generated from (used in) financing activities	58,044	(40,509)	(46,949)
Net increase in cash	71,644	13,320	9,268

Comparative figures for the years ended December 31, 2020 and 2019 were restated to reflect the revised classification of certain factoring and reverse factoring arrangements previously classified as part of Trade and other payables (current) into Borrowings (current) on “trade and other payables” and “payments on borrowings” in the statement of cash flows. Additionally, certain reclassifications have been made to the years ended December 31, 2020 and 2019 statement of cash flows to conform to the current year’s presentation, which include the separate disclosure for payment of lease liabilities, reclassification of interest paid on lease liabilities to operating activities and presentation of cash flow to/from related parties regarding loans to such entities in investing activities, which had no impact on previously reported loss for the years and accumulated losses. For further information, see under the heading “Certain Conventions ––Restatement of Previously Issued Financial Statements” in this annual report and Note 2.4 “Restatement of Previously Issued Financial Statements” to the Annual Audited Consolidated Financial Statements included elsewhere in this annual report.

	For the Year ended December 31,
Other Financial Data	2021	2020	2019
Contribution Margin(1)(2)	$152,656	121,685	97,688
Adjusted EBITDA(1)(3)	99,678	84,619	59,136
Revenue on a constant currency basis(4)	416,383	363,537	-
Contribution Margin on a constant currency basis(1)(2)(4)	154,256	134,585	-
Adjusted EBITDA on a constant currency basis(1)(3)(4)	100,384	93,455	-

(1)	Contribution Margin and Adjusted EBITDA are non-IFRS measures. We include these metrics as supplemental disclosures because we believe they are useful indicators of our operating performance. Contribution Margin and Adjusted EBITDA are well recognized performance measures in the pharmaceutical industry that are frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. However, because Contribution Margin and Adjusted EBITDA are non-IFRS measures and their calculation is not determined in accordance with IFRS, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, our calculation of Contribution Margin and Adjusted EBITDA as presented may not be directly comparable to similarly titled measures by other companies.
(2)	We define Contribution Margin as gross profit less selling expenses. For a reconciliation of gross profits to Contribution Margin, see Item 5.A under the heading “Operating Results––Non-IFRS Financial Measures–– Contribution Margin” in this annual report.
(3)	We define Adjusted EBITDA as EBITDA (which is defined as profit (loss) for the year before interest expense, net, income tax expense and depreciation and amortization) as further adjusted to exclude certain isolated costs incurred as a result of the COVID-19 pandemic, certain transaction costs incurred in connection with the Business Combination, certain listing expenses incurred in connection with the Business Combination, certain costs related to business transformation initiatives, certain foreign currency translation adjustments, and certain other finance costs and other nonrecurring, nonoperational or unordinary items as the Company may deem appropriate from time to time. For a reconciliation of profit (loss) for the year to Adjusted EBITDA, see Item 5.A under the heading “Operating Results––Non-IFRS Financial Measures–– EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin” in this annual report.
(4)

As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of results on a constant currency basis helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We calculate constant currency by calculating current year-end results using the prior years foreign currency exchange rates. These results should be considered in addition to, not as a substitute for, results reported in accordance with IFRS. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS. For additional information on constant currency results and metrics, see Item 5.A under the heading “Operating Results––Non-IFRS Financial Measures––Use of Constant Currency” in this annual report.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

You should carefully consider the risks and uncertainties described below, together with the other information contained in this annual report, before making any investment decision. Any of the following risks and uncertainties could have a material adverse effect on our business, prospects, results of operations and financial condition. The market price of our Ordinary Shares and Warrants could decline due to any of these risks and uncertainties, and you could lose all or part of your investment. The risks described below are those that we currently believe may materially affect us.

Risks Related to Product Development and Manufacturing

The development of new pharmaceutical products is a complex, risky and lengthy process involving significant financial, research and development and other resources, which may be delayed due to various factors. Such delays can result in increased costs or the emergence of competing products, which may have a material adverse effect on our business, financial condition and results of operations.

We develop advanced pharmaceutical oral delivery systems technologies primarily in the form of soft gelatin capsules (“Softgel”) that are used in the manufacturing of prescription pharmaceutical drugs (“Rx”) and over the counter (“OTC”) pharmaceutical products, as well as high-complexity drugs for hospital use, personal protective equipment, immunosuppressant, oncology and analgesics products and syringes, among other products. The development of new pharmaceutical products, including our advanced oral delivery systems, is a complex, inherently risky and lengthy process involving significant financial, R&D and other resources, and may not result in a commercially viable product. We must successfully develop, test, manufacture and launch our products as well as successfully register our products in each relevant jurisdiction, in advance of our competitors. A project may be delayed at any stage of the process due to various factors, including failure to obtain the required regulatory approvals for the product being developed or for its manufacturing facilities in a timely manner. Our products currently under development, if and when fully developed and tested, may not perform as we expect, or competitors may already occupy the market opportunity.

Decisions on the launch of a new oral delivery system and the timing of such launches are primarily driven by our R&D development team. Once the development of the product is completed and the results and appropriate documentation is submitted to the applicable health authority, investments made in the manufacture of pre-launch product, marketing materials and sales force training, may result in additional expenses if the product is not approved in a timely manner. Additionally, other factors such as price negotiation, large-scale natural disasters or global pandemics, and competitor activity may significantly delay the launch of a new product.

All of our products must meet and continue to comply with regulatory and safety standards and receive regulatory approvals in each of the markets in which they are to be commercialized. If health or safety concerns arise with respect to a product, we may be forced to withdraw it from the market and could face legal action if any harm came from the use of our products.

Significant delays in the development and anticipated launch dates of new products could hinder our achievement of development targets, adversely affect the reputation of our R&D capabilities, allow our competitors to bring competing products to the market before we do, significantly reduce the return on costs incurred in preparing for the launch of seasonal products that are launched off-season, and result in increased costs if marketing and sales efforts need to be rescheduled, which could materially adversely affect our business, financial condition and results of operations.

In addition, product development requires the accurate assessment of market trends and market acceptance among consumers and the medical community, particularly physicians and hospitals, in each of our target markets. Although hospitals often use generic products to reduce their costs, procurement departments of hospitals may not purchase our products. Physicians may not prescribe or recommend our products to patients, and pharmacists may not respect the prescription. Despite our track record of success in certain markets, the acceptance of any of our products among the medical community depends upon several factors, including the reputation of the brand, the safety and efficacy of the product, the effectiveness of our sales force, the product’s price, the product’s perceived advantages and disadvantages relative to competing products or treatments, and the prevalence and severity of side effects. Our overall profitability depends on, among other things, our ability to introduce new products in a timely manner, to differentiate our products with innovative formulations, to continue to manufacture products cost- efficiently and to manage the life cycle, including market acceptance, of our product portfolio.

We are subject to strict controls on the commercialization processes for our pharmaceutical products, including their development, manufacture, distribution and marketing, which vary by country and by region. Any delays in regulatory reviews or approvals could delay our ability to market our products, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to strict controls and approvals on the commercialization processes for our pharmaceutical products, including their development, manufacturing, distribution and marketing. The criteria for establishing safety, efficacy and quality, which are essential for securing marketing approvals, vary by country and by region. Obtaining approval for our products and manufacturing processes requires us to submit a dossier in respect of each international non-proprietary name (“INN”) and each formulation and dosage variation for such INN in each country in which we wish to market such product. Regulators delay approvals and require additional data before approval is granted, even though the pharmaceutical products may already be approved or launched in other countries.

Factors including advances in science and technology, evolving regulatory science and new laws and policies, can result in delays in the approval of new pharmaceutical products, including new advanced oral delivery systems. While we seek to manage most of these risks, unanticipated and unpredictable policymaking by governments and regulators, limited regulatory authority resources or conflicting priorities can often lead to delays in regulatory approvals. Any such delays in regulatory reviews and approvals could delay the marketing of our products, resulting in increased costs as described above, which may have a material adverse effect on our business, financial condition and results of operations.

Our future results of operations are subject to fluctuations in the costs, availability, and suitability of the components of the products we manufacture, including active pharmaceutical ingredients, excipients, purchased components, and raw materials. In addition, the global supply chain crisis may interfere with the operations of certain of our direct or indirect suppliers or with international trade for these supplies, which could raise our costs or reduce the productivity or slow the timing of our operations, which could have a material adverse effect on our business, financial condition and results of operations.

We depend on various active pharmaceutical ingredients, components, compounds, raw materials, and energy supplied primarily by others for our offerings. This includes, but is not limited to, pharmaceutical and biologic ingredients, gelatin, starch, and iota carrageenan for our Softgel products, packaging films for our Rx and OTC products, and glass vials and syringes for injectable fill-finish for certain of our Rx and Diabetrics (as defined below) products. Also, certain of our customers provide to us their active pharmaceutical or biologic ingredient for formulation or incorporation in the finished product and may supply other raw materials as well. It is possible that any of our or our customers’ supplier relationships could be interrupted due to changing regulatory requirements, import or export restrictions, natural disasters, international supply disruptions, whether caused by pandemics or otherwise, geopolitical issues, operational or quality issues at the suppliers’ facilities, and other events, or could be terminated in the future.

For example, gelatin is a critical component in most of our Softgel products produced by our NextGel segment. Gelatin is available from only a limited number of sources. In addition, much of the gelatin we use is bovine-derived. Past concerns of contamination from bovine spongiform encephalopathy (“BSE”), have narrowed the number of possible sources of particular types of gelatin. If there were a future disruption in the supply of gelatin from any one or more key suppliers, we may not be able to obtain an adequate alternative supply from our other suppliers. If future restrictions were to emerge on the use of bovine-derived gelatin due to concerns of contamination from BSE or otherwise, any such restriction could hinder our ability to timely supply our customers with products and the use of alternative non-bovine-derived gelatin could be subject to lengthy formulation, testing, and regulatory approval.

A disruption at any of our main manufacturing facilities could materially and adversely affect our business, financial condition and results of operations.

Our manufacturing operations are concentrated in six locations throughout Colombia, Brazil and El Salvador. Additionally, on December 31, 2021 we acquired an FDA approved 86,000 square feet pharmaceutical production facility located in West Palm Beach, Florida; our first US-based Softgel production facility and R&D center, which is expected to begin operations in May of 2022. A significant disruption at one or more of these facilities, whether it be due to fire, natural disaster, power loss, intentional acts of vandalism, climate change, war, terrorism, insufficient quality, cyber-attacks, or pandemic could materially and adversely affect our business.

Additionally, regulatory authorities routinely inspect all of our manufacturing facilities for compliance with applicable laws, rules, regulations and practices. While our manufacturing sites are compliant, if a regulatory authority were to identify serious adverse findings not corrected upon follow up inspections, we may be required to issue product recalls, shut down manufacturing facilities, and take other remedial actions. If any manufacturing facility were forced to cease or limit production, our business, financial condition and results of operations could be materially adversely affected.

Risks Related to Our Business and Financial Condition

We have identified a material weakness in our internal control over financial reporting. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and results of operations.

In connection with the audit of our Annual Audited Consolidated Financial Statements, we identified material weaknesses in our internal controls related to (i) our manual consolidation process which lacks the appropriate internal controls to prevent or detect material misstatements in a timely manner and to ensure that financial data recorded was complete and accurate, (ii) our information technology controls not being sufficiently designed and implemented to address certain information technology risks, (iii) the sufficiency of technical accounting resources with an appropriate level of technical experience required for timely and accurate financial reporting in accordance with IFRS, (iv) lack of system controls and effective processes to ensure that all manual journal entries are properly reviewed and approved prior to posting to the general ledger, and (v) our monitoring activities not being effective to ascertain whether the components of our internal control are present and functioning. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. We believe certain of the material weaknesses identified above contributed to the misclassification of certain of our factoring and reverse factoring arrangements as Trade and other payables (current) instead of Borrowings (current), as discussed in more detail under the heading “Certain Conventions ––Restatement of Previously Issued Financial Statements” in this annual report and Note 2.4 “Restatement of Previously Issued Financial Statements” to the Annual Audited Consolidated Financial Statements included elsewhere in this annual report.

Our remediation activities are ongoing, and we will continue to implement our initiatives to effectively implement our internal controls over financial reporting and further document our policies, procedures and internal controls, including, among others, (i) implementing corporate standardization of accounting for period-end consolidation, control of manual journal entries, strengthening of accounting organization, and implementing automated consolidation, (ii) redesigning and executing information technology controls, such as access controls, information technology security and operation, change management and segregation of duties, (iii) recruiting additional personnel in our finance and accounting departments to ensure that we have a sufficient complement of personnel with the appropriate level of knowledge and experience required for the timely and accurate financial reporting in accordance with IFRS, (iv) designing and implementing procedures over the preparation and review of journal entries to establish that manual journal entries are properly prepared, supported by adequate documentation, and independently reviewed and approved, and (v) implementing actions to strengthen the monitoring activities of internal controls. However, if our remedial measures are insufficient to address the material weaknesses, or if additional material weakness or significant deficiencies in our internal control are discovered or occur in the future, our financial statements may contain material misstatements. If our financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our financial statements are not filed on a timely basis in the future, we could be subject to sanctions or investigations by Nasdaq, or any other stock exchange on which the Ordinary Shares are listed, the SEC or other regulatory authorities. Either case could adversely affect investor confidence in us and materially and adversely affect our business and results of operations. For a discussion on our remedial measures, see Item 15.B under the heading “Management’s Annual Assessment of Internal Control Over Financial Reporting –– Remediation Efforts” in this annual report.

We have restated our financial statements for several prior periods, which may affect investor confidence, the price of our securities, our ability to raise capital in the future, our results of operations and financial condition, and which may result in stockholder litigation.

We have filed restated financial statements for several prior periods. Such restatements may have the effect of eroding investor confidence in the Company and our financial reporting and accounting practices and processes, and may negatively impact the trading price of our securities, could have a material adverse effect on our business, financial condition and results of operations, and may make it more difficult for us to raise capital on acceptable terms, if at all. The restatement and related material weaknesses in our internal control over financial reporting may also result in stockholder litigation.

If we do not enhance our existing products and services, or introduce new technology or service offerings in a timely manner, our products and services may become uncompetitive over time, or customers may not buy our products or buy less of them, which could have a material adverse effect on our business, financial condition and results of operations.

The healthcare industry is characterized by rapid technological change. Demand for our Rx and OTC pharmaceutical products, Diabetrics products and services, and our integral contract development and manufacturing organization (“iCDMO”) services may change in ways we may not anticipate because of evolving industry standards as well as a result of evolving customer needs that are increasingly sophisticated and varied and the introduction by others of new offerings and technologies that provide alternatives to our products and services. Approximately 60% of our sales for the year ended December 31, 2021 are linked to products and services based on our proprietary technologies. To the extent that such technologies are protected by patents, their related offerings may become subject to competition as the patents expire. Without the timely introduction of enhanced or new products and services, and technologies, our offerings may become uncompetitive over time, in which case our revenue and operating results would suffer. For example, if we are unable to respond to changes in the nature or extent of the technological or other needs of our pharmaceutical customers through enhancing our pharmaceutical products and services offerings, our competition may develop offerings that are more competitive than ours and we could find it more difficult to renew or expand existing agreements or obtain new agreements. Potential innovations intended to facilitate enhanced or new offerings generally will require a substantial investment before we can determine their commercial viability, and we may not have financial resources sufficient to fund all desired innovations.

The success of enhanced or new pharmaceutical products and services will depend on several factors, including our ability to:

●	properly anticipate and satisfy customer needs, including increasing demand for lower cost products;

●	enhance, innovate, develop, and manufacture new offerings in an economical and timely manner;

●	differentiate our products and services from competitors’ offerings;

●	achieve positive clinical outcomes for our and our customers’ new products;

●	meet safety requirements and other regulatory requirements of governmental agencies;

●	obtain valid and enforceable intellectual property rights; and

●	avoid infringing the proprietary rights of third parties.

Even if we succeed in creating enhanced or new pharmaceutical products and services from these innovations, they may still fail to result in commercially successful offerings or may not produce revenue in excess of the costs of development, and they may become uncompetitive due to changing customer preferences or the introduction by our competitors of offerings embodying new technologies or features. Finally, innovations may not be accepted quickly in the marketplace because of, among other things, entrenched patterns of clinical practice, the need for regulatory clearance, and uncertainty over market access or government or third-party reimbursement.

The demand for OTC products may be impacted by changes in consumer preferences. If we are unable to adapt to these changes, we may lose market share and our net sales may be negatively impacted, which could have a material adverse effect on our business, financial condition and results of operations.

Consumer preferences related to health concerns may change, which could negatively impact demand for our OTC products or cause us to incur additional costs to change our OTC products or product packaging. The success of certain our OTC products such as gastrointestinal, skin care and vitamins, minerals and supplements, is dependent on the continued growth in demand for overall health related products. If demand for products in this category decreases, our financial condition and results of operations would be negatively impacted.

Furthermore, our OTC consumer products customers may request changes in packaging to meet consumer demands, which could cause us to incur inventory obsolescence charges and redesign costs, which in turn could negatively impact our results of operations.

Our business depends upon certain customers for a significant portion of our sales, therefore, a disruption of our relationship with these customers or any material adverse change in these customers’ businesses could have a material adverse effect on our business, financial condition and results of operations.

Sales to the five largest economic groups that form part of our customer base comprised approximately 26% of our net sales for the year ended December 31, 2021. While no other customer individually comprised more than 6.5% of net sales for the year ended December 31, 2021. If our relationship with one of the five largest economic groups that form part of our customer base, including the terms of doing business with such customers, changes significantly, it could have a material adverse impact on our business, financial condition and results of operations.

Many of our customers, which include major global, national, and regional retail drug, supermarket, and mass merchandise chains, major wholesalers, sourcing groups, hospitals and grocery stores located primarily in Latin America and the United States, continue to merge or consolidate. Such consolidation has provided, and may continue to provide, customers with additional purchasing leverage, and consequently may increase the pricing pressures we face. The emergence of large buying groups representing independent retail pharmacies enable those groups to extract price discounts on our products.

Additionally, if we are unable to maintain adequately high levels of customer service over time, customers may choose to obtain alternate sources for products and/or end their relationships with us.

We depend on key personnel to operate and grow our business and to develop new and enhanced offerings and technologies and the loss of, or the failure to attract and retain, such key personnel could adversely affect our operations.

We depend on key personnel to operate and grow our business and to develop new and enhanced products, services and technologies and the loss of, or the failure to attract and retain, such key personnel could adversely affect our operations.

We depend on our executive officers and other key personnel, including our technical personnel, to operate and grow our business and to develop new and enhanced products, services and technologies. The loss of any of these officers or other key personnel or a failure to attract and retain suitably skilled technical personnel could adversely affect our operations.

In addition to our executive officers, we rely on seven senior vice presidents and senior management personnel to lead and direct our business. The members of the senior leadership team hold positions in areas such as corporate finance, audit and internal controls, human resources, corporate and legal affairs, international marketing and R&D, investor relations and mergers and acquisitions. Furthermore, each of our business segments (NextGel, Procaps Colombia, CAN (as defined below), CASAND (as defined below) and Diabetrics) is managed by a Vice-President that reports directly to the President.

With respect to our technical talent, we employ more than 305 scientists, technicians and skilled personnel in R&D and innovation. Many of our facilities are located in competitive labor markets like those in which our Colombia, Brazil, El Salvador and United States - Florida facilities are located. Global and regional competitors and, in some cases, customers and suppliers compete for the same skills and talent as we do.

We depend on our specialized sales representatives to generate the net sales and the levels of product and brand name awareness we desire.

We rely on our network of specialized sales representatives to create greater awareness of our products and brand names. As a result, our operations involve certain risks, including that our sales representatives may fail to comply with local requirements, to devote the resources necessary to achieve physician confidence or loyalty, to otherwise effectively market our products, and/or to provide us with accurate or timely information about product sales. In addition, we invest in the formation and specialization of each sales representative and have no assurance of their continued employment with us. During the year ended December 31, 2021, this sales force made approximately 734,000 visits to private practitioners. Our future growth and profitability will depend in part on the effectiveness and efficiency of our sales force.

Our business, financial condition, and results of operations may be adversely affected by global health epidemics, including the COVID-19 pandemic.

Our business, financial condition, and results of operations have been and may continue to be adversely affected by global health epidemics, including the COVID-19 pandemic.

In January 2020, the World Health Organization declared the COVID-19 pandemic to be a “Public Health Emergency of International Concern.” COVID-19 has spread across the globe and is affecting worldwide economic activity. Any public health epidemic, including the COVID-19 pandemic, may affect our operations and those of third parties on which we rely, including our customers and suppliers. Our business, financial condition, and results of operations may be affected by: disruptions in our customers’ abilities to fund, develop, or bring to market products as anticipated; delays in or disruptions to the conduct of clinical trials; cancellations of contracts or confirmed orders from our customers; decreased demand for categories of products in certain affected regions; and inability, difficulty, or additional cost or delays in obtaining key raw materials, components, and other supplies from our existing supply chain; among other factors caused by the COVID-19 pandemic.

In addition, the COVID-19 pandemic may affect the operations of INVIMA, the FDA, and other drug regulatory authorities, which could result in delays of inspections, reviews, and approvals of our customers’ products. Our operations could be disrupted if our employees become ill or are otherwise absent from work as a result of the COVID-19 pandemic. Governmental restrictions, including travel restrictions, quarantines, shelter-in-place orders, business closures, new safety requirements or regulations, or restrictions on the import or export of certain materials, or other operational issues related to the COVID-19 pandemic have had, and may continue to have, an adverse effect on our business, financial condition and results of operations. Additionally, while the potential economic impact brought by and the duration of the COVID-19 pandemic are difficult to assess or predict, the impact of the COVID-19 pandemic on the global financial markets may reduce our ability to access capital, which could negatively affect our short- and long-term liquidity.

The COVID-19 pandemic has had a negative impact on our business. It has caused complications in logistics and personnel transport during mandatory quarantine periods. Also, we had to hire additional personnel to substitute unavailable staff due to quarantine for potential exposure to COVID-19. We also incurred additional expenses by purchasing COVID-19 vaccines from the Colombian government for our employees, implementing a bus fleet to transport our employees to and from the plants, implementing COVID-19 testing, contracting third parties to substitute unavailable personnel and purchasing personal protective equipment. Price changes in raw materials also impacted our business, however, we were able to mitigate the impact of these effects by launching new products, training our sales forces to capitalize on opportunities, implementing fewer discount promotions, generating demand in markets such as Colombia and Central America, and by growing our generic drug business. However, the extent to which COVID-19 may affect our future results will depend on future developments that are highly uncertain, including the duration of the pandemic, new information that may emerge concerning the severity of the virus, and the actions governments, the pharmaceutical industry, competitors, suppliers, customers, patients, and others may take to contain or address its direct and indirect effects. The COVID-19 pandemic and associated mitigation measures may also have an adverse impact on healthcare systems, global economic conditions, or economic conditions in one or more regions where we or our customers operate, which could have an adverse effect on our business and financial condition.

In addition, the impact of the COVID-19 pandemic could exacerbate other risks we face, including those described elsewhere in “Risk Factors.” For more information on the impact of the COVID-19 pandemic on us, see Item 5.A under the heading “Operating Results––Impact of COVID-19” and Item 4.B under the heading “Recent Developments.”

Any breach, disruption or misuse of our, or our external business partners’, information systems or cyber security efforts could have a material adverse effect on our business, financial condition and results of operations.

We are increasingly dependent upon information technology systems to operate our business. Our systems, information and operations are highly complex and interrelated with our external business partners. These systems may contain confidential information (including personal data, trade secrets or other intellectual property, or proprietary business information). The nature of digital systems, both internally and externally, makes them potentially vulnerable to disruption or damage from human error and/or security breaches, which include, but are not limited to, ransomware, data theft, denial of service attacks, sabotage, industrial espionage, and computer viruses. Such events may be difficult to detect, and once detected, their impact may be difficult to assess and address.

We and our external business partners have been subject to cyber-attacks in the past, and we have experienced immaterial business disruption and data loss as a result of phishing, business email compromise and other types of attacks on our information technology systems and those of our external business partners. While we continue to employ resources to monitor our systems and protect our infrastructure, these measures may prove insufficient depending upon the attack or threat posed, and that could subject us to significant risks, including ransomware attacks, other cyber breaches and disruptions that (i) cause system issues, (ii) cause the loss, misappropriation or unauthorized access, use or disclosure of confidential information, (iii) impair our operations, (iv) cause us to lose customers or experience lower sales volume, or (v) causes us to incur significant liabilities or expenses to remediate such risks, which, individually or collectively, could result in financial, legal, business or reputational harm to us and could have a material adverse effect on our business, financial condition and results of operations.

In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power outages, systems failures and viruses. If we are unable to execute our disaster recovery and business if our plans prove insufficient for a particular situation or take longer than expected to implement in a crisis situation, it could have a material adverse effect on our business, financial condition and results of operations, and our business interruption insurance may not adequately compensate us for losses that may occur.

We are also subject to numerous laws and regulations designed to protect personal data, such as the European national laws implementing the General Data Protection Regulation and Brazil’s General Data Protection Law (Lei Geral de Proteção de Dados). These data protection laws introduced more stringent data protection requirements and significant potential fines, as well as increased our responsibility and potential liability in relation to personal data that we process. We have put mechanisms in place to ensure compliance with applicable data protection laws but there can be no guarantee of their effectiveness.

We may be unable to identify acquisition opportunities and successfully execute and close acquisitions, which could limit our potential for growth.

We have made several acquisitions in recent years, such as the recently acquired US-based Softgel production facility and R&D center located in West Palm Beach, Florida, and expect to actively seek new acquisitions that management believes will provide meaningful opportunities for growth by increasing our existing capabilities and expanding into new areas and markets of operations. However, we may not be able to identify suitable acquisition candidates or complete acquisitions on acceptable terms and conditions. Other companies in our industry have similar investment and acquisition strategies to ours, and competition for acquisitions may intensify. If we are unable to identify acquisition candidates that meet our criteria, or complete acquisitions on acceptable terms and condition, our potential for growth may be restricted. Additionally, because we may pursue acquisitions around the world and may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays in connection with identifying or acquiring suitable acquisition targets.

We may not be able to realize the benefits of business acquisitions and divestitures we enter into, including being unable to successfully and efficiently integrate acquisitions or execute on dispositions, which could have a material adverse effect on our business, financial condition and results of operations, and we may use our Ordinary Shares or other securities as consideration for future business acquisitions which could result in significant dilution to our shareholders.

We engage from time to time in acquisitions and other transactions that may complement or expand our business or in divestments of non-strategic businesses or assets. These transactions, including our recently acquired US-based Softgel production facility and R&D center, which is expected to begin operations in May of 2022, are accompanied by risks, many of which are beyond our control, and any one of them could result in increased cost, decreased net sales and diversion of management’s time and energy, any or all of which could materially impact our business, financial condition, and results of operations. Such risks include, among others, risks relating to our ability to successfully and efficiently integrate acquisitions or execute on dispositions and realize anticipated benefits therefrom.

In order to implement our growth strategy, we evaluate opportunities to buy or otherwise acquire rights to other businesses or technologies, enter into joint ventures or otherwise enter into strategic arrangements with business partners that could complement, enhance, or expand our current business or offerings and services or that might otherwise offer us growth opportunities, or divest assets or an ongoing business. We may face competition from other companies in pursuing acquisitions and similar transactions in the pharmaceutical industry. Our ability to complete transactions may also be limited by applicable antitrust and trade laws and regulations in the jurisdictions in which we or the operations or assets we seek to acquire carry on business. To the extent that we are successful in making acquisitions, we expend substantial amounts of cash, incur debt, or assume loss-making divisions as consideration. We or the purchaser of a divested asset or business may not be able to complete a desired transaction for any number of reasons, including a failure to secure financing.

Any acquisition that we are able to identify and complete may involve a number of risks, including, but not limited to (i) the diversion of management’s attention to integrate the acquired businesses or joint ventures, (ii) the possible adverse effects on our operating results during the integration process, (iii) the potential loss of customers or employees in connection with the acquisition, (iv) delays or reduction in realizing expected synergies, (v) unexpected liabilities, (vi) exposure to compliance, intellectual property, environmental, legal or other issues, not uncovered by a limited due diligence review of the target or otherwise, and (vii) our potential inability to achieve our intended objectives for the transaction.

To the extent that we are not successful in completing desired divestitures, as such may be determined by future strategic plans and business performance, we may have to expend substantial amounts of cash, incur debt, or continue to absorb the costs of loss-making or under-performing assets. Any divestiture, whether we are able to complete it or not, may involve a number of risks, including diversion of management’s attention, a negative impact on our customer relationships, costs associated with maintaining the business of the targeted divestiture during the disposition process, and the costs of closing and disposing of the affected business or transferring remaining portions of the operations of the business to other facilities.

Additionally, we may use our securities as consideration, in part or whole, for the purchase of acquired businesses as part of our business acquisition strategy. Such securities may carry rights or preferences different from or superior to those of our Ordinary Shares. Moreover, if such securities include our Ordinary Shares or securities senior to or pari passu to or convertible or exchangeable into our Ordinary Shares, the relative ownership interest of the holders of Ordinary Shares would be subject to dilution.

The demand for our iCDMO services depends in part on our customers’ research and development and the clinical and market success of their products. In the event our customers spend less on, or are less successful in, these activities for any reason, including as a result of decrease in spending due to the COVID-19 pandemic or recessionary economic conditions caused in whole or in part by the pandemic, our business, financial condition, and results of operations may be materially adversely affected.

The demand for our iCDMO offerings depends in part on our customers’ research and development and the clinical and market success of their products. Our business, financial condition, and results of operations may be negatively affected if our customers spend less on, or are less successful in, these activities. In addition, customer spending may be affected by, among other things, the COVID-19 pandemic or recessionary economic conditions caused in whole or in part by the pandemic.

Our customers are engaged in research, development, production, and marketing of pharmaceutical, biotechnology, and consumer health products. The amount of customer spending on research, development, production, and marketing, as well as the outcomes of such research, development, and marketing activities, have a large impact on our sales and profitability, particularly the amount our customers choose to spend on our iCDMO offerings. Our customers determine the amounts that they will spend based upon, among other things, available resources and their need to develop new products, which, in turn, are dependent upon a number of factors, including their competitors’ research, development, and production initiatives, and the anticipated market uptake, clinical, and reimbursement scenarios for specific products and therapeutic areas. In addition, consolidation in the industries in which our customers operate may have an impact on such spending as customers integrate acquired operations, including research and development departments and their budgets. Our customers finance their research and development spending from private and public sources. A reduction in spending by our customers, for these reasons or because of the COVID-19 pandemic or its direct or indirect effects, could have a material adverse effect on our business, financial condition, and results of operations. If our customers are not successful in attaining or retaining product sales due to market conditions, reimbursement issues, or other factors, our results of operations may be materially adversely affected.

Risks Related to Our Industry

We participate in a highly competitive market, and increased competition may adversely affect our business, financial condition and results of operations.

We operate in a market that is highly competitive. We compete with multiple companies as to each of our offerings and in every region of the globe in which we operate, including competing with other companies that offer advanced delivery technologies, outsourced dose form, or development services to pharmaceutical and consumer health companies based in North America, South America, Europe, and the Asia- Pacific region. We also compete in some cases with the internal operations of those pharmaceutical, biotechnology, and consumer health customers that also have manufacturing capabilities and choose to source these services internally.

We face substantial competition in each of our markets. Competition is driven by proprietary technologies and know-how, capabilities, consistency of operational performance, quality, price, value, responsiveness, and speed. Some competitors have greater financial, R&D, operational, and marketing resources than we do. Competition may also increase as additional companies enter our markets or use their existing resources to compete directly with ours. Expanded competition from companies in low-cost jurisdictions, such as India and China, may in the future adversely affect our results of operations or limit our growth. Greater financial, research and development, operational, and marketing resources may allow our competitors to respond more quickly with new, alternative, or emerging technologies. Changes in the nature or extent of our customers’ requirements may render our offerings obsolete or non-competitive and could adversely affect our business, financial condition and results of operations.

Changes in market access or healthcare reimbursement for, or public sentiment towards our, or our customers’, products in Latin America, the United States and other countries in which we operate, or other changes in applicable policies regarding the healthcare industry, could adversely affect our financial condition and results of operations by affecting demand for our products and services.

The healthcare industry has changed significantly over time, and we expect the industry to continue to evolve. Some of these changes, such as ongoing healthcare reform, adverse changes in governmental or private funding of healthcare products and services, legislation or regulations governing patient access to care and privacy, or the delivery, pricing, or reimbursement approval of pharmaceuticals and healthcare services or mandated benefits, may cause healthcare industry participants to change the amount of our products and services that they purchase or the price they are willing to pay for these offerings. In particular, there is significant uncertainty about the likelihood of changes to the Affordable Care Act (the “ACA”) in the United States and healthcare laws in general in the United States, including future legislation that may affect or put a cap on future pricing of pharmaceutical products. While we are unable to predict the likelihood of changes to healthcare legislation, any substantial revisions in these legislations, including in the ACA, could have a material adverse effect on the demand for our or our customers’ products, which in turn could have a negative impact on our business, financial condition and results of operations. Changes in the healthcare industry’s pricing, selling, inventory, distribution, or supply policies or practices, or in public or government sentiment for the industry as a whole, could also significantly reduce our revenue and results of operations. In particular, volatility in individual product demand may result from changes in public or private payer reimbursement or coverage.

Our Rx products business in particular could be materially adversely impacted by measures taken by governmental entities or private payers to restrict patients’ access to our products or increase pressure on drug pricing, including denial of price increases, prospective and retrospective price decreases, and increased mandatory discounts or rebates. These actions may drive us and our competitors to decrease prices or may reduce the ability of customers to pay for our products, which could materially negatively impact our Rx products business’ results of operations.

The illegal trade in pharmaceutical products, including counterfeiting, theft and illegal diversion, is widely recognized. Public loss of confidence in the integrity of pharmaceutical products as a result of illegal trade could materially adversely affect our reputation, financial condition and results of operation.

The illegal trade in pharmaceutical products is widely recognized by the industry, non-governmental organizations and governmental authorities to be increasing. Illegal trade includes counterfeiting, theft and illegal diversion (that is, when our products are found in a market where we did not send them and where they are not approved to be sold). There is a risk to public health when illegally traded products enter the supply chain, as well as associated financial risk. Authorities and the public expect us to help reduce opportunities for illegal trade in our products through securing our supply chains, surveillance, investigation and supporting legal action against those found to be engaged in illegal trade.

Public loss of confidence in the integrity of pharmaceutical products as a result of illegal trade could materially adversely affect our reputation and financial performance. In addition, undue or misplaced concern about this issue may cause some patients to stop taking their medications, with consequential risks to their health.

If we are found liable for breaches in our supply chains, authorities may take action, financial or otherwise, that could adversely impact the distribution of our products. Counterfeit and/or illegally diverted products replacing sales of genuine products in a market can have a direct financial impact on our global markets as well as being a risk to patient safety.

Risks Related to Our Intellectual Property

We and our customers depend on patents, copyrights, trademarks, know-how, trade secrets, and other forms of intellectual property protections, but these protections may not be adequate.

We rely on a combination of know-how, trade secrets, patents, copyrights, trademarks, and other intellectual property laws, nondisclosure and other contractual provisions, and technical measures to protect many of our products, services and intangible assets. These proprietary rights are important to our ongoing operations. There can be no assurance that these protections will provide uniqueness or meaningful competitive differentiation in our offerings or otherwise be commercially valuable or that we will be successful in obtaining additional intellectual property or enforcing our intellectual property rights against unauthorized users. Our exclusive rights under certain of our products and services are protected by patents, some of which will expire in the near term. When patents covering a product or service expire, loss of exclusivity may occur, which may force us to compete with third parties, thereby negatively affecting our revenue and profitability. We do not currently expect any material loss of revenue to occur as a result of the expiration of any patent currently protecting our business.

Our proprietary rights may be invalidated, circumvented, or challenged. We may in the future be subject to proceedings seeking to oppose or limit the scope of our patent applications or issued patents. In addition, in the future, we may need to take legal actions to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity or scope of the proprietary rights of others. Legal proceedings are inherently uncertain, and the outcome of such proceedings may be unfavorable to us.

Any legal action regardless of outcome might result in substantial costs and diversion of resources and management attention. Although we use reasonable efforts to protect our proprietary and confidential information, there can be no assurance that our confidentiality and non-disclosure agreements will not be breached, our trade secrets will not otherwise become known by competitors, or that we will have adequate remedies in the event of unauthorized use or disclosure of proprietary information. Even if the validity and enforceability of our intellectual property is upheld, an adjudicator might construe our intellectual property not to cover the alleged infringement. In addition, intellectual property enforcement may be unavailable or practically ineffective in some countries. There can be no assurance that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology or that third parties will not design around our intellectual property claims to produce competitive offerings. The use of our technology or similar technology by others could reduce or eliminate any competitive advantage we have developed, cause us to lose sales, or otherwise harm our business.

We have applied in the United States, Colombia and certain other countries for registration of a number of trademarks, service marks, and patents, some of which have been registered or issued, and also claim common law rights in various trademarks and service marks. In the past, third parties have occasionally opposed our applications to register intellectual property, and there can be no assurance that they will not do so in the future. It is possible that in some cases we may be unable to obtain the registrations for trademarks, service marks, and patents for which we have applied, and a failure to obtain trademark and patent registrations in the United States, Colombia or other countries could limit our ability to protect our trademarks and proprietary technologies and impede our marketing efforts in those jurisdictions.

License agreements with third parties control our rights to use certain patents, software, and information technology systems and proprietary technologies owned by third parties, some of which are important to our business. Termination of these license agreements for any reason could result in the loss of our rights to this intellectual property, causing an adverse change in our operations or the inability to commercialize certain offerings.

In addition, many of our branded pharmaceutical customers rely on patents to protect their products from generic competition. Because incentives exist in some countries, including the United States, for generic pharmaceutical companies to challenge these patents, pharmaceutical and biotechnology companies are under the ongoing threat of challenges to their patents. If the patents on which our customers rely were successfully challenged and, as a result, the affected products become subject to generic competition, the market for our customers’ products could be significantly adversely affected, which could have an adverse effect on our business, financial condition and results of operations. We attempt to mitigate these risks by making our offerings available to generic manufacturers and distributors in the United States, as well as branded manufacturers and distributors world-wide, but there can be no assurance that we will be successful in marketing these offerings.

Our products and services, or our customers’ products, may infringe on the intellectual property rights of third parties and any such infringement could have a material adverse effect on our business.

From time to time, third parties have asserted intellectual property infringement claims against us and our customers, and there can be no assurance that third parties will not assert infringement claims against either us or our customers in the future. While we believe that our products and services do not infringe in any material respect upon proprietary rights of other parties, and that meritorious defenses would exist with respect to any assertion to the contrary, there can be no assurance that we could successfully avoid being found to infringe on the proprietary rights of others. Patent applications in the United States, Colombia and certain other countries are generally not publicly disclosed until the patent is issued or published, and we and our customers may not be aware of currently filed patent applications that relate to our or their products, services, or processes. If patents later issue on these applications, we or they may be found liable for subsequent infringement. There has been substantial litigation in the pharmaceutical industry with respect to the manufacture, use, and sale of products that are the subject of conflicting patent rights.

Any claim that our products, services or processes infringe third-party intellectual property rights (including claims arising through our contractual indemnification of our customers), regardless of the claim’s merit or resolution, could be costly and may divert the efforts and attention of our management and technical personnel. We may not prevail against any such claim given the complex technical issues and inherent uncertainties in intellectual property matters. If any such claim results in an adverse outcome, we could, among other things, be required to:

●	pay substantial damages (potentially including treble damages in the United States);

●	cease the manufacture, use, or sale of the infringing offerings or processes;

●	discontinue the use of the infringing technology;

●	expend significant resources to develop non-infringing technology;

●	license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms or at all; and

●	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property against others.

In addition, our customers’ products may be subject to claims of intellectual property infringement and such claims could materially affect our business if their products cease to be manufactured or they have to discontinue the use of the infringing technology.

Any of the foregoing could affect our ability to compete or have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to the Countries We Operate In

We are an international company with operations primarily in Latin America and are subject to the market risks of the countries in which we manufacture and/or sell our products, and to risks associated with foreign exchange rates.

We currently maintain production facilities in Colombia, Brazil, El Salvador and recently in the United States. On December 31, 2021 we acquired an FDA approved 86,000 square feet pharmaceutical production facility located in West Palm Beach, Florida; our first US-based Softgel production facility and R&D center, which is expected to begin operations in May of 2022. Our ability to conduct and expand our business and our financial performance are subject to the risks inherent to international operations, such as currency controls, currency fluctuations, trade barriers, increases in duties, taxes and governmental royalties, nationalization, forced negotiation, changes in local labor conditions, labor strikes, price instability, interest rates, modification of existing contracts and changes in local laws and policies, regulation, taxation, social instability and other political, social and economic developments affecting the countries in which we operate. We have no control over these factors and they may have an adverse effect on our business, financial condition, results of operations and prospects.

We report our financial results in U.S. dollars. However, a significant portion of our net sales, assets, indebtedness and other liabilities, and costs are denominated in foreign currencies. These currencies include, among others, the Colombian Peso, the Brazilian Real, and the Peruvian Soles. Approximately 41% of our revenue for the year ended December 31, 2021 was U.S. dollar denominated. Our results of operations and, in some cases, cash flows, have in the past been, and may in the future be, adversely affected by movements in exchange rates. Although a significant portion of our operating costs are denominated in foreign (non-U.S.) currency, naturally reducing our exposure to changes in certain foreign currency exchange rates, we may implement currency hedges or take other actions intended to further reduce our exposure to changes in foreign currency exchange rates. If we are not successful in mitigating the effects of changes in exchange rates on our business, any such changes could materially impact our results.

Additionally, our operations may be adversely affected by trade barriers, increases in duties, taxes and governmental royalties, social unrest, labor strikes, expropriation, nationalization, forced negotiation or modification of existing contracts, and changes in the local laws and policies of the countries in which we conduct our business. We are also exposed to risks related to social instability and other political, economic or social events in these countries, which could have an adverse effect on our business, financial condition and results of operations, as well as our ability to comply with our financial obligations in a timely manner.

In addition, several emerging market economies are particularly vulnerable to the impact of rising interest rates, inflationary pressures, higher oil and other commodity prices, and large external deficits. Risks in one country can limit our opportunities for portfolio growth and negatively affect our operations in another country or countries. As a result, any such unfavorable conditions or developments could have an adverse impact on our operations.

Many of our assets are located in, and a large part of our income is earned in, Colombia and, thus, we are dependent on economic and political conditions in Colombia.

Several of our subsidiaries, such as Procaps, S.A., organized as a capital stock corporation (sociedad anónima), and Diabetrics Healthcare S.A.S., organized as simplified stock corporation (sociedad por acciones simplificada), are organized under the laws of Colombia. Many of our assets are located in Colombia and a portion of our income is earned in Colombia. Our assets and income are subject to political, economic, regulatory and other uncertainties, including expropriation, nationalization, renegotiation or voiding of existing contracts, currency exchange restrictions and international monetary fluctuations. Accordingly, our financial condition and results of operations depend significantly on macroeconomic and political conditions prevailing in Colombia.

In Colombia, inflation rates have fluctuated significantly in recent years. The inflation rate reached 5.62% and 1.61% for the years ended December 31, 2021 and 2020, respectively. We cannot assure you that inflation rates will remain stable or that inflation rates will not increase significantly in the future.

Changes in economic policies in Colombia could affect our business, financial condition and results of operations, as well as the ability of our subsidiaries to pay dividends or make other distributions to us.

Our financial condition and results of operations may be adversely affected by changes in the political climate of Colombia to the extent that such changes affect the economic policies, growth, stability, outlook or regulatory environment.

The Colombian Government has historically exercised substantial influence on the local economy, and governmental policies are likely to continue to have an important effect on companies operating in Colombia like us, market conditions and the prices of securities of issuers operating in Colombia, including the Notes. The President of Colombia has considerable power to determine governmental policies and actions relating to the economy and may adopt policies that may negatively affect us. We cannot predict which policies will be adopted by the new government and whether those policies would have a negative impact on the Colombian economy, on the pharmaceutical or healthcare industry or on our business, financial performance and results of operations.

We cannot provide any assurances that political or social developments in Colombia over which we have no control, will not have an adverse effect on our respective economic situations and will not adversely affect the business, financial condition and results of operations of our subsidiaries and their ability to pay dividends or make other distributions to us. This could have a material adverse effect on our business, results of operations, financial condition and ability to make payments on the Notes.

Pursuant to the peace agreements negotiated between the FARC and the Colombian Government in 2016, the FARC occupies five seats in the Colombian Senate and five seats in the Colombian House of Representatives. We cannot predict which policies will be adopted by the Colombian Government and whether the policies would have a negative impact on the Colombian economy, on the pharmaceutical or healthcare industry or on our business, financial condition and results of operations. Furthermore, there can be no assurance that the peso will not depreciate or appreciate relative to the U.S. dollar and other currencies in the future.

The Colombian Government and the Colombian Central Bank exercise significant influence on the Colombian economy. Political and economic conditions may have an impact on our business, financial condition and results of operations.

The Colombian Government and the Colombian Central Bank can intervene in Colombia’s economy and make significant changes in monetary, fiscal and regulatory policy, which could result in currency devaluation and the changes in international reserves. Our business, financial condition and results of operations may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia or the international markets. Possible developments include fluctuations in exchange rates, inflation, instability of prices, changes in interest rates, liquidity of domestic capital and debt markets, exchange controls, deposit requirements on foreign borrowings, controls on capital flows, and limits on foreign trade.

Although the Colombian Government has not imposed foreign exchange restrictions since 1990, Colombia’s foreign currency markets have historically been extremely regulated. Colombian law permits the Colombian Central Bank to impose foreign exchange controls to regulate the remittance of dividends and/or foreign investments in the event that the foreign currency reserves of the Colombian Central Bank fall below a level equal to the value of three months of imports of goods and services into Colombia. Please see “Exchange Rates and Controls” for actions the Colombian Central Bank could take to intervene in the exchange market. An intervention that precludes us from possessing, utilizing or remitting dollars would impair our financial condition and results of operations, and would impair the shareholders’ ability to convert any dividend payments to U.S. dollars.

The Colombian Government has considerable power to shape the Colombian economy and, consequently, affect the operations and financial performance of businesses. The Colombian Government may seek to implement new policies aimed at controlling further fluctuation of the peso against the U.S. dollar and fostering domestic price stability. The president of Colombia has considerable power to determine governmental policies and actions relating to the economy and may adopt policies that are inconsistent with those of the prior government or that negatively affect us.

Many of our assets are located in, and a large part of our income is earned in, El Salvador and, thus, we are dependent on economic and political conditions in El Salvador.

We have two manufacturing facilities in El Salvador and a large part of our income is earned in El Salvador. The assets and income of our subsidiaries in El Salvador are subject to political, economic, regulatory and other uncertainties, including expropriation, nationalization and renegotiation or voiding of existing contracts. Accordingly, our financial condition and results of operations depend significantly on macroeconomic and political conditions prevailing in El Salvador.

An emerging country such as El Salvador is subject to many different factors that may affect its economic results, including the following:

●	financial regulation in the United States;

●	changes in economic or tax policies in El Salvador;

●	the ability of El Salvador to effect key economic reforms;

●	the impact of hostilities or political unrest in other countries that may affect international trade, commodity prices and the global economy;

●	internal security issues relating to crime and violence; and

●	low GDP growth rate in El Salvador;

El Salvador’s economy remains vulnerable to external shocks, including global economic crises that could be caused by future significant economic difficulties of its major regional trading partners or by more general “contagion” effects, which could have a material adverse effect on El Salvador’s economic growth and therefore our operations in the country.

A significant decline in the economic growth of any of El Salvador’s major trading partners could adversely affect El Salvador’s economic growth. In particular, a decline in economic growth in the United States could affect the level of remittances received in El Salvador, which in turn could affect El Salvador’s balance of payments and domestic demand. In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes appear to demonstrate a “contagion” effect, in which an entire region or class of investment is disfavored by international investors, El Salvador could be adversely affected by negative economic or financial developments in other emerging market countries.

There can be no assurance that any crises such as those described above or similar events will not negatively affect investor confidence in emerging markets or the economies of the principal countries in Latin America, including El Salvador.

We have significant assets in Brazil, and a large part of our income is earned in Brazil and, thus, we are dependent on economic and political conditions in Brazil.

We have a manufacturing facility in Brazil and a large part of our income is earned in Brazil. As are all assets and income located or earned in emerging market countries, the assets and income of our subsidiaries in Brazil are subject to political, economic, regulatory and other uncertainties, including expropriation, nationalization, renegotiation or voiding of existing contracts, currency exchange restrictions and international monetary fluctuations. Accordingly, our financial condition and results of operations depend significantly on macroeconomic and political conditions prevailing in Brazil.

The Brazilian government has exercised and continues to exercise significant influence on the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely affect us.

The Brazilian economy has been characterized by intervention by the Brazilian government, which has often changed monetary, credit and other policies to influence Brazil’s economy. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, depreciation of the real, controls on remittances abroad, fluctuations of the Brazilian Central Bank’s base interest rate, as well as other measures. We do not have any control over what measures or policies the Brazilian government may adopt in the future and we cannot foresee them. Our business, financial condition, results of operations, and prospects may suffer from significant changes in policies or regulations involving or affecting factors such as:

●	expansion or contraction of the global or Brazilian economy;

●	currency exchange controls and restrictions on remittances abroad;

●	economic and social instability;

●	political elections;

●	import and export controls;

●	significant exchange rate fluctuations;

●	changes in tax regimes and taxation;

●	changes in labor regulations;

●	liquidity of financial and domestic capital markets;

●	interest rates;

●	inflation;

●	monetary policy;

●	the regulatory environment applicable to our activities;

●	fiscal policy; and

●	other political, diplomatic, social, and economic events that may take place in Brazil or may affect it.

The Brazilian Central Bank has intervened occasionally to control unstable movements in the foreign exchange rate. We cannot predict whether the Brazilian Central Bank will continue to let the real float freely. Accordingly, it is not possible to predict what impact the Brazilian government’s exchange rate policies may have on us. We cannot assure that in the future the Brazilian government will not impose a band within which the real U.S. dollar-real exchange rate could fluctuate or set fixed exchange rates, nor can we predict what impact such an event might have on our business, financial position or operating results.

Uncertainty regarding the Brazilian government’s implementation of changes in policies or regulations that may affect these or other factors in the future could contribute to economic uncertainty in Brazil and to heightened volatility in the market for Brazilian securities and for securities issued abroad by Brazilian companies. Such uncertainties and other future developments in the Brazilian economy and governmental policies in respect of the above may materially and adversely affect us.

Brazilian politics have historically affected the performance of the Brazilian economy, and past political crises have affected the confidence of investors and the public, generally resulting in an economic slowdown and volatility of securities issued by Brazilian companies. The impeachment of former President Dilma Rouseff, opposition to current President Jair Bolsonaro, as well as wide-scale protests throughout Brazil focused on economic and political reform, have led to a climate of growing uncertainty. Brazilian presidents have substantial power to determine public policy, as well as to introduce measures affecting the Brazilian economy and the operations and financial results of companies such as ours. The conviction, imprisonment and release of former President Luiz Inacio Lula da Silva and his potential presidential candidacy in 2022 has further increased political and economic instability.

New and amended Brazilian policies and regulations, whether in response to further protests, as a result of the upcoming 2022 general elections or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

In addition, uncertainty over whether the acting Brazilian government will have the political power or will to implement other needed policies or regulations affecting the above or other factors in the future may also contribute to economic uncertainty in Brazil.

Risks Related to Laws and Regulations

A significant portion of medication on the market, including ours, is subject to price control regulations. This control may limit our margins and our ability to pass on cost increases to our customers, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to a variety of legislation that imposes price controls over certain pharmaceutical products that we manufacture and sell. Among these laws are Colombian regulations that establish price controls for certain drugs or groups of medication, which take into consideration factors such as the number of manufactures of such drugs and competitors in the market, and the impact on the private sector or commercial channels, as defined by Colombia’s National Drug and Medical Devices Pricing Commission (Comisión Nacional de Precios de Medicamentos y Dispositivos Médicos), which applies a methodology based on a price comparison in international markets that are comparable with the Colombian market. In Brazil there is legislation which limits price increases and inflation adjustments to once per year, according to a cap based on the National Broad Consumer Price Index (Índice Nacional de Preços aos Consumidores Amplo), a productivity factor and an adjustment factor, all calculated as percentages per year. These price controls, among others, have resulted in lower profit margins. We cannot guarantee that we will be able to maintain our profit margins in the future or that the governments in the jurisdictions in which we operate will not impose additional or more restrictive price controls, which may have a material adverse effect on our business, financial condition and results of operations.

We may be held liable if a consumer has an adverse health reaction to a product we sell or manufacture.

The use or misuse of our products may result in adverse health reactions in our consumers. Incidents involving our products may have a material adverse effect on us. Lawsuits, including product liability or administrative cases, may be filed against us claiming that our products were spoiled, tampered with, contaminated, did not meet the product descriptions, or did not contain appropriate disclosure information on possible side-effects or risks, among other things. These cases may result in significant expenses due to product recalls. Any real or potential health risk associated with our products, including negative publicity, may cause our consumers to lose their trust in the safety, efficiency and quality of our products. Even if products manufactured by third-parties harm consumers, our industry may suffer from negative publicity, which could decrease demand for our products. Any claim of this type against our products may have a material adverse effect on our business, financial condition and results of operations.

We are subject to product and other liability risks that could exceed our anticipated costs or adversely affect our results of operations, financial condition, and cash flows.

We are subject to potentially significant product liability and other liability risks that are inherent in the design, development, manufacture, and marketing of our products and services. We may be named as a defendant in product liability lawsuits, which may allege that our products and services have resulted or could result in an unsafe condition or injury to consumers. Such lawsuits could be costly to defend and could result in reduced sales, significant liabilities, and diversion of management’s time, attention, and resources. Even claims without merit could subject us to adverse publicity and require us to incur significant legal fees.

Furthermore, product liability claims and lawsuits, regardless of their ultimate outcome, could have a material adverse effect on our business operations, financial condition, and reputation and on our ability to attract and retain customers. We have historically sought to manage this risk through the combination of product liability insurance and contractual indemnities and liability limitations in our agreements with customers and vendors. The availability of product liability insurance for companies in the pharmaceutical industry is generally more limited than insurance available to companies in other industries. Insurance carriers providing product liability insurance to those in the pharmaceutical and biotechnology industries generally limit the amount of available policy limits, require larger self-insured retentions, and exclude coverage for certain products and claims. We maintain product liability insurance with annual aggregate limits in excess of $15 million. There can be no assurance that a successful product liability or other claim would be adequately covered by our applicable insurance policies or by any applicable contractual indemnity or liability limitations.

Failure to comply with existing and future regulatory requirements could adversely affect our business, financial condition and results of operations, or result in claims from customers.

The healthcare industry is highly regulated. We, and our customers, are subject to various local, state, federal, national, and transnational laws and regulations, which include the operating, quality, and security standards of INVIMA, the FDA, Brazil’s Health Regulatory Agency (Agência Nacional de Vigilância Sanitária, or “ANVISA”), Health Canada, the United Kingdom’s Medicines and Healthcare products Regulatory Agency (the “MHRA”), Australia’s Department of Health Therapeutic Goods Administration (the “TGA”), Mexico’s Federal Commission for the Protection against Sanitary Risk (Comisión Federal para la Protección contra Riesgos Sanitarios, or “Cofepris”) and various state boards of pharmacy, state health departments, and other similar bodies and agencies of the jurisdictions in which we operate, and, in the future, any change to such laws and regulations could adversely affect us. Among other rules affecting us, we are subject to laws and regulations concerning manufacturing practices and drug safety. Our subsidiaries may be required to register for permits or licenses, and may be required to comply, with the laws and regulations of such agencies, boards of pharmacy, health departments, or other comparable agencies in various jurisdictions around the world, as well as certain accrediting bodies, such as the International Organization for Standardization (“ISO”), depending upon the type of operations and locations of distribution and sale of the products manufactured or services provided by those subsidiaries.

The manufacture, distribution, and marketing of our products and services are subject to extensive ongoing regulation by INVIMA, FDA, ANVISA, Health Canada, MHRA, TGA, Cofepris and other equivalent local, state, federal, national, and transnational regulatory authorities. Failure by us or by our customers to comply with the requirements of these regulatory authorities could result in warning letters, product recalls or seizures, monetary sanctions, injunctions to halt manufacture or distribution, restrictions on our operations, civil or criminal sanctions, or withdrawal of existing or denial of pending approvals, permits, or registrations, including those relating to products or facilities. In addition, any such failure relating to the products or services we provide could expose us to contractual or product liability claims as well as claims from our customers, including claims for reimbursement for lost or damaged active pharmaceutical ingredients, which cost could be significant.

In addition, any new products or services classified as pharmaceutical must undergo lengthy and rigorous clinical testing and other extensive, costly, and time-consuming procedures mandated by the regulatory authorities in the jurisdictions that regulate our products or services. We or our customers may elect to delay or cancel anticipated regulatory submissions for current or proposed new products or services for any number of reasons.

Although we believe that we comply in all material respects with applicable laws and regulations, there can be no assurance that a regulatory agency or tribunal would not reach a different conclusion concerning the compliance of our operations with applicable laws and regulations. In addition, there can be no assurance that we will be able to maintain or renew existing permits, licenses, or other regulatory approvals or obtain, without significant delay, future permits, licenses, or other approvals needed for the operation of our businesses. Any noncompliance by us or our customers with applicable law or regulation or the failure to maintain, renew, or obtain necessary permits and licenses could have an adverse effect on our business, financial condition and results of operations. Furthermore, loss of a permit, license, or other approval in any one portion of our business may have indirect consequences in another portion of our business if regulators or customers adjust their reviews of such other portion as a result or customers cease business with such other portion due to fears that such loss is a sign of broader concerns about our ability to deliver products or services of sufficient quality.

We are subject to environmental, health, and safety laws and regulations, which could increase our costs and restrict our operations in the future.

Our operations are subject to a variety of environmental, health, and safety laws and regulations in each of the jurisdictions in which we operate. These laws and regulations govern, among other things, air emissions, wastewater discharges, the use, handling, and disposal of hazardous substances and wastes, soil and groundwater contamination, and employee health and safety. Any failure by us to comply with environmental, health, and safety requirements could result in the limitation or suspension of production or subject us to monetary fines, civil or criminal sanctions, or other future liabilities in excess of our reserves. We are also subject to laws and regulations governing the destruction and disposal of raw materials and non-compliant products, the handling of regulated material included in our products, and the disposal of our products or their components at the end of their useful lives. In addition, compliance with environmental, health, and safety requirements could restrict our ability to expand our facilities or require us to acquire costly environmental or safety control equipment, incur other significant expenses, or modify our manufacturing processes. Our manufacturing facilities may use, in varying degrees, hazardous substances in their processes. Any contamination at our current facilities, or at formerly owned or operated properties, can result in liability to us.

In the event of the discovery of new or previously unknown contamination either at our facilities or at third-party locations, including facilities we formerly owned or operated, or the imposition of cleanup obligations for which we are responsible, we may be required to take additional, unplanned remedial measures for which we have not recorded reserves, which could have a material adverse effect on our business, financial condition and results of operations.

Failure to meet regulatory or ethical expectations on environmental impact, including climate change, could affect our ability to market and sell our products if other products with a better carbon footprint are available.

The physical risks that climate change poses to our business have been analyzed and we expect exposure to periods of extreme heat, floods and water scarcity to become more frequent and severe in some regions where we operate, in the medium to longer term. These conditions may pose physical risks to our business and supply chain. Among our initiatives to mitigate our impact on the planet and the climate crisis, we have recently designed a carbon neutrality strategy which we launched at the end of 2021. Our strategy has the goal of, among others, (i) calculating our baseline carbon footprint and comparing it to the footprint of similar businesses to identify a benchmark, (ii) identifying greenhouse gas emissions mitigation opportunities, and (iii) developing a strategy combining mitigation and offsetting to become carbon neutral by a date to be determined. If global temperatures continue to rise and we are unable to adapt to such risks, our business and supply chain may be adversely affected, which could have a material adverse effect on our financial condition and results of operations. For more information on our carbon neutrality strategy, see Item 4.B under the heading “Corporate Responsibilities and Environmental, Social, and Governance (“ESG”) –– Carbon Neutrality Strategy” in this annual report.

Furthermore, there is an increasing global focus from regulators, investors, healthcare providers and broader society regarding measures needed to transition to a low carbon economy and the impact that this transition will have on businesses. In some markets, regulators or healthcare providers may choose not to approve or reimburse our products if other products with a better carbon footprint are available. In addition, carbon taxes and fees may be imposed on us and our suppliers as a way to reduce greenhouse gas emissions.

Our global operations are subject to economic, political, and regulatory risks, including the risks of changing regulatory standards or changing interpretations of existing standards that could affect our financial condition and results of operation or require costly changes to our business.

We conduct our operations in various regions of the world, including South America, Central America, North America and Europe. Global and regional economic and regulatory developments affect businesses such as ours in many ways. Our operations are subject to the effects of global and regional competition, including potential competition from manufacturers in low-cost jurisdictions such as India and China. Local jurisdiction risks include regulatory risks arising from local laws. Our global operations are also affected by local economic environments, including inflation and recession. Political changes, some of which may be disruptive, and related hostilities can interfere with our supply chain, our customers, and some or all of our activities in a particular location. While some of these risks can be hedged using derivatives or other financial instruments and some are insurable, such mitigating measures may be unavailable, costly, or unsuccessful.

Tax legislative or regulatory initiatives, such as the 2021 Colombian Tax Reform, new interpretations or developments concerning existing tax laws, or challenges to our tax positions could adversely affect our results of operations and financial condition.

We are a large multinational enterprise with operations in 13 countries throughout the world, including Colombia, Brazil, El Salvador and the United States, and we do business with suppliers and customers in over 50 countries. As such, we are subject to the tax laws and regulations of various jurisdictions, including U.S. federal, state, and local governments. From time to time, various legislative initiatives, such as Colombia’s Social Investment Law (Ley de Inversión Social, or the “2021 Colombian Tax Reform”), may be proposed that could adversely affect our tax positions, and existing legislation, such as the 2017 U.S. Tax Cuts and Jobs Act, may be subject to additional regulatory changes or new interpretations.

The 2021 Colombian Tax Reform includes certain tax measures intended to generate additional tax revenues to fund social programs and promote public spending to mitigate the economic and social effects of the COVID-19 pandemic. These tax measures include increasing the corporate tax rate from 30% to 35%, while maintaining the rates for the special tax regime and free-trade zones at 20% and continuing to limit the amount of turnover tax that taxpayers may claim as a corporate income tax credit to 50%, among others. The 2021 Colombian Tax Reform took effect beginning in 2022. We cannot anticipate the impact that the 2021 Colombia Tax Reform may have, nor the measures that could be adopted by the current administration in order to meet its financial obligations, which might negatively affect Colombia’s economy and, in turn, our business, financial condition and results of operations. There can be no assurance that our effective tax rate or tax payments will not be adversely affected by the 2021 Colombian Tax Reform or these other initiatives. For a discussion on the 2021 Colombian Tax Reform, see Item 4 under the heading “Business Overview––2021 Colombian Tax Reform” in this annual report.

In addition, the tax laws of several of the countries we operate in, including Brazilian and U.S. federal, state and local tax laws and regulations are extremely complex and subject to varying interpretations. We are subject to regular examination of our income tax returns by various tax authorities. Examinations or changes in laws, rules, regulations, or interpretations by taxing authorities could result in adverse impacts to tax years open under statute or to our operating structures currently in place. We regularly assess the likelihood of adverse outcomes resulting from these examinations or changes in laws, rules, regulations, or interpretations to determine the reasonableness of our provision for taxes. It is possible that the outcomes from these examinations or changes in laws, rules, regulations, or interpretations by taxing authorities will have a material adverse effect on our financial condition or results of operations.

We are subject to labor and employment laws and regulations, which could increase our costs and restrict our operations in the future.

As of December 31, 2021, we employed more than 4,900 individuals worldwide, primarily in South and Central America. Our management believes that our employee relations are satisfactory. Approximately 41 of our employees in our Rymco and Softgel manufacturing facilities are currently represented by industry labor union organizations. However, further organizing activities, collective bargaining, or changes in the regulatory framework for employment may increase our employment-related costs or may result in work stoppages or other labor disruptions. Moreover, as employers are subject to various employment-related claims, such as individual and class actions relating to alleged employment discrimination and wage-hour and labor standards issues, such actions, if brought against us and successful in whole or in part, may affect our ability to compete or have a material adverse effect on our business, financial condition, and results of operations.

We are subject to governmental export and import controls that could impair our ability to compete in international markets and subject us to liability if we are not in compliance with applicable laws.

Our products are subject to export control and import laws and regulations of the jurisdictions in which we operate. Exports of our products must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers.

In addition, changes in our products or changes in applicable export or import laws and regulations may create delays in the introduction, provision, or sale of our products in international markets, prevent customers from using our products or, in some cases, prevent the export or import of our products to certain countries, governments or persons altogether. Any limitation on our ability to export, provide, or sell our products could adversely affect our business, financial condition and results of operations.

Failure to comply with the U.S. Foreign Corrupt Practices Act and similar laws associated with our activities in other jurisdictions could subject us to penalties and other adverse consequences.

As a substantial portion of our revenues is, and we expect will continue to be, from jurisdictions outside of the United States, we face significant risks if we fail to comply with the U.S. Foreign Corrupt Practices Act (“FCPA”) and other laws that prohibit improper payments or offers of payment to governments and their officials and political parties by us and other business entities for the purpose of obtaining or retaining business. In many countries, particularly in countries with developing economies, some of which represent significant markets in which we operate, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other laws and regulations. Although we have implemented company policy requiring employees and consultants to comply with the FCPA and similar laws, such policy may not be effective at preventing all potential FCPA or other violations. In addition, we cannot guarantee the compliance by our partners, resellers, suppliers and agents with applicable laws, including the FCPA. Therefore, there can be no assurance that none of our employees or agents will take actions in violation of our policies or of applicable laws, for which we may be ultimately held responsible. Any violation of the FCPA and related policies could result in severe criminal or civil sanctions, which could have a material and adverse effect on our reputation, business, financial condition and results of operations.

Risks Related to Our Status as a Publicly Traded Company

Our management has limited experience in operating a public company.

Our executive officers have limited experience in the management of a publicly traded company. Our senior management team may not successfully or effectively manage our transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of our company. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

We are controlled by the Minski Family, whose interests may conflict with our interests and the interests of our other shareholders.

The Minski Family, through Deseja, Sognatore and Simphony, owns 59.6% of the issued and outstanding Ordinary Shares, including 10,464,612 Ordinary Shares that is held in escrow subject to release pursuant to the terms of the Transaction Support Agreement and the related escrow agreement. As long as the Minski Family owns at least 50% of the outstanding Ordinary Shares, the Minski Family will have the ability to determine all ordinary corporate actions requiring shareholder approval, including the election and removal of directors and the size of our Board of Directors (within the limits provided for in the Company’s amended and restated articles of association). Our Board of Directors may, without any approval required by our shareholders, decide upon, under certain circumstances, a sale of substantially all of our assets. If any shareholder or group of shareholders were to own 2/3 or more of the outstanding Ordinary Shares, such shareholder or group of shareholders would have the required majority pursuant to Luxembourg law and the Company’s amended and restated articles of association to amend the Company’s amended and restated articles of association and take all other shareholder resolutions which require at least 2/3 of the outstanding Ordinary Shares. In addition, pursuant to the Nomination Agreement, the Minski Family has the right to propose for appointment a majority of the Board of Directors, at least one-half of whom must be independent under Nasdaq rules, and the right to appoint a director to each committee of the Board of Directors. Such rights of the Minski Family shall terminate upon the earlier of (i) 20 years from the date of the Nomination Agreement and (ii) the date on which the Minski Family, or its affiliates, cease to beneficially own, in the aggregate, 30% of the outstanding Ordinary Shares. This could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of the company, which could cause the market price of Ordinary Shares to decline or prevent shareholders from realizing a premium over the market price for Ordinary Shares. The Minski Family’s interests may conflict with our interests as a company or the interests of our other shareholders.

A market for our securities may not continue, which would adversely affect the liquidity and price of our securities.

The price of our securities may fluctuate significantly due to the market’s reaction to general market and economic conditions. An active trading market for our securities may never develop or, if developed, it may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business condition and the release of financial reports. Additionally, if our securities become delisted from Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if it were quoted or listed on Nasdaq or another national securities exchange. Shareholders may be unable to sell our securities unless a market can be established or sustained.

If securities or industry analysts cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding the Ordinary Shares adversely, then the price and trading volume of Ordinary Shares could decline.

The trading market for the Ordinary Shares will be influenced by the research and reports that industry or securities analysts publish about us, our business, our market, or our competitors. If any of the analysts who cover us change their recommendation regarding the Ordinary Shares adversely, or provide more favorable relative recommendations about our competitors, the price of the Ordinary Shares would likely decline.

The JOBS Act permits “emerging growth companies” like us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.

We currently qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, which we refer to as the “JOBS Act.” As such, we take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information they deem important. We expect to remain an emerging growth company until December 31, 2022.

We cannot predict if investors will find the Ordinary Shares less attractive because we rely on these exemptions. If some investors find the Ordinary Shares less attractive as a result, there may be a less active trading market and the share price for the Ordinary Shares may be more volatile.

Risks Related to Investment in a Luxembourg Company and Our Status as a Foreign Private Issuer

As a foreign private issuer, the Company is exempt from a number of U.S. securities laws and rules promulgated thereunder and will be permitted to publicly disclose less information than U.S. public companies must. This may limit the information available to holders of the Ordinary Shares.

The Company qualifies as a “foreign private issuer,” as defined in the SEC’s rules and regulations, and, consequently, it will not be subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, the Company is exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. For example, some of our key executives may sell a significant number of Ordinary Shares and such sales will not be required to be disclosed as promptly as public companies organized within the United States would have to disclose. Accordingly, once such sales are eventually disclosed, the price of Ordinary Shares may decline significantly. Moreover, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. We will also not be subject to Regulation FD under the Exchange Act, which would prohibit us from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. This would subject us to GAAP reporting requirements which may be difficult for it to comply with.

As a “foreign private issuer,” the Company is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made on June 30, 2022.

In the future, the Company could lose its foreign private issuer status if a majority of the Ordinary Shares are held by residents in the United States and we fail to meet any one of the additional “business contacts” requirements. Although we intend to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, the loss of our foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs under U.S. securities laws if we are deemed a U.S. domestic issuer may be significantly higher. If the Company is not a foreign private issuer, we will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the Company would become subject to the Regulation FD, aimed at preventing issuers from making selective disclosures of material information. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements of Nasdaq that are available to foreign private issuers. For example, Nasdaq’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. We intend to follow Luxembourg practice with respect to quorum requirements for shareholder meetings in lieu of the requirement under Nasdaq Listing Rules that the quorum be not less than 33 1/3% of the outstanding voting shares. Under the Company’s amended and restated articles of association, at an ordinary general meeting, there is no quorum requirement and resolutions are adopted by a simple majority of validly cast votes. In addition, under the Company’s amended and restated articles of association, for any resolutions to be considered at an extraordinary general meeting of shareholders, the quorum shall be at least one half of our issued share capital unless otherwise mandatorily required by law. As long as we rely on the foreign private issuer exemption to certain of Nasdaq’s corporate governance standards, a majority of the directors on our Board of Directors are not required to be independent directors, our compensation committee is not required to be comprised entirely of independent directors, and we will not be required to have a nominating committee. Also, we would be required to change our basis of accounting from IFRS as issued by the IASB to GAAP, which may be difficult and costly for us to comply with. If we lose our foreign private issuer status and fail to comply with U.S. securities laws applicable to U.S. domestic issuers, we may have to de-list from Nasdaq and could be subject to investigation by the SEC, Nasdaq and other regulators, among other materially adverse consequences.

If the Company no longer qualifies as a foreign private issuer, we may be eligible to take advantage of exemptions from Nasdaq’s corporate governance standards if we continue to qualify as a “controlled company.” The Minski Family owns 59.6% of the issued and outstanding Ordinary Shares, including 10,464,612 Ordinary Shares held in escrow subject to release pursuant to the terms of the Transaction Support Agreement and the related escrow agreement. As a result, we are a “controlled company” within the meaning of Nasdaq rules. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

●	the requirement that a majority of its board of directors consist of independent directors;

●	the requirement that compensation of its executive officers be determined by a majority of the independent directors of the board or a compensation committee comprised solely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	the requirement that director nominees be selected, or recommended for the board’s selection, either by a majority of the independent directors of the board or a nominating committee comprised solely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

If we elect to take advantage of these exemptions, shareholders would not have the same protections afforded to shareholders of companies that are subject to all the Nasdaq corporate governance standards.

The Company is organized under the laws of the Grand Duchy of Luxembourg and a substantial amount of our assets are not located in the United States. It may be difficult for you to obtain or enforce judgments or bring original actions against us or the members of our Board of Directors in the United States.

The Company is incorporated under the laws of the Grand Duchy of Luxembourg. In addition, a substantial amount of our assets is located outside the United States. Furthermore, some of the members of our Board of Directors and officers reside outside the United States and a substantial portion of our assets are located outside the United States. Investors may not be able to effect service of process within the United States upon us or these persons or enforce judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it also may be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in the Grand Duchy of Luxembourg.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in the Grand Duchy of Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. However, a party who received such favorable judgment in a U.S. Court may initiate enforcement proceedings in the Grand Duchy of Luxembourg (exequatur) by requesting enforcement of the U.S. judgment by the District Court (Tribunal d’Arrondissement) pursuant to Section 678 of the New Luxembourg Code of Civil Procedure. The District Court will authorize the enforcement in Luxembourg of the U.S. judgment if it is satisfied that all of the following conditions are met:

●	the U.S. judgment is enforceable (exécutoire) in the United States;

●	the U.S. court awarding the judgment had jurisdiction to adjudicate the applicable matter under applicable U.S. federal or state jurisdictions rules, and the jurisdiction of the U.S. court is recognized by Luxembourg private international and local law;

●	the U.S. court has applied the substantive law as designated by the Grand Duchy of Luxembourg conflict of laws rules according to certain Luxembourg case law, it is admitted that the Grand Duchy of Luxembourg courts which are asked to grant an exequatur do not have to verify whether the substantive law actually applied by the U.S. court awarding the judgment was the law which would have been applied;

●	the U.S. judgment does not contravene international public policy or order as understood under the laws of Luxembourg;

●	the U.S. court has acted in accordance with its own procedural rules and laws;

●	the U.S. judgment was granted following proceedings where the counterparty had the opportunity to appear, and if it appeared, to present a defense; and

●	the U.S. judgment was not granted pursuant to an evasion of Grand Duchy of Luxembourg law (fraude à la loi luxembourgeoise).

Please note that the Grand Duchy of Luxembourg case law is constantly evolving. Some of the conditions of admissibility described above may change, and additional conditions could be required to be fulfilled by the Grand Duchy of Luxembourg courts while other conditions may not be required by Luxembourg courts in the future.

Subject to the conditions described above, courts of the Grandy Duchy of Luxembourg tend not to review the merits of a foreign judgment, although such a review is not statutorily prohibited.

If an original action is brought in the Grand Duchy of Luxembourg, the Grand Duchy of Luxembourg courts may refuse to apply the law designated and applied in the original action if (i) the choice of such law was not bona fide or if the foreign law was not pleaded or proved or if pleaded and proved, the foreign law was contrary to the Grand Duchy of Luxembourg mandatory provisions (lois impératives) or incompatible with the Grand Duchy of Luxembourg public policy rules, and (ii) its application is manifestly incompatible with the Grand Duchy of Luxembourg international policy rules. In an action brought in the Grand Duchy of Luxembourg on the basis of U.S. federal or state securities laws, the Grand Duchy of Luxembourg courts may not have the requisite power to grant the remedies sought. Also, an exequatur may be refused if it involves punitive damages.

Litigation in the Grand Duchy of Luxembourg also is subject to rules of procedure that differ from the U.S. rules, including, with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in the Grand Duchy of Luxembourg would in principle have to be conducted in the French or German language, and all documents submitted to the court would, in principle, have to be translated into French or German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a Grand Duchy of Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our Board of Directors, our officers, or the experts named herein. In addition, even if a judgment against us, the non-U.S. members of our Board of Directors, our officers, or the experts named in this annual report based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or the Grand Duchy of Luxembourg courts.

Further, in the event of any proceedings being brought in the Grand Duchy of Luxembourg court in respect of a monetary obligation expressed to be payable in a currency other than the Euro, a Grand Duchy of Luxembourg court would have power to give judgment expressed as an order to pay a currency other than the Euro. However, enforcement of the judgment against any party in the Grand Duchy of Luxembourg would be available only in Euros and for such purposes all claims or debts would be converted into Euros.

Our amended and restated articles of association adopted in connection with the Business Combination contain specific indemnification provisions stating that every person who is, or has been, a member of our Board of Directors or officer (mandataire) shall be indemnified by us to the fullest extent permitted by Luxembourg law against liability and against all expenses reasonably incurred or paid by such director or officer in connection with any claim, action, suit or proceeding in which such director or officer becomes involved as a party or otherwise by virtue of his or her being or having been a director or officer and against amounts paid or incurred by him or her in the settlement thereof.

Luxembourg and European insolvency and bankruptcy laws are substantially different from U.S. insolvency and bankruptcy laws and may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws.

As a company organized under the laws of the Grand Duchy of Luxembourg and with our registered office in the Grand Duchy of Luxembourg, the Company is subject to the Grand Duchy of Luxembourg insolvency and bankruptcy laws in the event any insolvency proceedings are initiated against it including, among other things, Council and European Parliament Regulation (EU) 2015/848 of 20 May 2015 on insolvency proceedings (recast). Should courts in another European country determine that the insolvency and bankruptcy laws of that country apply to us in accordance with and subject to such European Union (“EU”) regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency and bankruptcy laws in the Grand Duchy of Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency and bankruptcy laws.

The rights of our shareholders may differ from the rights they would have as shareholders of a United States corporation, which could adversely impact trading in Ordinary Shares and our ability to conduct equity financings.

Our corporate affairs are governed by the Company’s amended and restated articles of association and the laws of Luxembourg, including the Luxembourg Company Law (loi du 10 août 1915 sur les sociétés commerciales, telle que modifiée). The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. For example, under Delaware law, the board of directors of a Delaware corporation bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and its shareholders. Luxembourg law imposes a duty on directors of a Luxembourg company to: (i) act in good faith with a view to the best interests of a company; and (ii) exercise the care, diligence, and skill that a reasonably prudent person would exercise in a similar position and under comparable circumstances. Additionally, under Delaware law, a shareholder may bring a derivative action on behalf of a company to enforce a company’s rights. Under Luxembourg law, the board of directors has sole authority to decide whether to initiate legal action to enforce a company’s rights (other than, in certain circumstances, an action against members of the board of directors, which may be initiated by the general meeting of the shareholders, or, subject to certain conditions, by minority shareholders holding together at least 10% of the voting rights in the company). Further, under Luxembourg law, there may be less publicly available information about us than is regularly published by or about U.S. issuers. In addition, Luxembourg laws governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg laws and regulations in respect of corporate governance matters might not be as protective of minority shareholders as are state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors, officers or principal shareholders than they would as shareholders of a corporation incorporated in the United States. As a result of these differences, our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. issuer.

Non-Luxembourg resident holders of Ordinary Shares could be subject to adverse Grand Duchy of Luxembourg income tax consequences.

The tax position of the holders of Ordinary Shares may vary according to their particular financial and tax situation. Our tax structuring and/or our investments may not be tax-efficient for a particular prospective holder of Ordinary Shares. No assurances can be given that amounts distributed or allocated to the holders of Ordinary Shares will have any particular characteristics or that any specific tax treatment will apply. Furthermore, no assurances can be given that any particular investment structure in which we have a direct or indirect interest will be suitable for all holders of Ordinary Shares and, in certain circumstances, such structures may lead to additional costs or reporting obligations for some or all of the holders of Ordinary Shares.

Non-Luxembourg resident holders of Ordinary Shares that have neither a permanent establishment nor a permanent representative in the Grand Duchy of Luxembourg to which or whom the Ordinary Shares are attributable, are generally not subject to any income tax in the Grand Duchy of Luxembourg on gains realized upon the sale, repurchase or redemption of the Ordinary Shares.

Non-Luxembourg resident holders of Ordinary Shares will only be subject to the Grand Duchy of Luxembourg income tax on capital gains in the event they hold a substantial participation in us (i.e. more than 10% of our issued shares, either alone or together with certain close relatives, at any time during the five-year period preceding the disposition of Ordinary Shares) and (a) the disposition of Ordinary Shares (including liquidation) takes place within six months after acquisition or (b) in case of a disposition of Ordinary Shares after six months or more, such holder had been a Grand Duchy of Luxembourg resident taxpayer for more than fifteen years and has become a non-Luxembourg taxpayer less than five years before the disposition of Ordinary Shares occurs. Nevertheless, holders should consult their own tax advisors to determine which double tax treaties concluded by the Grand Duchy of Luxembourg, if any, apply in order to determine which state (residency state or the Grand Duchy of Luxembourg) has the right to tax any such capital gains.

U.S. Tax Risk Factors

If a United States person is treated as owning at least 10% of our shares, such person may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to us. If United States shareholders own more than 50% of the value or voting power of our shares, then we will be considered a controlled foreign corporation. Additionally, as a result of complex attribution rules, a direct or indirect subsidiary of us may be considered a “controlled foreign corporation” and a United States shareholder may be subject to the controlled foreign corporation rules with respect to such subsidiary even if we ourselves are not a controlled foreign corporation.

A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of the controlled foreign corporation’s “Subpart F income” and (in computing its “global intangible low-taxed income”) “tested income” and a pro rata share of the amount of U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due from starting. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. We cannot provide any assurances that it will assist holders in determining whether it, or any of our non-U.S. subsidiaries, are treated as a controlled foreign corporation or whether any holder is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations.

Item 4. COMPANY INFORMATION

The Company makes its filings in electronic form under the EDGAR filing system of the SEC. Its filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at Procaps’s website at https://www.procapsgroup.com/home.

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated under the laws of the Grand Duchy of Luxembourg on March 29, 2021 as a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg for an unlimited duration and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 253360. The Company was incorporated solely for the purpose of effectuating the Business Combination, which was consummated on September 29, 2021. The Company owned no material assets other than its interests in Crynssen acquired in the Business Combination and did not operate any business. Crynssen is a private limited liability company registered and incorporated under the laws of Malta and, particularly, the Companies Act Cap. 386. See Item 5 under the heading “Operating and Financial Review and Prospects” for a discussion of our principal capital expenditures and divestitures for the years ended December 31, 2021, 2020 and 2019.

The Company’s mailing address and registered office is 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, and its telephone number is +356 7995-6138. The Company’s principal website address is https://www.procapsgroup.com. The information contained on, or accessible through, the Company’s websites is not incorporated by reference into this annual report, and you should not consider it a part of this annual report.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

The Business Combination

On September 29, 2021, the Business Combination was consummated. As part of the Business Combination, on the Closing Date, pursuant to the Business Combination Agreement:

●	Merger Sub merged with and into SPAC, with SPAC surviving such merger and becoming a direct wholly-owned subsidiary of the Company and, in the context of the Merger, (a) all SPAC Ordinary Shares outstanding were exchanged with for Ordinary Shares pursuant to a share capital increase, (b) each SPAC Warrant became a Warrant exercisable for Ordinary Shares, on substantially the same terms as the SPAC Warrants, and (c) the Company entered into the Warrant Amendment to amend and assume SPAC’s obligations under the SPAC Warrant Agreement to give effect to the conversion of SPAC Warrants to Warrants;

●	immediately following the consummation of the Merger and prior to the Exchange (as defined below), the Company redeemed all 4,000,000 Redeemable A Shares held by Crynssen for a total purchase price of $40,000 (corresponding to their nominal value of $0.01 per share);

●	immediately following the consummation of the Merger and the redemption of all the Redeemable A Shares, pursuant to those certain individual contribution and exchange agreements, each dated as of March 31, 2021, as amended, and entered into by and among the Company, Crynssen and each of the Crynssen Shareholders, each of the Crynssen Shareholders, contributed its respective Crynssen Ordinary Shares to the Company in exchange for Ordinary Shares, and, in the case of IFC, for Ordinary Shares and 4,500,000 Redeemable B Shares, which were subscribed for by each such Crynssen Shareholder (such contributions and exchanges of Crynssen Ordinary Shares for Ordinary Shares and, in the case of IFC, Ordinary Shares and Redeemable B Shares, collectively, the “Exchange”);

●	as a result of the Exchange, Crynssen became a direct wholly-owned subsidiary of the Company and the Crynssen Shareholders became holders of issued and outstanding Ordinary Shares and, in the case of IFC, Ordinary Shares and Redeemable B Shares; and

●	immediately following the Exchange, the Company redeemed 4,500,000 Redeemable B Shares from IFC for a total purchase price of $45,000,000 (corresponding to a purchase price of $10.00 per Redeemable B Share) in accordance with the IFC Redemption Agreement.

Certain Agreements Related to the Business Combination

Registration Rights and Lock-Up Agreement

In connection with the Closing of the Business Combination, Crynssen, the Sponsors, certain other persons and entities (“Original Holders”) holding SPAC Ordinary Shares issued by Union prior to its IPO (the “Founder Shares”) and the Crynssen Shareholders entered into the Registration Rights and Lock-Up Agreement which provides customary demand and piggyback registration rights. Additionally, the Ordinary Shares held by the Sponsors and the Original Holders which were previously Founder Shares will be locked-up until the earliest of: (i) the date that is one year from the Closing Date, (ii) the date on which the closing price of the Ordinary Shares on the Nasdaq equals or exceeds $12.50 per Ordinary Share for any 20 trading days within any 30-trading day period commencing 150 days after the Closing Date, or (iii) such date on which we complete a liquidation, merger, share exchange or other similar transaction that results in all of our shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.

The Ordinary Shares held by the Crynssen Shareholders were also subject to a lock-up which has expired.

The Ordinary Shares and Warrants began trading on the Nasdaq Global Market under the ticker symbol “PROC” and “PROCW”, respectively, on September 30, 2021. A copy of the Business Combination Agreement is included as Exhibit 4.1 to this annual report and the amendment to the Business Combination Agreement, which is included as Exhibit 4.2 to this annual report.

Assignment, Assumption and Amendment Agreement

On the Closing Date, the Company entered into the Warrant Amendment to amend and assume Union’s obligations under the existing Warrant Agreement to give effect to the conversion of SPAC Warrants to Warrants.

Nomination Agreement

On the Closing Date, the Company, the Sponsors, certain Original Holders and certain Crynssen Shareholders entered into the Nomination Agreement pursuant to which, in connection with any general meeting at which the Company’s directors are to be elected, or any adjournment or postponement thereof, Deseja, Sognatore and Simphony (collectively, the “Minski Family Shareholders”) shall collectively have the right to propose for appointment a number of directors that equals a majority of our Board of Directors (each, a “Majority Shareholder Director”). For as long as Hoche Partners Pharma Holding S.A. (“Hoche”) owns no less than 7% of the Company’s issued and outstanding share capital, Hoche shall have the right to propose for appointment one director (such director, the “Hoche Shareholder Director” and collectively with the Majority Shareholder Directors, each a “Shareholder Director” and collectively, the “Shareholder Directors”). On the Closing and until the one-year anniversary of the preceding annual general shareholders’ meeting of the Company, Alejandro Weinstein shall be the Hoche Shareholder Director. In connection with our first two consecutive general shareholders’ meetings following September 1, 2021 at which directors are to be elected, or any adjournment or postponement thereof, the Sponsors shall have the right to propose for appointment Daniel W. Fink and Kyle P. Bransfield as directors of our Board of Directors. At least one-half of the Shareholder Directors must qualify as independent directors (“Independent Directors”) under applicable stock exchange rules, subject to any independence requirements established by the listing rules of the stock exchange on which the Ordinary Shares are listed that would require a greater number of Shareholder Directors to qualify as Independent Directors, provided that the Minski Family Shareholders will not be required to nominate any additional Independent Directors unless and until all of the directors, other than the Majority Shareholder Directors, qualify as Independent Directors. In addition, for so long as we maintain any committee, such committees shall each include at least one Majority Shareholder Director so long as he or she is independent. The Nomination Agreement will automatically terminate upon the earlier of (i) the date on which the Minski Family Shareholders or their affiliates cease to beneficially own, in the aggregate, 30% of our outstanding shares and (ii) 20 years from the date of the Nomination Agreement.

Share Forfeiture Agreement

On the Closing Date, the Sponsors entered into a share forfeiture agreement by and among the Sponsors, the Company, Crynssen and Union (the “Share Forfeiture Agreement”), pursuant to which, the Sponsors forfeited a combined 700,000 SPAC Ordinary Shares prior to the consummation of the Business Combination.

Senior Notes Offering

On November 12, 2021, we closed a private placement offering of $115 million aggregate principal amount of 4.75% guaranteed senior notes (the “Senior Notes”) issued by Procaps, S.A., our subsidiary, due November 12, 2031, pursuant to a note purchase agreement entered into on November 5, 2021 with The Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Healthspring Life & Health Insurance Company, Inc. and Cigna Health and Life Insurance Company Inc. The Senior Notes are the senior unsecured obligations of Procaps, S.A. and unconditionally guaranteed by the Company and the following subsidiaries: Crynssen Pharma Group Limited, C.I. Procaps, S.A., Diabetrics Healthcare S.A.S., Pharmayect S.A., Procaps, S.A. de C.V., Biokemical, S.A. de C.V., Colbras Indústria e Comércio Ltda., and Sofgen Pharmaceuticals LLC.

The Senior Notes were issued in a single tranche, with a final maturity of 10 years and a principal amortization schedule of five annual equal payments commencing on the sixth anniversary of the closing (i.e. years 6 to 10), resulting in a weighted average life of 8 years. Procaps, S.A. used the net proceeds from the issuance of the Senior Notes primarily to repay certain of its and its subsidiaries existing indebtedness in full, as well as for general corporate purposes. The Senior Notes also contain change-of-control provisions and certain customary affirmative and negative covenants and events of default. In addition, the Senior Notes require Procaps, S.A., the Company and the other obligors thereunder to comply with certain financial ratios. For more information on the Senior Notes, see Item 5.B under the heading “Liquidity and Capital Resources ––Debt Financing and Borrowing ––Senior Notes” in this annual report.

B. BUSINESS OVERVIEW

Overview:

Founded in 1977 by the Minski family, we are a leading integrated international healthcare and pharmaceutical company that develops pharmaceutical and nutraceutical solutions, medicines and hospital supplies. Our customers are located in over 50 countries, in six out of the seven continents, and we have a direct presence in 13 countries in the Americas and over 4,900 employees working under our sustainable model. We develop, manufacture and market OTC and Rx pharmaceutical products, nutritional supplements and clinical solutions.

Our business model focuses on four strategic cornerstones to drive growth. First, we have state-of-the-art manufacturing capabilities that allow us to provide innovative delivery technologies. Our corporate culture focuses on innovation and R&D, which has enabled us to offer extensive scientific expertise with more than 305 scientists, technicians and skilled personnel and over 500 formulations as of December 31, 2021, allowing us to develop an average of over 150 new products, including more than 50 first time launch products, per year over the last three years. Second, our regional footprint and vertical integration enables organic growth opportunities and synergies. We currently operate six manufacturing facilities in Latin America, including the first FDA-approved pharmaceutical plant in South America and Central America, and sell and distribute products to over fifty distinct markets. Additionally, on December 31, 2021, we acquired an FDA approved 86,000 square feet pharmaceutical production facility located in West Palm Beach, Florida from Strides Pharma, Inc., our first US-based Softgel production facility and R&D center, which is expected to begin operations in May, 2022. Third, our Rx and OTC pharmaceutical product portfolio is driven by our proprietary delivery systems, allowing us to focus on the development and sale of high-growth and premium pharmaceutical products which we believe are subject to less pricing pressures when compared to more generic pharmaceutical products. Finally, we have an extensive track record of developing new businesses and growing via mergers and acquisitions, which is evidenced by the development of one of our in-house business incubation, Diabetrics, which took place in 2015, and several successful acquisitions throughout Latin America (including the acquisitions of Rymco S.A., Laboratorios Lopez and Biokemical S.A. de C.V.) which took place between 2012 and 2016. On September 29, 2021, we consummated the Business Combination with Union, which resulted in our Ordinary Shares and warrants being listed on the Nasdaq Global Market on September 30, 2021 under the symbols “PROC” and “PROCW”, respectively.

We are primarily engaged in developing, producing and marketing pharmaceutical solutions consisting of the following four products and services categories: (i) iCDMO, (ii) Rx pharmaceutical products, (iii) OTC products, and (iv) Diabetrics. For more information, see “— Products and Services” below.

Our Strengths and Competitive Advantages

Innovation in Delivery Systems.  We are one of the leading global providers of advanced delivery technologies and development and manufacturing solutions for pharmaceutical and consumer health products. In particular, we are the number one Softgel manufacturer in South and Central America and top five in the world in terms of Softgel production capacity, according to an independent third-party industry analysis report. We have extensive expertise in developing and manufacturing Softgel capsules and related dosage forms as evidenced by our development of over 500 pharmaceutical products formulations as of December 31, 2021, resulting in the development of an average of over 150 new products, including more than 50 first time launch products per year over the last three years. Furthermore, as of December 31, 2021, we have been granted 39 patents and have 38 patents pending approval. Our innovative oral delivery mechanisms allow us to transform branded generics into differentiated products for the pharmaceutical market. For more information, see “–– Research and Development” and “–– Intellectual Property” below.

Flexibility & Adaptability. Our NextGel business segment’s Softigel iCDMO platform provides an extensive set of solutions designed to serve our clients’ unique needs, with the goal of ultimately improving product time to market, which is primarily accomplished through our ability to adapt to a diverse set of customer business structures and our experience servicing different markets. For more information, see “–– Products and Services –– iCDMO––NextGel (Sofitgel band)” below.

Cost Competitiveness. We are able to maintain a competitive price and cost structure due to a combination of the geographic location of our facilities, our expertise in R&D, our skilled labor force, our ability to manufacture in-house several of the equipment used in the production of Softgel and the flexible nature of our equipment. These factors allow us to produce a wide variety of products, and our ability to purchase raw materials at scale. For more information, see “–– Manufacturing and Distribution”, “–– Raw Materials and Material Sourcing”, and “–– Research and Development” below.

Specialized Facilities.  Our state-of-the-art facilities are segregated and highly adaptable, enabling Procaps to undertake the manufacturing of highly complex products. Our manufacturing facilities include the first FDA-approved Rx pharmaceutical plant in South and Central America and one of only five hormonal Softgel plants in the world. Additionally, our manufacturing facilities are certified, where required, by several regulatory entities including the FDA, Health Canada, the MHRA, the TGA, Cofepris and ISO. For more information, see “–– Manufacturing and Distribution — Manufacturing Facilities” below.

Integration into Clients’ Value Chain. We strive to be part of our customers’ value chain by adapting to their logistics’ processes by adopting and integrating with our customers’ manufacturing resource planning software and other processes. For more information, see “— Manufacturing and Distribution — Distribution and Logistics” below.

Recent Developments

The consequences from the COVID-19 pandemic have continued to affect Latin America through 2021, including the pharmaceutical industry. We believe pharmaceutical companies which offered positive solutions to consumer demands during the COVID-19 pandemic continue to thrive in both local and regional markets. The personal physician workforce has begun to return to work after periods of quarantine, resulting in an increased demand for Rx drugs during the year ended December 31, 2021, in particular for those related to chronic and certain acute therapies. Sales of COVID-19 related products declined to pre-pandemic levels during 2021, and other sales of non-COVID-19 related products increased during the year ended December 31, 2021, such as OTC pharmaceutical products. Although supplements and analgesics continued to thrive, OTC products such as Vitamin C, Vitamin D, Zinc, Ibuprofen, and Paracetamol have experienced a decline in sales.

In-person physician consultations have returned to pre-pandemic levels during 2021, with much focus on medical training. In-person meetings and events involving physician groups and associations began in Colombia during the first half of 2021 through in-person medical events, allowing us to exhibit our brands more effectively. These events were primarily initiated regionally but have an international presence. Nonetheless, continuous efforts to deploy new technologies such as tele-health and other innovative technological solutions are a priority, for enabling open and better ways of communication between patients and doctors.

Despite these challenges, we believe our ability to respond to the changes in consumer demand during the COVID-19 pandemic and its aftermath, efforts to maintain close communications with physicians, and our reinforcement of key brands has allowed us to increase our market share of certain Farma Procaps and Colmed OTC products during 2021 in terms of total sales within product category. This increase in market share has been primarily driven by the growth in Rx products sales, and Procaps having outperformed its competitors in terms of OTC product sales.

As a reflection of our policy of innovation and focus on R&D, we have continued to introduce new products into the market. During the year ended December 31, 2021, we have launched several new products such as (i) Epapure (icosapent-ethyl) the first branded product available in Latin America that is equivalent to Vascepa, the first FDA-approved drug to reduce cardiovascular risk among patients with elevated triglyceride levels; (ii) RENESTEX (Levocetirizine + Montelukast), which offers a dual use solution for both allergies and asthma patients based on our Unigel technology; (iii) ECLAMP (acetylsalicylic acid) designed for high risk pregnant patients with preeclampsia; (iv) a liquid topical-use Minoxidil OTC product introduced to compete in the expanding hair-loss treatment market; (v) a new line of anesthetics for hospital use in intensive care units; (vi) a new line of disposable syringes in Colombia for use in government vaccination programs; and (vii) insulin disposable pens, to complement the holistic treatment for diabetic patients that require insulin along with other sources of treatment for their needs.

Our iCDMO services have experienced increased demand and our B-to-B Colombian operations continue to attract new clients in highly regulated markets such as the United States, Europe and Australia. New generic Softgel products have been introduced in the United States and Australia. Furthermore, we have continued our geographic expansion efforts in the US and Europe, which we expect will continue to increase as a result of our recently acquired FDA approved 86,000 square feet pharmaceutical production facility located in West Palm Beach, Florida. Our Funtrition product offerings have also increased, expanding its geographical reach to more than 10 countries. Procaps’ Brazilian operations continue to grow through OTC product alliances and inhouse specialty supplement developments.

New Products and First Time Launch Products

We consider a product to be a “first time launch product” if it was reformulated; was a product line extension due to changes in characteristics such as strength, flavor, or color; had a change in product status from Rx to OTC; was a new store brand or branded launch; or was provided in a new dosage form, in all cases, within 36 months prior to the end of the period for which net sales are being measured.

We consider a product to be a “new product” if it was a “first time launch product” (i.e. if it was reformulated; was a product line extension due to changes in characteristics such as strength, flavor, or color; had a change in product status from Rx to OTC; was a new store brand or branded launch; or was provided in a new dosage form); or if it was sold to a new geographic area with different regulatory authorities, in all cases, within 36 months prior to the end of the period for which net sales are being measured.

On average, we develop and introduce more than 150 new products, including more than 50 first time launch products, per year over the last three years. New product sales for the year ended December 31, 2021 totaled $96.3 million in net revenues, accounting for approximately 23.5% of our net revenue for the period, and for the year ended December 31, 2020, totaled $78.7 million in net revenue, accounting for approximately 23.7% of our net revenue for the period.

On average, over the last three years, 25% of our new products are developed for our third-party iCDMO customers and 10% of our new products require clinical testing and regulatory approval prior to commercialization.

The table below sets forth the number of new product applications, and of applications of certain products developed that have not yet been commercialized, that have been approved per jurisdiction and regulatory agency for the years ended December 31, 2021, 2020 and 2019.

	Number of product applications approved for the year ended December 31
Jurisdiction/Regulatory Agency	2021	2020	2019
Bolivia (AGEMED)	6	3	9
Brazil (ANVISA)	1	1	—
Colombia (INVIMA)	29	10	20
Costa Rica (Health Ministry)	3	4	5
Ecuador (ARSCA)	8	14	7
El Salvador (DNM)	20	14	12
Guatemala (Ministry of Public Health and Social Assistance)	32	10	13
Honduras (ARSA)	21	16	11
Nicaragua (Health Ministry)	6	6	5
Panama (National Directorate of Pharmacies and Drugs)	8	3	12
Peru (DIGEMID)	13	2	10
Dominican Republic (Health Ministry)	13	7	6
Venezuela (INHRR)	1	5	2
Total	162	95	112

As of December 31, 2021, we had over 159 drug registrations pending approval.

Products and Services

iCDMO — NextGel (Softigel brand)

Our NextGel business segment, operated under our Softigel brand, is the iCDMO arm of Procaps which offers services specializing in Softgel and operates globally in the B-to-B market, more specifically in Brazil, Colombia and the United States. We are the top Softgel manufacturer in South and Central America and top five in the world in terms of Softgel production capacity, according to an independent third-party industry analysis report. The iCDMO agreements with our top-tier customers range from five to ten-year terms. Our NextGel business segment has 126 clients across more than 35 countries and the key products that we manufacture in this segment include Softgel pharmaceutical products such as Advil, Apronax Liquidgels, multivitamins, Vitamin D and Dolex ActivGel.

Through our Softigel brand, we provide formulation, development, and manufacturing services for Softgel for global pharmaceutical and consumer health and nutraceutical markets and supporting ancillary services.

Our Softgel technology was first commercialized in 1978 with the launch of our Dolofen brand, and we have continually enhanced the platform since then. Our principal Softgel technologies include Versagel, Chewgel, Unigel and G-tabs. Softgel capsules are used in a broad range of customer products, including Rx drugs, OTC medications, dietary supplements, unit-dose cosmetics, and animal health medicinal preparations. Softgel capsules encapsulate liquid, paste, or oil-based formulations of active compounds in solution or suspension within an outer shell. In the manufacturing process, the capsules are formed, filled, and sealed simultaneously. We typically perform encapsulation for a product within one of our Softgel manufacturing facilities, with active ingredients provided by customers or sourced directly by us. Softgels have historically been used to solve formulation challenges or technical issues for a specific drug, to help improve the clinical performance of compounds, to provide for a more exact dose, to provide important market differentiation, particularly for OTC medications, and to provide safe handling of hormonal, highly potent, and cytotoxic drugs. We also participate in the Softgel vitamin, mineral, and supplement business in selected regions around the world.

In 2010, we introduced a smart Softgel capsule technology called Unigel, which incorporates other delivery systems such as tablets, capsules, microgranules or pellets into one single Softgel capsule. Our Unigel capsules combine two different active pharmaceutical ingredients (“API”) that were not previously compatible in a tablet dosage form, by use of a barrier that avoids permeation from the liquid phase into the tablet core without affecting the dissolution rate of the API contained in this dosage form, encapsulating a smaller tablet into a Softgel capsule.

In 2012 we introduced our versatile plant-based Softgel shell called Versagel, allowing us to extend the Softgel dose form to a broader range of active ingredients that due to their natural potential of hydrogen (PH) levels, are impossible to encapsule in more traditional gelatin, and serve patient/consumer populations that were previously inaccessible due to religious, dietary, or cultural preferences.

In 2014, we introduced a chewable Softgel capsule technology called Chewgel, providing a new solution for children and consumers who have difficulty swallowing standard Softgel capsules.

In 2014, we introduced our G-tabs technology which consist of gelatin coated tablets that are easy to swallow, and we believe, based on current technology, to be impossible to counterfeit. G-tabs are coated with one- or two-toned color gelatin (which can be printed on not printed) and helps mask unpleasant odors and flavors. In addition, our G-tabs technology helps enhance product stability, provides protection for photosensitive pharmaceutical ingredients, reduces degradation due to exposure to air, and is available in a variety of shapes and colors.

Products

The table below sets forth our primary Softigel products by category and the percentage of the NextGel segment’s gross revenue attributed to the sale of such product for the years ended December 31, 2021 and 2020.

		Percentage of NextGel’s gross revenues for the year ended December 31
Softigel Product	Category	2021	2020
Gummies	Food/Supplements	23%	10%
Advil	Analgesics	17%	14%
Isotretinoin	Skin Care	7%	4%
Progesterone	Hormonal	5%	6%
Umbral	Analgesics	1%	7%

Our NextGel segment launched 30 new brands and 49 new products in 2021, most notably Eye Mojo gummies, Turmeric gummies, Zinc gummies, No Filter sleep gummies, Mulgatol, Deferol and Fortzkink gummies, Feminis DHA, Provicta D, Ogestan Blues, Vidyn D3, Nutragesta, Novagesic, Lemoflu, Benet Man & Woman MultiVitamin, and 38 new brands and over 45 new products in 2020, most notably Quelatus gest (prenatal multivitamins), Vitamin D3, Lufbem (Simeticona), Agar immunity gummy, Agar sleep gummy, and Agar stress gummy.

Marketing and Sales

The table below sets forth our primary customers for our iCDMO Softgel technology, including percentage of sales for the years ended December 31, 2021 and 2020 and average relationship years by category.

	Percentage of NextGel Segment Sales for the year ended December 31,		Average Relationship
Category	2021	2020	Years(1)	Selected Clients
Big Pharma(2)	26%	33%	18	Bayer, Abbott, GlaxoSmithKline, P&G, Sanofi, Bausch + Lomb, Akorn and Perrigo
Regional Pharma(3)	52%	50%	8	Eurofarma, Biolab, Roemmers, PharmaScience, Liomont, Consilient Health and Hypera Pharma
Large Suppliers(4)	22%	17%	9	Amway, Unilever and Nestlé

(1)	Average relationship years is based on revenue weighted average.
(2)	Consists of pharmaceutical companies that have a global presence and are among the top 30 worldwide in terms of revenues.
(3)	Consists of pharmaceutical companies that have a presence in more than three countries and are among the top 20 in such markets in terms of revenues.
(4)	Consists of suppliers of medical equipment and supplements that are not pharmaceutical companies.

We seek to establish customer loyalty through superior customer service by providing a comprehensive assortment of high-quality products; timely processing, shipment and delivery of orders; assistance in managing customer inventories; and support in managing and building the customer’s store brand business.

We are specialized in advanced oral drug delivery technologies, particularly Softgel capsules providing integrated, end-to solutions across development to delivery by working closely with customers providing “Idea to Market” solutions, from the initial conception of a product idea to marketing strategy, sales team training and promotional plans. As a value-added service to product development, we provide sales and marketing assistance for customers that are not familiar with the pharmaceutical industry, or have a limited presence, in Latin America. In addition to pharmaceutical clients, our NextGel segment works closely with consumer healthcare companies on the development and commercialization of nutritional and health supplements in novel formats.

The sales efforts for our NextGel segment is focused on assisting and participating in world-wide fairs for the CDMO segment (such as CPhI Worldwide), as well as by strengthening existing relationships with our B-to-B client base.

The NextGel segment’s product development proposals are highly detailed, involving a significant amount of preparatory work in market and business intelligence, R&D, manufacturing and marketing efforts. Once a specific opportunity to apply one of our proprietary Softgel technologies is identified (such as converting an existing product to a Softgel dosage form), the commercial and marketing teams prepare a presentation outlining the benefits of the Softgel format and illustrating the end-product’s “look and feel”. The proposal will show the anticipated pricing impact of the Softgel dosage form on the existing products. Proposals also include concept art on product packaging and illustrative shelf presence, and occasionally we prepare pilot sample batches of real capsules to present to the clients. In certain cases, our brand proposals are by Procaps and then transferred to the client.

Our NextGel iCDMO segment represented 30%, 31% and 29% of our gross revenue for the years ended December 31, 2021, 2020 and 2019, respectively.

Competition

The market for CDMO services is highly competitive. Our primary competitors in this area include Catalent, Aenova and Patheon. Procaps is the number one Softgel manufacturer in South and Central America and top five in the world in terms of Softgel production capacity, according to an independent third-party industry analysis report.

Rx Pharmaceutical Products — Farma Procaps and Clinical Specialties

Our Rx product line comprises the Farma Procaps and the Clinical Specialties brands/business units, and forms part of three of Procaps’ business segments; Procaps Colombia, CAN and CASAND. For more information on our business segments, see Item 5.A under the heading “Operating Results––Business Segments” in this annual report.

Farma Procaps formulates, manufactures and markets branded prescription drugs. It represents a high growth portfolio that focuses on nine therapeutic areas (feminine care products, pain relief, skin care, digestive health, growth and development, cardiology, vision care, central nervous system and respiratory). As of December 31, 2021, Farma Procaps formulates and manufactures more than 465 products for over 200 brands.

Clinical Specialties is a leading provider of high-complexity care treatments to private institutions regionally. Its diverse product portfolio, including more than 150 products and over 30 brands, targets various in-demand therapeutic areas and develops, manufactures and markets personal protective equipment, high-complexity drugs for hospital use such as antibiotic, blood clot, immunosuppressant, oncology and analgesics products.

Products

The table below sets forth our primary Farma Procaps products by category and the percentage of Farma Procaps’ gross revenue attributed to the sale of such product for the years ended December 31, 2021 and 2020.

		Percentage of Farma Procaps’ gross revenues for the year ended December 31
Farma Procaps Product	Category	2021	2020
Gestavit Dha	Feminine Care	7%	7%
Isoface	Skin Care	7%	6%
Citragel	Feminine Care	6%	7%
Muvett	Digestive Health	6%	5%
Betaduo	Pain	5%	4%
Fortzink	Growth & Development	3%	5%

The table below sets forth our primary Clinical Specialties products by category and the percentage of Clinical Specialties’ gross revenue attributed to the sale of such product for the year ended December 31, 2021 and 2020.

		Percentage of Clinical Specialties’ gross revenues for the year ended December 31
Clinical Specialties Product	Category	2021	2020
Clenox	Blood clot	47%	35%
Tracurion	Anesthetic	10%	6%
Hypodermic needles	Hypodermic	10%	5%
Merobac	Antibiotic	6%	4%
Tapectam	Antibiotic	5%	6%
Surgical masks	Masks	2%	17%

We launched a number of new Rx products during the year ended December 31, 2021, most notably Nutrigel, Deferol and Mabal. During the year ended December 31, 2021, new product sales of our Rx products were $45.3 million, representing 21% of the segment’s total sales. During the year ended December 31, 2020, we launched several new Rx products, most notably Kimod (Ivermectin). During the year ended December 31, 2020, new product sales of our Rx products were $29.4 million, representing 18% of the segment’s total sales.

The table below sets forth the number of Rx drug applications approved per jurisdiction and regulatory agency for the years ended December 31, 2021, 2020 and 2019.

	Number of Rx drug applications approved for the year ended December 31
Jurisdiction/Regulatory Agency	2021	2020	2019
Bolivia (AGEMED)	3	3	5
Brazil (ANVISA)	—	1	—
Colombia (INVIMA)	11	9	17
Costa Rica (Health Ministry)	—	4	5
Ecuador (ARSCA)	5	11	5
El Salvador (DNM)	6	11	4
Guatemala (Ministry of Public Health and Social Assistance)	17	5	12
Honduras (ARSA)	6	11	7
Nicaragua (Health Ministry)	2	3	3
Panama (National Directorate of Pharmacies and Drugs)	—	3	12
Peru (DIGEMID)	2	1	9
Dominican Republic (Health Ministry)	10	6	5
Venezuela (INHRR)	1	5	2
Total	63	73	86

As of December 31, 2021, we had 79 Rx drug applications pending approval.

Marketing and Sales

Our Rx pharmaceutical products customers include Coopidrogas — Cooperativa Nacional de Drogas, Drogueria Cruz Verde S.A.S., Droguerías Colsubsidio, Copservir Ltda and Unidrogas S.A, among others.

We seek to establish customer loyalty through superior customer service by providing a comprehensive assortment of high-quality products and timely processing, shipment and delivery of orders.

The demand for our Farma Procaps products is largely generated by doctors and physicians. We analyze the doctors and physicians by specialty that we believe would be most beneficial to directly market our products to and schedule strategic visits once or twice a month to present our product portfolio specifically targeting their practice. We also offer technical and scientific information on our products and product samples for the exclusive use of the doctors and physicians to provide to their patients. Our sales force is segmented by medical specialties and receive periodic technical training on the brands and products we sell, as well as sales and relationship training techniques to better enable them to market and sell our products.

We directly target our marketing and sales effort for our Clinical Specialties products to clinics and hospital. We work together with in-hospital medical specialties to provide primarily medium and high complexity products for use with their patients, which are supported by technical or clinical studies to guarantee their safety.

Our Rx pharmaceutical products sales represented 45%, 45% and 47% of our gross revenue for the years ended December 31, 2021, 2020 and 2019, respectively.

Competition

The market for Rx pharmaceutical products is subject to intense competition from generic drug manufacturers, brand-name pharmaceutical companies launching their own or generic version of their branded products (known as an authorized generic), manufacturers of branded drug products that continue to produce those products after patent expirations, and manufacturers of therapeutically similar drugs. Among our primary competitors are Genfar S.A., Abbott Laboratories — Lafrancol S.A.S, Tecnoquimicas S.A., a Santé Pharmaceutique SA, Bayer AG, Merck & Co. Inc., Sanofi S.A.

OTC Products — VitalCare

Our OTC product line primarily consists of the VitalCare brand/business unit, and forms part of three of Procaps’ business segments; Procaps Colombia, CAN and CASAND. For more information on our business segments, see Item 5.A under the heading “Operating Results––Business Segments” in this annual report.

VitalCare develops, manufactures and markets OTC consumer healthcare products through an extensive portfolio focused on over eight high-prevalence therapeutic areas (including gastrointestinal, skin care, cough and cold, analgesics, urological, and vitamin, minerals and supplements) at what we believe to be accessible and appealing price points and includes more than 150 brands. Our Colmed OTC product line, which is part of our VitalCare business unit, consists of products in the following categories: antibiotics, anti-infective, anti-parasitic, cardiovascular, feminine care, cutaneous antimycotic, pain killers, gastrointestinal, hormonals, metabolic, endocrine, nervous system, ophthalmic, osteoarticular, respiratory, diet supplements and vitamins and minerals.

We market and sell our OTC products in the following key regional markets: Bolivia, Colombia, Costa Rica, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Panama, Peru, and the United States.

Products

The table below sets forth our primary VitalCare OTC products by category and the percentage of the VitalCare’s gross revenue attributed to the sale of such product for the year ended December 31, 2021 and 2020.

		Percentage of VitalCare’s gross revenues for the year ended December 31
VitalCare Product	Category	2021	2020
Esomeprazole	Gastrointestinal	7%	8%
Vitamin E	Vitamins	7%	5%
Levothyroxine	Metabolic	4%	6%
Orlistat	Metabolic	4%	4%
Calcitrol	Metabolic	4%	3%

We launched a number of new OTC products during the year ended December 31, 2021, most notably Minoxidil and Betahistina. During the year ended December 31, 2021, new product sales of our OTC products were $10.3 million, representing 12% of the segment’s total sales. During the year ended December 31, 2020, we launched several new OTC products, most notably Colagen and Vitamin D3. During the year ended December 31, 2020, new product sales of our OTC products were $6.8 million, representing 10% of the segment’s total sales.

The table below sets forth the number of OTC drug applications approved per jurisdiction and regulatory agency for the years ended December 31, 2021, 2020 and 2019.

	Number of OTC drug applications approved for the year ended December 31
Jurisdiction/Regulatory Agency	2021	2020	2019
Aruba (Health Ministry)	1	—	—
Bolivia (AGEMED)	1	—	4
Colombia (INVIMA)	2	1	3
Ecuador (ARSCA)	—	3	2
El Salvador (DNM)	2	3	5
Guatemala (Ministry of Public Health and Social Assistance)	7	2	1
Honduras (ARSA)	6	5	4
Nicaragua (Health Ministry)	4	3	2
Peru (DIGEMID)	—	1	1
Dominican Republic (Health Ministry)	1	1	1
Total	24	19	23

As of December 31, 2021, we had seven OTC drug applications pending approval.

Marketing and Sales

Our OTC products customers include Coopidrogas — Cooperativa Nacional de Drogas, Pricesmart S.A.S., Drogueria Cruz Verde S.A.S., Olimpica S.A, and Sodimac Colombia S.A., among others.

Demand for our VitalCare OTC products and generics is generated by the end consumer. We target the end consumer through traditional advertising means, and increasingly though social media in order to more specifically target individual end consumer segments in order to highlight the attributes and differentials of our brands and products. We work with several points of sale customers such as global, national, and regional retail drug, supermarket, and mass merchandise chains, major wholesalers, sourcing groups, hospitals and grocery stores to ensure the homogeneous distribution of our products. We seek to establish customer loyalty through superior customer service by providing a comprehensive assortment of high-quality products and timely processing, shipment and delivery of orders.

Our OTC products sales represented 18%, 16% and 16% of our gross revenue for each of the years ended December 31, 2021, 2020 and 2019, respectively.

Competition

The markets for our OTC products are highly competitive and differ for each product line and geographic region. Our primary competitors include manufacturers, such as GlaxoSmithKline plc, Bayer AG, Sanofi S.A., Tecnoquimicas S.A., Pfizer Inc., Lafrancol S.A.S, Genomma Lab Internacional S.A.B. de C.V., McKesson Corporation, The Procter & Gamble Company and Abbott Laboratories, among others. The various major categories of our OTC products each have certain key competitors, such that a competitor generally does not compete across all product lines. However, some competitors do have larger sales volumes in certain of our categories. Additionally, national brand companies tend to have more resources committed to marketing their products and could in the future manufacture store brand versions of their products at lower prices than their national brand products. Competition is based on a variety of factors, including price, quality, assortment of products, customer service, marketing support, and approvals for new products.

Diabetrics Solutions

With approximately 6% of the global population living with diabetes and 10% of global health expenditures spent on diabetes each year, we believe our Diabetrics business segment, which is comprised of our Diabetrics brand/business unit, is an attractive regional B-to-C diabetes-focused treatment and management platform that focuses primarily on the Colombian market. It has experienced significant growth since it began its operations in 2015. It has a unique business model when compared to our competitors, as it aims to cover the full spectrum of needs of patients with diabetes by providing products and services such as blood glucose meters, telemonitoring, Rx oral anti-diabetics products, cosmeceuticals (cosmetics that have medicinal properties for diabetic care), insulin delivery systems and other diabetes solutions.

Procaps currently has a leading position in the Colombian market in two Diabetrics product categories with over a 60% market share for blood glucose monitors (strips, meters and lancets) and over a 50% market share for insulin delivery systems (pen needles), based on the total number of patients diagnosed with diabetes that require insulin in Colombia (all individuals diagnosed with type 1 diabetes and 20% of individuals diagnosed with type 2 diabetes) that use such products. In addition, we have increased our market share by over 60%, based on total sales within product category, in the Rx oral -anti-diabetics products category in the Colombian market through the sale of our Metformin products (GMet and Predial Lex) and other Rx products to manage diabetic patient complications.

As part of our Diabetrics segment’s integral product strategy and holistic approach, we offer products in other product categories such as insulin (Glaritus- Glargine Insulin, launched in the beginning of 2021) and supplements (Cromega and Preventia), among others.

Products

The table below sets forth our primary Diabetrics products by category and the percentage of the Diabetrics segment’s gross revenue attributed to the sale of such product for the year ended December 31, 2021 and 2020.

		Percentage of Diabetrics’ gross revenues for the year ended December 31
Diabetrics Product	Category	2021	2020
Glucoquick(1)	Blood Glucose Monitor	42%	44%
Predial Lex	Rx oral anti-diabetics	17%	7%
Glucoquick Agujas	Insulin Delivery Systems	16%	20%
GMet	Rx oral anti-diabetics	10%	15%
Lipotic	Rx oral anti-diabetics	4%	3%

(1)	Includes all Glucoquick blood glucose monitor family products.

We launched a number of new Diabetrics products during the year ended December 31, 2021, most notably insulin Glaritus (Glargine Insulin) and Tiras Diamond (BGMs). During the year ended December 31, 2021, new product sales in the Diabetrics segments were $4.3 million, representing 15% of the segment's total sales. During the year ended December 31, 2020, we launched several new Diabetrics products, most notably Preventia Complex. During the year ended December 31, 2020, new product sales in the Diabetrics segments were $3.3 million, representing 14.5% of the segment’s total sales.

During the year ended December 31, 2021, we received approval from INVIMA for six Diabetrics products. During the year ended December 31, 2020, we received approval from the Guatemala National Directorate of Pharmacies and Drugs for three Diabetrics drug applications. As of December 31, 2021, we had 17 Diabetrics products pending approval.

Marketing and Sales

Our Diabetrics products and services are marketed directly to consumers through a comprehensive offering of innovative products and differentiated services with the goal of providing the optimal cost-benefit ratio. We also focus our efforts on developing prevention, education and self-management strategies with our partners in order to provide value-based-healthcare. Our sales efforts are focused on private and governmental channels, and involve participating in government contract bidding, primarily through Colombia’s public health insurance plan (Entidades Promotoras de Salud).

Our Diabetrics products and services sales represented 7%, 7% and 6% of our gross revenue for the years ended December 31, 2021, 2020 and 2019, respectively.

Competition

We market our Diabetrics products and services primarily in Colombia. Our primary competitors include: (i) F. Hoffmann-La Roche AG, Abbot Laboratories, and Johnson & Johnson in the blood glucose monitor product category; (ii) Becton, Dickinson and Company, Novo Nordisk A/S and Nortstray Nuart SAS in the insulin delivery system product category; (iii) Merck & Co. Inc., Pfizer, Inc., Mckesson Corporation and Siegfried Holding in the Rx oral-anti-diabetics product category; and (iv) Abbot Laboratories in the nutrition products category. We recently entered the insulin product category and will compete primarily with Sanofi S.A.

Manufacturing and Distribution

We currently operate six manufacturing facilities in Colombia, Brazil and El Salvador and sales offices throughout 13 different countries, which coordinate the sale of our products to six out of the seven continents. Additionally, on December 31, 2021, we completed the acquisition of an FDA approved 86,000 square feet pharmaceutical production facility located in West Palm Beach, Florida from Strides Pharma, Inc. The newly acquired facility has a production capacity of approximately 1.8 billion capsules per year for our iCDMO business unit. We expect this facility to begin operations in May of 2022.

The map below illustrates our global geographical footprint, setting forth the location of our manufacturing facilities and sales offices, and the countries in which we commercialize our products and services.

Manufacturing Facilities

Our manufacturing facilities include the first FDA-approved Rx pharmaceutical plant in South and Central America and one of only five hormonal Softgel plants in the world. Additionally, our manufacturing facilities are certified, where required, by several regulatory entities including the FDA, Health Canada, the United Kingdom’s MHRA, Australia’s TGA, Mexico’s Cofepris and the ISO under its 14000 standards.

We have invested approximately $10.4 million in our manufacturing facilities during the years ended December 31, 2021 and 2020, combined, for improvements and expansions. We believe that our sites and equipment are in good condition, are well-maintained, and are able to operate at present levels in all material respects; however, we intend to make additional investments to expand our production capacity in the near future.

Our manufacturing operations are focused on employee health and safety, regulatory compliance, operational excellence, continuous improvement, and process standardization across our organization. During the years ended December 31, 2021 and 2020, we achieved approximately 91% and 90%, respectively, on-time shipment delivery versus customer request date across our network as a result of this focus. Our manufacturing operations are structured around an enterprise management philosophy and methodology that utilizes principles and tools common to a number of quality management programs, including “current Good Manufacturing Practices” (“cGMP”), ISO under its 9000 and 14000 standards, the Business Alliance for Secure Commerce and Authorized Economic Operator (Operador Económico Autorizado).

Procaps Barranquilla — Barranquilla, Colombia

Our Procaps Barranquilla manufacturing facility is located in the city of Barranquilla, in Colombia, with approximately 35,200 square meters of total built area and approximately 8,200 square meters of manufacturing plant floor space. This is our primary manufacturing facility and it was the first FDA-approved Rx pharmaceutical plant in South America and Central America. This facility produces products associated with our Softigel, Farma Procaps and VitalCare brands, including Softgel capsules, hormonal soft capsules, nutritional products, tablets, powders, blisters, liquids and hard capsule products. The installed capacity of this facility is 360 million units of Softgel, 7 million units of Farmix and 57 million units of hormonal products per month. The utilization rates, measured as the programmed manufacturing hours divided by the facility’s manufacturing capacity in terms of hours (“Utilization Rate”) for production of our Softigel, Farma Procaps and VitalCare products at this facility were 65%, 68% and 69%, respectively, for each of the years ended December 31, 2021 and 2020.

Our Procaps Barranquilla manufacturing facility is certified by the FDA, Good Manufacturing Practices (Buenas Prácticas de Manufactura, “BPM”), MHRA, the Business Alliance for Secure Commerce, the Colombian Institute of Technical Standards and Certification (Instituto Colombiano de Normas Técnicas y Certificación, or “ICONTEC”), ANVISA, Cofepris, Health Canada and ISO under its 14000 standard.

Rymco — Barranquilla, Colombia

Our Rymco manufacturing facility is located in the city of Barranquilla, in Colombia, on an approximately 10,300 square meter lot, with approximately 11,650 square meters of floor space. This facility was acquired as part of Procaps’ acquisition of Rymco S.A. in 2015 and currently produces products associated with our Clinical Specialties brand, including single-use medical products such as syringes, needles, infusion equipment, face masks, and surgical clothing (personal protective equipment). The installed capacity of this facility is 67.1 million units per month. The Utilization Rate for the years ended December 31, 2021 and 2020, for production of our Clinical Specialties products at this facility was 29% and 40%, respectively.

Our Rymco manufacturing facility is certified by Argentine National Administration of Drugs, Foods and Medical Devices (Administración Nacional de Medicamentos, Alimentos y Tecnología Médica), ISO under its 13485 medical standard and TÜV SÜD America.

Funtrition — Bogotá, Colombia

Our Funtrition manufacturing facility is located in the city of Bogotá, in Colombia, on an approximately 2,900 square meter lot, with approximately 1,400 square meters of floor space. This facility produces products associated with our Softigel brand, including gummies related technologies for OTC products and nutraceuticals. The installed capacity of this facility is 250 tons, or approximately 1.3 million units per month. The Utilization Rate for the years ended December 31, 2021 and 2020, for production of our gummy products at this facility was 95% and 69%, respectively.

Our Funtrition manufacturing facility is certified by INVIMA.

Pharmayect — Bogotá, Colombia

Our Pharmayect manufacturing facility is located in the city of Bogotá, in Colombia, on a 18,700 square meter lot, with approximately 13,070 square meters of floor space. This facility produces associated with our Clinical Specialties brand, including syringes, injection vials, sterilized powder products, blisters and vials. The installed capacity of this facility is 11.5 million units per month. The Utilization Rate for the years ended December 31, 2021 and 2020 for production of our Clinical Specialties products at this facility was 69% for each year.

Our Phamayect manufacturing facility is certified by BPM, ISO under its 9001-2015 standard and ICONTEC.

Softcaps — São Paulo, Brazil

Our Softcaps manufacturing facility is located in an industrial complex in the city of Cotia, state of São Paulo in Brazil, on a 9,034 square meter lot, with approximately 5,560 square meters of floor space. There are two buildings; one includes the administrative offices, warehouse and quality control laboratory and the other includes the production areas and cafeteria. This facility produces products associated with our Softigel brand, including Softgel capsule products. The installed capacity of this facility is 180 million units per month. The Utilization Rate for the years ended December 31, 2021 and 2020, for production of our Softigel products at this facility was 75% and 60%, respectively.

Our Softcaps manufacturing facility is certified by ANVISA.

The operating license (licença de operação) in connection with the warehouse and quality control laboratory located at our Softgel manufacturing facility was denied, however, such facilities are still being permitted to operate by the State of São Paulo’s Environmental Agency (Companhia Ambiental do Estado de São Paulo, or “CETESB”). For more information, see Item 8.A under the heading “Legal Proceedings— Operating License” below.

Laboratorios López — El Salvador

Our Laboratorios López manufacturing facility, which include both the Procaps Salvador, S.A. de C.V. (formerly Laboratorios López) and Biokemical S.A. de C.V. manufacturing plants, is located in the city of San Salvador, in El Salvador, on an approximately 20,270 square meter lot, with approximately 7,950 square meters of floor space. This facility was acquired as part of Procaps’ acquisition of Laboratorios López and Biokemical S.A. de C.V. in 2014 and currently produces products associated with our Farma Procaps and VitalCare brands, including multiple dosage form products. The installed capacity of this facility is approximately 15,300 kilograms of solids, 61,600 liters of liquids, 5,000 kilograms of semisolids, 3,300 kilograms of semisolids beta-lactams and 400 kilograms of solids beta-lactams per month. The Utilization Rate for the years ended December 31, 2021 and 2020, for the production of our Farma Procaps and VitalCare products combined at this facility was 89% and 65%, respectively.

Our Laboratorios López manufacturing facility is certified by DNM.

Sofgen Facility – West Palm Beach

On December 31, 2021, we completed the acquisition of an 86,000 square feet pharmaceutical production facility located in West Palm Beach, Florida from Strides Pharma, Inc. The newly acquired facility has an annual production capacity of approximately 1.8 billion capsules. In addition, this facility also has development and analytical testing capabilities. The primary assets included in the acquisition were several Softgel encapsulation lines, critical support systems, automated packaging line capabilities, as well as development facilities including pilot and scale up capabilities. We expect this facility to begin operations in May of 2022.

Distribution and Logistics

Our logistics team is centralized by line of business in order to enable us to better capture the synergies of our businesses and maintain our operational focus. They operate throughout all countries in which we have a presence and assist us with the transportation of our products, delivering approximately 3,785 tons per year worldwide.

We use a network of third-party transportation companies for customized services, which are regulated by INVIMA, ANVISA, the International Air Transport Association, World Customs Organization (Organización Mundial de Aduanas), the International Chamber of Shipping and other applicable regulatory agencies where we operate.

In total, we make approximately 110 international shipments per month directly from our manufacturing facilities.

Our products are stored in self-owned storages in Barranquilla and Bogota in Colombia, El Salvador and Brazil, and with third-party storage facilities that meet all of the requirements of our products in terms of space and environmental conditions.

Raw Materials and Material Sourcing

Affordable, high-quality raw materials and packaging components are essential to all of our business segments due to the nature of the products we manufacture. We use a broad and diverse range of raw materials in the design, development, and manufacturing of our products. This includes, but is not limited to, key materials such as gelatin, starch and iota carrageenan for our Softgel products, packaging films for our Rx and OTC products, and glass vials and syringes for injectable fill-finish for certain of our Rx and Diabetrics products. The raw materials that we use are sourced externally on a global basis and are generally available from multiple suppliers. Supplies of certain raw materials and product delivery systems may be more limited, as they are available from one or only a few suppliers and may require extensive compatibility testing before we can use them. For more information on the risks associated with the raw materials we use and their sourcing, please see Item 3.D under the heading “Risk Factors — Risks Related to Product Development and Manufacturing — Our future results of operations are subject to fluctuations in the costs, availability, and suitability of the components of the products we manufacture, including active pharmaceutical ingredients, excipients, purchased components, and raw materials. In addition, the global supply chain crisis may interfere with the operations of certain of our direct or indirect suppliers or with international trade for these supplies, which could raise our costs or reduce the productivity or slow the timing of our operations, which could have a material adverse effect on our business, financial condition and results of operations” of this annual report.

Globally, our supplier relationships could be interrupted due to natural disasters and international supply disruptions, including those caused by pandemics or geopolitical and other issues. For example, commercially usable gelatin is available from a limited number of sources. In addition, much of the gelatin we use is bovine derived. Past concerns of contamination from BSE have narrowed the number of possible sources of particular types of gelatin. If there were a future disruption in the supply of gelatin from any one or more key suppliers, there can be no assurance that we could obtain an alternative supply from our other suppliers. Any future restrictions that were to emerge on the use of bovine-derived gelatin from certain geographic sources due to concerns of contamination from BSE could hinder our ability to timely supply our customers with products and the use of alternative non- bovine-derived gelatin for specific customer products could be subject to lengthy formulation, testing and regulatory approval periods.

We work very closely with our suppliers to assure continuity of supply while maintaining excellence in material quality and reliability. We continually evaluate alternate sources of supply, although we do not frequently pursue regulatory qualification of alternative sources for key raw materials due to the strength of our existing supplier relationships, the reliability of our current supplier base, and the time and expense associated with the regulatory process. Although a change in suppliers could require significant effort or investment by us in circumstances where the items supplied are integral to the performance of our products or incorporate specialized material such as gelatin, we do not believe that the loss of any existing supply arrangement would have a material adverse effect on our business. see Item 3.D under the heading “Risk Factors — Risks Related to Product Development and Manufacturing — Our future results of operations are subject to fluctuations in the costs, availability, and suitability of the components of the products we manufacture, including active pharmaceutical ingredients, excipients, purchased components, and raw materials. In addition, the global supply chain crisis may interfere with the operations of certain of our direct or indirect suppliers or with international trade for these supplies, which could raise our costs or reduce the productivity or slow the timing of our operations, which could have a material adverse effect on our business, financial condition and results of operations” of this annual report.

Research and Development

Our R&D activities are directed primarily toward the development of new products and services, and the improvement of our manufacturing processes and delivery technologies. Our R&D platform is decentralized with research centers in Barranquilla, Colombia, Cotia, Brazil, and West Palm Beach, Florida. We employ more than 305 scientists, technicians and skilled personnel in R&D and innovation. Our main R&D operation is in the city of Barranquilla, Colombia, which employs over 270 scientists, technicians and skilled personnel in R&D and technological innovation. Our R&D team has developed over 500 pharmaceutical products formulations as of December 31, 2021, resulting in the development of an average of over 150 new products, including more than 50 first time launch products per year over the last three years. Procaps has invested $16.0 million, $15.8 million and $13.2 million in R&D for the years ended December 31, 2021, 2020 and 2019, respectively.

Our R&D capabilities have led to the development of our Softgel proprietary delivery systems which drives our NextGel business segment and our Rx and OTC product portfolio, allowing us to focus on the development and sale of high-growth and premium pharmaceutical products which we believe are subject to less pricing pressures when compared to more generic pharmaceutical products. The NextGel business segment’s product development proposals involve a significant amount of R&D, among other efforts, which enables Procaps to apply its proprietary Softgel technologies to existing products (such as converting an existing product to a Softgel dosage form). Some of our Softgel technologies include our standard Softgel capsule; Versagel, our versatile plant-based Softgel shell; Chewgel, a chewable Softgel capsule; Unigel, a smart Softgel capsule which incorporates other delivery systems into a single Softgel capsule; and G-tabs, gelatin coated tablets that are easy to swallow and we believe, based on current technology, to be impossible to counterfeit. In addition, our R&D capabilities have allowed us to develop gummies related technologies for our Funtrition OTC products. For more information on such products and technologies, see “— Products and Services.”

Intellectual Property

Our corporate culture focuses on innovation and R&D, which has resulted in the development of over 500 pharmaceutical product formulations as of December 31, 2021. We rely on a combination of know-how, trade secrets, patents, copyrights, trademarks, and other intellectual property, nondisclosure and other contractual provisions, and technical measures to protect a number of our products, services, processes and intangible assets. These proprietary rights are important to our ongoing operations as 99% of our current Rx and OTC product portfolio is proprietary.

We have applied in Colombia, the United States and certain other countries for registration of a number of trademarks, service marks, and patents, some of which have been registered and issued, and also hold common law rights in various trademarks and service marks. As of December 31, 2021, we have been granted 39 patents and have 38 patents pending approval.

The table below sets forth the product type/technology for which our patents granted relate, the jurisdiction of registration, the expiration date and the type of patent. None of our patents listed below have been licensed from third parties or have expired.

Patents Granted as of December 31, 2021
Product Type/Technology	Type of Patent	Jurisdiction of Registration	Expiry Date
Unigel Technology	Patent	Colombia	18/07/2031
Blefadex Composition	Patent	Costa Rica	30/12/2034
Ribbon Printing (used to print capsules in a continuous process)	Utility Model	Colombia	30/07/2027
Isoface Formulation	Patent	Colombia	24/07/2023
Ophthalmic containers	Design Patent	Ecuador	07/08/2022
Nasal Spray Container	Design Patent	Ecuador	07/08/2022
Unigel Technology	Patent	Mexico	18/07/2031
Degassing apparatus for dissolution media in analytical process	Utility Model	Colombia	03/06/2026
Cytogel Process	Patent	Colombia	13/04/2025
Unigel Technology	Patent	Europe	18/07/2031
Unigel Technology	Patent	Colombia	18/07/2031
Ribbon Printing (used to print capsules in a continuous process)	Patent	Canada	30/07/2027
Electronic Dosage Dispensing System	Patent	United States	05/25/2023 Extended under 35 U.S.C.154 (b) by 715 days
Unigel Technology	Patent	United States	18/07/2031
Unigel Technology	Patent	United States	07/18/2031 Extended under 35 U.S.C.154 (b) by 97 days
Unigel Technology	Patent	United States	18/07/2031
Ribbon Printing (used to print capsules in a continuous process)	Patent	United States	07/30/2027 Extended under 35 U.S.C.154 (b) by 694 days
Unigel Technology	Patent	Korea	18/07/2031
Unigel Technology	Patent	Japan	18/07/2031
Blefadex Composition	Patent	Colombia	30/12/2034
Cynclor Project	Patent	United States	29/08/2034
Blefadex Composition	Patent	United States	30/12/2034
Unigel Technology	Patent	United States	18/07/2031
Blefadex Composition	Patent	Japan	30/12/2034
Laboratory-scale encapsulation device	Utility Models	Colombia	28/02/2029
Unigel Technology	Patent	Brazil	18/07/2031
Unigel Technology	Patent	Canada	18/07/2031
Blefadex Composition	Patent	Mexico	30/12/2034
Unigel Technology	Patent	Spain	18/07/2031
Unigel Technology	Patent	Germany	18/07/2031
Unigel Technology	Patent	Switzerland	18/07/2031
Unigel Technology	Patent	France	18/07/2031
Unigel Technology	Patent	United Kingdom	18/07/2031
Unigel Technology	Patent	Italy	18/07/2031
Unigel Technology	Patent	Poland	18/07/2031
Unigel Technology	Patent	Portugal	18/07/2031
Unigel Technology	Patent	Sweden	18/07/2031
Cynclor Project	Patent	United States	29/08/2034
Blefadex Composition	Patent	Brazil	30/12/2034

The table below sets forth the product type/technology for which our patent applications relate, the jurisdiction in which the registration was applied for, the application date and the type of patent.

Patent Applications Pending Approval as of December 31, 2021
Product Type/Technology	Type of Patent	Jurisdiction of Registration	Filing Date/ Publication Date
Unigel Technology	Patent	Japan	01/12/2016
HME Technology	Patent	United States	01/06/2015 09/09/2015 07/07/2016
Unigel Technology	Patent	United States	19/08/2019
HME Technology	Patent	Europe	09/10/2015 11/15/2017
HME Technology	Patent	Canada	14/07/2016
Blefadex Composition	Patent	Ecuador	11/23/2016 12/30/2016
Blefadex Composition	Patent	Peru	06/27/2017 09/15/2017
Blefadex Composition	Patent	El Salvador	29/06/2017
Blefadex Composition	Patent	Dominican Republic	06/29/2017 06/15/2019
Blefadex Composition	Patent	Guatemala	03/07/2017
HME Technology	Patent	El Salvador	05/07/2017
HME Technology	Patent	Guatemala	05/07/2017
HME Technology	Patent	Mexico	07/05/2017 11/09/2018
HME Technology	Patent	Peru	07/05/2017 09/05/2017
HME Technology	Patent	Brazil	09/10/2015 03/13/2018
HME Technology	Patent	Dominican Republic	07/06/2017 11/15/2018
HME Technology	Patent	Ecuador	19/07/2017
Blefadex Composition	Patent	Europe	07/27/2017 12/06/2017
Sweetener Composition for Gummies	Patent	United States	07/21/2021
Face Mask	Patent	United States	06/26/2020
HME Technology	Patent	Korea	08/02/2017 09/17/2018
Unigel Technology	Patent	United States	13/02/2019
Unigel Technology	Patent	United States	13/02/2019
Unigel Technology	Patent	United States	13/02/2020
SGC Drying System	Patent	United States	12/21/2016 12/21/2017 08/19/2018 03/28/2019 10/21/2019 06/06/2020 01/14/2021
Electronic Dosage Dispensing System	Patent	United States	05/25/2012 05/28/2013 06/12/2017 04/03/2020 11/11/2020
Vegan Gummies	Patent	PCT	30/08/2019
Face Mask	Patent	PCT	06/25/2021
Unigel Products (Diclofenac)	Patent	United States	23/07/2020

Ivermectin SGC Formula	Patent	PCT	30/09/2020
Device for Gummies	Utility Model	Colombia	11/09/2021
Ivermectin Oral Solution	Patent	PCT	30/12/2020
Unigel Technology	Patent	United States	19/03/2021
Unigel Technology	Patent	Mexico	05/11/2015 22/06/2021
Poole Sample	Utility Model	Colombia	07/28/2021
Clean Device for Soft gelatin capsules	Utility Model	Colombia	08/13/2021
Vegan Gummies	Patent	Colombia	10/22/2021
Unigel Products (Diclofenac)	Patent	PCT	09/23/2021

Furthermore, as of December 31, 2021, we hold over 5,193 trademarks, with 369 pending approval. Additionally, as of December 31, 2021, we have over 162 drug registrations, with over 150 pending approval.

We do not consider any individual patent, trademark or license to be material to our overall business.

Corporate Responsibilities and Environmental, Social, and Governance (“ESG”)

Compliance Standards

Our facilities and operations are subject to various environmental laws and regulations. We undergo periodic internal audits relating to environmental, health and safety requirements in order to maintain compliance with applicable laws and regulations in each of the jurisdictions in which we operate. Additionally, pursuant to an agreement with one of our shareholders, IFC, we are required to comply with IFC’s Performance Standards on Social & Environmental Sustainability, permit environmental and social representatives of IFC to visit our facilities on an annual basis and provide IFC with an annual sustainability report, among other requirements. As part of this agreement, we have committed to adhere to the processes and compliance mechanisms of IFC’s Performance Standards on Social & Environmental Sustainability in order to improve our environmental and social risk management, including the preparation of an Annual Sustainability Report that follows the Global Reporting Initiative (GRI) standards.

We have made, and continue to make, expenditures necessary to comply with applicable environmental laws; however, we do not believe that the costs for complying with such laws and regulations have been or will be material to our business. We do not have any material remediation liabilities outstanding.

While we believe that climate change could present risks to our business, including increased operating costs due to additional regulatory requirements, physical risks to our facilities, water limitations and disruptions to our supply chain, we do not believe these risks are material to our business in the near term.

ESG Commitments and Strategy

We are committed to doing business in an ethical manner. We have a long history of environmentally sound and efficient operations, safe and healthy working conditions, and active participation in the communities where we are located. We have sought to strengthen our long-term ESG goals by incorporating environmental and social management into strategic business decisions, aligned with sustainable development goals with the aim of generating shared value and a positive impact on the communities we serve.

We seek to strengthen our value creation in the pharmaceutical industry by addressing the challenges of developing cost-efficient products and providing accessible products to the population in the regions we operate in, while seeking to reduce the environmental impact of our activities. Our ESG strategy can classified into four pillars: (i) access to medicine, (ii) social impact and community engagement, (iii) efficient use of natural resources and (iv) climate strategy and innovation and R&D.

Workforce ESG Commitments

As reflected in our Social Responsibility, Quality of Life and Integrated Management Policies, we are, and remain, committed to maintaining an environment that motivates all employees to achieve personal development (physical, mental, social and emotional), acquire new competencies, skills and abilities, and promote the proper attitudes to improve their interpersonal skills and enhance their future employment prospects in the changing and competitive market we operate. Our human development, hiring and training process includes:

●	selecting qualified personnel for each position that show potential for development and that identify with our organizational moto of “Vision, Mission, Values, Policies, Key Strategic Objectives and Structure”;

●	assimilation into our corporate culture;

●	training in processes and procedures;

●	job-specific training;

●	continuous training and educational programs on new or updated standards, and key and strategic competencies;

●	promoting activities and training to improve the health of our employees and protection from occupational risk factors; and

●	encouraging and supporting self-development, self-monitoring, individual and collective learning, and promoting continuous self-improvement.

Carbon Neutrality Strategy

In addition, Procaps has recently designed a carbon neutrality strategy which we officially launched at the end of 2021. Our strategy has the goal of, among others, (i) calculating our baseline carbon footprint and comparing it to the footprint of similar businesses to identify a benchmark, (ii) identifying greenhouse gas emissions mitigation opportunities, and (iii) developing a strategy combining mitigation and offsetting to become carbon neutral by a date to be determined.

The first phase of our strategy consists of measuring the carbon footprint of our facilities. We measured the carbon footprint of our Barranquilla, Colombia facility, which has the highest production volume and contribution to greenhouse gas emissions in its three scopes. The results were obtained at the beginning of 2022 and will be published in the 2021 sustainability report, which is expected to be released during the first half of 2022. In 2022, we expect to measure the carbon footprint of our other facilities in El Salvador and Brazil, which will provide us with a full dimension of our carbon footprint. Although we have not yet defined a corporate baseline, the measuring of the carbon footprint of our Barranquilla facility has provided us with a reference point that will allow us to make carbon footprint comparisons with our other facilities, and with other similar businesses.

We have also identified viable opportunities for the mitigation of greenhouse gas emissions, some of which are currently in progress while others are under review for inclusion in our ESG initiatives in 2022. We have classified these opportunities into three scopes:

Scope 1: (i) Replacement of refrigerant gases by less polluting alternative gases; and (ii) optimization of personnel routes with driver role.

Scope 2: (i) enhancement of the self-generation plant; and (ii) renewable energy consumption projects (solar panels).

Scope 3: optimization of transport routes for raw materials and company products.

Our corporate strategy to achieve carbon neutrality is still under review. Options have been identified both to reduce and offset, however we have to have a complete baseline in order to measure the effort needed to reduce and offset emissions to be able to commit to targets and timeframes. We are establishing goals for 2022 in different environmental indicators that contribute to reducing emissions and, in general, our environmental impact. These goals are expected to be published in our 2021 sustainability report which we expect will be released during the first half of 2022.

Emissions goals at the corporate level will be defined once we have the complete baseline, which we expect will be completed in 2022. We are in the process of reviewing carbon footprint measurement proposals. Once we have the baseline, we intend to define reduction and compensation goals in order to approve our commitment.

Regulatory Matters

The manufacturing, processing, formulation, packaging, labeling, testing, storing, distributing, advertising, and sale of our products and services are subject to regulation by a variety of agencies in the localities in which our products are sold. In addition, we manufacture and market certain of our products in accordance with standards set by various organizations, including the FDA, Health Canada, MHRA, TGA, Cofepris and ISO. We believe that our policies, operations, and products comply in all material respects with existing regulations to which we are subject.

The manufacturing, distribution, and marketing of healthcare products and the provision of certain services for development-stage pharmaceutical products are subject to extensive ongoing regulation by INVIMA, ANVISA, the FDA, other regulatory authorities in the countries in which we operate.

Colombian Regulations

A majority of our products are manufactured in our four manufacturing facilities in Colombia. INVIMA is the Colombian regulatory authority charged with inspecting and supervising the marketing and manufacturing of health products, identifying and evaluating the violation of health standards or procedures, and implementing best practices and providing medical approval for the import and export of products.

INVIMA carries out periodic inspections of our facilities, processes and products to verify compliance with cGMP and Good Laboratory Practices in accordance with the regulations established by the World Health Organization (“WHO”) in the Technical Report Series 823 — 32nd Report of the WHO Expert Committee on Specifications for Pharmaceutical Preparations (the “WHO Report 32”). In addition, our facilities are also subject to regulation and inspection by the Colombian Agricultural Institute (Instituto Colombiano Agropecuario, or “ICA”), a public entity attached to the Colombian Ministry of Agriculture and Rural Development (Ministerio de Agricultura y Desarrollo Rural), responsible for controlling agricultural health in Colombia. The ICA is charged with inspecting our plants to verify compliance with cGMP for the production of products for veterinary use, also in accordance with the provisions of the WHO Report 32.

United States Regulations

The FDA has jurisdiction over certain of our Rx, OTC pharmaceutical products and API. The FDA’s jurisdiction extends to the manufacturing, testing, labeling, packaging, storage, distribution, and promotion of these products. We are committed to consistently provide our customers with high quality products that adhere to cGMP regulations promulgated by the FDA.

All facilities where Rx and OTC products are manufactured, tested, packaged, stored, or distributed for the U.S. market must comply with FDA, cGMPs and regulations promulgated by competent authorities in the countries, states and localities where our manufacturing facilities are located. All of our drug products destined for the U.S. market are manufactured, tested, packaged, stored, and distributed according to cGMP regulations. The FDA performs periodic audits to ensure that our FDA registered manufacturing facility remains in compliance with all appropriate regulations.

In addition, certain of our subsidiaries are subject to other healthcare laws, including the U.S. Federal Food, Drug, and Cosmetic Act, the Public Health Service Act, the Controlled Substances Act, and comparable state and foreign laws and regulations in certain of their activities.

Third parties develop and manufacture APIs for use in certain of our pharmaceutical products that are sold in the U.S. and other global markets. API manufacturers typically submit a drug master file to the regulatory authority that provides the proprietary information related to the manufacturing process. The FDA inspects the manufacturing facilities to assess cGMP compliance, and the facilities and procedures must be cGMP compliant before API may be exported to the United States.

Brazilian Regulations

Certain of our products are manufactured in our Brazil manufacturing facilities. ANVISA is the Brazilian regulatory agency that is responsible for the approval and supervision of food, cosmetics, tobacco, pharmaceuticals, health services, and medical devices, among other products, and carries out sanitary control and inspection activities in ports, airports and the border regions.

ANVISA is charged with the protection of the Brazilian population’s health through sanitary control over the production and marketing of products and services, including facilities, processes, materials and technologies related thereto. We may only operate our facilities subject to the jurisdiction of ANVISA once we have received ANVISA’s approval. In addition, all of our pharmaceutical products must be submitted to ANVISA for approval before being offered to our customers in Brazil. As a governmental agency, ANVISA has police power over sanitary controls, as a result, in the event an inspection reveals non-compliance with its regulations, it may shut down businesses, suspend the sale of products, appropriate and seize items, or issue fines.

In addition to approvals from ANVISA, we also require the approval of CETESB, an agency of the government of the State of São Paulo responsible for the control, inspection, monitoring and licensing of activities that generate pollution, to operate our facilities in Brazil. CETESB is responsible for granting operating licenses for our facilities and carries out frequent inspections to assess whether there have been any changes to the environmental impact caused by our activities. For information on current regulatory proceedings involving CETESB, please see Item 8.A under the heading “Legal Proceedings — Operating License.”

El Salvador Regulations

Certain of our products are manufactured in our El Salvador manufacturing facilities. DNM is the El Salvadorian regulatory agency that is responsible for safeguarding the health of the country’s population through the regulation and surveillance of pharmaceutical, cosmetic, hygienic, chemical products, medical devices and raw materials.

The DNM is the competent health authority in El Salvador charged with authorizing and registering all pharmaceutical products in El Salvador and is responsible for regulating the importation and manufacturing of pharmaceutical products, implementing price controls, and controlling of distribution chains. The DNM acts based on the guidelines established by the Central American Technical Regulation (Reglamento Técnico Centroamericano) which is a guide based on the WHO Report 32, to implement the best practices in the manufacturing, storage, distribution and sale of pharmaceutical products. The DNM is also responsible for certifying that pharmaceutical laboratories in El Salvador comply with cGMP.

Other Regulatory Requirements

We are also subject to various federal, state, local, national and transnational laws, regulations, and requirements in Colombia, Brazil, the United States and other countries in which we operate, relating to safe working conditions, laboratory and distribution practices, and the use, transportation and disposal of hazardous or potentially hazardous substances. In addition, applicable import and export laws and regulations require us to abide by certain standards relating to the cross-border transit of finished goods, raw materials and supplies and the handling of information. We are also subject to various other laws and regulations concerning the conduct of our non-U.S. operations, including FCPA and other anti-bribery laws and laws pertaining to the accuracy of our internal books and records.

The costs associated with our continued compliance with the various applicable federal, state, local, national and transnational regulations to which we are subject could be significant, and the failure to comply with such legal requirements could have an adverse effect on our results of operations and financial condition. See Item 3.D under the heading “Risk Factors — Risks Related to Laws and Regulations — Failure to comply with existing and future regulatory requirements could adversely affect our business, financial condition and results of operations, or result in claims from customers” in this annual report for additional discussion of the costs associated with complying with the various regulations.

For the years ended December 31, 2021, 2020 and 2019, we were subject to seven regulatory audits by INVIMA, ANVISA, the FDA, Health Canada, MHRA, the Saudi Arabia Food and Drug Administration, and the TGA, all of which were successfully completed.

2021 Colombian Tax Reform

On September 14, 2021, Colombia’s President approved the 2021 Colombian Tax Reform, which includes certain tax measures intended to generate additional tax revenues to fund social programs for purposes of mitigating the impact of the COVID-19 pandemic. These tax measures include, among other things:

(i)	increasing the corporate tax rate from 30% to 35% for both domestic and foreign entities, permanent establishments and branches;

(ii)	maintaining the rates for the special tax regime and free-trade zones at 20%;

(iii)	continuing to limit the amount of turnover tax that taxpayers may claim as a corporate income tax credit to 50% by repealing a previously enacted law change that would have allowed taxpayers to claim 100% of the turnover tax effectively paid as an income tax credit;

(iv)	increasing the carry forward period of profits subject to taxation at the corporate level exceeding the profits recorded in the company’s accounting records in the same year, from 5 to 10 years for taxpayers engaged in concession and public-private agreements;

(v)	establishing a new normalization tax (i.e., tax amnesty) applicable to income taxpayers that did not declare certain assets or claimed non-existent liabilities for tax purposes, taxing such amounts at a rate of 17%, as of January 1, 2022.; and

(vi)	eliminating the value added tax (“VAT”) exclusion for imports of goods with a value of $200 or less that enter Colombia through postal services. The exclusion, however, continues for imports from countries with which Colombia has signed a free trade agreement, by virtue of which the non-collection of VAT has been expressly agreed. For imports from countries with a free trade agreement with Colombia, the exclusion will not apply if the imports are for commercial purposes.

We are evaluating the potential impact of the 2021 Colombia Tax Reform on our business, financial condition and results of operations. We cannot anticipate the impact that the 2021 Colombia Tax Reform may have, nor the measures that could be adopted by the current administration in order to meet its financial obligations, which might negatively affect Colombian’s economy and, in turn, our business, financial condition and results of operations.

Quality Assurance

We are committed to ensuring and maintaining the highest standard of regulatory compliance while providing high quality products to our customers. To meet these commitments, we have developed and implemented a company-wide quality management system. We have approximately 640 employees focusing on quality and regulatory compliance. Our senior management team is actively involved in setting quality policies and standards, as well as managing internal and external quality performance. Our quality assurance department provides quality leadership and supervises our quality systems programs. An internal audit program monitors compliance with applicable regulations, standards, and internal policies. In addition, our facilities are subject to periodic inspection by the INVIMA, ANVISA, the FDA, and other equivalent local, state, and foreign regulatory authorities, as applicable, as well as IFC. All INVIMA, ANVISA, FDA and other regulatory inspectional observations have been resolved or are on track to be completed at the prescribed timeframe provided in commitments to the applicable agency in all material respects. We believe that our operations are in compliance in all material respects with the regulations under which our facilities are governed.

Environmental Matters

Our operations are subject to a variety of environmental, health, and safety laws and regulations, including those of the Colombian Ministry of Environment and Sustainable Development (Ministerio de Ambiente y Desarrollo Sostenible), the Brazilian Institute of the Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), and equivalent state, local, and national regulatory agencies in each of the jurisdictions in which we operate. These laws and regulations govern, among other things, air emissions, wastewater discharges, the use, handling, and disposal of hazardous substances and wastes, soil and groundwater contamination, and employee health and safety. Our manufacturing facilities use, in varying degrees, hazardous substances in their processes. We believe that our operations are in compliance in all material respects with the environment, health, and safety regulations applicable to our facilities. Additionally, we are required to comply with IFC’s Performance Standards on Social & Environmental Sustainability, among other requirements. For more information, see “— Corporate Responsibilities and Environmental, Social, and Governance (ESG)”.

C. ORGANIZATIONAL STRUCTURE

The following diagram reflects a simplified summary of our organizational structure as of April 28, 2022:

(1)	The diagram above only shows selected subsidiaries of Procaps.

We do not have any established branches. For a complete list of the Company’s subsidiaries, see Exhibit 8.1 to this annual report.

Item 4A. UNRESOLVED SEC STAFF COMMENTS

The Company has no unresolved comments from the staff of the SEC with respect to its periodic reports under the Exchange Act.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our discussion and analysis of our results of operations and financial condition are based upon our Annual Audited Consolidated Financial Statements, which have been prepared in accordance with IFRS. Our operating and financial review and prospects should be read in conjunction with our Annual Audited Consolidated Financial Statements, the accompanying notes thereto and other financial information appearing elsewhere in this annual report.

A. Operating Results

Overview

Founded in 1977 by the Minski family, we are a leading integrated international healthcare and pharmaceutical company that develops pharmaceutical and nutraceutical solutions, medicines and hospital supplies. Our customers are located in over 50 countries, in six out of the seven continents, and we have a direct presence in 13 countries in the Americas and over 4,900 employees working under our sustainable model. We develop, manufacture and market OTC and Rx pharmaceutical products, nutritional supplements and clinical solutions.

Our business model focuses on four strategic cornerstones to drive growth. First, we have state-of-the-art manufacturing capabilities that allow us to provide innovative delivery technologies. Our corporate culture focuses on innovation and R&D, which has enabled us to offer extensive scientific expertise with more than 305 scientists, technicians and skilled personnel and over 500 formulations as of December 31, 2021, allowing us to develop an average of over 150 new products, including more than 50 first time launch products, per year over the last three years. Second, our regional footprint and vertical integration enables organic growth opportunities and synergies. We currently operate six manufacturing facilities in Latin America, including the first FDA-approved pharmaceutical plant in South America and Central America, and sell and distribute products to over fifty distinct markets. Additionally, on December 31, 2021, we acquired an FDA approved 86,000 square feet pharmaceutical production facility located in West Palm Beach, Florida from Strides Pharma, Inc., our first US-based Softgel production facility and R&D center, which is expected to begin operations in May 2022. Third, our Rx and OTC pharmaceutical product portfolio is driven by our proprietary delivery systems, allowing us to focus on the development and sale of high-growth and premium pharmaceutical products which we believe are subject to less pricing pressures when compared to more generic pharmaceutical products. Finally, we have an extensive track record of developing new businesses and growing via mergers and acquisitions, which is evidenced by the development of one of our in-house business incubations, Diabetrics, which took place in 2015, and several successful acquisitions throughout Latin America (including the acquisitions of Rymco S.A., Laboratorios Lopez and Biokemical S.A. de C.V.) which took place between 2012 and 2016. On September 29, 2021, we consummated the Business Combination with Union, which resulted in our Ordinary Shares and warrants being listed on the Nasdaq Global Market on September 30, 2021 under the symbols “PROC” and “PROCW”, respectively.

We are primarily engaged in developing, producing and marketing pharmaceutical solutions and our operations consist of the following five business segments: NextGel, Procaps Colombia, Central America North (“CAN”), Central America South and the Andean Region (“CASAND”) and Diabetrics. These segments operate in both the B-to-B and the B-to-C market.

Business Segments

NextGel

Our NextGel business segment, operated under our Softigel brand, is the iCDMO arm of Procaps which offers services specializing in Softgel and operates globally in the B-to-B market, more specifically in Brazil, Colombia and the United States. We are the top Softgel manufacturer in South and Central America and top five in the world in terms of Softgel production capacity, according to an independent third-party industry analysis report. The iCDMO agreements with our top-tier customers range from five to ten-year terms. Our NextGel business segment has 126 clients across more than 35 countries and the key products that we manufacture in this segment includes Softgel pharmaceutical products such as Advil, Apronax Liquidgels, multivitamins, Vitamin D and Dolex ActivGel.

Procaps Colombia, CAN and CASAND

These three business segments serve each of its respective regional B-to-C markets by offering the following key product lines/business units:

Rx Pharmaceutical Products

Our Rx product line comprises the Farma Procaps and the Clinical Specialties brands/business units.

Farma Procaps formulates, manufactures and markets branded prescription drugs. It represents a high growth portfolio that focuses on nine therapeutic areas (feminine care products, pain relief, skin care, digestive health, growth and development, cardiology, vision care, central nervous system and respiratory). As of December 31, 2021, Farma Procaps formulates and manufactures more than 465 products for over 200 brands.

Clinical Specialties is a leading provider of high-complexity care treatments to private institutions regionally. Its diverse product portfolio, including more than 150 products, and over 30 brands, targets various in-demand therapeutic areas and develops, manufactures and markets personal protective equipment, high-complexity drugs for hospital use such as antibiotic, blood clot, immunosuppressant, oncology and analgesics products.

OTC Product Line

Our OTC product line primarily consists of the VitalCare brand/business unit. VitalCare develops, manufactures and markets OTC consumer healthcare products through an extensive portfolio focused on over eight high-prevalence therapeutic areas (including gastrointestinal, skin care, cough and cold, analgesics, urological, and vitamin, minerals and supplements) at what we believe to be accessible and appealing price points and includes more than 150 brands. Our Colmed OTC product line, which is part of our VitalCare business unit, consists of products in the following categories: antibiotics, anti-infective, anti-parasitic, cardiovascular, feminine care, cutaneous antimycotic, pain killers, gastrointestinal, hormonals, metabolic, endocrine, nervous system, ophthalmic, osteoarticular, respiratory, diet supplements and vitamins and minerals.

We market and sell our OTC products in the following key regional markets: Bolivia, Colombia, Costa Rica, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Panama, Peru, and the United States.

Procaps Colombia primarily serves the Colombian market, CAN primarily serves the Honduras, Nicaragua, El Salvador, United States and Guatemala markets, and CASAND primarily serves the Panama, Costa Rica, Ecuador, Dominican Republic, Peru and Bolivia markets.

Diabetrics

With approximately 6% of the global population living with diabetes and 10% of global health expenditures spent on diabetes each year, we believe our Diabetrics business segment, which is comprised of our Diabetrics brand/business unit, is an attractive regional B-to-C diabetes-focused treatment and management platform that focuses primarily on the Colombian market. It has experienced significant growth since it began its operations in 2015. It has a unique business model when compared to our competitors, as it aims to cover the full spectrum of needs of patients with diabetes by providing products and services such as blood glucose meters, telemonitoring, Rx oral anti-diabetics products, cosmeceuticals (cosmetics that have medicinal properties for diabetic care), insulin delivery systems and other diabetes solutions.

The Business Combination

On March 31, 2021, Union, Crynssen, the Company and Merger Sub entered into the Business Combination Agreement, and subsequently amended the Business Combination Agreement on September 29, 2021. As a result of the transactions contemplated by the Business Combination Agreement, each of Union and Crynssen became direct wholly-owned subsidiaries of the Company and each Crynssen Shareholder and shareholder of Union were issued Ordinary Shares, and, in the case of IFC, Ordinary Shares and Redeemable B Shares.

Union also entered into separate Subscription Agreements, each dated March 31, 2021, with the PIPE Investors, pursuant to which, and subject to the terms and conditions thereto, the PIPE Investors collectively subscribed for an aggregate of 10,000,000 SPAC Ordinary Shares for an aggregate purchase price of $100,000,000. The PIPE investment was consummated immediately prior to the Closing of the Business Combination, and each SPAC Ordinary Share subscribed for by the PIPE Investors were exchanged for one Ordinary Share, substantially concurrently with the closing of the Business Combination.

On April 16, 2021, in connection with the vote to approve the amendment to the then current amended and restated articles of association of Union to extend the date by which Union was required to consummate its initial business combination from April 22, 2021 to October 22, 2021 , certain shareholders of Union exercised their right to redeem 6,446,836 SPAC Ordinary Shares for cash at a redemption price of approximately $10.07 per share, for an aggregate redemption amount of approximately $64.9 million.

Prior to the Closing, on September 22, 2021, in connection with the vote to approve the Business Combination and other related proposals, at Union’s extraordinary general meeting, certain shareholders of Union exercised their right to redeem 7,657,670 SPAC Ordinary Shares for cash at a redemption price of approximately $10.19 per share, for an aggregate redemption amount of approximately $78.0 million.

Additionally, on September 29, 2021, the Sponsors entered into the Share Forfeiture Agreement, pursuant to which, the Sponsors forfeited a combined 700,000 SPAC Ordinary Shares prior to the consummation of the Business Combination.

For a description of the Business Combination, see under the heading “Certain Conventions––The Business Combination” in this annual report.

Going Concern Update

Previously, we had identified certain conditions and events that our management considered in the aggregate, to result in substantial doubt about our ability to continue as a going concern, including having negative equity of $254.7 million as of December 31, 2020. However, as a result of the reverse reorganization following the Business Combination with Union on September 29, 2021, we had a net “capital contribution” through the net assets obtained from Union and the termination of the put options with IFC and Hoche, resulting in total negative equity of $38.3 million as of December 31, 2021. The negative equity balance as of December 31, 2021 is primarily driven by the classification of the Ordinary Shares held in escrow pursuant to the terms of the Transaction Support Agreement and the related escrow agreements as a financial liability and does not impact our future operations.

Additionally, as of December 31, 2021, we reported positive working capital of $110.1 million, compared to a deficit of $54.9 million as of December 31, 2020. Furthermore, as a result of the Business Combination, we had cash inflow of approximately $160.0 million, of which $72.1 million was still on hand as of December 31, 2021, compared to $4.2 million as of December 31, 2020. Currently, we maintain uncommitted financing lines, which we believe, together with the expected internal generation of funds, will allow us to finance our growth and working capital needs for the next twelve months. Additionally, we improved our funding conditions, through the issuance of the Senior Notes, the proceeds of which were primarily used to repay certain existing indebtedness (approximately $102 million), resulting in a significant reduction in financing rates (from a 9% average to 4.75% in U.S. dollars), and an amortization schedule of five annual equal payments commencing on the sixth anniversary of the closing.

Based on the above, management believes that our cash position, together with forecasted results, cash flow from operating activities, available debt financing arrangements and financial support from our shareholders as a result of the Company entering the capital markets and listing on the Nasdaq, we will be able to meet our anticipated cash needs for working capital, capital expenditures and general and administrative expenses for at least the next twelve months.

For more information, see Note 2.1 to our Annual Audited Consolidated Financial Statements, included elsewhere in this annual report.

Restatement of Previously Issued Financial Statements

As described in more detail under the heading “Certain Conventions ––Restatement of Previously Issued Financial Statements” in this annual report and in Note 2.4 to the Audited Consolidated Financial Statements, included elsewhere in this annual report, the Company, in consultation with its Audit Committee and its principal external auditor, determined that we will be required to restate our consolidated financial statements as of and for the years ended December 31, 2020 and 2019. The restatement is related to the revised classification of certain factoring and reverse factoring arrangements previously classified as part of Trade and other payables (current) into Borrowings (current). The impact of the restatement is reflected in our balance sheet as of December 31, 2020 and 2019 included in Item 3.A under the heading “Selected Financial Data” in this annual report and our statement of cash flow for the year ended December 31, 2020 and 2019 included under the heading “Liquidity and Capital Resources” below.

Results of Operations

Comparison of the years ended December 31, 2021 and December 31, 2020

The following table sets forth historical operating results for the periods indicated, which were not impacted by the restatement described above:

	For the year ended December 31,		Increase/(Decrease)		For the year ended December 31,		Constant Currency Increase/(Decrease)
	2021	2020	$ Change	% Change	2021 - Constant Currency Adjustment(2)	2021 - Constant Currency Basis(2)	$ Change	% Change
	(in thousands of U.S. dollars except percentages)
Revenue	409,742	331,467	78,275	23.6%	6,641	416,383	84,916	25.6%
Cost of sales	(174,029)	(140,153)	(33,876)	24.2%	(4,224)	(178,253)	(38,100)	27.2%
Gross profit	235,713	191,314	44,399	23.2%	2,417	238,130	46,816	24.5%

Sales and marketing expenses	(83,057)	(69,629)	(13,428)	19.3%	(817)	(83,874)	(14,245)	20.5%
Administrative expenses	(82,187)	(58,631)	(23,556)	40.2%	(959)	(83,146)	(24,515)	41.8%
Finance expenses, net	(78,636)	(54,489)	(24,147)	44.3%
Other expenses, net	(78,991)	(7,716)	(71,275)	923.7%
(Loss)/Income before tax	(87,158)	849	(88,007)	10,366.0%
Income tax expense	(13,705)	(11,296)	(2,409)	21.3%
Loss for the year	(100,863)	(10,447)	(90,416)	865.5%
Adjusted EBITDA(1)	99,678	84,619	15,059	17.8%	706	100,384	15,765	18.6%
Contribution Margin(1)	152,656	121,685	30,971	25.5%	1,600	154,256	32,571	26.8%

(1)	Contribution Margin and Adjusted EBITDA are non-IFRS measures. We include these metrics as supplemental disclosures because we believe they are useful indicators of our operating performance. Contribution Margin and Adjusted EBITDA are well recognized performance measures in the pharmaceutical industry that are frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. However, because Contribution Margin and Adjusted EBITDA are non-IFRS measures and their calculation is not determined in accordance with IFRS, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, our calculation of Contribution Margin and Adjusted EBITDA as presented may not be directly comparable to similarly titled measures by other companies. For more information on Contribution Margin, Adjusted EBITDA and other non-IFRS financial measures, please see below under the heading “— Non-IFRS Financial Measures” in this annual report.

(2)	As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We calculate constant currency by calculating year-end period results (year ended December 31, 2021) using prior-period (year ended December 31, 2020) foreign currency exchange rates. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS. For more information on constant currency adjustments, please see below under the heading “— Non-IFRS Financial Measures” in this annual report.

Revenue

Procaps recognizes revenue from the sale of pharmaceutical products and licensing revenue. Revenue increased by $78.3 million, or 23.6%, from $331.5 million for the year ended December 31, 2020 to $409.7 million for 2021. On a constant currency basis, revenue increased by $84.92 million, or 25.6%, from $331.5 million for the year ended December 31, 2020 to $416.4 million for the year ended December 31, 2021.

The increase in revenue for the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily due to an increase in demand for our products and services across all strategic business segments (Procaps Colombia, NextGel, CAN, CASAND and Diabetrics), including (i) an increase of approximately $60.7 million in sales from existing brands in several therapeutic categories, such as gastrointestinal, respiratory, anesthetics and wellness products, among others, and (ii) an increase in revenue from the sales of new products of approximately $17.6 million, or 22.3%, from $78.7 million for the year ended December 31, 2020 to $96.3 million for the year ended December 31, 2021 amounting to 23.5% of total revenue for the year ended December 31, 2021.

Cost of sales and gross profit

The cost of sales represents the direct costs of producing the goods sold by Procaps, such as cost of the materials and labor directly used to create the goods. Gross profit is revenue less cost of sales.

Cost of sales increased by $33.9 million, or 24.2%, from $140.2 million for the year ended December 31, 2020 to $174.0 million for the year ended December 31, 2021. Gross profit increased by $44.4 million, or 23.2%, from $191.3 million for the year ended December 31, 2020 to $235.7 million for the year ended December 31, 2021.

On a constant currency basis, cost of sales increased by $38.1 million, or 27.2%, from $140.2 million for the year ended December 31, 2020 to $178.3 million for the year ended December 31, 2021. Gross profit increased by $46.8 million, or 24.5%, from $191.3 million for the year ended December 31, 2020 to $238.1 million for the year ended December 31, 2021.

The increase in cost of sales for the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily due to the strong increase in the volume of products sold as described in the “Revenue” section above.

The increase in gross profit for the year ended December 31, 2021 compared to the year ended December 31, 2020 was also primarily attributable to strong increase in our sales volume of products sold as described above.

Sales and marketing expenses

Sales and marketing expenses include primarily expenses incurred for promotional activities, such as marketing expenses, sales force and logistics expenses. Sales and marketing expenses increased by $13.4 million, or 19.3%, from $69.6 million for the year ended December 31, 2020, which represents approximately 21.0% of revenue for the year ended December 31, 2020, to $83.1 million for the year ended December 31, 2021, which represents approximately 20.3% of the revenue for the year ended December 31, 2021. On a constant currency basis, sales and marketing expenses increased by $14.2 million, or 20.5%, from $69.6 million for the year ended December 31, 2020 to $83.9 million for the year ended December 31, 2021.

The increase in sales and marketing expenses for the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily due to the increase in expenditures in the amount of $12.1 million related to advertising and marketing activities, and an increase in expenses related to in-person sales events and travel, which returned as the COVID-19 pandemic situation improved worldwide and travel and gathering restrictions were eased, permitting such events and activities.

Administrative expenses

Administrative expenses include costs incurred for administrative and certain corporate departments, such as payroll, power and utilities, and certain legal and professional expenses. Administrative expenses increased by $23.6 million, or 40.2%, from $58.6 million for the year ended December 31, 2020 to $82.2 million for the year ended December 31, 2021. On a constant currency basis, administrative expenses increased by $24.5 million, or 41.8%, from $58.6 million for the year ended December 31, 2020 to $83.1 million for the year ended December 31, 2021.

The increase in administrative expenses for the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily due to (i) the transaction expenses incurred in connection with the Business Combination which amounted to $10.2 million for the year ended December 31, 2021, (ii) an increase in expenditures related to employee safety in connection with the COVID-19 pandemic, such as transportation, personal protection equipment, COVID-19 testing for employees, vaccination, among other expenditures, in the amount of $3.8 million, (iii) an increase in travel expenses as most countries relaxed lockdowns and travel restrictions as the situation surrounding the COVID-19 pandemic has gradually improved during the year ended December 31, 2021, and (iv) an increase in costs and other expenses to accommodate new, emerging roles within the administrative and finance departments of the Company as a result of our growth and becoming a publicly listed company on the Nasdaq. In addition, certain of our departments have also initiated a plan to return to work at our facilities, which has also contributed to the increase in administrative expenses.

Finance expenses, net

Finance expenses, net include certain banking expenses and bank fees, financing interest expenses, interest recognized on the financial liabilities associated with certain put options held by IFC and Hoche, and a one-time loss on the termination of such put options. On the Closing of the Business Combination, the IFC Put Option Agreement and the Hoche Put Option Agreement (both as defined below) were cancelled as part of the Business Combination in exchange for a portion of the Ordinary Shares issued to IFC and Hoche, respectively, in the Exchange. The one-time loss on termination of the Hoche put option in the amount of $35.9 million, aligns the carrying value of such put option on the termination date to the fair value of the Ordinary Shares issued.

Finance expenses, net increased by $24.1 million, or 44.3%, from $54.5 million for the year ended December 31, 2020 to $78.6 million for the year ended December 31, 2021. The increase in finance expenses, net was primarily due to the increase of the one-time extinguishment loss of the Hoche put option in the amount of $35.9 million. The increase was partially offset by (i) a decrease of approximately $3.8 million, or 14.0%, in interest expenses related to the put options financial liabilities, from $27.3 million for the year ended December 31, 2020 to $23.5 million for the year ended December 31, 2021, and (ii) a net fair value gain related to warrants liabilities and shares held in escrow.

Other expenses, net

Other expenses, net include: (i) currency exchange rate differences, (ii) economic emergency contribution expenses, (iii) fines, penalties, and assumed taxes, (iv) donations, (v) listing expenses, (vi) the change in the fair value of the warrant liability, and (vii) other expenses.

Other expenses increased by $71.3 million, or 923.7%, from $7.7 million for the year ended December 31, 2020 to $79.0 million for the year ended December 31, 2021. The increase in other expenses was primarily due to the recording of non-cash listing expenses of $73.9 million associated with the deemed listing services received by Procaps from Union, which is the difference between the deemed costs of the Ordinary Shares issued by the Company to Union shareholders in connection with the Business Combination, in excess of the net assets obtained from Union.

Income tax expense

Income tax expense includes two components: (i) current tax and (ii) deferred tax. Current tax is calculated based on the tax rate of each jurisdiction. Deferred tax corresponds to the differences generated between the accounting figures and tax figures, which can result in a future income or expense.

Income tax expense increased by $2.4 million, or 21.3%, from $11.3 million for the year ended December 31, 2020 to $13.7 million for the year ended December 31, 2021. The increase in income tax expense was primarily due to (i) higher profits before taxes in some jurisdictions, and an increase in deferred tax liabilities due to the increase in the tax rate in Colombia, resulting in an increase in income tax expenses of approximately $1.7 million, and (ii) certain amendments to the tax returns of certain of our subsidiaries during the year ended December 31, 2021, resulting in $0.7 million in penalties and related nondeductible interest expenses, resulting in higher tax expenses recognized in the period.

Comparison of the Years Ended December 31, 2020 and December 31, 2019

The following table sets forth historical operating results for the periods indicated, which were not impacted by the restatement described above:

	For the year ended December 31		Increase/(Decrease)		For the year ended December 31		Constant Currency Increase/(Decrease)
	2020	2019	$ Change	% Change	2020 - Constant Currency Adjustment(2)	2020 - Constant Currency Basis(2)	$ Change	% Change
	(in thousands of U.S. dollars except percentages)
Revenue	331,467	324,792	6,675	2.1%	32,070	363,537	38,745	11.9%
Cost of sales	(140,153)	(142,294)	2,141	(1.5)%	(13,808)	(153,961)	(11,667)	8.2%
Gross profit	191,314	182,498	8,816	4.8%	18,262	209,576	27,078	14.8%

Sales and marketing expenses	(69,629)	(84,810)	15,181	(17.9)%	(5,362)	(74,991)	9,819	(11.6)%
Administrative expenses	(58,631)	(60,257)	1,626	(2.7)%	(5,759)	(64,390)	(4,133)	6.9%
Finance expenses, net	(54,489)	(42,983)	(11,506)	26.8%
Other expenses	(7,716)	(4,426)	(3,290)	74.3%
Income (loss) before tax	849	(9,978)	10,827	(108.5)%
Income tax expense	(11,296)	(7,035)	(4,261)	60.6%
Loss for the year	(10,447)	(17,013)	6,566	(38.6)%
Adjusted EBITDA(1)	84,619	59,136	25,483	43.1%	8,836	93,455	34,319	58.0%
Contribution Margin(1)	121,685	97,688	23,997	24.6%	12,900	134,585	36,897	37.8%

(1)	Contribution Margin and Adjusted EBITDA are non-IFRS measures. We include these metrics as supplemental disclosures because we believe they are useful indicators of our operating performance. Contribution Margin and Adjusted EBITDA are well recognized performance measures in the pharmaceutical industry that are frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. However, because Contribution Margin and Adjusted EBITDA are non-IFRS measures and their calculation is not determined in accordance with IFRS, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, our calculation of Contribution Margin and Adjusted EBITDA as presented may not be directly comparable to similarly titled measures by other companies. For more information on Contribution Margin, Adjusted EBITDA and other non-IFRS financial measures, please see below under the heading “— Non-IFRS Financial Measures” in this annual report.

(2)

As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We calculate constant currency by calculating year-end period results (year ended December 31, 2020) using prior-period (year ended December 31, 2019) foreign currency exchange rates. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS. Certain constant currency figures for the year ended December 31, 2020 have been updated to correct amounts reflected in the Company’s Registration Statement on Form F-1 (Registration No. 333-261366). For more information on constant currency adjustments, please see below under the heading “— Non-IFRS Financial Measures” in this annual report.

Revenue

Procaps recognizes revenue from the sale of pharmaceutical products and licensing revenue. Net revenue increased by $6.7 million, or 2.1%, from $324.8 million for the year ended December 31, 2019 to $331.5 million in December 31, 2020. On a constant currency basis, net revenue increased by $38.7 million, or 11.9%, from $324.8 million for the year ended December 31, 2019 to $363.5 million for the year ended December 31, 2020.

The increase in revenue in the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to the launch of certain new innovative products and the increase in demand for certain existing products due to promotional and marketing activities, as well as consumers’ increased health awareness.

Products such as Levothyroxine, Azithromycin, Esomeprazole and Deferon experienced increased sales, resulting in an increase in sales of $3.5 million from $8.7 million for the year ended December 31, 2019 to $12.2 million for the year ended December 31, 2020. Additionally, the sale of new products in our Diabetrics segment (primarily Preventia complex and Atovarol 80) increased sales revenue in the segment by $0.9 million in the year ended December 31, 2020 compared to the year ended December 31, 2019. Furthermore, the roll out of new products (such as Gestavid DHA, Ezolium and Clenox) in the CASAND region generated an additional $3.4 million in sales in the year ended December 31, 2020 compared to the year ended December 31, 2019. Also, our Funtrition product line increased its sales by approximately $7.0 million in the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily from an increase in sales of its gummies and probiotics line (including sleep, stress, focus, mood, turmeric and immunity gummies). The increase in sales of vitamin D in Brazil and Acetaminophen in Ecuador contributed to an increase in revenue of $3.2 million and $3.0 million, respectively, in the year ended December 31, 2020 compared to the year ended December 31, 2019.

The increase in revenue was partially offset by the revenues generated by our divestiture of certain product brands in 2019, which generated revenues of approximately $7.0 million for the year ended December 31, 2019, which did not occur in 2020 as we did not divest itself of any product brands that year, resulting in no revenue from product brand divestitures for the year ended December 31, 2020. Additionally, we have observed an increase in demand for our products due to our implementation of marketing strategies focused on adapting to mandatory lockdowns imposed by several countries, which prevented sales representatives from operating within hospitals and clinics, by increasing the promotional presence of our products through attractive pricing and increased investment in digital advertising, all of which enabled us to directly promote our products to the general public. We also initiated a strategy to more efficiently manage our sales to distributors to reduce such distributors’ inventory on hand (the “Trade Day Reduction Strategy”). The Trade Day Reduction Strategy has mainly been implemented by us in Colombia and the CASAND region. The strategy has decreased our revenue growth for the year ended December 31, 2020 but increased our bargaining power vis-a-vis distributors and reduced distributors’ bargained discount, resulting in improved product margins. The Trade Day Reduction Strategy reduced the distributors’ days of inventory on hand (i.e., “trade days”) by 33 days in CASAND and 25 days in Colombia.

Cost of sales and gross profit

The cost of sales represents the direct costs of producing the goods sold by Procaps, such as cost of the materials and labor directly used to create the goods. Gross profit is revenue less cost of sales.

Cost of sales decreased by $2.1 million, or 1.5%, from $142.3 million for the year ended December 31, 2019 to $140.2 million for the year ended December 31, 2020. Gross profit increased by $8.8 million, or 4.8%, from $182.5 million for the year ended December 31, 2019 to $191.3 million for the year ended December 31, 2020. On a constant currency basis, cost of sales increased by $11.7 million, or 8.2%, from $142.3 million for the year ended December 31, 2019 to $154.0 million for the year ended December 31, 2020. Gross profit increased by $27.1 million, or 14.8%, from $182.5 million for the year ended December 31, 2019 to $209.6 million for the year ended December 31, 2020.

The decrease in cost of sales in the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to the increase in efficiency as a result of certain strategic planning activities for Procaps. Strategic planning activities focused marketing and sales efforts on customers and products that have higher margins due to lower production costs, which decreased cost of sales by approximately $1.5 million in the year ended December 31, 2020 compared to the year ended December 31, 2019, Furthermore, we increased our production efficiencies through process automation and improvements in batch production management. For example, we started a project in our Northern Central America operations to standardize packaging for similar products that in turn reduces unit manufacturing costs and expenses. Optimized batch production management allows us to manufacture our products in increased batch sizes which in turn reduces per-unit production costs and resulted in a decrease in costs of approximately $2 million in the year ended December 31, 2020 compared to the year ended December 31, 2019.

We have also invested in certain technologies in our production plants that reduces cost of production, such as technology to shorten the drying time of gummies in our Funtrition product line, which is traditionally one of the more expensive processes for gummy production, resulting in an increase in production of approximately 255 tons in the year ended December 31, 2020 compared to the year ended December 31, 2019, and a decrease in costs and expenses associated with production of approximately $1.5 million in the year ended December 31, 2020 compared to the year ended December 31, 2019.

Sales and marketing expenses

Sales and marketing expenses include primarily expenses incurred for promotional activities, such as marketing expenses, sales force and logistics expenses. Sales and marketing expense decreased by $15.2 million, or 17.9%, from $84.8 million for the year ended December 31, 2019 to $69.6 million for the year ended December 31, 2020. On a constant currency basis, sales and marketing expense decreased by $9.8 million, or 11.6%, from $84.8 million for the year ended December 31, 2019 to $75.0 million for the year ended December 31, 2020.

The decrease in sales and marketing expenses in the year ended December 31, 2020 compared to the year ended December 31, 2019. was primarily due to the increase in usage of the digital marketing channels, which is a new trend in the market that is more cost effective than traditional advertising and promotional activities, and a decrease in usage of traditional advertising and promotional activities, resulting in a decrease in sales and marketing expense of approximately $3.5 million in the year ended December 31, 2020 compared to the year ended December 31, 2019. In the year ended December 31, 2020, we initiated a staggered process for migrating to a demand-generating digital scheme, achieving a reduction in the total investment amount needed to obtain certain market presence levels while continuing to expose the market to a wide range of product advertising. The use of digital marketing channels requires certain initial set-up costs and maintenance costs, however, our investment in digital marketing channels has allowed us to substantially reduce expenses, such as transportation and lodging, that are incurred for traditional non-digital advertising activities that would typically require in-person interaction. For example, virtual conferences organized by technical subjects and regions allow participants to participate without the need to travel, reducing costs and generating a better return on investment and marketing, and increasing attendance.

Administrative expenses

Administrative expenses include costs incurred for administrative and certain corporate departments, such as payroll, power and utilities, and certain legal and professional expenses. Administrative expenses decreased by $1.6 million, or 2.7%, from $60.3 million for the year ended December 31, 2019 to $58.6 million for the year ended December 31, 2020.

The decrease in administrative expenses in the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to the reduction in expenses due to less business travel and associated lodging and the reduction in office and utility expenses due to some of our employees working from home as a result of the COVID-19 pandemic, which is anticipated to be an ongoing trend even after the pandemic. The decrease in administrative expenses was partially offset by certain administrative expenses that were incurred as a result of the COVID-19 pandemic, such as expenses incurred for safety precautions during the pandemic to maintain a safe work and production environment for our employees and expenses incurred for certain logistic arrangements to minimize our employees’ exposure to COVID-19 through arranging transportation from home to work, lodgings, face masks and PPE, all of which resulted in an increase in administrative expenses of approximately $5 million in the year ended December 31, 2020 compared to the year ended December 31, 2019.

Finance expenses, net

Finance expenses, net includes certain banking expenses and bank fees, financing interest expenses and interest recognized on the financial liabilities associated with certain put options held by IFC and Hoche and the underlying financial instruments. Finance expenses, net increased by $11.5 million, or 26.8%, from $43.0 million for the year ended December 31, 2019 to $54.5 million for the year ended December 31, 2020. The increase in finance expenses, net was primarily due to the increase in interest recognized for the put options financial liabilities, which resulted in increased finance expenses of approximately $11.2 million from $10.8 million for the year ended December 31, 2019 to $22.0 million for the year ended December 31, 2020. The put options held by IFC and Hoche were cancelled upon the Closing of the Business Combination as described above, and these associated finance expenses will no longer be incurred. Excluding the finance expenses associated with the put options, finance expenses increased by $0.3 million from $32.2 million for the year ended December 31, 2019 to $32.5 million for the year ended December 31, 2020.

Income tax expense

Income tax expense includes two components: (i) current tax and (ii) deferred tax. The current tax is calculated based on the tax rate of each jurisdiction. The deferred tax corresponds to the differences generated between the accounting figures and tax figures, which can result as a future income or expense.

Income tax expense increased by $4.3 million, or 60.6%, from $7.0 million for the year ended December 31, 2019 to $11.3 million for the year ended December 31, 2020. The increase in income tax expense was primarily due to the increase in tax expenses due to the increase in profit before taxes (excluding the interest recognized on the financial liabilities associated with the Hoche and IFC put options) from a loss of $5.3 million for the year ended December 31, 2019 to an income before taxes of $15.0 million for the year ended December 31, 2020. The increase was offset by the increase in tax benefits of $1.2 million due to certain R&D activities, and the increase in deductions from Colombia’s Industry and Commerce Tax (Impuesto de Industria, Comercio, Avisos y Tableros) of $0.6 million.

Results by Segments After Inter-Segment Elimination, Excluding Corporate for the years ended December 31, 2021 and December 31, 2020

	Reportable segments
Results for the year ended December 31, 2021	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics
	(in thousands of U.S. dollars)
Revenue	120,827	155,327	50,937	53,956	28,695
Gross profit	64,879	81,165	33,869	43,236	12,564
Contribution Margin	54,106	51,921	18,536	21,703	6,848

Constant currency basis
Revenue	123,681	157,890	51,658	54,027	29,081
Gross profit	65,951	81,956	34,205	43,264	12,720
Contribution Margin	54,528	52,025	18,742	21,713	6,923

	Reportable segments
Results for the year ended December 31, 2020(1)	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics
	(in thousands of U.S. dollars)
Revenue	105,979	114,895	45,613	38,556	22,789
Gross profit	57,577	63,303	29,606	27,331	9,863
Contribution Margin	46,889	42,231	15,521	9,814	5,487

	Reportable segments
Comparison of results for the years ended December 31, 2021 and 2020(1)	NextGel	Procaps Colombia	CAN	CASAND	Diabetics
	(in thousands of U.S. dollars)
Revenue	14,848	40,432	5,324	15,400	5,906
Gross profit	7,302	17,862	4,263	15,905	2,701
Contribution Margin	7,217	9,690	3,015	11,889	1,361

Constant currency basis
Revenue	17,702	42,995	6,045	15,471	6,292
Gross profit	8,374	18,653	4,599	15,934	2,857
Contribution Margin	7,639	9,794	3,221	11,900	1,436

(1)	During the year ended December 31, 2021, we changed our methodology for calculating our internal measurement of segment profit and loss. We revised how cost of goods sold is measured in our businesses segments by revising the allocation of standard cost inventory variances. As a result of such changes, the segment results for the year ended December 31, 2020 have been recast to conform with the new methodology adopted for the year ended December 31, 2021. This change did not have any impact on our consolidated results of operations, EBITDA or Adjusted EBITDA for the year ended December 31, 2020. For further information, see Note 8 “Segment reporting” to the Annual Audited Consolidated Financial Statements included elsewhere in this annual report.

NextGel

Revenue of the NextGel segment increased by $14.8 million, or 14.0%, from $106.0 million for the year ended December 31, 2020 to $120.8 million for the year ended December 31, 2021, primarily as a result of (i) an increase in sales in our Funtrition (gummies) product line of approximately $8.8 million due to increased demand for our immunity gummies and probiotics product lines, the launch of new products such as Kids Multi Pro and an increase in the numbers of product portfolio offered to important clients such as Olly, Amway, and Trace among others, and (ii) an increase in sales of approximately $6.0 million of our iCDMO products such as Advil and Dronabinol, as well as an increase in sales in Brazil primarily due to the launch of new products in the country.

Gross profit of the NextGel segment increased by $7.3 million, or 12.7%, from $57.6 million for the year ended December 31, 2020 to $64.9 million for the year ended December 31, 2021, primarily driven by the increase in sales volume and partially offset by changes in our portfolio product mix.

Contribution Margin of the NextGel segment increased by $7.2 million, or 15.4%, from $46.9 million for the year ended December 31, 2020, to $54.1 million for the year ended December 31, 2021, primarily as a result of the increase in sales volume described above and better management of our sales and marketing expenses.

On a constant currency basis, revenue attributable to the NextGel segment increased by $17.7 million, or 16.7%, from $106.0 million for the year ended December 31, 2020 to $123.7 million for the year ended December 31, 2021. Gross profit attributable to the NextGel segment increased by $8.4 million, or 14.5%, from $57.6 million for the year ended December 31, 2020 to $66.0 million for the year ended December 31, 2021, and Contribution Margin attributable to the NextGel segment increased by $7.6 million, or 16.3%, from $46.9 million gain for the year ended December 31, 2020 to $54.5 million loss for the year ended December 31, 2021.

Procaps Colombia

Revenue of the Procaps Colombia segment increased by $40.4 million, or 35.2%, from $114.9 million for the year ended December 31, 2020 to $155.3 million for the year ended December 31, 2021, primarily as a result of (i) increased demand for existing Rx and OTC products resulting in an increase in sales of approximately $21.7 million, including $8.2 million from Clenox, $2.9 million from Tracurion, and $1.6 million from B-Vit, among other existing brands, and (ii) an increase of approximately $18.7 million in sales from new products, which includes $3.9 million in sales from new products launched during 2021, such as Minoxidil and Maball.

Gross profit of the Procaps Colombia segment increased by $17.9 million, or 28.3%, from $63.3 million for the year ended December 31, 2020 to $81.2 million for the year ended December 31, 2021, primarily as a result of the increase in sales volume as described above which was partially offset by a change in the product portfolio mix sold.

Contribution Margin of the Procaps Colombia segment increased by $9.7 million, or 23.0%, from $42.2 million for the year ended December 31, 2020 to $51.9 million for the year ended December 31, 2021, as a result of the increase in sales as described above, which was partially offset by an increase in sales and marketing expenses and a change in the product portfolio mix sold.

On a constant currency basis, revenue attributable to Procaps Colombia increased by $43.0 million, or 37.4%, from $114.9 million for the year ended December 31, 2020 to $157.9 million for the year ended December 31, 2021, gross profit attributable to Procaps Colombia increased by $18.7 million, or 29.5%, from $63.3 million for the year ended December 31, 2020 to $82.0 million for the year ended December 31, 2021, and Contribution Margin attributable to Procaps Colombia increased by $9.8 million, or 23.3%, from $42.2 million for the year ended December 31, 2020 to $52.0 million for the year ended December 31, 2021.

CAN

Revenue of the CAN segment increased by $5.3 million, or 11.6%, from $45.6 million for the year ended December 31, 2020 to $50.9 million for the year ended December 31, 2021, due to (i) an increase of approximately $4.2 million in sales of existing brands and new products launched in 2019 and 2020, which includes an increase of approximately $1.8 million in sales from Testiton and $1.5 million in sales from Artribion, among other products, and (ii) an increase of approximately $1.1 million in sales of new products launched during 2021, such as Glucoquick, Dolantag and Alercet.

Gross profit of the CAN segment increased by $4.3 million, or 14.5%, from $29.6 million for the year ended December 31, 2020 to $33.9 million for the year ended December 31, 2021, primarily as a result of (i) an increase in the revenue described above, (ii) greater inventory turnover of Farma Procaps products, which yielded a higher margin sales mix as compared to the year ended December 31, 2020 and (iii) increased production efficiencies through process automation and improvement in batch production management in our El Salvador facilities by standardizing packaging for similar products, reducing unit manufacturing costs and expenses, and eliminating import tariff duties for most products imported from Colombia.

Contribution Margin of the CAN segment increased by $3.0 million, or 19.4%, from $15.5 million for the year ended December 31, 2020 to $18.5 million for the year ended December 31, 2021, as a result of the increase in gross profit described above and a better management of sales and marketing expenses.

On a constant currency basis, revenue attributable to the CAN segment increased by $6.1 million, or 13.3%, from $45.6 million for the year ended December 31, 2020 to $51.7 million for the year ended December 31, 2021, gross profit attributable to the CAN segment increased by $4.6 million, or 15.6%, from $29.6 million for the year ended December 31, 2020 to $34.2 million for the year ended December 31, 2021, and Contribution Margin attributable to the CAN segment increased by $3.2 million, or 20.9%, from $15.5 million for the year ended December 31, 2020 to $18.7 million for the year ended December 31, 2021.

CASAND

Revenue of the CASAND segment increased by $15.4 million, or 39.9%, from $38.6 million for the year ended December 31, 2020 to $54.0 million for the year ended December 31, 2021, primarily as a result of (i) an increase of approximately $10.5 million in sales of existing brands and new products launched in 2019 and 2020, (ii) an increase of approximately $2.8 million in sales of new products launched during 2021, such as Tapectam, Ezolium, Cuticlin and Vitybelle, (iii) an increase in sales of approximately $1.6 million as a result of successful negotiations with distributors in the Dominican Republic which expanded our business with new product launches and higher profitability in the country, and (iv) an increase in revenue of approximately $0.5 million as a result of an increase in prices.

Gross profit of the CASAND segment increased by $15.9 million, or 58.2%, from $27.3 million for the year ended December 31, 2020 to $43.2 million for the year ended December 31, 2021, primarily as a result of the increase in sales explained above, and successful price negotiations with distributors.

Contribution Margin of the CASAND segment increased by $11.9 million, or 121.4%, from $9.8 million for the year ended December 31, 2020 to $21.7 million for the year ended December 31, 2021, primarily as a result of (i) the increase in revenue and gross profit described above, and (ii) our investment in product launches and digital marketing during the year ended December 31, 2020, which started ramping up during the year ended December 31, 2021, which resulted in decreasing sales and marketing expenses while strengthening our sales for the year ended December 31, 2021.

On a constant currency basis, revenue attributable to the CASAND segment increased by $15.4 million, or 40.0%, from $38.6 million for the year ended December 31, 2020 to $54.0 million for the year ended December 31, 2021, gross profit attributable to the CASAND segment increased by $16.0 million, or 58.5%, from $27.3 million for the year ended December 31, 2020 to $43.3 million for the year ended December 31, 2021, and Contribution Margin attributable to the CASAND segment increased by $11.9 million, or 121.6%, from $9.8 million for the year ended December 31, 2020 to $21.7 million for the year ended December 31, 2021.

Diabetrics

Revenue of the Diabetrics segment increased by $5.9 million, or 25.9%, from $22.8 million for the year ended December 31, 2020 to $28.7 million for the year ended December 31, 2021, primarily as a result of the increase in the demand for our product portfolio as a result of the expansion of our products offering in this segment to a more complete diabetes solution focus. In particular, demand for blood glucose meters, Rx, oral antidiabetic medicine and insulin in the form of Glargine,a new product launched during the year ended December 31, 2021, continue to be our focus and were the largest growth areas for our Diabetrics segment, enabling us to work with Entidad Promotora de Salud, one of the largest government sponsored health insurance available in Colombia, and reach more patients during the year ended December 31, 2021. Additionally, we launched diabetes therapeutic solutions and medical devices in El Salvador in April 2021, which contributed to our increased sales for the year ended December 31, 2021.

Gross profit of the Diabetrics segment increased by $2.7 million, or 27.3%, from $9.9 million for the year ended December 31, 2020, to $12.6 million for the year ended December 31, 2021, primarily as a result of a shift in sales to a more profitable product portfolio mix focused on Rx products, which was partially offset by a devaluation of the Colombian peso of approximately 15% which we were able to mitigate due to the efficiencies we were able to generate.

Contribution Margin of the Diabetrics segment increased by $1.3 million, or 23.6%, from $5.5 million for the year ended December 31, 2020 to $6.8 million for the year ended December 31, 2021, primarily as a result of the increase in revenue and the shift to a more profitable product mix described above, which was partially offset by the increase in sales and marketing expenses due to such activities gradually returning to pre-pandemic levels, as well as the launching of our new insulin product Insulin Glargine (Glaritus).

On a constant currency basis, revenue attributable to the Diabetrics segment increased by $6.3 million, or 27.5%, from $22.8 million for the year ended December 31, 2020 to $29.1 million for the year ended December 31, 2021, gross profit attributable to the Diabetrics segment increased by $2.8 million, or 28.5%, from $9.9 million for the year ended December 31, 2020 to $12.7 million for the year ended December 31, 2021, and Contribution Margin attributable to the Diabetrics segment increased by $1.4 million, or 25.9%, from $5.5 million for the year ended December 31, 2020 to $6.9 million for the year ended December 31, 2021.

Results by Segments After Inter-Segment Elimination Excluding Corporate for the years ended December 31, 2020 and December 31, 2019

	Reportable segments
Results for the year ended December 31, 2020(1)	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics
	(in thousands of U.S. dollars)
Revenue	105,979	114,895	45,613	38,556	22,789
Gross profit	57,577	63,303	29,606	27,331	9,863
Contribution Margin	46,889	42,231	15,521	9,814	5,487

Constant currency basis(2)
Revenue	120,250	129,331	45,996	39,028	25,653
Gross profit	65,028	72,199	30,045	27,927	11,098
Contribution Margin	53,007	48,480	15,527	10,366	6,172

	Reportable segments
Results for the year ended December 31, 2019(1)	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics
	(in thousands of U.S. dollars)
Revenue	97,289	120,112	49,679	40,061	22,228
Gross profit	50,328	66,482	32,256	28,300	9,711
Contribution Margin	39,196	37,420	17,002	10,422	4,846

	Reportable segments
Comparison of results for the years ended December 31, 2020 and 2019(1)	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics
	(in thousands of U.S. dollars)
Revenue	8,690	(5,217)	(4,066)	(1,505)	561
Gross profit	7,249	(3,179)	(2,650)	(969)	151
Contribution Margin	7,693	4,811	(1,481)	(609)	640

Constant currency basis(2)
Revenue	22,961	9,219	(3,683)	(1,033)	3,425
Gross profit	14,700	5,717	(2,210)	(372)	1,387
Contribution Margin	13,811	11,060	(1,474)	(56)	1,326

(1)	During the year ended December 31, 2021, we changed our methodology for calculating our internal measurement of segment profit and loss. We revised how cost of goods sold is measured in our businesses segments by revising the allocation of standard cost inventory variances. As a result of such changes, the segment results for the years ended December 31, 2020 and 2019 have been recast to conform with the new methodology adopted for the year ended December 31, 2021. This change did not have any impact on our consolidated results of operations, EBITDA or Adjusted EBITDA for the years ended December 31, 2020 and 2019. For further information, see Note 8 “Segment reporting” to the Annual Audited Consolidated Financial Statements included elsewhere in this annual report.

(2)	Certain constant currency figures for the year ended December 31, 2020 have been updated to correct amounts reflected in the Company’s Registration Statement on Form F-1 (Registration No. 333-261366).

NextGel

Revenue of the NextGel segment increased by $8.7 million, or 8.9%, from $97.3 million for the year ended December 31, 2019 to $106.0 million for the year ended December 31, 2020, primarily as a result of an increase in revenue attributable to Procaps Funtrition product line of approximately $7 million in the year ended December 31, 2020 compared to the year ended December 31, 2019. The vitamin D supplement iCDMO product was launched in Brazil, resulting in an increase in sales of approximately $3.2 million in the year ended December 31, 2020 compared to the year ended December 31, 2019. Production capacity was also expanded as a result of the increase in market opportunities. In addition, certain new analgesic products, such as Acetaminophen and Naproxen, were launched in Ecuador and Australia, resulting in an increase in revenue of approximately $3.0 million in the year ended December 31, 2020 compared to the year ended December 31, 2019.

Gross profit of the NextGel segment increased by $7.3 million, or 14.5%, from $50.3 million for the year ended December 31, 2019 to $57.6 million for the year ended December 31, 2020, primarily as a result of the increase in revenues described above and certain investments in new technology to shorten the drying time of gummies in our Funtrition product line, which is traditionally one of the more expensive processes for gummy production, resulting in a decrease in costs and expenses associated with production of approximately $1.5 million in the year ended December 31, 2020 compared to the year ended December 31, 2019.

Contribution Margin of the NextGel segment increased by $7.7 million, or 19.6%, from $39.2 million for the year ended December 31, 2019 to $46.9 for the year ended December 31, 2020, primarily as a result of the increase in gross profit that was discussion above and our successful transition to increase digital marketing discussed above in “——Results of Operations” that resulted in a decrease in selling expenses of approximately $1.0 million in the year ended December 31, 2020 compared to the year ended December 31, 2019.

On a constant currency basis, net revenue attributable to the NextGel segment increased by $23.0 million, or 23.6%, from $97.3 million for the year ended December 31, 2019 to $120.3 million for the year ended December 31, 2020, gross profit attributable to the NextGel segment increased by $14.7 million, or 29.3%, from $50.3 million for the year ended December 31, 2019 to $65.0 million for the year ended December 31, 2020, and contribution margin attributable to the NextGel segment increased by $13.8 million, or 35.2%, from $39.2 million for the year ended December 31, 2019 to $53.0 million for the year ended December 31, 2020.

Procaps Colombia

Revenue of the Procaps Colombia segment decreased by $5.2 million, or 4.3%, from $120.1 million for the year ended December 31, 2019 to $114.9 million for the year ended December 31, 2020, primarily as a result of the devaluation of the Colombian Peso when compared to the U.S. dollar that contributed to a decrease in net revenue of approximately $14.3 million in the year ended December 31, 2020 compared to the year ended December 31, 2019. Furthermore, the Trade Day Reduction Strategy in connection with the Farma Procaps and VitalCare product lines decreased our revenue growth for the year ended December 31, 2020. The Trade Day Reduction Strategy reduced the distributor’s trade days for the Farma Procaps and VitalCare product lines by 25 days and 7 days, respectively.

The decrease in net revenue was partially offset by (i) increased demand for certain of our’ products due to our digital advertising strategy referenced above, and (ii) our initiative to focus resources on customers and products that generate higher margins and require less working capital. Products such as Levothyroxine, Azithromycin, Esomeprazole and Deferon experienced an increase in sales, resulting in an increase in sales of $3.5 million from $8.7 million for the year ended December 31, 2019 to $12.2 million for the year ended December 31, 2020. The production capacity of our Rymco manufacturing facilities was expanded as a result of the increase in demand for these products.

Gross profit of the Procaps Colombia segment decreased by $3.2 million, or 4.8%, from $66.5 million for the year ended December 31, 2019 to $63.3 million for the year ended December 31, 2020, primarily as a result of the decrease in net revenues as discussed above. Procaps Colombia was able to negotiate higher discounts for certain raw materials (such as Enoxaparin, Menoperen, Tapectam and glass) used in the manufacturing of certain products due to an increase in purchase quantities, resulting in a decrease in raw material costs of approximately $1.3 million in the year ended December 31, 2020 compared to the year ended December 31, 2019. Furthermore, we have increased our production efficiencies through process automation and improvements in batch production management that reduce per-unit production costs.

Contribution Margin of the Procaps Colombia segment increased by $4.8 million, or 12.8%, from $37.4 million for the year ended December 31, 2019 to $42.2 million for the year ended December 31, 2020, primarily as a result of our successful transition to increase digital marketing discussed above in “——Results of Operations” that resulted in a decrease in selling expenses of approximately $8.0 million in the year ended December 31, 2020 compared to the year ended December 31, 2019 and as a result of increased sales due to the roll out of new products during the year ended December 31, 2020.

On a constant currency basis, net revenue attributable to Procaps Colombia increased by $9.2 million, or 7.7%, from $120.1 million for the year ended December 31, 2019 to $129.3 million for the year ended December 31, 2020, gross profit attributable to Procaps Colombia increased by $5.7 million, or 8.6%, from $66.5 million for the year ended December 31, 2019 to $72.2 million for the year ended December 31, 2020, and contribution margin attributable to Procaps Colombia increased by $11.1 million, or 29.6%, from $37.4 million for the year ended December 31, 2019 to $48.5 million for the year ended December 31, 2020.

CAN

Revenue of the CAN segment decreased by $4.1 million, or 8.2%, from $49.7 million for the year ended December 31, 2019 to $45.6 million for the year ended December 31, 2020, primarily as a result the divestiture of certain product brands that were no longer strategic, which generated revenues of approximately $3.1 million for the year ended December 31, 2019, which did not occur in 2020 as we did not divest itself of any product brands that year, resulting in no revenue from product brand divestitures for the year ended December 31, 2020. Furthermore, as part of the corporate strategy, CAN discontinued a portfolio of renal failure and hemodialysis treatment products during the year ended December 31, 2020, which had generated revenues of $4 million for the year ended December 31, 2019.

Excluding the divestiture of product brands in 2019 and the discontinuing of its portfolio of renal failure and hemodialysis treatment products, CAN would have had an increase in net revenue of $3.0 million, primarily due to an increase in sales and distribution of VitalCare products for El Salvador, Guatemala, and Honduras due to an increase in the number of distributors in those countries, allowing us to increase the number of sales points in products are sold and the sales quota in each single one of the pharmacies where our products are present.

Gross profit of the CAN segment decreased by $2.7 million, or 8.4%, from $32.3 million for the year ended December 31, 2019 to $29.6 million for the year ended December 31, 2020, primarily as a result of the divestiture of certain product brands in 2019 and the discontinuing of our portfolio of renal failure and hemodialysis treatment products described above. This decrease in gross profit was partially offset by increasing our media presence by changing our advertisement contracts from individual to a more regional approach, resulting in lower costs, and a restructuring of the management for CAN segment by introducing new regional management for every business unit, resulting in cost reductions of approximately $2.5 million in the year ended December 31, 2020 compared to the year ended December 31, 2019. Furthermore, we increased our production efficiencies through process automation and improvement in batch production management in our El Salvador facilities by standardizing packaging for similar products, reducing unit manufacturing costs and expenses.

Contribution Margin of the CAN segment decreased by $1.5 million, or 8.8%, from $17.0 million for the year ended December 31, 2019 to $15.5 million for the year ended December 31, 2020, primarily as a result of the decrease in gross profit described above, despite of our successful transition to increase digital marketing discussed above in “—Results of Operations” that resulted in a decrease in selling expenses of approximately $1.2 million in the year ended December 31, 2020 compared to the year ended December 31, 2019.

On a constant currency basis, net revenue attributable to the CAN segment decreased by $3.7 million, or 7.5%, from $49.7 million for the year ended December 31, 2019 to $46.0 million for the year ended December 31, 2020, gross profit attributable to the CAN segment decreased by $2.3 million, or 7.0%, from $32.3 million for the year ended December 31, 2019 to $30.0 million for the year ended December 31, 2020, and contribution margin attributable to the CAN segment decreased by $1.5 million, or 8.7%, from $17.0 million for the year ended December 31, 2019 to $15.5 million for the year ended December 31, 2020.

CASAND

Revenue of the CASAND segment decreased by $1.5 million, or 3.7%, from $40.1 million for the year ended December 31, 2019 to $38.6 million for the year ended December 31, 2020, primarily due to the adoption of the Trade Day Reduction Strategy as discussed above, which resulted in distributors’ trade days decreasing by 33 days for the year ended December 31, 2020. The decrease in net revenue was partially offset by (i) the launch of certain new products, such as Gestavid DHA, Ezolimum and Clenox that resulted in an increase in revenue of $3.4 million in the year ended December 31, 2020 compared to the year ended December 31, 2019, and (ii) the implementation of a new policy to lower product discounts, which resulted in additional net revenues of $1.0 million in the year ended December 31, 2020 compared to the year ended December 31, 2019.

Gross profit of the CASAND segment decreased by $1.0 million, or 3.5%, from $28.3 million for the year ended December 31, 2019 to $27.3 million for the year ended December 31, 2020, primarily as a result of the reduction in net revenue as discussed above.

Contribution Margin of the CASAND segment decreased by $0.6 million, or 5.8%, from $10.4 million for the year ended December 31, 2019 to $9.8 million for the year ended December 31, 2020, primarily as a result of our successful transition to increase digital marketing discussed above in “——Results of Operations” that resulted in a decrease in selling expenses of approximately $2.0 million in the year ended December 31, 2020 compared to the year ended December 31, 2019.

On a constant currency basis, net revenue attributable to the CASAND segment decreased by $1.1 million, or 2.7%, from $40.1 million for the year ended December 31, 2019 to $39.0 million for the year ended December 31, 2020, gross profit attributable to the CASAND segment decreased by $0.4 million, or 1.3%, from $28.3 million for the year ended December 31, 2019 to $27.9 million for the year ended December 31, 2020, and contribution margin attributable to the CASAND segment decreased by $56,200, or 0.3%, from $10.4 million for the year ended December 31, 2019 to $10.4 million for the year ended December 31, 2020.

Diabetrics

Revenue of the Diabetrics segment increased by $0.6 million, or 2.7%, from $22.2 million for the year ended December 31, 2019 to $22.8 million for the year ended December 31, 2020, primarily as a result of the increase in demand for certain products and integral solutions for diabetes due to the increase in the number of patients diagnosed with diabetes. In Colombia, generally between 35% and 40% of patients with diabetes are diagnosed every year by the Colombia healthcare system, which usually results in an increase in the number of diabetes patients every year. Furthermore, we launched several new products including Preventia complex, an insulin needle, which resulted in an increase in sales revenue of approximately $0.9 million in the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase in net revenue was partially offset by a decrease in revenue of $3.0 million in the year ended December 31, 2020 compared to the year ended December 31, 2019 due to the devaluation of the Colombian Peso when compared to the U.S. dollar.

Gross profit of the Diabetrics segment increased by $0.2 million, or 2.1%, from $9.7 million for the year ended December 31, 2019 to $9.9 million for the year ended December 31, 2020, primarily as a result of the increase in net revenue as discussed above.

Contribution Margin of the Diabetrics segment increased by $0.7 million, or 14.6%, from $4.8 million for the year ended December 31, 2019 to $5.5 million for the year ended December 31, 2020, primarily as a result of our successful transition to increase digital marketing discussed above in “——Results of Operations” that resulted in a decrease in selling expenses of approximately $0.5 million in the year ended December 31, 2020 compared to the year ended December 31, 2019.

On a constant currency basis, net revenue attributable to the Diabetrics segment increased by $3.5 million, or 15.6%, from $22.2 million for the year ended December 31, 2019 to $25.7 million for the year ended December 31, 2020, gross profit attributable to the Diabetrics segment increased by $1.4 million, or 14.4%, from $9.7 million for the year ended December 31, 2019 to $11.1 million for the year ended December 31, 2020, and contribution margin attributable to the Diabetrics segment increased by $1.4 million, or 28.6%, from $4.8 million for the year ended December 31, 2019 to $6.2 million for the year ended December 31, 2020.

Non-IFRS Financial Measures

Our management uses certain non-IFRS financial information to assess our operating performance across periods and for business planning purposes. We believe the presentation of these non-IFRS financial measures is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in our underlying operating results and provide additional insight and transparency on how we evaluate our business. We use non-IFRS financial measures to budget, make operating and strategic decisions, and evaluate our performance. Below is a description of the non-IFRS financial measures we have used in this annual report, including any adjustments to the IFRS financial measures derived therefrom. We believe the non-IFRS measures should always be considered along with the related IFRS financial measures. We have provided the reconciliations between the IFRS and non-IFRS financial measures below, and we also discuss our underlying IFRS results throughout Item 5 of this annual report.

The primary non-IFRS financial measures utilized by our management is described below and reflects how we evaluate our current and prior-year operating results. As new events or circumstances arise, our management may alter the definitions of such measures to better reflect our financial performance or adopt new measures in the future. In the event any of these definitions change, or if new non-IFRS financial measures are adopted by our management, we will provide the updated definitions and present the related non-IFRS historical results on a comparable basis.

Use of Constant Currency

As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as one measure to evaluate our performance. We currently present revenue, cost of sales, gross profit, sales and marketing expenses, administrative expenses, Contribution Margin (consolidated and by segment) and Adjusted EBITDA on a constant currency basis. We calculate constant currency by calculating year-end period for the years ended December 31, 2021 and 2020 using prior-periods (year ended December 31, 2020 and December 31, 2019, respectively) foreign currency exchange rates. The functional foreign currencies for the primary regional markets where we operate, such as the Colombian Peso and the Brazilian Real, were adjusted on a constant currency basis at the exchange rates of COP $3,693.36 per U.S. $1.00 and R$5.1578 per U.S. $1.00, respectively, for the year ended December 31, 2021, and COP $3,281.09 per U.S. $1.00 and R$3.9443 per U.S. $1.00, respectively, for the year ended December 31, 2020. We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange. These results should be considered in addition to, not as a substitute for, results reported in accordance with IFRS. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

We define EBITDA as profit (loss) for the year before interest expense, net, income tax expense and depreciation and amortization. We define Adjusted EBITDA as EBITDA further adjusted to exclude certain isolated costs incurred as a result of the COVID-19 pandemic, certain transaction costs incurred in connection with the Business Combination, certain listing expenses incurred in connection with the Business Combination, certain costs related to business transformation initiatives, certain foreign currency translation adjustments, and certain other finance costs and other nonrecurring, nonoperational or unordinary items as the Company may deem appropriate from time to time. Adjusted EBITDA is one of the key performance indicators we use in evaluating our operating performance and in making financial, operating, and planning decisions. We believe EBITDA and Adjusted EBITDA are useful to investors in evaluating our operating performance compared to other companies in the pharmaceutical industry, as similar measures are commonly used by companies in this industry. We also report Adjusted EBITDA as a percentage of revenue as an additional measure so investors may evaluate our Adjusted EBITDA margins on revenue.

The following table provides a reconciliation from profit (loss) for the year to EBITDA and Adjusted EBITDA, and Adjusted EBITDA margins for the years ended December 31, 2021 and 2020.

	For the year ended December 31,		Increase/(Decrease)
	2021	2020	$ Change	% Change
	(in thousands of U.S. dollars except percentages)
Loss for the year	(100,863)	(10,447)	(90,416)	865%
Interest expense, net	78,636	54,489	24,147	44%
Income tax expense	13,705	11,296	2,409	21%
Depreciation and amortization	15,111	16,477	(1,366)	(8)%
EBITDA	6,589	71,815	(65,226)	(91)%
COVID-19 impact adjustments(1)	3,788	5,180	(1,392)	(27)%
Business transformation initiatives(2)	—	1,723	(1,723)	(100)%
Foreign currency translation adjustments(3)	4,026	3,905	121	3%
Other finance costs adjustments(4)	696	1,996	(1,300)	(65)%
Transactions expenses(5)	10,662	—	10,662	100%
Listing expense(6)	73,917	—	73,917	100%
Adjusted EBITDA	99,678	84,619	15,059	18%
Constant Currency Adjustments	706	—	706	100%
Adjusted EBITDA on Constant Currency Basis	100,384	84,619	15,765	19%

Adjusted EBITDA margin	24.3%	25.5%		(1.2)%
Adjusted EBITDA margin (on Constant Currency Basis)	24.1%

(1)	COVID-19 impact adjustments primarily include: (i) for the year ended December 31, 2021, $1.7 million ($0.5 million for the year ended December 31, 2020) expenses incurred for safety precautions during the pandemic, such as employees COVID-19 testing, vaccination, office and production infrastructure adaptation to practice social distancing, to maintain a safe work and production environment for the employees, (ii) for the year ended December 31, 2021, $0.6 million ($1.2 million for the year ended December 31, 2020) operating and production expenses incurred in connection with hiring of additional employees and costs paid to third party agencies for such hiring, contractors and production sub-contractors in order to mitigate any decrease in production and operating capabilities of Procaps as a result of employees absenteeism or attrition as a result of the COVID-19 pandemic, (iii) for the year ended December 31, 2021, $1.2 million ($0.9 million for the year ended December 31, 2020) expense incurred for certain logistic arrangements to minimize Procaps employees’ exposure to COVID-19 through arranging transportation from home to work, lodgings, face masks and PPE, (iv) for the year ended December 31, 2020, $1.4 million additional costs incurred to acquire certain raw materials that are essential to production due to the lockdowns of suppliers’ factories and ports of entry worldwide, and additional logistic costs due to delays, (v) for the year ended December 31, 2020, $0.9 million expense of certain one-off financial discounts that Procaps provided to its customers, such as medicine distributors, during the COVID-19 pandemic due to financial and liquidity difficulties and customers’ inability to settle invoices as a result of the effects of the COVID-19 pandemic and governmental restrictions such as lockdowns, and (vi) for the year ended December 31, 2021, $0.4 million ($0.2 million for the year ended December 31, 2020) of other miscellaneous expenses resulted from COVID-19 pandemic.

(2)	Business transformation initiatives consists of costs and expenses in connection with severance payments made to separate our employees for certain business transformation initiatives implemented during the year ended December 31, 2020.

(3)	Foreign currency translation adjustments represent the reversal of exchange losses we recorded due to foreign currency translation of monetary balances of certain of our subsidiaries’ from U.S. dollars into the functional currency of those subsidiaries as of December 31, 2021 and 2020.

(4)	Other finance costs adjustments represent non-operating expenses we incurred, primarily including additional interests incurred due to the withholding tax obligations of certain financial institutions outside of Colombia.

(5)	Transactions expenses primarily include: (i) capital markets advisory fees of $4.5 million incurred in connection with the Business Combination, (ii) incremental audit fees of $2.7 million incurred in connection with the Business Combination, (iii) consulting, accounting and legal expenses of $0.4 million incurred in connection with the Business Combination, (iv) management bonuses of $0.7 million paid in connection with the closing of the Business Combination and the listing of the Company on the Nasdaq, (v) tail policy insurance costs incurred of $1.6 million in connection with the Business Combination, (vi) incremental director & officer policy insurance costs incurred of $0.3 million in connection with the Business Combination, (vii) incurred audit fees of $0.2 million to comply with the Syndicated Loan requirements that will not be necessary in the future, and (viii) consulting and legal fees and expenses related to asset acquisitions and other transaction in the amount of $0.3 million.

(6)	Listing expense of $73.9 million associated with the deemed listing services received by Procaps from Union, which is the difference between the deemed costs of the Ordinary Shares issued by the Company to Union shareholders in connection with the Business Combination, in excess of the net assets obtained from Union, as required by IFRS 2 Share-based payments.

The following table provides a reconciliation from profit (loss) for the year to EBITDA and Adjusted EBITDA, and Adjusted EBITDA margins for the years ended December 31, 2020 and December 31 2019:

	For the year ended December 31		Increase / (Decrease)
	2020	2019	$ Change	% Change
	(in thousands of U.S. dollars except percentages)
Loss for the year	(10,447)	(17,013)	6,566	(38.6)%
Interest expense, net	54,489	42,983	11,506	26.8%
Income tax expense	11,296	7,035	4,261	60.6%
Depreciation and amortization	16,477	16,466	11	0.1%
EBITDA	71,815	49,471	22,344	45.2%
COVID-19 impact adjustments (1)	5,180	—	5,180	100%
Business transformation initiatives (2)	1,723	676	1,047	154.9%
Foreign currency translation adjustments (3)	3,905	1,827	2,078	113.7%
Other finance costs adjustments (4)	1,996	1,883	113	6.0%
Colombia VAT tax reform (5)	—	5,279	(5,279)	(100.0)%
Adjusted EBITDA	84,619	59,136	25,483	43.1%
Constant Currency Adjustments	8,836	—	8,836	100%
Adjusted EBITDA on Constant Currency Basis	93,455	59,136	34,319	58.0%

Adjusted EBITDA margin	25.5%	18.2%		7.3%
Adjusted EBITDA margin (on Constant Currency Basis)	25.7%

(1)	COVID-19 impact adjustments primarily include: (i) $0.5 million expenses incurred for safety pre-cautions during the pandemic, such as office and production infrastructure adaptation to practice social distancing, to maintain a safe work and production environment for the employees, (ii) $1.2 million operating and production expenses incurred in connection with hiring of additional employees and costs paid to third party agencies for such hiring, contractors and production sub-contractors in order to mitigate any decrease in our production and operating capabilities as a result of employees absenteeism or attrition as a result of the COVID-19 pandemic, (iii) $0.9 million expense incurred for certain logistic arrangements to minimize our employees’ exposure to COVID-19 through arranging transportation from home to work, lodgings, face masks and PPE, (iv) $1.4 million additional costs incurred to acquire certain raw materials that are essential to production due to the lockdowns of suppliers’ factories and ports of entry worldwide, and additional logistic costs due to delays, (v) $0.9 million expenses of certain one-off financial discounts that we provided to our customers, such as medicine distributors, during the COVID-19 pandemic due to financial and liquidity difficulties and customers’ inability to settle invoices as a result of the effects of the COVID-19 pandemic and governmental restrictions such as lockdowns, and (vi) $0.2 million of other miscellaneous expenses resulted from COVID-19 pandemic.

(2)	Business transformation initiatives consists of costs and expenses in connection with severance payments made to separate our employees for certain business transformation initiatives implemented during the years ended December 31, 2020 and 2019.

(3)	Foreign currency translation adjustments represent the reversal of exchange losses we recorded due to foreign currency translation of monetary balances of certain of our subsidiaries from U.S. dollars into the functional currency of those subsidiaries as of December 31, 2020 and 2019.

(4)	Other finance costs adjustments represent non-operating expenses we incurred, primarily including additional interests incurred due to the withholding tax obligations of certain financial institutions outside of Colombia.

(5)	The Colombian government implemented a tax reform in 2019 to exempt value-added tax (“VAT”) from the purchase and sale of drugs within Colombia starting in 2020. The impact from the Colombian tax reform consists of the VAT tax expense due to drug sales incurred in 2019 and that will not occur going forward.

Contribution Margin

We define Contribution Margin as gross profit less selling expenses. Contribution Margin is one of the key performance indicators we use in evaluating our profitability. We believe Contribution Margin is useful to investors in the evaluating our operating performance compared to other companies in the pharmaceutical industry, as similar measures are commonly used by companies in this industry.

The following table provides a reconciliation from gross profit to Contribution Margin for the years ended December 31, 2021 and 2020.

	For the year ended December 31		Increase / (Decrease)
	2021	2020	$ Change	% Change
	(in thousands of U.S. dollars except percentages)
Gross Profit	235,713	191,314	44,399	23.2%
Selling Expenses	(83,057)	(69,629)	(13,428)	19.3%
Contribution Margin	152,656	121,685	30,971	25.5%
Constant Currency Adjustments	1,600	—	1,600	100.0%
Contribution Margin (on Constant Currency Basis)	154,256	121,685	32,571	26.8%

The following table provides a reconciliation from gross profit to Contribution Margin for the years ended December 31, 2020 and December 31 2019.

	For the year ended December 31		Increase/(Decrease)
	2020	2019	$ Change	% Change
	(in thousands of U.S. dollars except percentages)
Gross Profit	191,314	182,498	8,816	4.8%
Selling Expenses	(69,629)	(84,810)	15,181	(17.9)%
Contribution Margin	121,685	97,688	23,997	24.6%
Constant Currency Adjustments	12,900	—	12,900	100%
Contribution Margin (on Constant Currency Basis)	134,585	97,688	36,897	37.8%

B. LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity has been cash flow generated from operations, supplemented by credit arrangements with third parties. The principal uses of cash are to fund operating and capital expenditures, business or asset acquisitions, interest payments on debt, any mandatory or discretionary principal payment on our debt and investments in R&D.

As of December 31, 2021, our cash and cash equivalents amounted to $72.1 million. The Business Combination was consummated on September 29, 2021, resulting in gross cash proceeds of $160.0 million, (comprised of $100.0 million gross proceeds from the PIPE investment and $60.0 million cash in trust), which was offset by the cash payment for the redemption of 4.5 million Redeemable B Shares for a total purchase price of $45.0 million, the payment of certain transaction expenses of $33.6 million. Our cash and cash equivalents were approximately $91.6 million higher immediately following the Closing of the Business Combination. We expect our capital expenditures to substantially increase in the near future as we seek to execute our strategic objectives, including the possibility of expanding our businesses into new markets and making strategic investments and acquisitions.

We believe that our existing cash and cash equivalents, cash inflows from operations, current uncommitted lines of credit and the net proceeds to us from the Business Combination will be adequate to meet our anticipated cash needs for the next twelve months and that the net proceeds from the Business Combination will provide us with additional financial flexibility to execute our strategic objectives. We routinely monitor current and expected operational requirements and financial market conditions to evaluate other available financing sources including term and revolving bank credit. In determining our future capital requirements, we regularly consider, among other factors, known trends and uncertainties, such as the current COVID-19 pandemic, and other contingencies.

Our ability to generate cash is subject to our performance, general economic conditions, industry trends and other factors. To the extent that the funds received from the Business Combination, combined with existing cash and cash equivalents are insufficient to fund our future activities and requirements, we may need to raise additional funds through public or private equity or debt financing. Although certain of our lenders have made commitments to make funds available to us in a timely fashion under our revolving credit agreements and overdraft facilities, if economic conditions worsen, including due to current geopolitical issues, or new information becomes publicly available impacting the institutions’ credit rating or capital ratios, these lenders may be unable or unwilling to lend money pursuant to our existing credit facilities. Should our outlook on liquidity requirements change substantially from current projections, we may seek additional sources of liquidity in the future. If we issue equity securities in order to raise additional funds, substantial dilution to existing shareholders may occur. If we raise cash through the issuance of indebtedness, we may be subject to additional contractual restrictions on our business. We cannot assure the investor that we would be able to raise additional funds on favorable terms or at all.

Cash Flow for the years ended December 31, 2021 and 2020

The following table summarizes our consolidated statements of cash flows from operations for the years ended December 31, 2021 and 2020:

	For the Year Ended December 31,		Increase/(Decrease)
	2021	2020 (as restated)(1)	$ Change
	(in thousands of U.S. dollars)
Cash flow provided by operating activities	37,303	70,920	(33,617)
Cash flow used in investing activities	(23,703)	(17,091)	(6,612)
Cash flow generated from (used in) financing activities	58,044	(40,509)	98,553
Net increase in cash	71,644	13,320	58,324

(1)	Comparative figures for the year ended December 31, 2020 were restated to reflect the revised classification of certain factoring and reverse factoring arrangements previously classified as part of Trade and other payables (current) into Borrowings (current) on “trade and other payables” and “payments on borrowings” in the statement of cash flows. Additionally, certain reclassifications have been made to the years ended December 31, 2020 statement of cash flows to conform to the current year’s presentation, which include the separate disclosure for payment of lease liabilities, reclassification of interest paid on lease liabilities to operating activities and presentation of cash flow to/from related parties regarding loans to such entities in investing activities, which had no impact on previously reported loss for the years and accumulated losses. For further information, see under the heading “Certain Conventions ––Restatement of Previously Issued Financial Statements” in this annual report and Note 2.4 “Restatement of Previously Issued Financial Statements” to the Annual Audited Consolidated Financial Statements included elsewhere in this annual report.

Cash flow provided by operating activities

For the year ended December 31, 2021, net cash provided by operating activities was $37.3 million, compared to $70.9 million for the year ended December 31, 2020, a decrease of $33.6 million. The decrease was primarily the result of (i) an increase in trade receivables together with a reduction in the collectability of certain trade receivables between the periods, (ii) an increase inventory held as of December 31, 2021 compared to December 31, 2020 as a result of an increase in production in anticipation of an expected increase in demand, and (iii) a decrease in other liabilities due to the payment of certain aged payables that became due.

Cash flow used in investing activities

For the year ended December 31, 2021, net cash used in investing activities was $23.7 million compared to $17.1 million during the year ended December 31, 2020, an increase of $6.6 million. Net cash used in investing activities for the year ended December 31, 2021 consisted primarily of $14.1 million in cash used in the acquisition of property, plant and equipment for certain strategic capacity expansion, including, the acquisition of an FDA approved 86,000 square feet pharmaceutical production facility located in West Palm Beach, Florida, which increased when compared to the year ended December 31, 2020. Furthermore, we invested $8.0 million in R&D during the year ended December 31, 2021.

Cash flow generated from (used in) financing activities

For the year ended December 31, 2021, net cash generated from financing activities increased by $98.6 million from net cash used in financing activities of $40.5 million for the year ended December 31, 2020 to net cash generated from financing activities of $58.0 million for the year ended December 31, 2021. The increase was primarily due to (i) the closing of the private placement of the Senior Notes in the amount of $112.9 million, (ii) entering into other term loans in the amount of $193.1 million, and (iii) the consummation of the Business Combination resulting in gross cash proceeds of $160.0 million as described above. The increase in net cash generated from financing activities was partially offset by (i) the prepayment of a portion of the Syndicated Loan facility (as defined below) in the amount of $28.2 million, (ii) the payment of other term loans in the amount of $224.4 million, and (iii) factoring obligations in the amount of $18.8 million.

Cash Flow for the Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The following table summarizes our consolidated statements of cash flows from operations for the year ended December 31, 2020 compared with the year ended December 31, 2019:

	For the year ended December 31		Increase/(Decrease)
	2020 (as restated)(1)	2019 (as restated)(1)	$ Change
	(in thousands of U.S. dollars)
Cash flow provided by operating activities	70,920	68,286	2,634
Cash flow used in investing activities	(17,091)	(12,069)	(5,022)
Cash flow used in financing activities	(40,509)	(46,949)	6,440
Net increase in cash	13,320	9,268	4,052

(1)	Comparative figures for the years ended December 31, 2020 and 2019 were restated to reflect the revised classification of certain factoring and reverse factoring arrangements previously classified as part of Trade and other payables (current) into Borrowings (current) on “trade and other payables” and “payments on borrowings” in the statement of cash flows. Additionally, certain reclassifications have been made to the years ended December 31, 2020 and 2019 statement of cash flows to conform to the current year’s presentation, which include the separate disclosure for payment of lease liabilities, reclassification of interest paid on lease liabilities to operating activities and presentation of cash flow to/from related parties regarding loans to such entities in investing activities, which had no impact on previously reported loss for the years and accumulated losses. For further information, see under the heading “Certain Conventions ––Restatement of Previously Issued Financial Statements” in this annual report and Note 2.4 “Restatement of Previously Issued Financial Statements” to the Annual Audited Consolidated Financial Statements included elsewhere in this annual report.

Cash flows provided by operating activities

For the year ended December 31, 2020, net cash provided by operating activities was $70.9 million compared to $68.3 million for the year ended December 31, 2019, an increase of $2.6 million. The increase was primarily the result of an increase in net income excluding non-cash expenses and gains of $29.5 million. This increase was partially offset by an increase in income tax paid for the year ended December 31, 2020 in the amount of $7.0 million.

Cash flows used in investing activities

For the year ended December 31, 2020, net cash used in investing activities was $17.1 million compared to $12.1 million during the year ended December 31, 2019. Net cash used in investing activities for the year ended December 31, 2020 consisted primarily of $7.7 million in cash used to acquire property, plant and equipment for certain strategic capacity expansion efforts. Furthermore, we invested $10.2 million in R&D during the year ended December 31, 2020. Net cash used in investing activities increased by $5.0 million primarily as a result of the sale of certain intangible assets in the amount of $7.3 million for the year ended December 31, 2019, which did not occur for the year ended December 31, 2020.

Cash flows used in financing activities

For the year ended December 31, 2020, net cash used in financing activities increased by $6.4 million from $46.9 million for the year ended December 31, 2019 to $40.5 million for the year ended December 31, 2020. This increase was primarily driven by an increase in payments on borrowings by $2.2 million, from $118.4 million for the year ended December 31, 2019 to $120.6 million for the year ended December 31, 2020. Such increase in payments was driven by the expansion of reverse factoring activities in 2020. The increase in net cash used in financing activities was partially offset by an increase in proceeds from borrowings in the amount of $10.3 million and an increase in accessible working capital lines of credit from $96.4 million for the year ended December 31, 2019 to $106.7 million for the year ended December 31, 2020.

Financial Resources

Our capital structure consists of net debt (loans offset by cash and bank balances) and consolidated equity (comprised of issued and paid-in capital, reserves, retained earnings and non-controlling interests). We are not subject to any externally imposed capital requirement.

Our primary indebtedness consists of the outstanding balance of the Senior Notes and Syndicated Loan (defined below). The Senior Notes include certain covenants that obligate the borrower and guarantors thereunder to comply with a series of financial ratios, consisting of a debt to EBITDA ratio and EBITDA interest coverage ratio as described below under the heading “— Debt Financing and Borrowings — Senior Notes — Covenants”. The Syndicated Loan includes certain covenants that obligate the borrower and co-debtors thereunder to comply with a series of financial ratios, consisting of a debt to EBITDA ratio, short-term leverage ratio and EBITDA interest coverage ratio as described below under the heading “— Debt Financing and Borrowings — Syndicated Loan — Covenants”. These financial ratios serve as local management parameters for both arrangements.

We analyze and review our capital structure on a quarterly basis. As part of this review, we consider the cost of capital and the risks associated with each class of capital.

As of December 31, 2021, 2020 and 2019 we had total borrowings of $253.4 million, $454.5 million and $420.4 million, respectively.

Debt Financing and Borrowings

The table below summarizes our outstanding interest-bearing liabilities for year ended December 31, 2021.

For the Year Ended December 31, 2021
(in thousands of U.S. dollars)
Syndicated Loan	46,505
Other term loan	51,593
Lease liabilities	31,747
Factoring obligations	10,609
Put option agreements	—
Bank overdrafts	55
Senior Notes	112,857
Total Interest bearing liabilities	253,366

Syndicated Loan

On November 20, 2018, the following entities: (i) Procaps S.A., a subsidiary of the Company, as borrower; (ii) Laboratorios López S.A. de C.V., C.I. Procaps S.A., Biokemical S.A. de C.V., Pharmarketing Salvador S.A. de C.V., Corporación Distribuidora Internacional S.A. de C.V., CDI Nicaragua S.A., CDI Guatemala S.A., Pharmarketing S.A. (Guatemala), Pharmarketing S.A. (Panama), Pharmarketing Dominicana SRL, Pharmarketing Costa Rica S.A., Diabetrics S.A.S and Crynssen Pharma S.A.S., all of which are subsidiaries of the Company, as co-debtors; and (iii) Inversiones Crynseen S.A.S., Inversiones Ganeden S.A.S., Inversiones Henia S.A.S., Inversiones Jades S.A.S., Industrias Kadima S.A.S. and Pharmayect S.A all of which are subsidiaries of the Company, as guarantors; entered into that certain Loan Agreement (Contrato de Crédito) with the following financial institutions: Bancolombia S.A., Bancolombia S.A. (Panama), Banco Davivienda S.A., Banco de Sabadell S.A. Miami Beach and Banco de Crédito del Perú, as lenders, and Fiduciaria Bancolombia S.A., as administrative agent, which was subsequently amended by Amendment No. 1 to the Loan Agreement (Otrosí No. 1 al Contrato de Crédito) dated December 12, 2018, and Amendment No. 2 to the Loan Agreement (Otrosí No. 2 al Contrato de Crédito) dated June 15, 2020 (collectively, the “Syndicated Loan”).

The Syndicated Loan is comprised of two tranches; tranche A, which is denominated in Colombian Pesos and tranche B, which is denominated in U.S. dollars. Pursuant to the terms of the Syndicated Loan, the borrower can borrow up to (i) COP $131,848,000,000 plus the equivalent of U.S. $21,100,000 in Colombian Pesos, calculated as of the disbursement date, under tranche A and (ii) U.S. $35,000,0000 in U.S. dollars under tranche B. The Syndicated Loan will mature on the seventh anniversary of the initial disbursement to the borrower and shall accrue interest at a rate of IBR (as defined below) plus a spread of 5.30% on the amounts owed under the Colombian Peso denominated tranche A and LIBOR (as defined below) plus a spread of 4.80% on the amounts owed under the U.S. dollar denominated tranche B. The proceeds of the Syndicated Loan are to be used for the pre-payment or refinancing of certain debt obligations of the borrower enumerated in the Syndicate Loan agreement.

Effective as of November 12, 2021, the syndicated loans granted by Banco de Sabadell S.A. Miami Beach and Banco de Crédito del Perú, were paid in full and terminated with the proceeds from the Senior Notes. As of December 31, 2021, the total amount outstanding under the Syndicated Loan was U.S. $46.5 million, divided as follows: (i) $38.6 million (or COP $153,493.6 million) outstanding under tranche A, and (ii) $7.9 million outstanding under tranche B.

Covenants

The Syndicated Loan contains covenants that, among other things, restrict, subject to certain exceptions, the borrower and co-debtors’ ability to change its line of business; incur additional indebtedness resulting in a Debt/EBITDA Ratio (as defined below) above 3.0; enter into derivative transactions (except for those in connection with the purchase of raw materials or for the purpose of mitigating interest or exchange rate risks); sell or transfer title to operating assets; pay dividends and distributions; engage in mergers and consolidations; amend agreements material to the operations of the borrower and co-debtors; enter into any financial or operating lease obligation with an option to purchase in an aggregate amount of over COP $85,000,0000,0000 (approximately $24,763,292); change our fiscal year reporting; engage in certain transactions with affiliates; enter into any joint venture or similar agreements. For purposes of the Syndicated Loan, EBITDA is calculated as income from sales and services, less (i) sales and production costs, less (ii) operating expenses, less (iii) administrative expenses, plus (iv) depreciation, plus (ii) amortizations, plus (iii) provisions, and less (iv) portfolio write-offs.

The Syndicated Loan also contains change-of-control provisions and certain customary affirmative covenants and events of default. The Syndicated Loan also requires compliance with the following ratios: (i) a pro forma consolidated debt of the borrower and the co-debtors to pro forma consolidated EBITDA for the last twelve months of the borrower and co-debtors ratio (“Debt/EBITDA Ratio”) of 3.5 or less, measured every June 30 and December 30; (ii) a short-term leverage ratio (calculated as the pro forma consolidated short-term debt of the borrower and the co-debtors divided by pro forma consolidated EBITDA for the last twelve months of the borrower and co-debtors) of less than 1.0, calculated at the end of each semester; and (iii) an EBITDA interest coverage ratio (calculated as the pro forma consolidated EBITDA for the last twelve months of the borrower and co-debtors divided by the pro forma consolidated interest expenses of the borrower and the co-debtors) of greater than or equal to 3.0, calculated at the end of each semester.

We continuously monitor our covenants obligations and requirements and, as of the date of the issuance of the Annual Audited Financial Statements, we were in compliance with the covenants of the Syndicated Loan.

Other Term Loans

The table below summarizes the terms of our other term loans as of December 31, 2021.

Currency	Range of Interest	Maturity Year	Outstanding Balance for the year ended December 31, 2021
			(in thousands of U.S. dollars)
COP	IBR+ 2.25%-5.0% (Variable)	2022-2024	$9,442
COP	DTF + 6.74%	2022	$3,154
SOL	5.00% - 10.01% (Fixed)	2021-2024	$5,953
REAIS	9.84% - 13.08% (Fixed)	2021-2024	$1,762
USD	Libor + 2.99% / 6.5% - 8.7% (fixed)	2022-2024	$16,145
USD	Libor + 4.49%	2022	$739
COP	10.00% - 30.00%	2022	$14,398
Total			$51,593

Lease Liabilities

We had $31.7 million of lease liabilities as of December 31, 2021.

Factoring Obligations

We have accounts receivable factoring arrangements with non-related third-party financial institutions (the “Factors”). Pursuant to the terms of the arrangements, we sell to the Factors certain of our accounts receivable balances on a non-recourse basis for credit approved accounts. An administrative fee per invoice is charged on the gross amount of accounts receivables assigned to the Factors, and interest is calculated based on an annual average variation of USD LIBOR and Colombian DTF, as well as fixed rates, ranging from approximately 7.2% in USD denominated arrangements to approximately 24.6% in COP denominated arrangements. The total amount factored on a non-recourse basis and excluded from accounts receivable was $10.6 million as of December 31, 2021.

Put Option Agreements

Crynssen and the Minsky Family granted IFC a put option pursuant to that certain put option agreement entered into in 2017 (the “IFC Put Option Agreement”), whereby Crynssen and the Minski Family agreed to purchase up to 432,271 Crynssen Ordinary Shares held by IFC upon IFC’s delivery of a put notice for a price sufficient to provide IFC with an internal rate of return of 12% on IFC’s investment in Crynssen, beginning on the eighth anniversary of IFC’s subscription of Crynssen Ordinary Shares and ending on the earlier of the eleventh anniversary of such date or the consummation of a qualified initial public offering.

Crynssen and the Minsky Family also granted Hoche a put option pursuant to that certain put option agreement dated December 23, 2019 (the “Hoche Put Option Agreement”), whereby Crynssen and the Minski Family agreed to purchase up to all of Hoche’s Crynssen Ordinary Shares upon Hoche’s delivery of a put notice for a price sufficient to provide Hoche with an internal rate of return of 12% on Hoche’s investment in Crynssen, beginning on the eight anniversary of September 1, 2017, and ending on the earlier of the eleventh anniversary of such date or the consummation of a qualified initial public offering.

We classified and measured the obligation to buy back Crynssen Ordinary Shares from IFC and Hoche at amortized cost and recognized finance expense using the effective interest rate method, including transaction costs.

Effective as of September 29, 2021, immediately after the Closing of the Business Combination, the IFC Put Option Agreement and the Hoche Put Option Agreement were terminated and cancelled. The termination of the put option agreements resulted in the reclassification of the associated liabilities into the Company's equity, along with a loss in income statement as the difference between such associated liabilities and the fair value of a portion of the Ordinary Shares received by IFC and Hoche as part of the Business Combination. The one-time loss on termination of such put options in the amount of $35.9 million aligns the carrying value of such put options on the termination date to the fair value of the Ordinary Shares issued.

Bank Overdrafts

We have overdraft facilities available that we use to support our cash management operations. We had $0.1 million of overdrafts and credit card liabilities outstanding as of December 31, 2021.

Senior Notes

On November 12, 2021, the Company closed a private placement offering of $115.0 million aggregate principal amount of 4.75% guaranteed Senior Notes issued by Procaps, S.A., a subsidiary of the Company, due November 12, 2031, pursuant to a note purchase agreement entered into on November 5, 2021 with The Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Healthspring Life & Health Insurance Company, Inc. and Cigna Health and Life Insurance Company Inc. The Senior Notes are the senior unsecured obligations of Procaps, S.A. and unconditionally guaranteed by the Company and the following subsidiaries of the Company: Crynssen Pharma Group Limited, C.I. Procaps, S.A., Diabetrics Healthcare S.A.S., Pharmayect S.A., Procaps, S.A. de C.V., Biokemical, S.A. de C.V., Colbras Indústria e Comércio Ltda., and Sofgen Pharmaceuticals LLC.

Covenants

The Senior Notes contain change-of-control provisions pertaining to Procaps, S.A. and certain customary affirmative and negative covenants and events of default. In addition, the Senior Notes require us, Procaps, S.A.,and the other obligors thereunder to comply with the following financial ratios: (i) consolidated total debt of the Company, Procaps S.A., and the other obligors thereunder to consolidated EBITDA for the last twelve months of 3.50:1.00 or less, measured at certain quarterly determination dates and (ii) an EBITDA interest coverage ratio (calculated as the consolidated EBITDA for the last twelve months of the Company, Procaps S.A., and the other obligors thereunder divided by the consolidated interest expenses of the Company, Procaps S.A., and the other obligors thereunder) in excess of, or equal to, 3.00:1.00, calculated at certain dates of determination.

The Senior Notes also contain covenants that, among other things, restrict, subject to certain exceptions, the ability of the Company, Procaps S.A. and the other obligors thereunder to change lines of business; incur additional secured indebtedness; permit subsidiaries to incur additional indebtedness; sell or transfer title to operating assets; pay dividends and distributions; engage in mergers and consolidations; create liens on assets; guarantee, indemnify or assume the liabilities of third parties; change our fiscal year reporting; or engage in certain transactions with affiliates. In addition, the Senior Notes contain a covenant that incorporates into the Senior Notes any more restrictive financial, affirmative or negative covenants, information reporting requirements or events of default from any other credit facilities in excess of U.S.$25,000,000 (including from the Syndicated Loan facility, as in effect on February 28, 2022, see “Item 5.B: Liquidity and Capital Resources—Syndicated Loan”) entered into by the Company, Procaps, S.A., or any of our subsidiaries. For purposes of the Senior Notes, EBITDA is calculated as income from sales and services, less (i) sales and production costs, less (ii) operating expenses, less (iii) administrative expenses, plus (iv) depreciation, plus (ii) amortizations, plus (iii) provisions, and less (iv) portfolio write-offs.

The table below sets forth the outstanding balance and certain other information on the Senior Notes as of December 31, 2021.

	Currency	Range of Interest	Maturity Year	Outstanding Balance as of December 31, 2021
The Prudential Insurance Company of America	USD	4.75% (Fixed)	2031	$58,906
Prudential Annuities Life Assurance Corporation	USD	4.75% (Fixed)	2031	$29,423
Healthspring Life & Health Insurance Company, Inc	USD	4.75% (Fixed)	2031	$18,007
CIGNA Health and Life Insurance Company	USD	4.75% (Fixed)	2031	$6,521
Total				$112,857

Contractual Obligations and Commitments

A summary of our enforceable and legally binding obligations as of December 31, 2021 are set forth in the following table. Some of the amounts included in this table are based on management’s estimates and assumptions about these obligations, including the duration, the possibility of renewal, anticipated actions by third parties and other factors. Because these estimates and assumptions are necessarily subjective, the enforceable and legally binding obligations actually paid in future periods may vary from the amounts reflected in the table.

	As of December 31, 2021
(U.S. dollars in thousands)	2022	2023-2024	2025-2026	After 2026	Total
Long-term debt obligations(1)	71,987	16,895	15,330	148,799	253,011
Finance lease obligations(2)	9,853	7,403	5,333	17,315	39,904
Trade and other payables	85,381	—	—	—	85,381
Amounts owed to related parties	8,450	—	—	—	8,450
Other commitments(3)	3,585	1,600	—	—	5,185
Total	179,256	25,898	20,663	166,114	391,931

(1)	Represents gross maturities of our long-term debt obligations, excluding finance lease obligations as of December 31, 2021, including the interest payments. Estimated future interest payments on our variable-rate debt obligations were calculated using the interest rates in effect as of December 31, 2021.

(2)	Represents maturities of our finance lease obligations included within long-term debt as of December 31, 2021, including interest payments. Estimated future interest payments on our variable-rate debt obligations were calculated using the interest rates in effect as of December 31, 2021.

(3)	Represent commitments to acquire capital expenditures in the amount of $3.6 million and asset acquisition obligations of one of our pharmaceutical production facilities in the amount of $1.6 million. Please see Note 14 to the Audited Consolidated Financial Statements included elsewhere in this annual report for more information.

Deferred tax liabilities were $6.1 million as of December 31, 2021. This amount is not included in the contractual obligations table above because we believe this presentation would not be meaningful. Deferred tax liabilities are calculated based on temporary differences between the tax basis of assets and liabilities and their book basis, which will result in taxable amounts in future years when the book basis is settled. The results of these calculations do not have a direct connection with the amount of cash taxes to be paid in any future periods. As a result, scheduling deferred tax liabilities as payments due by period could be misleading because this scheduling would not relate to liquidity needs.

Our management believes that our financial resources and expected future cash flows from operating activities shall be sufficient to satisfy our contractual obligations and commitments.

Off-Balance Sheet Arrangements

There is no commitments or obligations, including contingent obligations, arising from off-balance sheet arrangements with unconsolidated entities or persons that have a material current effect, or that are reasonably likely to have a material future effect, on our financial condition, changes in financial condition, net sales or expenses, results of operations, liquidity, capital expenditures, or capital resources.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our R&D activities are directed primarily toward the development of new products and services, and the improvement of our manufacturing processes and delivery technologies. Our R&D platform is decentralized with research centers in Barranquilla, Colombia, Cotia, Brazil, and West Palm Beach, Florida. We employ more than 304 scientists, technicians and skilled personnel in R&D and innovation. Our main R&D operation is in the city of Barranquilla, Colombia, which employs over 270 scientists, technicians and skilled personnel in R&D and technological innovation. Our R&D team has developed over 500 pharmaceutical products formulations as of December 31, 2021, resulting in the development of an average of over 150 new products, including more than 50 first time launch products per year over the last three years. Procaps has invested $16.0 million, $15.8 million and $13.2 million in R&D for the years ended December 31, 2021, 2020 and 2019, respectively. We expect to increase our R&D expenses for the foreseeable future as we continue the development of product candidates and explore further potential applications of our proprietary technologies

Our corporate culture focuses on innovation and R&D, which has resulted in the development of over 500 pharmaceutical product formulations as of December 31, 2021. We rely on a combination of know-how, trade secrets, patents, copyrights, trademarks, and other intellectual property, nondisclosure and other contractual provisions, and technical measures to protect a number of our products, services, processes and intangible assets. These proprietary rights are important to our ongoing operations as 99% of our current Rx and OTC product portfolio is proprietary.

We have applied in Colombia, the United States and certain other countries for registration of a number of trademarks, service marks, and patents, some of which have been registered and issued, and also hold common law rights in various trademarks and service marks. As of December 31, 2021, we have been granted 39 patents and have 38 patents pending approval.

For more information, see “Item 4: Information on the Company”.

D. TREND INFORMATION

Impact of COVID-19

On March 11, 2020, the World Health Organization designated COVID-19 as a global pandemic. The rapid spread of COVID-19 around the world led to the shutdown of cities as national, state, and local authorities implemented social distancing, quarantine and self-isolation measures. Many such restrictions remain in place, and some state and local governments are re-imposing certain restrictions due to the increasing rates of COVID-19 cases.

The COVID-19 pandemic and the responses by government entities to combat the virus have had an adverse impact on our operations by, among other things, increasing absenteeism, affecting logistics and the supply of raw materials and third party supplied finished goods, and preventing many of our employees from coming to work during mandatory quarantine periods. We have responded to such impacts by, among other things, hiring additional personnel to substitute unavailable staff due to quarantine for potential exposure to COVID-19, implementing protocols to protect the health of factory workers, adjusting production schedules, and seeking alternate suppliers where available, and so far, most of our facilities have continued to produce at high levels despite these challenges. However, a number of jurisdictions that relaxed such restrictions, or have experienced limited public adherence with suggested safety measures, such as Brazil, have experienced new surges in COVID-19 cases and the emergence of new strains such as the Omicron or Delta variant. Many of these jurisdictions continue to contemplate or implement new or renewed restrictions. In addition, as conditions worldwide continue to evolve, there is uncertainty about the timing of widespread availability and acceptance of vaccines. As such, if the pandemic continues or intensifies, it is possible that these or other challenges may begin having a larger impact on our operations.

We are closely monitoring the impact of COVID-19 on all aspects of our business in all of our locations. Our first priority has been, and will continue to be, the safety of our employees who continue to come to work and are dedicated to keeping our essential products flowing into the market. We have taken extra precautions at our facilities to help ensure the health and safety of our employees that are in line with guidance from global and local health authorities. Among the precautions implemented, we have generally restricted access to our manufacturing and administrative facilities to essential employees only and permitted a limited number of nonessential employees into other facilities with a strict approval process, implemented a multi-step pre-screening access process before an employee can enter a facility, communicated regularly with employees and provided education and implemented controls related to physical distancing and hygiene measures, implemented remote work arrangements where appropriate, restricted business travel, and shifted the production of our products to a different mix of products in order to meet the changes in demand as a result of the COVID-19 pandemic. To date, these arrangements have not materially affected our ability to maintain our business operations, including the operation of financial reporting systems and our internal audit and accounting controls and procedures.

The COVID-19 pandemic did not have a material impact on our results of operations, cash flows and financial position for the years ended December 31, 2021 and 2020, however, the pandemic had a negative impact on certain aspects of our business and a positive impact on others. The COVID-19 pandemic caused complications in logistics and personnel transport during mandatory quarantine periods. Also, we had to hire additional personnel to substitute unavailable staff due to quarantine for potential exposure to COVID-19. We also incurred additional expenses by contracting third parties to substitute unavailable personnel and purchasing personal protective equipment (“PPE”). Price changes in raw materials also impacted our business, however, we were able counteract the impact of these effects by launching new products, training our sales forces to capitalize on opportunities, implementing fewer discount promotions, generating demand in markets such as Colombia and Central America, and by growing our generic drug business. Although revenue initially decreased during the second quarter of 2020, sales are improving and returning to pre-pandemic levels, although with a different mix of products as of year-end December 31, 2020 and continue to increase during the year ended December 31, 2021.

For the years ended December 31, 2021 and 2020, most of our segments experienced product demand shifts that caused net sales to increase in certain product categories and decrease in other categories. We attribute these demand shifts to consumer and customer behavior changes surrounding the COVID-19 pandemic and the movement and social distancing restrictions put in place to combat the spread of the virus. Furthermore, the COVID-19 pandemic resulted in changes to morbidity rates for certain underlying health conditions which resulted in increased demand for certain products and decreased the demand for other products. We benefited operationally and financially from a significant growth in the sale of certain products such as (i) products that are associated with immunity, such as Vitamin C products (Lemovit, Gumivit, Vitamin C Colmed), Vitamin D products (Deferol, Vitamin D Colmed) and Zinc products (FortZink), (ii) products for preventive or curative effects of COVID-19, such as Kimod (Ivermectin) and Azithromycin Colmed, (iii) anesthetic corticosteroids for use in intensive care unit, such as Tracurion (cisatracurium), rocuronium and vecuronium, and (iv) anti-fluid masks manufactured by our Rymco facilities. The increase in revenue from the increased sales of such COVID-19 related products was partially offset by a decrease in sales of certain products due to the reduction of morbidity rates in connection with certain underlying health conditions that reduced the demand for products such as (i) gastrointestinal products, such as Ezolium, Nytax and Ifaxim, as a result of what we believe to be a healthier diet from eating at home, (ii) products for vaginal infectious diseases, such as Vaxiduo and Albisec, (iii) respiratory products, such as Alercet, Alercet D and Cloperax, as a result of people being at home and having less exposure to smog in cities, and (iv) Intra-hospital anti-infectives products such as Meropenen and Tapectan as a result of the reduction in elective surgical procedures. We also benefited from our sales distribution model which enables us to have a wide exposure to various pharmaceutical company customers.

Also, for the years ended December 31, 2021 and 2020, we had incremental operating costs of approximately $3.8 million and $5.2 million, respectively, related to COVID-19 pandemic, primarily due to the precautions implemented to keep our employees safe as well as increased material costs.

The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, future results of operations and financial condition will depend on future factors that are highly uncertain and cannot be accurately predicted. These factors include, but are not limited to, new information that may emerge concerning COVID-19, the scope and duration of business closures and restrictions, and the duration and severity of the COVID-19 pandemic, including if new strains of the virus become more prevalent, contagious or harmful. These factors may continue to increase or decrease consumer and/or customer demand for certain products within our business segments. Due to these and other uncertainties, we cannot estimate the length or severity of the impact of the pandemic on our business.

The impact of COVID-19 vaccination efforts on the evolution of the pandemic globally, and the effectiveness of vaccines on new strains and variants of the COVID-19 virus, remains uncertain at this time. The situation surrounding COVID-19 remains fluid, and we are actively managing our response and assessing potential impacts to our financial condition, supply chains and other operations, employees, results of operations, consumer demand for our products, and our ability to access capital. In addition, during the year ended December 31, 2021 we deployed our vaccination plan with the end goal of improving safety conditions and protecting our employees. As mandatory lockdowns in most countries have been relaxed certain of our departments have initiated a return-to-work plan at our facilities, resulting in an increase of COVID-19 testing for employees, as well as personal protective equipment.

For more information on recent developments affecting our business as a result of the COVID-19 pandemic, see “Item 4: Information on the Company”.

Research and Development for Pharmaceuticals Industry

Continued strengthening in early-stage development pipelines for drugs and biologics, compounded by increasing clinical trial breadth and complexity, support our belief in the attractive growth prospects for development of delivery solutions. Large companies are in many cases reconfiguring their R&D resources, increasingly involving the use of strategic partners for important outsourced functions. Additionally, an increasing portion of compounds in development are from companies that do not have a full R&D infrastructure, and thus are more likely to need strategic development solutions partners.

We have invested $16.0 million, $15.8 million and $13.2 million in R&D for the years ended December 31, 2021, 2020 and 2019, respectively,

For more information, see “Item 4: Information on the Company”.

Aging Population in Latin America

Aging population demographics in Latin American countries, combined with health care reforms in many global markets that are expanding access to treatment to a greater proportion of their populations, will continue to drive increases in demand for pharmaceuticals, biologics, and consumer health products. Increasing economic affluence in developing regions will further increase demand for healthcare treatments, and we are taking active steps to allow us to participate effectively in these growth regions and product categories. In accordance with a report by the United Nations Department of Economics and Social Affairs, in 1975, 41% of the population in Latin America was 14 years of age or younger, 55% was between 15 and 64 years of age and 4% was 65 years of age or older, and in 2000, 31% of the population was 14 years of age or younger, 63% was between 15 and 64 years of age and 6% was 65 years of age or older. Pursuant to the report, it is estimated that by 2025, 22% of the population will be 14 years of age or younger, 68% will be between 15 and 64 years of age and 10% will be 65 years of age or older, and by 2050, 16% of the population will be 14 years of age or younger, 63% will be between 15 and 64 years of age and 21% will be 65 years of age or older.

We believe the market access and payor pressures our customers face, global supply chain complexity, and the increasing demand for improved treatments will continue to escalate the need for product differentiation, improved outcomes, and treatment cost reduction, all of which can often be addressed using our advanced delivery technologies.

Fast Growing Pharmaceuticals Market in Latin America

We participate in the global pharmaceutical and biotechnology industry, which has been estimated to generate more than $1 trillion in annual revenue over the next eight years following 2020, including, but not limited to, the prescription drug and biologic sectors as well as consumer health, which includes the OTC and vitamins and nutritional supplement sectors. Innovative pharmaceuticals continue to play a critical role in the global market, while the share of revenue due to generic drugs and biosimilars is increasing in both developed and developing markets. Sustained developed market demand and rapid growth in emerging economies such as Latin America is driving the consumer health product growth rate to more than double that for pharmaceuticals. Payors, both public and private, have sought to limit the economic impact of pharmaceutical and biologics product demand through greater use of generic and biosimilar drugs, access and spending controls, and health technology assessment techniques, favoring products that deliver truly differentiated outcomes. Additionally, we believe the demand for innovative delivery systems will increase due to growing healthcare expenditures globally (estimated at a compounded annual growth rate of 7% from 2020 to 2024, according to independent third-party industry reports) and the implementation of government reforms to improve the regulatory environment in Latin America and intellectual property protection.

Large and Fast-growing CDMO (Contract Manufacturing Organization) Market

We participate in the CDMO market which, according to independent third-party industry reports, is estimated to continue its growth of 6.4% over the next four years. It is also estimated that outsourced pharmaceutical manufacturing will continue its growth of 6.5% over the next four years. We believe there is a high potential to increase outsourced pharmaceutical manufacturing worldwide since only approximately 26% of global pharmaceutical manufacturing is currently being outsourced. The CDMO industry is highly fragmented, with the top 10 manufacturers holding less than a 20% market share in terms of revenue, creating opportunities for inorganic growth through consolidation and entry into adjacent markets.

Healthcare Expenditures

We participate in global pharmaceutical and biotechnology industry; healthcare expenditure is expected to reach a compounded annual growth rate of 7% from 2020 to 2022 globally and for Latin America, when compared to 5% globally and 3% for Latin America for the period from 2016 to 2019, according to independent third-party industry reports. We believe this increase in expenditure will be primarily driven by an increasing middle class across Latin America coupled with a rapidly aging population, with the percentage of individuals over 65 years of age expected to increase from 6% in 2020 to 21% by 2050.

Business Transformation Initiatives

At the end of 2018, we began a process of updating our business model, migrating our product line management scheme to a B-to-B market scheme for our NextGel iCDMO business segment, and a B-to-C market scheme for its Farma Procaps, Clinical Specialties and VitalCare product lines by dividing them into business segments based on by strategic regions: Colombia, CASAND and CAN, while segmenting Diabetrics as its own business segment. This change in our operating model was formally implemented as of the first three months of 2019. As part of this change in management structure, we appointed executive vice presidents for each new segment/region and certain corporate areas that provide support and guidelines for each business segment.

Foreign Exchange Rates

Our operating network is global, and, as a result, we have substantial revenues and operating expenses that are denominated in currencies other than the U.S. dollar, the currency in which we report our financial results, and are therefore influenced by changes in currency exchange rates. For the years ended December 31, 2021 and 2020, approximately 41% and 56% of our revenue, respectively, was generated in currencies other than the U.S. dollar. Functional foreign currencies for certain regional markets such as the Colombian Peso and Brazilian Real, where we have significant operations, have experienced significant decrease in value when compared with the U.S. dollar in 2021 and for the year ended December 31, 2020, as a result of several factors, such as the COVID-19 pandemic, which caused economic distress in those regional markets, significant fluctuation in oil prices and the political climate and uncertainty in such markets. As a result, the devaluation of the Colombian Peso and Brazilian Real had a negative impact on our results of operations for the years ended December 31, 2021 and 2020, especially gross profits and our margins.

E. CRITICAL ACCOUNTING ESTIMATES.

For discussion on our critical accounting estimates see Note 4 “Critical accounting judgements and key sources of estimation uncertainty” in our Annual Audited Consolidated Financial Statements, included elsewhere in this annual report.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

A. Directors and Senior Management

Set forth below is information concerning our officers and directors. Our executive officers are appointed by the board of directors to serve in their roles. Each executive officer is appointed for such term as may be prescribed by the board of directors or until a successor has been chosen and qualified or until such officer’s death, resignation or removal. The business address for each director is provided below.

Name	Age	Position Held	Committees
Ruben Minski(1)	70	Chairman of the Board	Mergers and Acquisitions
Jose Minski(2)	63	Director	—
Alejandro Weinstein(3)	64	Director	Mergers and Acquisitions (Chair)
Luis Fernando Castro(4)	55	Director	Compensation (Chair), Nominating (Chair) and Audit
Daniel W. Fink(5)	44	Director	Audit
Kyle P Bransfield(6)	37	Director	Mergers and Acquisitions
David Yanovich(7)	51	Director	Compensation, Nominating and Audit (Chair)

(1)	The business address of Mr. Ruben Minski is Calle 80 No. 78B-201, Barranquilla, Atlántico, Colombia.
(2)	The business address of Mr. Jose Minski is 21500 Biscayne Boulevard, Suite 600, Aventura, Florida 33180.
(3)	The business address of Mr. Weinstein is Calle 80 No. 78B-201, Barranquilla, Atlántico, Colombia.
(4)	The business address of Mr. Castro is Calle 80 No. 78B-201, Barranquilla, Atlántico, Colombia.
(5)	The business address Mr. Fink is 1425 Brickell Ave., #57B, Miami, FL 33131
(6)	The business address of Mr. Bransfield is 1425 Brickell Ave., #57B, Miami, FL 33131
(7)	The business address of Mr. Yanovich is Calle 80 No. 78B-201, Barranquilla, Atlántico, Colombia.

Background of Our Directors

The following is a brief biography of each of our directors:

Ruben Minski. Mr. Ruben Minski has been our founder and Chief Executive Officer since 1976. Mr. Ruben Minski received a Chemical Engineering degree from Northeastern University in Boston, Massachusetts. He also participated in the Owners/President Management program at the Harvard Business School, and the CEOs’ II: The Next Step in Strategic Management and the CEOs’ Management Programs at Northwestern University’s Kellogg School of Management. Currently, he is a member of our board of directors and the board of directors of Crynssen, Union, Gelco S.A.S., Descafeinadora Colombiana S.A. — Descafecol and Endeavor Colombia. Ruben Minski is the brother of Jose Minski, a member of our board of directors.

Jose Minski. Mr. Jose Minski holds a BS in Management Engineering from Worcester Polytechnic Institute and a Certificate in Mergers and Acquisitions from Northwestern University’s Kellogg School of Management. He has more than 35 years of experience working in the health, wellness and consumer goods sectors. He is a co-founder of WM Partners LP, a middle-market private equity firm focused on the health and wellness industry. He currently serves on our board of directors and also serves on the boards of directors of Gelco S.A.S. and Descafeinadora Colombiana S.A. — Descafecol. He previously served as Chief Executive Officer of Nutranext LLC. Jose Minski is the brother of Ruben Minski, our Chief Executive Officer and Chairman of our board of directors.

Alejandro Weinstein. Mr. Weinstein holds a Business Administration degree from the Universidad Catolica de Chile and participated in the Owner/President Management Program at Harvard Business School. He is a Certified Public Auditor and accountant and has more than 30 years of experience in the healthcare and wellness industries, both operating and investing. He is a co-founder of WM Partners LP, a middle-market private equity firm focused on the health and wellness industry. He is also an investor and General Partner of Olive Tree Venture (OTV), an Israel based venture capital fund, as well as investor and Principal of Vanterra Capital. Mr. Weinstein also serves on our board of directors and several private companies, and is currently a nominee to serve as a director for L Catterton Latin America Acquisition Corp, a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Previously, Mr. Weinstein served as Chief Executive Officer of CFR Pharmaceuticals S.A. (“CFR”) for 10 years. As Chief Executive Officer of CFR, he transformed CFR from a local Chilean pharmaceutical company into a global pharmaceutical player. Mr. Weinstein has been involved in several exit transactions and has extensive M&A transaction experience.

Luis Fernando Castro. Mr. Castro holds a BS in Mathematics from Fordham University, a BS in Industrial Engineering from Columbia University and an MBA from the Universidad de los Andes Bogota in Colombia. He has 28 years of experience in the financial, construction, infrastructure and agroindustry sectors. He previously served as Chief Executive Officer of Banco Colombiano de Comercio Exterior S.A., Colombia’s development bank and has been an entrepreneur. Currently, he is fund manager of a private equity fund in the agribusiness sector and serves as a member of our board of directors, and on the boards of Tecnoglass INC. (TGLS), Castro Tcherassi SA (infrastructure and construction), and Accenorte S.A.S. and Devimed S.A, both road concessions.

Daniel W. Fink. Mr. Fink serves as a Senior Vice President for Corporate M&A at PepsiCo, Inc. since February 2022. He previously served as the Chief Operating Officer and a Director of Union until the Closing of the Business Combination and as a Director of Union Acquisition Corp. until it completed its merger with Bioceres in March 2019. Mr. Fink was also a Managing Principal at Blue Moose of Boulder, an emerging natural foods company, from October 2015 until January 2022. Mr. Fink has spent the majority of his career in investment banking and consumer private equity, including working at Morgan Stanley from 1999 to 2001, J.W. Childs Associates, L.P. from 2001 to 2007, Stone Tower Equity Partners from 2007 to 2008 and Centerview Capital from 2009 to 2013. From 2013 to 2015, Mr. Fink was at Bacardi Limited where he served as Vice President of Finance/Business Planning. Mr. Fink received a BA in Economics from Yale University and an MBA from Harvard Business School.

Kyle P. Bransfield. Mr. Bransfield currently serves as the President, the Chief Executive Officer and a director of Union Finance Corp. since its inception in 2021 and as the Chief Executive Officer and a director of Union III since June 2020 and of UGC since April 2021. He has also served as director of Union I since November 2017 and as its Chief Executive Officer from December 2017 until it completed its merger with Bioceres in March 2019 and served as Chief Executive Officer and a director of Union since its inception until the Closing of the Business Combination. Mr. Bransfield currently serves on the board of Procaps, Bioceres Crop Solutions (NYSE American: BIOX), and sits on the audit, compensation, and nominating and governance committees. Mr. Bransfield is Founder and CEO of Union Acquisition Group a private and public markets investment firm. Prior to Union Acquisition Group, Mr. Bransfield was a Partner at Exos Technology Financial Partners where he established a SPAC Asset Management business through the formation of Exos SPAC Opportunities I and the Morgan Creek-Exos SPAC+ Fund. Prior to Exos, Mr. Bransfield was a Partner of Atlantic-Pacific Capital and led the firm’s global direct private placement and structured investment activities beginning in 2015. Mr. Bransfield has over 13 years of experience in direct equity and debt private markets principal investing, capital raising, and investment banking. Prior to joining Atlantic-Pacific, Mr. Bransfield was an investment banker in Sagent Advisors’ Private Financing Solutions Group (“Sagent”) from 2014 to 2015. Prior to Sagent, Mr. Bransfield spent five years from 2009 to 2014 as a Principal and General Partner at CS Capital Partners, a Philadelphia-based multi-family office focused on alternative investments. In his role there, he co-managed a portfolio.

David Yanovich. Mr. Yanovich holds a master’s degree in Economics from the London School of Economics and a BS in Industrial Engineering from Universidad de Los Andes in Colombia. He has more than 25 years of experience in investment banking and project structuring, particularly in the mining and energy industries. He currently serves as President at Cerrito Capital S.A.S, an advisory, consulting and investment banking firm focused on the Colombian market. He previously served as General Manager at Colgener S.A. and as Director of Investment Banking at Corfivalle. He currently serves as a director on the boards of Oleoducto Central S.A, Celsia S.A., Proterra S.A., Crynssen Pharma Group Ltd, LarrainVial Colombia S.A. and Suramericana S.A. He also volunteers his time and is involved as a director of the Best Buddies Foundation in Colombia.

Our Senior Management

Our senior management oversees our day-to-day operations to ensure that our overall strategic objectives are implemented and reports to our board of directors. The names, ages, and current positions of our current senior management team are listed in the table below. For biographical information concerning Mr. Ruben Minski, see “— Background of Our Directors” above. The business address for our senior management team is Calle 80 No. 78B-201, Barranquilla, Atlántico, Colombia.

Name	Age	Position Held
Ruben Minski	70	Chief Executive Officer
Dr. Camilo Camacho	48	President
Patricio Vargas Muñoz	49	Chief Financial Officer
Carlos Piocuda Russo	37	Vice-President of Corporate Finance
Grethel Moreno Romero	58	Vice-President of Audit and Internal Controls
Marcela Carvajalino Pagano	55	Vice-President of Corporate and Legal Affairs
Mauricio Castañeda Caballero	45	Vice-President of Human Resources
Luis Alberto Palacios Aragon	58	Vice-President of International Marketing and R&D

Dr. Camilo Camacho. Dr. Camacho has served as our President since April 2021. Prior to joining Procaps, Dr. Camacho served as General Manager at Abbott Laboratories’ Established Pharmaceutical Division (EPD) of the Colombia region from 2014 to 2018 and of the North Latin America region from 2018 to 2021. There he led the integration of Abbott Laboratories in Colombia after its acquisition of CFR Pharmaceuticals, and after Laboratorio Franco Colombiano Lafrancol S.A.S. (“Lafrancol”) was acquired by CFR Pharmaceuticals in Colombia. Previously he worked for CFR Recalcine Colombia as a General Manager, Lafrancol as Vice President and Novartis de Colombia as Product Manager. He received his Medical Degree from the Escuela Colombiana de Medicina, Colombia, a Specialist in Pharmacology from the Universidad Nacional de Colombia, and an MBA from the INALDE Business School Colombia.

Patricio Vargas Muñoz. Mr. Vargas serves as our Chief Financial Officer. Mr. Vargas has 24 years of public company experience in finance and business development with senior executive roles held in multinational corporations. Mr. Vargas previously served as Finance Vice President & Treasurer at Empresas CMPC S.A. (CMPC.CL), a pulp and paper company with more than $5 billion in revenue that produces and markets solid wood products, pulp, paper, tissue, personal care and packaging products in Latin America. Prior to that, Mr. Vargas served as Chief Financial Officer of CMPC Biopackaging S.A. from September 2018 to December 2020 and Chief Executive Officer of Agrofoods Central Valley Chile S.A., an international food processor, from November 2015 to October 2017. Prior to that, Mr. Vargas was the Chief Financial Officer of CFR from August 2010 until January 2015. Mr. Vargas holds an Engineering degree, with specialization in Electrical and Industrial Engineering, from Universidad Católica de Chile, as well as an MBA from Universidad Adolfo Ibáñez. Additionally, Mr. Vargas completed the Advanced Management Program at Harvard Business School.

Carlos Piocuda Russo. Mr. Piocuda serves as our Vice-President of Corporate Finance. Mr. Piocuda has been a member of our senior management team since 2019. Mr. Piocuda also served as one of our financial managers since 2015. Mr. Piocuda received an MBA from Universidad del Norte in Colombia. Mr. Piocuda has over 12 years of combined experience having held financial and administrative positions in the oil and gas and pharmaceutical industries.

Grethel Moreno Romero. Ms. Moreno serves as our Vice-President of Audit and Internal Controls. Ms. Moreno holds a BS in Systems Engineering from Universidad del Norte in Colombia as well as an MBA where she specialized in Finance and Senior Management studies. Her experience of more than 30 years in management positions in the financial and internal audit areas in the oil and gas and pharmaceutical industries has allowed her to lead project structuring processes, mergers and acquisitions operations, equity sale transactions, syndicated loans with local and international banks, strategic planning, among other responsibilities. Ms. Moreno has served as Vice-President of Audit and Internal Controls of Procaps since September 2018 and has led the establishment of corporate guidelines aimed at strengthening Procaps’ control system processes.

Marcela Carvajalino Pagano. Ms. Carvajalino has served as our Vice-President of Corporate and Legal Affairs since 2013. Ms. Carvajalino is an attorney with a law degree from Universidad del Norte in Colombia where she specialized in Negotiation and Conflict Management, and Senior Management of Corporate Reputation. Ms. Carvajalino has over 28 years of experience, where she has worked in the industrial and health sectors, and led processes of organizational transformation, strategic planning and reputational development with an emphasis on legal, corporate and human resources issues, and defining corporate policies and processes. Ms. Carvajalino has also served as an executive member of several boards of directors of private organizations and associations.

Mauricio Castañeda Caballero. Mr. Castañeda has served as our Vice-President of Human Resources since August of 2014. Mr. Castañeda holds a degree in Business Administrator from Universidad de la Sabana in Colombia. He also holds complimentary studies in specialization of Strategic Marketing from Colegio de Estudios Superiores de Administración in Colombia and an MBA from INALDE Business School in Colombia. He has over 20 years of experience in the mass retail, insurance, and health sectors, where he has led organizational planning and transformation processes, strategic planning of human resources with emphasis on the design of succession plans, labor legislation and complementary reforms, and variable compensation systems, among other projects.

Luis Alberto Palacios Aragon. Mr. Palacios has served as our Vice-President of International Marketing and R&D since 2019. Mr. Palacios graduated from the Universidad del Pacifico in Peru with a Business Management degree. He later received a Master in Marketing and Commercial Management from the American University of Paraguay and leadership training at Northwestern University’s Kellogg School of Management. He has 35 years of varied and extensive experience in the Latin America pharmaceutical sector, performing different commercial functions managing clients, especially health professionals from different Latin American countries. He has served Procaps for the past six years as the head of Procaps’ Farma Procaps business for Colombian operations, leading commercial management and international marketing practice, promoting the development of science and innovation.

Management Structure

The table below shows our management structure.

In addition to our executive officers and our senior management team, each of our business segments (NextGel, Procaps Colombia, CAN, CASAND and Diabetrics) is managed by a Vice-President that reports directly to the President.

B. COMPENSATION

Compensation of Directors

Each member of our board of directors receives compensation in the amount of $56,000 per annum except for (i) any director who is an officer or employee, and (ii) Mr. Weinstein who receives compensation in the amount of $150,000 per annum which amount includes all services which Mr. Weinstein provides to us.

Compensation of Executive Officers and Senior Management Team

For the years ended December 31, 2021, 2020 and 2019, our executive officers and senior management team received an aggregate compensation of approximately $5.3 million (including a special bonus paid in connection with the Closing of the Business Combination and the listing of the Ordinary Shares on the Nasdaq), $2.7 million and $1.9 million, respectively. The aggregate compensation paid directly or indirectly to our executive officers and senior management team consists of: (i) wages paid by our subsidiary, Procaps Group S.A.; (ii) consulting fees paid to certain of Procaps’ executive officers and senior management team members by Horslig GMBH or Pharminter GMBH, indirect subsidiaries of Procaps; and (iii) employee benefits.

Our executive officers and members of our senior management team are employed directly by Procaps S.A., or one of our other subsidiaries, and participate in such company’s benefits plan and government pension plan, if any, on the same basis as its other employees. We have a strategic variable bonus system that grants cash compensation for achievement of both financial and tactical objectives. These bonuses represent approximately 30% of our executive officers’ and senior management team’s total compensation and are paid on a semi-annual basis.

C. BOARD PRACTICES

Our board of directors consists of seven directors, including four independent directors. Our board of directors also has an independent audit committee, nominating committee and compensation committee. Daniel W. Fink, Kyle P Bransfield, Luis Fernando Castro and David Yanovich are “independent directors,” as defined in Nasdaq listing standards and applicable SEC rules.

Board Committees

We have established four committees under the board of directors: an audit committee, a compensation committee, a nominating committee and a mergers and acquisitions committee. Each committee’s functions are described below. For information on the members and chairs of each committee see “— Directors and Senior Management” above.

Audit Committee

Our audit committee is responsible for, among other things:

●	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm their independence from management;

●	reviewing, with our independent registered public accounting firm, the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the annual financial statements that we file with the SEC;

●	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

●	reviewing our policies on risk assessment and risk management;

●	reviewing related person transactions; and

●	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Our audit committee consists of David Yanovich, as Chairman and Daniel Fink and Luis Fernando Castro, as members. Each qualifies as an independent director according to the rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, all of the audit committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules and at least one of the members qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. The written charter for the audit committee, is available on our website. The reference to our website address in annual report does not include or incorporate by reference the information on our website into this annual report.

Compensation Committee

Our compensation committee is responsible for, among other things:

●	reviewing and approving the factors to be considered in determining the compensation (either alone or, if directed by our board of directors, in conjunction with a majority of the independent members of our board of directors) of our Chief Executive Officer, Chief Financial Officer and President, and evaluate the performance of our executive officers in light of these factors, subject to ratification by our board of directors;

●	evaluating, recommending, reviewing and approving, subject to ratification by our board of directors, the executive officer’s compensation arrangements (both salary and bonus), plans, policies and programs maintained by Procaps;

●	evaluating, recommending and reviewing any equity incentive awards issued to any executive officers and directors that may be made under any equity-based compensation plan adopted by our board of directors; and

●	meet with the Chief Executive Officer and other executive officers annually to discuss any incentive compensation programs to be in effect for the executive officers for such fiscal year and the basis for evaluating the performance of the executive officers.

Our compensation committee consists of Luis Fernando Castro, as Chairman and David Yanovich, as a member, and each qualifies as an independent director according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership, including the heightened independence standards for members of a compensation committee. The written charter for the compensation committee, is available on our website. The reference to our website address in this annual report does not include or incorporate by reference the information on our website into this annual report.

Nominating Committee

Our nominating committee is responsible for, among other things:

●	evaluating the qualifications of potential directors proposed for appointment pursuant to the Nomination Agreement;

●	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; and

●	periodically reviewing our board of directors’ leadership structure and recommending any proposed changes to our board of directors.

Our nominating committee consists of Luis Fernando Castro, as Chairman and David Yanovich, as a member, and each qualifies as an independent director according to the rules and regulations of the SEC and Nasdaq with respect to nominating committee membership. The written charter for the nominating committee, is available on our website. The reference to our website address in this annual report does not include or incorporate by reference the information on our website into this annual report.

Mergers and Acquisitions Committee

Our mergers and acquisitions committee is responsible for, among other things:

●	reviewing and assessing, and assisting our management and board of directors in reviewing and assessing, potential acquisitions, strategic investments and divestitures;

●	providing guidance to our management and board of directors with respect to our acquisition, investment and divestiture strategies;

●	assisting our management and board of directors with identifying acquisition, investment and divestiture opportunities; and

●	overseeing the due diligence process with respect to proposed acquisitions, investments and divestitures by us.

Our mergers and acquisitions committee consists of Alejandro Weinstein, as Chairman and Ruben Minski and Kyle P. Bransfield, as members. The written charter for the mergers and acquisition committee, is available on our website. The reference to our website address in this annual report does not include or incorporate by reference the information on our website into this annual report.

Risk Oversight

Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our audit committee is also responsible for discussing our policies with respect to risk assessment and risk management. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors’ ability to fulfill its other duties and obligations.

D. EMPLOYEES

As of December 31, 2021, we had more than 4,900 full-time and temporary employees worldwide. Approximately 0.8% of our employees in our Rymco (2 employees) and Softgel (39 employees) manufacturing facilities are currently represented by industry labor union organizations. With respect to our technical talent, we employ more than 305 scientists, technicians and skilled personnel in R&D and innovation.

We are committed to our continued efforts to increase diversity and foster an inclusive work environment that supports the global workforce and the communities we serve. We recruit the best people for the job regardless of gender, ethnicity or other protected traits and it is our policy to fully comply with all laws applicable to discrimination in the workplace. Our diversity, equity and inclusion principles are also reflected in our employee training and policies. We continue to enhance our diversity, equity and inclusion policies which are guided by our senior management team.

We believe that we provide robust compensation and benefits to our employees. In addition to salaries, these programs, which vary by country/region, can include a 401(k) plan, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, family leave, among many others. We believe that our employee relations are satisfactory.

The table below sets forth the approximate number of our employees by geographic region as of December 31, 2021.

	South America	Central America	North America	Total
Approximate number of employees as of December 31, 2021	4,160	822	11	4,993

In addition to our executive officers, we rely on the Senior Management team above to lead and direct our business. The members of the Senior Management team hold positions in areas such as corporate finance, audit and internal corporate controls, human resources, corporate legal and regulatory affairs, and marketing and R&D.

E. SHARE OWNERSHIP

The following table shows the beneficial ownership of Ordinary Shares as of April 28, 2022, by:

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Except as otherwise noted herein, the number and percentage of Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Ordinary Shares which the holder has the right to acquire within 60 days of the Closing through the exercise of any option, warrant or any other right.

We have based percentage ownership on 112,824,183 Ordinary Shares outstanding as of April 28, 2022.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the Ordinary Shares beneficially owned by them.

Name and Address of Beneficial Owner	Number		Percentage(1)
Executive Officers and Directors:
Ruben Minski(2)	31,338,454	(7)	27.8%
Jose Minski(3)	17,960,146	(8)	15.9%
Alejandro Weinstein(4)	15,877,516	(9)	14.0%
Kyle P. Bransfield(5)	2,097,500	(10)	1.9%
Daniel W. Fink(6)	75,000		*
All directors and executive officers as a group (five individuals)	67,348,616		59.7%

Notes:

*	Less than 1%.
(1)	Percentages are based on 112,824,183 Ordinary Shares outstanding as of April 28, 2022.
(2)	The business address of Mr. Ruben Minski is Calle 80 No. 78B-201, Barranquilla, Atlántico, Colombia.
(3)	The business address of Mr. Jose Minski is 21500 Biscayne Boulevard, Suite 600, Aventura, Florida 33180.
(4)	The business address of Mr. Weinstein is Calle 80 No. 78B-201, Barranquilla, Atlántico, Colombia.
(5)	The business address of Mr. Bransfield is 1425 Brickell Ave., #57B, Miami, Florida 33131.
(6)	The business address of Mr. Fink is 1425 Brickell Ave., #57B, Miami, Florida 33131.
(7)	Represents shares held by the Sognatore Trust, which holds shares for Bricol International Corp., a company wholly owned by Mr. Ruben Minski, as beneficiary. Includes 4,875,868 Ordinary Shares held in escrow subject to release pursuant to the terms of the Transaction Support Agreement and related escrow agreement.
(8)	Represents shares held by the Simphony Trust, which holds shares for Mr. Jose Minski as beneficiary. Includes 2,794,372 Ordinary Shares held in escrow subject to release pursuant to the terms of the Transaction Support Agreement and related escrow agreement.
(9)	Represents shares held by Hoche Partners Pharma Holding S.A., an entity controlled by Mr. Weinstein.
(10)	Includes shares held by Union Acquisition Associates II, LLC, an entity controlled by Mr. Bransfield, and PENSCO Trust Company, which holds shares for Mr. Bransfield as beneficiary. Includes 625,000 Ordinary Shares held in escrow subject to release pursuant to the terms of the Transaction Support Agreement and related escrow agreement.

Item 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table shows the beneficial ownership of Ordinary Shares as of April 28, 2022 by each person known to by us to be the beneficial owner of more than 5% of the Ordinary Shares.

Except as otherwise noted herein, the number and percentage of Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Ordinary Shares which the holder has the right to acquire within 60 days of the Closing through the exercise of any option, warrant or any other right.

We have based percentage ownership on 112,824,183 Ordinary Shares outstanding as of April 28, 2022.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the Ordinary Shares beneficially owned by them.

Name and Address of Beneficial Owner	Number		Percentage(1)
Five Percent Holders:
Sognatore Trust(2)	31,338,454	(7)	27.8%
Simphony Trust(3)	17,960,146	(8)	15.9%
Deseja Trust(4)	17,960,146	(9)	15.9%
Hoche Partners Pharma Holding S.A.(5)	15,877,516	(10)	14.1%
International Finance Corporation(6)	9,492,427	(11)	8.4%

Notes:

(1)	Percentages are based on 112,824,183 Ordinary Shares outstanding as of April 28, 2022.
(2)	The business address of the Sognatore Trust is Oficina 503A-02, Edificio Quantum (500) Ruta 8 km. 17.500 Zonamérica, Montevideo, Uruguay.
(3)	The business address of the Simphony Trust is 29 Bancroft Mills Road, Wilmington, Delaware 19806.
(4)	The business address of the Deseja Trust is 29 Bancroft Mills Road, Wilmington, Delaware 19806.
(5)	The business address of Hoche Partners Pharma Holding S.A. is 3A, Val Ste Croix, L-1371 Luxembourg, Grand Duchy of Luxembourg.
(6)	The business address of the International Finance Corporation is 2121 Pennsylvania Avenue, NW, Washington DC, 20433.
(7)	Based on a Schedule 13D filed on October 12, 2021. Represents shares held by the Sognatore Trust, which holds shares for Bricol International Corp., a company wholly owned by Mr. Ruben Minski, as beneficiary. Includes 4,875,868 Ordinary Shares held in escrow subject to release pursuant to the terms of the Transaction Support Agreement and related escrow agreement.
(8)	Based on a Schedule 13D filed on October 12, 2021. Represents shares held by the Simphony Trust, which holds shares for Mr. Jose Minski as beneficiary. Includes 2,794,372 Ordinary Shares held in escrow subject to release pursuant to the terms of the Transaction Support Agreement and related escrow agreement.
(9)	Based on a Schedule 13D filed on October 12, 2021. Represents shares held by the Deseja Trust, which holds shares for Mr. Meyer Minski as beneficiary. Includes 2,794,372 Ordinary Shares held in escrow subject to release pursuant to the terms of the Transaction Support Agreement and related escrow agreement.
(10)	Based on a Schedule 13D filed on October 12, 2021. Represents shares held by Hoche Partners Pharma Holding S.A., an entity controlled by Mr. Weinstein.
(11)	Based on a Schedule 13G filed on February 14, 2022.

B. RELATED-PARTY TRANSACTIONS

We have engaged in, and we expect that we will continue to engage in, transactions with related parties, including, without limitation, the transactions described below. We believe the terms and conditions of these arrangements are generally equivalent to those which we could obtain from an unaffiliated third party, to the extent there are third parties which could provide comparable goods or services. For more information regarding our relationships and transactions with related parties, see Note 29 to our Annual Audited Consolidated Financial Statements, included elsewhere in this annual report.

The Board of Directors has adopted a written related person transaction policy that sets forth certain policies and procedures for the review and approval or ratification of related person transactions, which comprise any transaction, arrangement or relationship in which the Company or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” for purposes of such policy means: (i) any person who is, or at any time during the applicable period was, one of the Company’s executive officers or one of the Company’s directors; (ii) any person who is known by the Company to be the beneficial owner of more than 5% of the Ordinary Shares; (iii) any immediate family member of any of the foregoing persons (which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law) of a director, executive officer or a beneficial owner of more than 5% of the Company’s voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of the Ordinary Shares; and (iv) any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

The table below sets forth the entities Procaps has engaged in related party transactions with and their relationship to Procaps.

Related Party	Relationship to Procaps
Promedical S.A.	A Bolivian sociedad anónima owned 50% by the Minski Family and measured as an equity method investment.
Fundación Procaps	A Colombian non-profit entity owned 100% by members of the Minski Family.
Industrias Intercaps de Venezuela	A Venezuelan compañía anónima owned 100% by members of the Minski Family and Hoche.
Originates Inc.	A Florida corporation owned 100% by members of the Minski Family.
Gelco S.A.S.	A Colombian sociedad por acciones simplificada that is 25% owned by members of the Minski Family.
Productora de Gelatina S.A.S.	A Colombian sociedad por acciones simplificada that is 25% owned by members of the Minski Family.
Laboratorios Vivax Pharmaceutical S.A.	A Venezuelan compañía anónima owned 100% by members of the Minski Family.
C.I. Naturmega S.A.	A Colombian sociedad anónima owned 100% by members of the Minski Family.
Simviel S.A.S.	A Colombian sociedad por acciones simplificada owned 100% by a member of the Minski Family.
Pharma Perspectives S.A.	A Costa Rican sociedad anónima owned 100% by members of the Minski Family and Hoche.
Carlton Mega Inversiones S.A.	A Costa Rican sociedad anónima owned 100% by members of the Minski Family and Hoche.
Sognatore Trust	A trust for the benefit of certain members of the Minski Family.
Deseja Trust	A trust for the benefit of certain members of the Minski Family.
Simphony Trust	A trust for the benefit of certain members of the Minski Family.
Tripod Pharma Hld	A Delaware company that was owned 100% by the Minski Family, until its cancellation in December 2020.
Citrus International Inc.	A Panamanian corporation formerly known as known as Batley Enterprises owned 100% by a member of the Minski Family.

Purchase and Sale of Goods and Services and Commercial Operations

Purchase of Goods and Services

Procaps has purchased goods and services in the ordinary course of business in arm’s length transactions under market terms from several related parties. During the years ended December 31, 2021, 2020 and 2019, Procaps purchased goods and services from the following companies: (i) C.I. Naturmega S.A.; (ii) Gelco S.A.S.; (iii) Productora de Gelatina S.A.S.; and (iv) Originates Inc. Such goods and services consisted primarily of the sale of refined fish oil, gelatin and other raw materials. During the years ended December 31, 2021, 2020 and 2019, Procaps has purchased a total of $10.2 million, $11.3 million and $11.4 million in goods and services from these companies, respectively.

Sale of Goods

Procaps has sold goods in the ordinary course of business in arm’s length transactions under market terms to several related parties. During the years ended December 31, 2021, 2020 and 2019, Procaps sold goods to the following companies: (i) Laboratorios Vivax Pharmaceutical S.A.; (ii) Originates Inc.; (iii) C.I. Naturmega S.A. and (iv) Promedical S.A. Such goods consisted primarily of raw materials. During the years ended December 31, 2021, 2020 and 2019, Procaps has sold a total of approximately $3.8 million, $3.8 million and $3.2 million in goods to these companies, respectively.

Sale of Services

Procaps has sold services in the ordinary course of business in arm’s length transactions under market terms to several related parties. During the years ended December 31, 2021, 2020 and 2019, Procaps sold services to the following companies: (i) Gelco S.A.S., (ii) Productora de Gelatina S.A.S. and (iii) Promedical S.A. Such services consisted primarily of technical advisory services. During the years ended December 31, 2021, 2020 and 2019, Procaps has sold a total of approximately $116 thousand, $87 thousand and $222 thousand in services to these companies, respectively.

Commercial Operations

Procaps has conducted commercial operations in the ordinary course of business in arm’s length transactions under market terms with several related parties.

During the years ended December 31, 2021, 2020 and 2019, Procaps conducted commercial operations with the following companies, generating accounts receivables payable by: (i) C.I. Naturmega S.A.; (ii) Simviel S.A.S.; (iii) Industrias Intercaps de Venezuela; (iv) Originates Inc.; (v) Gelco S.A.S.; (vi) Productora de Gelatina S.A.S.; (vii) Pharma Perspectives S.A.; (viii) Carlton Mega Inversiones S.A.; and (ix) Promedical S.A. Such commercial operations consisted primarily of back-office services, leases, technical advisory and sale of finished products and raw materials. During the years ended December 31, 2021, 2020 and 2019, Procaps generated a total of approximately $12.4 million, $13.4 million and $13.5 million in accounts receivables owed by these companies, respectively.

During the years ended December 31, 2021, 2020 and 2019, Procaps conducted commercial operations with the following companies, generating accounts payable to: (i) C.I. Naturmega S.A.; (ii) Simviel S.A.S.; (iii) Fundación Procaps; (iv) Originates Inc.; (v) Gelco S.A.S.; (vi) Productora de Gelatina S.A.S.; and (vii) Promedical S.A. Such commercial operations consisted primarily of purchase of raw materials, technical advisory and leases. During the years ended December 31, 2021, 2020 and 2019, Procaps generated a total of approximately $1.3 million, $4.8 million and $4.1 million in accounts payable to these companies, respectively.

Related Party Donations, Advances, Long-Term Receivables, Loans and Guarantees

Donations

Procaps S.A. has made donations to Fundación Procaps in the total amount of approximately $0.4 million, $0.3 million and $0.3 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Advances

Procaps periodically advances payments for services to be performed by certain related parties, including Simviel S.A.S. As of December 31, 2021, the total amount outstanding advanced by Procaps to Simviel S.A.S. for services to be performed was approximately $0.1 million.

Long-Term Receivables

Procaps sold pharmaceutical products to Industrias Intercaps de Venezuela and Laboratorios Vivax Pharmaceutical S.A. from 2010 through 2015 which, as of the date of this annual report, have not been paid. Long-term receivables in connection with such past sales outstanding as of December 31, 2021, owed by Industrias Intercaps de Venezuela and Laboratorios Vivax Pharmaceutical S.A. total approximately $18.1 million and $5.3 million, respectively. All such amounts have been provisioned for by Procaps. For more information, see Note 29 to our Annual Audited Consolidated Financial Statements included elsewhere in this annual report.

Loans

On January 13, 2013, Sognatore made a loan to Procaps on commercially reasonable, arm’s length terms, in the total amount of $13.7 million. As of December 31, 2021, the outstanding principal and interest balance of this loan owed by Procaps to Sognatore was approximately $4.5 million.

On April 17, 2018, Sognatore made an additional loan to Procaps on commercially reasonable, arm’s length terms, in the total amount of $1.4 million. All amounts owed under this loan have been paid and as of December 31, 2021, the outstanding balance on such loan is zero.

On April 19, 2018, Deseja made a loan to Procaps on commercially reasonable, arm’s length terms, in the total amount of $1.3 million. All amounts owed under this loan have been paid and as of December 31, 2021, the outstanding balance on such loan is zero.

On April 19, 2018, Simphony made a loan to Procaps on commercially reasonable, arm’s length terms, in the total amount of $1.3 million. All amounts owed under this loan have been paid and as of December 31, 2021, the outstanding balance on such loan is zero.

On May 30, 2018, Tripod Pharma Hld made a loan to Procaps on commercially reasonable, arm’s length terms, in the total amount of $9.5 million. On September 26, 2018, Tripod Pharma Hld made an additional loan to Procaps on commercially reasonable, arm’s length terms, in the total amount of $4.0 million. On January 1, 2020, Tripod Pharma Hld, acting as a nominee for Sognatore, Deseja and Simphony under these loans, assigned one-third (1/3) of the payment obligations under such loans to each of Sognatore, Deseja and Simphony. As of December 31, 2021, the outstanding principal and interest balance under these loans are approximately $0.3 million for Sognatore, $1.1 million for Deseja and $1.1 million for Simphony, for a total outstanding balance of approximately $2.5 million.

On May 31, 2018, Citrus International Inc. (formerly Batley Enterprises) made a loan to Procaps on commercially reasonable, arm’s length terms, in the total amount of $1.0 million. On June 27, 2018, and September 25, 2018, Citrus International Inc. made additional loans to Procaps on commercially reasonable, arm’s length terms, in the total amount of $3.5 million and $1.0 million, respectively. All amounts owed under these loans have been paid and as of December 31, 2021, the outstanding balance on such loans is zero.

Guarantees

Procaps S.A., a subsidiary of Procaps, is a guarantor under a loan by Banco Colpatria Multibanca Colpatria S.A., as lender, to C.I. Naturmega S.A., as borrower, the outstanding balance of which as of December 31, 2021 was COP $7,912 million (approximately U.S. $2.0 million).

Other Relationships

Sofgen Pharmaceuticals LLC, one of Procaps’ indirect subsidiaries, and Originates Inc. share payroll services from ADP and, prior to the closing of the Business Combination, had a linked employee 401(k) plan sponsored by Originates Inc. in which Sofgen Pharmaceuticals LLC participated as a participating employer, due to both entities being under common ownership. Prior to the closing of the Business Combination, Sofgen Pharmaceuticals LLC put in place its own 401(k) plan.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s Annual Audited Consolidated Financial Statements are included in Item 18 under the heading “Financial Statements”.

Legal Proceedings

We are involved in investigations, claims, lawsuits and other proceedings arising in the ordinary course of business. These matters involve personnel and employment issues, regulatory matters, contract, administrative and tax proceedings, among others, arising in the ordinary course of business, involving total contingencies of $0.5 million as of December 31, 2021. As of December 31, 2021, our total contingencies relating to legal proceedings in which our external legal counsel has identified the risk of loss as being probable and/or for which a provision had been recorded in our Consolidated Financial Statement were: (i) $0.35 million related to tax claims, (ii) $0.06 million related to labor claims, and (iv) $0.06 million related to administrative claims. For more information our litigation contingencies, see Note 22 to our Annual Audited Consolidated Financial Statements, included elsewhere in this annual report.

Claims may be filed against us in the future including by, but not limited to, third parties, employees (of our own or made available by service providers) and federal, state or local bodies due to transactions and procedures carried out by us or companies we acquire in the future.

Other than as described below, we do not believe that any of our current legal or administrative proceedings could individually cause a material adverse effect on our business, financial condition or results of operations.

Colombian Social Security and Taxes

Historically, Procaps has paid certain benefits to its employees that, according to prior interpretation of applicable Colombian labor and tax laws, were not considered as part of an employee’s salary for purposes of calculating taxable employee compensation. In 2012, the interpretation of what constitutes part of an employee’s compensation began to change in Colombia, which resulted in Procaps having to eliminate certain employee benefits such as transportation assistance and certain performance bonuses, and amend its overall policies relating to performance bonuses, in order to comply with such change in interpretation. Although Procaps has made considerable efforts to comply with such laws, it is possible that monetary penalties and additional labor taxes will be imposed on Procaps by the Colombia’s Ministry of Finance’s Pension and Parafiscal Management Unit (Unidad de Gestion Pensional y Parafiscal, or “UGPP”) for the periods prior to the implementation of such changes to employee benefits instituted by Procaps. Although Procaps has been subject to administrative proceedings by the UGPP in the past for alleged failures to pay social security benefits, which have resulted in non-material penalties and fines, there can be no assurances that future proceedings will not be initiated against Procaps which could result in material fines and liabilities.

Environmental Proceedings

Certain of our operations, primarily those conducted in Brazil through our subsidiary, Colbras Industria e Comercio Ltda., has been subject to administrative environmental legal proceedings, including a proceeding initiated by CETESB alleging a breach of environmental law due to unauthorized disposal and storage of hazardous substances at our São Paulo facilities in 2013. On May 18, 2020, a final decision in favor of Colbras Industria e Comercio Ltda. was granted, resulting in no liability to the company. Under Brazilian law, certain environmental administrative proceedings trigger a corresponding criminal proceeding by the Brazilian Federal Police (Polícia Federal do Brasil). The criminal proceeding linked to the above-mentioned administrative proceeding was terminated as a result of the final administrative decision.

Operating License

Colbras Industria e Comercio Ltda.’s license of operation (licença de operação) in connection with the warehouse and quality control laboratory located at our Softgel manufacturing facility in the city of Cotia, State of São Paulo, Brazil was denied by CETESB on May 9, 2013, due a legal proceeding initiated against Etesco Construcoes e Comercio LTDA (“Etesco”), the developer of the industrial park where such facilities are located, alleging non-compliance by Etesco with certain environmental requirements related to the distance of the facilities from the Coitia River and the percentage of “green area” (área verde) surrounding the park. CETESB has allowed our warehouse and quality control laboratory to operate until the proceeding against Etesco is resolved. In the event such proceeding is resolved negatively against Etesco, CETESB may not grant us a license of operations which could force us to suspend operations of the warehouse and quality control laboratory located at our Softgel manufacturing facility.

Dividend Distribution Policy

From the annual net profits of the Company, at least 5% shall each year be allocated to the reserve required by applicable laws (the “Legal Reserve”). That allocation to the Legal Reserve will cease to be mandatory as soon and as long as the aggregate amount of the Legal Reserve amounts to 10% of the amount of the share capital of the Company. The general meeting of shareholders shall resolve how the remainder of the annual net profits, after allocation to the Legal Reserve, will be disposed of by allocating the whole or part of the remainder to a reserve or to a provision, by carrying it forward to the next following financial year or by distributing it, together with carried forward profits, distributable reserves or share premium to the shareholders in proportion to the number of the Ordinary Shares they hold.

The Board of Directors may resolve that the Company pays out an interim dividend to the shareholders, subject to the conditions of article 461-3 of the 1915 Law and the Company’s amended and restated articles of association. The Board of Directors shall set the amount and the date of payment of the interim dividend.

Any share premium, assimilated premium or other distributable reserve may be freely distributed to the shareholders subject to the provisions of the 1915 Law and the Company’s amended and restated articles of association. The dividend entitlement lapses upon the expiration of a five-year prescription period from the date of the dividend distribution. The unclaimed dividends return to our accounts.

B. SIGNIFICANT CHANGES

There have been no significant changes since the approval date of our Annual Audited Consolidated Financial Statements included elsewhere in this annual report.

Item 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our ordinary shares trade solely on the Nasdaq under the symbol “PROC.” Our ordinary shares do not trade in any other market.

B. DISTRIBUTION PLAN

Not applicable.

C. MARKETS

Our Ordinary Shares and Warrants began trading on the Nasdaq Global Market under the ticker symbol “PROC” and “PROCW”, respectively, in connection with the Business Combination, on September 30, 2021.

D. SELLING SHAREHOLDERS

Not applicable.

E. EXPENSES OF THE ISSUE

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The following is a summary of some of the terms of our ordinary shares, based on the Company’s amended and restated articles of association. The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Company’s amended and restated articles of association, and applicable Luxembourg law, including Luxembourg corporate law.

Ordinary Shares

Share Capital

The Company is authorized to issue 687,175,817 Ordinary Shares and zero Redeemable B Shares under its authorized share capital.

As of April 28, 2022, there were 112,824,183 Ordinary Shares outstanding and issued, 4,000,000 Redeemable A Shares issued and held in treasury by the Company and 4,500,000 Redeemable B Shares issued and held in treasury by the Company. There were also 23,375,000 Warrants outstanding, each entitling the holder to purchase one Ordinary Share at an exercise price of $11.50 per share.

On September 29, 2021, the Company redeemed 4,000,000 Redeemable A Shares held by Crynssen for an aggregate price of $40,000 so that, following the Merger and the Exchange, Crynssen would become a direct wholly owned subsidiary of the Company. Immediately prior to the redemption of the Redeemable A Shares, the Redeemable A Shares represented 16.53% of the total issued capital stock of the Company.

On September 29, 2021, immediately following the Exchange, the Company redeemed 4,500,000 Redeemable B Shares held by IFC for an aggregate price of $45,000,000, as negotiated with IFC in connection with the Business Combination, pursuant to the terms of the IFC Redemption Agreement. Immediately prior to the redemption of the Redeemable B Shares, the Redeemable B Shares represented 3.71% of the total issued capital stock of the Company.

The Redeemable A Shares and the Redeemable B Shares will remain issued shares under Luxembourg law until cancelled, but shall have no voting or dividend rights and shall not be counted for any quorum purposed under Luxembourg law.

Share Issuances

Pursuant to Luxembourg law, the issuance of Ordinary Shares and Redeemable B Shares requires in principle approval by the extraordinary general meeting of shareholders subject to necessary quorum and majority requirements. The extraordinary general meeting of shareholders of Company held prior to the Closing of the Business Combination approved an authorized capital and authorized the Board of Directors to (i) realize for any reason whatsoever, including any issue in one or several successive tranches of (a) any subscription and/or conversion rights, including warrants (which may be issued separately or attached to Ordinary Shares, bonds, options, notes or similar instruments), convertible bonds, notes or similar instruments as well as (b) new Ordinary Shares and Redeemable B Shares, with or without share premium, against payment in cash or in kind, by conversion of claims on the Company, by way of conversion of available reserves or in any other manner; (ii) determine the place and date of the issue or the successive issues, the issue price, the terms and conditions of the subscription of and paying up on the new Ordinary Shares or Redeemable B Shares; and (iii) remove or limit the preferential subscription right of the shareholders in case of issue against payment in cash of Ordinary Shares, Redeemable B Shares, warrants (which may be separate or attached to Ordinary Shares, bonds, notes or similar instruments), convertible bonds, notes or similar instruments, up to the maximum amount of such authorized capital for a maximum period of five years from the date of incorporation or any subsequent resolutions to create, renew or increase the authorized capital. The extraordinary general meeting of shareholders of the Company may renew or increase such authorized capital and such authorization to the Board of Directors to issue Ordinary Shares and Redeemable B Shares, each time for a period not exceeding five (5) years.

In addition, since the adoption of the amended and restated articles of association of the Company in connection with the Closing of the Business Combination, the Company’s shareholders authorized the Board of Directors to allocate existing shares of the Company without consideration or to issue new shares (“Bonus Shares”) paid-up out of distributable reserves (i) to employees of the Company or to certain classes of such employees; (ii) to employees of companies or economic interest groupings in which the Company holds directly or indirectly at least ten percent (10%) of the share capital or of the voting rights; (iii) to employees of companies or economic interest groupings which hold directly or indirectly at least ten percent (10%) of the share capital or of the voting rights of the Company; (iv) to employees of companies or economic interest groupings in which at least fifty percent (50%) of the share capital or of the voting rights are held, directly or indirectly, by a company holding itself, directly or indirectly, at least fifty percent (50%) of the share capital of the Company; or (v) to members of the corporate bodies of the Company or any of the other companies or economic interest groupings referred to under items (ii) to (iv) above, for a maximum period of five years from the date of incorporation or any subsequent resolutions to create, renew or increase the authorized capital (such period restriction is only applicable in case of an allotment of newly issued shares). The preferential subscription right of existing shareholders is, through their authorization to the Board of Directors, automatically waived in case of issuance of Bonus Shares.

Currently, no further Redeemable B Shares may be issued by the Board of Directors under the authorized capital as the maximum amount of Redeemable B Shares authorized by the extraordinary general meeting of shareholders of the Company held prior to the Closing of the Business Combination has been issued.

The Company recognizes only one (1) holder per share. In case an share is owned by several persons, they shall appoint a single representative who shall represent them in respect of the Company. The Company has the right to suspend the exercise of all rights attached to that share, except for relevant information rights, until such representative has been appointed.

Upon the consummation of the Business Combination, a delegate of the Board of Directors, who was granted powers pursuant to resolutions of the Board of Directors, resolved on the issuance of Ordinary Shares out of the authorized capital to Union shareholders. When delegating such powers to the delegate, the Board of Directors resolved on the applicable procedures and timelines to which such issuance will be subjected. In the event a proposal of the Board of Directors to issue new Ordinary Shares exceeds the limits of the Company’s authorized share capital, the Board of Directors must then convene the shareholders to an extraordinary general meeting to be held in front of a Luxembourg notary for the purpose of increasing the issued share capital. Such meeting will be subject to the quorum and majority requirements required for amending the amended and restated articles of association, it being understood that the amended and restated articles of association may be amended by a majority of at least two thirds (2/3) of the votes validly cast at such general meeting at which a quorum of more than half (1/2) of the Company’s share capital is present or represented. If no quorum is reached in a meeting, a second meeting may be convened in accordance with the provisions of Luxembourg law and the amended and restated articles of association of the Company, which may deliberate regardless of the quorum and at which resolutions are adopted at a majority of at least two thirds (2/3) of the votes validly cast. Abstentions and nil votes shall not be taken into account. If the capital call proposed by the Board of Directors consists of an increase in the shareholders’ commitments, the Board of Directors must convene the shareholders to an extraordinary general meeting to be held in front of a Luxembourg notary for such purpose. Such meeting will be subject to the unanimous consent of the shareholders.

Preferential Subscription Rights

Under Luxembourg law and in accordance with the amended and restated articles of association of the Company, existing shareholders benefit from a preferential subscription right on the issuance of new shares by the Company for cash consideration. However, since the adoption of the amended and restated articles of association of the Company pursuant to the terms of the Business Combination, the Company’s shareholders authorized the Board of Directors, within the limits of the Company’s authorized share capital and within a period of five years, to remove or limit any preemptive subscription rights of shareholders in case of issue against payment in cash of Ordinary Shares, Redeemable B Shares, warrants (which may be separate or attached to Ordinary Shares, bonds, notes or similar instruments), convertible bonds, notes or similar instruments and the Company can limit or suppress, subject to the quorum and majority for the amendment of the articles of association. Such shares may be issued above, at, or below market value, and, following a certain procedure, even below the accounting par value, if applicable per share. New Company shares also may be issued by way of incorporation of available reserves, including share premium.

Share Repurchases

The Company cannot subscribe for its own Ordinary Shares. The Company may, however, repurchase issued Ordinary Shares or have another person acting in his, her or its own name, but on behalf of the Company, repurchase issued Ordinary Shares, subject to the following conditions:

(1)	prior authorization by a simple majority vote at an ordinary general meeting of shareholders, which authorization sets forth:

(a)	the terms and conditions of the proposed repurchase and in particular the maximum number of Ordinary Shares to be repurchased;

(b)	the duration of the period for which the authorization is given, which may not exceed five years; and

(c)	in the case of repurchase for consideration, the minimum and maximum consideration per share;

(2)	redemptions, including shares previously acquired by the Company and held by it in its portfolio and shares acquired by a person acting in his, her or its own name, but on behalf of the Company, may not result in the net assets as shown in the annual accounts falling below the amount of the subscribed capital, increased by the reserves which Luxembourg law or the articles of association do not permit to distribute;

(3)	only fully paid-up Ordinary Shares may be repurchased; and

(4)	the offer to repurchase must be made on the same terms to all shareholders in the same situation except for repurchases which have been unanimously decided by a general meeting at which all shareholders were present or represented; similarly, listed companies may purchase their own Ordinary Shares on the stock exchange without an offer to acquire having to be made to its shareholders.

When the acquisition of the Company’s own Ordinary Shares is necessary to avoid serious and imminent harm to the Company, the prior authorization by a simple majority vote at an ordinary general meeting of shareholders described in paragraph (1) above shall not apply. In such a case, the Board of Directors must inform the shareholders at the following general meeting of the reasons for, and purpose of, the redemption, the number and nominal value, or failing that, such acquired Ordinary Share’s accounting par value, the fraction of the subscribed capital such acquired Ordinary Shares represent, as well as the countervalue of such Ordinary Shares.

The prior authorization by a simple majority vote at an ordinary general meeting of shareholders described in paragraph (1) above shall also not apply in the case of Ordinary Shares acquired either by the Company itself or by a person acting in his, her or its own name, but on behalf of the Company, for distribution to the employees of the Company or to the employees of an affiliate of Company due to a control relationship (i.e., its subsidiaries or controlling shareholder) or in any of the circumstances listed in article 430-16 of the 1915 Law. The distribution of such Ordinary Shares must be made within 12 months of the acquisition of those shares.

The authorization will be valid for a period ending on the earlier of five years from the date of such shareholder authorization and the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, the Board of Directors is authorized to redeem all Ordinary Shares under the conditions set forth in article 430-15 of the 1915 Law. Such purchases and sales may be carried out for any authorized purpose or any purpose that is authorized by the laws and regulations in force. The purchase price per Ordinary Share to be determined by the Board of Directors or its delegate shall represent not more than the fair market value of such Ordinary Shares.

Voting rights

Each Ordinary Share, Redeemable A Share and Redeemable B Share entitles the holder thereof to one vote. Neither Luxembourg law nor the Company’s amended and restated articles of association contain any restrictions as to the voting of Ordinary Shares, Redeemable A Shares and Redeemable B Shares by non-Luxembourg residents. The voting rights of the Redeemable A Shares and Redeemable B Shares are currently suspended as they are held in treasury by the Company.

Meetings

Ordinary General Meeting

In accordance with the 1915 Law and the Company’s amended and restated articles of association, there is no quorum requirement at an ordinary general meeting and resolutions are adopted by a simple majority of validly cast votes of the shareholders present or represented for a given duly convened ordinary general meeting. Abstentions and nil votes are not taken into account.

Extraordinary General Meeting

Extraordinary resolutions are required for any of the following matters, among others: (i) an increase or decrease of the authorized or issued capital (except if made by the Board of Directors under the authorized capital), (ii) a limitation or exclusion of preemptive rights (except if made by the Board of Directors under the authorized capital), (iii) approval of a statutory merger or de-merger (scission), (iv) the Company’s dissolution and liquidation, (v) any and all amendments to the Company’s amended and restated articles of association and (vi) change of nationality. Pursuant to the 1915 Law and the Company’s amended and restated articles of association, for any resolutions to be considered at an extraordinary general meeting of shareholders, the quorum shall be at least half (1/2) of the Company’s issued share capital at a first duly convened meeting, unless otherwise mandatorily required by law. If the said quorum is not reached, a second meeting may be convened, for which the 1915 Law and the Company’s amended and restated articles of association do not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting, except otherwise provided by law, by at least a two-thirds (2/3) majority of the votes validly cast at such meeting by shareholders. Abstentions and nil votes are not taken into account.

Annual Shareholders Meetings

The annual general meeting of shareholders must be held in the Grand Duchy of Luxembourg at the registered office of the Company within 6 months of the end of the preceding financial year.

Warrants

Pursuant to the Warrant Amendment, Union assigned to the Company all of Union’s right, title and interest in the Warrant Agreement and the Company assumed, and agreed to pay, perform, satisfy and discharge in full, as the same become due, all of Union’s liabilities and obligations under the Warrant Agreement arising from and after the Merger Effective Time.

Each Warrant is exercisable for one Ordinary Share and only whole warrants are exercisable. The exercise price of the Warrants is $11.50 per share, subject to adjustment as described in the Warrant Agreement. A Warrant may be exercised only during the period commencing on the date of the consummation of the Business Combination, and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) the date that is five (5) years after the date the Business Combination was completed, (y) the redemption date as provided in Section 6.2 of the Warrant Agreement, or (z) the liquidation of the Company. Redemptions of warrants for cash pursuant to the Warrant Agreement, once the Public Warrants become exercisable, may be redeemed (i) in whole and not in part, (ii) at a price of $0.01 per warrant, (iii) upon not less than 30 days’ prior written notice of redemption to each warrant holder, and (iv) if, and only if, the reported last sale price of the Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before sending the notice of redemption to each warrant holder. If the Public Warrants are called for redemption for cash, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the Warrant Agreement.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable (except as mentioned above) so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable and exercisable by such holders on the same basis as the Public Warrants.

Dividends

From the annual net profits of the Company, at least 5% shall each year be allocated to the Legal Reserve. That allocation to the Legal Reserve will cease to be mandatory as soon and as long as the aggregate amount of the Legal Reserve amounts to 10% of the amount of the share capital of the Company. The general meeting of shareholders shall resolve how the remainder of the annual net profits, after allocation to the Legal Reserve, will be disposed of by allocating the whole or part of the remainder to a reserve or to a provision, by carrying it forward to the next following financial year or by distributing it, together with carried forward profits, distributable reserves or share premium to the shareholders in proportion to the number of ordinary shares they hold in the Company.

The Board of Directors may resolve that the Company pays out an interim dividend to the shareholders, subject to the conditions of article 461-3 of the 1915 Law and the Company’s amended and restated articles of association. The Board of Directors shall set the amount and the date of payment of the interim dividend.

Any share premium, assimilated premium or other distributable reserve may be freely distributed to the shareholders subject to the provisions of the 1915 Law and the Company’s amended and restated articles of association. The dividend entitlement lapses upon the expiration of a five-year prescription period from the date of the dividend distribution. The unclaimed dividends return to the Company’s accounts.

C. MATERIAL CONTRACTS

With the exception of the material agreements described in Item 7.B under the heading “Related Party Transactions-Agreements with Major Shareholders” and those executed in connection with the Business Combination, explained elsewhere in this annual report, all contracts concluded by us during the two years preceding the date of this annual report were entered into in the ordinary course of business.

D. EXCHANGE CONTROLS

None.

E. TAXATION

The following is a summary of the material Luxembourg and U.S. federal income tax consequences of the ownership and disposition of our common shares by persons addressed herein.

Potential investors in our common shares should consult their own tax advisors concerning the specific Luxembourg and U.S. federal, state and local tax consequences of the ownership and disposition of our common shares in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

LUXEMBOURG TAX CONSIDERATIONS

The following is a general description of certain Luxembourg tax considerations relating to the Company and the holders of Ordinary Shares and Warrants. It does not purport to be a complete analysis of all tax considerations in relation to the Ordinary Shares and Warrants. Prospective purchasers should consult their own tax advisers as to which countries’ tax laws could be relevant to acquiring, holding and disposing of the securities and the consequences of such actions under the tax laws of those countries. This overview is based upon the law as in effect on the date of this annual report and is subject to any change in law that may take effect after such date, even with retroactive effect.

The summary below is intended as an overview of certain tax consequences in relation to the Company and the purchase, ownership and disposition of Ordinary Shares and Warrants under Luxembourg law.

Please be aware that the residence concept used under the respective headings below applies for Luxembourg income tax assessment purposes only. Any reference in the present section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax law and/or concepts only. Also, please note that a reference to Luxembourg income tax generally encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi) as well as personal income tax (impôt sur le revenu des personnes physiques). Corporate taxpayers may further be subject to net worth tax (impôt sur la fortune), as well as other duties, levies and taxes. Corporate income tax, municipal business tax and the solidarity surcharge invariably apply to most corporate taxpayers’ resident in Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and solidarity surcharge. Under certain circumstances, where individual taxpayers act in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

Taxation of the Company

The Company is subject to Luxembourg tax on its worldwide profits at the current combined ordinary rate of 24.94% for Luxembourg City, including the 17% corporate income tax, a 6.75% municipal business tax (rate in the municipality of Luxembourg City in 2022) and a solidarity surcharge (together the “Income Tax”).

In principle, dividends and capital gains realized by the Company are fully subject to Income Tax in Luxembourg.

However, provided the conditions of the Luxembourg participation exemption regime are met, dividends or capital gains realized by the Company upon the disposal of shares are not taxable in Luxembourg.

Luxembourg net wealth tax (“NWT”) will be due annually by the Company at the rate of 0.5% on its total net asset value below or equal to € 500 million. The tranche above € 500 million will be taxed at a rate of 0.05%. Net worth is referred to as the unitary value (valeur unitaire), as determined at January 1 of each year. The unitary value is in principle calculated as the difference between (i) assets estimated at their fair market value (valeur estimée de réalisation), and (ii) liabilities vis-à-vis third parties.

Shareholdings qualifying for the Luxembourg participation exemption regime are excluded from the NWT basis provided that, the Company holds a direct shareholding in a qualifying subsidiary representing at least 10% of the qualifying subsidiary’s share capital or having an acquisition cost (including both share capital and share premium) of at least € 1.2 million; there is no minimum holding period requirement.

Companies for which the sum of fixed financial assets (i.e., financial assets notably including shares and loans, transferable securities and cash) exceeds 90% of their total balance sheet and € 350,000 are liable to a minimum annual NWT of € 4,815. Other companies are liable to a minimum progressive tax (in an amount up to € 32,100), depending on the total assets on their balance sheet.

Withholding taxation

Any dividend distributed by the Company to its shareholders will in principle be subject to a 15% withholding tax unless an exemption or a reduced treaty rate applies.

Luxembourg taxation of the holders

Luxembourg tax residence of the holders

Holders will not be deemed to be resident, domiciled or carrying on business in Luxembourg solely by reason of holding, execution, performance, delivery, exchange and/or enforcement of the Ordinary Shares or Warrants.

Taxation of Luxembourg non-residents

Holders who are non-residents of Luxembourg and who do not have a permanent establishment, a permanent representative, or a fixed place of business in Luxembourg with which the holding of the Ordinary Shares or Warrants is connected, are not liable to any Luxembourg income tax, whether they receive payments upon redemption or repurchase of the Ordinary Shares or Warrants, or realize capital gains on the sale of any Ordinary Shares or Warrants, unless they sell a participation of more than 10% in the Company within 6 months of its acquisition, or in case of a disposal of Ordinary Shares or Warrants after 6 months or more, such holder had been a Grand Duchy of Luxembourg resident taxpayer for more than 15 years and has become a non-Luxembourg taxpayer less than 5 years before the disposal of Ordinary Shares or Warrants occurs.

Taxation of Luxembourg residents

Holders who are Luxembourg resident individuals will generally be subject to income tax on income derived from the Ordinary Shares and Warrants. Capital gains realized upon the disposal, sale or redemption of the Ordinary Shares and Warrants by individual resident holders acting in the course of the management of their private wealth are in principle not subject to income tax (except if the gain has been realized within 6 months of the acquisition of the Ordinary Shares or Warrants), to the extent they do not hold a participation of more than 10% in the Company.

Holders who are Luxembourg resident companies (société de capitaux) or foreign entities which have a permanent establishment or a permanent representative in Luxembourg with which the holding of the Ordinary Shares or Warrants is connected, must include in their taxable income any income (including dividend) and the difference between the sale or redemption price and the lower of the cost or book value of the Ordinary Shares and Warrants sold or redeemed unless the conditions of the participation exemption regime are satisfied. Under Luxembourg tax law it is debatable to what extent the Warrants are eligible for the participation exemption regime although certain case law supports such argumentation in certain circumstances.

If the conditions of the participation exemption regime are not met, 50% of the dividends distributed by the Company to the Luxembourg resident company, or to the foreign holders of Ordinary Shares having a permanent establishment or a permanent representative in Luxembourg with which the holding of the Ordinary Shares is connected, should nevertheless be exempt from income tax.

A holder who is a Luxembourg resident company benefiting from a special tax regime, such as (i) a specialized investment fund governed by the amended law of February 13, 2007, (ii) a family wealth management company governed by the amended law of May 11, 2007, (iii) an undertaking for collective investment governed by the amended law of December 17, 2010 or (iv) a reserved alternative investment fund treated as a specialized investment fund for Luxembourg tax purposes governed by the amended law of July 23, 2016 is exempt from income tax in Luxembourg and profits derived from the Ordinary Shares and Warrants are thus not subject to Luxembourg income tax.

Net Wealth Tax

A Luxembourg resident as well as a non-resident who has a permanent establishment or a permanent representative in Luxembourg to which the Ordinary Shares or Warrants are attributable, are subject to Luxembourg NWT on such Ordinary Shares or Warrants, except if the holder is (i) a resident or non-resident individual taxpayer, (ii) a securitization company governed by the amended law of March 22, 2004 on securitization, (iii) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (iv) a professional pension institution governed by the amended law dated July 13, 2005, (v) a specialized investment fund governed by the amended law of February 13, 2007, (vi) a family wealth management company governed by the law of May 11, 2007, (vii) an undertaking for collective investment governed by the amended law of December 17, 2010 or (viii) a reserved alternative investment fund governed by the amended law of July 23, 2016.

However, (i) a securitization company governed by the amended law of March 22, 2004 on securitization, (ii) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (iii) a professional pension institution governed by the amended law dated July 13, 2005 and (iv) an opaque reserved alternative investment fund treated as a venture capital vehicle governed by the amended law of July 23, 2016 remain subject to minimum NWT.

The minimum NWT tax is levied on companies having their statutory seat or central administration in Luxembourg. For entities for which the sum of fixed financial assets, receivables against related companies, transferable securities and cash at bank exceeds 90% of their total gross assets and € 350,000, the minimum NWT is currently set at € 4,815. For all other companies having their statutory seat or central administration in Luxembourg which do not fall within the scope of the € 4,815 minimum NWT, the minimum NWT ranges from € 535 to € 32,100, depending on the company’s total gross assets.

Other Taxes

No stamp, value, issue, registration, transfer or similar taxes or duties will be payable in Luxembourg by shareholders in connection with the issue of the Ordinary Shares and Warrants, nor will any of these taxes be payable as a consequence of a subsequent transfer, exchange or redemption of the Ordinary Shares or Warrants, unless the documents relating to the Ordinary Shares or Warrants are (i) voluntarily registered in Luxembourg or (ii) appended to a document that requires obligatory registration in Luxembourg.

There is no Luxembourg value added tax payable in respect of payments in consideration for the issuance of the Ordinary Shares or Warrants or in respect of the payment under the Ordinary Shares or Warrants or the transfer of the Ordinary Shares or Warrants. Luxembourg value added tax may, however, be payable in respect of fees charged for certain services rendered to the Company if, for Luxembourg value added tax purposes, such services are rendered or are deemed to be rendered in Luxembourg and an exemption from Luxembourg value added tax does not apply with respect to such services.

No Luxembourg inheritance tax is levied on the transfer of the Ordinary Shares or Warrants upon the death of a holder in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes. Where a holder is a resident of Luxembourg for tax purposes at the time of his death, the Ordinary Shares and Warrants are included in such holder’s taxable estate for inheritance tax assessment purposes. No Luxembourg gift tax will be levied on the transfer of Ordinary Shares or Warrants by way of gift unless the gift is registered in Luxembourg.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain U.S. federal income tax considerations to U.S. holders (as defined below) relating to the acquisition, ownership and disposition of the Ordinary Shares and Warrants as of the date hereof. The discussion below only applies to the Ordinary Share and Warrants held as capital assets for U.S. federal income tax purposes and does not describe all of the tax consequences that may be relevant to holders in light of their particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, or holders who are subject to special rules, such as:

●	financial institutions or financial services entities;

●	insurance companies;

●	government agencies or instrumentalities thereof;

●	regulated investment companies and real estate investment trusts;

●	expatriates or former residents of the United States;

●	persons that acquired the Ordinary Shares or Warrants pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

●	dealers or traders subject to a mark-to-market method of tax accounting with respect to the Ordinary Shares or Warrants;

●	persons holding the Ordinary Shares or Warrants as part of a “straddle,” constructive sale, hedging, integrated transactions or similar transactions;

●	U.S. holders whose functional currency is not the U.S. dollar;

●	partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities;

●	a person required to accelerate the recognition of any item of gross income with respect to the Ordinary Shares or Warrants as a result of such income being recognized on an applicable financial statement;

●	a person actually or constructively owning 10% or more of the Ordinary Shares (by vote or value); or

●	tax-exempt entities.

This discussion does not consider the tax treatment of entities that are partnerships or other pass-through entities for U.S. federal income tax purposes or persons who hold the Ordinary Shares or Warrants through such entities. If a partnership or other pass-through entity for U.S. federal income tax purposes is the beneficial owner of Ordinary Shares or Warrants, the U.S. federal income tax treatment of partners of the partnership will generally depend on the status of the partners and the activities of the partner and the partnership.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations all as of the date hereof, changes to any of which subsequent to the date of this annual report may affect the tax consequences described in this annual report. This discussion does not take into account potential suggested or proposed changes in such tax laws which may impact the discussion below and does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes. Each of the foregoing is subject to change, potentially with retroactive effect. Holders are urged to consult their tax advisors with respect to the application of U.S. federal tax laws to their particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

For purposes of this discussion, a U.S. holder means a beneficial owner of Ordinary Shares or Warrants that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES AND WARRANTS. EACH HOLDER OF ORDINARY SHARES OR WARRANTS IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

Distributions on Ordinary Shares

Subject to the discussion below under “— Passive Foreign Investment Company Rules”, the gross amount of any distribution on Ordinary Shares that is made out of the Company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds the Company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in its Ordinary Shares, and thereafter as capital gain recognized on a sale or exchange. Because the Company may not determine its earnings and profits on the basis of U.S. federal income tax principles, it is expected that distributions on Ordinary Shares will generally be reported to U.S. holders as dividends.

Dividends paid by the Company generally will be taxable to a non-corporate U.S. holder at the reduced rate normally applicable to long-term capital gains, provided that the Company is considered a “qualified foreign corporation” and certain other requirements are met. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of the income tax treaty between Luxembourg and the United States (the “Treaty”). A foreign corporation is also treated as a “qualified foreign corporation” with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the Ordinary Shares, which are listed on the NASDAQ, will be readily tradable on an established securities market in the United States. There can be no assurance, however, that Ordinary Shares will be considered readily tradable on an established securities market in later years or that that the Company will be eligible for the benefits of the Treaty. A U.S. holder will not be able to claim the reduced rate on dividends received from the Company if the Company is treated as a PFIC in the taxable year in which the dividends are received or in the preceding taxable year. See “— Passive Foreign Investment Company Rules” below.

Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by the Company may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on Ordinary Shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares and Warrants

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Ordinary Shares or Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such shares and/or warrants. Any gain or loss recognized by a U.S. holder on a taxable disposition of Ordinary Shares or Warrants generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares and/or warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of Ordinary Shares or Warrants generally will be treated as U.S. source gain or loss. Therefore, a U.S. holder may have insufficient foreign source income to utilize foreign tax credits attributable to any Luxembourg withholding tax imposed on a sale, exchange, redemption or other taxable disposition. U.S. holders should consult their tax advisors as to the availability of and limitations on any foreign tax credit attributable to Luxembourg withholding tax.

Exercise or Lapse of a Warrant

Except as discussed below with respect to the cashless exercise of a Warrant, a U.S. holder generally will not recognize gain or loss upon the acquisition of an Ordinary Share on the exercise of a Warrant for cash. A U.S. holder’s tax basis in a Ordinary Shares received upon exercise of the Warrant generally should be an amount equal to the sum of the U.S. holder’s tax basis in the Warrant exchanged therefor and the exercise price. The U.S. holder’s holding period for a Ordinary Share received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which the U.S. holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.

The tax consequences of a cashless exercise of a Warrant are not clear under current tax law. A cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. holder’s basis in the Ordinary Shares received would equal the holder’s basis in the Warrants exercised therefore. If the cashless exercise were treated as not being a gain realization event, a U.S. holder’s holding period in the Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Ordinary Shares would include the holding period of the Warrants exercised therefore.

It is also possible that a cashless exercise of a Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder would recognize gain or loss with respect to the portion of the exercised Warrants treated as surrendered to pay the exercise price of the Warrants (the “surrendered warrants”). The U.S. holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the fair market value of the Ordinary Shares that would have been received with respect to the surrendered warrants in a regular exercise of the Warrants and (ii) the sum of the U.S. holder’s tax basis in the surrendered warrants and the aggregate cash exercise price of such warrants (if they had been exercised in a regular exercise). In this case, a U.S. holder’s tax basis in the Ordinary Shares received would equal the U.S. holder’s tax basis in the Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. holder’s holding period for the Ordinary Shares would commence on the date following the date of exercise (or possibly the date of exercise) of the Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Warrants.

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of Ordinary Shares for which the Warrant may be exercised or to the exercise price of the Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. holder of a Warrant would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases the holder’s proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of Ordinary Shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash to the holders of the Ordinary Shares which is taxable to the U.S. holders of such shares as described under “— Distributions on Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holder of such warrant received a cash distribution from the Company equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as the Company, will be PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either (i) 75% or more of the corporation’s gross income is passive income, or (ii) 50% or more of the value of the corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains.

Based on the expected composition of the Company’s gross assets (including unbooked goodwill as valued based on the market value of the Company’s equity) and income and the manner in which the Company expects to operate its business in future years, the Company does not expect to be classified as a PFIC for U.S. federal income tax purposes for the Company’s current taxable year or in the foreseeable future. Whether the Company is a PFIC is a factual determination made annually, and the Company’s status could change depending, among other things, upon changes in the composition and relative value of its gross receipts and assets, which may be determined by reference to the price of Ordinary Shares (which could fluctuate significantly). Based on its current operations, the Company’s unbooked goodwill (which it has valued based on the market value of its equity) may be attributable to the Company’s activities that generate active income and may be treated as an active asset. Because the Company has valued its goodwill based on the market value of its equity, a decrease in the price of Ordinary Shares may also result in the Company becoming a PFIC.

If the Company were a PFIC in any year during which a U.S. holder owns Ordinary Shares, subject to the discussion below regarding the mark-to-market or QEF elections, a U.S. holder generally will be subject to special rules (regardless of whether the Company continues to be a PFIC) with respect to (i) any “excess distribution” (generally, any distributions received by a U.S. holder on its Ordinary Shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. holder in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the Ordinary Shares) and (ii) any gain realized on the sale or other disposition of Ordinary Shares. Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. The application of the PFIC rules to U.S. holders of Warrants is unclear. Proposed Treasury Regulations issued under the PFIC rules generally treat an “option” (which would include a Warrant) to acquire the stock of a PFIC as stock of the PFIC. Therefore, it is possible that the proposed Treasury Regulations if finalized in their current form would apply to cause gain recognized on the disposition of Warrants to be subject to the excess distribution regime discussed above.

A U.S. holder may be able to avoid some of the adverse impacts of the PFIC rules described above by electing to mark the Ordinary Shares to market annually. The election is available only if the Ordinary Shares are considered “marketable stock,” which generally includes stock that is regularly traded in more than de minimis quantities on a qualifying exchange. If a U.S. holder makes the mark-to-market election, any gain from marking the Ordinary Shares to market or from disposing of them would be ordinary income. Any loss from marking the Ordinary Shares to market would be recognized only to the extent of unreversed gains previously included in income. Loss from marking the Ordinary Shares to market would be ordinary, but loss on disposing of them would be capital loss except to the extent of mark-to-market gains previously included in income. It is expected that Ordinary Shares, which are listed on Nasdaq, will qualify as marketable shares for the PFIC rules purposes. No assurance can be given that the Ordinary Shares will be traded in sufficient frequency and quantity to be considered “marketable stock.” A valid mark-to-market election cannot be revoked without the consent of the IRS unless the Ordinary Shares cease to be marketable stock. In addition, U.S. holders of Warrants will not be able to make a mark-to-market election with respect to their Warrants.

A U.S. holder would not be able to avoid the tax consequences described above by electing to treat the Company as a QEF because the Company does not intend to provide U.S. holders with the information that would be necessary to make a QEF election with respect to the Ordinary Shares. In any event, U.S. holders of Warrants will not be able to make a QEF election with respect to their warrants.

A U.S. holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. holder generally is required to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is or has been made) with such U.S. holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. holder’s taxable years being open to audit by the IRS until such Forms are properly filed.

U.S. holders should consult their own tax advisors concerning the Company’s possible PFIC status and the consequences to them, including potential reporting requirements, if the Company were classified as a PFIC for any taxable year.

Information Reporting and Backup Withholding

Information reporting requirements may apply to dividends received by U.S. holders of Ordinary Shares, and the proceeds received on the disposition of Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. holder’s broker) or is otherwise subject to backup withholding.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the U.S. holder’s U.S. federal income tax liability, and a U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

Certain U.S. holders are required to report information with respect to Ordinary Shares and Warrants not held through an account with a domestic financial institution to the IRS. U.S. holders that fail to report required information could become subject to substantial penalties. U.S. holders should consult their tax advisors regarding these rules and any other reporting obligations that may apply to the ownership or disposition of Ordinary Shares or Warrants.

F. DIVIDENDS AND PAYING AGENTS.

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

The Company makes its filings in electronic form under the EDGAR filing system of the SEC. Its filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at Procaps’ website at https://investor.procapsgroup.com/. Such filings and other information on its website are not incorporated by reference in this Annual Report. Interested parties may request a copy of this filing, and any other report, at no cost, by writing to the Company at the following address: Procaps Group, S.A. – 9 rue de Bitbourg, L-1273, Luxembourg, Grand Duchy of Luxembourg.

1. SUBSIDIARY INFORMATION

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES REGARDING MARKET RISK

We are exposed to cash flow and earnings fluctuations as a result of certain market risks. These market risks primarily relate to changes in interest rates and foreign exchange rate changes.

Interest Rate Risk

Procaps is exposed to risks in interest rates because it borrows money at both fixed and variable interest rates. Procaps manages this risk by constantly monitoring the macroeconomic variables that determine the variation of the interest rates and to the extent possible, incurring an appropriate combination between fixed rate and the variable rate loan financing. At the end of each reporting period a sensitivity analysis is performed for interest rates determined for financial obligations at the Colombian Depósitos Termino Fijo (Fixed Term Deposit Rate, or “DTF”), the Colombian Indicador Bancario de Referencia (Indicative Benchmark Interest Rate, or “IBR”) and the London Inter-bank Offered Rate (“LIBOR”) at the end of the reporting period, raising awareness of an increase or a decrease of 100 points, which represents management’s assessment of the possible reasonable change in interest rates. For the years ended December 31, 2021, 2020 and 2019, the impact of these potential interest rate variations was deemed to be immaterial to our financial results.

Inflation Risk

Inflation for the three most recent years has not had a material impact on Procaps’ net sales or net profit.

Foreign Currency Exchange Risk

Due to the nature of our global operations, we are exposed to cash flow and earnings fluctuations resulting from foreign exchange-rate variation. These exposures are transactional and translational in nature. Since we manufacture and sell our products throughout the world, our foreign-currency risk is diversified. Principal drivers of this diversified foreign-exchange exposure include the Colombia Peso, Brazilian Real, and the Peruvian Soles. Approximately 41% of our revenue for the year ended December 31, 2021 was U.S. dollar denominated. Our transactional exposure arises from the purchase and sale of goods and services in currencies other than the functional currency of our operational units. The financial statements of our operations outside of the United States are measured using the local currency as the functional currency. Adjustments to translate the assets and liabilities of these foreign operations in Colombian Pesos, Brazilian Reais and the Peruvian Soles are accumulated as a component of other comprehensive income/(loss) utilizing period-end exchange rates. Foreign-currency transaction gains and losses calculated by utilizing weighted average exchange rates for the period are included in the statements of operations in other (income)/expense, net.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Pursuant to the Warrant Amendment, Union assigned to the Company all of Union’s right, title and interest in the Warrant Agreement and the Company assumed, and agreed to pay, perform, satisfy and discharge in full, as the same become due, all of Union’s liabilities and obligations under the Warrant Agreement arising from and after the Merger Effective Time.

Each Warrant is exercisable for one Ordinary Share and only whole warrants are exercisable. The exercise price of the Warrants is $11.50 per share, subject to adjustment as described in the Warrant Agreement. A Warrant may be exercised only during the period commencing on the date of the consummation of the Business Combination, and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) the date that is five (5) years after the date the Business Combination was completed, (y) the redemption date as provided in Section 6.2 of the Warrant Agreement, or (z) the liquidation of the Company. Redemptions of warrants for cash pursuant to the Warrant Agreement, once the Public Warrants become exercisable, may be redeemed (i) in whole and not in part, (ii) at a price of $0.01 per warrant, (iii) upon not less than 30 days’ prior written notice of redemption to each warrant holder, and (iv) if, and only if, the reported last sale price of the Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before sending the notice of redemption to each warrant holder. If the Public Warrants are called for redemption for cash, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the Warrant Agreement.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable (except as mentioned above) so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable and exercisable by such holders on the same basis as the Public Warrants.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITARY SHARES

Not applicable.

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

A. DISCLOSURE CONTROLS AND PROCEDURES

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and regulations promulgated thereunder) as of the end of the fiscal year covered by this annual report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is effective, due to the material weaknesses in our internal control over financial reporting described below.

B. MANAGEMENT’S ANNUAL ASSESSMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

This annual report does not include a report of management’s assessment of internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies.

Material Weaknesses in Internal Control Over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the audit of our Annual Audited Consolidated Financial Statements, we identified material weaknesses in our internal controls related to (i) our manual consolidation process which lacks the appropriate internal controls to prevent or detect material misstatements in a timely manner and to ensure that financial data recorded was complete and accurate, (ii) our information technology controls not being sufficiently designed and implemented to address certain information technology risks, (iii) the sufficiency of technical accounting resources with an appropriate level of technical experience required for timely and accurate financial reporting in accordance with IFRS, (iv) lack of system controls and effective processes to ensure that all manual journal entries are properly reviewed and approved prior to posting to the general ledger, and (v) our monitoring activities not being effective to ascertain whether the components of our internal control are present and functioning. Certain of the material weaknesses identified above contributed to the misclassification of certain of our factoring and reverse factoring arrangements as Trade and other payables (current) instead of Borrowings (current), resulting in a misstatement in our consolidated statement of financial position as of December 31, 2020 and January 1, 2020, and in our statement of cash flows for the years ended December 31, 2020 and 2019. For more information on the misclassification of certain of our factoring and reverse factoring arrangements, see under the heading “Certain Conventions ––Restatement of Previously Issued Financial Statements” in this annual report and Note 2.4 “Restatement of Previously Issued Financial Statements” to the Annual Audited Consolidated Financial Statements included elsewhere in this annual report.

Remediation Efforts

We have begun the process of, and we are focused on, designing and implementing effective internal control measures to improve our internal control over financial reporting and remediate the material weaknesses. As we continue to evaluate and implement improvements to our internal control over financial reporting, our senior management may decide to take additional measures to address our control deficiencies or to improve the remediation efforts described in this annual report. Our remediation efforts include the following:

●	Manual Consolidation: We are implementing actions to mitigate the risk of material weaknesses in the process of manual consolidation of financial statements, these actions include, among others, the implementation of a software that supports the consolidation process, manual, and automatic controls to ensure integrity and accuracy of our financial consolidated information. In addition, we intend to include monitoring controls to validate the proper execution of the controls associated with the corporate standardization of accounting closing and financial reporting consolidation process.

●	Information Technology Controls: We have designed remediation activities regarding information technology weakness which are being implemented, including actions to strengthen our internal control system and procedures associated with access controls, information technology security and operation, change management and segregation of duties.

●	Technical Accounting Resources: We are recruiting additional personnel in our finance and accounting organization to ensure that we have a sufficient complement of personnel with the appropriate level of knowledge and experience to prepare the financial statement in compliance with IFRS. In addition, we are implementing controls to review estimates and significant accounting transactions to improve the integrity and accuracy, as well as strengthening the skills and knowledge of our staff, in connection with the implementation of the controls required by the Sarbanes Oxley Act of 2002.

●	Journal Entries: We are designing and implementing procedures over the preparation and review of journal entries to establish that manual journal entries are properly prepared, supported by adequate documentation, and independently reviewed and approved. We also plan to train our accounting staff to develop a comprehensive understanding of our journal entry policies and review protocols including evidence of review.

●	Monitoring Activities: We have designed actions that are currently being implemented to strengthen the monitoring activities of our internal controls. These actions include, among others, the design of risk and control matrices for the key processes and entity-level controls, focus on monitoring controls, establishing a committee to review Sarbanes Oxley Act of 2002 related compliance matters and strengthen our Audit Committee.

However, we cannot be certain that the measures we have taken or may take in the future will ensure that we will establish and maintain adequate controls over our financial processes and reporting in the future. The material weakness will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This annual report does not include an attestation report of the Company’s independent registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.

D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Except for the activities described under the heading “Management’s Annual Assessment on Internal Control Over Financial Reporting” above, during the period covered under this annual report, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See Item 6.C above under the heading “Board Practices—Board Committees—Audit Committee” of this annual report. Each member of our audit committee is financially literate and our Board of Directors has determined that Mr. David Yanovich qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

Item 16B. CODE OF ETHICS

Our Board of Directors adopted a Code of Ethics applicable to our directors, executive officers and team members that complies with the rules and regulations of Nasdaq and the SEC. The Code of Ethics is available on the Company’s website. In addition, the Company has posted on the Corporate Governance section of its website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Ethics. The reference to the Company’s website address in this annual report does not include or incorporate by reference the information on the Company’s website into this annual report.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Company’s Principal Accountant

In 2021, Deloitte & Touche Ltda. served as the principal external auditor for the Company. Fees paid to Deloitte & Touche Ltda. in 2021 and 2020 are detailed below:

	For the Year Ended December 31
	2021	2020
	(in thousands of U.S. dollars)
Audit fees	4,724	755
Audit related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	4,724	755

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the consolidated financial statements of the Company and the statutory financial statements of the Company and its subsidiaries.

Audit-Related Fees

Audit-related fees are typically services that are reasonably related to the performance of the audit or review of the consolidated financial statements and are not reported under the audit fee item above. This item includes fees for attestation services on financial information of the Company and its subsidiaries included in their annual reports that are filed with their respective regulators.

Tax Fees

Tax fees were paid for tax compliance and tax advice professional services.

All other fees

All other fees were paid for specific minor professional services not related to the above categories.

Audit Committee’s Pre-approval Policies and Procedures

The Company’s audit committee is responsible for, among other things, the oversight of the Company’s independent auditors. The audit committee has adopted a policy of pre-approval of audit and permissible non-audit services provided by its independent auditors in its charter.

Under the policy, the audit committee makes its recommendations through the Board of Directors to the shareholders’ meeting concerning the continuing appointment or termination of the Company’s independent auditors. On a yearly basis, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services and approves the related fees. Any changes to the approved fees must be reviewed and approved by the audit committee. In addition, the audit committee delegated to its Chairman the authority to consider and approve, on behalf of the Audit Committee, additional non-audit services that were not recognized at the time of engagement, which must be reported to the other members of the audit committee at its next meeting. No services outside the scope of the audit committee’s approval can be undertaken by the independent auditor.

Our audit committee has authorized all auditing and non-auditing services provided by our independent accountants during the year ended December 31, 2021 and the fees paid for such services

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

Item 16G. CORPORATE GOVERNANCE

Our corporate governance practices are governed by Luxembourg Companies Law and our amended and restated articles of association. As a foreign private issuer listed on the Nasdaq Global Market, the Company is permitted to follow certain Luxembourg corporate governance practices in lieu of certain listing rules of Nasdaq (the “Nasdaq Listing Rules”). The Company complies with the corporate governance requirements of the Nasdaq Listing Rules, except that it intends to follow Luxembourg practice with respect to quorum requirements for shareholder meetings in lieu of the requirement under Nasdaq Listing Rules that the quorum be not less than 33 1/3% of the outstanding voting shares. Under the Company’s amended and restated articles of association, at an ordinary general meeting, there is no quorum requirement and resolutions are adopted by a simple majority of validly cast votes. In addition, under the Company’s amended and restated articles of association, for any resolutions to be considered at an extraordinary general meeting of shareholders, the quorum shall be at least one half of our issued share capital unless otherwise mandatorily required by law.

For purposes of the Nasdaq Listing Rules, the Company is a “controlled company.” Under Nasdaq Listing Rules, controlled companies are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. The Minski Family owns 59.6% of the outstanding Ordinary Shares. Accordingly, although the Company will be eligible to take advantage of certain exemptions from certain Nasdaq corporate governance standards, it currently does not intend to do so except for the quorum requirement discussed above.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

Item 18. FINANCIAL STATEMENTS

(1) Financial Statements

Procaps Group S.A. and subsidiaries (The Group)

Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

Item 19. EXHIBITS

(b) List of Exhibits

The following exhibits are filed or incorporated by reference as part of this annual report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Association of Procaps Group, S.A., dated as of September 28, 2021 (incorporated by reference to Exhibit 1.1 to Procaps Group, S.A.’s Form 20-F, File No. 001-40851, filed with the SEC on September 30, 2021).
2.	Specimen Ordinary Share Certificate of Procaps Group, S.A. (incorporated by reference to Exhibit 4.1 to Procaps Group, S.A.’s Registration Statement on Form F-4/A filed August 17, 2021 (file no. 333-257222)).
2.2	Specimen Warrant Certificate of Procaps Group, S.A. (incorporated by reference to Exhibit A of Exhibit 4.4 to Procaps Group, S.A.’s Registration Statement on Form F-4/A filed August 17, 2021 (file no. 333-257222)).
2.3	Warrant Agreement, dated October 17, 2019, by and between Union Acquisition Corp. II and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Union Acquisition Corp. II’s Form 8-K, File No. 001-39089, filed with the SEC on October 21, 2019).
2.4	Assignment, Assumption and Amendment Agreement with respect to the Warrant Agreement between Union Acquisition Corp. II, Procaps Group, S.A. and Continental Stock Transfer & Trust Company, dated as of September 29, 2021(incorporated by reference to Exhibit 2.5 to Procaps Group, S.A.’s Form 20-F, File No. 001-40851, filed with the SEC on September 30, 2021).
2.5*	Description of Securities.
4.1#	Business Combination Agreement, dated as of March 31, 2021, by and among Union Acquisition Corp. II, Crynssen Pharma Group Limited, Procaps Group, S.A. and OZLEM Limited (incorporated by reference to Exhibit 2.1 to Union Acquisition Corp. II’s Form 8-K/A, File No. 001-39089, filed with the SEC on April 2, 2021).
4.2#	Amendment No. 1 to Business Combination Agreement, dated as of September 29, 2021, by and among Union Acquisition Corp. II, Crynssen Pharma Group Limited, Procaps Group, S.A. and OZLEM Limited (incorporated by reference to Exhibit 4.2 to Procaps Group, S.A.’s Form 20-F, File No. 001-40851, filed with the SEC on September 30, 2021).
4.3	Form of Contribution and Exchange Agreement (incorporated by reference to Exhibit 10.1 to Union Acquisition Corp. II’s Form 8-K/A, File No. 001-39089, filed with the SEC on April 2, 2021).
4.4	Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 to Union Acquisition Corp. II’s Form 8-K/A, File No. 001-39089, filed with the SEC on April 2, 2021).
4.5	Transaction Support Agreement, dated as of March 31, 2021 by and between Crynssen Pharma Group Limited, Procaps Group, S.A., Union Group International Holdings Limited, Union Acquisition Associates II, LLC, Union Acquisition Corp. II and investors in Union Acquisition Corp. II and Crynssen Pharma Group Limited (incorporated by reference to Exhibit 10.3 to Union Acquisition Corp. II’s Form 8-K/A, File No. 001-39089, filed with the SEC on April 2, 2021).
4.6	Registration Rights and Lock-Up Agreement, dated September 29, 2021, by and between Procaps Group, S.A., Union Group International Holdings Limited, Union Acquisition Associates II, LLC and the persons and entities listed on Exhibit A thereto (incorporated by reference to Exhibit 4.7 to Procaps Group, S.A.’s Form 20-F, File No. 001-40851, filed with the SEC on September 30, 2021).
4.7	Nomination Agreement, dated September 29, 2021, by and between Procaps Group, S.A., Union Group International Holdings Limited, Union Acquisition Associates II, LLC, and the persons and entities listed on Exhibit A thereto (incorporated by reference to Exhibit 4.8 to Procaps Group, S.A.’s Form 20-F, File No. 001-40851, filed with the SEC on September 30, 2021).
4.8	Share Forfeiture Agreement, dated as of September 29, 2021, by and among Union Acquisition Corp. II, Crynssen Pharma Group Limited, Procaps Group, S.A., Union Acquisition Associates II, LLC and Union Group International Holdings Limited (incorporated by reference to Exhibit 4.9 to Procaps Group, S.A.’s Form 20-F, File No. 001-40851, filed with the SEC on September 30, 2021).
8.1*	List of Subsidiaries.
12.1*	Certification of Ruben Minski, Chief Executive Officer of Procaps, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2*	Certification of Patricio Vargas Muñoz, Chief Financial Officer of Procaps, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1**	Certification of Ruben Minski, Chief Executive Officer of Procaps, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2**	Certification of Patricio Vargas Muñoz, Chief Financial Officer of Procaps, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
101.INS***	Inline XBRL Instance Document.
101.SCH***	Inline XBRL Taxonomy Extension Schema Document.
101.CAL***	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF***	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB***	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE***	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith.
***	To be filed by amendment pursuant to Rule 405(f)(2) of Regulation S-T.
#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PROCAPS GROUP S.A.

	By:	/s/ Ruben Minski
	Name:	Ruben Minski
	Title:	Chief Executive Officer

Dated: April 29, 2022

Procaps Group S.A. and subsidiaries (The Group)

Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche Ltda. Nit. 860.005.813-4 Carrera 7 No. 74-09 Ed. Deloitte Bogotá Colombia Tel: +57 (601) 426 2000 www.deloitte.com/co

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Procaps Group S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Procaps Group S.A. and subsidiaries (the “Company”) as of December 31, 2021 and 2020 and as of January 1, 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and as of January 1, 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restatement of the 2020 and 2019 Financial Statements

As discussed in Note 2.4 to the financial statements, the accompanying 2020 and 2019 financial statements have been restated to correct misstatements.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche Ltda.

Bogota, Colombia

April 29, 2022

We have served as the Company’s auditor since 2013

Deloitte se refiere a Deloitte Touche Tohmatsu Limited, sociedad privada de responsabilidad limitada en el Reino Unido, a su red de firmas miembro y sus entidades relacionadas, cada una de ellas como una entidad legal única e independiente. Consulte www.deloitte.com para obtener más información sobre nuestra red global de firmas miembro.

Procaps Group S.A. and subsidiaries (The Group)

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

		For the year ended December 31
	Notes	2021	2020	2019
Revenue	7	$409,742	$331,467	$324,792
Cost of sales		(174,029)	(140,153)	(142,294)
Gross profit		235,713	191,314	182,498

Sales and marketing expenses		(83,057)	(69,629)	(84,810)
Administrative expenses		(82,187)	(58,631)	(60,257)
Finance expenses, net	9	(78,636)	(54,489)	(42,983)
Other expenses, net	10	(78,991)	(7,716)	(4,426)
(Loss)/Income before tax		(87,158)	849	(9,978)

Income tax expense	11	(13,705)	(11,296)	(7,035)
Loss for the year		$(100,863)	$(10,447)	$(17,013)

Loss for the year attributable to:
Owners of the Company		(100,863)	(10,447)	(17,008)
Non-controlling interests		—	—	(5)

Earnings per share:
Basic, loss for the period attributable to ordinary equity holders of the Company	24	(1.03)	(0.11)	(0.18)

The accompanying notes are an integral part of these consolidated financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

		For the year ended December 31
	Notes	2021	2020	2019
Loss for the year		$(100,863)	$(10,447)	$(17,013)

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:
Remeasurement of net defined benefit liability		195	(47)	122
Income tax relating to items that will not be reclassified subsequently to profit or loss		(58)	16	(43)
Net of Tax		137	(31)	79
Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		(2,743)	(637)	584
Exchange difference from liquidated foreign transactions reclassified to profit or loss		(751)	—	—
Other comprehensive income/(loss) for the year, net of tax		(3,357)	(668)	663
Total comprehensive loss for the year		$(104,220)	$(11,115)	$(16,350)

Total comprehensive income/(loss) for the year attributable to:
Owners of the Company		(102,503)	(11,546)	(16,299)
Non-controlling interests		(1,717)	431	(51)

The accompanying notes are an integral part of these consolidated financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Consolidated Statement of Financial Position

As of December 31, 2021 and 2020 and as of January 1, 2020

(In thousands of United States Dollars, unless otherwise stated)

		As of December 31		As of January 1
			2020	2020
	Notes	2021	As Restated*	As Restated*
Assets
Non-current assets
Property, plant and equipment, net	14	72,638	70,335	74,915
Right-of-use assets	15	40,167	43,195	38,296
Goodwill	12	6,803	6,863	7,020
Intangible assets	13	30,171	27,583	23,201
Investments in joint ventures	16	2,443	2,460	1,390
Other financial assets		256	761	1,131
Deferred tax assets	20	7,067	21,769	16,215
Other assets		4,531	1,870	3,111
Total non-current assets		$164,076	$174,836	$165,279
Current assets
Cash		72,112	4,229	2,042
Trade and other receivables, net	18	117,449	96,493	96,466
Inventories, net	17	79,430	64,284	65,002
Amounts owed by related parties	29	1,147	2,562	2,144
Current tax assets	11	22,082	16,774	6,697
Other current assets	26.1	5,839	360	98
Total current assets		$298,059	$184,702	$172,449
Total assets		$462,135	$359,538	$337,728

Liabilities and Stockholders’ Equity (Deficit)
Equity (Deficit)
Share capital	23	1,011	2,001	2,001
Share premium	23	377,677	54,412	54,412
Reserves	23	42,749	39,897	28,681
Accumulated deficit		(431,059)	(327,344)	(305,634)
Accumulated other comprehensive loss		(27,778)	(24,421)	(23,753)
Equity (deficit) attributable to owners of the company		$(37,400)	$(255,455)	$(244,293)
Non-controlling interest		(940)	777	346
Total equity (deficit)		$(38,340)	$(254,678)	$(243,947)
Non-Current liabilities
Borrowings	19	178,720	339,738	320,462
Amounts owed to related parties	29	—	12,163	—
Warrant liabilities	25	23,112	—	—
Shares held in escrow		101,859
Deferred tax liabilities	20	6,070	18,890	7,659
Other liabilities		2,750	3,797	5,077
Total non-current liabilities		$312,511	$374,588	$333,198
Current liabilities
Borrowings	19	74,646	114,780	99,975
Trade and other payables, net	21	85,381	94,116	104,608
Amounts owed to related parties	29	8,450	8,459	25,091
Current tax liabilities	11	11,756	9,393	7,542
Provisions	22	501	1,829	2,276
Other liabilities		7,230	11,051	8,985
Total current liabilities		$187,964	$239,628	$248,477
Total liabilities and stockholders’ equity (deficit)		$462,135	$359,538	$337,728

*	Refer to Note 2.4

The accompanying notes are an integral part of these consolidated financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Consolidated Statement of Changes in Equity

As of December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

	Attributable to equity holders of the Group
	Issued Capital	Share premium	Reserves [1]	Accumulated deficit	Other Comprehensive Income	Total	Non-controlling interest	Total equity (deficit)
Balance as of January 1, 2019	$2,493	$120,151	$28,322	$(254,617)	$(24,416)	$(128,067)	$397	$(127,670)
Loss for the year	—	—	—	(17,008)	—	(17,008)	(5)	(17,013)
Transfer reserves	$—	$—	$359	$(359)	$—	$—	$—	$—
Other comprehensive income	—	—	—	—	709	709	(46)	663
Non-controlling interest	—	—	—	—	(46)	(46)	—	(46)
Put option issued to Hoche	$(492)	$(65,739)	$—	$(33,385)	$—	$(99,616)	$—	$(99,616)
Other	—	—	—	(265)	—	(265)	—	(265)
Balance as of December 31, 2019	$2,001	$54,412	$28,681	$(305,634)	$(23,753)	$(244,293)	$346	$(243,947)
Loss for the year	—	—	—	(10,447)	—	(10,447)	—	(10,447)
Transfer reserves	—	—	11,216	(11,216)	—	—	—	—
Other comprehensive income	—	—	—	—	(1,099)	(1,099)	431	(668)
Non-controlling interest	—	—	—	—	431	431	—	431
Other	—	—	—	(47)	—	(47)	—	(47)
Balance as of December 31, 2020	$2,001	$54,412	$39,897	$(327,344)	$(24,421)	$(255,455)	$777	$(254,678)
Loss for the year 2	—	—	—	(100,863)	(751)	(101,614)	—	(101,614)
Transfer reserves	—	—	2,852	(2,852)	—	—	—	—
Other comprehensive income	—	—	—	—	(889)	(889)	(1,717)	(2,606)
Non-controlling interest	—	—	—	—	(1,717)	(1,717)	—	(1,717)
Termination of put option agreements	903	297,796	—	—	—	298,699	—	298,699
Subtotal	2,904	352,208	42,749	(431,059)	(27,778)	(60,976)	(940)	(61,916)
Capital restructuring of Crynssen Pharma Group Limited (at exchange ratio of 1:33.4448)	(1,933)	1,933	—	—	—	—	—	—
Subtotal - restructured	971	354,141	42,749	(431,059)	(27,778)	(60,976)	(940)	(61,916)
Acquisition of Union Acquisition Corp. II	202	174,738	—	—	—	174,940	—	174,940
Shares held in escrow	(117)	(106,247)	—	—	—	(106,364)	—	(106,364)
Redemption of redeemable shares	(45)	(44,955)	—	—	—	(45,000)	—	(45,000)
Balance as of December 31, 2021	$1,011	$377,677	$42,749	$(431,059)	$(27,778)	$(37,400)	$(940)	$(38,340)

[1]	Includes the appropriate values from net income to comply with legal provisions related to asset protection according to applicable jurisdictions with cumulative earnings.

[2]	Includes the OCI related to exchange difference from liquidated foreign transactions reclassified to Other Expenses, net during 2021.

The accompanying notes are an integral part of these consolidated financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Consolidated Statement of Cash Flows

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

		For the year ended December 31
			2020	2019
	Notes	2021	As Restated*	As Restated*
Operating activities
Loss for the year		$(100,863)	$(10,447)	$(17,013)
Adjustments to reconcile net loss with net cash from operating activities:
Depreciation of property, plant and equipment	14	6,072	5,900	6,773
Depreciation of right-of-use assets	15	4,223	4,598	5,133
Amortization of intangibles	13	4,816	5,979	4,560
Income tax expense	11	13,705	11,296	7,035
Finance expenses	9	78,636	54,489	42,983
IFRS 2 Share-based payment expense (listing expense)	10	73,917	—	—
Share of result of joint ventures		305	(806)	(240)
Net (gain)/loss on sale of property, plant and equipment	14	(317)	134	115
Net (gain)/loss on sale or disposal of intangibles	13	—	161	(7,157)
Inventory provision	17	5,391	1,616	514
Reversed provision for bad debt	18	(818)	(1,915)	(430)
Provisions	22	—	761	12
Cash flow from operating activities before changes in working capital		85,067	71,766	42,285

(Increase)/decrease in operating assets and liabilities:
Trade and other receivables		(21,257)	1,889	6,741
Amounts owed by related parties		1,387	(613)	(249)
Inventories		(20,536)	(898)	(1,713)
Current tax assets		(5,308)	(10,077)	(1,047)
Other current assets		(5,441)	(9,635)	(9,826)
Trade and other payables		32,825	11,795	32,642
Amounts owed to related parties		(3,448)	1,354	246
Current tax liabilities		2,103	7,499	(2,147)
Other liabilities		(12,936)	12,014	10,305
Provisions	22	—	(821)	(38)
Other financial assets		505	370	757
Other assets		(2,699)	1,256	(1,354)
Cash generated from operations		50,262	85,899	76,602

Interest paid		(1,697)	(1,839)	(2,216)
Dividends received		300	—	—
Income tax paid		(11,562)	(13,140)	(6,100)

Cash flow provided by operating activities		$37,303	$70,920	$68,286

Investing activities
Acquisition of property, plant and equipment	14	(14,122)	(7,699)	(11,802)
Proceeds from sale of property, plant and equipment		794	632	276
Acquisition of intangibles	13	(10,403)	(10,219)	(7,896)
Proceeds from sale of intangible assets		—	—	7,310
Advances to related parties	29	—	—	(289)
Proceeds from related parties	29	28	195	332

Cash flow used in investing activities		$(23,703)	$(17,091)	$(12,069)

Financing activities
Proceeds from borrowings	19	280,795	106,736	96,392
Payments on borrowings	19	(272,301)	(120,586)	(118,417)
Advances from related parties	29	—	32
Payments to related parties	29	(9,154)	(5,856)	(4,570)
Interest paid on borrowings		(17,428)	(15,102)	(16,284)
Payment of lease liabilities	19	(8,854)	(5,733)	(4,070)
Redeemed shares	23	(45,000)	—	—
Cash obtained in acquisition	23	129,986	—	—

Cash flow generated from (used in) financing activities		$58,044	$(40,509)	$(46,949)

Net increase in cash		71,644	13,320	9,268
Cash at beginning of the year/period		4,229	2,042	2,844
Effect of exchange rate fluctuations		(3,761)	(11,133)	(10,070)
Cash at end of the year/period		$72,112	$4,229	$2,042

Non-cash financing and investing activities [1]		$(145,286)	$40,759	$166,013

[1]	As of December 31, 2021, non-cash investing and financing activities include acquisition of right-of-use assets $7,283 (2020: $11,022, 2019: $5,335), interest capitalization on property, plant and equipment under IAS 23 $571, 50% purchase price of acquisition of Pharmaceutical Production Facility $744, termination of the put option agreements in exchange for new equity instruments in Procaps Group S.A. $(239,273) (Refer to Note 23), conversion of SPAC Warrants to Warrants in Procaps Group S.A. $28,963, invoices from suppliers financed via reverse factoring classified as Trade and other payables $8,288 (2020: $7,311, 2019: $38,576) and invoices from suppliers financed via reverse factoring classified as Borrowings $48,138 (2020: $22,426, 2019: $22,486). For the year ended December 31, 2019, it also included the issuance of put option agreements for $99,616.

*	Refer to Note 2.4

The accompanying notes are an integral part of these consolidated financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Note 1. General Company Information

Procaps Group S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg and its subsidiaries (“the Group”) primarily engages in developing, producing and marketing pharmaceutical solutions. Further information about the Group’s business activities, reportable segments and related party relationships of the Group is included in Note 7. Revenue, Note 8. Segment reporting and Note 29. Related party transactions, respectively.

The Group’s principal subsidiaries as of December 2021, 2020 and 2019 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

	Place of	Ownership interests held by:
	business/country	The Group			Non-controlling interests
Name of entity	of incorporation	2021	2020	2019	2021	2020	2019	Principal activities
Procaps S.A.	Colombia	100%	100%	100%	—%	—%	—%	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products.
C.I. Procaps S.A.	Colombia	100%	100%	100%	—%	—%	—%
Procaps S.A. de C.V (previously Laboratorios Lopez S.A. de C.V.)	El Salvador	100%	100%	100%	—%	—%	—%
Softcaps - Colbras	Brazil	100%	100%	100%	—%	—%	—%
Diabetrics Healthcare S.A.S.	Colombia	100%	100%	100%	—%	—%	—%	Diabetes solutions and chronic disease management tool.

There are no significant restrictions on the ability of the Group to access or use assets and settle liabilities.

Reverse reorganization

Crynssen Pharma Group Limited (“OpCo”) is a private limited liability company registered under the laws of Malta with company registration number C59671 and with registered office at Ground Floor, Palace Court, Church Street, St. Julians STJ 3049. Union Acquisition Corp. II is a Cayman Islands company previously listed on the NASDAQ under “LATNU”. Union, a publicly-traded special purpose acquisition company (“SPAC”), had limited operations but was established as a public investment vehicle with the purpose of making an investment in an operating company, particularly in Latin America.

On March 31, 2021, SPAC, OpCo, Procaps Group, S.A. (“Holdco”) and OZLEM Limited, an exempted company incorporated under the laws of the Cayman Islands (“Merger Sub”) entered into a Business Combination Agreement (the “Business Combination Agreement” or “BCA” or the “Transaction”).

With the execution of the BCA, SPAC also entered into separate Subscription Agreements, each dated March 31, 2021, with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors collectively subscribed for an aggregate of 10,000,000 ordinary shares of SPAC, par value $0.0001 per share (“SPAC Ordinary Shares”) for a purchase price of $10.00 per SPAC Ordinary Share and an aggregate purchase price of $100,000,000 (the “PIPE Investment”). The PIPE Investment were consummated, and the SPAC Ordinary Shares subscribed for by the PIPE Investors were exchanged for ordinary shares of Holdco, nominal value $0.01 per share (“Holdco Ordinary Shares”), concurrently with the closing of the Transaction.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The Transaction was approved at an Extraordinary General Meeting of LATNU’s shareholders on September 22, 2021 and subsequently consummated on September 29, 2021.

Summary of significant steps to implement the reverse reorganization:

a.	OpCo formed Holdco, a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, which issued redeemable A shares of Holdco (the “Holdco Redeemable A Shares”) to OpCo. Holdco then formed Merger Sub, an exempted company incorporated under the laws of the Cayman Islands.

b.	Merger Sub merged with and into the SPAC, with SPAC surviving such merger and becoming a direct wholly-owned subsidiary of Holdco (the “Merger”) and, in the context of the Merger, (a) all SPAC Ordinary Shares outstanding were exchanged with Holdco for the right to receive Holdco Ordinary Shares pursuant to a share capital increase of Holdco and (b) the issued and outstanding SPAC warrants that became warrants of Holdco exercisable for Holdco Ordinary Shares, on substantially the same terms as the SPAC warrants.

c.	Immediately following consummation of the Merger and pursuant to those certain individual Contribution and Exchange Agreements, each dated as of March 31, 2021, each of the shareholders of OpCo, immediately prior to the consummation of the Transaction (the “Opco Shareholders”), had contributed their respective ordinary shares of OpCo, nominal value $1.00 per share (the “OpCo Ordinary Shares”) to Holdco in exchange for Holdco Ordinary Shares, and in the case of the International Finance Corporation (“IFC”), for Holdco Ordinary Shares and 4.5 million redeemable B shares of Holdco, nominal value $0.01 per share (the “Holdco Redeemable B Shares”) which were subscribed for by each OpCo Shareholder (such contributions and exchanges of OpCo Ordinary Shares for Holdco Ordinary Shares and, in the case of IFC, Holdco Ordinary Shares and Holdco Redeemable B Shares, collectively, the “Exchange”). The Exchange transaction was termed as a common control transaction due to the fact both OpCo and Holdco are ultimately controlled by the same party or parties, that are all controlled by the Minski family, both before and after the transaction, and that control is not transitory.

d.	Immediately following the consummation of the Merger but prior to the Exchange, Holdco redeemed all Holdco Redeemable A Shares held by OpCo.

e.	Immediately following the Exchange, Holdco redeemed 4.5 million Holdco Redeemable B Shares for a total purchase price of $45 million in accordance with that certain Share Redemption Agreement entered into by and between Holdco and IFC on March 31, 2021.

f.	On the effectiveness of the Transaction, September 29, 2021, the put option agreements were terminated in exchange for new equity instruments in Procaps Group SA.

As a result of the Exchange and following the consummation of the Transaction, OpCo and SPAC had become a direct wholly-owned subsidiaries of Holdco and the OpCo shareholders and SPAC shareholders became holders of issued and outstanding Holdco Ordinary Shares: Procaps Group S.A.

Emerging Growth Company Status

Upon execution of the public equity offering, Holdco (the “Company”) is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The Company will remain an emerging growth company until the earliest of:

●	the last day of the first fiscal year (a) following the fifth anniversary of a public equity offering, (b) in which its annual gross revenue totals at least $1.07 billion or (c) when the Company is deemed to be a large accelerated filer, which means the market value of the Company’s ordinary shares held by non-affiliates exceeds $700.0 million as of the prior June 30th; and

●	the date on which the Company has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The consolidated financial statements of the Company for the years ended December 31, 2021, 2020 and 2019 comprise the Group and its interest in joint ventures, investments and operations. The Group prepares and publishes its consolidated financial statements in United States Dollars (“USD”), and the numbers are rounded to the thousands of USD unless otherwise stated. Foreign operations are included in accordance with the policies set out in Note 2.2. Functional and reporting currency.

The consolidated financial statements were authorized for issue by the Group’s Audit Committee on April 27, 2022.

Note 2. Basis of preparation and accounting

The consolidated financial statements of the Group as of December 31, 2021, 2020 and 2019 and have been prepared on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

The consolidated financial statements consist of the consolidated statement of profit or loss and other comprehensive income, consolidated statement of financial position, consolidated statement of changes in equity and consolidated statement of cash flows and have been prepared under a historical cost basis, except for certain financial instruments that have been measured at fair value.

The Group opted to present a single consolidated statement of profit or loss and other comprehensive income, combining the presentation of profit or loss and comprehensive income in the same statement. Due to the activities of the Group, costs and expenses presented in the consolidated statement of profit or loss and other comprehensive income were classified according to their function.

The consolidated statement of financial position has been prepared based on the nature of the Group’s operations, distinguishing: (a) current assets from non-current assets, where current assets are intended as the assets that should be realized, sold or used during the normal operating cycle, or the assets owned with the aim of being sold in the short term (within 12 months); (b) current liabilities from non-current liabilities, where current liabilities are intended as the liabilities that should be paid during the normal operating cycle, or over the 12-month period subsequent to the reporting date.

The consolidated statement of cash flows has been prepared using the indirect method.

The consolidated financial statements present comparative information in respect to the previous periods, 2020 and 2019 for Consolidated Statement of Profit or Loss and Other Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows and related notes. Foreign operations are included in accordance with the policies set out in Note 2.2. Functional and reporting currency.

The accounting policies set out in Note 3. Summary of significant accounting policies have been applied in preparing the consolidated financial statements for the year ended December 31, 2021, and the comparative information presented for the years ended December 31, 2020 and 2019.

The Group has applied accounting judgments, estimates and significant accounting assumptions described in Note 4. Critical accounting judgements and key sources of estimation uncertainty in preparing the consolidated financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Note 2.1. Going concern

Management has, at the time of approving the accompanying consolidated financial statements, a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Thereby these consolidated financial statements have been prepared on a ‘going concern’ basis.

As of December 31, 2020, Management had identified certain conditions and events that considered in the aggregate, rose a substantial doubt about the Group’s ability to continue as a going concern. However, such consolidated financial statements had been prepared on a going concern basis, which contemplated the realization of assets and satisfaction of liabilities that could have been necessary if the Group were unable to continue as a going concern.

As of December 31, 2021, the following matters have been considered by management in determining the reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future.

As of December 31, 2021, the Group retains a negative equity position of $38,340 while it improved significantly compared to prior periods (2020: negative equity of $254,678, 2019: negative equity $243,947). This improvement is related to the effects of the reverse reorganization following the de-SPAC with Union Acquisition Corp II on September 29, 2021. This resulted in a net ‘capital contribution’ through the net assets obtained from the SPAC and the termination of the put option with IFC and Hoche for which the financial liability was reclassified back into equity in consideration for ordinary shares in Holdco. The negative equity balance as of December 31, 2021 is primarily driven by the classification of the Holdco Ordinary Shares held in escrow as a financial liability and does not impact the Group’s future operations and there are no further obligations to the Group.

For the year ended December 31, 2021, the Group incurred a loss of $100,863 (2020: $10,447, 2019: $17,013). The Group generated $37,303 of cash in operating activities (2020: $70,920, 2019: $68,286) after changes in working capital.

As of December 31, 2021, the Group reported positive working capital of $110,095 compared to a deficit of $54,926 and 76,028 for fiscal years 2020 and 2019, respectively. The positive working capital was mainly due to the increase in units sold in the principal business lines at an average of 24%, and improvement in the collection of the portfolio, due to post-Covid recovery and current debt re-profiling activities.

The Transaction has brought an inflow of cash to the operation. The Group received $160,049 which was mainly used for the redemption of the Redeemable B Shares from IFC, capital expenditures and settlement of obligations with certain suppliers.

As of December 31, 2021, the Group had cash of $72,112 (2020: $4,229, 2019: $2,042). Currently, the Group maintains financing lines, which, together with the expected internal generation of funds, will allow it to finance its growth and working capital needs. Furthermore, the Group substantially improved its funding conditions through the subscription of new Senior Notes for $115 million. This transaction will result in a significant reduction in interest rate payable from 9% average to 4.75%, allowing the Group to early repay $102 million of previous facilities and the Senior Notes will not start to amortize before 2027.

Management has evaluated its capital position and its ability to continue its normal course of business for the foreseeable future and ability to meet its financial obligations for the next twelve months. The Group project it will generate excess cash over its current financial obligations through its current cash position and operating cash generated. The excess cash will be available to meet the Group’s investment and capital expenditure objectives.

Note 2.2. Functional and reporting currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in US Dollars (USD), which is Procaps Group S.A. functional and presentation currency.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Note 2.3. Basis of consolidation

The subsidiaries are fully consolidated from the date on which control is transferred to the Company. Consolidation ceases from the date on which control ends.

All financial results are consolidated with similar items on a line-by-line basis. If necessary, adjustments are made to the financial statements of the consolidated companies in order to adapt their accounting policies to those used by the Group.

All transactions, balances, revenues and related expenses between the consolidated companies are eliminated.

2.3.1. Reverse reorganization

Management has evaluated all the indicators of control from IFRS 10 and IFRS 3. Although there is a higher level of judgement when it comes to the analysis of the conditions set forth in IFRS 3, the indicators of relative voting rights, composition of governing body, composition of senior management, terms of exchange, relative size, and other factors favored OpCo as the accounting acquirer. Therefore, the SPAC is considered to be the accounting acquiree.

However, SPAC does not meet the definition of a business under IFRS 3 because it lacks substantive processes as defined by IFRS 3. Thus, the transaction is not accounted for as a business combination but an asset acquisition transaction within the scope of IFRS 2 as a share-based payment transaction. As a result, the difference in the fair value of the shares deemed to have been issued by the accounting acquirer (OpCo) and the fair value of the accounting acquiree’s (SPAC’s) identifiable net assets represents a service received by the accounting acquirer. That difference is recognized as an expense on the date of the transaction close as the services have been deemed rendered at that point in time. See Note 10. Other expenses, net.

In the Transaction, the accounting acquiree (legal acquirer), becomes the ultimate parent holding company of the Group, however, the consolidated financial statement represents a continuation of Procaps Group S.A., the accounting acquirer (legal acquiree) with the exception of the legal capital structure.

As mentioned in Note 1. General Company Information, the Transaction can be termed a common control transaction. Management concluded that it would be appropriate to account for it as a restructuring using book value accounting in Holdco’s consolidated financial statements, on the basis that there has been no business combination between Opco and Holdco.

Shareholders’ equity of the Group prior to the Transaction is retrospectively adjusted as a capital restructuring for the equivalent number of shares received and on a pro rata basis for prior reporting periods, for purposes of calculating earnings per share. Retained earnings and relevant reserves of the Group are carried forward after the Transaction. Any difference to shareholders’ equity of Group arising from the restructuring of share capital and equity instruments issued is recorded in equity under share premium.

Refer to Note 26. Acquisitions for further information related to the accounting and presentation of the Transaction.

For purposes of calculating basic earnings per share the ordinary shares associated with Put Option Agreements previous to the transaction were included. Note 24. Earnings Per Share.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Note 2.4. Restatement of Previously Issued Financial Statements

Subsequent to the issuance of the Group’s 2020 financial statements and during the process of preparing the Group’s Form 20-F, the Group revisited the classification of factoring and reverse factoring arrangements previously classified as part of Trade and other payables. As a result, management has identified the following errors that were concluded to be material to the previously issued financial statements.

●	The Group’s factoring arrangements with recourse are treated as ’secured borrowing’ transactions since the Group has not transferred substantially all risks and rewards. A secured borrowing transaction is to be classified together with other borrowings. Previously, the Group classified certain factoring arrangements as Trade and other payables. Upon reassessing the facts and circumstances, the Group concluded that these should be reclassified to Borrowings (current). Based on this analysis of the factoring arrangements, the Group identified the following errors:

	–	As of December 31 and January 1, 2020, and June 30, 2021, the Group decreased Trade and other payables, net and increased Borrowings (current) by $1,919, $1,517, and $3,808 (unaudited), respectively.
	–	For the twelve-month period ended December 31, 2020, the Group’s classification error of factoring arrangements from operating to financing cash flows amounted to $2,463. There was a net zero impact of the error of factoring arrangements in the cash flow statement for the twelve-month period ended December 31, 2019.
–

Unaudited - For the six-month period ended June 30, 2021, the Group’s classification error of factoring arrangements from operating to financing cash flows amounted to net $300 (unaudited) which consists of $596 thousand to Proceeds from borrowings and $896 thousand to Payments on borrowings. There was no error in the classification of factoring arrangements in the cash flow statement for the six-month period ended June 30, 2020.

●	The Group’s reverse factoring arrangements have both characteristics of operating and financing. Under IFRS 9 there is no explicit guidance as to when to classify a reverse factoring arrangement as operating or financing debt. The assessment involves judgment and careful consideration of all relevant facts and circumstances per arrangements. Previously, the Group classified all reverse factoring arrangements as Trade and other payables. Upon reassessing the facts and circumstances, the Group concluded that some reverse factoring arrangements are more akin to financing arrangements due to the fact the Group pays interest which it normally does not to suppliers. Therefore, the Group has reclassified such arrangements from Trade and other payables to Borrowings (current). Based on this analysis of the reverse factoring arrangements, the Group identified the following errors:

	–	As of December 31 and January 1, 2020, and June 30, 2021, the Group decreased Trade and other payables, net and increased Borrowings (current) by $10,240, $8,301, and $13,671 (unaudited), respectively.
	–	For the twelve-month period ended December 31 2020 and 2019, the Group’s classification error of reverse factoring arrangements that possess financing characteristics from operating to financing cash flows amounted to $17,481 and $20,526, respectively.
	–	Unaudited - For the six-months period ended June 30, 2021 and 2020, the Group’s classification error of reverse factoring arrangements that possess financing characteristics from operating to financing cash flows amounted to $17,549 and $6,737, respectively.

These corrections discussed above, related to factoring and reverse factoring, have no effect on total current liabilities and are presented as “Restatement Adjustments” in the tables included below.

The following tables reflect the impact of the errors and other reclassifications to the specific financial statements line items presented in the Group´s previously reported consolidated financial statements.

I. Effect of the restatement on annual financial information

The restated Statement of Financial Position for the historical periods presented is as follows.

	As of December 31, 2020			As of January 1, 2020
Balance Sheet, restated	As reported	Restatement Adjustments	As restated	As reported	Restatement Adjustments	As restated
Current liabilities
Borrowings	102,621	12,159	114,780	90,157	9,818	99,975
Trade and other payables, net	106,275	(12,159)	94,116	114,426	(9,818)	104,608

In addition to correcting the Statement of Financial Position and Consolidated Statement of Cash Flow, certain information within the following notes to the Consolidated Financial Statements have been restated to reflect the correction of misstatements discussed above:

–	Note 19. Borrowings
–	Note 21. Trade and other payables, net
–	Note 27. Financial instruments

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The restatement of the Consolidated Statement of Cash Flow for the historical periods resulted in the following impact:

	For the twelve month period ending December 31, 2020				For the twelve month period ending December 31, 2019
	As reported	Restatement Adjustments[1]	Other Reclassifications[2]	As restated	As reported	Restatement Adjustments[1]	Other Reclassifications[2]	As restated
Operating activities
(Increase)/decrease in operating assets and liabilities:
Trade and other payables	(8,149)	19,944	—	11,795	12,116	20,526	—	32,642
Interest paid	—	(1,839)	—	(1,839)	—	(2,216)	—	(2,216)
Cash flow provided by (used in) operating activities	52,815	18,105	—	70,920	49,976	18,310	—	68,286

Investing activities:
Advances to related parties	—	—	—	—	—	—	(289)	(289)
Proceeds from related parties	—	—	195	195	—	—	332	332
Cash flow provided by (used in) investing activities	(17,286)	—	195	(17,091)	(12,112)	—	43	(12,069)

Financing activities:
Proceeds from borrowings	106,736	—	—	106,736	96,392	—	—	96,392
Payments on borrowings	(106,375)	(19,944)	5,733	(120,586)	(101,961)	(20,526)	4,070	(118,417)
Advances to related parties	—	—	—	—	(289)	—	289	—
Proceeds from related parties	195	—	(195)	—	332	—	(332)	—
Interest paid on borrowings	(16,941)	1,839	—	(15,102)	(18,500)	2,216	—	(16,284)
Payment of lease liabilities	—	—	(5,733)	(5,733)	—	—	(4,070)	(4,070)
Cash Flow generated from (used in) financing activities	(22,209)	(18,105)	(195)	(40,509)	(28,596)	(18,310)	(43)	(46,949)

[1]	In addition to the errors related to factoring and reverse factoring arrangements, this column includes an error related to the classification of interest paid on lease liabilities from financing into operating cash flows.

[2]	Certain reclassifications have been made to prior years Consolidated Statement of Cash Flows to conform to the current year presentation, which include the separate disclosure for payment of lease liabilities and presentation of cash flow to/from related parties regarding loans to such entities in investing activities. These reclassifications had no impact on previously reported loss for the years nor accumulated losses.

The amounts financed under reverse factoring arrangements during each period are disclosed in the non-cash items footnote below the Consolidated Statement of Cash Flows.

II. Effect of the restatement on unaudited condensed consolidated interim financial information (Unaudited)

The Group concluded that the financial statements contained in the Group's interim condensed consolidated financial statements for the interim periods ended June 30, 2021, and June 30, 2020 in the Group’s registration statement on Form F-1 filed with the Securities and Exchange Commission on November 24, 2021, and declared effective on December 6, 2021, also were materially misstated because of the errors discussed above.

The restatement of the Statement of Financial Position for the historical interim periods resulted in the following impacts.

Unaudited Condensed Consolidated Interim Statement of Financial Position

	As of June 30, 2021
Balance Sheet, restated	As reported	Restatement Adjustments	As restated
Current liabilities
Borrowings	95,262	17,479	112,741
Trade and other payables, net	113,117	(17,479)	95,638

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The restatement of the Cash Flow Statement for the historical interim periods resulted in the following impact:

Unaudited Condensed Consolidated Interim Statement of Cash Flows

	For the six month period ending June 30, 2021			For the six month period ending June 30, 2020
	As reported	Restatement Adjustments(1)	As restated	As reported	Restatement Adjustments(2)	As restated
Operating activities
(Increase)/decrease in operating assets and liabilities:
Trade and other payables	3,275	18,864	22,139	(15,584)	7,715	(7,869)
Interest paid	—	(1,015)	(1,015)		(978)	(978)
Cash flow provided by (used in) operating activities	(1,499)	17,849	16,350	27,440	6,737	34,177

Cash flow provided by (used in) investing activities	(9,583)	—	(9,583)	(6,467)	—	(6,467)

Financing activities:
Proceeds from borrowings	94,744	596	95,340	55,538	—	55,538
Payments on borrowings	(56,640)	(18,445)	(75,085)	(47,734)	(6,737)	(54,471)
Cash Flow generated from (used in) financing activities	26,636	(17,849)	8,787	(6,162)	(6,737)	(12,899)

(1)	The restatement adjustment related to trade and other payables consist of errors related to reverse factoring of $17,549 thousand, factoring of $300 thousand and interest paid on lease liabilities of $1,015 thousand.

(2)	The restatement adjustment related to trade and other payables consist of errors related to reverse factoring of $6,737 thousand and interest paid on lease liabilities of $978 thousand.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Note 3. Summary of significant accounting policies

Note 3.1. Goodwill

Goodwill arising from the acquisition of a business is recorded at cost at the acquisition date, less accumulated impairment losses, if any.

Goodwill is stated at cost and not amortized but is tested for impairment on an annual basis and whenever there is an indicator that the cash-generating unit to which goodwill has been allocated may be impaired.

3.1.1 Goodwill impairment

Goodwill is tested for impairment annually at the cash-generating unit level, which is the level at which the assets generate largely independent cash inflows and are monitored for internal management purposes. An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the consolidated statements of profit or loss.

Impairment losses recognized for cash-generating units first reduce allocated goodwill and then the carrying amounts of the other assets in the unit on a pro rata basis.

Refer to Note 12. Goodwill and Note 4. Critical accounting judgements and key sources of estimation uncertainty or further information on the goodwill exposure and estimates applied, respectively.

Note 3.2. Transactions in foreign currency

When preparing the financial statements of the individual underlying entities of the Group, transactions in a currency other than the functional currency of the entity (“foreign currency”) are recorded using the exchange rates in effect on the transaction date. At the end of each reporting period, monetary items denominated in a foreign currency are reconverted at the exchange rates prevailing at that date. Non-monetary items calculated in terms of historical cost, in foreign currency, have not been reconverted.

For purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign currency transactions are expressed in USD, using the exchange rates prevailing at the end of the respective reporting period. Revenues and expenses are translated at the average exchange rates for the respective period. The exchange differences that arise, if applicable, are recognized through other comprehensive income and are accumulated in equity (attributed to the non-controlling interests when appropriate).

Note 3.3. Leases - Right-of-use assets & lease liabilities

The Group assesses whether a contract is or contains a lease at inception of a contract. The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (defined as assets with a value less than $5,000). For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease, and payments for these leases are presented in the combined statements of cash flows from operating activities.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. The right-of-use assets are depreciated starting at the commencement date and over the shorter period of useful life of the underlying asset (in the case the lease transfers ownership of the underlying asset to the Group by the end of the lease term or cost of the right-of-use assert reflects that the Group will exercise a purchase option) and lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the interest rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate specific to the country, term and currency of the contract. In addition, the Group considers its recent indebtedness as well as publicly available data for instruments with similar characteristics when calculating the incremental borrowing rates.

Lease payments include fixed payments, less any lease incentives, variable lease payments that depend on an index or a rate known at the commencement date, and purchase options or extension option payments if the Group is reasonably certain to exercise these options. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and right-of-use asset and are recognized as an expense in the combined income statements in the year/period in which the event or condition that triggers those payments occurs.

A lease liability is remeasured upon a change in the lease term, changes in an index or rate used to determine the lease payments or reassessment of exercise of a purchase option. The corresponding adjustment is made to the related right-of-use asset.

The lease liability is presented in the ‘Borrowings’ line and the right-of-use assets are presented in a single line in the consolidated balance sheet. In addition, the principal portion of the lease payments is presented within financial activities and the interest component is presented within operating activities in the consolidated statements of cash flows.

Note 3.4. Financial Instruments

Financial assets and liabilities are recognized when an entity of the Group becomes party to the contractual provisions of an instrument.

Financial assets and liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and liabilities (other than those designated at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or liabilities, when appropriate, at initial recognition. Transaction costs directly attributable to the acquisition of financial assets or liabilities designated at fair value through profit or loss are recognized immediately through profit or loss.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

3.4.1 Classification of financial assets

If and when applicable the Company follows the framework and requirements outlined in IFRS 9 to classify financial assets based on whether:

●	The financial asset is held within a business model whose objective is to collect contractual cash flows or whose objective is achieved through the collection of contractual cash flows and the sale of financial assets; and

●	The contractual terms give rise to cash flows that are only payments of principal and interest.

By default, all other financial assets are subsequently measured at fair value through profit or loss.

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore all classified as current. Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, when they are recognized at fair value. The Group holds the trade receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.

3.4.2 Gains and losses in foreign currency

Trade receivables denominated in a currency other than the subsidiaries’ functional currency is determined in that foreign currency and converted to the subsidiaries’ functional currency at the end of each reporting period using the then prevailing spot rate. Exchange differences are recognized through profit or loss and are classified within other expenses.

3.4.3 Impairment of financial assets

The Group recognizes a provision for expected credit losses on trade and other receivables.

The Group applies the ‘simplified’ approach as required by IFRS 9 since generally the Group’s trade receivables do not include a significant financing component. The Group therefore recognizes the lifetime expected credit losses over the life of the trade and other receivables.

Other receivables are generally assessed individually and a lifetime expected credit loss is estimated based on the receivable and debtor specific facts and circumstances.

3.4.4 Definition of default

The Group considers that an event of default has occurred when more than 50% of the customers trade receivable balance is more than 90 days overdue, unless there is reasonable and supportable information to demonstrate that such default is not in existence.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

3.4.5 Impaired trade receivables

A financial asset has been impaired when one or more events have occurred that have a negative impact on the estimated future cash flows of the trade receivable. The evidence of credit impairment includes observable data on the following events:

●	significant financial difficulty of the customer;

●	customer enters into or is likely to enter into bankruptcy;

●	a breach of contract, such as an expired event;

●	for economic or contractual reasons one or more concessions have been granted.

3.4.6 Measurement of impairment

The expected credit losses on trade receivables are estimated using a methodology where a probability of default is estimated based on historical information, adjusted for current and forecasted economic conditions, if applicable. If applicable and significant, the Group may adjust the provision based on a probability weighing of various scenarios and factors in the time value of money:

●	Probability of default (‘PD’): The PD is derived by analyzing a rolling dataset of twenty-four months in which trade receivables are tracked and analyzed as they move through the aging buckets.

●	Loss given default: The Group typically defines the loss given default to be one hundred percent.

●	Exposure at default: The trade receivable balance as of the reporting date, net of advances and credit notes.

As of the reporting dates presented, the Group has not deemed these to be significant.

The Group estimates the probability of default at the pool level and then applies such pool level PD to the trade receivables within that pool. The Group generally defines each pool within its main subsidiaries as:

●	Domestic

●	Export

●	Government

●	Related parties

The Group recognizes an impairment loss or gain in the aggregate for all trade receivables as a provision with corresponding amount recognized in Administrative expenses.

The Group writes-off individual trade receivables when uncollected when they become 365 days past due.

3.4.7 Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the asset’s cash flows expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Group does not transfer or retain substantially all risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its interest retained in the asset and an associated liability for the amounts to be paid. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a loan secured by the revenue received.

Upon derecognition of a financial asset measured at amortized cost, the difference between the carrying amount of the asset and the sum of the consideration received and receivable is recognized through profit or loss.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The Group also derecognizes a financial asset when there is information which indicates that the counterparty is in serious financial difficulty and there is no realistic prospect of recovery. The derecognized financial assets may still be subject to compliance activities in accordance with the Group’s recovery procedures, taking into account legal advice when appropriate. Any recovery is recognized through profit or loss.

Accounts receivable Factoring

As part of the regular business and in case of immediate cash needs, the Group could sell its accounts receivable (i.e., invoices) to a third party (factor) at a discount. The Group analyzes whether these transactions are with recourse or without recourse and applies the recognition criteria in IFRS 9 to assess whether the arrangement transfers substantially all risks and rewards to the factor. For arrangements with recourse, where substantially all risks and rewards have not been transferred, the cash received from the factor is accounted for as a secured borrowing.

Note 3.5. Inventories, net

Inventories are presented at the lower of acquisition cost or net realizable value. Cost is determined by the weighted average method. The net realizable value represents the estimated sale price less all the estimated termination and selling costs. The cost of finished products and products in progress includes the costs of raw materials, direct labor, other direct costs and the respective direct production expenses (based on normal operating capacity), excluding borrowing costs. Inventories are presented net of the allowances for obsolescence and, in consolidation, net of eliminations of unrealized profit on inventories.

Note 3.6. Property, plant and equipment, net

Property, plant and equipment assets are measured at historical cost less accumulated depreciation and any impairment loss, except for those acquired in a business combination, which are then recorded at fair value; assets under construction and land are not depreciated. The cost of the property, plant and equipment is the fair value of the consideration initially provided to acquire or construct the item and prepare it for use. Subsequent costs incurred for repair and maintenance, are expensed in the consolidated statements of comprehensive income unless these costs meet the criteria for capitalization (i.e. extension of the useful life). Depreciation commences when the assets are ready for use.

Property, plant and equipment is depreciated based on the straight-line method over estimated useful lives.

An item of property, plant and equipment will be derecognized upon disposal or when future economic benefits from the continued use of the asset are no longer expected. The gain or loss arising from the derecognition is measured as the difference between the gain on sale and the carrying amount of the asset and is recognized through profit or loss.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The useful lives of property, plant and equipment are:

Buildings	20 - 40 years
Machinery and equipment	10 - 20 years
Furniture and fixtures	2 - 10 years
Other equipment	2 - 5 years

Note 3.7. Intangible assets

3.7.1 Intangible assets generated internally

Disbursements originated by research activities are recognized as an expense in the period in which they are incurred.

An intangible asset generated internally as a result of development activities (or the development phase of an internal project) is recognized if, and only if, the following conditions are met:

●	It is commercially and technically feasible to complete the production of the intangible asset so that it can be available for use or sale;

●	Management intends to complete the intangible asset in question in order to use or sell it or can demonstrate the way in which the intangible asset will likely generate future economic benefits;

●	Adequate technical, financial or other resources are available to complete the development and to use or sell the intangible asset; and

●	The Group is able to reliably measure the disbursement attributable to the intangible asset during its development.

The expenses incurred in developing new pharmaceutical technologies, combination of active ingredients and formulation improvements, meet the conditions of the previous paragraph, usually from the beginning of pilot batches (completion of the experimental batch stage), at which point management considers that achieving regulatory approval (sanitary registration) is a legal formality.

The amount initially recognized for an internally generated intangible asset will be the sum of the disbursements incurred once the element meets the recognition conditions. When an internally generated intangible asset cannot be recognized, development disbursements are charged through profit or loss in the period in which they are incurred.

Subsequent to initial recognition, an internally generated intangible asset will be accounted for at cost less accumulated amortization and the accumulated amount of impairment losses, on the same basis as intangible assets that are acquired separately.

3.7.2 Disposal of intangible assets

An intangible asset is written off at the time of its disposal, or when future economic benefits of its use or disposal are not expected. Gains or losses arising from the write-off of an intangible asset, measured as the difference between the net proceeds from the sale and the carrying amount of the asset, are recognized through profit or loss when the asset is written off.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

3.7.3 Impairment of definite-lived tangible and intangible assets and intangibles not yet available for use, and other assets

At the end of each reporting period, the Group evaluates the carrying amounts of its definite-lived tangible and intangible assets and those intangibles not yet available for use in order to identify any indication that these assets have been impaired. In such a case, the recoverable amount of the asset is calculated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Group calculates the recoverable amount of the cash generating unit to which the asset belongs. When a reasonable and consistent basis of distribution is identified, the common assets are also allocated to the individual cash generating units or distributed to the smallest group of cash generating units for which a reasonable and consistent distribution base can be identified.

The recoverable amount is the higher of the fair value less disposal costs and the value in use. When estimating the value in use, the estimated future cash flows are discounted to the present value, using a pre-tax discount rate that reflects the current market valuations with respect to the time value of money and the specific risks for the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) calculated is less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognized immediately through profit or loss. If an impairment loss is subsequently reversed, the carrying amount of the asset (or cash-generating unit) increases to the revised estimated value of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been calculated if the impairment loss had not been recognized for said asset (or cash-generating unit) in previous years. The reversal of an impairment loss is automatically recognized through profit or loss.

3.7.4 Amortization of internally generated intangibles

Internally generated intangible assets such as licenses, bioequivalence studies, new platforms, tablet improvements, combinations and concentrations, and soft gel capsule improvements, among others, are of finite useful lives and their amortization period will begin only when the following two milestones are met:

●	The pre-industrial batch is completed with satisfactory results.

●	The regulatory body approves the corresponding sanitary registration.

When these milestones are met, the capitalized developments will have met the necessary conditions to generate economic benefits in accordance with management’s expectations, so the amortization of the assets begins using the straight-line method through profit or loss during the minimum projected time of generated economic benefits.

The amortization will also cease at the earliest of either the date when the asset is classified as held for sale or the date when the asset is derecognized.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

3.7.5 Useful lives of intangibles

The following useful lives are used to calculate amortization:

Trademarks and sanitary records	3 – 20 years
Licenses, customers and agreements	3 – 10 years
Product development	3 years

Note 3.8. Financial liabilities and equity instruments

3.8.1 Classification as debt or equity

Debt and equity instruments are classified as financial liabilities or equity in accordance with the substance of the contractual agreement and definitions of financial liability and equity instrument.

3.8.2 Equity instruments

An equity instrument consists of any contract that evidences a residual interest in the assets of an entity, after deducting all of its liabilities. Equity instruments issued by a Group entity are recognized for income received, net of direct issue costs.

The repurchase of equity instruments of the Group is recognized and deducted directly in equity. No gain or loss is recognized through profit or loss, arising from the purchase, sale, issue or cancellation of the equity instruments of the Group.

3.8.3 Financial liabilities

Financial liabilities are classified at their inception at fair value through profit or loss or at amortized cost, using the effective interest amortization method.

3.8.4 Warrant liabilities

The Group has warrants that are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. Gains and losses will be recorded in profit or loss.

3.8.5 Shares held in escrow

The shares to be delivered, in an escrow, are initially recognized at fair value of the equity instruments granted for services received in an equity-settled share-based payment determined at grant date, and they are subsequently remeasured to their fair value at the end of each reporting period until they are released from escrow or are forfeited.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Note 3.9. Trade and other payables, net

Trade and other payables are recognized when the Group has a legal or a constructive obligation, as a result of a past event, and it is probable that there may be an outflow of resources embodying economic benefits to settle the obligation and the obligation can be measured reliably. These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The average credit period for purchases is between 90 and 180 days, including cases in which the invoices have been assigned by the supplier to third parties. Other payables correspond mainly to employment obligations and provisions.

Reverse factoring

Suppliers of the Group initiate and enter into reverse factoring arrangements in which the Group participates. Under such arrangements suppliers sell or assign their receivables from the Group to third parties (i.e. ‘the factor’), after which the Group pays and settles the underlying invoices directly with the factors. Provided that certain conditions are met, the invoices sold or assigned to factors remain classified within trade and other payables. The criteria are that: 1) the assignment is contractually initiated and decided by the supplier, 2) it does not extend the period in which the Group regularly pays the supplier, 3) the amount of the invoices is not modified, and there are no charges in this regard by third parties. Otherwise, the Group reclassifies those balances as a financial liability, other term loans with a corresponding reclassification from operating cash flows to financing cash flows, for the amount paid to factors.

Note 3.10. Taxes

Income tax expense represents the sum of current income tax payable and deferred tax.

3.10.1 Current tax

Current tax is based on the taxable income registered during the year. The taxable income differs from the income reported in the consolidated statement of profit or loss and other comprehensive income, due to the items of income or expenses that are taxable or deductible in other years and items that are never taxable or deductible. The liabilities of the Group for current tax purposes are calculated using the tax rates enacted or substantially approved at the end of the respective reporting period.

3.10.2 Deferred tax

Deferred tax is recognized on temporary differences between the carrying amount of the assets and liabilities included in the consolidated financial statements and the corresponding tax basis used to determine the taxable income. The deferred tax liability is generally recognized for all temporary tax differences. A deferred tax asset will be recognized, as a result of all deductible temporary differences, to the extent that it is likely that each entity will have future taxable income against which to charge those deductible temporary differences. These assets and liabilities are not recognized if the temporary differences arise from the initial recognition (rather than through a business combination) of other assets and liabilities in an operation that does not affect the taxable income or the accounting income. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

A deferred liability should be recognized for taxable temporary differences associated with investments in subsidiaries and joint ventures, and interests in joint ventures, except for those in which the Group is able to control the reversal of the temporary difference and when there is a possibility that it cannot be reversed in the near future. Deferred tax assets arising from the deductible temporary differences associated with such investments and participation are only recognized to the extent that it is likely that each entity will have future taxable profits against which to charge those temporary differences and when there is the possibility that these can be reversed in the near future.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The carrying amount of a deferred tax asset must be reviewed at the end of each reporting period and reduced, to the extent that it is likely that it will not have sufficient taxable income in the future to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities should be measured using the tax rates expected to be applied in the period in which the asset is realized or the liability is settled, based on the rates (and tax laws) enacted or substantively enacted at the end of the respective reporting period.

The measurement of deferred tax liabilities and deferred tax assets will reflect the tax consequences that would arise based on each Group company’s expectations, at the end of the reporting period, to recover or settle the carrying amount of their assets and liabilities.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and relate to taxes levied by the same tax authority on the same taxable entity, or on different taxable entities.

3.10.3 Current and deferred taxes

Current and deferred taxes should be recognized through profit or loss, except when they relate to items listed in other comprehensive income or directly in equity, in which case the current or deferred tax is also recognized though other comprehensive income or directly in the equity, respectively. In cases of business combinations, when the current tax or deferred tax arises from the initial accounting of the business combination, the tax effect is considered within the accounting of the business combination.

Note 3.11. Provisions

Provisions are recognized when (i) the Group has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

3.11.1 Disputes and litigation

A provision for disputes and litigation is recognized when it is more likely than not that the Group will be required to make future payments as a result of past events, such items may include but are not limited to claims, lawsuits and actions relating to employment related disputes and claims from tax authorities.

Note 3.12. Employee benefits

Note 3.12.1. Retirement and termination benefit costs

Payments to defined contribution retirement benefit plans are recognized as an expense when employees has rendered service entitling them to the contributions. Payments made to state-managed retirement benefit plans are accounted for as payments to defined contribution plans where the Group’s obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each annual reporting period. Remeasurements for actuarial gains and losses are recognized immediately in the consolidated statement of financial position with a charge or credit to other comprehensive income in the period in which they occur. Remeasurements recognized in other comprehensive income are not reclassified. Past service cost is recognized in profit or loss when the plan amendment or curtailment occurs or when the Group recognizes related restructuring costs or termination benefits, if earlier. Gains or losses on settlement of a defined benefit plan are recognized when the settlement occurs. Net interest is calculated by applying a discount rate to the net defined benefit liability.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Defined benefit costs are split into three categories:

●	service cost, which includes current service cost, past service cost and gains and losses on curtailments and settlements;

●	net interest expense; and

●	remeasurements.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

A liability for a termination benefit is recognized at the earlier of when the Group can no longer withdraw the offer of the termination benefit and when the Group recognizes any related restructuring costs.

Discretionary contributions made by employees or third parties reduce service cost upon payment of these contributions to the plan.

The Group recognized a net interest expense within finance costs as of December 31, 2021 of $67 (2020: $60, 2019: $47) while remeasurements of the calculations are reflected in the Statement of Other Comprehensive Income. Remeasurements of the calculations represented a decrease of $195 (increase 2020: $47, decrease 2019: $122).

Note 3.12.2. Short-term and other long-term employee benefits

A liability is recognized for benefits accruing to employees in the form of wages and salaries, annual leave and sick leave in the period the related service is rendered at the undiscounted amount of the benefits expected to be paid in exchange for that service.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

Liabilities recognized in respect of other long-term employee benefits are measured at the present value of the estimated future cash outflows expected to be made by the Group in respect of services provided by employees up to the reporting date.

As of December 31, 2021, the Group recognized employee benefits costs within profit or loss as cost of sales of $25,051 (2020: $27,421, 2019: $23,688) and $62,200 (2020: $48,913, 2019: $52,956) as administrative expenses.

Note 3.13. Revenue recognition

The Group recognizes revenues from the sale of pharmaceutical products and the provision of services primarily related to product development projects.

Revenue is measured based on the consideration specified in a contract with a customer and excludes balances collected on behalf of third parties. The Group recognizes revenue when transferring control of a product or service to a customer.

3.13.1 Sale of goods

Revenue from the sale of goods is recognized when the control of the goods is transferred (both in export and domestic operations) and the performance obligations have been fulfilled by the Group, which occurs when the product is delivered to the location specified by the customer, according to the negotiating conditions agreed upon. Revenues are reduced by discounts or rebates and other similar allowances estimated for customers.

3.13.2 License revenues

Revenue from the sale of intellectual property (licenses) is recognized based on the evaluation of whether an entity’s commitment to grant a license provides the customer with a right of access to intellectual property, which is transferred over time, or a right to use the intellectual property of an entity, which is transferred at a point in time.

The license is a commitment to provide a right of access to the entity’s intellectual property if all the following criteria are met:

●	the contract requires, or the customer reasonably expects, that the entity carries out activities that significantly affect the intellectual property to which the customer is entitled;

●	the rights granted by the license directly expose the customer to the positive or negative effects of the entity’s activities identified in subsection a above; and

●	those activities do not result in the transfer of a good or service to the customer as such activities take place.

If these criteria are not met, the license grants the customer a right to use the license, and the transaction is recognized when the license is granted to the customer.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

3.13.3 Service provision

Revenue from service contracts are recognized based on the status of completion of the contract. If the Group transfers control of a service to satisfy the performance obligation over time, it then recognizes revenue over time, if one of the following criteria is met:

●	the customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs;

●	the entity’s performance creates or enhances an asset that the customer controls as it is created or enhanced; or

●	the entity’s performance does not create an asset with an alternative use for the entity and the entity has an enforceable right to payment for performance that has been completed to date.

3.13.4 Sale of trademarks and sanitary registration

Revenue from contracts for the sale of a trademark or sanitary registration are recognized at the point of the transfer of possession, use, enjoyment and other real and personal rights at the price agreed in the contract, fulfilling the following conditions:

●	The customer has the right to all the benefits of the commercial use of the trademark or sanitary registration.

●	The customer can redirect the use of the trademark or sanitary registration.

●	The customer is responsible for sales, marketing and advertising activities.

Note 3.14. Segment reporting

An operating segment is a component that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the other components, and for which discrete financial information is available. The Group is engaged in the business of developing, producing and marketing pharmaceutical solutions and related activities and is considered an integrated international healthcare and pharmaceutical company across the three core therapeutic areas: hospitals/clinics, pharmacies (prescription) and over-the-counter (non-prescription).

The Group’s customer revenue recognition (external revenue) policy has been consistent with inter-segment revenue generated.

The Group’s business is organized and managed through a combination of geographical regions and business units through 39 legal entities, of which 23 are operating entities, divided in strategic divisions, which are its reportable segments. These divisions offer different products and services and are managed separately as they require different technology and marketing strategies.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The following summary describes the operations of each reportable segment:

Reportable segment	Operations
NextGel	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products in USA, Brazil and Colombia
Procaps Colombia	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products in Colombia
CAN	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products in Northern Central America: Salvador, Guatemala, Nicaragua and Honduras
CASAND	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products in Southern Central America (Panama and Costa Rica) and the North Andes District (Ecuador, Peru and Bolivia)
Diabetrics	Diabetes solutions and chronic disease management tool

The Group’s chief executive officer reviews the internal management reports of each division at least quarterly.

Note 3.15. Principles of consolidation and equity accounting

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

3.15.1. Joint ventures

Joint ventures are arrangements whereby the Group maintains joint control of the underlying net assets of the arrangement with the counterparties. The Group holds a single 50% interest in one joint venture and the Group holds 50% of the voting rights and management board representation. Investments in joint ventures are accounted for using the equity method of accounting, after initially being recognized at cost.

3.15.2. Equity method

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from joint ventures are recognized as a reduction in the carrying amount of the investment.

Where the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in 3.7.3 Impairment of definite-lived tangible and intangible assets and intangibles not yet available for use, and other assets.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

3.15.3. Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Group.

When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

Note 3.16. Net losses per ordinary share

Basic loss per ordinary share was computed by dividing basic net income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding. Diluted income per ordinary share is computed by dividing diluted net income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding plus dilutive potential ordinary shares, if any. Dilutive potential ordinary shares include outstanding warrants or other contracts to issue ordinary stock and are determined by applying the treasury stock method or if-converted method, as applicable, if dilutive.

As of December 31, 2021, 2020 and 2019, considering that the loss per fully diluted share shall be calculated based on the result for the year divided by the weighted average number of fully diluted shares; The Group would not include the effects of potentially dilutive ordinary shares as their effect would be anti-dilutive.

Number of shares prior to the Transaction are retrospectively adjusted as a capital restructuring for the equivalent number of shares received and on a pro rata basis for prior reporting periods.

Note 4. Critical accounting judgements and key sources of estimation uncertainty

In the application of the accounting policies, which are described in Note 3. Summary of significant accounting policies, management must make judgments, estimates and assumptions about the carrying amounts of the assets and liabilities that are not readily observable in other sources. The estimates and underlying assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed regularly. Changes to accounting estimates are recognized in the period of the review, if the change only affects that period, or in future periods if the change affects both the current and subsequent periods.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Goodwill impairment

Determining whether goodwill has been impaired involves calculating the value in use of the cash generating units to which the goodwill has been assigned. The calculation of value in use requires the entity to determine the future cash flows that should arise from the cash-generating units and an appropriate discount rate to calculate the present value. When actual future cash flows are less than expected, an impairment loss may arise.

Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill is tested for impairment at the cash generating unit level. The Group tests at least annually whether goodwill have suffered any impairment by calculating the recoverable amount of the cash generating unit and comparing this to its carrying value.

The Group’s impairment testing methodology is in accordance with IAS 36, where the value in use approach is taken into consideration.

The value in use calculations primarily use cash flow projections. There are a number of assumptions and estimates involved for the preparation of cash flow projections. Key assumptions include the growth rate, expected market share, expected gross margin and selection of discount rates, to reflect the risks involved.

Management prepared the financial projections reflecting actual and prior year/period performance and market development expectations. Judgement is required to determine key assumptions adopted in the cash flow projections and changes to key assumptions can significantly affect these cash flow projections and therefore the results of the impairment reviews. Refer Note 12. Goodwill for further information on the goodwill exposure and estimates applied.

Useful life of property, plant and equipment and amortization of intangibles with finite useful lives

The Group reviews the estimated useful lives of property, plant and equipment and intangibles with finite useful lives at the end of each annual period.

Reverse factoring

Significant judgement is involved to evaluate whether a liability under a reverse factoring arrangement is in essence a continuation of an operating liability or a derecognition of the operating liability and recognition of a financing liability. The Group evaluates each of the four criteria carefully and applies judgment to the facts and circumstances as a whole. Specifically, whether interest charged from the suppliers to the Group creates a substantial change in the amount payable, i.e. financing.

Factoring

The Group enters into factoring arrangements where it sells or assigns certain trade receivables to third parties under both recourse and non-recourse programs. Similar, to reverse factoring, significant judgment is required under IFRS 9 to assess whether the Group has substantially transferred all risk and rewards incidental to the trade receivables to the factor. Specifically, whether or not the factor has the right to collect the unpaid invoice amount from the transferor (seller).

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Provisions for contingencies, litigation and lawsuits

The litigation and lawsuits to which the Companies are exposed are managed by appropriate legal personnel and are primarily related to labor, civil and administrative disputes. The Group considers that a past event has given rise to a present obligation if there is no realistic alternative to settling the present obligation, independent of future events, considering all the evidence available at the reporting date. It is understood that the probability of an event is more likely than not when the probability of occurrence is greater than 50%, in which case the provision is recorded. The possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one to more uncertain future events that are not entirely under the control of the Group are not recognized in the consolidated statements of financial position but are disclosed as contingent liabilities. The occurrence or non-occurrence of events that are deemed remote are not recorded or disclosed. The Group utilizes the professional judgment of internal and external specialists to determine the possibility of the occurrence of a present obligation. In the estimation of the provision for litigation and lawsuits, Management considers assumptions such as appraisal of the attorneys, estimated duration of the litigation or lawsuit and statistical information of litigation or lawsuits with similar characteristics, among others.

Impairment of accounts receivable

The Group evaluates the impairment of its accounts receivable by the expected credit loss model where it determines its value based on the probability of default, the loss due to default (i.e., the extent of the loss in case of default) and the exposure in the default. The assessment of the probability of default and the loss due to default is based on historical data adjusted by prospective information. Further details of other judgments are in Note 3. Summary of significant accounting policies.

Useful lives of right-of-use assets

Right-of-use assets depreciate during the shorter of the lease term and the useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the asset related to the right of use depreciates during the useful life of the underlying asset. Depreciation begins at the commencement of the lease.

Recognition of deferred tax assets

Deferred tax assets are recognized for all deductible temporary differences only to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. In determining whether it is probable that taxable profit will be available to realize the Group’s deferred tax assets, the management considered the following sources of taxable income:

●	Reversal of taxable temporary differences

●	Future taxable profit excluding reversal of temporary differences

●	Tax planning opportunities

Reverse reorganization

The excess between the fair value of the shares and equity instruments issued and the net assets acquired is treated as an expense under IFRS 2 (the ‘listing expense’) and it includes certain elements of judgement and estimation. This centers around the estimation of the fair value of OpCo prior to the Transaction and the fair value of the private warrants.

The fair value of the OpCo was estimated using a combination of a market and income approach under IFRS 13 where the Company forecasted an annual adjusted EBITDA. A market based multiple, as negotiated amongst the independent parties to the Transaction, was then applied to the adjusted EBITDA to arrive at the enterprise value which was then adjusted for OpCo’s net debt.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Private warrants

The private warrants are recorded as financial liabilities on the consolidated statement of financial position and are remeasured on each reporting date. In assessing the fair value of the private warrants, a Black-Scholes option pricing formula for European calls was used since the warrants are not publicly traded. The model requires the input of subjective assumptions, including the volatility of its own ordinary shares, the expected life, and strike price of the warrants. Any changes in these assumptions can significantly affect the estimate of the fair value of the warrants.

Shares held in escrow

The shares to be delivered in an escrow are recorded as financial liabilities on the consolidated statement of financial position and are remeasured on each reporting date. In assessing the fair value of the shares, Monte Carlo simulation was applied in a risk-neutral framework assuming a Geometric Brownian Motion for the future stock price. This model is consistent with the Black-Scholes option pricing framework and was used to account for the path-dependent + 20 out of 30 day features.

Note 5. New and amended IFRS Standards that are effective for the current year

New and amended IFRS Standards that are effective for the current year Impact of the initial application of Covid-19-Related Rent Concessions Amendment to IFRS 16

In May 2020, the IASB issued Covid-19-Related Rent Concessions (Amendment to IFRS 16) that provides practical relief to lessees in accounting for rent concessions occurring as a direct consequence of COVID-19, by introducing a practical expedient to IFRS 16. The practical expedient permits a lessee to elect not to assess whether a COVID-19-related rent concession is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the COVID-19-related rent concession the same way it would account for the change applying IFRS 16 if the change were not a lease modification. The practical expedient applies only to rent concessions occurring as a direct consequence of COVID-19 and only if all of the following conditions are met:

a)	The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;

b)	Any reduction in lease payments affects only payments originally due on or before 30 June 2021 (a rent concession meets this condition if it results in reduced lease payments on or before 30 June 2021 and increased lease payments that extend beyond 30 June 2021); and

c)	There is no substantive change to other terms and conditions of the lease

These changes have not given rise to financial effects for the Group as of December 31, 2021.

Specific policies applicable from January 2021 for Interest Rate Benchmark Reform - Phase 2 (Amendment to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The Group has initially adopted Interest Rate Benchmark Reform Phase 2 - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (the Phase 2 amendments) from January 1, 2021.

The Group has applied the Phase 2 amendments retrospectively. However, in accordance with the exceptions permitted in Phase 2 amendments, the Group has elected not to restate the prior period to reflect the application of these amendments, including not providing additional disclosures for 2020. There is no impact on opening equity balances as a result of retrospective application and the impact has considered not relevant to the Group.

Under the detailed rules of IFRS 9 Financial Instruments, modifying a financial contract can require recognition of a significant gain or loss in the income statement. However, the amendments introduce a practical expedient if a change results directly from IBOR reform and occurs on an ‘economically equivalent’ basis. In these cases, changes will be accounted for by updating the effective interest rate.

A similar practical expedient will apply under IFRS 16 Leases for lessees when accounting for lease modifications required by IBOR reform.

The amendments also allow a series of exemptions from the regular, strict rules around hedge accounting.

To allow users of financial statements to understand the effect of the reform on a company’s financial instruments and risk management strategy, a company will need to provide additional information about:

●	the nature and extent of risks to which the company is exposed arising from financial instruments subject to IBOR reform and how it manages those risks; and

●	the company’s progress in completing its transition to alternative benchmark rates and how it is managing that transition.

The evaluation performed by management determined that there was not significant impact in relation to the Group as of December 31, 2021.

Note 6. Recent accounting pronouncements not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for the year ended December 31, 2021 and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

As of the issue date of these consolidated financial statements, the following new and revised IFRS standards have been issued, but are not yet effective:

IFRS 10 and IAS 28 - Amendments - Sales or contributions of assets between an investor and its associate or joint venture.

The IASB has made limited scope amendments to IFRS 10 Consolidated financial statements and IAS 28 Investments in associates and joint ventures.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The amendments clarify the accounting treatment for sales or contributions of assets between an investor and its associates or joint ventures. They confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitute a ‘business’ (as defined in IFRS 3 Business Combinations).

Where the non-monetary assets constitute a business, the investor will recognize the full gain or loss on the sale or contribution of assets. If the assets do not meet the definition of a business, the gain or loss is recognized by the investor only to the extent of the other investor’s interests in the associate or joint venture. The amendments apply prospectively.

The effective date of the amendments has not yet been set by the IASB; however, early application of the amendments is permitted.

Annual Improvements to IFRS Standards 2018-2020 - Effective January 1, 2022

The following improvements were finalized in May 2020:

IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities.

IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.

IFRS 1 First-time Adoption of International Financial Reporting Standards – allows entities that have measured their assets and liabilities at carrying amounts recorded in their parent’s books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption.

IAS 41 Agriculture – removal of the requirement for entities to exclude cash flows for taxation when measuring fair value under IAS 41. This amendment is intended to align with the requirement in the standard to discount cash flows on a post-tax basis.

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16) - Effective January 1, 2022

The amendment to IAS 16 Property, Plant and Equipment (“PP&E”) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment.

Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)  - Effective January 1, 2022

The narrow-scope amendments to IAS 1 Presentation of Financial Statements clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (e.g. the receipt of a waver or a breach of covenant).

The amendments also clarify what IAS 1 means when it refers to the ’settlement’ of a liability. The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity.

The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

In May 2020, the IASB issued an Exposure Draft proposing to defer the effective date of the amendments to January 1, 2023.

Reference to the Conceptual Framework – Amendments to IFRS 3 - Effective January 1, 2022

Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date.

Onerous Contracts – Cost of Fulfilling a Contract - Amendments to IAS 37 - Effective January 1, 2022

The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognizing a separate provision for an onerous contract, the entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract.

Note 7. Revenue

The Group recognizes its revenues from the transfer of goods and services to the fulfillment of its performance obligations. The Group’s annual revenue includes $3,637 (2020: $2,213, 2019: $10,159) recognized from intellectual property licensing and dossier generation.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Products

The Group primarily engages in developing, producing and marketing pharmaceutical solutions. It is considered an integrated international healthcare and pharmaceutical company across the three core therapeutical areas: hospitals/clinics, pharmacies (prescription) and over-the-counter (non-prescription).

The Group’s main products for the years ended December 31, 2021, 2020 and 2019 are:

a.	Business to Business

Nextgel

i.	Softigel: Integrated CMDO, soft gelatin capsules, softgels, gummy-gels and GTabs.

b.	Business to Consumer

Procaps Colombia, CAN and CASAND

i.	VitalCare: Branded drugs, consumer over-the-counter and generics

ii.	Clinical Specialties: High-complexity drugs and medical devices

iii.	Farma: Branded prescription drugs

Diabetrics

i.	Diabetrics: Diabetes solutions and chronic disease management tool

Disaggregation of revenue from contracts with customers

Revenue from contracts with customers is disaggregated by primary geographical market and major products (refer to Note 8. Segment reporting) and by timing of revenue recognition in the table below.

	Reportable segments
Year 2021	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics	Corporate	Total

Segment revenue	244,791	156,820	67,842	68,242	47,835	—	585,530
Intra-segment revenue	(123,964)	(1,493)	(16,905)	(14,286)	(19,140)	—	(175,788)
Revenue from contracts with customers	120,827	155,327	50,937	53,956	28,695	—	409,742

Timing of revenue recognition
Goods transferred at a point in time	117,190	155,327	50,937	53,956	28,695	—	406,105
Services transferred over time	3,637	—	—	—	—	—	3,637
Total revenue from contracts with customers	120,827	155,327	50,937	53,956	28,695	—	409,742

	Reportable segments
Year 2020	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics	Corporate	Total

Segment revenue	201,294	121,532	44,808	40,094	39,221	2,431	449,380
Intra-segment revenue	(95,315)	(6,637)	805	(1,538)	(16,432)	1,204	(117,913)
Revenue from contracts with customers	105,979	114,895	45,613	38,556	22,789	3,635	331,467

Timing of revenue recognition
Goods transferred at a point in time	103,766	114,895	45,613	38,556	22,789	3,635	329,254
Services transferred over time	2,213	—	—	—	—	—	2,213
Total revenue from contracts with customers	105,979	114,895	45,613	38,556	22,789	3,635	331,467

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

	Reportable segments
Year 2019	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics	Corporate	Total

Segment revenue	192,247	124,090	54,628	42,332	36,931	11,637	461,865
Intra-segment revenue	(94,958)	(3,977)	(4,949)	(2,271)	(14,703)	(16,215)	(137,073)
Revenue from contracts with customers	97,289	120,113	49,679	40,061	22,228	(4,578)	324,792

Timing of revenue recognition
Goods transferred at a point in time	94,964	112,279	49,679	40,061	22,228	(4,578)	314,633
Services transferred over time	2,325	7,834	—	—	—	—	10,159
Total revenue from contracts with customers	97,289	120,113	49,679	40,061	22,228	(4,578)	324,792

Revenue recognized from goods transferred at a point in time include revenues related to “sales of goods” and “sales of trademarks and sanitary provisions”. Revenue recognized from services transferred over time include revenues related to “intellectual property licensing” and “dossier generation”. Revenues, other than sales of goods, are not material to the group.

Note 8. Segment reporting

Segment information is presented at a combination of geographical segments and business units, consistent with the information that is available and evaluated regularly by the chief operating decision maker.

The Group operates its business through five segments which are its reportable segments for financial reporting purposes: Procaps Colombia, Central America North (“CAN”), Central America South and North Andes (“CASAND”), NextGel and Diabetrics. Segment management, the respective Vice Presidents, are responsible for managing performance, underlying risks and operations. Management uses a broad set of performance indicators, to measure segment performance and to make decisions around resource allocation.

The Group’s customer revenue recognition (external revenue) policy has been consistent with inter-segment revenue generated.

	NextGel			Procaps Colombia			CAN			CASAND
Year 2021	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	244,791	(123,964)	120,827	156,820	(1,493)	155,327	67,842	(16,905)	50,937	68,242	(14,286)	53,956
Contribution margin [1]	66,679	(12,573)	54,106	51,431	490	51,921	18,767	(231)	18,536	9,949	11,754	21,703

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

	Diabetrics			Corporate			Total
Year 2021	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	47,835	(19,140)	28,695	—	—	—	585,530	(175,788)	409,742
Contribution margin [1]	6,981	(133)	6,848	89	(547)	(458)	153,896	(1,240)	152,656
Administrative expenses	—	—	—	82,187	—	82,187	82,187	—	82,187
Finance expenses	—	—	—	78,636	—	78,636	78,636	—	78,636
Other expenses	—	—	—	78,991	—	78,991	78,991	—	78,991
Income (loss) before tax							(85,918)	(1,240)	(87,158)

	NextGel			Procaps Colombia			CAN			CASAND
Year 2020	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	201,294	(95,315)	105,979	121,532	(6,637)	114,895	44,808	805	45,613	40,094	(1,538)	38,556
Contribution margin [1]	52,679	(5,790)	46,889	43,926	(1,695)	42,231	9,197	6,324	15,521	9,001	813	9,814

	Diabetrics			Corporate			Total
Year 2020	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	39,221	(16,432)	22,789	2,431	1,204	3,635	449,380	(117,913)	331,467
Contribution margin [1]	6,294	(807)	5,487	(10,157)	11,900	1,743	110,940	10,745	121,685
Administrative expenses	—	—	—	58,631	—	58,631	58,631	—	58,631
Finance expenses	—	—	—	54,489	—	54,489	54,489	—	54,489
Other expenses	—	—	—	7,716	—	7,716	7,716	—	7,716
Income (loss) before tax							(9,896)	10,745	849

	NextGel			Procaps Colombia			CAN			CASAND
Year 2019	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	192,247	(94,958)	97,289	124,090	(3,978)	120,112	54,628	(4,949)	49,679	42,332	(2,271)	40,061
Contribution margin 1	59,590	(20,394)	39,196	46,885	(9,465)	37,420	9,625	7,377	17,002	5,474	4,948	10,422

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

	Diabetrics			Corporate			Total
Year 2019	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	36,931	(14,703)	22,228	11,637	(16,215)	(4,578)	461,865	(137,074)	324,791
Contribution margin 1	5,426	(580)	4,846	(8,847)	(2,351)	(11,198)	118,153	(20,465)	97,688
Administrative expenses	—	—	—	60,257	—	60,257	60,257	—	60,257
Finance expenses	—	—	—	42,983	—	42,983	42,983	—	42,983
Other expenses	—	—	—	4,426	—	4,426	4,426	—	4,426
Income (loss) before tax							10,487	(20,465)	(9,978)

[1]	Contribution margin is determined by subtracting sales and marketing expenses from gross profit. The Group’s customer revenue recognition (external revenue) policy has been consistent with inter-segment revenue generated.

Major customer

The Group does not have revenue from a single customer in excess of ten percent of its consolidated revenue.

Geographical information

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of the customers.

	2021	2020	2019
South America	$284,068	$249,983	$241,654
Central America	72,188	58,082	63,812
North America	44,857	12,576	15,202
Europe	8,629	10,826	4,124
Total	$409,742	$331,467	$324,792

Changes in measurement methods

The Group may periodically change business segments or reclassify business segment results based on modifications in management reporting methodologies or changes in organizational alignment. After the second quarter of 2021, the Group changed its internal measurement of segment profit and loss, reported to the chief operating decision maker for allocating resources to the segments and assessing its performance purposes. A modification was made in how cost of goods sold is measured in each segment by revising the allocation of standard cost inventory variances. As such, 2020 and 2019 results have been recast to conform with the current period presentation. The result of this measurement change reduced the 2020 (2019) reported contribution margin for NextGel, Procaps Colombia and CAN, by $2.4 million ($3.8 million), $3.2 million ($4.0 million) and $1.9 million ($1.5 million), respectively, with an offsetting increase in the Corporate category. This change in measurement of our segment results did not have any impact to the consolidated financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Note 9. Finance expenses, net

	As of December 31
	2021	2020	2019
Banking expenses	$1,056	$590	$428
Bank fees	2,263	986	855
Other financial expenses	354	281	157
Net fair value gain of warrant liabilities	(5,851)	—	—
Net fair value gain of shares held in escrow	(4,506)	—	—
Interest expense	85,320	52,632	41,543
Total	$78,636	$54,489	$42,983

In 2021, interest on lease liabilities amounted to $720 (2020: $601, 2019: $771). Refer to Note 3.3. Leases - Right-of-use assets & lease liabilities for method of recognition of interest expense applied by the Group.

Interest expense includes the finance expense related to the obligation to repurchase the Group’s ordinary shares from IFC and Hoche under the Put Option Agreements and is measured using the effective interest rate method, inclusive of eligible transaction costs. The amount of interest expense related to the put options recognized in 2021 amounts to $23,506 (2020: $27,344, 2019: $13,664). Additionally, an extinguishment loss of $35,920 was recognized, reflecting the re-negotiated commencement date for the annual return of the obligation under the Put Option Agreement with Hoche. On the effectiveness of the Transaction, September 29, 2021, both Put Option Agreements were terminated in exchange for ordinary shares issued by Holdco. The termination of the put option resulted in the associated liabilities to be reclassified into Company’s equity.

The Group did not realize any significant finance income during 2021, 2020 or 2019.

Note 10. Other expenses, net

	As of December 31
	2021	2020	2019
Currency exchange rate differences	$4,026	$3,905	$1,827
Economic emergency contribution expenses	1,385	811	796
Fines, surcharges, penalties and taxes assumed	775	1,440	1,426
Donations	720	716	650
Listing expense (a)	73,917	—	—
Other	(1,832)	844	(273)
Total	78,991	7,716	4,426

(a)

Corresponds to the difference between the fair value of the net assets received through the SPAC and the value of the equity interest issued, adjusted by dilutive effect of shares held in escrow at a weighted average fair value per share. Refer to Note 26.1. Reverse reorganization for further information related to the Transaction.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Note 11. Income tax

Income tax recognized through profit or loss

	As of December 31
	2021	2020	2019
Current year	12,250	7,491	8,118
Current tax expense	12,250	7,491	8,118

Origination and reversal of temporary differences	1,455	3,805	(1,083)
Deferred tax expense	1,455	3,805	(1,083)

Total tax expense	13,705	11,296	7,035

Reconciliation of effective tax rate

	As of December 31
	2021	2020	2019
Profit/ (loss) before tax	(87,158)	849	(9,978)
Income tax (benefit)/expense	(14,817)	297	(3,492)
Tax effect of expenses that are not deductible in determining taxable profit	49,442	13,525	8,289
Tax effect of income not taxable in determining taxable profit	(8,822)	(7,754)	(10,550)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(9,423)	1,960	160
Others - Includes exchange effects for reversal rates of long-term temporary differences, income taxed at differential rates, effects of change in deferred tax rate and tax discounts	(2,675)	3,200	12,343
Tax effect of utilization of tax losses not previously recognized	—	68	285
Tax expense for the year	13,705	11,296	7,035

The tax rate used for 2021 represents the corporate tax rate of 17% (2020: 35%, 2019: 35%) from Luxembourg on the taxable income payable by the Group, in accordance with the tax laws of said jurisdiction. Income tax for other jurisdictions is calculated based on the substantially enacted nominal tax rates prevailing in the respective jurisdictions. After effectiveness of the Transaction on September 29, 2021, the Group’s corporate tax jurisdiction changed from Malta to Luxembourg where the corporate tax rate is 17%.

On September 14, 2021, Colombia’s President approved the Social Investment Law (Ley de Inversión Social, or the “2021 Colombian Tax Reform”), which included certain tax measures intended to generate additional tax revenues to fund social programs for purposes of mitigating the impact of the COVID-19 pandemic. The 2021 Colombian Tax Reform took effect beginning in 2022 and, among other things, includes a corporate tax rate increase from 30% to 35% for both domestic and foreign entities, permanent establishments and branches.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Current tax assets and current tax liabilities:

	As of December 31
Current tax assets	2021	2020
Income Tax Advance	6,081	1,070
Income Tax Withholding	—	5,880
Surplus in Private Liquidation	15,732	8,839
Other Tax Assets	269	985
Total	22,082	16,774

Current tax liabilities
Income Tax Withholding	(8,982)	(4,690)
Income Tax Payable	(2,652)	(4,296)
Other Tax Liabilities	(122)	(407)
Total	(11,756)	(9,393)

As of December 31, 2021 and 2020, the following is the detail of the tax losses and excess presumptive income of the Company that have not been used and on which no active deferred tax has been recognized:

	As of December 31
	2021	2020
Tax Losses not utilized	3,242	2
Tax Credits not utilized	—	257
Total	3,242	259

Note 12. Goodwill

	As of December 31
	2021	2020
Balance at beginning of the year/period	$6,863	$7,020
Effect of movements in foreign exchange	(60)	(157)
Balance at end of the year/period	$6,803	$6,863

As of December 31, 2021 and 2020, no goodwill impairment losses were recognized.

The Group completed its annual impairment test for goodwill for the years ended December 31, 2021 and 2020 and concluded that no impairment charge was warranted. The results of the impairment tests indicate the excess of the recoverable amounts over the carrying amounts for each cash generating unit. The Group cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the value of the asset reported. The Group believes that all of its estimates are reasonable and are consistent with the Group’s internal reporting and reflect management’s best estimates.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Allocation of goodwill to cash generating units

For the purpose of impairment testing, goodwill has been allocated to the following cash-generating units:

	2021	2020
Procaps S.A. de C.V (previously Laboratorios Lopez S.A. de C.V.)	$549	$549
Biokemical S.A. de C.V.	5,242	5,241
Rymco S.A.	1,012	1,073
	$6,803	$6,863

Procaps S.A. de C.V (previously Laboratorios Lopez S.A. de C.V.) (manufacturer and distributor of pharmaceutical products) – The recoverable amount of this cash generating unit was determined based on a value-in-use calculation that utilizes cash flow projections from financial budgets approved by the company’s directors over a six-year period, and an annual discount rate of 12.2%. Cash flows that exceed this six-year period have been extrapolated using a fixed annual growth rate of 1.0%. The company use a six-year period for cash flow projection because the position expected at the end of the sixth year represents the stable long-term position. Therefore, the company extrapolates those cash flows into the future using a steady growth rate (second stage).

Cash flow projections during the budgeted period are based on a sales growth rate and fixed gross margins of 6.2% and 49.0%, respectively. The growth rate is estimated by the directors based on past performance and their expectations of market development. The estimated recoverable amount of the cash generated unit exceeded its carrying amount by $10,386 (2020: $8,833).

Biokemical S.A. de C.V. (manufacturer and distributor of pharmaceutical products) – The recoverable amount of this cash generating unit was determined based on a value-in-use calculation that utilizes cash flow projections from financial budgets approved by the company’s directors over a six-year period, and an annual discount rate of 13.3%. Cash flows that exceed this six-year period have been extrapolated using an average annual growth rate of 1.0%. The company use a six-year period for cash flow projection because the position expected at the end of the sixth year represents the stable long-term position. Therefore, the company extrapolates those cash flows into the future using a steady growth rate (second stage).

Cash flow projections during the budgeted period are based on a sales growth rate and average gross margins of 3.8% and 41.4%, respectively. The growth rate is estimated by the directors based on past performance and their expectations of market development. The estimated recoverable amount of the cash generated unit exceeded its carrying amount by $5,932 (2020: $1,426).

Rymco (manufacturer and seller of syringes, needles and infusion equipment) - The recoverable amount of this cash generating unit was determined based on a value-in-use calculation that utilizes cash flow projections from financial budgets approved by the company’s directors over a five-year period, and an annual discount rate of 11.5%. Cash flows that exceed this five-year period have been extrapolated using a fixed annual growth rate of 3.1%.

Cash flow projections during the budgeted period are based on a sales growth rate and average gross margins of 11.6% and 18.0%, respectively. The growth rate is estimated by the directors based on past performance and their expectations of market development. The estimated recoverable amount of the cash generated unit exceeded its carrying amount by $5,766 (2020: $4,283).

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The key assumptions used in the value-in-use calculations for the cash generating units are the following:

●	Growth rate: the rate is consistent with the growth of the pharmaceutical and medical supplies markets in the current and potential operating areas of the cash generating units. Management considers any potential reasonable change in the key assumptions on which the recoverable amount is based would not cause the total carrying amount to exceed the total recoverable amount of the cash generating unit.

●	Expected market share: Growth of 6.2% and 3.8% for Procaps S.A. de C.V (previously Laboratorios Lopez S.A. de C.V.) and Biokemical, respectively, in sales is consistent with the increase in population, the increase in life expectancy and the growth of the industry in Latin America. Management considers that the planned growth of market share for the next six years is reasonably achievable.

◦	For Rymco, its commercial portfolio is dedicated to assist with the COVID-19 epidemic resulting in enhanced market share. Rymco offers three-layer hospital masks and has the capacity to produce more than 12 million units of masks per month, which has positively impacted market share. Lastly, purchase orders resulted in production at capacity during 2021.

●	Expected gross margin: Gross margin decreased by 71.5% in 2021 when compared to 2020. Out of the mentioned decrease, 67.7% is due to Rymco.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Note 13. Intangible assets

Cost	Trademarks and sanitary records	Licenses, customers and agreements	Product development	Total
Balance as of January 1, 2020	10,908	17,719	10,514	39,141
Additions	24	1,130	—	1,154
Additions from internal developments	421	970	7,674	9,065
Derecognition of assets	—	(162)	—	(162)
Foreign currency exchange	88	(748)	84	(576)
Reclassifications	1,735	(1,735)	—	—
Balance as of December 31, 2020	13,176	17,174	18,272	48,622

Additions	1,672	755	—	2,427
Additions from internal developments	—	—	7,976	7,976
Derecognition of assets	—	(7)	—	(7)
Foreign currency exchange	(631)	(1,475)	(2,986)	(5,092)
Reclassifications and others	489	(512)	23	—
Balance as of December 31, 2021	14,706	15,935	23,285	53,926

Accumulated amortization	Trademarks and sanitary records	Licenses, customers and agreements	Product development	Total
Balance as of January 1, 2020	2,146	12,370	1,424	15,940
Amortization expense	1,310	1,633	3,036	5,979
Foreign currency exchange	25	(1,235)	330	(880)
Balance as of December 31, 2020	3,481	12,768	4,790	21,039

Amortization expense	787	965	3,064	4,816
Derecognition of assets	—	(7)	—	(7)
Foreign currency exchange	(277)	(976)	(840)	(2,093)
Reclassifications and others	241	(237)	(4)	—
Balance as of December 31, 2021	4,232	12,513	7,010	23,755

As of December 31, 2020
Net book value	9,695	4,406	13,482	27,583
As of December 31, 2021
Net book value	10,474	3,422	16,275	30,171

For the years ended December 31, 2021, 2020 and 2019 amortization expenses are recognized within the Statement of Profit and loss as sales and marketing expenses.

Also, foreign currency exchange corresponds to the effect of translating the intangible asset amounts attributable to the subsidiaries of the Group whose functional currencies are different from that of the Group.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Note 14. Property, plant and equipment, net

Cost	Land and buildings	Machinery and equipment, furniture and fixtures	Projects in progress	Other [1]	Total
Balance as of January 1, 2020	28,111	69,511	8,444	8,537	114,603
Additions	32	1,419	5,118	1,130	7,699
Disposals	(274)	(527)	—	(55)	(856)
Effect of exchange differences in foreign currency	(1,567)	(4,159)	(272)	(157)	(6,155)
Reclassification between categories	517	3,420	(3,960)	23	—
Balance as of December 31, 2020	26,819	69,664	9,330	9,478	115,291
Additions	487	4,764	10,019	167	15,437
Disposals	(289)	(350)	—	(15)	(654)
Effect of exchange differences in foreign currency	(1,180)	(8,930)	(1,130)	(515)	(11,755)
Reclassifications and others	4,482	6,518	(7,578)	(5,087)	(1,665)
Balance as of December 31, 2021	30,319	71,666	10,641	4,028	116,654

Accumulated depreciation	Land and buildings	Machinery and equipment, furniture and fixtures	Projects in progress	Other [1]	Total
Balance as of January 1, 2020	7,323	29,011	—	3,354	39,688
Disposals	—	(82)	—	(7)	(89)
Depreciation expense	861	4,061	—	978	5,900
Effect of exchange differences in foreign currency	(113)	(366)	—	(64)	(543)
Balance as of December 31, 2020	8,071	32,624	—	4,261	44,956
Disposals	(70)	(91)	—	(16)	(177)
Depreciation expense	871	4,653	—	548	6,072
Effect of exchange differences in foreign currency	(328)	(3,743)	—	(472)	(4,543)
Reclassifications and others	(907)	(587)	—	(798)	(2,292)
Balance as of December 31, 2021	7,637	32,856	—	3,523	44,016

As of December 31, 2020
Net book value	18,748	37,040	9,330	5,217	70,335
As of December 31, 2021
Net book value	22,682	38,810	10,641	505	72,638

[1]	Other’ includes computer equipment and other office furniture and equipment.

As of December 31, 2021, depreciation expense was recognized as follows: $4,382 within cost of goods sold (2020: $3,661), for manufacturing costs, and $1,690 (2020: $2,239) within administrative expense.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The Group pledged $83,432 (2020: $125,058) of freehold land and buildings for collateral for its financial obligations.

Financial Commitments

As of year-end 2021, the Group has commitments to acquire capital expenditures for $3,585 (2020: $4,832).

Asset Acquisition of a Pharmaceutical Production Facility

On November 5, 2021, Procaps Group entered into an asset purchase agreement to acquire an 86,000 sq. ft. pharmaceutical production facility. The purchase price allocated to property, plant and equipment based on the estimated fair value of the assets acquired at the date of acquisition was $1,487. On the Closing Date, December 31, 2021, Procaps paid the amount corresponding to the 50% of the Purchase Price and the remaining 50% will be paid at December 31, 2023. Please refer to Note 26.2. Asset acquisition - Pharmaceutical production facility.

Note 15. Leases

The Group has leases of office and warehouse buildings, land, vehicles, machinery and computer hardware. Rental contracts are for fixed terms varying between one and seven years.

Information about leases for which the Group is a lessee is presented below.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Right-of-use assets

Reconciliation of asset balances:

	Land and Buildings	Equipment and Machinery	Vehicles	Computers	Total
Balance as of January 1, 2020	30,874	6,609	79	734	38,296
Addition to right-of-use asset	8,543	1,415	(12)	1,076	11,022
Depreciation	(3,345)	(744)	(34)	(475)	(4,598)
Effect of changes in foreign exchange rates	(1,186)	(305)	(1)	(33)	(1,525)
Balance as of December 31, 2020	34,886	6,975	32	1,302	43,195
Addition to right-of-use asset	6,573	709	—	—	7,282
Depreciation	(3,311)	(463)	—	(449)	(4,223)
Derecognition of contracts	(126)	(58)	—	(86)	(270)
Reclassifications and others	559	(1,155)	(32)	—	(628)
Effect of changes in foreign exchange rates	(4,188)	(932)	—	(69)	(5,189)
Balance as of December 31, 2021	34,393	5,076	—	698	40,167

As of December 31, 2021, depreciation expense was recognized as follows: $3,633 (2020: $3,784) within administrative costs and $590 (2020: $814) within cost of goods sold, related to plant leases.

Due to the pharmaceutical production facility that was purchased from Strides Pharma, Inc., a U.S. subsidiary of the Indian-based pharmaceutical corporation, the Strides Group, the Group assumed some rights of use that were part of the acquisition transaction for an amount of $4,533.

Lease Liabilities

The Group’s lease liabilities are guaranteed by the lessor’s title to the leased assets. As of December 31, 2021 and 2020, the Group maintains the following opened balances:

	2021	2020
Non-current	21,894	26,537
Current	$9,853	10,262
Total	$31,747	$36,799

The remaining contractual maturity and repayment periods of the Group’s leases liabilities are exhibited in Note 27. Financial instruments

Carrying amounts of lease liabilities are included in Borrowings’ balance, refer to Note 19. Borrowings.

Due to the pharmaceutical production facility that was purchased from Strides Pharma, Inc., a U.S. subsidiary of the Indian-based pharmaceutical corporation, the Strides Group, the Group assumed all obligations and liabilities undertaken as sublessee under the Sublease Agreement, that is part of the acquisition transaction with a pending balance of $4,533.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Amounts recognized in the Consolidated Statement of Profit or Loss

	For the year ended December 31
	2021	2020
Interest on lease liabilities	720	601
Expense relating to low value assets	123	668
Expense relating to short term leases	1,217	828

Amounts recognized in Consolidated Statements of Cash Flows

The total cash outflow for leases amounts to $8,854 (2020: $5,733). The principal amount of the lease liabilities and estimated interest payments contractual maturity and repayment periods are included in Note 27. Financial instruments.

Note 16. Investment in joint ventures

Name of joint venture	Principal activity	Place of incorporation and principal place of business	Proportion of ownership interest and voting rights held by the Company
			As of December 31, 2021	As of December 31, 2020
Promedical S.A.	Marketing and pharmaceuticals	Santa Cruz de la Sierra, Bolivia	50%	50%

Promedical S.A. is accounted for using the equity method in these consolidated financial statements. Pursuant to a shareholder agreement, the Company has the right to cast 50% of the votes at shareholder meetings of Promedical S.A.

The financial year end dates of Promedical S.A. are December 31, 2019, December 31, 2020 and December 31, 2021. For the purposes of applying the equity method of accounting, the financial statements of Promedical S.A. for the years ended December 31, 2021, 2020 and 2019 have been used.

The other summary information that precedes the reconciliation to the Company’s carrying amount represents amounts included in the IFRS financial statements of the joint venture, not the entity’s share of these amounts, although they are adjusted to reflect fair value adjustments upon acquisition or accounting policy alignments.

Summarized financial information of Promedical S.A is set out below. The summarized financial information below represents amounts in the Promedical S.A’s financial statements prepared in accordance with IFRS Standards, adjusted by the Company for equity accounting purposes.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

	As of December 31, 2021	As of December 31, 2020
Current assets	10,324	11,672
Non-current assets	3,136	2,551
Current liabilities	6,231	5,899
Non-current liabilities	795	1,890
Equity	6,434	6,434
Revenue	23,704	19,428
Profit/(loss) for the year	1,423	1,612
Total comprehensive income	1,423	1,612

	As of December 31, 2021	As of December 31, 2020
Net assets of Promedical S.A.	6,434	6,434
Proportion of the Company’s ownership interest in Promedical S.A.	3,217	3,217
Other adjustments	(774)	(757)
Carrying amount of the Company’s interest in Promedical S.A.	2,443	2,460

Note 17. Inventories, net

	2021	2020
Raw materials and supplies	$38,024	$30,198
Products in process	6,240	5,960
Finished products and merchandise	31,791	27,886
Inventory in transit	9,645	5,374
Subtotal	85,700	69,418
Less: Provision	(6,270)	(5,134)
Total	$79,430	$64,284

Inventories recognized as an expense during the year ended December 31, 2021 amounted to $174,029 (2020: $140,153). These were included in cost of goods sold. Inventories used as samples amounted to $3,867 (2020: $4,062) were recognized as marketing expenses.

Write-downs of inventories to net realizable value and obsolescence adjustments amounted to $5,391 (2020: $1,616), were recognized as a provision expense during the year ended December 31, 2021.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Note 18. Trade and other receivables, net

	For the year ended December 31
	2021	2020
Trade receivables, net of discounts [1]	$111,071	$95,819
Impairment of trade receivables	(8,755)	(9,573)
Other receivables	15,132	10,247
Trade receivables, net of discounts and impairment	$117,449	$96,493

[1]	Discount and return provision amounts to $7,345 (2020: $3,878).

Refer to Note 27. Financial instruments for the Group’s disclosures on credit risk management and expected credit losses.

The Group has entered into factoring arrangements to sell certain trade receivables to third parties under recourse programs, retaining all risk and rewards incidental to the trade receivables, so no derecognition of the financial assets has been performed. Refer to Note 19.

Note 19. Borrowings

		2020	2019
	2021	Restated	Restated
Unsecured borrowings at amortized cost
Syndicated term loan (1)	$46,505	$81,906	$88,781
Other term loan (2)	51,593	85,645	75,008
Lease liabilities (3)	31,747	36,799	29,794
Factoring obligations (4)	10,609	9,993	11,927
Put option agreement (5)	—	239,273	211,880
Bank overdrafts (6)	55	902	3,047
Notes (7)	112,857	—	—
Total Interest bearing liabilities	$253,366	$454,518	$420,437

Current	74,646	114,780	99,975
Non- Current	$178,720	339,738	320,462

1.	Syndicated term loan

	Currency	Range of Interest	Maturity Year	2021	2020	2019
Syndicated term loan	COP	IBR+ 5.3% (Variable)	2025	$39,521	51,970	$57,492
Syndicated term loan	USD	Libor+ 4.8% (Variable)	2025	7,850	31,150	$32,900
Amortized cost	COP	N/A	2025	(866)	(1,214)	(1,611)
Total Syndicated term loan				46,505	81,906	$88,781

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

On November 20, 2018, Procaps S.A. signed a syndicated loan agreement with the following banks: Portion in Colombian pesos (COP) - Davivienda and Bancolombia; US dollar portion (USD) - Banco de Credito del Peru, Bancolombia Panama and Banco Sabadell. The total value of the syndicated loan amounts to $200,434 million COP (portion in COP) and $35 million USD (portion in USD), Fiduciaria Bancolombia acts as the agent of the loan. C.I. Procaps S.A., Procaps S.A. de C.V (previously Laboratorios Lopez S.A. de C.V.), Biokemical S.A., Pharmarketing S.A. (Panama), Pharmarketing Salvador S.A. de C.V., Pharmarketing S.A. (Guatemala S.A.), C.D.I. Salvador S.A. de C.V., C.D.I. Nicaragua S.A., C.D.I. Guatemala S.A., Pharmarketing Dominicana SRL, and Pharmarketing Costa Rica S.A., act as co-debtors, while Pharmayect S.A., Inversiones Crynssen S.A.S., Inversiones Ganeden S.A.S., Inversiones Henia S.A.S., Inversiones Jades S.A.S., and Industrias Kadima S.A.S., as guarantors.

The resources obtained were used for advance payment and/or novation of some obligations to be refinanced. The conditions of the loan had a term of 5 years for installment payments and the interest rates agreed are as follows: IBR + 5.30% for the portion in COP and Libor + 4.80% for the USD portion.

The loans received by Banco de Crédito del Peru and Banco Sabadell were precanceled during the month of November 2021, due to a new agreement with and improvement in terms and conditions with Prudential Senior Notes.

Main covenants required by the loan contract:

Financial commitments

●	Indebtedness Indicator (Indebtedness/EBITDA) as of June 30 and December 30 of each year, during the loan term, must be less than or equal to 3.5 times. If the indicator is greater than 3.0 and less than 3.5, it proceeds to the extent that this value is originated by causes other than additional debt and the justification of the increase must be presented to the agent.

●	Short-term leverage ratio < 1.0 on the last day of each semester.

●	EBITDA ratio / financial expenses = or > 3.0 on the last day of each semester.

Other commitments

●	The syndicated credit agreement establishes that each of the jointly obligated parties, unless they have the express, prior and written authorization of the Agent, will refrain from incurring any type of financial debt when the proforma indebtedness indicator, once acquired the additional financial debt, is greater than 3.0 times and maintaining any type of financial debt when the pro forma indebtedness indicator, once the national debt is acquired, is greater than 3.5 times.

●	Each of the joint obligated parties, except with express, prior and written authorization of the Agent to do otherwise, will refrain from contracting finance and/or operating lease obligations with purchase option with a joint balance payable greater than $85,000,000 (Eighty-Five Billion Pesos, local currency) or its equivalent in another currency. For purposes of clarity, the reclassification of obligations as financial lease obligations by application of the Accounting Standards will not consume the balance set forth herein and may not be renewed.

●	The payment of dividends is restricted to anyone other than the jointly obligated parties.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The syndicated loan agreement establishes that, in the event of breach of covenants by the debtor, the lenders shall be entitled to declare early maturity of the debts.

Management continuously monitors the observation of these obligations, and was in compliance as of the date of these financial statements.

2. Other term loan

	Currency	Range of Interest	Maturity Year	2021	2020	2019
Other term loan	COP	IBR+ 2.25%-5.0% (Variable)	2022-2024	9,442	12,205	9,939
	COP	DTF + 6.74%	2022	3,154	6,161	6,904
	COP	24% (Fixed)	2021	—	1,296	12
	SOL	5.00% - 10.01% (Fixed)	2021-2024	5,953	7,499	4,392
	REAIS	9.84% - 13.08% (Fixed)	2021-2024	1,762	7,436	1,633
	USD	Libor + 4.49%	2022	739	—	—
	USD	Libor + 2.99% / 6.5% - 8.7% (fixed)	2022-2024	16,145	40,808	43,827
	COP	10.00% -30.00%	2022	14,398	10,240	8,301
Total Other term loans				51,593	85,645	75,008

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

3. Lease liabilities

	Currency	Range of Interest	Maturity Year	2021	2020	2019
Lease liabilities	COP	DTF +5.18% - DTF 10.11% T.A. IBR + 7.50%	2030	10,334	15,945	15,164
	COP	DTF+ 4.54% + DTF 8.5%T.A. + DTF+10.42%	2025	6,662	7,524	6,930
	COP	DTF+17% / (DTF+13.72%)	2022	—	676	706
	USD	14.70% E.A.	2023	—	740	—
	USD	9.28% T.A.	2022	—	86	247
	USD	9.75% N.M.	2021	—	103	—
	COP	8.29% - 21.48% E.A.	2027	14,689	11,591	6,422
	Reales	1.68% (Fixed)	2022	62	134	325
Total Lease liabilities				31,747	36,799	29,794

4. Factoring obligations

	Currency	Range of Interest	Maturity Year	2021	2020	2019
Portfolio factoring	COP	DTF+8% / 24.6% (Fixed)	2022	1,383	8,074	4,731
	Reales	12% (Fixed)	2021	—	—	5,679
	COP	DTF+8% / 24.6% (Fixed)	2022	9,226	1,919	1,517
Total Factoring				10,609	9,993	11,927

5. Put option agreement

	Currency	Range of Interest	Maturity Year	2021	2020	2019
IFC	USD	12%	2028	—	127,821	112,263
Hoche	USD	12%	2028	—	111,452	99,617
Total Put option				—	239,273	211,880

Put Option with International Finance Corporation (“IFC”)

On September 1, 2017, the Company and IFC entered into various agreements, including an agreement that granted the right to IFC to put back all or some of the 410,755 ordinary shares it holds in the Company, during a three year period after the eight anniversary of such agreement, in exchange for cash. The amount payable by the Company, if IFC exercised its option, would have equal to an amount that generates a 12% internal rate of return over IFC’s subscription.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The Company classified and measured the obligation to buy back its ordinary shares from IFC at amortized cost and recognized finance expense using the effective interest rate method, including transaction costs, until the effectiveness of the Transaction.

In the event of a breach of obligations prior to the first anniversary of the agreement, IFC had the right to put back its shares as well in exchange for cash where the cash amount would have been based on a 15% internal rate of return. The Company has not been in breach of such obligations during 2021 and 2020.

The obligations of the Company were guaranteed through a 37% pledge of Company ordinary shares to IFC.

Put Option with Hoche Partners Pharma Holding S.A. (“Hoche”)

Similar to IFC, the Company and Hoche entered into various agreements, including an agreement on December 23, 2019 that granted the right to Hoche to put back all or some of the 492,320 ordinary shares it holds in the Company, during a three year period after the eight anniversary after September 1, 2017, in exchange for cash. The amount payable by the Company, if Hoche exercised its option, would have been equal to an amount that generates a 12% internal rate of return over Hoche’s subscription.

The Company classified and measured the obligation to buy back its ordinary shares from Hoche at amortized cost and recognized finance expense using the effective interest rate method, until the effectiveness of the Transaction.

The following comprised the covenants established for the put option:

●	Do not incur any financial debt to any shareholder of the Company or any of its Subsidiaries in excess of US$ 3,000,000, beyond the existing shareholder loans set forth in the consolidated audited financial statements of the Company; provided, however, that any Financial Debt to any such shareholder of the Company or any of its Subsidiaries below US$ 3,000,000, shall not require IFC/Hoche consent so long as such Financial Debt is on market terms or terms more favorable for the Company or any Subsidiaries;

●	Do not enter into any obligation outside of the normal course of business with a consideration in excess of 4% of the total assets of the Company as reported in the last available consolidated audit financial statements of the Company for the most recent Financial Year.

●	Do not enter into any commitments for acquisitions of other entities (whether by the acquisition of shares, assets, or otherwise) where the aggregate consideration of all such commitments in any financial year is in excess of 4% of the total assets of the Company as reported in the latest available consolidated audited financial statements of the Company for the most recent Financial Year

●	Do not incur any financial debt if the Debt-to-Ebitda Ratio of the Company would exceed 3,5x, provided, that for so long as 2 independent directors have not been appointed to the board, the financial entity´s consent shall be required prior to the Company or any Subsidiary incurring additional Financial Debt if the Debt-Ebitda Ratio would exceed 3,25x.

Management continuously monitored the observation of these obligations, and was in compliance as of the date of these financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

On the effectiveness of the Transaction, September 29, 2021, the put option agreements were terminated in exchange for new equity instruments in Procaps Group SA. The termination of the put option resulted in the associated liabilities to be reclassified into Company’s equity. A true-up of $35,920 has been recognized in September 2021 to reflect the commencement date, re-negotiated during current year, for the annual return with Hoche.

6. Bank overdraft

	Currency	Range of Interest	Maturity Year	2021	2020	2019
Overdrafts and credit cards	COP	19.68% - 32% E.A. (Fixed)	2022	55	902	3,047

7. Notes

	Currency	Range of Interest	Maturity Year	2021	2020	2019
The Prudential Insurance Company of America	USD	4.75% (Fixed)	2031	$58,906	—	—
Prudential Annuities Life Assurance Corporation	USD	4.75% (Fixed)	2031	29,423	—	—
Healthspring Life & Health Insurance Company, Inc	USD	4.75% (Fixed)	2031	18,007	—	—
CIGNA Health and Life Insurance Company	USD	4.75% (Fixed)	2031	6,521	—	—
Total Senior Notes				112,857	—	—

On November 12, 2021, the Company closed the private placement offering of $115 million aggregate principal amount of 4.75% guaranteed senior notes (the “Senior Notes”) issued by Procaps, S.A., a subsidiary of the Company, due November 12, 2031, pursuant to a note purchase agreement entered into on November 5, 2021 with The Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Healthspring Life & Health Insurance Company, Inc. and Cigna Health and Life Insurance Company Inc.

The Senior Notes are a senior unsecured obligations of Procaps, S.A. and unconditionally guaranteed by Procaps Group S.A. and the following subsidiaries of the Company: C.I. Procaps, S.A., Diabetrics Healthcare S.A.S., Pharmayect S.A., Procaps, S.A. de C.V., Biokemical, S.A. de C.V., Colbras Indústria e Comércio Ltda., and Sofgen Pharmaceuticals LLC.

Debt issuance costs related to the Senior Notes of $2,142, comprised of commissions payable to the initial purchasers of $1,390 and attorneys’ costs of $752, were allocated to the liability of the Notes based on their relative values. Issuance incremental costs are part of the effective rate and amortized to interest expense using the effective interest method over the contractual term.

The Senior Notes require Procaps, S.A., the Company and the other obligors thereunder to comply with the following financial ratios:

●	A consolidated total debt of Procaps, S.A., the Company and the other obligors thereunder to consolidated EBITDA for the last twelve months of 3.50:1.00 or less, measured at certain dates of determination and;

●	An EBITDA interest coverage ratio (calculated as the consolidated EBITDA for the last twelve months of Procaps, S.A., the Company and the other obligors thereunder divided by the consolidated interest expenses of Procaps, S.A., the Company and the other obligors thereunder) in excess of, or equal to, 3.00:1.00, calculated at certain dates of determination.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

As of December 31, 2021, the Company was in compliance with all of the financial covenants related to the Senior Notes, and management expects that the Company will be able to maintain compliance with the financial covenants in the future.

The Senior Notes are classified as long-term debt on the Company’s consolidated balance sheets and will be until such Senior Notes are within one year of maturity.

Reconciliation of liabilities arising from financing activities

	January 1, 2021	Payment cash flows	New liabilities [1]	Other changes [2]	December 31, 2021
Syndicated term loan	81,906	(28,239)	—	(7,162)	46,505
Other term loan	85,645	(224,380)	193,120	(2,792)	51,593
Lease liabilities	36,799	(8,854)	7,283	(3,481)	31,747
Factoring obligations	9,993	(18,779)	22,956	(3,561)	10,609
Put option agreement	239,273	—	—	(239,273)	—
Bank overdrafts	902	(903)	—	56	55
Senior Notes	—	—	112,857	—	112,857
Total liabilities from financing activities	454,518	(281,155)	336,216	(256,213)	253,366

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

	January 1, 2020	Payment cash flows	New liabilities [1]	Other changes [2]	December 31, 2020
Syndicated term loan	88,781	(4,670)	—	(2,205)	81,906
Other term loan	75,008	(76,942)	94,122	(6,543)	85,645
Lease liabilities	29,794	(5,733)	11,022	1,716	36,799
Factoring obligations	11,927	(38,953)	35,040	1,979	9,993
Put option agreement	211,880	—	—	27,393	239,273
Bank overdrafts	3,047	(21)	—	(2,124)	902
Total liabilities from financing activities	420,437	(126,319)	140,184	20,216	454,518

	January 1, 2019	Payment cash flows	New liabilities	Other changes	December 31, 2019
Syndicated term loan	94,919	(5,770)	—	368	88,781
Other term loan	66,773	(75,235)	80,859	2,611	75,008
Lease liabilities	30,843	(4,070)	5,335	(2,314)	29,794
Factoring obligations	12,807	(37,412)	38,019	(1,487)	11,927
Put option agreement	98,599	—	99,616	13,665	211,880
Bank overdrafts	1,236	—	—	1,811	3,047
Total liabilities from financing activities	305,177	(122,487)	223,829	13,918	420,437

[1]	New liabilities include non-cash activities for invoices from suppliers financed via reverse factoring $48,138 (2020: $22,426, 2019: $22,486) and acquisition of right-of-use assets $7,283 (2020: $11,022, 2019: $5,335). For the year ended December 31, 2019, it also included the issuance of put option agreements for $99,616.

[2]	Other changes include exchange differences and in 2021 the termination of the put option agreements in exchange for new equity instruments in Procaps Group S.A. Refer to Note 19.5. Put option agreement

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Note 20. Deferred tax

The deferred tax assets and liabilities by type of temporary difference are as follows:

	As of December 31
	2021	2020
Net deferred tax asset (liability)
Trade and other receivables	(1,357)	(3,301)
Inventories	3,142	1,735
Property, plant and equipment	(3,486)	(6,817)
Intangibles	(875)	(634)
Borrowings and Trade and other payables	3,639	3,071
Provisions and Other liabilities	1,005	737
Others	(1,071)	8,088
Total net deferred tax asset (liability)	997	2,879

	As of December 31
	2021	2020
Deferred Tax Asset	7,067	21,769
Deferred Tax Liability	(6,070)	(18,890)
Net Deferred Tax Asset (Liability)	997	2,879

	As of December 31
	2021	2020	2019
Balance as on January 1	2,879	8,556	7,396
Recognized in Profit and Loss	(1,455)	(3,805)	1,083
Recognized in Other Comprehensive Income [1]	(58)	16	(43)
Others [2]	(369)	(1,888)	120
Balance as of December 31	997	2,879	8,556

[1]	Deferred tax related to employee defined benefit plans.
[2]	Deferred tax related to the purchase price acquisition of intangible assets in Procaps S.A. de C.V. (previously Laboratorios Lopez S.A. de C.V.).

The deferred tax assets are ordinary in character and comprised of temporary differences primarily related to the impairment of trade receivable for financial reporting purposes, differences in the financial statement carrying amount and tax basis of inventories, property, plant and equipment, intangibles, borrowings, provisions, and others. As of December 31, 2021 and 2020, the deferred tax asset balance does not comprise unused tax losses or unused tax credits. Given the expected near-term reversal of the deductible temporary differences giving rise to deferred tax assets, it is probable that future taxable profit will be available as a result of reversing taxable temporary differences to realize the tax benefit of the deferred tax assets either in the year of reversal or within the twelve year carryforward period permitted by Colombian income tax law.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

There was a deferred tax asset that would have been recognized for $1,135 as of December 31, 2021 for temporary differences of $3,242 related to subsidiary Rymco Medical’s fiscal losses. However, this asset was not recognized because the Group’s management considers that there is no certainty of future taxable income available for compensation. Likewise, no deferred tax liabilities have been recognized from those entities in which the Group has control and in the foreseeable future it is not expected that the same will be carried out.

Note 21. Trade and other payables, net

	As of December 31
		2020	2019
	2021	Restated	Restated
Trade payables	$70,167	$84,480	$94,207

Other payables
Trade current accounts	3,259	4,430	4,277
Interest payable	1,870	2,236	1,525
Withholdings and payroll contributions	6,619	2,831	3,243
Others	3,466	139	1,356
Total other payables	15,214	9,636	10,401
Total accounts payable	$85,381	$94,116	$104,608

Note 22. Provisions and contingencies

	2021	2020	2019
Contingencies
Balance as of January 1	$1,829	$2,276	$2,379
Effect of changes in foreign exchange rates	(209)	(387)	(77)
Provisions made	—	761	12
Provisions used	(1,119)	(821)	(38)
Balance as of December 31	$501	$1,829	$2,276

Provisions

The Group recognizes provisions for contingencies that are probable of requiring an outflow of resources due to adverse effects. Such contingencies are disclosed with possible adverse effects for the entity, as follows:

Procaps Group S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Legal provisions

Softcaps legal proceedings - Provisions for legal proceedings are recognized for the estimated probable losses against the company for labor, administrative and tax litigation, which are calculated based on the best estimate of the disbursement required to cancel the obligation at the date of preparation of the consolidated financial statements. The total balance of $459 (2020: $630, 2019: $1,777) is comprised of $60 (2020: $108, 2019: $248) for labor litigation, $52 (2020: $154, 2019: $1,032) for administrative and civil litigation, $347 (2020: $368, 2019: $419) for tax litigation.

Rymco Medical legal proceedings - Provisions for legal proceedings are recognized for probable losses estimated against the company for labor and administrative litigation, which are calculated based on the best estimate of the disbursement required to pay the obligation as of the date of preparation of the financial statements. As of December 31, 2020 provisioned amounts were used for compensating the open labor litigation and new provision was not recognized from then on as of December 31, 2021 for labor litigation (2020 opening balance: $38, 2019 opening balance: $38).

Procaps legal proceedings – Provisions for legal proceedings are recognized to cover probable losses estimated against the company for labor and administrative litigation, which are calculated based on the best estimate of the disbursement required to cancel the obligation at the date of preparation of the financial statements. The total balance of $42 (2020: $845, 2019: $326) is for labor litigation.

Legal proceedings of Industrias Kadima, Inversiones Jades, Inversiones Ganeden, Inversiones Crynseen and Colmed – Provisions for legal proceedings are recognized for estimated probable losses against these companies for labor and administrative litigation, which are calculated based on the best estimate of the disbursement required to pay the obligation as of the date of preparation of the financial statements. As of December 31, 2020 provisioned amounts were used for compensating the open administrative litigation and new provision was not recognized from then on as of December 31, 2021 for administrative litigation (2020 opening balance: $67, 2019 opening balance: $67).

Tax provisions

Transfer pricing Procaps – The Procaps and CI Procaps companies used to recognize provisions for the impact of transfer pricing in an amount of 2020: $354 and 2019: $173. However, in as of December 31, 2021, those provisions were reversed under the risk analysis carried out by its external advisors.

Contingencies

The general direction of taxes of El Salvador, has tried to deny reductions applied to sales of the taxable year, indicating they are not documented as regulated by the DGII, the proposed sanction amounts to $954. However, the Group’s external advisor indicates that it is not probable for this claim to proceed, therefore, there is no provision for the effect of this contingency.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 23. Shareholder’s equity

Note 23.1. Authorized and issued shares

The authorized shareholder’s equity is represented by 800,000,000 (2020: 2,001,071, 2019: 2,493,391) ordinary shares with a par value of one cent each, of which 112,824,184 (2020: 2,001,071, 2019: 2,493,391) are issued and outstanding as of December 31, 2021. Ordinary shares grant one vote per share and one right to dividends. Also, 4,000,000 Redeemable A Shares are issued and held in treasury by the Company and 4,500,000 Redeemable B Shares are issued and held in treasury by the Company.

Reconciliation of share capital and share premium

Ordinary authorized and issued shares	Number of shares	Share capital amount	Share premium
As of January 1, 2019 pre-restructuring	2,493,391	2,493	120,151
Issuance of put option with Hoche	(492,320)	(492)	(65,739)
Subtotal	2,001,071	2,001	54,412
Capital restructuring of Crynssen (1:33.4448 exchange ratio) (b)	64,924,413	(1,332)	1,332
As of December 31, 2019 restructured	66,925,484	669	55,744
	—	—	—
As of January 1, 2020 pre-restructuring	2,001,071	2,001	54,412
Capital restructuring of Crynssen (1:33.4448 exchange ratio) (b)	64,924,413	(1,332)	1,332
As of December 31, 2020 restructured	66,925,484	669	55,744
	—	—	—
As of January 1, 2021 pre-restructuring	2,001,071	2,001	54,412
Termination of put option agreements (a)	903,075	903	297,796
Subtotal	2,904,146	2,904	352,208
Capital restructuring of Crynssen (1:33.4448 exchange ratio) (b)	94,224,544	(1,933)	1,933
Subtotal - restructured	97,128,690	971	354,141
Acquisition of Union Acquisition Corp. II (c)	20,195,494	202	174,738
Escrowed shares (d)	(11,714,612)	(117)	(106,247)
Redemption of redeemable shares (e)	(4,500,000)	(45)	(44,955)
As of December 31, 2021	101,109,572	1,011	377,677

a.	On the effectiveness of the Transaction, September 29, 2021, the put option agreements were terminated in exchange for new equity instruments in Procaps Group SA.

b.	On completion of the Transaction, each of the OpCo Shareholders, contributed its respective OpCo Ordinary Shares to Holdco in exchange for Holdco Ordinary Shares, and, in the case of IFC for Holdco Ordinary Shares and 4,500,000 Holdco Redeemable B Shares, subscribed for by each OpCo Shareholder. The OpCo Shareholders were issued 97,128,690 new shares in the Company (92,628,689 Holdco Ordinary Shares and 4,500,000 Holdco Redeemable B Shares) in exchange of the 2,904,146 outstanding OpCO ordinary Shares. The resultant share exchange ratio being 33.4448.

c.	SPAC Ordinary Shares outstanding (including those held by the PIPE Investors and Union Group International Holdings Limited and Union Acquisition Associates II, LLC (the “SPAC Sponsors”) were exchanged with Holdco for Holdco Ordinary Shares pursuant to a share capital increase of Holdco.

New Shares were issued for an aggregate subscription price of $201,955, corresponding to a total aggregate amount of $202 to be allocated to the share capital of the Company.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Aggregate subscription price is as follows:

	Number of shares	Aggregate value
Public shares	5,895,494	58,955
Founder shares	4,300,000	43,000
PIPE Shares	10,000,000	100,000
	20,195,494	201,955

Cost-basis of the exchange reflects:

Share premium
SPAC net assets	131,086
Transactions costs	(30,063)
IFRS 2 Share-based payment expense	73,917
Share Capital issued	(202)
174,738

d.

1,250,000 Holdco Ordinary Shares issued to the SPAC Sponsors and 10,464,612 Holdco Ordinary Shares issued to certain Opco Shareholders in connection with the Transaction are subject to an escrow arrangement that is applicable to both SPAC Sponsors and to such OpCo Shareholders. On September 29, 2021, considering that the condition to deliver a fixed number of shares for a consideration that is settled in One’s own equity instruments is not met for the 11,714,612 Holdco Ordinary Shares issued to the SPAC Sponsors and certain Opco Shareholders, the escrow shares were classified as a financial liability with changes in fair value through profit and loss. As of December 31, 2021 shares to be delivered are presented at fair value as non-current liabilities for the amount of $101,859, representing a decrease of $4,506 recognized in Finance expenses, net.

e.	Immediately following the Exchange, the Company redeemed 4,500,000 Holdco Redeemable B from IFC for a total purchase price of $45,000 in accordance with that certain share redemption agreement entered into by and between the Company and IFC on March 31, 2021, and subsequently amended on September 29, 2021.

Refer to Note 26.1. Reverse reorganization for further information related to the Transaction.

Note 23.2. Reserves

	As of December 31
	2021	2020	2019
Legal[1]	$4,892	$4,892	$4,892
Working Capital[2]	37,857	35,005	23,789
	$42,749	$39,897	$28,681

	2021	2020	2019
Balance as of January 1	$39,897	$28,681	$28,322
Increase in legal reserves	—	—	31
Increase in working capital reserves	2,852	11,216	328
Balance as of December 31	$42,749	$39,897	$28,681

[1]	Legal Reserve - Includes the appropriate values from net income to comply with legal provisions related to asset protection according to applicable jurisdictions with cumulative earnings.
[2]	Reserves for working capital – These are eventually used to transfer earnings from the retained earnings for appropriation purposes.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 24. Earnings Per Share

The loss per share is calculated by dividing the profit or loss for the period by the weighted average number of ordinary shares outstanding in the year.

The profit (loss) per fully diluted share shall be calculated based on the result for the year divided by the weighted average number of fully diluted shares. The effects of potentially dilutive ordinary shares are not included in the calculation of diluted EPS because their effect would be anti-dilutive.

	2021	2020	2019
Net loss of the year	(100,863)	(10,447)	(17,013)
Number of ordinary shares issued at December 31*	101,110	97,129	97,129
Weighted average basic number of ordinary shares	98,143	97,129	97,129
Assumed exercise of share equivalents	—	—	—
Weighted average diluted number of shares	98,143	97,129	97,129
Basic and diluted loss per share in the year	(1.03)	(0.11)	(0.18)

*	Includes 903,075 shares held under put option before the transaction as such ordinary shareholders were entitled to receive dividends.

Note 25. Warrant Liabilities

	As of December 31
	2021	2020	2019
Public warrants	$16,000	$—	$—
Private warrants[1]	7,112	—	—
	$23,112	$—	$—

[1]	Private warrants include 2,875,000 held by the former SPAC sponsors deposited in an escrow account.

Note 25.1. Public warrants

	2021	2020	2019
As of January 1	$—	$—	$—
Acquired public warrants	$21,600	$—	$—
Warrants exercised	$—	$—	$—
Fair value remeasurement	$(5,600)	$—	$—
As of December 31	$16,000	$—	$—

Procaps Group S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Public warrants were issued by the SPAC to certain shareholders whereas prior to the Transaction such public warrants (together with the private warrants issued to the SPAC sponsors) were exchanged, on a one per one basis, for warrants in the Group’s ordinary shares. The public warrants have the following terms:

●	Each whole warrant entitles the holder to purchase one ordinary share at an exercise price of $11.50

●	The warrant is exercisable post Transaction and expires on the earlier of:

–	5 years after the completion of the Transaction, i.e. September 29, 2026

–	the Redemption Date, or

–	the liquidation of the Group.

●	The Group may redeem the outstanding warrants, in whole and not in part, at a price of $0.01 per warrant at any time while the warrants are exercisable upon a minimum of 30 days prior written notice of redemption:

–	if, and only if, the last sales price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalization and the like) on each of twenty (20) trading days within any thirty (30) trading day period ending on the third trading day prior to the date on which notice of redemption is given.

–	however, that if and when the Public Warrants become redeemable by the Group, the Group may not exercise such redemption right if the issuance of Ordinary Shares upon exercise of the Public Warrants is not exempt from registration or qualification under applicable state blue sky laws or the Group is unable to effect such registration or qualification.

●	The Public Warrants may be exercised, for cash (or on a “cashless basis”) at any time after notice of redemption shall have been given by the Company and prior to the Redemption Date.

The Public Warrants are redeemable on the occurrence of change in control (merger, re-organization, tender offer, exchange), and the Group does not have an unconditional right to avoid delivering cash, the Public Warrants meet the criteria for classification as a financial liability. In addition, Warrants may be settled in a variable number of shares in case of cashless basis of exercise. Therefore, the Public Warrants meet the criteria for classification as financial liability.

Additionally, Public Warrants also meet the definition of a derivative, which may be settled other than by the exchange of a fixed amount of cash for a fixed number of the entity’s shares. Therefore, Public Warrants are derivatives that are classified as financial liability.

The public warrants were traded on Nasdaq and the closing trade price on 29 September, 2021 was used to measure their fair value. On 30 September, 2021, the warrants had a fair value of $21,600 (20,000,000 warrants valued at $1.08 each), which is included as a Finance expense in the consolidated statement of profit or loss.

Note 25.2. Private warrants

	2021	2020	2019
As of January 1	$—	$—	$—
Acquired private warrants	$7,363	$—	$—
Fair value remeasurement	$(251)	$—	$—
As of December 31	$7,112	$—	$—

Simultaneously with the closing of the initial public offering of the SPAC, the SPAC consummated the sale of 6,250,000 warrants (the “SPAC Private Placement Warrants”) at a price of $1.00 per warrant in a private placement to the SPAC Sponsors, generating gross proceeds of $6,250. Pursuant to the Business Combination Agreement, the Company entered into an Assignment, Assumption and Amendment Agreement with SPAC and the Warrant Agent to amend and assume SPAC’s obligations under the existing Warrant Agreement and to give effect to the conversion of SPAC public warrants and SPAC Private Placement Warrants to Holdco public warrants and Holdco private warrants (the “Private Warrants”), respectively.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Additionally, immediately prior to the consummation of the Transaction, the SPAC Sponsors forfeited 2,875,000 SPAC Private Placement Warrants and, in connection with consummation of the Transaction, placed 2,875,000 Private Warrants in escrow.

The Private Warrants have the following terms:

●	Each warrant entitles the holder to purchase one ordinary share at an exercise price of $11.50 per share. Only whole warrants are exercisable.

●	Exercisable post Transaction and expires on the earlier of:

–	5 years after the completion of the Transaction,

–	the Redemption Date, or

–	the liquidation of the Group.

●	Redemption for cash shall not apply.

The Private Warrants are redeemable on the occurrence of change in control (merger, re-organization, tender offer, exchange), and the Group does not have an unconditional right to avoid delivering cash, the Private Warrants meet the criteria for classification as a financial liability. In addition, Warrants may be settled in a variable number of shares in case of cashless basis of exercise. Therefore, the Private Warrants meet the criteria for classification as financial liability.

Additionally, Private Warrants are classified as derivatives and financial liabilities, these shall be initially measured at fair value, with subsequent changes in fair value recognized in profit and loss. Refer to Note 9. Finance expenses, net.

Warrants in escrow

On March 31, 2021, concurrently with the execution of the Business Combination Agreement, the SPAC, the Company, OpCo, certain OpCo Shareholders and certain shareholders of the SPAC prior to the consummation of the Transaction (including the SPAC Sponsors), entered into the Transaction Support Agreement, pursuant to which the SPAC Sponsors agreed to forfeit 2,875,000 of their Private Placement Warrants immediately prior to the Merger and to subject certain of their Holdco Ordinary Shares and Private Warrants to certain restrictions by depositing such securities in an escrow account

Warrants in Escrow shall be treated as follows:

●	First Level Release Target: The escrow agent shall hold 1,437,500 SPAC Sponsor Private Warrants (the “First Level Sponsor Escrow Warrants”) in escrow until the earlier to occur of (a) the date on which the closing price of the Holdco Ordinary Shares on the Nasdaq Stock Market equals or exceeds $12.50 per Holdco Ordinary Share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day trading period, or (b) the date that is the fifth (5th) anniversary of the closing of the Transaction (the “Five Year Expiration Date”).

●	Second Level Release Target: The escrow agent shall hold 1,437,500 SPAC Sponsor Private Warrants (the “Second Level Sponsor Escrow Warrants”) in escrow until the earlier to occur of (a) the date on which the closing price of the Holdco Ordinary Shares on the Nasdaq Stock Market equals or exceeds $13.00 per Holdco Ordinary Share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day trading period, or (b) the Five-Year Expiration Date.

●	Automatic Release: if Group shall consummate a liquidation, merger, stock exchange or other similar transaction which results in all of the holders having the right to exchange their Holdco Ordinary Shares for cash, securities or other property, then the escrow agent shall (subject to customary escrow notification provisions) promptly release all the First Level Sponsor Escrow Warrants and Second Level Sponsor Escrow Warrants to the SPAC Sponsors

Procaps Group S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

●	Cancellation: On the Five-Year Expiration Date, any First Level Sponsor Escrow Warrants and Second Level Sponsor Escrow Warrants that have not been released and remain in escrow, shall be released by the escrow agent to the Company for cancellation.

Private Warrants issued by the Holdco which are deposited in escrow and are subject to cancellation if certain conditions are not met are recorded as contingent consideration and therefore initially measured at fair value. Further, since they are liability classified instruments, subsequent changes in fair value are recognized in profit and loss as a Finance expense. Refer to Note 9. Finance expenses, net.

Note 26. Acquisitions

Note 26.1. Reverse reorganization

As further outlined in Note 2.3, the Company underwent a reverse reorganization as a result of the Transaction.

The amount of the net identifiable assets of $131,086 acquired on September 29, 2021, the date of Transaction, were as follows:

(Amount in thousands)	2021
Cash held in trust	$138,046
Cash and cash equivalents	$100,000
Redemption liability	$(77,997)
Warrants liability	$(28,963)
Total SPAC identifiable net assets at fair value	$131,086

As Procaps Group S.A. is considered to be the accounting acquirer and the merger between the Procaps Group S.A. and Union Acquisition Corp II (SPAC) would be accounted for as an asset acquisition under IFRS, as the SPAC is not considered a business. IFRS 2 would be applied for the accounting of the transaction if the value of equity interests issued is in excess of the assets received.

After Redemption
Step 1 - Deemed cost of shares issued
Fair value of OpCo	$926,287
Equity interest in Holdco issued to SPAC shareholders & PIPE investors	19%
Equity interest in Holdco of Selling shareholders	81%
Deemed costs of shares issued*	$213,584
SPAC identifiable net assets at fair value	$131,086
Deemed cost of shares issued	$82,498
Step 2 - Dilutive impact of shares held in escrow
Dilutive effect of 945,036 shares held in escrow at a weighted average fair value per share of $9.08	$8,581
Step 3 - IFRS 2 ‘listing expense’	$73,917

*	The deem cost of the shares was estimated based on the fair value of the OpCo issued shares (legacy Crynssen Pharma Group Limited) prior to the merger with SPAC and Holdco.

The IFRS 2 ‘listing expense’ per above, has been recognized in profit and loss within Other expenses, net. Refer to Note 10. Other expenses, net.

As a result of the transaction, prepaid expenses of $4,602 have been recognized in Other current assets.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Shares in an escrow

Holdco Ordinary Shares in an escrow are subject to an arrangement that is applicable to 1,250,000 Holdco Ordinary Shares issued to the SPAC Sponsors and 10,464,612 Holdco Ordinary Shares issued to certain Opco Shareholders.

Certain market conditions will be required to be met after the Transaction for these securities in escrow to be released to the eligible securities owners. If the market conditions wouldn’t be met within a defined time period (five years for warrants in escrow and ten years for Holdco Ordinary Shares in escrow), such securities in escrow would be forfeited.

a) Sponsors’ Holdco Ordinary Shares in escrow: On the closing of the Transaction, 1,250,000 Holdco Ordinary Shares received in exchange for the equivalent number of SPAC Ordinary Shares upon the consummation of the Merger (the “Sponsor Escrowed Securities”) held by the SPAC Sponsors were deposited in escrow. Fifty percent (50%) of the Sponsor Escrowed Securities will be released to the SPAC Sponsors if the closing price of the Holdco Ordinary Shares on the Nasdaq Stock Market equals or exceeds $12.50 per Holdco Ordinary Share for any 20 trading days within any 30-day trading period, and the remaining 50% of the Sponsor Escrowed Securities will be released to the Sponsors if the closing price of the Holdco Ordinary Shares on the Nasdaq Stock Market equals or exceeds $13.00 per Holdco Ordinary Share for any 20 trading days within any 30-day trading period (in each case, subject to any applicable lock-up restrictions under the Registration Rights and Lock-Up Agreement or any other applicable escrow arrangement).

b) Eligible Procaps Shareholders Holdco Ordinary Shares in escrow: On the closing of the Transaction, 10,464,612 Holdco Ordinary Shares received in the Exchange (the “ECS Escrowed Securities”) by certain OpCo Shareholders were deposited in escrow. Fifty percent (50%) of the ECS Escrowed Securities will be released to such OpCo Shareholders if the closing price of the Holdco Ordinary Shares on the Nasdaq Stock Market equals or exceeds $12.50 per Holdco Ordinary Share for any 20 trading days within any 30-day trading period, and the remaining 50% of the ECS Escrowed Securities will be released to such OpCo Shareholders if the closing price of the Holdco Ordinary Shares on the Nasdaq Stock Market equals or exceeds $13.00 per Holdco Ordinary Share for any 20 trading days within any 30-day trading period.

If the market conditions wouldn’t be met within a defined time period (ten years for ordinary shares in escrow), such securities in escrow would be forfeited. All dividends payable, whether in cash, stock or other non-cash property with respect to the Sponsor Escrowed Securities and the ECS Escrowed Securities while such securities are held in escrow will be delivered to the escrow agent to hold and distribute in the same manner as the Sponsor Escrowed Securities and the ECS Escrowed Securities held in escrow.

If Holdco consummates a liquidation, merger, stock exchange or other similar transaction which results in all of its shareholders having the right to exchange their Holdco Ordinary Shares for cash, securities or other property, then all Sponsor Escrowed Securities and the ECS Escrowed Securities will be released to the SPAC Sponsors and those certain OpCo Shareholders. Any Sponsor Escrowed Securities and the ECS Escrowed Securities not released from escrow within ten years from the date of the closing of the Transaction will be released by the escrow agent to Holdco for cancellation.

Shares which are held in escrow are subject to cancellation if certain conditions are not met are recorded as contingent consideration and therefore initially measured at fair value. Further, since they are liability classified instruments, subsequent changes in fair value are recognized in profit and loss within Finance expense. Refer to Note 9. Finance expenses, net.

Note 26.2. Asset acquisition - Pharmaceutical production facility

On November 5, 2021, Procaps Group entered into an asset purchase agreement to acquire an 86,000 sq. ft. pharmaceutical production facility located in West Palm Beach, Florida with production capacity of approximately 1.8 billion capsules per year for its CDMO (integrated Contract and Manufacturing Organization) business unit.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

The pharmaceutical production facility was purchased from Strides Pharma, Inc., a U.S. subsidiary of the Indian-based pharmaceutical corporation, the Strides Group. The core assets of this acquisition includes several soft gelatin capsule (“Softgel”) encapsulation lines, new critical support systems, automated packaging line capabilities, as well as development facilities including pilot and scale up capabilities. Softgels are designed to deliver high precision dosage by achieving homogeneity of ingredients. The Softgel capsules are well recognized in the supplement, OTC, and the prescription market for improving patient adherence to the drug and therapy by facilitating swallowing due to the texture of its shell.

The purchase price for the purchased assets is $1.6 million, and transaction costs of $213.6. On the Closing Date, December 31, 2021, Procaps will pay the amount corresponding to the 50% of the Purchase Price and the remaining 50% will be paid on December 31, 2023.

The fair value of the identifiable assets acquired on December 31, 2021, the date of the Transaction, were of $1,813

The following table summarizes the final allocation of the purchase price based on the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

(Amount in thousands)	2021
Property, Plant and Equipment	$1,487
Inventories	$133
Other receivables	$193
Right of Use Assets	$4,533
Lease Liabilities	$(4,533)
Total	$1,813

Note 27. Financial instruments

27.1 Accounting classification and fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, the Group uses observable market data whenever possible. Fair values are categorized into different levels in a hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

●	Level 2: inputs are observable either directly (e.g. as prices) or indirectly (e.g. derived from prices).

●	Level 3: fair value measurements incorporate significant inputs that are based on unobservable market data.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

The following table shows the carrying amounts of financial assets and financial liabilities. The amortized cost basis of the financial assets and liabilities not measured at fair value approximates their fair value.

	As of December 31, 2021		As of December 31, 2020
	FVTPL[1]	Amortized cost[2]	FVTPL	Amortized cost[2]
Financial assets not measured at fair value
Trade and other receivables, net	—	117,449	—	96,493
Amounts owed by related parties	—	—	—	2,562
Cash	—	72,112	—	4,229
Other financial assets	—	256	—	761
Total financial assets not measured at fair value	—	189,817	—	104,045

Financial liabilities measured at fair value
Warrant liabilities	23,112	—	—	—
Shares held in escrow	101,859	—	—	—
Total financial liabilities measured at fair value	124,971	—	—	—
Financial liabilities not measured at fair value
Borrowings	—	253,365	—	442,359
Trade and other payables, net	—	85,381	—	106,275
Amounts owed to related parties	—	8,450	—	20,622
Total financial liabilities not measured at fair value	—	347,196	—	569,256

[1]	The fair value is comprised of $16,000 level 1 and $108,971 level 3 as of December 31, 2021.
[2]	The fair value is similar to their amortized cost as of December 31, 2021 and 2020, respectively.

27.2 Measurement of fair values

The following tables show the valuation techniques used in measuring Level 3 fair values for financial instruments in the statement of financial position, as well as the significant unobservable inputs used.

Type	Valuation Technique	Significant unobservable input	Inter-relationship between significant unobservable input and fair value measurement
Warrants	The fair value of the Private Warrants is estimated using the Black-Scholes option pricing formula for European calls, since the underlying stock is not expected to pay dividends over the term of the Warrants.	Volatility	The estimated fair value would increase (decrease) if the expected volatility were higher (lower).
Shares held in escrow	The fair value of the shares to be delivered is estimated using Monte Carlo simulation in a risk-neutral framework assuming a Geometric Brownian Motion for the future stock price.	Volatility	The estimated fair value would increase (decrease) if the expected volatility were higher (lower).

Procaps Group S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

27.3 Financial risk management

The Group has exposure to the following risks arising from financial instruments:

●	Credit risk

●	Liquidity risk

●	Market risk, including: currency and interest rate risk

27.3.1. Risk management framework

The Group analyzes each of these risks individually as well as on a combined basis and defines strategies to manage the economic impact on the Group’s performance in line with its financial risk management policy. The Group does not subscribe or negotiate hedging instruments.

The Group’s Financial Administrative Unit (“UAC”) supports, monitors and manages financial risks through internal reports, which are analyzed individually in each country depending on the degree and magnitude of the risks thereof. The financial UAC periodically reports to the shareholders the conclusions of such risk monitoring and proposes the plans and policies necessary to mitigate exposures.

27.3.2. Credit risk

Credit risk refers to the risk that one of the parties fails to comply with its contractual obligations, resulting in a financial loss for the Group. As a corporate policy, the Group conducts business only with strong financial institutions and credit institutions with renowned national and international prestige. For banks, only independently rated parties with a minimum rating of ‘A’ are accepted.

The Group only makes transactions with financial entities that have risk certifications and/or that are monitored by the relevant authorities in each country. The information provided by rating agencies is consistently monitored and, if not available, the Group uses other available financial information and its own business records to qualify its main customers and finance providers. Before accepting any new customer, the Group uses a rating system to assess the credit quality of the potential customer and defines the credit limits for each customer. Limits and ratings attributed to customers are reviewed twice a year. Trade accounts receivable that are not past due or impaired have the best credit rating according to the credit rating system used by the Group.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure of the Group. The carrying amount is presented net of impairment losses. None of the receivable balances as of December 31, 2021 or 2020 constitutes a significant concentration of credit risk. There are no other single customers representing more than 10% of total gross trade receivables for the years ended December 31, 2021 and 2020.

Expected credit losses

The average credit period on the sale of medicines is 60 to 120 days. In some cases, depending on market conditions and strategy, longer payment periods are granted. No interest surcharge is made on commercial accounts receivable. Refer to Note 3.4. Financial Instruments for further information on financial instruments significant accounting policies.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

The Group has recognized a provision for doubtful accounts. The Group evaluates the impairment of its accounts receivable for the expected credit loss model, where it determines its value based on the probability of default, the loss due to default (i.e., the extent of the loss in case of default) and the exposure, by the application of the ’simplified method’ for trade receivables without a significant financing component. The assessment of the probability of default and the loss due to default is mainly based on historical data and adjust historical loss rates to reflect information about current conditions and reasonable and supportable forecasts of future economic conditions.

December 31, 2021	Current (not past due)	1-30 days past due	31-60 days past due	61-90 days past due	91-120 days past due	More than 120 days past due	Total
Weighted-average loss rate	0.60%	2.11%	2.35%	3.38%	3.26%	67.43%	14.67%
Gross carrying amount	98,776	11,265	3,147	1,981	1,843	30,578	147,590
Impairment loss allowance	(591)	(238)	(74)	(67)	(60)	(20,620)	(21,650)
	98,185	11,027	3,073	1,914	1,783	9,958	125,940

December 31, 2020	Current (not past due)	1-30 days past due	31-60 days past due	61-90 days past due	91-120 days past due	More than 120 days past due	Total
Weighted-average loss rate	0.53%	2.59%	2.81%	5.82%	14.78%	59.77%	9.60%
Gross carrying amount	74,639	5,216	2,958	1,754	406	14,724	99,697
Impairment loss allowance	(393)	(135)	(83)	(102)	(60)	(8,800)	(9,573)
	74,246	5,081	2,875	1,652	346	5,924	90,124

December 31, 2019	Current (not past due)	1-30 days past due	31-60 days past due	61-90 days past due	91-120 days past due	More than 120 days past due	Total
Weighted-average loss rate	0.68%	1.98%	2.49%	4.36%	5.10%	80.12%	10.99%
Gross carrying amount	69,478	13,584	4,989	2,224	1,176	13,061	104,512
Impairment loss allowance	(474)	(269)	(124)	(97)	(60)	(10,464)	(11,488)
	69,004	13,315	4,865	2,127	1,116	2,597	93,024

As of December 31, 2021 no impairment losses were recognized for balances in connection with related parties. However, as of December 31, 2020 and 2019 an allowance was constituted to open balances referred to goods sold with Industrias Intercaps de Venezuela and Laboratorios Vivax Pharmaceuticals,, due to the critical political and social situation that the location country of precedence is experiencing, See Note 29. Related party transactions.

27.3.4. Market risk

Foreign currency risk

The Group carries out transactions denominated in foreign currency, mainly imports, exports and indebtedness; thereby generating exposures to exchange rate fluctuations. The Group does not usually cover exposures to the exchange rate, but rather monitors frequently the foreign exchange market as a strategy to prevent significant loss in the short- and medium-term.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Assets			Liabilities
	2021	2020	2019	2021	2020	2019
COP	124,545	100,077	92,849	(99,371)	(124,957)	(99,880)
Reales	7,002	4,808	6,700	(9,125)	(5,385)	(2,978)
Córdoba	—	—	2,719	—	—	(2,600)
Quetzales	1,946	90	1,558	(4,115)	—	(4,805)
Soles	7,024	5,249	4,819	—	(8,564)	(6,928)
DOP	809	817	—	(2,869)	(3,093)	—
Colones	1,270	1,234	—	(2,371)	(2,410)	—

The following table details sensitivity per company to a 10% increase and decrease in the U.S. dollar against the relevant foreign currencies. The sensitivity analysis includes only the outstanding monetary items denominated in foreign currency and adjusts its conversion at the end of the period for a 10% change in exchange rates.

	+10% Impact to profit or loss before tax			-10% Impact to profit or loss before tax
	2021	2020	2019	2021	2020	2019
COP	(2,289)	2,262	639	2,797	(2,764)	(781)
Reales	193	52	(338)	(236)	(64)	414
Córdoba	—	—	(11)	—	—	13
Quetzales	197	(8)	295	(241)	10	(361)
Soles	(639)	301	192	781	(368)	(234)
DOP	187	207	—	(229)	(253)	—
Colones	100	107	—	(122)	(131)	—

Interest rate risk

The Group is exposed to interest rate risks because it borrows money at both fixed and variable interest rates connected with LIBOR and IBR/DTF (According to it’s Spanish acronym of “Indicador bancario de referencia” which is the benchmark banking indicator, in Colombia). The risk is managed by the Group, by monitoring the macroeconomic variables that determine the variation of the interest rates and generating an appropriate mix between fixed rate and variable rate loans.

The following sensitivity analyzes have been determined based on exposure of financial liabilities to the highlighted variable interest rates:

	2021			2020			2019
	Carrying amount	+1%	-1%	Carrying amount	+1%	-1%	Carrying amount	+1%	-1%
DTF/IBR	67,970	68,650	67,290	105,039	106,089	103,989	91,443	92,357	90,529
Libor	19,451	19,646	19,256	45,301	45,754	44,848	51,244	51,756	50,732
Total	87,421	88,296	86,546	150,340	151,843	148,837	142,687	144,113	141,261

Procaps Group S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

$87,421 or 34.50% as of December 31, 2021 and 150,340 or 32.26%% as of December 31, 2020, of the Group’s interest-bearing financial liabilities bears interest at a variable rate. An increase of 1% in interest rates for the year ended December 31, 2021 would have decreased profit before tax by $875 in 2021 and decreased profit before tax by $1,503 in 2020. A decrease of 1% will have an equal and opposite effect on profit before tax. This sensitivity does not include the balances of financial obligations with a Fixed Rate.

27.3.5. Liquidity risk

The Group’s Financial UAC has ultimate responsibility for the liquidity management of each of the companies and has established an appropriate framework so that Management can make decisions on short-, medium- and long-term financing, as well as liquidity management. The company manages liquidity risk by maintaining reserves, adequate financial and loan facilities, continuously monitoring projected and actual cash flows, and reconciling the maturity profiles of financial assets and liabilities. In the same sense, financial assets to afford obligations represent cash and trade receivables intended to be collected in short term, net of the expectations of recoverability.

The following table details the most representative remaining contractual maturity and repayment periods of the Group's financial liabilities. This reflects the undiscounted cash flows of financial liabilities, considering the date on which the company must make the final payments.

As part of other liabilities within borrowings, the Group includes obligations to factors associated with factoring and reverse factoring arrangements. Ordinary payment terms with suppliers range between 60 and 90 days but may be extended through reverse factoring arrangements up to 180 days in aggregate.

The Group’s obligations to individual factors typically is less than 5% of the Group’s total indebtedness. The majority of the Group’s factoring and reverse factoring obligations are concentrated with Sufactura S.A, Corredores Asociados S.A. and Banco Serfinansa S.A.:

	As of December 31, 2021
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	221,619	253,011	71,987	16,895	15,330	20,323	128,476
Trade and other payables	85,381	85,381	85,381	—	—	—	—
Lease liabilities	31,747	39,904	9,853	7,403	5,333	8,314	9,001
Amounts owed to related parties	8,450	8,450	8,450	—	—	—	—
	347,197	386,746	175,671	24,298	20,663	28,637	137,477

	As of December 31, 2020
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	417,719	628,874	114,214	65,966	447,035	1,103	556
Trade and other payables	94,116	94,116	94,116	—	—	—	—
Lease liabilities	36,799	39,571	11,392	12,963	6,759	3,441	5,016
Amounts owed to related parties	20,622	20,622	8,459	12,163	—	—	—
	569,256	783,183	228,181	91,092	453,794	4,544	5,572

Procaps Group S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Capital risk management

The Group manages its capital to ensure that it will be able to continue as a going concern, while maximizing returns to its shareholders through the optimization of debt and asset balances. The Group’s capital structure consists of net debt (loans offset by cash and bank balances) and Group assets (comprised of issued and paid-in capital, reserves, retained earnings and non-controlling interests).

The Group is not subject to any externally imposed capital requirement. The main indebtedness of the Group is associated with the balances of a Syndicated Loan and the Senior Notes, and are subject to covenants that obligate it to comply with a series of financial indicators, primarily financial leverage (Debt/EBITDA), short-term leverage ratio and EBITDA on interest expense. These financial indicators serve as local management parameters.

The executive members of the UAC of the Group, who provide support for the analysis and management of capital risk to the Companies, review their capital structure on a quarterly basis. As part of this review, the committee considers the cost of capital and the risks associated with each class of capital. The Group is reviewed in an internal administrative manner, with the same covenants that apply to the Syndicated Procaps S.A. The main financial covenant is determined as the ratio of the debt to the EBITDA generated by the Group.

Indebtedness Index

The indebtedness index for the reporting period is the following:

	2021	2020	2019
Total assets [1]	462,135	359,538	337,728
Total liabilities [2]	500,475	614,216	581,675
Liabilities to assets ratio	1.08	1.71	1.72

[1]	Defined as short-term assets plus long-term assets
[2]	Defined as short-term liabilities plus long-term liabilities

Note 28. Events after the reporting period

Management has considered subsequent events through the date these consolidated financial statements were issued. No events were identified by Management that would require disclosure.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 29. Related party transactions

Balances and transactions between the Group and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its related parties are disclosed below.

Outstanding activities

During the year, the Group entities carried out the following transactions with joint ventures and other related parties:

	For the year ended December 31
	2021	2020	2019
Sale of finished products	3,825	3,757	3,240
Revenue from services and consulting	116	87	222
Purchases of raw materials and other services	10,240	11,339	11,401

Interest expense derived from related parties amount to $61 (2020: $49).

The following amounts were outstanding at the reporting date:

	For the year ended December 31
	2021	2020
Amounts owed by related parties, net	1,147	2,562

The Group has net receivables of $1,147 (2020: $2,562). These amounts include fully provisioned balances of $18,060 (2020: $18,148) with Industrias Intercaps de Venezuela and $5,333 (2020: $5,472) with Laboratorios Vivax Pharmaceuticals. These respective amounts contain the corresponding exchange differences.

	For the year ended December 31
	2021	2020
Amounts owed to related parties	1,335	4,778
Loans owed to related parties	7,115	15,844
Amounts owed to related parties	8,450	20,622

Current	8,450	8,459
Non-current	—	12,163

Donations to Fundación Procaps amount to $427 (2020: $325, 2019: $319) and are recognized as other expenses in profit and loss.

Goods and services were sold or provided parties during the year based on the price lists in force and terms that would be available to third parties.

All outstanding balances with these related parties are priced on an arm’s length basis and are to be settled in cash within two months of the reporting date. None of the balances are secured. No expense has been recognized in the current year or prior year for bad or doubtful debts in respect of amounts owed by related parties.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Loans to and from related parties

Loans to related parties	2021	2020	2019
Balance as of January 1	$304	$499	$542
Loans advanced	—	—	289
Loan repayments received	(28)	(195)	(332)
Balance as of December 31	$276	$304	$499

Loans from related parties	2021	2020	2019
Balance as of January 1	$15,844	$20,963	$24,557
Loans advanced	—	32	—
Loan repayments	(9,154)	(5,856)	(4,570)
Interest accrued	425	705	976
Balance as of December 31	$7,115	$15,844	$20,963

The loans to and from related parties are repayable between one year from the reporting date. The average interest rate on the loans during the year was 6% (2020: 6%). Outstanding balances are unsecured and are repayable in cash. No loss allowance was recognized in expense in 2021 or 2020.

Put option agreements with IFC and Hoche for the right to put back all or some of the ordinary shares they held in Crynssen was presented as a separate financial liability, until the effectiveness of the Transaction, even though both are related parties. See Note 19. Borrowings for further detail.

Transactions with directors and executive board management members

Total management compensation included in the consolidated statement of profit or loss are as follows:

	For the year ended December 31
	2021	2020
Short-term employee benefits	$3,359	$2,617
Consulting fees	1,912	100
	$5,271	$2,717