Form 20-F/A
period 2021-12-31
Procaps Group, S.A.
filed 2022-05-19
CIK 1863362

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐    Item 17  ☐    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐    Yes    ☒    No

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F of Procaps Group S.A. (the “Company”) amends the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 (the “Original 20-F”), which was filed with the Securities and Exchange Commission on April 29, 2022.  The Company is filing this Amendment No. 1 solely to submit the Interactive Data File (as defined in Rule 11 of Regulation S-T) as Exhibit 101 to this Form 20-F/A in accordance with Rule 405 of Regulation S-T. Exhibit 101 was omitted from the Original Form 20-F in accordance with the 30-day grace period provided under Rule 405 of Regulation S-T.

Except as described above, this Amendment No. 1 does not, and does not puport to, amend, modify or restate any information set forth in the Original 20-F, or reflect any events that occurred subsequent to the filing of the Original 20-F on April 29, 2022.

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

Item 18. FINANCIAL STATEMENTS

(1) Financial Statements

Procaps Group S.A. and subsidiaries (The Group)

Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

PART III

Item 19: Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Association of Procaps Group, S.A., dated as of September 28, 2021 (incorporated by reference to Exhibit 1.1 to Procaps Group, S.A.’s Form 20-F, File No. 001-40851, filed with the SEC on September 30, 2021).
2.1	Specimen Ordinary Share Certificate of Procaps Group, S.A. (incorporated by reference to Exhibit 4.1 to Procaps Group, S.A.’s Registration Statement on Form F-4/A filed August 17, 2021 (file no. 333-257222)).
2.2	Specimen Warrant Certificate of Procaps Group, S.A. (incorporated by reference to Exhibit A of Exhibit 4.4 to Procaps Group, S.A.’s Registration Statement on Form F-4/A filed August 17, 2021 (file no. 333-257222)).
2.3	Warrant Agreement, dated October 17, 2019, by and between Union Acquisition Corp. II and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Union Acquisition Corp. II’s Form 8-K, File No. 001-39089, filed with the SEC on October 21, 2019).
2.4	Assignment, Assumption and Amendment Agreement with respect to the Warrant Agreement between Union Acquisition Corp. II, Procaps Group, S.A. and Continental Stock Transfer & Trust Company, dated as of September 29, 2021(incorporated by reference to Exhibit 2.5 to Procaps Group, S.A.’s Form 20-F, File No. 001-40851, filed with the SEC on September 30, 2021).
2.5*	Description of Securities.
4.1#	Business Combination Agreement, dated as of March 31, 2021, by and among Union Acquisition Corp. II, Crynssen Pharma Group Limited, Procaps Group, S.A. and OZLEM Limited (incorporated by reference to Exhibit 2.1 to Union Acquisition Corp. II’s Form 8-K/A, File No. 001-39089, filed with the SEC on April 2, 2021).
4.2#	Amendment No. 1 to Business Combination Agreement, dated as of September 29, 2021, by and among Union Acquisition Corp. II, Crynssen Pharma Group Limited, Procaps Group, S.A. and OZLEM Limited (incorporated by reference to Exhibit 4.2 to Procaps Group, S.A.’s Form 20-F, File No. 001-40851, filed with the SEC on September 30, 2021).
4.3	Form of Contribution and Exchange Agreement (incorporated by reference to Exhibit 10.1 to Union Acquisition Corp. II’s Form 8-K/A, File No. 001-39089, filed with the SEC on April 2, 2021).
4.4	Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 to Union Acquisition Corp. II’s Form 8-K/A, File No. 001-39089, filed with the SEC on April 2, 2021).
4.5	Transaction Support Agreement, dated as of March 31, 2021 by and between Crynssen Pharma Group Limited, Procaps Group, S.A., Union Group International Holdings Limited, Union Acquisition Associates II, LLC, Union Acquisition Corp. II and investors in Union Acquisition Corp. II and Crynssen Pharma Group Limited (incorporated by reference to Exhibit 10.3 to Union Acquisition Corp. II’s Form 8-K/A, File No. 001-39089, filed with the SEC on April 2, 2021).
4.6	Registration Rights and Lock-Up Agreement, dated September 29, 2021, by and between Procaps Group, S.A., Union Group International Holdings Limited, Union Acquisition Associates II, LLC and the persons and entities listed on Exhibit A thereto (incorporated by reference to Exhibit 4.7 to Procaps Group, S.A.’s Form 20-F, File No. 001-40851, filed with the SEC on September 30, 2021).
4.7	Nomination Agreement, dated September 29, 2021, by and between Procaps Group, S.A., Union Group International Holdings Limited, Union Acquisition Associates II, LLC, and the persons and entities listed on Exhibit A thereto (incorporated by reference to Exhibit 4.8 to Procaps Group, S.A.’s Form 20-F, File No. 001-40851, filed with the SEC on September 30, 2021).
4.8	Share Forfeiture Agreement, dated as of September 29, 2021, by and among Union Acquisition Corp. II, Crynssen Pharma Group Limited, Procaps Group, S.A., Union Acquisition Associates II, LLC and Union Group International Holdings Limited (incorporated by reference to Exhibit 4.9 to Procaps Group, S.A.’s Form 20-F, File No. 001-40851, filed with the SEC on September 30, 2021).
8.1*	List of Subsidiaries.
12.1**	Certification of Ruben Minski, Chief Executive Officer of Procaps, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2**	Certification of Patricio Vargas Muñoz, Chief Financial Officer of Procaps, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1**	Certification of Ruben Minski, Chief Executive Officer of Procaps, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2**	Certification of Patricio Vargas Muñoz, Chief Financial Officer of Procaps, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
101.INS**	Inline XBRL Instance Document.
101.SCH**	Inline XBRL Taxonomy Extension Schema Document.
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Previously filed.
**	Filed herewith.
#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on Form 20-F on its behalf.

PROCAPS GROUP S.A.

	By:	/s/ Ruben Minski
	Name:	Ruben Minski
	Title:	Chief Executive Officer

Dated: May 19, 2022

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