Form 20-F
period 2022-12-31
Procaps Group, S.A.
filed 2023-05-12
CIK 1863362

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2022

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

Ruben Minski 9 rue de Bitbourg, L-1273 Luxembourg Grand Duchy of Luxembourg R.C.S. Luxembourg: B253360 Tel : +356 7995-6138 Email: ir@procapsgroup.com
(Name, Telephone, E-mail and/or Facsimile number and Address Company Contact Person)

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

112,824,183 Ordinary Shares, as of December 31, 2022

23,375,000 Warrants to purchase Ordinary Shares, as of December 31, 2022

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

“Annual Report” means this annual report on Form 20-F for the fiscal year ended December 31, 2022.

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

“GAAP” means generally accepted accounting principles in the United States of America.

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

“PIPE Investors” means persons that entered into Subscription Agreements with the SPAC to purchase SPAC Ordinary Shares which were subsequently converted into Ordinary Shares in connection with the consummation of the Business Combination on the Closing Date.

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

“Sponsors” means Union Group International Holdings Limited and Union Acquisition Associates II, LLC.

“Subscription Agreements” means the subscription agreements entered into by Union and a number of qualified institutional buyers and institutional and individual accredited investors, in connection with the execution of the Business Combination Agreement, pursuant to which such investors agreed to purchase, and Union agreed to sell to such investors, an aggregate of 10,000,000 SPAC Ordinary Shares for a purchase price of $10.00 per share and an aggregate purchase price of $100,000,000, which SPAC Ordinary Shares were automatically converted into Ordinary Shares upon Closing.

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

We believe these forward-looking statements are reasonable; however, these statements speak only as of the date of this Annual Report and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss these risks in this Annual Report in greater detail under Item 3.D. “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events.

Unless required by law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise.

v

As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

●	changes in applicable laws or regulations;

●	any identified material weaknesses in our internal control over financial reporting which, if not corrected, could adversely affect the reliability of our financial reporting;

●	the effects of the COVID-19 pandemic on our business;

●	the ability to implement business plans, forecasts, and other expectations after the completion of any future acquisition, and identify and realize additional opportunities;

●	the risk of failure or delay in the development of new pharmaceutical products and the costs involved;

●	the risk that delays in regulatory reviews and approvals of new products could delay our ability to market such products, and that post-approval requirements, including additional clinical trials, could result in increased costs;

●	the risk associated with the markets and countries in which we operate, including, Colombia, El Salvador and Brazil;

●	our ability to identify and materialize acquisition opportunities;

●	the risk associated with fluctuations in the costs, availability, and suitability of the components of the products we manufacture, including active pharmaceutical ingredients, excipients, purchased components, and raw materials;

●	failure to comply with existing or future regulatory requirements, standards and ethical expectations, including environmental, tax, labor, anticorruption, health and safety regulations;

●	the risk associated with global supply chain crisis could interfere with the operations of certain of our direct or indirect suppliers;

●	our ability to adequately enhance our products and services or introduce new technology;

●	the risk of a change in demand for our products and services, consumer preferences and the possibility of rapid technological change in the highly competitive industry in which we operate;

●	the risk associated with the loss of, or failure to attract and retain, our key employees and specialized sales representatives;

●	the risk that changes to price control regulations could negatively affect our margins and its ability to pass on cost increases to our customers;

●	the dependency of our integral contract development and manufacturing organization services on customer’s research and success of their products;

●	the risks associated with the effect of our products on our customers and potential exposure to product and other liability risks;

●	the risk of disruption at any of our manufacturing facilities or disruption of the relationship with our key customers;

●	the risks associated with exchange rate volatility of the currencies in which we do business;

●	the risk of any breach, disruption or misuse of our, or our external business partners’, information systems or cyber security efforts;

●	the risk of changes in market access or healthcare reimbursement for, or public sentiment towards our, or our customers’, products, or other changes in applicable policies regarding the healthcare industry;

●	the risk that we or our customers are unable to secure or protect our respective intellectual property or that we or our customers may infringe on the intellectual property rights of others;

●	the loss of customers’ confidence in the integrity of pharmaceutical products due to illegal trade;

●	the possibility that we may be adversely affected by other economic, business, and/or competitive factors; and

●	other risks and uncertainties described in this Annual Report, including those under the heading “Risk Factors” in Item 3.D of this Annual Report.

SUMMARY OF MATERIAL RISKS ASSOCIATED WITH OUR BUSINESS

Our business is subject to numerous risks and uncertainties, including those described in “Item 3.D—Key Information—Risk Factors” in this Annual Report. You should carefully consider these risks and uncertainties when investing in our Ordinary Shares. The principal risks and uncertainties affecting our business include the following:

●	The development of new pharmaceutical products is a complex, risky and lengthy process involving significant financial, research and development and other resources, which may be delayed due to various factors. Such delays can result in increased costs or the emergence of competing products, which may have a material adverse effect on Procaps’ business, financial condition and results of operations.

●	Procaps is subject to strict controls on the commercialization processes for its pharmaceutical products, including their development, manufacture, distribution and marketing, which vary by country and by region. Any delays in regulatory reviews or approvals could delay Procaps’ ability to market our products, which could have a material adverse effect on its business, financial condition and results of operations.

●	Procaps’ future results of operations are subject to fluctuations in the costs, availability, and suitability of the components of the products it manufactures, including active pharmaceutical ingredients, excipients, purchased components, and raw materials. In addition, the COVID-19 pandemic may interfere with the operations of certain of Procaps’ direct or indirect suppliers or with international trade for these supplies, which could raise Procaps’ costs or reduce the productivity or slow the timing of its operations, which could have a material adverse effect on its business, financial condition and results of operations,

●	A disruption at any of Procaps’ main manufacturing facilities could materially and adversely affect its business, financial condition and results of operations.

●	Procaps’ independent registered public accounting firm has included an explanatory paragraph relating to Procaps’ ability to continue as a going concern in its report on Procaps’ Annual Audited Consolidated Financial Statements included elsewhere in this Annual Report.

●	Procaps has identified a material weakness in its internal control over financial reporting. If Procaps is unable to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in Procaps and materially and adversely affect its business and results of operations.

●	Procaps is an international company with operations primarily in Latin America and is subject to the market risks of the countries in which it manufactures and/or sells its products, and to risks associated with foreign exchange rates.

●	If Procaps does not enhance its existing products and services, or introduce new technology or service offerings in a timely manner, its products and services may become uncompetitive over time, or customers may not buy its products or buy less of them, which could have a material adverse effect on Procaps’ business, financial condition and results of operations.

●	The demand for OTC products may be impacted by changes in consumer preferences. If Procaps is unable to adapt to these changes, it may lose market share and its net sales may be negatively impacted, which could have a material adverse effect on Procaps’ business, financial condition and results of operations.

●	Procaps’ business depends upon certain customers for a significant portion of its sales, therefore, a disruption of Procaps’ relationship with these customers or any material adverse change in these customers’ businesses could have a material adverse effect on Procaps’ business, financial condition and results of operations.

●	Procaps depends on key personnel to operate and grow its business and to develop new and enhanced offerings and technologies and the loss of, or the failure to attract and retain, such key personnel could adversely affect its operations.

●	Procaps may be unable to identify acquisition opportunities and successfully execute and close acquisitions, which could limit its potential for growth.

●	Procaps may not be able to realize the benefits of business acquisitions and divestitures it enters into, including being unable to successfully and efficiently integrate acquisitions or execute on dispositions, which could have a material adverse effect on its business, financial condition and results of operations.

●	The demand for Procaps’ iCDMO services depends in part on its customers’ research and development and the clinical and market success of their products. In the event Procaps’ customers spend less on, or are less successful in, these activities for any reason, including as a result of decrease in spending due to the COVID-19 pandemic or recessionary economic conditions caused in whole or in part by the pandemic, Procaps’ business, financial condition, and results of operations may be materially adversely affected.

●	Procaps participates in a highly competitive market, and increased competition may adversely affect its business, financial condition and results of operations.

●	Changes in market access or healthcare reimbursement for, or public sentiment towards Procaps, or its customers’, products in Latin America, the United States and other countries in which Procaps operates, or other changes in applicable policies regarding the healthcare industry, could adversely affect Procaps’ financial condition and results of operations by affecting demand for Procaps’ products and services.

●	The illegal trade in pharmaceutical products, including counterfeiting, theft and illegal diversion, is widely recognized. Public loss of confidence in the integrity of pharmaceutical products as a result of illegal trade could materially adversely affect Procaps’ reputation, financial condition and results of operation.

●	Procaps and its customers depend on patents, copyrights, trademarks, know-how, trade secrets, and other forms of intellectual property protections, but these protections may not be adequate.

●	Procaps’ products and services, or its customers’ products, may infringe on the intellectual property rights of third parties and any such infringement could have a material adverse effect on Procaps’ business.

●	A significant portion of medication on the market, including Procaps’, is subject to price control regulations. This control may limit Procaps’ margins and its ability to pass on cost increases to its customers, which could have a material adverse effect on Procaps’ business, financial condition and results of operations.

●	Procaps may be held liable if a consumer has an adverse health reaction to a product it sells or manufactures.

●	Procaps is subject to product and other liability risks that could exceed its anticipated costs or adversely affect its results of operations, financial condition, liquidity, and cash flows.

●	Failure to comply with existing and future regulatory requirements could adversely affect Procaps’ business, financial condition and results of operations, or result in claims from customers.

●	Procaps’ global operations are subject to economic, political, and regulatory risks, including the risks of changing regulatory standards or changing interpretations of existing standards that could affect its financial condition and results of operation or require costly changes to its business.

●	Procaps is subject to governmental export and import controls that could impair its ability to compete in international markets and subject it to liability if Procaps is not in compliance with applicable laws.

CERTAIN CONVENTIONS

The Company was incorporated under the laws of the Grand Duchy of Luxembourg on March 29, 2021. The Company owns no material assets other than its direct ownership of the issued share capital in Crynssen, a private limited liability company registered and incorporated under the laws of Malta. Except where the context otherwise requires or where otherwise indicated, all references to “Procaps,” “we,” “us” and “our” refer to the Company and its consolidated subsidiaries, as well as those businesses we account for using the equity method.

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

CURRENCY PRESENTATION

In this Annual Report, unless otherwise specified or the context otherwise requires:

●	“U.S.$”, “$” and “U.S. dollar” each refers to the United States dollar;

●	“COP” and “Colombian Peso” refers to the Colombian peso, the lawful currency of Colombia; and

●	“Reais”, “R$” and “Brazilian Real” refers to the Brazilian real, the lawful currency of Brazil.

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

PRESENTATION OF FINANCIAL INFORMATION

This Annual Report contains the annual audited consolidated financial statements of Procaps Group, S.A. as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020 (the “Annual Audited Consolidated Financial Statements”).

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

We use non-IFRS financial measures to budget, make operating and strategic decisions, and evaluate our performance. Below is a description of the non-IFRS financial measures we have used in this Annual Report, including any adjustments to the IFRS financial measures derived therefrom. We believe the non-IFRS measures should always be considered along with the related IFRS financial measures. We have provided the reconciliations between the IFRS and non-IFRS financial measures in Item 5.A. of this Annual Report under the heading “Operating and Financial Review and Prospects—Operating Results––Non-IFRS Financial Measures.”

x

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

For more information, see the discussion on constant currency in Item 5.A of this Annual Report under the heading “Operating and Financial Review and Prospects—Operating Results––Non-IFRS Financial Measures––Use of Constant Currency.”

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

For more information and a reconciliation of profit (loss) for the year to EBITDA, Adjusted EBITDA and Adjusted EBITDA margin, see Item 5.A of this Annual Report under the heading “Operating and Financial Review and Prospects—Operating Results––Non-IFRS Financial Measures––EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin.”

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

For more information and a reconciliation of gross profit to Contribution Margin, see Item 5.A of this Annual Report under the heading “Operating and Financial Review and Prospects—Operating Results––Non-IFRS Financial Measures–– Contribution Margin.”

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

A. Reserved

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

In addition, product development requires the accurate assessment of market trends and market acceptance among consumers and the medical community, particularly physicians and hospitals, in each of our target markets. Although hospitals often use generic products to reduce their costs, procurement departments of hospitals may not purchase our products. Physicians may not prescribe or recommend our products to patients, and pharmacists may not respect the prescription. Despite our track record of success in certain markets, the acceptance of any of our products among the medical community depends upon several factors, including the reputation of the brand, the safety and efficacy of the product, the effectiveness of our sales force, the product’s price, the product’s perceived advantages and disadvantages relative to competing products or treatments, and the prevalence and severity of side effects. Our overall profitability depends on, among other things, our ability to introduce new products in a timely manner, to differentiate our products with innovative formulations, to continue to manufacture products cost-efficiently and to manage the life cycle, including market acceptance, of our product portfolio.

We are subject to strict controls on the commercialization processes for our pharmaceutical products, including their development, manufacture, distribution and marketing, which vary by country and by region. Any delays in, or rejections of, regulatory reviews, approvals or permits could delay our ability to market our products, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to strict controls and approvals on the commercialization processes for our pharmaceutical products, including their development, manufacturing, distribution and marketing. The criteria for establishing safety, efficacy and quality, which are essential for securing marketing approvals, vary by country and by region. Obtaining approval for our products and manufacturing processes requires us to submit a dossier in respect of each international non-proprietary name (“INN”) and each formulation and dosage variation for such INN in each country in which we wish to market such product. Regulators may delay approvals and require additional data before approval is granted, or reject approvals requested, even though the pharmaceutical products may already be approved or launched in other countries.

Certain factors, including advances in science and technology, evolving regulatory science and new laws and policies, can result in delays in the approval of new pharmaceutical products, including new advanced oral delivery systems. While we seek to manage most of these risks, unanticipated and unpredictable policymaking by governments and regulators, limited regulatory authority resources or conflicting priorities can often lead to delays in regulatory approvals. Any such delays in regulatory reviews and approvals could delay the marketing of our products, resulting in increased costs as described above, which may have a material adverse effect on our business, financial condition and results of operations.

Our future results of operations are subject to fluctuations in the costs, availability, and suitability of the components of the products we manufacture, including active pharmaceutical ingredients, excipients, purchased components, and raw materials. In addition, global supply chain crisis may interfere with the operations of certain of our direct or indirect suppliers or with international trade for these supplies, which could raise our costs or reduce the productivity or slow the timing of our operations, which could have a material adverse effect on our business, financial condition and results of operations.

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

Our manufacturing operations are concentrated in seven locations throughout Colombia, Brazil, El Salvador and the United States, including the first FDA-approved pharmaceutical plant in South America and Central America and our first U.S.-based Softgel production facility and R&D center which began operations in May 2022. A significant disruption at one or more of these facilities, whether it be due to fire, natural disaster, power loss, intentional acts of vandalism, climate change, war, terrorism, insufficient quality, cyber-attacks, or pandemic could materially and adversely affect our business.

Additionally, regulatory authorities routinely inspect all of our manufacturing facilities for compliance with applicable laws, rules, regulations and practices. If a regulatory authority were to identify serious adverse findings not corrected upon follow up inspections, we may be required to issue product recalls, shut down manufacturing facilities, pay fines, and take other remedial actions. Also, if the lessor under any leased facility identifies any breach thereto, it may have the right to terminate the lease in advance. If any manufacturing facility were forced to cease or limit production, our business, financial condition and results of operations could be materially adversely affected.

Risks Related to Our Business and Financial Condition

Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our Annual Audited Consolidated Financial Statements included elsewhere in this Annual Report.

Our Annual Audited Consolidated Financial Statements were prepared assuming that we will continue as a going concern. However, the report of our independent registered public accounting firm included elsewhere in this Annual Reports contains an explanatory paragraph on our consolidated financial statements stating there is substantial doubt about our ability to continue as a going concern, meaning that we may not be able to continue in operation for the foreseeable future or be able to realize assets and discharge liabilities in the ordinary course of operations. Such an opinion could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. There is no assurance that sufficient financing will be available when needed to allow us to continue as a going concern. The perception that we may not be able to continue as a going concern may also make it more difficult to raise additional funds or operate our business due to concerns about our ability to meet our contractual obligations. Any inability to raise additional funds, when needed, could materially adversely affect our business, financial condition and results of operations. For more information regarding management’s assessment regarding its ability to continue as going concern. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Going Concern Update” and Note 2.1 Note 2.1 to our Annual Audited Consolidated Financial Statements, included elsewhere in this Annual Report.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and results of operations.

In connection with the audit of our Annual Audited Consolidated Financial Statements, we identified material weaknesses in our internal controls related to (i) our manual consolidation process which lacks the appropriate internal controls to prevent or detect material misstatements in a timely manner and to ensure that financial data recorded was complete and accurate, (ii) our information technology controls not being sufficiently designed and implemented to address certain information technology risks, (iii) the sufficiency of technical accounting resources with an appropriate level of technical experience required for timely and accurate financial reporting in accordance with IFRS, (iv) lack of system controls and effective processes to ensure that all manual journal entries are properly reviewed and approved prior to posting to the general ledger, and (v) our controls and monitoring activities not being effective to ascertain whether the components of our internal control are present and functioning. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

Our remediation activities are ongoing, and we will continue to implement our initiatives to effectively implement our internal controls over financial reporting and further document our policies, procedures and internal controls, including, among others, (i) implementation and deployment of a plan for the business planning and consolidation module, which includes improving existing controls and adjusting policies and procedures and implementing automated consolidation, (ii) design, implementation, and operation of the segregation of duties model, for which the project is being executed with the support of an external advisor, and on ensuring the proper implementation and operation of controls, (iii) recruiting additional personnel in our finance and accounting departments to ensure that we have a sufficient complement of personnel with the appropriate level of knowledge and experience required for the timely and accurate financial reporting in accordance with IFRS, (iv) designing and implementing procedures over the preparation and review of journal entries to establish that manual journal entries are properly prepared, supported by adequate documentation, and independently reviewed and approved, and (v) implementing actions to strengthen the monitoring activities of internal controls. However, if our remedial measures are insufficient to address the material weaknesses, or if additional material weakness or significant deficiencies in our internal control are discovered or occur in the future, our financial statements may contain material misstatements. If our financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our financial statements are not filed on a timely basis in the future, we could be subject to sanctions or investigations by Nasdaq, or any other stock exchange on which the Ordinary Shares are listed, the SEC or other regulatory authorities. Either case could adversely affect investor confidence in us and materially and adversely affect our business and results of operations. For a discussion on our remedial measures, see Item 15.B under the heading “Management’s Annual Assessment of Internal Control Over Financial Reporting –– Remediation Efforts” in this Annual Report.

We have indebtedness, which may increase risk to our business and your investment in us.

As of December 31, 2022, we had $285.9 million of outstanding indebtedness, including under our Senior Notes, Syndicated Loan, and other indebtedness, including under the Additional Loan Agreement. Our ability to make scheduled payments of the principal of, to pay cash interest on, our indebtedness, including the Senior Notes, Syndicated Loan and Additional Loan Agreement, or to refinance such indebtedness, or any other indebtedness we may incur, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. The NPA, Syndicated Loan and Additional Loan Agreement contain customary restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Those covenants include restrictions on our ability to, among other things, incur additional debt and issue disqualified stock; create liens; pay dividends, acquire shares of capital stock, or make certain investments; issue guarantees; sell certain assets and enter into transactions with affiliates. The NPA, Syndicated Loan and Additional Loan Agreement also each contain certain financial ratio covenants that we must comply with at certain measurement dates.  Our failure to comply with any of those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of our debt issued under the applicable agreement. For example, we were not in compliance with certain of these financial ratios under the NPA, Syndicated Loan and Additional Loan Agreement as of December 31, 2022, and we entered into the Waivers where the applicable parties under the Waivers (i) waived our noncompliance as of December 31, 2022 and (ii) agreed to prospectively waive any noncompliance with these certain financial ratio covenants for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023, if applicable, provided that we meet certain agreed upon adjusted ratio thresholds as specified in each Waiver under the applicable financial ratio covenants. Any such event of default or acceleration could have an adverse effect on the trading price of our Ordinary Shares. Furthermore, the terms of any future debt we may incur could have further additional restrictive covenants. We may not be able to maintain compliance with these covenants in the future, and in the event that we are not able to maintain compliance, we cannot assure you that we will be able to obtain waivers from the lenders or amend the covenants. For additional details on our indebtedness and the Waivers see “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Financing and Borrowings.”

If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional debt financing or equity capital on terms that may be onerous or highly dilutive. Our ability to refinance any future indebtedness will depend on the capital markets, contractual restrictions and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. In addition, any of our future debt agreements may contain restrictive covenants that may prohibit us from adopting any of these alternatives. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of our debt.

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

We have made several acquisitions in recent years, such as the U.S.-based Softgel production facility and R&D center located in West Palm Beach, Florida we acquired in January 2022, and expect to actively seek new acquisitions that management believes will provide meaningful opportunities for growth by increasing our existing capabilities and expanding into new areas and markets of operations. However, we may not be able to identify suitable acquisition candidates or complete acquisitions on acceptable terms and conditions. For example, on May 16, 2022, the Company entered into a definitive agreement to acquire Grupo Somar (including Grupo Farmacéutico Somar, S.A.P.I de C.V., Química y Farmacia S.A. de C.V., Gelcaps Exportadora de Mexico S.A. de C.V. and related entities) which acquisition (the “Acquisition”) was terminated following its failure to close by December 31, 2022.

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

We engage from time to time in acquisitions and other transactions that may complement or expand our business or in divestments of non-strategic businesses or assets. These transactions, including our acquired U.S.-based Softgel production facility and R&D center, which began operations in May 2022, are accompanied by risks, many of which are beyond our control, and any one of them could result in increased cost, decreased net sales and diversion of management’s time and energy, any or all of which could materially impact our business, financial condition, and results of operations. Such risks include, among others, risks relating to our ability to successfully and efficiently integrate acquisitions or execute on dispositions and realize anticipated benefits therefrom.

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

Sales to the five largest economic groups that form part of our customer base comprised approximately 25% and 26% of our net sales for the years ended December 31, 2022 and 2021, respectively. No other customer individually comprised more than 5.7% and 6.5% of net sales for the years ended December 31, 2022 and 2021, respectively. If our relationship with one of the five largest economic groups that form part of our customer base, including the terms of doing business with such customers, changes significantly, it could have a material adverse impact on our business, financial condition and results of operations.

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

We depend on our executive officers and other key personnel to operate and grow our business and to develop new and enhanced offerings and technologies and the loss of, or the failure to attract and retain, such key personnel could adversely affect our operations.

We depend on our executive officers and other key personnel, including our technical personnel, to operate and grow our business and to develop new and enhanced products, services and technologies. The loss of any of these officers or other key personnel or a failure to attract and retain suitably skilled technical personnel could adversely affect our operations.

In addition to our executive officers, we rely on seven senior vice presidents and senior management personnel to lead and direct our business. The members of the senior leadership team hold positions in areas such as corporate finance, audit and internal controls, human resources, corporate and legal affairs, international marketing and R&D, investor relations and mergers and acquisitions. Furthermore, each of our business segments (NextGel, Procaps Colombia, CAN (as defined below), CASAND (as defined below) and Diabetrics) is managed by an executive that reports directly to the Chief Operating Officer.

With respect to our technical talent, we employ more than 300 scientists, technicians and skilled personnel in R&D and innovation as of December 31, 2022. Many of our facilities are located in competitive labor markets like those in which our Colombia, Brazil, El Salvador and United States facilities are located. Global and regional competitors and, in some cases, customers and suppliers compete for the same skills and talent as we do.

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

Inflation could adversely affect our business and results of operations.

While inflation in the United States and global markets has been relatively low in recent years, during 2021 and 2022, the economy in the United States and global markets encountered a material increase in the level of inflation. The impact of COVID-19, geopolitical developments such as the Russia-Ukraine conflict and global supply chain disruptions continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue and how long, and at what rate. Increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. A sustained increase in inflation may continue to increase these costs. Our efforts to recover inflation-based cost increases from our customers may be delayed or capped as a result of our contracts as well as the competitive industry and economic conditions in which we operate. The rate and scope of these various inflationary factors may continue to increase our operating costs and capital expenditures materially and may have a material adverse impact on our on our costs, profitability and financial results. Additionally, increases in inflation, along with the uncertainties surrounding COVID-19, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

General inflation and increases in the minimum wage and general labor costs have affected and may continue to adversely affect our business, financial condition and results of operations.

Labor is a significant portion of our cost structure and is subject to many external factors, including minimum wage laws, prevailing wage rates, unemployment levels, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulation. Most companies experienced an increase in labor costs in 2022 and expect additional increases in 2023, primarily in response to raising rates of inflation. As the cost of labor and statutory minimum wage rates increase or related laws and regulations change, we will need to continue to increase not only the wage rates of our minimum wage employees, but also the wages paid to our other hourly or salaried employees. Increases in the cost of our labor could have an adverse effect on our business, financial condition and results of operations, or if we fail to pay such higher wages we could suffer increased employee turnover. Increases in labor costs generally could force us to increase prices for other customers, which could adversely impact our sales.

For some customers with multi-year fixed pricing contracts, increases in the minimum wage could decrease our profit margins or result in losses and could have a material adverse effect on our business, financial condition and results of operations.

The impact of worldwide economic conditions may adversely affect our business, operating results, and financial condition.

Our financial performance is subject to worldwide economic conditions, including adverse economic conditions caused by the continuing effects of the COVID-19 pandemic, rising inflation and interest rates, the continued conflict between Russia and Ukraine, and supply chain disruptions.

We are currently operating during a period of economic uncertainty and cannot predict the timing, strength, or duration of economic downturns. To the extent general macroeconomic conditions remain uncertain or worsen, our business may be harmed. Inflation has the potential to adversely affect our liquidity, business, operating results, and financial condition by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, increased costs of labor, fluctuations in foreign currency exchange rates, and other similar effects. As a result of inflation, we have experienced, and may continue to experience, cost increases, which could materially and adversely affect our business, operating results, and financial condition.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or nonperformance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program. There is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.

Although we assess our banking relationships as we believe necessary or appropriate, our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial institutions with which we have arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we have financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

Our business, financial condition, and results of operations may be adversely affected by global health epidemics, including the COVID-19 pandemic.

Our business, financial condition, and results of operations have been and may continue to be adversely affected by global health epidemics, including the COVID-19 pandemic.

In January 2020, the World Health Organization declared the COVID-19 pandemic to be a “Public Health Emergency of International Concern.” COVID-19 has spread across the globe and is affecting worldwide economic activity. Any public health epidemic, including the COVID-19 pandemic, may affect our operations and those of third parties on which we rely, including our customers and suppliers. Our business, financial condition, and results of operations may be affected by disruptions in our customers’ abilities to fund, develop, or bring to market products as anticipated; delays in or disruptions to the conduct of clinical trials; cancellations of contracts or confirmed orders from our customers; decreased demand for categories of products in certain affected regions; and inability, difficulty, or additional cost or delays in obtaining key raw materials, components, and other supplies from our existing supply chain; among other factors caused by the COVID-19 pandemic. In 2021, a new delta variant of the COVID-19 surged which was significantly more virulent than other virus variants, resulting in a significant increase in COVID-19 cases and related deaths. By December 2021, the then new omicron variant also started to spread. With improved vaccination rates, however, its impact was less severe than of previous waves. Moving forward, there continues to be significant uncertainty relating to the further progression of other waves and variants.

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

During the COVID-19 pandemic, the Colombian government implemented several mitigation measures, including, among others, a strict quarantine imposed to most industries, except indispensable and health related industries. As of the date this Annual Report, such measures have been fully lifted and terminated. Despite these restrictions, we were allowed to continue full operation of its business and facilities.

In addition, the impact of the COVID-19 pandemic could exacerbate other risks we face, including those described elsewhere in “Risk Factors.” For more information on the impact of the COVID-19 pandemic on us, see Item 4.B under the heading “Recent Developments.”

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

We and our external business partners have been subject to cyber-attacks in the past, and we have experienced immaterial business disruption and data loss as a result of phishing, business email compromise and other types of attacks on our information technology systems and those of our external business partners. While we continue to employ resources to monitor our systems and protect our infrastructure, these measures may prove insufficient depending upon the attack or threat posed, and that could subject us to significant risks, including ransomware attacks, other cyber breaches and disruptions that (i) cause system issues, (ii) cause the loss, misappropriation or unauthorized access, use or disclosure of confidential information, including personal data, (iii) impair our operations, (iv) cause us to lose customers or experience lower sales volume, or (v) causes us to incur significant liabilities or expenses to remediate such risks, which, individually or collectively, could result in financial, legal, business or reputational harm to us and could have a material adverse effect on our business, financial condition and results of operations.

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

We are also subject to numerous laws and regulations designed to protect personal data, such as the European national laws implementing the Regulation (EU) 2016/679 of the European Parliament and the Council dated April 27, 2016 related to the protection of individuals with respect to processing of personal data and usage of such data, Brazil’s General Data Protection Law (Lei Geral de Proteção de Dados) and Colombia’s Law 1581 of 2012 (Ley de Proteción de Datos Personales). These data protection laws introduced more stringent data protection requirements and significant potential fines, as well as increased our responsibility and potential liability in relation to personal data that we process. For instance, failure to comply with data protection regulations in Colombia may result in the impositions of sanctions against us, such as: fines, temporary suspensions of all personal data processing-related activities, temporary or permanent closure or blocking of personal data processing operations or business units (when authorities have previously ordered corrective measures and such measures are not being fully complied). We have put mechanisms in place designed to ensure compliance with applicable data protection laws but there can be no guarantee of their effectiveness.

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

Certain proposed amendments to tax directives may impact our current tax treaties benefits.

The EU Commission published a proposal for a Council Directive which included rules to prevent the misuse of shell entities for tax purposes and amending Directive 2011/16/EU dated December 22, 2021. These new rules would mainly apply to EU entities (i) deriving passive income, (ii) engaged in cross-border transactions and (iii) which outsourced the administration of day-to-day operations and the decision-making on significant functions. EU entities that meet these three conditions would need to declare in their annual tax returns whether they meet indicators of minimum substance and provide related documentary evidence (unless they benefit from an automatic exemption). Entities not meeting those indicators of minimum substance and that cannot rely on an automatic exemption will be presumed not to have sufficient substance for tax purposes (unless they can rebut this presumption by providing evidence (i) of the business activities which they perform to generate their passive income or (ii) that they do not serve the objective of obtaining a tax advantage). In this case and in the absence of rebuttal of the presumption, such EU entities would not be allowed to benefit from the provisions of double tax treaties or certain EU Directives (such as the Interest and Royalties EU Directive). In addition, they would not be entitled to a certificate of tax residence to the extent that such certificate serves to obtain the benefit of the aforementioned provisions. If the Directive is determined to be applicable to the Company, it may have an impact on our current tax treaties benefits.

We have previously restated our financial statements for several prior periods, which may affect investor confidence, the price of our securities, our ability to raise capital in the future, our results of operations and financial condition, and which may result in stockholder litigation.

We previously filed restated financial statements for several prior periods in our Annual Report on Form 20-F for the year ended December 31, 2021. Such restatement may have the effect of eroding investor confidence in the Company and our financial reporting and accounting practices and processes, and may negatively impact the trading price of our securities, could have a material adverse effect on our business, financial condition and results of operations, and may make it more difficult for us to raise capital on acceptable terms, if at all. The restatement and related material weaknesses in our internal control over financial reporting may also result in stockholder litigation that could ultimately have a negative adverse effect on our results of operations.

Risks Related to our Industry

We participate in a highly competitive market, and increased competition may adversely affect our business, financial condition and results of operations.

We operate in a market that is highly competitive. We compete with multiple companies as to each of our offerings and in every region of the globe in which we operate, including competing with other companies that offer advanced delivery technologies, outsourced dose form, or development services to pharmaceutical and consumer health companies based in North America, South America, Europe, and the Asia-Pacific region. We also compete in some cases with the internal operations of those pharmaceutical, biotechnology, and consumer health customers that also have manufacturing capabilities and choose to source these services internally.

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

The healthcare industry has changed significantly over time, and we expect the industry to continue to evolve. Some of these changes, such as ongoing healthcare reform, adverse changes in governmental or private funding of healthcare products and services, legislation or regulations governing patient access to care and privacy, or the delivery, pricing, or reimbursement approval of pharmaceuticals and healthcare services or mandated benefits, may cause healthcare industry participants to change the amount of our products and services that they purchase or the price they are willing to pay for these offerings. In particular, there is significant uncertainty about the likelihood of changes to the Affordable Care Act (the “ACA”) in the United States and healthcare laws in general in the United States, including future legislation that may affect or put a cap on future pricing of pharmaceutical products. Similarly, Colombian sanitary regulations change significantly over time. For instance, the Colombian Ministry of Health has recently issued Decree No. 334/2022 which provides new provisions and requirements for renewal, modification and suspension of sanitary registrations for chemically synthesized medicines, medicinal gases, biological and homeopathic products, information and advertising of medicines and phototherapeutic products. Additionally, some external factors have increased delay in medicine approval timeframes. While we are unable to predict the likelihood of changes to healthcare legislation, any substantial revisions in these legislations, including in the ACA, could have a material adverse effect on the demand for our or our customers’ products, which in turn could have a negative impact on our business, financial condition and results of operations. Changes in the healthcare industry’s pricing, selling, inventory, distribution, or supply policies or practices, or in public or government sentiment for the industry as a whole, could also significantly reduce our revenue and results of operations. In particular, volatility in individual product demand may result from changes in public or private payer reimbursement or coverage.

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

We have applied in the United States, Colombia and certain other countries for registration of a number of trademarks, service marks, and patents, some of which have been registered or issued, and also claim common law rights in various trademarks and service marks. In the past, third parties have occasionally opposed our applications to register intellectual property, and there can be no assurance that they will not do so in the future. It is possible that in some cases we may be unable to obtain the registrations for trademarks, service marks, and patents for which we have applied, and a failure to obtain trademark and patent registrations in the United States, Colombia or other countries could limit our ability to protect our trademarks and proprietary technologies and impede our marketing efforts in those jurisdictions. See Item 4.B. of this Annual Report under the heading “Business Overview—Intellectual Property.”

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

In addition, many of our branded pharmaceutical customers rely on patents to protect their products from generic competition. Because incentives exist in some countries, including Colombia and the United States, for generic pharmaceutical companies to challenge these patents, pharmaceutical and biotechnology companies are under the ongoing threat of challenges to their patents. If the patents on which our customers rely were successfully challenged and, as a result, the affected products become subject to generic competition, the market for our customers’ products could be significantly adversely affected, which could have an adverse effect on our business, financial condition and results of operations. We attempt to mitigate these risks by making our offerings available to generic manufacturers and distributors in the United States, as well as branded manufacturers and distributors world-wide, but there can be no assurance that we will be successful in marketing these offerings.

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

We currently maintain production facilities in Colombia, Brazil, El Salvador and recently in the United States. On December 31, 2021 we acquired an FDA approved 86,000 square feet pharmaceutical production facility located in West Palm Beach, Florida; our first U.S.-based Softgel production facility and R&D center, which began operations in May 2022. Our ability to conduct and expand our business and our financial performance are subject to the risks inherent to international operations, such as currency controls, currency fluctuations, trade barriers, increases in duties, taxes and governmental royalties, nationalization, forced negotiation, changes in local labor conditions, labor strikes, price instability, interest rates, modification of existing contracts and changes in local laws and policies, regulation, taxation, social instability and other political, social and economic developments affecting the countries in which we operate. We have no control over these factors and they may have an adverse effect on our business, financial condition, results of operations and prospects.

We report our financial results in U.S. dollars. However, a significant portion of our net sales, assets, indebtedness and other liabilities, and costs are denominated in foreign currencies. These currencies include, among others, the Colombian Peso, the Brazilian Real, and the Peruvian Soles. Approximately 45% of our revenue for the year ended December 31, 2022 was U.S. dollar denominated. Our results of operations and, in some cases, cash flows, have in the past been, and may in the future be, adversely affected by movements in exchange rates. Although a significant portion of our operating costs are denominated in foreign (non-U.S.) currency, naturally reducing our exposure to changes in certain foreign currency exchange rates, we may implement currency hedges or take other actions intended to further reduce our exposure to changes in foreign currency exchange rates. If we are not successful in mitigating the effects of changes in exchange rates on our business, any such changes could materially impact our results.

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

Several of our subsidiaries, such as Procaps, S.A., organized as a capital stock corporation (sociedad anónima) (“Procaps S.A.”), and Diabetrics Healthcare S.A.S., organized as simplified stock corporation (sociedad por acciones simplificada) (“Diabetrics Healthcare”), are organized under the laws of Colombia. Many of our assets are located in Colombia and a portion of our income is earned in Colombia. Our assets and income are subject to political, economic, regulatory and other uncertainties, including expropriation, nationalization, renegotiation or voiding of existing contracts, currency exchange restrictions and international monetary fluctuations. Accordingly, our financial condition and results of operations depend significantly on macroeconomic and political conditions prevailing in Colombia.

In Colombia, inflation rates have fluctuated significantly in recent years. The inflation rate reached 13.1% and 5.62% for the years ended December 31, 2022 and 2021, respectively. We cannot assure you that inflation rates will remain stable or that inflation rates will not increase significantly in the future.

Changes in economic policies in Colombia could affect our business, financial condition and results of operations.

Our financial condition and results of operations may be adversely affected by changes in the political climate of Colombia to the extent that such changes affect the economic policies, growth, stability, outlook or regulatory environment.

The Colombian Government has historically exercised influence on the local economy, and governmental policies are likely to continue to have an important effect on companies operating in Colombia like us, market conditions and the prices of securities of issuers operating in Colombia, including the Notes. The President of Colombia has considerable power to determine governmental policies and actions relating to the economy and may adopt policies that may negatively affect us. Colombia held presidential elections on May 29, 2022, with runoffs on June 19, 2022. Gustavo Francisco Petro Urrego was elected president and took office on August 7, 2022. The new government has announced a tax pension, labor, justice and health reform bill. As of the date of this Annual Report, these bills have not been published, except tax reform enacted on December 13, 2022. Therefore, we cannot predict which policies will be adopted by the new government and whether those policies would have a negative impact on the Colombian economy, on the pharmaceutical or healthcare industry or on our business, financial performance and results of operations.

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

We cannot predict which policies will be adopted by the Colombian Government and whether the policies would have a negative impact on the Colombian economy, on the pharmaceutical or healthcare industry or on our business, financial condition and results of operations. Furthermore, there can be no assurance that the Colombian Peso will not depreciate or appreciate relative to the U.S. dollar and other currencies in the future.

The Colombian Government and the Colombian Central Bank exercise influence on the Colombian economy. Political and economic conditions may have an impact on our business, financial condition and results of operations.

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

Any further downgrade in the credit rating of Colombia could adversely affect the Colombian economy

In December 2017, S&P downgraded the rating of its long-term foreign currency sovereign credit ratings on Colombia from “BBB” to “BBB-,” on the grounds of Colombia’s weakened fiscal and external profiles generating diminished policy flexibility. In May 2019, Moody’s changed Colombia’s rating outlook from negative to stable and Fitch changed Colombia’s rating outlook from stable to negative, and in March 2020, the outlook of Colombia’s credit rating was changed to negative by S&P due to external risks. In April 2020, Fitch downgraded its long-term foreign currency sovereign credit ratings on Colombia from “BBB” to “BBB-” maintaining a negative outlook. In July 2021, Fitch downgraded its long-term foreign currency sovereign credit ratings on Colombia from “BBB-” to “BB+” stabilizing it to the same level given by S&P. As a result of these downgrades, Colombia’s long-term debt denominated in foreign currency is currently rated “BB+” by Fitch, “BB+” by S&P (ratified in January 2023) and “Baa2” by Moody’s. Any further downgrade of Colombia’s credit rating could adversely affect the Colombian economy and our operations.

Certain of our assets are located in, and a part of our income is earned in, El Salvador and, thus, we are dependent on economic and political conditions in El Salvador

We have two manufacturing facilities in El Salvador and a large part of our income is earned in El Salvador. The assets and income of our subsidiaries in El Salvador are subject to political, economic, regulatory and other uncertainties, including expropriation, nationalization and renegotiation or voiding of existing contracts. Accordingly, our financial condition and results of operations depend significantly on macroeconomic and political conditions prevailing in El Salvador.

An emerging country such as El Salvador is subject to many different factors that may affect its economic results, including the following:

●	financial regulation in the United States;

●	changes in economic or tax policies in El Salvador;

●	the ability of El Salvador to effect key economic reforms;

●	the impact of hostilities or political unrest in other countries that may affect international trade, commodity prices and the global economy;

●	internal security issues relating to crime and violence; and

●	low GDP growth rate in El Salvador.

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

In May 2022, Moody’s Investors Service downgraded the El Salvador’s long-term foreign-currency issuer rating and long-term foreign-currency senior unsecured debt ratings from Caa1 to Caa3. Moody’s Investor Service decision to downgrade El Salvador’s ratings reflects an increased probability of a credit event (restructuring, distressed exchange, or default), with relatively high severity, as El Salvador faces a challenging debt amortization schedule with bond maturities in 2023 and 2025 in a context of continued funding stress and persistently high financing needs.

Similarly, in February 2022, Fitch Ratings downgraded El Salvador’s long-term foreign currency issuer default rating (IDR) from ‘B-’ to ‘CCC’. The downgrade reflects heightened financing risks stemming from increased reliance on short-term debt, a U.S.$ 800 million Eurobond repayment due in January 2023, a still-high fiscal deficit, limited scope for additional local market financing, uncertain access to additional multilateral funding and external market financing given high borrowing costs. Furthermore, El Salvador’s debt to GDP ratio is expected to rise to 86.9% in 2022 after modest improvement in 2021, increasing concerns around debt sustainability over the medium term.

We have assets in Brazil, and a part of our income is earned in Brazil and, thus, we are dependent on economic and political conditions in Brazil.

We have a manufacturing facility in Brazil and part of our income is earned in Brazil. The assets and income of our subsidiaries in Brazil, like many emerging markets, are subject to political, economic, regulatory and other uncertainties, including expropriation, nationalization, renegotiation or voiding of existing contracts, currency exchange restrictions and international monetary fluctuations. Accordingly, our financial condition and results of operations depend significantly on macroeconomic and political conditions prevailing in Brazil and could be materially and adversely affected if such conditions deteriorate.

The Brazilian government has exercised and continues to exercise significant influence on the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely affect us.

The Brazilian economy has been characterized by intervention by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit and other policies to influence the course of Brazil’s economy. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, depreciation of the real, controls on remittances abroad, fluctuations of the Brazilian Central Bank’s base interest rate, as well as other measures. We do not have any control over what measures or policies the Brazilian government may adopt in the future and we cannot foresee them. Our business, financial condition, results of operations, and prospects may suffer from significant changes in policies or regulations involving or affecting factors such as:

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

Uncertainty regarding the Brazilian government’s implementation of changes in policies or regulations that may affect these or other factors in the future could contribute to economic uncertainty in Brazil. Such uncertainties and other future developments in the Brazilian economy and governmental policies in respect of the above may materially and adversely affect us.

Brazilian politics have historically affected the performance of the Brazilian economy, and past political crises have affected the confidence of investors and the public, generally resulting in an economic slowdown and volatility of securities issued by Brazilian companies. The impeachment of former President Dilma Rouseff, investigations into former President Jair Bolsonaro, as well as wide-scale protests throughout Brazil focused on economic and political reform, have led to a climate of growing uncertainty. Brazilian presidents have substantial power to determine public policy, as well as to introduce measures affecting the Brazilian economy and the operations and financial results of companies such as ours. The prior conviction, imprisonment and release of President Luiz Inacio Lula da Silva and his reelection in 2022 has further increased political and economic instability. There is uncertainty as to which policies and regulations will be adopted by the new government. We cannot assure you that the new government will maintain policies designed to promote macroeconomic stability, fiscal disciple and domestic and foreign investments, and failure on the part of the new government to do so or other new or amended policies and regulations may adversely impact Brazil’s economy as well as our business, financial condition and results of operations.

The ongoing economic and political instability in Brazil may have a material adverse effect on our business, operations and financial condition.

The ongoing economic and political instability in Brazil caused by the COVID-19 pandemic, a slowdown in GDP growth, and uncertainty as to whether the Brazilian government will enact the necessary economic reforms to improve Brazil’s deteriorating fiscal accounts and economy have led to a decline in market confidence in the Brazilian economy.

Additionally, Brazilian markets have faced increased volatility due to the uncertainty in relation to ongoing corruption investigations by the Brazilian Federal Police and the Federal Prosecutor’s Office, including under Operation Car Wash (Operação Lava Jato), and the impact of other scandals on the Brazilian economy and political environment. Members of the Brazilian government, including the legislative and executive branch, as well as senior officials of large corporations have been investigated or prosecuted for corruption. The sum was used to illegally finance political campaigns and to enrich members of the corruption scheme. As a result, several politicians, including congressmen and high-profile business executives of public and private companies resigned and/or were arrested.

This scenario has had negative impacts on the general perception of the Brazilian market. The development of these cases of unethical conduct has materially adversely affected the Brazilian economy and may continue to do so. We cannot predict the impacts of the investigations on the Brazilian economy.

Moreover, the Brazilian government may be subject to internal pressure to change its current macroeconomic policies in order to achieve higher rates of economic growth. We cannot predict what policies will be adopted by the Brazilian government. As has happened in the past, the Brazilian economy has been affected by the country’s political events, which have also affected the confidence of investors and the public in general, thereby adversely affecting the performance of the Brazilian economy. Furthermore, any indecisiveness by the Brazilian government in implementing changes to certain policies or regulations may contribute to economic uncertainty in Brazil and any difficulties the Brazilian government may face establishing a majority in Congress could result in a government impasse, political unrest and mass demonstrations and/or strikes that could in each case materially adversely affect our operations.

Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our securities. Any continued economic instability and political uncertainty may have a material adverse effect on our business.

Inflation and government efforts to control inflation may have an impact on the Brazilian economy and adversely affect our business and results of operations.

Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world. According to the IGP-M, a general price inflation index, the inflation rates in Brazil were 23.1% in 2020, 17.7% in 2021 and 5.45% in 2022. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, the Brazilian price inflation rates were 4.5% in 2020, 10.0% in 2021 and 5.79% in 2022.

The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. The Brazilian government’s measures to fight inflation, principally through the Central Bank, have had and may in the future have significant effects on the Brazilian economy and our business in Brazil.

If Brazil experiences high inflation rates, the Brazilian federal government may decide to intervene in the economy, including through the implementation of governmental policies that may have an adverse effect on us and our clients. In addition, if Brazil experiences high inflation rates, we may not be able to adjust the prices of our products in order to compensate for the effects of inflation in our costs structure, which may have an adverse effect on us.

Risks Related to Laws and Regulations

A significant portion of medication on the market, including ours, is subject to price control regulations. This control may limit our margins and our ability to pass on cost increases to our customers, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to a variety of legislation that imposes price controls over certain pharmaceutical products that we manufacture and sell. Among these laws are Colombian regulations that establish price controls for certain drugs or groups of medication, which take into consideration factors such as the number of manufactures of such drugs and competitors in the market, market concentration, inflation and the impact on the private sector or commercial channels, as defined by Colombia’s National Drug and Medical Devices Pricing Commission (Comisión Nacional de Precios de Medicamentos y Dispositivos Médicos), which applies a methodology based on a comparison between average price in the Colombian market and prices in certain foreign markets, determined based on criteria such as a geographical proximity to Colombia, overall economic intervention, membership to the Organisation for Economic Co-operation and Development, and availability of information. The INVIMA analyzes these factors at least once a year, resulting in annual modifications to the list of drugs and groups of medication subject to price controls. In Brazil there is legislation which limits price increases and inflation adjustments to once per year, according to a cap based on the National Broad Consumer Price Index (Índice Nacional de Preços aos Consumidores Amplo), a productivity factor and an adjustment factor, all calculated as percentages per year. These price controls, among others, have resulted in lower profit margins. We cannot guarantee that we will be able to maintain our profit margins in the future or that the governments in the jurisdictions in which we operate will not impose additional or more restrictive price controls, which may have a material adverse effect on our business, financial condition and results of operations. Failure to comply with price controls may lead to the imposition of fines to us.

We may be held liable if a consumer has an adverse health reaction to a product we sell or manufacture.

The use or misuse of our products may result in adverse health reactions in our consumers. Incidents involving our products may have a material adverse effect on us. Lawsuits, including product liability or administrative cases, may be filed against us claiming that our products were spoiled, tampered with, contaminated, did not meet the product descriptions, involve false or misleading product labeling, or did not contain appropriate disclosure information on possible side-effects or risks, among other things. In Colombia, product liability cases may result in fines for damages. Additionally, administrative cases may result in the imposition of sanctions against us, such as, fines, temporary or definitive closure of facilities, temporary or definitive prohibition to manufacture, prohibition to distribute or market certain products, and destruction of products which are considered dangerous to consumers.

These cases may result in significant expenses due to product recalls, which may be required by regulatory authorities, as well as warnings, fines, suspension and/or cancellation of the sanitary registration or the sanitary operation license, including temporary or permanent closing of facilities. Any real or potential health risk associated with our products, including negative publicity, may cause our consumers to lose their trust in the safety, efficiency and quality of our products. Even if products manufactured by third-parties harm consumers, our industry may suffer from negative publicity, which could decrease demand for our products. Any claim of this type against our products may have a material adverse effect on our business, financial condition and results of operations.

We are subject to product and other liability risks that could exceed our anticipated costs or adversely affect our results of operations, financial condition, and cash flows.

We are subject to potentially significant product liability and other liability risks that are inherent to the design, development, manufacture, marketing and distribution of our products and services. We may be named as a defendant in product liability lawsuits, which may allege that our products and services have resulted or could result in an unsafe condition or injury to consumers. Such lawsuits could be costly to defend and could result in reduced sales, significant liabilities, and diversion of management’s time, attention, and resources. Even claims without merit could affect our reputation due to adverse publicity and require us to incur in significant legal fees.

Furthermore, product liability claims and lawsuits, regardless of their ultimate outcome, could have a material adverse effect on our business operations, financial condition, and reputation and on our ability to attract and retain customers. We have historically sought to manage this risk through the combination of product liability insurance policies and contractual indemnities provisions, together with liability limitations in our agreements with customers and vendors. The availability of product liability insurance for companies in the pharmaceutical industry is generally more limited than insurance available to companies in other industries. Insurance carriers providing product liability insurance to those in the pharmaceutical and biotechnology industries generally limit the amount of available policy limits, require larger self-insured retentions, and exclude coverage for certain products and claims. We maintain product liability insurance with annual aggregate limits in excess of $15 million. This insurance policy provides coverage for defense expenses, which according to Colombian law, are payable in excess of the insured limit. There can be no assurance that a successful product liability or other claim would be adequately covered by our applicable insurance policies or by any applicable contractual indemnity or liability limitations.

Failure to comply with existing and future regulatory requirements could adversely affect our business, financial condition and results of operations, or result in claims from customers.

The healthcare industry is highly regulated. We, and our customers, are subject to various local, state, federal, national, and transnational laws and regulations, which include the operating, quality, and security standards of INVIMA, the FDA, Brazil’s Health Regulatory Agency (Agência Nacional de Vigilância Sanitária, or “ANVISA”), Health Canada, the United Kingdom’s Medicines and Healthcare products Regulatory Agency (the “MHRA”), Australia’s Department of Health Therapeutic Goods Administration (the “TGA”), Mexico’s Federal Commission for the Protection against Sanitary Risk (Comisión Federal para la Protección contra Riesgos Sanitarios, or “Cofepris”) and various state boards of pharmacy, state health departments, and other similar bodies and agencies of the jurisdictions in which we operate, and, in the future, any change to such laws and regulations could adversely affect us. Among other rules affecting us, we are subject to laws and regulations concerning manufacturing practices, drug safety, advertising, labelling and packaging. Our subsidiaries may be required to register for permits or licenses, and may be required to comply, with the laws and regulations of such agencies, boards of pharmacy, health departments, or other comparable agencies in various jurisdictions around the world, as well as certain accrediting bodies, such as the International Organization for Standardization (“ISO”), depending upon the type of operations and locations of distribution and sale of the products manufactured or services provided by those subsidiaries.

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

Although we believe that we comply in all material respects with applicable laws and regulations, there can be no assurance that a regulatory agency or tribunal would not reach a different conclusion concerning the compliance of our operations with applicable laws and regulations. For instance, INVIMA has authority to conduct ex-post reviews, which allows the entity to issue official actions or to initiate ex-officio investigations to ensure compliance of all regulations. In addition, there can be no assurance that we will be able to maintain or renew existing permits, licenses, or other regulatory approvals or obtain, without significant delay, future permits, licenses, or other approvals needed for the operation of our businesses. Any noncompliance by us or our customers with applicable law or regulation or the failure to maintain, renew, or obtain necessary permits and licenses could have an adverse effect on our business, financial condition and results of operations. Furthermore, loss of a permit, license, or other approval in any one portion of our business may have indirect consequences in another portion of our business if regulators or customers adjust their reviews of such other portion as a result or customers cease business with such other portion due to fears that such loss is a sign of broader concerns about our ability to deliver products or services of sufficient quality.

Failure to comply with municipal zoning regulations could adversely affect our business, financial condition, and results of operations.

The real estate properties we utilize in connection with our operations are subject to a variety of zoning regulations of the municipalities where such properties are located. Those regulations impose zoning and planning requirements that we must comply with and, in certain cases, zoning license that we need to obtain. For more information, see Item 4.B of this Annual Report under the heading “Business Overview––Manufacturing and Distribution—Manufacturing Facilities.”

For instance, Colombian zoning authorities (local planning offices and curadurías) have the authority to issue zoning licenses required for the construction of buildings and facilities and for particular use of the land we own. Colombian police officers and judges are also entitled to issue fines or even shutdown the facilities if they do not comply with the zoning regulations or permits. Therefore, any failure by us to comply with zoning regulations and permits can result in monetary fines or the shutdown of our facilities and consequently have a material adverse effect on our business, financial condition, and results of operations.

We are subject to environmental, health, and safety laws and regulations, which could increase our costs and restrict our operations in the future.

Our operations are subject to a variety of environmental, health, and safety laws and regulations in each of the jurisdictions in which we operate. These laws and regulations govern, among other things, air emissions, wastewater discharges, the use, handling, and disposal of hazardous substances and wastes, soil and groundwater contamination, and employee health and safety. Any failure by us to comply with environmental, health, and safety requirements could result in the limitation or suspension of production or subject us to monetary fines, civil or criminal sanctions, or other future liabilities in excess of our reserves. We are also subject to laws and regulations governing the destruction and disposal of raw materials and non-compliant products, the handling of regulated material included in our products, and the disposal of our products or their components at the end of their useful lives. In addition, compliance with environmental, health, and safety requirements could restrict our ability to expand our facilities or require us to acquire costly environmental or safety control equipment, incur other significant expenses, or modify our manufacturing processes. Our manufacturing facilities may use, in varying degrees, hazardous substances in their processes. Any contamination at our current facilities, at formerly owned or operated properties, or at any surrounding property can result in liability to us.

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

The physical risks that climate change poses to our business have been analyzed and we expect exposure to periods of extreme heat, floods and water scarcity to become more frequent and severe in some regions where we operate, in the medium to longer term. These conditions may pose physical risks to our business and supply chain. Among our initiatives to mitigate our impact on the planet and the climate crisis, we designed a carbon neutrality strategy which we launched at the end of 2021. Our strategy has the goal of, among others, (i) calculating our baseline carbon footprint and comparing it to the footprint of similar businesses to identify a benchmark, (ii) identifying greenhouse gas emissions mitigation opportunities, and (iii) developing a strategy combining mitigation and offsetting to become carbon neutral by a date to be determined. There can be no assurance that we will be able to achieve our carbon neutrality strategy and goals and if climate risks continue to exacerbate, including if global temperatures continue to rise, and we are unable to adapt to such risks, our business and supply chain may be adversely affected, which could have a material adverse effect on our financial condition and results of operations. For more information on our carbon neutrality strategy, see Item 4.B under the heading “Corporate Responsibilities and Environmental, Social, and Governance (“ESG”) –– Carbon Neutrality Strategy” in this Annual Report.

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

Environmental, social and governance matters may impact our business and reputation.

Increasingly, in addition to the importance of their financial performance, companies are being judged by their performance on a variety of environmental, social and governance, or ESG, matters, which are considered to contribute to the long-term sustainability of companies’ performance.

A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, the company’s efforts and impacts on climate change and human rights, ethics and compliance with law, and the role of the company’s board of directors in supervising various sustainability issues.

In light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, stock price, financial condition, or results of operations, including the sustainability of our business over time.

In addition, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters. For example, the SEC has published proposed rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls processes and procedures regarding matters that have not been subject to such controls in the past, and impose increased oversight obligations on our management and board of directors. These and other changes in stakeholder expectations will likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, many of our customers and suppliers may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

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

Legislative or regulatory initiatives, such as the 2021 Colombian Tax Reform and the 2021 Colombian Tax Reform, new interpretations or developments concerning existing tax laws, or challenges to our tax positions could adversely affect our results of operations and financial condition.

We are a large multinational enterprise with operations in 13 countries throughout the world, including Colombia, Brazil, El Salvador, Peru and the United States, and we do business with suppliers and customers in over 50 countries. As such, we are subject to the tax laws and regulations of various jurisdictions, including U.S. federal, state, and local governments.

On September 14, 2021, the Colombian Congress approved a tax reform by enacting Law No. 2155 (the “2021 Colombian Tax Reform”), which came into force on January 1, 2022 and implemented certain tax measures intended to mitigate the economic and social effects of the COVID-19 pandemic. These tax measures included among others, increasing the corporate income tax rate from 31% to 35% as of January 1, 2022 and the public spending budget.

In addition to the 2021 Colombian Tax Reform, on August 8, 2022, the incoming Colombian Government, under the lead of the recently elected President, Gustavo Petro, and the minister of Finance and Public Credit, José Antonio Ocampo, submitted to the Colombian Congress for its consideration a new tax reform bill to collect approximately $25 trillion Colombian Pesos (the “2022 Colombian Tax Reform”). On December 13, 2022, the Colombian President, Gustavo Petro, enacted Law 2277 of 2022. The purpose of the amendments is to promote equality and social justice, as well as to consolidate adjustments to the tax system. These tax measures include an unchanged Corporate Income Tax (CIT) rate of 35%. However, a new net tax rate will be introduced, under which Colombian companies, including free trade zone (FTZ) users, will be subject to a minimum 15% effective tax rate, calculated based on financial net profit, in accordance with the OECD Pillar Two global minimum tax rules. CIT rate for qualified FTZ companies will remain at 20% subject to an annual exportation requirement. Certain non taxable income items, special deductions, exempt income and tax credits will be capped at 3% of the taxpayer’s net income before these detractions. In addition, the capital gains tax rate to rise to 15% (from 10%). For further information on this new tax reform bill, see “Business––Regulatory Matters––2021 Colombian Tax Reform.”

We cannot anticipate the impact of this tax reform nor, the impact of the measures that could be adopted by the incoming government to meet its financial obligations, which might negatively affect Colombia’s economy and, in turn, our business, financial condition and results of operations.

There can be no assurance that our effective tax rate or tax payments will not be adversely affected by the new tax reform.

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

As of December 31, 2022, we employed more than 5,500 individuals worldwide, primarily in South and Central America. Our management believes that our employee relations are satisfactory. Employees in our Rymco (2 employees), Funtrition (4 employees), and Softgel (39 employees) manufacturing facilities are currently represented by industry labor union organizations, representing approximately 0.8% of our total employees. However, further organizing activities, collective bargaining, or changes in the regulatory framework for employment may increase our employment-related costs or may result in work stoppages or other labor disruptions. Also, Law No. 2102, enacted in 2021, set forth a progressive reduction scheme of the maximum legal working schedule from 48 to 42 hours per week, prohibiting any reduction of employees’ salaries thereof. The progressive reduction on the maximum working schedule is expected to become enforceable as of July 15, 2023. Moreover, as employers are subject to various employment-related claims, such as individual and class actions relating to alleged employment discrimination and wage-hour and labor standards issues, such actions, if brought against us and successful in whole or in part, may affect our ability to compete or have a material adverse effect on our business, financial condition, and results of operations.

We are subject to governmental export and import controls that could impair our ability to compete in international markets and subject us to liability if we are not in compliance with applicable laws.

Our products are subject to export and import control laws and regulations of the jurisdictions in which we operate. Exports of our products must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers.

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

Certain pharmaceutical products we manufacture contain “controlled substances” and although we only manufacture and sell such products in the jurisdictions in which we are licensed to do so, the proceeds from the sale of such products could be considered criminal property in other jurisdictions.

Certain products we manufacture, such as Dronabinol, which contains a synthetic form of tetrahydrocannabinol (THC), contain “controlled substances” as defined in the Controlled Substances Act, the U.K. Misused of Drugs Regulations 2001, and other similar regulations in other jurisdictions. We only manufacture and sell products containing “controlled substances” in jurisdictions in which we are licensed to do so, such as Dronabinol, which we have received FDA approval to manufacture and sell in the United States. However, the proceeds from the sale of “controlled substances” in jurisdictions in which we are licensed to do so may be considered “criminal property” in other jurisdictions in which such products have not been licensed, such as the proceeds from the sale of Dronabinol in the United States, which could be considered criminal property in the United Kingdom under the U.K. Proceeds of Crime Act 2002.

Although we are not aware of any cases where regulatory authorities have prosecuted a company, whose primary business in not the manufacturing and sale of “controlled substances”, for the use of criminal property in connection with the use of proceeds from the sale of “controlled substances” in jurisdictions in which it was licensed to do so, we cannot provide any assurances that the payments with proceeds derived from the sale of “controlled substances”, such as Dronabinol, would not be considered criminal property under the U.K. Proceeds of Crime Act 2002, or other similar regulations in another jurisdiction.

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

We cannot guarantee that our share repurchase program will be utilized to the full value approved or that it will enhance long-term shareholder value. Repurchases we consummate could increase the volatility of the price of our Ordinary Shares and could have a negative impact on our available cash balance.

In February 2023, our Board of Directors approved a share repurchase program for the purchase of up to $5.0 million Ordinary Shares or 2,000,000 Ordinary Shares, whichever is less (the “Repurchase Program”). Under the Repurchase Program, repurchases can be made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with the rules of the SEC and other applicable legal requirements. The specific timing, price and size of the purchases will depend on prevailing share prices, general economic and market conditions, and other considerations consistent with our capital allocation strategy. Share repurchases could have an impact on our Ordinary Share trading prices, increase the volatility of the price of our Ordinary Shares, or reduce our available cash balance such that we will be required to seek financing to support our operations. The repurchase program does not obligate us to acquire a particular amount of Ordinary Shares, and the repurchase program may be suspended or discontinued at any time at our discretion, which may result in a decrease in the trading prices of our Ordinary Shares. Even if our share repurchase program is fully implemented, it may not enhance long-term shareholder value.

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

As a “foreign private issuer,” the Company is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made on June 30, 2023.

In the future, the Company could lose its foreign private issuer status if a majority of the Ordinary Shares are held by residents in the United States and we fail to meet any one of the additional “business contacts” requirements. Although we intend to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, the loss of our foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs under U.S. securities laws if we are deemed a U.S. domestic issuer may be significantly higher. If the Company is not a foreign private issuer, we will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, we may be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements of Nasdaq that are available to foreign private issuers. For example, Nasdaq’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. We intend to follow Luxembourg practice with respect to quorum requirements for shareholder meetings in lieu of the requirement under Nasdaq Listing Rules that the quorum be not less than 33 1/3% of the outstanding voting shares. Under the Company’s amended and restated articles of association, at an ordinary general meeting, there is no quorum requirement and resolutions are adopted by a simple majority of validly cast votes. In addition, under the Company’s amended and restated articles of association, for any resolutions to be considered at an extraordinary general meeting of shareholders, the quorum shall be at least one half of our issued share capital unless otherwise mandatorily required by law. As long as we rely on the foreign private issuer exemption to certain of Nasdaq’s corporate governance standards, a majority of the directors on our Board of Directors are not required to be independent directors, our compensation committee is not required to be comprised entirely of independent directors, and we will not be required to have a nominating committee. Also, we would be required to change our basis of accounting from IFRS as issued by the IASB to GAAP, which may be difficult and costly for us to comply with. If we lose our foreign private issuer status and fail to comply with U.S. securities laws applicable to U.S. domestic issuers, we may have to de-list from Nasdaq and could be subject to investigation by the SEC, Nasdaq and other regulators, among other materially adverse consequences.

If the Company no longer qualifies as a foreign private issuer, we may be eligible to take advantage of exemptions from Nasdaq’s corporate governance standards if we continue to qualify as a “controlled company.” The Minski Family owns 59.6 % of the issued and outstanding Ordinary Shares, including 10,464,612 Ordinary Shares held in escrow subject to release pursuant to the terms of the Transaction Support Agreement and the related escrow agreement. As a result, we are a “controlled company” within the meaning of Nasdaq rules. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

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

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg (the Convention of 2 July 2019 on the Recognition and Enforcement of Foreign Judgments in Civil or Commercial Matters is not yet in force and it has not yet been ratified by the United States),, courts in the Grand Duchy of Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. However, a party who received such favorable judgment in a U.S. Court may initiate enforcement proceedings in the Grand Duchy of Luxembourg (exequatur) by requesting enforcement of the U.S. judgment by the District Court (Tribunal d’Arrondissement) pursuant to Section 678 of the New Luxembourg Code of Civil Procedure. The District Court will authorize the enforcement in Luxembourg of the U.S. judgment if it is satisfied that all of the following conditions are met:

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

ITEM 4. COMPANY INFORMATION

The Company makes its filings in electronic form under the EDGAR filing system of the SEC. Its filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at Procaps’s website at https://investor.procapsgroup.com. Procaps’s website is provided for informational purposes only and the information contained on its website or that can be accessed through its website is not part of this Annual Report.

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated under the laws of the Grand Duchy of Luxembourg on March 29, 2021 as a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg for an unlimited duration and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 253360. The Company was incorporated solely for the purpose of effectuating the Business Combination, which was consummated on September 29, 2021. The Company owned no material assets other than its interests in Crynssen acquired in the Business Combination and did not operate any business. Crynssen is a private limited liability company registered and incorporated under the laws of Malta and, particularly, the Companies Act Cap. 386. See Item 5 of this Annual Report under the heading “Operating and Financial Review and Prospects” for a discussion of our principal capital expenditures and divestitures for the years ended December 31, 2022, 2021 and 2020.

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

Nomination Agreement

On the Closing Date, the Company, the Sponsors, certain Original Holders and certain Crynssen Shareholders entered into the Nomination Agreement pursuant to which, in connection with any general meeting at which the Company’s directors are to be elected, or any adjournment or postponement thereof, Deseja, Sognatore and Simphony (collectively, the “Minski Family Shareholders”) shall collectively have the right to propose for appointment a number of directors that equals a majority of our Board of Directors (each, a “Majority Shareholder Director”). For as long as Hoche Partners Pharma Holding S.A. (“Hoche”) owns no less than 7% of the Company’s issued and outstanding share capital, Hoche shall have the right to propose for appointment one director (such director, the “Hoche Shareholder Director” and collectively with the Majority Shareholder Directors, each a “Shareholder Director” and collectively, the “Shareholder Directors”). Alejandro Weinstein served as the Hoche Shareholder Director for the period from Closing through January 19, 2023, the effective date of his resignation from the Board of Directors. In connection with Mr. Weinstein’s resignation, pursuant to the Nomination Agreement, Hoche nominated and the Board appointed, Alberto Eguiguren Correa to serve as the Hoche Shareholder Director and fill the vacancy created by Mr. Weinstein’s resignation. In connection with our first two consecutive general shareholders’ meetings following September 1, 2021 at which directors are to be elected, or any adjournment or postponement thereof, the Sponsors shall have the right to propose for appointment Daniel W. Fink and Kyle P. Bransfield as directors of our Board of Directors. At least one-half of the Shareholder Directors must qualify as independent directors (“Independent Directors”) under applicable stock exchange rules, subject to any independence requirements established by the listing rules of the stock exchange on which the Ordinary Shares are listed that would require a greater number of Shareholder Directors to qualify as Independent Directors, provided that the Minski Family Shareholders will not be required to nominate any additional Independent Directors unless and until all of the directors, other than the Majority Shareholder Directors, qualify as Independent Directors. In addition, for so long as we maintain any committee, such committees shall each include at least one Majority Shareholder Director so long as he or she is independent. The Nomination Agreement will automatically terminate upon the earlier of (i) the date on which the Minski Family Shareholders or their affiliates cease to beneficially own, in the aggregate, 30% of our outstanding shares and (ii) 20 years from the date of the Nomination Agreement.

Share Forfeiture Agreement

On the Closing Date, the Sponsors entered into a share forfeiture agreement by and among the Sponsors, the Company, Crynssen and Union (the “Share Forfeiture Agreement”), pursuant to which, the Sponsors forfeited a combined 700,000 SPAC Ordinary Shares prior to the consummation of the Business Combination.

Senior Notes Offering

On November 12, 2021, we closed a private placement offering of $115 million aggregate principal amount of 4.75% guaranteed senior notes (the “Senior Notes”) issued by Procaps, S.A., due November 12, 2031, pursuant to a note purchase agreement (the “NPA”) entered into on November 5, 2021 with The Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Healthspring Life & Health Insurance Company, Inc. and Cigna Health and Life Insurance Company Inc. The Senior Notes are the senior unsecured obligations of Procaps, S.A. and unconditionally guaranteed by the Company and the following subsidiaries: Crynssen, Procaps, S.A., Diabetrics Healthcare, Pharmayect S.A., Procaps, S.A. de C.V., Biokemical, S.A. de C.V., Colbras Indústria e Comércio Ltda., and Sofgen Pharmaceuticals LLC.

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

In connection with the expected closing of the Acquisition and associated borrowings under the Credit Agreement (as defined herein), we intended to prepay in full the Senior Notes, together with interest accrued thereon to the date of such prepayment and the make-whole amount determined for the date of such prepayment pursuant to the NPA (the “Notes Payoff”). We previously expected that the closing of the Acquisition would occur on October 14, 2022, and accordingly, pursuant to the requirements of the NPA, delivered advance notice to the noteholders of the Notes Payoff to occur on such date. As a result of a delay and subsequent termination in the closing of the Acquisition, the expected borrowing under the Credit Agreement did not occur, and we were unable to complete the Notes Payoff on the date scheduled, which technically constituted an event of default under the NPA. The noteholders informed us that they would not exercise any rights or remedies under the NPA due to such technical default pending entry into an amendment to the NPA formally waiving such default, and we and the noteholders executed temporary waivers in connection therewith. On November 1, 2022, we and the noteholders entered into an amendment to the NPA (the “NPA Amendment”), formally waiving the technical default and which also (i) provided us with the ability, until November 30, 2022, to prepay the Senior Notes with two business days’ notice, (ii) provided that the make-whole amount under the NPA shall in no case be less than USD 1,488,204.60, and (iii) provided that, if the Notes Payoff did not occur on or prior to November 30, 2022, a waiver fee of 3.75% per annum on the outstanding principal amount of Senior Notes outstanding shall (a) accrue from (and including) October 14, 2022 and (b) be payable to the noteholders on the 12th day of February, May, August and November in each year (commencing on February 12, 2023), on the maturity date of such Senior Note and on each other date on which interest on such Senior Note is due and payable in accordance with the terms of the NPA and such Senior Note. The Notes Payoff did not occur on or prior to November 30, 2022, therefore triggering the 3.75% per annum waiver fee on the outstanding principal amount of Senior Notes with the terms mentioned above.

For more information on the Senior Notes, see Item 5.B of this Annual Report under the heading “Liquidity and Capital Resources ––Debt Financing and Borrowing ––Senior Notes.”

B. BUSINESS OVERVIEW

Overview:

Founded in 1977 by the Minski family, we are a leading integrated international healthcare and pharmaceutical company that develops pharmaceutical and nutraceutical solutions, medicines and hospital supplies. Our customers are located in over 50 countries, in six out of the seven continents, and we have a direct presence in 13 countries - Colombia, Brazil, El Salvador, United States, Peru, Costa Rica, Guatemala, Honduras, Ecuador, Bolivia, Panama, Nicaragua and Dominican Republic. We currently have over 5,500 employees working under our sustainable model.

Our business model focuses on four strategic cornerstones to drive growth. First, we have state-of-the-art manufacturing capabilities that allow us to provide innovative delivery technologies. Our corporate culture focuses on innovation and R&D, which has enabled us to offer extensive scientific expertise with more than 300 scientists, technicians and skilled personnel, allowing us to develop an average of over 150 new products per year over the last three years. Second, our regional footprint and vertical integration enables organic growth opportunities and synergies. We currently operate six manufacturing facilities in Latin America, including the first FDA-approved pharmaceutical plant in South America and Central America, and our first U.S.-based Softgel production facility and R&D center, which began operations in May 2022 and sell and distribute products to over fifty distinct markets. Third, our Rx and OTC pharmaceutical product portfolio is driven by our proprietary delivery systems, allowing us to focus on the development and sale of high-growth and premium pharmaceutical products which we believe are subject to less pricing pressures when compared to more generic pharmaceutical products. Finally, we have an extensive track record of developing new businesses and growing via mergers and acquisitions, which is evidenced by the development of one of our in-house business incubation, Diabetrics, which took place in 2015, and several successful acquisitions throughout Latin America (including the acquisitions of Rymco S.A., Laboratorios Lopez and Biokemical S.A. de C.V.) which took place between 2012 and 2016. On September 29, 2021, we consummated the Business Combination with Union, which resulted in our Ordinary Shares and warrants being listed on the Nasdaq Global Market on September 30, 2021 under the symbols “PROC” and “PROCW”, respectively.

We are primarily engaged in developing, producing and marketing pharmaceutical solutions consisting of the following four products and services categories: (i) iCDMO, (ii) Rx pharmaceutical products, (iii) OTC products, and (iv) Diabetrics. For more information, see “—Products and Services” below.

Our Strengths and Competitive Advantages

Innovation in Delivery Systems. We are one of the leading global providers of advanced delivery technologies and development and manufacturing solutions for pharmaceutical and consumer health products. In particular, we are the number one Softgel manufacturer in South and Central America and top five in the world in terms of Softgel production capacity, according to an independent third-party industry analysis report of 2019. We have extensive expertise in developing and manufacturing Softgel capsules and related dosage forms as evidenced by our development of an average of over 150 new products per year over the last three years. Our innovative oral delivery mechanisms allow us to transform branded generics into differentiated products for the pharmaceutical market. For more information, see “–– Research and Development” and “–– Intellectual Property” below.

Flexibility & Adaptability. Our NextGel business segment’s Softgel iCDMO platform provides an extensive set of solutions designed to serve our clients’ unique needs, with the goal of ultimately improving product time to market, which is primarily accomplished through our ability to adapt to a diverse set of customer business structures and our experience servicing different markets. For more information, see “–– Products and Services –– iCDMO––NextGel (Softgel band)” below.

Cost Competitiveness. We are able to maintain a competitive price and cost structure due to a combination of the geographic location of our facilities, our expertise in R&D, our skilled labor force, our ability to manufacture in-house several of the equipment used in the production of Softgel and the flexible nature of our equipment. These factors allow us to produce a wide variety of products, and to purchase raw materials at scale. For more information, see “–– Manufacturing and Distribution”, “–– Raw Materials and Material Sourcing”, and “–– Research and Development” below.

Specialized Facilities. Our state-of-the-art facilities are segregated and highly adaptable, enabling Procaps to undertake the manufacturing of highly complex products. Our manufacturing facilities include the first FDA-approved Rx pharmaceutical plant in South and Central America and one of only five hormonal Softgel plants in the world. Additionally, our manufacturing facilities are certified, where required, by several regulatory entities including the FDA, Health Canada, the MHRA, the TGA, Cofepris and ISO. For more information, see “––Manufacturing and Distribution—Manufacturing Facilities” below.

Integration into Clients’ Value Chain. We strive to be part of our customers’ value chain by adapting to their logistics’ processes by adopting and integrating with our customers’ manufacturing resource planning software and other processes. For more information, see “—Manufacturing and Distribution—Distribution and Logistics” below.

Recent Developments

Acquisition Termination

On May 16, 2022, we entered into a Stock Purchase Agreement (the “SPA”) with AI Global Investments PCC Limited (Netherlands), a protected cell company limited by shares organized under the laws of the Island of Guernsey (“PCC”), acting for and on behalf of the Soar Cell, Triana Capital S.A. de C.V., a corporation organized under the laws of Mexico (“Triana”), AI Pearl (Netherlands) B.V., a private limited company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“Pearl Holding Seller”), Perrigo Ireland 7 DAC, a company duly organized and validly existing under the laws of the Republic of Ireland (“Pearl Ireland”, and together with PCC, Triana and Pearl Holding Seller, each a “Seller” and collectively, the “Sellers”), AI Soar (Netherlands) BV, a (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“Somar Holding Company”), Química y Farmacia S.A. de C.V., a Sociedad Anónima de Capital Variable duly organized and validly existing under the laws of Mexico (“Quifa”), PDM Acondifarma S.A. de C.V., a Sociedad Anónima de Capital Variable duly organized and validly existing under the laws of Mexico (“PDM”), Gelcaps Exportadora de México S.A. de C.V., a Sociedad Anónima de Capital Variable duly organized and validly existing under the laws of Mexico (“Gelcaps”, and together with Quifa and PDM, “Pearl Mexico”) and Grupo Farmacéutico Somar S.A.P.I. de C.V., a Sociedad Anónima Promotora de Inversión de Capital Variable organized under the laws of Mexico (“Somar” and together with Somar Holding Company, “Grupo Somar”, and together with Pearl Mexico, the “Targets”) (the “Acquisition”).

The Acquisition, which was expected to close in the fourth quarter of 2022, was delayed indefinitely and subsequently terminated on January 1, 2023 after we were informed by the sellers that a court in Mexico City issued a precautionary lien affecting a portion of capital stock of Grupo Somar in connection with a pending dispute that involves an investment by a fund managed by Advent International but that is otherwise unrelated to the sellers, Grupo Somar, the Group, or the Acquisition.

Bridge Facility Termination

As previously reported, on October 11, 2022, we and certain of our subsidiaries entered into a credit agreement with Bank of New York Mellon, as administrative and collateral agent (collectively, the “Agent”), BofA Securities, Inc. (“BofA Securities”), JPMorgan Chase Bank, N.A. (“JPMorgan”) and Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”, and together with BofA Securities and JPMorgan, the “Joint Lead Arrangers and Bookrunners”), as the joint lead arrangers and bookrunners, and the lenders from time to time party thereto (the “Bridge Facility”) to finance the cash portion of the purchase price of the Acquisition, to pay fees and expenses related to the Bridge Facility, to prepay, refinance and/or redeem certain existing indebtedness, and to the extent any proceeds remained after applying to the foregoing, to use for working capital and other general corporate purposes.

In connection with the termination of the Acquisition, we advised the Joint Lead Arrangers and Bookrunners under the Bridge Facility of our desire to terminate the Bridge Facility and related documentation and pay all outstanding obligations owing thereunder, and on January 10, 2023, the Company and certain of its subsidiaries, the Agent, the Joint Lead Arrangers and Bookrunners, J.P. Morgan Securities LLC (“JPMorgan Securities”), Morgan Stanley & Co. LLC (“Morgan Stanley & Co”) and the lenders party thereto entered into a termination letter in connection therewith (the “Termination Letter”). Pursuant to the Termination Letter, (i) each of the loan documents in connection with the Bridge Facility, (ii) the Commitment Letter dated as of May 16, 2022 among Bank of America, N.A. (“Bank of America”), the Joint Lead Arrangers and Bookrunners and the Company and (iii) the Engagement Letter dated as of May 16, 2022 among Bank of America, BofA Securities, JPMorgan Securities, Morgan Stanley & Co and the Company, were terminated and all outstanding obligations owed by the Company thereunder were paid in full in the amount of $5,719,426.58.

Senior Notes Amendment

See “Item 4.A. Company Information—History and Development of the Company—Senior Notes Offering” for a summary of the NPA Amendment, which was entered into in November 2022.

Changes in Board of Directors

On January 19, 2023, Mr. Alejandro Weinstein resigned from the Company’s Board of Directors, effective immediately. In connection with Mr. Weinstein’s resignation, Mr. Weinstein also resigned from his position as a member and Chairman of the M&A Committee of the Board (the “M&A Committee”). In connection with Mr. Weinstein’s resignation, and pursuant to the nomination rights of Hoche under the Nomination Agreement, the Board appointed Alberto Eguiguren Correa as a Director to fill the vacancy created by Mr. Weinstein’s resignation, effective immediately for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ended December 31, 2022 (which corresponds to the duration of mandate of Mr. Weinstein). The Board determined that Mr. Eguiguren met the definition of “independent director” for purposes of serving on the Board under applicable Nasdaq Stock Market rules. In addition, in connection with Mr. Weinstein’s resignation from the M&A Committee, the Board appointed existing director José Minski as Chair of the M&A Committee.

On February 13, 2023, Mr. Daniel Fink resigned from the Board, effective immediately. In connection with Mr. Fink’s resignation, Mr. Fink also resigned from his position as a member of the Audit Committee of the Board (the “Audit Committee”). Mr. Fink will continue as a Board Observer to the Board. In connection with Mr. Fink’s resignation, the Board appointed Mr. Alejandro Weinstein as a Director to fill the vacancy in the Board created by Mr. Fink’s resignation, effective immediately for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ended December 31, 2022 (which corresponds to the duration of mandate of Mr. Fink). The Board determined that Mr. Weinstein met the definition of an “independent director” for purposes of serving on the Board under applicable Nasdaq Stock Market rules. In addition, in connection with Mr. Fink’s resignation from the Audit Committee, the Board appointed existing director Kyle Bransfield as a member of the Audit Committee.

CEO Succession Planning

On February 13, 2023, Procaps Chief Executive Officer Ruben Minski announced his expectation to transition from his role as CEO to Executive Chairman of the Company in early 2024. The Nominating Committee of the Board is leading the succession planning process and is forming a search committee to proactively manage the selection and transition process. Mr. Minski will work with the rest of the Board to ensure the successful identification of a successor CEO.

Certain Debt Waivers

On March 31, 2023, we entered into the Waiver Agreement (the “NPA Waiver Agreement”), by and among, the Company, in its capacity as the parent guarantor, Procaps S.A., in its capacity as the issuer of the Senior Notes, the subsidiary guarantors named therein, and each of the holders (the “Noteholders”) of the Senior Notes relating to NPA. On March 28, 2023, we entered into the Waiver Agreement with respect to certain other indebtedness (the “Additional Loan Agreement”). In addition, on May 2, 2023, we entered into the Waiver Agreement (the “Syndicated Loan Waiver Agreement”), by and among Procaps S.A., in its capacity as obligor, the subsidiary co-obligors and guarantors named therein, the lenders named therein and Fiduciaria Bancolombia S.A., as administrative agent (the “Administrative Agent”) relating to Syndicated Loan (as defined herein). The three waivers are herein after referred to as the “Waivers”.

The applicable parties under the Waivers waived (i) our noncompliance with certain financial ratio covenants under the Note Purchase Agreement, Syndicated Loan and Additional Loan Agreement, as applicable, as of, and for the year ended, December 31, 2022 In addition, the applicable parties under the Waivers agreed to prospectively waive, as applicable, any noncompliance with these certain financial ratio covenants for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023, provided that we meet certain agreed upon adjusted ratio thresholds as specified in each Waiver under the applicable financial ratio covenants.

For additional information with respect to the Waivers, please see Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

New product sales for the year ended December 31, 2022 totaled $111.0 million in net revenues, accounting for approximately 27.1% of our net revenue for the period, and for the year ended December 31, 2021, totaled $96.3 million in net revenue, accounting for approximately 23.5% of our net revenue for the period.

The table below sets forth the number of new product applications, and of applications of certain products developed that have not yet been commercialized, that have been approved per jurisdiction and regulatory agency for the years ended December 31, 2022, 2021 and 2020.

	Number of product applications approved for the year ended December 31,
Jurisdiction/Regulatory Agency	2022	2021	2020
Bolivia (AGEMED)	14	6	3
Brazil (ANVISA)	0	1	1
Colombia (INVIMA)	24	29	10
Costa Rica (Health Ministry)	6	3	4
Ecuador (ARSCA)	30	8	14
El Salvador (DNM)	21	20	14
Guatemala (Ministry of Public Health and Social Assistance)	24	32	10
Honduras (ARSA)	26	21	16
Mexico (COFEPRIS)	1	0	0
Nicaragua (Health Ministry)	5	6	6
Panama (National Directorate of Pharmacies and Drugs)	16	8	3
Paraguay (DINAVISA)	12	0	0
Peru (DIGEMID)	14	13	2
Dominican Republic (Health Ministry)	5	13	7
Venezuela (INHRR)	4	1	5
Total	202	162	95

As of December 31, 2022, we had over 179 drug registrations pending approval.

Products and Services

iCDMO — NextGel (Softigel brand)

Our NextGel business segment, operated under our Softigel Sofgen, Softcaps and Funtrition brands, is the iCDMO arm of Procaps which offers services specializing in development and manufacturing in Softgel and related technologies, and operates globally in the B-to-B market, more specifically in Brazil, Colombia and the United States. We are the top Softgel manufacturer in South and Central America and top five in the world in terms of Softgel production capacity, according to an independent third-party industry analysis report. The iCDMO agreements with our top-tier customers range from five to ten-year terms. Our NextGel business segment has over 130 clients across more than 50 countries and the key products that we manufacture in this segment include Softgel pharmaceutical products such as Advil, Apronax Liquidgels, multivitamins, Vitamin D and Dolex ActivGel.

Through our iCDMO brands, we provide formulation, development, and manufacturing services for Softgel related technologies and gummy technologies for the global pharmaceutical and consumer health and nutraceutical markets and supporting ancillary services.

Our Softgel technology was first commercialized in 1978 with the launch of our Dolofen brand, and we have continually enhanced the platform since then. Softgel capsules are used in a broad range of customer products, including Rx drugs, OTC medications, dietary supplements, unit-dose cosmetics, and animal health medicinal preparations. Softgel capsules encapsulate liquid, paste, or oil-based formulations of active compounds in solution or suspension within an outer shell. In the manufacturing process, the capsules are formed, filled, and sealed simultaneously. We typically perform encapsulation for a product within one of our Softgel manufacturing facilities, with active ingredients provided by customers or sourced directly by us. Softgels have historically been used to solve formulation challenges or technical issues for a specific drug, to help improve the clinical performance of compounds, to provide exact doses, to provide important market differentiation, particularly for OTC medications, and to provide safe handling of hormonal, highly potent, and cytotoxic drugs. We also participate in the Softgel vitamin, mineral, and supplement business in selected regions around the world.

Our principal Softgel technologies include Unigel, Versagel, Chewgels, and G-tabs:

Unigel: a smart Softgel capsule technology which incorporates other delivery systems such as tablets, capsules, microgranules or pellets into one single Softgel capsule. Our Unigel capsules combine two different active pharmaceutical ingredients (“API”) that were not previously compatible in a tablet dosage form, by use of a barrier that avoids permeation from the liquid phase into the tablet core without affecting the dissolution rate of the API contained in this dosage form, encapsulating a smaller tablet into a Softgel capsule.

Versagel: versatile plant-based Softgel shell, that allowed us to extend the Softgel dose form to a broader range of active ingredients that due to their natural potential of hydrogen (PH) levels, are impossible to encapsule in more traditional gelatin, and serve patient/consumer populations that were previously inaccessible due to religious, dietary, or cultural preferences.

Chewgels: a chewable Softgel capsule technology providing a new solution for children and consumers who have difficulty swallowing standard Softgel capsules.

G-tabs: gelatin coated tablets that are easy to swallow, and we believe, based on current technology, to be impossible to counterfeit. G-tabs are coated with one- or two-toned color gelatin (which can be printed on not printed) and helps mask unpleasant odors and flavors. In addition, our G-tabs technology helps enhance product stability, provides protection for photosensitive pharmaceutical ingredients, reduces degradation due to exposure to air, and is available in a variety of shapes and colors.

Products

The table below sets forth our primary Softigel products by category and the percentage of the NextGel segment’s gross revenue attributed to the sale of such product for the years ended December 31, 2022 and 2021.

		Percentage of NextGel’s gross revenues for the year ended December 31,
Softigel Product	Category	2022	2021
Gummies	Food/Supplements	23%	23%
Advil	Analgesics	11%	17%
Isotretinoin	Skin Care	5%	7%
Progesterone	Hormonal	3%	5%
Umbral	Analgesics	3%	1%

Our NextGel segment launched more than 50 new products in 2022, most notably Kyzatrex (prescription testosterone softgel), OLLY Collagen and Fiber rings (gummies) Brainiac Gummies, Ogestan Plus (Multivitamin Softgels), Benet Man & Woman Unigels, D´Vida Max (Vitamin D Softgels), Prenavit DHA Softgels, Umbramil G-Tabs, and 49 new products in 2021, most notably Eye Mojo gummies, Turmeric gummies, Zinc gummies, No Filter sleep gummies, Mulgatol, Deferol and Fortzkink gummies, Feminis DHA, Provicta D, Ogestan Blues, Vidyn D3, Nutragesta, Novagesic, Lemoflu, Benet Man & Woman MultiVitamin, and over 45 new products in 2020, most notably Quelatus gest (prenatal multivitamins), Vitamin D3, Lufbem (Simeticona), Agar immunity gummy, Agar sleep gummy, and Agar stress gummy.

Marketing and Sales

The table below sets forth our primary customers for our iCDMO Softgel technology, including percentage of sales for the years ended December 31, 2022 and 2021 and average relationship years by category.

	Percentage of NextGel Segment Sales for the year ended December 31,		Average Relationship
Category	2022	2021	Years(1)	Selected Clients
Big Pharma(2)	22%	26%	19	Bayer, Abbott, Haleon, P&G, Sanofi,
Regional Pharma(3)	23%	52%	9	Eurofarma, Biolab, Roemmers, PharmaScience, Liomont, Consilient Health and Hypera Pharma
Large Suppliers(4)	54%	22%	10	Amway, Unilever and Nestlé

(1)	Average relationship years is based on revenue weighted average.

(2)	Consists of pharmaceutical companies that have a global presence and are among the top 30 worldwide in terms of revenues.

(3)	Consists of pharmaceutical companies that have a presence in more than three countries and are among the top 20 in such markets in terms of revenues.

(4)	Consists of organizations within the Vitamins, Minerals and Supplements categories that are not pharmaceutical companies.

We seek to establish customer loyalty through superior customer service by providing a comprehensive assortment of high-quality products; timely processing, shipment and delivery of orders; assistance in managing customer inventories; and support in managing and building the customer’s store brand business.

We are specialized in advanced oral drug delivery technologies, particularly Softgel capsules providing integrated, end-to-end solutions from development to delivery by working closely with customers providing “Idea to Market” solutions, from the initial conception of a product idea to marketing strategy, sales team training and promotional plans. As a value-added service to product development, we provide sales and marketing assistance for customers that are not familiar with the pharmaceutical industry, or have a limited presence, in Latin America. In addition to pharmaceutical clients, our NextGel segment works closely with consumer healthcare and supplement companies on the development and commercialization of nutritional and health supplements in novel formats.

The sales efforts for our NextGel segment are focused on assisting and participating in worldwide tradeshows and key industry events for the CDMO segment (such as CPhI Worldwide, Vitafoods Europe and Supply Side West), as well as by strengthening existing relationships with our B-to-B client base.

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

Competition

The market for CDMO services is highly competitive. Our primary competitors in this area include Catalent, Aenova and Patheon. Procaps is the number one Softgel manufacturer in South and Central America and top five in the world in terms of Softgel production capacity, according to an independent third-party industry analysis report of 2019.

Rx Pharmaceutical Products — Farma Procaps and Clinical Specialties

Our Rx product line comprises the Farma Procaps and the Clinical Specialties brands/business units, and forms part of three of Procaps’ business segments; Procaps Colombia, CAN and CASAND. For more information on our business segments, see Item 5.A of this Annual Report under the heading “Operating Results––Business Segments.”

Farma Procaps formulates, manufactures and markets branded prescription drugs. It represents a high growth portfolio that focuses on nine therapeutic areas (feminine care products, pain relief, skin care, digestive health, growth and development, cardiology, vision care, central nervous system and respiratory).

Clinical Specialties is a leading provider of high-complexity care treatments to private institutions in the region. Its diverse product portfolio, targets various in-demand therapeutic areas and develops, manufactures and markets personal protective equipment, high-complexity drugs for hospital use such as antibiotic, blood clot, immunosuppressant, oncology and analgesics products.

Products

The table below sets forth our primary Farma Procaps products by category and the percentage of Farma Procaps’ gross revenue attributed to the sale of such product for the years ended December 31, 2022 and 2021.

		Percentage of Farma Procaps’ gross revenues for the year ended December 31,
Farma Procaps Product	Category	2022	2021
Citragel	Feminine Care	6%	6%
Isoface	Skin Care	6%	7%
Gestavit Dha	Feminine Care	6%	6%
Ezolium	Digestive Health	5%	5%
Betaduo	Pain	5%	5 4%

The table below sets forth our primary Clinical Specialties products by category and the percentage of Clinical Specialties’ gross revenue attributed to the sale of such product for the year ended December 31, 2022 and 2021.

		Percentage of Clinical Specialties’ gross revenues for the year ended December 31,
Clinical Specialties Product	Category	2022	2021
Clenox	Blood clot	43%	54%
Hypodermic needles	Hypodermic	14%	10%
Aludel	Oncology	8%	-
Tapectam	Antibiotic	7%	6%
Merobac	Antibiotic	5%	7%

We launched a number of new Rx products during the year ended December 31, 2022, most notably Aludel an oncological drug, antibiotics such as Amoxicillin and Ampicillin, and a new reference drug Mentsii. During the year ended December 31, 2022, new product sales of our Rx products were $38.4 million, representing 18% of the segment’s total sales. During the year ended December 31, 2021, we launched a number of new Rx products most notably Nutrigel, Deferol and Mabal. During the year ended December 31, 2021, new product sales of our Rx products were $45.3 million, representing 21% of the segment’s total sales.

The table below sets forth the number of Rx drug applications approved per jurisdiction and regulatory agency for the years ended December 31, 2022, 2021 and 2020.

	Number of Rx drug applications approved for the year ended December 31,
Jurisdiction/Regulatory Agency	2022	2021	2020
Bolivia (AGEMED)	4	3	3
Brazil (ANVISA)	—	—	1
Colombia (INVIMA)	5	11	9
Costa Rica (Health Ministry)	3	—	4
Ecuador (ARSCA)	9	5	11
El Salvador (DNM)	7	6	11
Guatemala (Ministry of Public Health and Social Assistance)	8	17	5
Honduras (ARSA)	4	6	11
Nicaragua (Health Ministry)	3	2	3
Panama (National Directorate of Pharmacies and Drugs)	8	—	3
Paraguay (DINAVISA)	12	—	—
Peru (DIGEMID)	6	2	1
Dominican Republic (Health Ministry)	4	10	6
Venezuela (INHRR)	2	1	5
Total	75	63	73

As of December 31, 2022, we had 94 Rx drug applications pending approval.

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

Competition

The market for Rx pharmaceutical products is subject to intense competition from generic drug manufacturers, brand-name pharmaceutical companies launching their own or generic version of their branded products (known as an authorized generic), manufacturers of branded drug products that continue to produce those products after patent expirations, and manufacturers of therapeutically similar drugs. Among our primary competitors are Genfar S.A., Abbott Laboratories — Lafrancol S.A.S, Tecnoquimicas S.A., La Santé Pharmaceutique SA, Bayer AG, Glaxo Corp. and Sanofi S.A.

OTC Products — VitalCare

Our OTC product line primarily consists of the VitalCare brand/business unit, and forms part of three of Procaps’ business segments; Procaps Colombia, CAN and CASAND. For more information on our business segments, see Item 5.A under the heading “Operating Results––Business Segments” in this Annual Report.

VitalCare develops, manufactures and markets OTC consumer healthcare products through an extensive portfolio focused on over eight high-prevalence therapeutic areas (including gastrointestinal, skin care, cough and cold, analgesics, urological, and vitamin, minerals and supplements) at what we believe to be accessible and appealing price points. Our Colmed OTC product line, which is part of our VitalCare business unit, consists of products in the following categories: antibiotics, anti-infective, anti-parasitic, cardiovascular, feminine care, cutaneous antimycotic, pain killers, gastrointestinal, hormonals, metabolic, endocrine, nervous system, ophthalmic, osteoarticular, respiratory, diet supplements and vitamins and minerals.

We market and sell our OTC products in the following key regional markets: Bolivia, Colombia, Costa Rica, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Panama, Peru, and the United States.

Products

The table below sets forth our primary VitalCare OTC products by category and the percentage of the VitalCare’s gross revenue attributed to the sale of such product for the year ended December 31, 2022 and 2021.

		Percentage of VitalCare’s gross revenues for the year ended December 31,
VitalCare Product	Category	2022	2021
Artribion	Pain Relief	7%	8%
Esomeprazole	Gastrointestinal	7%	6%
Vitamin E	Vitamins	4%	4%
Orlistat	Metabolic	3%	4%
Foskrol	Vitamins	3%	3%

We launched a number of new OTC products during the year ended December 31, 2022, most notably Deferol K, as well as line extensions for our brands Dolofen, Gummivit and PROCAPS multivitamins+minerals. During the year ended December 31, 2022, new product sales of our OTC products were $13.0 million, representing 15% of the segment’s total sales. During the year ended December 31, 2021, we launched several new OTC products, most notably Minoxidil and Betahistina. During the year ended December 31, 2021, new product sales of our OTC products were $10.3 million, representing 12% of the segment’s total sales.

The table below sets forth the number of OTC drug applications approved per jurisdiction and regulatory agency for the years ended December 31, 2022, 2021 and 2020.

	Number of OTC drug applications approved for the year ended December 31,
Jurisdiction/Regulatory Agency	2022	2021	2020
Aruba (Health Ministry)	-	1	-
Bolivia (AGEMED)	-	1	-
Colombia (INVIMA)	3	2	1
Ecuador (ARSCA)	4	-	3
El Salvador (DNM)	8	2	3
Guatemala (Ministry of Public Health and Social Assistance)	3	7	2
Honduras (ARSA)	2	6	5
Nicaragua (Health Ministry)	2	4	3
Panama (National Directorate of Pharmacies and Drugs)	1	-	-
Peru (DIGEMID)	-	-	1
Dominican Republic (Health Ministry)	-	1	1
Venezuela (INHRR)	2
Total	25	24	19

As of December 31, 2022, we had 8 OTC drug applications pending approval.

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

Competition

The markets for our OTC products are highly competitive and differ for each product line and geographic region. Our primary competitors include manufacturers, such as GlaxoSmithKline plc, Bayer AG, Sanofi S.A., Tecnoquimicas S.A., Pfizer Inc., Lafrancol S.A.S, Genomma Lab Internacional S.A.B. de C.V., McKesson Corporation, The Procter & Gamble Company and Abbott Laboratories, among others. The various major categories of our OTC products each have certain key competitors, such that a competitor generally does not compete across all product lines. However, some competitors do have larger sales volumes in certain of our categories. Additionally, national brand companies tend to have more resources committed to marketing their products and could in the future manufacture store brand versions of their products at lower prices than their national brand products. Competition is based on a variety of factors, including price, quality, assortment of products, customer service, marketing support, and approvals for new products. See Item 3.D of this Annual Report under the heading “Risk Factors—Risks Related to our Industry—We participate in a highly competitive market, and increased competition may adversely affect our business, financial condition and results of operations.”

Diabetrics Solutions

With approximately 7% of the global population living with diabetes and 11.5% of global health expenditures spent on diabetes each year, we believe our Diabetrics business segment, which is comprised of our Diabetrics brand/business unit, is an attractive regional B-to-C diabetes-focused treatment and management platform that focuses primarily on the Colombian market. It has a unique business model when compared to our competitors, as it aims to cover the full spectrum of needs of patients with diabetes by providing products and services such as blood glucose meters, telemonitoring, Rx oral anti-diabetics products, cosmeceuticals (cosmetics that have medicinal properties for diabetic care), insulin delivery systems and other diabetes solutions.

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

Products

The table below sets forth our primary Diabetrics products by category and the percentage of the Diabetrics segment’s gross revenue attributed to the sale of such product for the year ended December 31, 2022 and 2021.

		Percentage of Diabetrics’ gross revenues for the year ended December 31,
Diabetrics Product	Category	2022	2021
Glucoquick(1)	Blood Glucose Monitor	46%	42%
Predial Lex	Rx oral anti-diabetics	10%	17%
Glucoquick Agujas	Insulin Delivery Systems	15%	16%
GMet	Rx oral anti-diabetics	9%	10%
Lipotic	Rx oral anti-diabetics	7%	4%

(1)	Includes all Glucoquick blood glucose monitor family products.

We launched two new Diabetrics products during the year ended December 31, 2022, Dermatonics and Diabetes Prevent. During the year-ended December 31, 2022, new product sales in the Diabetrics segment did not represent a meaningful portion of the segment’s total sales. During the year ended December 31, 2021, we launched several new Diabetrics products, most notably insulin Glaritus (Glargine Insulin) and Tiras Diamond (BGMs). During the year ended December 31, 2021, new product sales in the Diabetrics segments were $4.3 million, representing 15% of the segment’s total sales.

During the year ended December 31, 2022, we received approval from INVIMA for four Diabetrics products and 33 in other countries. During the year ended December 31, 2021, we received approval from INVIMA for six Diabetrics products. As of December 31, 2022, we had 30 Diabetrics products pending approval.

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

Manufacturing and Distribution

We currently operate eight manufacturing facilities in Colombia, Brazil, El Salvador, and the United States and sales offices throughout 13 different countries, which coordinate the sale of our products globally.

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

Procaps Barranquilla — Barranquilla, Colombia

Our Procaps Barranquilla manufacturing facility is located in Barranquilla Colombia, with approximately 35,200 square meters of total built area and approximately 8,200 square meters of manufacturing plant floor space. This is our primary manufacturing facility and it was the first FDA-approved Rx pharmaceutical plant in South America and Central America. This facility produces products associated with our Softigel, Farma Procaps and VitalCare brands, including Softgel capsules, hormonal soft capsules, nutritional products, tablets, powders, blisters, liquids and hard capsule products. The installed capacity of this facility is approximately 3 billion units of Softgel, 530 million units of tablets, 100 million units of hormonal products, 73 million units of capsules, and 27 million units of other forms per year.

Our Procaps Barranquilla manufacturing facility is certified by the FDA, Good Manufacturing Practices (Buenas Prácticas de Manufactura, “BPM”), MHRA, the Business Alliance for Secure Commerce, the Colombian Institute of Technical Standards and Certification (Instituto Colombiano de Normas Técnicas y Certificación, or “ICONTEC”), ANVISA, Cofepris, Health Canada and ISO under its 14000 standard.

Rymco — Barranquilla, Colombia

Our Rymco manufacturing facility is located in Barranquilla, Colombia on an approximately 10,300 square meter lot, with approximately 11,650 square meters of floor space. This facility was acquired as part of Procaps’ acquisition of Rymco S.A. in 2015 and currently produces products associated with our Clinical Specialties brand, including single-use medical products such as syringes, needles, infusion equipment, face masks, and surgical clothing (personal protective equipment). The installed capacity of this facility is approximately 430 million units per year.

Our Rymco manufacturing facility is certified by Argentine National Administration of Drugs, Foods and Medical Devices (Administración Nacional de Medicamentos, Alimentos y Tecnología Médica), ISO under its 13485 medical standard and TÜV SÜD America.

Funtrition — Bogotá, Colombia

Our Funtrition manufacturing facility is located in Bogotá, Colombia, on an approximately 2,900 square meter lot, with approximately 1,400 square meters of floor space. This facility produces products associated with our Softigel brand, including gummies related technologies for OTC products and nutraceuticals. The installed capacity of this facility is approximately 960 million units per year.

Our Funtrition manufacturing facility is certified by INVIMA.

Pharmayect — Bogotá, Colombia

Our Pharmayect manufacturing facility is located in Bogotá, Colombia, on a 18,700 square meter lot, with approximately 13,070 square meters of floor space. This facility produces associated with our Clinical Specialties brand, including syringes, injection vials, sterilized powder products, blisters and vials. The installed capacity of this facility is approximately 138 million units per year.

Our Phamayect manufacturing facility is certified by BPM, ISO under its 9001-2015 standard and ICONTEC.

Softcaps — São Paulo, Brazil

Our Softcaps manufacturing facility is located in an industrial complex in the city of Cotia, state of São Paulo in Brazil, on a 9,034 square meter lot, with approximately 5,560 square meters of floor space. There are two buildings; one includes the administrative offices, warehouse and quality control laboratory and the other includes the production areas and cafeteria. This facility produces products associated with our Softigel brand, including Softgel capsule products. The installed capacity of this facility is approximately 2 billion units per year.

Our Softcaps manufacturing facility is certified by ANVISA.

The operating license (licença de operação) in connection with the warehouse and quality control laboratory located at our Softgel manufacturing facility was denied, however, such facilities are still being permitted to operate by the State of São Paulo’s Environmental Agency (Companhia Ambiental do Estado de São Paulo, or “CETESB”). For more information, see Item 8.A under the heading “Legal Proceedings—Operating License” below.

Procaps SA de CV — El Salvador

Our Procaps SA de CV, which include both the Procaps Salvador, S.A. de C.V. (formerly Laboratorios López) and Biokemical S.A. de C.V. manufacturing plants, is located in San Salvador, El Salvador, on an approximately 20,270 square meter lot, with approximately 7,950 square meters of floor space. This facility was acquired as part of Procaps’ acquisition of Laboratorios López and Biokemical S.A. de C.V. in 2014 and currently produces products associated with our Farma Procaps and VitalCare brands, including multiple dosage form products. The installed capacity of this facility is approximately 218 million units per year.

Our Procaps SA de CV manufacturing facility is certified by DNM.

Sofgen Facility – West Palm Beach

On December 31, 2021, we completed the acquisition of an 86,000 square feet pharmaceutical production facility located in West Palm Beach, Florida from Strides Pharma, Inc. The newly acquired facility, which began operations in May 2022, has an annual production capacity of approximately 1.8 billion capsules per year. In addition, this facility also has development and analytical testing capabilities. The primary assets included in the acquisition were several Softgel encapsulation lines, critical support systems, automated packaging line capabilities, as well as development facilities including pilot and scale up capabilities.

Distribution and Logistics

Our logistics team is centralized by line of business in order to enable us to better capture the synergies of our businesses and maintain our operational focus. They operate throughout all countries in which we have a presence and assist us with the transportation of our products.

We use a network of third-party transportation companies for customized services, which are regulated by INVIMA, ANVISA, the International Air Transport Association, World Customs Organization (Organización Mundial de Aduanas), the International Chamber of Shipping and other applicable regulatory agencies where we operate.

Our products are stored in self-owned storages in Barranquilla in Colombia, El Salvador and Brazil, and with third-party storage facilities that meet all of the requirements of our products in terms of space and environmental conditions.

Raw Materials and Material Sourcing

Affordable, high-quality raw materials and packaging components are essential to all of our business segments due to the nature of the products we manufacture. We use a broad and diverse range of raw materials in the design, development, and manufacturing of our products. This includes, but is not limited to, key materials such as gelatin, starch and iota carrageenan for our Softgel products, packaging films for our Rx and OTC products, and glass vials and syringes for injectable fill-finish for certain of our Rx and Diabetrics products. The raw materials that we use are sourced externally on a global basis and are generally available from multiple suppliers. Supplies of certain raw materials and product delivery systems may be more limited, as they are available from one or only a few suppliers and may require extensive compatibility testing before we can use them. For more information on the risks associated with the raw materials we use and their sourcing, please see Item 3.D of this Annual Report under the heading “Risk Factors—Risks Related to Product Development and Manufacturing—Our future results of operations are subject to fluctuations in the costs, availability, and suitability of the components of the products we manufacture, including active pharmaceutical ingredients, excipients, purchased components, and raw materials. In addition, the global supply chain crisis may interfere with the operations of certain of our direct or indirect suppliers or with international trade for these supplies, which could raise our costs or reduce the productivity or slow the timing of our operations, which could have a material adverse effect on our business, financial condition and results of operations.”

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

We work very closely with our suppliers to assure continuity of supply while maintaining excellence in material quality and reliability. We continually evaluate alternate sources of supply, although we do not frequently pursue regulatory qualification of alternative sources for key raw materials due to the strength of our existing supplier relationships, the reliability of our current supplier base, and the time and expense associated with the regulatory process. Although a change in suppliers could require significant effort or investment by us in circumstances where the items supplied are integral to the performance of our products or incorporate specialized material such as gelatin, we do not believe that the loss of any existing supply arrangement would have a material adverse effect on our business. See Item 3.D of this Annual Report under the heading “Risk Factors—Risks Related to Product Development and Manufacturing —Our future results of operations are subject to fluctuations in the costs, availability, and suitability of the components of the products we manufacture, including active pharmaceutical ingredients, excipients, purchased components, and raw materials. In addition, the global supply chain crisis may interfere with the operations of certain of our direct or indirect suppliers or with international trade for these supplies, which could raise our costs or reduce the productivity or slow the timing of our operations, which could have a material adverse effect on our business, financial condition and results of operations.”

Research and Development

Our R&D activities are directed primarily toward the development of new products and services, and the improvement of our manufacturing processes and delivery technologies. Our R&D platform is decentralized with research centers in Barranquilla, Colombia, Cotia, Brazil, and West Palm Beach, Florida. We employ more than 300 scientists, technicians and skilled personnel in R&D and innovation. Our main R&D operation is in the city of Barranquilla, Colombia, which employs over 300 scientists, technicians and skilled personnel in R&D and technological innovation.

Our R&D capabilities have led to the development of our Softgel proprietary delivery systems which drives our NextGel business segment and our Rx and OTC product portfolio, allowing us to focus on the development and sale of high-growth and premium pharmaceutical products which we believe are subject to less pricing pressures when compared to more generic pharmaceutical products. The NextGel business segment’s product development proposals involve a significant amount of R&D, among other efforts, which enables Procaps to apply its proprietary Softgel technologies to existing products (such as converting an existing product to a Softgel dosage form). Some of our Softgel technologies include our standard Softgel capsule; Versagel, our versatile plant-based Softgel shell; Chewgel, a chewable Softgel capsule; Unigel, a smart Softgel capsule which incorporates other delivery systems into a single Softgel capsule; and G-tabs, gelatin coated tablets that are easy to swallow and we believe, based on current technology, to be impossible to counterfeit. In addition, our R&D capabilities have allowed us to develop gummies related technologies for our Funtrition OTC products. For more information on such products and technologies, see “—Products and Services.”

Intellectual Property

Our corporate culture focuses on innovation and R&D. We rely on a combination of know-how, trade secrets, patents, copyrights, trademarks, and other intellectual property, nondisclosure and other contractual provisions, and technical measures to protect a number of our products, services, processes and intangible assets.

We have applied in Colombia, the United States and certain other countries for registration of a number of trademarks, service marks, and patents, some of which have been registered and issued, and also hold common law rights in various trademarks and service marks. As of December 31, 2022, we have been granted 42 patents and have 34 patents pending approval.

The table below sets forth the product type/technology for which our granted patents relate, the jurisdiction of registration, the expiration date and the type of patent. None of our patents listed below have been licensed from third parties or have expired.

Product Type/Technology	Type of Patent	Jurisdiction of Registration	Expiry Date
Unigel Technology	Patent	Colombia	18/07/2031
Blefadex Composition	Patent	Costa Rica	30/12/2034
Ribbon Printing (used to print capsules in a continuous process)	Utility Model	Colombia	30/07/2027
Isoface Formulation	Patent	Colombia	24/07/2023
Unigel Technology	Patent	Mexico	18/07/2031
Degassing apparatus for dissolution media in analytical process	Utility Model	Colombia	03/06/2026
Cytogel Process	Patent	Colombia	13/04/2025
Unigel Technology	Patent	Europe	18/07/2031
Unigel Technology	Patent	Colombia	18/07/2031
Ribbon Printing (used to print capsules in a continuous process)	Patent	Canada	30/07/2027
Electronic Dosage Dispensing System	Patent	United States	05/25/2023 Extended under 35 U.S.C.154 (b) by 715 days
Unigel Technology	Patent	United States	18/07/2031
Unigel Technology	Patent	United States	07/18/2031 Extended under 35 U.S.C.154 (b) by 97 days
Unigel Technology	Patent	United States	18/07/2031
Ribbon Printing (used to print capsules in a continuous process)	Patent	United States	07/30/2027 Extended under 35 U.S.C.154 (b) by 694 days
Unigel Technology	Patent	Korea	18/07/2031
Unigel Technology	Patent	Japan	18/07/2031
Blefadex Composition	Patent	Colombia	30/12/2034
Cynclor Project	Patent	United States	29/08/2034
Blefadex Composition	Patent	United States	30/12/2034
Unigel Technology	Patent	United States	18/07/2031
Blefadex Composition	Patent	Japan	30/12/2034
Laboratory-scale encapsulation device	Utility Models	Colombia	28/02/2029
Unigel Technology	Patent	Brazil	18/07/2031
Unigel Technology	Patent	Canada	18/07/2031
Blefadex Composition	Patent	Mexico	30/12/2034
Unigel Technology	Patent	Spain	18/07/2031
Unigel Technology	Patent	Germany	18/07/2031
Unigel Technology	Patent	Switzerland	18/07/2031
Unigel Technology	Patent	France	18/07/2031
Unigel Technology	Patent	United Kingdom	18/07/2031
Unigel Technology	Patent	Italy	18/07/2031
Unigel Technology	Patent	Poland	18/07/2031
Unigel Technology	Patent	Portugal	18/07/2031
Unigel Technology	Patent	Sweden	18/07/2031
Cynclor Project	Patent	United States	29/08/2034
Blefadex Composition	Patent	Brazil	30/12/2034
Capsuwash	Utility Model	Colombia	13/08/2031
Device for Gummies	Utility Model	Colombia	09/11/2031
Pooled Sample	Utility Model	Colombia	28/07/2031
Unigel Technology	Patent	DIV-Brazil	18/07/2031
Unigel Technology	Patent	DIV-Japan	18/07/2031

The table below sets forth the product type/technology for which our patent applications relate, the jurisdiction in which the registration was applied for, the application date and the type of patent.

Product Type/ Technology	Type of Patent	Jurisdiction of Registration	Filing Date/ Publication Date
Unigel Technology (Products)	Patent	United States	19/08/2019
Blefadex Composition	Patent	Ecuador	11/23/2016 12/30/2016
Blefadex Composition	Patent	Peru	06/27/2017 09/15/2017
Blefadex Composition	Patent	El Salvador	29/06/2017
Blefadex Composition	Patent	Dominican Republic	06/29/2017 06/15/2019
Blefadex Composition	Patent	Guatemala	03/07/2017
HME Technology	Patent	El Salvador	05/07/2017
HME Technology	Patent	Guatemala	05/07/2017
HME Technology	Patent	Dominican Republic	07/06/2017 11/15/2018
Blefadex Composition	Patent	Europe	07/27/2017 12/06/2017
Vegan Gummies	Patent	PCT	30/08/2019
Unigel Technology (Two Solid)	Patent	United States	13/02/2019
Unigel Technology (Device for feeding)	Patent	United States	13/02/2019
Unigel Technology (Inclined Pockets)	Patent	United States	13/02/2020
SGC Drying System	Patent	United States	01/14/2021
Ivermectin SGC Formula	Patent	PCT	30/09/2020
Face Mask	Patent	United States	30/12/2021
Face Mask	Patent	PCT	06/25/2021
Unigel Products (Diclofenac)	Patent	United States	23/07/2020
Device for Gummies	Utility Model	Colombia	11/09/2021
Ivermectin Oral Solution	Patent	PCT	30/12/2020
Unigel Technology	Patent	United States	19/03/2021
Unigel Technology	Patent	Mexico	05/11/2015 22/06/2021
Poole Sample	Utility Model	Colombia	07/28/2021
Clean Device for Soft gelatin capsules	Utility Model	Colombia	08/13/2021
Vegan Gummies	Patent	Colombia	10/22/2021
Unigel Products (Diclofenac)	Patent	PCT	09/23/2021
Vegan Gummies	Patent	Australia	14/02/2022
Vegan Gummies	Patent	Europe	03/02/2022
Vegan Gummies	Patent	United States	18/02/2022
Vegan Gummies	Patent	Korea	24/03/2022
Vegan Gummies	Patent	Japan	25/03/2022
Unigel Technology (Pre-filling system)	Patent	PCT	17/03/2022
Filled Gummies	Patent	Provisional	07/12/2022

Furthermore, as of December 31, 2022, we hold 5,415 trademarks, and 302 pending approval. Additionally, as of December 31, 2022, we have 202 drug registrations approved, with over 179 pending approval.

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

Our ESG strategy can be classified into four pillars:

1.	Fundamental: We are building a responsible and financially sustainable business that is supported by a strong governance structure, compliance with good governance standards, an ethical business culture, and risk management.

2.	Patients and Society: We are committed to providing an accessible portfolio of innovative, effective, safe, and high-quality health solutions that contribute to the well-being of society.

3.	People: Human capital is the foundation of our sustainability. We promote well-being and diversity, and are dedicated to building a vibrant and innovative culture that motivates personal and professional growth.

4.	Planet: We care for our environment and minimize the impact of our operations, products, and supply chain by focusing on responsible energy, water, and waste management.

Workforce ESG Commitments

As reflected in our Social Responsibility, Quality of Life and Integrated Management Policies, we are, and remain, committed to maintaining an environment that motivates all employees to achieve personal development (physical, mental, social and emotional), acquire new competencies, skills and abilities, and promote the proper attitudes to improve their interpersonal skills and enhance their future employment prospects in the changing and competitive market we operate. Our human development, hiring and training process includes:

●	selecting qualified personnel for each position that show potential for development and that identify with our organizational moto of “Vision, Mission, Values, Policies, Key Strategic Objectives and Structure;”

●	incorporation into our corporate culture;

●	training in processes and procedures;

●	job-specific training;

●	continuous training and educational programs on new or updated standards, and key and strategic competencies;

●	promoting activities and training to improve the health of our employees and protection from occupational risk factors; and

●

encouraging and supporting self-development, self-monitoring, individual and collective learning, and promoting continuous self-improvement.

Furthermore, we develop an annual communication plan to promote diversity and inclusion. The relations with our employees and other stakeholders are framed by ethical principles and values, as set out in our reputation and communication policy that reaches employees in all countries where we operate. We are committed to promoting gender equality. Annually, we perform a cross-countries strategy to carry out activities and deploy communications that contribute to this goal. We have identified 3 key areas in which we can strengthen equality in our work environment: female leadership, female health, and motherhood support.

Carbon Neutrality Strategy

In addition, Procaps designed a carbon neutrality strategy which we officially launched at the end of 2021. Our strategy has the goal of, among others, (i) calculating our baseline carbon footprint and comparing it to the footprint of similar businesses to identify a benchmark, (ii) identifying greenhouse gas emissions mitigation opportunities, and (iii) developing a strategy combining mitigation and offsetting to become carbon neutral by a date to be determined.

The first phase of our strategy consists of measuring the carbon footprint of our facilities. We began by measuring the carbon footprint of our Barranquilla, Colombia facility, which has the highest production volume and contribution to greenhouse gas emissions in its three scopes. The results were published in our 2021 ESG Report.

In 2022, we extended our carbon footprint measurement to our other facilities in El Salvador and Brazil. We expect to complete it in 2023, and to communicate the results in our ESG Report. We expect that this information will provide us with a full dimension of our carbon footprint for our business at this time, with the goal of allowing us to define a corporate baseline.

Based on our progress to date, we have identified opportunities that we believe are viable for the mitigation of greenhouse gas emissions, some of which are currently in progress while others are under review for inclusion in our ESG initiatives in 2023. We have classified these opportunities into three scopes:

Scope 1: (i) Replacement of refrigerant gases by less polluting alternative gases; and (ii) replacement of fire extinguishers technology.

Scope 2: (i) promote energy consumption efficiency initiatives; and (ii) renewable energy consumption projects (solar panels).

Scope 3: optimization of transport routes for raw materials and company products.

Our corporate strategy to achieve carbon neutrality is still under review. Options have been identified; however we have to calculate a complete baseline in order to be able to commit to targets and timeframes, which calculation remains ongoing. Once we have the corporate baseline, we intend to define reduction and compensation goals in order to approve our commitment.

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

In addition to approvals from ANVISA, we also require the approval of CETESB, an agency of the government of the State of São Paulo responsible for the control, inspection, monitoring and licensing of activities that generate pollution, to operate our facilities in Brazil. CETESB is responsible for granting operating licenses for our facilities and carries out frequent inspections to assess whether there have been any changes to the environmental impact caused by our activities. For information on current regulatory proceedings involving CETESB, please see Item 8.A under the heading “Legal Proceedings—Operating License.”

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

The costs associated with our continued compliance with the various applicable federal, state, local, national and transnational regulations to which we are subject could be significant, and the failure to comply with such legal requirements could have an adverse effect on our results of operations and financial condition. See Item 3.D under the heading “Risk Factors—Risks Related to Laws and Regulations—Failure to comply with existing and future regulatory requirements could adversely affect our business, financial condition and results of operations, or result in claims from customers” in this Annual Report for additional discussion of the costs associated with complying with the various regulations.

For the years ended December 31, 2022, 2021 and 2020, we were subject to three regulatory audits by INVIMA and the Saudi Arabia Food and Drug Administration, all of which were successfully completed.

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

2022 Colombian Tax Reform Bill

On December 13, 2022, the Colombian President Gustavo Petro enacted Law 2277 of 2022 (available in Spanish only), which contains the tax reform proposals previously approved by congress. The purpose of the amendments is to promote equality and social justice, as well as to consolidate adjustments to the tax system. These tax measures include, among other things:

1.	Corporate Income Tax (CIT) rate to remain unchanged at 35%. However, a new net tax rate (TDD per its acronym in Spanish) will be introduced, under which Colombian companies, including free trade zone users, will be subject to a minimum 15% effective tax rate, calculated based on financial net profit, in accordance with the OECD Pillar Two global minimum tax rules.

2.	CIT rate for qualified FTZ companies to remain at 20% subject to an annual exportation requirement.

3.	Certain non-taxable income items, special deductions, exempt income and tax credits to be capped at 3% of the taxpayer’s net income before these detractions.

4.	The capital gains tax rate to rise to 15% (from 10%).

5.	The tax credit provided in article 256 of the Tax Code for investment in research and development, as determined by the National Council of Science and Technology Tax Benefits, will be increased to 30% (from 25%). However, expenses related to the investment covered by the tax credit no longer will be deductible. The tax credit currently is not covered by the 3% cap on tax benefits, but the increased credit will be subject to the cap.

6.	The following non-taxable items to become subject to CIT:

a.	Profits on the sale of listed shares on the Colombian Exchange Market (currently available when shares held by a single individual and do not represent more than 10% of the total outstanding shares

b.	Profits on the trading of financial derivatives the underlying assets of which are listed shares, index, funds or collective portfolios.

c.	Dividends distributed in shares or capitalization of the revaluation account.

d.	The distribution in shares or capitalization of the profits that surpass the threshold of non-taxable income as set out at Sections 48 and 49 of the CTC.

e.	Yields from security bonds.

7.	ICA (municipal tax) tax to become deductible instead of creditable at 50% against CIT.

8.	The following items of exempt incomes to become taxable:

● Orange economy, ● Productivity incentives for the agricultural industry. ●VIS housing and priority interest, ● New forest plantations, ● River transport services, ● Literary creations and, ● Cinematography.

9.	The mega-investment regime to be repealed.

10.	Effective Place of Management rules to broaden to consider day to day activities in Colombia as opposed to testing only the place where decisive and key decisions are taken.

11.	A new form of tax presence for non-residents to apply for a significant economic presence in Colombia, subject to revenue threshold, use of co. domains or number of customers in the country. WHT to apply at 20% subject to regulations to define how and when for B2C sales.

12.	Dividend tax for non residents to rise from 10% to 20%. The withholding tax rate on dividends paid by Colombian companies to Colombian resident entities out of profits taxed at the corporate level will be increased to 10% (from 7.5%).

13.	Dividends received by individuals to be taxed at the general rate of up to 39%.

14.	A wealth tax of up to 1% to apply to individuals and non-resident companies who are not CIT filers and provided net equity exceeds over USD 700,000.

15.	A tax on single-use plastic products for packing to be introduced. Certain exemptions to apply for waste and the like.

16.	A tax on the consumption of ultra-processed sweetened beverages to be introduced.

17.	A 10% tax on the consumption of ultra-processed food products with a high content of added sugars, to be introduced.

This information provides an overview of the most significant amendments under the new act. Most changes will enter into force as from the date of enactment of the legislation; however, some changes that alter substantial matters concerning periodic taxes became effective on January 1, 2023, and certain other provisions become effective on a date specified in the legislation.

We are evaluating the potential impact of the 2022 Colombia Tax Reform on our business, financial condition and results of operations. We cannot anticipate the impact that the 2022 Colombia Tax Reform may have, nor the measures that could be adopted by the current administration in order to meet its financial obligations, which might negatively affect Colombian’s economy and, in turn, our business, financial condition and results of operations.

Quality Assurance

We are committed to ensuring and maintaining the highest standard of regulatory compliance while providing high quality products to our customers. To meet these commitments, we have developed and implemented a company-wide quality management system. We have approximately 670 employees focusing on quality and regulatory compliance. Our senior management team is actively involved in setting quality policies and standards, as well as managing internal and external quality performance. Our quality assurance department provides quality leadership and supervises our quality systems programs. An internal audit program monitors compliance with applicable regulations, standards, and internal policies. In addition, our facilities are subject to periodic inspection by the INVIMA, ANVISA, the FDA, and other equivalent local, state, and foreign regulatory authorities, as applicable, as well as IFC. All INVIMA, ANVISA, FDA and other regulatory inspectional observations have been resolved or are on track to be completed at the prescribed timeframe provided in commitments to the applicable agency in all material respects. We believe that our operations are in compliance in all material respects with the regulations under which our facilities are governed.

Environmental Matters

Our operations are subject to a variety of environmental, health, and safety laws and regulations, including those of the Colombian Ministry of Environment and Sustainable Development (Ministerio de Ambiente y Desarrollo Sostenible), the Brazilian Institute of the Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), the U.S. Environmental Protection Agency (EPA), Ministry of Environment and Natural Resources (Ministerio de Ambiente y Recursos Naturales) from El Salvador, and equivalent state, local and national regulatory agencies in each jurisdiction in which we operate.

These laws and regulations govern, among other things, air emissions, wastewater discharges, the use, handling, and disposal of hazardous substances and wastes, soil and groundwater contamination, and employee health and safety. Our manufacturing facilities use, in varying degrees, hazardous substances in their processes.

We believe that our operations are in compliance in all material respects with the environment, health, and safety regulations applicable to our facilities. Additionally, we are required to comply with IFC’s Performance Standards on Social & Environmental Sustainability, among other requirements. For more information, see “—Corporate Responsibilities and Environmental, Social, and Governance (ESG).”

C. ORGANIZATIONAL STRUCTURE

The following diagram reflects a simplified summary of our organizational structure as May 1, 2023:

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

A. OPERATING RESULTS

Overview

For an overview of our business, see Item 4.B “Overview” of this Annual Report.

Business Segments

NextGel

Our NextGel business segment, operated under our Softigel, Sofgen, Softcaps and Funtrition brands, is the iCDMO arm of Procaps which offers services specializing in development and manufacturing in Softgel and related technologies, and operates globally in the B-to-B market, more specifically in Brazil, Colombia and the United States. We are the top Softgel manufacturer in South and Central America and top five in the world in terms of Softgel production capacity, according to an independent third-party industry analysis report. The iCDMO agreements with our top-tier customers range from five to ten-year terms. Our NextGel business segment has over 130 clients across more than 35 countries and the key products that we manufacture in this segment includes Softgel pharmaceutical products such as Advil, Apronax Liquidgels, multivitamins, Vitamin D and Dolex ActivGel.

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

Clinical Specialties is a leading provider of high-complexity care treatments to private institutions regionally. Its diverse product portfolio, targets various in-demand therapeutic areas and develops, manufactures and markets personal protective equipment, high-complexity drugs for hospital use such as antibiotic, blood clot, immunosuppressant, oncology and analgesics products.

OTC Product Line

Our OTC product line primarily consists of the VitalCare brand/business unit. VitalCare develops, manufactures and markets OTC consumer healthcare products through an extensive portfolio focused on over eight high-prevalence therapeutic areas (including gastrointestinal, skin care, cough and cold, analgesics, urological, and vitamin, minerals and supplements) at what we believe to be accessible and appealing price points. Our Colmed OTC product line, which is part of our VitalCare business unit, consists of products in the following categories: antibiotics, anti-infective, anti-parasitic, cardiovascular, feminine care, cutaneous antimycotic, pain killers, gastrointestinal, hormonals, metabolic, endocrine, nervous system, ophthalmic, osteoarticular, respiratory, diet supplements and vitamins and minerals.

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

Diabetrics

Our Diabetrics business segment is comprised of our Diabetrics brand/business unit, and we believe is an attractive regional B-to-C diabetes-focused treatment and management platform that focuses primarily on the Colombian market. It has a unique business model when compared to our competitors, as it aims to cover the full spectrum of needs of patients with diabetes by providing products and services such as blood glucose meters, telemonitoring, Rx oral anti-diabetics products, cosmeceuticals (cosmetics that have medicinal properties for diabetic care), insulin delivery systems and other diabetes solutions.

The Business Combination

On March 31, 2021, Union, Crynssen, the Company and Merger Sub entered into the Business Combination Agreement, and subsequently amended the Business Combination Agreement on September 29, 2021. As a result of the transactions contemplated by the Business Combination Agreement, each of Union and Crynssen became direct wholly owned subsidiaries of the Company and each Crynssen Shareholder and shareholder of Union were issued Ordinary Shares, and, in the case of IFC, Ordinary Shares and Redeemable B Shares.

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

For a description of the Business Combination, see Item 4.A. of this Annual Report under the heading “Company Information––History and Development of the Company––The Business Combination.”

Going Concern Update

As of December 31, 2022, the Company was in breach of certain of the covenants included under the NPA, the Syndicated Loan and the Additional Loan Agreement. Although none of the lenders declared an event of default under the applicable agreements, these breaches could have resulted in the lenders requiring immediate repayment of the applicable indebtedness and as a result, the Company has classified the respective indebtedness, amounting to approximately $139 million in the aggregate, to current liabilities. As of December 31, 2022, the Company reported a working capital deficit (which is current assets minus current liabilities) of approximately $70.9 million. These events and conditions, cosidered in the aggregate, absent the Waivers (as defined and described in this Annual Report), cast substantial doubt upon the Company’s ability to continue as a going concern.

On March 28, 2023, March 31, 2023 and May 2, 2023, as applicable, the Company obtained the Waivers. Based on management’s projections over the next 12 months, the Company is expected to be in compliance with the applicable covenants under the NPA, the Syndicated Loan and the Additional Loan Agreement.

As of December 31, 2022, the Company had cash of approximately $43.0 million. Currently, the Company maintains financing lines, which, together with the expected internal generation of funds, will allow it to finance its growth and working capital needs. For the year ended December 31, 2022, the Company recognized income of approximately $42.5 million. The Company generated approximately $14.1 million of cash from operating activities. As of December 31, 2022, the Company retains a negative equity position of $1.9 million, and comprehensive income of approximately $36.5 million. As of December 31, 2022, the Company had a net working capital deficit of approximately $71.0 million due to the reclassification of non-current borrowings to current borrowings and as a result of the breach in loan covenants.

The Company maintains current short and long-term financing lines, which, together with the expected internal generation of funds through operations, will allow it to finance its growth and its need for working capital. For the years 2021 and 2022, the Company has been generating cash inflows from operating activities and projects that operating cash inflows from operating activities will continue during 2023.

Management has evaluated the Company’s capital position and its ability to continue in the normal course of business for the foreseeable future and ability to meet its financial obligations for the next twelve months. Based on the Company’s cash flow projections and improvement in financial covenant ratios as a result of the Waivers, the Company’s management believes the Company will have sufficient funds to repay their obligations as they fall due and to meet its financial covenants in 2023. However, due to the uncertainty caused by current economic conditions, including rapid growth in inflation, increasing interest rates, global disruption to the supply chain, volatility in foreign exchange rates and industry price regulations, there is a risk the Company will not meet its financial covenants. The Company’s failure to comply with such financial covenants could result in an event of default, which if that were to occur would materially and adversely affect the Company’s business, financial condition, liquidity and results of operations. As a result of this material uncertainty, the Company’s management concluded the above conditions and events raise significant doubt about the Company’s ability to continue as a going concern.

The Company has implemented, or is in the process of implementing, various cost saving and business strategies to mitigate the above mentioned macro risks and resulting risk of future covenant noncompliance.

For more information, including details regarding the Company’s mitigation plan, see Note 2.1 to our Annual Audited Consolidated Financial Statements, included elsewhere in this Annual Report.

Results of Operations

Comparison of the years ended December 31, 2022 and December 31, 2021

The following table sets forth historical operating results for the periods indicated:

	For the year ended December 31,		Increase/ (Decrease)		For the year ended December 31,		Constant Currency Increase/ (Decrease)
	2022	2021	$ Change	% Change	2022- Constant Currency Adjustment(2)	2022- Constant Currency Basis(2)	$ Change	% Change
	(in thousands of U.S. dollars except percentages)
Revenue	409,920	409,742	178	0.0%	27,834	437,754	28,012	6.8%
Cost of sales	(170,351)	(174,029)	3,678	-2.1%	(10,404)	(180,755)	(6,726)	3.9%
Gross profit	239,569	235,713	3,856	1.6%	17,429	256,998	21,285	9.0%
Sales and marketing expenses	(93,566)	(83,057)	(10,509)	12.7%	(6,171)	(99,738)	(16,680)	20.1%
Administrative expenses	(105,911)	(82,187)	(23,724)	28.9%	(7,188)	(113,099)	(30,912)	37.6%
Finance expenses, net	37,917	(78,636)	116,553	n.a.
Other expenses, net	(25,299)	(78,991)	53,692	-68.0%	(4,146)	(29,445)	49,546	-62.7%
(Loss)/Income before tax	52,710	(87,158)	139,868	n.a.	111	1
Income tax expense	(10,170)	(13,705)	3,535	-25.8%
Income/ (loss) for the year	42,540	(100,863)	143,403	n.a.
Adjusted EBITDA(1)	70,126	99,678	(29,552)	-29.6%	5,210	75,336	(24,342)	-24.4%
Contribution Margin(1)	146,003	152,656	(6,652)	-4.4%	11,258	157,261	4,605	3.0%

(1)

Contribution Margin and Adjusted EBITDA are non-IFRS measures. We include these metrics as supplemental disclosures because we believe they are useful indicators of our operating performance. Contribution Margin and Adjusted EBITDA are well recognized performance measures in the pharmaceutical industry that are frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. However, because Contribution Margin and Adjusted EBITDA are non-IFRS measures and their calculation is not determined in accordance with IFRS, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, our calculation of Contribution Margin and Adjusted EBITDA as presented may not be directly comparable to similarly titled measures by other companies. For more information on Contribution Margin, Adjusted EBITDA and other non-IFRS financial measures, please see “—Non-IFRS Financial Measures” below.

(2)

As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We calculate constant currency by calculating year-end period results (year ended December 31, 2022) using prior-period (year ended December 31, 2021) foreign currency exchange rates. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS. For more information on constant currency adjustments, please see “—Non-IFRS Financial Measures” below.

Revenue

Procaps recognizes revenue from the sale of pharmaceutical products and licensing revenue. Revenue increased by $0.2 million, or 0.0%, from $409.7 million for the year ended December 31, 2021 to $409.9 million for the year ended December 31, 2022. On a constant currency basis, revenue increased by $28.0 million, or 6.8%, to $437.8 million for the year ended December 31, 2022.

The increase in revenue for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily due to (i) an increase in demand for our products and services across three strategic business segments, including: an increase of approximately $4.2 million from Nextgel, an increase of approximately $12.4 million from CASAND and an increase of approximately 4.5 million from CAN; and (ii) an increase of sales for new products of approximately $12.0 million, offset mainly by (iii) the currency devaluation in the period of approximately $27.8 million and (iv) the decrease in sales of the anesthetics portfolio of approximately $25 million due to the slower pace of sales of products for the intensive care units and higher than usual inventory cycles in the distributors.

Cost of sales and gross profit

The cost of sales represents the direct costs of producing the goods sold by Procaps, such as cost of the materials and labor directly used to create the goods. Gross profit is revenue less cost of sales.

Cost of sales decreased by $3.7 million, or 2.1%, from $174.0 million for the year ended December 31, 2021 to $170.4 million for the year ended December 31, 2022.

On a constant currency basis, cost of sales increased by $6.7 million, or 3.9%, to $180.8 million for the year ended December 31, 2022

The decrease in cost of sales for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily due to the currency devaluation of approximately $10.4 million.

Gross profit increased by $3.9 million, or 1.6%, from $235.7 million for the year ended December 31, 2021 to $239.6 million for the year ended December 31, 2022.

On a constant currency basis, gross profit increased by $21.3 million, or 9.0%, to $257.0 million for the year ended December 31, 2022.

The increase in gross profit for the year ended December 31, 2022 compared to the year ended December 31, 2021 was also primarily attributable to the change of the product mix sold, brand sales during the first half of 2022 of approximately $3.5 million, and an increase of sales of other services of approximately $4.9 million.

Sales and marketing expenses

Sales and marketing expenses include primarily expenses incurred for promotional activities, such as marketing expenses, sales force and logistics expenses. Sales and marketing expenses increased by $10.5 million, or 12.7%, from $83.1 million for the year ended December 31, 2021, which represents approximately 20.3% of revenue for the year ended December 31, 2021, to $93.6 million for the year ended December 31, 2022, which represents approximately 22.8% of the revenue for the year ended December 31, 2022. On a constant currency basis, sales and marketing expenses increased by $16.7 million, or 20.1%, to $99.7 million for the year ended December 31, 2022.

The increase in sales and marketing expenses for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily due to increased marketing efforts, with the full return of events and travel efforts as the effects of the COVID-19 pandemic continue to lessen. There were also expenses of approximately $5 million during the year ended December 31, 2022, related to the pre-operative expenses of the West Palm Beach facility.

Administrative expenses

Administrative expenses include costs incurred for administrative and certain corporate departments, such as payroll, power and utilities, and certain legal and professional expenses. Administrative expenses increased by $23.7 million, or 28.9%, from $82.2 million for the year ended December 31, 2021 to $105.9 million for the year ended December 31, 2022. On a constant currency basis, administrative expenses increased by $30.9 million, or 37.6%, to $113.1 million for the year ended December 31, 2022.

The increase in administrative expenses for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily due to (i) full year of expenses related to being a public company, such as increased personnel costs, legal and consulting services which totaled in aggregate of approximately a $15.6 million and (ii) an increase of approximately $6.1 million in expenses related to M&A activities for the since terminated acquisition of Grupo Somar and business growth projects.

Finance expenses, net

Finance expenses, net include certain banking expenses and bank fees, financing interest expenses, interest recognized on the financial liabilities associated with certain put options held by IFC and Hoche, and a one-time loss on the termination of such put options. On the Closing of the Business Combination, the IFC Put Option Agreement and the Hoche Put Option Agreement (both as defined below) were cancelled as part of the Business Combination in exchange for a portion of the Ordinary Shares issued to IFC and Hoche, respectively, in the Exchange. The one-time loss on termination of the Hoche put option in the amount of $35.9 million was recognized in 2021 aligns the carrying value of such put option on the termination date to the fair value of the Ordinary Shares issued. In 2022, interest expense includes an extinguishment loss of $1,600, as a result of the substantially modified terms of the Senior Notes.

Finance expenses, net decreased by $116.6 million, or 148.2%, from expenses of $78.6 million for the year ended December 31, 2021 to an income of $37.9 million for the year ended December 31, 2022. The decrease in finance expenses, net was primarily due to (i) the valuation of shares held in escrow with a net fair value gain of approximately $61.8 million, (ii) the net fair value gain of warrants liabilities of approximately $12.2 million and (ii) the decrease of interest expense of approximately $59.6 million. In 2021 the net fair value gain related to shares held in escrow was approximately $4.5 million and the net fair value gain of warrants liabilities was approximately $5.9 million.

Other expenses, net

Other expenses, net include: (i) currency exchange rate differences, (ii) economic emergency contribution expenses, (iii) fines, penalties, and assumed taxes, (iv) donations, (v) listing expenses, (vi) the change in the fair value of the warrant liability, and (vii) other expenses.

Other expenses decreased by $53.7 million, or 68.0%, from $79.0 million for the year ended December 31, 2021 to $25.3 million for the year ended December 31, 2022. 2021 was affected by the recording of non-cash listing expenses of $73.9 million associated with the deemed listing services received by Procaps from Union, which is the difference between the deemed costs of the Ordinary Shares issued by the Company to Union shareholders in connection with the Business Combination, in excess of the net assets obtained from Union. This was a one-time listing expense. In 2022, other expenses include approximately $16.2 million of foreign exchange and an impairment charge of Rymco S.A. of approximately $6.0 million.

Income tax expense

Income tax expense includes two components: (i) current tax and (ii) deferred tax. Current tax is calculated based on the tax rate of each jurisdiction. Deferred tax corresponds to the differences generated between the accounting figures and tax figures, which can result in a future income or expense.

Income tax expense decreased by $3.5 million, or 25.8%, from $13.7 million for the year ended December 31, 2021 to $10.2 million for the year ended December 31, 2022. The decrease in income tax expense was primarily due to (i) decrease in profits in Colombian companies (-51%) added to optimization of the use of tax credits as well as deferred tax shield with an impact on lower taxes $4.6 million, (ii) increase in profits in Brazil, as well as adjustments in deferred tax, resulting in $1.3 million in higher tax expenses recognized in the period, (iii) Rymco impairment adjustment increase by $1.1 million (iv) tax rate reduction from 30% to 10% in El Salvador, resulting in profits from the sale of intangible assets of $0.9 million and consolidation adjustments and eliminations of approximately $0.4 million. The accounting income effect from the net fair value of the Warrants’ liabilities ($12.2 million) and Ordinary Shares held in escrow ($61.8 million), which increase accounting profit, did not have an impact with respect to our current or deferred tax expenses.

Comparison of the years ended December 31, 2021 and December 31, 2020

The following table sets forth historical operating results for the periods indicated:

	For the year ended December 31,		Increase/(Decrease)		For the year ended December 31,		Constant Currency Increase/(Decrease)
	2021	2020	$ Change	% Change	2021 - Constant Currency Adjustment(2)	2021 - Constant Currency Basis(2)	$ Change	% Change
	(in thousands of U.S. dollars except percentages)
Revenue	409,742	331,467	78,275	23.6%	6,641	416,383	84,916	25.6%
Cost of sales	(174,029)	(140,153)	(33,876)	24.2%	(4,224)	(178,253)	(38,100)	27.2%
Gross profit	235,713	191,314	44,399	23.2%	2,417	238,130	46,816	24.5%

Sales and marketing expenses	(83,057)	(69,629)	(13,428)	19.3%	(817)	(83,874)	(14,245)	20.5%
Administrative expenses	(82,187)	(58,631)	(23,556)	40.2%	(959)	(83,146)	(24,515)	41.8%
Finance expenses, net	(78,636)	(54,489)	(24,147)	44.3%
Other expenses, net	(78,991)	(7,716)	(71,275)	923.7%
(Loss)/Income before tax	(87,158)	849	(88,007)	10,366.0%
Income tax expense	(13,705)	(11,296)	(2,409)	21.3%
Loss for the year	(100,863)	(10,447)	(90,416)	865.5%
Adjusted EBITDA(1)	99,678	84,619	15,059	17.8%	706	100,384	15,765	18.6%
Contribution Margin(1)	152,656	121,685	30,971	25.5%	1,600	154,256	32,571	26.8%

(1)	Contribution Margin and Adjusted EBITDA are non-IFRS measures. We include these metrics as supplemental disclosures because we believe they are useful indicators of our operating performance. Contribution Margin and Adjusted EBITDA are well recognized performance measures in the pharmaceutical industry that are frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. However, because Contribution Margin and Adjusted EBITDA are non-IFRS measures and their calculation is not determined in accordance with IFRS, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, our calculation of Contribution Margin and Adjusted EBITDA as presented may not be directly comparable to similarly titled measures by other companies. For more information on Contribution Margin, Adjusted EBITDA and other non-IFRS financial measures, please see below under the heading “—Non-IFRS Financial Measures” in this Annual Report.

(2)	As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We calculate constant currency by calculating year-end period results (year ended December 31, 2021) using prior-period (year ended December 31, 2020) foreign currency exchange rates. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS. For more information on constant currency adjustments, please see below under the heading “—Non-IFRS Financial Measures” in this Annual Report.

Revenue

Procaps recognizes revenue from the sale of pharmaceutical products and licensing revenue. Revenue increased by $78.3 million, or 23.6%, from $331.5 million for the year ended December 31, 2020 to $409.7 million for the year ended December 31, 2021. On a constant currency basis, revenue increased by $84.92 million, or 25.6%, from $331.5 million for the year ended December 31, 2020 to $416.4 million for the year ended December 31, 2021.

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

Results by Segments After Inter-Segment Elimination, Excluding Corporate for the years ended December 31, 2022 and December 31, 2021

	Reportable segments
Results for the year ended December 31, 2022	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics
	(in thousands of U.S. dollars)
Revenue	125,065	142,345	55,467	66,330	20,713
Gross profit	64,670	73,504	35,820	57,099	8,475
Contribution Margin	52,445	44,750	16,820	29,471	3,081

Constant currency basis
Revenue	130,011	161,779	55,587	66,862	23,515
Gross profit	67,979	86,137	35,858	57,451	9,573
Contribution Margin	54,617	53,185	16,832	29,730	3,460

	Reportable segments
Results for the year ended December 31, 2021	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics
	(in thousands of U.S. dollars)
Revenue	120,827	155,327	50,937	53,956	28,695
Gross profit	64,879	81,165	33,869	43,236	12,564
Contribution Margin	54,106	51,921	18,536	21,703	6,848

	Reportable segments
Comparison of results for the years ended December 31, 2022 and 2021	NextGel	Procaps Colombia	CAN	CASAND	Diabetics
	(in thousands of U.S. dollars)
Revenue	4,238	(12,982)	4,530	12,374	(7,982)
Gross profit	(209)	(7,662)	1,952	13,864	(4,088)
Contribution Margin	(1,661)	(7,171)	(1,716)	(7,768)	(3,767)

Constant currency basis
Revenue	9,185	6,451	4,649	12,906	(5,180)
Gross profit	3,099	4,971	1,990	14,216	(2,990)
Contribution Margin	511	1,264	(1,704)	8,027	(3,387)

NextGel

Revenue of the NextGel segment increased by $4.2 million, or 3.5%, from $120.8 million for the year ended December 31, 2021 to $125.1 million for the year ended December 31, 2022, primarily as a result of (i) an increase in product development services with the commencement of operations of the West Palm Beach facility and the sales of certain product registrations totaling approximately $4.3 million, (ii) the increase in sales of gummy products totaling approximately $2.7 million, (iii) an increase of sales from products with current partners of approximately $5.0 million, offset by the change of manufacturing site of dronabinol (that leads to a new registration process) which represented lower sales of approximately $6.6 million and the lower sales of progesterone of approximately $2.9 million due to the ongoing bioequivalent test.

Gross profit of the NextGel segment decreased by $0.2 million, or 0.3%, from $64.9 million for the year ended December 31, 2021 to $64.7 million for the year ended December 31, 2022, primarily impacted by the devaluation of certain currencies, inflation, and the increase in costs of raw materials.

Contribution Margin of the NextGel segment decreased by $1.7 million, or 3.1%, from $54.1 million for the year ended December 31, 2021, to $52.4 million for the year ended December 31, 2022, primarily as a result of the increase in sales and marketing and operational expenses due to the hiring of additional personnel as part of the initiation of operations at the West Palm Beach facility.

On a constant currency basis, revenue attributable to the NextGel segment increased by $9.2 million, or 7.6%, to $130.0 million for the year ended December 31, 2022. Gross profit attributable to the NextGel segment increased by $3.1 million, or 4.8% to $68.0 million for the year ended December 31, 2022, and Contribution Margin attributable to the NextGel segment increased by $0.5 million, or 0.9%, $54.6 million for the year ended December 31, 2022.

Procaps Colombia

Revenue of the Procaps Colombia segment decreased by $13.0 million, or 8.4%, from $155.3 million for the year ended December 31, 2021 to $142.3 million for the year ended December 31, 2022, primarily due to (i) the impact of the currency devaluation of approximately $19.4 million and (ii) the decrease in sales of the Clinical Specialties portfolio of approximately $19.7 million driven by to the slower pace of sales of products for the intensive care units due to higher than usual inventory cycles in the distributors. The Farma Procaps and VitalCare business units are growing in sales in 2022 when compared with 2021, primarily due to the demand increase of its leading brands in the market, such as Gestavit, Citragel, Muvett S, and others, as well as the performance of new products.

Gross profit of the Procaps Colombia segment decreased by $7.7 million, or 9.4%, from $81.2 million for the year ended December 31, 2021 to $73.5 million for the year ended December 31, 2022, due to the impact of the decrease in sales described above and the changes in the product portfolio mix.

Contribution Margin of the Procaps Colombia segment decreased by $7.2 million, or 13.8%, from $51.9 million for the year ended December 31, 20210 to $44.8 million for the year ended December 31, 2022, due to the impact of the decrease in sales as described above and higher sales and marketing expenses impacted by currency devaluation and increase in logistics expenses.

On a constant currency basis, revenue attributable to Procaps Colombia increased by $6.5 million, or 4.2%, to $161.8 million for the year ended December 31, 2022, gross profit attributable to the Procaps Colombia segment increased by $5.0 million, or 6.1%, to $86.1 million for the year ended December 31, 2022, and Contribution Margin attributable to the Procaps Colombia segment increased by $1.3 million, or 2.4%, to $53.2 million for the year ended December 31, 2022.

CAN

Revenue of the CAN segment increased by $4.5 million, or 8.9%, from $50.9 million for the year ended December 31, 2021 to $55.5 million for the year ended December 31, 2022, due to (i) sales from new product launches in the amount of approximately $1.0 million, such as Albisec One and Alercet, (ii) increased sales of the current portfolio, particularly cardiology, feminine care and respiratory lines, and (iii) price increases in Guatemala (approximately 4% increase), Honduras (approximately 4% increase) and El Salvador (approximately 5% increase).

Gross profit of the CAN segment increased by $2.0 million, or 5.8%, from $33.9 million for the year ended December 31, 2021 to $35.8 million for the year ended December 31, 2022, primarily as a result of the increase in sales as described above, which was partially offset by higher raw material costs.

Contribution Margin of the CAN segment decreased by $1.7 million, or 9.3%, from $18.5 million for the year ended December 31, 2021 to $16.8 million for the year ended December 31, 2022, due to the impact of higher sales and marketing expenses due to an expanding portfolio, especially in gastrointestinal, cardiovascular, and feminine care therapeutic areas.

On a constant currency basis, revenue attributable to the CAN segment increased by $4.6 million, or 9.1%, to $55.6 million for the year ended December 31, 2022, gross profit attributable to the CAN segment increased by $2.0 million, or 5.9%, to $35.9 million for the year ended December 31, 2022, and Contribution Margin attributable to the CAN segment decreased by $1.7 million, or 9.2%, to $16.8 million for the year ended December 31, 2022.

CASAND

Revenue of the CASAND segment increased by $12.4 million, or 22.9%, from $54.0 million for the year ended December 31, 2021, to $66.3 million for the year ended December 31, 2022, primarily as a result of (i) an increase of approximately $4.4 million in sales of new products launched during 2022, such as Fortzink Ultra, Muvett and Dayflu, (ii) an increase of approximately $6.6 million in sales of existing brands, and (iii) an average price increase of approximately 6% in certain countries in the region, offset by the decrease in sales of the Clinical Specialties portfolio.

Gross profit of the CASAND segment increased by $13.9 million, or 32.1%, from $43.2 million for the year ended December 31, 2021 to $57.1 million for the year ended December 31, 2022, primarily as a result of the increase in sales explained above, especially in Dominican Republic and changes in our portfolio product mix.

Contribution Margin of the CASAND segment increased by $7.8 million, or 35.8%, from $21.7 million for the year ended December 31, 2021 to $29.5 million for the year ended December 31, 2022, primarily as a result of the increase in sales explained above, impacted by the return of events and commercial efforts, especially in Dominican Republic to support top line growth.

On a constant currency basis, revenue attributable to the CASAND segment increased by $12.9 million, or 23.9%, to $66.9 million for the year ended December 31, 2022, gross profit attributable to the CASAND segment increased by $14.2 million, or 32.9%, to $57.5 million for the year ended December 31, 2022, and Contribution Margin attributable to the CASAND segment decreased by $8.0 million, or 37.0%, to $29.7 million for the year ended December 31, 2022.

Diabetrics

Revenue of the Diabetrics segment decreased by $8.0 million, or 27.8%, from $28.7 million for the year ended December 31, 2021 to $20.7 million for the year ended December 31, 2022, primarily due to (i) the impact of currency devaluation of approximately $3.4 million, (ii) lower sales of Predial Lex product due to entrance of new competitors with an innovative patented formulation of approximately $3.0 million, and (iii) lower prices in a few products due to more competitors with an impact of approximately $2.3 million.

Gross profit of the Diabetrics segment decreased by $4.1 million, or 32.5%, from $12.6 million for the year ended December 31, 2021, to $8.5 million for the year ended December 31, 2022, due to the impact of inflation and currency devaluation which led to increase in costs.

Contribution Margin of the Diabetrics segment decreased by $3.8 million, or 55.0%, from $6.8 million for the year ended December 31, 2021 to $3.1 million for the year ended December 31, 2022, primarily due to the impact of the decrease in sales as described above and a change in our portfolio product mix.

On a constant currency basis, revenue attributable to the Diabetrics segment decreased by $5.2 million, or 18.1%, from $28.7 million for the year ended December 31, 2021 to $23.5 million for the year ended December 31, 2022, gross profit attributable to the Diabetrics segment decreased by $3.0 million, or 23.8%, to $9.6 million for the year ended December 31, 2022, and Contribution Margin attributable to the Diabetrics segment decreased by $3.4 million, or 49.5%, to $3.5 million for the year ended December 31, 2022.

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

Contribution Margin of the NextGel segment increased by $7.2 million, or 15.4%, from $46.9 million for the year ended December 31, 2020, to $54.1 million for the year ended December 31, 2021, primarily as a result of the increase in sales volume described above and improved management of our sales and marketing expenses.

On a constant currency basis, revenue attributable to the NextGel segment increased by $17.7 million, or 16.7%, from $106.0 million for the year ended December 31, 2020 to $123.7 million for the year ended December 31, 2021. Gross profit attributable to the NextGel segment increased by $8.4 million, or 14.5%, from $57.6 million for the year ended December 31, 2020 to $66.0 million for the year ended December 31, 2021, Contribution Margin attributable to the NextGel segment increased by $7.6 million, or 16.3%, from $46.9 million for the year ended December 31, 2020 to $54.5 million for the year ended December 31, 2021.

Procaps Colombia

Revenue of the Procaps Colombia segment increased by $40.4 million, or 35.2%, from $114.9 million for the year ended December 31, 2020 to $155.3 million for the year ended December 31, 2021, primarily as a result of (i) increased demand for existing Rx and OTC products, resulting in an increase in sales of approximately $21.7 million, including $8.2 million from Clenox, $2.9 million from Tracurion, and $1.6 million from B-Vit, among other existing brands, and (ii) an increase of approximately $18.7 million in sales from new products, which includes $3.9 million in sales from new products launched during 2021, such as Minoxidil and Maball.

Gross profit of the Procaps Colombia segment increased by $17.9 million, or 28.3%, from $63.3 million for the year ended December 31, 2020, to $81.2 million for the year ended December 31, 2021, primarily as a result of the increase in sales volume as described above, which was partially offset by a change in the product portfolio mix.

Contribution Margin of the Procaps Colombia segment increased by $9.7 million, or 23.0%, from $42.2 million for the year ended December 31, 2020 to $51.9 million for the year ended December 31, 2021, as a result of the increase in sales as described above, which was partially offset by an increase in sales and marketing expenses and a change in the product portfolio mix.

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

Contribution Margin of the CAN segment increased by $3.0 million, or 19.4%, from $15.5 million for the year ended December 31, 2020 to $18.5 million for the year ended December 31, 2021, as a result of the increase in gross profit described above and improved management of sales and marketing expenses.

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

Use of Constant Currency

As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as one measure to evaluate our performance. We currently present revenue, cost of sales, gross profit, sales and marketing expenses, administrative expenses, Contribution Margin (consolidated and by segment) and Adjusted EBITDA on a constant currency basis. We calculate constant currency by calculating year-end period for the years ended December 31, 2022, 2021 and 2020 using prior-periods (year ended December 31, 2021 and December 31, 2020, respectively) foreign currency exchange rates. The functional foreign currencies for the primary regional markets where we operate, such as the Colombian Peso and the Brazilian Real, were adjusted on a constant currency basis at the exchange rates of COP $4,255.44 per U.S. $1.00 and R$5.1655 per U.S. $1.00, respectively, for the year ended December 31, 2022, COP $3,693.36 per U.S. $1.00 and R$5.1578 per U.S. $1.00, respectively, for the year ended December 31, 2021, and COP $3,281.09 per U.S. $1.00 and R$3.9443 per U.S. $1.00, respectively, for the year ended December 31, 2020. We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange. These results should be considered in addition to, not as a substitute for, results reported in accordance with IFRS. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS.

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

The following table provides a reconciliation from profit (loss) for the year to EBITDA and Adjusted EBITDA, and Adjusted EBITDA margins for the years ended December 31, 2022 and 2021.

	For the year ended December 31,		Increase/(Decrease)
	2022	2021	$ Change	% Change
	(in thousands of U.S. dollars except percentages)
Income/Loss for the year	42,540	(100,863)	143,403	n.a.
Finance income (expenses), net	(37,917)	78,636	116,552	n.a.
Income tax expense	10,170	13,705	3,535	-25.8%
Depreciation and amortization	16,844	15,111	1,733	11.5%
EBITDA	31,637	6,589	25,049	380.2%
COVID-19 impact adjustments(1)	894	3,788	(2,894)	-76.4%
Business transformation initiatives(2)	316	-	316	100%
Foreign currency translation adjustments(3)	15,983	4,026	11,957	297.0%
Other finance costs adjustments(4)	1,207	696	512	73.5%
Transactions expenses(5)	14,071	10,662	3,409	32.0%
Other expenses(6)	6,018	73,917	(67.899)	-91.9%
Adjusted EBITDA	70,126	99,678	(29.551)	-29.6%
Constant Currency Adjustments	5,210
Adjusted EBITDA on Constant Currency Basis	75,336	99,678	(24,342)	-24.4%

Adjusted EBITDA margin	17.1%	24.3%
Adjusted EBITDA margin (on Constant Currency Basis)	17.2%	24.3%

(1)	COVID-19 impact adjustments for the year ended December 31, 2022 primarily include expenses incurred for safety precautions during the pandemic, such as employees’ COVID-19 testing, vaccination, office, and production infrastructure adaptation to practice social distancing, to maintain a safe work and production environment for the employees, other miscellaneous expenses resulted from COVID-19 pandemic. For the year ended December 31, 2021, these expenses primarily include: (i) $1.7 million expenses incurred for safety precautions during the pandemic, such as employees COVID-19 testing, vaccination, office and production infrastructure adaptation to practice social distancing, to maintain a safe work and production environment for the employees, (ii) $0.6 million operating and production expenses incurred in connection with hiring of additional employees and costs paid to third party agencies for such hiring, contractors and production sub-contractors in order to mitigate any decrease in production and operating capabilities of Procaps as a result of employees absenteeism or attrition as a result of the COVID-19 pandemic, (iii) $1.2 million expense incurred for certain logistic arrangements to minimize Procaps employees’ exposure to COVID-19 through arranging transportation from home to work, lodgings, face masks and PPE, and (iv) $0.4 million of other miscellaneous expenses resulted from COVID-19 pandemic.

(2)	Business transformation initiatives consists of non-recurring expenses related to the launch of a new patient program platform for Diabetrics (Zutrics) during the year ended December 31, 2022.

(3)	Foreign currency translation adjustments represent the reversal of exchange losses we recorded due to foreign currency translation of monetary balances of certain of our subsidiaries from U.S. dollars into the functional currency of those subsidiaries as of December 31, 2022 and 2021.

(4)	Other finance costs adjustments represent non-operating expenses we incurred, primarily including additional interests incurred due to the withholding tax obligations of certain financial institutions outside of Colombia.

(5)	Transactions expenses for the year ended December 31, 2022 primarily include: (i) consulting and legal fees and expenses incurred in connection with acquisitions and SPA termination in the amount of 12.3 million, (ii) incremental director and officer policy insurance costs in the amount of $1.0 million in connection with the Business Combination, (iii) tail policy insurance costs incurred of $0.5 million in connection with the Business Combination, and (iv) incremental audit fees of approximately $0.3 million incurred in connection with the Business Combination. For the year ended December 31, 2021, these expenses primarily include: (i) capital markets advisory fees of $4.5 million incurred in connection with the Business Combination, (ii) incremental audit fees of $2.7 million incurred in connection with the Business Combination, (iii) consulting, accounting and legal expenses of $0.4 million incurred in connection with the Business Combination, (iv) management bonuses of $0.7 million paid in connection with the consummation of the Business Combination and the listing of the Company on the Nasdaq, (v) tail policy insurance costs incurred of $1.6 million in connection with the Business Combination, (vi) incremental director & officer policy insurance costs incurred of $0.3 million in connection with the Business Combination, (vii) incurred audit fees of $0.2 million to comply with the Syndicated Loan (as defined below) requirements that will not be necessary in the future, and (viii) consulting and legal fees and expenses related to asset acquisitions and other transaction in the amount of $0.3 million. (6) Other expenses include a write off related to Rymco impairment charge of approximately $6.0 million for the year ended December 31, 2022. For the year ended December 31, 2021, other expenses include listing expense of $73.9 million associated with the deemed listing services received by Procaps from Union, which is the difference between the deemed costs of the Ordinary Shares issued by the Company to Union shareholders in connection with the Business Combination, in excess of the net assets obtained from Union, as required by IFRS 2 Share-based payments.

The following table provides a reconciliation from profit (loss) for the year to EBITDA and Adjusted EBITDA, and Adjusted EBITDA margins for the years ended December 31, 2021 and 2020.

	For the year ended December 31,		Increase/(Decrease)
	2021	2020	$ Change	% Change
	(in thousands of U.S. dollars except percentages)
Income/Loss for the year	(100,863)	(10,447)	(90,416)	865%
Interest expense, net	78,636	54,489	24,147	44%
Income tax expense	13,705	11,296	2,409	21%
Depreciation and amortization	15,111	16,477	(1,366)	(8)%
EBITDA	6,589	71,815	(65,226)	(91)%
COVID-19 impact adjustments(1)	3,788	5,180	(1,392)	(27)%
Business transformation initiatives(2)	—	1,723	(1,723)
Foreign currency translation adjustments(3)	4,026	3,905	121	3%
Other finance costs adjustments(4)	696	1,996	(1,300)	(65)%
Transactions expenses(5)	10,662	—	10,662
Listing expense(6)	73,917	—	73,917
Adjusted EBITDA	99,678	84,619	15,059	18%
Constant Currency Adjustments	706	—	706
Adjusted EBITDA on Constant Currency Basis	100,384	84,619	15,765	19%
Adjusted EBITDA margin	24.3%	25.5%
Adjusted EBITDA margin (on Constant Currency Basis)	24.1%

(1)	COVID-19 impact adjustments primarily include: (i) for the year ended December 31, 2021, $1.7 million ($0.5 million for the year ended December 31, 2020) expenses incurred for safety precautions during the pandemic, such as employees COVID-19 testing, vaccination, office and production infrastructure adaptation to practice social distancing, to maintain a safe work and production environment for the employees, (ii) for the year ended December 31, 2021, $0.6 million ($1.2 million for the year ended December 31, 2020) operating and production expenses incurred in connection with hiring of additional employees and costs paid to third party agencies for such hiring, contractors and production sub-contractors in order to mitigate any decrease in production and operating capabilities of Procaps as a result of employees absenteeism or attrition as a result of the COVID-19 pandemic, (iii) for the year ended December 31, 2021, $1.2 million ($0.9 million for the year ended December 31, 2020) expense incurred for certain logistic arrangements to minimize Procaps employees’ exposure to COVID-19 through arranging transportation from home to work, lodgings, face masks and PPE, (iv) for the year ended December 31, 2020, $1.4 million additional costs incurred to acquire certain raw materials that are essential to production due to the lockdowns of suppliers’ factories and ports of entry worldwide, and additional logistic costs due to delays, (v) for the year ended December 31, 2020, $0.9 million expense of certain one-off financial discounts that Procaps provided to its customers, such as medicine distributors, during the COVID-19 pandemic due to financial and liquidity difficulties and customers’ inability to settle invoices as a result of the effects of the COVID-19 pandemic and governmental restrictions such as lockdowns, and (vi) for the year ended December 31, 2021, $0.4 million ($0.2 million for the year ended December 31, 2020) of other miscellaneous expenses resulted from COVID-19 pandemic.

(2)	Business transformation initiatives consists of costs and expenses in connection with severance payments made to separate our employees for certain business transformation initiatives implemented during the year ended December 31, 2020.

(3)	Foreign currency translation adjustments represent the reversal of exchange losses we recorded due to foreign currency translation of monetary balances of certain of our subsidiaries from U.S. dollars into the functional currency of those subsidiaries as of June 30, 2022 and 2021.

(4)	Other finance costs adjustments represent non-operating expenses we incurred, primarily including additional interests incurred due to the withholding tax obligations of certain financial institutions outside of Colombia.

(5)	Transactions expenses primarily include: (i) capital markets advisory fees of $4.5 million incurred in connection with the Business Combination, (ii) incremental audit fees of $2.7 million incurred in connection with the Business Combination, (iii) consulting, accounting and legal expenses of $0.4 million incurred in connection with the Business Combination, (iv) management bonuses of $0.7 million paid in connection with the consummation of the Business Combination and the listing of the Company on the Nasdaq, (v) tail policy insurance costs incurred of $1.6 million in connection with the Business Combination, (vi) incremental director & officer policy insurance costs incurred of $0.3 million in connection with the Business Combination, (vii) incurred audit fees of $0.2 million to comply with the Syndicated Loan (as defined below) requirements that will not be necessary in the future, and (viii) consulting and legal fees and expenses related to asset acquisitions and other transaction in the amount of $0.3 million.

(6)	Listing expense of $73.9 million associated with the deemed listing services received by Procaps from Union, which is the difference between the deemed costs of the Ordinary Shares issued by the Company to Union shareholders in connection with the Business Combination, in excess of the net assets obtained from Union, as required by IFRS 2 Share-based payments.

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

The following table provides a reconciliation from gross profit to Contribution Margin for the years ended December 31, 2022 and 2021.

	For the year ended December 31		Increase / (Decrease)
	2022	2021	$ Change	% Change
	(in thousands of U.S. dollars except percentages)
Gross Profit	239,569	235,713	3,856	1.6%
Selling Expenses	(93,566)	(83,057)	(10,509)	12.7%
Contribution Margin	146,003	152,656	(6,653)	-4.4%
Constant Currency Adjustments	11,258		-	-
Contribution Margin (on Constant Currency Basis)	157,261	152,656	4,605	3.0%

The following table provides a reconciliation from gross profit to Contribution Margin for the years ended December 31, 2021 and 2020.

	For the year ended December 31		Increase / (Decrease)
	2021	2020	$ Change	% Change
	(in thousands of U.S. dollars except percentages)
Gross Profit	235,713	191,314	44,399	23.2%
Selling Expenses	(83,057)	(69,629)	(13,428)	19.3%
Contribution Margin	152,656	121,685	30,971	25.5%
Constant Currency Adjustments	1,600	—
Contribution Margin (on Constant Currency Basis)	154,256	121,685	32,571	26.8%

B. LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity has been cash flow generated from operations, supplemented by credit arrangements with third parties. The principal uses of cash are to fund operating and capital expenditures, business or asset acquisitions, interest payments on debt, any mandatory or discretionary principal payment on our debt and investments in R&D.

As of December 31, 2022, our cash and cash equivalents amounted to $43.0 million. We believe that our existing cash and cash equivalents and cash inflows from operations, will be adequate to meet our anticipated cash needs for the next twelve months. We routinely monitor current and expected operational requirements and financial market conditions to evaluate other available financing sources including term and revolving bank credit. In determining our future capital requirements, we regularly consider, among other factors, known trends and uncertainties, such as the COVID-19 pandemic, and other contingencies.

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

Cash Flow for the years ended December 31, 2022 and 2021

The following table summarizes our consolidated statements of cash flows from operations for the years ended December 31, 2022 and 2021:

	For the year ended December 31,		Increase/(Decrease)
	2022	2021	$ Change
	(in thousands of U.S. dollars)
Cash flow provided by operating activities	14,106	37,303	(23,197)
Cash flow used in investing activities	(28,828)	(23,703)	(5,125)
Cash flow generated from (used in) financing activities	(13,627)	58,044	(71,671)
Net increase in cash	(28,349)	71,644	(99,993)

Cash flow provided by operating activities

For the year ended December 31, 2022, net cash provided by operating activities was $14.1 million, compared to $37.3 million for the year ended December 31, 2021, a decrease of $23.2 million. The decrease was primarily the result of (i) (i) a decrease in cash flow from operating activities before changes in the working capital, impacted by higher operating expenses, (ii) an increase in trade receivables as a result of customers remitting payments closer to the end of the negotiated payment term due to current economic conditions and (iii) an increase in inventory held as of December 31, 2022 compared to December 31, 2021 as a result of supply chain challenges.

Cash flow used in investing activities

For the year ended December 31, 2022, net cash used in investing activities was $28.8 million compared to $23.7 million during the year ended December 31, 2021, an increase of $5.1 million. Net cash used in investing activities for the year ended December 31, 2022 consisted primarily of (i) $20.6 million in cash used in the acquisition of property, plant and equipment for certain strategic capacity expansion, including, the new Miramar facility for gummy products and equipment and automation improvements in our current facilities, and (ii) $11.0 million in cash used in the acquisition of intangibles for internal product development.

Cash flow generated from (used in) financing activities

For the year ended December 31, 2022, net cash used in financing activities decreased by $71.7 million from net cash generated from financing activities of $58.0 million for the year ended December 31, 2021 to net cash used in financing activities of $13.6 million for the year ended December 31, 2022. The decrease was primarily due to (i) the impact of the acquisition in the prior period, resulting in net cash inflows of $85.0 million. The decrease in net cash used in financing activities was partially offset by (i) the decrease in interest paid of $7.4 million, (ii) the decrease in payment of lease liabilities of $2.2 million, (iii) the decrease in net proceeds from borrowings of $1.7 million and (iv) the decrease in payments to related parties of $2.0 million.

Cash Flow for the years ended December 31, 2021 and 2020

The following table summarizes our consolidated statements of cash flows from operations for the years ended December 31, 2021 and 2020:

	For the year ended December 31,		Increase/(Decrease)
	2021	2020	$ Change
	(in thousands of U.S. dollars)
Cash flow provided by operating activities	37,303	70,920	(33,617)
Cash flow used in investing activities	(23,703)	(17,091)	(6,612)
Cash flow generated from (used in) financing activities	58,044	(40,509)	98,553
Net increase in cash	71,644	13,320	58,324

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

Cash flow generated from (used in) financing activities

For the year ended December 31, 2021, net cash generated from financing activities increased by $98.6 million from net cash used in financing activities of $40.5 million for the year ended December 31, 2020 to net cash generated from financing activities of $58.3 million for the year ended December 31, 2021. The increase was primarily due to (i) the closing of the private placement of the Senior Notes in the amount of $112.9 million, (ii) entering into other term loans in the amount of $193.1 million, and (iii) the consummation of the Business Combination resulting in gross cash proceeds of $160.0 million as described above. The increase in net cash generated from financing activities was partially offset by (i) the prepayment of a portion of the Syndicated Loan facility (as defined below) in the amount of $28.2 million, (ii) the payment of other term loans in the amount of $224.4 million, and (iii) factoring obligations in the amount of $18.8 million.

Financial Resources

Our capital structure consists of net debt (loans offset by cash and bank balances) and consolidated equity (comprised of issued and paid-in capital, reserves, retained earnings and non-controlling interests). We are not subject to any externally imposed capital requirement.

Our primary indebtedness consists of the outstanding balance of the Senior Notes and Syndicated Loan (defined below). The Senior Notes, the Syndicated Loan and certain other loans include certain covenants that obligate the borrower and guarantors thereunder to comply with a series of financial ratios, consisting of a debt to EBITDA ratio and EBITDA interest coverage ratio as described below under the heading “—Debt Financing and Borrowings—Senior Notes—Covenants.” The Syndicated Loan includes certain covenants that obligate the borrower and co-debtors thereunder to comply with a series of financial ratios, consisting of a debt to EBITDA ratio, short-term leverage ratio and EBITDA interest coverage ratio as described below under the heading “—Debt Financing and Borrowings—Syndicated Loan—Covenants.” These financial ratios serve as local management parameters for both arrangements.

We analyze and review our capital structure on a quarterly basis. As part of this review, we consider the cost of capital and the risks associated with each class of capital.

As of December 31, 2022, 2021 and 2020 we had total borrowings of $285.9 million, $253.4 million and $454.5 million, respectively.

Debt Financing and Borrowings

The table below summarizes our outstanding interest-bearing liabilities for year ended December 31, 2022.

For the year ended December 31, 2022
(in thousands of U.S. dollars)
Syndicated Loan	38,626
Other term loan	95,720
Lease liabilities	34,192
Factoring obligations	2,317
Bank overdrafts	80
Senior Notes	115,000
Total Interest bearing liabilities	285,935

Syndicated Loan

On November 20, 2018, Procaps S.A. entered into a syndicated term loan agreement the “Syndicated Loan Agreement”) with the following banks: Portion in Colombian pesos (COP) - Davivienda and Bancolombia; US dollar portion (USD) - Banco de Credito del Peru, Bancolombia Panama and Banco Sabadell. The total value of the syndicated loan amounts to $200,434 million COP (portion in COP) and $35 million USD (portion in USD), Fiduciaria Bancolombia acts as the agent of the loan. C.I. Procaps S.A., Procaps S.A. de C.V, Biokemical S.A., Pharmarketing S.A. (Panama), Pharmarketing Salvador S.A. de C.V., Pharmarketing S.A. (Guatemala S.A.), C.D.I. Salvador S.A. de C.V., C.D.I. Nicaragua S.A., C.D.I. Guatemala S.A., Pharmarketing Dominicana SRL, and Pharmarketing Costa Rica S.A., act as co-debtors, while Pharmayect S.A., Inversiones Crynssen S.A.S., Inversiones Ganeden S.A.S., Inversiones Henia S.A.S., Inversiones Jades S.A.S., and Industrias Kadima S.A.S., act as guarantors.

The resources obtained were used for advance payment and/or novation of certain obligations to be refinanced. The conditions of the loan had a term of 5 years for installment payments and the interest rates agreed are as follows: IBR + 5.30% for the portion in COP and Libor + 4.80% for the USD portion.

The loans received by Banco de Crédito del Peru and Banco Sabadell were precanceled during the month of November 2021, due to a new agreement and improvement in terms and conditions with Senior Notes.

As of December 31, 2022, the total amount outstanding under the Syndicated Loan was $38.6 million.

Covenants

The Syndicated Loan contains covenants that, among other things, restrict, subject to certain exceptions, the borrower and co-debtors’ ability to change its line of business; incur additional indebtedness resulting in a Debt/EBITDA Ratio (as defined below) above 3.5; enter into derivative transactions (except for those in connection with the purchase of raw materials or for the purpose of mitigating interest or exchange rate risks); sell or transfer title to operating assets; pay dividends and distributions; engage in mergers and consolidations; amend agreements material to the operations of the borrower and co-debtors; enter into any financial or operating lease obligation with an option to purchase in an aggregate amount of over COP $85,000,0000,0000; change our fiscal year reporting; engage in certain transactions with affiliates; enter into any joint venture or similar agreements. For purposes of the Syndicated Loan, EBITDA is calculated as income from sales and services, less (i) sales and production costs, less (ii) operating expenses, less (iii) administrative expenses, plus (iv) depreciation, plus (ii) amortizations, plus (iii) provisions, and less (iv) portfolio write-offs.

The Syndicated Loan also contains change-of-control provisions and certain customary affirmative covenants and events of default. The Syndicated Loan also requires compliance with the following ratios: (i) a pro forma consolidated debt of the borrower and the co-debtors to pro forma consolidated EBITDA for the last twelve months of the borrower and co-debtors ratio (“Syndicated Loan Debt/EBITDA Ratio”) of 3.5 or less, measured every June 30 and December 30; (ii) a short-term leverage ratio (the “Syndicated Loan Short-Term Leverage Ratio Covenant”) (calculated as the pro forma consolidated short-term debt of the borrower and the co-debtors divided by pro forma consolidated EBITDA for the last twelve months of the borrower and co-debtors) of less than 1.0, calculated at the end of each semester; and (iii) an EBITDA interest coverage ratio (the “Syndicated Loan Interest Coverage Ratio”) (calculated as the pro forma consolidated EBITDA for the last twelve months of the borrower and co-debtors divided by the pro forma consolidated financial expenses of the borrower and the co-debtors) of greater than or equal to 3.0, calculated at the end of each semester.

The Syndicated Loan establishes that, in the event of breach of covenants by the debtor, the lenders shall be entitled to declare early maturity of the debts.

Syndicated Loan Waiver

On May 2, 2023, we entered into the Syndicated Loan Waiver Agreement which relates to certain covenant noncompliance under the Syndicated Loan. Pursuant to the terms of the Syndicated Loan, we informed the lenders that the following events of defaults have occurred and were continuing as of the date of the of the Syndicated Loan Waiver Agreement (collectively, the “Specified Syndicated Loan Defaults”):

(i)	the event of default arising as a result of the Syndicated Loan Debt/EBITDA Ratio for the twelve months ending December 31, 2022 being in excess of 3.50:1.00, in default of the applicable covenant set forth in the Syndicated Loan (the “Syndicated Loan Debt/EBITDA Ratio Covenant”);

(ii)	the event of default arising as a result of the Syndicated Loan Interest Coverage Ratio for the twelve months ending December 31, 2022 being less than 3.00:1.00), in default of the applicable covenant set forth in the Syndicated Loan (the “Syndicated Loan Interest Coverage Ratio Covenant”);

(iii)	the event of default arising as a result of the Syndicated Loan Short-Term Leverage Ratio being in excess of 1.00:1. as at December 31, 2022, in default of the covenant set forth in the Syndicated Loan (the “Syndicated Loan Short-Term Leverage Ratio Covenant”); and

(iv)	the event of default arising as a result of our failure to deliver to the lenders, within the time period specified in the Syndicated Loan, written notice of the events of default described in the foregoing clauses (i) through (iii) as required by the Syndicated Loan.

Pursuant to the Syndicated Loan Waiver Agreement, the lenders (a) with effect from December 31, 2022, waived the Specified Syndicated Loan Defaults, (b) prospectively waived our potential non-compliance by with the Syndicated Loan Debt/EBITDA Ratio Covenant as at June 30, 2023, so long as the ratio calculated pursuant to the Syndicated Loan Debt/EBITDA Ratio Covenant as at such dates does not exceed 4.50:1.00, (c) prospectively waived our potential non-compliance with the Syndicated Loan Interest Coverage Ratio Covenant as at June 30, 2023, so long as the ratio calculated pursuant to the Syndicated Loan Interest Coverage Ratio Covenant as at such dates is not less than 1.80:1.00, and (d) prospectively waived our potential non-compliance with the Syndicated Loan Short-Term Leverage Ratio Covenant as at June 30, 2023, so long as the ratio calculated pursuant to the Syndicated Loan Short-Term Leverage Ratio Covenant as at such dates does not exceed 1.60:1.00.

The foregoing summary of the Syndicated Loan Waiver Agreement is qualified in its entirety by the full text of the Syndicated Loan Waiver Agreement, which is filed as Exhibit 4.17 to this Annual Report.

As a result of our noncompliance with the aforementioned covenants, the approximately $19.7 million unpaid principal balance previously classified as non-current borrowings has been reclassified to current borrowings within the consolidated financial statements included in this Annual Report.

Other Term Loans

The table below summarizes the terms of our other term loans as of December 31, 2022.

Currency	Range of Interest	Maturity Year	Outstanding Balance for the year ended December 31, 2022
			(in thousands of U.S. dollars)
COP	IBR+ 5.0%, DTF+ 3%, 13.99%-25.3%	2022-2025	$9,549
COP	IBR+2.25%-10.2%	2022-2025	$21,267
SOL	8.0% - 12.79% (Fixed)	2022-2024	$6,837
REAIS	9.84% - 18% N.A.	2023-2024	$2,176
USD	SOFR+ (4.80%-5.80%)	2023	$23,454
USD	6.36%-16.8%	2022-2025	$32,437
Total			$95,720

In June 2022, Procaps, S.A. entered into the Additional Loan Agreement with a lender to borrow approximately $8.7 million. The Additional Loan Agreement contained certain financial ratio covenants.

As of December 31, 2022, we were not in compliance with certain of the covenants. On March 28, 2023, we entered into a waiver with the lender where the lender agreed to (i) waive our noncompliance with the covenant as of December 21, 2022 and (ii) prospectively waive our potential noncompliance with the covenants as of, June 30, 2023.

As a result of our noncompliance as of December 31, 2022, the $4,490 unpaid principal balance previously classified as a non-current borrowings under the credit agreement has been reclassified to current borrowings within the consolidated financial statements included in this Annual Report.

Lease Liabilities

We had $34.2 million of lease liabilities as of December 31, 2022.

Factoring Obligations

We have accounts receivable factoring arrangements with non-related third-party financial institutions (the “Factors”). Pursuant to the terms of the arrangements, we sell to the Factors certain of our accounts receivable balances on a non-recourse basis for credit approved accounts. An administrative fee per invoice is charged on the gross amount of accounts receivables assigned to the Factors, and interest is calculated based on an annual average variation of USD LIBOR and Colombian DTF, as well as fixed rates, ranging from approximately 7.2% in USD denominated arrangements to approximately 24.6% in COP denominated arrangements. The total amount factored on a non-recourse basis and excluded from accounts receivable was $2.3 million as of December 31, 2022.

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

Effective as of September 29, 2021, immediately after the Closing of the Business Combination, the IFC Put Option Agreement and the Hoche Put Option Agreement were terminated and cancelled. The termination of the put option agreements resulted in the reclassification of the associated liabilities into the Company’s equity, along with a loss in income statement as the difference between such associated liabilities and the fair value of a portion of the Ordinary Shares received by IFC and Hoche as part of the Business Combination. The one-time loss on termination of such put options in the amount of $35.9 million aligns the carrying value of such put options on the termination date to the fair value of the Ordinary Shares issued.

Bank Overdrafts

We have overdraft facilities available that we use to support our cash management operations. We had approximately $0.1 million of overdrafts and credit card liabilities outstanding as of December 31, 2022.

Senior Notes

On November 12, 2021, the Company closed a private placement offering of $115.0 million aggregate principal amount of 4.75% guaranteed senior notes issued by Procaps, S.A., a subsidiary of the Company, due November 12, 2031, pursuant to a note purchase and guarantee agreement (the “NPA”) entered into on November 5, 2021 with The Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Healthspring Life & Health Insurance Company, Inc. and Cigna Health and Life Insurance Company Inc.

The Senior Notes are the senior unsecured obligations of Procaps, S.A. and unconditionally guaranteed by the Company and the following subsidiaries of the Company: Crynssen, Procaps, S.A., Diabetrics Healthcare, Pharmayect S.A., Procaps, S.A. de C.V., Biokemical, S.A. de C.V., Colbras Indústria e Comércio Ltda., and Sofgen Pharmaceuticals LLC.

The Senior Notes were issued in a single tranche, with a final maturity of 10 years and a principal amortization schedule of five annual equal payments commencing on the sixth anniversary of the closing (i.e. years 6 to 10), resulting in a weighted average life of 8 years. We used the net proceeds from the issuance of the Senior Notes primarily to repay certain of its and its subsidiaries existing indebtedness in full (including the syndicated loans granted by Banco de Sabadell S.A. Miami Beach and Banco de Crédito del Perú), as well as for general corporate purposes.

In connection with the expected closing of the Acquisition and associated borrowings under the Credit Agreement (as described below), we intended to prepay in full the Senior Notes, together with interest accrued thereon to the date of such prepayment and the make-whole amount determined for the date of such prepayment pursuant to the NPA (the “Notes Payoff”). We previously expected that the closing of the Acquisition would occur on October 14, 2022, and accordingly, pursuant to the requirements of the NPA, delivered advance notice to the noteholders of the Notes Payoff to occur on such date. As a result of a delay and subsequent termination in the closing of the Acquisition, the expected borrowing under the Credit Agreement did not occur, and we were unable to complete the Notes Payoff on the date scheduled, which technically constituted an event of default under the NPA. The noteholders informed us that they would not exercise any rights or remedies under the NPA due to such technical default pending entry into an amendment to the NPA formally waiving such default, and we and the noteholders executed temporary waivers in connection therewith. On November 1, 2022, we and the noteholders entered into an amendment to the NPA (the “NPA Amendment”), formally waiving the technical default and which also (i) provided us with the ability, until November 30, 2022, to prepay the Senior Notes with two business days’ notice, (ii) provided that the make-whole amount under the NPA shall in no case be less than USD 1,488,204.60, and (iii) provided that, if the Notes Payoff did not occur on or prior to November 30, 2022, a waiver fee of 3.75% per annum on the outstanding principal amount of Senior Notes outstanding shall (a) accrue from (and including) October 14, 2022 and (b) be payable to the noteholders on the 12th day of February, May, August and November in each year (commencing on February 12, 2023), on the maturity date of such Senior Note and on each other date on which interest on such Senior Note is due and payable in accordance with the terms of the NPA and such Senior Note. The Notes Payoff did not occur on or prior to November 30, 2022, therefore triggering the 3.75% per annum waiver fee on the outstanding principal amount of Senior Notes, raising the interest rate from 4.75% to 8.50%.

Covenants

The Senior Notes contain change-of-control provisions pertaining to Procaps, S.A. and certain customary affirmative and negative covenants and events of default. In addition, the Senior Notes require us, Procaps, S.A., and the other obligors thereunder to comply with the following financial ratios: (i) consolidated total debt of the Company, Procaps, S.A., and the other obligors thereunder to consolidated EBITDA for the last twelve months (the “NPA Debt/EBITDA Ratio”) of 3.50:1.00 or less, measured at certain quarterly determination dates and (ii) an EBITDA interest coverage ratio (the “NPA Interest Coverage Ratio”) (calculated as the consolidated EBITDA for the last twelve months of the Company, Procaps, S.A., and the other obligors thereunder divided by the consolidated interest expenses of the Company, Procaps, S.A., and the other obligors thereunder) in excess of, or equal to, 3.00:1.00, calculated at certain dates of determination.

The Senior Notes also contain covenants that, among other things, restrict, subject to certain exceptions, the ability of the Company, Procaps, S.A. and the other obligors thereunder to change lines of business; incur additional secured indebtedness; permit subsidiaries to incur additional indebtedness; sell or transfer title to operating assets; pay dividends and distributions; engage in mergers and consolidations; create liens on assets; guarantee, indemnify or assume the liabilities of third parties; change our fiscal year reporting; or engage in certain transactions with affiliates. In addition, the Senior Notes contain a covenant that incorporates into the Senior Notes any more restrictive financial, affirmative or negative covenants, information reporting requirements or events of default from any other credit facilities in excess of $25,000,000 (including from the Syndicated Loan facility, as in effect on February 28, 2022, see “Liquidity and Capital Resources—Syndicated Loan”) entered into by the Company, Procaps, S.A., or any of our subsidiaries. For purposes of the Senior Notes, EBITDA is calculated as income from sales and services, less (i) sales and production costs, less (ii) operating expenses, less (iii) administrative expenses, plus (iv) depreciation, plus (ii) amortizations, plus (iii) provisions, and less (iv) portfolio write-offs.

Senior Notes Waiver

On March 31, 2023, we entered into the NPA Waiver Agreement which relates to certain covenant noncompliance under the NPA. Pursuant to the terms of the NPA, we informed the Noteholders that the following events of defaults have occurred and were continuing as of the date of the of the NPA Waiver Agreement (collectively, the “Specified NPA Defaults”):

(v)	the event of default arising as a result of the NPA Debt/EBITDA Ratio for the twelve months ending December 31, 2022 being in excess of 3.50:1.00, in default of the applicable covenant set forth in the Syndicated Loan (the “NPA Debt/EBITDA Ratio Covenant”);

(vi)	the event of default arising as a result of the NPA Interest Coverage Ratio for the twelve months ending December 31, 2022 being less than 3.00:1.00, in default of the applicable covenant set forth in the Syndicated Loan (the “NPA Interest Coverage Ratio Covenant”);

(vii)	the event of default arising as a result of the short-term leverage being in excess of 1.00:1.00 as at December 31, 2022, in default of the covenant described in, and incorporated into the NPA pursuant to, that certain Most Favored Lender Notice dated April 7, 2022 and delivered to the Noteholders on or about such date (the “NPA Short-Term Leverage Ratio Covenant”); and

(viii)	the event of default arising as a result of our failure to deliver to the Noteholders, within the time period specified in the NPA, written notice of the events of default described in the foregoing clauses (i) through (iii) as required by the NPA.

Pursuant to the NPA Waiver Agreement, the Noteholders (a) with effect from December 31, 2022, waived the Specified NPA Defaults, (b) prospectively waived our potential non-compliance by with the NPA Debt/EBITDA Ratio Covenant as at March 31, 2023, June 30, 2023 and September 30, 2023, so long as the ratio calculated pursuant to the NPA Debt/EBITDA Ratio Covenant as at such dates does not exceed 4.00:1.00, (c) prospectively waived our potential non-compliance with the NPA Interest Coverage Ratio Covenant as at March 31, 2023, June 30, 2023 and September 30, 2023, so long as the ratio calculated pursuant to the NPA Interest Coverage Ratio Covenant as at such dates is not less than 2.20:1.00, and (d) prospectively waived our potential non-compliance with the NPA Short-Term Leverage Ratio Covenant as at March 31, 2023, June 30, 2023 and September 30, 2023, so long as the ratio calculated pursuant to the NPA Short-Term Leverage Ratio Covenant as at such dates does not exceed 1.60:1.00.

The foregoing summary of the NPA Waiver Agreement is qualified in its entirety by the full text of the NPA Waiver Agreement, which is filed as Exhibit 4.18 to this Annual Report.

As a result of our noncompliance with the aforementioned covenants, the $115 million unpaid principal balance previously classified as non-current borrowings has been reclassified to current borrowings within the consolidated financial statements included in this Annual Report.

The table below sets forth the outstanding balance and certain other information on the Senior Notes as of December 31, 2022.

	Currency	Range of Interest	Maturity Year	Outstanding Balance as of December 31, 2022
The Prudential Insurance Company of America	USD	8.50% (Fixed)	2031	$60,020
Prudential Annuities Life Assurance Corporation	USD	8.50% (Fixed)	2031	$29,980
Healthspring Life & Health Insurance Company, Inc	USD	8.50% (Fixed)	2031	$18,350
CIGNA Health and Life Insurance Company	USD	8.50% (Fixed)	2031	$6,650
Total				$115,000

Bridge Facility

On October 11, 2022, the Company and certain of its subsidiaries entered into a credit agreement with Bank of New York Mellon, as administrative and collateral agent (collectively, the “Agent”), BofA Securities, Inc. (“BofA Securities”), JPMorgan Chase Bank, N.A. (“JPMorgan”) and Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”, and together with BofA Securities and JPMorgan, the “Joint Lead Arrangers and Bookrunners”), as the joint lead arrangers and bookrunners, and the lenders from time to time party thereto (the “Bridge Credit Agreement”) to finance the cash portion of the purchase price of the Acquisition, to pay fees and expenses related to the Bridge Facility, to prepay, refinance and/or redeem certain existing indebtedness, and to the extent any proceeds remained after applying to the foregoing, to use for working capital and other general corporate purposes. The Credit Agreement terms are consistent with the terms of the Commitment Letter. The Credit Agreement provided for a bridge loan of up to $485 million (the “Bridge Facility”), which would have been guaranteed by each existing and future direct and indirect material subsidiary of the Company, and the target entities subject to the Acquisition and each of their subsidiaries upon the closing of the Acquisition.

In connection with the termination of the Acquisition, we advised the Joint Lead Arrangers and Bookrunners under the Bridge Facility of our desire to terminate the Bridge Facility and related documentation and pay all outstanding obligations owing thereunder, and on January 10, 2023, the Company and certain of its subsidiaries, the Agent, the Joint Lead Arrangers and Bookrunners, J.P. Morgan Securities LLC (“JPMorgan Securities”), Morgan Stanley & Co. LLC (“Morgan Stanley & Co”) and the lenders party thereto entered into a termination letter in connection therewith (the “Termination Letter”). Pursuant to the Termination Letter, (i) each of the loan documents in connection with the Bridge Facility, (ii) the Commitment Letter dated as of May 16, 2022 among Bank of America, N.A. (“Bank of America”), the Joint Lead Arrangers and Bookrunners and the Company and (iii) the Engagement Letter dated as of May 16, 2022 among Bank of America, BofA Securities, JPMorgan Securities, Morgan Stanley & Co and the Company, were terminated and all outstanding obligations owed by the Company thereunder were paid in full in the amount of $5,719,426.58.

Contractual Obligations and Commitments

A summary of our enforceable and legally binding obligations as of December 31, 2022 are set forth in the following table. Some of the amounts included in this table are based on management’s estimates and assumptions about these obligations, including the duration, the possibility of renewal, anticipated actions by third parties and other factors. Because these estimates and assumptions are necessarily subjective, the enforceable and legally binding obligations actually paid in future periods may vary from the amounts reflected in the table.

	As of December 31, 2022
(U.S. dollars in thousands)	2023	2024-2025	2026-2027	After 2027	Total
Long-term debt obligations(1)	276,203	3,642	563	-	280,408
Finance lease obligations(2)	11,174	6,629	5,962	22,236	46,001
Trade and other payables	90,187				90,187
Amounts owed to related parties	2,914	-	-	-	2,914
Total	380,258	10,271	6,525	22,236	419,290

(1)	Represents gross maturities of our long-term debt obligations, excluding finance lease obligations as of December 31, 2022, including the interest payments. Estimated future interest payments on our variable-rate debt obligations were calculated using the interest rates in effect as of December 31, 2022. As a result of our noncompliance with certain debt ratio covenants as of December 31, 2022, $139,155 is reflected as payable in 2023 and classified as a current liability. Refer to the disclosure above regarding the Waivers as well as Notes 19, 2.1 and 28 in the Annual Audited Consolidated Financial Statements included in this Annual Report for further details regarding the noncompliance and the Waivers.

(2)	Represents maturities of our finance lease obligations included within long-term debt as of December 31, 2022, including interest payments. Estimated future interest payments on our variable-rate debt obligations were calculated using the interest rates in effect as of December 31, 2022.

Deferred tax liabilities were $4.0 million as of December 31, 2022. This amount is not included in the contractual obligations table above because we believe this presentation would not be meaningful. Deferred tax liabilities are calculated based on temporary differences between the tax basis of assets and liabilities and their book basis, which will result in taxable amounts in future years when the book basis is settled. The results of these calculations do not have a direct connection with the amount of cash taxes to be paid in any future periods. As a result, scheduling deferred tax liabilities as payments due by period could be misleading because this scheduling would not relate to liquidity needs.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our R&D activities are directed primarily toward the development of new products for corporate brands and development services for third parties, as well as the improvement of our manufacturing processes and delivery technologies. Our R&D platform is decentralized with research centers in Colombia (Barranquilla and Bogotá), Brazil (Cotia, SP); and Florida, USA (West Palm Beach). We employ over 300 scientists, technicians and skilled personnel in R&D and innovation. Our main R&D hub at Barranquilla, Colombia, employs over 280 scientists, technicians and skilled personnel in processes such as formulation, analytical, manufacturing, packaging, as well as technological innovation related to ingredients, formulas and equipment.

Our corporate culture focuses on innovation and R&D. We rely on a combination of know-how, trade secrets, patents, copyrights, trademarks, and other intellectual property, nondisclosure and other contractual provisions, and technical measures to protect a number of our products, services, processes and intangible assets.

We have applied in Colombia, the United States and certain other countries for registration of a number of trademarks, service marks, and patents, some of which have been registered and issued, and also hold common law rights in various trademarks and service marks.

For more information, see “Item 4: Information on the Company.”

D. TREND INFORMATION

Impact of COVID-19

The consequences from the COVID-19 pandemic have continued to affect Latin America through 2022 and 2021, including the pharmaceutical industry. We believe pharmaceutical companies which offered positive solutions to consumer demands during the COVID-19 pandemic continue to thrive in both local and regional markets. The personal physician workforce has begun to return to work after periods of quarantine, resulting in an increased demand for Rx drugs during part of the year ended December 31, 2022, in particular for those related to chronic and certain acute therapies. Sales of COVID-19 related products declined to pre-pandemic levels during 2022, and other sales of non-COVID-19 related products increased during the year ended December 31, 2022, such as OTC pharmaceutical products. Although supplements and analgesics continued to thrive, Clinical Specialties products such as anesthetics and anticoagulants have experienced a decline in sales during 2022.

In-person physician consultations have returned to pre-pandemic levels during 2022, with much focus on medical training. In-person meetings and events involving physician groups and associations began in Colombia during the first half of 2021 through in-person medical events, allowing us to exhibit our brands more effectively. These events were primarily initiated regionally but have an international presence. Nonetheless, continuous efforts to deploy new technologies such as tele-health and other innovative technological solutions are a priority, for enabling open and better ways of communication between patients and doctors.

Despite these challenges, we believe our ability to respond to the changes in consumer demand during the COVID-19 pandemic and its aftermath, efforts to maintain close communications with physicians, and our reinforcement of key brands has allowed us to increase our market share of certain Farma Procaps and Colmed OTC products during 2022 in terms of total sales within product category.

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

We have invested $18.1 million, $16.0 million and $15.8 million in R&D for the years ended December 31, 2022, 2021 and 2020, respectively,

For more information, see “Item 4: Information on the Company.”

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

Fast Growing Pharmaceuticals Market in Latin America

We participate in the global pharmaceutical and biotechnology industry, which has been estimated to generate more than $1 trillion in annual revenue over the next eight years following 2020, including, but not limited to, the prescription drug and biologic sectors as well as consumer health, which includes the OTC and vitamins and nutritional supplement sectors. Innovative pharmaceuticals continue to play a critical role in the global market, while the share of revenue due to generic drugs and biosimilars is increasing in both developed and developing markets. Sustained developed market demand and rapid growth in emerging economies such as Latin America is driving the consumer health product growth rate to more than double that for pharmaceuticals. Payors, both public and private, have sought to limit the economic impact of pharmaceutical and biologics product demand through greater use of generic and biosimilar drugs, access and spending controls, and health technology assessment techniques, favoring products that deliver truly differentiated outcomes. Additionally, we believe the demand for innovative delivery systems will increase due to growing healthcare expenditures globally and the implementation of government reforms to improve the regulatory environment in Latin America and intellectual property protection.

Large and Fast-growing CDMO (Contract Manufacturing Organization) Market

We participate in the CDMO market which, according to independent third-party industry reports, is estimated to continue its growth of 6.4% over the next four years. It is also estimated that outsourced pharmaceutical manufacturing will continue its growth of 6.5% over the next four years. We believe there is a high potential to increase outsourced pharmaceutical manufacturing worldwide since only approximately 26% of global pharmaceutical manufacturing being outsourced. The CDMO industry is highly fragmented, with the top 10 manufacturers holding less than a 20% market share in terms of revenue, creating opportunities for inorganic growth through consolidation and entry into adjacent markets.

Healthcare Expenditures

We participate in global pharmaceutical and biotechnology industry; healthcare expenditure in Latin America is expected to outgrow other markets, including the European and American pharmaceutical and biotechnology markets. We believe this increase in expenditure is primarily driven by an increasing middle class across Latin America coupled with a rapidly aging population, with the percentage of individuals over 65 years of age expected to increase from 6% in 2020 to 21% by 2050.

Foreign Exchange Rates

Our operating network is global, and, as a result, we have substantial revenues and operating expenses that are denominated in currencies other than the U.S. dollar, the currency in which we report our financial results, and are therefore influenced by changes in currency exchange rates. For the years ended December 31, 2022 and 2021, approximately 55% and 48% of our revenue, respectively, was generated in currencies other than the U.S. dollar. Functional foreign currencies for certain regional markets such as the Colombian Peso and Brazilian Real, where we have significant operations, have experienced significant decrease in value when compared with the U.S. dollar in 2022 and for the year ended December 31, 2021, as a result of several factors, such as the COVID-19 pandemic, which caused economic distress in those regional markets, significant fluctuation in oil prices, supply chain challenges, and the political climate and uncertainty in such markets. As a result, the devaluation of the Colombian Peso and Brazilian Real had a negative impact on our results of operations for the years ended December 31, 2022 and 2021.

E. CRITICAL ACCOUNTING ESTIMATES.

For discussion on our critical accounting estimates see Note 4 “Critical accounting judgements and key sources of estimation uncertainty” in our Annual Audited Consolidated Financial Statements, included elsewhere in this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

A. Directors and Senior Management

Set forth below is information concerning our current officers and directors. Our executive officers are appointed by the board of directors to serve in their roles. Each executive officer is appointed for such term as may be prescribed by the board of directors or until a successor has been chosen and qualified or until such officer’s death, resignation or removal. The business address for each director is provided below.

Name	Age	Position Held	Committees
Ruben Minski(1)	71	Chairman of the Board	Mergers and Acquisitions
Jose Minski(2)	64	Director	Mergers and Acquisitions (Chair)
Alberto Eguiguren Correa(3)	58	Director
Luis Fernando Castro(4)	56	Director	Compensation (Chair), Nominating (Chair) and Audit
Alejandro Weinstein(5)	65	Director
Kyle P Bransfield(6)	38	Director	Mergers and Acquisitions and Audit
David Yanovich(7)	52	Director	Compensation, Nominating and Audit (Chair)

(1)	The business address of Mr. Ruben Minski is Calle 80 No. 78B-201, Barranquilla, Atlántico, Colombia.

(2)	The business address of Mr. Jose Minski is 21500 Biscayne Boulevard, Suite 600, Aventura, Florida 33180.

(3)	The business address of Mr. Eguiguren is Avenida El Bosque Norte 0177, Oficina 1102, Las Condes, Santiago, Chile.

(4)	The business address of Mr. Castro is Calle 77 No.59-35, Centro Empresarial Las Americas 3, Oficina 1303, Barranquilla, Atlántico, Colombia.

(5)	The business address of Mr. Weinstein is 21 Chesham Place, SW1XHG, London, United Kingdom.

(6)	The business address of Mr. Bransfield is 1425 Brickell Ave., #57B, Miami, FL 33131.

(7)	The business address of Mr. Yanovich is Calle 80 No. 78B-201, Barranquilla, Atlántico, Colombia.

Background of Our Directors

The following is a brief biography of each of our directors:

Ruben Minski. Mr. Ruben Minski has been our founder and Chief Executive Officer since 1976. Mr. Ruben Minski received a Chemical Engineering degree from Northeastern University in Boston, Massachusetts. He also participated in the Owners/President Management program at the Harvard Business School, and the CEOs’ II: The Next Step in Strategic Management and the CEOs’ Management Programs at Northwestern University’s Kellogg School of Management. Currently, he is a member of our board of directors and the board of directors of Crynssen, Union, Gelco S.A.S., Descafeinadora Colombiana S.A. — Descafecol and Endeavor Colombia. Ruben Minski is the brother of Jose Minski, a member of our board of directors and Chairman of our Merger and Acquisition Committee.

Jose Minski. Mr. Jose Minski holds a BS in Management Engineering from Worcester Polytechnic Institute and a Certificate in Mergers and Acquisitions from Northwestern University’s Kellogg School of Management. He has more than 35 years of experience working in the health, wellness and consumer goods sectors. He is a co-founder of WM Partners LP, a middle-market private equity firm focused on the health and wellness industry. He is a member of our board of directors and Chairman of the Merger and Acquisition Committee. Mr. Minski also serves on the boards of directors of Gelco S.A.S. and Descafeinadora Colombiana S.A. — Descafecol. He previously served as Chief Executive Officer of Nutranext LLC. Jose Minski is the brother of Ruben Minski, our Chief Executive Officer and Chairman of our board of directors.

Alberto Eguiguren Correa. Mr. Eguiguren currently is partner at Russi & Eguiguren SpA, a law firm offering broad experience in legal counsel to local and international clients, such as multinational corporations, private equity firms, and private investors doing business with or in Chile, a role which he has held since 2002. He also currently serves a director on the board of directors of Sonda S.A., Aguas Nuevas S.A., Aguas Atacama S.A., Aguas Décima S.A. and Medismart S.A. He previously served on the board of Walmart Chile S.A., CFR Pharmaceuticals S.A., Laboratorio Chile S.A. and Clínica Las Condes S.A, amongst others. Prior to his time at Russi & Eguiguren SpA, he was a partner at Carey y Cía Limitada, and as an attorney in the U.S. with Cleary, Gottlieb, Steen & Hamilton and Brobeck, Phleger & Harrison. He received a Master’s in Commercial Law from Duke University School of Law and a Licentiate in Legal Sciences at Catholic University of Chile.

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

Alejandro Weinstein. Mr. Weinstein holds a Business Administration degree from the Universidad Catolica de Chile and participated in the Owner/President Management Program at Harvard Business School. He is a Certified Public Auditor and accountant and has more than 30 years of experience in the healthcare and wellness industries, both operating and investing. He is a co-founder of WM Partners LP, a middle-market private equity firm focused on the health and wellness industry. He is also an investor and General Partner of Olive Tree Venture (OTV), an Israel based venture capital fund, as well as investor and Principal of Vanterra Capital. Mr. Weinstein also serves on our board of directors and several private companies. Previously, Mr. Weinstein served as Chief Executive Officer of CFR Pharmaceuticals S.A. (“CFR”) for 10 years. As Chief Executive Officer of CFR, he transformed CFR from a local Chilean pharmaceutical company into a global pharmaceutical player. Mr. Weinstein has been involved in several exit transactions and has extensive M&A transaction experience.

Kyle P. Bransfield. Mr. Bransfield is the founder of Union Acquisition Group and has served as its Chief Executive Officer and director since inception. He has also served as director and Chief Executive Officer of Union Acquisition Corp, and Union Acquisition Corp. II, leading the companies through successful mergers with Bioceres Crop Solutions (NASDAQ: BIOX) and Procaps Group (NASDAQ: PROC) in March 2019 and September 2021, respectively. Mr. Bransfield currently serves on the board of Procaps Group and sits on the mergers and acquisitions committee. Following Lightjump Acquisition Corp’s successful business combination with Moolec Science Ltd. (NASDAQ: MLEC) in December 2022, Mr. Bransfield now serves as a board member on the compensation and audit committees. Mr. Bransfield was a Partner at Exos Technology Financial Partners, where he established a SPAC Asset Management business through the formation of Exos SPAC Opportunities I and the Morgan Creek-Exos SPAC+ Fund. Mr. Bransfield has over 16 years of experience in direct equity and debt private markets principal investing, public markets portfolio management, capital raising, and investment banking. Prior to joining Exos, Mr. Bransfield was a partner at Atlantic-Pacific Capital, leading the firm’s global direct private placement and structured investment activities from 2015 to 2019. Prior to Atlantic-Pacific, Mr. Bransfield was an investment banker in Sagent Advisors’ Private Financing Solutions Group from 2014 to 2015. Prior to Sagent, Mr. Bransfield spent five years as a Principal and General Partner at CS Capital Partners, a Philadelphia-based multi-family office focused on alternative investments. Mr. Bransfield began his career in the Mergers & Acquisitions Group at Stifel Nicolaus Weisel and received a B.S. in Business Administration from American University.

David Yanovich. Mr. Yanovich holds a master’s degree in Economics from the London School of Economics and a BS in Industrial Engineering from Universidad de Los Andes in Colombia. He has more than 25 years of experience in investment banking and project structuring, particularly in the mining and energy industries. He currently serves as President at Cerrito Capital S.A.S, an advisory, consulting and investment banking firm focused on the Colombian market. He previously served as General Manager at Colgener S.A. and as Director of Investment Banking at Corfivalle. He currently serves as a director on the boards of Oleoducto Central S.A, Proterra S.A., Crynssen Pharma Group Ltd, and Grupo de Inversiones Suramericana (Grupo Sura). He also volunteers his time and is involved as a director of the Best Buddies Foundation in Colombia.

Our Senior Management

Our senior management oversees our day-to-day operations to ensure that our overall strategic objectives are implemented and reports to our board of directors. The names, ages, and current positions of our current senior management team are listed in the table below. For biographical information concerning Mr. Ruben Minski, see “—Background of Our Directors” above. The business address for our senior management team is Calle 80 No. 78B-201, Barranquilla, Atlántico, Colombia.

Name	Age	Position Held
Ruben Minski	71	Chief Executive Officer (CEO)
Dr. Camilo Camacho	49	Chief Operations Officer (COO)
Patricio Vargas Muñoz	50	Chief Financial Officer (CFO)
Carlos Piocuda Russo	38	Vice-President of Corporate Finance
Grethel Moreno Romero	59	Vice-President of Audit and Internal Controls
Marcela Carvajalino Pagano	56	Vice-President of Corporate and Legal Affairs
Mauricio Castañeda Caballero	46	Vice-President of Human Resources
Luis Alberto Palacios Aragon	59	Vice-President of International Marketing and R&D

Dr. Camilo Camacho. Dr. Camacho has served as our Chief Operating Officer since April 2021. Prior to joining Procaps, Dr. Camacho served as General Manager at Abbott Laboratories’ Established Pharmaceutical Division (EPD) of the Colombia region from 2014 to 2018 and of the North Latin America region from 2018 to 2021. There he led the integration of Abbott Laboratories in Colombia after its acquisition of CFR Pharmaceuticals, and after Laboratorio Franco Colombiano Lafrancol S.A.S. (“Lafrancol”) was acquired by CFR Pharmaceuticals in Colombia. Previously he worked for CFR Recalcine Colombia as a General Manager, Lafrancol as Vice President and Novartis de Colombia as Product Manager. He received his Medical Degree from the Escuela Colombiana de Medicina, Colombia, a Specialist in Pharmacology from the Universidad Nacional de Colombia, and an MBA from the INALDE Business School Colombia.

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

In addition to our executive officers and our senior management team, each of our business segments (NextGel, Procaps Colombia, CAN, CASAND and Diabetrics) is managed by a Vice-President that reports directly to the COO.

B. COMPENSATION

Compensation of Directors

Each non-employee member of our board of directors receives compensation in the amount of $ 56,000 per annum. Members of our board of director who also serve as an officer of the Company do not receive any additional compensation with respect to their role as a director.

In February 2023, Jose Minski and Alejandro Weinstein renounced their compensation to be received by them for serving as Directors for the fiscal year ended December 31, 2023. The Board of Directors intends to submit these renunciations to the next general meeting of shareholders of the Company for acknowledgement.

Compensation of Executive Officers and Senior Management Team

For the years ended December 31, 2022, 2021 and 2020, our executive officers and senior management team received an aggregate compensation of approximately $3.6 million, $3.0 million (including a special bonus paid in connection with the Closing of the Business Combination and the listing of the Ordinary Shares on the Nasdaq), and $2.0 million, respectively. The aggregate compensation paid directly or indirectly to our executive officers and senior management team consists of: (i) wages paid by our subsidiary, Procaps Group S.A.; (ii) consulting fees paid to certain of Procaps’ executive officers and senior management team members by Horslig GMBH or Pharminter GMBH, indirect subsidiaries of Procaps; and (iii) employee benefits.

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

C. BOARD PRACTICES

Our board of directors consists of seven directors, including five independent directors. Our board of directors also has an independent audit committee, nominating committee and compensation committee. Alejandro Weinstein, Kyle P Bransfield, Luis Fernando Castro, Alberto Eguiguren Correa and David Yanovich are “independent directors,” as defined in Nasdaq listing standards and applicable SEC rules.

Board Committees

We have established four committees under the board of directors: an audit committee, a compensation committee, a nominating committee and a mergers and acquisitions committee. Each committee’s functions are described below. For information on the members and chairs of each committee see “—Directors and Senior Management” above.

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

Our audit committee consists of David Yanovich, as Chairman and Kyle Bransfield and Luis Fernando Castro, as members. Each qualifies as an independent director according to the rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, all of the audit committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules and at least one of the members qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. The written charter for the audit committee, is available on our website. The reference to our website address in this Annual Report does not include or incorporate by reference the information on our website into this Annual Report.

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

Our mergers and acquisitions committee consists of Jose Minski, as Chairman and Ruben Minski and Kyle P. Bransfield, as members. The written charter for the mergers and acquisition committee, is available on our website. The reference to our website address in this Annual Report does not include or incorporate by reference the information on our website into this Annual Report.

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

D. EMPLOYEES

As of December 31, 2022, we had more than 5,500 full-time and temporary employees worldwide. Employees in our Rymco (2 employees), Funtrition (4 employees), and Softgel (39 employees) manufacturing facilities are currently represented by industry labor union organizations, representing approximately 0.8% of our total employees. With respect to our technical talent, we employ more than 300 scientists, technicians and skilled personnel in R&D and innovation.

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

The table below sets forth the approximate number of our employees by geographic region as of December 31, 2022.

	South America	Central America	North America	Total
Approximate number of employees as of December 31, 2022	4,677	817	70	5,564

In addition to our executive officers, we rely on the Senior Management team above to lead and direct our business. The members of the Senior Management team hold positions in areas such as corporate finance, audit and internal corporate controls, human resources, corporate legal and regulatory affairs, and marketing and R&D.

E. SHARE OWNERSHIP

The following table shows the beneficial ownership of Ordinary Shares as of May 2, 2023, by:

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

We have based percentage ownership on 112,824,183 Ordinary Shares outstanding as of May 2, 2023.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the Ordinary Shares beneficially owned by them.

Name and Address of Beneficial Owner	Number		Percentage
Executive Officers and Directors:
Ruben Minski(2)	31,338,454	(7)	27. %
Jose Minski(3)	17,960,146	(8)	15.9%
Alberto Eguiguren Correa (4)	-		-
Kyle P. Bransfield(5)	2,047,500	(9)	1.8%
Alejandro Weinstein(6)	15,877,516		14.1%
All directors and executive officers as a group (five individuals)	67,273,616		59.6%

Notes:

(1)	Percentages are based on 112,824,183 Ordinary Shares outstanding as of May 2, 2023.

(2)	The business address of Mr. Ruben Minski is Calle 80 No. 78B-201, Barranquilla, Atlántico, Colombia.

(3)	The business address of Mr. Jose Minski is 21500 Biscayne Boulevard, Suite 600, Aventura, Florida 33180.

(4)	The business address of Mr. Eguiguren is Avenida El Bosque Norte 0177, Oficina 1102, Las Condes, Santiago, Chile.

(5)	The business address of Mr. Bransfield is 1425 Brickell Ave., #57B, Miami, Florida 33131.

(6)	The business address of Mr. Weinstein is 21 Chesham Place, SW1XHG, London, United Kingdom.

(7)	Represents shares held by the Sognatore Trust, which holds shares for Bricol International Corp., a company wholly owned by Mr. Ruben Minski, as beneficiary. Includes 4,875,868 Ordinary Shares held in escrow subject to release pursuant to the terms of the Transaction Support Agreement and related escrow agreement.

(8)	Represents shares held by the Simphony Trust, which holds shares for Mr. Jose Minski as beneficiary. Includes 2,794,372 Ordinary Shares held in escrow subject to release pursuant to the terms of the Transaction Support Agreement and related escrow agreement.

(9)

Includes shares held by Union Acquisition Associates II, LLC, an entity controlled by Mr. Bransfield, and PENSCO Trust Company, which holds shares for Mr. Bransfield as beneficiary. Includes 625,000 Ordinary Shares held in escrow subject to release pursuant to the terms of the Transaction Support Agreement and related escrow agreement.

(10)	Represents shares held by Hoche Partners Pharma Holding S.A., an entity controlled by Mr. Weinstein.

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table shows the beneficial ownership of Ordinary Shares as of May 2, 2023 by each person known to by us to be the beneficial owner of more than 5% of the Ordinary Shares.

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

We have based percentage ownership on 112,824,183 Ordinary Shares outstanding as of May 2, 2023.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the Ordinary Shares beneficially owned by them.

Name and Address of Beneficial Owner	Number		Percentage(1)
Five Percent Holders:
Sognatore Trust(2)	31,338,454	(7)	27.8%
Simphony Trust(3)	17,960,146	(8)	15.9%
Deseja Trust(4)	17,960,146	(9)	15.9%
Hoche Partners Pharma Holding S.A.(5)	15,877,516	(10)	14.1%
International Finance Corporation(6)	8,492,427	(11)	7.5%

Notes:

(1)	Percentages are based on 112,824,183 Ordinary Shares outstanding as of May 2, 2023.

(2)	The business address of the Sognatore Trust is Oficina 503A-02, Edificio Quantum (500) Ruta 8 km. 7.500 Zonamérica, Montevideo, Uruguay.

(3)	The business address of the Simphony Trust is 29 Bancroft Mills Road, Wilmington, Delaware 19806.

(4)	The business address of the Deseja Trust is 29 Bancroft Mills Road, Wilmington, Delaware 19806.

(5)	The business address of Hoche Partners Pharma Holding S.A. is 3A, Val Ste Croix, L-1371 Luxembourg, Grand Duchy of Luxembourg.

(6)	The business address of the International Finance Corporation is 2121 Pennsylvania Avenue, NW, Washington DC, 20433.

(7)	Based on a Schedule 13D filed on October 12, 2021. Represents shares held by the Sognatore Trust, which holds shares for Bricol International Corp., a company wholly owned by Mr. Ruben Minski, as beneficiary. Includes 4,875,868 Ordinary Shares held in escrow subject to release pursuant to the terms of the Transaction Support Agreement and related escrow agreement.

(8)	Based on a Schedule 13D filed on October 12, 2021. Represents shares held by the Simphony Trust, which holds shares for Mr. Jose Minski as beneficiary. Includes 2,794,372 Ordinary Shares held in escrow subject to release pursuant to the terms of the Transaction Support Agreement and related escrow agreement.

(9)	Based on a Schedule 13D filed on October 12, 2021. Represents shares held by the Deseja Trust, which holds shares for Mr. Meyer Minski as beneficiary. Includes 2,794,372 Ordinary Shares held in escrow subject to release pursuant to the terms of the Transaction Support Agreement and related escrow agreement.

(10)	Based on a Schedule 13D filed on October 12, 2021. Represents shares held by Hoche Partners Pharma Holding S.A., an entity controlled by Mr. Weinstein.

(11)	Based on a Schedule 13G filed on February 14, 2022.

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

The table below sets forth the entities Procaps has engaged in related party transactions with and their relationship to Procaps.

Related Party	Relationship to Procaps
Promedical S.A.	A Bolivian sociedad anónima owned 50% by the Minski Family and measured as an equity method investment.

Fundación Procaps	A Colombian non-profit entity owned 100% by members of the Minski Family.

Industrias Intercaps de Venezuela	A Venezuelan compañía anónima owned 100% by members of the Minski Family and Hoche.

Originates Inc.	A Florida corporation owned 100% by members of the Minski Family.

Gelco S.A.S.	A Colombian sociedad por acciones simplificada that is 18.75% owned by members of the Minski Family.

Productora de Gelatina S.A.S.	A Colombian sociedad por acciones simplificada that is 18.75% owned by members of the Minski Family.

Laboratorios Vivax Pharmaceutical S.A.	A Venezuelan compañía anónima owned 100% by members of the Minski Family and Hoche.

C.I. Naturmega S.A.	A Colombian sociedad anónima owned 100% by members of the Minski Family. Mostly a supplier.

Simviel S.A.S.	A Colombian sociedad por acciones simplificada owned 100% by a member of the Minski Family.

Pharma Perspectives S.A.	A Costa Rican sociedad anónima owned 100% by members of the Minski Family and Hoche.

Carlton Mega Inversiones S.A.	A Costa Rican sociedad anónima owned 100% by members of the Minski Family and Hoche.

Sognatore Trust	A trust for the benefit of certain members of the Minski Family.

Deseja Trust	A trust for the benefit of certain members of the Minski Family.

Simphony Trust	A trust for the benefit of certain members of the Minski Family.

Union Acquisition Associates II, LLC	A Florida limited liability company controlled by a member of the Board of Directors.

Productora de Gelatina Do Brazil Ltda.	A Brazilian “limitada” company that is 18.75% owned by members of the Minski Family.

Palo Santo Media LLC	A Florida limited liability company owned and controlled by an immediate family member of a member of the Board of Directors.

WM Partners LP	A Florida private equity firm that is 45% owned by members of the Minski Family and 45% owned by a member of the Board of Directors.

Purchase and Sale of Goods and Services and Commercial Operations

Purchase of Goods and Services

Procaps has purchased goods and services in the ordinary course of business in arm’s length transactions under market terms from several related parties. During the years ended December 31, 2022, 2021 and 2020, Procaps purchased goods and services from the following companies: (i) C.I. Naturmega S.A.; (ii) Gelco S.A.S.; (iii) Productora de Gelatina S.A.S.; (iv) Originates Inc.; (v) Simviel S.A.S.; and (vi) Productora de gelatina Do Brazil ltda, (vii) Wm Partners, L. P.; and (viii) Palosanto Media LLC. Such goods and services consisted primarily of the sale of refined fish oil, gelatin and other raw materials. During the years ended December 31, 2022, 2021 and 2020, Procaps has purchased a total of $12.3 million, $10.2 million and $11.3 million in goods and services from these companies, respectively.

Sale of Goods

Procaps has sold goods in the ordinary course of business in arm’s length transactions under market terms to several related parties. During the years ended December 31, 2022, 2021 and 2020, Procaps sold goods to the following companies: (i) Originates Inc.; (ii) C.I. Naturmega S.A., (iii) Promedical S.A, (iv) Industrias Intercaps de Venezuela C.A. (v) Fundación Procaps and (vi) Laboratorios Vivax Pharmaceutical C.A .. Such goods consisted primarily of raw materials. During the years ended December 31, 2022, 2021 and 2020, Procaps has sold a total of approximately $8.0 million, $5.6 million and $5.6 million in goods to these companies, respectively. Amounts previously reported for 2021 and 2020 have been revised to correct for an immaterial misstatement which have no impact on amounts reported in the consolidated financial statements.

Sale of Services

Procaps has sold services in the ordinary course of business in arm’s length transactions under market terms to several related parties. During the years ended December 31, 2022, 2021 and 2020, Procaps sold services to the following companies: (i) Promedical S.A.; (ii) Originest and (iii) CI Naturmega S.A. Such services consisted primarily of technical advisory services. During the years ended December 31, 2022, 2021 and 2020, Procaps has sold a total of approximately $1.034 thousand, $116 thousand and $87 thousand in services to these companies, respectively.

Commercial Operations

Procaps has conducted commercial operations in the ordinary course of business in arm’s length transactions under market terms with several related parties.

During the years ended December 31, 2022, 2021 and 2020, Procaps maintained balances of commercial operations with the following companies, generating accounts receivables by: (i) C.I. Naturmega S.A.; (ii) Industrias Intercaps de Venezuela; (iii) Originates Inc.; (vi) Productora de Gelatina S.A.S.; (v) Pharma Perspectives S.A.; (vi) Carlton Mega Inversiones S.A.; and (vii) Promedical S.A. Such commercial operations consisted primarily of back-office services, leases, technical advisory and sale of finished products and raw materials. During the years ended December 31, 2022, 2021 and 2020, Procaps generated a total of approximately $14.0 million, $12.4 million and $13.4 million in accounts receivables owed by these companies, respectively.

During the years ended December 31, 2022, 2021 and 2020, Procaps conducted commercial operations with the following companies, generating accounts payable to: (i) C.I. Naturmega S.A.; (ii) Fundación Procaps; (iii) Originates Inc.; (iv) Gelco S.A.S.; (v) Productora de Gelatina S.A.S.; (vi) Promedical S.A.; and (viii) Gelco Do Brazil. Such commercial operations consisted primarily of purchase of raw materials, technical advisory and leases. During the years ended December 31, 2022, 2021 and 2020, Procaps generated a total of approximately $2.8 million, $1.3 million and $4.8 million in accounts payable to these companies, respectively.

Related Party Donations, Advances, Long-Term Receivables, Loans and Guarantees

Donations

Procaps S.A. has made donations to Fundación Procaps in the total amount of approximately $0.5 million, $0.4 million and $0.3 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Advances

Procaps periodically advances payments for services to be performed by certain related parties, including Simviel S.A.S. As of December 31, 2022, the total amount outstanding advanced by Procaps to Simviel S.A.S. for services to be performed was $0.

Long-Term Receivables

Procaps sold pharmaceutical products to Industrias Intercaps de Venezuela and Laboratorios Vivax Pharmaceutical S.A. from 2010 through 2015 which, as of the date of this Annual Report, have not been paid. Long-term receivables in connection with such past sales outstanding as of December 31, 2022, owed by Industrias Intercaps de Venezuela and Laboratorios Vivax Pharmaceutical S.A. total approximately $18 million and $5.3 million, respectively. All such amounts have been provisioned for by Procaps. For more information, see Note 29 to our Annual Audited Consolidated Financial Statements included elsewhere in this Annual Report.

Loans

On January 13, 2013, Sognatore made a loan to Procaps on commercially reasonable, arm’s length terms, in the total amount of $13.7 million. All amounts owed under this loan have been paid and as of December 31, 2022, the outstanding balance on such loan is zero.

On May 30, 2018, Tripod Pharma Hld made a loan to Procaps on commercially reasonable, arm’s length terms, in the total amount of $9.5 million. On September 26, 2018, Tripod Pharma Hld made an additional loan to Procaps on commercially reasonable, arm’s length terms, in the total amount of $4.0 million. On January 1, 2020, Tripod Pharma Hld, acting as a nominee for Sognatore, Deseja and Simphony under these loans, assigned one-third (1/3) of the payment obligations under such loans to each of Sognatore, Deseja and Simphony. All amounts owed under these loans have been paid and as of December 31, 2022, the outstanding balance on such loans is zero.

Guarantees

Procaps S.A., a subsidiary of Procaps, is a guarantor under a loan by Banco Colpatria Multibanca Colpatria S.A., as lender, to C.I. Naturmega S.A., as borrower, the outstanding balance of which as of December 31, 2022 was $0.

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

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s Annual Audited Consolidated Financial Statements are included in Item 18 under the heading “Financial Statements.”

Legal Proceedings

We are involved in investigations, claims, lawsuits and other proceedings arising in the ordinary course of business. These matters involve personnel and employment issues, regulatory matters, contract, administrative and tax proceedings, among others, arising in the ordinary course of business, involving total contingencies of $0.1 million as of December 31, 2022. As of December 31, 2022, our total contingencies relating to legal proceedings in which our external legal counsel has identified the risk of loss as being probable and/or for which a provision had been recorded in our Consolidated Financial Statement were: (i) $0.1 million related to labor claims, and (ii) $0.04 million related to administrative claims. For more information our litigation contingencies, see Note 22 to our Annual Audited Consolidated Financial Statements, included elsewhere in this Annual Report.

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

Operating License

On May 9, 2013, CETESB denied Colbras Industria e Comercio Ltda. the license to operate (licença de operação) the warehouse and quality control laboratory located at our Softgel manufacturing facility in the city of Cotia, State of São Paulo, Brazil. Such denial was because of a legal proceeding initiated against Etesco Construcoes e Comercio LTDA (“Etesco”), the developer of the industrial park where such facilities are located, alleging non-compliance by Etesco with certain environmental requirements related to the distance of the facilities from the Coitia River and the percentage of “green area” (área verde) surrounding the park. CETESB has allowed our warehouse and quality control laboratory to operate until the proceeding against Etesco is resolved. In the event such proceeding is resolved negatively against Etesco, CETESB may not grant us a license of operations which could force us to suspend operations of the warehouse and quality control laboratory located at our Softgel manufacturing facility.

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

As of May 2, 2023, there were 112,824,183 Ordinary Shares outstanding and issued, 4,000,000 Redeemable A Shares issued and held in treasury by the Company and 4,500,000 Redeemable B Shares issued and held in treasury by the Company. There were also 23,375,000 Warrants outstanding, each entitling the holder to purchase one Ordinary Share at an exercise price of $11.50 per share.

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

The Company recognizes only one (1) holder per share. In case a share is owned by several persons, they shall appoint a single representative who shall represent them in respect of the Company. The Company has the right to suspend the exercise of all rights attached to that share, except for relevant information rights, until such representative has been appointed.

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

Existing Share Repurchase Program

At the occasion of the annual general meeting of shareholders of the Company held on June 28, 2022 (the “2022 AGM”), the shareholders of the Company authorized the Board of Directors to acquire up to 10% of the total number of the Company’s Ordinary Shares in issue at the date of the 2022 AGM within a period of 5 years as from the date of the 2022 AGM for a consideration which may not exceed an amount equal to 120% of the reference price of the shares on the Nasdaq and not less than USD 0.01, the reference price being the weighted average price for the market value for such Ordinary Shares for the 5 days of trading immediately preceding each date of repurchase.

Within the framework approved at the 2022 AGM, the Board of Directors approved on February 13, 2023 a share repurchase program under Rule 10b-18 of the Exchange Act, for the purchase of up to $5.0 million Ordinary Shares or 2,000,000 Ordinary Shares, whichever is less (the “Repurchase Program”). The consideration for such repurchase(s) corresponds to the consideration approved by the 2022 AGM.

The Company may purchase Ordinary Shares from time to time in the open market, including pursuant to a pre-set trading plan meeting the requirements of Rule 10b5-1(c) of the Exchange Act, through privately negotiated transactions, or any other legally permissible method, at management’s discretion based on market and operational conditions, share price, trading volume, legal requirements and other factors.

The Repurchase Program shall be made in compliance with the parameters approved by the Company’s shareholders at the occasion of the 2022 AGM, the rules of the SEC, and other applicable legal requirements.

The Company is not obligated to purchase any Ordinary Shares under the Repurchase Program and the Repurchase Program may be suspended or terminated at any time at management’s discretion.

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

Taxation of the Company

The Company is subject to Luxembourg tax on its worldwide profits at the current combined ordinary rate of 24.94% for Luxembourg City, including the 17% corporate income tax, a 6.75% municipal business tax (rate in the municipality of Luxembourg City in 2023) and a solidarity surcharge (together the “Income Tax”).

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

Distributions on Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules”, the gross amount of any distribution on Ordinary Shares that is made out of the Company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds the Company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in its Ordinary Shares, and thereafter as capital gain recognized on a sale or exchange. Because the Company may not determine its earnings and profits on the basis of U.S. federal income tax principles, it is expected that distributions on Ordinary Shares will generally be reported to U.S. holders as dividends.

Dividends paid by the Company generally will be taxable to a non-corporate U.S. holder at the reduced rate normally applicable to long-term capital gains, provided that the Company is considered a “qualified foreign corporation” and certain other requirements are met. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of the income tax treaty between Luxembourg and the United States (the “Treaty”). A foreign corporation is also treated as a “qualified foreign corporation” with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the Ordinary Shares, which are listed on the NASDAQ, will be readily tradable on an established securities market in the United States. There can be no assurance, however, that Ordinary Shares will be considered readily tradable on an established securities market in later years or that that the Company will be eligible for the benefits of the Treaty. A U.S. holder will not be able to claim the reduced rate on dividends received from the Company if the Company is treated as a PFIC in the taxable year in which the dividends are received or in the preceding taxable year. See “—Passive Foreign Investment Company Rules” below.

Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by the Company may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. However, as a result of recent changes to the U.S. foreign tax credit rules, a withholding tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. holder. The Company has not determined whether these requirements have been met with respect to any withholding tax that may be imposed on dividends paid by the Company and, accordingly, no assurance can be given that any such tax will be creditable. For purposes of calculating the U.S. foreign tax credit, dividends paid on Ordinary Shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares and Warrants

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Ordinary Shares or Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such shares and/or warrants. Any gain or loss recognized by a U.S. holder on a taxable disposition of Ordinary Shares or Warrants generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares and/or warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of Ordinary Shares or Warrants generally will be treated as U.S. source gain or loss. Therefore, a U.S. holder may have insufficient foreign source income to utilize foreign tax credits attributable to any Luxembourg withholding tax imposed on a sale, exchange, redemption or other taxable disposition. U.S. holders should consult their tax advisors as to the availability of and limitations on any foreign tax credit attributable to Luxembourg withholding tax.

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

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of Ordinary Shares for which the Warrant may be exercised or to the exercise price of the Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. holder of a Warrant would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases the holder’s proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of Ordinary Shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash to the holders of the Ordinary Shares which is taxable to the U.S. holders of such shares as described under “—Distributions on Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holder of such warrant received a cash distribution from the Company equal to the fair market value of such increased interest.

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

Interest Rate Risk

Procaps is exposed to risks in interest rates because it borrows money at both fixed and variable interest rates. Procaps manages this risk by constantly monitoring the macroeconomic variables that determine the variation of the interest rates and to the extent possible, incurring an appropriate combination between fixed rate and the variable rate loan financing. At the end of each reporting period a sensitivity analysis is performed for interest rates determined for financial obligations at the Colombian Depósitos Termino Fijo (Fixed Term Deposit Rate, or “DTF”), the Colombian Indicador Bancario de Referencia (Indicative Benchmark Interest Rate, or “IBR”) and the London Inter-bank Offered Rate (“LIBOR”) at the end of the reporting period, raising awareness of an increase or a decrease of 100 points, which represents management’s assessment of the possible reasonable change in interest rates. For the years ended December 31, 2022, 2021 and 2020, the impact of these potential interest rate variations was deemed to be immaterial to our financial results.

Inflation Risk

Our functional and reporting currency is the U.S. dollar After a sustained period of relatively low inflation rates, the rates of inflation are above or near recent historical highs in the United States as well as the other countries in which we operate. High rates of inflation may have a number of adverse effects on our business. For example, we have experienced an increase in our cost of sales and operating expenses, primarily with respect to sales, marketing and administrative expenses. For the fiscal year ended December 21, 2022, management has estimated that the rise in inflation has had an adverse impact on our results of operations of approximately $9.0 million. Our suppliers may also be subject to material adverse effects as a result of high rates of inflation, including as a result of the impact on their financial conditions, changes in demand patterns, price volatility, and supply chain disruption. Any increase in the materials supplied to us by our suppliers could continue to have an effect on our cost of sales. Furthermore, the Company cannot completely offset increased costs due to inflation by increasing the prices of our products, because, among other things, any such increase would inherently lag behind such cost increases. Increasing prices may also adversely impact customer demand for our products.

In addition, we incur some of our expenses in other currencies. As a result, we are exposed to the risk that the rate of inflation in countries in which we are active other than the United States will exceed the rate of devaluation of such countries’ currencies in relation to the dollar or that the timing of any such devaluation will lag behind inflation in such countries. To date, we have been affected by the exchange rates of other countries’ currencies compared to the dollar, and we cannot assure you that we will not be adversely affected in the future.

Foreign Currency Exchange Risk

Due to the nature of our global operations, we are exposed to cash flow and earnings fluctuations resulting from foreign exchange-rate variation. These exposures are transactional and translational in nature. Since we manufacture and sell our products throughout the world, our foreign-currency risk is diversified. Principal drivers of this diversified foreign-exchange exposure include the Colombia Peso, Brazilian Real, and the Peruvian Soles. Approximately 45% of our revenue for the year ended December 31, 2022 was U.S. dollar denominated. Our transactional exposure arises from the purchase and sale of goods and services in currencies other than the functional currency of our operational units. The financial statements of our operations outside of the United States are measured using the local currency as the functional currency. Adjustments to translate the assets and liabilities of these foreign operations in Colombian Pesos, Brazilian Reais and the Peruvian Soles are accumulated as a component of other comprehensive income/(loss) utilizing period-end exchange rates. Foreign-currency transaction gains and losses calculated by utilizing weighted average exchange rates for the period are included in the statements of operations in other (income)/expense, net.

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

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act were included.

Notwithstanding the conclusion by our Chief Executive Officer and Chief Financial Officer that our disclosure controls and procedures were not effective as of December 31, 2022, and notwithstanding the material weaknesses in our internal control over financial reporting described below, our Chief Executive Officer and Chief Financial Officer believe that the consolidated financial statements and related financial information included in this Annual Report fairly present in all material respects our financial condition, results of operations and cash flows as of the dates presented, and for the periods ended on such dates, in conformity with IFRS.

B. MANAGEMENT’S ANNUAL ASSESSMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for Procaps as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of Procaps’ internal control over financial reporting based on the framework in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on its evaluation, our management concluded that Procaps’ internal control over financial reporting was not effective as of December 31, 2022.

Material Weaknesses in Internal Control Over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses previously disclosed in our annual report for the fiscal year ended December 31, 2021 remain unremediated as of December 31, 2022. These material weaknesses relate to (i) our manual consolidation process which lacks the appropriate internal controls to prevent or detect material misstatements in a timely manner and to ensure that financial data recorded was complete and accurate, (ii) our information technology controls not being sufficiently designed and implemented to address certain information technology risks, (iii) the sufficiency of technical accounting resources with an appropriate level of technical experience required for timely and accurate financial reporting in accordance with IFRS, (iv) lack of system controls and effective processes to ensure that all manual journal entries are properly reviewed and approved prior to posting to the general ledger, and (v) our controls and monitoring activities not being effective to ascertain whether the components of our internal control are present and functioning.

Based on the material weaknesses identified above, the Company did not fully implement components of the COSO framework, including elements of the control environment, risk assessment, control activities, information and communication, and monitoring activities components.

Remediation Efforts

During fiscal year 2022, the Company began developing and implementing a remediation plan to address the material weaknesses identified. Management believes it identified the root causes that gave rise to the material weaknesses, defined remediation actions, and designed new controls for the internal control over financial reporting process. Management’s remediation efforts include the following:

●	Implementing company-wide policies to transition from local GAAP to IFRS consistently across the organization.

●	Developed a detailed implementation and deployment plan for the Business Planning and Consolidation tool (“BPC”), which includes improving existing controls and adjusting policies and procedures related to the manual consolidation process.

●	Migrating the organization to one instance of enterprise resource planning software (“SAP”) to provide a stronger internal control infrastructure for financial reporting, internal control and improved segregation of duties.

●	Strengthened the structure of its IT department by hiring an internal control expert and adjusted IT department policies, procedures, and controls.

●	Continuing to hire qualified tax, technical accounting and financial reporting personnel to implement and perform control activities. Additionally, the current structure of the accounting team at the subsidiaries is being reviewed to strengthen the team’s skills, experience, and operational capacity.

●	Engaging consultants to provide technical expertise.

●	Implementing effective review and approval of manual journal entries recorded in SAP.

●	Continuing to refine our approach to testing and communicating the results of the operating effectiveness of certain controls over financial reporting.

●	Engaging third-party specialists to help assess and commence documentation of our internal controls to address the components of the COSO framework.

●	Implementing entity-level controls to address components of the COSO framework for the control environment, risk assessment, control activities, information and communication, and monitoring activities components.

As we continue to evaluate and work to remediate the control deficiencies that gave rise to the material weaknesses, we may determine that additional measures or time are required to address the control deficiencies or that we need to modify or otherwise adjust the remediation measures described above. We will continue to assess the effectiveness of our remediation efforts in connection with our evaluation of our internal control over financial reporting.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This Annual Report does not include an attestation report of the Company’s independent registered public accounting firm because we qualify as an emerging growth company as such term is defined in the JOBS ACT and as such, we are exempted from such attestation requirement.

D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Except for the remediation procedures implemented by the Company as described above, there have not been any changes in our internal control over financial reporting during the year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Billed by the Company’s Principal Accountant

In 2022, Deloitte & Touche S.A.S. served as the principal external auditor for the Company. Fees billed by the principal accountant in 2022 and 2021 are detailed below:

	For the Year Ended December 31
	2022	2021
	(in thousands of U.S. dollars)
Audit fees	2,585	4,724
Audit related fees	130	-
Tax fees	-	-
All other fees	-	-
Total	2,715	4,724

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

Our audit committee has authorized all auditing and non-auditing services provided by our independent accountants during the year ended December 31, 2022 and the fees paid for such services

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

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

ITEM 18. FINANCIAL STATEMENTS

(1) Financial Statements

Procaps Group S.A. and subsidiaries (The Group)

Consolidated Financial Statements for the years ended December 31, 2022, 2021 and 2020

ITEM 19. EXHIBITS

(b) List of Exhibits

The following exhibits are filed or incorporated by reference as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Association of Procaps Group, S.A., dated as of September 28, 2021 (incorporated by reference to Exhibit 1.1 to Procaps Group, S.A.’s Form 20-F, File No. 001-40851, filed with the SEC on September 30, 2021).
2.1	Specimen Warrant Certificate of Procaps Group, S.A. (incorporated by reference to Exhibit A of Exhibit 4.4 to Procaps Group, S.A.’s Registration Statement on Form F-4/A filed August 17, 2021 (file no. 333-257222)).
2.2	Warrant Agreement, dated October 17, 2019, by and between Union Acquisition Corp. II and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Union Acquisition Corp. II’s Form 8-K, File No. 001-39089, filed with the SEC on October 21, 2019).
2.3	Assignment, Assumption and Amendment Agreement with respect to the Warrant Agreement between Union Acquisition Corp. II, Procaps Group, S.A. and Continental Stock Transfer & Trust Company, dated as of September 29, 2021 (incorporated by reference to Exhibit 2.5 to Procaps Group, S.A.’s Form 20-F, File No. 001-40851, filed with the SEC on September 30, 2021).
2.4	Description of Securities (incorporated by reference to Exhibit 2.5 to Procaps Group, S.A.’s Amendment No. 1 to Form 20-F, filed with the SEC on May 19, 2022).
4.1#	Business Combination Agreement, dated as of March 31, 2021, by and among Union Acquisition Corp. II, Crynssen Pharma Group Limited, Procaps Group, S.A. and OZLEM Limited (incorporated by reference to Exhibit 2.1 to Union Acquisition Corp. II’s Form 8-K/A, File No. 001-39089, filed with the SEC on April 2, 2021).
4.2#	Amendment No. 1 to Business Combination Agreement, dated as of September 29, 2021, by and among Union Acquisition Corp. II, Crynssen Pharma Group Limited, Procaps Group, S.A. and OZLEM Limited (incorporated by reference to Exhibit 4.2 to Procaps Group, S.A.’s Form 20-F, File No. 001-40851, filed with the SEC on September 30, 2021).
4.3	Form of Contribution and Exchange Agreement (incorporated by reference to Exhibit 10.1 to Union Acquisition Corp. II’s Form 8-K/A, File No. 001-39089, filed with the SEC on April 2, 2021).
4.4	Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 to Union Acquisition Corp. II’s Form 8-K/A, File No. 001-39089, filed with the SEC on April 2, 2021).
4.5	Transaction Support Agreement, dated as of March 31, 2021 by and between Crynssen Pharma Group Limited, Procaps Group, S.A., Union Group International Holdings Limited, Union Acquisition Associates II, LLC, Union Acquisition Corp. II and investors in Union Acquisition Corp. II and Crynssen Pharma Group Limited (incorporated by reference to Exhibit 10.3 to Union Acquisition Corp. II’s Form 8-K/A, File No. 001-39089, filed with the SEC on April 2, 2021).
4.6	Registration Rights and Lock-Up Agreement, dated September 29, 2021, by and between Procaps Group, S.A., Union Group International Holdings Limited, Union Acquisition Associates II, LLC and the persons and entities listed on Exhibit A thereto (incorporated by reference to Exhibit 4.7 to Procaps Group, S.A.’s Form 20-F, File No. 001-40851, filed with the SEC on September 30, 2021).
4.7	Nomination Agreement, dated September 29, 2021, by and between Procaps Group, S.A., Union Group International Holdings Limited, Union Acquisition Associates II, LLC, and the persons and entities listed on Exhibit A thereto (incorporated by reference to Exhibit 4.8 to Procaps Group, S.A.’s Form 20-F, File No. 001-40851, filed with the SEC on September 30, 2021).
4.8	Share Forfeiture Agreement, dated as of September 29, 2021, by and among Union Acquisition Corp. II, Crynssen Pharma Group Limited, Procaps Group, S.A., Union Acquisition Associates II, LLC and Union Group International Holdings Limited (incorporated by reference to Exhibit 4.9 to Procaps Group, S.A.’s Form 20-F, File No. 001-40851, filed with the SEC on September 30, 2021).

4.9*	Credit Agreement (English Translation), dated November 20, 2018, by and among Procaps S.A, the Co-Obligors named therein, the Guarantors named therein, the Creditors named therein and Fiduciaria Bancolombia S.A. as Management Agent.
4.10*	Amendment No. 1 to Credit Agreement (English Translation), dated December 12, 2018, by and among Procaps S.A, the Co-Obligors named therein, the Guarantors named therein, the Creditors named therein and Fiduciaria Bancolombia S.A. as Management Agent.
4.11*	Amendment No. 2 to Credit Agreement (English Translation), dated June 15, 2020, by and among Procaps S.A, the Co-Obligors named therein, the Guarantors named therein, the Creditors named therein and Fiduciaria Bancolombia S.A. as Management Agent.
4.12#	Note Purchase and Guarantee Agreement, dated November 5, 2021 by and among Procaps S.A., Procaps Group, S.A., the subsidiary guarantors listed on Annex A thereto, Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Healthspring Life & Health Insurance Company, Inc. and Cigna Health and Life Insurance Company. (incorporated by reference to Exhibit 4.1 to Procaps Group, S.A.’s Form 6-K filed with the SEC on November 4, 2022).
4.13	First Amendment to Note Purchase and Guarantee Agreement, dated as of January 12, 2022, by and among Procaps S.A., Procaps Group, S.A., the subsidiary guarantors listed on Annex A thereto, Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Healthspring Life & Health Insurance Company, Inc. and Cigna Health and Life Insurance Company. (incorporated by reference to Exhibit 4.2 to Procaps Group, S.A.’s Form 6-K filed with the SEC on November 4, 2022).
4.14	Second Amendment to Note Purchase and Guarantee Agreement, dated as of February 28, 2022, by and among Procaps S.A., Procaps Group, S.A., the subsidiary guarantors listed on Annex A thereto, Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Healthspring Life & Health Insurance Company, Inc. and Cigna Health and Life Insurance Company. (incorporated by reference to Exhibit 4.3 to Procaps Group, S.A.’s Form 6-K filed with the SEC on November 4, 2022).
4.15	Waiver and Third Amendment to Note Purchase and Guarantee Agreement, dated as of November 1, 2022, by and among Procaps S.A., Procaps Group, S.A., the subsidiary guarantors listed on Annex A thereto, Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Healthspring Life & Health Insurance Company, Inc. and Cigna Health and Life Insurance Company. (incorporated by reference to Exhibit 4.4 to Procaps Group, S.A.’s Form 6-K filed with the SEC on November 4, 2022).
4.16	Credit Agreement entered into as of October 11, 2022, by and among Procaps Group, S.A., each guarantor from time to time party thereto, each lender from time to time party thereto, The Bank of New York Mellon, as administrative agent and collateral agent for the lenders, and BofA Securities, Inc., JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc., as the joint lead arrangers and bookrunners. (incorporated by reference to Exhibit 10.1 to Procaps Group, S.A.’s Form 6-K filed with the SEC on November 4, 2022).
4.17*	Syndicated Loan Waiver Agreement (English Translation), dated May 2, 2023, by and among, Procaps S.A., the subsidiary co-obligors and guarantors named therein, the lenders named therein and Fiduciaria Bancolombia S.A., as administrative agent
4.18*	NPA Waiver Agreement, dated March 31, 2023, by and among, the Company, Procaps S.A., the subsidiary guarantors named therein and the Noteholders.
8.1*	List of Subsidiaries.
12.1*	Certification of Ruben Minski, Chief Executive Officer of Procaps, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2*	Certification of Patricio Vargas Muñoz, Chief Financial Officer of Procaps, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1**	Certification of Ruben Minski, Chief Executive Officer of Procaps, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2**	Certification of Patricio Vargas Muñoz, Chief Financial Officer of Procaps, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

##	Management contract or compensation plan or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PROCAPS GROUP S.A.

	By:	/s/ Ruben Minski
	Name:	Ruben Minski
	Title:	Chief Executive Officer

Dated: May 12, 2023

Procaps Group, S.A. and subsidiaries (The Group)

Consolidated Financial Statements for the years ended December 31, 2022, 2021 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Procaps Group, S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Procaps Group, S.A. and subsidiaries (the “Company”) as of December 31, 2022 and 2021 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the financial statements, at December 31, 2022, the Company was not in compliance with covenants related to certain of its loan agreements and does not have sufficient capital to repay such loans if such loans are called by the lenders in the event of future covenant breaches. This matter raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ Deloitte & Touche S.A.S.

Barranquilla, Colombia

May 12, 2023

We have served as the Company’s auditor since 2013.

Procaps Group, S.A. and subsidiaries (The Group)

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

		For the year ended December 31
	Notes	2022	2021	2020
Revenue	7	$409,920	$409,742	$331,467
Cost of sales		(170,351)	(174,029)	(140,153)
Gross profit		239,569	235,713	191,314

Sales and marketing expenses		(93,566)	(83,057)	(69,629)
Administrative expenses		(105,911)	(82,187)	(58,631)
Finance income (expenses), net	9	37,917	(78,636)	(54,489)
Other expenses, net	10	(25,299)	(78,991)	(7,716)
Income/(loss) before tax		52,710	(87,158)	849

Income tax expense	11	(10,170)	(13,705)	(11,296)
Income/(loss) for the year		$42,540	$(100,863)	$(10,447)

Income/(loss) for the year attributable to:
Owners of the Company		42,540	(100,863)	(10,447)
Non-controlling interests		—	—	—

Earnings per share:
Basic and diluted, income/(loss) for the year attributable to ordinary equity holders of the Company	24	0.42	(1.03)	(0.11)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Procaps Group, S.A. and subsidiaries (The Group)

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

		For the year ended December 31
	Notes	2022	2021	2020
Income/(loss) for the year		$42,540	$(100,863)	$(10,447)

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:
Remeasurement of net defined benefit liability		(222)	195	(47)
Income tax relating to items that will not be reclassified subsequently to profit or loss		107	(58)	16
Net of Tax		(115)	137	(31)
Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		(5,966)	(2,743)	(637)
Exchange difference from liquidated foreign transactions reclassified to profit or loss		—	(751)	—
Other comprehensive income/(loss) for the year, net of tax		(6,081)	(3,357)	(668)
Total comprehensive income/(loss) for the year		$36,459	$(104,220)	$(11,115)

Total comprehensive income/(loss) for the year attributable to:
Owners of the Company		36,456	(102,503)	(11,546)
Non-controlling interests		3	(1,717)	431

The accompanying notes are an integral part of these Consolidated Financial Statements.

Procaps Group, S.A. and subsidiaries (The Group)

Consolidated Statement of Financial Position

As of December 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

		As of December 31
	Notes	2022	2021
Assets
Non-current assets
Property, plant and equipment, net	14	73,965	72,638
Right-of-use assets, net	15	39,013	40,167
Goodwill	12	5,791	6,803
Intangible assets, net	13	32,208	30,171
Investments in joint ventures	16	1,505	2,443
Other financial assets		210	256
Deferred tax assets, net	20	6,974	7,067
Other assets		3,078	4,531
Total non-current assets		$162,744	$164,076
Current assets
Cash		43,003	72,112
Trade and other receivables, net	18	129,602	117,449
Inventories, net	17	96,833	79,430
Amounts owed by related parties, net	29	2,474	1,147
Current tax assets, net	11	21,187	22,082
Other current assets, net	26.1	4,344	5,839
Total current assets		$297,443	$298,059
Total assets		$460,187	$462,135

Liabilities and Shareholders’ Equity (Deficit)
Equity (Deficit)
Share capital	23	1,011	1,011
Share premium	23	377,677	377,677
Reserves	23	45,743	42,749
Accumulated deficit		(391,513)	(431,059)
Accumulated other comprehensive loss		(33,859)	(27,778)
Equity (deficit) attributable to owners of the Company		$(941)	$(37,400)
Non-controlling interest		(937)	(940)
Total equity (deficit)		$(1,878)	$(38,340)
Non-Current liabilities
Borrowings	19	28,410	178,720
Warrant liabilities	25	10,916	23,112
Shares held in escrow	26.1	40,064	101,859
Deferred tax liabilities, net	20	7,821	6,070
Other liabilities		6,480	2,750
Total non-current liabilities		$93,691	$312,511
Current liabilities
Borrowings	19	257,525	74,646
Trade and other payables	21	90,187	85,381
Amounts owed to related parties	29	2,914	8,450
Current tax liabilities, net	11	6,133	11,756
Provisions	22	138	501
Other liabilities		11,477	7,230
Total current liabilities		$368,374	$187,964
Total liabilities and shareholders’ equity (deficit)		$460,187	$462,135

The accompanying notes are an integral part of these Consolidated Financial Statements.

Procaps Group, S.A. and subsidiaries (The Group)

Consolidated Statement of Changes in Equity

As of December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

	Attributable to equity holders of the Company
	Share Capital	Share premium	Reserves[1]	Accumulated deficit	Other Comprehensive Income	Total	Non-controlling interest	Total equity (deficit)
Balance as of January 1, 2020	$2,001	$54,412	$28,681	$(305,634)	$(23,753)	$(244,293)	$346	$(243,947)
Loss for the year	—	—	—	(10,447)	—	(10,447)	—	(10,447)
Transfer to reserves	—	—	11,216	(11,216)	—	—	—	—
Other comprehensive (loss)/income for the year	—	—	—	—	(1,099)	(1,099)	431	(668)
Non-controlling interest	—	—	—	—	431	431	—	431
Other	—	—	—	(47)	—	(47)	—	(47)
Balance as of December 31, 2020	$2,001	$54,412	$39,897	$(327,344)	$(24,421)	$(255,455)	$777	$(254,678)
Loss for the year [2]	—	—	—	(100,863)	(751)	(101,614)	—	(101,614)
Transfer to reserves	—	—	2,852	(2,852)	—	—	—	—
Other comprehensive (loss)/income for the year	—	—	—	—	(889)	(889)	(1,717)	(2,606)
Non-controlling interest	—	—	—	—	(1,717)	(1,717)	—	(1,717)
Termination of put option agreements	903	297,796	—	—	—	298,699	—	298,699
Subtotal	2,904	352,208	42,749	(431,059)	(27,778)	(60,976)	(940)	(61,916)
Capital restructuring of Crynssen Pharma Group Limited (at exchange ratio of 1:33.4448)	(1,933)	1,933	—	—	—	—	—	—
Subtotal - restructured	971	354,141	42,749	(431,059)	(27,778)	(60,976)	(940)	(61,916)
Acquisition of Union Acquisition Corp. II	202	174,738	—	—	—	174,940	—	174,940
Shares held in escrow	(117)	(106,247)	—	—	—	(106,364)	—	(106,364)
Redemption of redeemable shares	(45)	(44,955)	—	—	—	(45,000)	—	(45,000)
Balance as of December 31, 2021	$1,011	$377,677	$42,749	$(431,059)	$(27,778)	$(37,400)	$(940)	$(38,340)
Income for the year	—	—	—	42,540	—	42,540	—	42,540
Transfer to reserves	—	—	2,994	(2,994)	—	—	—	—
Other comprehensive (loss)/income for the year	—	—	—	—	(6,084)	(6,084)	3	(6,081)
Non-controlling interest	—	—	—	—	3	3	—	3
Balance as of December 31, 2022	$1,011	$377,677	$45,743	$(391,513)	$(33,859)	$(941)	$(937)	$(1,878)

[1]	Includes the appropriate values from net income to comply with legal provisions related to asset protection according to applicable jurisdictions with cumulative earnings.
[2]	Includes the OCI related to exchange difference from liquidated foreign transactions reclassified to Other Expenses, net for the year ended December 31, 2021.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Procaps Group, S.A. and subsidiaries (The Group)

Consolidated Statement of Cash Flows

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

		For the year ended December 31
	Notes	2022	2021	2020
Operating activities
Income/(loss) for the year		$42,540	$(100,863)	$(10,447)
Adjustments to reconcile net income/(loss) with cash flow from operating activities before changes in working capital:
Depreciation of property, plant and equipment	14	5,656	6,072	5,900
Depreciation of right-of-use assets	15	6,255	4,223	4,598
Amortization of intangibles	13	4,933	4,816	5,979
Income tax expense	11	10,170	13,705	11,296
Finance (income)/expenses	9	(37,917)	78,636	54,489
IFRS 2 Share-based payment expense (listing expense)	10	—	73,917	—
Unrealized currency exchange rate differences		1,652	—	—
Share of result of joint ventures		919	305	(806)
Net (gain)/loss on sale of property, plant and equipment	14	(555)	(317)	134
Net loss on sale or disposal of intangibles	13	203	—	161
Impairment loss on property, plant and equipment	14	4,689	—	—
Impairment loss on right-of-use assets	15	356	—	—
Impairment loss on intangible assets	13	135	—	—
Impairment loss on goodwill	12	838	—	—
Inventory provision	17	5,717	5,391	1,616
Provision/(reversed provision) for bad debt	18	2,673	(818)	(1,915)
Provisions	22	43	—	761
Cash flow from operating activities before changes in working capital		48,307	85,067	71,766

Changes in working capital:
Trade and other receivables, net		(16,582)	(21,257)	1,889
Amounts owed by related parties		474	1,387	(613)
Inventories, net		(32,690)	(20,536)	(898)
Current tax assets, net		895	(5,308)	(10,077)
Other current assets, net		1,500	(5,441)	(9,635)
Trade and other payables		14,210	32,825	11,795
Amounts owed to related parties		1,998	(3,448)	1,354
Current tax liabilities, net		(6,643)	2,103	7,499
Other liabilities		10,865	(12,936)	12,014
Provisions	22	(415)	—	(821)
Other financial assets		46	505	370
Other assets		710	(2,699)	1,256
Cash generated from operations		22,675	50,262	85,899

Interest paid		(1,261)	(1,697)	(1,839)
Dividends received		—	300	—
Income tax paid		(7,308)	(11,562)	(13,140)
Cash flow provided by operating activities		$14,106	$37,303	$70,920

Investing activities
Acquisition of property, plant and equipment	14	(20,612)	(14,122)	(7,699)
Proceeds from sale of property, plant and equipment		2,686	794	632
Acquisition and development of intangibles	13	(10,963)	(10,403)	(10,219)
Proceeds from related parties	29	61	28	195
Cash flow used in investing activities		$(28,828)	$(23,703)	$(17,091)

Financing activities
Proceeds from borrowings	19	134,412	280,795	106,736
Payments on borrowings	19	(124,202)	(272,301)	(120,586)
Advances from related parties	29	61	—	32
Payments to related parties	29	(7,191)	(9,154)	(5,856)
Interest paid on borrowings		(10,028)	(17,428)	(15,102)
Payment of lease liabilities	19	(6,679)	(8,854)	(5,733)
Redeemed shares	23	—	(45,000)	—
Cash obtained in acquisition	23	—	129,986	—
Cash flow (used in) generated from financing activities		$(13,627)	$58,044	$(40,509)

Net (decrease) increase in cash		(28,349)	71,644	13,320
Cash at beginning of the year		72,112	4,229	2,042
Effect of exchange rate fluctuations		(760)	(3,761)	(11,133)
Cash at end of the year		$43,003	$72,112	$4,229
Non-cash financing and investing activities [1]		$50,897	$(145,286)	$40,759

[1]	For the year ended December 31, 2022, non-cash investing and financing activities include new lease liabilities $12,647 (2021: $7,283, 2020: 11,022), interest capitalization on property, plant and equipment under IAS 23 $196 (2021: 571), invoices from suppliers financed via reverse factoring classified as Trade and other payables $5,696 (2021: $8,288, 2020: 7,311), and invoices from suppliers financed via reverse factoring classified as Borrowings $32,358 (2021: $48,138 2020: 22,426). For the year ended December 31, 2021, it also included 50% purchase price of acquisition of Pharmaceutical Production Facility $744, termination of the put option agreements in exchange for new equity instruments in Procaps Group, S.A. $(239,273) (Refer to Note 23), and conversion of SPAC Warrants to Warrants in Procaps Group, S.A. $28,963.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Note 1. General Company Information

Procaps Group, S.A, (the “Company”), a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg and its subsidiaries (collectively, the “Group”) primarily engages in developing, producing and marketing pharmaceutical solutions. Further information about the Group’s business activities, reportable segments and related party relationships of the Group is included in Note 7. Revenue, Note 8. Segment reporting and Note 29. Related party transactions, respectively.

The Group’s principal subsidiaries as of December 31, 2022, 2021 and 2020 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

	Place of	Ownership interests held by:
	business/country	The Group			Non-controlling interests			Principal
Name of entity	of incorporation	2022	2021	2020	2022	2021	2020	activities
Procaps S.A.	Colombia	100%	100%	100%	—%	—%	—%	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products.
C.I. Procaps S.A.	Colombia	100%	100%	100%	—%	—%	—%
Procaps S.A. de C.V	El Salvador	100%	100%	100%	—%	—%	—%
Softcaps - Colbras	Brazil	100%	100%	100%	—%	—%	—%
Diabetrics Healthcare S.A.S.	Colombia	100%	100%	100%	—%	—%	—%	Diabetes solutions and chronic disease management tool.

There are no significant restrictions on the ability of the Group to access or use assets and settle liabilities.

The Consolidated Financial Statements of the Group for the years ended December 31, 2022, 2021 and 2020 comprise the Group and its interest in joint ventures, investments and operations. The Group prepares and publishes its Consolidated Financial Statements in United States Dollars (“USD”), and the numbers are rounded to the thousands of USD unless otherwise stated. Foreign operations are included in accordance with the policies set out in Note 2.2. Functional and reporting currency.

The Consolidated Financial Statements were authorized for issue by the Group’s Audit Committee on May 10, 2023.

Reverse reorganization

On March 31, 2021, Union Acquisition Corp. II, a publicly-traded special purpose acquisition company previously listed on the NASDAQ under “LATNU” domiciled in the Cayman Islands (“SPAC”), Crynssen Pharma Group Limited, a private limited liability company registered under the laws of Malta (“OpCo”), Procaps Group, S.A. (“Holdco”) and OZLEM Limited, an exempted company incorporated under the laws of the Cayman Islands (“Merger Sub”), entered into a Business Combination Agreement (the “Business Combination Agreement” or “BCA” or the “Transaction”).

The Transaction was approved at an Extraordinary General Meeting of LATNU’s shareholders on September 22, 2021 and subsequently consummated on September 29, 2021.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

As a result of the consummation of the Transaction, OpCo and SPAC had become direct wholly-owned subsidiaries of Holdco and the OpCo shareholders and SPAC shareholders became holders of issued and outstanding Holdco Ordinary Shares: Procaps Group, S.A.

Emerging Growth Company Status

Procaps Group, S.A. is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The Group will remain an emerging growth company until the earliest of:

●	The last day of the first fiscal year (a) following the fifth anniversary of a public equity offering, (b) in which its annual gross revenue totals at least $1.235 billion or (c) when the Group is deemed to be a large accelerated filer, which means the market value of the Group’s ordinary shares held by non-affiliates exceeds $700.0 million as of the prior June 30th; and

●	The date on which the Group has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Grupo Somar and Pearl Mexico Acquisition

On May 16, 2022, Procaps Group, S.A. entered into a Stock Purchase Agreement (the “SPA”) with AI Global Investments PCC Limited (Netherlands), a protected cell company limited by shares organized under the laws of the Island of Guernsey (“PCC”), acting for and on behalf of the Soar Cell, Triana Capital S.A. de C.V., a corporation organized under the laws of Mexico (“Triana”), AI Pearl (Netherlands) B.V., a private limited company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“Pearl Holding Seller”), Perrigo Ireland 7 DAC, a company duly organized and validly existing under the laws of the Republic of Ireland (“Pearl Ireland”, and together with PCC, Triana and Pearl Holding Seller, each a “Seller” and collectively, the “Sellers”), AI Soar (Netherlands) BV, a (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“Somar Holding Company”), Química y Farmacia S.A. de C.V., a Sociedad Anónima de Capital Variable duly organized and validly existing under the laws of Mexico (“Quifa”), PDM Acondifarma S.A. de C.V., a Sociedad Anónima de Capital Variable duly organized and validly existing under the laws of Mexico (“PDM”), Gelcaps Exportadora de México S.A. de C.V., a Sociedad Anónima de Capital Variable duly organized and validly existing under the laws of Mexico (“Gelcaps”, and together with Quifa and PDM, “Pearl Mexico”) and Grupo Farmacéutico Somar S.A.P.I. de C.V., a Sociedad Anónima Promotora de Inversión de Capital Variable organized under the laws of Mexico (“Somar” and together with Somar Holding Company, “Grupo Somar”, and together with Pearl Mexico, the “Targets”) (the “Acquisition”).

The Acquisition, which was expected to close in the fourth quarter of 2022, was delayed indefinitely and subsequently terminated on January 1, 2023 (refer to Note 28. Events after the reporting period) after the Group was informed by the Sellers that a court in Mexico City issued a precautionary lien affecting a portion of capital stock of Grupo Somar in connection with a pending dispute that involves an investment by a fund managed by Advent International but that is otherwise unrelated to the Sellers, Grupo Somar, the Group, or the Acquisition.

Debt Commitment Letter and Bridge Loan Credit Agreement

Concurrently with the execution of the SPA, the Group, as borrower, entered into a Commitment Letter with Bank of America, N.A., BofA Securities, Inc., JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc. (“Commitment Letter”) for a bridge loan of up to $485 million (the “Bridge Loan”), which would have been guaranteed by each existing and future direct and indirect material subsidiary of the Group, and the Targets and each of their subsidiaries upon the Closing. The Bridge Loan would have also been secured by a pledge from the Group of its shares in the Targets. The proceeds of the Bridge Loan would have been used, together with the Group’s cash on hand, to finance the cash portion of the purchase price of the Acquisition (including related fees and expenses) and, in the event necessary, to prepay certain of the Group’s existing debt.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

On October 11, 2022, Procaps Group, S.A. entered into a Credit Agreement with Bank of America, N.A., BofA Securities, Inc., JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc. who are the book runners and joint arrangers (the “Bridge Credit Agreement”) for the Bridge Loan. The Bridge Credit Agreement terms are consistent with the terms of the Commitment Letter. The Bridge Credit Agreement effectively replaced the Commitment Letter upon its execution.

Refer to Note 28. Events after the reporting period for further details regarding the Group’s termination of the SPA, leading to the termination of commitments under the Bridge Credit Agreement and the Commitment Letter. For information regarding the financial impact of the Bridge Credit Agreement on the Group’s results, refer to Note 9. Finance income (expenses), net.

Senior Notes Amendment

The Group intended to prepay in full the aggregate principal amount of the 4.75% guaranteed senior notes due November 12, 2031 (the “Senior Notes”) issued by Procaps, S.A., the Group’s subsidiary, pursuant to a note purchase agreement (the “NPA”) entered into on November 5, 2021, with the noteholders thereunder (collectively, the “Noteholders”), together with interest accrued thereon to the date of such prepayment and the make-whole amount determined for the date of such prepayment pursuant to the NPA (the “Notes Payoff”). The Group previously expected that the closing of the Grupo Somar and Pearl Mexico Acquisition would occur on October 14, 2022, and accordingly, pursuant to the requirements of the NPA, delivered advance notice to the Noteholders of the Notes Payoff to occur on such date. As a result of a delay and subsequent termination in the closing of the Grupo Somar and Pearl Mexico Acquisition, the expected borrowing under the Credit Agreement did not occur, and the Group was unable to complete the Notes Payoff on the date scheduled, which technically constituted an event of default under the NPA. The Noteholders informed the Group that they would not exercise any rights or remedies under the NPA due to such technical default pending entry into an amendment to the NPA formally waiving such default, and the Group and the Noteholders executed temporary waivers in connection therewith. On November 1, 2022, the Group and the Noteholders entered into an amendment to the NPA (the “NPA Amendment”), formally waiving the technical default and which also (i) provided the Group the ability, until November 30, 2022, to prepay the Senior Notes with two business days’ notice, (ii) provided that the make-whole amount under the NPA shall in no case be less than USD 1,488,204.60, and (iii) provided that, if the Notes Payoff did not occur on or prior to November 30, 2022, a waiver fee of 3.75% per annum on the outstanding principal amount of Senior Notes outstanding shall (a) accrue from (and including) October 14, 2022 and (b) be payable to the Noteholders on the 12th day of February, May, August and November in each year (commencing on February 12, 2023), on the maturity date of such Senior Note and on each other date on which interest on such Senior Note is due and payable in accordance with the terms of the NPA and such Senior Note. The Notes Payoff did not occur on or prior to November 30, 2022, therefore triggering the 3.75% per annum waiver fee on the outstanding principal amount of Senior Notes with the terms mentioned above. Refer to Note 19. Borrowings for further detail on impact of the NPA Amendment.

Ongoing Military Operation in Ukraine and Related Sanctions

The ongoing military operation in Ukraine and the related sanctions targeted against the Russian Federation have disrupted international commerce and the global economy. The Group does not have any direct exposure to Ukraine, Russia or Belarus considering there are not any existing operations or sales in those locations.

Although the Group does not currently operate in Ukraine or Russia, the duration and severity of the effects on its business and the global economy are inherently unpredictable. Management will continue to monitor the effects of the war in Ukraine and its potential further impacts, including global supply chain disruptions, inflation, and rising interest rates, when making certain estimates and judgments relating to the preparation of the Consolidated Financial Statements of the Group.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Note 2. Basis of preparation and accounting

The Consolidated Financial Statements of the Group as of December 31, 2022, 2021 and 2020 have been prepared on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

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

The Consolidated Financial Statements present comparative information in respect of the previous periods, 2021 and 2020 for Consolidated Statement of Profit or Loss and Other Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows and related notes. Foreign operations are included in accordance with the policies set out in Note 2.2. Functional and reporting currency.

The accounting policies set out in Note 3. Summary of significant accounting policies have been applied in preparing the Consolidated Financial Statements for the year ended December 31, 2022, and the comparative information presented for the years ended December 31, 2021 and 2020.

The Group has applied accounting judgments, estimates and significant accounting assumptions described in Note 4. Critical accounting judgements and key sources of estimation uncertainty in preparing the Consolidated Financial Statements.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Note 2.1. Going concern

Management identified the following events and conditions which cast significant doubt on the Group’s ability to continue as a going concern:

As of December 31, 2022, the Group was in breach of certain of the covenants included under the NPA, the Syndicated Loan Agreement and the BTG Credit Agreement. Refer to Note 19. Borrowings for further details regarding the breach of each covenant. Although none of the lenders declared an event of default under the applicable agreements, these breaches resulted in the lenders having the right to require immediate repayment of the applicable indebtedness and as a result, the Group has classified the respective indebtedness, amounting to $139,155 in the aggregate, to current liabilities.

On March 28, March 31 and May 2, 2023 the Group obtained Waiver Agreements (“Waivers” or “Waiver”) from each lender under the NPA, the Syndicated Loan Agreement and the BTG Credit Agreement for the applicable covenant breaches. Under the terms of the Waivers, the lenders permanently waived their rights to accelerate the repayment of the loans related to the events of default as of December 31, 2022. In addition, the Group executed Waivers with the lenders to adjust the applicable covenant ratios for the periods ending March 31, June 30, and September 30, 2023, if applicable, as noted further within Note 28. Events after the reporting period. For the period ending December 31, 2023, the applicable covenant ratios in the original borrowing arrangements are unmodified.

Working capital

As of December 31, 2022, the Group had a net working capital deficit of $70,931 (2021: working capital surplus of $110,095, 2020: working capital deficit of $54,926), which consists of $257,525 of current borrowings ($139,155 of current borrowings relates to the breach in loan covenants), $90,187 of trade and other payables, $2,914 of amounts owed to related parties, $6,133 of current tax liabilities, net, $138 of provisions, $11,477 of other liabilities, and $297,443 of current assets.

Management’s assessment

Management assessed the Group’s cash flow projections, ability to meet future covenants and other measures of liquidity for the next twelve months from the balance sheet date. Based on the Group’s cash flow projections and adjusted financial covenant ratios as a result of the Waivers, Management believes they will have sufficient funds to repay their obligations as they fall due and to meet its financial covenants in 2023. However, due to the uncertainty caused by current economic conditions, including rapid growth in inflation, increasing interest rates, global disruption to the supply chain, volatility in foreign exchange rates and industry price regulations, there is material uncertainty regarding the Group’s ability to meet its financial covenants. The Group’s failure to comply with such financial covenants would result in an event of default, which if that were to occur would materially and adversely affect the Group’s business, financial condition, liquidity and results of operations. In that event, the Group would seek additional waivers or alternative financing arrangements. As a result of these material uncertainties, Management concluded the above conditions and events raise significant doubt about the Group’s ability to continue as a going concern.

Management has implemented or is in the process of implementing the following plans to mitigate the effect of these events and conditions:

Cost saving and revenue growth

The Group has implemented certain measures with an aim to reduce its operating costs and generate additional revenue in 2023 including: 1) strict controlling and reducing business marketing and advertising expenses; 2) reducing headcount across multiple business units; and 3) focus on increasing sales volumes for core products and sell trademarks and sanitary records to generate additional revenue.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Renegotiation of existing loans

The Group is in the process of renegotiating the terms of the Syndicated Loan balance with Bancolombia and Davivienda, with the expectation of extending payment terms. In addition, the Group is in negotiations with BTG to restructure their short-term loan and negotiating their short-term revolving credit facilities. Refer to Note 27. Financial instruments for details regarding the carrying balance of loans that will be renegotiated as mentioned above. The Group has historically been successful in their negotiations with lenders to maintain and meet its liquidity needs and requirements. However, the Group’s ability to renegotiate with its lenders is not within the Group’s control. As of the date of these financial statements, the Group cannot assure that it will be able to reach an agreement with its lenders, or to waive any potential non-compliance.

Additional measures

If the above actions do not generate sufficient liquidity for the Group to meet its contractual obligations, Management has identified additional measures which could be implemented to further reduce costs and increase total revenues in order to provide sufficient cash flow to meet obligations as they fall due including: 1) reduce discretionary spending on research and development, marketing and capital expenditures; 2) sell additional trademarks and sanitary records; and 3) further reduce headcount.

Summary

Management has evaluated the Group’s capital position, its ability to continue in the normal course of business for the foreseeable future and ability to meet its financial obligations for the next twelve months from the balance sheet date. While Management believes that their cost savings, revenue growth and loan renegotiation will allow the group to be able to meet its financial obligations and finance its growth, there is no assurance that these plans can be successfully implemented to generate the liquidity required to meet the Group’s need. Failure to successfully implement these plans may have a material adverse effect on the Group’s business, results of operations and financial position, and may materially adversely affect its ability to continue as a going concern. As a result, Management concluded there is material uncertainty related to the events and conditions noted above that cast significant doubt on the entity’s ability to continue as a going concern.

However, Management believes that the Group will be successful in implementing the above plan and, accordingly, have prepared the financial statements on a going concern basis. As a result, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Group be unable to continue as a going concern.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Note 2.2. Functional and reporting currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The Consolidated Financial Statements are presented in US Dollars (USD), which is Procaps Group, S.A. functional and presentation currency.

Note 2.3. Basis of consolidation

The Group’s subsidiaries are fully consolidated from the date on which control is transferred to the Group. Consolidation ceases from the date on which control ends.

All financial results are consolidated with similar items on a line-by-line basis. If necessary, adjustments are made to the financial statements of the consolidated companies in order to adapt their accounting policies to those used by the Group.

All transactions, balances, revenues and related expenses between the consolidated companies are eliminated.

2.3.1. Reverse reorganization

The SPAC did not meet the definition of a business because it lacked substantive processes as defined by IFRS 3. Thus, the Transaction was accounted for as an asset acquisition in exchange for a share based payment within the scope of IFRS 2.

The Transaction was treated as a common control transaction due to the fact both OpCo and Holdco are ultimately controlled by the same party or parties, that are all controlled by the Minski family, both before and after the Transaction, and that control is not transitory. Management concluded that it would be appropriate to account for it as a restructuring using book value accounting in Holdco’s Consolidated Financial Statements, on the basis that there has been no business combination between Opco and Holdco.

For purposes of calculating earnings per share, shareholders’ equity of the Group prior to the Transaction was retrospectively adjusted as a capital restructuring for the equivalent number of shares received and on a pro rata basis for prior reporting periods. Retained earnings and relevant reserves of the Group were carried forward after the Transaction. Any difference to shareholders’ equity of Group arising from the restructuring of share capital and equity instruments issued was recorded in equity under share premium.

Refer to Note 26.1. Reverse reorganization for further information related to the accounting and presentation of the Transaction.

For purposes of calculating basic earnings per share, the ordinary shares associated with Put Option Agreements previous to the transaction were included. Note 24. Earnings Per Share.

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

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

3.1.1 Goodwill impairment

Goodwill is tested for impairment annually at the cash-generating unit level, which is the level at which the assets generate largely independent cash inflows and are monitored for internal management purposes. An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

Impairment losses recognized for cash-generating units first reduce allocated goodwill and then the carrying amounts of the other non-financial assets in the unit on a pro rata basis.

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

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date, any initial direct costs and less any lease incentives received. They are subsequently measured at cost less accumulated depreciation and impairment losses. The right-of-use assets are depreciated starting at the commencement date and over the shorter period of useful life of the underlying asset (in the case the lease transfers ownership of the underlying asset to the Group by the end of the lease term or cost of the right-of-use assert reflects that the Group will exercise a purchase option) and lease term.

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

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Lease payments include fixed payments, less any lease incentives receivable, variable lease payments that depend on an index or a rate known at the commencement date, and purchase options or extension option payments if the Group is reasonably certain to exercise these options. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and right-of-use asset and are recognized as an expense in the Consolidated Statement of Profit or Loss and Other Comprehensive Income in the year/period in which the event or condition that triggers those payments occurs.

A lease liability is remeasured upon a change in the lease term, changes in an index or rate used to determine the lease payments or reassessment of exercise of a purchase option. The corresponding adjustment is made to the related right-of-use asset.

The lease liability is presented in the ‘Borrowings’ line and the right-of-use assets are presented in a single line in the Consolidated Statement of Financial Position. In addition, the principal portion of the lease payments is presented within financing activities and the interest component is presented within operating activities in the Consolidated Statement of Cash Flows.

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

3.4.1 Classification of financial assets

If and when applicable the Group follows the framework and requirements outlined in IFRS 9 to classify financial assets based on whether:

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

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

3.4.2 Gains and losses in foreign currency

Trade receivables denominated in a currency other than the subsidiaries’ functional currency are determined in that foreign currency and converted to the subsidiaries’ functional currency at the end of each reporting period using the then prevailing spot rate. Exchange differences are recognized through profit or loss and are classified within other expenses.

3.4.3 Impairment of financial assets

The Group recognizes an impairment for expected credit losses on trade and other receivables.

The Group applies the ‘simplified’ approach as required by IFRS 9 since generally the Group’s trade receivables do not include a significant financing component. The Group therefore recognizes the lifetime expected credit losses over the life of the trade receivables.

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

3.4.5 Impaired trade receivables

A financial asset has been impaired when one or more events have occurred that have a negative impact on the estimated future cash flows of the trade receivable. The evidence of credit impairment includes observable data on the following events:

●	significant financial difficulty of the customer;

●	customer enters into or is likely to enter into bankruptcy;

●	a breach of contract, such as an expired event; and

●	for economic or contractual reasons one or more concessions have been granted.

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

The Group recognizes an impairment loss or gain in the aggregate for all trade receivables as a provision with corresponding amount recognized in Sales and marketing expenses.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

The Group writes-off individual trade receivables when uncollected when they become 365 days past due.

3.4.7 Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the asset’s cash flows expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Group does not transfer or substantially retains all risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its interest retained in the asset and an associated liability for the amounts to be paid. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a loan secured by the revenue received.

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

Accounts receivable factoring

As part of the regular business and in case of immediate cash needs, the Group could sell its accounts receivable (i.e., invoices) to a third party (factor) at a discount. The Group analyzes whether these transactions are with recourse or without recourse and applies the recognition criteria in IFRS 9 to assess whether the arrangement transfers substantially all risks and rewards to the factor. For arrangements with recourse, where substantially all risks and rewards have not been transferred, the cash received from the factor is accounted for as a secured borrowing. In the case of arrangements with recourse, the transferred assets are not derecognized.

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

Note 3.6. Property, plant and equipment, net

Property, plant and equipment assets are measured at historical cost less accumulated depreciation and any impairment loss, except for those acquired in a business combination, which are then recorded at fair value; assets under construction and land are not depreciated. The cost of the property, plant and equipment is the fair value of the consideration initially provided to acquire or construct the item and prepare it for use. Subsequent costs incurred for repair and maintenance, are expensed in the Consolidated Statement of Profit or Loss and Other Comprehensive Income unless these costs meet the criteria for capitalization (i.e., extension of the useful life). Depreciation commences when the assets are ready for use.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Property, plant and equipment is depreciated based on the straight-line method over estimated useful lives.

An item of property, plant and equipment will be derecognized upon disposal or when future economic benefits from the continued use of the asset are no longer expected. The gain or loss arising from the derecognition is measured as the difference between the net disposal proceeds and the carrying amount of the asset and is recognized through profit or loss.

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

The expenses incurred in developing new pharmaceutical technologies, combination of active ingredients and formulation improvements meet the conditions of the previous paragraph, usually from the beginning of pilot batches (completion of the experimental batch stage), at which point Management considers that achieving regulatory approval (sanitary records) is a legal formality.

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

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

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

3.7.3 Impairment of definite-lived tangible and intangible assets and intangibles not yet available for use, and other assets

At the end of each reporting period, the Group evaluates the carrying amounts of its definite-lived tangible and intangible assets in order to identify any indication that these assets have been impaired. In such a case, the recoverable amount of the asset is calculated in order to determine the extent of the impairment loss (if any). Intangible assets not yet available for use are tested for impairment annually to determine if an impairment loss should be recognized. When it is not possible to estimate the recoverable amount of an individual asset, the Group calculates the recoverable amount of the cash generating unit to which the asset belongs. When a reasonable and consistent basis of distribution is identified, the common assets are also allocated to the individual cash generating units or distributed to the smallest group of cash generating units for which a reasonable and consistent distribution base can be identified.

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

3.7.4 Amortization of internally generated intangibles

Internally-generated intangible assets such as licenses, bioequivalence studies, new platforms, tablet improvements, combinations and concentrations, and soft gel capsule improvements, among others, are of finite useful lives and their amortization period will begin only when the following two milestones are met:

●	The pre-industrial batch is completed with satisfactory results.

●	The regulatory body approves the corresponding sanitary records.

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

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

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

3.8.3 Financial liabilities

Financial liabilities are classified at their inception at fair value minus transaction costs directly attributable to the transaction through profit or loss and subsequently measured at amortized cost, using the effective interest amortization method.

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

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Note 3.9. Trade and other payables

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

Reverse factoring

Suppliers of the Group initiate and enter into reverse factoring arrangements in which the Group participates. Under such arrangements suppliers sell or assign their receivables from the Group to third parties (i.e., ‘the factor’), after which the Group pays and settles the underlying invoices directly with the factors. Provided that certain conditions are met, the invoices sold or assigned to factors remain classified within trade and other payables. The criteria are that: 1) the assignment is contractually initiated and decided by the supplier, 2) it does not extend the period in which the Group regularly pays the supplier, 3) the amount of the invoices is not modified, and there are no charges in this regard by third parties. Otherwise, the Group reclassifies those balances as a financial liability, other term loans with a corresponding reclassification from operating cash flows to financing cash flows, for the amount paid to factors.

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

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

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

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

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

The Group recognized a net interest expense within finance costs for the year ended December 31, 2022 of $268 (2021: $67, 2020: $60) while remeasurements of the calculations are reflected in the Statement of Other Comprehensive Income. Remeasurements of the calculations represented a decrease of $222 (decrease 2021: $195 and increase 2020: $47).

During the preparation of the Consolidated Financial Statements for the year ended December 31, 2022, the Group identified an understatement in Other Liabilities in prior periods for unrecorded long-term employee benefits corresponding to seniority premiums and retirement bonuses. Management assessed the materiality of the error on all the prior periods presented and determined that the error was not material to any of the periods and that a restatement of previously issued financial statements was not required. Under SEC Staff Accounting Bulletin (SAB) No. 108, prior periods misstatements may be corrected in the current year provided that such correction does not result in a material misstatement to the current year financial statements. As such, the Group corrected the misstatement in the Consolidated Financial Statements for the year ended December 31, 2022 as an out-of-period adjustment, increasing non-current other liabilities by $2,329 and current other liabilities by $185 and increasing cost of sales by $1,639, sales and marketing expense by $232, and administrative expense by $643.

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

Liabilities recognized in respect of other long-term employee benefits are measured at the present value of the estimated future cash outflows expected to be made by the Group in respect of services provided by employees up to the reporting date. As of December 31, 2022, the Group recognized employee benefits costs within profit or loss as cost of sales of $28,494 (2021: $25,051 and 2020: $27,421), $41,329 (2021: $31,973 and 2020: $29,139) as administrative expenses and $36,304 (2021: $30,227 and 2020: $19,774) as sales and marketing expense.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

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

3.13.3 Service provision

Revenue from service contracts is recognized based on the status of completion of the contract. If the Group transfers control of a service to satisfy the performance obligation over time, it then recognizes revenue over time, if one of the following criteria is met:

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

3.13.4 Sale of trademarks and sanitary records

Revenue from contracts for the sale of a trademark or sanitary records is recognized at the point of the transfer of possession, use, enjoyment and other real and personal rights at the price agreed in the contract, fulfilling the following conditions:

●	The customer has the right to all the benefits of the commercial use of the trademark or sanitary records.

●	The customer can redirect the use of the trademark or sanitary records.

●	The customer is responsible for sales, marketing and advertising activities.

●	The customer obtains control of the trademark or sanitary records, which includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, the trademark or sanitary records.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

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

The Group’s business is organized and managed through a combination of geographical regions and business units through 40 legal entities, of which 23 are operating entities, divided in five strategic divisions, which are its operating segments. These divisions offer different products and services and are managed separately as they require different technology and marketing strategies. The five operating segments correspond to each of its five reportable segments for financial reporting purposes.

The following summary describes the operations of each reportable segment:

Reportable segment	Operations
NextGel	Development and manufacturing of Softgel and related technologies in USA, Brazil and Colombia
Procaps Colombia	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products in Colombia
CAN	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products in Northern Central America: Salvador, Guatemala, Nicaragua and Honduras
CASAND	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products in Southern Central America (Panama and Costa Rica) and the North Andes District (Ecuador, Peru and Bolivia)
Diabetrics	Diabetes solutions and chronic disease management tool

The Group’s chief executive officer reviews the internal management reports of each division at least quarterly.

Note 3.15. Principles of consolidation and equity accounting

Non-controlling interests in the results and equity of subsidiaries are shown separately in the Consolidated Statement of Profit or loss and Other Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Financial Position respectively.

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

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

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

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Note 3.16. Earnings Per Share

Earnings per share was computed by dividing basic net income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding. Diluted income per ordinary share is computed by dividing diluted net income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding plus dilutive potential ordinary shares, if any. Dilutive potential ordinary shares include outstanding warrants or other contracts to issue ordinary stock and are determined by applying the treasury stock method or if-converted method, as applicable, if dilutive.

For the years ended December 31, 2022, 2021 and 2020 no dilutive effect has been identified.

Number of shares prior to the Transaction is retrospectively adjusted as a capital restructuring for the equivalent number of shares received and on a pro rata basis for prior reporting periods.

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

Note 4.1. Critical accounting judgements

4.1.1 Reverse factoring

Significant judgement is involved to evaluate whether a liability under a reverse factoring arrangement is in essence a continuation of an operating liability or a derecognition of the operating liability and recognition of a financing liability. The Group evaluates the requirements under IFRS 9 and applies judgment to the facts and circumstances as a whole. Specifically, whether interest charged from the suppliers to the Group creates a substantial change in the amount payable, i.e., financing.

4.1.2 Factoring

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

4.1.3 Going Concern

Refer Note 2.1. Going concern for judgements related to going concern.

Note 4.2. Key sources of estimation uncertainty

4.2.1 Goodwill impairment

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

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

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

4.2.2 Useful life of property, plant and equipment and amortization of intangibles with finite useful lives

The Group reviews the estimated useful lives of property, plant and equipment and intangibles with finite useful lives at the end of each annual period.

4.2.3 Provisions for contingencies, litigation and lawsuits

The litigation and lawsuits to which the Group is exposed are managed by appropriate legal personnel and are primarily related to labor, civil and administrative disputes. The Group considers that a past event has given rise to a present obligation if there is no realistic alternative to settling the present obligation, independent of future events, considering all the evidence available at the reporting date. It is understood that the probability of an event is more likely than not when the probability of occurrence is greater than 50%, in which case the provision is recorded. The possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one to more uncertain future events that are not entirely under the control of the Group are not recognized in the Consolidated Statement of Financial Position, but are disclosed as contingent liabilities. The occurrence or non-occurrence of events that are deemed remote are not recorded or disclosed. The Group utilizes the professional judgment of internal and external specialists to determine the possibility of the occurrence of a present obligation. In the estimation of the provision for litigation and lawsuits, Management considers assumptions such as appraisal of the attorneys, estimated duration of the litigation or lawsuit and statistical information of litigation or lawsuits with similar characteristics, among others.

4.2.4 Impairment of accounts receivable

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

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

4.2.5 Useful lives of right-of-use assets

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

4.2.6 Recognition of deferred tax assets

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

4.2.7 Reverse reorganization

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

The fair value of OpCo was estimated using a combination of a market and income approach under IFRS 13 where the Group forecasted an annual adjusted EBITDA. A market based multiple, as negotiated amongst the independent parties to the Transaction, was then applied to the adjusted EBITDA to arrive at the enterprise value which was then adjusted for OpCo’s net debt.

4.2.8 Private warrants

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

4.2.9 Shares held in escrow

Significant judgement is involved to evaluate whether a contract that may be settled in the issuer’s own equity instruments meets the equity or liability classification. The shares to be delivered in an escrow are recorded as financial liabilities on the Consolidated Statement of Financial Position and are remeasured on each reporting date. In assessing the fair value of the shares, Monte Carlo simulation was applied in a risk-neutral framework assuming a Geometric Brownian Motion for the future stock price. This model is consistent with the Black-Scholes option pricing framework, and was used to account for the path-dependent + 20 out of 30 day features.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Note 5. New and amended IFRS Standards that are effective for the current year

The Group adopted the following accounting standard amendments from January 1, 2022. The evaluation performed by management determined that these amendments did not result in a significant impact in relation to the Group as of December 31, 2022.

Reference to the Conceptual Framework – Amendments to IFRS 3 - Effective January 1, 2022

Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and IFRIC 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date.

No business combinations were consummated for the year ended December 31, 2022 and therefore, this amendment has not impacted the Group.

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

Due to the nature of contractual arrangements with customers, this amendment has not impacted the Group.

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

The Group did not sell any items produced by PP&E while the entity was preparing such asset for its intended use and therefore, this amendment has not impacted the Group.

Annual Improvements to IFRS Standards 2018-2020 - Effective January 1, 2022

The following improvements were finalized in May 2020:

IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for the derecognition of financial liabilities. No significant financial instruments were modified during the year ended December 31, 2022 and therefore, this improvement has not impacted the Group.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements in order to remove any confusion about the treatment of lease incentives. No payments were received from lessors related to leasehold improvements during the year ended December 31, 2022 and therefore, this amendment has not impacted the Group.

The evaluation performed by Management determined that there was not significant impact in relation to the Group as of December 31, 2022.

Note 6. Recent accounting pronouncements not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for the year ended December 31, 2022 and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

As of the issue date of these Consolidated Financial Statements, the following new and revised IFRS standards have been issued, but are not yet effective:

IFRS 17 Insurance Contracts - Effective January 1, 2023

IFRS 17 provides the first comprehensive guidance on accounting for insurance contracts under IFRS accounting standards. Its objective is to increase transparency and reduce diversity in the accounting for insurance contracts. The Group does not have insurance contracts, as such, this new standard is not applicable to the Group.

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) - Effective January 1, 2023

The IASB has issued amendments to IAS 1 Presentation of Financial Statements and an update to IFRS Practice Statement 2 Making Materiality Judgements to provide further clarification on the applying the concept of materiality and to help companies provide useful accounting policy disclosures.

The key amendments to IAS 1 include:

●	requiring companies to disclose their material accounting policies rather than their significant accounting policies;

●	clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and

●	clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company’s financial statements.

The IASB also amended IFRS Practice Statement 2 to include guidance and two additional examples on the application of materiality to accounting policy disclosures.

The Group is in the process of performing its assessment of the impacts of the new amendment and anticipate a change in the disclosure of accounting policies upon adoption. However, early adoption was not elected.

Definition of Accounting Estimate (Amendments to IAS 8) - Effective January 1, 2023

The amendments introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty.

The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy. The distinction between the two is important because changes in accounting policies are applied retrospectively, whereas changes in accounting estimates are applied prospectively.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

The Group is in the process of performing its assessment of the impacts of the amendment to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, but does not anticipate a significant change in its accounting estimates upon adoption. However, early adoption was not elected.

Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction – Amendments to IAS 12 Income Taxes - Effective January 1, 2023

Targeted amendments to IAS 12 Income Taxes clarify how companies should account for deferred tax on transactions such as leases and decommissioning provisions.

The amendments narrow the scope of the initial recognition exemption (IRE) so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will need to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision.

For leases and decommissioning liabilities, the associated deferred tax asset and liabilities will need to be recognized from the beginning of the earliest comparative period presented, with any cumulative effect recognized as an adjustment to retained earnings or other components of equity at that date. The Group is in the process of performing its assessment of the impacts of the new standard and anticipate a change in the recognition of deferred assets and liabilities upon adoption. However, early adoption was not elected.

Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants (Amendments to IAS 1) - Effective January 1, 2024

The narrow-scope amendments to IAS 1 Presentation of Financial Statements clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant).

The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability. The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity.

In addition, the amendments also indicate that a company should classify a liability as non-current if it has a right to defer settlement for at least 12 months after the reporting date. This right may be subject to a company complying with conditions (covenants) specified in a loan arrangement. Covenants with which the company must comply after the reporting date (i.e., future covenants) do not affect a liability’s classification at the reporting date. However, when non-current liabilities are subject to future covenants, companies will now need to disclose information to help users understand the risk that those liabilities could become repayable within 12 months after the reporting date.

The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The Group is in the process of performing its assessment of the impacts of the new standard and anticipate a change in the classification of warrants and shares held in escrow upon adoption from non-current to current liabilities. However, early adoption was not elected.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Lease Liability in a Sale and Leaseback (Amendments to IFRS 16) - Effective January 1, 2024

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. The Group is in the process of performing its assessment of the impacts of the new standard. However, early adoption was not elected.

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

The effective date of the amendments has been deferred indefinitely by the IASB; however, early application of the amendments is permitted.

Note 7. Revenue

The Group recognizes its revenues from the transfer of goods and services to the fulfillment of its performance obligations. The Group’s annual revenue includes $7,098 (2021: $3,637, 2020: $2,213) recognized from intellectual property licensing and dossier generation.

Products

The Group primarily engages in developing, producing and marketing pharmaceutical solutions. It is considered an integrated international healthcare and pharmaceutical company across the three core therapeutical areas: hospitals/clinics, pharmacies (prescription) and over-the-counter (non-prescription).

The Group’s main products for the years ended December 31, 2022, 2021 and 2020 are:

a.	Business to Business

Nextgel

i.	Softgel: Integrated CMDO, soft gelatin capsules, softgels, gummy-gels and GTabs.

b.	Business to Consumer

Procaps Colombia, CAN and CASAND

a.	VitalCare: Branded drugs, consumer over-the-counter and generics.

i.	Clinical Specialties: High-complexity drugs and medical devices.

ii.	Farma: Branded prescription drugs.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Diabetrics

i.	Diabetrics: Diabetes solutions and chronic disease management tool.

Disaggregation of revenue from contracts with customers

Revenue from contracts with customers is disaggregated by primary geographical market and major products (refer to Note 8. Segment reporting) and by timing of revenue recognition in the table below.

	Reportable segments
For the year ended December 31 2022	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics	Corporate	Total

Segment revenue	256,112	145,330	77,928	83,392	34,459	—	597,221
Inter-segment revenue	(131,047)	(2,985)	(22,461)	(17,062)	(13,746)	—	(187,301)
Revenue from contracts with customers	125,065	142,345	55,467	66,330	20,713	—	409,920

Timing of revenue recognition
Goods transferred at a point in time	118,394	142,345	55,467	65,903	20,713	—	402,822
Services transferred over time	6,671	—	—	427	—	—	7,098
Total revenue from contracts with customers	125,065	142,345	55,467	66,330	20,713	—	409,920

	Reportable segments
For the year ended December 31 2021	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics	Corporate	Total

Segment revenue	244,791	156,820	67,842	68,242	47,835	—	585,530
Inter-segment revenue	(123,964)	(1,493)	(16,905)	(14,286)	(19,140)	—	(175,788)
Revenue from contracts with customers	120,827	155,327	50,937	53,956	28,695	—	409,742

Timing of revenue recognition
Goods transferred at a point in time	117,190	155,327	50,937	53,956	28,695	—	406,105
Services transferred over time	3,637	—	—	—	—	—	3,637
Total revenue from contracts with customers	120,827	155,327	50,937	53,956	28,695	—	409,742

	Reportable segments
For the year ended December 31 2020	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics	Corporate	Total

Segment revenue	201,294	121,532	44,808	40,094	39,221	2,431	449,380
Inter-segment revenue	(95,315)	(6,637)	805	(1,538)	(16,432)	1,204	(117,913)
Revenue from contracts with customers	105,979	114,895	45,613	38,556	22,789	3,635	331,467

Timing of revenue recognition
Goods transferred at a point in time	103,766	114,895	45,613	38,556	22,789	3,635	329,254
Services transferred over time	2,213	—	—	—	—	—	2,213
Total revenue from contracts with customers	105,979	114,895	45,613	38,556	22,789	3,635	331,467

Revenue recognized from goods transferred at a point in time include revenues related to “sales of goods” and “sales of trademarks and sanitary records”. Revenue recognized from services transferred over time include revenues related to “intellectual property licensing” and “dossier generation”. Revenues, other than sales of goods, are not material to the Group.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

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

The Group’s customer revenue recognition (external revenue) policy has been consistent with inter-segment revenue generated.

	NextGel			Procaps Colombia			CAN			CASAND
Year 2022	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	256,112	(131,047)	125,065	145,330	(2,985)	142,345	77,928	(22,461)	55,467	83,392	(17,062)	66,330
Contribution margin [1]	66,752	(14,307)	52,445	44,594	156	44,750	18,681	(1,861)	16,820	14,602	14,869	29,471

	Diabetrics			Corporate			Total
Year 2022	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	34,459	(13,746)	20,713	—	—	—	597,221	(187,301)	409,920
Contribution margin [1]	2,965	116	3,081	3,920	(4,484)	(564)	151,514	(5,511)	146,003
Administrative expenses	—	—	—	105,911	—	105,911	105,911	—	105,911
Finance expenses	—	—	—	(37,917)	—	(37,917)	(37,917)	—	(37,917)
Other expenses	—	—	—	25,299	—	25,299	25,299	—	25,299
Income (loss) before tax							58,221	(5,511)	52,710

	NextGel			Procaps Colombia			CAN			CASAND
Year 2021	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	244,791	(123,964)	120,827	156,820	(1,493)	155,327	67,842	(16,905)	50,937	68,242	(14,286)	53,956
Contribution margin [1]	66,679	(12,573)	54,106	51,431	490	51,921	18,767	(231)	18,536	9,949	11,754	21,703

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

	Diabetrics			Corporate			Total
Year 2021	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	47,835	(19,140)	28,695	—	—	—	585,530	(175,788)	409,742
Contribution margin [1]	6,981	(133)	6,848	89	(547)	(458)	153,896	(1,240)	152,656
Administrative expenses	—	—	—	82,187	—	82,187	82,187	—	82,187
Finance expenses	—	—	—	78,636	—	78,636	78,636	—	78,636
Other expenses	—	—	—	78,991	—	78,991	78,991	—	78,991
Income (loss) before tax							(85,918)	(1,240)	(87,158)

	NextGel			Procaps Colombia			CAN			CASAND
Year 2020	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	201,294	(95,315)	105,979	121,532	(6,637)	114,895	44,808	805	45,613	40,094	(1,538)	38,556
Contribution margin [1]	52,679	(5,790)	46,889	43,926	(1,695)	42,231	9,197	6,324	15,521	9,001	813	9,814

	Diabetrics			Corporate			Total
Year 2020	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	39,221	(16,432)	22,789	2,431	1,204	3,635	449,380	(117,913)	331,467
Contribution margin [1]	6,294	(807)	5,487	(10,157)	11,901	1,744	110,940	10,745	121,685
Administrative expenses	—	—	—	58,631	—	58,631	58,631	—	58,631
Finance expenses	—	—	—	54,489	—	54,489	54,489	—	54,489
Other expenses	—	—	—	7,716	—	7,716	7,716	—	7,716
Income (loss) before tax							(9,896)	10,745	849

[1]	Contribution Margin is determined by subtracting sales and marketing expenses from gross profit. The Group’s customer revenue recognition (external revenue) policy has been consistent with inter-segment revenue generated.

Major customer

The Group does not have revenue from a single customer comprising more than ten percent of its consolidated revenue.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Geographical information

In presenting information based on geographical segments, segment revenue is based on the geographical location of the customers.

	For the year ended December 31
	2022	2021	2020
South America	275,933	284,068	249,983
Central America	86,679	72,188	58,082
North America	37,115	44,857	12,576
Europe	10,193	8,629	10,826
Total	409,920	409,742	331,467

Note 9. Finance income (expenses), net

	For the year ended December 31
	2022	2021	2020
Banking expenses	$(781)	$(1,056)	$(590)
Bank fees	(8,498)	(2,263)	(986)
Other financial expenses	(1,033)	(354)	(281)
Net fair value gain of warrant liabilities	12,196	5,851	—
Net fair value gain of shares held in escrow	61,795	4,506	—
Interest expense	(25,762)	(85,320)	(52,632)
Total income (expense)	$37,917	$(78,636)	$(54,489)

In 2022, $6,076 of the bank fees relate to the amortization of upfront and commitment fees incurred under the Bridge Credit Agreement which was subsequently terminated, as mentioned in Note 1. General Company Information and Note 28. Events after the reporting period. The upfront and commitment fees are amortized using the straight-line method over the commitment period.

Refer to Note 25. Warrant Liabilities, Note 26.1. Reverse reorganization and Note 27. Financial instruments for further information related to net fair value gains for the years ended December 31, 2022 and 2021.

For the years ended December 31, 2021 and 2020, interest expense includes the finance expense related to the obligation to repurchase the Group’s ordinary shares from IFC and Hoche under the Put Option Agreements and is measured using the effective interest rate method, inclusive of eligible transaction costs. The amount of interest expense, related to the put options recognized in 2021 and 2020, amounts to $23,506 and $27,344, respectively. Additionally, an extinguishment loss of $35,920 was recognized in 2021, reflecting the re-negotiated commencement date for the annual return of the obligation under the Put Option Agreement with Hoche. On the effectiveness of the Transaction, September 29, 2021, both Put Option Agreements were terminated in exchange for ordinary shares issued by Holdco. The termination of the put option resulted in the associated liabilities to be reclassified into Company’s equity.

In 2022, interest on lease liabilities amounted to $1,033 (2021: $720, 2020: $601). Refer to Note 3.3. Leases - Right-of-use assets & lease liabilities for method of recognition of interest expense applied by the Group.

In 2022, interest expense includes an extinguishment loss of $1,601, as a result of the substantially modified terms of the Senior Notes. Refer to Note 19. Borrowings for further information related to the debt extinguishment.

Net fair value gains recognized in Finance income (expenses), net during 2022 and 2021 are unrealized. The Group did not realize any significant finance income during 2020.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Note 10. Other expenses, net

	For the year ended December 31
	2022	2021	2020
Currency exchange rate differences	$15,984	$4,026	$3,905
Economic emergency contribution expenses	1,301	1,385	811
Fines, surcharges, penalties and taxes assumed	1,119	775	1,440
Donations	814	720	716
Listing expense [1]	—	73,917	—
Impairment loss [2]	6,018	—	—
Other	63	(1,832)	844
Total	$25,299	$78,991	$7,716

[1]	Corresponds to the difference between the fair value of the net assets received through SPAC and the value of the equity interest issued, adjusted by dilutive effect of shares held in escrow at a weighted average fair value per share. Refer to Note 26.1. Reverse reorganization for further information related to the Transaction.
[2]	Refer to Note 12. Goodwill for further details regarding the impairment loss and to Note 14. Property, plant and equipment, net, Note 13. Intangible assets and Note 15. Leases for the impairment recognized within each asset group.

Note 11. Income tax

Income tax recognized through profit or loss

	For the year ended December 31
	2022	2021	2020
Current year	8,407	12,250	7,491
Current tax expense	8,407	12,250	7,491

Origination and reversal of temporary differences	1,763	1,455	3,805
Deferred tax (income) expense	1,763	1,455	3,805

Total tax expense	10,170	13,705	11,296

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Reconciliation of effective tax rate

	For the year ended December 31
	2022	2021	2020
Profit/ (loss) before tax	52,710	(87,158)	849
Income tax (benefit)/expense	8,961	(14,817)	297
Tax effect of expenses that are not deductible in determining taxable profit	27,187	49,442	13,525
Tax effect of income not taxable in determining taxable profit	(30,292)	(8,822)	(7,754)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(1,249)	(9,423)	1,960
Others - Includes exchange effects for reversal rates of long-term temporary differences, income taxed at differential rates, effect of change in deferred tax rate and tax discounts	5,563	(2,675)	3,200
Tax effect of utilization of tax losses not previously recognized	—	—	68
Tax expense for the year	10,170	13,705	11,296

The tax rate used for 2022 represents the corporate tax rate of 17% (2021: 17%, 2020: 35%) from Luxembourg on the taxable income payable by the Group, in accordance with the tax laws of said jurisdiction. Income tax for other jurisdictions is calculated based on the substantially enacted nominal tax rates prevailing in the respective jurisdictions. After effectiveness of the Transaction on September 29, 2021, the Group’s corporate tax jurisdiction changed from Malta to Luxembourg where the corporate tax rate is 17%.

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

On December 13, 2022, the Colombian President enacted Law 2277 of 2022, which contains the tax reform proposals previously approved by congress. The purpose of the amendments is to promote equality and social justice, as well as to consolidate adjustments to the tax system. These tax measures include, among other things, corporate tax rate to remain unchanged at 35%. However, a new net tax rate will be introduced, under which Colombian companies, including free trade zone users, will be subject to a minimum 15% effective tax rate, calculated based on financial net profit, in accordance with the OECD Pillar Two global minimum tax rules. Some changes that alter substantial matters concerning periodic taxes enter into force as from January 1, 2023, and certain other provisions enter into force on a date specified in the legislation. The Group is evaluating the potential impact of this tax reform and cannot anticipate the impact it may have on the Group.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Current tax assets and current tax liabilities:

	As of December 31
Current tax assets	2022	2021
Income Tax Advance	9,227	6,081
Surplus in Private Liquidation	9,563	15,732
Other Tax Assets	2,397	269
Total	21,187	22,082

Current tax liabilities
Withholding Income Tax	(2,274)	(8,982)
Income Tax Payable	(2,797)	(2,652)
Other Tax Liabilities	(1,062)	(122)
Total	(6,133)	(11,756)

As of December 31, 2022 and 2021, the following is the detail of the tax losses of the Group that have not been used and on which no active deferred tax has been recognized:

	As of December 31
	2022	2021
Tax Losses not utilized	4,752	3,242
Total	4,752	3,242

Note 12. Goodwill

	2022	2021
Balance as of January 1	$6,803	$6,863
Effect of movements in foreign exchange	(174)	(60)
Impairment losses	$(838)	$—
Balance as of December 31	$5,791	$6,803

The Group completed its annual impairment test for goodwill for the years ended December 31, 2022 and 2021 and concluded that no impairment charge was warranted for Procaps S.A. de C.V. and Biokemical S.A. de C.V. cash generating units. However, as of December 31, 2022 an impairment loss was recognized for the Rymco cash generating unit (in regards to prior periods, goodwill impairment losses hadn’t previously been recognized). The Group cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the value of the asset reported. The Group believes that all of its estimates are reasonable and are consistent with the Group’s internal reporting and reflect management’s best estimates.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Allocation of goodwill to cash generating units

For the purpose of impairment testing, goodwill has been allocated to the following cash-generating units, which belong to different reportable segments:

		As of December 31
Cash-generating unit	Reportable segment	2022	2021
Procaps S.A. de C.V.	CAN	$549	$549
Biokemical S.A. de C.V.	CAN	5,242	5,242
Rymco	Procaps Colombia	—	1,012
		$5,791	$6,803

The Group has three cash generating units - Procaps, S.A, de C.V., is engaged in the manufacturing and distribution of pharmaceutical products, Biokemical S.A. de C.V. which also manufactures and distributes pharmaceutical products, and Rymco, a manufacturer and seller of syringes, needles, and infusion equipment.

To determine the recoverable amount for each of these cash generating units, a value-in-use calculation was conducted using cash flow projections from approved financial budgets over a specific period, along with an annual discount rate. For cash flows beyond the number of years used in projection, a fixed annual growth rate was used to extrapolate the projections. The chosen period for the cash flow projection represents the stable long-term position, and hence, the cash flows were extrapolated using a steady growth rate in the second stage. The sales growth rate and fixed gross margins were used as inputs for the cash flow projections during the budgeted period, and the directors estimated the growth rate based on past performance and their expectations of market development. The following key assumptions and inputs were considered in the calculation of projected the cash flows of the cash generating units:

	Procaps S.A. de C.V.		Biokemical S.A. de C.V.		Rymco
	2022	2021	2022	2021	2022	2021
Post-Tax Discount Rate	16.5%	12.2%	16.5%	13.3%	17.5%	11.5%
No. of years used In projection (In Years)	6	6	6	6	5	5
Fixed annual growth rate[1]	3%	1%	3%	1%	3.0%	3.1%
Average sales growth rate	15.0%	6.2%	12.6%	3.8%	(3.5)%	11.6%
Average gross margin[2]	52.6%	49%	41.2%	41.4%	27.9%	18%
Expected market share[3]	6.5%	6.2%	7.5%	3.8%	18.1%	19.9%

[1]	This rate is consistent with the growth of the pharmaceutical and medical supplies markets in the current and potential operating areas of the cash-generating units.
[2]	Fixed gross margins were used in the cash flow projections for Procaps S.A. de C.V.
[3]	Management considers that the planned growth of market share for the next five to eight years is reasonably achievable.

The table below indicates the amount by which estimated recoverable amount of the cash generated units exceeded its carrying amount:

Cash-generating unit	Reportable segment	2022	2021
Procaps S.A. de C.V.	CAN	$11,863	$10,386
Biokemical S.A. de C.V.	CAN	7,205	5,932
Rymco	Procaps Colombia	(11,741)	5,766

The impairment in Rymco is due to the decrease in sales and declining market conditions. During 2021, the production capacity of Rymco’s manufacturing facilities was expanded to meet the increased demand for its products that helped reduce the spread of the COVID-19 virus. However, during 2022, due to the end of the COVID-19 epidemic, the demand for those products significantly declined and, as a result, so did the selling prices due to oversupply in the marketplace.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

As a result of the impairment identified as of December 31, 2022, the Group assessed the assets within Rymco subject to IAS 36 and recognized an impairment loss up to the greater of the recoverable amount of the individual assets or zero. The recoverable amount of the assets is its individual Level 2 fair value less costs of disposal, which is calculated based on observable market prices for similar assets. Therefore, a total impairment loss expense of $6,018, which was allocated to the non-financial assets of Rymco as follows:

–	Impairment of Goodwill of $838, with $0 remaining carrying amount;

–	Impairment of Property Plan and Equipment of $4,689, with a remaining carrying amount of $1,596;

–	Impairment of Right-of-use assets of $356, with a remaining carrying amount of $2,744; and

–	Impairment of Intangible assets of $135, with $0 remaining carrying amount.

After impairing assets within the scope of IAS 36 by $6,018, an unallocated impairment of $5,723 remained unrecognized by the Group.

The impairment losses are recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income as Other expenses, net.

Note 13. Intangible assets

Cost	Trademarks and sanitary records	Licenses, customers and agreements	Product development	Total
Balance as of January 1, 2021	13,176	17,174	18,272	48,622
Additions	1,672	755	—	2,427
Additions from internal developments	—	—	7,976	7,976
Derecognition of assets	—	(7)	—	(7)
Foreign currency exchange	(631)	(1,475)	(2,986)	(5,092)
Transfers	489	(512)	23	—
Balance as of December 31, 2021	14,706	15,935	23,285	53,926
Additions	1,684	566	—	2,250
Additions from internal developments	—	—	8,713	8,713
Derecognition of assets	—	(49)	(154)	(203)
Foreign currency exchange	(1,180)	(1,574)	(4,697)	(7,451)
Transfers	233	363	—	596
Balance as of December 31, 2022	15,443	15,241	27,147	57,831

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Accumulated amortization and impairment losses	Trademarks and sanitary records	Licenses, customers and agreements	Product development	Total
Balance as of January 1, 2021	3,481	12,768	4,790	21,039
Amortization expense	787	965	3,064	4,816
Derecognition of assets	—	(7)	—	(7)
Foreign currency exchange	(277)	(976)	(840)	(2,093)
Transfers	241	(237)	(4)	—
Balance as of December 31, 2021	4,232	12,513	7,010	23,755

Amortization expense	1,205	995	2,733	4,933
Impairment loss	114	21	—	135
Foreign currency exchange	(495)	(1,201)	(1,504)	(3,200)
Balance as of December 31, 2022	5,056	12,328	8,239	25,623

As of December 31, 2021
Net book value	10,474	3,422	16,275	30,171
As of December 31, 2022
Net book value	10,387	2,913	18,908	32,208

For the years ended December 31, 2022, 2021 and 2020 amortization expenses are recognized within the Consolidated Statement of Profit or Loss and Other Comprehensive Income as administrative expenses.

Impairment loss recognized in Other expenses, net relates to the Rymco cash-generating unit. Refer to Note 12. Goodwill for further information.

Foreign currency exchange corresponds to the effect of translating the intangible asset amounts attributable to the subsidiaries of the Group whose functional currencies are different from that of the Group.

Note 14. Property, plant and equipment, net

Cost	Land and buildings	Machinery and equipment, furniture and fixtures	Projects in progress	Other [1]	Total
Balance as of January 1, 2021	26,819	69,664	9,330	9,478	115,291
Additions	487	4,764	10,019	167	15,437
Disposals	(289)	(350)	—	(15)	(654)
Effect of exchange differences in foreign currency	(1,180)	(8,930)	(1,130)	(515)	(11,755)
Transfers	4,482	6,518	(7,578)	(5,087)	(1,665)
Balance as of December 31, 2021	30,319	71,666	10,641	4,028	116,654
Additions	4,425	2,556	16,055	121	23,157
Disposals	(2,072)	(2,071)	—	(2)	(4,145)
Effect of exchange differences in foreign currency	(1,283)	(9,698)	(2,008)	(512)	(13,501)
Transfers	759	1,667	(2,872)	179	(267)
Balance as of December 31, 2022	32,148	64,120	21,816	3,814	121,898

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Accumulated depreciation and impairment losses	Land and buildings	Machinery and equipment, furniture and fixtures	Projects in progress	Other [1]	Total
Balance as of January 1, 2021	8,071	32,624	—	4,261	44,956
Disposals	(70)	(91)	—	(16)	(177)
Depreciation expense	871	4,653	—	548	6,072
Effect of exchange differences in foreign currency	(328)	(3,743)	—	(472)	(4,543)
Transfers	(907)	(587)	—	(798)	(2,292)
Balance as of December 31, 2021	7,637	32,856	—	3,523	44,016
Disposals	—	(2,013)	—	(1)	(2,014)
Depreciation expense	775	4,662	—	219	5,656
Impairment loss	—	4,247	403	39	4,689
Effect of exchange differences in foreign currency	508	(4,648)	—	(315)	(4,455)
Transfers	—	39	—	2	41
Balance as of December 31, 2022	8,920	35,143	403	3,467	47,933

As of December 31, 2021
Net book value	22,682	38,810	10,641	505	72,638
As of December 31, 2022
Net book value	23,228	28,977	21,413	347	73,965

[1]	‘Other’ includes computer equipment and other office furniture and equipment.

As of December 31, 2022, depreciation expense was recognized as follows: $4,504 was recognized as Cost of sales (2021: $4,382), for manufacturing costs, and $1,152 (2021: $1,690) within Administrative expenses.

Impairment loss recognized in Other expenses, net relates to the Rymco cash-generating unit. Refer to Note 12. Goodwill for further information.

Financial Commitments

As of year-end 2022, the Group has commitments to acquire capital expenditures for $2,304 (2021: $3,585).

Asset Acquisition of a Pharmaceutical Production Facility

As of December 31, 2021 the Group acquired an 86,000 sq. ft. pharmaceutical production facility. The purchase price allocated to property, plant and equipment based on the estimated fair value of the assets acquired at the date of the asset acquisition was $1,487. Please refer to Note 26.2. Asset acquisition - Pharmaceutical production facility.

Note 15. Leases

The Group has leases of office and warehouse buildings, land, vehicles, machinery and computer hardware. Rental contracts are for fixed terms varying between one and seven years.

Information about leases for which the Group is a lessee is presented below.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Right-of-use assets

Reconciliation of asset balances:

	Land and Buildings [1]	Equipment and Machinery	Vehicles	Computers	Total
Balance as of January 1, 2021	34,886	6,975	32	1,302	43,195
Addition to right-of-use asset	6,573	709	—	—	7,282
Depreciation	(3,311)	(463)	—	(449)	(4,223)
Derecognition of contracts	(126)	(58)	—	(86)	(270)
Transfers	559	(1,155)	(32)	—	(628)
Effect of changes in foreign exchange rates	(4,188)	(932)	—	(69)	(5,189)
Balance as of December 31, 2021	34,393	5,076	—	698	40,167
Addition to right-of-use asset	6,749	2,293	—	1,219	10,261
Depreciation	(4,323)	(1,343)	(7)	(582)	(6,255)
Derecognition of contracts	(437)	(33)	—	—	(470)
Impairment loss	—	(356)	—	—	(356)
Transfers	201	47	61	—	309
Effect of changes in foreign exchange rates	(3,887)	(685)	1	(72)	(4,643)
Balance as of December 31, 2022	32,696	4,999	55	1,263	39,013

[1]	Includes net right-of-use assets of $1,373 (2021: $1,537) with related party WM Partners, LP.

As of December 31, 2022 depreciation expense was recognized as follows: $4,469 was recognized within administrative costs (2021: $3,633) and $1,786 (2021: $590) within cost of goods sold, related to plant leases.

Impairment loss recognized in Other expenses, net relates to the Rymco cash-generating unit. Refer to Note 12. Goodwill for further information.

As of December 31, 2021 the Group assumed rights of use for an amount of $4,533 that were part of the asset acquisition transaction of a pharmaceutical production facility that was purchased from Strides Pharma, Inc. Refer to Note 26.2. Asset acquisition - Pharmaceutical production facility.

Lease Liabilities

The Group’s lease liabilities are guaranteed by the lessor’s title to the leased assets. As of December 31, 2022 and 2021, the Group maintains the following opened balances:

	2022	2021
Non-current	$25,139	$21,894
Current	9,053	9,853
Total	$34,192	$31,747

The remaining contractual maturity and repayment periods of the Group’s leases liabilities are exhibited in Note 27. Financial instruments.

Carrying amounts of lease liabilities are included in Borrowings’ balance, refer to Note 19. Borrowings.

As of December 31, 2021 the Group assumed all obligations and liabilities undertaken as sublessee under the Sublease Agreement with a pending balance of $4,533 that were part of the asset acquisition transaction of a pharmaceutical production facility that was purchased from Strides Pharma, Inc. Refer to Note 26.2. Asset acquisition - Pharmaceutical production facility.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Amounts recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income

	For the year ended December 31
	2022	2021
Interest on lease liabilities	$1,033	$720
Expense relating to leases of low-value assets	115	123
Expense relating to short-term leases	862	1,217

Amounts recognized in Consolidated Statements of Cash Flows

The total cash outflow for leases amounts to $6,679 (2021: $8,854). The principal amount of the lease liabilities and estimated interest payments contractual maturity and repayment periods are included in Note 27. Financial instruments.

Note 16. Investment in joint ventures

Name of joint venture	Principal activity	Place of incorporation and principal place of business	Proportion of ownership interest and voting rights held by the Company
			As of December 31, 2022	As of December 31, 2021
Promedical S.A.	Marketing and pharmaceuticals	Santa Cruz de la Sierra, Bolivia	50%	50%

Promedical S.A. is accounted for using the equity method in these Consolidated Financial Statements. Pursuant to a shareholder agreement, the Group has the right to cast 50% of the votes at shareholder meetings of Promedical S.A.

The financial year end dates of Promedical S.A. are December 31, 2022 and 2021. For the purposes of applying the equity method of accounting, the financial statements of Promedical S.A. for the years ended December 31, 2022, 2021 and 2020 have been used.

The other summary information that precedes the reconciliation to the Group’s carrying amount represents amounts included in the IFRS financial statements of the joint venture, not the entity’s share of these amounts, although they are adjusted to reflect fair value adjustments upon acquisition or accounting policy alignments.

Summarized financial information of Promedical S.A is set out below. The summarized financial information below represents amounts in the Promedical S.A.’s financial statements prepared in accordance with IFRS Standards, adjusted by the Group for equity accounting purposes.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

	As of December 31
	2022	2021
Current assets	$10,107	$10,324
Non-current assets	2,970	3,136
Current liabilities	8,422	6,231
Non-current liabilities	866	795
Equity	3,789	6,434
Revenue	19,844	23,704
(Loss)/income for the year	(2,040)	1,423
Total comprehensive (loss)/income	(2,040)	1,423

	As of December 31
	2022	2021
Net assets of Promedical S.A.	$3,789	$6,434
Proportion of the Group’s ownership interest in Promedical S.A.	1,895	3,217
Other adjustments	(390)	(774)
Carrying amount of the Group’s interest in Promedical S.A.	$1,505	$2,443

Note 17. Inventories, net

	2022	2021
Raw materials and supplies	$42,701	$38,024
Products in process	7,412	6,240
Finished products and merchandise	41,492	31,791
Inventory in transit	11,531	9,645
Subtotal	103,136	85,700
Less: Provision	(6,303)	(6,270)
Total	$96,833	$79,430

Inventories recognized as cost of goods sold during the year ended December 31, 2022 amounted to $170,351 (2021: $174,029). Inventories used as samples for the year ended December 31, 2022 amounted to $6,659 (2021: $3,867) were recognized as marketing expenses.

Write-downs of inventories to net realizable value and obsolescence adjustments amounted to $5,717 (2021: $5,391), were recognized within sales expenses during the year ended December 31, 2022.

Note 18. Trade and other receivables, net

	As of December 31
	2022	2021
Trade receivables, net of discounts [1]	$126,456	$111,071
Other receivables	15,211	16,408
Impairment of trade and other receivables [2]	(12,065)	(10,030)
Trade receivables, net of discounts and impairment	$129,602	$117,449

[1]	Discount and return provision amounts to $13,443 (2021: $7,345).
[2]	Total impairment balance is comprised of $10,768 (2021: $8,755) for trade receivables and $1,297 (2021: $1,275) for other receivables.

Refer to Note 27. Financial instruments for the Group’s disclosures on credit risk management and expected credit losses.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Refer to Note 27. Financial instruments for the Group’s disclosures on credit risk management and expected credit losses.

The Group has entered into factoring arrangements to sell certain trade receivables to third parties under recourse programs, retaining all risk and rewards incidental to the trade receivables, so no derecognition of the financial assets has been performed. Trade receivables which collateralize factoring obligations as of December 31, 2022 amount to $2,547 (2021: $11,973).

Note 19. Borrowings

	2022	2021
Borrowings at amortized cost [1]
Syndicated term loan (1)	$38,626	$46,505
Other term loan (2)	95,720	51,593
Lease liabilities (3)	34,192	31,747
Factoring obligations (4)	2,317	10,609
Bank overdrafts (5)	80	55
Notes (6)	115,000	112,857
Total Interest bearing liabilities	$285,935	$253,366

Current	$257,525	$74,646
Non- Current	$28,410	$178,720

[1]	Borrowings at amortized cost are unsecured, with the exception of factoring obligations which are collateralized by trade receivables. Refer to Note 18. Trade and other receivables, net.

Information about the Group’s exposure to interest rate, foreign currency and liquidity risk is included in Note 27. Financial instruments.

1.	Syndicated term loan

	Currency	Range of Interest	Maturity Year	2022	2021
Syndicated term loan	COP	IBR+ 5.3% (Variable)	2023-2025	$39,156	$39,521
Syndicated term loan	USD	Libor+ 4.8% (Variable)	2022	—	7,850
Amortized cost	COP	N/A	2023	(530)	(866)
Total Syndicated term loan				$38,626	$46,505

On November 20, 2018, Procaps S.A. entered into a syndicated term loan agreement the “Syndicated Loan Agreement”) with the following banks: Portion in Colombian pesos (COP) - Davivienda and Bancolombia; US dollar portion (USD) - Banco de Credito del Peru, Bancolombia Panama and Banco Sabadell. The total value of the syndicated loan amounts to $200,434 million COP (portion in COP) and $35 million USD (portion in USD), Fiduciaria Bancolombia acts as the agent of the loan. C.I. Procaps S.A., Procaps S.A. de C.V, Biokemical S.A., Pharmarketing S.A. (Panama), Pharmarketing Salvador S.A. de C.V., Pharmarketing S.A. (Guatemala S.A.), C.D.I. Salvador S.A. de C.V., C.D.I. Nicaragua S.A., C.D.I. Guatemala S.A., Pharmarketing Dominicana SRL, and Pharmarketing Costa Rica S.A., act as co-debtors, while Pharmayect S.A., Inversiones Crynssen S.A.S., Inversiones Ganeden S.A.S., Inversiones Henia S.A.S., Inversiones Jades S.A.S., and Industrias Kadima S.A.S., act as guarantors.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

The resources obtained were used for advance payment and/or novation of some obligations to be refinanced. The conditions of the loan had a term of 5 years for installment payments and the interest rates agreed are as follows: IBR + 5.30% for the portion in COP and Libor + 4.80% for the USD portion.

The loans received by Banco de Crédito del Peru and Banco Sabadell were precanceled during the month of November 2021, due to the improvement in terms and conditions under the NPA.

The significant covenants required by the Syndicated Loan Agreement are as follows:

Financial covenants

●	Indebtedness Indicator (Indebtedness/EBITDA) as of June 30 and December 30 of each year, during the loan term, must be less than or equal to 3.5 times. If the indicator is greater than 3.0 and less than 3.5, it proceeds to the extent that this value is originated by causes other than additional debt and the justification of the increase must be presented to the agent.

●	Short-term leverage ratio must be less than 1.0 on the last day of each semester.

●	EBITDA ratio / financial expenses ratio must be greater than or equal to 3.0 on the last day of each semester.

Other covenants

●	The Syndicated Loan Agreement establishes that each of the jointly obligated parties, unless they have the express, prior and written authorization of the agent, will refrain from incurring any type of financial debt when the proforma indebtedness indicator, once acquired the additional financial debt, is greater than 3.0 times and maintaining any type of financial debt when the pro forma indebtedness indicator, once the national debt is acquired, is greater than 3.5 times.

●	Each of the joint obligated parties, except with express, prior and written authorization of the agent to do otherwise, will refrain from contracting finance and/or operating lease obligations with purchase option with a joint balance payable greater than $85,000,000 (Eighty-Five Billion Pesos, local currency) or its equivalent in another currency. For purposes of clarity, the reclassification of obligations as financial lease obligations by application of the accounting standards will not consume the balance set forth herein and may not be renewed.

●	The payment of dividends is restricted to anyone other than the jointly obligated parties.

The Syndicated Loan Agreement establishes that, in the event of breach of covenants by the debtor, the lenders shall be entitled to declare early maturity of the indebtedness thereunder.

As mentioned in Note 2.1. Going concern, as of December 31, 2022, the Group was not in compliance with certain of the loan covenants under the Syndicated Loan Agreement. As a result, the $19,665 unpaid principal balance previously classified as a noncurrent borrowings, has been reclassified to current borrowings within the Group’s Consolidated Statement of Financial Position.

On May 2, 2023 the Group obtained a waiver for the loan covenant breaches described above. Under the terms of the waiver, the lenders agreed to waive the event of default as of December 31, 2022. In addition, the Group negotiated an additional waiver to adjust the covenant ratios as noted within Note 28. Events after the reporting period.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

2. Other term loan

	Currency	Range of Interest	Maturity Year	2022	2021
Other term loan	COP	IBR+ 5.0%, DTF+ 3%, 13.99%- 25.3% (2021: IBR+ 2.25%-5.0%)	2022-2025	$9,549	$9,442
	COP	IBR+2.25%-10.2% (2021: DTF + 6.74%, 10%-30%)	2022-2025	21,267	17,552
	Soles	8.0% - 12.79% (Fixed) (2021: 5.00% - 10.01%)	2022-2024	6,837	5,953
	Reales	9.84% - 18% N.A.	2023-2024	2,176	1,762
	USD	SOFR+ (4.80%-5.80%) (2021: Libor + 4.49%)	2023	23,454	739
	USD	6.36%-16.8% (2021: Libor + 2.99% / 6.5% - 8.7%)	2022-2025	32,437	16,145
Total Other term loans				$95,720	$51,593

On June 28, 2022, Procaps, S.A. entered into a credit agreement with BTG Pactual (the “BTG Credit Agreement”) to borrow $8,672. The financial covenants required by the BTG Credit Agreement are as follow:

●	Consolidated Indebtedness Indicator (Indebtedness / EBITDA) must not be greater than 3.5 times.

●	Consolidated EBITDA/Finance expense must not be less than 3 times.

As mentioned in Note 2.1. Going concern, as of December 31, 2022, the Group was not in compliance with the loan covenants related to the BTG Credit Agreement. As a result, the $4,490 unpaid principal balance previously classified as a non-current borrowings, has been reclassified to current borrowings within the Group’s Consolidated Statement of Financial Position.

On March 28, 2023 the Group obtained a waiver for the loan covenant breach. Under the terms of the waiver, BTG Pactual agreed to waive the event of default as of December 31, 2022. In addition, the Group negotiated an additional waiver to adjust the covenant ratios as noted within Note 28. Events after the reporting period.

Along with the BTG Credit Agreement, the Group borrowed $19,000 on October 14, 2022 as part of a short-term agreement with BTG Pactual which is payable in 2023.

Additionally, the Group entered multiple USD based term loans with a variety of banks which amount to $13,566, with a maturity date ranging from one to three years.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

3. Lease liabilities

	Currency	Range of Interest	Maturity Year	2022	2021
Lease liabilities	COP	DTF + (5,18% - 10,11%) T.A., IBR+7.5%	2022-2030	$10,475	$10,334
	COP	DTF+ 4.54%-10.42 T.A.	2022-2025	3,653	6,662
	USD [1]	0.75%-21.48% (2021: 8.29% - 21.48% E.A.)	2022-2032	14,787	9,374
	COP	1.91%-12.23%, IBR+4.68% (2021: 8.29% - 21.48% E.A.)	2022-2027	4,703	5,315
	Reales	0.70% - 8.72% (Fixed) (2021: 1.68%)	2023-2024	574	62
Total Lease liabilities				$34,192	$31,747

[1]	Includes lease liabilities of $1,501 (2021: $1,632) with related party WM Partners, LP.

4. Factoring obligations

	Currency	Range of Interest	Maturity Year	2022	2021
Portfolio factoring	COP	DTF+8%	2023	$1,508	$1,383
	COP	15.0% - 27% N.A. (2021: DTF+8% / 24.6%)	2023	809	9,226
Total Factoring obligations				$2,317	$10,609

5. Bank overdraft

	Currency	Range of Interest	Maturity Year	2022	2021
Overdrafts and credit cards	COP	19.68% - 32% E.A. (Fixed)	2023	$80	$55

6. Notes

	Currency	Range of Interest	Maturity Year	2022	2021
The Prudential Insurance Company Of America	USD	8.50% (Fixed) (2021: 4.75%)	2031	$60,020	$58,906
Prudential Annuities Life Assurance Corporation	USD	8.50% (Fixed) (2021: 4.75%)	2031	29,980	29,423
Healthspring Life & Health Insurance Company, Inc	USD	8.50% (Fixed) (2021: 4.75%)	2031	18,350	18,007
CIGNA Health and Life Insurance Company	USD	8.50% (Fixed) (2021: 4.75%)	2031	6,650	6,521
Total Notes				$115,000	$112,857

On November 12, 2021, the Group closed the private placement offering of $115 million aggregate principal amount of 4.75% guaranteed senior notes (the “Senior Notes”) issued by Procaps, S.A., a subsidiary of the Group, due November 12, 2031, pursuant to the NPA entered into on November 5, 2021 with The Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Healthspring Life & Health Insurance Company, Inc. and Cigna Health and Life Insurance Company Inc.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

The Senior Notes are a senior unsecured obligations of Procaps, S.A. and unconditionally guaranteed by Procaps Group, S.A. and the following subsidiaries of the Group: C.I. Procaps, S.A., Diabetrics Healthcare S.A.S., Pharmayect S.A., Procaps, S.A. de C.V., Biokemical, S.A. de C.V., Colbras Indústria e Comércio Ltda., and Sofgen Pharmaceuticals LLC.

Debt issuance costs related to the Senior Notes of $2,142, comprised of commissions payable to the initial purchasers of $1,390 and attorneys’ costs of $752, were allocated to the liability of the Notes based on their relative values. Issuance incremental costs are part of the effective rate and amortized to interest expense using the effective interest method over the contractual term.

As mentioned in Note 1. General Company Information, the Notes Payoff did not occur on or prior to November 30, 2022, therefore triggering the 3.75% per annum waiver fee on the outstanding principal amount of Senior Notes, raising the interest rate from 4.75% to 8.50%. As a result, the Group has treated the rate increase as a debt extinguishment, derecognised a liability in the amount of $113,400, expensed $1,600 in unamortized transaction costs, and recognized a new liability in the amount of $115,000.

The Senior Notes require Procaps, S.A., the Group and the following subsidiaries of the Group: C.I. Procaps, S.A., Diabetrics Healthcare S.A.S., Pharmayect S.A., Procaps, S.A. de C.V., Biokemical, S.A. de C.V., Colbras Indústria e Comércio Ltda., and Sofgen Pharmaceuticals LLC. to comply with the following financial ratios:

●	The consolidated total debt of Procaps, S.A., the Group and the other obligors thereunder to consolidated EBITDA for the last twelve months of 3.50:1.00 or less (Indebtedness Indicator), measured at certain dates of determination and;

●	An EBITDA interest coverage ratio (calculated as the consolidated EBITDA for the last twelve months of Procaps, S.A., the Group and the other obligors thereunder divided by the consolidated interest expenses of Procaps, S.A., the Group and the other obligors thereunder) in excess of, or equal to, 3.00:1.00, calculated at certain dates of determination.

●	Short-term leverage ratio equal to or less than 1.00

Complying with the NPA protocols and as a result of the more favorable provisions of the Syndicated Loan Agreement, the Group gave notice on April 7, 2022 that specific provisions related to reporting covenants, affirmative covenants, negative covenants, events of default, and mandatory prepayment events, as set forth in the Syndicated Loan Agreement, shall apply to the Senior Notes.

As mentioned in Note 2.1. Going concern, as of December 31, 2022, the Group was not in compliance with the financial covenants related to the Senior Notes. As a result, the $115,000 unpaid principal balance previously classified as a non-current borrowings, has been reclassified to current borrowings within the Group’s Consolidated Statement of Financial Position.

On March 31, 2023 the Group obtained a waiver for the NPA covenant breaches described above. Under the terms of the waiver, the noteholders agreed to waive the event of default as of December 31, 2022. In addition, the Group negotiated an additional waiver to adjust the covenant ratios as noted within Note 28. Events after the reporting period.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

7. Bridge Loan

As of December 31, 2022, the Group did not draw down funds from the Bridge Loan. Refer to Note 1. General Company Information and Note 28. Events after the reporting period for more information on the Bridge Loan.

Reconciliation of liabilities arising from financing activities

	January 1, 2022	Payment cash flows	New liabilities [1]	Other changes [2]	December 31, 2022
Syndicated term loan	$46,505	(7,850)	7,923	(7,952)	$38,626
Other term loan	$51,593	(93,592)	143,786	(6,067)	$95,720
Lease liabilities	$31,747	(6,679)	12,647	(3,523)	$34,192
Factoring obligations	$10,609	(21,943)	14,042	(391)	$2,317
Bank overdrafts	$55	(817)	1,019	(177)	$80
Notes	$112,857	—	—	2,143	$115,000
Total liabilities from financing activities	$253,366	$(130,881)	$179,417	$(15,967)	$285,935

[1]	New liabilities include non-cash activities for invoices from suppliers financed via reverse factoring $32,358 and new lease liabilities for $12,647.

[2]	Other changes include exchange differences, the write-off of the Notes unamortized transaction costs of $1,600 due to the debt extinguishment, and cost amortization of $360.

	January 1, 2021	Payment cash flows	New liabilities [1]	Other changes [2]	December 31, 2021
Syndicated term loan	$81,906	(28,239)	—	(7,162)	$46,505
Other term loan	$85,645	(224,380)	193,120	(2,792)	$51,593
Lease liabilities	$36,799	(8,854)	7,283	(3,481)	$31,747
Factoring obligations	$9,993	(18,779)	22,956	(3,561)	$10,609
Put option agreement	$239,273	—	—	(239,273)	$—
Bank overdrafts	$902	(903)	—	56	$55
Notes	$—	—	112,857	—	$112,857
Total liabilities from financing activities	$454,518	$(281,155)	$336,216	$(256,213)	$253,366

[1]	New liabilities include non-cash activities for invoices from suppliers financed via reverse factoring $48,138 and acquisition of right-of-use assets $7,283.

[2]	Other changes include exchange differences and the termination of the put option agreements in exchange for new equity instruments in Procaps Group, S.A.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Note 20. Deferred tax

The deferred tax assets and liabilities by type of temporary difference are as follows:

	As of December 31
	2022	2021
Net deferred tax asset (liability)
Trade and other receivables	$449	$(1,357)
Inventories	3,930	3,142
Property, plant and equipment	(4,019)	(3,486)
Intangibles	(5,112)	(875)
Borrowings and Trade and other payables	2,648	3,639
Provisions and Other liabilities	1,780	1,005
Others [1]	(523)	(1,071)
Total net deferred tax asset (liability)	$(847)	$997

[1]	As of December 31, 2022, includes a deferred tax asset of $381 related to Procaps S.A. tax losses of $1,088 generated during the year. As of December 31, 2021, the deferred tax asset balance does not comprise unused tax losses.

	As of December 31
	2022	2021
Deferred Tax Asset	$6,974	$7,067
Deferred Tax Liability	(7,821)	(6,070)
Net Deferred Tax Asset (Liability)	$(847)	$997

	2022	2021	2020
Balance as of January 1	$997	$2,879	$8,556
Recognized in Profit or Loss	(1,763)	(1,455)	(3,805)
Recognized in Other Comprehensive Income [1]	107	(58)	16
Others [2]	(188)	(369)	(1,888)
Balance as of December 31	$(847)	$997	$2,879

[1]	Deferred tax related to employee defined benefit plans.

[2]	Deferred tax related to the purchase price acquisition of intangible assets in Procaps S.A. de C.V.

The deferred tax assets are ordinary in character and comprised of temporary differences primarily related to the impairment of trade receivable for financial reporting purposes, differences in the financial statement carrying amount and tax basis of inventories, property, plant and equipment, intangibles, borrowings, provisions, and others. Given the expected near-term reversal of the deductible temporary differences giving rise to deferred tax assets, it is probable that future taxable profit will be available as a result of reversing taxable temporary differences to realize the tax benefit of the deferred tax assets either in the year of reversal or within the twelve-year carryforward period permitted by Colombian income tax law.

There was a deferred tax asset that would have been recognized for $1,663 as of December 31, 2022 (2021: $1,135) for temporary differences of $4,752 (2021: $3,242) related to subsidiary Rymco Medical’s fiscal losses. However, this asset was not recognized because the Group’s management considers that there is no certainty of future taxable income available for compensation. Likewise, no deferred tax liabilities have been recognized from those entities in which the Group has control and in the foreseeable future it is not expected that the same will be carried out.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Note 21. Trade and other payables

	As of December 31
	2022	2021
Trade payables	$81,477	$70,167

Other payables
Trade current accounts	808	3,259
Interest payable	3,307	1,870
Withholdings and payroll contributions	2,512	6,619
Others	2,082	3,466
Total other payables	8,709	15,214
Total accounts payable	$90,187	$85,381

Note 22. Provisions and contingencies

	2022	2021
Provisions and contingencies
Balance as of January 1	$501	$1,829
Effect of changes in foreign exchange rates	9	(209)
Provisions made	43	—
Provisions used	(415)	(1,119)
Balance as of December 31	$138	$501

Provisions

The Group recognizes provisions for contingencies that are probable of requiring an outflow of resources due to adverse effects. The Group recognized the estimated probable losses against the company for labor, administrative and ligation, which are calculated based on the best estimate of the disbursement required to cancel the obligation at the date of preparation of the Consolidated Financial Statements. Such contingencies are disclosed with possible adverse effects for the entity, as follows:

Legal provisions

Softcaps legal proceedings – The total balance of $76 (2021: $459) is comprised of labor, administrative, and civil litigation. As of December 31, 2021, the balance also included $347 (2020: $368) for tax litigation.

The remaining balance of $62 (2021: $42) is for labor litigation in the following entities: Procaps, S.A., Unimed del Perú, and Rymco Medical.

Tax provisions

Transfer pricing Procaps, S.A. – The Procaps, S.A. and CI Procaps companies used to recognize provisions for the impact of transfer pricing in an amount of 2020: $354 However, as of December 31, 2021, those provisions were reversed under the risk analysis carried out by the Group’s external advisors.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Contingencies

Procaps SA de CV legal proceedings - The General Tax Directorate of El Salvador (DGII), determined that the company failed to declare taxable and presumed income from revenue obtained and loans made to non-domiciled companies in 2018, the proposed tax charge and sanction amounts to $1,087. Also, the DGII determined that the company incurred in the infraction of non-intentional evasion due to the incorrect filing of the “VAT” declarations for 2019. The proposed tax charge and penalty amounts to $348.

However, the Group’s external advisor indicates that it is not probable for this claim to proceed, therefore, there is no provision for the effect of this contingency.

Note 23. Shareholder’s equity

Note 23.1. Authorized and issued shares

The authorized shareholder’s equity is represented by 800,000,000 (2021: 800,000,000, 2020: 2,001,071 ) ordinary shares with a par value of one cent each, of which 112,824,184 (2021: 112,824,184, 2020: 2,001,071) are issued and outstanding as of December 31, 2022. Ordinary shares grant one vote per share and one right to dividends. Also, 4,000,000 Redeemable A Shares are issued and held in treasury by the Group and 4,500,000 Redeemable B Shares are issued and held in treasury by the Group.

Reconciliation of share capital and share premium related to the reverse reorganization:

Ordinary authorized and issued shares	Number of shares	Share capital amount	Share premium
As of January 1, 2021 pre-restructuring	2,001,071	2,001	54,412
Termination of put option agreements (a)	903,075	903	297,796
Subtotal	2,904,146	2,904	352,208
Capital restructuring of Crynssen (1:33.4448 exchange ratio) (b)	94,224,544	(1,933)	1,933
Subtotal - restructured	97,128,690	971	354,141
Acquisition of Union Acquisition Corp. II (c)	20,195,494	202	174,738
Escrowed shares (d)	(11,714,612)	(117)	(106,247)
Redemption of redeemable shares (e)	(4,500,000)	(45)	(44,955)
As of December 31, 2021	101,109,572	1,011	377,677

a.	On the effectiveness of the Transaction, September 29, 2021, the put option agreements were terminated in exchange for new equity instruments in Procaps Group SA.

b.	On completion of the Transaction, each of the OpCo Shareholders, contributed its respective OpCo Ordinary Shares to Holdco in exchange for Holdco Ordinary Shares, and, in the case of IFC for Holdco Ordinary Shares and 4,500,000 Holdco Redeemable B Shares, subscribed for by each OpCo Shareholder. The OpCo Shareholders were issued 97,128,690 new shares in the Group (92,628,689 Holdco Ordinary Shares and 4,500,000 Holdco Redeemable B Shares) in exchange of the 2,904,146 outstanding OpCO ordinary Shares. The resultant share exchange ratio being 33.4448.

c.	SPAC Ordinary Shares outstanding (including those held by the PIPE Investors and Union Group International Holdings Limited and Union Acquisition Associates II, LLC (the “SPAC Sponsors”) were exchanged with Holdco for Holdco Ordinary Shares pursuant to a share capital increase of HoldCo.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

New Shares were issued for an aggregate subscription price of $201,955, corresponding to a total aggregate amount of $202 to be allocated to the share capital of the Group.

Aggregate subscription price is as follows:

	Number of shares	Aggregate value
Public shares	5,895,494	58,955
Founder shares	4,300,000	43,000
PIPE Shares	10,000,000	100,000
	20,195,494	201,955

Cost-basis of the exchange reflects:

Share premium
SPAC net assets	131,086
Transactions costs	(30,063)
IFRS 2 Share-based payment expense	73,917
Share Capital issued	(202)
174,738

d.	1,250,000 Holdco Ordinary Shares issued to the SPAC Sponsors and 10,464,612 Holdco Ordinary Shares issued to certain Opco Shareholders in connection with the Transaction are subject to an escrow arrangement that is applicable to both SPAC Sponsors and to such OpCo Shareholders. On September 29, 2021, considering that the condition to deliver a fixed number of shares for a consideration that is settled in One’s own equity instruments is not met for the 11,714,612 Holdco Ordinary Shares issued to the SPAC Sponsors and certain Opco Shareholders, the escrow shares were classified as a financial liability with changes in fair value through profit or loss for the amount of $106,364.

e.	Immediately following the Exchange, the Group redeemed 4,500,000 Holdco Redeemable B from IFC for a total purchase price of $45,000 in accordance with that certain share redemption agreement entered into by and between the Group and IFC on March 31, 2021, and subsequently amended on September 29, 2021.

Refer to Note 26.1. Reverse reorganization for further information related to the Transaction.

Note 23.2. Reserves

	As of December 31
	2022	2021
Legal[1]	$4,892	$4,892
Working Capital[2]	40,851	37,857
	$45,743	$42,749

	2022	2021
Balance as of January 1	$42,749	$39,897
Increase in working capital reserves	2,994	2,852
Balance as of December 31	$45,743	$42,749

[1]	Legal Reserve - Includes the appropriate values from net income to comply with legal provisions related to asset protection according to applicable jurisdictions with cumulative earnings.
[2]	Reserves for working capital – These are eventually used to transfer earnings from the retained earnings for appropriation purposes.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Note 24. Earnings Per Share

The Group reports net earnings per share in accordance with IAS 33 - Earnings Per Share. The income/(loss) per share is calculated by dividing the income/(loss) for the year attributable to ordinary equity holders of the Group by the weighted average number of ordinary shares outstanding in the year.

The income/(loss) per fully diluted share shall be calculated based on the income/(loss) for the year divided by the weighted average number of fully diluted shares. No dilutive effect has been identified for the years ended December 31, 2022, 2021 and 2020.

	2022	2021	2020
Net income/(loss) of the year	42,540	(100,863)	(10,447)
Number of ordinary shares issued at December 31*	101,110	101,110	97,129
Weighted average basic number of ordinary shares	101,110	98,143	97,129
Assumed exercise of share equivalents	—	—	—
Weighted average diluted number of shares	101,110	98,143	97,129
Basic and diluted income/(loss) per share in the year	0.42	(1.03)	(0.11)

*	Includes 903,075 shares held under put option before the transaction as such ordinary shareholders were entitled to receive dividends.

Note 25. Warrant Liabilities

	As of December 31
	2022	2021
Public warrants	$9,200	$16,000
Private warrants[1]	1,716	7,112
	$10,916	$23,112

[1]	Private warrants include 2,875,000 held by the former SPAC sponsors deposited in an escrow account.

Note 25.1. Public warrants

	2022	2021
As of January 1	$16,000	$—
Acquired public warrants	—	21,600
Fair value remeasurement	(6,800)	(5,600)
As of December 31	$9,200	$16,000

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Public warrants were issued by the SPAC to certain shareholders whereas prior to the Transaction such public warrants (together with the private warrants issued to the SPAC sponsors) were exchanged, on a one per one basis, for warrants in the Group’s ordinary shares. The public warrants have the following terms:

●	Each whole warrant entitles the holder to purchase one ordinary share at an exercise price of $11.50

●	The warrant is exercisable post Transaction and expires on the earlier of:

–	5 years after the completion of the Transaction, i.e., September 29, 2026

–	the Redemption Date, or

–	the liquidation of the Group.

●	The Group may redeem the outstanding warrants, in whole and not in part, at a price of $0.01 per warrant at any time while the warrants are exercisable upon a minimum of 30 days prior written notice of redemption:

–	if, and only if, the last sales price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalization and the like) on each of twenty (20) trading days within any thirty (30) trading day period ending on the third trading day prior to the date on which notice of redemption is given.

–	however, that if and when the Public Warrants become redeemable by the Group, the Group may not exercise such redemption right if the issuance of Ordinary Shares upon exercise of the Public Warrants is not exempt from registration or qualification under applicable state blue sky laws or the Group is unable to effect such registration or qualification.

●	The Public Warrants may be exercised, for cash (or on a “cashless basis”) at any time after notice of redemption shall have been given by the Group and prior to the Redemption Date.

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

The public warrants were traded on Nasdaq and the closing trade price on 29 September, 2021 was used to measure their initial fair value. On September 30, 2021, the warrants had a fair value of $21,600 (20,000,000 warrants valued at $1.08 each).

Note 25.2. Private warrants

	2022	2021
As of January 1	$7,112	$—
Acquired private warrants	—	7,363
Fair value remeasurement	(5,396)	(251)
As of December 31	$1,716	$7,112

Simultaneously with the closing of the initial public offering of the SPAC, the SPAC consummated the sale of 6,250,000 warrants (the “SPAC Private Placement Warrants”) at a price of $1.00 per warrant in a private placement to the SPAC Sponsors, generating gross proceeds of $6,250. Pursuant to the Business Combination Agreement, the Group entered into an Assignment, Assumption and Amendment Agreement with SPAC and the Warrant agent to amend and assume SPAC’s obligations under the existing Warrant Agreement and to give effect to the conversion of SPAC public warrants and SPAC Private Placement Warrants to Holdco public warrants and Holdco private warrants (the “Private Warrants”), respectively.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

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

The Private Warrants are redeemable on the occurrence of change in control (merger, re-organization, tender offer, exchange), and the Group does not have an unconditional right to avoid delivering cash, the Private Warrants meet the criteria for classification as a financial liability. In addition, Warrants may be settled in a variable number of shares in case of cashless basis of exercise. Therefore, the Private Warrants meet the criteria for classification as a financial liability.

Additionally, Private Warrants are classified as derivatives and financial liabilities, these shall be initially measured at fair value, with subsequent changes in fair value recognized in profit or loss. Refer to Note 9. Finance income (expenses), net.

Warrants in escrow

On March 31, 2021, concurrently with the execution of the Business Combination Agreement, the SPAC, Holdco, OpCo, certain OpCo Shareholders and certain shareholders of the SPAC prior to the consummation of the Transaction (including the SPAC Sponsors), entered into the Transaction Support Agreement, pursuant to which the SPAC Sponsors agreed to forfeit 2,875,000 of their Private Placement Warrants immediately prior to the Merger and to subject certain of their Holdco Ordinary Shares and Private Warrants to certain restrictions by depositing such securities in an escrow account.

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

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

●	Automatic Release: if Group shall consummate a liquidation, merger, stock exchange or other similar transaction which results in all of the holders having the right to exchange their Holdco Ordinary Shares for cash, securities or other property, then the escrow agent shall (subject to customary escrow notification provisions) promptly release all the First Level Sponsor Escrow Warrants and Second Level Sponsor Escrow Warrants to the SPAC Sponsors.

●	Cancellation: On the Five-Year Expiration Date, any First Level Sponsor Escrow Warrants and Second Level Sponsor Escrow Warrants that have not been released and remain in escrow, shall be released by the escrow agent to the Group for cancellation.

Private Warrants issued by the Holdco which are deposited in escrow and are subject to cancellation if certain conditions are not met are recorded as contingent consideration and therefore initially measured at fair value. Further, since they are liability classified instruments, subsequent changes in fair value are recognized in profit or loss as a Finance Income/Expense. Refer to Note 9. Finance income (expenses), net.

Note 26. Acquisitions

Note 26.1. Reverse reorganization

As further outlined in Note 2.3, the Group underwent a reverse reorganization as a result of the Transaction consummated on September 29, 2021.

The amount of the net identifiable assets of $131,086 acquired on the date of Transaction, were as follows:

(Amount in thousands)	2021
Cash held in trust	$138,046
Cash and cash equivalents	100,000
Redemption liability	(77,997)
Warrants liability	(28,963)
Total SPAC identifiable net assets at fair value	$131,086

Procaps Group, S.A. was considered to be the accounting acquirer and the merger between Procaps Group, S.A. and SPAC was accounted for as an asset acquisition under IFRS, considering SPAC was not considered a business. Therefore, IFRS 2 was applied to recognize the value of equity interests issued in excess of the assets received.

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

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

The IFRS 2 ‘listing expense’ per above, has been recognized in profit or loss within Other expenses, net for the year ended December 31, 2021. Refer to Note 10. Other expenses, net.

As a result of the transaction, prepaid expenses of $4,602 have been recognized in Other current assets as of December 31, 2021.

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

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Shares held in escrow subject to cancellation if certain conditions are not met, are recorded as contingent consideration and therefore, initially measured at fair value. Because the shares held in escrow will be settled in a variable number of the Group’s own equity instruments, they are classified as a liability. As a result, subsequent changes in fair value are recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income as Finance income (expenses), net. Refer to Note 9. Finance income (expenses), net.

	2022	2021
As of January 1	$101,859	$—
Escrowed shares	—	106,364
Fair value remeasurement	(61,795)	(4,505)
As of December 31	$40,064	$101,859

As of December 31, 2022, shares held in escrow measured at fair value include $35,789 and $2,138 (2021: $90,990 and $5,434) owned by the Minski Family and Union Acquisition Associates II, LLC, respectively, which are related parties.

Note 26.2. Asset acquisition - Pharmaceutical production facility

On November 5, 2021, Procaps Group entered into an asset purchase agreement to acquire an 86,000 sq. ft. pharmaceutical production facility located in West Palm Beach, Florida with production capacity of approximately 1.8 billion capsules per year for its CDMO (integrated Contract and Manufacturing Organization) business unit.

The pharmaceutical production facility was purchased from Strides Pharma, Inc., a U.S. subsidiary of the Indian-based pharmaceutical corporation, the Strides Group. The core assets of this asset acquisition includes several soft gelatin capsule (“Softgel”) encapsulation lines, new critical support systems, automated packaging line capabilities, as well as development facilities including pilot and scale up capabilities. Softgels are designed to deliver high precision dosage by achieving homogeneity of ingredients. The Softgel capsules are well recognized in the supplement, OTC, and the prescription market for improving patient adherence to the drug and therapy by facilitating swallowing due to the texture of its shell.

The purchase price for the purchased assets is $1.6 million, and transaction costs of $213.6. On the Closing Date, December 31, 2021, the Group paid the amount corresponding to the 50% of the Purchase Price and the remaining 50% will be paid on December 31, 2023.

The fair value of the identifiable assets acquired on December 31, 2021, the date of the Transaction, were of $1,813.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

The following table summarizes the final allocation of the purchase price based on the estimated fair values of the assets acquired and liabilities assumed at the date of asset acquisition.

(Amount in thousands)	2021
Property, Plant and Equipment	$1,487
Inventories	133
Other receivables	193
Right of Use Assets	4,533
Lease Liabilities	(4,533)
Total	$1,813

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

	As of December 31, 2022		As of December 31, 2021
	FVTPL[1]	Amortized cost[2]	FVTPL[1]	Amortized cost[2]
Financial assets not measured at fair value
Trade and other receivables, net	$—	$129,602	$—	$117,449
Amounts owed by related parties	—	2,474	—	1,147
Cash	—	43,003	—	72,112
Other financial assets	—	210	—	256
Total financial assets not measured at fair value	$—	$175,289	$—	$190,964

Financial liabilities measured at fair value
Warrant liabilities	$10,916	$—	$23,112	$—
Shares held in escrow	40,064	—	101,859	—
Total financial liabilities measured at fair value	$50,980	$—	$124,971	$—
Financial liabilities not measured at fair value
Borrowings	$—	$285,934	$—	$253,365
Trade and other payables	—	90,187	—	85,381
Amounts owed to related parties	—	2,914	—	8,450
Total financial liabilities not measured at fair value	$—	$379,035	$—	$347,196

[1]	The fair value is comprised of $9,200 level 1 and $41,780 level 3 as of December 31, 2022 (2021: $16,000 and $108,971, respectively).
[2]	The amortized cost approximates fair value as of December 31, 2022 and 2021, respectively.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

27.2 Measurement of fair values

The following table shows the valuation techniques used in measuring Level 3 fair values for financial instruments in the Consolidated Statement of Financial Position, as well as the significant unobservable inputs used.

Type	Fair value	Valuation Technique	Significant unobservable input	Relationship between significant unobservable input to fair value	Sensitivity of significant unobservable input to fair value
					+5%	-5%
Private warrants	$1,466	The fair value of the Private Warrants is estimated using the Black-Scholes option pricing formula for European calls, since the underlying stock is not expected to pay dividends over the term of the Warrants.	Volatility of 36.6% (2021: 30.0%)	The higher (lower) the volatility, the higher (lower) the fair value.	$1,883	$934
Private warrants in escrow	250	The fair value of the Private Warrants is estimated using Monte Carlo simulation in a risk-neutral framework assuming a Geometric Brownian Motion for the future stock price.	Volatility of 37.5% (2021: 30.0%)	The higher (lower) the volatility, the higher (lower) the fair value.	340	165
Shares held in escrow	40,064	The fair value of the shares to be delivered is estimated using Monte Carlo simulation in a risk-neutral framework assuming a Geometric Brownian Motion for the future stock price.	Volatility of 36.5% (2021: 30.0%)	The higher (lower) the volatility, the higher (lower) the fair value.	43,696	35,905

27.3 Financial risk management

The Group has exposure to the following risks arising from financial instruments:

●	Credit risk

●	Liquidity risk

●	Market risk, including: currency and interest rate risk

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

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure of the Group. The carrying amount is presented net of impairment losses. None of the receivable balances as of December 31, 2022 or 2021 constitutes a significant concentration of credit risk. There are no other single customers representing more than 10% of total gross trade receivables for the years ended December 31, 2022 and 2021.

Expected credit losses

The average credit period on the sale of medicines is 60 to 120 days. In some cases, depending on market conditions and strategy, longer payment periods are granted. No interest surcharge is made on commercial accounts receivable. Refer to Note 3.4. Financial Instruments for further information on financial instruments significant accounting policies.

The Group has recognized a provision for doubtful accounts. The Group evaluates the impairment of its accounts receivable for the expected credit loss model, where it determines its value based on the probability of default, the loss due to default (i.e., the extent of the loss in case of default) and the exposure, by the application of the ‘simplified method’ for trade receivables without a significant financing component. The assessment of the probability of default and the loss due to default is mainly based on historical data and adjust historical loss rates to reflect information about current conditions and reasonable and supportable forecasts of future economic conditions.

The following table provides information about the exposure to credit risk and expected credit losses for Trade and other receivables and Amounts owed by related parties as of December 31, 2022 and 2021:

December 31, 2022	Current (not past due)	1-30 days past due	31-60 days past due	61-90 days past due	91-120 days past due	More than 120 days past due	Total
Weighted-average loss rate	0.39%	3.42%	4.50%	14.25%	19.89%	83.88%	14.07%
Gross carrying amount	124,219	11,816	3,864	1,958	890	26,605	169,352
Impairment loss allowance	(483)	(404)	(174)	(279)	(177)	(22,317)	(23,834)
	123,736	11,412	3,690	1,679	713	4,288	145,518

December 31, 2021	Current (not past due)	1-30 days past due	31-60 days past due	61-90 days past due	91-120 days past due	More than 120 days past due	Total
Weighted-average loss rate	0.60%	2.11%	2.35%	3.38%	3.26%	67.43%	14.67%
Gross carrying amount	98,776	11,265	3,147	1,981	1,843	30,578	147,590
Impairment loss allowance	(591)	(238)	(74)	(67)	(60)	(20,620)	(21,650)
	98,185	11,027	3,073	1,914	1,783	9,958	125,940

As of December 31, 2022, additions of $2,673 (2021: reversal of $818, 2020: reversal of $1,915) to the impairment loss allowance were recognized within Sales and marketing expenses. As of December 31, 2022, this amount includes $195 of impairment losses recognized for balances in connection with related parties. In addition, an allowance exists from prior periods for open balances related to goods sold to Industrias Intercaps de Venezuela C.A and Laboratorios Vivax Pharmaceuticals C.A., due to the critical political and social situation that the location country of precedence is experiencing, See Note 29. Related party transactions.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

27.3.3. Market risk

Foreign currency risk

The Group carries out transactions denominated in foreign currency, mainly imports, exports and indebtedness; thereby generating exposures to exchange rate fluctuations. The Group does not usually cover exposures to the exchange rate, but rather monitors frequently the foreign exchange market as a strategy to prevent significant loss in the short- and medium-term.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Assets		Liabilities
	2022	2021	2022	2021
COP	105,048	124,545	(79,476)	(99,371)
Reales	25,479	7,002	(9,962)	(9,125)
Quetzales	—	1,946	—	(4,115)
Soles	14,667	7,024	(8,905)	—
Dominican Peso	1,064	809	(3,563)	(2,869)
Colones	1,346	1,270	(2,814)	(2,371)

The following table details sensitivity per company to a 10% increase and decrease in the U.S. dollar against the relevant foreign currencies. The sensitivity analysis includes only the outstanding monetary items denominated in foreign currency and adjusts its conversion at the end of the period for a 10% change in exchange rates.

	+10% Impact to profit or loss before tax			-10% Impact to profit or loss before tax
	2022	2021	2020	2022	2021	2020
COP	(2,325)	(2,289)	2,262	2,841	2,797	(2,764)
Reales	(1,411)	193	52	1,724	(236)	(64)
Quetzales	—	197	(8)	—	(241)	10
Soles	(524)	(639)	301	640	781	(368)
Dominican Peso	227	187	207	(278)	(229)	(253)
Colones	133	100	107	(163)	(122)	(131)

Interest rate risk

The Group is exposed to interest rate risks because it borrows money at both fixed and variable interest rates connected with Secured Overnight Financing Rate (“SOFR”) and IBR/DTF (according to its Spanish acronym of “Indicador bancario de referencia” which is the benchmark banking indicator, in Colombia). The risk is managed by the Group, by monitoring the macroeconomic variables that determine the variation of the interest rates and generating an appropriate mix between fixed rate and variable rate loans.

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates. In 2022, the Group undertook amendments to its financial obligations with contractual terms indexed to IBORs such that they incorporate new benchmark rates. As of December 31, 2022, the Group modified all of its variable rate liabilities indexed to LIBOR to reference SOFR.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

The following sensitivity analyzes have been determined based on exposure of financial liabilities to the highlighted variable interest rates:

	2022			2021
	Carrying amount	+1%	-1%	Carrying amount	+1%	-1%
DTF/IBR	79,345	80,138	78,551	67,970	68,650	67,290
SOFR	23,454	23,688	23,219	19,451	19,646	19,256
Total	102,799	103,827	101,771	87,421	88,296	86,546

$102,799 or 35.95% as of December 31, 2022 and 87,421 or 34.50% as of December 31, 2021, of the Group’s interest-bearing financial liabilities bears interest at a variable rate. An increase of 1% in interest rates for the year ended December 31, 2022 would have decreased profit before tax by $1,028 in 2022 and decreased profit before tax by $875 in 2021. A decrease of 1% will have an equal and opposite effect on profit before tax. This sensitivity does not include the balances of financial obligations with a fixed rate.

27.3.4. Liquidity risk

The Group’s Financial UAC has ultimate responsibility for the liquidity management of each of the companies and has established an appropriate framework so that Management can make decisions on short-, medium- and long-term financing, as well as liquidity management. The Group manages liquidity risk by maintaining reserves, adequate financial and loan facilities, continuously monitoring projected and actual cash flows, and reconciling the maturity profiles of financial assets and liabilities. In the same sense, financial assets to afford obligations represent cash and trade receivables intended to be collected in short term, net of the expectations of recoverability.

As part of other liabilities within borrowings, the Group includes obligations to factors associated with factoring and reverse factoring arrangements. Ordinary payment terms with suppliers range between 60 and 90 days but may be extended through reverse factoring arrangements up to 180 days in aggregate.

The Group’s obligations to individual factors typically is less than 5% of the Group’s total indebtedness. The majority of the Group’s factoring and reverse factoring obligations are concentrated with Sufactura S.A, Corredores Asociados S.A. and Banco Serfinansa S.A.

The following table details the most representative remaining contractual maturity and repayment periods of the Group’s financial liabilities. This reflects the undiscounted cash flows of financial liabilities, considering the date on which the Group must make the final payments.

	As of December 31, 2022
	Carrying amount	Contractual cash flows	Less than 1 year [1,2]	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	$251,743	$278,853	$274,648	$3,642	$563	$—	$—
Trade and other payables	90,187	90,187	90,187	—	—	—	—
Lease liabilities	34,192	46,001	11,174	6,629	5,962	7,962	14,274
Amounts owed to related parties	2,914	2,914	2,914	—	—	—	—
	$379,036	$417,955	$378,923	$10,271	$6,525	$7,962	$14,274

[1]	As mentioned in Note 19. Borrowings, $139,155 in the aggregate, is classified as payable in less than 1 year as a result of a breach in certain covenants included under the NPA, the Syndicated Loan Agreement, and BTG Credit Agreement. Refer to Note 28. Events after the reporting period for the Group’s executed waivers with the lenders mentioned above.

[2]	As mentioned in Note 2.1. Going concern the Group is renegotiating $19,000 balance with BTG, and Syndicated balance of $38,626 with Bancolombia and Davivienda. Additionally, the Group expects to maintain revolving credit lines with other lending parties.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

	As of December 31, 2021
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	$221,619	$253,011	$71,987	$16,895	$15,330	$20,323	$128,476
Trade and other payables	85,381	85,381	85,381	—	—	—	—
Lease liabilities	31,747	39,904	9,853	7,403	5,333	8,314	9,001
Amounts owed to related parties	8,450	8,450	8,450	—	—	—	—
	$347,197	$386,746	$175,671	$24,298	$20,663	$28,637	$137,477

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

The executive members of the UAC of the Group, who provide support for the analysis and management of capital risk to the Group, review their capital structure on a quarterly basis. As part of this review, the committee considers the cost of capital and the risks associated with each class of capital. The Group is reviewed in an internal administrative manner, with the same covenants that apply to the Syndicated Procaps S.A. The main financial covenant is determined as the ratio of the debt to the EBITDA generated by the Group.

Indebtedness Index

The indebtedness index for the reporting period is the following:

	2022	2021
Total assets [1]	460,187	462,135
Total liabilities [2]	462,065	500,475
Liabilities to assets ratio	1.00	1.08

[1]	Defined as short-term assets plus long-term assets
[2]	Defined as short-term liabilities plus long-term liabilities

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

Note 28. Events after the reporting period

Management has considered subsequent events through the date these Consolidated Financial Statements were issued and identified the following events that require disclosure.

Grupo Somar and Pearl Mexico Acquisition

Refer to Note 1. General Company Information for background information on the Acquisition of Grupo Somar and Pearl Mexico. The time required for resolution of the lien remains uncertain and is not in the Group’s control. Following the failure of the transaction to close on December 31, 2022, the Group provided the Sellers a formal notice on January 1, 2023 terminating the SPA in accordance with the terms thereof.

Bridge Loan Credit Agreement

Following the Group’s termination of the SPA, by delivering the notice of termination, the Group advised the joint arrangers and book runners on January 1, 2023 of its desire to terminate the transaction documents (including, without limitation, the commitments under the Bridge Credit Agreement and, for the avoidance of doubt, any commitments under the Commitment Letter) and pay all outstanding obligations, amounting to $5,719, under the Bridge Credit Agreement and any other transaction document as of January 10, 2023.

Waiver for Breach of Indebtedness Covenants

Refer to Note 2.1. Going concern and Note 19. Borrowings for background information on breach of Loan Covenants. On March 28, March 31 and May 2, 2023 the Group obtained waivers for the applicable covenant breaches under the NPA, the Syndicated Loan Agreement, and the BTG Credit Agreement. Under the terms of the waivers, the lenders agreed to waive the event of default as of December 31, 2022. In addition, the Group negotiated with the lenders for additional waivers to adjust the covenant ratios as noted below:

BTG Credit Agreement

For the period ending June 30, 2023, as part of the waiver negotiations, the lenders agreed to adjust the convent ratios as noted below (the covenants will return to the original terms from December 31, 2023, onwards):

●	The Company’s consolidated Indebtedness Indicator (Indebtedness / EBITDA) must not be greater than 4.5x (original covenant: greater than 3.5x).

●	The Company’s consolidated EBITDA/Finance expense must not be less than 1.8x (original covenant: less than 3.0x).

Syndicated Loan Agreement

For the period ending June 30, 2023, as part of the waiver negotiations, the lenders agreed to adjust the convent ratios as noted below (the covenants will return to the original terms from December 31, 2023, onwards):

●	Indebtedness Indicator (Indebtedness/EBITDA) must be less than or equal to 4.5 times (original covenant: less than or equal to 3.5 times). If the indicator is greater than 4.1 and less than 4.3 (original covenant: greater than 3.0 and less than 3.5), it proceeds to the extent that this value is originated by causes other than additional debt and the justification of the increase must be presented to the agent.

●	Short-term leverage ratio less than 1.6 (original covenant: less than 1.0).

●	EBITDA ratio / financial expenses greater than or equal to 1.8 (original covenant: greater than or equal to 3.0).

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

NPA

For the periods ending March 31, June 30 and September 30, 2023, as part of the waiver negotiations, the lenders agreed to adjust the convent ratios as noted below (the covenants. will return to the original terms from December 31, 2023, onwards):

●	The consolidated total debt of Procaps, S.A., the Group and the other obligors thereunder to consolidated EBITDA for the last twelve months of 4:00:1.00 or less (original covenant: 3.50:1.00 or less).

●	An EBITDA interest coverage ratio in excess of, or equal to, 2.20:1.00 (original covenant: in excess of, or equal to, 3.00:1.00).

●	Short-term leverage ratio equal to or less than 2.00:1:00 (original covenant: equal to or less than 1.00:1.00).

Headcount Reduction

During the first quarter of 2023, the Group announced adjustments to their workforce, which involved an overall reduction in headcount of approximately 200.

Note 29. Related party transactions

Balances and transactions between the Group and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its related parties are disclosed below.

Outstanding activities

During the year, the Group entities carried out the following transactions with joint ventures and other related parties:

	For the year ended December 31
	2022	2021[1]	2020[1]
Sale of finished products	$8,038	$5,628	$5,583
Revenue from services and consulting	1,034	116	87
Purchases of raw materials and other services	12,367	10,240	11,339

[1]	The Group corrected the disclosure of transactions with related parties for the years ended December 31, 2021 and 2020 to conform with the current period presentation. The modification includes the disclosure of sales that are performed through an agent with Industrias Intercaps de Venezuela C.A. and Laboratorios Vivax Pharmaceuticals C.A. in the amount of $1,803 for the year ended December 31, 2021 (2020: $1,826) and does not impact the results presented in the prior period.

For the year ended December 31, 2022 interest expense derived from related parties amount to $76 (2021: $61, 2020: $49).

The following current amounts were outstanding at the reporting date:

	As of December 31
	2022	2021
Trade and other receivables by related parties	$14,028	12,491
Loans owed by related parties	215	276
Less: provisions	(11,769)	(11,620)
Amounts owed by related parties, net	$2,474	$1,147

As of December 31, 2022 and 2021, the Group's balance for non-current trade and other receivables by related parties is comprised of $18,060 with Industrias Intercaps de Venezuela and $5,333 with Laboratorios Vivax Pharmaceuticals, which are fully provisioned.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

	As of December 31
	2022	2021
Trade and other payables to related parties	$2,853	$1,335
Loans owed to related parties	61	7,115
Amounts owed to related parties	$2,914	$8,450

Current	$2,914	$8,450
Non-current	$—	$—

For the year ended December 31, 2022 donations to Fundación Procaps amount to $494 (2021: $427, 2020: $325) and are recognized as other expenses in profit or loss.

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

Loans to and from related parties

Loans to related parties	2022	2021	2020
Balance as of January 1	$276	$304	$499
Loans advanced	—	—	—
Loan repayments received	(61)	(28)	(195)
Balance as of December 31	$215	$276	$304

Loans from related parties	2022	2021	2020
Balance as of January 1	$7,115	$15,844	$20,963
Loans advanced	61	—	32
Loan repayments	(7,191)	(9,154)	(5,856)
Interest accrued	76	425	705
Balance as of December 31	$61	$7,115	$15,844

The loans to and from related parties are repayable between one year from the reporting date. The average interest rate on the loans during the year was 6% (2021: 6%). Outstanding balances are unsecured and are repayable in cash.

No loss allowance was recognized in expense in 2022 or 2021.

For 2021, put option agreements with IFC and Hoche for the right to put back all or some of the ordinary shares they held in Crynssen was presented as a separate financial liability, until the effectiveness of the Transaction, even though both are related parties. See Note 19. Borrowings for further detail.

Transactions with directors and executive board management members

Total management compensation included in the Consolidated Statement of Profit or Loss and Other Comprehensive Income are as follows:

	For the year ended December 31
	2022	2021[1]	2020[1]
Short-term employee benefits	$2,415	$2,202	$1,972
Consulting fees	3,357	2,730	1,971
Total	$5,772	$4,932	$3,943

[1]	The Group corrected the disclosure of short-term employee benefits and consulting fees for the year ended December 31, 2021 and 2020. The correction does not impact the results presented in the prior period.