Form 20-F
period 2023-12-31
Procaps Group, S.A.
filed 2025-09-03
CIK 1863362

Table of Content

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2023
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

Melissa Angelini 9 rue de Bitbourg, L-1273 Luxembourg Grand Duchy of Luxembourg R.C.S. Luxembourg: B253360 Tel : +356 7995-6138 Email: ir@procapsgroup.com
(Name, Telephone, E-mail and/or Facsimile number and Address Company Contact Person)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange in which registered
Ordinary Shares, U.S.$0.01 nominal value per share	PROCF(1)	N/A
Warrants	PROCW	N/A

(1) Our Ordinary Shares were delisted from Nasdaq effective as of February 4, 2025, and, on the date of this Annual Report, are quoted on the OTC Expert Market under the symbol “PROCF”, on an “unsolicited only” basis.
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
112,824,183 Ordinary Shares, as of December 31, 2023
23,375,000 Warrants to purchase Ordinary Shares, as of December 31, 2023
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
☐ Yes ☒ No
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☒
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
☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

Table of Content
i

Table of Content
FREQUENTLY USED TERMS
In this Annual Report:
“1915 Law” means the Luxembourg law of August 10, 1915 on commercial companies, as amended.
“Adjusted EBITDA” means EBITDA further adjusted to exclude certain isolated costs incurred as a result of certain costs related to business transformation initiatives, certain foreign currency translation adjustments, and certain other finance costs and other nonrecurring, nonoperational or non-ordinary items as the Company may deem appropriate from time to time.
“Annual Report” means this annual report on Form 20-F for the fiscal year ended December 31, 2023.
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
“CRS” means the Common Reporting Standard for Automatic Exchange of financial account information in tax matters as set out in the CRS Law.

“CRS Law” means the amended Luxembourg Law dated 18 December 2015 on the Common Reporting Standard (“CRS”) implementing Council Directive 2014/107/EU of 9 December 2014 as regards mandatory exchange of information in the field of taxation and setting forth to the OECD’s multilateral competent authority agreement on automatic exchange of financial account information signed on 29 October 2014 in Berlin, with effect as of 1 January 2016.
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
“Exchange Act” means the Securities Exchange Act of 1934, as amended.

Table of Content
“FATCA” means the Foreign Account Tax Compliance provisions of the United States Hiring Incentives to Restore Employment (HIRE) Act on 18 March 2010, set out in sections 1471 to 1474 of the Code, and any U.S. Treasury regulations issued thereunder, Internal Revenue Service rulings or other official guidance pertaining thereto.

“FATCA Law” means the amended Luxembourg law dated 24 July 2015 implementing the Model 1 Intergovernmental Agreement between the Government of the Grand Duchy of Luxembourg and the Government of the United States of America to Improve International Tax Compliance and with respect to the United States information reporting provisions commonly known as the Foreign Account Tax Compliance Act (FATCA).
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
“IFRS” means the IFRS Accounting Standards as issued by the IASB.
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

Table of Content
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
"SOX" means Sarbanes-Oxley Act
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

Table of Content
CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements about our expectations, beliefs and intentions regarding, among other things, our products and services, development efforts, business, financial condition, results of operations, strategies, plans and prospects. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors listed below:
•the financial performance of Procaps;
•changes to our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;
•our ability to develop, license and launch new products and services;
•our ability to successfully and efficiently integrate future acquisitions or execute on dispositions;
•the availability of raw materials used in our products and our ability to source such raw materials, or find adequate substitutes, in a cost-effective manner;
•our product development timeline and estimated research and development (“R&D”) costs;
•developments and projections relating to our competitors and industry;
•our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;
•fluctuations in the exchange rates of the currencies used by Procaps;
•global supply chain issues that materially impacts the transportation of our products and/or raw materials,
•changes in applicable laws or regulations; and
•the outcome of any known and unknown litigation and regulatory proceedings.
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
As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:
•changes in applicable laws or regulations;
•any identified material weaknesses in our internal control over financial reporting which, if not corrected, could adversely affect the reliability of our financial reporting;
•the ability to implement business plans, forecasts, and other expectations after the completion of any future acquisition, and identify and realize additional opportunities;
v

Table of Content
•the risk of failure or delay in the development and/or licensing of new pharmaceutical products and the costs involved;
•the risk that delays in regulatory reviews and approvals of new products could delay our ability to market such products, and that post-approval requirements, including additional clinical trials, could result in increased costs;
•the risk that pending intellectual property applications are denied or untimely resolved;
•the risk associated with the markets and countries in which we operate, including, Colombia, El Salvador and Brazil;
•our ability to identify and materialize acquisition opportunities;
•the risk associated with fluctuations in the costs, availability, and suitability of the components of the products we manufacture, including active pharmaceutical ingredients, excipients, purchased components, and raw materials;
•failure to comply with existing or future regulatory requirements, standards and ethical expectations, including environmental, tax, labor, anticorruption, health and safety regulations;
•the risk associated with global supply chain crisis could interfere with the operations of certain of our direct or indirect suppliers;
•our ability to adequately enhance our products and services or introduce new technology;
•the risk of a change in demand for our products and services, consumer preferences and the possibility of rapid technological change in the highly competitive industry in which we operate;
•the risk associated with the loss of, or failure to attract and retain, our key employees and specialized sales representatives;
•the risk that changes to price control regulations could negatively affect our margins and its ability to pass on cost increases to our customers;
•the dependency of our integral contract development and manufacturing organization services on customer’s research and success of their products;
•the risks associated with the effect of our products on our customers and potential exposure to product and other liability risks;
•the risk of disruption at any of our manufacturing facilities or disruption of the relationship with our key customers;
•the risks associated with exchange rate volatility of the currencies in which we do business;
•the risk of any breach, disruption or misuse of our, or our external business partners’, information systems or cyber security efforts;
•the risk of changes in market access or healthcare reimbursement for, or public sentiment towards our, or our customers’, products, or other changes in applicable policies regarding the healthcare industry;
•the risk that we or our customers are unable to secure or protect our respective intellectual property or that we or our customers may infringe on the intellectual property rights of others;
•the loss of customers’ confidence in the integrity of pharmaceutical products due to illegal trade;
•the possibility that we may be adversely affected by other economic, business, and/or competitive factors; and
•other risks and uncertainties described in this Annual Report, including those under the heading “Risk Factors” in Item 3.D of this Annual Report.

Table of Content

SUMMARY OF MATERIAL RISKS ASSOCIATED WITH OUR BUSINESS
Our business is subject to numerous risks and uncertainties, including those described in “Item 3.D—Key Information—Risk Factors” in this Annual Report. You should carefully consider these risks and uncertainties when investing in our Ordinary Shares. The principal risks and uncertainties affecting our business include the following:
•The development of new pharmaceutical products is a complex, risky and lengthy process involving significant financial, research and development and other resources, which may be delayed due to various factors. Such delays can result in increased costs or the emergence of competing products, which may have a material adverse effect on Procaps’ business, financial condition and results of operations.
•Procaps is subject to strict controls on the commercialization processes for its pharmaceutical products, including their development, manufacture, distribution and marketing, which vary by country and by region. Any delays in regulatory reviews or approvals could delay Procaps’ ability to market our products, which could have a material adverse effect on its business, financial condition and results of operations.
•Procaps’ future results of operations are subject to fluctuations in the costs, availability, and suitability of the components of the products it manufactures, including active pharmaceutical ingredients, excipients, purchased components, and raw materials.
•The delisting of our Ordinary Shares from the Nasdaq may continue to have a material adverse effect on the trading and price of our Ordinary Shares, and we cannot assure you that our Ordinary Shares will be relisted, or that once relisted, they will remain listed.
•We have a significant amount of indebtedness outstanding, which may increase risk to our business, including our ability to remain in compliance with the terms of such indebtedness.
•A disruption at any of Procaps’ main manufacturing facilities could materially and adversely affect its business, financial condition and results of operations.
•Procaps’ independent registered public accounting firm has included an explanatory paragraph relating to Procaps’ ability to continue as a going concern in its report on Procaps’ Annual Audited Consolidated Financial Statements included elsewhere in this Annual Report.
•Procaps has identified material weaknesses in its internal control over financial reporting. If Procaps is unable to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in Procaps and materially and adversely affect its business and results of operations.
•Procaps is an international company with operations primarily in Latin America and is subject to the market risks of the countries in which it manufactures and/or sells its products, and to risks associated with foreign exchange rates.
•If Procaps does not enhance its existing products and services, or introduce new technology or service offerings in a timely manner, its products and services may become uncompetitive over time, or customers may not buy its products or buy less of them, which could have a material adverse effect on Procaps’ business, financial condition and results of operations.
•The demand for OTC products may be impacted by changes in consumer preferences. If Procaps is unable to adapt to these changes, it may lose market share and its net sales may be negatively impacted, which could have a material adverse effect on Procaps’ business, financial condition and results of operations.
•Procaps’ business depends upon certain customers for a significant portion of its sales, therefore, a disruption of Procaps’ relationship with these customers or any material adverse change in these customers’ businesses could have a material adverse effect on Procaps’ business, financial condition and results of operations.
•Procaps depends on key personnel to operate and grow its business and to develop new and enhanced offerings and technologies and the loss of, or the failure to attract and retain, such key personnel could adversely affect its operations.

Table of Content
•Procaps may be unable to identify acquisition opportunities and successfully execute and close acquisitions, which could limit its potential for growth.
•Procaps may not be able to realize the benefits of business acquisitions and divestitures it enters into, including being unable to successfully and efficiently integrate acquisitions or execute on dispositions, which could have a material adverse effect on its business, financial condition and results of operations.
•The demand for Procaps’ iCDMO (integral contract development and manufacturing organization) services depends in part on its customers’ research and development and the clinical and market success of their products. In the event Procaps’ customers spend less on, or are less successful in, these activities for any reason, Procaps’ business, financial condition, and results of operations may be materially adversely affected.
•Procaps participates in a highly competitive market, and increased competition may adversely affect its business, financial condition and results of operations.
•Changes in market access or healthcare reimbursement for, or public sentiment towards Procaps, or its customers’, products in Latin America, the United States and other countries in which Procaps operates, or other changes in applicable policies regarding the healthcare industry, could adversely affect Procaps’ financial condition and results of operations by affecting demand for Procaps’ products and services.
•The illegal trade in pharmaceutical products, including counterfeiting, theft and illegal diversion, is widely recognized. Public loss of confidence in the integrity of pharmaceutical products as a result of illegal trade could materially adversely affect Procaps’ reputation, financial condition and results of operation.
•Procaps and its customers depend on patents, copyrights, trademarks, know-how, trade secrets, and other forms of intellectual property protections, but these protections may not be adequate.
•Procaps’ products and services, or its customers’ products, may infringe on the intellectual property rights of third parties and any such infringement could have a material adverse effect on Procaps’ business.
•A significant portion of medication on the market, including Procaps’, is subject to price control regulations. This control may limit Procaps’ margins and its ability to pass on cost increases to its customers, which could have a material adverse effect on Procaps’ business, financial condition and results of operations.
•Procaps may be held liable if a consumer has an adverse health reaction to a product it sells or manufactures.
•Procaps is subject to product and other liability risks that could exceed its anticipated costs or adversely affect its results of operations, financial condition, liquidity, and cash flows.
•Failure to comply with existing and future regulatory requirements could adversely affect Procaps’ business, financial condition and results of operations, or result in claims from customers.
•Procaps’ global operations are subject to economic, political, and regulatory risks, including the risks of changing regulatory standards or changing interpretations of existing standards that could affect its financial condition and results of operation or require costly changes to its business.
•Procaps is subject to governmental export and import controls that could impair its ability to compete in international markets and subject it to liability if Procaps is not in compliance with applicable laws.

Table of Content
CERTAIN CONVENTIONS
The Company was incorporated under the laws of the Grand Duchy of Luxembourg on March 29, 2021. The Company owns no material assets other than its direct ownership of the issued share capital in Crynssen. Except where the context otherwise requires or where otherwise indicated, all references to “Procaps,” “we,” “us” and “our” refer to the Company and its consolidated subsidiaries, as well as those businesses we account for using the equity method.
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
CURRENCY PRESENTATION
In this Annual Report, unless otherwise specified or the context otherwise requires:
•“U.S.$”, “$” and “U.S. dollar” each refers to the United States dollar;
•“COP” and “Colombian Peso” refers to the Colombian peso, the lawful currency of Colombia; and
•“Reais”, “R$” and “Brazilian Real” refers to the Brazilian real, the lawful currency of Brazil.
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
PRESENTATION OF FINANCIAL INFORMATION
This Annual Report contains the annual audited consolidated financial statements of Procaps Group, S.A. as of December 31, 2023, 2022 restated and January 1, 2022 restated, and for the years ended December 31, 2023, 2022 restated and 2021 restated (the “Annual Audited Consolidated Financial Statements”).
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

Table of Content
considered along with the related IFRS financial measures. We have provided the reconciliations between the IFRS and non-IFRS financial measures in Item 5.A. of this Annual Report under the heading “Operating and Financial Review and Prospects—Operating Results––Non-IFRS Financial Measures.”
The primary non-IFRS financial measures utilized by our management are described below and reflects how we evaluate our current and prior-year operating results. As new events or circumstances arise, our management may alter the definitions of such measures to better reflect our financial performance or adopt new measures in the future. In the event any of these definitions change, or if new non-IFRS financial measures are adopted by our management, we will provide the updated definitions and present the related non-IFRS historical results on a comparable basis.
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
EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin
We define EBITDA as profit (loss) for the year before interest expense, net, income tax expense and depreciation and amortization. We define Adjusted EBITDA as EBITDA further adjusted to exclude certain costs related to business transformation initiatives, certain foreign currency translation adjustments, and certain other finance costs and other nonrecurring, nonoperational or non-ordinary items as the Company may deem appropriate from time to time. Adjusted EBITDA is one of the key performance indicators we use in evaluating our operating performance and in making financial, operating, and planning decisions. We believe EBITDA and Adjusted EBITDA are useful to investors in evaluating our operating performance compared to other companies in the pharmaceutical industry, as similar measures are commonly used by companies in this industry. We also report Adjusted EBITDA as a percentage of revenue as an additional measure so investors may evaluate our Adjusted EBITDA margins on revenue.
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
x

Table of Content
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

Table of Content
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

Table of Content
ITEM 3. KEY INFORMATION

Table of Content
A.Reserved
Not applicable.
B.CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C.REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable
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
We develop advanced pharmaceutical oral delivery systems technologies, primarily in the form of soft gelatin capsules (“Softgel”), among other traditional pharmaceutical dosage forms like tablets and injectables. These are used in the manufacturing of prescription pharmaceutical drugs (“Rx”) and over the counter (“OTC”) pharmaceutical products, as well as high-complexity drugs for hospital use; apart from these, we also handle personal protective equipment, immunosuppressants, oncology products and syringes, among other products. The development of new pharmaceutical products, including our advanced oral delivery systems, is a complex, inherently risky and lengthy process involving significant financial, R&D and other resources, and may not result in a commercially viable product. We must successfully develop, test, manufacture and launch our products as well as successfully register our products in each relevant jurisdiction, in advance of our competitors. A project may be delayed at any stage of the process due to various factors, including failure to obtain the required regulatory approvals for the product being developed or for its manufacturing facilities in a timely manner. Our products currently under development, if and when fully developed and tested, may not perform as we expect, or competitors may already occupy the market opportunity.
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
In addition, product development requires the accurate assessment of market trends and market acceptance among consumers and the medical community, particularly physicians and hospitals, in each of our target markets. Although hospitals often use generic products to reduce their costs, procurement departments of hospitals may not purchase our products. Physicians may not prescribe or recommend our products to patients, and pharmacists may not respect the

Table of Content
prescription. The acceptance of any of our products among the medical community depends upon several factors, including the reputation of the brand, the safety and efficacy of the product, the effectiveness of our sales force, the product’s price, the product’s perceived advantages and disadvantages relative to competing products or treatments, and the prevalence and severity of side effects. Our overall profitability depends on, among other things, our ability to introduce new products in a timely manner, to differentiate our products with innovative formulations, to continue to manufacture products cost-efficiently and to manage the life cycle, including market acceptance, of our product portfolio.
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
We depend on various active pharmaceutical ingredients, components, compounds, raw materials, and energy supplied primarily by others for our offerings. This includes, but is not limited to, pharmaceutical and biologic ingredients, gelatin and starch for our Softgel products, packaging films for our Rx and OTC products, and glass vials and syringes for injectable fill-finish for certain of our Rx and Diabetrics (as defined below) products. Also, certain of our customers provide to us their active pharmaceutical or biologic ingredient for formulation or incorporation in the finished product and may supply other raw materials as well. It is possible that any of our or our customers’ supplier relationships could be interrupted due to changing regulatory requirements, import or export restrictions, natural disasters, international supply disruptions, whether caused by pandemics or otherwise, geopolitical issues, operational or quality issues at the suppliers’ facilities, and other events, or could be terminated in the future.
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
Our manufacturing operations are concentrated in seven locations throughout Colombia, Brazil, El Salvador and the United States. A significant disruption at one or more of these facilities, whether it be due to fire, natural disaster, power loss, intentional acts of vandalism, climate change, war, terrorism, insufficient quality, cyber-attacks, or pandemic could materially and adversely affect our business.

Table of Content
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
Risks Related to Our Business and Financial Condition

Risks Related to our Audit Committee Investigation, Restatement, Internal Controls and Related Matters

•The Financial Statement audits of the years ended 2023, 2022 and 2021 have been time-consuming and expensive, and may result in additional expense, mainly due to the Independent Investigation and Company’s restatements.
• Certain of our former directors and officers have been named in certain illegal acts that gave rise to the Restatement.
•We could be subject to an investigation by the SEC and may be named in future governmental or other regulatory investigations and proceedings.
•Because our securities are traded on the OTC Expert Market, there is a minimal public market for our securities, which negatively affects the value of our securities and may make it difficult or impossible for you to sell or buy them.
•Matters relating to or arising from the Restatement and the Investigation have had, and could continue to have, an adverse effect on our business and financial condition and reputation.
•We have material weaknesses in our internal control over financial reporting.

The Company faces risks related to the Restatement and the material weaknesses in our internal control over financial reporting.

As discussed in Note 4 Restatement to the restated audited annual consolidated financial statements included in this Form 20-F (the "Restatement"), we determined to restate certain financial information in the Company’s consolidated financial statements as of December 31, 2022 and 2021 and for each of the two years in the period ended December 31, 2022 (the "Prior Period Financial Statements"). The Restatement has resulted in substantial costs in the form of accounting, legal fees, and similar professional fees, in addition to the substantial diversion of time and attention of our senior management and members of our accounting team in preparing the Restatement.

In addition, as a result of the Restatement, we have identified material weaknesses in our internal controls over financial reporting, and management has concluded that our internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2023. While we have undertaken substantial work to maintain effective internal controls and have taken action to remediate the material weaknesses identified in connection with the Restatement, we cannot be certain that we will be successful in our remediation efforts or in maintaining adequate internal controls over our financial reporting. If we fail to maintain an effective system of internal controls over financial reporting and disclosure controls and procedures, we may not be able to accurately determine our financial results or prevent fraud.

As a result of the Restatement, we have become subject to a number of additional risks and uncertainties, which may affect investor confidence in the accuracy of our financial disclosures and may raise reputational issues for our business. We expect to continue to face the risks and challenges related to the Restatement, including the following: (i) we may face potential litigation or other disputes, which may include, among others, claims invoking the federal and state securities laws, contractual claims, or other claims arising from the Restatement; (ii) the SEC may review the restatements, including the Restatement, and require further amendment of our public filings and (iii) the processes undertaken to effect the Restatement may not have been adequate to identify and correct all errors in our historical financial statements and, as a result, we may discover additional errors and our financial statements remain subject to the risk of future restatement. We cannot assure that all of the risks and challenges described above will be eliminated or that general reputational harm will not persist. If one or more of the foregoing risks or challenges persist, our business, operations and financial condition are likely to be materially adversely affected.

Matters relating to or arising from the Restatement and the Investigation, including adverse publicity and potential concerns from our customers, have had, and could continue to have, an adverse effect on our business and financial condition.

Table of Content
We have been, and could continue to be, the subject of negative publicity focusing on the Investigation and the Restatement and may be adversely impacted by negative reactions from our customers or others with whom we do business. Concerns include the perception of the effort required to address our accounting and control environment and the ability for us to be a long-term provider to our customers. The continued occurrence of any of the foregoing could harm our business and have an adverse effect on our financial condition.
Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our Annual Audited Consolidated Financial Statements included elsewhere in this Annual Report.
Our Annual Audited Consolidated Financial Statements were prepared assuming that we will continue as a going concern. However, the report of our independent registered public accounting firm included elsewhere in this Annual Report contains an explanatory paragraph on our consolidated financial statements stating there is substantial doubt about our ability to continue as a going concern, meaning that we may not be able to continue in operation for the foreseeable future or be able to realize assets and discharge liabilities in the ordinary course of operations. Such an opinion could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. There is no assurance that sufficient financing will be available when needed to allow us to continue as a going concern. The perception that we may not be able to continue as a going concern may also make it more difficult to raise additional funds or operate our business due to concerns about our ability to meet our contractual obligations. Any inability to raise additional funds, when needed, could materially adversely affect our business, financial condition and results of operations. For more information regarding management’s assessment regarding its ability to continue as going concern. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Going Concern Update” and Note 2.1 to our Annual Audited Consolidated Financial Statements, included elsewhere in this Annual Report.
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

In connection with the audit of our Annual Audited Consolidated Financial Statements, we identified material weaknesses in our internal controls related to (i) Management override of controls, impacting related parties, third-party transactions, revenue recognition transactions, and compliance with laws and regulations among others. These instances of management override of controls resulted in a violation of the requirements of SEC Rule 10A, (ii) Our manual consolidation process lacks the appropriate internal controls to prevent or detect material misstatements in a timely manner and to ensure that financial data recorded was complete and accurate, (iii) Our information technology controls not being sufficiently designed and implemented to address certain information technology risks, (iv) The sufficiency of technical accounting resources with an appropriate level of technical experience required for timely and accurate financial reporting in accordance with IFRS. (v) Lack of system controls and effective processes to ensure that all manual journal entries are properly reviewed and approved prior to posting to the general ledger. (vi) Our controls and monitoring activities are not effective to ascertain whether the components of our internal control are present and functioning. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.
Our remediation activities are ongoing, and we will continue to implement our initiatives to effectively implement our internal controls over financial reporting and further document our policies, procedures and internal controls. Following the investigation’s findings, the Company implemented significant governance and control reforms during 2024 and 2025. Leadership changes were made, removing board members and executives implicated in control overrides. The Audit Committee was re-constituted with independent members, and stricter policies for approving and disclosing related-party transactions were established. Revenue recognition and monitoring procedures were reinforced, while broader control environment enhancements began to promote a culture of compliance, integrity, and financial accountability. These initiatives aimed to restore stakeholder trust and ensure adherence to IFRS, SOX, and SEC standards.

Other remediation actions from 2023 to 2025 comprise: operational and technical improvements included a redesigned manual consolidation process with standardized templates, SOX controls, and a structured closing calendar, reducing manual adjustments and improving reporting accuracy. IT controls were strengthened with tighter access management, improved change management, and enhanced system monitoring. The Company expanded its technical accounting capabilities by hiring IFRS- and SOX-qualified staff, delivering targeted training, and adopting a formal accounting policies manual. Additional measures included ERP workflow upgrades for manual journal entry controls,

Table of Content
establishment of management review controls, and the creation of robust oversight for related- and third-party transactions, including a related-party registry and formal review thresholds by the Audit Committee However, if our remedial measures are insufficient to address the material weaknesses, or if additional material weakness or significant deficiencies in our internal control are discovered or occur in the future, our financial statements may contain material misstatements. If our financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our financial statements are not filed on a timely basis in the future, we could be subject to sanctions or investigations by a stock exchange on which the Ordinary Shares may be listed, the SEC or other regulatory authorities. Either case could adversely affect investor confidence in us and materially and adversely affect our business and results of operations. For a discussion on our remedial measures, see Item 15.B under the heading “Management’s Annual Assessment of Internal Control Over Financial Reporting –– Remediation Efforts” in this Annual Report.
The delisting of our Ordinary Shares from the Nasdaq may continue to have a material adverse effect on the trading and price of our Ordinary Shares, and we cannot assure you that our Ordinary Shares will be relisted, or that once relisted, they will remain listed.

On January 31, 2025, the Company received a letter from the Nasdaq Hearings Panel (the “Panel”). This letter notified the Company that the Panel determined to delist the Company’s Ordinary Shares from Nasdaq as a result of the Company’s failure to demonstrate compliance with Nasdaq Listing Rules 5250(c)(1) and 5250(c)(2) for failing to file periodic and interim financial reports with the SEC. As a result, the Company’s Ordinary Shares were suspended from trading on the Nasdaq on February 4, 2025. The Company’s Ordinary Shares have been quoted on the OTC Expert Market under the symbol “PROCF,” on an “unsolicited only” basis since the Nasdaq suspended the trading of our Ordinary Shares on February 4, 2025.

The delisting of our Ordinary Shares from Nasdaq has had and may continue to have a material adverse effect on us by, among other things, causing investors to dispose of our Ordinary Shares and limiting:

•the liquidity of our Ordinary Shares;
•the market price of our Ordinary Shares;
•the number of institutional and other investors that will consider investing in our Ordinary Shares;
•the availability of information concerning the trading prices and volume of our Ordinary Shares;
•the number of broker-dealers willing to execute trades in our Ordinary Shares; and
•our ability to obtain equity or debt financing for the continuation of our operations.

The lack of an active trading market may limit the liquidity of an investment in our Ordinary Shares, meaning you may not be able to sell our Ordinary Shares you own at times, or at prices, attractive to you. Any of these factors may materially and adversely affect the price of our Ordinary Shares.
We have indebtedness, which may increase risk to our business and your investment in us.

As of December 31, 2023, we had $299.5 million of outstanding indebtedness, including under our Senior Notes, Credit Agreement (as defined herein) and other indebtedness, including under the Additional Loan Agreement. Our ability to make scheduled payments of the principal of, to pay cash interest on, our indebtedness, including the Senior Notes, Credit Agreement and Additional Loan Agreement, or to refinance such indebtedness, or any other indebtedness we may incur, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. The NPA, Credit Agreement and Additional Loan Agreement contain customary restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Those covenants include restrictions on our ability to, among other things, incur additional debt and issue disqualified stock; create liens; pay dividends, acquire shares of capital stock, or make certain investments; issue guarantees; sell certain assets and enter transactions with affiliates nonrelated to usual course of business. The NPA, Credit Agreement and Additional Loan Agreement also each contain certain financial ratio covenants that we must comply with at certain measurement dates. Our failure to comply with any of those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of our debt issued under the applicable agreement. For example, we were not in compliance with certain of these financial ratios under the NPA, Syndicated Loan and Additional Loan Agreement as of December 31, 2022, and we entered into certain waivers where the applicable parties under the waivers (i) waived our noncompliance as of December 31, 2022 and (ii) agreed to prospectively waive any noncompliance with these certain financial ratio covenants for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023, if applicable, provided that we meet certain agreed upon adjusted ratio thresholds as specified in each waiver under the applicable financial ratio covenants. In December 2023, the waiver with the respect to the interest coverage ratio was extended through the December 31, 2023

Table of Content
measurement date and the Company also entered into a similar waiver with respect to the analogous restrictive covenant under the Credit Agreement. Any such event of default or acceleration could have an adverse effect on the trading price of our Ordinary Shares. The terms of any future debt we may incur could have further additional restrictive covenants. Furthermore, in 2024, following the unification mentioned earlier in Q3 2023, the Club Deal and BTG contracts had payment commitments, of which those corresponding to Q1 and Q2 were fulfilled. However, in Q3 2024, the Group faced an unfavorable liquidity situation that resulted in non-payment. In response, a debt renegotiation process was initiated.

In the scenario that the Company cannot maintain compliance with these covenants in the future, we cannot assure that we will be able to obtain waivers from the lenders or amend the covenants.

For additional details on our indebtedness and the Waivers see “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Financing and Borrowings.” and Note 31. Events after the reporting period - Financial Restructuring.
If we are unable to generate sufficient cash flow, from operations, which represents the primary source of liquidity to service our debt and fund capital expenditures, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional debt financing or equity capital on terms that may be onerous or highly dilutive. Our ability to refinance any future indebtedness will depend on the capital markets, contractual restrictions and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. In addition, any of our future debt agreements may contain restrictive covenants that may prohibit us from adopting any of these alternatives. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of our debt.
If we do not enhance our existing products and services, or introduce new technology or service offerings in a timely manner, our products and services may fail to be competitive over time, or customers may not buy our products or buy less of them, which could have a material adverse effect on our business, financial condition and results of operations.
The healthcare industry is characterized by rapid technological change. Demand for our Rx and OTC pharmaceutical products, Diabetrics products and services, and our integral contract development and manufacturing organization (“iCDMO”) services may change in ways we may not anticipate because of evolving industry standards, including but not limited to sustainability and environmental matters, as well as a result of evolving customer needs that are increasingly sophisticated and varied and the introduction by others of new offerings and technologies that provide alternatives to our products and services. To the extent that such technologies are protected by patents, their related offerings may become subject to competition as the patents expire. Without the timely introduction of enhanced or new products and services, and technologies, our offerings may fail to be competitive over time, in which case our revenue and operating results would suffer. For example, if we are unable to respond to changes in the nature or extent of the technological or other needs of our pharmaceutical customers through enhancing our pharmaceutical products and services offerings, our competition may develop offerings that are more competitive than ours and we could find it more difficult to renew or expand existing agreements or obtain new agreements. Potential innovations intended to facilitate enhanced or new offerings generally will require a substantial investment before we can determine their commercial viability, and we may not have financial resources sufficient to fund all desired innovations.
The success of enhanced or new pharmaceutical products and services will depend on several factors, including our ability to:
•properly anticipate and satisfy customer needs, including increasing demand for lower cost products;
•enhance, innovate, develop, and manufacture new offerings in an economical and timely manner;
•differentiate our products and services from competitors’ offerings;
•achieve positive clinical outcomes for our and our customers’ new products;
•meet safety requirements and other regulatory requirements of governmental agencies;
•obtain valid and enforceable intellectual property rights; and
•avoid infringing the proprietary rights of third parties.
Even if we succeed in creating enhanced or new pharmaceutical products and services from these innovations, they may still fail to result in commercially successful offerings or may not produce revenue in excess of the costs of

Table of Content
development, and they may fail to be competitive due to changing customer preferences or the introduction by our competitors of offerings embodying new technologies or features. Finally, innovations may not be accepted quickly in the marketplace because of, among other things, entrenched patterns of clinical practice, the need for regulatory clearance, and uncertainty over market access or government or third-party reimbursement.
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

Table of Content
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
Sales to the five largest economic groups that form part of our customer base comprised approximately 25% of our net sales for both of the years ended December 31, 2023 and 2022. No other customer individually comprised more than 5.4% and 5.7% of net sales for the years ended December 31, 2023 and 2022, respectively. If our relationship with one of the five largest economic groups that form part of our customer base, including the terms of doing business with such customers, changes significantly, it could have a material adverse impact on our business, financial condition and results of operations.
Many of our customers, which include major global, national, and regional retail drug, supermarket, and mass merchandise chains, major wholesalers, sourcing groups, hospitals and clinics located primarily in Latin America and the United States, continue to merge or consolidate. Such consolidation has provided, and may continue to provide, customers with additional purchasing leverage, and consequently may increase the pricing pressures we face. The emergence of large buying groups representing independent retail pharmacies enable those groups to extract price discounts on our products.
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

We depend on our executive officers and other key personnel, including our technical personnel, to operate and grow our business and to develop new and enhanced products, services and technologies. The loss of any of these officers or other key personnel or a failure to attract and retain suitably skilled technical personnel could adversely affect our operations. Additionally, larger multinational pharmaceutical companies may have the ability to provide compensation packages to our operative personnel that we may not be able to accommodate, and any such loss of operative personnel could adversely affect our operations.
In addition to our executive officers, we rely on two senior vice presidents and senior management personnel to lead and direct our business. The members of the senior leadership team hold positions in areas such as corporate finance, international marketing and R&D, and commercial business segments.
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
Increase in benefits costs due to new union labor agreements and government regulation may increase our cost in operations.

Table of Content
Certain of our employees in Colombia are unionized and the respective unions demands for the 2023 labor agreement exceed the initial expectations regarding cost to the Company. In addition, in Brazil, there is a possibility of an increase in labor expenses due to negotiations with the appropriate unions. Any such increase in benefits expenses due to labor and union issues would increase the cost of our operations and may adversely affect our operations.
Inflation could adversely affect our business and results of operations.

During recent years, the economy in the United States and global markets have encountered a material increase in the level of inflation. The impact of COVID-19, geopolitical developments such as the Russia-Ukraine conflict and Middle East conflicts, the imposition and threat of tariffs, geopolitical tensions with China, and global supply chain disruptions continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue and how long, and at what rate. Increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. A sustained increase in inflation may continue to increase these costs. Our efforts to recover inflation-based cost increases from our customers may be delayed or capped as a result of our contracts as well as the competitive industry and economic conditions in which we operate. The rate and scope of these various inflationary factors may continue to increase our operating costs and capital expenditures materially and may have a material adverse impact on our on our costs, profitability and financial results. Additionally, increases in inflation, along with the uncertainties surrounding geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.
General inflation and increases in the minimum wage and general labor costs have affected and may continue to adversely affect our business, financial condition and results of operations.
Labor is a significant portion of our cost structure and is subject to many external factors, including minimum wage laws, prevailing wage rates, unemployment levels, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulation. As the cost of labor and statutory minimum wage rates increase or related laws and regulations change, we will need to continue to increase not only the wage rates of our minimum wage employees, but also the wages paid to our other hourly or salaried employees. Increases in the cost of our labor could have an adverse effect on our business, financial condition and results of operations, or if we fail to pay such higher wages we could suffer increased employee turnover. Increases in labor costs generally could force us to increase prices for other customers, which could adversely impact our sales and/or our profit margins, that could result in losses and could have a material adverse effect on our business, financial condition and results of operations.
The impact of worldwide economic conditions may adversely affect our business, operating results, and financial condition.
Our financial performance is subject to worldwide economic conditions, including adverse economic conditions caused by rising inflation and interest rates, the continued conflict between Russia and Ukraine, and supply chain disruptions.
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

Table of Content
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
Although we assess our banking relationships as we believe necessary or appropriate, our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial institutions with which we have arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we have financial or business relationships but could also include factors involving financial markets or the financial services industry generally.
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
Our business, financial condition, and results of operations may be adversely affected by global health epidemics.
Our business, financial condition, and results of operations have previously been and may continue to be adversely affected by global health epidemics.
Any public health epidemic, such as the COVID-19 pandemic, may affect our operations and those of third parties on which we rely, including our customers and suppliers. Our business, financial condition, and results of operations may be affected by disruptions in our customers’ abilities to fund, develop, or bring to market products as anticipated; delays in or disruptions to the conduct of clinical trials; cancellations of contracts or confirmed orders from our customers; decreased demand for categories of products in certain affected regions; and inability, difficulty, or additional cost or delays in obtaining key raw materials, components, and other supplies from our existing supply chain; among other factors caused by the global health pandemics.
In addition, global health epidemics may affect the operations of INVIMA, the FDA, and other drug regulatory authorities, which could result in delays of inspections, reviews, and approvals of our customers’ products. Our operations could be disrupted if our employees become ill or are otherwise absent from work.
Governmental restrictions, including travel restrictions, quarantines, shelter-in-place orders, business closures, new safety requirements or regulations, or restrictions on the import or export of certain materials, or other operational issues related to the COVID-19 pandemic had an adverse effect on our business, financial condition and results of operations. The pandemic caused complications in logistics and personnel transport during mandatory quarantine periods. Price changes in raw materials also impacted our business, however, we were able to mitigate the impact of these effects by launching new products, training our sales forces to capitalize on opportunities, implementing fewer discount promotions, generating demand in markets such as Colombia and Central America, and by growing our generic drug business. Any future health epidemic that imposes similar restrictions or causes similar disruptions may have a material adverse effect on our business, prospects and operations.

Table of Content
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
Cybercriminals can use AI to automate and personalize their attacks, such as brute force attacks, vulnerability scanning, and system exploitation. We cannot control the misuse that may be given to this tool. AI attacks can be more difficult to detect and prevent than traditional attacks. AI allows cybercriminals to launch large-scale attacks quickly and efficiently. AI attacks can have a devastating impact on our business, causing the loss of sensitive data, disruption to operational continuity, and even physical damage.
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
We are also subject to numerous laws and regulations designed to protect personal data, such as the European national laws implementing the Regulation (EU) 2016/679 of the European Parliament and the Council dated April 27, 2016 related to the protection of individuals with respect to processing of personal data and usage of such data, Brazil’s General Data Protection Law (Lei Geral de Proteção de Dados) and Colombia’s Law 1581 of 2012 (Ley de Protección de Datos Personales). These data protection laws introduced more stringent data protection requirements and significant potential fines, as well as increased our responsibility and potential liability in relation to personal data that we process. For instance, failure to comply with data protection regulations in Colombia may result in the impositions of sanctions against us, such as: fines, temporary suspensions of all personal data processing-related activities, temporary or permanent closure or blocking of personal data processing operations or business units (when authorities have previously ordered corrective measures and such measures are not being fully complied). We have put mechanisms in place designed to ensure compliance with applicable data protection laws but there can be no guarantee of their effectiveness.
The demand for our iCDMO services depends in part on our customers’ research and development and the clinical and market success of their products. In the event our customers spend less on, or are less successful in, these activities for any reason, our business, financial condition, and results of operations may be materially adversely affected.
The demand for our iCDMO offerings depends in part on our customers’ research and development and the clinical and market success of their products. Our business, financial condition, and results of operations may be negatively affected if our customers spend less on, or are less successful in, these activities.
Our customers are engaged in research, development, production, and marketing of pharmaceutical, biotechnology, and consumer health products. The amount of customer spending on research, development, production, and marketing, as well as the outcomes of such research, development, and marketing activities, have a large impact on our sales and profitability, particularly the amount our customers choose to spend on our iCDMO offerings. Our customers determine the amounts that they will spend based upon, among other things, available resources and their need to develop new products, which, in turn, are dependent upon a number of factors, including their competitors’ research, development,

Table of Content
and production initiatives, and the anticipated market uptake, clinical, and reimbursement scenarios for specific products and therapeutic areas. In addition, consolidation in the industries in which our customers operate may have an impact on such spending as customers integrate acquired operations, including research and development departments and their budgets. Our customers finance their research and development spending from private and public sources. A reduction in spending by our customers, for any reason, could have a material adverse effect on our business, financial condition, and results of operations. If our customers are not successful in attaining or retaining product sales due to market conditions, reimbursement issues, or other factors, our results of operations may be materially adversely affected.
Certain proposed amendments to tax directives may impact our current tax treaties benefits.

The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) was published by the OECD on 24 November 2016. The aim of the MLI is to update international tax rules and lessen the opportunity for tax avoidance by implementing results from the BEPS project in more than 2,000 double tax treaties worldwide. A number of jurisdictions (including Luxembourg) have signed the MLI. Luxembourg ratified the MLI through the Luxembourg law of 7 March 2019 and deposited its instrument of ratification with the OECD on 9 April 2019. As a result, the MLI entered into force for Luxembourg on 1 August 2019. Its application to each individual double tax treaty concluded by Luxembourg depends on ratification by the other contracting state and on the type of tax concerned. The resulting changes and any other subsequent changes to tax treaties negotiated by Luxembourg may have an impact on the returns within the group’s structure and to the investors.

On December 22, 2021, the European Commission issued a proposal for a Council Directive laying down rules to prevent the misuse of shell entities for tax purposes within the EU (“ATAD III”). The draft ATAD III rules are designed to introduce an EU-wide substance test to facilitate the identification of undertakings that perform no or minimal economic activity, lack a minimum level of substance and are misused to obtain tax advantages (commonly referred to as “shell companies”). The draft rules outline specific tax consequences for undertakings that possess insufficient substance under ATAD III. There is significant uncertainty regarding the development and implementation of the draft ATAD III into the domestic laws of EU Member States. Should ATAD III be adopted, the Company may face additional reporting and disclosure obligations, and/or its returns could be negatively impacted due to the loss of benefits currently derived from treaties or EU tax directives.

In December 2021, following a Pillar II agreement signed by more than 135 jurisdictions in October 2021, the OECD published final model rules for a global minimum tax (the “GloBE rules”). The GloBE rules aim to ensure that large MNE groups pay a minimum level of tax on the income arising in each of the jurisdictions where they operate, by imposing a top-up tax whenever the effective tax rate, determined on a jurisdictional basis, is below the minimum rate of 15%. Council Directive (EU) 2022/2523 of 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the Union builds on the GloBE rules and targets any MNE group which has an annual revenue of EUR 750,000,000 or more, including the revenue of excluded entities, in its ultimate parent entity’s consolidated financial statements in at least two of the four fiscal years immediately preceding the tested fiscal year and with either a parent entity or a subsidiary located in an EU Member State.

The consensual two-pillar approach plays a key role in ensuring the fairness and equality of our tax systems and strengthening the international tax framework in the face of new and changing business models. The global minimum tax referred to in the two-pillar approach establishes a minimum threshold for corporate tax competition that will ensure that multinational companies are subject to a minimum effective tax rate of 15% in each jurisdiction, regardless of where they operate in order to ensure a level playing field. The Pillar 2 global minimum tax is already a reality and more than 50 jurisdictions.

Certain entities are excluded from its scope, including i.a. investment entities that are ultimate parent entities and certain entities owned by these excluded entities. The Luxembourg law of 20 December 2023 implements Directive 2022/2523 by providing for an income inclusion rule (“IIR”), an undertaxed profit rule (“UTPR”), and a qualified domestic minimum top-up tax rule (“QDMTT”). Most provisions apply to tax years starting on or after 31 December, 2023. The provisions on UTPR in principle apply to tax years starting on or after 31 December 2024. Effective tax rates could increase within the group’s structure (if in scope) due to higher amounts of tax being due or possible denial of deductions. Costs of tax compliance may also increase. This could adversely affect any returns to the investors.

Based on a thorough review of the legislation enacted and effective as of December 31, 2023, we have assessed its potential applicability to Procaps Group. While the Group qualifies as a multinational enterprise and would in principle fall within the scope of the Pillar Two rules, these provisions only apply to groups whose consolidated revenues equal or

Table of Content
exceed EUR 750 million in at least two of the four preceding fiscal years. After evaluating our consolidated financial information, it was evidenced that Procaps Group does not meet this threshold. Consequently, the minimum tax regime is not applicable to the Group, and no incremental tax liability is expected to arise under these rules.

We and our directors, officers and affiliates have in the past and may in the future become involved in litigation and other proceedings that may adversely affect us.

From time to time, we and our directors, officers and affiliates have been subject to claims, suits and other proceedings. Regardless of the outcome, legal proceedings can have an adverse impact on us because of legal costs and diversion of management attention and resources, and could cause us to incur significant expenses or liability, adversely affect our brand recognition or require us to change our business practices. The expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change and could adversely affect our business, operating results and financial condition. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that would adversely affect our business, financial condition, operating results or cash flows in a particular period. These proceedings could also result in reputational harm, sanctions, consent decrees or orders requiring a change in our business practices. Additionally, our directors, officers and affiliates, or their respective affiliated entities, may in the future be the subject of claims, suits, litigation and government investigation in their individual capacities or in connection with other business ventures, which could adversely impact our reputation or public perception of our company, irrespective of the merits of any such proceeding. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we have meritorious claims or defenses, by agreeing to settlement agreements. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business, financial condition, operating results and prospects. Any of these consequences could adversely affect our business, operating results and financial condition.

We could be subject to securities class action litigation. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. See Item 8A- Legal Proceedings.

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
The healthcare industry has changed significantly over time, and we expect the industry to continue to evolve. Some of these changes, such as ongoing healthcare reform, adverse changes in governmental or private funding of

Table of Content
healthcare products and services, legislation or regulations governing patient access to care and privacy, or the delivery, pricing, or reimbursement approval of pharmaceuticals and healthcare services or mandated benefits, may cause healthcare industry participants to change the amount of our products and services that they purchase or the price they are willing to pay for these offerings. In particular, there is significant uncertainty about the likelihood of changes to the Affordable Care Act (the “ACA”) in the United States and healthcare laws in general in the United States, including future legislation that may affect or put a cap on future pricing of pharmaceutical products. Similarly, Colombian sanitary regulations change significantly over time. While we are unable to predict the likelihood of changes to healthcare legislation, any substantial revisions in legislation could have a material adverse effect on the demand for our customers or our customer´s products, which in turn could have a negative impact on our business, financial condition and results of operations. Changes in the healthcare industry’s pricing, selling, inventory, distribution, or supply policies or practices, or in public or government sentiment for the industry as a whole, could also significantly reduce our revenue and results of operations. In particular, volatility in individual product demand may result from changes in public or private payer reimbursement or coverage.
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

Table of Content
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
Any claim that our products, services or processes infringe third-party intellectual property rights (including claims arising through our contractual indemnification of our customers), regardless of the claim’s merit or resolution, could be costly and may divert the efforts and attention of our management and technical personnel. We may not prevail against any such claim given the complex technical issues and inherent uncertainties in intellectual property matters. If any such claim results in an adverse outcome, we could, among other things, be required to:
•pay substantial damages (potentially including treble damages in the United States);

Table of Content
•cease the manufacture, use, or sale of the infringing offerings or processes;
•discontinue the use of the infringing technology;
•expend significant resources to develop non-infringing technology;
•license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms or at all; and
•lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property against others.
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
We currently maintain manufacturing facilities in Colombia, Brazil, El Salvador and in the United States. Our ability to conduct and expand our business and our financial performance are subject to the risks inherent to international operations, such as currency controls, currency fluctuations, trade barriers, increases in duties, taxes and governmental royalties, nationalization, forced negotiation, changes in local labor conditions, labor strikes, price instability, interest rates, modification of existing contracts and changes in local laws and policies, regulation, taxation, social instability, labor matters, and other political, social and economic developments affecting the countries in which we operate. We have no control over these external factors and they may have an adverse effect on our business, financial condition, results of operations and prospects, which many times may not be foreseeable or subject of mitigation.
We report our financial results in U.S. dollars. However, a significant portion of our net sales, assets, indebtedness and other liabilities, and costs are denominated in foreign currencies. These currencies include, among others, the Colombian Peso, the Brazilian Real, and the Peruvian Soles. Approximately 44% of our revenue for the year ended December 31, 2023 was U.S. dollar denominated. Our results of operations and, in some cases, cash flows, have in the past been, and may in the future be, adversely affected by fluctuations in exchange rates. Although a significant portion of our operating costs are denominated in foreign (non-U.S.) currency, naturally reducing our exposure to changes in certain foreign currency exchange rates, we may implement currency hedges or take other actions intended to further reduce our exposure to changes in foreign currency exchange rates. If we are not successful in mitigating the effects of changes in exchange rates on our business, any such changes could materially impact our results.
Additionally, our operations may be adversely affected by trade barriers, increases in duties, taxes and governmental royalties, social unrest, labor strikes, expropriation, nationalization, forced negotiation or modification of existing contracts, and changes in the local laws and policies of the countries in which we conduct our business. We are also exposed to risks related to social instability and other political, economic or social events in these countries, which could have an adverse effect on our business, financial condition and results of operations, as well as in our ability to comply with our financial obligations in a timely manner.
In addition, several emerging market economies are particularly vulnerable to the impact of rising interest rates, inflationary pressures, higher prices for oil and other commodities necessary for our operations, and large external deficits. Risks in one country can limit our opportunities for portfolio growth and negatively affect our operations in another country or countries. As a result, any such unfavorable conditions or developments could have an adverse impact on our operations.

Table of Content
Many of our assets are located in, and a large part of our income is earned in, Colombia and, thus, we are dependent on economic, political and social conditions in Colombia.
Several of our subsidiaries, such as Procaps, S.A., organized as a capital stock corporation (sociedad anónima) (“Procaps S.A.”), and Diabetrics Healthcare S.A.S., organized as simplified stock corporation (sociedad por acciones simplificada) (“Diabetrics Healthcare”), are organized under the laws of Colombia. Many of our assets are located in Colombia and a portion of our income is earned in Colombia. Our assets and income are subject to political, economic, regulatory, social and other uncertainties, including expropriation, nationalization, renegotiation or voiding of existing contracts, currency exchange restrictions, price control regulation for pharmaceutical products, labor law modifications, and international monetary fluctuations. Accordingly, our financial condition and results of operations depend significantly on macroeconomic and political conditions prevailing in Colombia.
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
The Colombian Government has historically exercised influence on the local economy, and governmental policies are likely to continue to have an important effect on companies operating in Colombia like us, market conditions and the prices of securities of issuers operating in Colombia, including the Notes. The President of Colombia has considerable power to determine governmental policies and actions relating to the economy and may adopt policies that may negatively affect us. Following his election as president in 2022, Gustavo Francisco Petro Urrego and the Colombian government announced a tax pension, labor, justice and health reform bill. As of the date of this Annual Report, these bills have not been published, except tax reform enacted on December 13, 2022, and the proposals for labor and health. Therefore, we cannot predict which policies will be adopted by the new government and whether those policies would have a negative impact on the Colombian economy, on the pharmaceutical or healthcare industry or on our business, financial performance and results of operations. The uncertainty of when or if the bills will in fact be passed generates uncertainty which may in turn affect our financial condition and ability to meet the targeted results of operations.
We cannot provide any assurance that political or social developments in Colombia over which we have no control, will not have an adverse effect on our respective economic situations and will not adversely affect the business, financial condition and results of operations of our subsidiaries and their ability to pay dividends or make other distributions to us. This could have a material adverse effect on our business, results of operations, financial condition and ability to make payments on the Notes, the Credit Agreement and/or other material financial commitments.
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

Table of Content
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
Any further downgrade in the credit rating of Colombia could adversely affect the Colombian economy.
In December 2017, S&P downgraded the rating of its long-term foreign currency sovereign credit ratings on Colombia from “BBB” to “BBB-,” on the grounds of Colombia’s weakened fiscal and external profiles generating diminished policy flexibility. In May 2019, Moody’s changed Colombia’s rating outlook from negative to stable and Fitch changed Colombia’s rating outlook from stable to negative, and in March 2020, the outlook of Colombia’s credit rating was changed to negative by S&P due to external risks. In April 2020, Fitch downgraded its long-term foreign currency sovereign credit ratings on Colombia from “BBB” to “BBB-” maintaining a negative outlook. In July 2021, Fitch downgraded its long-term foreign currency sovereign credit ratings on Colombia from “BBB-” to “BB+” stabilizing it to the same level given by S&P. Colombia’s long-term debt denominated in foreign currency is currently rated “BB+” by Fitch, “BB+” by S&P (ratified in January 2025) and “Baa2” by Moody’s. Any further downgrade of Colombia’s credit rating could adversely affect the Colombian economy and our operations.
Certain of our assets are located in, and a part of our income is earned in, El Salvador and, thus, we are dependent on economic and political conditions in El Salvador.
We have one manufacturing facility in El Salvador and a large part of our income is earned in El Salvador. The assets and income of our subsidiaries in El Salvador are subject to political, economic, regulatory and other uncertainties, including expropriation, nationalization and renegotiation or voiding of existing contracts. Accordingly, our financial condition and results of operations depend significantly on macroeconomic and political conditions prevailing in El Salvador.
An emerging country such as El Salvador is subject to many different factors that may affect its economic results, including the following:
•financial regulation in the United States;
•changes in economic or tax policies in El Salvador;
•the ability of El Salvador to effect key economic reforms;
•the impact of hostilities or political unrest in other countries that may affect international trade, commodity prices and the global economy;
•internal security issues relating to crime and violence; and
•low GDP growth rate in El Salvador.
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

Table of Content
There can be no assurance that any crises such as those described above or similar events will not negatively affect investor confidence in emerging markets or the economies of the principal countries in Latin America, including El Salvador.
In May 2022, Moody’s Investors Service downgraded the El Salvador’s long-term foreign-currency issuer rating and long-term foreign-currency senior unsecured debt ratings from Caa1 to Caa3. Moody’s Investor Service decision to downgrade El Salvador’s ratings reflects an increased probability of a credit event (restructuring, distressed exchange, or default), with relatively high severity, as El Salvador faces a challenging debt amortization schedule with bond maturities in 2025 in a context of continued funding stress and persistently high financing needs.
Similarly, in February 2022, Fitch Ratings downgraded El Salvador’s long-term foreign currency issuer default rating (IDR) from ‘B-’ to ‘CCC’. The downgrade reflects heightened financing risks stemming from increased reliance on short-term debt, a U.S.$ 800 million Eurobond repayment due in January 2023, a still-high fiscal deficit, limited scope for additional local market financing, uncertain access to additional multilateral funding and external market financing given high borrowing costs. Furthermore, El Salvador’s reported debt to GDP ratio is 84% in 2024, increasing concerns around debt sustainability over the medium term.
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
The Brazilian economy has been characterized by intervention by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit and other policies to influence the course of Brazil’s economy. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, depreciation of the real, controls on remittances abroad, fluctuations of the Brazilian Central Bank’s base interest rate, as well as other measures. We do not have any control over what measures or policies the Brazilian government may adopt in the future and we cannot foresee them. Our business, financial condition, results of operations, and prospects may suffer from significant changes in policies or regulations involving or affecting factors such as:
•expansion or contraction of the global or Brazilian economy;
•currency exchange controls and restrictions on remittances abroad;
•economic and social instability;
•political elections;
•import and export controls;
•significant exchange rate fluctuations;
•changes in tax regimes and taxation;
•changes in labor regulations;
•liquidity of financial and domestic capital markets;
•interest rates;
•inflation;
•monetary policy;

Table of Content
•the regulatory environment applicable to our activities;
•fiscal policy; and
•other political, diplomatic, social, and economic events that may take place in Brazil or may affect it.
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
Brazilian politics have historically affected the performance of the Brazilian economy, and past political crises have affected the confidence of investors and the public, generally resulting in an economic slowdown and volatility of securities issued by Brazilian companies. We cannot assure you that the current government will maintain policies designed to promote macroeconomic stability, fiscal disciple and domestic and foreign investments. A failure by the government to do so, or other introduction of new or amended policies and regulations, could adversely impact Brazil’s economy as well as our business, financial condition and results of operations.
The ongoing economic and political instability in Brazil may have a material adverse effect on our business, operations and financial condition.
The ongoing economic and political instability in Brazil caused by multiple factors, including high inflation, devaluation of the Brazilian Real, and slowing economic growth, as well as uncertainty regarding whether the Brazilian government will enact the necessary economic reforms to address Brazil’s deteriorating fiscal accounts and economy, have led to a decline in market confidence in the Brazilian economy.
Moreover, the Brazilian government may be subject to internal pressure to change its current macroeconomic policies in order to achieve higher rates of economic growth and to further its social plan. We cannot predict what policies will be adopted by the Brazilian government. As has happened in the past, the Brazilian economy has been affected by the country’s political events, which have also affected the confidence of investors and the public in general, thereby adversely affecting the performance of the Brazilian economy. Furthermore, any indecisiveness by the Brazilian government in implementing changes to certain policies or regulations may contribute to economic uncertainty in Brazil and any difficulties the Brazilian government may face establishing a majority in Congress could result in a government impasse, political unrest and mass demonstrations and/or strikes that could in each case materially adversely affect our operations.
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
The Brazilian Central Bank measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Actions to combat inflation, along with public speculation about possible additional actions and the government's decision not to implement substantial changes to its fiscal policies, have also contributed significantly to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets. The measures to fight inflation, have had and may in the future have significant effects on the Brazilian economy and our business in Brazil .
If Brazil experiences high inflation rates, the Brazilian federal government may decide to intervene in the economy, including through the implementation of governmental policies that may have an adverse effect on us and our

Table of Content
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
We are subject to a variety of legislation that imposes price controls over certain pharmaceutical products that we manufacture and/or license and sell. Among these laws are Colombian regulations that establish price controls for certain drugs or groups of medication, which take into consideration factors such as the number of manufactures of such drugs and competitors in the market, market concentration, inflation and the impact on the private sector or commercial channels, as defined by Colombia’s National Drug and Medical Devices Pricing Commission (Comisión Nacional de Precios de Medicamentos y Dispositivos Médicos), which applies a methodology based on a comparison between average price in the Colombian market and prices in certain foreign markets, determined based on criteria such as a geographical proximity to Colombia, overall economic intervention, membership to the Organisation for Economic Co-operation and Development, and availability of information. The INVIMA analyzes these factors at least once a year, resulting in annual modifications to the list of drugs and groups of medication subject to price controls. In Brazil there is legislation which limits price increases and inflation adjustments to once per year, according to a cap based on the National Broad Consumer Price Index (Índice Nacional de Preços aos Consumidores Amplo), a productivity factor and an adjustment factor, all calculated as percentages per year. These price controls, among others, have resulted in lower profit margins. We cannot guarantee that we will be able to maintain our profit margins in the future or that the governments in the jurisdictions in which we operate will not impose additional or more restrictive price controls, which may have a material adverse effect on our business, financial condition and results of operations. Failure to comply with price controls may lead to the imposition of fines to us.
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
These cases may result in significant expenses due to product recalls, which may be required by regulatory authorities, as well as warnings, fines, suspension and/or cancellation of the sanitary registration or the sanitary operation license, including temporary or permanent closing of facilities. Any real or potential health risk associated with our products, including negative publicity, may cause our consumers to lose their trust in the safety, efficiency and quality of our products. Even if products manufactured by third-parties harm consumers, our industry may suffer from negative publicity, which could decrease demand for our products. Any claim of this type against our products may have a material adverse effect on our business, financial condition, results of operations and reputation.
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

Furthermore, product liability claims and lawsuits, regardless of their ultimate outcome, could have a material adverse effect on our business operations, financial condition, and reputation and on our ability to attract and retain

Table of Content
customers. We have historically sought to manage this risk through the combination of product liability insurance policies and contractual indemnities provisions, together with liability limitations in our agreements with customers and vendors. The availability of product liability insurance for companies in the pharmaceutical industry is generally more limited than insurance available to companies in other industries. Insurance carriers providing product liability insurance to those in the pharmaceutical and biotechnology industries generally limit the amount of available policy limits, require larger self-insured retentions, and exclude coverage for certain products and claims. We maintain product liability insurance with event and term limits of $15 million. This insurance policy provides coverage for defense expenses, which are included in the basic coverage. There can be no assurance that a product liability claim or other successful claim will be adequately covered by our applicable insurance policies or by any applicable contractual indemnification or limitations of liability.
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

Table of Content
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
The physical risks that climate change poses to our business have been analyzed and we expect exposure to periods of extreme heat, floods and water scarcity to become more frequent and severe in some regions where we operate, in the medium to longer term. These conditions may pose physical risks to our business and supply chain. Among our initiatives to mitigate our impact on the planet and the climate crisis, we started designing a carbon neutrality strategy in 2022. Our strategy has the goal of, among others, (i) calculate our baseline carbon footprint and comparing it to the footprint of similar businesses to identify a benchmark, (ii) identify greenhouse gas emissions mitigation opportunities, and (iii) develop a plan combining mitigation and offsetting activities to become carbon neutral by a date to be determined. There can be no assurance that we will be able to achieve our carbon neutrality strategy and goals and if climate risks continue to exacerbate, including if global temperatures continue to rise, and we are unable to adapt to such risks, our business and supply chain may be adversely affected, which could have a material adverse effect on our financial condition and results of operations. For more information on our carbon neutrality strategy, see Item 4.B under the heading “Corporate Responsibilities and Environmental, Social, and Governance (“ESG”) ––Environmental Stewardship and Climate Change” in this Annual Report.
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

Table of Content
Environmental, social and governance matters may impact our business and reputation.
Increasingly, in addition to the importance of their financial performance, companies are being judged by their performance on a variety of ESG, matters, which are considered to contribute to the long-term sustainability of companies’ performance.
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
In addition, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters. For example, the SEC has published rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls processes and procedures regarding matters that have not been subject to such controls in the past, and impose increased oversight obligations on our management and board of directors. These and other changes in stakeholder expectations will likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, many of our customers and suppliers may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.
Our global operations are subject to economic, political, and regulatory risks, including the risks of changing regulatory standards or changing interpretations of existing standards that could affect our financial condition and results of operation or require costly changes to our business.
We conduct our operations in various regions of the world, including, but not limited to, South America, Central America, North America and Europe. Global and regional economic and regulatory developments affect businesses such as ours in many ways. Our operations are subject to the effects of global and regional competition, including potential competition from manufacturers in low-cost jurisdictions such as India and China. Local jurisdiction risks include regulatory risks arising from local laws. Our global operations are also affected by local economic environments, including inflation and recession. Political changes, some of which may be disruptive, and related hostilities can interfere with our supply chain, our customers, and some or all of our activities in a particular location. While some of these risks can be hedged using derivatives or other financial instruments and some are insurable, such mitigating measures may be unavailable, costly, or unsuccessful.
Legislative or regulatory initiatives, such as the 2022 Colombian Tax Reform and the 2024 Colombian Tax Reform proposal, new interpretations or developments concerning existing tax laws, or challenges to our tax positions could adversely affect our results of operations and financial condition.
We are a large multinational enterprise with operations in 19 countries throughout the world, including Colombia, Brazil, El Salvador, Peru and the United States, and we do business with suppliers and customers in over 50 countries. As such, we are subject to the tax laws and regulations of various jurisdictions, including U.S. federal, state, and local governments.
The OECD/G20 BEPS Project is addressing the tax challenges arising from the digitalisation of the economy. Over 135 jurisdictions joined a plan to update key elements of the international tax system which is no longer fit for purpose in a globalised and digitalised economy. The Global Anti-Base Erosion Rules (GloBE) are a key component of this plan and ensure large multinational enterprise pay a minimum level of tax on the income arising in each of the jurisdictions where they operate. More specifically, the GloBE Rules provide for a co-ordinated system of taxation that imposes a top-up tax on profits arising in a jurisdiction whenever the effective tax rate, determined on a jurisdictional basis, is below the minimum rate.

Table of Content
In January 2024, Colombia's President Gustavo Petro proposed changes to a tax reform that entered into effect this year that would lower taxes for businesses and raise taxes for individuals above a certain threshold. The changes are not expected to increase overall tax obligations. As today the proposal was rejected by Colombian congress.
Furthermore, the high Constitutional Courts repealed some article of 2022 tax reform, including: (i) a law that prevented companies in the extractive industries from deducting royalties from their taxable income. (ii) income tax rate for free zones and (iii) simple tax regime.
Our fees and other expenses include local taxes, such as a “turnover tax” (or Industry and Commerce Tax) which is a Colombian municipal tax that levies gross income. Each municipality has a different rate for this local tax, which varies depending on the kind of turnover or service, but the average tax rate is approximately 1.0%. Likewise, in 2022, 50% of the turnover tax paid within the fiscal year could be considered as tax credit for income tax purposes. However, following the enactment of the 2023 tax reform, 100% of this local tax will be treated as an expense going forward.
Sales in Colombia are subject to value added tax which we withhold on behalf of the government. Revenue from certain of our products are not subject to this tax. We pay value added taxes on most of the services and products that we purchase but do not apply a tax credit on our value added tax accounts to all such value added tax payments. The value added tax payments that are not registered as tax credits are registered as (i) additional expenses in our Colombian accounting and (ii) off set value added tax generated.
We cannot anticipate the impact of tax reforms, the impact of the measures that could be adopted by the incoming government to meet its financial obligations, which might negatively affect Colombia’s economy and, in turn, our business, financial condition and results of operations.
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
As of December 31, 2023, we employed nearly 5,000 individuals worldwide, primarily in South and Central America. Our management believes that our employee relations are satisfactory. Employees in our Funtrition (4 employees) and Softgel (40 employees) manufacturing facilities are currently represented by industry labor union organizations, representing approximately 0.9% of our total employees. However, further organizing activities, collective bargaining, or changes in the regulatory framework for employment may increase our employment-related costs or may result in work stoppages or other labor disruptions. Also, Law No. 2102, enacted in 2021, in Colombia, set forth a progressive reduction scheme of the maximum legal working schedule from 48 to 42 hours per week, prohibiting any reduction of employees’ salaries thereof. The progressive reduction on the maximum working schedule became enforceable as of July 15, 2023. Moreover, as employers are subject to various employment-related claims, such as individual and class actions relating to alleged employment discrimination and wage-hour and labor standards issues, such actions, if brought against us and successful in whole or in part, may affect our ability to compete or have a material adverse effect on our business, financial condition, and results of operations.

In 2023, the President of Colombia proposed a labor reform that could have certain implications for the Group's entities in Colombia. However, Congress ultimately rejected the initiative. In 2025, based on the rejected reform, the President of Colombia proposed a popular consultation, which was also rejected by Congress. Later, in June 2025, the Labor Reform was approved by both chambers of Congress; it is now pending the President's signature for publication. The articles were debated and reconciled by both, the ruling party and the opposition. This reform will impact employers' labor costs from the moment it takes effect, due to provisions that improve current working conditions for employees and introduce new obligations for companies — such as increased surcharges for working on Sundays or public holidays,

Table of Content
expanded work leave entitlements, and the transition of apprenticeship contracts toward the rights of a traditional labor contract, among others. With the approval of the Labor Reform, the popular consultation proposed by the President was dismissed by the Government itself.
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
Certain products we manufacture, such as Dronabinol, which contains a synthetic form of tetrahydrocannabinol (THC), contain “controlled substances” as defined in the Controlled Substances Act, the U.K. Misused of Drugs Regulations 2001, and other similar regulations in other jurisdictions. We only manufacture and sell or donate products containing “controlled substances” in jurisdictions in which we are licensed to do so, such as Dronabinol, which we have received FDA approval to manufacture and sell in the United States. However, the proceeds from the sale of “controlled substances” in jurisdictions in which we are licensed to do so may be considered “criminal property” in other jurisdictions in which such products have not been licensed, such as the proceeds from the sale of Dronabinol in the United States, which could be considered criminal property in the United Kingdom under the U.K. Proceeds of Crime Act 2002.
Although we are not aware of any cases where regulatory authorities have prosecuted a company, whose primary business is not the manufacturing, sale and donate of “controlled substances”, for the use of criminal property in connection with the use of proceeds from the sale of “controlled substances” in jurisdictions in which it was licensed to do so, we cannot provide any assurances that the payments with proceeds derived from the sale of “controlled substances”, such as Dronabinol, would not be considered criminal property under the U.K. Proceeds of Crime Act 2002, or other similar regulations in another jurisdiction.
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

Table of Content
Our management has limited experience in operating a public company.
Our executive officers have limited experience in the management of a publicly traded company. Our senior management team may not successfully or effectively manage our transition to a public company that is subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of our company. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

The trading price of the Company’s securities has been and may continue to be volatile, which could result in substantial losses to investors.

Our Ordinary Shares were listed on the Nasdaq Global Market on September 30, 2021, under the symbol “PROC” until the Ordinary Shares were suspended from trading on the Nasdaq on February 4, 2025, the date on which our Ordinary Shares were delisted from Nasdaq. As of the date of this Annual Report, our Ordinary Shares are quoted on the OTC Expert Market under the symbol “PROCF”. The OTC Expert Market is a significantly more limited market than Nasdaq and trades on the OTC Expert Market are limited primarily to private purchases and sales among sophisticated investors with sufficient investment experience, among others.

The quotation of our Ordinary Shares on the OTC Expert Market has resulted in and may continue to result in a less liquid market available for existing and potential investors to trade our securities, has depressed, and may continue to depress the trading price of our securities and may have a long-term adverse impact on our ability to raise capital in the future.
The trading price of the Company’s securities have been, and may continue to be, volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on the investment in the Company’s securities and the securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:
•actual or anticipated fluctuations in our financial results or the financial results of companies perceived to be similar to us;
•changes in the market’s expectations about our operating results;
•success of competitors;
•lack of adjacent competitors;
•our operating results failing to meet the expectations of securities analysts or investors in a particular period;
•changes in financial estimates and recommendations by securities analysts concerning the Company or the industries in which we operate in general;
•detrimental adverse publicity about us, our products and services or our industry;
•operating and stock price performance of other companies that investors deem comparable to us;
•announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
•our ability to market new and enhanced products and services on a timely basis;
•changes in laws and regulations affecting our business or industries;
•commencement of, or involvement in, litigation, or regulatory investigation involving us or a loss of reputation;
•changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
•the volume of our securities, including Ordinary Shares available for public sale;
•any major change in the board of directors, executive management or key personnel;
•sales of substantial amounts of Ordinary Shares by our directors, Executive Management or significant shareholders or the perception that such sales could occur; and

Table of Content
•general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The securities market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for securities of other companies which investors perceive to be similar to us could depress the price of the Company’s securities regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Penny stock rules may make buying or selling our securities difficult, which may make our stock less liquid and make it harder for investors to buy and sell our securities.

On February 4, 2025, we were delisted from the Nasdaq Global Market and are now only quoted on an over-the-counter market, the OTC Expert Market, maintained by OTC Markets Group, Inc. Trading in our securities is now subject to the SEC’s “penny stock” rules and it is anticipated that trading in our securities will continue to be subject to the penny stock rules for the foreseeable future. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by these requirements may discourage broker-dealers from recommending transactions in our securities, which could severely limit the liquidity of our securities and consequently adversely affect the market price for our securities.
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
In February 2023, our Board of Directors approved a share repurchase program for the purchase of up to $5.0 million Ordinary Shares or 2,000,000 Ordinary Shares, whichever is less (the “Repurchase Program”). In December 2023, our Board of Directors renewed the Repurchase Program for the fiscal year 2024 under the same terms. Under the

Table of Content
Repurchase Program, repurchases can be made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with the rules of the SEC and other applicable legal requirements. The specific timing, price and size of the purchases will depend on prevailing share prices, general economic and market conditions, and other considerations consistent with our capital allocation strategy. Share repurchases could have an impact on our Ordinary Share trading prices, increase the volatility of the price of our Ordinary Shares, or reduce our available cash balance such that we will be required to seek financing to support our operations. The repurchase program does not obligate us to acquire a particular amount of Ordinary Shares, and the repurchase program may be suspended or discontinued at any time at our discretion, which may result in a decrease in the trading prices of our Ordinary Shares. Even if our share repurchase program is fully implemented, it may not enhance long-term shareholder value.
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
As a “foreign private issuer,” the Company is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made on June 30, 2026.
In the future, the Company could lose its foreign private issuer status if a majority of the Ordinary Shares are held by residents in the United States and we fail to meet any one of the additional “business contacts” requirements. In addition, in June 2025, the SEC solicited public comment on whether the definition of "foreign private issuer" should be amended. It is too premature to know if any potential amendment to the definition of "foreign private issuer" could affect our status as a foreign private issuer.

Nonetheless, although we intend to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, the loss of our foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs under U.S. securities laws if we are deemed a U.S. domestic issuer may be significantly higher. If the Company is not a foreign private issuer, we will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, we may be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. Additionally, if we lose foreign private issuer status, we would be required to change our basis of accounting from IFRS as issued by the IASB to GAAP, which may be difficult and costly for us to comply with. If we lose our foreign private issuer status and fail to comply with U.S. securities laws applicable to U.S. domestic issuers, we may be subject to investigation by the SEC and other regulators, among other materially adverse consequences.

Table of Content
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
As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg (the Convention of 2 July 2019 on the Recognition and Enforcement of Foreign Judgments in Civil or Commercial Matters is not yet in force and it has not yet been ratified by the United States), courts in the Grand Duchy of Luxembourg will not expediently recognize and enforce a final judgment rendered by a U.S. court. However, a party who received such favorable judgment in a U.S. Court may initiate recognition and enforcement proceedings in the Grand Duchy of Luxembourg by requesting recognition of the U.S. judgment by the District Court (Tribunal d’Arrondissement) pursuant to Article 678 of the New Luxembourg Code of Civil Procedure (exequatur). The District Court will authorize the enforcement in Luxembourg of the U.S. judgment, provided the latter is related to a private matter (i.e. be of civil or commercial nature), if it is satisfied that all of the following conditions are met:
The purpose of an exequatur is not to review the merits of and retry a case in which a foreign court has already rendered a final decision, but to rule on the conditions that the foreign decision must meet on national territory.
When the Luxembourg District Court is seized of an application for enforcement of a judgment issued by a court from a country that is neither a member of the European Union nor has an agreement in place for international cooperation, such as the United States, it will first determine whether the foreign judgment is enforceable (exécutoire) in the country of origin, i.e. whether the U.S. judgment is enforceable in the United States. The verification of this criteria will be carried out by the District Court in accordance with the laws of the country of origin, i.e. in accordance with U.S. laws. Furthermore, the foreign judgment should not yet be fully enforced and executed in the US and/or any other jurisdiction.
This initial step is not about verifying the international compliance of the foreign judgment (which happens right after) but is a question of verifying the admissibility (recevabilité) of the application for enforcement.
In accordance with the aforementioned Article 678 of the New Luxembourg Code of Civil Procedure and pursuant to Luxembourg case law, the granting of an exequatur is then subject to a verification by the Luxembourg District Court:
•of the indirect international jurisdiction of the U.S. court, i.e. the Luxembourg court’s review will be based on the verification of a distinctive or “characterized” link (“lien de rattachement caractérisé”) connecting the dispute to the U.S. court;
•that the U.S. judgment complies with substantive international public policy (“ordre public substantiel”): in essence, the District court will decline to enforce the U.S. judgment whenever the application of U.S. law would cause sufficiently serious harm to an interest that the Luxembourg legal system considers must be protected. According to Luxembourg case law, the District Court is thus merely required to verify whether recognizing and enforcing the U.S. judgment would be in violation of the public policy of its jurisdiction, and not to determine whether a foreign judgment is compatible with such policy;
•that the U.S. judgment does not contravene international procedural public policy (“ordre public procédural”), i.e. the U.S. procedure and judgment must not have violated the rights of defense and due process norms. The Luxembourg District Court will in particular verify that the U.S. proceedings were conducted in such a way that the parties were able to present their arguments and that a service of process similar to that applicable in Luxembourg is provided for by U.S. laws and has been correctly applied;
•that the U.S. judgment was not granted pursuant to an evasion of Luxembourg law (“fraude à la loi”); and

Table of Content
•that there is no contradiction between the U.S. judgment submitted for exequatur and a precedent decision rendered by a Luxembourg court.
Please note that the Luxembourg case law is constantly evolving. Some of the conditions of admissibility described above may change, and additional conditions could be required to be fulfilled by the Luxembourg courts while other conditions may not be required by Luxembourg courts in the future.

During the exequatur proceedings, the Luxembourg court’s review is limited to these specific criteria. At the end of the proceedings, provided the above-mentioned criteria are satisfied, the foreign judgment is conferred the same status as a final and conclusive judgment rendered by a Luxembourg court.

Subject to the conditions described above, in an action brought in the Grand Duchy of Luxembourg on the basis of U.S. federal or state securities laws, the Luxembourg courts may not have the requisite power to grant the remedies sought.

Litigation in the Grand Duchy of Luxembourg also is subject to rules of procedure that differ from the U.S. rules, including, with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in the Grand Duchy of Luxembourg would in principle have to be conducted in the French or German language, and all documents submitted to the court would, in principle, have to be translated into French or German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our Board of Directors, our officers, or the experts named herein. In addition, even if a judgment against us, the non-U.S. members of our Board of Directors, our officers, or the experts named in this Annual Report based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or the Luxembourg courts.

Further, in the event of any proceedings being brought in the Grand Duchy of Luxembourg court in respect of a monetary obligation expressed to be payable in a currency other than the Euro, a Luxembourg court would have power to give judgment expressed as an order to pay a currency other than the Euro. However, enforcement of the judgment against any party in the Grand Duchy of Luxembourg would be available only in Euros and for such purposes all claims or debts would be converted into Euros.

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
As a company organized under the laws of the Grand Duchy of Luxembourg and with our registered office in the Grand Duchy of Luxembourg, the Company is subject to the Luxembourg insolvency and bankruptcy laws in the event any insolvency proceedings are initiated against it including, inter alia, Council and European Parliament Regulation (EU) 2015/848 of 20 May 2015 on insolvency proceedings (recast). Should courts in another European country determine that the insolvency and bankruptcy laws of that country apply to us in accordance with and subject to such European Union (“EU”) regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency and bankruptcy laws in the Grand Duchy of Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency and bankruptcy laws.
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

Table of Content
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

Depending on the FATCA and CRS status of the Company under the FACTA Law and the CRS Law (as defined), the Company may require from the relevant counterparties, shareholders, or any other associated persons, to provide documentary evidence of their tax residence and all other information deemed necessary to comply with the above-mentioned regulations.
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

Table of Content
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
ITEM 4. COMPANY INFORMATION
The Company makes its filings in electronic form under the EDGAR filing system of the SEC. Its filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at Procaps’s investor relations website at https://investor.procapsgroup.com. Procaps’ website is provided for informational purposes only and the information contained on its website or that can be accessed through its website is not part of this Annual Report.

A.HISTORY AND DEVELOPMENT OF THE COMPANY
The Company was incorporated under the laws of the Grand Duchy of Luxembourg on March 29, 2021 as a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg for an unlimited duration and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 253360. The Company was incorporated solely for the purpose of effectuating the Business Combination, which was consummated on September 29, 2021. The Company owned no material assets other than its interests in Crynssen acquired in the Business Combination and did not operate any business. Crynssen is a private limited liability company registered and incorporated under the laws of Malta and, particularly, the Companies Act Cap. 386. See Item 5 of this Annual Report under the heading “Operating and Financial Review and Prospects” for a discussion of our principal capital expenditures and divestitures for the years ended December 31, 2023, 2022 and 2021.
The Company’s mailing address and registered office is 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, and its telephone number is +356 7995-6138. The Company’s main website address is https://www.procapsgroup.com and the investor relations website is https://investor.procapsgroup.com/. The information contained on, or accessible through, the Company’s websites is not incorporated by reference into this Annual Report, and you should not consider it a part of this Annual Report.
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

Table of Content
The Business Combination
On September 29, 2021, the Business Combination was consummated. As part of the Business Combination, on the Closing Date, pursuant to the Business Combination Agreement:
•Merger Sub merged with and into SPAC, with SPAC surviving such merger and becoming a direct wholly-owned subsidiary of the Company and, in the context of the Merger, (a) all SPAC Ordinary Shares outstanding were exchanged with for Ordinary Shares pursuant to a share capital increase, (b) each SPAC Warrant became a Warrant exercisable for Ordinary Shares, on substantially the same terms as the SPAC Warrants, and (c) the Company entered into the Warrant Amendment to amend and assume SPAC’s obligations under the SPAC Warrant Agreement to give effect to the conversion of SPAC Warrants to Warrants;
•immediately following the consummation of the Merger and prior to the Exchange (as defined below), the Company redeemed all 4,000,000 Redeemable A Shares held by Crynssen for a total purchase price of $40,000 (corresponding to their nominal value of $0.01 per share);
•immediately following the consummation of the Merger and the redemption of all the Redeemable A Shares, pursuant to those certain individual contribution and exchange agreements, each dated as of March 31, 2021, as amended, and entered into by and among the Company, Crynssen and each of the Crynssen Shareholders, each of the Crynssen Shareholders, contributed its respective Crynssen Ordinary Shares to the Company in exchange for Ordinary Shares, and, in the case of IFC, for Ordinary Shares and 4,500,000 Redeemable B Shares, which were subscribed for by each such Crynssen Shareholder (such contributions and exchanges of Crynssen Ordinary Shares for Ordinary Shares and, in the case of IFC, Ordinary Shares and Redeemable B Shares, collectively, the “Exchange”);
•as a result of the Exchange, Crynssen became a direct wholly-owned subsidiary of the Company and the Crynssen Shareholders became holders of issued and outstanding Ordinary Shares and, in the case of IFC, Ordinary Shares and Redeemable B Shares; and
•immediately following the Exchange, the Company redeemed 4,500,000 Redeemable B Shares from IFC for a total purchase price of $45,000,000 (corresponding to a purchase price of $10.00 per Redeemable B Share) in accordance with the IFC Redemption Agreement.
Certain Agreements Related to the Business Combination
Registration Rights and Lock-Up Agreement
In connection with the Closing of the Business Combination, Crynssen, the Sponsors, certain other persons and entities (“Original Holders”) holding SPAC Ordinary Shares issued by Union prior to its IPO (the “Founder Shares”) and the Crynssen Shareholders entered into the Registration Rights and Lock-Up Agreement which provided for customary demand and piggyback registration rights. Additionally, the Ordinary Shares held by the Sponsors and the Original Holders which were previously Founder Shares will be locked-up until the earliest of: (i) the date that is one year from the Closing Date, (ii) the date on which the closing price of the Ordinary Shares on the Nasdaq equals or exceeds $12.50 per Ordinary Share for any 20 trading days within any 30-trading day period commencing 150 days after the Closing Date, or (iii) such date on which we complete a liquidation, merger, share exchange or other similar transaction that results in all of our shareholders having the right to exchange their Ordinary Shares for cash, securities or other property. The Registration Rights and Lock-Up Agreement was amended in subsequent financings described below.
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

Table of Content
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
In connection with the expected closing of the acquisition (the "Acquisition") of certain companies (collectively to referred to as "Grupo Somar") and associated borrowings under the Bridge Credit Agreement (as defined herein), we intended to prepay in full the Senior Notes, together with interest accrued thereon to the date of such prepayment and the make-whole amount determined for the date of such prepayment pursuant to the NPA (the “Notes Payoff”). We previously expected that the closing of the Acquisition would occur on October 14, 2022, and accordingly, pursuant to the requirements of the NPA, delivered advance notice to the noteholders of the Notes Payoff to occur on such date. As a result of a delay and subsequent termination in the closing of the Acquisition, the expected borrowing under the Bridge Credit Agreement did not occur, and we were unable to complete the Notes Payoff on the date scheduled, which technically constituted an event of default under the NPA. The noteholders informed us that they would not exercise any rights or remedies under the NPA due to such technical default pending entry into an amendment to the NPA formally waiving such default, and we and the noteholders executed temporary waivers in connection therewith. On November 1, 2022, we and the noteholders entered into an amendment to the NPA (the “NPA Amendment”), formally waiving the technical default and which also (i) provided us with the ability, until November 30, 2022, to prepay the Senior Notes with two business days’ notice, (ii) provided that the make-whole amount under the NPA shall in no case be less than USD 1,488,204.60, and (iii) provided that, if the Notes Payoff did not occur on or prior to November 30, 2022, a waiver fee of 3.75% per annum on

Table of Content
the outstanding principal amount of Senior Notes outstanding shall (a) accrue from (and including) October 14, 2022 and (b) be payable to the noteholders on the 12th day of February, May, August and November in each year (commencing on February 12, 2023), on the maturity date of such Senior Note and on each other date on which interest on such Senior Note is due and payable in accordance with the terms of the NPA and such Senior Note. The Notes Payoff did not occur on or prior to November 30, 2022, therefore triggering the 3.75% per annum waiver fee on the outstanding principal amount of Senior Notes with the terms mentioned above.
For more information on the Senior Notes, including additional amendments and/or waivers to the NPA, see Item 5.B of this Annual Report under the heading “Liquidity and Capital Resources ––Debt Financing and Borrowing ––Senior Notes.”

Internal Investigation and Delisting

On November 13, 2023, the Company received a letter from Deloitte & Touche S.A.S. (“Deloitte”), the Company’s independent auditors, with respect to its consolidated financial statements for the year ending December 31, 2022. The letter requested that the Audit Committee undertake an independent investigation with respect to two transactions. The first related to a $2.5 million loan dating back to 2012, and the second had to do with a separate, unrelated $700,000 loan. The Deloitte letter also requested that the independent investigation consider any other transactions that were not properly recorded in the year-end 2022 financial statements.

On May 1, 2024, the Company announced that it was in the process of conducting an investigation initiated by the Audit Committee of the Board of Procaps with the assistance of independent legal and forensic accounting advisors, into matters relating to the Company’s historical accounting treatment and associated financial statement disclosure related to a 2012 related party loan in the amount of $2.5 million (the “Independent Investigation”). In addition, the Company announced that it had determined its inability to timely file its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (“2023 Form 20-F”), as a result of the ongoing internal investigation. In context of the nature of these findings, the Audit Committee concluded that, as of June 25, 2024, the investigation moving forward would be treated as a Section 10A investigation under the rules of the SEC.

On May 16, 2024, the Company received a delinquency letter (the “Delinquency Letter”) from the Listing Qualifications Department (the “Staff”) of the Nasdaq. The Delinquency Letter notified the Company that since the Company had not yet filed its 2023 Form 20-F, the Company was not in compliance with Nasdaq’s Listing Rule 5250(c)(1) relating to the Company’s obligation to file periodic financial reports with the SEC for continued listing. The Delinquency Letter further stated that the Company had 60 calendar days from the date of the Delinquency Letter to submit a plan to regain compliance with respect to the delinquent report. The Letter also stated that any Staff exemption to allow the Company to regain compliance, if granted, would be limited to a maximum of 180 calendar days from the due date of the 2023 Form 20-F, or November 11, 2024.

On July 3, 2024, the Company received a letter from its independent registered public accounting firm, Deloitte, stating that Deloitte had withdrawn its audit report regarding the Company’s consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022, issued on May 12, 2023 (which financial statements are contained in the Company’s annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on May 12, 2023) because Deloitte could no longer continue to rely on representations made to Deloitte in the Company’s management representations letters, including with respect to management’s representations that all related party transactions had been disclosed.

In connection with the Delinquency Letter, on July 15, 2024, and August 6, 2024, the Company submitted materials to Nasdaq outlining its strategy to regain compliance (the “Plan”). On August 13, 2024, upon review of the Company’s Plan, Nasdaq notified the Company that it had granted the Company an extension to file the 2023 Form 20-F, through November 11, 2024.

During the course of the Independent Investigation, in October 2024, the Audit Committee reported to the Board certain interim findings relating to additional historical related party, intercompany and other transactions, certain of which were with the awareness and/or at the direction of, senior management of the Company at the time, that involved or appeared to involve accounting errors, misstatements and/or actions or omissions by Company management and employees that violated laws, rules, or regulations.

Table of Content
In light of the discovery of such additional transactions during the Independent Investigation and related accounting issues, on October 7, 2024, the Board, upon the recommendation of the Audit Committee, determined that the Financial Statements, and each as included in any reports, presentations, or similar communications of the Company’s financial results, should no longer be relied upon. Accordingly, the Audit Committee determined that a restatement of the Company’s Prior Period Financial Statements following the conclusion of the Independent Investigation was required, which is reflected in this Form-20F.

As a result of the Company’s failure to file its 2023 Form 20-F by the November 11, 2024 extension granted by Nasdaq, on November 13, 2024, the Company was notified by the Staff that the Staff had determined to delist the Company’s Ordinary Shares from the Nasdaq Capital Market, unless the Company timely requested a hearing before the Panel, which the Company requested alongside its request for a further stay of any suspension action by Nasdaq pending the ultimate conclusion of the hearing process.

Following the Company’s hearing before the Panel, which took place on January 21, 2025, on January 31, 2025, the Company received a letter from the Panel of Nasdaq. This letter notified the Company that the Panel determined to delist the Company’s Ordinary Shares from the Nasdaq Capital Market as a result of the Company’s failure to demonstrate compliance with Nasdaq Listing Rules 5250(c)(1) and 5250(c)(2) for failing to file periodic and interim financial reports with the SEC. As a result, the Company’s Ordinary Shares were suspended from trading on the Nasdaq on February 4, 2025. The Company’s ordinary shares have been quoted on the OTC Expert Market under the symbol “PROCF,” on an “unsolicited only” basis, since the Nasdaq suspended the trading of the Company’s Ordinary Shares on February 4, 2025.

After applying the extensive forensic procedures, the Investigation Team has identified a total of ten transactions which – in the opinion of Greenberg Traurig, LLP (GT) involve illegal acts. The Audit Committee concluded the investigation on January 31, 2025, as amended on February 6, 2025, and was satisfied that the investigation was complete and that the findings of the investigation identified the root causes of illegal acts and related accounting irregularities. In concluding on the Investigation, the Audit Committee advised that the: (i.) accounting impact of the investigative findings, (ii.) completeness procedures to be performed on accounts with identified irregularities, (iii.) tax implications, and related concepts, would be further evaluated as part of the Company’s restatement process.

November 2024 Convertible Note Financing

On November 27, 2024, the Board of Directors of the Company approved the issuance, through a private offering or offerings (the “2024 Offering”) exempt from the registration requirements of the Securities Act up to $100 million in securities in the form of Ordinary Shares of the Company or securities convertible into Ordinary Shares. In connection with such approval, on November 29, 2024 (the “Effective Date”), the Company entered into a Secured Convertible Note Subscription Agreement (the “NSA”) Hoche, an entity controlled by Alejandro Weinstein, pursuant to which the Company may issue up to $40 million in Secured Convertible Notes (the “Convertible Notes”) to Hoche pursuant to the terms and conditions therein, of which an aggregate of $20 million in Convertible Notes were issued on November 29, 2024. The NSA and Convertible Notes are described further below.

In connection with the Company’s entry into the NSA, the Company entered into various ancillary agreements described below. The transactions contemplated by the NSA and ancillary agreements described below (the “Transaction Documents”) are collectively referred to herein as the “Transactions.”

Note Subscription Agreement and Convertible Notes

As described above, on November 29, 2024, the Company and Hoche entered into the NSA. In connection therewith, the Company issued to Hoche a Convertible Note in principal amount of $20 million (the “Initial Note”).

Pursuant to the NSA, Hoche has the obligation to subscribe for and purchase an additional Convertible Note in principal amount of $20 million on or prior to December 31, 2024 (the “Second Note”); provided that in the event that other third-party investors subscribe for and purchase Ordinary Shares in an aggregate amount in excess of $35,000,000 (such amount in excess of $35,000,000, the “Excess Amount”), and consummate such investments prior to December 27, 2024, Hoche shall have the option (but not the obligation) to reduce the principal amount of the Second Note by an amount not to exceed the Excess Amount. There can be no assurances that any third-party investors will subscribe for or purchase any Ordinary Shares in connection with the 2024 Offering.

Table of Content
The Convertible Notes bear interest at an annual rate of 8.50%, payable in-kind, quarterly in arrears, and mature on June 30, 2025. All accrued and unpaid interest due at the end of each such quarterly period shall be paid in kind by capitalizing such interest and adding it to (and thereby increasing) the then-outstanding principal amount of the Convertible Notes. Other key terms of the Convertible Notes, including those related to the conversion thereof, follow:

Conversion

Certain Definitions related to Conversion

“Conversion Amount” means, with respect to the Initial Note, the original principal amount of the Initial Note, and with respect to the Second Note, the original principal amount of the Second Note (for the avoidance of doubt, the Conversion Amount shall not include any capitalized or accrued and unpaid interest on the Convertible Notes).

“Conversion Price” means (a) in the event no Triggering Event occurs, a conversion price per Ordinary Share of $0.75, or (b) in the event any Triggering Event occurs, a conversion price per Ordinary Share of $0.50.

“Triggering Event” means: (a) the Company is finally delisted from Nasdaq or (b) the trading of the Ordinary Shares on Nasdaq is suspended (even if temporarily for any period of time and later reinstated), in each case of (a) and (b), exclusively as a result of either:

(i) the Company’s failure to file the 2023 Form 20-F, as stated on the notice received by the Company on November 13, 2024 from the Staff of the Nasdaq, within any extended time period granted by the Panel; or

(ii) the Company being in violation of any applicable Nasdaq Listing Rule and receiving any delinquency notice from Nasdaq prior to December 31, 2026, as a result of any actions taken by management or the board of directors of the Company prior to the Effective Date.

For the avoidance of doubt, a Triggering Event shall not include or be deemed to occur in connection with any temporary trading halt that may be imposed by Nasdaq as a result of a major news announcement or stock price fluctuations, imbalance of buy and sell orders, or any stock price circuit breakers.

Optional Conversion

In the event the Convertible Notes have not automatically converted as described below, at any time prior to maturity, the Convertible Notes are convertible, at the option of Hoche, into (a) the Warrant (as defined below) and (b) a number of Ordinary Shares equal to the quotient obtained by dividing (i) the Conversion Amount by (ii) the Conversion Price, rounded down to the nearest whole Ordinary Share (collectively, the “Conversion Consideration”).

Automatic Conversion

In the event the Convertible Notes have not converted at the option of Hoche as described above, the Convertible Notes shall automatically convert into the Conversion Consideration in the event that other third-party investors subscribe for and purchase Ordinary Shares in an aggregate amount of no less than $35,000,000 in connection with the 2024 Offering.

Post-Conversion Adjustment

If a Triggering Event occurs following the conversion of the Convertible Notes, the Company shall issue to Hoche an additional number of Ordinary Shares equal to the difference between (i) an amount equal to the quotient of the Conversion Amount divided by $0.50, and (ii) an amount equal to the number of Ordinary Shares previously issued upon conversion of the Convertible Notes.

Warrant

Upon conversion of the Convertible Notes (whether at the election of Hoche or automatically), the Company shall issue a warrant (the "2024 Warrant") to Hoche for a face amount equal to the product obtained by multiplying (i) the

Table of Content
Conversion Amount by (ii) by 0.25 (the “Warrant Amount”). The 2024 Warrant may be exercised in whole or in part to purchase a number of Ordinary Shares equal to the quotient obtained by dividing the Warrant Amount by the Exercise Price (as defined below). The exercise price per Ordinary Share issued pursuant to the 2024 Warrant shall be $0.75; provided that in the event a Triggering Event occurs, the exercise price shall be $0.50 (the “Exercise Price”). If a Triggering Event occurs after the date any Ordinary Shares have been purchased and issued under the 2024 Warrant, the Company shall issue to the holder of the 2024 Warrant an additional number of Ordinary Shares equal to the difference between: (A) the aggregate Exercise Price of all Ordinary Shares purchased and issued under the 2024 Warrant as of immediately prior to the occurrence of such Triggering Event, divided by $0.50, and (B) the total number of Ordinary Shares purchased and issued under the 2024 Warrant as of immediately prior to the occurrence of such Triggering Event.

Security

The Company’s obligations under the Convertible Notes and other related agreements are secured by a first priority security interest in favor of Hoche in all of the issued and outstanding equity interests of Crynssen (such equity interests, the “Collateral”), granted pursuant to that certain Share Pledge Agreement, dated as of November 29, 2024 (the “Pledge Agreement”), by and among the Company, Hoche and Crynssen. The NSA contains a covenant that limits the Company’s ability to place liens on the Collateral or on any other equity interests of its direct or indirect subsidiaries, subject to customary exceptions.

Events of Default

The Convertible Notes provide for customary events of default which include (subject in certain cases to customary grace and cure periods), among others: (i) nonpayment of principal or interest; (ii) breach of covenants or other agreements in the Convertible Notes, the NSA or the Pledge Agreement; (iii) material breach by the Company of any representation or warranty contained in the NSA; (iv) any of the Convertible Notes, the NSA or the Pledge Agreement is suspended, revoked or terminated or for any reason cease to be valid and binding or in full force and effect, the performance by the Company of any of its obligations under such agreements shall become unlawful, or the validity of any such agreements shall be contested by the Company; (v) any lien or pledge provided in the NSA, the Convertible Notes or the Pledge Agreement shall cease to exist once perfected or shall cease to give Hoche a perfected security interest on the Collateral; (vi) the Company or any of its direct or indirect subsidiaries is in default in the performance of or compliance with any term of any evidence of any indebtedness in an aggregate outstanding principal amount of at least $7,500,000 or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of such default or condition such indebtedness has become, or has been declared, due and payable before its stated maturity or before its regularly scheduled dates of payment; and (iv) certain events of bankruptcy or insolvency.

The foregoing descriptions of the NSA, the Initial Note, the Pledge Agreement and the warrant are only summaries and are qualified in their entirety by reference to the full text of the NSA, the Initial Note, the Pledge Agreement and the form of warrant, which are filed as Exhibits 4.24, 4.25, 4.26, and 4.27, respectively, to this Annual Report.

Termination of Nomination Agreement; Shareholder Nomination Agreement

In connection with the Transactions, the Company, Hoche, Caoton Company, S.A., acting as trustee to Sognatore, Commonwealth Trust Company, acting as trustee to Simphony Trust, and Commonwealth Trust Company, acting as trustee of Deseja (Deseja and together with Sognatore and Simphony, the “Minski Trusts”) agreed to terminate that certain nomination agreement, dated as of September 29, 2021 (the “Original Nomination Agreement”). The Minski Trusts are ultimately controlled by the Minski family, including Jose Minski, current Chairman of the Board, and Ruben Minski, the Company’s former Chief Executive Officer, former Chairman of the Board and a former director. Pursuant to the Original Nomination Agreement, the Minski Trusts had the right to propose for appointment a majority of the Board.

On November 29, 2024, in connection with the termination of the Original Nomination Agreement, Hoche, Alejandro Weinstein (together with Hoche, the “Hoche Parties”) and the Minski Trusts entered into a shareholder nomination and voting agreement (the “Shareholder Nomination Agreement”), pursuant to which, among other things, the parties thereto agreed to vote their Ordinary Shares at the first annual general meeting of shareholders of the Company following the date thereof ("First Annual Meeting") to (A) replace Kyle P. Bransfield, Luis Fernando Castro, Sandra Sanchez y Oldenhage, and Roberto Albisetti with the following individuals: (i) Alejandro Weinstein, (ii) Nicolas Weinstein, (iii) Ernesto Carrizosa, and (iv) Jose Frugone and (B) to reelect the following existing directors: Alberto

Table of Content
Eguiguren Correa, Jose Minski and David Yanovich Wancier (the director nominees collectively in clauses (A) and (B), the “Initial Directors”).

Following the First Annual Meeting, in connection with any future meetings of shareholders of the Company at which directors are to be elected, the parties to the Shareholder Nomination Agreement agreed to use reasonable best efforts to propose for appointment or re-appointment (A) three individuals designated by Hoche (the “Hoche Nominees), (B) one individual designated by the Minski Trusts (the “Minski Nominee”) and (C) three individuals who qualify as independent under applicable rules and mutually agreed upon by Hoche and the Minski Trusts (the “Independent Nominees”); provided that, the Shareholder Nomination Agreement contains additional provisions that, upon the occurrence of certain conditions, may result in the Hoche Parties and the Minski Trusts delegating their respective nomination rights with respect to the Independent Nominees to (i) with respect to up to two Independent Nominees, the first two third-party investors (if any) who purchase at least $15.0 million in Ordinary Shares in connection with the 2024 Offering and (ii) with respect to one Independent Nominee, certain existing lenders of the Company.

Additional Agreements

Debt Related Agreements

In connection with the Transactions, on November 29, 2024, the Company, the Minski Trusts and Olvi Investment Limited, an affiliate entity of the Minski Trusts (“Olvi”) entered into an agreement whereby Olvi agreed to transfer and contribute to the Company, on behalf and under the instructions of the Minski Trusts, all of its right, title and interest in and to that certain $5.0 million junior unsecured subordinated promissory note (the “Junior Note”) entered into on September 12, 2024 by and among Olvi, as lender, the Company, as borrower, and the Minski Trusts, who ultimately provided the funding to Olvi in connection with the Junior Note, to the Company, as a contribution to the shareholder equity of the Company. As result of such contribution, the parties agreed that the Company shall no longer be obligated to repay any outstanding indebtedness under the Junior Note.

In addition, on November 29, 2024, Procaps S.A., an indirect subsidiary of the Company, and Originates Inc., an affiliate entity of the Minski Trusts entered into an agreement whereby Originates Inc. agreed to reduce the outstanding amounts of accounts payable owed by Procaps S.A. to Originates Inc. by $2.2 million and treat such discounted $2.2 million as fully cancelled and no longer owed to Originates Inc. by Procaps S.A., the Company or any of its subsidiaries.

In consideration for the contribution and cancellation of the outstanding indebtedness under the Junior Note, discounting of, and reduction in, accounts payable owed to Originates by Procaps S.A. and other good and valuable consideration, the Company entered into the mutual release and non-disparagement agreement with the Minski Trusts discussed below.

Mutual Release and Non-Disparagement Agreements

In connection with the Transactions and in consideration for the debt relief described above, on November 29, 2024, the Company entered in a mutual release and non-disparagement agreement (the “Minski Release Agreement”) with the Minski Trusts, Jose Minski, Ruben Minski, Meyer Minski and Bricol International Corp., an affiliate of the Minski family (collectively, the “Minski Release Parties”). Pursuant to the terms of the Minski Release Agreement, the Company and the Minski Release Parties each released the other party from any claims that such party has or may have with respect to the matters being investigated by the Company’s Audit Committee in connection with its previously disclosed independent investigation. The Minski Release Agreement also contains a customary mutual non-disparagement provision.

In addition, in connection with the Transactions, on November 29, 2024, the Company entered in a mutual release and non-disparagement agreement (the “Hoche Release Agreement”) with Hoche. Pursuant to the terms of the Hoche Release Agreement, the Company and Hoche each released the other party from any claims that such party has or may have against the other party, except for any rights and obligations arising under or in connection with any of the Transaction Documents or any of the Transactions. The Hoche Release Agreement also contains a customary mutual non-disparagement provision.

March 2025 Financing and Restructuring

Table of Content
On March 24, 2025, the Board of the Company approved (i) the issuance, through a private offering (the “2025 Offering”) of ordinary shares of the Company to “accredited investors” in a series of transactions exempt from the registration requirements of the Securities Act, in an aggregate subscription amount of up to US$90,000,000 (the “Equity Raise”); and (ii) the amendment to the previously announced Secured Convertible Note Subscription Agreement (the “Original NSA”) dated November 29, 2024, by and between the Company and Hoche, an entity controlled by Alejandro Weinstein, pursuant to which the Company issued that certain Secured Convertible Note to Hoche on November 29, 2024, in the principal amount of US$20,000,000 (the “First Note”), and that certain Secured Convertible Note to Hoche on December 27, 2024, in the principal amount of US$20,000,000 (the “Second Note” and jointly with the First Note, the “Secured Convertible Notes”). For the avoidance of doubt, the Equity Raise does not include proceeds from the issuance of the Secured Convertible Notes.

On April 3, 2025, the Company entered into (i) Subscription Agreements (the “2025 Subscription Agreements”) with certain investors, including new investors and certain existing shareholders of the Company, pursuant to which such investors subscribed for and purchased Ordinary Shares at a price per share of US$0.06313 (the “Purchase Price”), subject to the terms and conditions therein; and (ii) Amendment No. 1 to the Note Subscription Agreement (the “Amendment to the NSA”, and the Original NSA, as amended by the Amendment to the NSA, the “Amended NSA”) with Hoche, pursuant to which, among other things, the Original NSA was amended to (a) amend the conversion price per Ordinary Share set forth in the Original NSA to a conversion price per Ordinary Share of US$0.06313 (the “Amended Conversion Price”), (b) provide that upon conversion of the Secured Convertible Notes, the Company and the holders of the Secured Convertible Notes shall execute a subscription and conversion agreement (the “Subscription and Conversion Agreement”), providing such holders similar terms and conditions as those offered to the investors in the Equity Raise, and (c) amend and restate the form of warrant to be issued upon conversion of the Secured Convertible Notes (the “2025 Warrant”) to amend the exercise price per Ordinary Share issued pursuant to the 2025 Warrant to an exercise price of US$0.06313 per Ordinary Share (the “Exercise Price”). The 2025 Subscription Agreements and the Amendment to the NSA are described further below.

Furthermore, on April 9, 2025 (the “Refinancing Date”), Procaps, S.A. entered into the Senior Secured Facilities (as defined below), consisting of amendments of each of its outstanding material debt facilities, with the Senior Secured Creditors (as defined below). A description of each Senior Secured Facility is set forth below. Each of the Senior Secured Facilities contains substantially identical affirmative and negative covenants and events of default, as described more fully below under “Senior Secured Facility Covenants”, are guaranteed by the Company and each of its material subsidiaries, and is secured, on a pari passu basis, by substantially all assets of the Company and each of its material subsidiaries.

On April 9, 2025 (the “2025 Closing Date”), the closing conditions in connection with the Equity Raise described below and the conditions for conversion of the Secured Convertible Notes pursuant to the Amended NSA, were satisfied, and the Company consummated the transactions contemplated by the 2025 Subscription Agreements, the Amended NSA and the Senior Secured Credit Facilities (the “2025 Closing”). In connection with the 2025 Closing, the Company issued (i) 1,425,629,643 Ordinary Shares to the investors in the Equity Raise, (ii) 633,613,175 Ordinary Shares to the holders of the Secured Convertible Notes upon conversion thereof, (iii) 2025 Warrants in an aggregate “face amount” of $10,000,000 to the holders of the Secured Convertible Notes upon conversion thereof, and (iv) 131,798,311 Ordinary Shares to certain of the Senior Secured Creditors. Additionally, in connection with the 2025 Closing, the Company entered into the Subscription and Conversion Agreements with each of the Anchor Investors (as defined below) and Hoche (as described below).

Additionally, the Company entered into various ancillary agreements, each of which is further described below.

The sale and issuance of the Ordinary Shares in connection with the Equity Raise, the conversion of the Secured Convertible Notes pursuant to the terms of the Amended NSA and the Senior Secured Credit Facilities, have not been registered under the Securities Act or any state securities laws. The securities may not be offered or resold in the United States absent registration or an applicable exemption from registration requirements.

Equity Raise

2025 Subscription Agreements

On April 3, 2025, the Company entered into the 2025 Subscription Agreements with the following investors: (i) Chemo Project SA (“Chemo”) and Becaril S.A.(“Becaril”), (ii) Flying Fish Ventures L.P. (“Flying Fish”), Saint Thomas

Table of Content
Commercial S.A. (“ST Commercial”) and Santana S.A.(“Santana” and together with Chemo, Becaril, Flying Fish and ST Commercial, the “Anchor Investors”), (iii) Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A. (“Consorcio”), (iv) BTG Pactual Chile S.A. Corredores de Bolsa (“BTG”), (v) Regina International LP (“RILP”), and (vi) Corales, LLC (“Corales” and together with Consorcio, BTG and RILP, the “Other Investors” and together with the Anchor Investors, the “Investors”).

Pursuant to the 2025 Subscription Agreements, each Investor subscribed for and purchased Ordinary Shares at a price per share in the amount of the Purchase Price. Other key terms of the 2025 Subscription Agreements are the following:

Subscription Amounts

Pursuant to the 2025 Subscription Agreements, each the Investors agreed to subscribe for and purchase the number of Ordinary Shares equal to the quotient obtained by dividing the following subscription amounts by the Purchase Price: (i) an aggregate subscription amount of US$37,822,500 by Chemo and Becaril, collectively, (ii) an aggregate subscription amount of US$37,822,500 by Flying Fish, ST Commercial and Santana, collectively, (iii) a subscription amount of US$10,000,000 by Consorcio, (iv) a subscription amount of US$2,105,000 by BTG, (v) a subscription amount of US$1,500,000 by RILP, and (vi) a subscription amount of US$750,000 by Corales.

Indemnification

The 2025 Subscription Agreements include customary indemnification provisions for any breaches incurred by the Company or the Investors, with limitations on liabilities and caps on indemnifications commensurate with the subscription amounts invested by the Investors.

The foregoing descriptions of the 2025 Subscription Agreements are only summaries and are qualified in their entirety by reference to the full text of the 2025 Subscription Agreements, which are filed as Exhibits 4.28, 4.29, 4.30, 4.31, 4.32 and 4.33, respectively, to this Annual Report.

Amendment to the Note Subscription Agreement

As disclosed above, on April 3, 2025, the Company and Hoche entered into the Amendment to the NSA, pursuant to which, among other things, the Original NSA was amended to (a) amend the conversion price per Ordinary Share set forth in the Original NSA to the Amended Conversion Price, (b) provide that upon conversion of the Secured Convertible Notes, the Company and the holders of the Secured Convertible Notes shall execute a Subscription and Conversion Agreement, and (c) amend and restate the form of Warrant to amend the exercise price per Ordinary Share issued pursuant to the 2025 Warrant to the Exercise Price.

The foregoing descriptions of the Amendment to the NSA, the Secured Convertible Notes, and the 2025 Warrant are only summaries and are qualified in their entirety by (i) the descriptions of the Original NSA, the Secured Convertible Notes and the form of Warrant prior to its amendment pursuant to the Amendment to the NSA by reference to the Form 6-K, File No. 001-40851, filed with the SEC on December 3, 2024, and the full text of the of the Original NSA and the First Note, which were filed as Exhibits 99.1 and 99.2, respectively, thereto, (ii) the descriptions of the Second Note by reference to the Form 6-K, File No. 001-40851, filed with the SEC on December 31, 2024, and (iii) reference to the full text of the Amendment to the NSA, and the form of Warrant, which are filed as Exhibits 4.34 and 4.35, respectively, to this Annual Report.

Assignment of Secured Convertible Notes and Rights to Warrant and Execution of Subscription and Conversion Agreements

Assignment of Secured Convertible Notes and Rights to Warrant

In connection with the Equity Raise, on April 9, 2025, Hoche entered into (i) assignment and assumption agreements with each Anchor Investor and the Company, solely for the limited purpose of acknowledging the existence of such assignment and assumption, pursuant to which Hoche assigned its rights, title, and interest in and to an aggregate outstanding principal amount of the Secured Convertible Notes of $1,451,666.67, the interest accrued thereunder from the

Table of Content
date of issuance, and the corresponding portion of the Amended NSA to the Anchor Investors, and (ii) a warrants right assignment agreement with each Anchor Investor and the Company, solely for the limited purpose of acknowledging the existence of such assignment, pursuant to which Hoche assigned its rights, title, and interest in and to the its right to receive an aggregate “warrant amount” of $5,000,000 of the 2025 Warrant upon conversion of the Secured Convertible Notes pursuant to the terms of the Amended NSA.

Subscription and Conversion Agreements

Upon the 2025 Closing, on April 9, 2025, the Company entered into Subscription and Conversion Agreements with each of (i) Hoche, (ii) Chemo and Becaril and (iii) Flying Fish, ST Commercial, and Santana, pursuant to which Hoche and the Anchor Investors elected to convert their respective rights under the Secured Convertible Notes into Ordinary Shares of the Company and a 2025 Warrant, pursuant to the terms of the Amended NSA.

The Subscription and Conversion Agreements also include primarily the same representations and warranties by the Company and each of Hoche and the Anchor Investors as those set forth under the 2025 Subscription Agreements described above, and customary indemnification provisions for any breaches incurred by the Company or the Anchor Investors, with limitations on liabilities and caps on indemnifications commensurate with the amounts owed under the Secured Convertible Notes being converted by Hoche and the Anchor Investors.

The foregoing descriptions of the Subscription and Conversion Agreements are only summaries and are qualified in their entirety by reference to the full text of the Subscription and Conversion Agreements, which are filed as Exhibits 4.36, 4.37 and 4.38 to this Annual Report.

Additional Agreements related to the Equity Raise

Amended and Restated Registration Rights Agreement

In connection with the Equity Raise, the Company entered into that certain Amended and Restated Registration Rights Agreement dated March 24, 2025 (the “A&R RRA”), with the Minski Trusts, to amend and restate that certain Registration Rights and Lock-Up Agreement dated September 29, 2021, entered into by and among the Company, Hoche, the Minski Trusts and the other shareholders of the Company parties thereto (the “Original RRA”). Upon the 2025 Closing, on April 9, 2025, each of the Investors entered into that certain Joinder Agreement, with the Company’s acknowledgement and acceptance, pursuant to which the Investors became parties to the A&R RRA. Hoche, the Minski Trusts, the other shareholders of the Company party to the Original RRA, and the Investors, shall have

Pursuant to the A&R RRA, among other things, to the extent the Company remains subject to the reporting obligations of the Exchange Act and the board of directors of the Company has not determined, in its sole discretion, to pursue termination of the registration under the Exchange Act, the Company shall within thirty (30) days after the Company has (i) filed its annual report on Form 20-F for the fiscal year ended December 31, 2025 with the SEC, and (ii) is otherwise current on all reports required to be filed by the Company pursuant to Sections 13(a) or 15(d) of the Exchange Act, to file a registration statement under the Securities Act to permit the public resale of all the Ordinary Shares subject to registration pursuant to the Original RRA and all Ordinary Shares issued to Hoche and the Investors in connection with the Equity Raise, the conversion of the Secured Convertible Notes and the 2025 Warrant, once exercised, on the terms and conditions specified therein.

Additionally, the A&R RRA provides for customary piggyback registration rights in connection with the Ordinary Shares subject to registration pursuant to the Original RRA and all Ordinary Shares issued to Hoche and the Investors in connection with the Equity Raise, the conversion of the Secured Convertible Notes and the 2025 Warrant, once exercised.

The foregoing description of the A&R RRA is only a summary and is qualified in its entirety by reference to the full text of the A&R RRA, which is filed as Exhibit 4.39 to this Annual Report.

Shareholder Nomination and Voting Agreement

In connection with the 2025 Closing, on April 9, 2025, Hoche and the Anchor Investors entered into a shareholder nomination and voting agreement (the “Shareholder Nomination and Voting Agreement”), pursuant to which, among other

Table of Content
things, in connection with any general meeting of shareholders of the Company at which directors are to be elected, the parties thereto agreed to exercise reasonable best efforts including by voting their Ordinary Shares to propose for appointment or re-appointment three individuals designated by Hoche (the “Hoche Nominees”), who may continue to be: (i) Mr. Alejandro Weinstein, (ii) Mr. Nicolas Weinstein and (iii) Mr. Alberto Eguiguren Correa. Separately, the Anchor Investors (without Hoche) agreed among themselves to exercise reasonable best efforts including by voting their Ordinary Shares to propose for appointment one individual designated by Chemo (the “Chemo Nominee”), (ii) one individual designated by Becaril (the “Becaril Nominee” and, jointly with the Chemo Nominee, the “Chemo-Becaril Nominees”), and (iii) two individuals designated by Flying Fish, ST Commercial and Santana, collectively (the “Santana Investors’ Nominees”); provided that, the Shareholder Nomination and Voting Agreement contains additional provisions that, if and to the extent required for the board of directors of the Company to have a majority of its members qualify as independent directors, at least one Hoche Nominee shall be an independent director, at least one of the Chemo-Becaril Nominee shall be an independent director, and all of the Santana Investors’ Nominees shall be independent directors.

Additionally, the Shareholder Nomination and Voting Agreement provides that Hoche and the Anchor Investors shall use commercially reasonable efforts to pursue an exit transaction upon the earlier of the fifth anniversary of the 2025 Closing and the Company achieving certain annual consolidated EBITDA targets.

Debt Facility Refinancing

Note Purchase Agreement/Senior Secured Notes

On the Refinancing Date, Procaps Colombia, the Company, all material subsidiaries of the Company and the purchasers party thereto entered into an Amended and Restated Note Purchase and Guarantee Agreement (the “A&R NPA”). The A&R NPA amends and restates that certain Note Purchase and Guarantee Agreement, dated November 12, 2021 (as amended, the “Original NPA”), by and among Procaps Colombia, the Company, certain subsidiaries of the Company party thereto, and the purchasers party thereto. In connection with the entry into the A&R NPA, Procaps Colombia issued US$116,488,204.60 of 6.75% guaranteed senior secured notes due December 31, 2029 (the “2025 Notes”), to The Prudential Insurance Company of America, Fortitude Life Insurance & Annuity Company (f.k.a. Prudential Annuities Life Assurance Corporation) and Cigna Health and Life Insurance Company Inc. (collectively, the “Noteholders”), replacing those previously issued under the Original NPA.

The 2025 Notes are the senior secured obligations of Procaps Colombia. and unconditionally guaranteed by the Company and all of its material subsidiaries. The 2025 Notes (and the other Senior Secured Facilities (as defined below)) are secured, on a pari passu basis, by substantially all assets of Company and all of its material subsidiaries (including Procaps Colombia).

The 2025 Notes bear no interest prior to January 1, 2027, and provide for an amortization schedule that commences on March 31, 2028, with amortization payments of approximately US$2 million per quarter in 2028, approximately US$4 million per quarter in 2029, and all other amounts due upon final maturity of the 2025 Notes on December 31, 2029. The 2025 Notes may be prepaid, in whole or in part, without premium or penalty. Procaps Colombia may be required, upon the occurrence of certain events, to make certain mandatory prepayments prior to the maturity date of the 2025 Notes.

In connection with the entry into the A&R NPA, the Noteholders received, collectively, an aggregate of 131,798,311 ordinary shares of the Company.

For a description of the covenants under the A&R NPA, see “Senior Secured Facility Covenants” below.

The foregoing description of the A&R NPA is only a summary and is qualified in its entirety by reference to the full text of the A&R NPA, which is filed as Exhibit 4.40 to this Annual Report.

Bancolombia/Davivienda Credit Facility

On the Refinancing Date, Procaps Colombia, the Company, all material subsidiaries of the Company, Bancolombia, S.A. (“Bancolombia”) and Banco Davivienda, S.A. (“Davivienda”) entered into an Amended and Restated Credit Facility (Modificación Integral al Contrato de Crédito) (the “A&R Club Agreement”). The A&R Club Agreement

Table of Content
amends and restates that certain Credit Agreement (Contrato de Crédito), dated November 12, 2021 (the “Original Club Agreement”), by and among Procaps S.A., the Company, certain subsidiaries of the Company party thereto, Bancolombia and Davivienda, which provided for a loan of COP$247,817,751,759.49 (of which COP$244,100,485,482.10 was outstanding as of the Refinancing Date).

The obligations under the A&R Club Agreement are senior secured obligations of Procaps S.A. and unconditionally guaranteed by the Company and all of its material subsidiaries. The A&R Club Agreement (and the other Senior Secured Facilities) are secured, on a pari passu basis, by substantially all assets of Company and all of its material subsidiaries (including Procaps S.A.).

The loan under the A&R Club Agreement bears no interest prior to January 1, 2027, and provide for an amortization schedule that commences on March 31, 2028, with amortization payments of approximately US$2 million (equivalent) per quarter in 2028, approximately US$4 million (equivalent) per quarter in 2029, and all other amounts due upon final maturity of the loans on December 31, 2029. Interest shall accrue from January 1, 2027 at a rate equal to the Colombian Central Bank’s reference rate (for a three-month tenor) plus 4.00%. The loan under the A&R Club Agreement may be prepaid, in whole or in part, without premium or penalty. Procaps S.A. may be required, upon the occurrence of certain events, to make certain mandatory prepayments prior to the maturity date of the A&R Club Agreement.

In connection with the entry into the A&R Club Agreement, Bancolombia and Davivienda have the option to receive, collectively, an aggregate total of 67,900,322 ordinary shares of the Company, at their election prior to the expiration of the election period contained within the A&R Club Agreement.

For a description of the covenants under the A&R Club Agreement, see “Senior Secured Facility Covenants” below.

BTG Credit Facilities

On the Refinancing Date, Procaps S.A., the Company and all material subsidiaries of the Company entered into (a) an Amended and Restated Credit Facility (Modificación Integral al Contrato de Crédito) (the “A&R BTG Cayman Agreement”) with Banco BTG Pactual S.A. – Cayman Branch (“BTG Cayman”), amending and restating its existing credit line with BTG Cayman in an original maximum amount of US$19,000,000.00 (of which US$14,777,777.78 was outstanding as of the Refinancing Date), and (b) an Amended and Restated Credit Facility (Modificación Integral al Contrato de Crédito) (the “A&R BTG Colombia Agreement” and, together with the A&R NPA, the A&R Club Agreement and the A&R BTG Cayman Agreement, the “Senior Secured Facilities”) with Banco BTG Pactual Colombia S.A. (“BTG Colombia” and, together with the Noteholders, Bancolombia, Davivienda and BTG Cayman, the “Senior Secured Creditors”), amending and restating its existing credit line with BTG Colombia in an original maximum amount of COP$36,000,000,000.00 (of which COP$14,400,000,000.00 was outstanding as of the Refinancing Date).

The obligations under the A&R BTG Cayman Agreement and the A&R BTG Colombia Agreement are senior secured obligations of Procaps S.A. and unconditionally guaranteed by the Company and all of its material subsidiaries. The A&R BTG Cayman Agreement and the A&R BTG Colombia Agreement (and the other Senior Secured Facilities) are secured, on a pari passu basis, by substantially all assets of Company and all of its material subsidiaries (including Procaps S.A.).

The loans under the A&R BTG Cayman Agreement and the A&R BTG Colombia Agreement bear no interest prior to January 1, 2027, and provide for an amortization schedule that commences on March 31, 2028, with amortization payments of approximately US$2 million (or equivalent) per quarter in 2028, approximately US$4 million (or equivalent) per quarter in 2029, and all other amounts due upon final maturity of the loans on December 31, 2029. Interest shall accrue from January 1, 2027 at a rate equal to, in respect of the A&R BTG Colombia Agreement, the Colombian Central Bank’s reference rate (for a three-month tenor) plus 4.00%, and in respect of the A&R BTG Cayman Agreement, SOFR (for a three-month tenor) plus 3.50%.

The loans under the A&R BTG Cayman Agreement and the A&R BTG Colombia Agreement may be prepaid, in whole or in part, without premium or penalty. Procaps S.A. may be required, upon the occurrence of certain events, to make certain mandatory prepayments prior to the maturity date of the A&R BTG Cayman Agreement and the A&R BTG Colombia Agreement.

Table of Content

In connection with the entry into the A&R BTG Cayman Agreement, BTG Cayman has the option to receive an aggregate total of 16,936,401 ordinary shares of the Company, at its election prior to the expiration of the election period contained within the A&R BTG Cayman Agreement. In connection with the entry into the A&R BTG Colombia Agreement, BTG Colombia has the option to receive an aggregate total of 4,005,583 ordinary shares of the Company, at its election prior to the expiration of the election period contained within the A&R BTG Colombia Agreement.

For a description of the covenants under the A&R BTG Cayman Agreement and the A&R BTG Colombia Agreement, see “Senior Secured Facility Covenants” below.

Senior Secured Facility Covenants

The Senior Secured Facilities contain covenants substantially similar to those set forth in the Original NPA and the Original Club Agreement, including change-of-control provisions and certain customary affirmative and negative covenants and events of default. In addition, the Senior Secured Facilities require the Company to comply with the following financial covenants: (i) consolidated EBITDA of the Company may be no less than US$25,000,000 for the twelve-month period ending March 31, 2026, US$30,000,000 for the twelve-month period ending June 30, 2026, US$35,000,000 for the twelve-month period ending September 30, 2026 and US$40,000,000 for the twelve-month period ending December 31, 2026; (ii) beginning with the quarter ending March 31, 2027, the ratio of consolidated total debt of the Company to consolidated EBITDA of the Company for the last twelve months as of each date below may not exceed the following:

Fiscal Quarter Ending	Consolidated Total Indebtedness to Consolidated EBITDA
March 31, 2027	5.00:1
June 30, 2027	5.00:1
September 30, 2027	4.50:1
December 31, 2027	4.50:1
March 31, 2028	4.25:1
June 30, 2028	4.25:1
September 30, 2028	4.00:1
December 31, 2028	4.00:1
March 31, 2029	4.00:1
June 30, 2029	3.75:1
September 30, 2029	3.75:1
December 31, 2029	3.50:1

and (iii) beginning with the quarter ending March 31, 2027, the ratio of consolidated EBITDA of the Company to consolidated interest expense of the Company for the last twelve months as of each date below may not be less than the following:

Fiscal Quarter Ending	Consolidated EBITDA to Consolidated Interest Expense
March 31, 2027	2.00:1
June 30, 2027	2.00:1
September 30, 2027	2.25:1
December 31, 2027	2.25:1
March 31, 2028	2.25:1
June 30, 2028	2.25:1
September 30, 2028 and each fiscal quarter end thereafter	2.50:1

Table of Content
The Senior Secured Facilities also contain covenants that, among other things, restrict, subject to certain exceptions, the ability of the Company, Procaps, S.A. and the other obligors thereunder to change lines of business; incur additional secured indebtedness; permit subsidiaries to incur additional indebtedness; sell or transfer title to operating assets; pay dividends and distributions; engage in mergers and consolidations; create liens on assets; guarantee, indemnify or assume the liabilities of third parties; change our fiscal year reporting; or engage in certain transactions with affiliates. In addition, the Senior Secured Facilities contain a covenant that incorporates into the each Senior Secured Facility any more restrictive financial, affirmative or negative covenants, information reporting requirements or events of default from any other Senior Secured Facility or any working capital facility permitted under the terms of the Senior Secured Facilities. For purposes of the Senior Secured Facilities, EBITDA is calculated consolidated net income for such period plus (i) consolidated net interest expense, (ii) provision for federal, state, local and foreign taxes, (iii) depreciation and amortization, (iv) extraordinary or non-recurring charges, expenses or losses, (v) other non-cash charges, expenses or losses, (vi) non-cash stock option and other equity-based compensation expenses, (vii) fees and expenses relating to the Senior Secured Facilities, (viii) any net loss for such period attributable to the early extinguishment of indebtedness or to hedging obligation or other derivative instruments, (ix) any net loss from disposed abandoned or discontinued operations, and (x) the amount of any fees and expenses incurred or any amortization thereof in connection with any acquisition, investment, recapitalization, disposition, issuance or repayment of indebtedness or issuance of equity interests, refinancing transaction or amendment or other modification of any debt instrument and any charges or non-recurring merger costs.

Pari Passu Intercreditor Agreement

Also on the Refinancing Date, Procaps S.A. , the Company and all material subsidiaries of the Company entered into that certain Pari Passu Intercreditor Agreement (the “Intercreditor Agreement”) with the Senior Secured Lenders and GLAS AMERICAS LLC, as collateral agent (the “Collateral Agent”). The Intercreditor Agreement governs the relative rights of the Senior Secured Creditors and, among other things, restricts the actions permitted to be taken by the Collateral Agent on behalf of the Senior Secured Creditors with respect to the collateral securing the Senior Secured Facilities.

The foregoing description of the Intercreditor Agreement is only a summary and is qualified in its entirety by reference to the full text of the Intercreditor Agreement, which is filed as Exhibit 4.41 to this Annual Report.

B. BUSINESS OVERVIEW
Overview:
Founded in 1977, we are a leading integrated healthcare and pharmaceutical company that develops and manufactures pharmaceutical and nutraceutical solutions, medicines, and hospital supplies. We have a direct presence in 13 countries -Bolivia, Brazil, Colombia, Costa Rica, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Panama, Peru, and United States and customers located in over 50 countries. We currently have nearly 5,000 employees working under our sustainable model.
Our business model focuses on four strategic cornerstones to drive growth. First, we have state-of-the-art manufacturing capabilities that allow us to provide innovative delivery technologies. Our corporate culture focuses on innovation and R&D, which has enabled us to offer extensive scientific expertise with a team of scientists, technicians and skilled personnel, allowing us to develop an average of over 150 new products per year over the last three years. Second, our regional footprint and vertical integration enables organic growth opportunities and synergies. We currently operate six manufacturing facilities in Latin America, including the first FDA-approved pharmaceutical plant in South America and Central America, and our first U.S.-based Softgel production facility and R&D center, which began operations in May 2022 and sell and distribute products to over fifty distinct markets. Third, our Rx and OTC pharmaceutical product portfolio is driven by our proprietary delivery systems, allowing us to focus on the development and sale of high-growth and premium pharmaceutical products which we believe are subject to less pricing pressures when compared to more generic pharmaceutical products. Finally, we have an extensive track record of developing new businesses and growing via mergers and acquisitions, which is evidenced by the development of one of our in-house business incubation, Diabetrics, which took place in 2015, and several successful acquisitions throughout Latin America (including the acquisitions of Rymco S.A., Laboratorios Lopez and Biokemical S.A. de C.V.) which took place between 2012 and 2016. On September 29, 2021, we consummated the Business Combination with Union, which resulted in our Ordinary Shares and warrants being listed on the Nasdaq Global Market on September 30, 2021 under the symbols “PROC” and “PROCW”, respectively.

Table of Content
We are primarily engaged in developing, producing and marketing pharmaceutical solutions consisting of the following four products and services categories: (i) iCDMO, (ii) Rx pharmaceutical products, (iii) OTC products, and (iv) Diabetrics. For more information, see “—Products and Services” below.
Our Strengths and Competitive Advantages
Innovation in Delivery Systems. We are one of the leading global providers of advanced delivery technologies and development and manufacturing solutions for pharmaceutical and consumer health products. In particular, we are the number one Softgel manufacturer in Latin America and top three in the world in terms of Softgel production capacity and market share, according to an independent third-party industry analysis report of 2023. We have extensive expertise in developing and manufacturing Softgel capsules and related dosage forms as evidenced by our development of an average of over 150 new products per year over the last three years. Our innovative oral delivery mechanisms allow us to transform branded generics into differentiated products for the pharmaceutical market. For more information, see “–– Research and Development” and “–– Intellectual Property” below.
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
Specialized Facilities. Our state-of-the-art facilities are segregated and highly adaptable, enabling Procaps to undertake the manufacturing of highly complex products. Our manufacturing facilities include the first FDA-approved Rx pharmaceutical plant in South and Central America and one of only five hormonal Softgel plants in the world. Additionally, our manufacturing facilities are certified, where required, by several regulatory entities including the FDA, Health Canada, MHRA, TGA, Invima, Digemid, Cofepris and ISO. For more information, see “––Manufacturing and Distribution—Manufacturing Facilities” below.
Integration into Clients’ Value Chain. We strive to be part of our customers’ value chain by adapting to their logistics’ processes by adopting and integrating with our customers’ manufacturing resource planning software and other processes. For more information, see “—Manufacturing and Distribution—Distribution and Logistics” below.

Recent Developments
Changes in Board of Directors

On August 29, 2023 Mr. Alejandro Weinstein resigned from the Board of Directors, effective immediately. On October 23, 2023, the Board of Directors appointed Sandra Sánchez y Oldenhage by co-option as a Director to fill the vacancy on the Board resulting from Mr. Weinstein´s resignation, effective immediately and for a period ending at the Company’s annual general meeting of shareholders for the fiscal year ended December 31, 2023.

On June 28, 2024, Mr. Ruben Minski announced his resignation from his role as Executive Chairman of the Board, effective June 30th. The Board of Directors has appointed Mr. José Minski by co-option, a member of the Board and Chair of the M&A Committee, as the new Chairman of the Board. Mr. Ruben Minski continued to serve as a member of the Board of Directors until his resignation therefrom on October 8, 2024.

On December 16, 2024, the Company held (i) an extraordinary general meeting of shareholders (the “Extraordinary Meeting”) and (ii) immediately following the Extraordinary Meeting, an annual general meeting of shareholders (the “Annual Meeting”). The Company’s shareholders approved and adopted all matters submitted to them at both the Extraordinary Meeting and the Annual Meeting as further described below.
•At the Annual Meeting, the shareholders approved the resolution to confirm the mandate as member of the Board of Directors of Ms. Sandra Sanchez y Oldenhage, in replacement of Mr. Alejandro E. Weinstein, with

Table of Content
effect as of October 23, 2023 and for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ended December 31, 2023 (which corresponds to the duration of mandate of Mr. Alejandro E. Weinstein)
•At the Annual Meeting, the shareholders approved the resolution acknowledging the resignation of Ms. Sandra Sanchez y Oldenhage from her mandate as member of the Board of Directors with effect as of the date of the Annual Meeting.
•At the Annual Meeting, the shareholders approved the resolution acknowledging the resignation of Mr. Kyle P. Bransfield from his mandate as member of the Board of Directors with effect as of the date of the Annual Meeting.
•At the Annual Meeting, the shareholders approved the resolution acknowledging the resignation of Mr. Luis Fernando Castro from his mandate as member of the Board of Directors with effect as of the date of the Annual Meeting.
•At the Annual Meeting, the shareholders approved the resolution to confirm the mandate as member of the Board of Directors of Mr. Roberto Albisetti, in replacement of Mr. Ruben Minski, with effect as of October 28, 2024 and for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ended December 31, 2023 (which corresponds to the duration of mandate of Mr. Ruben Minski).
•At the Annual Meeting, the shareholders approved the resolution acknowledging the resignation of Mr. Roberto Albisetti from his mandate as member of the Board of Directors with effect as of the date of the Annual Meeting.
•At the Annual Meeting, the shareholders approved the resolution to renew the mandate of Mr. Alberto Eguiguren Correa as member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.
•At the Annual Meeting, the shareholders approved the resolution to renew the mandate of Mr. José Minski as member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.
•At the Annual Meeting, the shareholders approved the resolution to renew the mandate of Mr. David Yanovich as member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.
•At the Annual Meeting, the shareholders approved the resolution to appoint Mr. Nicolas A. Weinstein as new member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.
•At the Annual Meeting, the shareholders approved the resolution to appoint Mr. Alejandro E. Weinstein as new member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.
•At the Annual Meeting, the shareholders approved the resolution to appoint Mr. Ernesto Carrizosa as new member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024
•At the Annual Meeting, the shareholders approved the resolution to appoint Mr. Jose Frugone Domke as new member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

On December 17, 2024, Mr. David Yanovich notified the Board of Directors of the Company (the “Board”) of his resignation as a director of the Board and as a member of any committee of the Board on which he was a member, effective immediately.

On January 10, 2025, the Board of Directors appointed Mr. Jorddy Antonio Pérez Galindo by co-option as a Director of the Board, to fill the vacancy on the Board created by Mr. David Yanovich’s resignation from the Board effective as of December 17, 2024, for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ended December 31, 2024 (which corresponds to the duration of the mandate of Mr. Yanovich). The Board also appointed Mr. Pérez Galindo as Chairman of the Audit Committee of the Board, succeeding Mr. Jose Frugone Domke as Chairman of the Audit Committee and Mr. Alberto Eguiguren as a member of the Audit Committee. As of January 10, 2025, the members of the Audit Committee are Mr. Pérez Galindo (Chairman), Mr. Frugone Domke and Mr. Ernesto Carrizosa.

On January 17, 2025, Mr. Jose Minski notified the Board of Directors of his resignation as a Director of the Board, effective upon the appointment of Mr. Minski’s successor. Mr. Minski’s resignation became effective on January 17, 2025 upon the appointment of Mr. Roberto Albisetti, as described below.

Table of Content
On January 17, 2025, the Board appointed Mr. Roberto Albisetti by co-option as a Director of the Board, to fill the vacancy on the Board created by Mr. Jose Minski’s resignation from the Board effective as of January 17, 2025, for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ended December 31, 2024 (which corresponds to the duration of the mandate of Mr. Minski).

On April 18, 2025, Mr. Ernesto Carrizosa notified the Board of Directors of his resignation as a Director of the Board and of the Compensation Committee, the Audit Committee and the Mergers and Acquisitions Committee of the Company, effective on such date.

On April 19, 2025, Mr. Roberto Albisetti notified the Board of Directors of his resignation as a Director of the Board of Directors of the Company, effective as of April 21, 2025.

On May 8, 2025, the Board of Directors of the Company appointed (i) Mr. Carlos Garcia Iragorri by co-option as a Director of the Board, to fill the vacancy on the Board created by Mr. Roberto Albisetti's resignation from the Board and for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ended December 31, 2024 (which corresponds to the duration of mandate of Mr. Roberto Albisetti) and (ii) Mr. Manuel José Vial Claro by co-option as a Director of the Board, to fill the vacancy on the Board created by Mr. Ernesto Carrizosa's resignation from the Board and for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ended December 31, 2024 (which corresponds to the duration of mandate of Mr. Ernesto Carrizosa).

On July 14, 2025, the Board of Directors appointed Mr. Fernando Moreira Muniz and Mr. Carlos Romero-Camacho as Directors of the Board, to fill the vacancies on the Board created by Mr. Jose Frugone Domke and Mr. Jorddy Antonio Pérez Galindo’s resignation from the Board, each effective as of July 14, 2025, for a period ending at the next annual general meeting of shareholders approving the annual accounts (which corresponds to the duration of the mandate of Mr. Jose Frugone Domke and Mr. Jorddy Pérez Galindo).

CEO Succession Planning
As previously reported, on February 13, 2023, Procaps Chief Executive Officer at the time, Ruben Minski, announced his expectation to transition from his role as CEO to Executive Chairman of the Company in early 2024. The Nominating Committee of the Board led the succession planning process and formed a search committee to proactively manage the selection and transition process. Mr. Minski worked with the rest of the Board to ensure the successful identification of a successor CEO.
On November 22, 2023, pursuant to the previously reported succession planning, the Company appointed Jose Antonio Vieira as the new Chief Executive Officer, effective January 15, 2024.

On January 29, 2025, the Board of Directors appointed Ms. Melissa Angelini and Dr. Camilo Camacho as the Company’s Interim Co-Chief Executive Officers (and principal executive officers), effective immediately. Ms. Angelini and Dr. Camacho succeed Mr. Jose Antonio Vieira, who notified the Board on January 28, 2025 of his resignation as Chief Executive Officer of the Company.

On July 25, 2025, the Board of Directors notified Dr. Camilo Camacho that he was relieved of his duties as Interim Co-Chief Executive Officer of the Company, effective immediately.

On July 25, 2025, the Board of the Company appointed Mr. Luis Palacios as Chief Commercial Officer of the Company.

Ms. Angelini transitions to Interim Co-Chief Executive Officer from her current role as Vice President of Finance and Investor Relations at the Company. Ms. Angelini is a seasoned executive with over 18 years of experience in capital markets, corporate finance, and investor relations within healthcare and pharmaceutical industries. Ms. Angelini has extensive experience with clients in Latin American countries including Brazil, Mexico, Argentina, Uruguay, Chile, Colombia and Peru, leading financial transactions and capital markets initiatives. Prior to Procaps, Ms. Angelini served as Innovation & Investor Relations Officer at Blau Farmacêutica, a Brazilian multinational pharmaceutical company, where she led the IPO at B3 in Brazil, and as LATAM Head of Alliance Management & Investor Relations at GBT Grupo Biotoscana, where she co-led the company’s 2017 dual listing IPO, in Brazil and Luxembourg, and played a key role in its eventual acquisition by Knight Therapeutics. Ms. Angelini received a B.S. in International Relations from Universidad de Palermo and is currently pursuing an Executive MBA at Kellogg School of Management.

Table of Content
Strategic Committee
As previously reported, on March 4, 2023, the Company announced that it is conducting a process to explore strategic alternatives to maximize shareholder value. As part of this process, the Company plans to consider a wide range of options, all to accelerate growth and optimize shareholder value.

The Company has retained BTG Pactual, a leading Latin American Investment Bank, to explore these alternatives over the next few quarters and it has also formed a 2-person Strategic Committee, led by Jose Minski and Alejandro Weinstein, both meaningful shareholders of Procaps, with a long track record of creating value together across multiple platforms via M&A. This committee was formed in order to create total alignment and common objectives between majority and minority shareholders and will have full authority to make recommendations to the Board of Directors for their approval. This committee is no longer operating as of the date of publication of this report.

Credit Agreement
On August 16, 2023, the Company, Procaps SA., a subsidiary of the Company, as borrower (the "CA Borrower"), and the subsidiary guarantors party thereto (collectively with the Company, the "CA Guarantors", and collectively with the Borrower and Company, the "CA Obligors") entered into a Credit Agreement (Contrato de Crédito) (the "Credit Agreement") with Bancolombia S.A. and Banco Davivienda S.A., as lenders.

The Credit Agreement provides for a loan of up to COP$247,817,751,759.49 (approximately USD 64 million) (the “CA Loan”). The proceeds of the CA Loan were used exclusively for the prepayment of existing indebtedness of the Company and its subsidiaries, including full repayment of borrowings made under the Syndicated Loan described below. The Credit Agreement provides for a term of eight years, and interest accrues thereunder at a rate equal to the Colombian Central Bank’s reference rate (for a three-month tenor) plus 8.50%.

The Credit Agreement contains customary affirmative and negative covenants, including limitations on the ability of the CA Obligors and the CA Obligors’ subsidiaries to incur additional debt, guarantee other obligations, grant liens on assets, make investments or acquisitions, dispose of assets, pay dividends or other payments on capital stock, make restricted payments, engage in mergers or consolidations, engage in transactions with affiliates, and enter into certain restrictive agreements.

The Credit Agreement also requires the CA Obligors’ compliance with the following financial covenants, each measured on a trailing twelve-month basis on the final day of each fiscal quarter of the Company: (i) a consolidated debt to consolidated EBITDA ratio of no greater than 3.50:1:00 (other than for the twelve-month period ended September 30, 2023, for which the ratio shall be no greater than 4.30:1.00); and (ii) a ratio of consolidated EBITDA to consolidated interest expense of greater than 3.00:1.00 (other than for the twelve-month period ended September 30, 2023, for which the ratio shall be greater than 1.90:1.00). Additionally, the CA Obligors (other than the Company) are required to maintain combined total assets and combined EBITDA equal to no less than 80% of the Company’s consolidated EBITDA and consolidated total assets, respectively, as of June 30 and December 31 of each year.

The CA Borrower may voluntarily prepay the CA Loan, in whole or in part, subject to certain prepayment premiums. The CA Borrower may be required, upon the occurrence of certain events, to make certain mandatory prepayments prior to the maturity date of the CA Loan.
For additional information with respect to the Credit Agreement, please see Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
Certain Debt Waivers
As previously reported, on March 31, 2023, we entered into the Waiver Agreement (the “NPA Waiver Agreement”), by and among, the Company, in its capacity as the parent guarantor, Procaps S.A., in its capacity as the issuer of the Senior Notes, the subsidiary guarantors named therein, and each of the holders (the “Noteholders”) of the Senior Notes relating to NPA.

The applicable parties under the waivers waived (i) our noncompliance with certain financial ratio covenants under the Note Purchase Agreement, and Additional Loan Agreement, as applicable, as of, and for the year ended,

Table of Content
December 31, 2022 In addition, the applicable parties under the waivers agreed to prospectively waive, as applicable, any noncompliance with these certain financial ratio covenants for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023, provided that we meet certain agreed upon adjusted ratio thresholds as specified in each Waiver under the applicable financial ratio covenants.

In December 2023, the applicable parties under the Note Purchase Agreement agreed to extend the waiver solely with respect to the interest covenant ratio through the December 31, 2023 measurement date. Also, in December 2023, the Company and the applicable parties under the Credit Agreement entered into a waiver consistent with the waiver entered into in December 2023 with respect to the Note Purchase Agreement described above, waiving noncompliance with the interest ratio covenant under the Credit Agreement as of the December 31, 2023 measurement date.

In March 2024, the applicable parties under the Note Purchase Agreement and Credit Agreement each entered into waivers consistent with those described above, preemptively waiving noncompliance with the applicable interest ratio covenant as of March 31, 2024.
For additional information with respect to the Waivers, please see Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources” and the sections "Internal Investigation and Delisting", "November 2024 Convertible Note Financing" and "March 2025 Financing and Restructuring", within the Item 4.A. "History and Development of the Company".

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
New product sales for the year ended December 31, 2023 totaled $117.1 million in net revenues, accounting for approximately 27.6% of our net revenue for the period, and for the year ended December 31, 2022, totaled $111.0 million in net revenue, accounting for approximately 27.5% of our net revenue for the period.

Table of Content
The table below sets forth the number of new product applications, and of applications of certain products developed that have not yet been commercialized, that have been approved per jurisdiction and regulatory agency for the years ended December 31, 2023, 2022 and 2021.

	Number of product applications approved for the year ended December 31,
Jurisdiction/Regulatory Agency	2023	2022	2021
Aruba (Drug Registration Committee)	0	0	1
Bolivia (AGEMED)	3	14	7
Brazil (ANVISA)	1	0	0
Colombia (INVIMA)	31	24	29
Costa Rica (Health Ministry)	7	6	3
Ecuador (ARSCA)	8	30	8
El Salvador (SRS)	12	21	20
Guatemala (Ministry of Public Health and Social Assistance)	18	24	32
Honduras (ARSA)	26	26	20
Mexico (COFEPRIS)	4	1	0
Nicaragua (Health Ministry)	16	5	4
Panama (National Directorate of Pharmacies and Drugs)	10	16	8
Paraguay (DINAVISA)	5	12	0
Peru (DIGEMID)	16	14	13
Dominican Republic (Health Ministry)	7	5	14
Total	164	198	159
As of December 31, 2023, we had 195 product registrations pending approval. Additionally, as of December 31, 2023, we have 3,027 product registrations approved.
Products and Services
iCDMO — NextGel (Softigel brand)
Our NextGel business segment, operated under our Softigel, Sofgen, Softcaps and Funtrition brands, is the iCDMO arm of Procaps which offers services specializing in development and manufacturing in Softgel and related technologies, and operates globally in the B-to-B market, more specifically in Brazil, Colombia and the United States. We are the top Softgel manufacturer in South and Central America and top five in the world in terms of Softgel production capacity for Rx and OTC products, according to an independent third-party industry analysis report. The iCDMO agreements with our top-tier customers range from five to ten-year terms. Our NextGel business segment has over 130 clients across more than 50 countries and the key products that we manufacture in this segment include Softgel pharmaceutical products such as Advil, Apronax Liquidgels, multivitamins, Vitamin D and Dolex ActivGel.
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

Table of Content
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
Products
The table below sets forth our primary Softigel products by category and the percentage of the NextGel segment’s gross revenue attributed to the sale of such product for the years ended December 31, 2023 and 2022.

		Percentage of NextGel’s gross revenues for the year ended December 31,
Softigel Product	Category	2023	2022
Gummies	Food/Supplements	21%	24%
Advil	Analgesics	9%	10%
Isotretinoin	Skin Care	3%	4%
Progesterone	Hormonal	4%	4%
Umbral	Analgesics	5%	6%

Our NextGel segment launched more than 50 new products in 2023 sustaining the launching pace as in 2022. New products launched under our NextGel segment include, most notably (i) specialty gummies in novel GummieX technology for Olly brand (Unilever Corp), (ii) other key pharma products such as Kyzatrex product extension (prescription testosterone softgel), (iii) prescription Vitamin D3 line extensions; and other OTC products such as, Ogestan Plus (Multivitamin Softgels) and first Softgel Cold&Cough products for P&G under VICK Fort/9 brand.

Table of Content
Marketing and Sales
The table below sets forth our primary customers for our iCDMO Softgel technology, including percentage of sales for the years ended December 31, 2023 and 2022 and average relationship years by category.

	Percentage of NextGel Segment Sales for the year ended December 31,		Average Relationship Years(1)
Category	2023	2022		Selected Clients
Big Pharma(2)	15%	22%	20	Bayer, Abbott, Haleon, P&G, Sanofi,
Regional Pharma(3)	37%	23%	10	Eurofarma, Roemmers, PharmaScience, Liomont, Consilient Health and Hypera Pharma
Large Suppliers(4)	48%	54%	11	Amway, Unilever and Nestlé
(1)Average relationship years is based on revenue weighted average.
(2)Consists of pharmaceutical companies that have a global presence and are among the top 30 worldwide in terms of revenues.
(3)Consists of pharmaceutical companies that have a presence in more than three countries and are among the top 20 in such markets in terms of revenues.
(4)Consists of organizations within the Vitamins, Minerals and Supplements categories that are not pharmaceutical companies.
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
Competition
The market for CDMO services is highly competitive. Our primary competitors in this area include Catalent, Aenova and Patheon. Procaps is the number one Softgel manufacturer in Latin America and top three in the world in terms of Softgel production capacity, according to an independent third-party industry analysis report of 2023.

Table of Content
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
Clinical Specialties is a leading provider of high-complexity care treatments to private institutions in the region. Its diverse product portfolio, targets various in-demand therapeutic areas and develops high-complexity drugs for hospital use such as antibiotic, blood clot, immunosuppressant, oncology and analgesics products.
Products
The table below sets forth our primary Farma Procaps products by category and the percentage of Farma Procaps’ gross revenue attributed to the sale of such product for the years ended December 31, 2023 and 2022.

		Percentage of Farma Procaps’ gross revenues for the year ended December 31,
Farma Procaps Product	Category	2023	2022
Alercet	Antihistamine	8%	5%
Muvett	Gastrointestinal	5%	6%
Gestavit Dha	Feminine Care	5%	6%
Betaduo	Pain	5%	5%
Isoface	Skincare	4%	6%
The table below sets forth our primary Clinical Specialties products by category and the percentage of Clinical Specialties’ gross revenue attributed to the sale of such product for the year ended December 31, 2023 and 2022.

		Percentage of Clinical Specialties’ gross revenues for the year ended December 31,
Clinical Specialties Product	Category	2023	2022
Clenox	Blood clot	32%	43%
Aludel	Oncology	17%	6%
Merobac	Antibiotic	15%	8%
Tapectam	Antibiotic	8%	8%
Clotrimazol	Antifungal	4%	4%

We launched a number of new Rx products during the year ended December 31, 2023, most notably Kinex as a specialty supplement for men´s health, Atreon lyophilized powder, Dol B-Vit and B-Vit prefilled syringe with dual chamber technology, Nasofree for allergies, Ferrotonic and Fortzink for pediatric use, Dexkedol for pain management, and line extension Latanox as a specialty ophthalmic for a dedicated channel through hospitals and clinics, plus additional ophthalmics such as Opticel and Softane.

Table of Content
The table below sets forth the number of Rx drug applications approved per jurisdiction and regulatory agency for the years ended December 31, 2023, 2022 and 2021.

	Number of Rx drug applications approved for the year ended December 31,
Jurisdiction/Regulatory Agency	2023	2022	2021
Bolivia (AGEMED)	1	7	3
Brazil (ANVISA)	1	—	—
Colombia (INVIMA)	16	6	10
Costa Rica (Health Ministry)	3	3	—
Ecuador (ARSCA)	6	10	4
El Salvador (SRS)	5	8	11
Guatemala (Ministry of Public Health and Social Assistance)	7	11	21
Honduras (ARSA)	12	4	9
Nicaragua (Health Ministry)	14	3	—
Panama (National Directorate of Pharmacies and Drugs)	4	8	—
Paraguay (DINAVISA)	4	12	—
Peru (DIGEMID)	12	9	2
Dominican Republic (Health Ministry)	6	4	11
Total	91	85	71
As of December 31, 2023, we had 135 Rx drug applications pending approval.
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

Table of Content
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
Products
The table below sets forth our primary VitalCare OTC products by category and the percentage of the VitalCare’s gross revenue attributed to the sale of such product for the year ended December 31, 2023 and 2022.

		Percentage of VitalCare’s gross revenues for the year ended December 31,
VitalCare Product	Category	2023	2022
Artribion	Pain Relief	16%	19%
Foskrol	Vitamins	8%	8%
Dolofin	Pain	7%	6%
Cerebrofos	Vitamins	5%	4%
Dolonet	Pain	4%	4%

We launched a number of new OTC products during the year ended December 31, 2023 most notably Dolofen Xtra brand extension with a unique Unigel offering for pain management, Vitalogy as a specialty offering for supplements, and Gummivit line extensions.
The table below sets forth the number of OTC drug applications approved per jurisdiction and regulatory agency for the years ended December 31, 2023, 2022 and 2021.

	Number of OTC drug applications approved for the year ended December 31,
Jurisdiction/Regulatory Agency	2023	2022	2021
Aruba (Drug Registration Committee)	-	-	1
Bolivia (AGEMED)	—	—	1
Colombia (INVIMA)	4	2	3
Ecuador (ARSCA)	—	3	1
El Salvador (DNM)	—	7	2
Guatemala (Ministry of Public Health and Social Assistance)	5	1	5
Honduras (ARSA)	6	2	—
Nicaragua (Health Ministry)	1	2	4
Panama (National Directorate of Pharmacies and Drugs)	-	1	-
Total	16	18	17
As of December 31, 2023, we had 15 OTC drug applications pending approval.

Table of Content
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
Diabetrics Solutions
With approximately 1 in every 10 adults living with diabetes worldwide and approximately $1 trillion in global health expenditure spent on diabetes in recent years, we believe our Diabetrics business segment, which is comprised of our Diabetrics brand/business unit, is an attractive regional B-to-C diabetes-focused treatment and management platform that focuses primarily on the Colombian market. It has a unique business model when compared to our competitors, as it aims to cover the full spectrum of needs of patients with diabetes by providing products and services such as blood glucose meters, telemonitoring, Rx oral anti-diabetics products, cosmeceuticals (cosmetics that have medicinal properties for diabetic care), insulin delivery systems and other diabetes solutions.
As part of our Diabetrics segment’s integral product strategy and holistic approach, we offer products in other product categories such as insulin (Glaritus- Glargine Insulin, launched in the beginning of 2021) and supplements (Cromega and Preventia), among others.

Table of Content
Products
The table below sets forth our primary Diabetrics products by category and the percentage of the Diabetrics segment’s gross revenue attributed to the sale of such product for the year ended December 31, 2023 and 2022.

		Percentage of Diabetrics’ gross revenues for the year ended December 31,
Diabetrics Product	Category	2023	2022
Glucoquick(1)	Blood Glucose Monitor	47%	46%
Predial Lex	Rx oral anti-diabetics	8%	10%
Glucoquick Agujas	Insulin Delivery Systems	13%	15%
GMet	Rx oral anti-diabetics	6%	9%
Lipotic	Rx oral anti-diabetics	10%	7%
(1)Includes all Glucoquick blood glucose monitor family products.
We launched Rosuplus for hyperlipidemic patients, as well as line extensions under the Preventia brand.
During the year ended December 31, 2023, we received approval from INVIMA for five Diabetrics products and 14 in other countries. During the year ended December 31, 2022, we received approval from INVIMA for four Diabetrics products and 33 in other countries. During the year ended December 31, 2021, we received approval from INVIMA for six Diabetrics products. As of December 31, 2022, we had 30 Diabetrics products pending approval.
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
Manufacturing Facilities
Our manufacturing facilities include the first FDA-approved Rx pharmaceutical plant in South and Central America and one of only seven hormonal Softgel plants in the world. Additionally, our manufacturing facilities are certified, where required, by several regulatory entities including the FDA, Health Canada, the United Kingdom’s MHRA, Australia’s TGA, Mexico’s Cofepris, Brasil´s Anvisa, Perú´s Digemid and the ISO under its 9000 and 14000 standards.
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

Table of Content
9000 and 14000 standards, the Business Alliance for Secure Commerce and Authorized Economic Operator (Operador Económico Autorizado).
Procaps Barranquilla — Barranquilla, Colombia
Our Procaps Barranquilla manufacturing facility is located in Barranquilla Colombia, with approximately 35,200 square meters of total built area and approximately 8,200 square meters of manufacturing plant floor space. This is our primary manufacturing facility and it was the first FDA-approved Rx pharmaceutical plant in South America and Central America. This facility produces products associated with our Softigel, Farma Procaps and VitalCare brands, including Softgel capsules, hormonal soft capsules, nutritional products, tablets, powders, blisters, liquids, creams and hard capsule products. The installed capacity of this facility is approximately 3 billion units of Softgel, 840 million units of tablets, 100 million units of hormonal products, 90 million units of capsules, and 27 million units of other forms per year.
Our Procaps Barranquilla manufacturing facility is certified by the FDA, Good Manufacturing Practices (Buenas Prácticas de Manufactura, “BPM”), MHRA, Invima, Anvisa, Cofepris, Digemid, Health Canada, Authorized Economic Operator the Business Alliance for Secure Commerce, the Colombian Institute of Technical Standards and Certification (Instituto Colombiano de Normas Técnicas y Certificación, or “ICONTEC”), and ISO under its 9000 and 14000 standard.
Funtrition — Bogotá, Colombia
Our Funtrition manufacturing facility is located in Bogotá, Colombia, on an approximately 2,900 square meter lot, with approximately 1,400 square meters of floor space. This facility produces products associated with our Softigel brand, including nutraceutical gummies, gelatin and Plant-based for OTC products and nutraceuticals. The installed capacity of this facility is approximately 300 tons per year.
Our Funtrition manufacturing facility is certified by INVIMA.
Pharmayect — Bogotá, Colombia
Our Pharmayect manufacturing facility is located in Bogotá, Colombia, on a 18,700 square meter lot, with approximately 13,070 square meters of floor space. This facility produces associated with our Clinical Specialties brand, including syringes, double chamber syringes, injection vials, injection ampoules, sterilized powder products, sterile droppers and lyophilized solid vials. The installed capacity of this facility is approximately 154 million units per year.
Our Phamayect manufacturing facility is certified by BPL, BPM INVIMA, DIGEMID, COFEPRIS and ISO under its 9001-2015 standard and ICONTEC.
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
Procaps SA de CV — El Salvador
Our Procaps SA de CV, which include both the Procaps Salvador, S.A. de C.V. manufacturing plant and Biokemical S.A. de C.V. Pharmaceutical Distributor, located in San Salvador, El Salvador, on an approximately 20,270 square meter lot, with approximately 7,950 square meters of floor space. This facility was acquired as part of Procaps’ acquisition of Laboratorios López and Biokemical S.A. de C.V. in 2014 and currently produces products associated with our Farma Procaps and VitalCare brands, including multiple dosage form products. The installed capacity of this facility is approximately 28 million finished units, about 334 million dosage units per year.

Table of Content
Our Procaps SA de CV manufacturing facility is certified by Regulatory Government Agency of El Salvador (DNM).
Sofgen Facility – West Palm Beach, USA
On December 31, 2021, we completed the acquisition of an 86,000 square feet pharmaceutical production facility located in West Palm Beach, Florida from Strides Pharma, Inc. The facility, which began operations in May 2022, has an annual production capacity of approximately 1.8 billion capsules per year. In addition, this facility also has development and analytical testing capabilities. The primary assets included in the acquisition were several Softgel encapsulation lines, critical support systems, automated packaging line capabilities, as well as development facilities including pilot and scale up capabilities.
Funtrition - Miramar, USA
Our new Funtrition facility will be located in Miramar in the United States and will support iCDMO businesses and reach our U.S. gummies customer base. We have begun construction of the facility on our 6,200 lot and we expect the facility to be completed by the end of 2024. We expect the facility capacity to be approximately 300 tons per year.
Crynssen - Barranquilla, Colombia
Located in a free trade zone, this facility manufactures powder and conditioning primary and secondary packaging of six different pharmaceutical forms. On a 1,600 square meter lot, with approximately 420 square meters of floor space, the facility has an annual production capacity of approximately 20 million finish units per year.
Distribution and Logistics
Our logistics team is centralized by line of business in order to enable us to better capture the synergies of our businesses and maintain our operational focus. They operate throughout all countries in which we have a presence and assist us with the transportation of our products.
We use a network of third-party transportation companies for customized services, which are regulated by INVIMA, ANVISA, the International Air Transport Association (IATA), World Customs Organization (Organización Mundial de Aduanas), the World Trade Organization (WTO), the International Maritime Organization (IMO), the International Chamber of Shipping and other applicable regulatory agencies where we operate.
Our products are stored in self-owned storages in Barranquilla in Colombia, El Salvador and Brazil, and with third-party storage facilities that meet all of the requirements of our products in terms of space and environmental conditions in the different territories in which we operate.
In Colombia, the "CEDI Siberia" distribution center (7,800 sqm), is in the Sabana de Bogota in a privileged logistics area (the distribution centers of a national clients are in this area), has a storage capacity of 7,100 storage positions. Stevedoring, operates 24 hours a day (6x24) and from there we carry out national distriution for the Procaps Colombia, Diabetrics businesses, as well as distribution to the CAN and CASAND markets.
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

Table of Content
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
Research and Development
Our R&D activities are directed primarily toward the development of new products and services, and the improvement of our manufacturing processes and delivery technologies, aiming for better treatment compliance, patient acceptance and physician recommendation.
Our R&D platform is decentralized with research centers in Barranquilla, Colombia, Cotia, Brazil, and West Palm Beach, Florida. We employ over 350 scientists and skilled technicians for R&D and innovation programs. Our main R&D operation is in the city of Barranquilla, Colombia, which employs over 300 scientists and technicians, fully dedicated to R&D and technological innovation.
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
We have applied in Colombia, the United States and certain other countries for registration of a number of trademarks, service marks, and patents, some of which have been registered and issued, and also hold common law rights in various trademarks and service marks. As of December 31, 2023, we have been granted 44 patents and have 45 patents pending approval.

Table of Content
The table below sets forth the product type/technology for which our granted patents relate to, the jurisdiction of registration, the expiration date and the type of patent. None of our patents listed below have been licensed from third parties or have expired.

Product Type/Technology	Type of Patent	Jurisdiction of Registration	Expiry Date
Unigel Technology	Patent	Colombia	18/07/2031
Blefadex Composition	Patent	Costa Rica	30/12/2034
Ribbon Printing (used to print capsules in a continuous process)	Utility Model	Colombia	30/07/2027
Isoface Formulation	Patent	Colombia	24/07/2024
Unigel Technology	Patent	Mexico	18/07/2031
Degassing apparatus for dissolution media in analytical process	Utility Model	Colombia	03/06/2026
Cytogel Process	Patent	Colombia	13/04/2025
Unigel Technology	Patent	Europe	18/07/2031
Unigel Technology	Patent	Colombia	18/07/2031
Ribbon Printing (used to print capsules in a continuous process)	Patent	Canada	30/07/2027
Electronic Dosage Dispensing System	Patent	United States	05/25/2032 Extended under 35 U.S.C.154 (b) by 715 days
Unigel Technology	Patent	United States	18/07/2031
Unigel Technology	Patent	United States	07/18/2031 Extended under 35 U.S.C.154 (b) by 97 days
Unigel Technology	Patent	United States	18/07/2031
Ribbon Printing (used to print capsules in a continuous process)	Patent	United States	07/30/2027 Extended under 35 U.S.C.154 (b) by 694 days
Unigel Technology	Patent	Korea	18/07/2031
Unigel Technology	Patent	Japan	18/07/2031
Blefadex Composition	Patent	Colombia	30/12/2034
Cynclor Project	Patent	United States	29/08/2034
Blefadex Composition	Patent	United States	30/12/2034
Unigel Technology	Patent	United States	18/07/2031
Blefadex Composition	Patent	Japan	30/12/2034
Laboratory-scale encapsulation device	Utility Models	Colombia	28/02/2029
Unigel Technology	Patent	Brazil	18/07/2031
Unigel Technology	Patent	Canada	18/07/2031
Blefadex Composition	Patent	Mexico	30/12/2034
Unigel Technology	Patent	Spain	18/07/2031
Unigel Technology	Patent	Germany	18/07/2031
Unigel Technology	Patent	Switzerland	18/07/2031
Unigel Technology	Patent	France	18/07/2031
Unigel Technology	Patent	United Kingdom	18/07/2031
Unigel Technology	Patent	Italy	18/07/2031
Unigel Technology	Patent	Poland	18/07/2031
Unigel Technology	Patent	Portugal	18/07/2031

Table of Content

Unigel Technology	Patent	Sweden	18/07/2031
Cynclor Project	Patent	United States	29/08/2034
Blefadex Composition	Patent	Brazil	30/12/2034
Capsuwash	Utility Model	Colombia	13/08/2031
Device for Gummies	Utility Model	Colombia	09/11/2031
Pooled Sample	Utility Model	Colombia	28/07/2031
Unigel Technology	Patent	DIV-Brazil	18/07/2031
Unigel Technology	Patent	DIV-Japan	18/07/2031
Blefadex Composition	Patent	Perú	30/12/2034
Unigel DIV (Products)	Patent	Mexico	18/07/2031
The table below sets forth the product type/technology for which our patent applications relate to, the jurisdiction in which the registration was applied for, the application date and the type of patent.

Product Type/ Technology	Type of Patent	Jurisdiction of Registration	Filing Date/ Publication Date
Unigel Technology (Products)	Patent	United States	19/08/2019
Blefadex Composition	Patent	Ecuador	11/23/2016 12/30/2016
Blefadex Composition	Patent	El Salvador	29/06/2017
Blefadex Composition	Patent	Dominican Republic	06/29/2017 06/15/2019
Blefadex Composition	Patent	Guatemala	03/07/2017
Unigel Technology (Two Solid)	Patent	United States	13/02/2019
Unigel Technology (Device for feeding)	Patent	United States	13/02/2019
Unigel Technology (Inclined Pockets)	Patent	United States	13/02/2020
SGC Drying System	Patent	United States	01/14/2021
Face Mask	Patent	United States	30/12/2021
Unigel Products (Diclofenac)	Patent	United States	23/07/2020
Ivermectin Oral Solution	Patent	United States	30/06/2023
Unigel Technology (Prefilling System)	Patent	United States	19/03/2021
Vegan Gummies	Patent	Colombia	10/22/2021
Vegan Gummies	Patent	Australia	14/02/2022
Vegan Gummies	Patent	Europe	03/02/2022
Vegan Gummies	Patent	United States	18/02/2022
Vegan Gummies	Patent	Korea	24/03/2022
Vegan Gummies	Patent	Japan	25/03/2022
Filled Gummies	Patent	United States	07/12/2023
Filled Gummies	Patent	PCT	07/12/2023
Unigel Products (Diclofenac)	Patent	Mexico	20/01/2023
Unigel Products (Diclofenac)	Patent	Colombia	22/02/2023
Unigel Products (Diclofenac)	Patent	Australia	03/02/2023
Unigel Products (Diclofenac)	Patent	Korea	23/02/2023
Unigel Products (Diclofenac)	Patent	Canada	20/01/2023
Unigel Products (Diclofenac)	Patent	Brazil	20/03/2023
Unigel Products (Diclofenac)	Patent	Europe	18/01/2023
Unigel Products (Diclofenac)	Patent	Japan	24/03/2023

Table of Content

Ivermectine SGC	Patent	United States	29/03/2023
Ivermectine SGC	Patent	Colombia	18/04/2023
Ivermectine Oral Solution	Patent	Colombia	18/04/2023
Unigel (Flat Round Tablet Feeding System)	Patent	United States	31/12/2023
Unigel (Flat Round Tablet Feeding System)	Patent	PCT	31/12/2023
Unigel (Prefilling System)	Patent	Colombia	12/10/2023
Aerated Gummies (Air-G and Layer-G)	Patent	United States	11/10/2023
Unigel Technology (Prefilling System)	Patent	Australia	14/09/2023
Unigel Technology (Prefilling System)	Patent	Korea	17/10/2023
Unigel Technology (Prefilling System)	Patent	Europe	10/10/2023
Unigel Technology (Prefilling System)	Patent	Japan	25/09/2023
Unigel Technology (Prefilling System)	Patent	Canada	15/09/2023
Unigel Technology (Prefilling System)	Patent	Brazil	31/10/2023
Unigel Technology (Prefilling System)	Patent	Mexico	30/09/2023
Unigel Technology (Prefilling System)	Patent	China	07/11/2023
Blefadex Composition	Patent	Europe	27/07/2017
Furthermore, as of December 31, 2023, we hold 5,269 trademarks, and 275 pending approval.
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
ESG Commitments and Strategy
We implement a robust combination of processes and compliance mechanisms to ensure the achievement of our ESG objectives. Moreover, we integrate environmental and social considerations into our strategic business decisions, aligning them with the United Nations’ Sustainable Development Goals (SDGs), with a goal to positively impact all our stakeholders, including the communities where we operate.
We believe our long history of operating in an environmentally responsible manner, prioritizing safe and healthy working conditions, and actively engaging with our surrounding communities through various initiatives and volunteer programs that contribute to their well-being evidence our commitment to sustainability.
In the pharmaceutical industry, we strive to enhance value creation by addressing the challenges of developing cost-effective and accessible products for people in the regions we serve, all while minimizing the environmental footprint of our operations. Our ESG strategy is structured around four key pillars:

Table of Content
1.Patients and Society: We are committed to offering an accessible portfolio of innovative, effective, safe, and high-quality healthcare solutions that contribute to the well-being of society. Our focus extends beyond medications to include educational resources and community outreach programs, aiming for a holistic impact on public health

2.People: Human capital lies at the heart of our sustainability efforts. We promote well-being and diversity, fostering a vibrant, innovative culture that encourages personal and professional growth. By creating an inclusive environment where everyone feels valued and heard, we not only elevate the individual but also drive collective success, which strengthens our organization and amplifies our positive impact on the communities we serve.

3.Planet: Our goal is to create a balance between delivering high quality healthcare solutions and acting as responsible stewards of the planet. We are committed to environmental stewardship, striving to minimize the impact of our operations, products, and supply chain. This commitment encompasses greenhouse gases (GHG) emissions mitigation, energy efficiency projects, responsible water usage, and waste management initiatives.

4.Fundamentals: We build a responsible and financially sustainable business supported by a solid governance structure based on best practices and standards, an ethical business culture, and effective risk management. Our commitment to strong governance is underpinned by regular audits, transparent reporting, and a Board of Directors that actively oversees compliance and ethics. We proactively identify and mitigate risks through a comprehensive risk management strategy, ensuring the longevity and resilience of our business.
Workforce ESG Commitments
Our employees are fundamental to the sustainable success of our business and to meeting our stakeholders’ expectations. Their talent and commitment drive our ability to advance our mission of improving the well-being of communities through our innovative healthcare solutions.
We have established a comprehensive framework of policies, practices, programs, and initiatives designed to attract, retain, and engage top-tier professionals, further solidifying the strength of our team. We remain steadfast in our commitment to equality, ensuring all are treated fairly, regardless of gender, ethnicity, or any other protected attributes.
Our practices are designed to adhere to the laws applicable in the workplace. Central to our corporate culture is a commitment to fostering an inclusive work environment that values, respects, and leverages individual differences. We firmly believe that promoting and embracing diversity drives innovation, creativity, and overall well-being, helping us meet our business and sustainability objectives.
Our interactions with employees and other stakeholders are guided by ethical principles and values, as outlined in our Code of Ethics and Conduct, which extends to every country we operate in. Diversity, equity, and inclusion principles are woven into our employee training and policies. We consistently offer training, programs, and benefits that nurture leadership skills and support personal and professional development.
Our commitment to excellence is reflected in our activities and process, which include:
•Each year, we implement a multi-country strategy encompassing various activities and communication efforts to advance gender equality. We undertook various initiatives in three key areas: female leadership, female health, and motherhood support.
•When it comes to recruitment and talent acquisition, our primary focus is on identifying and attracting the best talent, without allowing physical abilities, race, nationality, ethnic background, gender, socioeconomic status, sexual orientation, age, religion, or marital status to be determining factors.
•We provide all new employees with equal access to onboarding training resources.
•To enable equal conditions and enhance well-being within our work team, we implemented the following measures in our manufacturing facilities: i) active participation in all of the company’s medical surveillance programs, occupational welfare initiatives, and promotion and prevention activities, ii) involvement in all labor call processes and corporate procedures, iii) ongoing support from professionals to tailor tasks and functions to employee abilities, iv) regular monitoring of adherence to medical recommendations provided by our health-promoting entity, v) physical adjustments to ensure suitable working environments, vi) integration activities among coworkers, vii) comprehensive support for employees and their families, promoting well-being, recreation, compensation, and recognition activities.

Table of Content
•We foster our employees’ professional growth through a range of educational initiatives, spanning from skill-building courses to sponsoring specialized Ph.D. programs, especially in Colombia, where our largest concentration of R&D professionals is located.
•We conduct a range of training activities throughout the year to enhance our employees’ understanding of product development, and market trends we continued promoting educational initiatives through our Corporate University program, which focuses on six key areas of learning: Corporate DNA, Operational excellence, Business and commercial management, Innovation and development, Leadership and development, and Digital culture.
•Our hiring procedures ensure that all of our employees have equal access to development and promotion opportunities.
•We implemented various programs, some of them in specific regions based on their needs, with the goal of enhancing the productivity, motivation, and overall wellness of both our employees and their families. These programs were based on four pillars of well-being: balance, integration, value, and self-care.
•We strive to provide fair compensation, safe working conditions, and a wide range of employee benefits. Our labor practices are designed to full compliance with regulations related to compensation and working hours.
•We are committed to reducing physical, psychological, and emotional occupational risks and ensuring the safety of our work environments. We conduct regular assessments and risk management procedures across all our locations.
•We are committed to promoting a healthy and safe work environment by complying with occupational health and safety (OHS) standards and environmental programs required by law, including appropriate controls, work procedures, and industrial safety equipment. The safety of all our employees, contractors, and third parties engaged in our operations is a top priority for us.
•Our OHS Management System is a dynamic and inclusive framework, designed with the active participation and consultation of employees at different levels.
Environmental Stewardship and Climate Change
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
In 2022, we began developing our Greenhouse Gas (GHG) Emissions Reduction strategy, using the following established objectives as our guide:

1.Calculate our baseline carbon footprint and benchmark it against similar businesses.
2.Identify opportunities for mitigating greenhouse gas (GHG) emissions.
3.Developing a plan that combines mitigation and offsetting activities to reach carbon neutrality by a determined date.
In 2022, we initiated this process by calculating the carbon footprint of the Procaps Barranquilla facility in Colombia, which has the highest production volume of each of our facilities. The results of this effort were published in our 2021 ESG Report. In 2022, we successfully extended this initiative to encompass all our operational plants in Brazil, El Salvador and the United States. As we expected, we successfully complete the measure and verification processes for GHG emission inventory 2021 and 2022. The results of this effort were published in our 2022 ESG Report. We started the 2023 GHG emissions inventory and we expect to finalize by 2024.

Based on our progress to date, we have identified opportunities for mitigating GHG emissions. As a result we started projects in 2023 while others are under review. Our efforts in Colombia to identify and execute mitigation initiatives include our participation in sectorial programs, such as National Program for Business Management of Climate Change (Programa Nacional Gestión Empresarial del Cambio Climático) of the National Business Association of Colombia (ANDI).

Table of Content
We continue to make progress in identifying opportunities and implementing actions that will assist us in defining our greenhouse gas emissions reduction strategy. These efforts reaffirm our commitment to creating a positive impact and fostering sustainable change for a better future.
Regulatory Matters
The manufacturing, processing, formulation, packaging, labeling, testing, storing, distributing, advertising, and sale of our products and services are subject to regulation by a variety of agencies in the localities in which our products are sold. In addition, we manufacture and market certain of our products in accordance with standards set by various organizations, including the FDA, Health Canada, MHRA, TGA, Digemid, Cofepris, Invima and ISO. We believe that our policies, operations, and products comply in all material respects with existing regulations to which we are subject.
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
Third parties develop and manufacture APIs for use in certain of our pharmaceutical products that are sold in the U.S. and other global markets. API manufacturers typically submit a drug master file to the regulatory authority that provides the proprietary information related to the manufacturing process. In April / 2023, the FDA inspected the manufacturing facilities to evaluate cGMP compliance, and the facilities and procedures must comply with the cGMP, with a favorable result without reporting of deviations (zero 483) guaranteeing that API can be exported to the United States.
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
INVIMA carries out periodic inspections of our facilities, processes and products to verify compliance with cGMP and Good Laboratory Practices in accordance with the regulations established by the World Health Organization (“WHO”) in the Technical Report Series 823 — 32nd Report of the WHO Expert Committee on Specifications for Pharmaceutical Preparations (the “WHO Report 32").

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

Table of Content
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
El Salvador Regulations
Certain of our products are manufactured in our El Salvador manufacturing facilities. DNM is the Salvadorian regulatory agency that is responsible for safeguarding the health of the country’s population through the regulation and surveillance of pharmaceutical, cosmetic, hygienic, chemical products, medical devices and raw materials.
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
(i)increasing the corporate tax rate from 30% to 35% for both domestic and foreign entities, permanent establishments and branches;
(ii)maintaining the rates for the special tax regime and free-trade zones at 20%;
(iii)continuing to limit the amount of turnover tax that taxpayers may claim as a corporate income tax credit to 50% by repealing a previously enacted law change that would have allowed taxpayers to claim 100% of the turnover tax effectively paid as an income tax credit;

Table of Content
(iv)increasing the carry forward period of profits subject to taxation at the corporate level exceeding the profits recorded in the company’s accounting records in the same year, from 5 to 10 years for taxpayers engaged in concession and public-private agreements;
(v)establishing a new normalization tax (i.e., tax amnesty) applicable to income taxpayers that did not declare certain assets or claimed non-existent liabilities for tax purposes, taxing such amounts at a rate of 17%, as of January 1, 2022.; and
(vi)eliminating the value added tax (“VAT”) exclusion for imports of goods with a value of $200 or less that enter Colombia through postal services. The exclusion, however, continues for imports from countries with which Colombia has signed a free trade agreement, by virtue of which the non-collection of VAT has been expressly agreed. For imports from countries with a free trade agreement with Colombia, the exclusion will not apply if the imports are for commercial purposes.
2022 Colombian Tax Reform Bill
On December 13, 2022, the Colombian President Gustavo Petro enacted Law 2277 of 2022 (available in Spanish only), which contains the tax reform proposals previously approved by congress. The purpose of the amendments is to promote equality and social justice, as well as to consolidate adjustments to the tax system. These tax measures include, among other things:
1.Corporate Income Tax (CIT) rate to remain unchanged at 35%. However, a new net tax rate (TDD per its acronym in Spanish) will be introduced, under which Colombian companies, including free trade zone users, will be subject to a minimum 15% effective tax rate, calculated based on financial net profit, in accordance with the OECD Pillar Two global minimum tax rules.
2.CIT rate for qualified FTZ companies to remain at 20% subject to an annual exportation requirement.
3.Certain non-taxable income items, special deductions, exempt income and tax credits to be capped at 3% of the taxpayer’s net income before these detractions.
4.The capital gains tax rate to rise to 15% (from 10%).
5.The tax credit provided in article 256 of the Tax Code for investment in research and development, as determined by the National Council of Science and Technology Tax Benefits, will be increased to 30% (from 25%). However, expenses related to the investment covered by the tax credit no longer will be deductible. The tax credit currently is not covered by the 3% cap on tax benefits, but the increased credit will be subject to the cap.
6.The following non-taxable items to become subject to CIT:
a.Profits on the sale of listed shares on the Colombian Exchange Market (currently available when shares held by a single individual and do not represent more than 10% of the total outstanding shares).
b.Profits on the trading of financial derivatives the underlying assets of which are listed shares, index, funds or collective portfolios.
c.Dividends distributed in shares or capitalization of the revaluation account.
d.The distribution in shares or capitalization of the profits that surpass the threshold of non-taxable income as set out at Sections 48 and 49 of the CTC.
e.Yields from security bonds.
7.ICA (municipal tax) tax to become deductible instead of creditable at 50% against CIT.
8.The following items of exempt incomes to become taxable:
a.Orange economy
b.Productivity incentives for the agricultural industry
c.VIS housing and priority interest

Table of Content
d.New forest plantations
e.River transport services
f.Literary creations, and
g.Cinematography.
9.The mega-investment regime to be repealed.
10.Effective Place of Management rules to broaden to consider day to day activities in Colombia as opposed to testing only the place where decisive and key decisions are taken.
11.A new form of tax presence for non-residents to apply for a significant economic presence in Colombia, subject to revenue threshold, use of co. domains or number of customers in the country. WHT to apply at 20% subject to regulations to define how and when for B2C sales.
12.Dividend tax for non residents to rise from 10% to 20%. The withholding tax rate on dividends paid by Colombian companies to Colombian resident entities out of profits taxed at the corporate level will be increased to 10% (from 7.5%).
13.Dividends received by individuals to be taxed at the general rate of up to 39%.
14.A wealth tax of up to 1% to apply to individuals and non-resident companies who are not CIT filers and provided net equity exceeds over USD 700,000.
15.A tax on single-use plastic products for packing to be introduced. Certain exemptions to apply for waste and the like.
16.A tax on the consumption of ultra-processed sweetened beverages to be introduced.
17.A 10% tax on the consumption of ultra-processed food products with a high content of added sugars, to be introduced.
This information provides an overview of the most significant amendments under the new act. Most changes will enter into force as from the date of enactment of the legislation; however, some changes that alter substantial matters concerning periodic taxes became effective on January 1, 2023, and certain other provisions become effective on a date specified in the legislation.
2023 Colombian Tax Reform Proposal

In 2023, the President of Colombia proposed a tax reform that could have had certain fiscal implications for the Group's entities in Colombia for the years 2024 and 2025. However, as of the date of issuance of these Financial Statements, the initiative was ultimately rejected by Congress and was not implemented; therefore, no fiscal changes or modifications are anticipated in this regard.
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

Table of Content
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
These laws and regulations govern, among other things, air emissions, wastewater discharges, the use, handling, and disposal of hazardous substances and wastes, soil and groundwater contamination. Our manufacturing facilities use, in varying degrees, hazardous substances in their processes.
We believe that our operations are in compliance in all material respects with the environmental regulations applicable to our facilities. Additionally, we are required to comply with IFC’s Performance Standards on Social & Environmental Sustainability, among other requirements. For more information, see “—Corporate Responsibilities and Environmental, Social, and Governance (ESG).”
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
C. ORGANIZATIONAL STRUCTURE
The following diagram reflects a simplified summary of our organizational structure as February 28, 2025:
(1)The diagram above only shows selected subsidiaries of Procaps.
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

Table of Content
A.OPERATING RESULTS
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
Clinical Specialties is a leading provider of high-complexity care treatments to private institutions regionally. Its diverse product portfolio, targets various in-demand therapeutic areas and develops, manufactures and markets personal high-complexity drugs for hospital use such as antibiotics, blood clot, immunosuppressant, oncology and analgesics products.
OTC Product Line
Our OTC product line primarily consists of the VitalCare brand/business unit. VitalCare develops, manufactures and markets OTC consumer healthcare products through an extensive portfolio focused on over eight high-prevalence therapeutic areas (including gastrointestinal, skin care, cough and cold, analgesics, urological, and vitamin, minerals and supplements) at what we believe to be accessible and appealing price points. Our Colmed OTC product line, which is part of our VitalCare business unit, consists of products in the following categories: antibiotics, anti-infective and anti-parasitic. We market and sell our OTC products in Colombia, Costa Rica, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Panama, Peru, and the United States.
Procaps Colombia primarily serves the Colombian market, CAN primarily serves the Honduras, Nicaragua, El Salvador, United States and Guatemala markets, and CASAND primarily serves the Panama, Costa Rica, Ecuador, Dominican Republic, Peru and Bolivia markets.
Diabetrics
Our Diabetrics business segment is comprised of our Diabetrics brand/business unit, and we believe is an attractive regional B-to-C diabetes-focused treatment and management platform that focuses primarily on the Colombian market. It has a unique business model when compared to our competitors, as it aims to cover the full spectrum of needs of patients with diabetes by providing products and services such as blood glucose meters, telemonitoring, Rx oral anti-diabetics products, insulin delivery systems and other diabetes solutions.

Table of Content
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
Going Concern Update
As of December 31, 2022, the Company was in breach of certain of the covenants included under the NPA, the Syndicated Loan and the Additional Loan Agreement. Although none of the lenders declared an event of default under the applicable agreements, these breaches could have resulted in the lenders requiring immediate repayment of the applicable indebtedness and as a result, the Company has classified the respective indebtedness, to current liabilities.

The Group anticipated a breach of the EBITDA interest coverage ratio as of December 31, 2023, under the New Bank Credit Agreement and the Bond Purchase Agreement (“NPA”). Accordingly, in December, the Group entered into incremental waivers with the lenders under both the New Bank Credit Agreement and the NPA (“Incremental Waivers”) to adjust the EBITDA interest coverage ratio for the period ending December 31, 2023. The Group complied with the adjusted EBITDA interest coverage ratio under the Incremental Waivers as of December 31, 2023.

The Group also anticipated the need for additional future waivers to allow sufficient time to remedy the breach (i.e., projections indicated a potential non-compliance with the same covenants throughout 2024). Therefore, the Group entered further waivers with the lenders to modify the applicable covenant ratios for the period ending March 31, 2024 (“March 2024 Waivers”).

During Q3 2023, the Group unified the agreements for the purpose of covenant measurement. Upon completion of the Group’s financial results for the year ending December 31, 2023, Management determined that the Group had not complied with the Leverage Ratio covenant set forth in the NPA and the New Bank Credit Agreement. As of December 31, 2023, the Group did not certify compliance with the covenants, as financial statements had not yet been issued.

In 2024, following the unification of agreements mentioned in Q3 2023, both Club Deal and BTG included payment commitments, of which those corresponding to Q1 and Q2 were duly settled. However, in Q3 2024, the Group

Table of Content
experienced an adverse liquidity situation that resulted in a missed payment. In response, the Group initiated a debt renegotiation process. Toward the end of 2024, the Group entered negotiations with its shareholders, resulting in a loan of USD 40 million, which was structured as a convertible instrument, granting the option to convert the debt into equity.

In April 2025, the negotiations regarding the NPA, BTG (both the COP- and USD-denominated tranches), and Club Deal agreements were concluded. These negotiations resulted in revised interest rates, extended amortization schedules, and enhanced collateral packages.

In November 2024, a Master Termination and Release Agreement was executed between the Family Group and Procaps, reflecting the Parties’ mutual intention to terminate all obligations that any entity within the Procaps Group might owe, be required to pay, or otherwise perform in favor of any individual or entity of the Family Group and its Affiliates, arising from or related to any of the Existing Agreements, with the exception of those defined as Excluded Agreements (collectively, the “Terminated Obligations”).

Through this agreement, the Parties irrevocably agreed to the full extinguishment of the Terminated Obligations and acknowledged and agreed that such obligations shall have no further force or effect. Accordingly, each member of the Family Group, individually and on behalf of its respective Affiliates, fully and irrevocably releases the Procaps Group from all of the Terminated Obligations.

In April 2025, the Company finalized the capital injection it had been seeking, represented by an investment of USD 130 million. Management believes that the Company is now positioned to stabilize its operations, restore stakeholder confidence, and generate long-term value through operational discipline and a renewed strategic focus.

The Company also completed a comprehensive debt restructuring agreement with its principal creditors. The agreement covers approximately USD 190 million in liabilities and includes extended maturities and revised payment terms designed to improve cash flow in the short and medium term.

The Group has assessed its ability to meet expected cash disbursements and has prepared a cash flow projection. Based on this assessment, the Company expects to have sufficient liquidity to support its operations, planned capital expenditures, and debt service requirements.

Management identified events and conditions which cast significant doubt on the Group´s ability to continue as a going concern. To mitigate the impact of the events and conditions that gave rise to material uncertainty, Management has identified specific opportunities for revenue growth and gross margin improvement. Revenue growth initiatives include the diversification of the customer base for the Nextgel business line, the commencement of manufacturing operations at the Florida-based Nextgel facility with production of gummies and softgel capsules targeted for the U.S. and Canadian markets, and the launch of new products across all operating regions.

Finally, the Management has assessed the Group’s capital structure, its ability to operate in the ordinary course of business for the foreseeable future, and its capacity to meet financial obligations over the twelve months following the reporting date. While Management acknowledges the existence of material uncertainty, it believes that the combination of revenue growth initiatives, gross margin improvement measures, the ability to obtain additional waivers, the successful renegotiation of loan terms and the successful equity transaction will enable the Group to meet its financial commitments and support its growth strategy.

Accordingly, Management believes that the Group will be able to successfully implement these plans and has therefore prepared the consolidated financial statements on a going concern basis. As a result, the consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets, the amounts or classification of liabilities, or any other adjustments that might be necessary should the Group be unable to continue as a going concern.

Restatement Background

As disclosed in a press release and Form 12b-25 filed with the Securities and Exchange Commission by the Company, each on May 1, 2024, the Company announced that it was in the process of conducting an investigation initiated by the Audit Committee of the Board of Directors of Procaps with the assistance of independent legal and forensic

Table of Content
accounting advisors, into matters relating to the Company’s historical accounting treatment and associated financial statement disclosures "the Independent Investigation”.

As disclosed in a Form 6-K filed with the SEC by the Company on July 10, 2024, on July 3, 2024, the Company received a letter from its auditor, Deloitte & Touche S.A.S., stating that it had withdrawn its audit report regarding the Company’s consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022, issued on May 12, 2023 (which financial statements are contained in the Company’s annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on May 12, 2023) because the auditor could no longer continue to rely on representations made by the Company’s management representations letters, including with respect to management’s representations that all related party transactions had been disclosed.

During the course of the Independent Investigation, in October 2024, the Audit Committee reported to the Board certain interim findings relating to additional historical related party, intercompany and other transactions, certain of which were with the awareness and/or at the direction of, senior management of the Company at the time, that involved or appeared to involve accounting errors, misstatements and/or actions or omissions by Company management and employees.

In light of the discovery of such additional transactions during the Independent Investigation and related accounting issues, on October 7, 2024, the Board, upon the recommendation of the Audit Committee, determined that the Financial Statements, and each as included in any reports, presentations or similar communications of the Company’s financial results, should no longer be relied upon. Accordingly, the Audit Committee determined that a restatement was required for the financial statements as of December 31, 2022 and January 1, 2022, and for the years ended December 31, 2022 and 2021 "the Restatement".

The Note 4. Independent Investigation and Restatement included in the audited annual consolidated financial statements included in this Form 20-F details the adjustments of the Restatement. In addition, the restated financial figures for the fiscal years ended December 31, 2022 and 2021 have been revised for the effects of the restatement in Item 5—Operating and Financial Review and Prospects of this Form 20-F where applicable.

Results of Operations

Comparison of the years ended December 31, 2023 and December 31, 2022

The following table sets forth historical operating results for the periods indicated:

Table of Content

	For the year ended December 31,		Increase/ (Decrease)		For the year ended December 31,		Constant Currency Increase/ (Decrease)
	2023	2022	$ Change	% Change	2023- Constant Currency Adjustment(2)	2023- Constant Currency Basis(2)	$ Change	% Change
	(in thousands of U.S. dollars except percentages)
Net Revenues	423,748	403,203	20,545	5.1%	2,329	426,077	22,874	5.7%
Cost of sales	(185,772)	(168,075)	(17,697)	10.5%	(1,242)	(187,014)	(18,939)	11.3%
Gross profit	237,976	235,128	2,848	1.2%	1,087	239,063	3,935	1.7%
Sales and marketing expenses	(95,068)	(93,007)	(2,061)	2.2%	(491)	(95,559)	(2,552)	2.7%
Administrative expenses	(98,279)	(104,686)	6,407	(6.1%)	(458)	(98,737)	5,949	(5.7%)
Net finance (expenses) income	(26,123)	37,926	(64,049)	(168.9%)
Other income (expenses), net	27,454	(27,622)	55,076	-199.4%	1,233	28,687	56,309	-203.9%
(Loss)/Income before tax	45,960	47,739	(1,779)	(3.7%)
Income tax expense	(5,617)	(11,613)	5,996	-51.6%
Income/ (loss) for the year	40,343	36,126	4,217	11.7%
Adjusted EBITDA(1)	57,896	62,799	(4,903)	-7.8%	1,294	59,190	(3,609)	-5.7%
Contribution Margin(1)	142,908	142,121	787	0.6%	596	143,504	1,383	1.0%
(1)Contribution Margin and Adjusted EBITDA are non-IFRS measures. We include these metrics as supplemental disclosures because we believe they are useful indicators of our operating performance. Contribution Margin and Adjusted EBITDA are well recognized performance measures in the pharmaceutical industry that are frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. However, because Contribution Margin and Adjusted EBITDA are non-IFRS measures and their calculation is not determined in accordance with IFRS, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, our calculation of Contribution Margin and Adjusted EBITDA as presented may not be directly comparable to similarly titled measures by other companies. For more information on Contribution Margin, Adjusted EBITDA and other non-IFRS financial measures, please see “—Non-IFRS Financial Measures” below.
(2)As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We calculate constant currency by calculating year-end period results (year ended December 31, 2023) using prior-period (year ended December 31, 2022) foreign currency exchange rates. Results on a constant currency basis, as we present them, may not be comparable to similarly titled

Table of Content
measures used by other companies and are not measures of performance presented in accordance with IFRS. For more information on constant currency adjustments, please see “—Non-IFRS Financial Measures” below.
Revenue
Procaps recognizes revenue from the sale of pharmaceutical products and licensing revenue. Net Revenues increased by $20.5 million, or 5.1%, from $403.2 million for the year ended December 31, 2022 to $423.7 million for the year ended December 31, 2023. On a constant currency basis, revenue increased by $22.9 million, or 5.7%, to $426.1 million for the year ended December 31, 2023.

The increase in revenue for the year ended December 31, 2023 compared to the year ended December 31, 2022 was primarily due to (i) an increase in demand for our products and services mainly across two strategic business segments, including: an increase of approximately $16.2 million from CASAND, and and increase of approximately $5.5 million from Procaps Colombia; including (ii) an increase of sales for new products of approximately $6.1 million, offset mainly by the decrease in sales of approximately 3.3 million from CAN.
Cost of sales and gross profit
The cost of sales represents the direct costs of producing the goods sold by Procaps, such as cost of the materials and labor directly used to create the goods. Gross profit is net revenues less cost of sales.
Cost of sales increased by $17.7 million, or 10.5%, from $168.1 million for the year ended December 31, 2022 to $185.8 million for the year ended December 31, 2023.
On a constant currency basis, cost of sales increased by $18.9 million, or 11.3%, to $187.0 million for the year ended December 31, 2023.
The increase in cost of sales for the year ended December 31, 2023 compared to the year ended December 31, 2022 was primarily due to higher prices for raw materials and higher sales revenues.
Gross profit increased by $2.8 million, or 1.2%, from $235.1 million for the year ended December 31, 2022 to $238.0 million for the year ended December 31, 2023.
On a constant currency basis, gross profit increased by $3.9 million, or 1.7%, to $239.1 million for the year ended December 31, 2023.
The increase in gross profit for the year ended December 31, 2023 compared to the year ended December 31, 2022 was primarily attributable to higher sales, and offset by higher cost of sales.
Sales and marketing expenses
Sales and marketing expenses include primarily expenses incurred for promotional activities, such as marketing expenses, sales force and logistics expenses. Sales and marketing expenses increased by $2.1 million, or 2.2%, from $93.0 million for the year ended December 31, 2022, which represents approximately 23.1% of revenue for the year ended December 31, 2022, to $95.1 million for the year ended December 31, 2023, which represents approximately 22.4% of the revenue for the year ended December 31, 2023. On a constant currency basis, sales and marketing expenses increased by $2.6 million, or 2.7%, to $95.1 million for the year ended December 31, 2023.
The increase in sales and marketing expenses for the year ended December 31, 2023 compared to the year ended December 31, 2022 was primarily due to increased marketing efforts, with the full return of events and travel efforts, and pre-operative expenses of the Miramar facility.
Administrative expenses
Administrative expenses include costs incurred for administrative and certain corporate departments, such as payroll, power and utilities, and certain legal and professional expenses. Administrative expenses decreased by $6.4 million, or 6.1%, from $104.7 million for the year ended December 31, 2022 to $98.3 million for the year ended December

Table of Content
31, 2023. On a constant currency basis, administrative expenses increased by $5.9 million, or 5.7%, to $98.7 million for the year ended December 31, 2023.
The decrease in administrative expenses for the year ended December 31, 2023 compared to the year ended December 31, 2022 was primarily due to the value creation efforts executed during the year.
Net finance (expense) income
Net finance (expense) income decreased by $64.0 million, or 168.9%, from income of $37.9 million for the year ended December 31, 2022 to an expense of $26.1 million for the year ended December 31, 2023. The decrease in Net finance (expense) income was primarily due to (i) the valuation of shares held in escrow with a net fair value gain of approximately $11.2 million, (ii) the net fair value gain of warrants liabilities of approximately $7.9 million and (iii) the increase of interest expense of approximately $14.3 million due to higher interest rates. In 2022 the net fair value gain related to shares held in escrow was approximately $61.8 million and the net fair value gain of warrants liabilities was approximately $12.2 million. For further details about warranties liabilities and shares held in escrow, please refer to Note 3.8. Financial liabilities and equity instruments, in the Financial Statements.
Other income (expenses), net
Other income (expenses), net include: (i) currency exchange rate differences, (ii) economic emergency contribution expenses, (iii) fines, penalties, and assumed taxes, (iv) donations, (v) listing expenses, (vi) the change in the fair value of the warrant liability, and (vii) other expenses.
Other income (expenses), net increased by $55.1 million, or 199.4%, from an expense of $27.6 million for the year ended December 31, 2022 to an income of $27.5 million for the year ended December 31, 2023. This increase is mainly related to the one-time settlement with third-parties related to certain matters in favor of the Company of approximately $19.3 million. In addition to this, the exchange rate had a net increase of $37.9 million, from an expense of $16.0 million for the year ended December 31, 2022 to an income of $21.9 million for the year ended December 31, 2023.
Income tax expense
Income tax expense includes two components: (i) current tax and (ii) deferred tax. Current tax is calculated based on the tax rate of each jurisdiction. Deferred tax corresponds to the differences generated between the accounting figures and tax figures, which can result in a future income or expense.

Income tax expense decreased by $6.0 million, or -51.6%, from $11.6 million for the year ended December 31, 2022 to $5.6 million for the year ended December 31, 2023. The decrease in income tax expense was primarily due to: (i) a decrease of $3.6 million related to a lower tax of six entities of the Group that lowered their profits or increased their accounting losses in 2023 (ii) a decrease of $1.1 million related to the use of tax benefits that were not previously accrued within the deferred tax asset of Rymco (iii) the decrease of $2.2 million in Procaps Colombia mainly related to the effect of non-realized exchange difference rate, (iv) the recognition of a deferred tax asset of $0.7 million, related to the intragroup transfer of real estate from Rymco to Procaps Colombia and (v) the increase of the profits of 13 entities of Group that consequently increased their tax in $4.0 million. As the previous year, the accounting income effect from the net fair value of the warrants’ liabilities ($7.9 million) and Ordinary Shares held in escrow ($11.2 million), which increased accounting profit, did not have an impact with respect to our current or deferred tax expenses.

Table of Content

Comparison of the years ended December 31, 2022 and December 31, 2021
The following table sets forth historical operating results for the periods indicated:

	For the year ended December 31,		Increase/ (Decrease)		For the year ended December 31,		Constant Currency Increase/ (Decrease)
	2022	2021	$ Change	% Change	2022- Constant Currency Adjustment(2)	2022- Constant Currency Basis(2)	$ Change	% Change
	(in thousands of U.S. dollars except percentages)
Net Revenues	403,203	403,739	(536)	(0.1%)	27,997	431,200	27,461	6.8%
Cost of sales	(168,075)	(173,667)	5,592	-3.2%	(10,192)	(178,267)	(4,600)	2.6%
Gross profit	235,128	230,072	5,056	2.2%	17,805	252,933	22,861	9.9%
Sales and marketing expenses	(93,007)	(80,974)	(12,033)	14.9%	(5,913)	(98,920)	(17,946)	22.2%
Administrative expenses	(104,686)	(83,175)	(21,511)	25.9%	(6,893)	(111,579)	(28,404)	34.1%
Net finance (expenses) income	37,926	(78,839)	116,765	(148.1%)
Other income (expenses), net	(27,622)	(80,985)	53,363	-65.9%	(4,696)	(32,318)	48,667	-60.1%
(Loss)/Income before tax	47,739	(93,901)	141,640	(150.8%)
Income tax expense	(11,613)	(13,091)	1,478	-11.3%
Income/ (loss) for the year	36,126	(106,992)	143,118	(133.8%)
Adjusted EBITDA(1)	62,799	93,240	(30,441)	-32.6%	5,019	67,818	(25,422)	-27.3%
Contribution Margin(1)	142,121	149,098	(6,977)	-4.7%	11,892	154,013	4,915	3.3%
(1)Contribution Margin and Adjusted EBITDA are non-IFRS measures. We include these metrics as supplemental disclosures because we believe they are useful indicators of our operating performance. Contribution Margin and Adjusted EBITDA are well recognized performance measures in the pharmaceutical industry that are frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. However, because Contribution Margin and Adjusted EBITDA are non-IFRS measures and their calculation is not determined in accordance with IFRS, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, our calculation of Contribution Margin and Adjusted EBITDA as presented may not be directly comparable to similarly titled measures by other companies. For more information on Contribution Margin, Adjusted EBITDA and other non-IFRS financial measures, please see “—Non-IFRS Financial Measures” below.
(2)As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if

Table of Content
exchange rates had remained constant period-over-period. We calculate constant currency by calculating year-end period results (year ended December 31, 2022) using prior-period (year ended December 31, 2021) foreign currency exchange rates. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS. For more information on constant currency adjustments, please see “—Non-IFRS Financial Measures” below.
Revenue
Procaps recognizes revenue from the sale of pharmaceutical products and licensing revenue. Revenue decreased by $0.5 million, or 0.1%, from $403.7 million for the year ended December 31, 2021, to $403.2 million for the year ended December 31, 2022. On a constant currency basis, revenue increased by $27.5 million, or 6.8%, to $431.2 million for the year ended December 31, 2022.
The decrease in revenue for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily due to an increase in demand for our products and services across three strategic business segments, including: an increase of approximately $3.4 million from Nextgel, an increase of approximately $9.7 million from CASAND, an increase of approximately 7.3 million from CAN, a decreased of approximately $13,1 from Procaps Colombia and a decreased of approximately $7.8 million from Diabetrics.
Cost of sales and gross profit
The cost of sales represents the direct costs of producing the goods sold by Procaps, such as cost of the materials and labor directly used to create the goods. Gross profit is revenue less cost of sales.
Cost of sales decreased by $5.6 million, or 3.2%, from $173.7 million for the year ended December 31, 2021 to $168.1 million for the year ended December 31, 2022.
On a constant currency basis, cost of sales increased by $4.6 million, or 2.6%, to $178.3 million for the year ended December 31, 2022
The decrease in cost of sales for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily due to the currency devaluation of approximately $10.3 million.
Gross profit increased by $5.1 million, or 2.2%, from $230.1 million for the year ended December 31, 2021 to $235.1 million for the year ended December 31, 2022.
On a constant currency basis, gross profit increased by $22.9 million, or 9.9%, to $252.9 million for the year ended December 31, 2022.
The increase in gross profit for the year ended December 31, 2022 compared to the year ended December 31, 2021 was also primarily attributable to the change of the product mix sold, brand sales during the first half of 2022 of approximately $3.5 million, and an increase of sales of other services of approximately $4.9 million.
Sales and marketing expenses
Sales and marketing expenses include primarily expenses incurred for promotional activities, such as marketing expenses, sales force and logistics expenses. Sales and marketing expenses increased by $12.0 million, or 14.9%, from $80.9 million for the year ended December 31, 2021, which represents approximately 20.1% of revenue for the year ended December 31, 2021, to $93.0 million for the year ended December 31, 2022, which represents approximately 23.1% of the revenue for the year ended December 31, 2022. On a constant currency basis, sales and marketing expenses increased by $17.9 million, or 22.2%, to $98.9 million for the year ended December 31, 2022.
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

Table of Content
Administrative expenses
Administrative expenses include costs incurred for administrative and certain corporate departments, such as payroll, power and utilities, and certain legal and professional expenses. Administrative expenses increased by $21.5 million, or 25.9%, from $83.2 million for the year ended December 31, 2021 to $104.7 million for the year ended December 31, 2022. On a constant currency basis, administrative expenses increased by $28.4 million, or 34.1%, to $111.6 million for the year ended December 31, 2022.
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
Net finance (expense) income
Net finance (expense) income includes certain banking expenses and bank fees, financing interest expenses, interest recognized on the financial liabilities associated with certain put options held by IFC and Hoche, and a one-time loss on the termination of such put options. On the Closing of the Business Combination, the IFC Put Option Agreement and the Hoche Put Option Agreement (both as defined below) were cancelled as part of the Business Combination in exchange for a portion of the Ordinary Shares issued to IFC and Hoche, respectively, in the Exchange. The one-time loss on termination of the Hoche put option in the amount of $35.9 million was recognized in 2021 aligns the carrying value of such put option on the termination date to the fair value of the Ordinary Shares issued. In 2022, interest expense includes an extinguishment loss of $1,600, as a result of the substantially modified terms of the Senior Notes.
Net finance (expense) income decreased by $116.8 million, or 148.1%, from expenses of $78.8 million for the year ended December 31, 2021 to an income of $37.9 million for the year ended December 31, 2022. The decrease in Net finance (expense) income was primarily due to (i) the valuation of shares held in escrow with a net fair value gain of approximately $61.8 million, (ii) the net fair value gain of warrants liabilities of approximately $12.2 million and (ii) the decrease of interest expense of approximately $59.6 million. In 2021 the net fair value gain related to shares held in escrow was approximately $4.5 million and the net fair value gain of warrants liabilities was approximately $5.9 million.
Other expenses, net
Other expenses, net include: (i) currency exchange rate differences, (ii) economic emergency contribution expenses, (iii) fines, penalties, and assumed taxes, (iv) donations, (v) listing expenses, (vi) the change in the fair value of the warrant liability, and (vii) other expenses.
Other expenses decreased by $53.4 million, or 65.9%, from $81.0 million for the year ended December 31, 2021 to $27.6 million for the year ended December 31, 2022. 2021 was affected by the recording of non-cash listing expenses of $73.9 million associated with the deemed listing services received by Procaps from Union, which is the difference between the deemed costs of the Ordinary Shares issued by the Company to Union shareholders in connection with the Business Combination, in excess of the net assets obtained from Union. This was a one-time listing expense. In 2022, other expenses include approximately $16.2 million of foreign exchange and an impairment charge of Rymco S.A. of approximately $6.0 million.
Income tax expense
Income tax expense includes two components: (i) current tax and (ii) deferred tax. Current tax is calculated based on the tax rate of each jurisdiction. Deferred tax corresponds to the differences generated between the accounting figures and tax figures, which can result in a future income or expense.
Income tax expense decreased by $1.5 million, or 11.3%, from $13.1 million for the year ended December 31, 2021 to $11.6 million for the year ended December 31, 2022. The decrease in income tax expense was primarily due to (i) decrease in profits in Colombian companies (-51%) added to optimization of the use of tax credits as well as deferred tax shield with an impact on lower taxes $4.6 million, (ii) increase in profits in Brazil, as well as adjustments in deferred tax, resulting in $1.3 million in higher tax expenses recognized in the period, (iii) Rymco impairment adjustment increase by $1.1 million (iv) tax rate reduction from 30% to 10% in El Salvador, resulting in profits from the sale of intangible assets

Table of Content
of $0.9 million and consolidation adjustments and eliminations of approximately $0.4 million. The accounting income effect from the net fair value of the Warrants’ liabilities ($12.2 million) and Ordinary Shares held in escrow ($61.8 million), which increase accounting profit, did not have an impact with respect to our current or deferred tax expenses.
Results by Segments After Inter-Segment Elimination, Excluding Corporate for the years ended December 31, 2023 and December 31, 2022

	Reportable segments
Results for the year ended December 31, 2023	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics

	(in thousands of U.S. dollars)
Revenue	122,974	147,866	51,498	79,216	22,194
Gross profit	59,285	70,889	36,248	67,466	4,088
Contribution Margin	45,412	42,710	12,595	42,932	(741)

Constant currency basis
Revenue	123,005	148,682	52,956	79,393	22,041
Gross profit	59,566	72,458	36,068	66,558	4,413
Contribution Margin	45,356	44,227	12,466	42,221	(466)

	Reportable segments
Results for the year ended December 31, 2022	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics

	(in thousands of U.S. dollars)
Revenue	122,367	142,290	54,845	62,981	20,720
Gross profit	63,471	72,142	35,156	56,041	8,318
Contribution Margin	50,854	43,393	16,310	28,577	2,987

	Reportable segments
Comparison of results for the years ended December 31, 2023 and 2022	NextGel	Procaps Colombia	CAN	CASAND	Diabetics

	(in thousands of U.S. dollars)
Revenue	607	5,576	(3,347)	16,235	1,474
Gross profit	(4,186)	(1,253)	1,092	11,425	(4,230)
Contribution Margin	(5,442)	(683)	(3,715)	14,355	(3,728)

Constant currency basis
Revenue	638	6,392	(1,889)	16,412	1,321
Gross profit	(3,812)	422	964	10,600	(3,893)
Contribution Margin	(5,639)	682	(3,877)	13,465	(3,442)
NextGel
Net Revenues of the NextGel segment increased by $0.6 million, or 0.5%, from $122.4 million for the year ended December 31, 2022 to $123.0 million for the year ended December 31, 2023, primarily as a result of (i) an increase in product development services with the commencement of operations of the West Palm Beach facility and the sales of certain product registrations totaling approximately $3.0 million, (ii) the increase in sales of gummy products totaling approximately $2.7 million, (iii) an increase of sales from products with current partners of approximately $5.0 million, offset by (iv) the change of manufacturing site of dronabinol which required a new registration process and generated a

Table of Content
temporary shortage of the Active Pharmaceutical Ingredient (API) at the authorized manufacturer’s site, resulting in a temporary suspension of sales and representing lower sales of approximately $6.6 million (v) the lower sales of progesterone of approximately $2.9 million due to the ongoing bioequivalent test, and the challenging market situation in Brazil and the US, including order phasing, which refers to changes in a customer’s sales forecast for testosterone products that shifted part of the sales to the following year.
Gross profit of the NextGel segment decreased by $4.2 million, or 6.6%, from $63.5 million for the year ended December 31, 2022 to $59.3 million for the year ended December 31, 2023, primarily impacted by inflation, and the increase in costs of raw materials.
Contribution Margin of the NextGel segment decreased by $5.4 million, or 10.7%, from $50.9 million for the year ended December 31, 2022, to $45.4 million for the year ended December 31, 2023. The decrease was primarily the result of higher Selling, General and Administrative (SG&A) expenses associated with the initiation of operations at the West Palm Beach facility and the construction of the Miramar facility. Unlike gross profit, which reflects direct costs of sales, the contribution margin was more significantly affected because the lower sales volumes during the year were not sufficient to absorb the full amount of SG&A expenses generated by these new sites.
On a constant currency basis, revenue attributable to the NextGel segment increased by $0.6 million, or 0.5%, to $123.0 million for the year ended December 31, 2023. Gross profit attributable to the NextGel segment decreased by $3.9 million, or 6.2% to $59.6 million for the year ended December 31, 2023, and Contribution Margin attributable to the NextGel segment decreased by $5.5 million, or 10.8%, $45.4 million for the year ended December 31, 2023.
Procaps Colombia
Revenue of the Procaps Colombia segment increased by $5.6 million, or 3.9%, from $142.3 million for the year ended December 31, 2022 to $147.9 million for the year ended December 31, 2023, primarily due to (i) the increase in sales of approximately $8.4 million and $1.8 million of the Farma Procaps and the Clinical Specialties business units, respectively, offset by (ii) the impact of the ceased Rymco operations of approximately $4.5 million.
Gross profit of the Procaps Colombia segment decreased by $(1.3) million, or (1.7)%, from $72.1 million for the year ended December 31, 2022 to $70.9 million for the year ended December 31, 2023, was primarily attributable to the restatement process. As part of such process, an adjustment was incorporated due to noncompliance with the Group’s revenue recognition policies. This adjustment resulted in a decrease of $6.0 million for the year ended December 31, 2021, and $6.7 million for the year ended December 31, 2022.
Contribution Margin of the Procaps Colombia segment decreased by $(0.7) million, or (1.6)%, from $43.4 million for the year ended December 31, 2022 to $42.7 million for the year ended December 31, 2023, was primarily attributable to the restatement process. As part of such process, an adjustment was incorporated due to noncompliance with the Group’s revenue recognition policies. This adjustment resulted in a decrease of $6.0 million for the year ended December 31, 2021, and $6.7 million for the year ended December 31, 2022
On a constant currency basis, revenue attributable to Procaps Colombia increased by $6.4 million, or 4.5%, to $148.7 million for the year ended December 31, 2023, gross profit attributable to the Procaps Colombia segment increased by $0.3 million, or 0.4%, to $72.5 million for the year ended December 31, 2023, and Contribution Margin attributable to the Procaps Colombia segment increased by $0.8 million, or 1.9%, to $44.2 million for the year ended December 31, 2023.
CAN
Revenue of the CAN segment decreased by $3.3 million, or 6.1%, from $54.8 million for the year ended December 31, 2022 to $51.5 million for the year ended December 31, 2023, due primarily to the negative impact by the OTC line in El Salvador. In addition, the previous year was positively impacted by the sales of brand in the amount of approximately $2.3 million in 2022.
Gross profit of the CAN segment increased by $1.1 million, or 3.1%, from $35.2 million for the year ended December 31, 2022 to $36.2 million for the year ended December 31, 2023, primarily as a result of the operational efficiency measures, such as larger manufacturing batches. In addition, the previous year was positively impacted by the sales of brand in the amount of approximately $2.3 million in 2022, which positively impacted 2022 gross profit.

Table of Content
Contribution Margin of the CAN segment decreased by $3.7 million, or 22.8%, from $16.3 million for the year ended December 31, 2022 to $12.6 million for the year ended December 31, 2023, due to the impact of higher sales and marketing expenses due to an expanding portfolio, especially in gastrointestinal, cardiovascular, and feminine care therapeutic areas, and reinforcement of sales force in El Salvador, and the macroeconomic and social situation in Guatemala. In addition, the previous year was positively impacted by the sales of brand in the amount of approximately $2.3 million in 2022, which positively impacted 2022 contribution margin.
On a constant currency basis, revenue attributable to the CAN segment decreased by $1.9 million, or 3.4%, to $53.0 million for the year ended December 31, 2023, gross profit attributable to the CAN segment increased by $0.9 million, or 2.6%, to $36.1 million for the year ended December 31, 2023, and Contribution Margin attributable to the CAN segment decreased by $3.8 million, or 23.6%, to $12.5 million for the year ended December 31, 2023.
CASAND
Revenue of the CASAND segment increased by $16.2 million, or 25.8%, from $63.0 million for the year ended December 31, 2022, to $79.2 million for the year ended December 31, 2023, primarily as a result of (i) an increase of approximately $4.4 million in sales of new products launched during 2022, such as Fortzink Ultra, Muvett and Dayflu, (ii) an increase of approximately $6.6 million in sales of existing brands, (iii) an average price increase of approximately 6% in certain countries in the region, offset by the decrease in sales of the Clinical Specialties portfolio and (iv) higher sales, especially in Dominican Republic, partially offset by the decrease in sales of the Clinical Specialties portfolio.
Gross profit of the CASAND segment increased by $11.4 million, or 20.4%, from $56.0 million for the year ended December 31, 2022 to $67.5 million for the year ended December 31, 2023, primarily as a result of the increase in sales explained above, especially in Dominican Republic and changes in our portfolio product mix.
Contribution Margin of the CASAND segment increased by $14.4 million, or 50.2%, from $28.6 million for the year ended December 31, 2022 to $42.9 million for the year ended December 31, 2023, primarily as a result of the increase in sales explained above, impacted by the return of events and commercial efforts, especially in Dominican Republic to support top line growth.
On a constant currency basis, revenue attributable to the CASAND segment increased by $16.4 million, or 26.1%, to $79.4 million for the year ended December 31, 2023, gross profit attributable to the CASAND segment increased by $10.5 million, or 18.8%, to $66.6 million for the year ended December 31, 2023, and Contribution Margin attributable to the CASAND segment increased by $13.6 million, or 47.7%, to $42.2 million for the year ended December 31, 2022.
Diabetrics
Revenue of the Diabetrics segment increased by $1.5 million, or 7.1%, from $20.7 million for the year ended December 31, 2022 to $22.2 million for the year ended December 31, 2023, primarily due to the positive performance of new products .
Gross profit of the Diabetrics segment decreased by $4.2 million, or 50.9%, from $8.3 million for the year ended December 31, 2022, to $4.1 million for the year ended December 31, 2023, due to the impact of the change in our portfolio mix and a decrease of the sales in the institutional (public) channel compared with those of the year ended December 31, 2022. In addition, sales for 2023 were negatively impacted by the loss of the registration of Predial Lex 850mg (silanes) as a result of a manufacturing error, which prevented us from selling this product during the entire year, compared to 2022 when it was available throughout the period.
Contribution Margin of the Diabetrics segment decreased by $3.7 million, or 124.8%, from $3.0 million for the year ended December 31, 2022 to a negative Contribution Margin of $0.7 million for the year ended December 31, 2023, primarily due to the impact of the change in our portfolio product mix and higher sales in the institutional channel.
On a constant currency basis, revenue attributable to the Diabetrics segment increased by $1,321 million, or 6.4%, from $20,720 million for the year ended December 31, 2022 to $22,041 million for the year ended December 31, 2023, gross profit attributable to the Diabetrics segment decreased by $3,905 million, or 46.9%, to $4.4 million for the year ended December 31, 2023, and Contribution Margin attributable to the Diabetrics segment decreased by $3,453 million, or 115.6%, to negative $0.5 million for the year ended December 31, 2023.

Table of Content

	Reportable segments
Results for the year ended December 31, 2022	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics

	(in thousands of U.S. dollars)
Revenue	122,367	142,290	54,845	62,981	20,720
Gross profit	63,471	72,142	35,156	56,041	8,318
Contribution Margin	50,854	43,393	16,310	28,577	2,987

Constant currency basis
Revenue	128,064	159,357	54,755	65,861	23,163
Gross profit	66,904	84,775	35,291	56,542	9,421
Contribution Margin	65,741	64,017	20,260	3,579	416

	Reportable segments
Results for the year ended December 31, 2021	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics

	(in thousands of U.S. dollars)
Revenue	119,006	155,357	47,565	53,329	28,482
Gross profit	63,326	79,223	33,058	42,201	12,264
Contribution Margin	52,687	50,559	18,050	21,134	6,668

	Reportable segments
Comparison of results for the years ended December 31, 2022 and 2021	NextGel	Procaps Colombia	CAN	CASAND	Diabetics

	(in thousands of U.S. dollars)
Revenue	3,361	(13,067)	7,280	9,652	(7,762)
Gross profit	145	(7,081)	2,098	13,840	(3,946)
Contribution Margin	(1,833)	(7,166)	(1,740)	7,443	(3,681)

Constant currency basis
Revenue	9,058	4,000	7,190	12,532	(5,319)
Gross profit	3,578	5,552	2,233	14,341	(2,843)
Contribution Margin	13,054	13,458	2,210	(17,555)	(6,252)
NextGel
Revenue of the NextGel segment increased by $ 3.4 million, or 2.8%, from $119.0 million for the year ended December 31, 2021 to $122.4 million for the year ended December 31, 2022, primarily as a result of (i) an increase in product development services with the commencement of operations of the West Palm Beach facility and the sales of certain product registrations totaling approximately $4.3 million, (ii) the increase in sales of gummy products totaling approximately $2.7 million, (iii) an increase of sales from products with current partners of approximately $5.0 million, offset by the change of manufacturing site of dronabinol (that leads to a new registration process) which represented lower sales of approximately $6.6 million and the lower sales of progesterone of approximately $2.9 million due to the ongoing bioequivalent test.
Gross profit of the NextGel segment increased by $0.2 million, or 0.2%, from $63.3 million for the year ended December 31, 2021 to $63.5 million for the year ended December 31, 2022, primarily impacted by the devaluation of certain currencies, inflation, and the increase in costs of raw materials.

Table of Content
Contribution Margin of the NextGel segment decreased by $1.8 million, or 3.5%, from $52.7 million for the year ended December 31, 2021, to $50.9 million for the year ended December 31, 2022, primarily as a result of the increase in sales and marketing and operational expenses due to the hiring of additional personnel as part of the initiation of operations at the West Palm Beach facility.
On a constant currency basis, revenue attributable to the NextGel segment increased by $9.1 million, or 7.6%, to $128.1 million for the year ended December 31, 2022. Gross profit attributable to the NextGel segment increased by $3.6 million, or 5.7% to $66.9 million for the year ended December 31, 2022, and Contribution Margin attributable to the NextGel segment increased by $13.1 million, or 24.8%, $65.7 million for the year ended December 31, 2022.
Procaps Colombia
Revenue of the Procaps Colombia segment decreased by $13.1 million, or 8.4%, from $155.4 million for the year ended December 31, 2021 to $142.3 million for the year ended December 31, 2022, primarily due to (i) the impact of the currency devaluation of approximately $19.4 million and (ii) the decrease in sales of the Clinical Specialties portfolio of approximately $19.7 million driven by to the slower pace of sales of products for the intensive care units due to higher than usual inventory cycles in the distributors. The Farma Procaps and VitalCare business units are growing in sales in 2022 when compared with 2021, primarily due to the demand increase of its leading brands in the market, such as Gestavit, Citragel, Muvett S, and others, as well as the performance of new products.
Gross profit of the Procaps Colombia segment decreased by $7.1 million, or 8.9%, from $79.2 million for the year ended December 31, 2021 to $72.1 million for the year ended December 31, 2022, due to the impact of the decrease in sales described above and the changes in the product portfolio mix.
Contribution Margin of the Procaps Colombia segment decreased by $7.2 million, or 14.2%, from $50.6 million for the year ended December 31, 20210 to $43.4 million for the year ended December 31, 2022, due to the impact of the decrease in sales as described above and higher sales and marketing expenses impacted by currency devaluation and increase in logistics expenses.
On a constant currency basis, revenue attributable to Procaps Colombia increased by $4.0 million, or 2.6%, to $159.4 million for the year ended December 31, 2022, gross profit attributable to the Procaps Colombia segment increased by $5.5 million, or 7.0%, to $84.8 million for the year ended December 31, 2022, and Contribution Margin attributable to the Procaps Colombia segment increased by $13.5 million, or 26.6%, to $64.0 million for the year ended December 31, 2022.
CAN
Revenue of the CAN segment increased by $7.3 million, or 15.3%, from $47.6 million for the year ended December 31, 2021 to $54.8 million for the year ended December 31, 2022, due to (i) sales from new product launches in the amount of approximately $1.0 million, such as Albisec One and Alercet, (ii) increased sales of the current portfolio, particularly cardiology, feminine care and respiratory lines, and (iii) price increases in Guatemala (approximately 4% increase), Honduras (approximately 4% increase) and El Salvador (approximately 5% increase).
Gross profit of the CAN segment increased by $2.1 million, or 6.3%, from $33.1 million for the year ended December 31, 2021 to $35.2 million for the year ended December 31, 2022, primarily as a result of the increase in sales as described above, which was partially offset by higher raw material costs.
Contribution Margin of the CAN segment decreased by $1.7 million, or 9.6%, from $18.1 million for the year ended December 31, 2021 to $16.3 million for the year ended December 31, 2022, due to the impact of higher sales and marketing expenses due to an expanding portfolio, especially in gastrointestinal, cardiovascular, and feminine care therapeutic areas.
On a constant currency basis, revenue attributable to the CAN segment increased by $7.2 million, or 15.1%, to $54.8 million for the year ended December 31, 2022, gross profit attributable to the CAN segment increased by $2.2 million, or 6.8%, to $35.3 million for the year ended December 31, 2022, and Contribution Margin attributable to the CAN segment increased by $2.2 million, or 12.2%, to $20.1 million for the year ended December 31, 2022.

Table of Content
CASAND
Revenue of the CASAND segment increased by $9.7 million, or 18.1%, from $53.3 million for the year ended December 31, 2021, to $63.0 million for the year ended December 31, 2022, primarily as a result of (i) an increase of approximately $4.4 million in sales of new products launched during 2022, such as Fortzink Ultra, Muvett and Dayflu, (ii) an increase of approximately $6.6 million in sales of existing brands, and (iii) an average price increase of approximately 6% in certain countries in the region, offset by the decrease in sales of the Clinical Specialties portfolio.
Gross profit of the CASAND segment increased by $13.8 million, or 32.8%, from $42.2 million for the year ended December 31, 2021 to $56.0 million for the year ended December 31, 2022, primarily as a result of the increase in sales explained above, especially in Dominican Republic and changes in our portfolio product mix.
Contribution Margin of the CASAND segment increased by $7.4 million, or 35.2%, from $21.1 million for the year ended December 31, 2021 to $21.1 million for the year ended December 31, 2022, primarily as a result of the increase in sales explained above, impacted by the return of events and commercial efforts, especially in Dominican Republic to support top line growth.
On a constant currency basis, revenue attributable to the CASAND segment increased by $12.5 million, or 23.5%, to $65.9 million for the year ended December 31, 2022, gross profit attributable to the CASAND segment increased by $14.3 million, or 34.0%, to $56.5 million for the year ended December 31, 2022, and Contribution Margin attributable to the CASAND segment decreased by $17.6 million, or 83.1%, to $3.6 million for the year ended December 31, 2022.
Diabetrics
Revenue of the Diabetrics segment decreased by $7.8 million, or 27.3%, from $28.5 million for the year ended December 31, 2021 to $20.7 million for the year ended December 31, 2022, primarily due to (i) the impact of currency devaluation of approximately $3.4 million, (ii) lower sales of Predial Lex product due to entrance of new competitors with an innovative patented formulation of approximately $3.0 million, and (iii) lower prices in a few products due to more competitors with an impact of approximately $2.3 million.
Gross profit of the Diabetrics segment decreased by $4.0 million, or 32.3%, from $12.3 million for the year ended December 31, 2021, to $8.3 million for the year ended December 31, 2022, due to the impact of inflation and currency devaluation which led to increase in costs.
Contribution Margin of the Diabetrics segment decreased by $3.7 million, or 55.2%, from $6.7 million for the year ended December 31, 2021 to $3.0 million for the year ended December 31, 2022, primarily due to the impact of the decrease in sales as described above and a change in our portfolio product mix.
On a constant currency basis, revenue attributable to the Diabetrics segment decreased by $5.3 million, or 18.7%, from $23.1 million for the year ended December 31, 2022, gross profit attributable to the Diabetrics segment decreased by $2.8 million, or 23.2%, to $9.4 million for the year ended December 31, 2022, and Contribution Margin attributable to the Diabetrics segment decreased by $6.2 million, or 93.8%, to $0.4 million for the year ended December 31, 2022.

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

Table of Content
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
Use of Constant Currency
As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as one measure to evaluate our performance. We currently present revenue, cost of sales, gross profit, sales and marketing expenses, administrative expenses, Contribution Margin (consolidated and by segment) and Adjusted EBITDA on a constant currency basis. We calculate constant currency by calculating year-end period for the years ended December 31, 2023, 2022 and 2021 using prior-periods (year ended December 31, 2022 and December 31, 2021, respectively) foreign currency exchange rates. The functional foreign currencies for the primary regional markets where we operate, such as the Colombian Peso and the Brazilian Real, were adjusted on a constant currency basis at the exchange rates of COP $4,325.05 per U.S. $1.00 and R$5.0359 per U.S. $1.00, respectively, for the year ended December 31, 2023, COP $4,255.44 per U.S. $1.00 and R$5.1655 per U.S. $1.00, respectively, for the year ended December 31, 2022, COP $3,693.36 per U.S. $1.00 and R$5.1578 per U.S. $1.00, respectively, for the year ended December 31, 2021. We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange. These results should be considered in addition to, not as a substitute for, results reported in accordance with IFRS. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS.
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

Table of Content
The following table provides a reconciliation from profit (loss) for the year to EBITDA and Adjusted EBITDA, and Adjusted EBITDA margins for the years ended December 31, 2023 and 2022.

	For the year ended December 31,		Increase/(Decrease)
	2023	2022	$ Change	% Change

	(in thousands of U.S. dollars except percentages)
Income/Loss for the year	40,343	36,126	4,217	11.7%
Net finance expense (income)	26,123	(37,926)	64,049	(168.9)%
Income tax expense	5,617	11,613	(5,996)	(51.6%)
Depreciation and amortization	18,194	16,844	1,350	8.0%
EBITDA	90,277	26,657	63,620	238.7%
COVID-19 impact adjustments(1)	—	894	(894)	(100.0%)
Business transformation initiatives(2)	4,091	—	4,091	—%
Development of a new patient program platform(3)	—	316	(316)	(100.0)%
Foreign currency translation adjustments(4)	(21,930)	15,983	(37,913)	(237.2%)
Other finance costs adjustments(5)	209	1,207	(998)	(82.7%)
Transactions expenses(6)	(19,296)	14,071	(33,367)	(237.1%)
Other expenses(7)	4,562	6,018	(1,456)	(24.2%)
Adjusted EBITDA	57,913	65,146	(7,233)	-11.1%
Constant Currency Adjustments	1,294	5,019	(3,725)	(74.2%)
Adjusted EBITDA on Constant Currency Basis	59,207	70,165	(10,958)	-15.6%

Adjusted EBITDA margin	13.7%	16.2%
Adjusted EBITDA margin (on Constant Currency Basis)	14.0%	17.4%
(1)COVID-19 impact adjustments for the year ended December 31, 2022 primarily include expenses incurred for safety precautions during the pandemic, such as employees’ COVID-19 testing, vaccination, office, and production infrastructure adaptation to practice social distancing, to maintain a safe work and production environment for the employees, other miscellaneous expenses resulted from COVID-19 pandemic.
(2)Business transformation initiatives for the year ended December 31, 2023, which primarily consists of value creation initiatives, cost reduction plan announced in February 2023 aimed to improve margins and financial performance, carried out during 2023.
(3)Non-recurring expenses related to the launch of a new patient program platform for Diabetrics (Zutrics) during the year ended December 31, 2022.
(4)Foreign currency translation adjustments represent the reversal of exchange losses we recorded due to foreign currency translation of monetary balances of certain of our subsidiaries from U.S. dollars into the functional currency of those subsidiaries as of December 31, 2023 and 2022.
(5)Other finance costs adjustments represent non-operating expenses incurred, primarily related to withholding taxes assumed by the Company on interest payments to financial institutions outside of Colombia.
(6)Transactions expenses for the year ended December 31, 2023 include one-time settlement with third parties with respect to certain matters in favor of the Company of approximately $19.3 million. For the year ended December 31, 2022 primarily include: (i) consulting and legal fees and expenses incurred in connection with acquisitions and SPA termination in the amount of 12.3 million, (ii) incremental director and officer policy insurance costs in the amount of $1.0 million in connection with the Business Combination,

Table of Content
(7)Other expenses include for the year ended December 31, 2023 primarily include a write-off related to Rymco impairment charge of approximately $4.1 million. For the year ended December 31, 2022, other expenses include a write off related to Rymco impairment charge of approximately $6.0 million.
The following table provides a reconciliation from profit (loss) for the year to EBITDA and Adjusted EBITDA, and Adjusted EBITDA margins for the years ended December 31, 2022 and 2021.

	For the year ended December 31,		Increase/(Decrease)
	2022	2021	$ Change	% Change

	(in thousands of U.S. dollars except percentages)
Income/Loss for the year	36,126	(106,992)	143,118	(133.8)%
Finance income (expenses), net	(37,926)	78,839	(116,765)	(148.1)%
Income tax expense	11,613	13,091	(1,478)	(11.3)%
Depreciation and amortization	16,844	15,112	1,732	11.5%
EBITDA	26,657	50	26,607	53214.0%
COVID-19 impact adjustments(1)	894	3,788	(2,894)	(76.4)%
Development of a new patient program platform(2)	316	–	316	–
Foreign currency translation adjustments(3)	15,983	4,026	11,957	297.0%
Other finance costs adjustments(4)	1,207	696	511	73.4%
Transactions expenses(5)	14,071	10,662	3,409	32.0%
Other expenses(6)	6,018	73,917	(67,899)	(91.9)%
Adjusted EBITDA	65,146	93,139	(27,993)	(30.1)%
Constant Currency Adjustments	5,019	706	4,313	610.9%
Adjusted EBITDA on Constant Currency Basis	70,165	93,845	(23,680)	(25.2)%

Adjusted EBITDA margin	16.2%	23.1%
Adjusted EBITDA margin (on Constant Currency Basis)	17.4%	23.2%
(1)COVID-19 impact adjustments for the year ended December 31, 2022 primarily include expenses incurred for safety precautions during the pandemic, such as employees’ COVID-19 testing, vaccination, office, and production infrastructure adaptation to practice social distancing, to maintain a safe work and production environment for the employees, other miscellaneous expenses resulted from COVID-19 pandemic. For the year ended December 31, 2021, these expenses primarily include: (i) $1.7 million expenses incurred for safety precautions during the pandemic, such as employees COVID-19 testing, vaccination, office and production infrastructure adaptation to practice social distancing, to maintain a safe work and production environment for the employees, (ii) $0.6 million operating and production expenses incurred in connection with hiring of additional employees and costs paid to third party agencies for such hiring, contractors and production sub-contractors in order to mitigate any decrease in production and operating capabilities of Procaps as a result of employees absenteeism or attrition as a result of the COVID-19 pandemic, (iii) $1.2 million expense incurred for certain logistic arrangements to minimize Procaps employees’ exposure to COVID-19 through arranging transportation from home to work, lodgings, face masks and PPE, and (iv) $0.4 million of other miscellaneous expenses resulted from COVID-19 pandemic.
(2)Non-recurring expenses related to the launch of a new patient program platform for Diabetrics (Zutrics) during the year ended December 31, 2022.
(3)Foreign currency translation adjustments represent the reversal of exchange losses we recorded due to foreign currency translation of monetary balances of certain of our subsidiaries from U.S. dollars into the functional currency of those subsidiaries as of December 31, 2022 and 2021.
(4)Other finance costs adjustments represent non-operating expenses incurred, primarily related to withholding taxes assumed by the Company on interest payments to financial institutions outside of Colombia.

Table of Content
(5)Transactions expenses for the year ended December 31, 2022 primarily include: (i) consulting and legal fees and expenses incurred in connection with acquisitions and SPA termination in the amount of 12.3 million, (ii) incremental director and officer policy insurance costs in the amount of $1.0 million in connection with the Business Combination, (iii) tail policy insurance costs incurred of $0.5 million in connection with the Business Combination, and (iv) incremental audit fees of approximately $0.3 million incurred in connection with the Business Combination. For the year ended December 31, 2021, these expenses primarily include: (i) capital markets advisory fees of $4.5 million incurred in connection with the Business Combination, (ii) incremental audit fees of $2.7 million incurred in connection with the Business Combination, (iii) consulting, accounting and legal expenses of $0.4 million incurred in connection with the Business Combination, (iv) management bonuses of $0.7 million paid in connection with the consummation of the Business Combination and the listing of the Company on the Nasdaq, (v) tail policy insurance costs incurred of $1.6 million in connection with the Business Combination, (vi) incremental director & officer policy insurance costs incurred of $0.3 million in connection with the Business Combination, (vii) incurred audit fees of $0.2 million to comply with the Syndicated Loan (as defined below) requirements that will not be necessary in the future, and (viii) consulting and legal fees and expenses related to asset acquisitions and other transaction in the amount of $0.3 million. (6) Other expenses include a write off related to Rymco impairment charge of approximately $6.0 million for the year ended December 31, 2022. For the year ended December 31, 2021, other expenses include listing expense of $73.9 million associated with the deemed listing services received by Procaps from Union, which is the difference between the deemed costs of the Ordinary Shares issued by the Company to Union shareholders in connection with the Business Combination, in excess of the net assets obtained from Union, as required by IFRS 2 Share-based payments.

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
The following table provides a reconciliation from gross profit to Contribution Margin for the years ended December 31, 2023 and 2022.

	For the year ended December 31		Increase / (Decrease)
	2023	2022	$ Change	% Change

	(in thousands of U.S. dollars except percentages)
Gross Profit	237,976	235,128	2,848	1.2%
Sales and marketing expenses	(95,068)	(93,007)	(2,061)	2.2%
Contribution Margin	142,908	142,121	787	0.6%
Constant Currency Adjustments	596	—
Contribution Margin (on Constant Currency Basis)	143,504	142,121	787	0.6%

Table of Content
The following table provides a reconciliation from gross profit to Contribution Margin for the years ended December 31, 2022 and 2021.

	For the year ended December 31		Increase / (Decrease)
	2022	2021	$ Change	% Change

	(in thousands of U.S. dollars except percentages)
Gross Profit	235,128	230,072	5,056	2.2%
Sales and marketing expenses	(93,007)	(80,974)	(12,033)	14.9%
Contribution Margin	142,121	149,098	(6,977)	(4.7)%
Constant Currency Adjustments	11,892	—
Contribution Margin (on Constant Currency Basis)	154,013	149,098	(6,977)	(4.7)%

B.LIQUIDITY AND CAPITAL RESOURCES
Our principal source of liquidity has been cash flow generated from operations, supplemented by credit arrangements with third parties. The principal uses of cash are to fund operating and capital expenditures, business or asset acquisitions, interest payments on debt, any mandatory or discretionary principal payment on our debt and investments in R&D.
As of December 31, 2023, our cash and cash equivalents amounted to $17.5 million. We believe that our existing cash and cash equivalents and cash inflows from operations, will be adequate to meet our anticipated cash needs for the next twelve months. We routinely monitor current and expected operational requirements and financial market conditions to evaluate other available financing sources including term and revolving bank credit. In determining our future capital requirements, we regularly consider, among other factors, known trends and uncertainties, and other contingencies.
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

Table of Content
Cash Flow for the years ended December 31, 2023 and 2022
The following table summarizes our consolidated statements of cash flows from operations for the years ended December 31, 2023 and 2022:

	For the year ended December 31,		Increase/(Decrease)
	2023	2022	$ Change

	(in thousands of U.S. dollars)
Cash flow generated from operating activities	107,635	15,550	92,085
Cash flow (used in) investing activities	(34,629)	(32,378)	(2,251)
Cash flow (used in) financing activities	(97,830)	(12,796)	(85,034)
Net (decrease) in cash	(24,824)	(29,624)	4,800
Cash flow generated from operating activities
For the year ended December 31, 2023, net cash provided by operating activities was $107.6 million, compared to $15.6 million for the year ended December 31, 2022, an increase of $92,1 million. The increase was primarily the result of (i) an increase in cash flow from operating activities before changes in the working capital, positively impacted by operating expenses performance, and (ii) improvement in trade and other payables as a result of better negotiations with suppliers.
Cash flow (used in) investing activities
For the year ended December 31, 2023, net cash used in investing activities was $34.6 million compared to $32.4 million during the year ended December 31, 2022, an increase of $(2.3) million. Net cash used in investing activities for the year ended December 31, 2023 consisted primarily of (i) $20.3 million in cash used in the acquisition of property, plant and equipment for certain strategic capacity expansion, products and equipments, and automation improvement in our current facilities and new ones, including, the new Miramar facility for gummy products, and (ii) $12.5 million in cash used in the acquisition of intangibles for internal product development.
Cash flow (used in) financing activities
For the year ended December 31, 2023, net cash used in financing activities increased by $85.2 million from net cash generated from financing activities of $12.8 million for the year ended December 31, 2022 to net cash used in financing activities of $97.8 million for the year ended December 31, 2023. The increase was primarily due to (i) fewer proceeds from banks due to restrictions associated with covenant limitations, (ii) incremental payments on borrowings, (iii) incremental $24.8 million of interest payments due to rates increase, and (iv) buyback program execution during the year.
Cash Flow for the years ended December 31, 2022 and 2021
The following table summarizes our consolidated statements of cash flows from operations for the years ended December 31, 2022 and 2021:

	For the year ended December 31,		Increase/(Decrease)
	2022	2021	$ Change

	(in thousands of U.S. dollars)
Cash flow generated from (used in) operating activities	15,550	35,454	(19,904)
Cash flow (used in) investing activities	(32,378)	(24,858)	(7,520)
Cash flow (used in) generated from financing activities	(12,796)	57,843	(70,639)
Net (decrease) increase in cash	(29,624)	68,439	(98,063)

Table of Content
Cash flow generated from (used in) operating activities
For the year ended December 31, 2022, net cash used in operating activities was $15.6 million, compared to $35,5.4 million for the year ended December 31, 2021, a decrease of $19.9 million. The decrease was primarily the result of (i) a decrease in cash flow from operating activities before changes in the working capital, impacted by higher operating expenses, (ii) an increase in trade receivables as a result of customers remitting payments closer to the end of the negotiated payment term due to current economic conditions and (iii) an increase in inventory held as of December 31, 2022 compared to December 31, 2021 as a result of supply chain challenges.
Cash flow (used in) investing activities
For the year ended December 31, 2022, net cash used in investing activities was $32.4 million compared to $24.9 million during the year ended December 31, 2021, a increase of $7.5 million. Net cash used in investing activities for the year ended December 31, 2022 consisted primarily of (i) $20.6 million in cash used in the acquisition of property, plant and equipment for certain strategic capacity expansion, including, the new Miramar facility for gummy products and equipment and automation improvements in our current facilities, and (ii) $11.0 million in cash used in the acquisition of intangibles for internal product development.
Cash flow (used in) generated from financing activities
For the year ended December 31, 2022, net cash provided by financing activities decreased by $70.6 million from net cash generated from financing activities of $57,8 million for the year ended December 31, 2021 to net cash used in financing activities of $12.8 million for the year ended December 31, 2022. The decrease was primarily due to (i) the impact of the acquisition in the prior period, resulting in net cash inflows of $85.0 million. The decrease in net cash used in financing activities was partially offset by (i) the decrease in interest paid of $7.4 million, (ii) the decrease in payment of lease liabilities of $2.2 million, (iii) the decrease in net proceeds from borrowings of $1.7 million and (iv) the decrease in payments to related parties of $2.0 million.
Financial Resources
Our capital structure consists of net debt (loans offset by cash and bank balances) and consolidated equity (comprised of issued and paid-in capital, reserves, retained earnings and non-controlling interests). We are not subject to any externally imposed capital requirement.
As of December 31, 2023, our primary indebtedness consists of the outstanding balance of the Senior Notes and Credit Agreement (defined below). The Senior Notes, the Credit Agreement and certain other loans include certain covenants that obligate the borrower and guarantors thereunder to comply with a series of financial ratios, consisting of a debt to EBITDA ratio and EBITDA interest coverage ratio as described below under the heading “—Debt Financing and Borrowings—Senior Notes—Covenants.” The Credit Agreement includes certain covenants that obligate the borrower and co-debtors thereunder to comply with a series of financial ratios, consisting of a debt to EBITDA ratio, short-term leverage ratio and EBITDA interest coverage ratio as described below under the heading “—Debt Financing and Borrowings—Credit Agreement—Covenants.” These financial ratios serve as local management parameters for both arrangements.
We analyze and review our capital structure on a quarterly basis. As part of this review, we consider the cost of capital and the risks associated with each class of capital.
As of December 31, 2023, 2022 we had total borrowings of $299.5 million, and $287.1 million, respectively.

Table of Content
Debt Financing and Borrowings
The table below summarizes our outstanding interest-bearing liabilities for year ended December 31, 2023 and 2022.

	For the year ended December 31, 2023	For the year ended December 31, 2022 (as restates)
	(in thousands of U.S. dollars)	(in thousands of U.S. dollars)
Credit Agreement	64,275	38,626
Other term loan	80,717	96,851
Lease liabilities	35,247	34,192
Factoring obligations	4,111	2,317
Bank overdrafts	153	80
Senior Notes	115,000	115,000
Total Interest bearing liabilities	299,503	287,066

Current	268,380	258,656
Non - Current	31,123	28,410
	299,503	287,066

Credit Agreement
On August 16, 2023, the Company, Procaps S.A., a subsidiary of the Company, as borrower (the “CA Borrower”), and the subsidiary guarantors party thereto (collectively with the Company, the “CA Guarantors”, and collectively with the Borrower and Company, the “CA Obligors”) entered into a Credit Agreement (Contrato de Crédito) (the “Credit Agreement”) with Bancolombia S.A. and Banco Davivienda S.A., as lenders.

The Credit Agreement provides for a loan of up to COP$247,817,751,759.49 (approximately $64.0 million) (the “CA Loan”). The proceeds of the CA Loan were used exclusively for the prepayment of existing indebtedness of the Company and its subsidiaries, including full repayment of borrowings made under the Syndicated Loan described below. The Credit Agreement provides for a term of eight years, and interest accrues thereunder at a rate equal to the Colombian Central Bank’s reference rate (for a three-month tenor) plus 8.50%.

The Credit Agreement contains customary affirmative and negative covenants, including limitations on the ability of the CA Obligors and the CA Obligors’ subsidiaries to incur additional debt, guarantee other obligations, grant liens on assets, make investments or acquisitions, dispose of assets, pay dividends or other payments on capital stock, make restricted payments, engage in mergers or consolidations, engage in transactions with affiliates, and enter into certain restrictive agreements.

The Credit Agreement also requires the CA Obligors’ compliance with the following financial covenants, each measured on a trailing twelve-month basis on the final day of each fiscal quarter of the Company: (i) a consolidated debt to consolidated EBITDA ratio of no greater than 3.50:1:00 (other than for the twelve-month period ended September 30, 2023, for which the ratio shall be no greater than 4.30:1.00); and (ii) a ratio of consolidated EBITDA to consolidated interest expense of greater than 3.00:1.00 (other than for the twelve-month period ended September 30, 2023, for which the ratio shall be greater than 1.90:1.00). Additionally, the CA Obligors (other than the Company) are required to maintain combined total assets and combined EBITDA equal to no less than 80% of the Company’s consolidated EBITDA and consolidated total assets, respectively, as of June 30 and December 31 of each year.

In December 2023, the applicable parties under the Credit Agreement entered into a waiver with the Company waiving its compliance with the interest coverage ratio restrictive covenant with respect to the December 31, 2023 measurement date.

Table of Content

The CA Borrower may voluntarily prepay the CA Loan, in whole or in part, subject to certain prepayment premiums. The CA Borrower may be required, upon the occurrence of certain events, to make certain mandatory prepayments prior to the maturity date of the CA Loan.

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

On August 25, 2023, the total amount outstanding under the Syndicated Loan of $169,830 million COP, or $41.6 million USD, was repaid in full from the proceeds received under the CA Loan described above.

Other Term Loans

The table below summarizes the terms of our other term loans as of December 31, 2023 and 2022.

Currency	Range of Interest	Maturity Year	Outstanding Balance for the year ended December 31, 2023	Outstanding Balance for the year ended December 31, 2022
			(in thousands of U.S. dollars)	(in thousands of U.S. dollars)
COP	17.72%-32% A.E., 23.50% A.N. (Fixed) (2022:IBR+ 5%, DTF+ 3%, 13.99%-25.3%)	2024-2025	$14,323	$9,549
COP	IBR+2.25%-7.25% (2022: IBR+2.25%-10.2%)	2024-2025	13,468	21,267
Soles	8% - 12.79% A.N.(Fixed)	2024	7,364	6,837
Reales	9.84%-13.08% A.N. (2022: 9.84% - 18% A.N.)	2024	545	2,176
USD	SOFR+ (3%-5.80%) (2022: SOFR+ (4.8%-5.8%))	2024	23,621	23,454
USD	8%-19.68% A.N. (2022: 6.36%-16.8%)	2024-2025	21,396	33,568
Total			$80,717	$96,851

Other term loans balance as of Dec 2023 is $80.7 million, including $19 million and $5.7 million with BTG.

Table of Content

On August 18, 2023, the Group entered into a Credit Agreement with Banco BTG Pactual S.A.-Cayman Branch. (the “New BTG Credit Agreement”). The New BTG Credit Agreement provides for a loan of up to $19 million USD and the proceeds are to be used exclusively for the prepayment of existing indebtedness of the Group, including short term debt dated October 13, 2022. The New BTG Credit Agreement provides for a term of 30 months, and interest accrues thereunder at a rate equal to SOFR (for a three-month tenor) plus 5.80%.

The New BTG Credit Agreement requires the Group’s compliance with the following financial covenants, each measured on a trailing twelve-month basis on the final day of each fiscal quarter of the Group:

•Consolidated debt to consolidated EBITDA ratio of no greater than 3.50:1:00 (other than for the twelve-month period ended September 30 and December 31, 2023, for which the ratio shall be no greater than 4.30:1.00); and

•Ratio of consolidated EBITDA to consolidated interest expense of greater than 3.00:1.00 (other than for the twelve-month period ended September 30 and December 31, 2023, for which the ratio shall be greater than 1.90:1.00).

As of Dec 2023 the Company is in compliance with covenants with respect to BTG´s facilities.

Management continuously monitors the observation of these obligations and complied as of the date of these unaudited Condensed Consolidated Interim Financial Statements.

Lease Liabilities
We had $35.2 million of lease liabilities as of December 31, 2023. Please refer to Note 16. Leases of the Financial Statements.
Factoring Obligations
We have accounts receivable factoring arrangements with non-related third-party financial institutions (the “Factors”). Pursuant to the terms of the arrangements, we sell to the Factors certain of our accounts receivable balances on a non-recourse basis for credit approved accounts. An administrative fee per invoice is charged on the gross amount of accounts receivables assigned to the Factors, and interest is calculated based on an annual average variation of Colombian DTF rate, as well as other fixed rates, ranging from approximately 18% in BRL denominated arrangements to approximately 29% in COP denominated arrangements. The total amount factored was $4.1 million as of December 31, 2023.
Put Option Agreements
Crynssen and the Minski Family granted IFC a put option pursuant to that certain put option agreement entered into in 2017 (the “IFC Put Option Agreement”), whereby Crynssen and the Minski Family agreed to purchase up to 432,271 Crynssen Ordinary Shares held by IFC upon IFC’s delivery of a put notice for a price sufficient to provide IFC with an internal rate of return of 12% on IFC’s investment in Crynssen, beginning on the eighth anniversary of IFC’s subscription of Crynssen Ordinary Shares and ending on the earlier of the eleventh anniversary of such date or the consummation of a qualified initial public offering.
Crynssen and the Minski Family also granted Hoche a put option pursuant to that certain put option agreement dated December 23, 2019 (the “Hoche Put Option Agreement”), whereby Crynssen and the Minski Family agreed to purchase up to all of Hoche’s Crynssen Ordinary Shares upon Hoche’s delivery of a put notice for a price sufficient to provide Hoche with an internal rate of return of 12% on Hoche’s investment in Crynssen, beginning on the eight anniversary of September 1, 2017, and ending on the earlier of the eleventh anniversary of such date or the consummation of a qualified initial public offering.
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

Table of Content
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
Bank Overdrafts
We have overdraft facilities available that we use to support our cash management operations. We had approximately $0.2 million of overdrafts and credit card liabilities outstanding as of December 31, 2023.
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
In connection with the expected closing of the Acquisition and associated borrowings under the Bridge Credit Agreement (as described below), we intended to prepay in full the Senior Notes, together with interest accrued thereon to the date of such prepayment and the make-whole amount determined for the date of such prepayment pursuant to the NPA (the “Notes Payoff”). We previously expected that the closing of the Acquisition would occur on October 14, 2022, and accordingly, pursuant to the requirements of the NPA, delivered advance notice to the noteholders of the Notes Payoff to occur on such date. As a result of a delay and subsequent termination in the closing of the Acquisition, the expected borrowing under the Bridge Credit Agreement did not occur, and we were unable to complete the Notes Payoff on the date scheduled, which technically constituted an event of default under the NPA. The noteholders informed us that they would not exercise any rights or remedies under the NPA due to such technical default pending entry into an amendment to the NPA formally waiving such default, and we and the noteholders executed temporary waivers in connection therewith. On November 1, 2022, we and the noteholders entered into an amendment to the NPA (the “NPA Amendment”), formally waiving the technical default and which also (i) provided us with the ability, until November 30, 2022, to prepay the Senior Notes with two business days’ notice, (ii) provided that the make-whole amount under the NPA shall in no case be less than USD 1,488,204.60, and (iii) provided that, if the Notes Payoff did not occur on or prior to November 30, 2022, a waiver fee of 3.75% per annum on the outstanding principal amount of Senior Notes outstanding shall (a) accrue from (and including) October 14, 2022 and (b) be payable to the noteholders on the 12th day of February, May, August and November in each year (commencing on February 12, 2023), on the maturity date of such Senior Note and on each other date on which interest on such Senior Note is due and payable in accordance with the terms of the NPA and such Senior Note. The Notes Payoff did not occur on or prior to November 30, 2022, therefore triggering the 3.75% per annum waiver fee on the outstanding principal amount of Senior Notes, raising the interest rate from 4.75% to 8.50%.
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

Table of Content
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
(i)the event of default arising as a result of the NPA Debt/EBITDA Ratio for the twelve months ending December 31, 2022 being in excess of 3.50:1.00, in default of the applicable covenant set forth in the Syndicated Loan (the “NPA Debt/EBITDA Ratio Covenant”);
(ii)the event of default arising as a result of the NPA Interest Coverage Ratio for the twelve months ending December 31, 2022 being less than 3.00:1.00, in default of the applicable covenant set forth in the Syndicated Loan (the “NPA Interest Coverage Ratio Covenant”);
(iii)the event of default arising as a result of the short-term leverage being in excess of 1.00:1.00 as at December 31, 2022, in default of the covenant described in, and incorporated into the NPA pursuant to, that certain Most Favored Lender Notice dated April 7, 2022 and delivered to the Noteholders on or about such date (the “NPA Short-Term Leverage Ratio Covenant”); and
(iv)the event of default arising as a result of our failure to deliver to the Noteholders, within the time period specified in the NPA, written notice of the events of default described in the foregoing clauses (i) through (iii) as required by the NPA.

Pursuant to the NPA Waiver Agreement, the Noteholders (a) with effect from December 31, 2022, waived the Specified NPA Defaults, (b) prospectively waived our potential non-compliance by with the NPA Debt/EBITDA Ratio Covenant as at March 31, 2023, June 30, 2023 and September 30, 2023, so long as the ratio calculated pursuant to the NPA Debt/EBITDA Ratio Covenant as at such dates does not exceed 4.00:1.00, (c) prospectively waived our potential non-compliance with the NPA Interest Coverage Ratio Covenant as at March 31, 2023, June 30, 2023 and September 30, 2023, so long as the ratio calculated pursuant to the NPA Interest Coverage Ratio Covenant as at such dates is not less than 2.20:1.00, and (d) prospectively waived our potential non-compliance with the NPA Short-Term Leverage Ratio Covenant as at March 31, 2023, June 30, 2023 and September 30, 2023, so long as the ratio calculated pursuant to the NPA Short-Term Leverage Ratio Covenant as at such dates does not exceed 1.60:1.00. In December 2023, the waiver with the respect to the interest coverage ratio was extended through the December 31, 2023 measurement date (the “December NPA Waiver Agreement”). In March 2024, the applicable parties under the Note Purchase Agreement entered into a waiver consistent with the December NPA Waiver Agreement, preemptively waiving noncompliance with the applicable interest ratio covenant as of March 31, 2024 (the "March 2024 NPA Waiver Agreement").

Table of Content
The foregoing summary of the NPA Waiver Agreement, the December NPA Waiver Agreement, the March 2024 NPA Waiver Agreement are qualified in their entirety by the full text of the NPA Waiver Agreement, December NPA Waiver Agreement and the March 2024 NPA Waiver Agreement, which are filed as Exhibits 4.18, 4.20 and 4.22 to this Annual Report, respectively.
As a result of our noncompliance with the aforementioned covenants, the $115 million unpaid principal balance previously classified as non-current borrowings has been reclassified to current borrowings within the consolidated financial statements included in this Annual Report.
The table below sets forth the outstanding balance and certain other information on the Senior Notes as of December 31, 2023.

	Currency	Range of Interest	Maturity Year	Outstanding Balance as of December 31, 2023
The Prudential Insurance Company Of America	USD	8.50% (Fixed)	2031	$60,020
Prudential Annuities Life Assurance Corporation	USD	8.50% (Fixed)	2031	29,980
Healthspring Life & Health Insurance Company, Inc	USD	8.50% (Fixed)	2031	18,350
CIGNA Health and Life Insurance Company	USD	8.50% (Fixed)	2031	6,650
Total				$115,000
Bridge Facility
On October 11, 2022, the Company and certain of its subsidiaries entered into a credit agreement with Bank of New York Mellon, as administrative and collateral agent (collectively, the “Agent”), BofA Securities, Inc. (“BofA Securities”), JPMorgan Chase Bank, N.A. (“JPMorgan”) and Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”, and together with BofA Securities and JPMorgan, the “Joint Lead Arrangers and Bookrunners”), as the joint lead arrangers and bookrunners, and the lenders from time to time party thereto (the “Bridge Credit Agreement”) to finance the cash portion of the purchase price of the Acquisition, to pay fees and expenses related to the Bridge Facility, to prepay, refinance and/or redeem certain existing indebtedness, and to the extent any proceeds remained after applying to the foregoing, to use for working capital and other general corporate purposes. The Bridge Credit Agreement terms are consistent with the terms of the Commitment Letter. The Bridge Credit Agreement provided for a bridge loan of up to $485 million (the “Bridge Facility”), which would have been guaranteed by each existing and future direct and indirect material subsidiary of the Company, and the target entities subject to the Acquisition and each of their subsidiaries upon the closing of the Acquisition.
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
Contractual Obligations and Commitments
A summary of our enforceable and legally binding obligations as of December 31, 2023 are set forth in the following table. Some of the amounts included in this table are based on management’s estimates and assumptions about

Table of Content
these obligations, including the duration, the possibility of renewal, anticipated actions by third parties and other factors. Because these estimates and assumptions are necessarily subjective, the enforceable and legally binding obligations actually paid in future periods may vary from the amounts reflected in the table.

	As of December 31, 2023
(U.S. dollars in thousands)	2024	2025-2026	2027-2028	After 2028	Total
Long-term debt obligations(1)	299,966	1,269	267	-	301,502
Finance lease obligations(2)	9,038	8,956	6,901	29,390	54,285
Trade and other payables	93,063	-	-	-	93,063
Amounts owed to related parties	21,233	-	-	-	21,233
Total	423,300	10,225	7,168	29,390	470,083
(1)Represents gross maturities of our long-term debt obligations, excluding finance lease obligations as of December 31, 2023, including the interest payments. Estimated future interest payments on our variable-rate debt obligations were calculated using the interest rates in effect as of December 31, 2022. As a result of our noncompliance with certain debt ratio covenants as of December 31, 2022, $139,155 is reflected as payable in 2023 and classified as a current liability. Refer to the disclosure above regarding the Waivers as well as Notes 19, 2.1 and 28 in the Annual Audited Consolidated Financial Statements included in this Annual Report for further details regarding the noncompliance and the Waivers.
(2)Represents maturities of our finance lease obligations included within long-term debt as of December 31, 2023, including interest payments. Estimated future interest payments on our variable-rate debt obligations were calculated using the interest rates in effect as of December 31, 2023.
Deferred tax liabilities were $4.0 million as of December 31, 2023 ($7.8 million December 31, 2022). This amount is not included in the contractual obligations table above because we believe this presentation would not be meaningful. Deferred tax liabilities are calculated based on temporary differences between the tax basis of assets and liabilities and their book basis, which will result in taxable amounts in future years when the book basis is settled. The results of these calculations do not have a direct connection with the amount of cash taxes to be paid in any future periods. As a result, scheduling deferred tax liabilities as payments due by period could be misleading because this scheduling would not relate to liquidity needs.
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

C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Our R&D activities are directed primarily toward the development of new products for corporate brands and development services for third parties, as well as the improvement of our manufacturing processes and delivery technologies. Our R&D platform is decentralized with research centers in Colombia (Barranquilla and Bogotá), Brazil (Cotia, SP); and Florida, USA (West Palm Beach), employing a fully dedicated team of scientists, technicians and skilled personnel in R&D and innovation, as well as skilled personnel in processes such as formulation, analytical, manufacturing, packaging, and technological innovation related to ingredients, formulas and equipment.
Our corporate culture focuses on innovation and R&D. We rely on a combination of know-how, trade secrets, patents, copyrights, trademarks, and other intellectual property, nondisclosure and other contractual provisions, and technical measures to protect a number of our products, services, processes and intangible assets.

Table of Content
We have applied in Colombia, the United States and certain other countries for registration of a number of trademarks, service marks, and patents, some of which have been registered and issued, and also hold common law rights in various trademarks and service marks.
For more information, see “Item 4: Information on the Company.”

D.TREND INFORMATION
Impact of COVID-19
The consequences from the COVID-19 pandemic affected Latin America during 2022 and 2021, including the pharmaceutical industry. We believe pharmaceutical companies which offered positive solutions to consumer demands during the COVID-19 pandemic continue to thrive in both local and regional markets. The personal physician workforce has returned to work after periods of quarantine, which resulted in an increased demand for Rx drugs during part of the year ended December 31, 2022, in particular for those related to chronic and certain acute therapies. Sales of COVID-19 related products declined to pre-pandemic levels during 2022 and 2023.

In-person physician consultations have returned to pre-pandemic levels during 2022 and 2023, with much focus on medical training. In-person meetings and events involving physician groups and associations began in Colombia during the first half of 2021 through in-person medical events, allowing us to exhibit our brands more effectively. These events were primarily initiated regionally but have an international presence.

Despite these challenges, we believe our ability to respond to the changes in consumer demand during the COVID-19 pandemic and its aftermath, efforts to maintain close communications with physicians, and our reinforcement of key brands has allowed us to maintain or increase our market share of several products.
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
We have invested $21.7 million, $18.1 million and $16.0 million in R&D for the years ended December 31, 2023, 2022 and 2021, respectively.
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

Table of Content
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
Large and Fast-growing CDMO (Contract Development and Manufacturing Organization) Market
We participate in the CDMO market which, according to independent third-party industry reports, is estimated to continue its growth of 11.5% over the next five years. It is also estimated that outsourced pharmaceutical manufacturing will continue its growth of 7.9% over the next five years. We believe there is a high potential to increase outsourced pharmaceutical manufacturing worldwide since only approximately 26% of global pharmaceutical manufacturing being outsourced. The CDMO industry is highly fragmented, with the top 10 manufacturers holding less than a 20% market share in terms of revenue, creating opportunities for inorganic growth through consolidation and entry into adjacent markets.
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
Foreign Exchange Rates
Our operating network is global, and, as a result, we have substantial revenues and operating expenses that are denominated in currencies other than the U.S. dollar, the currency in which we report our financial results, and are therefore influenced by changes in currency exchange rates. For the years ended December 31, 2023 and 2022, approximately 56% and 55% of our revenue, respectively, was generated in currencies other than the U.S. dollar. Functional foreign currencies for certain regional markets such as the Colombian Peso and Brazilian Real, where we have significant operations, have experienced significant decrease in value when compared with the U.S. dollar in 2023 and for the year ended December 31, 2022, as a result of several factors, such as the COVID-19 pandemic, which caused economic distress in those regional markets, significant fluctuation in oil prices, supply chain challenges, and the political climate and uncertainty in such markets. As a result, the devaluation of the Colombian Peso and Brazilian Real had a negative impact on our results of operations for the years ended December 31, 2023 and 2022.

E.CRITICAL ACCOUNTING ESTIMATES.
For discussion on our critical accounting estimates see Note 5 “Critical accounting judgements and key sources of estimation uncertainty” in our Annual Audited Consolidated Financial Statements, included elsewhere in this Annual Report.

Table of Content
Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.DIRECTORS AND SENIOR MANAGEMENT
A.Directors and Senior Management
Set forth below is information concerning our previous and current officers and directors as of December 31, 2023 and May 8, 2025, respectively. Our executive officers are appointed by the board of directors to serve in their roles. Each executive officer is appointed for such term as may be prescribed by the board of directors or until a successor has been chosen and qualified or until such officer’s death, resignation or removal. The business address for each director is provided below.
The table below sets forth the Board of Directors composition as of December 31, 2023.

Name	Age	Position Held	Committees
Ruben Minski Gontovnik	71	Chairman of the Board	Mergers and Acquisitions
Jose Minski Gontovnik	64	Director	Mergers and Acquisitions (Chair)
Sandra Sánchez y Oldenhage	53	Director
Alberto Eguiguren Correa	58	Director
Luis Fernando Castro Vergara	56	Director	Audit, Compensation (Chair), and Nominating (Chair)
Kyle P. Bransfield	38	Director	Audit, and Mergers and Acquisitions
David Yanovich Wancier	52	Director	Audit (Chair), Compensation, and Nominating
Section Changes in Board of Directors within Item 4.B. Business Overview, describes subsequent modifications in the Board of Directors compositions until May 8, 2025. The table below sets forth the Board of Directors as of July 15. 2025:

Name	Age	Position Held	Committees
Alexandre Etienne Weinstein(1)	67	Chairman of the Board
Nicolas Alexandre Weinstein(2)	43	Director	Nominating (Chair)
Manuel José Vial Claro(3)	40	Director
Carlos García Iragorri(4)	69	Director	Audit (Audit Committee Financial Expert)
Fernando Moreira Muniz(5)	48	Director	Audit
Carlos Romero-Camacho(6)	62	Director	Compensation and Nominating
Alberto Eguiguren Correa(7)	60	Director	Audit, and Nominating and Compensation (Chair)
(1)The business address of Mr. Alejandro E. Weinstein is Chesham Place, SW1XHG, London, United Kingdom.
(2)The business address of Mr. Nicolas A. Weinstein is 25 Southwest, 9th STreet, 4th Floor, Miami, USA.
(3)The business address of Mr. Manuel José Vial Claro is El Bosque 0177, piso 14, Las Condes, Santiago, Chile.
(4)The business address of Mr.Carlos García Iragorri is 781 Crandon Boulevard, Apartment 1401, Key Biscayne, FL.33149, USA.
(5)The business address of Mr. Fernando Moreira Muniz is Calle 80 #78B-201, Barranquilla, Colombia.
(6)The business address of Mr. Carlos Romero-Camacho is Calle 80 #78B-201, Barranquilla, Colombia.
(7)The business address of Mr. Alberto Eguiguren Correa is Avenida El Bosque Norte 0177, Oficina 1102, Las Condes, Santiago, Chile.

Table of Content
Background of Our Directors
The following is a brief biography of each of our directors:
Alejandro E. Weinstein. Mr. Alejandro E. Weinstein holds director or investor roles in various ventures within the pharmaceutical and healthcare industries, including cofounding WM Partners in June 2015, a middle-market private equity firm that primarily invests in the health and wellness sector, Olive Tree Ventures, an early-stage venture capital firm focused on disruptive health and enterprise in Israel; Vanterra Accelerator Portfolio, a consumer early-stage fund; and Davidson and W, a venture lending fund in Europe and Israel. In addition, Mr. Alejandro E. Weinstein currently serves on the boards of Health Hero, a European telehealth company; Atida, a European e-pharmacy; and Worthy, Inc., an online retail platform. Previously from 2004 to 2014, Mr. Alejandro E. Weinstein served as the CEO of CFR Pharmaceuticals S.A. (also known as Laboratorios Recalcine) (“CFR”). Du ring his tenure as CEO, he executed over 15 acquisition transactions in 10 different countries, including the acquisition of Lafrancol S.A., the largest pharmaceutical company in Colombia, for more than $560 million. Mr. Alejandro E. Weinstein received a degree in Business Administration from the Universidad Católica de Chile and is a certified public auditor and accountant.
Nicolas A. Weinstein. Mr. Nicolas A. Weinstein is also a Manager of W6 Real Estate Investments, a family owned real estate investment firm, a position he has held since 2016, and a Director of W6 Credit Strategies Ltd., an investment firm specializing in fixed-income investments, a position he has held since 2018. Prior to these roles, Mr. Nicolas A. Weinstein served as the Chief of Marketing and Sales at CFR for five years and, following its acquisition, as the Chilean country head for both CFR and the Abbott Pharmaceutical unit. Mr. Nicolas A. Weinstein currently serves on the board of directors of Health Hero, a European telehealth company; Atida, a European e-pharmacy; Medneo GmbH, a European radiology/MRI/CAT scan consolidator; Fortec, a real estate investing company; and NRS Agro, an Israeli venture builder focused on sustainable food production and health. He previously served on the board of Redhill Biopharmaceuticals Ltd., a specialty pharmaceutical company. Mr. Nicolas A. Weinstein holds a Master of Science in Finance from Universidad Adolfo Ibáñez and earned an MBA from Northwestern University’s Kellogg School of Management in 2012.

Manuel José Vial Claro Mr. Vial is currently (i) Chairman of the board of ABC S.A. a retail company that operates department stores within Chile, a position he has held since 2017; (ii) Chairman of the Board of CIC S.A., a mattress manufacturing and sales company, a position he has held since 2012; (iii) a Director for Larrain Vial S.A., a global banking and financial services firm in Chile, a position he has held since 2019; and (iv) a Director for Santana S.A., an investment company, a position he has held since 2012. Mr. Vial holds a bachelor’s degree in law from Universidad de los Andes.
Carlos García Iragorri. Mr. Carlos Garcia Iragorri has acted as an investor in various ventures since January 2020. He has over 30 years of senior-level pharmaceutical experience in Latin America and emerging markets. From April 2018 to January 2020, Mr. Garcia Iragorri served as Chief Executive Officer of Wellwaze, a Miamibased medical device startup focused on the early detection of breast cancer. Prior to this role, Mr. Garcia Iragorri served as the President of the Asia, Middle East, and Africa Regions for Novartis Pharmaceuticals, an international pharmaceutical company, for three years, and as the President of Latin America and Canada operations for twelve years. Between 1983 and 2002, Mr. Garcia Iragorri held various roles at Eli Lilly, an international pharmaceutical company, including President of Central and Eastern Europe, General Manager of Mexico, Argentina, and the Philippines, and CFO of the Colombian division. Additionally, from January 2018 to December 2021, Mr. Garcia Iragorri served as Chairman of the Board of Skalar Pharma, a pharmaceutical ingredient manufacturer. Mr. Garcia Iragorri holds an MBA from both Cornell University and Katholieke Universiteit te Leuven, as well as a degree in industrial engineering from Universidad del Norte.

Fernando Moreira Muniz Mr. Moreira Muniz currently serves as a Director and CEO of Urufarma, a pharmaceutical manufacturing company with a presence in Eastern Europe and Latin America, a position he has held since 2007. Mr. Moreira Muniz also currently serves as Secretary for the Association of National Laboratories in Uruguay, an organization that represents and supports national laboratories and promotes the development of the Uruguayan pharmaceutical industry. Prior to these roles, Mr. Moreira Muniz served as Deputy Manager for a Uruguayan branch of Banco Santander, a Spanish multinational financial services company. Mr. Moreira Muniz holds an MBA from the University of Montevideo, as well as a bachelor’s degree in international business from the Catholic University of Uruguay.
Carlos Romero-Camacho Mr. Romero-Camacho currently serves as Chief People & Corporate Affairs Officer at Insud Pharma Group, a global pharmaceutical group, a position that he has held since 2011, leading HR, Communication, Public Affairs, Internal Audit, and Compliance. Mr. Romero-Camacho has held senior positions in Human Resources and

Table of Content
Legal Affairs across various roles and geographies in the pharmaceutical, automotive, and consumer sectors, in particular, at Renault Trucks, Bristol-Myers Squibb, and SmithKline Beecham. Mr. Romero-Camacho has served as a representative in public and private institutions and as coordinator of Fundación Mundo Sano in Spain. Mr. Romero Camacho holds a Law degree from UAM, an MBA from ICADE, and has completed the General Management Program at INSEAD.

Alberto Eguiguren Correa. Mr. Eguiguren currently is partner at Russi & Eguiguren SpA, a law firm offering broad experience in legal counsel to local and international clients, such as multinational corporations, private equity firms, and private investors doing business with or in Chile, a role which he has held since 2002. He also currently serves a director on the board of directors of Parque Arauco S.A., Sonda S.A., Aguas Nuevas S.A., Aguas Atacama S.A., Aguas Décima S.A. and Medismart S.A. He previously served on the board of Walmart Chile S.A., CFR Pharmaceuticals S.A., Laboratorio Chile S.A. and Clínica Las Condes S.A, amongst others. Prior to his time at Russi & Eguiguren SpA, he was a partner at Carey y Cía Limitada, and as an attorney in the U.S. with Cleary, Gottlieb, Steen & Hamilton and Brobeck, Phleger & Harrison. He received a Master’s in Commercial Law from Duke University School of Law and a Licentiate in Legal Sciences at Catholic University of Chile. He received the President of Chile scholarship to study abroad.

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
The table below sets forth our Senior Leadership as of December 31, 2023.

Name	Age	Position Held
Ruben Minski	71	Chief Executive Officer (CEO)
Dr. Camilo Camacho	50	Chief Operations Officer (COO)
Patricio Vargas Muñoz	50	Chief Financial Officer (CFO)
Carlos Piocuda Russo	38	Vice-President of Corporate Finance
Grethel Moreno Romero	59	Vice-President of Audit and Internal Controls
Marcela Carvajalino Pagano	56	Vice-President of Corporate and Legal Affairs
Mauricio Castañeda Caballero	46	Vice-President of Human Resources
Luis Alberto Palacios Aragon	59	Vice-President of International Marketing and R&D
The table below sets forth our Senior Leadership as of April 30, 2025.

Name	Age	Position Held
Melissa Angelini	43	Interim Chief Executive Officer (CEO)
Luis Alberto Palacios Aragon	60	Chief Commercial Officer (CCO)
Daniel Bernal	50	Interim Chief Financial Officer (CFO)

Melissa Angelini. Ms. Angelini is a seasoned executive with over 18 years of experience in capital markets, corporate finance, and investor relations within healthcare and pharmaceutical industries. Ms. Angelini has extensive experience with clients in Latin American countries including Brazil, Mexico, Argentina, Uruguay, Chile, Colombia and Peru, leading financial transactions and capital markets initiatives. Prior to Procaps, Ms. Angelini served as Innovation & Investor Relations Officer at Blau Farmacêutica, a Brazilian multinational pharmaceutical company, where she led the IPO at B3 in Brazil, and as LATAM Head of Alliance Management & Investor Relations at GBT Grupo Biotoscana, where she co-led the company’s 2017 dual listing IPO, in Brazil and Luxembourg, and played a key role in its eventual acquisition by Knight Therapeutics. Ms. Angelini received a B.S. in International Relations from Universidad de Palermo and is currently pursuing an Executive MBA at Kellogg School of Management.
Luis Alberto Palacios Aragon. Mr. Palacios has served as our Vice-President of International Marketing and R&D since 2019. Mr. Palacios graduated from the Universidad del Pacifico in Peru with a Business Management degree.

Table of Content
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
Daniel Bernal. Mr. Bernal is a Managing Partner of Moore Colombia, a consulting firm that provides specialized consulting services across a wide range of professional services, a position he has held since 2022. In his role as Managing Partner, Mr. Bernal is responsible for the design and control of Moore Colombia’s operation of each of the professional service areas provided. Mr. Bernal has over 30 years of experience working in a host of multinational and national professional services firms. Prior to his position as Managing Partner at Moore Colombia, from 2020 to 2022, Mr. Bernal was a Managing Partner at Audit Business Enterprise, a firm that provides auditing and business process outsourcing services, and from 1998 to 2020, an Audit Partner at Deloitte & Touche, a professional services firm. Mr. Bernal holds a degree in Public Accounting from Santo Tomas de Aquino University and is a certified public accountant in Colombia. Additionally, Mr. Bernal holds certificates in IFRS standards, international auditing standards, and PCAOB accounting standards.
Management Structure
The table below shows our management structure as of August 4, 2025.
In addition to our executive officers and our senior management team, each of our business segments is managed by a General Manager or a Vice-President that reports directly to the Mr. Palacios.

B. COMPENSATION

Table of Content
Compensation of Directors
Each non-employee member of our board of directors receives compensation in the amount of $ 56,000 per annum. Members of our board of director who also serve as an officer of the Company do not receive any additional compensation with respect to their role as a director.
In February 2023, Jose Minski and Alejandro Weinstein renounced their compensation to be received by them for serving as Directors for the fiscal year ended December 31, 2023. The Board of Directors submitted these renunciations to the general meeting of shareholders of the Company held on June 30, 2023, for acknowledgement.
Compensation of Executive Officers and Senior Management Team
For the years ended December 31, 2023, 2022 and 2021, our executive officers and senior management team received an aggregate compensation of approximately $3.9 million, $3.6 million, and $3.0 million (including a special bonus paid in connection with the Closing of the Business Combination and the listing of the Ordinary Shares on the Nasdaq), respectively. The aggregate compensation paid directly or indirectly to our executive officers and senior management team consists of: (i) wages paid by our subsidiary, Procaps Group S.A.; (ii) consulting fees paid to certain of Procaps’ executive officers and senior management team members by Horslig GMBH or Pharminter GMBH, indirect subsidiaries of Procaps; and (iii) employee benefits.
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
C. BOARD PRACTICES
Our board of directors consists of seven directors, including five independent directors. Our board of directors also has an independent audit committee, nominating committee, and compensation committee.Mr. Manuel José Vial Claro, Mr. Carlos Garcia Iragorri, Mr. Fernando Moreira Muniz, Mr. Carlos Romero-Camacho, and Mr. Alberto Eguiguren Correa are “independent directors,” as defined under applicable SEC rules.

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
Audit Committee
Our audit committee is responsible for, among other things:
•appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;
•discussing with our independent registered public accounting firm their independence from management;
•reviewing, with our independent registered public accounting firm, the scope and results of their audit;
•approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the annual financial statements that we file with the SEC;

Table of Content
•overseeing our financial and accounting controls and compliance with legal and regulatory requirements;
•reviewing our policies on risk assessment and risk management;
•reviewing related person transactions; and
•establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.
Our audit committee consists of Mr. Carlos Garcia Iragorri as Audit Committee Financial Expert, and Mr. Alberto Eguiguren, and Mr. Fernando Moreira Muniz, as members. Each qualifies as an independent director according to the rules and regulations of the SEC with respect to audit committee membership. In addition, all of the audit committee members meet the requirements for financial literacy under applicable SEC rules and at least one of the members qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. The written charter for the audit committee, is available on our website. The reference to our website address in this Annual Report does not include or incorporate by reference the information on our website into this Annual Report.
Compensation Committee
Our compensation committee is responsible for, among other things:
•reviewing and approving the factors to be considered in determining the compensation (either alone or, if directed by our board of directors, in conjunction with a majority of the independent members of our board of directors) of our Chief Executive Officer, Chief Financial Officer and President, and evaluate the performance of our executive officers in light of these factors, subject to ratification by our board of directors;
•evaluating, recommending, reviewing and approving, subject to ratification by our board of directors, the executive officer’s compensation arrangements (both salary and bonus), plans, policies and programs maintained by Procaps;
•evaluating, recommending and reviewing any equity incentive awards issued to any executive officers and directors that may be made under any equity-based compensation plan adopted by our board of directors; and
•meet with the Chief Executive Officer and other executive officers annually to discuss any incentive compensation programs to be in effect for the executive officers for such fiscal year and the basis for evaluating the performance of the executive officers.
Our compensation committee consists of Mr. Alberto Eguiguren Correa, as Chairman, and Mr. Carlos Romero-Camacho, and Mr. Manuel José Vial Claro, as members, and each qualifies as an independent director according to the rules and regulations of the SEC with respect to compensation committee membership, including the heightened independence standards for members of a compensation committee. The written charter for the compensation committee, is available on our website. The reference to our website address in this Annual Report does not include or incorporate by reference the information on our website into this Annual Report.
Nominating Committee
Our nominating committee is responsible for, among other things:
•evaluating the qualifications of potential directors proposed for appointment pursuant to the Nomination Agreement;
•identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; and
•periodically reviewing our board of directors’ leadership structure and recommending any proposed changes to our board of directors.

Table of Content
Our nominating committee consists of Mr. Nicolas A. Weinstein, as Chairman, and Mr. Carlos Romero-Camacho and Mr. Carlos Garcia Iragorri, as members. Mr. Carlos Romero-Camacho and Mr. Carlos Garcia Iragorri qualify as independent directors according to the rules and regulations of the SEC with respect to nominating committee membership. The written charter for the nominating committee, is available on our website. The reference to our website address in this Annual Report does not include or incorporate by reference the information on our website into this Annual Report.
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

D. EMPLOYEES
As of December 31, 2023, we had approximately 4,900 full-time and temporary employees worldwide. Employees in our, Funtrition (4 employees), and Softgel (40 employees) manufacturing facilities are currently represented by industry labor union organizations, representing approximately 0.9% of our total employees.
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
The table below sets forth the approximate number of our employees by geographic region as of December 31, 2023.

	South America	Central America	North America	Total
Approximate number of employees as of December 31, 2023	4,083	720	92	4,895
The table below sets forth the approximate number of our employees by geographic region as of April 30, 2025.

	South America	Central America	North America	Total
Approximate number of employees as of April 30, 2025	3,596	635	106	4,337
In addition to our executive officers, we rely on the Senior Management team above to lead and direct our business. The members of the Senior Management team hold positions in areas such as corporate finance and marketing and R&D.
E. SHARE OWNERSHIP
The following table shows the beneficial ownership of Ordinary Shares as of December 31, 2023, by:
•each of our directors and executive officers; and

Table of Content
•all of our directors and executive officers as a group.
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
We have based percentage ownership on 112,824,183 Ordinary Shares outstanding as of December 31, 2023.

Name and Address of Beneficial Owner	Number		Percentage
Executive Officers and Directors:
Ruben Minski Gontovnik	31,338,454	(1)	27.78%
Jose Minski Gontovnik	17,960,146	(2)	15.92%
Sandra Sánchez y Oldenhage	–		–
Alberto Eguiguren Correa	–		–
Luis Fernando Castro Vergara	–		–
Kyle P. Bransfield	2,097,500	(3)	1.86%
David Yanovich Wancier	–		–
All directors and executive officers as a group	51,396,100		45.55%
(1)Represents shares held by the Sognatore Trust, which holds shares for Bricol International Corp., a company wholly owned by Mr. Ruben Minski, as beneficiary. Includes 4,875,868 Ordinary Shares held in escrow subject to release pursuant to the terms of the Transaction Support Agreement and related escrow agreement.
(2)Represents shares held by the Simphony Trust, which holds shares for Mr. Jose Minski as beneficiary. Includes 2,794,372 Ordinary Shares held in escrow subject to release pursuant to the terms of the Transaction Support Agreement and related escrow agreement.
(3)Includes shares held by Union Acquisition Associates II, LLC, an entity controlled by Mr. Bransfield, and PENSCO Trust Company, which holds shares for Mr. Bransfield as beneficiary. Includes 625,000 Ordinary Shares held in escrow subject to release pursuant to the terms of the Transaction Support Agreement and related escrow agreement.
The following table shows the beneficial ownership of Ordinary Shares as of July 15, 2025, by:
•each of our directors and executive officers; and
•all of our directors and executive officers as a group.

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
We have based percentage ownership on 2,303,865,312 Ordinary Shares outstanding as of July 15, 2025.

Table of Content

Name and Address of Beneficial Owner	Number		Percentage(1)
Executive Officers and Directors:
Alexandre Etienne Weinstein(2)	773,031,209	(9)	32.44%
Nicolas Alexandre Weinstein(3)
Manuel José Vial Claro(4)
Carlos García Iragorri(5)
Fernando Moreira Muniz(6)	325,109,560	(10)	13.99%
Carlos Romero-Camacho(7)
Alberto Eguiguren Correa(8)
All directors and executive officers as a group	1,098,140,769		45.70%
(1)Percentages are based on 2,303,865,312 Ordinary Shares outstanding as of July 15, 2025, plus, only with respect to such applicable stockholder, any Ordinary Shares which such holder has the right to acquire within 60 days through the exercise of any option, warrant or any other right.
(2)The business address of Mr. Alejandro Weinstein is 21 Chesham Place, SW1XHG, London, United Kingdom.
(3)The business address of Mr. Nicolas Weinstein is 25 Southwest, 9th STreet, 4th Floor, Miami, USA.
(4)The business address of Mr. Manuel José Vial Claro is El Bosque 0177, piso 14, Las Condes, Santiago, Chile.
(5)The business address of Mr. Carlos García Iragorri is 781 Crandon Boulevard, Apartment 1401, Key Biscayne,
(6)The business address of Mr. Fernando Moreira Muniz is Calle 80 #78B-201, Barranquilla, Colombia.
(7)The business address of Mr. Carlos Romero-Camacho is Calle 80 #78B-201, Barranquilla, Colombia.
(8)The business address of Mr. Alberto Eguiguren Correa is Avenida El Bosque Norte 0177, Oficina 1102, Las Condes, Santiago, Chile.
(9)Based on a Schedule 13D/A filed on April 16, 2025. Represents Ordinary Shares beneficially owned by Hoche Partners Pharma Holding S.A. (“Hoche”), an entity controlled by Mr. Alejandro Weinstein. Includes: (i) 705,697,463 Ordinary Shares held by, or issuable to, Hoche, consisting of: (a) 626,495,816 Ordinary Shares directly held by Hoche and (b) 79,201,647 Ordinary Shares issuable to Hoche upon the exercise of a warrant at an exercise price of $0.06313 per Ordinary Share; and (ii) an aggregate of 67,333,746 Ordinary Shares held by the Sognatore Trust, the Simphony Trust and the Deseja Trust, over which such holders have granted an irrevocable proxy to Hoche to vote such Ordinary Shares, which includes 10,464,612 shares held in escrow subject to release pursuant to the terms of the Transaction Support Agreement and related escrow agreement.
(10)Based on a Schedule 13D filed on April 28, 2025. Represents Ordinary Shares beneficially owned by, Becaril S.A. ("Becaril"), an entity that is controlled by Juan Jose Etcheverrito Oldrino and Fernando Moreira Muniz, directors of Becaril. Includes 325,109,560 Ordinary Shares held by, or issuable to, Becaril, consisting of: (i) 305,309,149 Ordinary Shares held directly by Becaril and (ii) 19,800,411 Ordinary Shares issuable to Becaril upon the exercise of a warrant at an exercise price of $0.06313 per Ordinary Share
.
F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION.
The Company has adopted an Executive Officer Clawback Policy, consistent with applicable SEC and Nasdaq rules. As of the date of this report, no recovery actions. The Executive Officer Clawback Policy is filed as Exhibits 97.1 to this Annual Report.

Table of Content
ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS
A.MAJOR SHAREHOLDERS
The following table shows the beneficial ownership of Ordinary Shares as of December 31, 2023 by each person known to by us to be the beneficial owner of more than 5% of the Ordinary Shares. We have based percentage ownership on 112,824,183 Ordinary Shares outstanding as of December 31, 2023.
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
We have based percentage ownership on 112,824,183 Ordinary Shares outstanding as of December 31, 2023.
Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the Ordinary Shares beneficially owned by them.

Name and Address of Beneficial Owner	Number		Percentage(1)
Five Percent Holders:
Sognatore Trust(2)	31,363,454	(7)	27.8%
Simphony Trust(3)	17,985,146	(8)	15.9%
Deseja Trust(4)	17,985,146	(9)	15.9%
Hoche Partners Pharma Holding S.A.(5)	15,877,516	(10)	14.1%
International Finance Corporation(6)	8,492,427	(11)	7.5%
Notes:
(1)Percentages are based on 112,824,183 Ordinary Shares outstanding as of May 2, 2023.
(2)The business address of the Sognatore Trust is Oficina 503A-02, Edificio Quantum (500) Ruta 8 km. 7.500 Zonamérica, Montevideo, Uruguay.
(3)The business address of the Simphony Trust is 29 Bancroft Mills Road, Wilmington, Delaware 19806.
(4)The business address of the Deseja Trust is 29 Bancroft Mills Road, Wilmington, Delaware 19806.
(5)The business address of Hoche Partners Pharma Holding S.A. is 58, rue Charles Martel L-2134 Luxembourg, Grand Duchy of Luxembourg.
(6)The business address of the International Finance Corporation is 2121 Pennsylvania Avenue, NW, Washington DC, 20433.
(7)Based on a Schedule 13D filed on October 12, 2021. Represents shares held by the Sognatore Trust, which holds shares for Bricol International Corp., a company wholly owned by Mr. Ruben Minski, as beneficiary. Includes 4,875,868 Ordinary Shares held in escrow subject to release pursuant to the terms of the Transaction Support Agreement and related escrow agreement.
(8)Based on a Schedule 13D filed on October 12, 2021. Represents shares held by the Simphony Trust, which holds shares for Mr. Jose Minski as beneficiary. Includes 2,794,372 Ordinary Shares held in escrow subject to release pursuant to the terms of the Transaction Support Agreement and related escrow agreement.
(9)Based on a Schedule 13D filed on October 12, 2021. Represents shares held by the Deseja Trust, which holds shares for Mr. Meyer Minski as beneficiary. Includes 2,794,372 Ordinary Shares held in escrow subject to release pursuant to the terms of the Transaction Support Agreement and related escrow agreement.

Table of Content
(10)Based on a Schedule 13D filed on October 12, 2021. Represents shares held by Hoche Partners Pharma Holding S.A., an entity controlled by Mr. Weinstein.
(11)Based on a Schedule 13G filed on February 14, 2022.
The following table shows the beneficial ownership of Ordinary Shares as of July 15, 2025 by each person known to by us to be the beneficial owner of more than 5% of the Ordinary Shares. We have based percentage ownership on 2,303,865,312 Ordinary Shares outstanding as of July 15, 2025.
Except as otherwise noted herein, the number and percentage of Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Ordinary Shares which the holder has the right to acquire within 60 days through the exercise of any option, warrant or any other right.
Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the Ordinary Shares beneficially owned by them.

Name and Address of Beneficial Owner	Number	Percentage(1)
Holders of more than five percent
Hoche Partners Pharma Holding S.A.(2)	773,031,209(8)	32.44%
Flying Fish Ventures L.P.(3)	484,202,796(9)	20.75%
Santana S.A. (4)	170,096,318(10)	7.35%
Becaril, S.A.(5)	325,109,560(11)	13.99%
Chemo Project SA(6)	325,109,560(12)	13.99%
Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A.(7)	158,403,294(13)	6.88%
Notes:
(1)Percentages are based on 2,303,865,312 Ordinary Shares outstanding as of July 15, 2025, plus, only with respect to such applicable stockholder, any Ordinary Shares which such holder has the right to acquire within 60 days through the exercise of any option, warrant or any other right.
(2)The business address of Hoche Partners Pharma Holding S.A. is 58, rue Charles Martel, L-2134 Luxembourg, Grand Duchy of Luxembourg.
(3)The business address of Flying Fish Ventures L.P. is Isidora Goyenechea 3642, piso 5, Las Condes, Santiago, Chile.
(4)The business address of Santana S.A. is El Bosque Norte 0177, piso 14, Las Condes, Santiago, Chile.
(5)The business address of Becaril S.A is Paraguay 1246, Montevideo, Uruguay.
(6)The business address of Chemo Project S.A. is office at Via Ferruccio Pelli 17, 6900 Lugano, Switzerland.
(7)The business address of Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A. is Avenida El Bosque Sur 130, piso 13, Las Condes, Santiago, Chile.
(8)Based on a Schedule 13D/A filed on April 16, 2025. Represents Ordinary Shares beneficially owned by Hoche Partners Pharma Holding S.A. (“Hoche”), an entity controlled by Mr. Alejandro Weinstein. Includes: (i) 705,697,463 Ordinary Shares held by, or issuable to, Hoche, consisting of: (a) 626,495,816 Ordinary Shares directly held by Hoche and (b) 79,201,647 Ordinary Shares issuable to Hoche upon the exercise of a warrant at an exercise price of $0.06313 per Ordinary Share; and (ii) an aggregate of 67,333,746 Ordinary Shares held by the Sognatore Trust, the Simphony Trust and the Deseja Trust, over which such holders have granted an irrevocable proxy to Hoche to vote such Ordinary Shares, which includes 10,464,612 shares held in escrow subject to release pursuant to the terms of the Transaction Support Agreement and related escrow agreement.

Table of Content
(9)Based on a Schedule 13D filed on April 22, 2025. Represents Ordinary Shares beneficially owned by Flying Fish Ventures L.P. ("Flying Fish Ventures"), an entity that is controlled and managed by Magnolia Management GP LLC, a Delaware limited liability company, which is managed and controlled by Tomas Fernandez Mac Auliffe and Eduardo Fernandez Mac Auliffe. Includes 484,202,796 Ordinary Shares held by, or issuable to, Flying Fish Ventures, consisting of: (i) 454,875,004 Ordinary Shares held directly by Flying Fish Ventures and (ii) 29,327,792 Ordinary Shares issuable to Flying Fish Ventures upon the exercise of a warrant at an exercise price of $0.06313 per Ordinary Share.
(10)Based on a Schedule 13D filed on April 22, 2025. Represents Ordinary Shares beneficially owned by Santana S.A. ("Santana") and its affiliate, Saint Thomas Commercial S.A. ("ST Commercial"), each an entity that is controlled and managed by Leonidas Vial Echeverria, Chairman of Santana and ST Commercial. Includes 170,096,318 Ordinary Shares held by, or issuable to, Santana and ST Commercial, consisting of: (a) 80,341,644 Ordinary Shares held directly by Santana, (b) 79,481,644 Ordinary Shares held directly by ST Commercial, (c) 5,136,515 Ordinary Shares issuable to Santana upon the exercise of a warrant at an exercise price of $0.06313 per Ordinary Share, and (d) 5,136,515 Ordinary Shares issuable to ST Commercial upon the exercise of a warrant at an exercise price of $0.06313 per Ordinary Share.
(11)Based on a Schedule 13D filed on April 28, 2025. Represents Ordinary Shares beneficially owned by, Becaril S.A. ("Becaril"), an entity that is controlled by Juan Jose Etcheverrito Oldrino and Fernando Moreira Muniz, directors of Becaril. Includes 325,109,560 Ordinary Shares held by, or issuable to, Becaril, consisting of: (i) 305,309,149 Ordinary Shares held directly by Becaril and (ii) 19,800,411 Ordinary Shares issuable to Becaril upon the exercise of a warrant at an exercise price of $0.06313 per Ordinary Share.
(12)Based on a Schedule 13D filed on April 25, 2025. Represents Ordinary Shares beneficially owned by Chemo Project S.A. ("Chemo"), an entity that is controlled by Nicola C. Wicki and Hector Garcia, directors of Chemo. Includes 325,109,560 Ordinary Shares held by, or issuable to, Chemo, consisting of: (i) 305,309,149 Ordinary Shares held directly by Chemo and (ii) 19,800,411 Ordinary Shares issuable to Chemo upon the exercise of a warrant at an exercise price of $0.06313 per Ordinary Share.
(13)Based on the Company’s shareholder register.

B.RELATED-PARTY TRANSACTIONS
We have engaged in, and we expect that we will continue to engage in, transactions with related parties, including, without limitation, the transactions described below. We believe the terms and conditions of these arrangements are generally equivalent to those which we could obtain from an unaffiliated third party, to the extent there are third parties which could provide comparable goods or services. For more information regarding our relationships and transactions with related parties, see Note 30 to our Annual Audited Consolidated Financial Statements, included elsewhere in this Annual Report.
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

Table of Content
The table below sets forth the entities Procaps has engaged in related party transactions with and their relationship to Procaps.

Related Party	Relationship to Procaps
Promedical S.A.	A Bolivian sociedad anónima owned 50% by the Minski Family and measured as an equity method investment.

Fundación Procaps	A Colombian non-profit entity owned 100% by members of the Minski Family.

Industrias Intercaps de Venezuela, C.A.	A Venezuelan compañía anónima owned 100% by members of the Minski Family and Hoche.

Originates Inc.	A Florida corporation owned 100% by members of the Minski Family.

Gelco S.A.S.	A Colombian sociedad por acciones simplificada that is 18.75% owned by members of the Minski Family.

Gelco Gelatinas do Brasil	A Colombian sociedad por acciones simplificada that is 18.75% owned by members of the Minski Family.

Laboratorios Vivax Pharmaceutical C.A.	A Venezuelan compañía anónima owned 100% by members of the Minski Family and Hoche.

C.I. Naturmega S.A.	A Colombian sociedad anónima owned 92% by members of the Minski Family. Mostly a supplier.

Simviel S.A.S.	A Colombian sociedad por acciones simplificada owned 100% by a member of the Minski Family.

Pharma Perspectives S.A.	A Costa Rican sociedad anónima owned 100% by members of the Minski Family and Hoche.

Carlton Mega Inversiones S.A.	A Costa Rican sociedad anónima owned 100% by members of the Minski Family and Hoche.

Sognatore Trust	A trust for the benefit of certain members of the Minski Family.

Deseja Trust	A trust for the benefit of certain members of the Minski Family.

Simphony Trust	A trust for the benefit of certain members of the Minski Family.

Union Acquisition Associates II, LLC	A Florida limited liability company controlled by a member of the Board of Directors.

Palo Santo Media LLC	A Florida limited liability company owned and controlled by an immediate family member of a member of the Board of Directors.

Escala Impesores S.A.S	A Colombian sociedad por acciones simplificada owned by a brother of the Minski Family. Mostly a supplier.

Dilcrest Assets S.A.	A Panamanian sociedad anónima owned 100% by members of the Minski Family.

Table of Content

Herfroze Investments Ltd.	A Panama Limited liability company owned by members of the Minski Family.

Bindermoor Overseas S.A.	A Panama company owned by members of the Minski Family.

WM Partners LP	A Florida private equity firm that is 45% owned by members of the Minski Family and 45% owned by a member of the Board of Directors.

Batley Managment	A Panama company owned by members of the Minski Family.
Purchase and Sale of Goods and Services and Commercial Operations
Purchase of Goods and Services
Procaps has purchased goods and services in the ordinary course of business in arm’s length transactions under market terms from several related parties. During the years ended December 31, 2023, 2022, and 2021, Procaps purchased goods and services from the following companies: (i) C.I. Naturmega S.A.; (ii) Gelco S.A.S.; (iii) Productora de Gelatina S.A.S.; (iv) Originates Inc.; (v) Simviel S.A.S.; and (vi) Productora de Gelatina Do Brazil ltda, (vii) Wm Partners, L. P.; and (viii) Palosanto Media LLC and (ix) Escala Impesores S.A.S Such goods and services consisted primarily of the sale of refined fish oil, gelatin and other raw materials. During the years ended December 31, 2023, 2022, and 2021, Procaps has purchased a total of $19.1 million, $15.9 million, and $13.7 million in goods and services from these companies, respectively.
Sale of Goods
Procaps has sold goods in the ordinary course of business in arm’s length transactions under market terms to several related parties. During the years ended December 31, 2023, 2022, and 2021, Procaps sold goods to the following companies: (i) C.I. Naturmega S.A., (ii) Promedical S.A, (iii) Industrias Intercaps de Venezuela C.A. and (iv) Laboratorios Vivax Pharmaceutical C.A . Such goods consisted primarily of raw materials. During the years ended December 31, 2023, 2022, and 2021, Procaps has sold a total of approximately $4.5 million, $8.0 million, and $5.6 million in goods to these companies, respectively. Amounts previously reported for 2021 have been revised to correct for an immaterial misstatement which have no impact on amounts reported in the consolidated financial statements.
Sale of Services
Procaps has sold services in the ordinary course of business in arm’s length transactions under market terms to several related parties. During the years ended December 31, 2023, 2022, and 2021, Procaps sold services to the following companies: (i) Promedical S.A.; (ii) Originest Inc,; (iii) CI Naturmega S.A. and (iV) Fundacion Procaps Such services consisted primarily of technical advisory services. During the years ended December 31, 2023, 2022, and 2021, Procaps has sold a total of approximately $478 thousand, $1.034 thousand, and $116 thousand in services to these companies, respectively.
Commercial Operations
Procaps has conducted commercial operations in the ordinary course of business in arm’s length transactions under market terms with several related parties.
During the years ended December 31, 2023, 2022, and 2021, Procaps maintained balances of commercial operations with the following companies, generating accounts receivables by: (i) C.I. Naturmega S.A.; (ii) Industrias Intercaps de Venezuela C.A.; (iii) Originates Inc.; (vi) Productora de Gelatina S.A.S.; (v) Pharma Perspectives S.A.; (vi) Carlton Mega Inversiones S.A.; (vii) Escala Impresores S.A. and (viii) Promedical S.A. Such commercial operations consisted primarily of back-office services, leases, technical advisory and sale of finished products and raw materials. During the years ended December 31, 2023, 2022, and 2021, Procaps generated a total of approximately $13.5 million, $14.0 million, and $12.4 million in accounts receivables owed by these companies, respectively.

Table of Content
During the years ended December 31, 2023, 2022, and 2021, Procaps conducted commercial operations with the following companies, generating accounts payable to: (i) C.I. Naturmega S.A.; (ii) Fundación Procaps; (iii) Originates Inc.; (iv) Gelco S.A.S.; (v) Productora de Gelatina S.A.S.; (vi) Promedical S.A.; (viii) Escala Impresores S.A.S. and (ix) Gelco Do Brazil. Such commercial operations consisted primarily of purchase of raw materials, technical advisory and leases. During the years ended December 31, 2023, 2022, and 2021, Procaps generated a total of approximately $ 8.1 million, $6.1 million and $4.2 million in accounts payable to these companies, respectively.
Related Party Donations, Advances, Long-Term Receivables, Loans and Guarantees
Donations
Procaps S.A. has made donations to Fundación Procaps in the total amount of approximately $ 1.14 million, $0.8 million, and $0.7 million for the years ended December 31, 2023, 2022, and 2021, respectively.
Advances
Procaps periodically advances payments for services to be performed by certain related parties, including Simviel S.A.S. As of December 31, 2023, no advances were made.
Long-Term Receivables
Procaps sold pharmaceutical products to Industrias Intercaps de Venezuela and Laboratorios Vivax Pharmaceutical S.A. from 2010 through 2015 which, as of the date of this Annual Report, have not been paid. Long-term receivables in connection with such past sales outstanding as of December 31, 2023, owed by Industrias Intercaps de Venezuela C.A. and Laboratorios Vivax Pharmaceutical C.A. total approximately $18 million and $5.3 million, respectively. All such amounts have been impaired for by Procaps. For more information, see Note 31 to our Annual Audited Consolidated Financial Statements included elsewhere in this Annual Report.
Guarantees
Procaps S.A., a subsidiary of Procaps, is a guarantor under a loan by Banco Colpatria Multibanca Colpatria S.A., as lender, to C.I. Naturmega S.A., as borrower, the outstanding balance of which as of December 31, 2023 was $0.
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
Accounts Payable – Transactions Identified Through Internal Investigation
During the years ended December 31, 2023, 2022, and 2021, the Audit of Committee of the Board of Directors and the Company conducted an exhaustive review of the Company's financial records, which identified circumstances requiring accounting adjustments to ensure the proper presentation of the financial statements. As part of this review, adjustments were recorded to accounts payable related to advance payments and brand license agreements that had been initially recognized without the requisite supporting documentation or adequate commercial rationale. These adjustments resulted in accounts payable to the following counterparties: (i) Dilcrest Assets S.A.; (ii) Herfroze Investments Ltd.; (iii) Bindermoor Overseas S.A.; and (iv) Batley Management. The adjustments were made to preserve the integrity and accuracy of the Company’s accounting records and to enhance the transparency and reliability of its reported financial position. As a result, Procaps recorded total accounts payable to these entities of approximately $13.1 million and accounts receivable of approximately $2.1 million as of each December 31, 2023, 2022, and 2021, respectively.

Table of Content
C.INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8. FINANCIAL INFORMATION
A.CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
The Company’s Annual Audited Consolidated Financial Statements are included in Item 18 under the heading “Financial Statements.”
Legal Proceedings
We are involved in investigations, claims, lawsuits and other proceedings arising in the ordinary course of business. These matters involve personnel and employment issues, regulatory matters, contract, administrative and tax proceedings, among others, arising in the ordinary course of business, involving total contingencies of $0.1 million as of December 31, 2023. As of December 31, 2023, our total contingencies relating to legal proceedings in which our external legal counsel has identified the risk of loss as being probable and/or for which a provision had been recorded in our Consolidated Financial Statement were: (i) $0.07 million related to labor claims, (ii) $0.04 million related to administrative claims and (iii) 0.02 million related to tax administrative. For more information our litigation contingencies, see Note 24 to our Annual Audited Consolidated Financial Statements, included elsewhere in this Annual Report.
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

Table of Content
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

B.SIGNIFICANT CHANGES
There have been no significant changes since the approval date of our Annual Audited Consolidated Financial Statements included elsewhere in this Annual Report.

ITEM 9. THE OFFER AND LISTING
A.OFFER AND LISTING DETAILS

Our Ordinary Shares were listed on the Nasdaq Global Market on September 30, 2021, under the symbol “PROC” and the Ordinary Shares were suspended from trading on the Nasdaq Stock Market on February 4, 2025.

On January 31, 2025, the Company received a letter from the Panel of Nasdaq. This letter notified the Company that the Panel determined to delist the Company’s Ordinary Shares from Nasdaq as a result of the Company’s failure to demonstrate compliance with Nasdaq Listing Rules 5250(c)(1) and 5250(c)(2) for failing to file periodic and interim financial reports with the SEC. As a result, the Company’s Ordinary Shares were suspended from trading on the Nasdaq on February 4, 2025.

As of the date of the filing of this Annual Report, our Ordinary Shares are quoted on the OTC Expert Market under the symbol “PROCF” on an “unsolicited only” basis. Pursuant to Rule 15c2-11 under the Exchange Act, effective September 26, 2021, companies that do not make current information publicly available under the Exchange Act rules are transitioned to the OTC Expert Market. The trades on the OTC Expert Market are limited primarily to private purchases and sales among sophisticated investors with sufficient investment experience, among others. See “Risk Factors – The delisting of our Ordinary Shares from the Nasdaq Stock Market may continue to have a material adverse effect on the trading and price of our Ordinary Shares, and we cannot assure you that our Ordinary Shares will be relisted, or that once relisted, they will remain listed” for additional information related to the lack of liquidity of our securities.

B.DISTRIBUTION PLAN
Not applicable.

Table of Content
C.MARKETS

On January 31, 2025, the Company received a letter from the Panel of Nasdaq. This letter notified the Company that the Panel determined to delist the Company’s Ordinary Shares from Nasdaq as a result of the Company’s failure to demonstrate compliance with Nasdaq Listing Rules 5250(c)(1) and 5250(c)(2) for failing to file periodic and interim financial reports with the SEC. As a result, the Company’s Ordinary Shares were suspended from trading on the Nasdaq on February 4, 2025.

The Company’s Ordinary Shares have been quoted on the OTC Expert Market under the symbol “PROCF” since February 4, 2025, on an “unsolicited only” basis.

D.SELLING SHAREHOLDERS
Not applicable.

E.EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A.SHARE CAPITAL
Not applicable.
B.MEMORANDUM AND ARTICLES OF ASSOCIATION
The following is a summary of some of the terms of our Ordinary Shares, based on the Company’s amended and restated articles of association. The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Company’s amended and restated articles of association, and applicable Luxembourg law, including Luxembourg corporate law.
Ordinary Shares
Share Capital
As of 9 April 2025, the Company is authorized to issue 296,134,688 Ordinary Shares under its authorized share capital.
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

Table of Content
As of 9 April 2025, there were 2,303,865,312 Ordinary Shares outstanding and issued, 4,000,000 Redeemable A Shares issued and held in treasury by the Company and 4,500,000 Redeemable B Shares issued and held in treasury by the Company. There were also (a) 23,375,000 public Warrants outstanding, each entitling the holder to purchase one Ordinary Share at an exercise price of $11.50 per share and (b) 6 private Warrants outstanding, each entitling the holder to purchase Ordinary Shares of the Company.
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
Upon the consummation of the Business Combination, a delegate of the Board of Directors, who was granted powers pursuant to resolutions of the Board of Directors, resolved on the issuance of Ordinary Shares out of the authorized capital to Union shareholders. When delegating such powers to the delegate, the Board of Directors resolved on the applicable procedures and timelines to which such issuance will be subjected. In the event a proposal of the Board of

Table of Content
Directors to issue new Ordinary Shares exceeds the limits of the Company’s authorized share capital, the Board of Directors must then convene the shareholders to an extraordinary general meeting to be held in front of a Luxembourg notary for the purpose of increasing the issued share capital. Such meeting will be subject to the quorum and majority requirements required for amending the amended and restated articles of association, it being understood that the amended and restated articles of association may be amended by at least two thirds (2/3) of the votes validly cast at such general meeting at which a quorum of more than half (1/2) of the Company’s share capital is present or represented. If no quorum is reached in a meeting, a second meeting may be convened in accordance with the provisions of Luxembourg law and the amended and restated articles of association of the Company, which may deliberate regardless of the quorum and at which resolutions are adopted by at least two thirds (2/3) of the votes validly cast. Abstentions and nil votes shall not be taken into account. If the capital call proposed by the Board of Directors consists of an increase in the shareholders’ commitments, the Board of Directors must convene the shareholders to an extraordinary general meeting to be held in front of a Luxembourg notary for such purpose. Such meeting will be subject to the unanimous consent of the shareholders.
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
(1)prior authorization by a simple majority vote at an ordinary general meeting of shareholders, which authorization sets forth:
(a)the terms and conditions of the proposed repurchase and in particular the maximum number of Ordinary Shares to be repurchased;
(b)the duration of the period for which the authorization is given, which may not exceed five years; and
(c)in the case of repurchase for consideration, the minimum and maximum consideration per share;
(2)redemptions, including shares previously acquired by the Company and held by it in its portfolio and shares acquired by a person acting in his, her or its own name, but on behalf of the Company, may not result in the net assets as shown in the annual accounts falling below the amount of the subscribed capital, increased by the reserves which Luxembourg law or the articles of association do not permit to distribute;
(3)only fully paid-up Ordinary Shares may be repurchased; and
(4)the offer to repurchase must be made on the same terms to all shareholders in the same situation except for repurchases which have been unanimously decided by a general meeting at which all shareholders were present or represented; similarly, listed companies may purchase their own Ordinary Shares on the stock exchange without an offer to acquire having to be made to its shareholders.
When the acquisition of the Company’s own Ordinary Shares is necessary to avoid serious and imminent harm to the Company, the prior authorization by a simple majority vote at an ordinary general meeting of shareholders described in paragraph (1) above shall not apply. In such a case, the Board of Directors must inform the shareholders at the following

Table of Content
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

Within the framework approved at the 2022 AGM, the Board of Directors approved on February 13, 2023 a share repurchase program under Rule 10b-18 of the Exchange Act, for the purchase of up to $5.0 million Ordinary Shares or 2,000,000 Ordinary Shares, whichever is less (the “Repurchase Program”). The consideration for such repurchase(s) corresponds to the consideration approved by the 2022 AGM. In December, 2023, our Board of Directors renewed the Repurchase Program for the fiscal year 2024 under the same terms.
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

Table of Content
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

Table of Content
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

C.MATERIAL CONTRACTS
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

D.EXCHANGE CONTROLS
None.
E.TAXATION
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
LUXEMBOURG TAX CONSIDERATIONS
The following is a general description of certain Luxembourg tax considerations relating to the Company and the holders of Ordinary Shares and Warrants. It does not purport to be a complete analysis of all tax considerations in relation to the Ordinary Shares and Warrants. It is included herein solely for preliminary information purposes. It is not intended to be, nor should it be construed to be, legal or tax advice. It is a description of the essential material Luxembourg tax consequences with respect to the subscribing for, purchasing, owning and disposing of the Ordinary Shares and Warrants and may not include tax considerations that arise from rules of general application or that are generally assumed to be known to investors. Prospective purchasers should consult their own tax advisers as to which countries’ tax laws could be relevant to acquiring, holding and disposing of the securities and the consequences of such actions under the tax laws of those countries. This overview is based upon the law as in effect on the date of this Annual Report and is subject to any change in law that may take effect after such date, even with retroactive effect.
The summary below is intended as an overview of certain tax consequences in relation to the Company and the purchase, ownership and disposition of Ordinary Shares and Warrants under Luxembourg law.

Table of Content
Please be aware that the residence concept used under the respective headings below applies for Luxembourg income tax assessment purposes only. Any reference in the present section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax law and/or concepts only. Also, please note that a reference to Luxembourg income tax generally encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi) as well as personal income tax (impôt sur le revenu des personnes physiques). Corporate taxpayers may further be subject to net worth tax (impôt sur la fortune), as well as other duties, levies and taxes. Corporate income tax, municipal business tax and the solidarity surcharge invariably apply to most corporate taxpayers’ resident in Luxembourg for tax purposes. Corporate taxpayers may further be subject to a top-up tax arising under any legislation implementing OECD (2021), Tax Challenges Arising from Digitalisation of the Economy – Global Anti-Base Erosion Model Rules (Pillar Two): Inclusive Framework on BEPS, OECD/G20 Base Erosion and Profit Shifting Project, OECD Publishing, Paris (the “OECD Pillar 2 Model Rules”), Council Directive (EU) 2022/2523 of 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the Union (the “Pillar 2 Directive”), the Luxembourg law of 22 December 2023 implementing the Pillar 2 Directive (the “Pillar 2 Law”) or similar rules (the “Pillar 2 Laws”). Individual taxpayers are generally subject to personal income tax and solidarity surcharge. Under certain circumstances, where individual taxpayers act in the course of the management of a professional or business undertaking, municipal business tax may apply as well.
Taxation of the Company
The Company, being a Luxembourg resident fully-taxable company, it should be subject to Luxembourg tax on its worldwide profits at the current combined ordinary rate of 24.94% for Luxembourg City in 2023 and 2024, including the 17% corporate income tax (“CIT”) (national rate in 2023 and 2024), a 6.75% municipal business tax (“MBT”) (rate in the municipality of Luxembourg City in 2023 and 2024) and a solidarity surcharge (together the “Income Tax”).
As from fiscal year 2025, CIT is levied at a maximum rate of 17.12% (including the 7% solidarity surcharge), MBT rate remains at 6.75% for companies having their registered office in the city of Luxembourg. The maximum aggregate CIT and MBT rate consequently amounts to 23.87% for companies located in the city of Luxembourg in 2025.
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

For fiscal years 2023 and 2024, companies for which the sum of fixed financial assets (i.e., financial assets notably including shares and loans, transferable securities and cash) exceeds 90% of their total balance sheet and € 350,000 are liable to a minimum annual NWT of € 4,815. Other companies are liable to a minimum progressive tax (in an amount up to € 32,100), depending on the total assets on their balance sheet.

As from fiscal year 2025, the minimum annual NWT should amount to EUR 535 where the total balance sheet is less or equal to EUR 350,000, EUR 1,605 where the total balance sheet is higher than EUR 350,000 and less or equal to EUR 2,000,000, and EUR 4,815 where the total balance sheet is higher than 2,000,000.
Withholding taxation
Any dividend distributed by the Company to its shareholders will in principle be subject to a 15% withholding tax unless an exemption or a reduced treaty rate applies.

Table of Content

Top-up tax

The Company may be subject to a top-up tax in Luxembourg if it falls within the scope of the Pillar 2 Law. Such top-up tax is currently determined under either an income inclusion rule (“IIR”) or a qualified domestic minimum top-up tax rule (“QDMTT”).
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
Taxation of Luxembourg residents
Holders who are Luxembourg resident individuals will generally be subject to income tax on income derived from the Ordinary Shares and Warrants. Capital gains realized upon the disposal, sale or redemption of the Ordinary Shares and Warrants by individual resident holders acting in the course of the management of their private wealth are in principle not subject to personal income tax (except if the gain has been realized within 6 months of the acquisition of the Ordinary Shares or Warrants), to the extent they do not hold a participation of more than 10% in the Company.

Dividends distributed by the Company to Luxembourg resident individuals who act in the course of the management of their private wealth are subject to personal income tax at the progressive ordinary rates. However, 50% of the gross amount of dividends received by Luxembourg resident individuals from the Company may in principle be exempt from income tax.
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

As from fiscal year 2025, Luxembourg resident companies may decline annually the benefit of the participation exemption where it applies solely by virtue of the acquisition price criterion (EUR 1.2 million for dividends and liquidation proceeds or EUR 6 million for capital gains). They may also opt out annually of the 50% partial exemption regime for dividends.
A holder who is a Luxembourg resident company benefiting from a special tax regime, such as (i) a specialized investment fund governed by the amended law of February 13, 2007, (ii) a family wealth management company governed

Table of Content
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
Net Wealth Tax
A Luxembourg resident as well as a non-resident who has a permanent establishment or a permanent representative in Luxembourg to which the Ordinary Shares or Warrants are attributable, are subject to Luxembourg NWT on such Ordinary Shares or Warrants, except if (a) the conditions of the participation exemption regime are met, or (b) the holder is (i) a resident or non-resident individual taxpayer, (ii) a securitization company governed by the amended law of March 22, 2004 on securitization, (iii) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (iv) a professional pension institution governed by the amended law dated July 13, 2005, (v) a specialized investment fund governed by the amended law of February 13, 2007, (vi) a family wealth management company governed by the law of May 11, 2007, (vii) an undertaking for collective investment governed by the amended law of December 17, 2010 or (viii) a reserved alternative investment fund governed by the amended law of July 23, 2016.
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
U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of certain U.S. federal income tax considerations to U.S. holders (as defined below) relating to the acquisition, ownership and disposition of the Ordinary Shares and Warrants as of the date hereof. The discussion below only applies to the Ordinary Share and Warrants held as capital assets for U.S. federal income tax purposes and does not describe all of the tax consequences that may be relevant to holders in light of their particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, or holders who are subject to special rules, such as:
•financial institutions or financial services entities;
•insurance companies;
•government agencies or instrumentalities thereof;

Table of Content
•regulated investment companies and real estate investment trusts;
•expatriates or former residents of the United States;
•persons that acquired the Ordinary Shares or Warrants pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;
•dealers or traders subject to a mark-to-market method of tax accounting with respect to the Ordinary Shares or Warrants;
•persons holding the Ordinary Shares or Warrants as part of a “straddle,” constructive sale, hedging, integrated transactions or similar transactions;
•U.S. holders whose functional currency is not the U.S. dollar;
•partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities;
•a person required to accelerate the recognition of any item of gross income with respect to the Ordinary Shares or Warrants as a result of such income being recognized on an applicable financial statement;
•a person actually or constructively owning 10% or more of the Ordinary Shares (by vote or value); or
•tax-exempt entities.
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
For purposes of this discussion, a U.S. holder means a beneficial owner of Ordinary Shares or Warrants that is, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate whose income is subject to U.S. federal income tax regardless of its source; or
•a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES AND WARRANTS. EACH HOLDER OF ORDINARY SHARES OR WARRANTS IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR,

Table of Content
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

Table of Content
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

Table of Content
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

Table of Content
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

F.DIVIDENDS AND PAYING AGENTS.
Not applicable.
G.STATEMENT BY EXPERTS
Not applicable.
H.DOCUMENTS ON DISPLAY
The Company makes its filings in electronic form under the EDGAR filing system of the SEC. Its filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at Procaps’ investor relations website at https://investor.procapsgroup.com/. Such filings and other information on its website are not incorporated by reference in this Annual Report. Interested parties may request a copy of this filing, and any other report, at no cost, by writing to the Company at the following address: Procaps Group, S.A. – 9 rue de Bitbourg, L-1273, Luxembourg, Grand Duchy of Luxembourg.
1.SUBSIDIARY INFORMATION
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES REGARDING MARKET RISK
We are exposed to cash flow and earnings fluctuations as a result of certain market risks. These market risks primarily relate to changes in interest rates and foreign exchange rate changes.
Interest Rate Risk
Procaps is exposed to risks in interest rates because it borrows money at both fixed and variable interest rates. Procaps manages this risk by constantly monitoring the macroeconomic variables that determine the variation of the interest rates and to the extent possible, incurring an appropriate combination between fixed rate and the variable rate loan financing. At the end of each reporting period a sensitivity analysis is performed for interest rates determined for financial obligations at the Colombian Depósitos Termino Fijo (Fixed Term Deposit Rate, or “DTF”), the Colombian Indicador Bancario de Referencia (Indicative Benchmark Interest Rate, or “IBR”) and the Secured Overnight Financing Rate (“SOFR”) at the end of the reporting period, raising awareness of an increase or a decrease of 100 points, which represents management’s assessment of the possible reasonable change in interest rates. For the years ended 2022, and 2021, the impact of these potential interest rate variations was deemed to be immaterial to our financial results, but given the interest

Table of Content
rate peak that took place in 2023 and the consequent effect it had on the total interests for the year, although still immaterial, a closer tracking to rates behavior became necessary.
Inflation Risk
Our functional and reporting currency is the U.S. dollar After a sustained period of relatively low inflation rates, the rates of inflation from previous periods are above or near recent historical highs in the United States as well as the other countries in which we operate. High rates of inflation may have a number of adverse effects on our business. For example, we have experienced an increase in our cost of sales and operating expenses, primarily with respect to sales, marketing and administrative expenses in previous years and this could happen again.
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
Foreign Currency Exchange Risk
Due to the nature of our global operations, we are exposed to cash flow and earnings fluctuations resulting from foreign exchange-rate variation. These exposures are transactional and translational in nature. Since we manufacture and sell our products throughout the world, our foreign-currency risk is diversified. Principal drivers of this diversified foreign-exchange exposure include the Colombia Peso, Brazilian Real, and the Peruvian Soles. Approximately 44% of our revenue for the year ended December 31, 2023 was U.S. dollar denominated. Our transactional exposure arises from the purchase and sale of goods and services in currencies other than the functional currency of our operational units. The financial statements of our operations outside of the United States are measured using the local currency as the functional currency. Adjustments to translate the assets and liabilities of these foreign operations in Colombian Pesos, Brazilian Reais and the Peruvian Soles are accumulated as a component of other comprehensive income/(loss) utilizing period-end exchange rates. Foreign-currency transaction gains and losses calculated by utilizing weighted average exchange rates for the period are included in the statements of operations in other (income)/expense, net.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.DEBT SECURITIES
Not applicable.
B.WARRANTS AND RIGHTS
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

Table of Content
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
C.OTHER SECURITIES
Not applicable.
D.AMERICAN DEPOSITARY SHARES
Not applicable.
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.

ITEM 15. CONTROLS AND PROCEDURES
A.DISCLOSURE CONTROLS AND PROCEDURES
Our management, under the supervision and with the participation of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and regulations promulgated thereunder) as of the end of the fiscal year covered by this Annual Report.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective to ensure that all information required to be disclosed by the Company in the reports filed or submitted under the Exchange Act were included.

Notwithstanding the conclusion by the CEO and CFO that our disclosure controls and procedures were not effective as of December 31, 2023, and despite the material weaknesses in our internal control over financial reporting described below, our CEO and CFO believe that the consolidated financial statements and related financial information included in this Annual Report fairly present in all material respects our financial condition, results of operations and cash flows as of the dates presented, and for the periods ended on such dates, in conformity with IFRS.
B.MANAGEMENT’S ANNUAL ASSESSMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for Procaps as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

Table of Content

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of Procaps’ internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on its evaluation, our management concluded that Procaps’ internal control over financial reporting was not effective as of December 31, 2023 due to the material weaknesses described below.

A “material weakness” is a deficiency or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company´s annual or interim financial statements will not be prevented or detected on a timely basis.

Newly Identified Material Weakness

As described in Item 5 – Restatement Background, the Audit Committee of the Board of Directors of Procaps, with the assistance of independent legal and forensic accounting advisors, conducted an internal investigation of matters relating to the Company’s historical accounting treatment and associated financial statement disclosures related to the “Independent Investigation”. As result of this, a material weakness related to management override of controls was identified, impacting related parties, third-party transactions, revenue recognition transactions, and compliance with laws and regulations among others due to:

•The unauthorized and improper recording of related party and third-party transactions and disclosures.
•The improper recognition of revenue that did not comply with the Company’s Accounting Policies and Procedures, including the required documentation to support revenue transactions.

The financial statements for the years ended 2022 and 2021 have been restated for errors identified over the course of the investigation (refer to our audited consolidated financial statements included herein for further details).

Previously Disclosed Material Weaknesses

In our Annual Report on Form 20-F for the year ended December 31, 2022, we identified the following material weaknesses:

(i) Our manual consolidation process which lacks the appropriate internal controls to prevent or detect material misstatements in a timely manner and to ensure that financial data recorded was complete and accurate.

(ii) Our information technology controls not being sufficiently designed and implemented to address certain information technology risks,

(iii) The sufficiency of technical accounting resources with an appropriate level of technical experience required for timely and accurate financial reporting in accordance with IFRS.

(iv) Lack of system controls and effective processes to ensure that all manual journal entries are properly reviewed and approved prior to posting to the general ledger.

(v) Our controls and monitoring activities are not effective to ascertain whether the components of our internal control are present and functioning.

Based on the material weaknesses identified above, the Company did not fully implement components of the COSO framework, including elements of the control environment, risk assessment, control activities, information and communication, and monitoring activities components.

Notwithstanding that conclusion, based on review, analysis and inquiries conducted subsequent to December 31, 2023, management believes that the consolidated financial statements and related financial information included in this Form 20-F fairly present in all material respects the Company’s financial condition, results of operations and cash flows as of the dates presented, and for the periods ended on such dates, in conformity with IFRS.

Table of Content
Remediation Efforts

Our management including a SARBANES OXLEY ACT Team, with the support of external advisors, and under the oversight of the Audit Committee of the Board of Directors, has continued the process of remediating the material weaknesses. Our actions to address the material weaknesses include:

Remediation efforts associated with the newly identified material weakness:

Once the findings of the investigation were known, the following actions were taken by the Company in 2024 and 2025:

•The Board members and executives involved in the aforementioned material weakness are no longer with the Company.
•The Audit Committee has renewed due to new shareholders decision.
•We have enhanced policies for the approval and disclosure of related party transactions.
•As part of the measures to strengthen revenue recognition, the Company modified the compensation policies of the commercial area, implemented procedures to establish principles for revenue recognition and criteria for variable consideration in determining the transaction price, and carried out renegotiations and contract signings with customers.

Remediation efforts associated with previously disclosed material weaknesses:

During fiscal year 2023, the Company began developing and implementing a remediation plan to address the material weaknesses identified. Management believes it identified the root causes that gave rise to the material weaknesses, defined remediation actions, and designed new controls for the internal control over financial reporting process. Management’s remediation efforts include the following:

•Manual Consolidation Process: During 2023 and 2024 we redesigned the consolidation process by implementing controls, developing detailed process flowcharts and accountability matrices, and standardizing reporting templates A structured monthly closing calendar and checklist were introduced to ensure completeness and consistency. These measures significantly reduced the volume of manual adjustments and enhanced the accuracy and timeliness of consolidated financial reporting.
•Information Technology Controls: Strengthened IT general controls by designing and implementing new access management process during 2023 and 2024, including user recertification and privilege reduction, enhancing change management procedures (e.g., segregation of testing environments, formal approval workflows), and implementing monitoring tools to detect and log critical system activity. These improvements increased the reliability and security of financial data processing environments.
•Technical Accounting Resources: Expanded the finance and reporting teams through the recruitment of professionals with strong IFRS, SARBANES OXLEY ACT, and SEC experience since 2023. Targeted IFRS training sessions were delivered across the organization, and external advisors were engaged to support complex accounting topics. The Company also adopted a formal accounting policies manual to guide consistent application of technical standards.
•Controls Over Manual Journal Entries: In 2024, introduced ERP workflow enhancements requiring independent review and documented approval for all manual journal entries prior to posting. Risk-based classification of manual vouchers was implemented, supported by dashboards for monitoring activity by entity and transaction type.
•Monitoring and Oversight Activities: During 2024 y 2025 periodic basis Management Review Controls, including monthly analytical reviews, variance analyses, and sub-certification procedures. An internal audit function, reporting to the Audit Committee, was initiated to assess control effectiveness and provide ongoing oversight. Standard templates and procedures were deployed to support consistency in monitoring across business units.
•Third Party Transaction Controls: Developed and implemented specific controls for related-party and third-party transactions, including maintenance of a comprehensive related-party registry, quarterly disclosure questionnaires, and mandatory legal and finance review for significant transactions. Transactions above predefined thresholds are reviewed by the Audit Committee to ensure transparency and regulatory compliance under IFRS and SEC rules.

Table of Content
The implementation of these remediation measures requires validation and testing of the design and operating effectiveness of controls over a sustained period of financial reporting prior to reaching a determination that the material weaknesses have been remediated.

As we continue to validate and test our internal control over financial reporting, we may determine which additional measures or modifications to the remediation plan are necessary. If the steps we take do not remediate the material weaknesses in a timely manner, there could continue to be a reasonable possibility that these control deficiencies or others could result in a material misstatement.

C.ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
This Annual Report does not include an attestation report of the Company’s independent registered public accounting firm because we qualify as an emerging growth company as such term is defined in the JOBS ACT and as such, we are exempt from such attestation requirement.
D.CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Except for the items described above, there have not been any changes in our internal control over financial reporting during the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
See Item 6.C above under the heading “Board Practices—Board Committees—Audit Committee” of this Annual Report. Each member of our audit committee is financially literate and our Board of Directors has determined that Mr. Carlos García Iragorri qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

ITEM 16B. CODE OF ETHICS
Our Board of Directors adopted a Code of Ethics applicable to our directors, executive officers and team members that complies with the rules and regulations of the SEC. The Code of Ethics is available on the Company’s website. In addition, the Company has posted on the Corporate Governance section of its website all disclosures that are required by law concerning any amendments to, or waivers from, any provision of the Code of Ethics. The reference to the Company’s website address in this Annual Report does not include or incorporate by reference the information on the Company’s website into this Annual Report.

Table of Content
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Fees Billed by the Company’s Principal Accountant
In 2023, Deloitte & Touche S.A.S. served as the principal external auditor for the Company. Fees billed by the principal accountant in 2023 and 2022 are detailed below:

	For the Year Ended December 31
	2023	2022	2021

	(in thousands of U.S. dollars)
Audit fees	6,303	2,585	4,724
Audit related fees	-	130	-
Tax fees	-	-	-
All other fees	-	-	-
Total	6,303	2,715	4,724
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
Tax Fees
Tax fees were paid for tax compliance and tax advice professional services
All other fees
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
Our audit committee has authorized all auditing and non-auditing services provided by our independent accountants during the year ended December 31, 2023 and the fees paid for such services

Table of Content

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
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
Within the framework approved at the 2022 AGM, the Board of Directors approved on February 13, 2023 a share repurchase program for the purchase of up to $5.0 million Ordinary Shares or 2,000,000 Ordinary Shares, whichever is less (the “Repurchase Program”). The consideration for such repurchase(s) corresponds to the consideration approved by the 2022 AGM.
All shares were repurchased in the open market pursuant to such share repurchase program.

Execution Date	Total Shares Purchased	Avg. Price per Share	Total Shares Purchased as part of Buyback Program	Aggregate Max. Number of Shares to be Purchased under Announced Buyback
June 2023	35,798	4.26	35,798	1,964,202
July 2023	169,478	4.12	169,478	1,794,724
August 2023	13,635	4.02	13,635	1,781,089
September 2023	16,495	3.77	16,495	1,764,594
October 2023	37,008	2.94	37,008	1,727,586
November 2023	199,894	2.75	199,894	1,527,692
December 2023	181,476	3.25	181,476	1,346,216

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.
Not applicable.

ITEM 16G. CORPORATE GOVERNANCE
Our corporate governance practices are governed by Luxembourg Companies Law and our amended and restated articles of association. As a foreign private issuer previously listed on the Nasdaq, we were subject to Nasdaq corporate governance listing standards. On January 31, 2025, the Company received a letter from the Panel of Nasdaq. This letter notified the Company that the Panel determined to delist the Company’s Ordinary Shares from Nasdaq as a result of the Company’s failure to demonstrate compliance with Nasdaq Listing Rules 5250(c)(1) and 5250(c)(2) for failing to file periodic and interim financial reports with the SEC. As a result, the Company’s Ordinary Shares were suspended from trading on the Nasdaq on February 4, 2025.

ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.

Table of Content

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

In connection with the consummation of the Business Combination, the Company adopted an Insider Trading Policy that, among other things, governs the purchase, sale and other disposition of the Company’s securities by its directors, executive officers, senior management and employees. The Company believes the Insider Trading Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations. A copy of the Company’s Insider Trading Policy, as amended to date, is filed as Exhibit 11.1 to this Annual Report.

ITEM 16K. CYBERSECURITY

In response to the dynamic cybersecurity landscape, the Company has established a cybersecurity risk management program. This program is designed to identify, assess, and respond to potential risks associated with our information systems, critical data assets, and broader business functions.

The Board has adopted an Audit Committee Charter which includes the cybersecurity oversight as part of the Audit Committee’s responsibilities. These responsibilities with respect to cybersecurity are as follows:

•Risk assessment and management.
•Review with management Procaps’ cybersecurity and other information technology risks, controls, and procedures, including Procaps’ plans to mitigate cybersecurity risks and respond to data breaches.

Key Components of Procaps’ cybersecurity program:

1. Risk Assessment Model:
•Our cybersecurity policies and procedures on cyber risk management were approved and published, and also a cybersecurity strategy.
•Our risk assessment model adheres to industry standards, quantifying cybersecurity, and technology risks.
•Rigorous reviews, internal audits, and exercises enhance the efficacy of our information security program.
2. Governance Oversight:
•The Audit Committee oversees annual enterprise risk assessments, including security, technology, and cybersecurity.
•The Audit Committee ensures oversight, receiving detailed reports and updates on cybersecurity risks presented by the Compliance Leader. Cybersecurity risk reporting was performed once in 2023 and on two occasions during 2024.
3. Incident Response Plan:
•Coordinated by the Information Security Officer and the Corporate IT & Digital Transformation Manager, our incident response plan undergoes periodic testing for resilience by expert cybersecurity companies. The internal cybersecurity team includes experts in cybersecurity, IT infrastructure management and incident response. Additionally, we have external cybersecurity experts to perform IT security testing and to support any cybersecurity requirement, including incident response activities.
•Cybersecurity governance is seamlessly integrated into risk management processes.
4. Collaborative Approach:
•Collaborative efforts with internal cybersecurity     specialists and cybersecurity advisory services are made to ensure a holistic approach to identifying and managing material cybersecurity threats.
•Semi-annual updates to the Audit Committee are made by the Compliance area to contribute to a proactive stance on cybersecurity.

Operational Measures:
1. Security Protocols:
•Oversight by our Information Security Officer ensures a program addressing security breaches and cyberattacks.

Table of Content
•Adherence to industry best practices, such as the NIST Cybersecurity Framework, guides our information security management.
2. Continuous Vigilance:
•Ongoing vulnerability analyses, and internal/external testing maintain continuous prevention approach.
•Procaps S.A. has an external Security Operations Center (SOC) service, in order to improve the ability to foresee and identify attack trends in its information technology infrastructure, the service includes the monitoring of our reputation on the Internet.
•While there were cyber-attack attempts during 2023, all reported events were controlled and there were no material effects on processes, equipment, products, services, customer or supplier relationships, competitive conditions, or critical information. Procaps S.A. does not have any ongoing proceedings related to cyber breaches.
3. General Risk Management:
•Our General Risk Management program comprehensively addresses material risks, including those related to cybersecurity.
•Collaboration with multidisciplinary teams contributes to effective cybersecurity measures.
4. Vendor Management:
•Robust vendor management processes enhance our cybersecurity resilience. We enforce through the contracts signed with third parties, the compliance with our cybersecurity policies and IT general controls.
•Engaging third parties for cybersecurity support ensures a resilient cybersecurity strategy.
5. Business Resilience:
•Procaps S.A. has a Disaster Recovery Plan (DRP) that undergoes annual testing.
•Procaps S.A. is currently in the process of outlining a Business Continuity Plan (BCP).

This disclosure underscores our organization's unwavering commitment to cybersecurity risk management through proactive measures, collaboration, and a continuous improvement mindset. It serves as a detailed overview of our strategies and processes to protect information systems, critical data, and overall business operations from potential cybersecurity threats.

ITEM 17. FINANCIAL STATEMENTS
The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS
(1)Financial Statements
Procaps Group S.A. and subsidiaries (The Group)
Consolidated Financial Statements for the years ended December 31, 2023, 2022 and 2021

Table of Content
ITEM 19. EXHIBITS
(b)List of Exhibits
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

Table of Content

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

4.17
Syndicated Loan Waiver Agreement (English Translation), dated May 2, 2023, by and among, Procaps S.A., the subsidiary co-obligors and guarantors named therein, the lenders named therein and Fiduciaria Bancolombia S.A., as administrative agent (incorporated by reference to Exhibit 4.17 to Procaps Group, S.A.'s Form 20-F filed with the SEC on May 12, 2023).

4.18
NPA Waiver Agreement, dated March 31, 2023, by and among, the Company, Procaps S.A., the subsidiary guarantors named therein and the Noteholders. (incorporated by reference to Exhibit 4.18 to Procaps Group, S.A.'s Form 20-F filed with the SEC on May 12, 2023).

4.19*
Credit Agreement, dated August 16, 2023, by and among Procaps, S.A., Procaps Group, S.A., the subsidiary guarantors thereto, Bancolombia S.A. and Banco Davivienda S.A. (incorporated by reference to Exhibit 99.1 to Procaps Group, S.A.'s Form 6-K filed with the SEC on August 21, 2023).

4.20*
Waiver Agreement, dated as of December 29, 2023, by and among, Procaps Group, S.A., Procaps S.A., the subsidiary guarantors named thereto, The Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Healthspring Life & Health Insurance Company, INC, and Cigna Health, and Life Insurance Company.

4.21*	Credit Agreement (exhibit 4.20) December Waiver
4.22*
Waiver and Fourth Amendment to Note Purchase and Guarantee Agreement, dated March 29, 2024, by and among Procaps Group, S.A., Procaps S.A., the subsidiary guarantors named thereto, The Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Healthspring Life & Health Insurance Company, INC, and Cigna Health, and Life Insurance Company.

Table of Content

4.23*	Credit Agreement March Waiver
4.24
Secured Convertible Note Subscription Agreement, dated as of November 29, 2024, by and between the Company and Hoche (incorporated by reference to Exhibit 99.1 to Procaps Group, S.A.’s Form 6-K filed with the SEC on December 3, 2024).

4.25
 Secured Convertible Note, dated as of November 29, 2024, by the Company in favor of Hoche (incorporated by reference to Exhibit 99.2 to Procaps Group, S.A.’s Form 6-K filed with the SEC on December 3, 2024).

4.26
 Share Pledge Agreement, dated as of November 29, 2024, by and among the Company, Hoche and Crynssen (incorporated by reference to Exhibit 99.3 to Procaps Group, S.A.’s Form 6-K filed with the SEC on December 3, 2024).

4.27	Form of Warrant to be issued to Hoche (incorporated by reference to Exhibit 99.4 to Procaps Group, S.A.’s Form 6-K filed with the SEC on December 3, 2024).
4.28
Subscription Agreement, dated as of April 3, 2025, by and among Procaps Group, S.A., Chemo Project SA and Becaril S.A. (incorporated by reference to Exhibit 10.1 to Procaps Group, S.A.’s Form 6-K filed with the SEC on April 14, 2025).

4.29
Subscription Agreement, dated as of April 3, 2025, by and among Procaps Group, S.A., Flying Fish Ventures L.P, Saint Thomas Commercial S.A. and Santana S.A. (incorporated by reference to Exhibit 10.2 to Procaps Group, S.A.’s Form 6-K filed with the SEC on April 14, 2025).

4.30
Subscription Agreement, dated as of April 3, 2025, by and among Procaps Group, S.A. and Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A. (incorporated by reference to Exhibit 10.3 to Procaps Group, S.A.’s Form 6-K filed with the SEC on April 14, 2025).

4.31
Subscription Agreement, dated as of April 3, 2025, by and among Procaps Group, S.A. and BTG Pactual Chile S.A. Corredores de Bolsa (incorporated by reference to Exhibit 10.4 to Procaps Group, S.A.’s Form 6-K filed with the SEC on April 14, 2025).

4.32
Subscription Agreement, dated as of April 3, 2025, by and among Procaps Group, S.A. and Regina International LP (incorporated by reference to Exhibit 10.5 to Procaps Group, S.A.’s Form 6-K filed with the SEC on April 14, 2025).

4.33
Subscription Agreement, dated as of April 3, 2025, by and among Procaps Group, S.A. and Corales, LLC (incorporated by reference to Exhibit 10.6 to Procaps Group, S.A.’s Form 6-K filed with the SEC on April 14, 2025).

4.34
Amendment No 1., dated as of April 3, 2025, to the Secured Convertible Note Subscription Agreement, dated November 29, 2024 (incorporated by reference to Exhibit 10.7 to Procaps Group, S.A.’s Form 6-K filed with the SEC on April 14, 2025).

4.35	Form of Warrant (incorporated by reference to Exhibit 10.8 to Procaps Group, S.A.’s Form 6-K filed with the SEC on April 14, 2025).
4.36
Subscription and Conversion Agreement, dated as of April 9, 2025, by and between Procaps Group, S.A. and Hoche Partners Pharma Holdings S.A. (incorporated by reference to Exhibit 10.9 to Procaps Group, S.A.’s Form 6-K filed with the SEC on April 14, 2025).

4.37
Subscription and Conversion Agreement, dated as of April 9, 2025, by and between Procaps Group, S.A., Chemo Project SA and Becaril S.A. (incorporated by reference to Exhibit 10.10 to Procaps Group, S.A.’s Form 6-K filed with the SEC on April 14, 2025).

4.38
Subscription and Conversion Agreement, dated as of April 9, 2025, by and between Procaps Group, S.A., Flying Fish Ventures L.P, Saint Thomas Commercial S.A. and Santana S.A. (incorporated by reference to Exhibit 10.11 to Procaps Group, S.A.’s Form 6-K filed with the SEC on April 14, 2025).

4.39	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.12 to Procaps Group, S.A.’s Form 6-K filed with the SEC on April 14, 2025).
4.40	Amended and Restated Note Purchase and Guarantee Agreement, dated April 9, 2025 (incorporated by reference to Exhibit 10.13 to Procaps Group, S.A.’s Form 6-K filed with the SEC on April 14, 2025).
4.41	Pari Passu Intercreditor Agreement, dated as of April 9, 2025 (incorporated by reference to Exhibit 10.14 to Procaps Group, S.A.’s Form 6-K filed with the SEC on April 14, 2025).
8.1	List of Subsidiaries.
11.1*	Procaps Group, S.A. Insider Trading Policy

Table of Content

12.1*	Certification of Melissa Angelini, Interim Chief Executive Officer of Procaps, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2*	Certification of Daniel Bernal, Interim Chief Financial Officer of Procaps, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1**	Certification of Melissa Angelini, Interim Chief Executive Officer of Procaps, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2**	Certification of Daniel Bernal, Interim Chief Financial Officer of Procaps, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
97.1*	Procaps Group, S.A. Executive Officer Clawback Policy
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*Filed herewith.
**Furnished herewith.
#Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.
##Management contract or compensation plan or arrangement.

Table of Content
SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PROCAPS GROUP S.A.

	By:	/s/ Melissa Angelini
	Name:	Melissa Angelini
	Title:	Interim Chief Executive Officer

Dated: September 2, 2025

Table of Content

Procaps Group, S.A. and subsidiaries (The Group)
Consolidated Financial Statements for the years ended December 31, 2023, 2022 (restated) and 2021 (restated)

Table of Content
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Procaps Group, S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Procaps Group, S.A. and subsidiaries (the “Company”) as of December 31, 2023, 2022 (restated) and January 1, 2022 (restated), the related consolidated statements of profit or loss and other comprehensive income, changes in equity (deficit), and cash flows, for the years ended December 31, 2023, 2022 (restated) and 2021 (restated) and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, 2022 (restated) and January 1 2022 (restated), and the results of its operations and its cash flows for the years ended December 31, 2023, 2022 (restated) and 2021 (restated) in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Restatement of the 2022 and 2021 Financial Statements

As discussed in Note 4 to the financial statements, the accompanying 2022 and 2021 financial statements have been restated to correct misstatements.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the financial statements, the Company is experiencing difficulty in generating sufficient cash flow to meet its obligations and sustain its operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Deloitte & Touche S.A.S.
Barranquilla, Colombia
September 2, 2025

We have served as the Company’s auditor since 2013.

Table of Content
Procaps Group, S.A. and subsidiaries (The Group)
Consolidated Statement of Profit or Loss and Other Comprehensive Income
For the years ended December 31, 2023, 2022 (restated) and 2021 (restated)
(In thousands of United States Dollars, unless otherwise stated)

		For the year ended December 31
	Notes	2023	2022 As restated*	2021 As restated*
Revenue	8	$423,748	$403,203	$403,739
Cost of sales		(185,772)	(168,075)	(173,667)
Gross profit		237,976	235,128	230,072

Sales and marketing expenses		(95,068)	(93,007)	(80,974)
Administrative expenses		(98,279)	(104,686)	(83,175)
Other income (expenses), net	11	27,454	(27,622)	(80,985)
Operating Profit		72,083	9,813	(15,062)
Finance income		19,724	74,087	10,413
Finance expense		(45,847)	(36,161)	(89,252)
Net finance (expense) income	10	(26,123)	37,926	(78,839)
Profit (Loss) before tax		45,960	47,739	(93,901)

Income tax expense	12	(5,617)	(11,613)	(13,091)
Profit/(loss) for the year		$40,343	$36,126	$(106,992)

Profit/(loss) for the year attributable to:
Owners of the parent company		40,343	36,126	(106,992)
Non-controlling interests		—	—	—

Earnings per share:
Basic and diluted, earnings/(loss) for the year attributable to ordinary equity holders of the Company (USD)	26	0.40	0.36	(1.09)
*Refer to Note 4. Independent Investigation and Restatement
The accompanying notes are an integral part of these Consolidated Financial Statements.

Table of Content
Procaps Group, S.A. and subsidiaries (The Group)
Consolidated Statement of Profit or Loss and Other Comprehensive Income
For the years ended December 31, 2023, 2022 (restated) and 2021 (restated)
(In thousands of United States Dollars, unless otherwise stated)

		For the year ended December 31
	Notes	2023	2022 As restated*	2021 As restated*
Profit/(loss) for the year		$40,343	$36,126	$(106,992)

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:
Remeasurement of net defined benefit liability		244	(222)	504
Income tax relating to items that will not be reclassified subsequently to profit or loss		85	107	(191)
Net of Tax		329	(115)	313
Items that will be reclassified subsequently to profit or loss:
Foreign currency exchange differences on translation of foreign operations		1,182	(3,377)	(300)
Net investment hedge	29.3.3	(3,670)	—	—
Foreign currency exchange differences from liquidated foreign operations reclassified to profit or loss		—	—	(751)
Other comprehensive income/(loss) for the year, net of tax		(2,159)	(3,492)	(738)
Total comprehensive income/(loss) for the year		$38,184	$32,634	$(107,730)

Total comprehensive income/(loss) for the year attributable to:
Owners of the parent company		38,193	32,631	(106,013)
Non-controlling interests		(9)	3	(1,717)
*Refer to Note 4. Independent Investigation and Restatement
The accompanying notes are an integral part of these Consolidated Financial Statements.

Table of Content
Procaps Group, S.A. and subsidiaries (The Group)
Consolidated Statement of Financial Position
As of December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

		As of December 31		As of January 1
	Notes	2023	2022 As restated*	2022 As restated*
Assets
Non-current assets
Property, plant and equipment, net	15	90,982	70,585	71,449
Right-of-use assets, net	16	46,659	42,393	41,356
Goodwill, net	13	—	5,791	6,803
Intangible assets, net	14	42,870	32,179	30,133
Investments in joint ventures	17	2,028	1,505	2,443
Other financial assets		2,186	210	256
Deferred tax assets, net	22	10,475	7,485	8,469
Other assets		1,654	3,078	4,531
Total non-current assets		$196,854	$163,226	$165,440
Current assets
Cash and cash equivalents	20	17,514	43,003	72,112
Trade and other receivables, net	19	124,854	106,416	100,045
Inventories, net	18	101,825	99,763	81,556
Amounts owed by related parties, net	30	3,908	4,587	3,257
Current tax assets	12	18,323	21,187	22,082
Other current assets		2,911	4,344	5,839
Other financial assets		6,310	—	—
Total current assets		$275,645	$279,300	$284,891
Total assets		$472,499	$442,526	$450,331

Liabilities and Shareholders’ Equity (Deficit)
Equity (Deficit)
Share capital	25	1,011	1,011	1,011
Share premium account	25	375,493	377,677	377,677
Reserves	25	50,238	45,743	42,749
Accumulated deficit		(396,286)	(432,541)	(465,891)
Accumulated other comprehensive loss		(30,246)	(28,087)	(24,595)
Equity (deficit) attributable to owners of the parent		$210	$(36,197)	$(69,049)
Non-controlling interest		(946)	(937)	(940)
Total equity (deficit)		$(736)	$(37,134)	$(69,989)
Non-Current liabilities
Borrowings	21	31,114	29,168	29,043
Warrant liabilities	27	3,039	10,916	23,112
Shares held in escrow	28.1	28,877	40,064	101,859
Deferred tax liabilities, net	22	2,485	6,747	4,945
Other liabilities		6,069	6,480	5,079
Total non-current liabilities		$71,584	$93,375	$164,038
Current liabilities
Borrowings	21	268,389	257,898	224,323
Hedging derivative financial instruments		1,792	—	—
Trade and other payables	23	93,063	90,560	87,356
Amounts owed to related parties	30	21,233	19,286	24,393
Current tax liabilities	12	7,819	6,926	12,293
Provisions	24	142	138	501
Other non-financial liabilities		9,213	11,477	7,416
Total current liabilities		$401,651	$386,285	$356,282
Total liabilities and shareholders’ equity (deficit)		$472,499	$442,526	$450,331
*Refer to Note 4. Independent Investigation and Restatement

The accompanying notes are an integral part of these Consolidated Financial Statements.

Table of Content
Procaps Group, S.A. and subsidiaries (The Group)
Consolidated Statement of Changes in Equity (Deficit)
As of December 31, 2023, 2022 (restated) and 2021 (restated)
(In thousands of United States Dollars, unless otherwise stated)

	Attributable to equity holders of the Company
	Share Capital	Share premium account	Other reserves[2]	Accumulated deficit	Accumulated other comprehensive loss	Total	Non-controlling interest	Total equity (deficit)
Balance as of January 1, 2021 (As Previously Reported)	$2,001	$54,412	$39,897	$(327,344)	$(24,421)	$(255,455)	$777	$(254,678)
Restatement for correction of errors	—	—	—	(28,589)	565	(28,024)	—	(28,024)
Balance as of January 1, 2021 (As restated)	$2,001	$54,412	$39,897	$(355,933)	$(23,856)	$(283,479)	$777	$(282,702)
Loss for the year 3	—	—	—	(106,992)	(751)	(107,743)	—	(107,743)
Transfer to reserves	—	—	2,852	(2,852)	—	—	—	—
Other comprehensive (loss)/income for the year	—	—	—	—	1,729	1,729	(1,717)	12
Non-controlling interest	—	—	—	—	(1,717)	(1,717)	—	(1,717)
Termination of put option agreements	903	297,796	—	—	—	298,699	—	298,699
Subtotal	2,904	352,208	42,749	(465,777)	(24,595)	(92,511)	(940)	(93,451)
Capital restructuring of Crynssen Pharma Group Limited (at exchange ratio of 1:33.4448)	(1,933)	1,933	—	—	—	—	—	—
Subtotal - restructured	971	354,141	42,749	(465,777)	(24,595)	(92,511)	(940)	(93,451)
Acquisition of Union Acquisition Corp. II	202	174,738	—	—	—	174,940	—	174,940
Shares held in escrow	(117)	(106,247)	—	—	—	(106,364)	—	(106,364)
Redemption of redeemable shares	(45)	(44,955)	—	—	—	(45,000)	—	(45,000)
Other	—	—	—	(114)	—	(114)	—	(114)
Balance as of December 31, 2021 (As restated)	1,011	377,677	42,749	(465,891)	(24,595)	(69,049)	(940)	(69,989)
Profit for the year	—	—	—	36,126	—	36,126	—	36,126
Transfer to reserves	—	—	2,994	(2,994)	—	—	—	—
Other comprehensive (loss)/income for the year	—	—	—	—	(3,495)	(3,495)	3	(3,492)
Non-controlling interest	—	—	—	—	3	3	—	3

Table of Content

Other	—	—	—	218	—	218	—	218
Balance as of December 31, 2022 (As restated)	$1,011	$377,677	$45,743	$(432,541)	$(28,087)	$(36,197)	$(937)	$(37,134)
Profit for the year	—	—	—	40,343	—	40,343	—	40,343
Transfer to reserves	—	—	4,495	(4,495)	—	—	—	—
Other comprehensive income/(loss) for the year	—	—	—	—	(2,150)	(2,150)	(9)	(2,159)
Non-controlling interest	—	—	—	—	(9)	(9)	—	(9)
Treasury shares acquired1	—	(2,184)	—	—	—	(2,184)	—	(2,184)
Other	—	—	—	407	—	407	—	407
Balance as of December 31, 2023	1,011	375,493	50,238	(396,286)	(30,246)	210	(946)	(736)

1Comprises the cost of the Company's shares held by the Group . As of December 31, 2023, the Group held 653,784 of the Company's Ordinary Shares.
2Includes the appropriate values from net income to comply with legal provisions related to asset protection according to applicable jurisdictions with cumulative earnings.
3Includes the OCI related to foreign currency exchange difference from liquidated foreign operations reclassified to Other Expenses, net for the year ended December 31, 2021.
The accompanying notes are an integral part of these Consolidated Financial Statements.

Table of Content
Procaps Group, S.A. and subsidiaries (The Group)
Consolidated Statement of Cash Flows
For the years ended December 31, 2023, 2022 (restated) and 2021 (restated)
(In thousands of United States Dollars, unless otherwise stated)

		For the year ended December 31
	Notes	2023	2022 As restated*	2021 As restated*
Operating activities
Profit/(loss) for the year		$40,343	$36,126	$(106,992)
Adjustments to reconcile net profit (loss) with cash flow from operating activities before changes in working capital:
Depreciation of property, plant and equipment	15	5,781	5,656	6,072
Depreciation of right-of-use assets	16	6,170	6,255	4,223
Amortization of intangibles	14	6,243	4,933	4,817
Income tax expense	12	5,617	11,613	13,091
Finance (income) expense	10	21,128	(37,926)	78,839
Share-based payment expense (listing expense)	11	—	—	73,917
Unrealized net foreign currency exchange difference		(24,869)	1,652	—
Share of result of joint ventures		(503)	919	305
Loss on sale/ Net (gain) of property, plant and equipment	15	560	450	(477)
Net loss on sale or disposal of intangibles	14	56	187	—
Impairment loss on property, plant and equipment	15	6,723	4,689	—
Impairment loss on right-of-use assets	16	374	356	—
Impairment loss on intangible assets	14	859	135	—
Impairment loss on goodwill	13	5,791	838	—
Inventory provision	18	12,132	6,332	5,254
Expected credit loss (reversals)	19	2,931	2,673	(819)
Provisions	24	91	43	—
Cash flow from operating activities before changes in working capital		89,427	44,931	78,230

Changes in working capital:
Trade and other receivables, net		(5,570)	(10,799)	(15,617)
Amounts owed by related parties		2,284	470	1,376
Inventories, net		6,591	(34,109)	(20,433)
Current taxes assets		2,864	895	(5,308)
Other current assets		1,433	—	(5,479)
Trade and other payables		32,511	(29,997)	20,975
Amounts owed to related parties		3,271	49,180	(85)
Current taxes liabilities		(6,507)	(6,708)	1,675
Other liabilities		(8,034)	7,062	(6,519)
Provisions	24	(101)	(416)	—
Other financial assets		(7,626)	143	561
Other assets		2,560	2,206	(2,660)
Cash generated from operations		113,103	22,858	46,716

Table of Content

Dividends received		—	—	300
Income tax paid		(5,468)	(7,308)	(11,562)
Cash flow provided by operating activities		$107,635	$15,550	$35,454

Investing activities

Acquisition of property, plant and equipment	15	(20,331)	(23,157)	(15,437)
Proceeds from sale of property, plant and equipment		—	1,681	954
Acquisition and development of intangibles	14	(12,462)	(10,963)	(10,403)
Proceeds from related parties	31	42	61	28
Payment of hedging derivative financial instruments		(1,878)	—	—
Cash flow used in investing activities		(34,629)	(32,378)	(24,858)

Financing activities
Proceeds from borrowings	21	83,253	136,257	280,794
Payments of borrowings	21	(137,955)	(124,916)	(272,301)
Advances from related parties	31	—	61	—
Payments to related parties	31	—	(7,191)	(9,154)
Interest paid on borrowings		(34,832)	(10,028)	(17,428)
Payment of lease liabilities	21	(5,992)	(6,679)	(8,854)
Repurchase of treasury shares		(2,184)	—	—
Redeemed shares	25	—	—	(45,000)
Cash obtained in acquisition (reverse reorganization)	25	—	—	129,986
Other distributions		(120)	(300)	(200)
Cash flow (used in) generated from financing activities		$(97,830)	$(12,796)	$57,843

Net (decrease) increase in cash		(24,824)	(29,624)	68,439
Cash at beginning of the year		43,003	72,112	4,229
Effect of foreign currency exchange rate changes		(665)	515	(556)
Cash at end of the year		$17,514	$43,003	$72,112
Non-cash financing and investing activities [1]		$60,165	$50,897	$64,280

1For the year ended December 31, 2023, non-cash investing and financing activities include new lease liabilities $2,574 (2022: $12,647, 2021: $7,283), interest capitalization on property, plant and equipment under IAS 23 $912 (2022: $196, 2021: $571), invoices from suppliers financed via reverse factoring classified as Borrowings $47,161 (2022: $32,358, 2021: $48,138) and derivative financial liabilities $1,792 (2022: $0, 2021: $0). For the year ended December 31, 2021, it also included 50% of the purchase price for the acquisition of a pharmaceutical production facility $744, termination of the put option agreements in exchange for new equity instruments in Procaps Group, S.A. $(239,273) (refer to Note 25. Shareholder’s equity), and conversion of SPAC Warrants to Warrants in Procaps Group, S.A. $29.
The accompanying notes are an integral part of these Consolidated Financial Statements.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
Note 1. General Company Information
Procaps Group, S.A., (the “Company”), a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg and its subsidiaries (collectively, the “Group”) primarily engages in developing, producing and marketing pharmaceutical solutions. Further information about the Group’s business activities, reportable segments and related party relationships is included in Note 8. Revenue, Note 9. Segment reporting and Note 31. Events after the reporting period, respectively.
The Group’s principal subsidiaries as of December 31, 2023 and 2022 are set out below. Unless otherwise stated, they have share capital consisting solely of Ordinary Shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

	Place of business/country of incorporation	Ownership interests held by		Principal activities
		the Group
Name of entity		2023	2022
Procaps S.A.	Colombia	100%	100%	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products.
C.I. Procaps S.A.	Colombia	100%	100%
Procaps S.A. de C.V	El Salvador	100%	100%
Softcaps - Colbras	Brazil	100%	100%
Diabetrics Healthcare S.A.S.	Colombia	100%	100%	Diabetes solutions and chronic disease management tool.
There are no significant restrictions on the ability of the Group to access or use assets and settle liabilities.
The Consolidated Financial Statements of the Group for the years ended December 31, 2023, 2022 and 2021 comprise the Group and its interest in joint ventures, investments and operations. The Group prepares and publishes its Consolidated Financial Statements in United States Dollars (“USD”), and the numbers are rounded to the thousands of USD unless otherwise stated. Foreign operations are included in accordance with the policies set out in Note 2.2. Functional and reporting currency.
The Consolidated Financial Statements were authorized for issue by the Group’s Audit Committee on August 25, 2025.
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

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
Emerging Growth Company Status
Procaps Group, S.A. is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The Group will remain an emerging growth company until the earliest of:
•The last day of the first fiscal year (a) following the fifth anniversary of a public equity offering, (b) in which its annual gross revenue totals at least $1.235 billion or (c) when the Group is deemed to be a large accelerated filer, which means the market value of the Group’s Ordinary Shares held by non-affiliates exceeds $700 million as of the prior June 30th; and
•The date on which the Group has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
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
The Acquisition, which was expected to close in the fourth quarter of 2022, was delayed indefinitely and subsequently terminated on January 1, 2023, after the Group was informed by the Sellers that a court in Mexico City issued a precautionary lien affecting a portion of capital stock of Grupo Somar in connection with a pending dispute that involves an investment by a fund managed by Advent International but that is otherwise unrelated to the Sellers, Grupo Somar, the Group, or the Acquisition.
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

Following the Group’s termination of the SPA, the Group advised the joint arrangers and book runners on January 1, 2023 of its desire to terminate the transaction documents (including, without limitation, the commitments under the Bridge

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
Credit Agreement and, for the avoidance of doubt, any commitments under the Commitment Letter) and pay all outstanding obligations, amounting to $5,719, under the Bridge Credit Agreement and any other transaction document as of January 10, 2023.
Senior Notes Amendment
The Group intended to prepay in full the aggregate principal amount of the 4.75% guaranteed senior notes due November 12, 2031 (the “Senior Notes”) issued by Procaps, S.A., the Group’s subsidiary, pursuant to a note purchase agreement (the “NPA”) entered into on November 5, 2021, with the noteholders thereunder (collectively, the “Noteholders”), together with interest accrued thereon to the date of such prepayment and the make-whole amount determined for the date of such prepayment pursuant to the NPA (the “Notes Payoff”). The Group previously expected that the closing of the Acquisition would occur on October 14, 2022, and accordingly, pursuant to the requirements of the NPA, delivered advance notice to the Noteholders of the Notes Payoff to occur on such date. As a result of a delay and subsequent termination in the closing of the Acquisition, the expected borrowing under the Credit Agreement did not occur, and the Group was unable to complete the Notes Payoff on the date scheduled, which technically constituted an event of default under the NPA. The Noteholders informed the Group that they would not exercise any rights or remedies under the NPA due to such technical default pending entry into an amendment to the NPA formally waiving such default, and the Group and the Noteholders executed temporary waivers in connection therewith. On November 1, 2022, the Group and the Noteholders entered into an amendment to the NPA (the “NPA Amendment”), formally waiving the technical default and which also (i) provided the Group the ability, until November 30, 2022, to prepay the Senior Notes with two business days’ notice, (ii) provided that the make-whole amount under the NPA shall in no case be less than $1,488, and (iii) provided that, if the Notes Payoff did not occur on or prior to November 30, 2022, a waiver fee of 3.75% per annum on the outstanding principal amount of Senior Notes outstanding shall (a) accrue from (and including) October 14, 2022 and (b) be payable to the Noteholders on the 12th day of February, May, August and November in each year (commencing on February 12, 2023), on the maturity date of such Senior Note and on each other date on which interest on such Senior Note is due and payable in accordance with the terms of the NPA and such Senior Note. The Notes Payoff did not occur on or prior to November 30, 2022, therefore triggering the 3.75% per annum waiver fee on the outstanding principal amount of Senior Notes with the terms mentioned above. Refer to Note 21. Borrowings for further detail on impact of the NPA Amendment.
Ongoing Military Operation in Ukraine and Related Sanctions
The ongoing military operation in Ukraine and the related sanctions targeted against the Russian Federation have disrupted international commerce and the global economy. In 2023, a subsidiary of the Group located in Colombia entered into a standard, arms-length commercial agreement with a Russian entity and began the sale and shipment of goods to Russia, which is permissible under the current US sanctions to Russia as established by the Office of Foreign Assets Control (OFAC). The Group does not hold any investments or assets in Russia and the sales to Russia for the year ended December 31, 2023 represent less than 1% of the total sales of the Group. The Group performed an initial compliance diligence before engaging in transactions and as of December 31, 2023, management evaluated if any risk associated with these transactions existed and concluded that there were no financial or any other risks identified. The Group does not have any other direct exposure to Ukraine, Russia or Belarus considering there are not any additional existing operations or sales in those locations, but management will continue to monitor new implementations of US restrictions and prohibitions related to transactions with Russia.

The length and severity of the effects on its business and the global economy are inherently unpredictable. Management will continue to monitor the effects of the war in Ukraine and its potential further impacts, including global supply chain disruptions, inflation, and high interest rates, when making certain estimates and judgments relating to the preparation of the Consolidated Financial Statements of the Group.

Note 2. Basis of preparation and accounting
The Consolidated Financial Statements of the Group for the years ended December 31, 2023, 2022 and 2021 have been prepared on a going concern basis in accordance with IFRS Accounting Standards as issued by the International Accounting Standard Board (“IASB”).

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
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
The Consolidated Statement of Financial Position has been prepared based on the nature of the Group’s operations, distinguishing: (a) current assets from non-current assets, where current assets are assets that should be realized, sold or used during the normal operating cycle, the assets are held primarily for the purpose of trading, or the assets owned with the aim of being sold in the short term (within 12 months); (b) current liabilities from non-current liabilities, where current liabilities are liabilities that should be paid during the normal operating cycle, , the liability is held primarily for the purpose of trading, the liability is due to be settled within twelve months after the reporting period, or it does not have the unconditional.
The Consolidated Statement of Cash Flows has been prepared using the indirect method.
The Consolidated Financial Statements present comparative information in respect of the previous periods, 2022 and 2021 for Consolidated Statement of Profit or Loss and Other Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows and related notes. Foreign operations are included in accordance with the policies set out in Note 2.2. Functional and reporting currency.
The accounting policies set out in Note 3. Material information on accounting policies have been applied in preparing the Consolidated Financial Statements for the year ended December 31, 2023, and the comparative information presented for the years ended December 31, 2022 and 2021.
The Group has applied accounting judgments, estimates and significant accounting assumptions described in Note 5. Critical accounting judgements and key sources of estimation uncertainty in preparing the Consolidated Financial Statements.
Note 2.1. Going concern

Management identified the following events and conditions which cast significant doubt on the Group’s ability to continue as a going concern:

Financial debt

As of December 31, 2023, the Group was in breach of certain of the covenants included under the Club Deal Credit Agreement, Note Purchase Agreement (“NPA”) and BTG agreements. Refer to Note 21. Borrowings for further details regarding the breach of each covenant. Although none of the lenders declared an event of default under the applicable agreements, these breaches resulted in the lenders having the right to require immediate repayment of the applicable indebtedness and as a result, the Group has classified the respective indebtedness, amounting to $190.3 million in the aggregate, to short term debt in current liabilities.

In 2024, Club Deal, NPA and BTG included payment commitments, of which $19.3 million corresponding to Q1 2024 and Q2 2024 were duly settled. However, in Q3 2024, the Group experienced an adverse liquidity situation that resulted in a missed payment of $18.7 million. In response, the Group initiated a debt renegotiation process, under which its outstanding obligations were categorized as follows:

•Categories 1, 2, and 3 comprise the so-called financial debt, amounting to approximately USD 30 million. The restructuring of this debt was finalized in December 2024, with payment commitments as follows: monthly installments during 2026 (Category 1); a single payment in December 2025 (Category 2); and principal repayment

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
during 2026 with monthly interest payments from January 2025 through December 2026 (Category 3). It is important to note that these debt instruments are not subject to any covenant requirements.

•Category 4 corresponds to the largest credit facilities, amounting to approximately USD 190 million, entered into with Club Deal; NPA; and BTG Pactual S.A and Banco BTG Pactual S.A. Negotiations related to these borrowings were concluded in April 2025 and resulted in revised interest rates, extended amortization schedules and new covenants, and enhanced collateral packages. Refer to Note 31. Borrowings for further details.

Private capital raise

On March 24, 2025, the Board of Directors of Procaps Group, S.A. approved (i) the issuance, through a private offering of ordinary shares ofUS$90,000,000; and (ii) the amendment to the Secured Convertible Note Subscription Agreement dated November 29, 2024, by and between the Company and Hoche Partners Pharma Holdings S.A., pursuant to which the Company issued the Secured Convertible Note to Hoche on November 29, 2024, in the principal amount of US$20,000,000 (the “First Note”), and the Secured Convertible Note to Hoche on December 27, 2024, in the principal amount of US$20,000,000.

Shareholders’ agreement

In November 2024, a Master Termination and Release Agreement was executed between the Minsky Family Group and Procaps, reflecting the parties’ mutual intention to terminate all obligations that any entity within the Procaps Group might owe, be required to pay, or otherwise perform in favor of any individual or entity of the Minsky Family Group and its Affiliates, arising from or related to any of the existing Agreements, with the exception of those defined as Excluded Agreements (collectively, the “Terminated Obligations”). Accordingly, each member of the Family Group, individually and on behalf of its respective affiliates, fully and irrevocably releases the Group from all of the Terminated Obligations; and waives and agrees not to bring, initiate or pursue, directly or indirectly, any claim, action or proceeding (whether judicial, administrative or extrajudicial) against any member of the Group arising from, related to or in connection with the Terminated Obligations.

As a result of the private capital raise and the related agreement, the ownership structure of the Entity was modified, resulting in a reduction of the former shareholders’ interest. In addition, following changes in Senior Management, the Company implemented a renewed corporate governance framework, aligned with international best practices and the standards applicable to a publicly listed entity, thereby strengthening its culture of ethics, transparency, and compliance.

Working capital

As of December 31, 2023, the Group had a net working capital deficit of $126,006 (2022: $106,985, 2021: $71,391), which consists of $268,389 of current borrowings, $1,792 of hedging derivative financial instruments, $93,063 of trade and other payables, $21,233 of amounts owed to related parties, $7,819 of current tax liabilities, net, $142 of provisions, $9,213 of other non-financial liabilities, offset by $275.645 of current assets.

Management’s assessment

Management assessed the Group’s cash flow projections, its ability to meet future levels of EBITDA and to meet its obligations and sustain its operations for the next twelve months from the issuance date. Based on the Group’s cash flow projections, Management believes that the Group will have sufficient funds to repay their obligations as they fall due and to meet its financial covenants. However, due to the uncertainty caused by current economic conditions, including inflation growth, increasing interest rates, global disruption to the supply chain, volatility in foreign exchange rates and industry price regulations, there is a material uncertainty regarding the Group’s ability to achieve the liquidity levels required to meet its financial covenants. The Group’s failure to comply with such financial covenants would result in an event of default, which could materially adverse affect the Group’s business, financial condition, liquidity and results of operations. In that event, the Group would seek additional waivers or alternative financing arrangements. As a result of these material uncertainties, Management concluded the above conditions and events raise significant doubt about the Group’s ability to continue as a going concern.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
Management has implemented or is in the process of implementing the following plan to mitigate the effects of these events and conditions:

Revenue growth and cost saving

Management has identified specific opportunities for revenue growth. Revenue growth initiatives include the (i) diversification of the customer base for the Nextgel business line and (ii) the partial recovery of unfulfilled sales in 2024, estimated, primarily due to liquidity constraints, which have been addressed through a private capital raise executed in the first half of 2025.

In addition, the Group has identified several gross margin improvement measures. These include negotiations with current and new suppliers to reduce raw material costs, realization of efficiencies from previously implemented cost-saving initiatives, price adjustments, and optimization of the product mix with a focus on higher-margin offerings.

Additional measures

Management has identified additional measures which could be implemented to further reduce costs and increase total revenues in order to provide sufficient cash flow to meet obligations as they fall due including: 1) reduce discretionary spending on marketing and capital expenditures; 2) sell additional trademarks and sanitary records not aligned with current plan; and 3) the execution of a strategic divestment plan involving non-core assets,; 4) further reduce headcount.

Summary

Management has evaluated the Group’s capital position, its ability to continue in the normal course of business for the foreseeable future, specifically regarding its ability to meet its financial obligations for the next twelve months from the issuance date. While Management believes that their revenue growth and cost savings, will allow the group to be able to meet its financial obligations and finance its growth, there is no assurance that these plans can be successfully implemented to generate the liquidity required to meet the Group’s needs. Failure to successfully implement these plans may have a material adverse effect on the Group’s business, results of operations and financial position, and may materially adversely affect its ability to continue as a going concern. As a result, Management concluded there is material uncertainty related to the events and conditions noted above that cast significant doubt on the entity’s ability to continue as a going concern. However, Management believes that the Group will be able to successfully implement these plans and, accordingly, have prepared the consolidated financial statements on a going concern basis. As a result, the consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets, the amounts or classification of liabilities, or any other adjustments that might be necessary should the Group be unable to continue as a going concern.

Note 2.2. Functional and reporting currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The Consolidated Financial Statements are presented in USD, which is Procaps Group, S.A. functional and presentation currency.
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

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
2.3.1. Reverse reorganization
The SPAC did not meet the definition of a business because it lacked substantive processes as defined by IFRS 3 - Bussines Combination. Thus, the Transaction was accounted for as an asset acquisition in exchange for a share based payment within the scope of IFRS 2 - Shared based payment.
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
Refer to Note 28.1. Reverse reorganization for further information related to the accounting and presentation of the Transaction.
Note 3. Material information on accounting policies
Note 3.1. Goodwill
Goodwill arising from the acquisition of a business is recorded at cost at the acquisition date, less accumulated impairment losses, if any.
Goodwill is stated at cost and not amortized but is tested for impairment on an annual basis and whenever there is an indicator that the cash-generating unit to which goodwill has been allocated may be impaired.
3.1.1 Goodwill impairment
Goodwill is tested for impairment annually at the cash-generating unit level, which is the level at which the assets generate largely independent cash inflows and are monitored for internal management purposes. An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income and are not subsequently reversed.
Impairment losses recognized for cash-generating units first reduce allocated goodwill and then the carrying amounts of the other non-financial assets in the unit on a pro rata basis.
Refer to Note 13. Goodwill, net and Note 5. Critical accounting judgements and key sources of estimation uncertainty for further information on the goodwill exposure and estimates applied, respectively.
Note 3.2. Transactions in foreign currency
When preparing the financial statements of the individual underlying entities of the Group, transactions in a currency other than the functional currency of the entity (“foreign currency”) are recorded using the exchange rates in effect on the transaction date. At the end of each reporting period, monetary items denominated in a foreign currency are translated at the exchange rates prevailing at that date. Non-monetary items calculated in terms of historical cost, in foreign currency, have not been translated.
For purposes of presenting the Consolidated Financial Statements, the assets and liabilities of the Group’s foreign currency transactions are expressed in USD, using the exchange rates prevailing at the end of the respective reporting period.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
Revenues and expenses are translated at the average exchange rates for the respective period. The exchange differences that arise, if applicable, are recognized through other comprehensive income and are accumulated in equity (attributed to the non-controlling interests when appropriate).
Note 3.3. Leases - Right-of-use assets & lease liabilities
The Group assesses whether a contract is or contains a lease at contract inception. The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of less than 12 months) and leases of low value assets (defined as assets with a value less than five thousand USD). For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease, and payments for these leases are presented in the combined statements of cash flows from operating activities.
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
Lease payments include fixed payments, less any lease incentives receivable, variable lease payments that depend on an index or a rate known at the commencement date, and purchase options or extension option payments if the Group is reasonably certain to exercise these options. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and right-of-use asset and are recognized as an expense in the Consolidated Statement of Profit or Loss and Other Comprehensive Income in the year/period in which the event or condition that triggers those payments occur.
A lease liability is remeasured upon a change in the lease term, changes in an index or rate used to determine the lease payments or reassessment of exercise of a purchase option. The corresponding adjustment is made to the related right-of-use asset.
The lease liability is presented in Borrowings and the right-of-use assets are presented in a single line in the Consolidated Statement of Financial Position.
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
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
3.4.1 Classification of financial assets
If and when applicable the Group follows the framework and requirements outlined in IFRS 9 - Financial Instruments to classify financial assets based on whether:
•The financial asset is held within a business model whose objective is to collect contractual cash flows or whose objective is achieved through the collection of contractual cash flows and the sale of financial assets; and
•The contractual terms give rise to cash flows that are only payments of principal and interest.
By default, all other financial assets are subsequently measured at fair value through profit or loss.
Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore all classified as current. Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, when they are recognized at fair value. The Group holds the trade receivables with the objective of collecting the contractual cash flows and therefore, measures them subsequently at amortized cost using the effective interest method.
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
The Group applies the ‘simplified’ approach as required by IFRS 9 - Financial Instruments since generally the Group’s trade receivables do not include a significant financing component. The Group recognizes the lifetime expected credit losses over the life of the trade receivables.
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
3.4.5 Impaired trade receivables
A financial asset has been impaired when one or more events have occurred that have a negative impact on the estimated future cash flows of the trade receivable. The evidence of credit impairment includes observable data on the following events:
•significant financial difficulty of the customer;
•customer enters into or is likely to enter into bankruptcy;
•a breach of contract, such as an expired event; and
•for economic or contractual reasons one or more concessions have been granted.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
3.4.6 Measurement of impairment
The expected credit losses on trade receivables are estimated using a methodology where a probability of default is estimated based on historical information, adjusted for current and forecasted economic conditions, if applicable. If applicable and significant, the Group may adjust the provision based on a probability weighting of various scenarios and factors in the time value of money:
•Probability of default (‘PD’): The PD is derived by analyzing a rolling dataset of twenty-four months in which trade receivables are tracked and analyzed as they move through the aging buckets.
•Loss given default: The Group typically defines the loss given default to be one hundred percent.
•Exposure at default: The trade receivable balance as of the reporting date, net of advances and credit notes.
As of the reporting dates presented, the Group has not deemed these to be significant.
The Group estimates the probability of default at the pool level and then applies such pool level PD to the trade receivables within that pool. The Group generally defines each pool within its main subsidiaries as:
•Domestic
•Export
•Government
•Related parties
The Group recognizes an impairment loss or gain in the aggregate for all trade receivables as a provision with corresponding amount recognized in Sales and marketing expenses.
The Group writes-off individual trade receivables when they become 365 days past due.
3.4.7 Derecognition of financial assets
The Group derecognizes a financial asset only when the contractual rights to the asset’s cash flows expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Group does not transfer or substantially retains all risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its interest retained in the asset and an associated liability for the amounts to be paid. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a loan secured by the consideration received.
Upon derecognition of a financial asset measured at amortized cost, the difference between the carrying amount of the asset and the sum of the consideration received and receivable is recognized through profit or loss.
The Group also derecognizes a financial asset when there is information which indicates that the counterparty is in serious financial difficulty and there is no realistic prospect of recovery. The derecognized financial assets may still be subject to compliance activities in accordance with the Group’s recovery procedures, taking into account legal advice when appropriate. Any recovery is recognized through profit or loss when occurs.
Accounts receivable factoring
As part of the regular business and in case of immediate cash needs, the Group could sell its accounts receivable (i.e., invoices) to a third party (factor) at a discount. The Group analyzes whether these transactions are with recourse or without recourse and applies the recognition criteria in IFRS 9 - Financial Instruments to assess whether the arrangement transfers substantially all risks and rewards to the factor. For arrangements with recourse, where substantially all risks and rewards

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
have not been transferred, the cash received from the factor is accounted for as a secured borrowing. In the case of arrangements with recourse, the assets are not derecognized. In contrast, for arrangements without recourse, where the Group transfers substantially all the risks and rewards of the receivables to the factor, including the credit risk, and retains no significant control, the accounts receivable are derecognized
Note 3.4.8. Derivative financial instrument and hedge accounting
Derivative financial instruments are initially measured at fair value. Subsequent to initial recognition, they are measured at fair value, and changes therein are recognized in profit or loss.
The Group designates certain derivatives as hedging instruments to hedge foreign currency exposure related to net investments in foreign operations. At the inception of the hedge relationship, the Group documents the economic relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge.
Hedges of net investments in foreign operations
When a derivative instrument or a non-derivative financial liability is designated as the hedging instrument in a hedge of a net investment in a foreign operation, the effective portion of changes in the fair value of a derivative or foreign exchange gains and losses for a non-derivative is recognized as Net investment hedge in Other Comprehensive Income and presented under such concept within Equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss and is included in the Other income (expense), net. Gains and losses on the hedging instrument are accumulated in Other Comprehensive Income and will be reclassified to profit or loss on the disposal or partial disposal of the foreign operation.
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
Note 3.6. Property, plant and equipment, net
Property, plant and equipment are measured at historical cost less accumulated depreciation and any impairment loss, except for those acquired in a business combination, which are then recorded at fair value; assets under construction and land are not depreciated. The cost of the property, plant and equipment is the fair value of the consideration initially provided to acquire or construct the item and prepare it for use. Subsequent costs incurred for repair and maintenance, are expensed in the Consolidated Statement of Profit or Loss and Other Comprehensive Income unless these costs meet the criteria for capitalization (i.e., extension of the useful life). Depreciation commences when the assets are ready for use.
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

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
The useful lives of property, plant and equipment are:

Buildings	20 - 40 years
Machinery and equipment	10 - 20 years
Furniture and fixtures	2 - 10 years
Other equipment	2 - 10 years
Note 3.7. Intangible assets
3.7.1 Internally generated intangible assets
Disbursements originated by research activities are recognized as an expense in the period in which they are incurred.
An internally generated intangible asset as a result of development activities (or the development phase of an internal project) is recognized if, and only if, the following conditions are met:
•It is commercially and technically feasible to complete the production of the intangible asset so that it can be available for use or sale;
•Management intends to complete the intangible asset in question in order to use or sell it or can demonstrate the way in which the intangible asset will likely generate future economic benefits;
•Adequate technical, financial or other resources are available to complete the development and to use or sell the intangible asset; and
•The Group is able to reliably measure the disbursement attributable to the intangible asset during its development.
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
3.7.2 Disposal of intangible assets
An intangible asset is derecognized at the time of its disposal, or when future economic benefits of its use or disposal are not expected. Gains or losses arising from the derecognized of an intangible asset, measured as the difference between the net proceeds from the sale and the carrying amount of the asset, are recognized through profit or loss when the asset is derecognized.
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

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
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
•The pre-industrial batch is completed with satisfactory results.
•The regulatory body approves the corresponding sanitary records.
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
3.7.5 Useful lives of intangibles
The following useful lives are used to calculate amortization:

Trademarks	10 – 20 years
Sanitary records	2 - 5 years
Licenses, customers and agreements	3 – 10 years
Product development	3 years
Note 3.8. Financial liabilities and equity instruments
3.8.1 Classification as debt or equity
Debt and equity instruments are classified as financial liabilities or equity in accordance with the substance of the contractual agreement and definitions of financial liability and equity instrument.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
3.8.2 Equity instruments
An equity instrument consists of any contract that evidences a residual interest in the assets of an entity, after deducting all of its liabilities. Equity instruments issued by a Group entity are recognized for income received, net of direct issuance costs.
The repurchase of equity instruments of the Group is recognized and deducted directly in equity for the amount of consideration paid, which includes directly attributable costs. Repurchased shares are classified as treasury shares and are presented in the Treasury shares reserve. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium. No gain or loss is recognized through profit or loss, arising from the purchase, sale, issue or cancellation of the equity instruments of the Group.
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
Note 3.9. Trade and other payables
Trade and other payables are recognized when the Group has a legal or a constructive obligation, as a result of a past event, and it is probable that there may be an outflow of resources embodying economic benefits to settle the obligation and the obligation can be measured reliably. These amounts represent liabilities for goods and services provided to the Group prior to the end of the reporting period which are unpaid. The average credit period for purchases is between 90 and 180 days, including cases in which the invoices have been assigned by the supplier to third parties. Other payables correspond mainly to employment obligations and provisions.
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

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
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
A deferred liability is recognized for taxable temporary differences associated with investments in subsidiaries and joint ventures, and interests in joint ventures, except for those in which the Group is able to control the reversal of the temporary difference and when there is a possibility that it cannot be reversed in the near future. Deferred tax assets arising from the deductible temporary differences associated with such investments and participation are only recognized to the extent that it is likely that each entity will have future taxable profits against which to charge those temporary differences and when there is the possibility that these can be reversed in the near future.
The carrying amount of a deferred tax asset must be reviewed at the end of each reporting period and reduced, to the extent that it is likely that it will not have sufficient taxable income in the future to allow all or part of the asset to be recovered.
Deferred tax assets and liabilities are measured using the tax rates expected to be applied in the period in which the asset is realized or the liability is settled, based on the rates (and tax laws) enacted or substantively enacted at the end of the respective reporting period.
The measurement of deferred tax liabilities and deferred tax assets will reflect the tax consequences that would arise based on each Group company’s expectations, at the end of the reporting period, to recover or settle the carrying amount of their assets and liabilities.
Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and relate to taxes levied by the same tax authority on the same taxable entity, or on different taxable entities.
3.10.3 Current and deferred taxes
Current and deferred taxes are recognized through profit or loss, except when they relate to items listed in other comprehensive income or directly in equity, in which case the current or deferred tax is also recognized though other comprehensive income or directly in the equity, respectively. In cases of business combinations, when the current tax or deferred tax arises from the initial accounting of the business combination, the tax effect is considered within the accounting of the business combination.
Note 3.11. Provisions, Contingent Liabilities and Contingent Asset
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

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
3.11.1 Disputes and litigation
A provision for disputes and litigation is recognized when it is more likely than not that the Group will be required to make future payments as a result of past events, such items may include but are not limited to claims, lawsuits and actions relating to employment related disputes and claims from tax authorities.
3.11.2 Contingent Liabilities and Contingent Asset
Contingent liabilities are not recognized in the financial statements. However, they are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. In contrast, contingent assets are not recognized in the financial statements unless the inflow of economic benefits is virtually certain. In the event the inflow of benefits is probable but not practically guaranteed, the Group does not recognize the asset but discloses relevant information. If the inflow is not probable, no asset is recognized and no disclosure is required.
Note 3.12. Employee benefits
Note 3.12.1. Retirement and termination benefit costs
Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions. Payments made to state-managed retirement benefit plans are accounted for as payments to defined contribution plans where the Group’s obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan.
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
Defined benefit costs are split into three categories:
•service cost, which includes current service cost, past service cost and gains and losses on curtailments and settlements;
•net interest expense; and
•remeasurements.
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
The Group recognized a net interest expense within finance costs for the year ended December 31, 2023 of $528 (2022: $268, 2021: $67) while remeasurements of the calculations are reflected in the Statement of Other Comprehensive Income. Remeasurements of the calculations represented an increase of $244 (decrease in 2022: $222 and increase in 2021: $195).

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
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
Liabilities recognized in respect of other long-term employee benefits are measured at the present value of the estimated future cash outflows expected to be made by the Group in respect of services provided by employees up to the reporting date. As of December 31, 2023, the Group recognized employee benefits costs within profit or loss as cost of sales of $33,184 (2022: $28,494 and 2021: $25,051), $43,001 (2022: $41,329 and 2021: $31,973) as administrative expenses and $36,138 (2022: $36,304 and 2021: $30,227) as sales and marketing expense.
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
The Group recognizes a variable consideration component in the transaction price when it expects to provide discounts, rebates, early settlement discounts, incentives, refunds, or other similar price reductions to customers, whether explicitly stated in the contract or arising from customary business practices.
Additionally, the transaction price is reduced for payments made to customers that do not represent a separate good or service received, such as commissions or incentives paid for purchases made by the customer itself. These amounts are recognized as a reduction of revenue when they relate directly to the revenue contract.
3.13.1 Sale of goods
Revenue from the sale of goods is recognized when the control of the goods is transferred (both in export and domestic operations) and the performance obligations have been fulfilled by the Group, which occurs when the product is delivered to the location specified by the customer, according to the agreed shipping terms. Revenues are reduced by discounts or rebates and other similar allowances estimated for customers.
3.13.2 License revenues
Revenue from the sale of intellectual property (licenses) is recognized based on the evaluation of whether an entity’s commitment to grant a license provides the customer with a right to access intellectual property, which is transferred over time, or a right to use the intellectual property of an entity, which is transferred at a point in time.
The license is a commitment to provide a right to access the entity’s intellectual property if all the following criteria are met:
•the contract requires, or the customer reasonably expects, that the entity carries out activities that significantly affect the intellectual property to which the customer is entitled;
•the rights granted by the license directly expose the customer to the positive or negative effects of the entity’s activities identified in subsection a above; and
•those activities do not result in the transfer of a good or service to the customer as such activities take place.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
If these criteria are not met, the license grants the customer a right to use the license, and the transaction is recognized when the license is granted to the customer.
3.13.3 Service provision
Revenue from service contracts is recognized based on the percentage of completion of the contract. If the Group transfers control of a service to satisfy the performance obligation over time, it then recognizes revenue over time, if one of the following criteria is met:
•the customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs;
•the entity’s performance creates or enhances an asset that the customer controls as it is created or enhanced; or
•the entity’s performance does not create an asset with an alternative use for the entity and the entity has an enforceable right to payment for performance that has been completed to date.
3.13.4 Sale of trademarks and sanitary records
Revenue from contracts for the sale of a trademark or sanitary records is recognized at the point of the transfer of possession, use, enjoyment and other real and personal rights at the price agreed in the contract, fulfilling the following conditions:
•The customer has the right to all the benefits of the commercial use of the trademark or sanitary records.
•The customer can redirect the use of the trademark or sanitary records.
•The customer is responsible for sales, marketing and advertising activities.
•The customer obtains control of the trademark or sanitary records, which includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, the trademark or sanitary records.
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

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
The following summary describes the operations of each reportable segment:

Reportable segment	Operations
NextGel	Development and manufacturing of Softgel and related technologies in USA, Brazil and Colombia
Procaps Colombia	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products in Colombia
CAN	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products in Northern Central America (Salvador, Guatemala, Nicaragua and Honduras)
CASAND	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products in Southern Central America (Panama and Costa Rica) and the North Andes District (Ecuador, Peru and Bolivia)
Diabetrics	Diabetes solutions and chronic disease management tool
The Group’s chief executive officer reviews the internal management reports of each division at least quarterly.
Note 3.15. Principles of consolidation and equity method
Non-controlling interests in the results and equity of subsidiaries are shown separately in the Consolidated Statement of Profit or loss and Other Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Financial Position respectively.
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
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
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
Note 3.16. Earnings Per Share
Earnings per share is computed by dividing basic net income attributable to ordinary shareholders by the weighted-average number of Ordinary Shares outstanding. Diluted income per ordinary share is computed by dividing diluted net income attributable to ordinary shareholders by the weighted-average number of Ordinary Shares outstanding plus dilutive potential Ordinary Shares, if any. Dilutive potential Ordinary Shares include outstanding warrants or other contracts to issue ordinary stock and are determined by applying the treasury stock method or if-converted method, as applicable, if dilutive.
For the years ended December 31, 2023, 2022 and 2021 no dilutive effect has been identified.
Number of shares prior to the Transaction is retrospectively adjusted as a capital restructuring for the equivalent number of shares received and on a pro rata basis for prior reporting periods.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

Note 4. Independent Investigation and Restatement

On November 13, 2023, the Company received a letter from Deloitte, the Company’s independent auditors, with respect to its consolidated financial statements for the year ending December 31, 2022. The letter requested that the Audit Committee undertake an independent investigation with respect to two transactions. The first related to a $2.5 million loan dating back to 2012, and the second had to do with a separate, unrelated $700,000 loan. The Deloitte letter also requested that the independent investigation consider any other transactions that were not properly recorded in the year-end 2022 financial statements.

On May 1, 2024, the Company announced that it was in the process of conducting an investigation initiated by the Audit Committee of the Board of Procaps with the assistance of independent legal and forensic accounting advisors, into matters relating to the Company’s historical accounting treatment and associated financial statement disclosure related to a 2012 related party loan in the amount of $2.5 million (the “Independent Investigation”). In addition, the Company announced that it had determined its inability to timely file its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (“2023 Form 20-F”), as a result of the ongoing internal investigation. In context of the nature of these findings, the Audit Committee concluded that, as of June 25, 2024, the investigation moving forward would be treated as a Section 10A investigation under the rules of the SEC..

During the course of the Independent Investigation, in October 2024, the Audit Committee reported to the Board certain interim findings relating to additional historical related party, intercompany and other transactions, certain of which were with the awareness and/or at the direction of, senior management of the Company at the time, that involved or appeared to involve accounting errors, misstatements and/or actions or omissions by Company management and employees that violated laws, rules, or regulations.

In light of the discovery of such additional transactions during the Independent Investigation and related accounting issues, on October 7, 2024, the Board, upon the recommendation of the Audit Committee, determined that the Financial Statements, and each as included in any reports, presentations, or similar communications of the Company’s financial results, should no longer be relied upon. Accordingly, the Audit Committee determined that a restatement of the Company’s Prior Period Financial Statements following the conclusion of the Independent Investigation was required, which is reflected in this Form-20F.

As a result of the Company’s failure to file its 2023 Form 20-F by the November 11, 2024 extension granted by Nasdaq, on November 13, 2024, the Company was notified by the Staff that the Staff had determined to delist the Company’s Ordinary Shares from the Nasdaq Capital Market, unless the Company timely requested a hearing before the Panel, which the Company requested alongside its request for a further stay of any suspension action by Nasdaq pending the ultimate conclusion of the hearing process.

Following the Company’s hearing before the Panel, which took place on January 21, 2025, on January 31, 2025, the Company received a letter from the Panel of Nasdaq. This letter notified the Company that the Panel determined to delist the Company’s Ordinary Shares from the Nasdaq Capital Market as a result of the Company’s failure to demonstrate compliance with Nasdaq Listing Rules 5250(c)(1) and 5250(c)(2) for failing to file periodic and interim financial reports with the SEC. As a result, the Company’s Ordinary Shares were suspended from trading on the Nasdaq on February 4, 2025. The Company’s ordinary shares have been quoted on the OTC Expert Market under the symbol “PROCF,” on an “unsolicited only” basis, since the Nasdaq suspended the trading of the Company’s Ordinary Shares on February 4, 2025.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

After applying the extensive forensic procedures, the Investigation Team has identified a total of ten transactions which – in the opinion of GT involve illegal acts. The Audit Committee concluded the investigation on January 31, 2025, as amended on February 6, 2025, and was satisfied that the investigation was complete and that the findings of the investigation identified the root causes of illegal acts and related accounting irregularities. In concluding on the Investigation, the Audit Committee advised that the: (i.) accounting impact of the investigative findings, (ii.) completeness procedures to be performed on accounts with identified irregularities, (iii.) tax implications, and related concepts, would be further evaluated as part of the Company’s restatement process.

As a result, the Group is restating its consolidated statements of financial position as of December 31, 2022 and January 1, 2022, its consolidated statements of income and other comprehensive income, and its consolidated statements of cash flows for the years ended December 31, 2022 and 2021.

The categories of restatement adjustments and their impact on the previously presented consolidated financial statements are described below.

(a)Recognition of the interest expense of certain loan not attributable to the Group

In 2012, the Group assumed interest payments related to a $2.5 million loan agreement entered into by the Minski family (shareholders of the Group) related to which the Group did not receive any cash proceeds. The agreement expressly stipulated that the Group was only obligated to pay interest, without assuming any liability for the principal, which remained the sole obligation of the Minski family. The Group made interest payments to the lender starting in 2012 through the date that the loan was extinguished in 2023. The payments, which were originally recorded as interest expense, are deemed to have been paid on behalf of the Minski family and have therefore been reclassified to other distributions.

This adjustment resulted in a reclassification of Financial Expenses of $300 and $200 to dividends paid for the years ended December 21, 2022 and 2021.

(b)Advanced payments to Dilcrest, a related party, under a services contract

In April 2019, Procaps Colombia entered into a renewable 12-month sales commission agreement with Dilcrest, an entity controlled by the Minski family, under which Dilcrest was to provide client acquisition services outside of Colombia in exchange for commissions of up to $4.0 million annually. Although the Group never received services under the contract, the Group advanced certain payments to Dilcrest totaling $4 million, which were originally recognized as advanced payments to suppliers. Dilcrest transferred the advances to certain other related parties, which in turn used the funds to settle past due amounts payable to the Group. A balance of $839 net of allowances for credit losses of $799 were previously reported as of December 31, 2022 and January 1, 2022.

To adjust the identified misstatements, the Group reversed the impairment loss recognized in 2021 of $799 in Sales and marketing expenses, which gave rise to foreign exchange gains of (2022: $245; 2021: $118) in Other income (expenses), net. The adjustments also include a decrease to the Accumulated Deficit of $1,346 and $429, respectively, and to Accumulated Other Comprehensive Income for the foreign exchange translation adjustment as of December 31, 2022 and January 1, 2022 of $331 and $86, respectively, and the reclassification of the advanced payments to accounts receivable from related parties as of December 31, 2022 and January 1, 2022 of $2,099 in amounts owed by related parties, net as the transactions were, in substance, a loan to related parties. The loan was subsequently collected in 2024.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

(c)Unsubstantiated sales of brand licenses to Herfroze & Bindermoor (related parties)

In 2017, the Group recognized revenue from the sales of brand licenses to Bindermoor and Herfroze, entities under the control of the Minski family, for $13 million, which were collected between 2018 and 2019. These transactions do not meet revenue recognition requirements as no rights to brand licenses were transferred to the customers.

To adjust the identified misstatements, the Group recognized accounts payable to related parties as of December 31, 2022 and January 1, 2022 of $13,090 as the transactions were, in substance, a loan from related parties, which generated foreign exchange losses (2022: $1,685; 2021: $1,268) in other income (expenses), net. This adjustment also resulted in an increase in the accumulated deficit as of December 31, 2022 and January 1, 2022 of $14,722 and $13,454 respectively, and in Accumulated Other Comprehensive Income for the foreign currency translation adjustment as of December 31, 2022 and January 1, 2022 of $3,317 and $1,632, respectively.

(d)Debit notes issued to Originates, a related party supplier

The misstatement refers to the recognition of debit notes which reduced accounts payable to Originates. Debit notes totaling $1.5 million were issued by the Group in 2017 and 2019 without the authorization or consent of Originates.

The correcting adjustment caused an increase in accounts payable as of December 31, 2022 and January 1, 2022 of $1,552 and increases in the Accumulated Deficit of $1,927 and $1,700 as of December 31, 2022 and January 1, 2022, respectively, and a gain in Other Comprehensive Income for the foreign exchange translation adjustment of $677 and $375 as of December 31, 2022 and January 1, 2022, respectively. Finally, the adjusted accounts payable balances gave rise to foreign exchange losses (2022: $302, 2021: $ 227) in other income (expenses), net, that were recognized in results.

(e)Inappropriate recognition of a certain services contract and sales discounts to a certain third party customer

The Group entered into a service contract that established commission payments based on a percentage of sales invoiced and collected from customers. The Group subsequently determined that the service provider and the customer were the same party and therefore concluded that the commissions were, in substance, discounts offered on the sales price of the products sold. During the period from 2017 to 2020, the Group posted improper adjustments to reverse Discounts payable totaling $3.9 million in an effort to improve financial results. Despite the reversals, the Group continued settling its discounts payable to the customer. Eventually the value of the cash payments exceeded the balance of the accrued discounts payable liability, at which point the Group improperly capitalized cash outflows of $1,007 and $1,699 as of December 31, 2022 and 2021, respectively, as an asset in its consolidated statements of financial position. In addition to the above, the Group made the following errors:

•In 2022, the Group incorrectly recognized a portion of the cash advances as selling and marketing expenses based on invoices issued by the customer for $849.

•The Group understated discounts payable in 2022 by $518 and overstated discounts payable by $182 in 2021.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

To correct the described misstatements, the following correcting adjustments were made:

•In 2022, the Group incorrectly recognized a portion of the cash advances as selling and marketing expenses based on invoices issued by the customer for $849.
•The Group understated discounts payable in 2022 by $518 and overstated discounts payable by $182 in 2021.

To correct the described misstatements, the following correcting adjustments were made:

•Reversals to selling and marketing expenses recognized in 2022 and 2021 of $977 and $1,073, respectively were recorded against revenue in 2022 and 2021 and accounts payable in 2021
•Revenues in 2022 increased by $169 and were decreased by $891 in 2021 to properly reflect the effects of the sales price
•Discounts payable were decreased by $972 and were increased by $972 as of December 31, 2022 and January 1, 2022, respectively
•Trade and other receivables, net were decreased by $1,526 and $1,699 as of December 31, 2022 and January 1, 2022, respectively
•Foreign exchange losses of $303 and $407 were recognized in 2022 and 2021, respectively
•Accumulated deficit was increased by $2,808 and $2,583 as of December 31, 2022 and January 1, 2022, respectively
•The cumulative translation adjustment in accumulated other comprehensive income was increased by $440 as of December 31, 2022 and $137 as of January 1, 2022

(f)Inappropriate recognition of revenue from a services agreement to develop products

Certain revenues for product development services and sales of sanitary registries of $548 recognized in 2020 did not meet the recognition criteria under IFRS 15 as no goods or services were transferred to the customers under such arrangements.

Accordingly, the Group recorded correcting entries to write-off previously reported Trade and other receivables, net of $448 as of December 31, 2022 and January 1, 2022. In addition, adjustments to the consolidated statement of profit and loss include the reversal of provisions for credit losses and other discounts of $122 and $202 previously recorded to sales and marketing expenses in 2022 and 2021 as well as foreign exchange losses of $87 in 2022 and $77 in 2021. Adjustments to equity included increases to Accumulated deficit of $364 and $488 as of December 31, 2022 and January 1, 2022, respectively, and gains to Accumulated other comprehensive loss for cumulative translation effects of $81 and $27 as of December 31, 2022 and January 1, 2022, respectively.

(g)Revenue recognition under Bill and Hold (B&H) & Ex-Works (EXW) incoterm transactions

The Group recorded revenue for goods invoiced but not shipped under certain B&H and EXW arrangements in which the transfer of control criteria of IFRS 15 was not met at the time of recognition thereby overstating previously reported revenue for the years ended December 31, 2022 and 2021. The revenues on these arrangements were further overstated by the Group’s failure to properly account for certain volume discounts.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

The correcting adjustments are summarized as follows:

•Revenue was reduced by $5,077 in 2022 and $314 in 2021
•Cost of sales were reduced by $1,930 in 2022 and $425 in 2021
•Trade and other receivables were decreased by $10,375 and $6,108 as of December 31, 2022 and January 1, 2022, respectively
•Advances received from customers of $363 was recognized as of December 31, 2022 to account for a negative balance with a certain customer that arose as a result of the aforementioned correcting adjustments to trade receivables
•Inventory increased by $4,435 as of December 31, 2022 and $2,475 as of January 1, 2022
•Accumulated deficit increased by $3,170 and $3,861 as of December 31, 2022 and January 1, 2022, respectively
•Cumulative translation adjustment within accumulated other comprehensive income increased by $13 and $118 as of December 31, 2022 and January 1, 2022

(h)Inappropriate recognition of revenue under IFRS 15

The Group failed to properly account for the impacts of variable consideration arising from discounts, return agreements and credit notes on the sales price of certain revenue transactions. Based on its investigation, the Group determined that some of the errors were intentional and formed part of efforts to inflate the revenue of certain business units to achieve sales targets, while other cases were unintentional.

The adjustments to correct misstatements related to unintentional failures to account for variable consideration are summarized as follows:

•Revenue decreased by $1,362 in 2022 and $419 in 2021
•Accounts receivable decreased by $4,607 as of December 31, 2022 and $3,215 as of January 1, 2022
•Accumulated Deficit increased by $3,245 as of December 31, 2022 and $3,664 as of January 1, 2022
•Accumulated Other Comprehensive Income was increased by $30 for the foreign exchange translation adjustment as of January 1, 2022.

Adjustments to correct misstatements that were determined to be intentional in nature are summarized as follows:
•Revenue increased by $612 in 2022 and decreased by $4,521 in 2021
•Trade and other receivables, net decreased by $3,670 and $4,428 as of December 31, 2022 and January 1, 2022, respectively
•Accumulated Deficit increased by $4,521 as of December 31, 2022
•Accumulated Other Comprehensive Income for the foreign exchange translation adjustment as of December 31, 2022 and January 1, 2022 increased by $239 and $93, respectively.

(i)Unrecognized maintenance orders

The Group failed to properly accrue maintenance expenses which led to understatements of such expenses in 2022 and 2021, as well as misstatements to the related accounts payable as of December 31, 2022 and January 1, 2022.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

The correcting adjustments generated an increase in maintenance expenses of $177 and $475 for the years ended December 31, 2022 and 2021, respectively in Administrative expenses. The adjustments recognized to the consolidated statements of financial position include increases to trade and other payables of $816 and $772 as of December 31, 2022 and January 1, 2022, respectively, as increases to Accumulated Deficit of $792 and $317, respectively gains in Accumulated Other Comprehensive Income for the foreign exchange translation adjustment of $153 and $20, as of December 31, 2022 and January 1, 2022, respectively.

(j)Unrecognized liability with certain third party supplier

The misstatement refers to the recognition of debit notes totaling $492 to reduce accounts payable and related expenses that were issued between 2006 and 2013 without the authorization or consent by the supplier.

The adjustments caused an increase in trade and other payables as of December 31, 2022 and January 1, 2022 of $492 and an increase in Accumulated deficit of $855 and $785 as of December 31, 2022 and January 1, 2022, respectively, and a gain in Accumulated Other Comprehensive Income for the foreign exchange translation adjustment of and $448 and $363 as of December 31, 2022 and January 1, 2022, respectively. Finally, the Group recognized foreign exchange losses of $85 in 2022 and $70 in 2021 in other income /expenses), net.

(k)Misclassification of financing liabilities related to supplier financing agreements

The Group identified misclassified payables from supplier financing contracts entered into during 2022 that qualified as financing arrangements,

The adjustments resulted in a decrease in trade and other payables to suppliers for $1,131, an increase in short-term loans of $373, and an increase in long-term loans of $758 as of December 31, 2022. In addition, previously reported cash flows in 2022 were adjusted to reflect increases in operating cash flows of $1,131 and noncash financing activities for the reclassification of accounts payable to suppliers to financing liabilities of $1,131.

(l)Misclassification of long term debt which was not in compliance with covenants

Certain debt for which the lender possessed the right to accelerate payment due to previously unidentified breaches of non-financial covenants were misclassified as long-term liabilities as of December 31, 2021 (see further discussion in Note 21 – Borrowings).

The adjustment resulted in an increase in short-term loans and a decrease in long-term loans of $149,677 as of January 1, 2022.

(m)Inventory Adjustments

In connection with a review of inventory balances, the Group identified misstatements due to (i) certain items that did not comply with the definition of inventories according to IAS 2 and (ii) certain inventories that were not recognized at the lower of cost or their net realizable value.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

Adjustments to properly reflect the balance of inventories are summarized as follows:

•Administrative expenses were increased by $390 in 2022 and $499 in 2021
•Selling and marketing expense increased by $749 in 2022 and decreased by $137 in 2021
•Inventories decreased by $1,504 and $349 as of December 31, 2022 and January 1, 2022, respectively
•Accumulate deficit increased by $362 as of December 31, 2022
•Accumulated Other Comprehensive Income for the foreign exchange translation adjustment decreased by $3 as of December 31, 2022 and increased by $13 as of January 1, 2022

(n)Misclassification of leasing improvements in Property, Plant and Equipment

The Group identified certain capitalized improvements made to right-of-use assets under lease agreements that were improperly classified within property, plant and equipment.

The Group reclassified from property, plant, and equipment of $2,191 and $1,189 to right-of-use assets as of December 31, 2022 and January 1, 2022, respectively.

(o)Inappropriate revenue recognition on development services

A misstatement related to recognition of revenue on development services was identified due to lack of evidence and analysis related to timing of fulfillment of the performance obligations meaning that the Group did not have the right to recognize revenue under IFRS 15. Therefore, revenue for the periods ended December 31, 2022 and 2021 was overstated.

The adjustments to decrease in revenue from development services are summarized as follows:

•Revenue decreased by of $1,058 and $877 for the years ended December 31,2022 and 2021, respectively
•Trade and others receivable, net decreased by $1,907 and $847 as of December 31, 2022 and January 1, 2022, respectively
•Accumulated deficit increased by $877 as of December 31, 2022
•Accumulated Other Comprehensive Income for the foreign exchange translation adjustment as of December 31, 2022 and January 1, 2022 increased by $27 and $30, respectively

(p)Write off of certain accounts receivable

The Group held accounts receivable with related parties, located in Venezuela, originally denominated in USD. In 2019, the Group entered into an agreement with these parties to change the payment currency to Venezuelan Bolivars. Such agreement was recently identified by management. From 2016 through 2019, the Group kept recognizing impairments of the receivables based on the original amount in USD.

The adjustment consisted in the write off of the outstanding balance of $23,393 and $23,390 as of December 31, 2022 and January 1, 2022.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

(q)Inappropriate recognition of long-term employee benefit liabilities

A misstatement related A misstatement related to the recognition of long-term employee benefits corresponding to seniority premiums and retirement bonuses was identified in 2022 and 2021. The Group recognized in 2022 long-term employee benefit liabilities amounts that should have been recognized in the statements of financial results and comprehensive income of prior periods

To correct the described misstatements, the following adjustments were made:

•Cost of sales were decreased by $346 in 2022 and increased by $63 in 2021
•Sales and marketing expenses were decreased by $209 in 2022 and increased by $25 in 2021
•Administrative expenses were decreased by $1,798 in 2022 and increased by $9 in 2021
•Income tax expense was increased by $814 in 2022 and decreased by $121 in 2021
•Finance expenses were increased by $158 in 2021
•Current other liabilities were increased by $185 as of January 1, 2022
•Non-current other liabilities were increased by $2,329 as of January 1, 2022
•Deferred tax assets were increased by $779 as of January 1, 2022
•Accumulated deficit decreased by $2,144 as of December 31, 2022 and $2,011 as of January 1, 2022
•Accumulated Other Comprehensive Income was increased by $605 as of December 31, 2022 and $409 as of January 1, 2022

(r)Recognition of current tax expense

The impacts on current tax expense derived from the adjustments described in this note are summarized as follows:

•Income tax expense was increased by $467 in 2022 and $234 in 2021
•Financial expenses were increased for related penalties and interest of $145 and $171 in 2022 and 2021, respectively
•Trade and other payables was increased by $1,087 as of December 31, 2022 and $731 as of January 1, 2022
•Current tax liabilities was increased by $793 as of December 31, 2022 and $537 as of January 1, 2022
•Accumulated Deficit was increased by $1,268 and $856 as of December 31, 2022 and January 1, 2022, respectively

(s)Recognition of deferred tax

The impacts on deferred taxes derived from the adjustments described in this note are summarized as follows:

•Deferred tax expense increased by $162 in 2022, and decreased by $727 in 2021
•Deferred tax assets increased by $511 as of December 31, 2022 and $623 as of January 1, 2022; and deferred tax liabilities decreased by $1,075 and $1,125 as of December 31, 2022 and January 1, 2022, respectively
•Accumulated Deficit decreased by $1,748 as of December 31, 2022 and $1,021 as of January 1, 2022

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

(t)Other adjustments

Other restatement matters not described in items (a) to (s) of this Note were identified that are not quantitatively or qualitatively material, either individually or in aggregate to the Group´s consolidated statements of financial position as of December 31, 2022 and January 1, 2022, consolidated financial statements of income and other comprehensive income, and consolidated statements of cash flows for the years ended December 31, 2022 and 2021. The adjustments to correct the misstatements resulted in a decrease of $29 and an increase of $40 in total assets; an increase of $477 and $308 in total liabilities; and an increase in Accumulated Deficit of $249 and $211 as of December 31, 2022 and January 1, 2022. The adjustments decreased net income by $257 and $57 for the years ended December 31, 2022 and 2021 respectively.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

Consolidated Statement of Financial Position

	December 31, 2022 (As previously reported)	Adjustment	Note	2022 (As restated)	December 31, 2021 (As previously reported)	Adjustment	Note	2021 (As restated)
Assets
Non-current assets
Property, plant and equipment, net	73,965	(3,380)	(n)	70,585	72,638	(1,189)	(n)	71,449
Right-of-use assets, net	39,013	3,380	(n)	42,393	40,167	1,189	(n)	41,356
Intangible assets, net	32,208	(29)	(t)	32,179	30,171	(38)	(t)	30,133
Deferred tax assets, net	6,974	511	(q), (s)	7,485	7,067	1,402	(s)	8,469

Total non-current assets	$162,744	$482		$163,226	$164,076	$1,364		$165,440

Current assets
Trade and other receivables, net	129,602	(23,186)	(b), (e), (f), (g),(h), (o), (p), (t)	106,416	117,449	(17,404)	(b), (e), (f), (g),(h), (o), (t), (p), (t)	100,045
Inventories, net	96,833	2,930	(g), (m)	99,763	79,430	2,126	(g), (m)	81,556
Amounts owed by related parties, net	2,474	2,113	(p), (t)	4,587	1,147	2,110	(p),(t)	3,257

Total current assets	$297,443	$(18,143)		$279,300	$298,059	$(13,168)		$284,891
Total assets	$460,187	$(17,661)		$442,526	$462,135	$(11,804)		$450,331

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

	December 31, 2022 (As previously reported)	Adjustment	Note	2022 (As restated)	December 31, 2021 (As previously reported)	Adjustment	Note	2021 (As restated)
Liabilities and Shareholders’ Equity (Deficit)
Equity (Deficit)
Accumulated deficit	(391,513)	(41,028)	(a-j), (m), (o-t)	(432,541)	(431,059)	(34,832)	(a-j), (m), (o-t)	(465,891)
Accumulated other comprehensive loss	(33,859)	5,772	(q)	(28,087)	(27,778)	3,183	(q)	(24,595)

Total equity (deficit)	$(1,878)	$(35,256)		$(37,134)	$(38,340)	$(31,649)		$(69,989)

Non-current liabilities
Borrowings	28,410	758	(k), (l)	29,168	178,720	(149,677)	(k), (l)	29,043
Deferred tax liabilities, net	$7,821	$(1,074)	(s)	$6,747	$6,070	$(1,125)	(s)	$4,945
Other liabilities	6,480	—		6,480	2,750	2,329	(q)	5,079

Total non-current liabilities	$93,691	$(316)		$93,375	$312,511	$(148,473)		$164,038
Borrowings	257,525	373	(k), (l)	257,898	74,646	149,677	(k), (l)	224,323
Trade and other payables	90,187	373	(e),(i),(j), (r), (t)	90,560	85,381	1,975	(e),(g),(i),(j),(k),(g), (r), (t)	87,356
Amounts owed to related parties	2,914	16,372	(b), (c), (d), (t)	19,286	8,450	15,943	(b), (c), (d), (t)	24,393

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

	December 31, 2022 (As previously reported)	Adjustment	Note	2022 (As restated)	December 31, 2021 (As previously reported)	Adjustment	Note	2021 (As restated)
Current tax liabilities, net	6,133	793	(r)	6,926	11,756	537	(r)	12,293
Other non-financial liabilities	11,478	—		11,478	7,230	186	(q)	7,416

Total current liabilities	$368,374	$17,911		$386,285	$187,964	$168,318		$356,282

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

Consolidated Statement of Profit or Loss

	December 31, 2022 (As previously reported)	Adjustment	Note	2022 (As restated)	December 31, 2021 (As previously reported)	Adjustment	Note	2021 (As restated)
Revenue	409,920	(6,717)	(e), (f), (g), (h),(o), (t)	403,203	409,742	(6,003)	(e), (g), (h), (o), (t)	403,739
Cost of sales	(170,351)	2,276	(g), (q)	(168,075)	(174,029)	362	(g), (q)	(173,667)

Gross profit	$239,569	$(4,441)		$235,128	$235,713	$(5,641)		$230,072

Sales and marketing expenses	(93,566)	559	(b), (e), (f), (q)	(93,007)	(83,057)	2,083	(b), (e), (f), (q)	(80,974)
Administrative expenses	(105,911)	1,225	(i), (m), (q), (t)	(104,686)	(82,187)	(988)	(i), (m), (q), (t)	(83,175)
Other income (expenses), net	(25,299)	(2,323)	(c), (d), (e), (f), (j), (q),(r), (t)	(27,622)	(78,991)	(1,994)	(c), (d), (e), (f), (j), (q), (r), (t)	(80,985)

Operating Profit	$14,793	$(4,980)		$9,813	$(8,522)	$(6,540)		$(15,062)

Finance expense	(36,170)	9	(a), (b), (q),(r), (t)	(36,161)	(89,049)	(203)	(a), (b), (m), (q), (r), (t)	(89,252)

Net finance (expense) income	$37,917	$9		$37,926	$(78,636)	$(203)		$(78,839)

Income (loss) before tax	$52,710	$(4,971)		$47,739	$(87,158)	$(6,743)		$(93,901)
Income tax expense	$(10,170)	$(1,443)	(q), (r)	$(11,613)	$(13,705)	$614	(q), (r),	$(13,091)

Profit (Loss) for the year	$42,540	$(6,414)		$36,126	$(100,863)	$(6,129)		$(106,992)

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

Consolidated Statement of Profit or Loss and Other Comprehensive Income

	December 31, 2022 (As previously reported)	Adjustment	Note	2022 (As restated)	December 31, 2021 (As previously reported)	Adjustment	Note	2021 (As restated)
Profit/(loss) for the year	42,540	$(6,414)		$36,126	$(100,863)	$(6,129)		$(106,992)

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:
Remeasurement of net defined benefit liability	(222)	—	(q)	(222)	195	309	(q)	504
Income tax relating to items that will not be reclassified subsequently to profit or loss	107	—	(q)	107	(58)	(133)	(q)	(191)
Net of Tax	(115)	—		(115)	137	176		313
Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(5,966)	2,589	(b)-(j), (m),(o),(q),(t)	(3,377)	(2,743)	2,443	(b)-(j), (m),(o),(q),(t)	(300)

Other comprehensive income/(loss) for the year, net of tax	(6,081)	2,589		(3,492)	(3,357)	2,619		(738)
Total comprehensive income/(loss) for the year	36,459	(3,825)		32,634	(104,220)	(3,510)		(107,730)

Total comprehensive income/(loss) for the year attributable to:
Owners of the parent company	36,456	(3,825)		32,631	(102,503)	(3,510)		(106,013)
Non-controlling interests	3	—		3	(1,717)	—		(1,717)

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

Consolidated Statement of Cash Flows

	December 31, 2022 (As previously report)	Adjustment	Note	2022 (As restated)	December 31, 2021 (As previously report)	Adjustment	Note	2021 (As restated)
Operating activities
Profit/(loss) for the year	$42,540	$(6,414)		$36,126	$(100,863)	$(6,129)		$(106,992)
Adjustments to reconcile net profit (loss) with cash flow from operating activities before changes in working capital:
Income tax expense	$10,170	$1,443	(q),(r)	$11,613	$13,705	$(614)	(q),(r)	$13,091
Finance expenses	(37,917)	(9)	(a), (b), (q), (r),(t)	(37,926)	78,636	203	(a),(b),(q),(r),(t)	78,839
Loss on sale/ Net (gain) of property, plant and equipment	$(555)	$1,005	(n)	$450	$(317)	$(160)	(n)	$(477)
Net loss on sale or disposal of intangibles	203	(16)	(t)	187	—	—		—
Inventory provision	$5,717	$615	(m)	$6,332	$5,391	$(137)	(m)	$5,254

Cash flow from operating activities before changes in working capital	48,307	(3,376)		44,931	85,067	(6,837)		78,230

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

	December 31, 2022 (As previously report)	Adjustment	Note	2022 (As restated)	December 31, 2021 (As previously report)	Adjustment	Note	2021 (As restated)
Changes in working capital:
Trade and other receivables, net	(16,582)	5,783	(b), (e), (f), (g),(h), (o),(p),(t)	(10,799)	(21,257)	5,640	(b), (e), (f), (g),(h), (o),(t)	(15,617)
Amounts owed by related parties	474	(4)	(p),(t)	470	1,387	(11)	(p),(t)	1,376
Inventories, net	(32,690)	(1,419)	(g), (m)	(34,109)	(20,536)	103	(g), (m)	(20,433)
Current tax assets	895	—		895	(5,308)	—		(5,308)
Other current assets	1,500	(1,500)		—	(5,441)	(38)		(5,479)
Trade and other payables	14,210	(44,207)	(e),(i),(j), (r), (t)	(29,997)	32,825	(11,850)	(e),(g),(i),(j),(k), (g), (r), (t)	20,975
Amounts owed to related parties	1,998	47,182	(b), (c), (d),(t)	49,180	(3,448)	3,363	(b), (c), (d),(t)	(85)
Current tax liabilities	(6,643)	(65)	(r)	(6,708)	2,103	(428)	(r)	1,675
Other liabilities	9,604	(2,542)	(q)	7,062	(14,633)	8,114	(q)	(6,519)
Other financial assets	46	97		143	505	56		561
Other assets	710	1,495		2,205	(2,699)	39		(2,660)

Cash generated from operations	21,414	1,444		22,858	48,565	(1,849)		46,716

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

	December 31, 2022 (As previously report)	Adjustment	Note	2022 (As restated)	December 31, 2021 (As previously report)	Adjustment	Note	2021 (As restated)
Cash flow provided by operating activities	14,106	1,444		15,550	37,303	(1,849)		35,454
Investing activities

Acquisition of property, plant and equipment	(20,612)	(2,545)	(n)	(23,157)	(14,122)	(1,315)	(n)	(15,437)
Proceeds from sale of property, plant and equipment	2,686	(1,005)	(n)	1,681	794	160	(n)	954

Cash flow used in investing activities	(28,828)	(3,550)		(32,378)	(23,703)	(1,155)		(24,858)

Financing activities

Proceeds from borrowings	134,412	1,845	(k), (l)	136,257	280,795	(1)		280,794
Payments on borrowings	(124,202)	(714)	(k), (l)	(124,916)	(272,301)	—		(272,301)
Other distributions	—	(300)	(a)	(300)	—	(200)	(a)	(200)

Cash flow (used in) generated from financing activities	(13,627)	831		(12,796)	58,044	(201)		57,843

Net (decrease) increase in cash	(28,349)	(1,275)	(29,624)	71,644	(3,205)	68,439
Cash at beginning of the year	72,112	—	72,112	4,229	—	4,229
Effect of foreign currency exchange rate changes	(760)	1,275	515	(3,761)	3,205	(556)

Cash at end of the year	43,003	—	43,003	72,112	—	72,112

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
Note 5. Critical accounting judgements and key sources of estimation uncertainty
In the application of the accounting policies, which are described in Note 3. Material information on accounting policies, management must make judgments, estimates and assumptions about the carrying amounts of the assets and liabilities that are not readily observable in other sources. The estimates and underlying assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed regularly. Changes to accounting estimates are recognized in the period of the review, if the change only affects that period, or in future periods if the change affects both the current and subsequent periods.
Note 5.1. Critical accounting judgements
5.1.1 Reverse factoring
Significant judgement is involved to evaluate whether a liability under a reverse factoring arrangement is in essence a continuation of an account payable or a derecognition of the account payable liability and recognition of a financing liability. The Group evaluates the requirements under IFRS 9 - Financial instruments and applies judgment to the facts and circumstances as a whole. Specifically, whether interest charged from the suppliers to the Group creates a substantial change in the amount payable, i.e., financing.
5.1.2 Factoring
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
5.1.3 Going Concern
Refer to Note 2.1. Going concern for judgements related to going concern.
Note 5.2. Key sources of estimation uncertainty
5.2.1 Goodwill impairment
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
Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill is tested for impairment at the cash generating unit level. The Group tests at least annually for impairment by calculating the recoverable amount of the cash generating unit and comparing this to its carrying value.
The Group’s impairment testing methodology is in accordance with IAS 36 - Impairment, where the value in use approach is taken into consideration.
The value in use calculations primarily use cash flow projections. There are a number of assumptions and estimates involved for the preparation of cash flow projections. Key assumptions include the growth rate, expected market share, expected gross margin and selection of discount rates, to reflect the risks involved.
Management prepared the financial projections reflecting actual and prior year/period performance and market development expectations. Judgement is required to determine key assumptions adopted in the cash flow projections and

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
changes to key assumptions can significantly affect these cash flow projections and therefore, the results of the impairment reviews. Refer to Note 13. Goodwill, net for further information on the goodwill exposure and estimates applied.
5..2.2 Provisions for contingencies, litigation and lawsuits
The litigation and lawsuits to which the Group is exposed are managed by appropriate legal personnel and are primarily related to labor, civil and administrative disputes. The Group considers that a past event has given rise to a present obligation if there is no realistic alternative to settling the present obligation, independent of future events, considering all the evidence available at the reporting date. It is understood that the probability of an event is more likely than not when the likehood of occurrence is greater than 50%, in which case the provision is recorded. The possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events that are not entirely under the control of the Group are not recognized in the Consolidated Statement of Financial Position, but are disclosed as contingent liabilities. The occurrence or non-occurrence of events that are deemed remote are not recorded or disclosed. The Group uses the professional judgment of internal and external specialists to determine the possibility of the occurrence of a present obligation. In the estimation of the provision for litigation and lawsuits, Management considers assumptions such as appraisal of the attorneys, estimated duration of the litigation or lawsuit and statistical information of litigation or lawsuits with similar characteristics, among others.
5.2.3 Impairment of accounts receivable
The Group evaluates the impairment of its accounts receivable by the expected credit loss model where it determines its value based on the probability of default, the loss due to default (i.e., the extent of the loss in case of default) and the exposure in the default. The assessment of the probability of default and the loss due to default is based on historical data adjusted by prospective information. Further details of other judgments are in Note 3. Material information on accounting policies.
5.2.4 Recognition of deferred tax assets
Deferred tax assets are recognized for all deductible temporary differences only to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be used. In determining whether it is probable that taxable profit will be available to realize the Group’s deferred tax assets, Management considered the following sources of taxable income:
•Reversal of taxable temporary differences
•Future taxable profit excluding reversal of temporary differences
•Tax planning opportunities
5.2.5 Reverse reorganization
The excess between the fair value of the shares and equity instruments issued and the net assets acquired is treated as an expense under IFRS 2 (the ‘listing expense’) and it includes certain elements of judgement and estimation including the estimation of the fair value of OpCo prior to the Transaction and the fair value of the private warrants. Refer to Note 28.1. Reverse reorganization for further information related to the Transaction.
The fair value of OpCo was estimated using a combination of a market and income approach under IFRS 13 where the Group forecasted an annual adjusted EBITDA. A market based multiple, as negotiated amongst the independent parties to the Transaction, was then applied to the adjusted EBITDA to arrive at the enterprise value which was then adjusted for OpCo’s net debt.
5.2.6 Private warrants
The private warrants are recorded as financial liabilities on the Consolidated Statement of Financial Position and are remeasured on each reporting date. In assessing the fair value of the private warrants, a Black-Scholes option pricing

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
formula for European calls was used since the warrants are not publicly traded. The model requires the input of subjective assumptions, including the volatility of its own ordinary shares, the expected life, and strike price of the warrants. Any changes in these assumptions can significantly affect the estimate of the fair value of the warrants.
5.2.7 Shares held in escrow
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
5.2.8 Inventory Impairment
The Group evaluates the impairment of its inventories keeping in mind two items:

a.Net Realizable Value(NRV)
b.Inventories Obsolescence analysis.

The NRV is calculated reducing from the sale price the estimated cost to fulfill the inventory and the estimated costs necessary to do the sale.

The inventories obsolescence includes the analysis of goods expiration date, low inventory turnover, unused inventories and other internal and external factors that hit the inventory fulfillment

5.2.9 Useful life of property, plant and equipment and amortization of intangibles with finite useful lives
The Group reviews the estimated useful lives of property, plant and equipment and intangibles with finite useful lives at the end of each annual period.
5.2.10 Useful lives of right-of-use assets
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
Note 6. New and amended IFRS Standards that are effective for the current year
The Group adopted the following accounting standard amendments from January 1, 2023. The evaluation performed by management determined that these amendments did not result in a significant impact in relation to the Group as of December 31, 2023.
Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) - Effective January 1, 2023
The amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The Group adopted this amendment to IAS 1 and IFRS Practice Statement 2 from January 1, 2023. Although the amendments do not result in any changes to the accounting policies themselves, they impact the accounting policy information disclosed in the financial statements.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

The amendments require the disclosure of 'material', rather than 'significant', accounting policies. Management reviewed the material accounting policies and the information disclosed in Note 3. Material information on accounting policies (2022: Summary of significant accounting policies) in line with the amendments and determine that there was not a significant impact as of December 31, 2023.
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
The evaluation performed by Management determined that there was not significant impact in relation to the Group as of December 31, 2023.
Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction –Amendments to IAS 12 Income Taxes -Effective January 1, 2023
The amendments to IAS 12 Income Tax narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities. The evaluation performed by Management determined that there was not significant impact in relation to the Group as of December 31, 2023.

Global minimum top-up tax -Amendments to IAS 12 Income Taxes -Effective December 31, 2023
The Group has considered the International Tax Reform-Pillar Two Model Rules-Amendments to IAS 12 upon their release on 23 May 2023. The amendments provide a temporary mandatory exemption from deferred tax accounting for top-up tax, which is effective immediately, and require new disclosures about the Pillar Two exposure from December 31, 2023. The mandatory exemption applies retrospectively. However, because no new legislation to implement the top-up tax was enacted or substantively enacted as of December 31, 2022, in any jurisdiction in which the Group operates and no related deferred taxes were recognized at that date, the retrospective application has no impact on the Group.

This Amendment, which modified IAS 12 -Income Taxes, applies to income taxes arising from tax legislation enacted to implement the rules of the Pillar I and II model published by the Organization for Economic Cooperation and Development (OECD). The rules of this model ensure that large multinational companies are subject to a minimum tax rate of 15%. The minimum tax is calculated based on financial accounting standards and is based on two main components: profits and taxes paid. The Amendment grants companies temporary relief from accounting for deferred taxes arising from the Organization for Economic Cooperation and Development (OECD) international tax reform.

Note 7. Recent accounting pronouncements not yet adopted
Certain new accounting standards and interpretations have been published that are not mandatory for the year ended December 31, 2023 and have not been early adopted by the Group. The Group is still assessing the potential impact of these standards in the current or future reporting periods and on foreseeable future transactions.
As of the issue date of these Consolidated Financial Statements, the following new and revised IFRS standards have been issued, but are not yet effective:

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
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
Lease Liability in a Sale and Leaseback (Amendments to IFRS 16) - Effective January 1, 2024
The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. The evaluation performed by management determined that these amendments did not result in a significant impact. However, early adoption was not elected.
Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7) - Effective January 1, 2024
The amendments introduce additional disclosure requirements for companies that enter into supplier finance arrangements that have all of the following characteristics; (i) A finance provider pays amounts a company (the buyer) owes its suppliers, (ii) A company agrees to pay under the terms and conditions of the arrangements on the same date or at a later date than its suppliers are paid, and (iii) The company is provided with extended payment terms or suppliers benefit from early payment terms, compared with the related invoice payment due date.
Additional disclosures include qualitative and quantitative information about its supplier finance arrangements, such as terms and conditions – including, for example, extended payment terms and security or guarantees provided.

The IASB decided that, in most cases, aggregated information about an entity’s supplier finance arrangements will satisfy the information needs of users of financial statements.

Lack of Exchangeability (Amendments to IAS 21) - Effective January 1, 2025

Under IAS 21 The Effects of Changes in Foreign Exchange Rates, a company uses a spot exchange rate when translating a foreign currency transaction. The spot exchange rate is defined as the exchange rate available for immediate delivery. However, in rare cases, it is possible that one currency cannot be exchanged into another and external events may result in economic uncertainty and cause a lack of exchangeability between two currencies. Therefore, companies may need to assess whether there is a temporary or a long-term lack of exchangeability and determine an appropriate foreign exchange spot rate to use for the purposes of foreign currency translation. Consequently, market participants are unable to buy and sell currency to meet their needs at the official exchange rate and turn instead to unofficial, parallel markets.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
Under the amendments, companies will need to provide new disclosures to help users assess the impact of using an estimated exchange rate on the financial statements.
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
Note 8. Revenue
The Group recognizes its revenues from the transfer of goods and services to the fulfillment of its performance obligations. The Group’s annual revenue includes $5,913 (2022: $7,098, 2021: $3,637) recognized from intellectual property licensing and dossier generation.
Products
The Group primarily engages in developing, producing and marketing pharmaceutical solutions. It is considered an integrated international healthcare and pharmaceutical company across the three core therapeutical areas: hospitals/clinics, pharmacies (prescription) and over-the-counter (non-prescription).
The Group’s main products for the years ended December 31, 2023, 2022 and 2021 are:
a.Business to Business
Nextgel
i.Softgel: Integrated CMDO, soft gelatin capsules, softgels, gummy-gels and GTabs.
b.Business to Consumer
Procaps Colombia, CAN and CASAND
a.VitalCare: Branded drugs, consumer over-the-counter and generics.
i.Clinical Specialties: High-complexity drugs and medical devices.
ii.Farma: Branded prescription drugs.
Diabetrics
i.Diabetrics: Diabetes solutions and chronic disease management tool.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
Disaggregation of revenue from contracts with customers
Revenue from contracts with customers is disaggregated by primary geographical market and major products (refer to Note 9. Segment reporting) and by timing of revenue recognition in the table below.

For the year ended December 31 2023	Reportable segments					Corporate	Total
	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics

Segment revenue	243,035	148,270	75,663	96,324	40,102	—	603,394
Inter-segment revenue	(120,061)	(404)	(24,165)	(17,108)	(17,908)	—	(179,646)
Revenue from contracts with customers	122,974	147,866	51,498	79,216	22,194	—	423,748

Timing of revenue recognition
Goods transferred at a point in time	117,317	147,866	51,498	79,216	22,194	—	418,091
Services transferred over time	5,657	—	—	—	—	—	5,657
Total revenue from contracts with customers	122,974	147,866	51,498	79,216	22,194	—	423,748

For the year ended December 31 2022	Reportable segments					Corporate	Total
	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics

Segment revenue	253,467	145,275	77,306	80,043	34,466	—	590,557
Inter-segment revenue	(131,100)	(2,985)	(22,461)	(17,062)	(13,746)	—	(187,354)
Revenue from contracts with customers	122,367	142,290	54,845	62,981	20,720	—	403,203

Timing of revenue recognition
Goods transferred at a point in time	116,753	142,290	54,845	62,554	20,720	—	397,162
Services transferred over time	5,614	—	—	427	—	—	6,041
Total revenue from contracts with customers	122,367	142,290	54,845	62,981	20,720	—	403,203

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

For the year ended December 31 2021	Reportable segments					Corporate	Total
	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics

Segment revenue	241,563	156,850	64,198	67,605	47,622	—	577,838
Inter-segment revenue	(122,557)	(1,493)	(16,633)	(14,276)	(19,140)	—	(174,099)
Revenue from contracts with customers	119,006	155,357	47,565	53,329	28,482	—	403,739

Timing of revenue recognition
Goods transferred at a point in time	116,246	155,357	47,565	53,329	28,482	—	400,979
Services transferred over time	2,760	—	—	—	—	—	2,760
Total revenue from contracts with customers	119,006	155,357	47,565	53,329	28,482	—	403,739
Revenue recognized from goods transferred at a point in time include revenues related to “sales of goods” and “sales of trademarks and sanitary records”. Revenue recognized from services transferred over time include revenues related to “intellectual property licensing” and “dossier generation”. Revenues, other than sales of goods, are not material to the Group.
Note 9. Segment reporting
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
The Group’s customer revenue recognition (external revenue) policy has been consistent with inter-segment revenue generated.

	NextGel			Procaps Colombia			CAN			CASAND
Year 2023	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	243,035	(120,061)	122,974	148,270	(404)	147,866	75,663	(24,165)	51,498	96,324	(17,108)	79,216
Contribution margin [1]	50,138	(3,791)	46,347	43,575	14	43,589	13,029	(175)	12,854	27,081	16,735	43,816

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

	Diabetrics			Corporate			Total
Year 2023	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	40,102	(17,908)	22,194	—	—	—	603,394	(179,646)	423,748
Contribution margin [1]	212	(969)	(757)	(19,144)	16,203	(2,941)	114,891	28,017	142,908
Administrative expenses	—	—	—	98,279	—	98,279	98,279	—	98,279
Finance expenses	—	—	—	26,123	—	26,123	26,123	—	26,123
Other expenses	—	—	—	(27,454)	—	(27,454)	(27,454)	—	(27,454)
Income (loss) before tax							17,943	28,017	45,960

	NextGel			Procaps Colombia			CAN			CASAND
Year 2022	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	253,467	(131,100)	122,367	145,275	(2,985)	142,290	77,306	(22,461)	54,845	80,043	(17,062)	62,981
Contribution margin [1]	66,752	(14,307)	52,445	44,594	156	44,750	18,681	(1,861)	16,820	14,602	14,869	29,471

	Diabetrics			Corporate			Total
Year 2022	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	34,466	(13,746)	20,720	—	—	—	590,557	(187,354)	403,203
Contribution margin [1]	2,965	116	3,081	38	(4,484)	(4,446)	147,632	(5,511)	142,121
Administrative expenses	—	—	—	104,686	—	104,686	104,686	—	104,686
Finance expenses	—	—	—	(37,926)	—	(37,926)	(37,926)	—	(37,926)
Other expenses	—	—	—	27,622	—	27,622	27,622	—	27,622
Income (loss) before tax							53,250	(5,511)	47,739

	NextGel			Procaps Colombia			CAN			CASAND
Year 2021	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	241,563	(122,557)	119,006	156,850	(1,493)	155,357	64,198	(16,633)	47,565	67,605	(14,276)	53,329
Contribution margin [1]	66,679	(12,573)	54,106	51,431	490	51,921	18,767	(231)	18,536	9,949	11,754	21,703

	Diabetrics			Corporate			Total
Year 2021	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	47,622	(19,140)	28,482	—	—	—	577,838	(174,099)	403,739
Contribution margin [1]	6,981	(133)	6,848	(3,469)	(547)	(4,016)	150,338	(1,240)	149,098
Administrative expenses	—	—	—	83,175	—	83,175	83,175	—	83,175
Finance expenses	—	—	—	78,839	—	78,839	78,839	—	78,839
Other expenses	—	—	—	80,985	—	80,985	80,985	—	80,985
Income (loss) before tax							(92,661)	(1,240)	(93,901)
1Contribution Margin is determined by subtracting sales and marketing expenses from gross profit. The Group’s customer revenue recognition (external revenue) policy has been consistent with inter-segment revenue generated.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
Major customer
The Group does not have revenue from a single customer comprising more than ten percent of its consolidated revenue.
Geographical information
In presenting the geographic information, segment revenue is based on the geographical location of the customers.

	For the year ended December 31
	2023	2022	2021
South America	293,458	275,767	280,699
Central America	83,493	83,006	68,194
North America	39,026	34,237	46,330
Europe	7,771	10,193	8,516
Total	423,748	403,203	403,739
Note 10. Net finance (expense) income

	For the year ended December 31
	2023	2022	2021
Net fair value gain of warrant liabilities	7,877	12,195	5,851
Net fair value gain of shares held in escrow	11,187	61,795	4,506
Interest income	660	97	56
Finance income	19,724	74,087	10,413

Banking expenses	$(1,315)	$(781)	$(1,056)
Bank fees	(2,812)	(8,498)	(2,263)
Other financial expenses	(868)	(1,033)	(354)
Interest expense	(40,852)	(25,849)	(85,579)
Finance expense	$(45,847)	$(36,161)	$(89,252)
Net finance (expense) income	$(26,123)	$37,926	$(78,839)

In 2022, $6,076 of the bank fees relate to the amortization of upfront and commitment fees incurred under the Bridge Credit Agreement which was subsequently terminated, as mentioned in Note 1. General Company Information. The upfront and commitment fees are amortized using the straight-line method over the commitment period.
Refer to Note 27. Warrant Liabilities, Note 28.1. Reverse reorganization and Note 29. Financial instruments for further information related to net fair value gains for the years ended December 31, 2023, 2022 and 2021.
For the year ended December 31, 2021, interest expense includes the finance expense related to the obligation to repurchase the Group’s Ordinary Shares from IFC and Hoche under the Put Option Agreements and is measured using the effective interest rate method, inclusive of eligible transaction costs. The amount of interest expense, related to the put options recognized in 2021, amounts to $23,506. Additionally, an extinguishment loss of $35,920 was recognized in 2021, reflecting the re-negotiated commencement date for the annual return of the obligation under the Put Option Agreement with Hoche. On the effectiveness of the Transaction, September 29, 2021, both Put Option Agreements were terminated in exchange for Ordinary Shares issued by Holdco. The termination of the put option resulted in the associated liabilities to be reclassified into Company’s equity.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
In 2023, interest on lease liabilities amounted to $828 (2022: $1,033, 2021: $720). Refer to Note 3.3. Leases - Right-of-use assets & lease liabilities for method of recognition of interest expense applied by the Group.
In 2022, interest expense includes an extinguishment loss of $1,601, as a result of the substantially modified terms of the Senior Notes. Refer to Note 21. Borrowings for further information related to the debt extinguishment.
Net fair value gains recognized in Net finance (expense) income during 2023, 2022, and 2021 are unrealized.
Note 11. Other income (expenses), net

	For the year ended December 31
	2023	2022	2021
Foreign currency exchange rate differences gain (loss)	$24,369	$(18,283)	$(5,994)
Economic emergency contribution expenses	(1,358)	(1,325)	(1,411)
Fines, surcharges, penalties and taxes assumed	(355)	(1,119)	(775)
Donations	(1,142)	(814)	(720)
Listing expense 1	—	—	(73,917)
Impairment loss 2	(13,524)	(6,018)	—
Other 3	19,464	(63)	1,832
Total Other income (expenses), net	$27,454	$(27,622)	$(80,985)
1 Corresponds to the difference between the fair value of the net assets received through SPAC and the value of the equity interest issued, adjusted by dilutive effect of shares held in escrow at a weighted average fair value per share. Refer to Note 28.1. Reverse reorganization for further information related to the Transaction.
2Refer to Note 13. Goodwill, net for further details regarding the impairment loss and to Note 15. Property, plant and equipment, net Note 14. Intangible assets and Note 16. Leases for the impairment recognized within each asset group.
3Includes income from a legal settlement with a third party to recover costs incurred relating to a business opportunity with such third party. The open receivable balance as of December 31, 2023 is included within Other financial assets in the Consolidated Statement of Financial Position. The amount, counter party and any further details can not be disclosed due to contractual restrictions within the settlement agreement.
Note 12. Income tax
Income tax recognized through profit or loss

	For the year ended December 31
	2023	2022	2021
Current year	12,892	8,874	12,484
Current tax expense	12,892	8,874	12,484

Origination and reversal of temporary differences	(7,275)	2,739	607
Deferred tax (income) expense	(7,275)	2,739	607

Total income tax expense	5,617	11,613	13,091

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

	For the year ended December 31
	2023	2022	2021
Profit/ (loss) before tax	45,960	47,739	(93,901)
Income tax (benefit)/expense at corporate tax rate	10,759	9,428	(14,583)
Tax effect of expenses that are not deductible in determining taxable profit	38,181	27,187	49,442
Tax effect of income not taxable in determining taxable profit	(42,890)	(30,292)	(8,822)
Effect of different tax rates of subsidiaries operating in other jurisdictions	2,503	(1,249)	(9,423)
Others - Includes exchange effect for reversal rates of long-term temporary differences, income taxed at differential rates, effect of change in deferred tax rate and tax discounts	(2,908)	6,539	(3,523)
Tax effect use of tax losses not previously recognized	(28)	—	—
Tax expense for the year	5,617	11,613	13,091
Effective tax rate for the year	12.22%	24.33%	(13.94)%
The tax rate used for 2023 represents the corporate tax rate of 17% (2022: 17%, 2021: 17%) from Luxembourg on the taxable income payable by the Group, in accordance with the tax laws of said jurisdiction. Income tax for other jurisdictions is calculated based on the substantially enacted nominal tax rates prevailing in the respective jurisdictions. After effectiveness of the Transaction on September 29, 2021, the Group’s corporate tax jurisdiction changed from Malta to Luxembourg where the corporate tax rate is 17%.
On September 14, 2021, Colombia’s President approved the Social Investment Law (Ley de Inversión Social, or the “2022 Colombian Tax Reform”), which includes certain tax measures intended to generate additional tax revenues to fund social programs for purposes of mitigating the impact of the COVID-19 pandemic. The 2021 Colombian Tax Reform took effect beginning in 2022 and, among other things, includes a corporate tax rate increase from 30% to 35% for both domestic and foreign entities, permanent establishments and branches.
On December 13, 2022, the Colombian President enacted Law 2277 of 2022, which contains the tax reform proposals previously approved by congress. The purpose of the amendments is to promote equality and social justice, as well as to consolidate adjustments to the tax system. These tax measures included, among other things, corporate tax rate to remain unchanged at 35%. However, a new net tax rate was introduced, under which Colombian companies, including free trade zone users, are subject to a minimum 15% effective tax rate, calculated based on financial net profit, in accordance with the OECD Pillar Two global minimum tax rules. Some changes that alter substantial matters concerning periodic taxes entered into force as from January 1, 2023, and certain other provisions entered into force on a date specified in the legislation.
Transfer pricing regimen

Considering that the Group carries out transactions with related parties abroad, it is subject to the regulation that was introduced regarding transfer pricing. Due to the above, the Group prepared a technical study over the transactions performed during 2022, in which concluded that there are no conditions for affecting or adjusting income tax as from said year.

Up to date, the Group has completed the technical study related to the transactions carried out with related parties during 2023, 2022 and 2021, with no impact on the 2023, 2022 and 2021 tax return

Global minimum top-up tax

On October 8, 2021, 136 countries reached an agreement for a two-pillar approach to international tax reform.

Specifically, Pillar Two Global Anti-Base Erosion Rules propose four new taxing mechanisms under which multinational enterprises would pay a minimum level of tax: the subject to tax rule, a tax treaty-based rule that generally proposes a

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
minimum tax on certain cross-border intercompany transactions that otherwise are not subject to a minimum level of tax; the income inclusion rule; the under taxed payments rule; and the qualified domestic minimum top-up tax, which generally propose a minimum tax on the income arising in each jurisdiction in which the Group operates.

The Group operates in several jurisdictions, but it has been determined that the UPE (Ultimate Parent Entity) is located in Luxembourg. Luxembourg enacted legislation to implement the global minimum top-up tax on 2024 about QDMTT (Qualified Domestic Minimum Top-up Tax) and IIR (Income Inclusion Rule). The UTPR (Undertaxed Payment Rule) has entered into force in 2025.

As the group turnover is below €750 million for periods 2021, 2022 and 2023, Pillar Two is not applicable and consequently the Amendments to IAS 12 Income Taxes: International Tax Reform – Pillar Two model Rules would have no impact to the Group.

Regarding the amendments to IAS 12 (International Tax Reform-Pillar Two Model Rules), since no new legislation to implement the top-up tax was enacted or substantially enacted as of December 31, 2023 in any of the jurisdictions where the Group operates, no related deferred taxes were recognized at that date, hence the retrospective application has no impact on the Group's Consolidated Financial Statements.

Colombia domestic minimum tax

Separately from the OECD Pillar Two rules, Colombia introduced a domestic minimum tax regime though Law 2277 of 2022, effective from fiscal year 2023. Unlike the OECD framework, the Colombian minimum tax does not apply a global revenue threshold of €750 million, but rather establishes a local minimum effective tax rate requirement. This regime is accounted for as part of current income tax expense when payable, and it does not give rise to deferred tax assets or liabilities. The impact of this measure has been recognized in the Group’s 2023 current tax expense
Current tax assets and current tax liabilities:

	As of December 31
Current tax assets	2023	2022
Income Tax Advance	5,654	9,227
Surplus in Private Liquidation	10,533	9,563
Other Taxes	2,136	2,397
Total	18,323	21,187

Current tax liabilities
Income Tax Withholding	(3,341)	(2,274)
Income Tax Payable	(4,069)	(3,590)
Other Taxes	(409)	(1,062)
Total	(7,819)	(6,926)

As of December 31, 2023, 2022, the following is the detail of the tax losses of the Group that have not been used and on which deferred tax asset has not been recognized:

	As of December 31
	2023	2022
Tax Losses unused	5,513	4,752
Total	5,513	4,752

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
Note 13. Goodwill, net

	As of December 31
	2023	2022
Balance as of January 1	$5,791	$6,803
Effect of foreign currency exchange rate changes	—	(174)
Impairment losses	$(5,791)	$(838)
Balance as of December 31	$—	$5,791
The Group completed its annual impairment test for goodwill for the years ended December 31, 2023, 2022
As of December 31, 2023, the Group concluded that the recoverable amount of the goodwill and related assets of the cash-generating units (CGUs) Procaps S.A. de C.V. and Biokemical S.A. de C.V. was lower than their carrying amounts. Accordingly, an impairment loss was recognized for the full amount of goodwill allocated to these CGUs. No impairment losses were identified for these CGUs in the analyses performed for the years ended December 31, 2022. However, in 2022, the evaluation performed on the Rymco CGU resulted in the recognition of a full impairment of the related goodwill..
Therefore, as of December 31, 2023, the goodwill allocated to all three CGUs had been fully impaired.
Allocation of goodwill to cash generating units
For the purpose of impairment testing, goodwill has been allocated to the following cash-generating units, which belong to different reportable segments:

		As of December 31
Cash-generating unit	Reportable segment	2023	2022
Procaps S.A. de C.V.	CAN	$—	$549
Biokemical S.A. de C.V.	CAN	—	5,242
Rymco	Procaps Colombia	—	—
		$—	$5,791
The Group has three cash generating units - Procaps, S.A, de C.V., is engaged in the manufacturing and distribution of pharmaceutical products, Biokemical S.A. de C.V. which also manufactures and distributes pharmaceutical products, and Rymco, a manufacturer and seller of syringes, needles, and infusion equipment.
As of December 31, 2023, these CGUs are recognized at their recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal and the value in use of these CGUs. Since 2022, the Rymco CGU has been recognized at its recoverable amount, and in 2023, the CGUs Procaps S.A. de C.V. and Biokemical S.A. de C.V. were also recognized at their recoverable amount. The recoverable amount of these CGUs was determined using a value-in-use calculation based on cash flow projections from approved financial budgets over a specific period, together with an annual discount rate. For cash flows beyond the number of years used in projection, a fixed annual growth rate was used to extrapolate the projections. The chosen period for the cash flow projection represents the stable long-term position, and hence, the cash flows were extrapolated using a steady growth rate in the second stage. The sales growth rate and fixed gross margins were used as inputs for the cash flow projections during the budgeted period, and the directors estimated the growth rate based

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
on past performance and their expectations of market development. The following key assumptions and inputs were considered in the calculation of projected the cash flows of the cash generating units:

	Procaps S.A. de C.V.		Biokemical S.A. de C.V.		Rymco
	2023	2022	2023	2022	2023	2022
Post-Tax Discount Rate	16.5%	16.5%	16.5%	16.5%	N/A	17.5%
No. of years used In projection (In Years)	5	6	5	6	5	5
Fixed annual growth rate[1]	4%	3%	4%	3%	—%	3.0%
Average sales growth rate	0.6%	15.0%	0.9%	12.6%	—%	(3.5%)
Average gross margin[2]	52.8%	53%	39.4%	41.2%	—%	28%
1This rate is consistent with the growth of the pharmaceutical and medical supplies markets in the current and potential operating areas of the cash-generating units.
2Fixed gross margins were used in the cash flow projections for Procaps S.A. de C.V.

The table below indicates the amount by which estimated recoverable amount of the cash generated units exceeded its carrying amount:

Cash-generating unit	Reportable segment	2023	2022
Procaps S.A. de C.V.	CAN	$15,424	$11,863
Biokemical S.A. de C.V.	CAN	5,804	7,205
Rymco	Procaps Colombia	—	(11,741)
As of December 31, 2023, Rymco cash generating unit is fully impaired.
Rymco
The impairment in Rymco as of December 31, 2022 was due to the decrease in sales and declining market conditions during the year. During 2021, the production capacity of Rymco’s manufacturing facilities was expanded to meet the increased demand for its products that helped reduce the spread of the COVID-19 virus. However, during 2022, due to the end of the COVID-19 epidemic, the demand for those products significantly declined and, as a result, so did the selling prices due to oversupply in the marketplace.
As a result of the impairment identified as of December 31, 2022, the Group assessed the assets within Rymco subject to IAS 36 and recognized an impairment loss up to the greater of the recoverable amount of the individual assets or zero. The recoverable amount of the assets is its individual Level 2 fair value less costs of disposal, which is calculated based on observable market prices for similar assets. Therefore, a total impairment loss expense of $6,018, which was allocated to the non-financial assets of Rymco as follows:
–Impairment of Goodwill of $838, with $0 remaining carrying amount;
–Impairment of Property Plan and Equipment of $4,689, with a remaining carrying amount of $1,596;
–Impairment of Right-of-use assets of $356, with a remaining carrying amount of $2,744; and
–Impairment of Intangible assets of $135, with $0 remaining carrying amount.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
The impairment loss was recognized for the year ended December 31, 2022 in the Consolidated Statement of Profit or Loss and Other Comprehensive Income as Other expenses, net.
As of December 31, 2022, after impairing assets within the scope of IAS 36 by $6,018, an unallocated impairment of $5,723 remained unrecognized by the Group. As of December 31, 2023, the Rymco is fully impaired and it is recognized at its recoverable value, therefore, no further adjustments were made to this cash generating unit during the year.
During the year ended December 31, 2023, the Group permanently ceased Rymco’s operations. Subsequently, in August 2024, part of its assets was sold. The remaining assets, with a carrying amount of $1,705, were subject to an independent valuation that estimated their fair value at $481.
This information constitutes objective evidence of conditions existing as of December 31, 2023. Accordingly, the Group recognized an additional impairment of $1,225, recorded in the consolidated statement of profit or loss under “Other expenses, net.”
Procaps S.A. de C.V. and Biokemical S.A. de CV
As of December 31, 2023, the impairment of Procaps S.A. de C.V. and Biokemical S.A. de C.V. was primarily attributable to increased expenses associated with the cost to serve, as well as higher discounts, returns, and complimentary products granted during the period. In addition, during the year, the Company implemented a commercial strategy aimed at reducing the inventory days maintained by its distributors (customers). This initiative, which resulted in lower stock levels across these channels, reduced the frequency and volume of purchase orders, thereby significantly impacting sales for the period. Although the impairment test is based on projections of future cash flows, such projections incorporated the anticipated negative effects of this strategy, contributing to the recognition of the impairment loss.
As a result of the impairment identified as of December 31, 2023, the Group assessed the assets within Procaps S.A. de C.V. and Biokemical S.A. de C.V. subject to IAS 36 and recognized an impairment loss up to the greater of the recoverable amount of the individual assets or zero. The recoverable amount of the assets is its individual Level 2 fair value less costs of disposal, which is calculated based on observable market prices for similar assets. Therefore, a total impairment loss expense of $12,175, which was allocated to the non-financial assets of Procaps S.A. de C.V. and Biokemical S.A. de C.V. as follows:
–Impairment of Goodwill of $5,791, with $0 remaining carrying amount;
–Impairment of Property Plan and Equipment of $5,478, with a remaining carrying amount of $11,195;
–Impairment of Right-of-use assets of $374, with a remaining carrying amount of $10; and
–Impairment of Intangible assets of $533, with $0 remaining $ 6,197 carrying amount.
As of December 31, 2023, after impairing assets within the scope of IAS 36 by $12,175, an unallocated impairment of $17,141 remained unrecognized by the Group.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
Note 14. Intangible assets

Cost	Trademarks and sanitary records	Licenses, customers and agreements	Product development	Total
Balance as of January 1, 2022	14,615	15,935	23,285	53,835
Additions	1,684	566	—	2,250
Additions from internal developments	—	—	8,713	8,713
Derecognition of assets	16	(49)	(154)	(187)
Effect of foreign currency exchange rate changes	(1,180)	(1,574)	(4,697)	(7,451)
Transfers	233	363	—	596
Balance as of December 31, 2022	15,368	15,241	27,147	57,756
Additions	1,724	818	—	2,542
Additions from internal developments	—	—	9,920	9,920
Derecognition of assets	(18)	—	(51)	(69)
Effect of foreign currency exchange rate changes	1,791	2,229	7,417	11,437
Transfers	(707)	282	(526)	(951)
Balance as of December 31, 2023	18,158	18,570	43,907	80,635

Accumulated amortization and impairment losses	Trademarks and sanitary records	Licenses, customers and agreements	Product development	Total
Balance as of January 1, 2022	4,179	12,512	7,011	23,702
Amortization expense	1,205	995	2,733	4,933
Impairment loss	114	21	—	135
Derecognition of assets	5	—	—	5
Effect of foreign currency exchange rate changes	(495)	(1,200)	(1,503)	(3,198)
Balance as of December 31, 2022	5,008	12,328	8,241	25,577

Amortization expense	1,686	1,032	3,525	6,243
Derecognition of assets	(13)	—	—	(13)
Impairment loss	521	11	327	859
Effect of foreign currency exchange rate changes	933	1,686	2,480	5,099
Balance as of December 31, 2023	8,135	15,057	14,573	37,765

As of December 31, 2022
Net book value	10,360	2,913	18,906	32,179
As of December 31, 2023
Net book value	10,023	3,513	29,334	42,870
For the years ended December 31, 2023, 2022 amortization expenses are recognized within the Consolidated Statement of Profit or Loss and Other Comprehensive Income as administrative expenses.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
Impairment loss recognized as of December 31, 2023 in Other expenses, net, mainly corresponds to the Procaps S.A. de C.V. and Biokemical S.A. de C.V. cash-generating units, and the impairment loss recognized as of December 31, 2022 in Other expenses, net relates to the Rymco cash-generating unit. Refer to Note 13. Goodwill, net for further information.
Foreign currency exchange corresponds to the effect of translating the intangible asset amounts attributable to the subsidiaries of the Group whose functional currencies are different from that of the Group.

Note 15. Property, plant and equipment, net

Cost	Land and buildings	Machinery and equipment, furniture and fixtures	Projects in progress	Other [1]	Total
Balance as of January 1, 2022	30,319	71,233	9,885	4,028	115,465
Additions	4,425	2,556	16,055	121	23,157
Disposals	(2,072)	(2,071)	—	(2)	(4,145)
Effect of foreign currency exchange rate changes	(1,283)	(9,698)	(2,008)	(512)	(13,501)
Transfers	759	(180)	(3,216)	179	(2,458)
Balance as of December 31, 2022	32,148	61,840	20,716	3,814	118,518
Additions	27	1,123	19,078	103	20,331
Disposals	(293)	(280)	—	(470)	(1,043)
Effect of foreign currency exchange differences	2,952	14,694	2,638	701	20,985
Transfers	3,695	17,820	(19,044)	29	2,500
Balance as of December 31, 2023	38,529	95,197	23,388	4,177	161,291

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

Accumulated depreciation and impairment losses	Land and buildings	Machinery and equipment, furniture and fixtures	Projects in progress	Other [1]	Total
Balance as of January 1, 2022	7,637	32,856	—	3,523	44,016
Disposals	—	(2,013)	—	(1)	(2,014)
Depreciation expense	775	4,662	—	219	5,656
Impairment loss	—	4,247	403	39	4,689
Effect of foreign currency exchange rate changes	508	(4,648)	—	(315)	(4,455)
Transfers	—	39	—	2	41
Balance as of December 31, 2022	8,920	35,143	403	3,467	47,933
Disposals	(278)	(228)	—	(445)	(951)
Depreciation expense	859	4,750	—	172	5,781
Impairment loss	4,138	2,536	—	49	6,723
Effect of foreign currency exchange differences	292	7,602	104	671	8,669
Transfers	—	2,158	—	(4)	2,154
Balance as of December 31, 2023	13,931	51,961	507	3,910	70,309

As of December 31, 2022
Net book value	23,228	26,697	20,313	347	70,585
As of December 31, 2023
Net book value	24,598	43,236	22,881	267	90,982
1‘Other’ includes computer equipment and other office furniture and equipment.
As of December 31, 2023, depreciation expense was recognized as follows: $4,557 was recognized as Cost of sales (2022: $4,504), for manufacturing costs, and $1,218 (2022: $1,152) within Administrative expenses.
Impairment loss recognized as of December 31, 2023 in Other expenses, net, relates to the Procaps S.A. de C.V. and Biokemical S.A. de C.V. cash-generating units, and the impairment loss recognized as of December 31, 2022 in Other expenses, net, relates to the Rymco cash-generating unit. Refer to Note 13. Goodwill, net for further information.
Financial Commitments.
As of year-end 2023, the Group has commitments to acquire capital expenditures for $3,878 (2022: $2,304).

Note 16. Leases
The Group has leases of office and warehouse buildings, land, vehicles, machinery and computer hardware. Rental contracts are for fixed terms varying between one and seven years.
Information about leases for which the Group is a lessee is presented below.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
Right-of-use assets
Reconciliation of asset balances:

	Land and Buildings [1]	Equipment and Machinery	Vehicles	Computers	Total
Balance as of January 1, 2022	35,582	5,076	—	698	41,356
Addition to right-of-use asset	8,940	2,293	—	1,219	12,452
Depreciation	(4,323)	(1,343)	(7)	(582)	(6,255)
Derecognition of contracts	(437)	(33)	—	—	(470)
Impairment loss	—	(356)	—	—	(356)
Transfers	201	47	61	—	309
Effect of foreign currency exchange differences	(3,887)	(685)	1	(72)	(4,643)
Balance as of December 31, 2022	36,076	4,999	55	1,263	42,393
Addition to right-of-use asset	3,453	538	216	926	5,133
Depreciation	(4,076)	(1,327)	(71)	(696)	(6,170)
Derecognition of contracts	(380)	—	—	(88)	(468)
Impairment loss	(374)	—	—	—	(374)
Transfers	2,132	(2,542)	—	—	(410)
Effect of foreign currency exchange differences	5,610	796	5	144	6,555
Balance as of December 31, 2023	42,441	2,464	205	1,549	46,659
1Includes net right-of-use assets of $1,161 (2022: $1,373) with related party WM Partners, LP.
As of December 31, 2023 depreciation expense was recognized as follows: $4,557 was recognized within administrative costs (2022: 4,504) for manufacturing costs, and $1,218 (2022: $1,152) within Administrative expenses.
Impairment loss recognized as of December 31, 2023 in Other expenses, net, relates to the Procaps S.A. de C.V. and Biokemical S.A. de C.V. cash-generating units, and the impairment loss recognized as of December 31, 2022 in Other expenses, net, relates to the Rymco cash-generating unit. Refer to Note 13. Goodwill, net for further information.
Lease Liabilities
The Group’s lease liabilities are guaranteed by the lessor’s title to the leased assets. As of December 31, 2023 and 2022 the Group maintains the following opened balances:

	2023	2022
Non-current	$29,811	$25,139
Current	5,436	9,053
Total	$35,247	$34,192
The remaining contractual maturity and repayment periods of the Group’s leases liabilities are exhibited in Note 29. Financial instruments.
Carrying amounts of lease liabilities are included in Borrowings’ balance, refer to Note 21. Borrowings.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
Amounts recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income

	For the year ended December 31
	2023	2022
Interest on lease liabilities	$828	$1,033
Expense relating to leases of low-value assets	450	115
Expense relating to short-term leases	559	862
Amounts recognized in Consolidated Statements of Cash Flows
The total cash outflow for leases amounts to December 31, 2023 $5,992 and (2022: $6,679). The principal amount of the lease liabilities and estimated interest payments contractual maturity and repayment periods are included in Note 29. Financial instruments.

Note 17. Investment in joint ventures

Name of joint venture	Principal activity	Place of incorporation and principal place of business	Proportion of ownership interest and voting rights held by the Company
			As of December 31, 2023	As of December 31, 2022
Promedical S.A.	Marketing and pharmaceuticals	Santa Cruz de la Sierra, Bolivia	50%	50%
Promedical S.A. is accounted for using the equity method in these Consolidated Financial Statements. Pursuant to a shareholder agreement, the Group has the right to cast 50% of the votes at shareholder meetings of Promedical S.A.
The other summary information that precedes the reconciliation to the Group’s carrying amount represents amounts included in the IFRS financial statements of the joint venture, not the Procaps Group share of these amounts, although they are adjusted to reflect fair value adjustments upon acquisition or accounting policy alignments.
Summarized financial information of Promedical S.A is set out below. The summarized financial information below represents amounts in the Promedical S.A.’s financial statements prepared in accordance with IFRS Standards, adjusted by the Group for equity accounting purposes.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

	As of December 31
	2023	2022
Current assets	$9,128	$10,107
Non-current assets	2,940	2,970
Current liabilities	7,848	8,422
Non-current liabilities	1,047	866
Equity	3,173	3,789

	For the year ended December 31
	2023	2022
Revenue	19,891	19,844
(Loss)/income for the year	(647)	(2,040)
Total comprehensive (loss)/income	(647)	(2,040)

	As of December 31
	2023	2022
Net assets of Promedical S.A.	$3,173	$3,789
Proportion of the Group’s ownership interest in Promedical S.A.	1,587	1,895
Other adjustments	441	(390)
Carrying amount of the Group’s interest in Promedical S.A.	$2,028	$1,505

Note 18. Inventories, net

	2023	2022
Raw materials and supplies	48,291	$42,701
Products in process	6,085	7,412
Finished products and merchandise	45,561	45,036
Inventory in transit	10,116	11,531
Subtotal	110,053	106,680
Less: Provision	(8,228)	(6,917)
Total	$101,825	$99,763
Inventories recognized as cost of goods sold during the year ended December 31, 2023 amounted to $185,772 (2022: $168,421). Inventories used as samples for the year ended December 31, 2023 amounted to $4,686 (2022: $6,659) were recognized as marketing expenses.

Write-downs of inventories to net realizable value and obsolescence adjustments amounted to 12,132 (2022: 6,332), were recognized within sales expenses during the year ended December 31, 2023.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
Note 19. Trade and other receivables, net

	As of December 31
	2023	2022
Trade receivables, net of discounts [1]	$133,116	$106,824
Other receivables	8,648	11,657
Impairment of trade and other receivables [2]	(16,910)	(12,065)
Trade receivables, net of discounts and impairment	$124,854	$106,416
1Discount and return provision amounts to 30,867 (2022: 22,240)
2Total impairment balance is comprised of 14,509 (2022: 10,768) for trade receivables and $2,401 (2022$1,297) for other receivables.
Refer to Note 29. Financial instruments for the Group’s disclosures on credit risk management and expected credit losses.
The Group has entered into factoring arrangements to sell certain trade receivables to third parties under recourse programs, retaining all risk and rewards incidental to the trade receivables, so no derecognition of the financial assets has been performed. Trade receivables which collateralize factoring obligations as of December 31, 2023 amount to $3,548 (2022: $2,547).

Note 20. Cash and cash equivalents

	As of December 31
	2023	2022
Cash on hand	$14,745	$39,770
Tax refund titles[1]	2,769	3,233
Total cash and cash equivalents	$17,514	$43,003
1.The balance as of December 31, 2023 and 2022 relates to tax refund titles (Colombian Tax Reimbursement Certificates) that are securities issued by the Colombian Ministry of Finance and Public Credit which are highly liquid and tradeable. They must be redeemed within one year with the tax authority to compensate payable taxes.
As of December 31, 2023 and 2022, cash and cash equivalents were not restricted or levied in anyway as to limit availability thereof.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
Note 21. Borrowings

	2023	2022
Borrowings at amortized cost [1]
Syndicated term loans (1)	$64,275	$38,626
Other term loan (2)	80,717	96,851
Lease liabilities (3)	35,247	34,192
Factoring obligations (4)	4,111	2,317
Bank overdrafts (5)	153	80
Senior Notes (6)	115,000	115,000
Total interest bearing liabilities	$299,503	$287,066

Current	$268,389	$257,898
Non- Current	$31,114	$29,168
1Borrowings at amortized cost are unsecured, with the exception of factoring obligations which are collateralized by trade receivables. Refer to Note 19. Trade and other receivables, net.
Information about the Group’s exposure to interest rate, foreign currency and liquidity risk is included in Note 29. Financial instruments.
1.Syndicated term loan

(In thousands of USD)	Principal currency	Range of Interest	Maturity Year	2023	2022
Syndicated term loan	COP	IBR+5.3% (Variable)	2023-2025	$—	$38,626
New Banco Credit Agreement	COP	IBR +8.5% (Variable)	2029	64,275	—
On November 20, 2018, Procaps S.A. entered into a syndicated term loan agreement (the “Syndicated Loan Agreement”) with the following banks: Portion in COP - Davivienda and Bancolombia; USD portion - Banco de Credito del Peru, Bancolombia Panama and Banco Sabadell. The total value of the syndicated loan amounts to $200,434 million COP (portion in COP) and $35 million USD (portion in USD), Fiduciaria Bancolombia acts as the agent of the loan. C.I. Procaps S.A., Procaps S.A. de C.V, Biokemical S.A., Pharmarketing S.A. (Panama), Pharmarketing Salvador S.A. de C.V., Pharmarketing S.A. (Guatemala S.A.), C.D.I. Salvador S.A. de C.V., C.D.I. Nicaragua S.A., C.D.I. Guatemala S.A., Pharmarketing Dominicana SRL, and Pharmarketing Costa Rica S.A., act as co-debtors, while Pharmayect S.A., Inversiones Crynssen S.A.S., Inversiones Ganeden S.A.S., Inversiones Henia S.A.S., Inversiones Jades S.A.S., and Industrias Kadima S.A.S., act as guarantors.
The resources obtained were used for advance payment and/or novation of some obligations to be refinanced. The conditions of the loan had a term of 5 years for installment payments and the interest rates agreed are as follows: IBR + 5.30% for the portion in COP and Libor + 4.80% for the USD portion.
The loans received by Banco de Crédito del Peru and Banco Sabadell were prepaid during the month of November 2021, due to the improvement in terms and conditions under the NPA.
The significant covenants required by the Syndicated Loan Agreement were as follows:

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

•Indebtedness index (Indebtedness/EBITDA) as of June 30 and December 30 of each year, during the loan term, must be less than or equal to 3.5 times. If the index is greater than 3.0 and less than 3.5, it proceeds to the extent that this value is originated by causes other than additional debt and the justification of the increase must be presented to the agent.
•Short-term leverage ratio must be less than 1.0 on the last day of each semester.
•EBITDA ratio / financial expenses = or > 3.0 on the last day of each semester.
•The payment of dividends is restricted to anyone other than the jointly obligated parties.
The Syndicated Loan Agreement established that, in the event of breach of covenants by the debtor, the lenders shall be entitled to declare early maturity of the indebtedness thereunder.
As of December 31, 2022, the Group was not in compliance with certain loan covenants under the Syndicated Loan Agreement. As a result, as of December 31, 2022, the $19,665 unpaid principal balance previously classified as a non-current borrowings, was reclassified to current borrowings within the Group’s Consolidated Statement of Financial Position. On May 2, 2023 the Group obtained a waiver for the loan covenant breaches described above. Under the terms of the waiver, the lenders agreed to waive the event of default as of December 31, 2022.

For the period ended June 30, 2023, as part of the Waiver negotiations, the lenders agreed to adjust the ratios, the Group complied.

On August 16, 2023, Procaps S.A. and other entities of the Group (Procaps Group, S.A., C.I. Procaps, S.A., Diabetrics Healthcare, S.A.S., Procaps, S.A. de C.V., and Funtrition, S.A.S.) as guarantors (collectively, the "Obligors") entered into a Credit Agreement with Bancolombia S.A. and Banco Davivienda S.A (the “New Banco Credit Agreement”). The New Banco Credit Agreement provides for a loan of up to $247,817 million COP and the proceeds are to be used exclusively for the prepayment of $5,486 USD of previously existing loans and $225,325 million COP for the refinancing of existing indebtedness of the Group, including the Syndicated Loan Agreement. The New Banco Credit Agreement provides for a term of six-years, and interest accrues thereunder at a rate equal to the Colombian Central Bank’s reference rate (for a three-month tenor) plus 8.50% per annum.

The New Banco Credit Agreement contains customary affirmative and negative covenants, including limitations on the ability of the Group to incur additional debt, guarantee other obligations, grant liens on assets, make investments or acquisitions, dispose of assets, pay dividends or other payments on capital stock, make restricted payments, engage in mergers or consolidations, engage in transactions with affiliates, and enter into certain restrictive agreements.

The New Banco Credit Agreement requires the Group's compliance with the following financial covenants, each measured on a trailing twelve-month basis on the final day of each fiscal quarter of the Group:

•Consolidated debt to consolidated EBITDA ratio of no greater than 3.50:1:00 (other than for the period ended September 30, 2023, for which the ratio shall be no greater than 4.30:1.00).
•EBITDA interest coverage ratio of greater than 3.00:1.00 (other than for the period ended September 30, 2023, for which the ratio shall be greater than 1.90:1.00).

Additionally, the Obligors are required to maintain combined total assets and combined EBITDA equal to no less than 80% of the Group’s consolidated total assets and consolidated EBITDA, respectively, as of June 30 and December 31 of each year.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
On December 26, 2023, the Group obtained Incremental Waivers under the New Banco Credit Agreement in anticipation of a potential breach of the consolidated EBITDA to consolidated interest expense ratio, which adjusts such ratio for the period ended December 31, 2023, that shall be greater than 1.90:1.00.

As of December 31, 2023 the Company did not provide information regarding financial ratios to the lenders. Also, according to the consolidated financial results for the year ended December 31, 2023, Management determined that the Group was not in compliance with the following financial covenant ratio: consolidated debt to consolidated EBITDA ratio 3.71. The Company complied with EBITDA interest coverage ratio 1.98. Also, the Group did not comply with other non-financial covenants for which a waiver was not obtained.

As a result, the Group reclassified the respective indebtedness of $62,894 related to the New Banco Credit Agreement to current liabilities as of December 31, 2023.

2.Other term loans

(In thousands of USD)	Principal currency	Range of Interest	Maturity Year	2023	2022
Other term loans[1]	COP	17.72%-32% A.E., 23.50% A.N. (Fixed) (2022:IBR+ 5%, DTF+ 3%, 13.99%-25.3%)	2024-2025	$14,323	$9,549
	COP	IBR+2.25%-7.25% (2022: IBR+2.25%-10.2%)	2024-2025	13,468	21,267
	Soles	8% - 12.79% A.N.(Fixed)	2024	7,364	6,837
	Reales	9.84%-13.08% A.N. (2022: 9.84% - 18% A.N.)	2024	545	2,176
	USD	SOFR+ (3%-5.80%) (2022: SOFR+ (4.8%-5.8%))	2024	23,621	23,454
	USD	8%-19.68% A.N. (2022: 6.36%-16.8%)	2024-2025	21,396	33,568
Total Other term loans				$80,717	$96,851
1. Other term loans includes reverse factoring transactions. The balance of reserve factoring as of December 31, 2023 and 2022 was of $17,813 and $10,080, respectively.
On June 28, 2022, Procaps, S.A. entered into a credit agreement with BTG Pactual (the “BTG Credit Agreement”) to borrow $8,672. The financial covenants required by the BTG Credit Agreement are as follows:
•Consolidated Indebtedness Indicator (Indebtedness / EBITDA) must not be greater than 3.5 times.
•EBITDA interest coverage ratio must not be less than 3 times.

As of December 31, 2022, the Group was not in compliance with certain loan covenants related to the BTG Credit Agreement. As a result, as of December 31, 2022, the $4,490 unpaid principal balance previously classified as a non-current borrowings, has been reclassified to current borrowings within the Group’s Consolidated Statement of Financial Position.

On March 28, 2023 the Group obtained a waiver for the loan covenant breach. Under the terms of the waiver, BTG Pactual agreed to waive the event of default as of December 31, 2022. As part of the waiver negotiations, the lenders agreed to adjust the covenant ratios as noted below for the period ended June 30, 2023:

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
•Procaps S.A. and its subsidiaries consolidated Indebtedness Indicator (Indebtedness / EBITDA) must not be greater than 4.5x.
•Procaps S.A and its subsidiaries EBITDA interest coverage ratio must not be less than 1.8x.

Further, on September 29, 2023, the Group negotiated with BTG to change the covenant reporting entity to be the Group instead of just Procaps S.A. and its subsidiaries.The changes in the ratios are as follows:

•For the remainder of 2023, Indebtedness Indicator (Indebtedness / EBITDA) must be greater than 4.30x. For the period starting 2024, it must be greater than 3.5x.
•For the remainder of 2023, EBITDA interest coverage ratio shall be greater than 1.9x. For the period starting 2024, it must be greater than 3.0x.
Along with the BTG Credit Agreement, the Group borrowed $19,000 on October 14, 2022 as part of a short-term agreement with BTG Pactual which was initially payable in 2022. On December 15, 2022, February 13, 2023, and May 10, 2023, the Group executed amendments to extend the maturity date.

On August 18, 2023, the Group entered into a Credit Agreement with Banco BTG Pactual S.A.-Cayman Branch. (the “New BTG Credit Agreement”). The New BTG Credit Agreement provides for a loan of up to $19 million, the proceeds are to be used exclusively for the prepayment of existing indebtedness under the BTG Credit Agreement. The New BTG Credit Agreement provides for a term of 30 months, interest accrues at a rate equal to SOFR 3M plus 5.80%.

The New BTG Credit Agreement requires the Group's compliance with the following financial covenants, each measured on a trailing twelve-month basis on the final day of each period ending June 30 and December 31:

•Consolidated debt to consolidated EBITDA ratio of no greater than 3.50:1:00 (other than for the twelve-month period ended December 31, 2023, for which the ratio shall be no greater than 4.30:1.00).
•EBITDA interest coverage ratio of greater than 3.00:1.00 (other than for the twelve-month period ended December 31, 2023, for which the ratio shall be greater than 1.90:1.00).

As of December 31, 2023, the Company did not provide information regarding financial ratios to the lenders. Also, according to the consolidated financial results for the year ended December 31, 2023, Management determined that the Group was in compliance with the following financial covenant ratios: consolidated debt to consolidated EBITDA ratio 3.71 and EBITDA interest coverage ratio 1.98. Also, the Group did not comply with other non-financial covenants for which a waiver was not obtained.

As a result, the Group reclassified the respective indebtedness for BTG Credit Agreement, amounting to $12,448 to current liabilities as of December 31, 2023.

Management continuously oversees compliance with the obligations.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
3. Lease liabilities

(In thousands of USD)	Principal currency	Range of Interest	Maturity Year	2023	2022
Lease liabilities	COP	IBR+3.82%-7.30% (2022: DTF + (5.18% - 10.11%) T.A., IBR+7.5%)	2024-2030	$11,082	$10,475
	COP	IBR+4.20%-8.20% (2022: DTF+ 4.54%-10.42% T.A.)	2024-2025	6,340	3,653
	USD [1]	0.75%-21.75%	2024-2032	17,180	14,787
	COP	1.91%-12.23%, IBR+4.68%	2023	—	4,703
	Reales	0.33% - 19.08% A.N. (2022: 0.70% - 8.72% (Fixed))	2024	645	574
Total Lease liabilities				$35,247	$34,192
1Includes lease liabilities of $1,331 (2022: $1,501) with related party WM Partners, LP.
4.Factoring obligations

(In thousands of USD)	Principal currency	Range of Interest	Maturity Year	2023	2022
Portfolio factoring	COP	DTF+8% (2022: DTF+7%)	2024	$1,802	$1,508
	COP	2.15% A.N. Fixed (2022: 15%-27% A.N.)	2024	1,553	809
	Reales	18% A.N.	2024	551	—
	USD	9.95% A.N.	2024	205	—
Total Factoring obligations				$4,111	$2,317
5.Bank overdraft

(In thousands of USD)	Principal currency	Range of Interest	Maturity Year	2023	2022
Overdrafts and credit cards	COP	32.00% A.E. (Fixed) (2022: 19.68% - 32% A.E.)	2024	$20	$80
	USD	SOFR+3.00%+FECI 1.00%	2024	18	—
	USD	11.29% - 29.99% A.E. (Fixed)	2024	115	—
Total Overdrafts and credit cards				$153	$80

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
6.Senior Notes

(In thousands of USD)	Principal currency	Range of Interest	Maturity Year	2023	2022
The Prudential Insurance Company Of America	USD	8.50% A.N.(Fixed)	2031	$60,020	$60,020
Prudential Annuities Life Assurance Corporation	USD	8.50% A.N.(Fixed)	2031	29,980	29,980
Healthspring Life & Health Insurance Company, Inc	USD	8.50% A.N.(Fixed)	2031	18,350	18,350
CIGNA Health and Life Insurance Company	USD	8.50% A.N.(Fixed)	2031	6,650	6,650
Total Senior Notes				$115,000	$115,000

On November 12, 2021, the Group closed the private placement offering of $115 million aggregate principal amount of 4.75% guaranteed senior notes (the “Senior Notes”) issued by Procaps, S.A., a subsidiary of the Group, due November 12, 2031, pursuant to the NPA entered into on November 5, 2021 with The Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Healthspring Life & Health Insurance Company, Inc. and Cigna Health and Life Insurance Company Inc
The Senior Notes are a senior unsecured obligations of Procaps, S.A. and unconditionally guaranteed by Procaps Group, S.A. and the following subsidiaries of the Group: C.I. Procaps, S.A., Diabetrics Healthcare S.A.S., Pharmayect S.A., Procaps, S.A. de C.V., Biokemical, S.A. de C.V., Colbras Indústria e Comércio Ltda., and Sofgen Pharmaceuticals LLC.
Debt issuance costs related to the Senior Notes of $2,142, comprised of commissions payable to the initial purchasers of $1,390 and attorneys’ costs of $752, were allocated to the liability of the Notes based on their relative values. Issuance incremental costs are part of the effective rate and amortized to interest expense using the effective interest method over the contractual term.
As mentioned in Note 1. General Company Information the Notes Payoff did not occur on or prior to November 30, 2022, therefore triggering the 3.75% per annum waiver fee on the outstanding principal amount of Senior Notes, raising the interest rate from 4.75% to 8.50%. As a result, the Group has treated the rate increase as a debt extinguishment, derecognized a liability in the amount of $113,400, expensed $1,600 in unamortized transaction costs, and recognized a new liability in the amount of $115,000.
The Senior Notes require Procaps, S.A., the Group and the following subsidiaries of the Group: C.I. Procaps, S.A., Diabetrics Healthcare S.A.S., Pharmayect S.A., Procaps, S.A. de C.V., Biokemical, S.A. de C.V., Colbras Indústria e Comércio Ltda., and Sofgen Pharmaceuticals LLC. to comply with the following financial ratios:
•The consolidated total debt of Procaps, S.A., the Group and the other obligors thereunder to consolidated EBITDA for the last twelve months of 3.50:1.00 or less (Indebtedness Indicator), measured on a trailing twelve-month basis on the final day of each fiscal quarter of the Group;
•An EBITDA interest coverage ratio (calculated as the consolidated EBITDA for the last twelve months of Procaps, S.A., the Group and the other obligors thereunder divided by the consolidated interest expenses of Procaps, S.A., the Group and the other obligors thereunder) in excess of, or equal to, 3.00:1.00, measured on a trailing twelve-month basis on the final day of each fiscal quarter of the Group.
•Short-term leverage ratio equal to or less than 1.00
Complying with the NPA protocols and as a result of the more favorable provisions of the Syndicated Loan Agreement, the Group gave notice on April 7, 2022 that specific provisions related to reporting covenants, affirmative covenants, negative

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
covenants, events of default, and mandatory prepayment events, as set forth in the Syndicated Loan Agreement, shall apply to the Senior Notes.
As of December 31, 2022, the Group was not in compliance with the certain loan covenants related to the Senior Notes. As a result, the $115,000 unpaid principal balance previously classified as a non-current borrowings, were reclassified to current borrowings within the Group’s Consolidated Statement of Financial Position as of December 31, 2022.

On March 31, 2023 the Group obtained a Waiver for the NPA covenant breaches described above. Under the terms of the Waiver, the noteholders agreed to waive the event of default as of December 31, 2022. For the periods ending March 31, June 30 and September 30, 2023, as part of the Waiver negotiations, the lenders agreed to adjust the covenant ratios as noted below.

The consolidated total debt of Procaps, S.A., the Group and the other obligors thereunder to consolidated EBITDA for the last twelve months of 4.00:1.00 or less:

•An EBITDA interest coverage ratio in excess of, or equal to, 2.20:1.00.
•Short-term leverage ratio equal to or less than 1.60:1:00.

As of June 30, 2023 the Group obtained an Additional waiver under the NPA in anticipation of a potential breach of the covenant ratios contained within the March 31, 2023 waiver. For the periods ending June 30 and September 30, 2023, the lenders agreed to adjust the covenant ratios as noted below (the covenants returned to the original terms from December 31, 2023, onwards):

•The consolidated total debt of Procaps, S.A., the Group and the other obligors thereunder to consolidated EBITDA for the last twelve months of 4.30:1.00 or less.
•An EBITDA interest coverage ratio in excess of, or equal to, 1.90:1.00.

On December 29, 2023, the Group obtained Incremental Waivers under the NPA in anticipation of a potential breach of the EBITDA interest coverage ratio, which adjusts such ratio for the period ended December 31, 2023, that shall be greater than or equal to 1.90:1.00.

As of December 31, 2023, the Company did not provide information regarding financial ratios to the lenders. Also, according to the consolidated financial results for the year ended December 31, 2023, Management determined that the Group was not in compliance with the following financial covenant ratio: consolidated total debt to consolidated EBITDA ratio 3.71. The Company complied with EBITDA interest coverage ratio 1.98. Also, the Group did not comply with other non-financial covenants for which a waiver was not obtained.

As a result, the Group reclassified the respective indebtedness for the NPA, amounting to $115,000 to current liabilities as of December 31, 2023.This reclassification causes the Group to breach the short-term leverage ratio under the NPA as of December 31, 2023.

On March 29, 2024, the Group obtained the March 2024 waivers, under which, the noteholders agreed to adjust the short-term leverage ratio to be less than or equal to 3.0 for the period ended December 31, 2023.

For information related to debt financial restructuring refers to Note 31.
Working capital
Reconciliation of liabilities arising from financing activities

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

	January 1, 2023	Payment cash flows	New liabilities [1]	Other changes [2]	December 31, 2023
Syndicated term loans	38,626	(4,043)	5,556	24,136	$64,275
Other term loan	96,851	(112,880)	102,677	(5,931)	$80,717
Lease liabilities	34,192	(5,992)	2,574	4,473	$35,247
Factoring obligations	2,317	(20,607)	21,702	699	$4,111
Bank overdrafts	80	(425)	479	19	$153
Notes	115,000	—	—	—	$115,000
Total liabilities from financing activities	$287,066	$(143,947)	$132,988	$23,396	$299,503

1.New liabilities include non-cash activities for invoices from suppliers financed via reverse factoring $47,161 and new lease liabilities for $2,574.
2.Other changes include foreign currency exchange differences, cost amortization of $98 and the novation of debt of $13,707 between the Other term loan and the Syndicated term loan.

	January 1, 2022	Payment cash flows	New liabilities [1]	Other changes [2]	December 31, 2022
Syndicated term loans	$46,505	(7,850)	7,923	(7,952)	$38,626
Other term loan	$51,593	(94,306)	145,631	(6,067)	$96,851
Lease liabilities	$31,747	(6,679)	12,647	(3,523)	$34,192
Factoring obligations	$10,609	(21,943)	14,042	(391)	$2,317
Bank overdrafts	$55	(817)	1,019	(177)	$80
Notes	$112,857	—	—	2,143	$115,000
Total liabilities from financing activities	$253,366	$(131,595)	$181,262	$(15,967)	$287,066

1.New liabilities include non-cash activities for invoices from suppliers financed via reverse factoring $32,358 and new lease liabilities for $12,647.
2.Other changes include foreign currency exchange differences, the write-off of the Notes unamortized transaction costs of $1,600 due to the debt extinguishment, and cost amortization of $360.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
Note 22. Deferred tax
The deferred tax assets and liabilities by type of temporary difference are as follows:

	As of December 31
	2023	2022
Net deferred tax asset (liability)
Trade and other receivables	$13,362	$2,035
Inventories	3,199	3,930
Property, plant and equipment	(4,251)	(4,019)
Intangibles	(6,540)	(5,112)
Borrowings and Trade and other payables	224	2,648
Provisions and Other liabilities	1,014	1,780
Others [1]	982	(524)
Total net deferred tax asset (liability)	$7,990	$738

1As of December 31, 2022, includes a deferred tax asset of $381 related to Procaps S.A. tax losses of $1,088 generated during the year. The NOLs ($1,088) where completely offset in 2023 with taxable income of Procaps S.A. for which as of December 31, 2023 this Company has no pending NOLs

	As of December 31
	2023	2022
Deferred tax asset	$10,475	$7,485
Deferred tax liability	(2,485)	(6,747)
Net deferred tax asset (liability)	$7,990	$738

	2023	2022
Balance as of January 1	$738	$3,524
Recognized in Profit or Loss	7,275	(2,739)
Recognized in Other Comprehensive Income [1]	85	107
Others [2]	(108)	(154)
Balance as of December 31	$7,990	$738
1Deferred tax related to employee defined benefit plans.
2Deferred tax related to the purchase price acquisition of intangible assets in Procaps S.A. de C.V.
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
There was a deferred tax asset that would have been recognized for $1,929 as of December 31, 2023 (2022: $1,663) for temporary differences of $5,513 (2022: $4,752) related to subsidiary Rymco Medical’s fiscal losses. However, this asset was not recognized because the Group’s management considers that there is no certainty of future taxable income available for compensation. Likewise, no deferred tax liabilities have been recognized from those entities in which the Group has control and in the foreseeable future it is not expected that the same will be carried out.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

Note 23. Trade and other payables

	As of December 31
	2023	2022
Trade payables	$79,799	$80,287

Other payables
Trade current accounts	—	808
Interest payable	5,479	3,785
Withholdings and payroll contributions	3,429	2,512
Others	4,356	3,168
Total other payables	13,264	10,273
Total accounts payable	$93,063	$90,560

Note 24. Provisions and contingencies

	2023	2022
Provisions and contingencies
Balance as of January 1	$138	$501
Effect of foreign currency exchange rate changes	14	9
Provisions made	91	43
Provisions used	(101)	(415)
Balance as of December 31	$142	$138
Provisions
The Group recognizes provisions for contingencies that are probable of requiring an outflow of resources due to adverse effects. The Group recognized the estimated probable losses against the company for labor, administrative and ligation, which are calculated based on the best estimate of the disbursement required to settle the obligation at the date of preparation of the Consolidated Financial Statements. Such contingencies are disclosed with possible adverse effects for the entity, as follows:
Legal provisions
Softcaps legal proceedings – The total balance of $58 (2022: $76) is comprised of labor, administrative, and civil litigation. There are no tax litigation provisions recognized as of December 31, 2023 and 2022.
The remaining balance of $84 (2022: $62) is for labor litigation in the following entities: Procaps, S.A., Unimed del Perú and Diabetrics; and $21 is for tax litigation in CDI Nicaragua.
Contingencies
Procaps SA de CV legal proceedings - The General Tax Directorate of El Salvador (DGII), determined that the company failed to declare taxable and presumed income from revenue obtained and loans made to non-domiciled companies in 2018, the proposed tax charge and sanction amounts to $1,087. Also, the DGII determined that the company incurred in the

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
infraction of non-intentional evasion due to the incorrect filing of the “VAT” declarations for 2019. The proposed tax charge and penalty amounts to $348 as of December 31, 2023.
However, the Group’s external advisor indicates that it is not probable for this claim to proceed, therefore, there is no provision for the effect of this contingency.
CDI Nicaragua legal proceedings - The tax authority of Nicaragua (Administración de Renta Linda Vista), determined that the Group applied discounts not related to taxable income generation in 2018. Also the Group reported higher cost of sales for undocumented purchases not deductible for income tax purposes in 2018, the proposed tax burden and penalty amount to $537 as of December 31, 2023.
However, the Group’s external advisor indicates that it is not probable for this claim to proceed, therefore, there is no provision for the effect of this contingency.
Note 25. Shareholder’s equity
Note 25.1. Authorized and issued shares
The authorized shareholder’s equity is represented by 800,000,000 (2022: 800,000,000, 2021: 800,000,000) Ordinary Shares with a par value of one cent each, of which 112,824,183 (2022: 112,824,184, 2021: 112,824,184) are issued and outstanding as of December 31, 2023. Ordinary Shares grant one vote per share and one right to dividends. Also, 4,000,000 Redeemable A Shares are issued and held in treasury by the Group and 4,500,000 Redeemable B Shares are issued and held in treasury by the Group.
Reconciliation of share capital and share premium related to the reverse reorganization:

Ordinary authorized and issued shares	Number of shares	Share capital amount	Share premium
As of January 1, 2021 pre-restructuring	2,001,071	2,001	54,412
Termination of put option agreements (a)	903,075	903	297,796
Subtotal	2,904,146	2,904	352,208
Capital restructuring of Crynssen (1:33.4448 exchange ratio) (b)	94,224,544	(1,933)	1,933
Subtotal - restructured	97,128,690	971	354,141
Acquisition of Union Acquisition Corp. II (c)	20,195,494	202	174,738
Escrowed shares (d)	(11,714,612)	(117)	(106,247)
Redemption of redeemable shares (e)	(4,500,000)	(45)	(44,955)
As of December 31, 2021	101,109,572	1,011	377,677

As of December 31, 2022	101,109,572	1,011	377,677
Treasury shares acquired (f)			(2,184)
As of December 31, 2023	101,109,572	1,011	375,493
a.On the effectiveness of the Transaction, September 29, 2021, the put option agreements were terminated in exchange for new equity instruments in Procaps Group SA.
b.On completion of the Transaction, each of the OpCo Shareholders, contributed its respective OpCo Ordinary Shares to Holdco in exchange for Holdco Ordinary Shares, and, in the case of IFC for Holdco Ordinary Shares and 4,500,000 Holdco Redeemable B Shares, subscribed for by each OpCo Shareholder. The OpCo Shareholders were issued 97,128,690 new shares in the Group (92,628,689 Holdco Ordinary Shares and 4,500,000 Holdco Redeemable B Shares) in exchange of the 2,904,146 outstanding OpCO Ordinary Shares. The resultant share exchange ratio being 33.4448.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
c.SPAC Ordinary Shares outstanding (including those held by the PIPE Investors and Union Group International Holdings Limited and Union Acquisition Associates II, LLC (the “SPAC Sponsors”) were exchanged with Holdco for Holdco Ordinary Shares pursuant to a share capital increase of HoldCo.
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
174,738
d.1,250,000 Holdco Ordinary Shares issued to the SPAC Sponsors and 10,464,612 Holdco Ordinary Shares issued to certain Opco Shareholders in connection with the Transaction are subject to an escrow arrangement that is applicable to both SPAC Sponsors and to such OpCo Shareholders. On September 29, 2021, considering that the condition to deliver a fixed number of shares for a consideration that is settled in One’s own equity instruments is not met for the 11,714,612 Holdco Ordinary Shares issued to the SPAC Sponsors and certain Opco Shareholders, the escrow shares were classified as a financial liability with changes in fair value through profit or loss for the amount of $106,364.
e.Immediately following the Exchange, the Group redeemed 4,500,000 Holdco Redeemable B from IFC for a total purchase price of $45,000 in accordance with that certain share redemption agreement entered into by and between the Group and IFC on March 31, 2021, and subsequently amended on September 29, 2021.
f.Treasury shares – Comprises the cost of the Company's shares held by the Group.
Refer to Note 28.1. Reverse reorganization for further information related to the Transaction.
Note 25.2. Reserves

	As of December 31
	2023	2022
Legal[1]	$4,898	$4,892
Working Capital[2]	42,209	40,851
General[3]	3,131	—
	$50,238	$45,743

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

	2023	2022
Balance as of January 1	$45,743	$42,749
Increase in working capital reserves	1,358	2,994
Increase in legal reserves	6	—
Increase in general reserves	3,131	—
Balance as of December 31	$50,238	$45,743
1Legal Reserves – Includes the appropriate values from net income to comply with legal provisions related to asset protection according to applicable jurisdictions with cumulative earnings.
2Reserves for working capital – These are eventually used to transfer earnings from the retained earnings for appropriation purposes.
3General reserves – These are eventually used to transfer earnings from the retained earnings for fulfilling various business needs, like enhancing the working capital, distributing dividends to the shareholders, meeting various kinds of other contingencies, etc.

1 Legal Reserve - Includes the appropriate values from net income to comply with legal provisions related to asset protection according to applicable jurisdictions with cumulative earnings.

2 Reserves for working capital – These are eventually used to transfer earnings from the retained earnings for appropriation purposes.
Note 26. Earnings Per Share
The Group reports net earnings per share in accordance with IAS 33 - Earnings Per Share. The income/(loss) per share is calculated by dividing the income/(loss) for the year attributable to ordinary equity holders of the Group by the weighted average number of Ordinary Shares outstanding in the year.
The income/(loss) per fully diluted share shall be calculated based on the income/(loss) for the year divided by the weighted average number of fully diluted shares. No dilutive effect has been identified for the years ended December 31, 2023, 2022 and 2021.

	2023	2022	2021
Net income/(loss) of the year	40,343	36,126	(106,992)
Number of Ordinary Shares issued at December 31*	100,456	101,110	101,110
Weighted average basic number of Ordinary Shares	101,006	101,110	98,143
Weighted average diluted number of shares	101,006	101,110	98,143
Basic and diluted income/(loss) per share in the year	0.40	0.36	(1.09)
*Includes 903,075 shares held under put option before the transaction as such ordinary shareholders were entitled to receive dividends.
Note 27. Warrant Liabilities

	As of December 31
	2023	2022
Public warrants	$2,600	$9,200
Private warrants[1]	439	1,716
	$3,039	$10,916
1Private warrants include 2,875,000 warrants held by the former SPAC sponsors deposited in an escrow account.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
Note 27.1. Public warrants

	2023	2022
As of January 1	$9,200	$16,000
Acquired public warrants	—	—
Fair value remeasurement	(6,600)	(6,800)
As of December 31	$2,600	$9,200
Public warrants were issued by the SPAC to certain shareholders whereas prior to the Transaction such public warrants (together with the private warrants issued to the SPAC sponsors) were exchanged, on a one per one basis, for warrants in the Group’s Ordinary Shares. The public warrants have the following terms:
•Each whole warrant entitles the holder to purchase one ordinary share at an exercise price of $11.50
•The warrant is exercisable post Transaction and expires on the earlier of:
–5 years after the completion of the Transaction, i.e., September 29, 2026
–the Redemption Date, or
–the liquidation of the Group.
•The Group may redeem the outstanding warrants, in whole and not in part, at a price of $0.01 per warrant at any time while the warrants are exercisable upon a minimum of 30 days prior written notice of redemption:
–if, and only if, the last sales price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalization and the like) on each of twenty (20) trading days within any thirty (30) trading day period ending on the third trading day prior to the date on which notice of redemption is given.
–however, that if and when the Public Warrants become redeemable by the Group, the Group may not exercise such redemption right if the issuance of Ordinary Shares upon exercise of the Public Warrants is not exempt from registration or qualification under applicable state blue sky laws or the Group is unable to effect such registration or qualification.
•The Public Warrants may be exercised, for cash (or on a “cashless basis”) at any time after notice of redemption shall have been given by the Group and prior to the Redemption Date.
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

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
Note 27.2. Private warrants

	2023	2022
As of January 1	$1,716	$7,112
Acquired private warrants	—	—
Fair value remeasurement	(1,277)	(5,396)
As of December 31	$439	$1,716
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
The Private Warrants have the following terms:
•Each warrant entitles the holder to purchase one ordinary share at an exercise price of $11.50 per share. Only whole warrants are exercisable.
•Exercisable post Transaction and expires on the earlier of:
–5 years after the completion of the Transaction,
–the Redemption Date, or
–the liquidation of the Group.
•Redemption for cash shall not apply.
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
Additionally, Private Warrants are classified as derivatives and financial liabilities, these shall be initially measured at fair value, with subsequent changes in fair value recognized in profit or loss. Refer to Note 10. Net finance (expense) income.
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
Warrants in Escrow shall be treated as follows:
•First Level Release Target: The escrow agent shall hold 1,437,500 SPAC Sponsor Private Warrants (the “First Level Sponsor Escrow Warrants”) in escrow until the earlier to occur of (a) the date on which the closing price of

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
the Holdco Ordinary Shares on the Nasdaq Stock Market equals or exceeds $12.50 per Holdco Ordinary Share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day trading period, or (b) the date that is the fifth (5th) anniversary of the closing of the Transaction (the “Five Year Expiration Date”).
•Second Level Release Target: The escrow agent shall hold 1,437,500 SPAC Sponsor Private Warrants (the “Second Level Sponsor Escrow Warrants”) in escrow until the earlier to occur of (a) the date on which the closing price of the Holdco Ordinary Shares on the Nasdaq Stock Market equals or exceeds $13.00 per Holdco Ordinary Share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day trading period, or (b) the Five-Year Expiration Date.
•Automatic Release: if Group shall consummate a liquidation, merger, stock exchange or other similar transaction which results in all of the holders having the right to exchange their Holdco Ordinary Shares for cash, securities or other property, then the escrow agent shall (subject to customary escrow notification provisions) promptly release all the First Level Sponsor Escrow Warrants and Second Level Sponsor Escrow Warrants to the SPAC Sponsors.
•Cancellation: On the Five-Year Expiration Date, any First Level Sponsor Escrow Warrants and Second Level Sponsor Escrow Warrants that have not been released and remain in escrow, shall be released by the escrow agent to the Group for cancellation.
Private Warrants issued by the Holdco which are deposited in escrow and are subject to cancellation if certain conditions are not met are recorded as contingent consideration and therefore initially measured at fair value. Further, since they are liability classified instruments, subsequent changes in fair value are recognized in profit or loss as a Net finance (expense) income. Refer to Note 10. Net finance (expense) income.
Note 28. Acquisitions
Note 28.1. Reverse reorganization
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

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
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
*The deem cost of the shares was estimated based on the fair value of the OpCo issued shares (legacy Crynssen Pharma Group Limited) prior to the merger with SPAC and Holdco.
The IFRS 2 ‘listing expense’ per above, has been recognized in profit or loss within Other expenses, net for the year ended December 31, 2022. Refer to Note 11. Other income (expenses), net.
As a result of the transaction, prepaid expenses of $4,602 have been recognized in Other current assets as of December 31, 2022.
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

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
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
Shares held in escrow subject to cancellation if certain conditions are not met, are recorded as contingent consideration and therefore, initially measured at fair value. Because the shares held in escrow will be settled in a variable number of the Group’s own equity instruments, they are classified as a liability. As a result, subsequent changes in fair value are recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income as Net finance (expense) income. Refer to Note 10. Net finance (expense) income.

	2023	2022
As of January 1	$40,064	$101,859
Escrowed shares	—	—
Fair value remeasurement	(11,187)	(61,795)
As of December 31	$28,877	$40,064
As of December 31, 2023, shares held in escrow measured at fair value include $25,795 and $3,081 (2022: $35,789 and $2,138) owned by the Minski Family and Union Acquisition Associates II, LLC, respectively, which are related parties.
Note 28.2. Asset acquisition - Pharmaceutical production facility
On November 5, 2021, Procaps Group entered into an asset purchase agreement to acquire an 86,000 sq. ft. pharmaceutical production facility located in West Palm Beach, Florida with production capacity of approximately 1.8 billion capsules per year for its iCDMO (integrated Contract and Manufacturing Organization) business unit.
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
The purchase price for the purchased assets is $1.6 million, and transaction costs of $213.6. On the Closing Date, December 31, 2022, the Group paid the amount corresponding to the 50% of the Purchase Price and the remaining 50% will be paid on December 31, 2023.
The fair value of the identifiable assets acquired on December 31, 2022, the date of the Transaction, were of $1,813.
The following table summarizes the final allocation of the purchase price based on the estimated fair values of the assets acquired and liabilities assumed at the date of asset acquisition.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

(Amount in thousands)	2022
Property, plant and equipment	$1,487
Inventories	133
Other receivables	193
Right-of-use assets	4,533
Lease liabilities	(4,533)
Total	$1,813
Note 29. Financial instruments
29.1 Accounting classification and fair value
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, the Group uses observable market data whenever possible. Fair values are categorized into different levels in a hierarchy based on the inputs used in the valuation techniques as follows:
•Level 1: inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
•Level 2: inputs are observable either directly (e.g. as prices) or indirectly (e.g. derived from prices).
•Level 3: fair value measurements incorporate significant inputs that are based on unobservable market data.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
The following table shows the carrying amounts of financial assets and financial liabilities. The amortized cost basis of the financial assets and liabilities not measured at fair value approximates their fair value.

	As of December 31, 2023			As of December 31, 2022
	FVTPL[1]	FVOCI[2]	Amortized cost[3]	FVTPL[1]	Amortized cost[3]
Financial assets not measured at fair value
Trade and other receivables, net	$—	$—	$124,854	$—	$106,416
Amounts owed by related parties, net	—	—	3,908	—	4,587
Cash and cash equivalents	—	—	17,514	—	43,003
Other financial assets	—	—	8,496	—	210
Total financial assets not measured at fair value	$—	$—	$154,772	$—	$154,216

Financial liabilities measured at fair value
Warrant liabilities	$3,039	$—	$—	$10,916	$—
Shares held in escrow	28,877	—	—	40,064	—
Derivative financial liabilities	$—	$1,792	$—	$—	$—
Total financial liabilities measured at fair value	$31,916	$1,792	$—	$50,980	$—
Financial liabilities not measured at fair value
Borrowings	$—		$299,503	$—	$287,066
Trade and other payables	—		93,063	—	90,560
Amounts owed to related parties	—		21,233	—	19,286
Total financial liabilities not measured at fair value	$—	$—	$413,799	$—	$396,912
1The fair value is comprised of $2,600 level 1 and $29,316 level 3 as of December 31, 2023 (2022: $10,916 and $40,064, respectively).
2The fair value of the exhibited figures as of December 31, 2023 are Level 2.
3The amortized cost approximates fair value as of December 31, 2023 and 2022, respectively.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
29.2 Measurement of fair values
The following table shows the valuation techniques used in measuring Level 3 fair values for financial instruments in the Consolidated Statement of Financial Position, as well as the significant unobservable inputs used.

Type	Fair value	Valuation Technique	Significant unobservable input	Relationship between significant unobservable input to fair value	Sensitivity of significant unobservable input to fair value
					+5%	-5%
Private warrants	$2,600	The fair value of the Private Warrants is estimated using the Black-Scholes option pricing formula for European calls, since the underlying stock is not expected to pay dividends over the term of the Warrants.	Volatility of 38.8% (2022: 36.6%)	The higher (lower) the volatility, the higher (lower) the fair value.	$604	$201
Private warrants in escrow	439	The fair value of the Private Warrants is estimated using Monte Carlo simulation in a risk-neutral framework assuming a Geometric Brownian Motion for the future stock price.	Volatility of 38.8% (2022: 37.5%)	The higher (lower) the volatility, the higher (lower) the fair value.	105	35
Shares held in escrow	28,877	The fair value of the shares to be delivered is estimated using Monte Carlo simulation in a risk-neutral framework assuming a Geometric Brownian Motion for the future stock price.	Volatility of 44.0% (2022: 36.5%)	The higher (lower) the volatility, the higher (lower) the fair value.	31,922	25,245
29.3 Financial risk management
The Group has exposure to the following risks arising from financial instruments:
•Credit risk
•Liquidity risk
•Market risk, including: currency and interest rate risk
29.3.1. Risk management framework
The Group analyzes each of these risks individually as well as on a combined basis and defines strategies to manage the economic impact on the Group’s performance in line with its financial risk management policy. The Group does not subscribe or negotiate hedging instruments.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
The Group’s Financial Administrative Unit (“UAC”, for its Spanish initials) supports, monitors and manages financial risks through internal reports, which are analyzed individually in each country depending on the degree and magnitude of the risks thereof. The financial UAC periodically reports to the shareholders the conclusions of such risk monitoring and proposes the plans and policies necessary to mitigate exposures.
29.3.2. Credit risk
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
Exposure to credit risk
The carrying amount of financial assets represents the maximum credit exposure of the Group. The carrying amount is presented net of impairment losses. None of the receivable balances as of December 31, 2023 or 2022 constitutes a significant concentration of credit risk. There are no other single customers representing more than 10% of total gross trade receivables for the years ended December 31, 2023 and 2022.
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
The following table provides information about the exposure to credit risk and expected credit losses for Trade and other receivables and Amounts owed by related parties as of December 31, 2023 and 2022:

December 31, 2023	Current (not past due)	1-30 days past due	31-60 days past due	61-90 days past due	91-120 days past due	More than 120 days past due	Total
Weighted-average loss rate	0.24%	3.33%	3.53%	4.64%	8.44%	83.33%	14.21%
Gross carrying amount	142,127	9,669	7,257	5,972	4,691	32,590	202,306
Impairment loss allowance	(340)	(322)	(256)	(277)	(396)	(27,156)	(28,747)
	141,787	9,347	7,001	5,695	4,295	5,434	173,559

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

December 31, 2022 (as restated)	Current (not past due)	1-30 days past due	31-60 days past due	61-90 days past due	91-120 days past due	More than 120 days past due	Total
Weighted-average loss rate	0.39%	3.42%	4.50%	14.25%	19.89%	83.88%	14.07%
Gross carrying amount	124,219	11,816	3,864	1,958	890	26,605	169,352
Impairment loss allowance	(483)	(404)	(174)	(279)	(177)	(22,317)	(23,834)
	123,736	11,412	3,690	1,679	713	4,288	145,518

For the year ended December 31, 2023, additions of $3,840 (2022: $2,477) to the impairment loss allowance were recognized within Sales and marketing expenses and these amounts includes reversal of $909 (additions 2022: $195) of impairment losses recognized for balances in connection with related parties and others, net $1,982 (2022: $(491)).
29.3.3. Market risk

Net Investment Hedges
A foreign currency exposure arises from the Group's net investment in its subsidiary Procaps, S.A., that is a Colombian Peso functional currency entity. The risk arises from the fluctuation in spot exchange rates between the Colombian Peso and the USD, which causes the amount of that net investment to vary.
Part of the Group's net investment in Procaps, S.A. is hedged by average rate forward contracts (pay Colombian Peso and receive USD), which mitigates the foreign currency risk arising from the subsidiary's net assets. The forward contracts are designated as hedging instruments for the changes in the value of the net investment that are attributable to changes in the Colombian Peso/USD spot rate. The counterparty is a top-tier financial institution with low credit risk.
The hedged risk in the net investment hedge is the risk of a weakening Colombian Peso against the USD that will result in a reduction in the carrying amount of the Group's net investment in Procaps, S.A. The Group has established a hedge ratio of 1:1 where the notional amounts of the hedging instruments match the carrying amount of the hedged net investment.
The Group assesses hedge effectiveness qualitatively, as the critical terms (i.e., the notional amount and underlying exchange rate) of the hedging instruments are closely aligned with those of the hedged net investment in Procaps, S.A. It is expected that the value of the hedging instruments and the value of the hedged net investment will systematically change in opposite directions in response to movements in the Columbian Peso/USD exchange rate.
The main potential sources of ineffectiveness identified by the Group in these hedging relationships are timing mismatches, forward points used to calculate the settlement amount of the hedging instruments which are not reflected in the value changes of the hedged net investment, and changes in the Group’s and/or derivative counterparty’s credit that would result in movements in fair value of the hedging instruments that would not be reflected in the movements in the value of the hedged net investment.
The amounts related to items designated as hedging instruments were as follows:

Average Currency Forward Contracts (Sell COP)	Settlement Date	Forward Exchange rate	Notional amount (COP)	Notional amount (thousands of USD)
Less than 3 months	1/3/2024	4,791	48,837,000,000	12,654

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

As of December 31, 2023
Average Currency Forward Contracts (Sell COP)	Carrying amount		Line item in the statement of financial position where the hedging instrument is included	Change in value used for calculating hedge ineffectiveness
	Assets	Liabilities
Less than 3 months	—	1,792	Hedging derivative financial instruments	1,792

As of December 31, 2023
Average Currency Forward Contracts (Sell COP)	Change in value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in PL	Line item in profit or loss that includes hedge ineffectiveness
Less than 3 months	1,792	—	N/A
The amounts related to items designated as hedged items were as follow:

As of December 31, 2023
	Change in value used for calculating hedge ineffectiveness	Foreign currency translation reserve for continued hedges	Balances remaining in the foreign currency translation reserve from hedging relationships for which hedge accounting is no longer applied
Net investment in Procaps S.A.	1,792	1,792	1,878

Foreign currency risk
The Group carries out transactions denominated in foreign currency, mainly imports, exports and indebtedness; thereby generating exposures to exchange rate fluctuations. The Group does not usually cover exposures to the exchange rate, but rather monitors frequently the foreign exchange market as a strategy to prevent significant loss in the short- and medium-term.
The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Assets		Liabilities
	2023	2022	2023	2022
COP	133,255	98,166	(111,164)	(72,006)
Reales	7,462	25,479	(1,178)	(9,962)
Cordoba	3,154	—	—	—
Quetzales	2,440	—	(107)	—
Soles	3,687	14,666	(254)	(8,905)
Dominican Peso	3,673	1,064	(133)	(3,563)
Colones	2,300	1,346	(9)	(2,814)

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
The following table details sensitivity per company to a 10% increase and decrease in the U.S. dollar against the relevant foreign currencies. The sensitivity analysis includes only the outstanding monetary items denominated in foreign currency and adjusts its conversion at the end of the period for a 10% change in exchange rates.

	+10% Impact to profit or loss before tax		-10% Impact to profit or loss before tax
	2023	2022	2023	2022
COP	(1,381)	(494)	1,688	604
Reales	(566)	(270)	698	330
Cordoba	(287)	—	350	—
Quetzales	(212)	—	259	—
Soles	(313)	(137)	381	168
Dominican Peso	12	4	(14)	(5)
Colones	628	133	(728)	(163)
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
A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates. In 2023, the Group undertook amendments to its financial obligations with contractual terms indexed to IBORs such that they incorporate new benchmark rates. As of December 31, 2023, the Group modified all of its variable rate liabilities indexed to LIBOR to reference SOFR.
The following sensitivity analyzes have been determined based on exposure of financial liabilities to the highlighted variable interest rates:

	2023			2022
	Carrying amount	+1%	-1%	Carrying amount	+1%	-1%
DTF/IBR	97,532	98,507	96,557	79,345	80,138	78,552
SOFR	23,638	23,875	23,401	23,454	23,689	23,219
Total	121,170	122,382	119,958	102,799	103,827	101,771
$121,170 or 40.46% as of December 31, 2023 and 102,799 or 35.81% as of December 31, 2022, of the Group’s interest-bearing financial liabilities bears interest at a variable rate. An increase of 1% in interest rates for the year ended December 31, 2023 would have decreased profit before tax by $1,212 in 2023 and decreased profit before tax by $1,028 in 2022. A decrease of 1% will have an equal and opposite effect on profit before tax. This sensitivity does not include the balances of financial obligations with a fixed rate.
29.3.4. Liquidity risk
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

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
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
The Group’s obligations to individual factors typically is less than 5% of the Group’s total indebtedness. The majority of the Group’s factoring obligations are concentrated with Banco Serfinanza S.A. and Nefincol S.A.S., while the main reverse factoring obligations are concentrated with Sufactura S.A., Bancolombia S.A. and Finamco S.A.S..
The following table details the most representative remaining contractual maturity and repayment periods of the Group’s financial liabilities. This reflects the undiscounted cash flows of financial liabilities, considering the date on which the Group must make the final payments.

	As of December 31, 2023
	Carrying amount	Contractual cash flows	Less than 1 year [1]	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	$264,256	$301,502	$299,966	$1,269	$267	$—	$—
Trade and other payables	93,063	93,063	93,063	—	—	—	—
Lease liabilities	35,247	54,285	9,038	8,956	6,901	15,397	13,993
Amounts owed to related parties	21,233	21,233	21,233	—	—	—	—
	$413,799	$470,083	$423,300	$10,225	$7,168	$15,397	$13,993
1.As mentioned in Note 21. Borrowings, as of December 31, 2023, $190,137 in the aggregate were classified as payable in less than 1 year as a result of a breach in certain covenants included under the NPA, BTG and the New Banco Credit Agreement.

	As of December 31, 2022 ( as restated)
	Carrying amount	Contractual cash flows	Less than 1 year [1]	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	$252,875	$279,625	$275,577	$3,518	$530	$—	$—
Trade and other payables	90,560	90,560	90,560	—	—	—	—
Lease liabilities	34,192	46,001	11,174	6,629	5,962	7,962	14,274
Amounts owed to related parties	19,286	19,286	19,286	—	—	—	—
	$396,913	$435,472	$396,597	$10,147	$6,492	$7,962	$14,274
1.As mentioned in Note 21. Borrowings, as of December 31, 2022, $139,155 in the aggregate were classified as payable in less than 1 year as a result of a breach in certain covenants included under the NPA, the Syndicated Loan Agreement, and BTG Credit Agreement for which the Group afterwards executed waivers with the lenders mentioned above.

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

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
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
Indebtedness Index
The indebtedness index for the reporting period is the following:

	2023	2022
Total assets [1]	472,499	442,526
Total liabilities [2]	473,235	479,660
Liabilities to assets ratio	1.00	1.08
1Defined as short-term assets plus long-term assets
2Defined as short-term liabilities plus long-term liabilities
Note 30. Related party transactions
Balances and transactions between the Group and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its related parties are disclosed below.
Outstanding activities
During the year, the Group entities carried out the following transactions with joint ventures and other related parties:

	For the year ended December 31
	2023	2022	2021
Sale of finished products	$4,534	$7,733	$5,628
Revenue from services and consulting	478	1,034	116
Purchases of raw materials and other services	15,542	12,367	10,240
For the year ended December 31, 2023 there were no interest expense derived from related parties (2022: $76, 2021: $61).
The following current amounts were outstanding at the reporting date:

	As of December 31
	2023	2022
Trade and other receivables by related parties	$13,474	$14,042
Loans owed by related parties	2,272	2,314
Less: provisions	(11,838)	(11,769)
Amounts owed by related parties, net	$3,908	$4,587

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

	As of December 31
	2023	2022
Trade and other payables to related parties	$8,083	$6,135
Loans owed to related parties	13,150	13,151
Amounts owed to related parties	$21,233	$19,286

Current	$21,233	$19,286
Non-current	$—	$—

For the year ended December 31, 2023 other expenses derived from related party transactions are comprised of donations $690 (2022: $494), leases $260, consulting services $480 and others $227, which are recognized as other expenses in profit or loss.
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
Loans to and from related parties

Loans to related parties	2023	2022
Balance as of January 1	$215	$276
Loans advanced	—	—
Loan repayments received	(215)	(61)
Balance as of December 31	$—	$215

Loans from related parties	2023	2022
Balance as of January 1	$61	$7,115
Loans advanced	—	61
Loan repayments	(61)	(7,191)
Interest accrued	—	76
Balance as of December 31	$—	$61
The loans to and from related parties are repayable between one year from the reporting date. As of December 31, 2023, there are no loans to and from related parties. The average interest rate on the loans during 2022 was 6%. Outstanding balances are unsecured and are repayable in cash.
No loss allowance was recognized in expense in 2023 or 2022.
For 2022, put option agreements with IFC and Hoche for the right to put back all or some of the Ordinary Shares they held in Crynssen was presented as a separate financial liability, until the effectiveness of the Transaction, even though both are related parties. See Note 21. Borrowings for further detail.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
Transactions with directors and executive board management members
Total management compensation included in the Consolidated Statement of Profit or Loss and Other Comprehensive Income are as follows:

	For the year ended December 31
	2023	2022
Short-term employee benefits	$3,288	$2,415
Consulting fees	2,205	3,357
Total	$5,493	$5,772
1The Group corrected the disclosure of short-term employee benefits and consulting fees for the year ended December 31, 2021. The correction does not impact the results presented in the prior period.
The table below sets forth the entities Procaps has engaged in related party transactions with and their relationship to Procaps.

Related Party	Relationship to Procaps
Promedical S.A.	A Bolivian sociedad anónima owned 50% by the Minski Family and measured as an equity method investment.

Fundación Procaps	A Colombian non-profit entity owned 100% by members of the Minski Family.

Industrias Intercaps de Venezuela, C.A.	A Venezuelan compañía anónima owned 100% by members of the Minski Family and Hoche.

Originates Inc.	A Florida corporation owned 100% by members of the Minski Family.

Gelco S.A.S.	A Colombian sociedad por acciones simplificada that is 18.75% owned by members of the Minski Family.

Gelco Gelatinas do Brasil	A Colombian sociedad por acciones simplificada that is 18.75% owned by members of the Minski Family.

Laboratorios Vivax Pharmaceutical C.A.	A Venezuelan compañía anónima owned 100% by members of the Minski Family and Hoche.

C.I. Naturmega S.A.	A Colombian sociedad anónima owned 92% by members of the Minski Family. Mostly a supplier.

Simviel S.A.S.	A Colombian sociedad por acciones simplificada owned 100% by a member of the Minski Family.

Pharma Perspectives S.A.	A Costa Rican sociedad anónima owned 100% by members of the Minski Family and Hoche.

Carlton Mega Inversiones S.A.	A Costa Rican sociedad anónima owned 100% by members of the Minski Family and Hoche.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

Sognatore Trust	A trust for the benefit of certain members of the Minski Family.

Deseja Trust	A trust for the benefit of certain members of the Minski Family.

Simphony Trust	A trust for the benefit of certain members of the Minski Family.

Union Acquisition Associates II, LLC	A Florida limited liability company controlled by a member of the Board of Directors.

Palo Santo Media LLC	A Florida limited liability company owned and controlled by an immediate family member of a member of the Board of Directors.

Escala Impesores S.A.S	A Colombian sociedad por acciones simplificada owned by a brother of the Minski Family. Mostly a supplier.

Dilcrest Assets S.A.	A Panamanian sociedad anónima owned 100% by members of the Minski Family.

Herfroze Investments Ltd.	A Panama Limited liability company owned by members of the Minski Family.

Bindermoor Overseas S.A.	A Panama company owned by members of the Minski Family.

WM Partners LP	A Florida private equity firm that is 45% owned by members of the Minski Family and 45% owned by a member of the Board of Directors.

Batley Managment	A Panama company owned by members of the Minski Family.
Purchase and Sale of Goods and Services and Commercial Operations
Purchase of Goods and Services
Procaps has purchased goods and services in the ordinary course of business in arm’s length transactions under market terms from several related parties. During the years ended December 31, 2023, 2022, and 2021, Procaps purchased goods and services from the following companies: (i) C.I. Naturmega S.A.; (ii) Gelco S.A.S.; (iii) Productora de Gelatina S.A.S.; (iv) Originates Inc.; (v) Simviel S.A.S.; and (vi) Productora de Gelatina Do Brazil ltda, (vii) Wm Partners, L. P.; and (viii) Palosanto Media LLC and (ix) Escala Impesores S.A.S Such goods and services consisted primarily of the sale of refined fish oil, gelatin and other raw materials. During the years ended December 31, 2023, 2022, and 2021, Procaps has purchased a total of $19.1 million, $15.9 million, and $13.7 million in goods and services from these companies, respectively.
Sale of Goods
Procaps has sold goods in the ordinary course of business in arm’s length transactions under market terms to several related parties. During the years ended December 31, 2023, 2022, and 2021, Procaps sold goods to the following companies: (i) C.I. Naturmega S.A., (ii) Promedical S.A, (iii) Industrias Intercaps de Venezuela C.A. and (iv) Laboratorios Vivax Pharmaceutical C.A . Such goods consisted primarily of raw materials. During the years ended December 31, 2023, 2022, and 2021, Procaps has sold a total of approximately $4.5 million, $8.0 million, and $5.6 million in goods to these companies, respectively. Amounts previously reported for 2021 have been revised to correct for an immaterial misstatement which have no impact on amounts reported in the consolidated financial statements.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
Sale of Services
Procaps has sold services in the ordinary course of business in arm’s length transactions under market terms to several related parties. During the years ended December 31, 2023, 2022, and 2021, Procaps sold services to the following companies: (i) Promedical S.A.; (ii) Originest Inc,; (iii) CI Naturmega S.A. and (iV) Fundacion Procaps Such services consisted primarily of technical advisory services. During the years ended December 31, 2023, 2022, and 2021, Procaps has sold a total of approximately $478 thousand, $1,034 thousand, and $116 thousand in services to these companies, respectively.
Commercial Operations
Procaps has conducted commercial operations in the ordinary course of business in arm’s length transactions under market terms with several related parties.
During the years ended December 31, 2023, 2022, and 2021, Procaps maintained balances of commercial operations with the following companies, generating accounts receivables by: (i) C.I. Naturmega S.A.; (ii) Industrias Intercaps de Venezuela C.A.; (iii) Originates Inc.; (vi) Productora de Gelatina S.A.S.; (v) Pharma Perspectives S.A.; (vi) Carlton Mega Inversiones S.A.; (vii) Escala Impresores S.A. and (viii) Promedical S.A. Such commercial operations consisted primarily of back-office services, leases, technical advisory and sale of finished products and raw materials. During the years ended December 31, 2023, 2022, and 2021, Procaps generated a total of approximately $13.5 million, $14.0 million, and $12.4 million in accounts receivables owed by these companies, respectively.
During the years ended December 31, 2023, 2022, and 2021, Procaps conducted commercial operations with the following companies, generating accounts payable to: (i) C.I. Naturmega S.A.; (ii) Fundación Procaps; (iii) Originates Inc.; (iv) Gelco S.A.S.; (v) Productora de Gelatina S.A.S.; (vi) Promedical S.A.; (viii) Escala Impresores S.A.S. and (ix) Gelco Do Brazil. Such commercial operations consisted primarily of purchase of raw materials, technical advisory and leases. During the years ended December 31, 2023, 2022, and 2021, Procaps generated a total of approximately $8.1 million, $6.1 million and $4.2 million in accounts payable to these companies, respectively.
Related Party Donations, Advances, Long-Term Receivables, Loans and Guarantees
Donations
Procaps S.A. has made donations to Fundación Procaps in the total amount of approximately $1.14 million, $0.8 million, and $0.7 million for the years ended December 31, 2023, 2022, and 2021, respectively.
Advances
Procaps periodically advances payments for services to be performed by certain related parties, including Simviel S.A.S. As of December 31, 2023, no advances were made.
Long-Term Receivables
Procaps sold pharmaceutical products to Industrias Intercaps de Venezuela and Laboratorios Vivax Pharmaceutical S.A. from 2010 through 2015 which, as of the date of this Annual Report, have not been paid. Long-term receivables in connection with such past sales outstanding as of December 31, 2023, owed by Industrias Intercaps de Venezuela C.A. and Laboratorios Vivax Pharmaceutical C.A. total approximately $18 million and $5.3 million, respectively. All such amounts have been impaired for by Procaps. For more information, see Note 31 to our Annual Audited Consolidated Financial Statements included elsewhere in this Annual Report.
Guarantees
Procaps S.A., a subsidiary of Procaps, is a guarantor under a loan by Banco Colpatria Multibanca Colpatria S.A., as lender, to C.I. Naturmega S.A., as borrower, the outstanding balance of which as of December 31, 2023 was $0.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
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

Note 31. Events after the reporting period

The Group has evaluated events occurring between January 1, 2024, and the date of authorization of the financial statements. The following significant events were identified:

Restatement of Financial Statements

In November 2023, the Audit Committee of Procaps Group S.A. engaged Greenberg Traurig to investigate matters that could have an impact on the financial statements. This investigation was carried out by KPMG, which issued its report on January 31, 2025.

These illegal acts included improper revenue recognition, manipulation of various types of expenses across reporting periods, incorrect valuation of certain assets (e.g., accounts receivable and inventory), brand sales lacking underlying commercial substance, unrecorded related-party debts, and undisclosed related-party transactions. As a result, the 2022 and 2021 financial statements were restated to reflect the necessary adjustments as described in the Note 4. Independent Investigation and Restatement.

Changes in Board of Directors and Senior Manager

Since January 2024 and up to the publication date of this report, the Senior Management has undergone several changes

On January 29, 2025, the Board of Directors appointed Ms. Melissa Angelini and Dr. Camilo Camacho as the Company’s Interim Co-Chief Executive Officers (and principal executive officers), Ms. Angelini and Dr. Camacho succeed Mr. Jose Antonio Vieira, who notified the Board on January 28, 2025 of his resignation as Chief Executive Officer of the Company.

On July 25, 2025, the Board of Directors make the decisions to relieved Mr. Camilo Camacho duties as Interim Co-Chief Executive Officer of the Company and appointed Mr. Luis Palacios as Chief Commercial Officer.

Financial Restructuring

In 2024, following the unification mentioned earlier in Q3 2023, the Club Deal and BTG contracts had payment commitments, of which those corresponding to Q1 and Q2 were fulfilled. However, in Q3 2024, the Group faced an unfavorable liquidity situation that resulted in non-payment. In response, a debt renegotiation process was initiated, categorizing the debts as follows:

•Categories 1, 2, and 3 comprise the so-called financial debt, amounting to approximately USD 30 million. The restructuring of this debt was finalized in December 2024, with payment commitments as follows: monthly installments during 2026 (Category 1); a single payment in December 2025 (Category 2); and principal repayment during 2026 with monthly interest payments from January 2025 through December 2026 (Category 3). It is important to note that these debt instruments are not subject to any covenant requirement.

•Category 4 represents the largest loans, totaling approximately USD190 million, to be repaid as follows: principal between 2028 and 2029, and interest starting in January 2027 at a defined rate. Negotiations on this debt continued

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)
until April 2025. Therefore, during 2024 and until the new contract was signed, financial and non-financial commitments remained in place, including the timely issuance of financial statements, which, not having been submitted, are considered in default. However, through Forbearance Agreements signed in 2024 and their amendments, the financial institutions agreed to refrain from exercising their right to demand immediate repayment due to these defaults. Toward the end of 2024, a negotiation with shareholders resulted in a USD40 million loan from Hoche Partners, which was established as convertible into shares and approved by the Board of Directors. In April 2025, negotiations were concluded regarding the NPA, obligations with BTG (both in COP and USD), and the Club Deal. These negotiations resulted in new interest rates, new amortization schedules, and increased guarantees. Key conditions agreed upon include:

•Unpaid interest from August 2024 to April 2025, totaling approximately USD15 million, was not paid in cash but in shares, which are included in the total package of issued shares (2,191,041,129 shares).
•From April 2025 to December 31, 2026, banks will not charge interest (Rate: 0%).
•From January 1, 2024, and for the duration of the loans, new interest rates were agreed upon, which differ from the originally established rates.

For 2026, this renegotiation did not involve the establishment of financial ratios as the previous ones but rather certain quarterly EBITDA levels were agreed. In accordance with the financial covenants established with lending institutions, the Company has committed to maintaining specific EBITDA levels for the fiscal year 2026. Based on the current financial projections, the Company is on track to meet these agreed-upon EBITDA thresholds. These projections reflect a stable operational performance and continued cost discipline, supporting the Company’s ability to comply with its debt obligations and maintain a healthy financial position.

Starting in March 2027, the covenant commitments for Category 4 include:

•Leverage ratio (Total Consolidated Debt / EBITDA), starting at 5.00:1 in March 2027 and gradually decreasing to 3.50:1 by December 2029.
•Interest coverage ratio (Consolidated EBITDA / Consolidated Interest Expense), starting at 2.00:1 in March 2027 and gradually increasing to 2.50:1 by September 2028 and for each fiscal quarter-end thereafter.

Private capital raise

In addition, as part of the transformation process, there was a privatre capital raise of $130 million. The private capital raise, comprised of a $90 million private placement of ordinary shares of Procaps and the issuance of $40 million in secured convertible notes during the end of 2024 and conversion of such notes into ordinary shares of Procaps, was secured from Chemo Project S.A., Becaril S.A., Flying FishVentures L.P., Saint Thomas Commercial S.A., Santana S.A., Hoche Partners Pharma Holding S.A. and other investors. Together, these shareholders now hold approximately 90% of the Company.

On March 24, 2025, the Board of Directors approved (i) the issuance, through a private offering of ordinary shares of the Company to “accredited investors” n an aggregate subscription amount of $90 million and (ii) the amendment to the previously announced Secured Convertible Note Subscription Agreement (the “Original NSA”) dated November 29, 2024, by and between the Company and Hoche Partners Pharma Holdings S.A., pursuant to which the Company issued that certain Secured Convertible Note to Hoche on November 29, 2024, in the principal amount of $20 million (the “First Note”), and that certain Secured Convertible Note to Hoche on December 27, 2024, in the principal amount of $20 million (the “Second Note”) and jointly with the First Note, the “Secured Convertible Notes”).

On April 9, 2025 the Company issued (i) 1,425,629,653 Ordinary Shares to the investors in the Equity Raise, (ii) 633,613,175 Ordinary Shares to the holders of the Secured Convertible Notes upon conversion thereof, (iii) Warrants in an aggregate “face amount” of $10 million to the holders of the Secured Convertible Notes upon conversion thereof, and (iv) 131,798,311 Ordinary Shares to certain of the Senior Secured Creditors.

Procaps Group, S.A. and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 (restated) and January 1, 2022 (restated)
(In thousands of United States Dollars, unless otherwise stated)

Legal Agreement with Family Group

Since the matters identified in the investigation (refer to number 1 above) involved transactions with Group entities and related parties, the benefits and consequences were generated for, or affected, its owners. On November 29, 2024, a Master Termination and Release Agreement was signed between the Minski Family and Procaps Group S.A. Through this document, the Parties irrevocably agreed to the full extinguishment of the Terminated Obligations and acknowledged and agreed that the Terminated Obligations shall have no further force or effect. Accordingly, each member of the Family Group, individually and on behalf of their respective Affiliates, releases Procaps Group from all the Terminated Obligations.