Form 20-F
period 2024-12-31
Sofgen Pharma S.A.
filed 2026-03-16
CIK 1863362

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

Commission file number 001-38354

SOFGEN PHARMA, S.A.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Grand Duchy of Luxembourg
(Jurisdiction of incorporation or organization)

Melissa Angelini 9 rue de Bitbourg, L-1273 Luxembourg Grand Duchy of Luxembourg R.C.S. Luxembourg: B253360 Tel : +356 7995-6138 Email: ir@sofgenpharma.com
(Name, Telephone, E-mail and/or Facsimile number and Address Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Company’s Ordinary Shares

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

112,824,184 Ordinary Shares, as of December 31,2024

23,375,000 Warrants to purchase Ordinary Shares, as of December 31,2024

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

“Annual Report” means this annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

“Company” means Sofgen Pharma S.A., formerly known as Procaps Group, S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 253360.

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

“Procaps Group” means the former name of Sofgen Pharma S.A., also cited as “Procaps”.

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

“SOX” means Sarbanes-Oxley Act

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

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements about our expectations, beliefs and intentions regarding, among other things, our products and services, development efforts, business, financial condition, results of operations, strategies, plans and prospects. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors listed below:

●	the financial performance of Sofgen;

●	changes to our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

●	our ability to develop, license and launch new products and services;

●	our ability to successfully and efficiently integrate future acquisitions or execute on dispositions;

●	the availability of raw materials used in our products and our ability to source such raw materials, or find adequate substitutes, in a cost-effective manner;

●	our product development timeline and estimated research and development (“R&D”) costs;

●	developments and projections relating to our competitors and industry;

●	our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	fluctuations in the exchange rates of the currencies used by Sofgen;

●	global supply chain issues that materially impacts the transportation of our products and/or raw materials,

●	changes in applicable laws or regulations; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

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

As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

●	changes in applicable laws or regulations;

 v

●	any identified material weaknesses in our internal control over financial reporting which, if not corrected, could adversely affect the reliability of our financial reporting;

●	the ability to implement business plans, forecasts, and other expectations after the completion of any future acquisition, and identify and realize additional opportunities;

●	the risk of failure or delay in the development and/or licensing of new pharmaceutical products and the costs involved;

●	the risk that delays in regulatory reviews and approvals of new products could delay our ability to market such products, and that post-approval requirements, including additional clinical trials, could result in increased costs;

●	the risk that pending intellectual property applications are denied or untimely resolved;

●	the risk associated with the markets and countries in which we operate, including, Colombia, El Salvador and Brazil;

●	our ability to identify and materialize acquisition opportunities;

●	the risk associated with fluctuations in the costs, availability, and suitability of the components of the products we manufacture, including active pharmaceutical ingredients, excipients, purchased components, and raw materials;

●	failure to comply with existing or future regulatory requirements, standards and ethical expectations, including environmental, tax, labor, anticorruption, health and safety regulations;

●	the risk associated with global supply chain crisis could interfere with the operations of certain of our direct or indirect suppliers;

●	our ability to adequately enhance our products and services or introduce new technology;

●	the risk of a change in demand for our products and services, consumer preferences and the possibility of rapid technological change in the highly competitive industry in which we operate;

●	the risk associated with the loss of, or failure to attract and retain, our key employees and specialized sales representatives;

●	the risk that changes to price control regulations could negatively affect our margins and its ability to pass on cost increases to our customers;

●	the dependency of our integral contract development and manufacturing organization services on customer’s research and success of their products;

●	the risks associated with the effect of our products on our customers and potential exposure to product and other liability risks;

●	the risk of disruption at any of our manufacturing facilities or disruption of the relationship with our key customers;

●	the risks associated with exchange rate volatility of the currencies in which we do business;

●	the risk of any breach, disruption or misuse of our, or our external business partners’, information systems or cyber security efforts;

●	the risk of changes in market access or healthcare reimbursement for, or public sentiment towards our, or our customers’, products, or other changes in applicable policies regarding the healthcare industry;

●	the risk that we or our customers are unable to secure or protect our respective intellectual property or that we or our customers may infringe on the intellectual property rights of others;

●	the loss of customers’ confidence in the integrity of pharmaceutical products due to illegal trade;

●	the possibility that we may be adversely affected by other economic, business, and/or competitive factors; and

●	other risks and uncertainties described in this Annual Report, including those under the heading “Risk Factors” in Item 3.D of this Annual Report.

 SUMMARY OF MATERIAL RISKS ASSOCIATED WITH OUR BUSINESS

Our business is subject to numerous risks and uncertainties, including those described in “Item 3.D—Key Information—Risk Factors” in this Annual Report. You should carefully consider these risks and uncertainties when investing in our Ordinary Shares. The principal risks and uncertainties affecting our business include the following:

●	The development of new pharmaceutical products is a complex, risky and lengthy process involving significant financial, research and development and other resources, which may be delayed due to various factors. Such delays can result in increased costs or the emergence of competing products, which may have a material adverse effect on Sofgens’ business, financial condition and results of operations.

●	Sofgen is subject to strict controls on the commercialization processes for its pharmaceutical products, including their development, manufacture, distribution and marketing, which vary by country and by region. Any delays in regulatory reviews or approvals could delay Sofgens’ ability to market our products, which could have a material adverse effect on its business, financial condition and results of operations.

●	Sofgen’ s future results of operations are subject to fluctuations in the costs, availability, and suitability of the components of the products it manufactures, including active pharmaceutical ingredients, excipients, purchased components, and raw materials.

●	The delisting of our Ordinary Shares from the Nasdaq may continue to have a material adverse effect on the trading and price of our Ordinary Shares, and we cannot assure you that our Ordinary Shares will be relisted, or that once relisted, they will remain listed.

●	We have a significant amount of indebtedness outstanding, which may increase risk to our business, including our ability to remain in compliance with the terms of such indebtedness.

●	A disruption at any of Sofgen’s main manufacturing facilities could materially and adversely affect its business, financial condition and results of operations.

●	Sofgen’s independent registered public accounting firm has included an explanatory paragraph relating to Sofgen’s ability to continue as a going concern in its report on Sofgen’ Annual Audited Consolidated Financial Statements included elsewhere in this Annual Report.

●	Sofgen has identified material weaknesses in its internal control over financial reporting. If Sofgen is unable to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in Sofgen and materially and adversely affect its business and results of operations.

●	Sofgen is an international company with operations primarily in Latin America and is subject to the market risks of the countries in which it manufactures and/or sells its products, and to risks associated with foreign exchange rates.

●	If Sofgen does not enhance its existing products and services, or introduce new technology or service offerings in a timely manner, its products and services may become uncompetitive over time, or customers may not buy its products or buy less of them, which could have a material adverse effect on Sofgen’s business, financial condition and results of operations.

●	The demand for OTC products may be impacted by changes in consumer preferences. If Sofgen is unable to adapt to these changes, it may lose market share and its net sales may be negatively impacted, which could have a material adverse effect on Sofgen’s business, financial condition and results of operations.

●	Sofgen’s business depends upon certain customers for a significant portion of its sales, therefore, a disruption of Sofgen’s relationship with these customers or any material adverse change in these customers’ businesses could have a material adverse effect on Sofgen’s business, financial condition and results of operations.

●	Sofgen depends on executive officers and other key personnel to operate and grow its business and to develop new and enhanced offerings and technologies and the loss of, or the failure to attract and retain, such key personnel could adversely affect its operations.

●	Sofgen depends on specialized sales representatives to generate the net sales and the levels of product and brand name awareness we desire.

●	Sofgen may be unable to identify acquisition opportunities and successfully execute and close acquisitions, which could limit its potential for growth.

●	Sofgen may not be able to realize the benefits of business acquisitions and divestitures it enters into, including being unable to successfully and efficiently integrate acquisitions or execute on dispositions, which could have a material adverse effect on its business, financial condition and results of operations.

●	The demand for Sofgen’s iCDMO (integral contract development and manufacturing organization) services depends in part on its customers’ research and development and the clinical and market success of their products. In the event Procaps’ customers spend less on, or are less successful in, these activities for any reason, Sofgen’s business, financial condition, and results of operations may be materially adversely affected.

●	Sofgen participates in a highly competitive market, and increased competition may adversely affect its business, financial condition and results of operations.

●	Changes in market access or healthcare reimbursement for, or public sentiment towards Sofgen, or its customers’, products in Latin America, the United States and other countries in which Sofgen operates, or other changes in applicable policies regarding the healthcare industry, could adversely affect Sofgen’s financial condition and results of operations by affecting demand for Sofgen’s products and services.

●	The illegal trade in pharmaceutical products, including counterfeiting, theft and illegal diversion, is widely recognized. Public loss of confidence in the integrity of pharmaceutical products as a result of illegal trade could materially adversely affect Sofgen’s reputation, financial condition and results of operation.

●	Sofgen and its customers depend on patents, copyrights, trademarks, know-how, trade secrets, and other forms of intellectual property protections, but these protections may not be adequate.

●	Sofgen’s products and services, or its customers’ products, may infringe on the intellectual property rights of third parties and any such infringement could have a material adverse effect on Sofgen’s business.

●	A significant portion of medication on the market, including Sofgen’s, is subject to price control regulations. This control may limit Sofgen’s margins and its ability to pass on cost increases to its customers, which could have a material adverse effect on Sofgen’s business, financial condition and results of operations.

●	Sofgen may be held liable if a consumer has an adverse health reaction to a product it sells or manufactures.

●	Sofgen is subject to product and other liability risks that could exceed its anticipated costs or adversely affect its results of operations, financial condition, liquidity, and cash flows.

●	Failure to comply with existing and future regulatory requirements could adversely affect Sofgen’s business, financial condition and results of operations, or result in claims from customers.

●	Sofgen’s global operations are subject to economic, political, and regulatory risks, including the risks of changing regulatory standards or changing interpretations of existing standards that could affect its financial condition and results of operation or require costly changes to its business.

●	Sofgen is subject to governmental export and import controls that could impair its ability to compete in international markets and subject it to liability if Sofgen is not in compliance with applicable laws.

CERTAIN CONVENTIONS

The Company was incorporated under the laws of the Grand Duchy of Luxembourg on March 29, 2021. The Company owns no material assets other than its direct ownership of the issued share capital in Crynssen. Except where the context otherwise requires or where otherwise indicated, all references to “Sofgen”, “Sofgen Pharma”, “Procaps Group”, “Procaps”, “we”, “us” and “our” refer to the Company and its consolidated subsidiaries, as well as those businesses we account for using the equity method.

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

PRESENTATION OF FINANCIAL INFORMATION

This Annual Report contains the annual audited consolidated financial statements of Sofgen Pharma, S.A. as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022 (the “Annual Audited Consolidated Financial Statements”).

The Annual Audited Consolidated Financial Statements have been prepared in accordance with the IFRS Accounting Standards as issued by the IASB and in its presentation currency of the U.S. dollar.

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

 x

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

Not applicable.

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

Risks Related to Our Business and Financial Condition

Risks Related to our Audit Committee Investigation, Restatement, Internal Controls and Related Matters

The Financial Statement audits of the years ended 2023, 2022 and 2021 have been time-consuming and expensive, and may result in additional expense, mainly due to the Independent Investigation and Company’s Restatements. Certain of our former directors and officers have been named in certain illegal acts that gave rise to the Restatement. We could be subject to an investigation by the SEC and may be named in future governmental or other regulatory investigations and proceedings. Because our securities are traded on the OTC Expert Market, there is a minimal public market for our securities, which negatively affects the value of our securities and may make it difficult or impossible for you to sell or buy them. Matters relating to or arising from the Restatement and the Investigation have had, and could continue to have, an adverse effect on our business and financial condition and reputation. We have material weaknesses in our internal control over financial reporting.

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

In connection with the audit of our Annual Audited Consolidated Financial Statements, we identified material weaknesses in our internal controls related to (i) Management override of controls, impacting related parties, third-party transactions, revenue recognition transactions, and compliance with laws and regulations among others., (ii) Our manual consolidation process lacks the appropriate internal controls to prevent or detect material misstatements in a timely manner and to ensure that financial data recorded was complete and accurate, (iii) Our information technology controls not being sufficiently designed and implemented to address certain information technology risks, (iv) The sufficiency of technical accounting resources with an appropriate level of technical experience required for timely and accurate financial reporting in accordance with IFRS. (v) Lack of system controls and effective processes to ensure that all manual journal entries are properly reviewed and approved prior to posting to the general ledger. (vi) Our controls and monitoring activities are not effective to ascertain whether the components of our internal control are present and functioning. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

Our remediation activities are ongoing, and we will continue to implement our initiatives to effectively implement our internal controls over financial reporting and further document our policies, procedures and internal controls. Following the investigation’s findings, the Company implemented significant governance and control reforms during 2024 and 2025. Leadership changes were made, removing board members and executives implicated in control overrides. The Audit Committee was re-constituted with new independent members, and stricter policies for approving and disclosing related-party transactions were established. Revenue recognition and monitoring procedures were reinforced, while broader control environment enhancements began to promote a culture of compliance, integrity, and financial accountability. These initiatives aimed to restore stakeholder trust and ensure adherence to IFRS, SOX, and SEC standards.

Other remediation actions comprise: operational and technical improvements included a redesigned manual consolidation process with standardized templates, SOX controls, and a structured closing calendar, reducing manual adjustments and improving reporting accuracy. IT controls were strengthened with tighter access management, improved change management, and enhanced system monitoring. The Company expanded its technical accounting capabilities by hiring IFRS- and SOX-qualified staff, delivering targeted training, and adopting a formal accounting policies manual. Additional measures included ERP workflow upgrades for manual journal entry controls, establishment of management review controls, and the creation of robust oversight for related- and third-party transactions, including a related-party registry and formal review thresholds by the Audit Committee However, if our remedial measures are insufficient to address the material weaknesses, or if additional material weakness or significant deficiencies in our internal control are discovered or occur in the future, our financial statements may contain material misstatements. If our financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our financial statements are not filed on a timely basis in the future, we could be subject to sanctions or investigations by a stock exchange on which the Ordinary Shares may be listed, the SEC or other regulatory authorities. Either case could adversely affect investor confidence in us and materially and adversely affect our business and results of operations. For a discussion on our remedial measures, see Item 15.B under the heading “Management’s Annual Assessment of Internal Control Over Financial Reporting –– Remediation Efforts” in this Annual Report.

The delisting of our Ordinary Shares from the Nasdaq may continue to have a material adverse effect on the trading and price of our Ordinary Shares, and we cannot assure you that our Ordinary Shares will be relisted, or that once relisted, they will remain listed.

On January 31, 2025, the Company received a letter from the Nasdaq Hearings Panel (the “Panel”). This letter notified the Company that the Panel determined to delist the Company’s Ordinary Shares from Nasdaq as a result of the Company’s failure to demonstrate compliance with Nasdaq Listing Rules 5250(c)(1) and 5250(c)(2) for failing to file periodic and interim financial reports with the SEC. As a result, the Company’s Ordinary Shares were suspended from trading on the Nasdaq on February 4, 2025 and removed from listing under Section 12(b) of the Exchange Act on July 21, 2025. The Company’s Ordinary Shares have been traded on the OTC Expert Market under the symbol “PROCF,” on an “unsolicited only” basis since the Nasdaq suspended the trading of our Ordinary Shares on February 4, 2025.

The delisting of our Ordinary Shares from Nasdaq has had and may continue to have a material adverse effect on us by, among other things, causing investors to dispose of our Ordinary Shares and limiting:

●	the liquidity of our Ordinary Shares;

●	the market price of our Ordinary Shares;

●	the number of institutional and other investors that will consider investing in our Ordinary Shares;

●	the availability of information concerning the trading prices and volume of our Ordinary Shares;

●	the number of broker-dealers willing to execute trades in our Ordinary Shares; and

●	our ability to obtain equity or debt financing for the continuation of our operations.

The lack of an active trading market may limit the liquidity of an investment in our Ordinary Shares, meaning you may not be able to sell our Ordinary Shares you own at times, or at prices, attractive to you. Because our securities are traded on the OTC Expert Market, there is a minimal public market for our securities, which negatively affects the value of our securities and may make it difficult or impossible for you to sell or buy them. Any of these factors may materially and adversely affect the price of our Ordinary Shares.

We have indebtedness, which may increase risk to our business and your investment in us.

As of December 31, 2024, we had $268.0 million of outstanding indebtedness, including under our Senior Notes, Credit Agreement (as defined herein) and other indebtedness, including under the Additional Loan Agreement. Our ability to make scheduled payments of the principal of, to pay cash interest on, our indebtedness, including the Senior Notes, Credit Agreement and Additional Loan Agreement, or to refinance such indebtedness, or any other indebtedness we may incur, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. The NPA, Credit Agreement and Additional Loan Agreement contain customary restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Those covenants include restrictions on our ability to, among other things, incur additional debt and issue disqualified stock; create liens; pay dividends, acquire shares of capital stock, or make certain investments; issue guarantees; sell certain assets and enter transactions with affiliates nonrelated to usual course of business. We were not in compliance with the following financial covenant ratios as of December 31, 2024:

●	Consolidated Total Indebtedness to Consolidated EBITDA ratio of 27.73x, compared to a maximum permitted ratio of 3.50x;

●	Consolidated EBITDA to Consolidated Interest Expense ratio of 0.32x, compared to a minimum required ratio of 3.00x; and

●	Short-Term Debt to Consolidated EBITDA ratio of 23.44x, compared to a maximum permitted ratio of 3.00x.

In addition, as of December 31, 2024, the Company had not delivered certain quarterly and annual financial statements and related compliance certificates within the time periods required under the Credit Agreements. The failure to timely deliver such financial information constituted an event of default under the applicable agreements.

These covenant breaches are consistent with the Specified Defaults previously disclosed and are subject to the Forbearance Agreements entered into with the relevant lenders. As of December 31, 2024, such Forbearance Agreements remained in effect, pursuant to which the lenders agreed to temporarily refrain from exercising their rights and remedies in respect of the specified events of default, subject to the terms and conditions set forth therein.

On August 25, 2024, a Forbearance Agreement was executed with all financial creditors, which became effective upon satisfaction of the applicable conditions. Under this agreement, such creditors agreed to temporarily forbear from exercising rights and remedies under the financing documents.

The specified defaults include: (i) payment defaults relating to principal and interest under the credit agreement maturing on August 25, 2024; (ii) breaches of financial covenants measured as of December 31, 2023 and March 31, 2024; (iii) failures to deliver financial information and certifications required under the financing documents, which remained outstanding as of December 31, 2024; and (iv) certain cross-default and notification events.

The Forbearance does not constitute a waiver or release of the Specified Defaults, and the financing documents (including the Note Purchase Agreement, in respect of which the corresponding NPA Forbearance Agreement remained in effect) continue to remain in full force and effect, except as expressly provided in the Forbearance Agreement.

As of December 31, 2024, the Forbearance Period remained in effect for both the Club Deal and the NPA, with no Termination Event having occurred, in the context of ongoing negotiations with creditors regarding amendments to the credit terms.

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

Even if we succeed in creating enhanced or new pharmaceutical products and services from these innovations, they may still fail to result in commercially successful offerings or may not produce revenue in excess of the costs of development, and they may fail to be competitive due to changing customer preferences or the introduction by our competitors of offerings embodying new technologies or features. Finally, innovations may not be accepted quickly in the marketplace because of, among other things, entrenched patterns of clinical practice, the need for regulatory clearance, and uncertainty over market access or government or third-party reimbursement.

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

We have made several acquisitions in recent years, such as the U.S.-based Softgel production facility and R&D center located in West Palm Beach, Florida we acquired in January 2022, and subsequently sold on December 12, 2025, and expect to actively seek new acquisitions that management believes will provide meaningful opportunities for growth by increasing our existing capabilities and expanding into new areas and markets of operations. However, we may not be able to identify suitable acquisition candidates or complete acquisitions on acceptable terms and conditions.

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

We engage from time to time in acquisitions and other transactions that may complement or expand our business or in divestments of non-strategic businesses or assets. These transactions, including our acquired U.S.-based Softgel production facility and R&D center, which began operations in May 2022, and we subsequently sold on December 12, 2025, are accompanied by risks, many of which are beyond our control, and any one of them could result in increased cost, decreased net sales and diversion of management’s time and energy, any or all of which could materially impact our business, financial condition, and results of operations. Such risks include, among others, risks relating to our ability to successfully and efficiently integrate acquisitions or execute on dispositions and realize anticipated benefits therefrom.

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

Sales to the five largest economic groups that form part of our customer base comprised approximately 28% of our net sales for the year ended December 31, 2024 and 25% for the year ended December 31, 2023. No other customer individually comprised more than 7.5% and 5.4% of net sales for the years ended December 31, 2024 and 2023, respectively. If our relationship with one of the five largest economic groups that form part of our customer base, including the terms of doing business with such customers, changes significantly, it could have a material adverse impact on our business, financial condition and results of operations.

Many of our customers, which include major global, national, and regional retail drug, supermarket, and mass merchandise chains, major wholesalers, sourcing groups, hospitals and clinics located primarily in Latin America and the United States, continue to merge or consolidate. Such consolidation has provided, and may continue to provide, customers with additional purchasing leverage, and consequently may increase the pricing pressures we face. The emergence of large buying groups representing independent retail pharmacies enables those groups to extract price discounts on our products.

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

In addition to our executive officers, we rely on senior management personnel and a team of general managers to lead and direct our business. The general managers team hold positions in areas such as corporate finance, international marketing and R&D, and commercial business segments.

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

During recent years, the economy in the United States and global markets have encountered a material increase in the level of inflation. The impact of geopolitical developments such as the Russia-Ukraine conflict and Middle East conflicts, the imposition and threat of tariffs, geopolitical tensions with China, and global supply chain disruptions continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue and how long, and at what rate. Increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. A sustained increase in inflation may continue to increase these costs. Our efforts to recover inflation-based cost increases from our customers may be delayed or capped as a result of our contracts as well as the competitive industry and economic conditions in which we operate. The rate and scope of these various inflationary factors may continue to increase our operating costs and capital expenditures materially and may have a material adverse impact on our on our costs, profitability and financial results. Additionally, increases in inflation, along with the uncertainties surrounding geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

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

The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) was published by the OECD on 24 November 2016. The aim of the MLI is to update international tax rules and lessen the opportunity for tax avoidance by implementing results from the BEPS project in more than 2,000 double tax treaties worldwide. A number of jurisdictions (including Luxembourg) have signed the MLI. Luxembourg ratified the MLI through the Luxembourg law of 7 March 2019 and deposited its instrument of ratification with the OECD on 9 April 2019. As a result, the MLI entered into force for Luxembourg on 1 August 2019. Its application to each individual double tax treaty concluded by Luxembourg depends on ratification by the other contracting state and on the type of tax concerned. The resulting changes and any other subsequent changes to tax treaties negotiated by Luxembourg may have an impact on the returns within the group’s structure and to the investors. As of the date of this Annual Report, no additional significant developments have been enacted in 2023–2024 regarding the application of the MLI.

On December 22, 2021, the European Commission issued a proposal for a Council Directive laying down rules to prevent the misuse of shell entities for tax purposes within the EU (“ATAD III”). The draft ATAD III rules are designed to introduce an EU-wide substance test to facilitate the identification of undertakings that perform no or minimal economic activity, lack a minimum level of substance and are misused to obtain tax advantages (commonly referred to as “shell companies”). The draft rules outline specific tax consequences for undertakings that possess insufficient substance under ATAD III. As of the date of this Annual Report, ATAD III has not been formally adopted. The proposal remains under discussion at the Council of the EU, with the earliest potential application date currently expected no earlier than 2026. The Group continues to monitor developments closely, as the adoption of ATAD III could result in additional reporting obligations.

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

Based on a thorough review of the legislation enacted and effective as of December 31, 2024, we have assessed its potential applicability to Sofgen Pharma. While the Group qualifies as a multinational enterprise and would in principle fall within the scope of the Pillar Two rules, these provisions only apply to groups whose consolidated revenues equal or exceed EUR 750 million in at least two of the four preceding fiscal years. After evaluating our consolidated financial information, it was evidenced that Sofgen Pharma does not meet this threshold. Consequently, the minimum tax regime is not applicable to the Group, and no incremental tax liability is expected to arise under these rules.

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

We report our financial results in U.S. dollars. However, a significant portion of our net sales, assets, indebtedness and other liabilities, and costs are denominated in foreign currencies. These currencies include, among others, the Colombian Peso, the Brazilian Real, and the Peruvian Soles. Approximately 39% of our revenue for the year ended December 31, 2024 was U.S. dollar denominated. Our results of operations and, in some cases, cash flows, have in the past been, and may in the future be, adversely affected by fluctuations in exchange rates. Although a significant portion of our operating costs are denominated in foreign (non-U.S.) currency, naturally reducing our exposure to changes in certain foreign currency exchange rates, we may implement currency hedges or take other actions intended to further reduce our exposure to changes in foreign currency exchange rates. If we are not successful in mitigating the effects of changes in exchange rates on our business, any such changes could materially impact our results.

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

In December 2017, S&P downgraded the rating of its long-term foreign currency sovereign credit ratings on Colombia from “BBB” to “BBB-,” on the grounds of Colombia’s weakened fiscal and external profiles generating diminished policy flexibility. In May 2019, Moody’s changed Colombia’s rating outlook from negative to stable and Fitch changed Colombia’s rating outlook from stable to negative, and in March 2020, the outlook of Colombia’s credit rating was changed to negative by S&P due to external risks. In April 2020, Fitch downgraded its long-term foreign currency sovereign credit ratings on Colombia from “BBB” to “BBB-” maintaining a negative outlook. In July 2021, Fitch downgraded its long-term foreign currency sovereign credit ratings on Colombia from “BBB-” to “BB+” stabilizing it to the same level given by S&P. Colombia’s long-term debt denominated in foreign currency is currently rated “BB” by Fitch (December, 2025), “BB” by S&P (June, 2025) and “Baa3” by Moody’s (June, 2025). Any further downgrade of Colombia’s credit rating could adversely affect the Colombian economy and our operations.

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

In May 2022, Moody’s Investors Service downgraded the El Salvador’s long-term foreign-currency issuer rating and long-term foreign-currency senior unsecured debt ratings from Caa1 to Caa3. Moody’s Investor Service decision to downgrade El Salvador’s ratings reflects an increased probability of a credit event (restructuring, distressed exchange, or default), with relatively high severity, as El Salvador faces a challenging debt amortization schedule with bond maturities in 2025 in a context of continued funding stress and persistently high financing needs. In November 2024 Moody’s Ratings upgraded the Government of El Salvador’s long-term foreign currency issuer and senior unsecured ratings to B3 from Caa1. The upgrade of, according to Moody’s, “reflects our view that the sovereign’s credit profile has benefited from recent liability management operations that have significantly reduced external amortizations leading to a material decrease in repayment risk and alleviating near and medium-term liquidity pressures”.

Similarly, in February 2022, Fitch Ratings downgraded El Salvador’s long-term foreign currency issuer default rating (IDR) from ‘B-’ to ‘CCC’. The downgrade reflects heightened financing risks stemming from increased reliance on short-term debt, a U.S.$ 800 million Eurobond repayment due in January 2023, a still-high fiscal deficit, limited scope for additional local market financing, uncertain access to additional multilateral funding and external market financing given high borrowing costs. Furthermore, El Salvador’s reported debt to GDP ratio is 84% in 2024, increasing concerns around debt sustainability over the medium term. In January 2025, Fitch Ratings has upgraded El Salvador’s long-term foreign currency IDR to ‘B-’ from ‘CCC+’. Thus decision was affirmed in April and November 2025.

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

Brazil continues to face economic and political uncertainty driven by multiple factors, including elevated inflation levels, persistent fiscal imbalances, high interest rates, and volatility in the value of the Brazilian Real. In 2025, inflation remains above the Central Bank’s target range, prompting a sustained period of tight monetary policy with the Selic rate maintained at approximately 15% —one of the highest nominal benchmark rates globally. These conditions have contributed to slowing economic growth, with GDP expansion forecasted at only around 2.0% to 2.2% for the year.

Uncertainty remains regarding the Brazilian federal government’s ability and willingness to implement meaningful fiscal reforms to address long-standing public spending challenges and stabilize debt levels. Investor confidence has been affected by concerns over potential delays or reversals in key reforms, particularly in the face of growing political pressure to prioritize short-term economic stimulus and expand social welfare programs.

As has occurred in the past, Brazil’s political environment continues to significantly influence its economic performance. Shifts in government policy, uncertainty regarding legislative priorities, or an inability to build consensus in Congress could result in political impasse, policy paralysis, or social unrest, These factors may further undermine market confidence and result in increased volatility in Brazilian financial and capital markets.

In addition, policy indecisiveness, conflicting fiscal and monetary objectives, or changes in the economic agenda—particularly if implemented abruptly or without clear communication—could increase uncertainty for businesses operating in Brazil, restrict access to capital, or disrupt the regulatory environment. The resulting instability could have a material adverse effect on our business, financial condition, and results of operations in Brazil.

Central Bank efforts to control inflation may have an impact on the Brazilian economy and adversely affect our business and results of operations.

As of 2025, Brazil is experiencing inflation in the range of approximately 5.1%-5.5% annually, above the upper bound of the Central Bank’s target (4.5%). The benchmark Selic interest rate has been raised to about 15% and held there as authorities assess inflation dynamics. These measures have led to increased borrowing costs, constrained credit availability, and a slowdown in economic activity (GDP growth forecast ~2-2,2%).

If inflation remains above target, or if monetary policy remains restrictive for an extended period, our business may face adverse effects, including: rising input and labor costs; reduced ability to adjust product prices; potential contraction in consumer demand; volatility in foreign-exchange and imported input costs; and uncertainty from potential government interventions.

There is risk that unexpected shifts in fiscal or regulatory policy, or external shocks, could exacerbate inflation or undermine the effectiveness of existing monetary controls

Risks Related to Laws and Regulations

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

The physical risks that climate change poses to our business have been analyzed and we expect exposure to periods of extreme heat, floods and water scarcity to become more frequent and severe in some regions where we operate, in the medium to longer term. These conditions may pose physical risks to our business and supply chain. Among our initiatives to mitigate our impact on the planet and the climate crisis, we started designing a carbon management strategy in 2022. Our strategy has the goal of, among others, (i) calculate our greenhouse gas inventory GHG inventory for Scope 1 and Scope 2 under the Greenhouse Gas Protocol (GHG) protocol methodology, (ii) identify greenhouse gas emissions reduction, mitigation and offsetting opportunities, and (iii) develop a plan combining reduction, mitigation and offsetting activities to become carbon neutral by a date to be determined. There can be no assurance that we will be able to achieve our carbon neutrality strategy and goals and if climate risks continue to exacerbate, including if global temperatures continue to rise, and we are unable to adapt to such risks, our business and supply chain may be adversely affected, which could have a material adverse effect on our financial condition and results of operations. For more information on our carbon neutrality strategy, see Item 4.B under the heading “Corporate Responsibilities and Environmental, Social, and Governance (“ESG”) ––Environmental Stewardship and Climate Change” in this Annual Report.

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

The OECD/G20 BEPS Project is addressing the tax challenges arising from the digitalisation of the economy. Over 135 jurisdictions joined a plan to update key elements of the international tax system which is no longer fit for purpose in a globalised and digitalised economy. The Global Anti-Base Erosion Rules (GloBE) are a key component of this plan and ensure large multinational enterprise pay a minimum level of tax on the income arising in each of the jurisdictions where they operate. More specifically, the GloBE Rules provide for a co-ordinated system of taxation that imposes a top-up tax on profits arising in a jurisdiction whenever the effective tax rate, determined on a jurisdictional basis, is below the minimum rate. While these rules are already effective in the EU and in Luxembourg, Sofgen Pharma does not meet the EUR 750 million consolidated revenue threshold, and therefore falls outside their scope.

In early 2024, the Colombian government introduced proposals to adjust elements of the 2022 tax reform, including changes to business and individual taxation. However, such proposals were rejected by Congress during the year.

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

Sales in Colombia are subject to value added tax which we withhold on behalf of the government. Revenue from certain of our products is not subject to this tax. We pay value added taxes on most of the services and products that we purchase but do not apply a tax credit on our value added tax accounts to all such value added tax payments. The value added tax payments that are not registered as tax credits are registered as (i) additional expenses in our Colombian accounting and (ii) off set value added tax generated.

In 2025, the Colombian Government presented a new tax reform proposal, which is still at an early discussion stage in Congress. Based on its current scope, the proposal does not contemplate changes to the corporate income tax rate, the VAT regime, or other measures directly affecting industries such as pharmaceuticals. However, given the uncertainty around its approval and potential amendments during the legislative process, its final impact on our business and financial condition cannot be fully anticipated at this stage.

Similarly, in 2025 the Brazilian Government introduced a comprehensive tax reform initiative aimed at simplifying indirect taxes and gradually replacing multiple existing levies with a dual value-added tax system (CBS and IBS). While this reform is also in early implementation stages, it could impact our operations in Brazil depending on final regulations and transitional rules. Consequently, there can be no assurance that our effective tax rate or tax payments will not be adversely affected by these reforms.

Consequently, there can be no assurance that our effective tax rate or tax payments will not be adversely affected by the new tax reform.

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

As of December 31, 2024, we employed nearly 4,500 individuals worldwide, primarily in South and Central America. Our management believes that our employee relations are satisfactory. Employees in our Funtrition (3 employees) and Softgel (37 employees) manufacturing facilities are currently represented by industry labor union organizations, representing approximately 0.9% of our total employees. However, further organizing activities, collective bargaining, or changes in the regulatory framework for employment may increase our employment-related costs and may result in work stoppages or other labor disruptions. Also, Law No. 2102, enacted in 2021, in Colombia, set forth a progressive reduction scheme for the maximum legal working hours from 48 to 42 hours per week, prohibiting any reduction in employees’ salaries thereof. The progressive reduction of the maximum working schedule became enforceable as of July 15, 2023. Moreover, as employers are subject to various employment-related claims, such as individual and class actions relating to alleged employment discrimination and wage-hour and labor standards issues, such actions, if brought against us and successful in whole or in part, may affect our ability to compete or have a material adverse effect on our business, financial condition, and results of operations.

In 2023, the President of Colombia proposed a labor reform that could have certain implications for the Group’s entities in Colombia. However, Congress ultimately rejected the initiative. In 2025, based on the rejected reform, the President of Colombia proposed a popular consultation, which was also rejected by Congress. Later, in June 2025, the Labor Reform was approved by both chambers of Congress, and the President signed and authorized its publication. The articles were debated and reconciled by both, the ruling party and the opposition. This reform will impact employers’ labor costs from the moment it takes effect, due to provisions that improve current working conditions for employees and introduce new obligations for companies — such as increased surcharges for working on Sundays or public holidays, expanded work leave entitlements, and the transition of apprenticeship contracts toward the rights of a traditional labor contract, among others. With the approval of the Labor Reform, the popular consultation proposed by the President was dismissed by the Government itself.

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

Our Ordinary Shares were listed on the Nasdaq Global Market on September 30, 2021, under the symbol “PROC” until the Ordinary Shares were suspended from trading on the Nasdaq on February 4, 2025, the date on which our Ordinary Shares were delisted from Nasdaq and removed from listing under Section 12(b) of the Exchange Act on July 21, 2025. As of the date of this Annual Report, our Ordinary Shares are traded on the OTC Expert Market under the symbol “PROCF”. The OTC Expert Market is a significantly more limited market than Nasdaq and trades on the OTC Expert Market are limited primarily to private purchases and sales among sophisticated investors with sufficient investment experience, among others.The quotation of our Ordinary Shares on the OTC Expert Market has resulted in and may continue to result in a less liquid market available for existing and potential investors to trade our securities, has depressed, and may continue to depress the trading price of our securities and may have a long-term adverse impact on our ability to raise capital in the future.

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

Factors affecting the trading price of our securities may include:

●	actual or anticipated fluctuations in our financial results or the financial results of companies perceived to be similar to us;

●	changes in the market’s expectations about our operating results;

●	success of competitors;

●	lack of adjacent competitors;

●	our operating results failing to meet the expectations of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning the Company or the industries in which we operate in general;

●	detrimental adverse publicity about us, our products and services or our industry;

●	operating and stock price performance of other companies that investors deem comparable to us;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	our ability to market new and enhanced products and services on a timely basis;

●	changes in laws and regulations affecting our business or industries;

●	commencement of, or involvement in, litigation, or regulatory investigation involving us or a loss of reputation;

●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of our securities, including Ordinary Shares available for public sale;

●	any major change in the board of directors, executive management or key personnel;

●	sales of substantial amounts of Ordinary Shares by our directors, Executive Management or significant shareholders or the perception that such sales could occur; and

●	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

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

On February 4, 2025, we were delisted from the Nasdaq Global Market and are now only quoted on an over-the-counter market, the OTC Expert Market, maintained by OTC Markets Group, Inc. Trading in our securities is now subject to the SEC’s “penny stock” rules and it is anticipated that trading in our securities will continue to be subject to the penny stock rules for the foreseeable future. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to people other than prior customers and accredited investors must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by these requirements may discourage broker-dealers from recommending transactions in our securities, which could severely limit the liquidity of our securities and consequently adversely affect the market price for our securities.

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

In the future, if eligible to do so, we could elect to deregister our securities under the Exchange Act. Deregistration would result in less disclosure about us and may negatively affect the liquidity and trading prices of our securities.

In the future, if eligible to do so, our Board may elect to voluntarily deregister our securities under the Exchange Act and suspend our reporting obligations. While no Board approval of deregistration has taken place, in the future, the Board may consider and/or authorize the Company to file with the SEC a Form 15 to voluntarily deregister our securities under Section 12(g) of the Exchange Act and suspend our reporting obligations under Section 15(d) of the Exchange Act, if eligible to do so. If the Board approves such deregistration, we would file a Form 15 and our obligations to file periodic reports, such as annual reports on Form 20-F and current reports on Form 6-K, would be suspended immediately upon the filing of the Form 15 with the SEC, and our proxy statement, Section 16 and other Section 12(g) reporting responsibilities would terminate effective 90 days after the filing of the Form 15. Following any deregistration, we would not expect to publish periodic financial information or furnish such information to our stockholders except as may be required by applicable laws or stock exchange rules. As a result of the foregoing factors, deregistration may result in less disclosure about us and may negatively affect the liquidity and trading prices of our securities.

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

In the future, the Company could lose its foreign private issuer status if a majority of the Ordinary Shares are held by residents in the United States and we fail to meet any one of the additional “business contacts” requirements. In addition, in June 2025, the SEC solicited public comment on whether the definition of “foreign private issuer” should be amended. It is too premature to know if any potential amendment to the definition of “foreign private issuer” could affect our status as a foreign private issuer.

Nonetheless, although we intend to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, the loss of our foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs under U.S. securities laws if we are deemed a U.S. domestic issuer may be significantly higher. If the Company is not a foreign private issuer, we will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, we may be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. Additionally, if we lose foreign private issuer status, we would be required to change our basis of accounting from IFRS Accounting Standards as issued by the IASB to GAAP, which may be difficult and costly for us to comply with. If we lose our foreign private issuer status and fail to comply with U.S. securities laws applicable to U.S. domestic issuers, we may be subject to investigation by the SEC and other regulators, among other materially adverse consequences.

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

In accordance with the aforementioned Article 678 of the New Luxembourg Code of Civil Procedure and pursuant to Luxembourg case law, the granting of an exequatur is then subject to a verification by the Luxembourg District Court:

●	of the indirect international jurisdiction of the U.S. court, i.e. the Luxembourg court’s review will be based on the verification of a distinctive or “characterized” link (“lien de rattachement caractérisé”) connecting the dispute to the U.S. court;

●	that the U.S. judgment complies with substantive international public policy (“ordre public substantiel”): in essence, the District court will decline to enforce the U.S. judgment whenever the application of U.S. law would cause sufficiently serious harm to an interest that the Luxembourg legal system considers must be protected. According to Luxembourg case law, the District Court is thus merely required to verify whether recognizing and enforcing the U.S. judgment would be in violation of the public policy of its jurisdiction, and not to determine whether a foreign judgment is compatible with such policy;

●	that the U.S. judgment does not contravene international procedural public policy (“ordre public procédural”), i.e. the U.S. procedure and judgment must not have violated the rights of defense and due process norms. The Luxembourg District Court will in particular verify that the U.S. proceedings were conducted in such a way that the parties were able to present their arguments and that a service of process similar to that applicable in Luxembourg is provided for by U.S. laws and has been correctly applied;

●	that the U.S. judgment was not granted pursuant to an evasion of Luxembourg law (“fraude à la loi”); and

●	that there is no contradiction between the U.S. judgment submitted for exequatur and a precedent decision rendered by a Luxembourg court.

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

ITEM 4. COMPANY INFORMATION

The Company makes its filings in electronic form under the EDGAR filing system of the SEC. Its filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at Sofgen’s investor relations website at https://investor.sofgenpharma.com. Sofgen’s website is provided for informational purposes only and the information contained on its website or that can be accessed through its website is not part of this Annual Report.

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated under the laws of the Grand Duchy of Luxembourg on March 29, 2021 as a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg for an unlimited duration and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 253360. The Company was incorporated solely for the purpose of effectuating the Business Combination, which was consummated on September 29, 2021. The Company owned no material assets other than its interests in Crynssen acquired in the Business Combination and did not operate any business. Crynssen is a private limited liability company registered and incorporated under the laws of Malta and, particularly, the Companies Act Cap. 386. See Item 5 of this Annual Report under the heading “Operating and Financial Review and Prospects” for a discussion of our principal capital expenditures and divestitures for the years ended December 31, 2024, 2023, 2022 and 2021.

The Company’s mailing address and registered office is 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, and its telephone number is +356 7995-6138. The Company’s main website address is https://www.sofgenpharma.com and the investor relations website is https://investor.sofgenpharma.com/. The information contained on, or accessible through, the Company’s websites is not incorporated by reference into this Annual Report, and you should not consider it a part of this Annual Report.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

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

Nomination Agreement

On the Closing Date, the Company, the Sponsors, certain Original Holders and certain Crynssen Shareholders entered into the Nomination Agreement pursuant to which, in connection with any general meeting at which the Company’s directors are to be elected, or any adjournment or postponement thereof, Deseja, Sognatore and Simphony (collectively, the “Minski Family Shareholders”) shall collectively have the right to propose for appointment a number of directors that equals a majority of our Board of Directors (each, a “Majority Shareholder Director”). For as long as Hoche Partners Pharma Holding, LLC (“Hoche”) owns no less than 7% of the Company’s issued and outstanding share capital, Hoche shall have the right to propose for appointment one director (such director, the “Hoche Shareholder Director” and collectively with the Majority Shareholder Directors, each a “Shareholder Director” and collectively, the “Shareholder Directors”). Alejandro Weinstein served as the Hoche Shareholder Director for the period from Closing through January 19, 2023, the effective date of his resignation from the Board of Directors. In connection with Mr. Weinstein’s resignation, pursuant to the Nomination Agreement, Hoche nominated and the Board appointed, Alberto Eguiguren Correa to serve as the Hoche Shareholder Director and fill the vacancy created by Mr. Weinstein’s resignation. In connection with our first two consecutive general shareholders’ meetings following September 1, 2021 at which directors are to be elected, or any adjournment or postponement thereof, the Sponsors shall have the right to propose for appointment Daniel W. Fink and Kyle P. Bransfield as directors of our Board of Directors. At least one-half of the Shareholder Directors must qualify as independent directors (“Independent Directors”) under applicable stock exchange rules, subject to any independence requirements established by the listing rules of the stock exchange on which the Ordinary Shares are listed that would require a greater number of Shareholder Directors to qualify as Independent Directors, provided that the Minski Family Shareholders will not be required to nominate any additional Independent Directors unless and until all of the directors, other than the Majority Shareholder Directors, qualify as Independent Directors. In addition, for so long as we maintain any committee, such committees shall each include at least one Majority Shareholder Director so long as he or she is independent. The Nomination Agreement will automatically terminate upon the earlier of (i) the date on which the Minski Family Shareholders or their affiliates cease to beneficially own, in the aggregate, 30% of our outstanding shares and (ii) 20 years from the date of the Nomination Agreement.

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

In connection with the expected closing of the acquisition (the “Acquisition”) of certain companies (collectively to referred to as “Grupo Somar”) and associated borrowings under the Bridge Credit Agreement (as defined herein), we intended to prepay in full the Senior Notes, together with interest accrued thereon to the date of such prepayment and the make-whole amount determined for the date of such prepayment pursuant to the NPA (the “Notes Payoff”). We previously expected that the closing of the Acquisition would occur on October 14, 2022, and accordingly, pursuant to the requirements of the NPA, delivered advance notice to the noteholders of the Notes Payoff to occur on such date. As a result of a delay and subsequent termination in the closing of the Acquisition, the expected borrowing under the Bridge Credit Agreement did not occur, and we were unable to complete the Notes Payoff on the date scheduled, which technically constituted an event of default under the NPA. The noteholders informed us that they would not exercise any rights or remedies under the NPA due to such technical default pending entry into an amendment to the NPA formally waiving such default, and we and the noteholders executed temporary waivers in connection therewith. On November 1, 2022, we and the noteholders entered into an amendment to the NPA (the “NPA Amendment”), formally waiving the technical default and which also (i) provided us with the ability, until November 30, 2022, to prepay the Senior Notes with two business days’ notice, (ii) provided that the make-whole amount under the NPA shall in no case be less than USD 1,488,204.60, and (iii) provided that, if the Notes Payoff did not occur on or prior to November 30, 2022, a waiver fee of 3.75% per annum on the outstanding principal amount of Senior Notes outstanding shall (a) accrue from (and including) October 14, 2022 and (b) be payable to the noteholders on the 12th day of February, May, August and November in each year (commencing on February 12, 2023), on the maturity date of such Senior Note and on each other date on which interest on such Senior Note is due and payable in accordance with the terms of the NPA and such Senior Note. The Notes Payoff did not occur on or prior to November 30, 2022, therefore triggering the 3.75% per annum waiver fee on the outstanding principal amount of Senior Notes with the terms mentioned above.

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

Following the Company’s hearing before the Panel, which took place on January 21, 2025, on January 31, 2025, the Company received a letter from the Panel of Nasdaq. This letter notified the Company that the Panel determined to delist the Company’s Ordinary Shares from the Nasdaq Capital Market as a result of the Company’s failure to demonstrate compliance with Nasdaq Listing Rules 5250(c)(1) and 5250(c)(2) for failing to file periodic and interim financial reports with the SEC. As a result, the Company’s Ordinary Shares were suspended from trading on the Nasdaq on February 4, 2025 and removed from listing under Section 12(b) of the Exchange Act on July 21, 2025. The Company’s ordinary shares have been traded on the OTC Expert Market under the symbol “PROCF,” on an “unsolicited only” basis, since the Nasdaq suspended the trading of the Company’s Ordinary Shares on February 4, 2025.

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

Warrant

Upon conversion of the Convertible Notes (whether at the election of Hoche or automatically), the Company shall issue a warrant (the “2024 Warrant”) to Hoche for a face amount equal to the product obtained by multiplying (i) the Conversion Amount by (ii) by 0.25 (the “Warrant Amount”). The 2024 Warrant may be exercised in whole or in part to purchase a number of Ordinary Shares equal to the quotient obtained by dividing the Warrant Amount by the Exercise Price (as defined below). The exercise price per Ordinary Share issued pursuant to the 2024 Warrant shall be $0.75; provided that in the event a Triggering Event occurs, the exercise price shall be $0.50 (the “Exercise Price”). If a Triggering Event occurs after the date any Ordinary Shares have been purchased and issued under the 2024 Warrant, the Company shall issue to the holder of the 2024 Warrant an additional number of Ordinary Shares equal to the difference between: (A) the aggregate Exercise Price of all Ordinary Shares purchased and issued under the 2024 Warrant as of immediately prior to the occurrence of such Triggering Event, divided by $0.50, and (B) the total number of Ordinary Shares purchased and issued under the 2024 Warrant as of immediately prior to the occurrence of such Triggering Event.

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

Termination of Nomination Agreement; Shareholder Nomination Agreement

In connection with the Transactions, the Company, Hoche, Caoton Company, S.A., acting as trustee to Sognatore, Commonwealth Trust Company, acting as trustee to Simphony Trust, and Commonwealth Trust Company, acting as trustee of Deseja (Deseja and together with Sognatore and Simphony, the “Minski Trusts”) agreed to terminate that certain nomination agreement, dated as of September 29, 2021 (the “Original Nomination Agreement”). The Minski Trusts are ultimately controlled by the Minski family, including Jose Minski, former Chairman of the Board and a former director, and Ruben Minski, the Company’s former Chief Executive Officer, former Chairman of the Board and a former director. Pursuant to the Original Nomination Agreement, the Minski Trusts had the right to propose for appointment a majority of the Board.

On November 29, 2024, in connection with the termination of the Original Nomination Agreement, Hoche, Alejandro Weinstein (together with Hoche, the “Hoche Parties”) and the Minski Trusts entered into a shareholder nomination and voting agreement (the “Shareholder Nomination Agreement”), pursuant to which, among other things, the parties thereto agreed to vote their Ordinary Shares at the first annual general meeting of shareholders of the Company following the date thereof (“First Annual Meeting”) to (A) replace Kyle P. Bransfield, Luis Fernando Castro, Sandra Sanchez y Oldenhage, and Roberto Albisetti with the following individuals: (i) Alejandro Weinstein, (ii) Nicolas Weinstein, (iii) Ernesto Carrizosa, and (iv) Jose Frugone and (B) to reelect the following existing directors: Alberto Eguiguren Correa, Jose Minski and David Yanovich Wancier (the director nominees collectively in clauses (A) and (B), the “Initial Directors”).

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

Equity Raise

2025 Subscription Agreements

On April 3, 2025, the Company entered into the 2025 Subscription Agreements with the following investors: (i) Chemo Project SA (“Chemo”) and Becaril S.A.(“Becaril”), (ii) Flying Fish Ventures L.P. (“Flying Fish”), Saint Thomas Commercial S.A. (“ST Commercial”) and Santana S.A.(“Santana” and together with Chemo, Becaril, Flying Fish and ST Commercial, the “Anchor Investors”), (iii) Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A. (“Consorcio”), (iv) BTG Pactual Chile S.A. Corredores de Bolsa (“BTG”), (v) Regina International LP (“RILP”), and (vi) Corales, LLC (“Corales” and together with Consorcio, BTG and RILP, the “Other Investors” and together with the Anchor Investors, the “Investors”).

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

Assignment of Secured Convertible Notes and Rights to Warrant and Execution of Subscription and Conversion Agreements

Assignment of Secured Convertible Notes and Rights to Warrant

In connection with the Equity Raise, on April 9, 2025, Hoche entered into (i) assignment and assumption agreements with each Anchor Investor and the Company, solely for the limited purpose of acknowledging the existence of such assignment and assumption, pursuant to which Hoche assigned its rights, title, and interest in and to an aggregate outstanding principal amount of the Secured Convertible Notes of $1,451,666.67, the interest accrued thereunder from the date of issuance, and the corresponding portion of the Amended NSA to the Anchor Investors, and (ii) a warrants right assignment agreement with each Anchor Investor and the Company, solely for the limited purpose of acknowledging the existence of such assignment, pursuant to which Hoche assigned its rights, title, and interest in and to the its right to receive an aggregate “warrant amount” of $5,000,000 of the 2025 Warrant upon conversion of the Secured Convertible Notes pursuant to the terms of the Amended NSA.

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

Shareholder Nomination and Voting Agreement

In connection with the 2025 Closing, on April 9, 2025, Hoche and the Anchor Investors entered into a shareholder nomination and voting agreement (the “Shareholder Nomination and Voting Agreement”), pursuant to which, among other things, in connection with any general meeting of shareholders of the Company at which directors are to be elected, the parties thereto agreed to exercise reasonable best efforts including by voting their Ordinary Shares to propose for appointment or re-appointment three individuals designated by Hoche (the “Hoche Nominees”), who may continue to be: (i) Mr. Alejandro Weinstein, (ii) Mr. Nicolas Weinstein and (iii) Mr. Alberto Eguiguren Correa. Separately, the Anchor Investors (without Hoche) agreed among themselves to exercise reasonable best efforts including by voting their Ordinary Shares to propose for appointment one individual designated by Chemo (the “Chemo Nominee”), (ii) one individual designated by Becaril (the “Becaril Nominee” and, jointly with the Chemo Nominee, the “Chemo-Becaril Nominees”), and (iii) two individuals designated by Flying Fish, ST Commercial and Santana, collectively (the “Santana Investors’ Nominees”); provided that, the Shareholder Nomination and Voting Agreement contains additional provisions that, if and to the extent required for the board of directors of the Company to have a majority of its members qualify as independent directors, at least one Hoche Nominee shall be an independent director, at least one of the Chemo-Becaril Nominee shall be an independent director, and all of the Santana Investors’ Nominees shall be independent directors.

Additionally, the Shareholder Nomination and Voting Agreement provides that Hoche and the Anchor Investors shall use commercially reasonable efforts to pursue an exit transaction upon the earlier of the fifth anniversary of the 2025 Closing and the Company achieving certain annual consolidated EBITDA targets.

Debt Facility Refinancing

Note Purchase Agreement/Senior Secured Notes

On the Refinancing Date, Procaps, S.A., a subsidiary of the Company (“Procaps Colombia”), the Company, all material subsidiaries of the Company and the purchasers party thereto entered into an Amended and Restated Note Purchase and Guarantee Agreement (the “A&R NPA”). The A&R NPA amends and restates that certain Note Purchase and Guarantee Agreement, dated November 12, 2021 (as amended, the “Original NPA”), by and among Procaps Colombia, the Company, certain subsidiaries of the Company party thereto, and the purchasers party thereto. In connection with the entry into the A&R NPA, Procaps Colombia issued US$116,488,204.60 of 6.75% guaranteed senior secured notes due December 31, 2029 (the “2025 Notes”), to The Prudential Insurance Company of America, Fortitude Life Insurance & Annuity Company (f.k.a. Prudential Annuities Life Assurance Corporation) and Cigna Health and Life Insurance Company Inc. (collectively, the “Noteholders”), replacing those previously issued under the Original NPA.

The 2025 Notes are the senior secured obligations of Procaps Colombia. and unconditionally guaranteed by the Company and all of its material subsidiaries. The 2025 Notes (and the other Senior Secured Facilities (as defined below) are secured, on a pari passu basis, by substantially all assets of Company and all of its material subsidiaries (including Procaps Colombia).

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

Bancolombia/Davivienda Credit Facility

On the Refinancing Date, Procaps Colombia, the Company, all material subsidiaries of the Company, Bancolombia, S.A. (“Bancolombia”) and Banco Davivienda, S.A. (“Davivienda”) entered into an Amended and Restated Credit Facility (Modificación Integral al Contrato de Crédito) (the “A&R Club Agreement”). The A&R Club Agreement amends and restates that certain Credit Agreement (Contrato de Crédito), dated November 12, 2021 (the “Original Club Agreement”), by and among Procaps S.A., the Company, certain subsidiaries of the Company party thereto, Bancolombia and Davivienda, which provided for a loan of COP$247,817,751,759.49 (of which COP$244,100,485,482.10 was outstanding as of the Refinancing Date).

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

BTG Credit Facilities

On the Refinancing Date, Procaps Colombia, the Company and all material subsidiaries of the Company entered into (a) an Amended and Restated Credit Facility (Modificación Integral al Contrato de Crédito) (the “A&R BTG Cayman Agreement”) with Banco BTG Pactual S.A. – Cayman Branch (“BTG Cayman”), amending and restating its existing credit line with BTG Cayman in an original maximum amount of US$19,000,000.00 (of which US$14,777,777.78 was outstanding as of the Refinancing Date), and (b) an Amended and Restated Credit Facility (Modificación Integral al Contrato de Crédito) (the “A&R BTG Colombia Agreement” and, together with the A&R NPA, the A&R Club Agreement and the A&R BTG Cayman Agreement, the “Senior Secured Facilities”) with Banco BTG Pactual Colombia S.A. (“BTG Colombia” and, together with the Noteholders, Bancolombia, Davivienda and BTG Cayman, the “Senior Secured Creditors”), amending and restating its existing credit line with BTG Colombia in an original maximum amount of COP$36,000,000,000.00 (of which COP$14,400,000,000.00 was outstanding as of the Refinancing Date).

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

Pari Passu Intercreditor Agreement

Also on the Refinancing Date, Procaps S.A., the Company and all material subsidiaries of the Company entered into that certain Pari Passu Intercreditor Agreement (the “Intercreditor Agreement”) with the Senior Secured Lenders and GLAS AMERICAS LLC, as collateral agent (the “Collateral Agent”). The Intercreditor Agreement governs the relative rights of the Senior Secured Creditors and, among other things, restricts the actions permitted to be taken by the Collateral Agent on behalf of the Senior Secured Creditors with respect to the collateral securing the Senior Secured Facilities.

The foregoing description of the Intercreditor Agreement is only a summary and is qualified in its entirety by reference to the full text of the Intercreditor Agreement, which is filed as Exhibit 4.41 to this Annual Report.

Sale of West Palm Beach Facility

On December 12 2025, the Company entered into an asset purchase agreement for the sale of substantially all of the assets of the Company’s West Palm Beach facility.

B. BUSINESS OVERVIEW

Overview:

Founded in 1977, we are a leading integrated healthcare and pharmaceutical company that develops and manufactures pharmaceutical and nutraceutical solutions, medicines, and hospital supplies. We have a direct presence in 13 countries -Bolivia, Brazil, Colombia, Costa Rica, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Panama, Peru, and United States and customers located in over 50 countries. We currently have nearly 4,500 employees working under our sustainable model.

Our business model focuses on four strategic cornerstones to drive growth. First, we have state-of-the-art manufacturing capabilities that allow us to provide innovative delivery technologies. Our corporate culture focuses on innovation and R&D, which has enabled us to offer extensive scientific expertise with a team of scientists, technicians and skilled personnel, allowing us to develop an average of over 150 new products per year over the last three years. Second, our regional footprint and vertical integration enable organic growth opportunities and synergies. We currently operate six manufacturing facilities in Latin America, including the first FDA-approved pharmaceutical plant in South America and Central America, and our first U.S.-based Softgel production facility and R&D center, which began operations in May 2022 and sell and distribute products to over fifty distinct markets. Third, our Rx and OTC pharmaceutical product portfolio is driven by our proprietary delivery systems, allowing us to focus on the development and sale of high-growth and premium pharmaceutical products which we believe are subject to less pricing pressures when compared to more generic pharmaceutical products. Finally, we have an extensive track record of developing new businesses and growing via mergers and acquisitions, which is evidenced by the development of one of our in-house business incubation, Diabetrics, which took place in 2015, and several successful acquisitions throughout Latin America (including the acquisitions of Rymco S.A., Laboratorios Lopez and Biokemical S.A. de C.V.) which took place between 2012 and 2016. On September 29, 2021, we consummated the Business Combination with Union, which resulted in our Ordinary Shares and warrants being listed on the Nasdaq Global Market on September 30, 2021 under the symbols “PROC” and “PROCW”, respectively. The Company’s Ordinary Shares have been traded on the OTC Expert Market under the symbol “PROCF,” on an “unsolicited only” basis, since the Nasdaq suspended the trading of the Company’s Ordinary Shares on February 4, 2025.

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

●	At the Annual Meeting, the shareholders approved the resolution to confirm the mandate as member of the Board of Directors of Ms. Sandra Sanchez y Oldenhage, in replacement of Mr. Alejandro E. Weinstein, with effect as of October 23, 2023 and for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ended December 31, 2023 (which corresponds to the duration of mandate of Mr. Alejandro E. Weinstein)

●	At the Annual Meeting, the shareholders approved the resolution acknowledging the resignation of Ms. Sandra Sanchez y Oldenhage from her mandate as member of the Board of Directors with effect as of the date of the Annual Meeting.

●	At the Annual Meeting, the shareholders approved the resolution acknowledging the resignation of Mr. Kyle P. Bransfield from his mandate as member of the Board of Directors with effect as of the date of the Annual Meeting.

●	At the Annual Meeting, the shareholders approved the resolution acknowledging the resignation of Mr. Luis Fernando Castro from his mandate as member of the Board of Directors with effect as of the date of the Annual Meeting.

●	At the Annual Meeting, the shareholders approved the resolution to confirm the mandate as member of the Board of Directors of Mr. Roberto Albisetti, in replacement of Mr. Ruben Minski, with effect as of October 28, 2024 and for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ended December 31, 2023 (which corresponds to the duration of mandate of Mr. Ruben Minski).

●	At the Annual Meeting, the shareholders approved the resolution acknowledging the resignation of Mr. Roberto Albisetti from his mandate as member of the Board of Directors with effect as of the date of the Annual Meeting.

●	At the Annual Meeting, the shareholders approved the resolution to renew the mandate of Mr. Alberto Eguiguren Correa as member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

●	At the Annual Meeting, the shareholders approved the resolution to renew the mandate of Mr. José Minski as member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

●	At the Annual Meeting, the shareholders approved the resolution to renew the mandate of Mr. David Yanovich as member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

●	At the Annual Meeting, the shareholders approved the resolution to appoint Mr. Nicolas A. Weinstein as new member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

●	At the Annual Meeting, the shareholders approved the resolution to appoint Mr. Alejandro E. Weinstein as new member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

●	At the Annual Meeting, the shareholders approved the resolution to appoint Mr. Ernesto Carrizosa as new member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024

●	At the Annual Meeting, the shareholders approved the resolution to appoint Mr. Jose Frugone Domke as new member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

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

On May 8, 2025, the Board of Directors of the Company appointed (i) Mr. Carlos Garcia Iragorri by co-option as a Director of the Board, to fill the vacancy on the Board created by Mr. Roberto Albisetti’s resignation from the Board and for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ended December 31, 2024 (which corresponds to the duration of mandate of Mr. Roberto Albisetti) and (ii) Mr. Manuel José Vial Claro by co-option as a Director of the Board, to fill the vacancy on the Board created by Mr. Ernesto Carrizosa’s resignation from the Board and for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ended December 31, 2024 (which corresponds to the duration of mandate of Mr. Ernesto Carrizosa).

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

On July 25, 2025, the Board of the Company appointed Mr. Luis Palacios as Chief Commercial Officer of the Company.

Ms. Angelini transitioned to Interim Chief Executive Officer from her previous roles as Interim Co-Chief Executive Officer, and Vice President of Finance and Investor Relations at the Company. Ms. Angelini is a seasoned executive with over 18 years of experience in capital markets, corporate finance, and investor relations within healthcare and pharmaceutical industries. Ms. Angelini has extensive experience with clients in Latin American countries including Brazil, Mexico, Argentina, Uruguay, Chile, Colombia and Peru, leading financial transactions and capital markets initiatives. Prior to Procaps, Ms. Angelini served as Innovation & Investor Relations Officer at Blau Farmacêutica, a Brazilian multinational pharmaceutical company, where she led the IPO at B3 in Brazil, and as LATAM Head of Alliance Management & Investor Relations at GBT Grupo Biotoscana, where she co-led the company’s 2017 dual listing IPO, in Brazil and Luxembourg, and played a key role in its eventual acquisition by Knight Therapeutics. Ms. Angelini received a B.S. in International Relations from Universidad de Palermo and is currently pursuing an Executive MBA at Kellogg School of Management.

Credit Agreement

On August 16, 2023, the Company, Procaps SA., a subsidiary of the Company, as borrower (the “CA Borrower”), and the subsidiary guarantors party thereto (collectively with the Company, the “CA Guarantors”, and collectively with the Borrower and Company, the “CA Obligors”) entered into a Credit Agreement (Contrato de Crédito) (the “Credit Agreement”) with Bancolombia S.A. and Banco Davivienda S.A., as lenders.

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

For additional information with respect to the Waivers, please see Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources” and the sections “Internal Investigation and Delisting”, “November 2024 Convertible Note Financing” and “March 2025 Financing and Restructuring”, within the Item 4.A. “History and Development of the Company”.

Name change

On December 5, 2025, the Extraordinary General Meeting resolved to change the name of the Company from “Procaps Group, S.A.” to “Sofgen Pharma S.A.”. As a consequence, thereof, the Extraordinary General Meeting resolved to amend article 1 of the articles of association of the Company which shall henceforth read as follows:

“Article 1 Name – Legal form

There exists a public limited company (société anonyme) under the name Sofgen Pharma S.A. (the “Company”) which shall be governed by the law of 10 August 1915 on commercial companies, as amended (the “Law”), as well as by the present articles of association.”

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

New product sales for the year ended December 31, 2024 totaled $93.9 million in net revenues, accounting for approximately 24.7% of our net revenue for the period, and for the year ended December 31, 2023, totaled $117.1 million in net revenue, accounting for approximately 27.6% of our net revenue for the period.

The table below sets forth the number of new product applications, and of applications of certain products developed that have not yet been commercialized, that have been approved per jurisdiction and regulatory agency for the years ended December 31, 2024, 2023 and 2022.

	Number of product applications approved for the year ended December 31,
Jurisdiction/Regulatory Agency	2024	2023	2022
Bolivia (AGEMED)	5	3	14
Brazil (ANVISA)	0	1	0
Colombia (INVIMA)	48	31	24
Costa Rica (Health Ministry)	3	7	6
Ecuador (ARSCA)	3	8	30
El Salvador (SRS)	16	12	21
Guatemala (Ministry of Public Health and Social Assistance)	8	18	24
Honduras (ARSA)	26	26	26
Mexico (COFEPRIS)	3	4	1
Nicaragua (Health Ministry)	9	16	5
Panama (National Directorate of Pharmacies and Drugs)	3	10	16
Paraguay (DINAVISA)	0	5	12
Peru (DIGEMID)	8	16	14
Dominican Republic (Health Ministry)	19	7	5
Total	151	164	198

As of December 31, 2024, we had 144 product registrations pending approval. Additionally, as of December 31, 2024, we have 2,986 product registrations approved.

Products and Services

iCDMO — NextGel (Softigel brand)

Our NextGel business segment, operated under our Softigel, Sofgen, Softcaps and Funtrition brands, is the iCDMO arm of Sofgen Pharma which offers services specializing in development and manufacturing in Softgel and related technologies, and operates globally in the B-to-B market, more specifically in Brazil, Colombia and the United States. We are the top Softgel manufacturer in South and Central America and top five in the world in terms of Softgel production capacity for Rx and OTC products, according to an independent third-party industry analysis report. The iCDMO agreements with our top-tier customers range from five to ten-year terms. Our NextGel business segment has over 130 clients across more than 50 countries and the key products that we manufacture in this segment include Softgel pharmaceutical products such as Advil, Apronax Liquidgels, multivitamins, Vitamin D and Dolex ActivGel.

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

Products

The table below sets forth our primary Softigel products by category and the percentage of the NextGel segment’s gross revenue attributed to the sale of such product for the years ended December 31, 2024 and 2023.

		Percentage of NextGel’s gross revenues for the year ended December 31,
Softigel Product	Category	2024	2023
Gummies	Food/Supplements	33%	21%
Advil	Analgesics	9%	9%
Isotretinoin	Skin Care	4%	3%
Progesterone	Hormonal	3%	4%
Umbral	Analgesics	1%	5%

In 2024, the NextGel segment prioritized the launch of specialty supplements, leveraging market opportunities while pharmaceutical approvals in LATAM followed extended regulatory timelines. Key launches included specialty gummy solutions for third-party customers such as the Olly brand, along with specialty supplements in Brazil, including Cogmax.

Marketing and Sales

The table below sets forth our primary customers for our iCDMO Softgel technology, including percentage of sales for the years ended December 31, 2024 and 2023 and average relationship years by category.

	Percentage of NextGel Segment Sales for the year ended December 31,		Average Relationship
Category	2024	2023	Years(1)	Selected Clients
Big Pharma(2)	17%	15%	20	Bayer, Abbott, Haleon, P&G, Sanofi,
Regional Pharma(3)	20%	37%	10	Eurofarma, Roemmers, PharmaScience, Liomont, Consilient Health and Hypera Pharma
Large Suppliers(4)	64%	48%	11	Amway, Unilever and Nestlé

(1)	Average relationship years is based on revenue weighted average.

(2)	Consists of pharmaceutical companies that have a global presence and are among the top 30 worldwide in terms of revenues.

(3)	Consists of pharmaceutical companies that have a presence in more than three countries and are among the top 20 in such markets in terms of revenues.

(4)	Consists of organizations within the Vitamins, Minerals and Supplements categories that are not pharmaceutical companies.

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

Products

The table below sets forth our primary Farma Procaps products by category and the percentage of Farma Procaps’ gross revenue attributed to the sale of such product for the years ended December 31, 2024 and 2023.

		Percentage of Farma Procaps’ gross revenues for the year ended December 31,
Farma Procaps Product	Category	2024	2023
Muvett	Gastrointestinal	7%	5%
Citragel	Vitamins	7%	5%
Isoface	Skincare	6%	4%
Betaduo	Pain	5%	5%
Fenovas	Cardio	4%	3%

The table below sets forth our primary Clinical Specialties products by category and the percentage of Clinical Specialties’ gross revenue attributed to the sale of such product for the year ended December 31, 2024 and 2023.

		Percentage of Clinical Specialties’ gross revenues for the year ended December 31,
Clinical Specialties Product	Category	2024	2023
Clenox	Blood clot	28%	32%
Aludel	Oncology	20%	17%
Merobac	Antibiotic	8%	15%
Tapectam	Antibiotic	6%	8%
Clotrimazol	Antifungal	4%	4%

In 2024, product launches progressed at a more measured pace, primarily due to extended regulatory approval timelines, particularly in Colombia. Despite this, the year was marked by continued portfolio development through strategic line extensions that supported sales growth within existing categories, including Esomeprazole and Deferol 50,000 IU. In addition, geographic expansion of established products contributed to growth across the CASAND and CAN regions, with launches such as Produo, Inflaxen, Deferol K, Vitybell, Fenovas, and Citragel.

The table below sets forth the number of Rx drug applications approved per jurisdiction and regulatory agency for the years ended December 31, 2024, 2023 and 2022.

	Number of Rx drug applications approved for the year ended December 31,
Jurisdiction/Regulatory Agency	2024	2023	2022
Bolivia (AGEMED)	1	1	7
Brazil (ANVISA)	—	1	—
Colombia (INVIMA)	38	16	6
Costa Rica (Health Ministry)	1	3	3
Ecuador (ARSCA)	1	6	10
El Salvador (SRS)	14	5	8
Guatemala (Ministry of Public Health and Social Assistance)	3	7	11
Honduras (ARSA)	14	12	4
Nicaragua (Health Ministry)	4	14	3
Panama (National Directorate of Pharmacies and Drugs)	2	4	8
Paraguay (DINAVISA)	—	4	12
Peru (DIGEMID)	6	12	9
Dominican Republic (Health Ministry)	12	6	4
United States (FDA)	1	—	—
Canada (Health Canada)	1	—	—
Total	98	91	85

As of December 31, 2024, we had 103 Rx drug applications pending approval.

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

Products

The table below sets forth our primary VitalCare OTC products by category and the percentage of the VitalCare’s gross revenue attributed to the sale of such product for the year ended December 31, 2024 and 2023.

		Percentage of VitalCare’s gross revenues for the year ended December 31,
VitalCare Product	Category	2024	2023
Artribion	Pain Relief	13%	16%
Dolofen	Pain	9%	7%
Acar Klean	Other	4%	2%
Evinet	Genitourinary	4%	2%
Foskrol	Vitamins	4%	8%

*	In 2024, we expanded our portfolio with the launch of a new Gumivit product line and reinforced key products introduced in 2023, including Dolofen Xtra, a unique Unigel solution for pain management.

The table below sets forth the number of OTC drug applications approved per jurisdiction and regulatory agency for the years ended December 31, 2024, 2023 and 2022.

	Number of OTC drug applications approved for the year ended December 31,
Jurisdiction/Regulatory Agency	2024	2023	2022
Bolivia (AGEMED)	2	—	—
Colombia (INVIMA)	2	4	2
Ecuador (ARSCA)	2	—	3
El Salvador (DNM)	1	—	7
Guatemala (Ministry of Public Health and Social Assistance)	1	5	1
Honduras (ARSA)	1	6	2
Nicaragua (Health Ministry)	5	1	2
Panama (National Directorate of Pharmacies and Drugs)	2	-	1
Total	16	16	18

As of December 31, 2024, we had 11 OTC drug applications pending approval.

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

As part of our Diabetrics segment’s integral product strategy and holistic approach, we offer products in other product categories such as devices and supplements (Cromega and Preventia), among others.

Products

The table below sets forth our primary Diabetrics products by category and the percentage of the Diabetrics segment’s gross revenue attributed to the sale of such product for the year ended December 31, 2024 and 2023.

		Percentage of Diabetrics’ gross revenues for the year ended December 31,
Diabetrics Product	Category	2024	2023
Glucoquick GDH(1)	Blood Glucose Monitor	24%	27%
Rosuplus	Rx oral anti-diabetics	17%	1%
Glucoquick GOD(1)	Blood Glucose Monitor	15%	21%
Lipotic	Rx oral anti-diabetics	12%	10%
Glucoquick Agujas	Insulin delivery systems	11%	13%

(1)	Includes all Glucoquick blood glucose monitor family products.

Launch activities for Diabetrics originally planned for 2024 were postponed due to extensive regulatory requirements, resulting in launches being moved to 2025.

During the year ended December 31, 2024, we received approval from INVIMA for 3 Diabetrics products and 9 in other countries. During the year ended December 31, 2023, we received approval from INVIMA for 5 Diabetrics products and 14 in other countries. As of December 31, 2024, we had 3 Diabetrics products pending approval.

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

Competition

We market our Diabetrics products and services primarily in Colombia. Our primary competitors include: (i) F. Hoffmann-La Roche AG, Abbot Laboratories, and Johnson & Johnson in the blood glucose monitor product category; (ii) Becton, Dickinson and Company, Novo Nordisk A/S and Nortstray Nuart SAS in the insulin delivery system product category; (iii) Merck & Co. Inc., Pfizer, Inc., Mckesson Corporation and Siegfried Holding in the Rx oral-anti-diabetics product category; and (iv) Abbot Laboratories in the nutrition products category..

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

Our Procaps Barranquilla manufacturing facility is certified by the FDA, Good Manufacturing Practices (Buenas Prácticas de Manufactura, “BPM”), MHRA, Invima, Cofepris, Digemid, Health Canada, Authorized Economic Operator the Business Alliance for Secure Commerce, the Colombian Institute of Technical Standards and Certification (Instituto Colombiano de Normas Técnicas y Certificación, or “ICONTEC”), and ISO under its 9000, 14000 AND 45000 standard.

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

Our Phamayect manufacturing facility is certified by BPL, BPM INVIMA, DIGEMID, COFEPRIS and ISO under its 9001-2015 y 14000 standard and ICONTEC.

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

Our Procaps SA de CV manufacturing facility is certified by Regulatory Government Agency of El Salvador (SRS).

Sofgen Facility – West Palm Beach, USA

On December 31, 2021, we completed the acquisition of an 86,000 square feet pharmaceutical production facility located in West Palm Beach, Florida from Strides Pharma, Inc. The facility, which began operations in May 2022, has an annual production capacity of approximately 1.8 billion capsules per year. In addition, this facility also has development and analytical testing capabilities. The primary assets included in the acquisition were several Softgel encapsulation lines, critical support systems, automated packaging line capabilities, as well as development facilities including pilot and scale up capabilities. On December 12, 2025, pursuant to an asset purchase agreement, the Company entered into a sale of substantially all of the assets of the West Palm Beach facility.

Funtrition - Miramar, USA

Our new Funtrition facility is located in Miramar, FL, USA. Operating since 2024 supporting our iCDMO businesses and focused in its US gummies customer base. Housing manufacturing, packaging and warehousing operations in its over 60,000 sq ft facility with a capacity of approximately 300 tons and 1 million bottles per month. The facility is NSF GMP certified and registered with the FDA.

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

In Colombia, the “CEDI Siberia” distribution center (7,800 sqm), is in the Sabana de Bogota in a privileged logistics area (the distribution centers of a national clients are in this area), has a storage capacity of 7,100 storage positions. Stevedoring, operates 24 hours a day (6x24) and from there we carry out national distribution for the Procaps Colombia, Diabetrics businesses, as well as distribution to the CAN and CASAND markets.

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

We work very closely with our suppliers to assure continuity of supply while maintaining excellence in material quality and reliability. We continually evaluate alternative sources of supply, although we do not frequently pursue regulatory qualification of alternative sources for key raw materials due to the strength of our existing supplier relationships, the reliability of our current supplier base, and the time and expense associated with the regulatory process. Although a change in suppliers could require significant effort or investment by us in circumstances where the items supplied are integral to the performance of our products or incorporate specialized material such as gelatin, we do not believe that the loss of any existing supply arrangement would have a material adverse effect on our business. See Item 3.D of this Annual Report under the heading “Risk Factors—Risks Related to Product Development and Manufacturing —Our future results of operations are subject to fluctuations in the costs, availability, and suitability of the components of the products we manufacture, including active pharmaceutical ingredients, excipients, purchased components, and raw materials. In addition, the global supply chain crisis may interfere with the operations of certain of our direct or indirect suppliers or with international trade for these supplies, which could raise our costs or reduce the productivity or slow the timing of our operations, which could have a material adverse effect on our business, financial condition and results of operations.”

Research and Development

Our R&D activities are directed primarily toward the development of new products and services, and the improvement of our manufacturing processes and delivery technologies, aiming for better treatment compliance, patient acceptance and physician recommendation.

Our R&D platform is decentralized with research centers in Barranquilla, Colombia, and Cotia, Brazil. We employ over 350 scientists and skilled technicians for R&D and innovation programs. Our main R&D operation is in the city of Barranquilla, Colombia, which employs over 300 scientists and technicians, fully dedicated to R&D and technological innovation.

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

We have applied in Colombia, the United States and certain other countries for registration of a number of trademarks, service marks, and patents, some of which have been registered and issued, and also hold common law rights in various trademarks and service marks. As of December 31, 2024, we have been granted 44 patents and have 44 patents pending approval.

The table below sets forth the product type/technology for which our granted patents relate to, the jurisdiction of registration, the expiration date and the type of patent. None of our patents listed below have been licensed from third parties or have expired.

Product Type/Technology	Type of Patent	Jurisdiction of Registration	Expiry Date
Unigel Technology	Patent	Colombia	18/07/2031
Blefadex Composition	Patent	Costa Rica	30/12/2034
Ribbon Printing (used to print capsules in a continuous process)	Utility Model	Colombia	30/07/2027
Unigel Technology	Patent	Mexico	18/07/2031
Degassing apparatus for dissolution media in analytical process	Utility Model	Colombia	03/06/2026
Cytogel Process	Patent	Colombia	13/04/2025
Unigel Technology	Patent	Europe	18/07/2031
Unigel Technology	Patent	Colombia	18/07/2031
Ribbon Printing (used to print capsules in a continuous process)	Patent	Canada	30/07/2027
Electronic Dosage Dispensing System	Patent	United States	05/25/2032 Extended under 35 U.S.C.154 (b) by 715 days
Unigel Technology	Patent	United States	18/07/2031
Unigel Technology	Patent	United States	07/18/2031 Extended under 35 U.S.C.154 (b) by 97 days
Unigel Technology	Patent	United States	18/07/2031
Ribbon Printing (used to print capsules in a continuous process)	Patent	United States	07/30/2027 Extended under 35 U.S.C.154 (b) by 694 days
Unigel Technology	Patent	Korea	18/07/2031
Unigel Technology	Patent	Japan	18/07/2031
Blefadex Composition	Patent	Colombia	30/12/2034
Cynclor Project	Patent	United States	29/08/2032
Blefadex Composition	Patent	United States	30/12/2034
Unigel Technology	Patent	United States	18/07/2031
Blefadex Composition	Patent	Japan	30/12/2034
Laboratory-scale encapsulation device	Utility Models	Colombia	28/02/2029
Unigel Technology	Patent	Brazil	18/07/2031
Unigel Technology	Patent	Canada	18/07/2031
Blefadex Composition	Patent	Mexico	30/12/2034
Unigel Technology	Patent	Spain	18/07/2031
Unigel Technology	Patent	Germany	18/07/2031
Unigel Technology	Patent	Switzerland	18/07/2031
Unigel Technology	Patent	France	18/07/2031
Unigel Technology	Patent	United Kingdom	18/07/2031
Unigel Technology	Patent	Italy	18/07/2031
Unigel Technology	Patent	Poland	18/07/2031
Unigel Technology	Patent	Portugal	18/07/2031
Unigel Technology	Patent	Sweden	18/07/2031
Cynclor Project	Patent	United States	29/08/2034
Blefadex Composition	Patent	Brazil	30/12/2034
Capsuwash	Utility Model	Colombia	13/08/2031
Device for Gummies	Utility Model	Colombia	09/11/2031
Pooled Sample	Utility Model	Colombia	28/07/2031
Unigel Technology	Patent	DIV-Brazil	18/07/2031
Unigel Technology	Patent	DIV-Japan	18/07/2031
Blefadex Composition	Patent	Perú	30/12/2034
Unigel DIV (Products)	Patent	Mexico	18/07/2031
Blefadex Composition	Patent	Europe	30/12/2034

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

Furthermore, as of December 31, 2024, we hold 5210 trademarks, and 373 pending approval.

We do not consider any individual patent, trademark or license to be material to our overall business.

Corporate Responsibilities and Environmental, Social, and Governance (“ESG”)

Compliance Standards

Our facilities and operations are subject to various environmental and health and safety laws and regulations. We undergo periodic internal audits relating to environmental, health and safety requirements in order to maintain compliance with applicable laws and regulations in each of the jurisdictions in which we operate. Additionally, pursuant to an agreement with one of our shareholders, IFC, we are required to comply with IFC’s Performance Standards on Social & Environmental Sustainability, permit environmental and social representatives of IFC to visit our facilities on an annual basis and provide IFC with an annual sustainability report, among other requirements. As part of this agreement, we have committed to adhere to the processes and compliance mechanisms of IFC’s Performance Standards on Social & Environmental Sustainability in order to improve our environmental and social risk management, including the preparation of an Annual Sustainability Report that follows the Global Reporting Initiative (GRI) standards.

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

In the pharmaceutical industry, we strive to enhance value creation by addressing the challenges of developing cost-effective and accessible products for people in the regions we serve, all while minimizing the environmental footprint of our operations. Our ESG strategy is structured around four key pillars:

1.	Patients and Society: We are committed to offering an accessible portfolio of innovative, effective, safe, and high-quality healthcare solutions that contribute to the well-being of society. Our focus extends beyond medications to include educational resources and community outreach programs, aiming for a holistic impact on public health

2.	People: Human capital lies at the heart of our sustainability efforts. We promote well-being and diversity, fostering a vibrant, innovative culture that encourages personal and professional growth. By creating an inclusive environment where everyone feels valued and heard, we not only elevate the individual but also drive collective success, which strengthens our organization and amplifies our positive impact on the communities we serve.

3.	Planet: Our goal is to create a balance between delivering high quality healthcare solutions and acting as responsible stewards of the planet. We are committed to environmental stewardship, striving to minimize the impact of our operations, products, and supply chain. This commitment encompasses greenhouse gases (GHG) emissions mitigation, energy efficiency projects, responsible water usage, and waste management initiatives.

4.	Fundamentals: We build a responsible and financially sustainable business supported by a solid governance structure based on best practices and standards, an ethical business culture, and effective risk management. Our commitment to strong governance is underpinned by regular audits, transparent reporting, and a Board of Directors that actively oversees compliance and ethics. We proactively identify and mitigate risks through a comprehensive risk management strategy, ensuring the longevity and resilience of our business.

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

Our commitment to excellence is reflected in our activities and process, which include:

●	Each year, we implement a multi-country strategy encompassing various activities and communication efforts to advance gender equality. We undertook various initiatives in three key areas: female leadership, female health, and motherhood support.

●	When it comes to recruitment and talent acquisition, our primary focus is on identifying and attracting the best talent, without allowing physical abilities, race, nationality, ethnic background, gender, socioeconomic status, sexual orientation, age, religion, or marital status to be determining factors.

●	We provide all new employees with equal access to onboarding training resources.

●	To enable equal conditions and enhance well-being within our work team, we implemented the following measures in our manufacturing facilities: i) active participation in all of the company’s medical surveillance programs, occupational welfare initiatives, and promotion and prevention activities, ii) involvement in all labor call processes and corporate procedures, iii) ongoing support from professionals to tailor tasks and functions to employee abilities, iv) regular monitoring of adherence to medical recommendations provided by our health-promoting entity, v) physical adjustments to ensure suitable working environments, vi) integration activities among coworkers, vii) comprehensive support for employees and their families, promoting well-being, recreation, compensation, and recognition activities.

●	We foster our employees’ professional growth through a range of educational initiatives, spanning from skill-building courses to sponsoring specialized Ph.D. programs, especially in Colombia, where our largest concentration of R&D professionals is located.

●	We conduct a range of training activities throughout the year to enhance our employees’ understanding of product development, and market trends we continued promoting educational initiatives through our Corporate University program, which focuses on six key areas of learning: Corporate DNA, Operational excellence, Business and commercial management, Innovation and development, Leadership and development, and Digital culture.

●	Our hiring procedures ensure that all of our employees have equal access to development and promotion opportunities.

●	We implemented various programs, some of them in specific regions based on their needs, with the goal of enhancing the productivity, motivation, and overall wellness of both our employees and their families. These programs were based on four pillars of well-being: balance, integration, value, and self-care.

●	We strive to provide fair compensation, safe working conditions, and a wide range of employee benefits. Our labor practices are designed to full compliance with regulations related to compensation and working hours.

●	We are committed to reducing physical, psychological, and emotional occupational risks and ensuring the safety of our work environments. We conduct regular assessments and risk management procedures across all our locations.

●	We are committed to promoting a healthy and safe work environment by complying with occupational health and safety (OHS) standards and environmental programs required by law, including appropriate controls, work procedures, and industrial safety equipment. The safety of all our employees, contractors, and third parties engaged in our operations is a top priority for us.

●	Our OHS Management System is a dynamic and inclusive framework, designed with the active participation and consultation of employees at different levels.

Environmental Stewardship and Climate Change

Our Carbon management strategy has the goal of, among others, (i) calculate our greenhouse gas inventory GHG inventory for Scope 1 and Scope 2 under the GHG protocol methodology, (ii) identify greenhouse gas emissions reduction, mitigation and offsetting opportunities, and (iii) develop a plan combining reduction, mitigation and offsetting activities to become carbon neutral by a date to be determined

In 2022, we initiated this process by calculating the carbon footprint of the Procaps Barranquilla facility in Colombia, which has the highest production volume of each of our facilities. The results of this effort were published in our 2021 ESG Report. In 2022, we successfully extended this initiative to encompass all our operational plants in Brazil, El Salvador and the United States. As we expected, we successfully complete the measure and verification processes for GHG emission inventory 2021 and 2022. The results of this effort were published in our 2022 ESG Report. The greenhouse gas (GHG) inventories for 2023 and 2024 have been completed and verified by the validation body ICONTEC.

We have identified opportunities for mitigating GHG emissions. As a result in 2024 we implemented aproject focused on refrigeration equipment, involving the replacement of chillers and the correction of refrigerant gases’ leaks, achieving greenhouse gas emission reductions compared to 2023. Our efforts in Colombia to identify and execute mitigation initiatives include our participation in sectorial programs, such as National Program for Business Management of Climate Change (Programa Nacional Gestión Empresarial del Cambio Climático) of the National Business Association of Colombia (ANDI).

We continue to make progress in identifying opportunities and implementing actions that will assist us in defining our greenhouse gas emissions reduction, mitigation and offsetting strategy. These efforts reaffirm our commitment to creating a positive impact and fostering sustainable change for a better future.

Regulatory Matters

The manufacturing, processing, formulation, packaging, labeling, testing, storing, distributing, advertising, and sale of our products and services are subject to regulation by a variety of agencies in the localities in which our products are sold. In addition, we manufacture and market certain of our products in accordance with standards set by various organizations, including the FDA, Health Canada, MHRA, TGA, Digemid, Cofepris, Invima, Anvisa, SRS, and ISO. We believe that our policies, operations, and products comply in all material respects with existing regulations to which we are subject.

The manufacturing, distribution, and marketing of healthcare products and the provision of certain services for development-stage pharmaceutical products are subject to extensive ongoing regulation by INVIMA, ANVISA, SRS the FDA, and other regulatory authorities in the countries in which we operate.

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

INVIMA carries out periodic inspections of our facilities, processes and products to verify compliance with cGMP and Good Laboratory Practices in accordance with the regulations established by the World Health Organization (“WHO”) in the Technical Report Series 908 — 37nd Report of the WHO Expert Committee on Specifications for Pharmaceutical Preparations (the “WHO Report 37”).

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

El Salvador Regulations

Certain of our products are manufactured in our El Salvador manufacturing facilities. SRS is the Salvadorian regulatory agency that is responsible for safeguarding the health of the country’s population through the regulation and surveillance of pharmaceutical, cosmetic, hygienic, chemical products, medical devices and raw materials.

The SRS is the competent health authority in El Salvador charged with authorizing and registering all pharmaceutical products in El Salvador and is responsible for regulating the importation and manufacturing of pharmaceutical products, implementing price controls, and controlling of distribution chains. The SRS acts based on the guidelines established by the Central American Technical Regulation (Reglamento Técnico Centroamericano) which is a guide based on the WHO Report 32, to implement the best practices in the manufacturing, storage, distribution and sale of pharmaceutical products. The SRS is also responsible for certifying that pharmaceutical laboratories in El Salvador comply with cGMP.

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

2022 Colombian Tax Reform Bill

On December 13, 2022, the Colombian President Gustavo Petro enacted Law 2277 of 2022 (available in Spanish only), which contains the tax reform proposals previously approved by congress. The purpose of the amendments is to promote equality and social justice, as well as to consolidate adjustments to the tax system. These tax measures include, among other things:

1.	Corporate Income Tax (CIT) rate to remain unchanged at 35%. However, a new net tax rate (TDD per its acronym in Spanish) will be introduced, under which Colombian companies, including free trade zone users, will be subject to a minimum 15% effective tax rate, calculated based on financial net profit, in accordance with the OECD Pillar Two global minimum tax rules.

2.	CIT rate for qualified FTZ companies to remain at 20% subject to an annual exportation requirement.

3.	Certain non-taxable income items, special deductions, exempt income and tax credits to be capped at 3% of the taxpayer’s net income before these detractions.

4.	The capital gains tax rate to rise to 15% (from 10%).

5.	The tax credit provided in article 256 of the Tax Code for investment in research and development, as determined by the National Council of Science and Technology Tax Benefits, will be increased to 30% (from 25%). However, expenses related to the investment covered by the tax credit no longer will be deductible. The tax credit currently is not covered by the 3% cap on tax benefits, but the increased credit will be subject to the cap.

6.	The following non-taxable items to become subject to CIT:

a.	Profits on the sale of listed shares on the Colombian Exchange Market (currently available when shares held by a single individual and do not represent more than 10% of the total outstanding shares).

b.	Profits on the trading of financial derivatives the underlying assets of which are listed shares, index, funds or collective portfolios.

c.	Dividends distributed in shares or capitalization of the revaluation account.

d.	The distribution in shares or capitalization of the profits that surpass the threshold of non-taxable income as set out at Sections 48 and 49 of the CTC.

e.	Yields from security bonds.

7.	ICA (municipal tax) tax to become deductible instead of creditable at 50% against CIT.

8.	The following items of exempt incomes to become taxable:

a.	Orange economy

b.	Productivity incentives for the agricultural industry

c.	VIS housing and priority interest

d.	New forest plantations

e.	River transport services

f.	Literary creations, and

g.	Cinematography.

9.	The mega-investment regime to be repealed.

10.	Effective Place of Management rules to broaden to consider day to day activities in Colombia as opposed to testing only the place where decisive and key decisions are taken.

11.	A new form of tax presence for non-residents to apply for a significant economic presence in Colombia, subject to revenue threshold, use of co. domains or number of customers in the country. WHT to apply at 20% subject to regulations to define how and when for B2C sales.

12.	Dividend tax for non residents to rise from 10% to 20%. The withholding tax rate on dividends paid by Colombian companies to Colombian resident entities out of profits taxed at the corporate level will be increased to 10% (from 7.5%).

13.	Dividends received by individuals to be taxed at the general rate of up to 39%.

14.	A wealth tax of up to 1% to apply to individuals and non-resident companies who are not CIT filers and provided net equity exceeds over USD 700,000.

15.	A tax on single-use plastic products for packing to be introduced. Certain exemptions to apply for waste and the like.

16.	A tax on the consumption of ultra-processed sweetened beverages to be introduced.

17.	A 10% tax on the consumption of ultra-processed food products with a high content of added sugars, to be introduced.

This information provides an overview of the most significant amendments under the new act. Most changes will enter into force as from the date of enactment of the legislation; however, some changes that alter substantial matters concerning periodic taxes became effective on January 1, 2023, and certain other provisions become effective on a date specified in the legislation.

2023 Colombian Tax Reform Proposal

In 2023, the Colombian Government proposed a tax reform that could have had certain fiscal implications for the Group’s entities in Colombia for the years 2024 and 2025. However, the initiative was ultimately rejected by Congress and was not implemented; therefore, no fiscal changes or modifications are anticipated in this regard.

Quality Assurance

We are committed to ensuring and maintaining the highest standard of regulatory compliance while providing high quality products to our customers. To meet these commitments, we have developed and implemented a company-wide quality management system. We have approximately 670 employees focusing on quality and regulatory compliance. Our senior management team is actively involved in setting quality policies and standards, as well as managing internal and external quality performance. Our quality assurance department provides quality leadership and supervises our quality systems programs. An internal audit program monitors compliance with applicable regulations, standards, and internal policies. In addition, our facilities are subject to periodic inspection by the INVIMA, COFEPRIS, DIGEMID, ANVISA, the FDA, and other equivalent local, state, and foreign regulatory authorities, as applicable, as well as IFC. All INVIMA, COFEPRIS, DIGEMID, ANVISA, FDA and other regulatory inspectional observations have been resolved or are on track to be completed at the prescribed timeframe provided in commitments to the applicable agency in all material respects. We believe that our operations are in compliance in all material respects with the regulations under which our facilities are governed.

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

Finland
Sweden
United Kingdom
Latvia
Scotland
Lithuania
Canada
Ireland
Netherlands
Germany
Belgium
Hungary
Rumania
Switzerland
Portugal
Spain
Greece
United States
China
South Korea
Saudi Arabia
Mexico
Dominican Republic
Honduras
Nicaragua
Costa Rica
Guatemala
India
El Salvador
Panama
Vietnam
Colombia
Ecuador
Peru
Brazil
Bolivia
Paraguay
Chile
Australia
South Africa
Uruguay
Argentina
New Zealand
Manufacturing facilities
Offices
Sales around the world

C. ORGANIZATIONAL STRUCTURE

The following diagram reflects a simplified summary of our organizational structure as of the date of filing this Annual Report:

(1)	The diagram above only shows selected subsidiaries of Sofgen.

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

Business Segments

NextGel

Our NextGel business segment, operated under our Softigel, Sofgen, Softcaps and Funtrition brands, is the iCDMO arm of Sofgen which offers services specializing in development and manufacturing in Softgel and related technologies, and operates globally in the B-to-B market, more specifically in Brazil, Colombia and the United States. We are the top Softgel manufacturer in South and Central America and top five in the world in terms of Softgel production capacity, according to an independent third-party industry analysis report. The iCDMO agreements with our top-tier customers range from five to ten-year terms. Our NextGel business segment has over 130 clients across more than 35 countries and the key products that we manufacture in this segment includes Softgel pharmaceutical products such as Advil, Apronax Liquidgels, multivitamins, Vitamin D and Dolex ActivGel.

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

During Q3 2023, the Group unified the agreements for the purpose of covenant measurement. Upon completion of the Group’s financial results for the year ended December 31, 2023, Management determined that the Group had not complied with the Leverage Ratio covenant set forth in the NPA and the New Bank Credit Agreement. As of December 31, 2023, the Group did not certify compliance with the covenants, as financial statements had not yet been issued.

In 2024, following the unification of agreements mentioned in Q3 2023, both Club Deal and BTG included payment commitments, of which those corresponding to Q1 and Q2 were duly settled. However, in Q3 2024, the Group experienced an adverse liquidity situation that resulted in a missed payment. In response, the Group initiated a debt renegotiation process. Toward the end of 2024, the Group entered negotiations with its shareholders, resulting in a loan of USD 40 million, which was structured as a convertible instrument, granting the option to convert the debt into equity.

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

In April 2025, the Company finalized the capital injection it had been seeking, represented by an investment of USD 130 million. Management believes that this transaction, together with the Company’s operational and financial initiatives implemented during 2025—focused on tighter cost controls, improved gross margin, working capital discipline, and operating model simplification—provides additional liquidity and flexibility to support near-term operations and liquidity management.

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

Management identified events and conditions which cast significant doubt on the Group´s ability to continue as a going concern. To mitigate the impact of the events and conditions that gave rise to material uncertainty, Management has identified specific opportunities for revenue growth and gross margin improvement. Revenue growth initiatives include the diversification of the customer base for the Nextgel business line, the optimization of the Nextgel operating footprint and capacity strategy, including the divestment of the West Palm Beach, Florida facility during 2025, and the launch of new products across all operating regions. These initiatives are intended to improve liquidity and profitability through a combination of commercial execution, portfolio focus and cost discipline.

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

Results of Operations

Comparison of the years ended December 31, 2024 and December 31, 2023

The following table sets forth historical operating results for the periods indicated:

	For the year ended December 31,		Increase/ (Decrease)		For the year ended December 31,		Constant Currency Increase/ (Decrease)
	2024	2023	$ Change	% Change	2024- Constant Currency Adjustment(2)	2024- Constant Currency Basis(2)	$ Change	% Change
	(in thousands of U.S. dollars except percentages)
Net Revenues	373,795	423,748	(49,953)	(11.8)%	(10,432)	363,363	(60,385)	(14.3)%
Cost of sales	(182,316)	(185,772)	(3,456)	(1.9)%	3,248	(179,068)	6,704	(3.6)%
Gross profit	191,479	237,976	(46,497)	(19.5)%	(7,184)	184,295	(53,681)	(22.6)%
Sales and marketing expenses	(100,082)	(95,068)	(5,014)	5.3%	2,111	(97,971)	(2,903)	3.1%
Administrative expenses	(122,970)	(98,279)	(24,691)	25.1%	2,924	(120,046)	(21,767)	22.1%
Net finance (expenses) income	(30,601)	(26,123)	(4,478)	17.1%
Other (expenses) income, net	(22,413)	27,454	(49,867)	(181.6)%	503	(21,910)	(49,364)	(179.8)%
(Loss)/Income before tax	(84,587)	45,960	(130,547)	(284.0)%
Income tax expense	16,287	(5,617)	21,904	(390.0%)
Income/ (loss) for the year	(68,300)	40,343	(108,643)	(269.3)%
Adjusted EBITDA(1)	1,938	57,913	(55,975)	(96.7)%	(1,974)	(36)	(57,949)	(100.1)%
Contribution Margin(1)	91,397	142,908	(51,511)	(36.0)%	(5,073)	86,324	(56,584)	(39.6)%

(1)	Contribution Margin and Adjusted EBITDA are non-IFRS measures. We include these metrics as supplemental disclosures because we believe they are useful indicators of our operating performance. Contribution Margin and Adjusted EBITDA are well recognized performance measures in the pharmaceutical industry that are frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. However, because Contribution Margin and Adjusted EBITDA are non-IFRS measures and their calculation is not determined in accordance with IFRS, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, our calculation of Contribution Margin and Adjusted EBITDA as presented may not be directly comparable to similarly titled measures by other companies. For more information on Contribution Margin, Adjusted EBITDA and other non-IFRS financial measures, please see “—Non-IFRS Financial Measures” below.

(2)	As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We calculate constant currency by calculating year-end period results (year ended December 31, 2024) using prior-period (year ended December 31, 2023) foreign currency exchange rates. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS. For more information on constant currency adjustments, please see “—Non-IFRS Financial Measures” below.

Revenue

Sofgen recognizes revenue from the sale of pharmaceutical products and licensing revenue. Net Revenues decreased by $49.9 million, or 11.8%, from $423.7 million for the year ended December 31, 2023 to $373.7 million for the year ended December 31, 2024. On a constant currency basis, revenue decreased by $60.3 million, or 14.3%, to $363.3 million for the year ended December 31, 2024.

The decrease in revenue for the year ended December 31, 2024 compared to the year ended December 31, 2023 was primarily driven by lower volumes and delayed commercialization in certain markets, which management believes were impacted by liquidity constraints and related operational disruptions during 2024. These factors were partially offset by sales generated from existing inventory levels that supported fulfillment in certain markets and product lines during the period.

Cost of sales and gross profit

The cost of sales represents the direct costs of producing the goods sold by Sofgen, such as cost of the materials and labor directly used to create the goods. Gross profit is net revenues less cost of sales.

Cost of sales decreased by $3.5 million, or 1.9%, from $185.8 million for the year ended December 31, 2023 to $182.3 million for the year ended December 31, 2024. This decrease was generally consistent with the decline in net revenues during 2024, reflecting lower production and sales volumes.

On a constant currency basis, cost of sales decreased by $6.7 million, or 3.6%, to $(179.0) million for the year ended December 31, 2024.

Gross profit decreased by $46.5 million, or 19.5%, from $238.0 million for the year ended December 31, 2023 to $191.4 million for the year ended December 31, 2024. On a constant currency basis, gross profit decreased by $53.7 million, or 22.6%, to $184.2 million for the year ended December 31, 2024. The decrease in gross profit was primarily attributable to lower net revenues during 2024 and lower absorption of fixed manufacturing costs resulting from lower production and sales volumes, and, to a lesser extent, changes in product and geographic mix.

Sales and marketing expenses

Sales and marketing expenses include primarily expenses incurred for promotional activities, such as marketing expenses, sales force and logistics expenses. Sales and marketing expenses increased by $5.0 million, or 5.3%, from $95.1 million for the year ended December 31, 2023, which represents approximately 22.4% of revenue for the year ended December 31, 2023, to $100.1 million for the year ended December 31, 2024, which represents approximately 26.8% of the revenue for the year ended December 31, 2024. On a constant currency basis, sales and marketing expenses increased by $2.9 million, or 3.1%, to $97.9 million for the year ended December 31, 2024.

The increase in sales and marketing expenses for the year ended December 31, 2024 compared to the year ended December 31, 2023 was primarily due to the nominal increase in marketing efforts given primarily by local inflation of the costs incurred. In 2024, Colombia experienced inflation of 5.2% most of sales and marketing expenses are denominated in COP.

Administrative expenses

Administrative expenses include costs incurred for administrative and certain corporate departments, such as payroll, power and utilities, and certain legal and professional expenses. Administrative expenses increased by $24.7 million, or 25.1%, from $98.3 million for the year ended December 31, 2023 to $123.0 million for the year ended December 31, 2024. On a constant currency basis, administrative expenses increased by $21.8 million, or 22.1%, to $120.1 million for the year ended December 31, 2024.

The increase in administrative expenses for the year ended December 31, 2023 compared to the year ended December 31, 2024 was primarily driven by higher legal and professional fees, including costs associated with the internal investigation and related matters.

Other (expenses) income, net

Other (expenses) income, net increased by $49.9 million, or 181.6%, from income of $27.5 million for the year ended December 31, 2023 to an expense of $(22.4) million for the year ended December 31, 2024. The increase was primarily attributable to a legal settlement from a business opportunity with a third party that was recognized in 2023, together with unfavorable net foreign exchange impacts in 2024.

Income tax expense

Income tax expense includes two components: (i) current tax and (ii) deferred tax. Current tax is determined based on the applicable statutory tax rates in each jurisdiction in which the Group operates. Deferred tax arises from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases, which may result in future taxable or deductible amounts.

Income tax expense decreased by approximately $21.9 million, from $5.6 million for the year ended December 31, 2023 to $(16.3) million for the year ended December 31, 2024. This decrease was mainly driven by the following factors: (i) a decrease of $24.9 million related to entities that experienced a reduction in profitability or shifted from taxable income to accounting losses, resulting in income tax expense of $8.0 million in 2023 compared to a tax benefit of $(17.0) million in 2024. This variation was primarily driven by the recognition of tax losses and deferred tax assets, including those associated with unrealized foreign exchange differences during 2024; (ii) an increase of $0.2 million related to entities that reduced their accounting losses compared to 2023, which resulted in higher income tax expense as these entities moved closer to taxable income positions during 2024; and (iii) an increase of $0.5 million related to entities that were already profitable and further increased their taxable income, with income tax expense increasing from $(0.7) million in 2023 to $(1.3) million in 2024.

Comparison of the years ended December 31, 2023 and December 31, 2022

The following table sets forth historical operating results for the periods indicated:

	For the year ended December 31,		Increase/ (Decrease)		For the year ended December 31,		Constant Currency Increase/ (Decrease)
	2023	2022	$ Change	% Change	2023- Constant Currency Adjustment(2)	2023- Constant Currency Basis(2)	$ Change	% Change
	(in thousands of U.S. dollars except percentages)
Net Revenues	423,748	403,203	20,545	5.1%	2,329	426,077	22,874	5.7%
Cost of sales	(185,772)	(168,075)	(17,697)	10.5%	(1,242)	(187,014)	(18,939)	11.3%
Gross profit	237,976	235,128	2,848	1.2%	1,087	239,063	3,935	1.7%
Sales and marketing expenses	(95,068)	(93,007)	(2,061)	2.2%	(491)	(95,559)	(2,552)	2.7%
Administrative expenses	(98,279)	(104,686)	6,407	(6.1)%	(458)	(98,737)	5,949	(5.7)%
Net finance (expenses) income	(26,123)	37,926	(64,049)	(168.9)%
Other income (expenses), net	27,454	(27,622)	55,076	(199.4)%	1,233	28,687	56,309	(203.9)%
(Loss)/Income before tax	45,960	47,739	(1,779)	(3.7)%
Income tax expense	(5,617)	(11,613)	5,996	(51.6)%
Income/ (loss) for the year	40,343	36,126	4,217	11.7%
Adjusted EBITDA(1)	57,913	65,146	(7,233)	(11.1)%	1,294	59,207	(5,939)	(9.1)%
Contribution Margin(1)	142,908	142,121	787	0.6%	596	143,504	1,383	(31.5)%

(1)	Contribution Margin and Adjusted EBITDA are non-IFRS measures. We include these metrics as supplemental disclosures because we believe they are useful indicators of our operating performance. Contribution Margin and Adjusted EBITDA are well recognized performance measures in the pharmaceutical industry that are frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. However, because Contribution Margin and Adjusted EBITDA are non-IFRS measures and their calculation is not determined in accordance with IFRS, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, our calculation of Contribution Margin and Adjusted EBITDA as presented may not be directly comparable to similarly titled measures by other companies. For more information on Contribution Margin, Adjusted EBITDA and other non-IFRS financial measures, please see “—Non-IFRS Financial Measures” below.

(2)	As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We calculate constant currency by calculating year-end period results (year ended December 31, 2023) using prior-period (year ended December 31, 2022) foreign currency exchange rates. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS. For more information on constant currency adjustments, please see “—Non-IFRS Financial Measures” below.

Revenue

Procaps recognizes revenue from the sale of pharmaceutical products and licensing revenue. Net Revenues increased by $20.5 million, or 5.1%, from $403.2 million for the year ended December 31, 2022 to $423.7 million for the year ended December 31, 2023. On a constant currency basis, revenue increased by $22.9 million, or 5.7%, to $426.1 million for the year ended December 31, 2023.

The increase in revenue for the year ended December 31, 2023 compared to the year ended December 31, 2022 was primarily due to (i) an increase in demand for our products and servicesmainly across two strategic business segments, including: an increase of approximately $16.2 million from CASAND, and and increase of approximately $5.5 million from Procaps Colombia;including (ii) an increase of sales for new products of approximately $6.1 million, offset mainly by the decrease in sales of approximately 3.3 million from CAN.

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

The increase in cost of sales for the year ended December 31, 2023 compared to the year ended December 31, 2022 was primarily due to higher prices for raw materials and higher sales revenues.4

Gross profit increased by $2.8 million, or 1.2%, from $235.1 million for the year ended December 31, 2022 to $238.0 million for the year ended December 31, 2023.

On a constant currency basis, gross profit increased by $3.9 million, or 1.7%, to $239.1 million for the year ended December 31, 2023.

The increase in gross profit for the year ended December 31, 2023 compared to the year ended December 31, 2022 was primarily attributable to higher sales, and offset by higher cost of sales.

Sales and marketing expenses

Sales and marketing expenses include primarily expenses incurred for promotional activities, such as marketing expenses, sales force and logistics expenses. Sales and marketing expenses increased by $2.1 million, or 2.2%, from $93.0 million for the year ended December 31, 2022, which represents approximately 23.1% of revenue for the year ended December 31, 2023, to $95.1 million for the year ended December 31, 2023, which represents approximately 22.4% of the revenue for the year ended December 31, 2022. On a constant currency basis, sales and marketing expenses increased by $2.6 million, or 2.7%, to $95.1 million for the year ended December 31, 2023.

The increase in sales and marketing expenses for the year ended December 31, 2023 compared to the year ended December 31, 2022 was primarily due to increased marketing efforts, with the full return of events and travel efforts, and pre-operative expenses of the Miramar facility.

Administrative expenses

Administrative expenses include costs incurred for administrative and certain corporate departments, such as payroll, power and utilities, and certain legal and professional expenses. Administrative expenses decreased by $6.4 million, or 6.1%, from $104.7 million for the year ended December 31, 2022 to $98.3 million for the year ended December 31, 2023. On a constant currency basis, administrative expenses increased by $5.9 million, or 5.7%, to $98.7 million for the year ended December 31, 2023.

The decrease in administrative expenses for the year ended December 31, 2023 compared to the year ended December 31, 2022 was primarily due to the value creation efforts executed during the year.

Net finance (expense) income

Net finance (expense) income decreased by $64.0 million, or 168.9%, from income of $37.9 million for the year ended December 31, 2022 to an expense of $26.1 million for the year ended December 31, 2023. The decrease in Net finance (expense) income was primarily due to (i) the valuation of shares held in escrow with a net fair value gain of approximately $11.2 million, (ii) the netfair value gain of warrants liabilities of approximately $7.9 million and (iii) the increase of interest expense of approximately $14.3 million due to higher interest rates. In 2022 the net fair value gainrelated to shares held in escrow was approximately $61.8 million and the net fair value gain of warrants liabilities was approximately $12.2 million. For further details about warranties liabilities andshares held in escrow, please refer to Note 3.8. Financial liabilities and equity instruments, in the Financial Statements.

Other income (expenses), net

Other income (expenses), net include: (i) currency exchange rate differences, (ii) economic emergency contribution expenses, (iii) fines, penalties, and assumed taxes, (iv) donations, (v) listing expenses, (vi) the change in the fair value of the warrant liability, and (vii) other expenses.

Other income (expenses), net increased by $55.1 million, or 199.4%, from an expense of $27.6 million for the year ended December 31, 2022 to an income of $27.5 million for the year ended December 31, 2023. This increase is mainly related to the one-time settlement with third-parties related to certain matters in favor of the Company of approximately $19.3 million. In addition to this, the exchange rate had a net increase of $37.9 million, from an expense of $16.0 million for the year ended December 31, 2022 to an income of $21.9 million for the year ended December 31,2023.

Income tax expense

Income tax expense includes two components: (i) current tax and (ii) deferred tax. Current tax is calculated based on the tax rate of each jurisdiction. Deferred tax corresponds to thedifferences generated between the accounting figures and tax figures, which can result in a future income or expense.

Income tax expense decreased by $6.0 million, or -51.6%, from $11.6 million for the year ended December 31, 2022 to $5.6 million for the year ended December 31, 2023. The decrease inincome tax expense was primarily due to: (i) a decrease of $3.6 million related to a lower tax of six entities of the Group that lowered their profits or increased their accounting losses in 2023 (ii) adecrease of $1.1 million related to the use of tax benefits that were not previously accrued within the deferred tax asset of Rymco (iii) the decrease of $2.2 million in Procaps Colombia mainly relatedto the effect of non-realized exchange difference rate, (iv) the recognition of a deferred tax asset of $0.7 million, related to the intragroup transfer of real estate from Rymco to Procaps Colombia and(v) the increase of the profits of 13 entities of Group that consequently increased their tax in $4.0 million. As the previous year, the accounting income effect from the net fair value of the warrants’liabilities ($7.9 million) and Ordinary Shares held in escrow ($11.2 million), which increased accounting profit, did not have an impact with respect to our current or deferred tax expenses.

Results by Segments After Inter-Segment Elimination, Excluding Corporate for the years ended December 31, 2024 and December 31, 2023

	Reportable segments
Results for the year ended December 31, 2024	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics
	(in thousands of U.S. dollars)
Revenue	122,954	139,186	35,705	48,644	27,306
Gross profit	58,390	75,779	20,208	26,026	11,076
Contribution Margin	47,938	45,914	4,249	(5,018)	4,889

Constant currency basis
Revenue	121,562	131,540	35,714	48,472	26,075
Gross profit	56,543	71,150	20,213	25,918	10,471
Contribution Margin	46,370	42,801	4,279	(5,110)	4,560

	Reportable segments
Results for the year ended December 31, 2023	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics
	(in thousands of U.S. dollars)
Revenue	122,974	147,866	51,498	79,216	22,194
Gross profit	59,285	70,889	36,248	67,466	4,088
Contribution Margin	45,412	42,710	12,595	42,932	(741)

	Reportable segments
Comparison of results for the years ended December 31, 2024 and 2023	NextGel	Procaps Colombia	CAN	CASAND	Diabetics
	(in thousands of U.S. dollars)
Revenue	(20)	(8,680)	(15,793)	(30,572)	5,112
Gross profit	(895)	4,890	(16,040)	(41,440)	6,988
Contribution Margin	2,526	3,204	(8,346)	(47,950)	5,630

Constant currency basis
Revenue	(1,412)	(16,326)	(15,784)	(30,744)	3,881
Gross profit	(2,742)	261	(16,035)	(41,548)	6,383
Contribution Margin	958	91	(8,316)	(48,042)	5,301

NextGel

Net Revenues of the NextGel segment decreased by $0.02 million, or 0%, from $123.0 million for the year ended December 31, 2023 to $123.0 million for the year ended December 31, 2024, primarily reflecting a flat performance driven by a mix shift and offsetting trends across business lines, including (i) higher revenues in Funtrition following the ramp-up of the new Miramar site and increased sales to the customer Olly, (ii) an increase in revenues in Brazil driven by higher Fish Oil sales, and (iii) a flat performance in Sofgen, primarily due to lower Kyzatrex sales partially offset by higher progesterone billings and services, partially offset by (iv) lower revenues in Softigel driven by reduced sales to the customer Roemmers in Ecuador.

Gross profit of the NextGel segment decreased by $0.9 million, or 1.5%, from $58.4 million for the year ended December 31, 2024 to $59.3 million (%Gross margin 48%) for the year ended December 31, 2023. The decrease was primarily driven by (i) an unfavorable sales mix, mainly due to lower sales to Roemmers in Ecuador and higher sales of Fish Oil in Brazil, a lower-margin product, and (ii) start-up costs and operational ramp-up associated with the new sites in the U.S.

Contribution Margin of the NextGel segment increased by $2.5 million, or 5.6%, from $45.4 million for the year ended December 31, 2023, to $47.9 million for the year ended December 31, 2024. The increase was primarily the result of (i) the implementation of cost/expenses control initiatives that generated savings compared to the prior year, and (ii) the reclassification of certain operating expenses at the West Palm Beach facility that had been recorded as expenses during the pre-operating phase and were subsequently reclassified to cost of sales, which partially explains the increase in costs and the decrease in operating expenses. Such operating expenses are primarily related to payroll, personnel expenses and other costs directly associated with the operation of the West Palm Beach facility.

On a constant currency basis, revenue attributable to the NextGel segment decreased by $1.5 million, or 1.2%, to $121.6 million for the year ended December 31, 2024. Gross profit attributable to the NextGel segment decreased by $2.7 million, or 4.6% to $56.5 million for the year ended December 31, 2024, and Contribution Margin attributable to the NextGel segment increased by $1.0 million, or 2.1%, to $46.4 million for the year ended December 31, 2024.

Procaps Colombia

Revenue of the Procaps Colombia segment decreased by $8.7 million, or 5.9%, from $147.9 million for the year ended December 31, 2023 to $139.2 million for the year ended December 31, 2024. The decrease was primarily attributable to lower sales in the Colmed business unit, reflecting the impact of supply chain constraints that limited product availability and adversely affected volumes. In addition, the Clinical Specialties business unit experienced pricing pressure resulting from price reductions in certain key brands. These unfavorable factors were partially offset by increased sales and improved performance in the Farma Procaps and Consumer business units.

Gross profit of the Procaps Colombia segment increased by $4.9 million, or 6.9%, from $70.9 million for the year ended December 31, 2023 to $75.8 million for the year ended December 31, 2024, primarily attributable to an improvement in the cost of products as a percentage of net revenues, compared to 2023, together with a decrease in promotional units.

Contribution Margin of the Procaps Colombia segment increased by $4.9 million, or 10.7%, from $47.3 million for the year ended December 31, 2024 to $42.7 million for the year ended December 31, 2023, was primarily attributable to sales of inventory that was written down in prior periods within the Clinical Specialties and Rymco business units.

On a constant currency basis, revenue attributable to Procaps Colombia decreased by $16.3 million, or (11.0%) to $131.5 million for the year ended December 31, 2024, gross profit attributable to the Procaps Colombia segment increased by $0.3 million, or 0.4%, to $71.1 million for the year ended December 31, 2024, and Contribution Margin attributable to the Procaps Colombia segment increased by $0.1 million, or 0.2%, to $42.8 million for the year ended December 31, 2024.

CAN

Revenue of the CAN segment decreased by $15.8 million, or 30.7%, from $51.5 million for the year ended December 31, 2023 to $35.7 million for the year ended December 31, 2024, primarily as a result of a planned reduction in sales aimed at lowering stock-in-trade levels across distributors.

Gross profit of the CAN segment decreased by $16.0 million, or 44.3%, from $36.2 million for the year ended December 31, 2023 to $20.2 million for the year ended December 31, 2024, driven by a higher cost to serve, which increased by $3.7 million, higher raw material prices, and an unfavorable costs variation as a result of lower production volumes.

Contribution Margin of the CAN segment decreased by $8.3 million, or 66.3%, from $12.6 million for the year ended December 31, 2023 to $4.2 million for the year ended December 31, 2024, due to the impact investment in promotion and medical samples, which increased by 33%. In addition, inventory provisions increased year over year to cover the risk of short-dated inventory.

On a constant currency basis, revenue attributable to the CAN segment decreased by $15.8 million, or 30.7%, to $35.8 million for the year ended December 31, 2024, gross profit attributable to the CAN segment decreased by $16.0 million, or 44.2%, to $20.2 million for the year ended December 31, 2024, and Contribution Margin attributable to the CAN segment decreased by $8.3 million, or 66.0%, to $4.3 million for the year ended December 31, 2024.

CASAND

Revenue of the CASAND segment decreased by $30.6 million, or 38.6%, from $79.2 million for the year ended December 31, 2023, to $48.6 million for the year ended December 31, 2024. This decrease was primarily driven by a set of measures implemented to reduce inventory levels across distributors. The most significant impact was observed in Ecuador and Peru. In the Dominican Republic, lower sales were mainly attributable to inventory optimization initiatives affecting brands such as Festagen, Ezolium, Bonese, and Aquavit.

Gross profit of the CASAND segment decreased by $41.4 million, or 61.4%, from $67.5 million for the year ended December 31, 2023, to $26.0 million for the year ended December 31, 2024. This decline was influenced by unfavorable cost variances resulting from lower production volumes in the CAS region (i.e., Costa Rica, Dominican Republic, and Panama).

Contribution Margin of the CASAND segment decreased by $48.0 million, or 111.7%, from $42.9 million for the year ended December 31, 2023, to $(5.0) million for the year ended December 31, 2024. This decrease was mainly attributable to product returns and commercial initiatives aimed at increasing inventory rotation. In Ecuador and Peru, this impact was mainly driven by brands such as Alercet D, Gestavit, Dayflu, Bonese, Lipomega, and Vitybell.

On a constant currency basis, revenue attributable to the CASAND segment decreased by $30.7 million, or 38.8%, to $48.5 million for the year ended December 31, 2024, gross profit attributable to the CASAND segment decreased by $41.5 million, or 61.6%, to $25.9 million for the year ended December 31, 2024, and Contribution Margin attributable to the CASAND segment decreased by $48.0 million, or 111.9%, to $(5.1) million for the year ended December 31, 2024.

Diabetrics

Revenue of the Diabetrics segment increased by $5.1 million, or 23.0%, from $22.2 million for the year ended December 31, 2023 to $27.3 million for the year ended December 31, 2024, primarily due to the positive performance of new products.

Gross profit of the Diabetrics segment increased by $7.0 million, or 170.9%, from $4.1 million for the year ended December 31, 2023, to $11.1 million for the year ended December 31, 2024, due to the impact of the change in our portfolio mix and an increase of the sales in the private market channel compared with those of the year ended December 31, 2023.

Contribution Margin of the Diabetrics segment increased by $5.6 million, from a $0.7 million for the year ended December 31, 2023 to a positive Contribution Margin of $4.9 million for the year ended December 31, 2024, primarily due to the impact of the change in our portfolio product mix and higher sales in the private market channel.

On a constant currency basis, revenue attributable to the Diabetrics segment increased by $3.9 million, or 17.5%, from $22.2 million for the year ended December 31, 2023 to $26.1 million for the year ended December 31, 2024, gross profit attributable to the Diabetrics segment increased by $6.4 million, or 156.1%, to $10.5 million for the year ended December 31, 2024, and Contribution Margin attributable to the Diabetrics segment increased by $5.3 million, or 715.4%, to $4.6 million for the year ended December 31, 2024.

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

NextGel

Revenue of the NextGel segment increased by $0.6 million, or 0.5%, from $122.9 million for the year ended December 31, 2022 to $122.3 million for the year ended December 31, 2023, primarily as a result of (i) an increase in product development services with the commencement of operations of the West Palm Beach facility and the sales of certain product registrations totaling approximately $3.0 million, (ii) the increase in sales of gummy products totaling approximately $2.7 million, (iii) an increase of sales from products with current partners of approximately $5.0 million, offset by (iv) the change of manufacturing site of dronabinol which required a new registration process and generated a temporary shortage of the Active Pharmaceutical Ingredient (API) at the authorized manufacturer’s site, resulting in a temporary suspension of sales and representing lower sales of approximately $6.6 million (v) the lower sales of progesterone of approximately $2.9 million due to the ongoing bioequivalent test, and the challenging market situation in Brazil and the US, including order phasing, which refers to changes in a customer’s sales forecast for testosterone products that shifted part of the sales to the following year.

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

Gross profit of the CAN segment increased by $1.1 million, or 3.1%, from $35.2 million for the year ended December 31, 2024 to $36.2 million for the year ended December 31, 2023, primarily as a result of the operational efficiency measures, such as larger manufacturing batches. In addition, the previous year was positively impacted by the sales of brand in the amount of approximately $2.3 million in 2022, which positively impacted 2022 gross profit.

Contribution Margin of the CAN segment decreased by $3.7 million, or 22.8%, from $12.6 million for the year ended December 31, 2023 to $16.3 million for the year ended December 31, 2022, due to the impact of higher sales and marketing expenses due to an expanding portfolio, especially in gastrointestinal, cardiovascular, and feminine care therapeutic areas, and reinforcement of sales force in El Salvador, and the macroeconomic and social situation in Guatemala. In addition, the previous year was positively impacted by the sales of brand in the amount of approximately $2.3 million in 2022, which positively impacted 2022 contribution margin.

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

Gross profit of the CASAND segment increased by $11.4 million, or 20.4%, from $67.5 million for the year ended December 31, 2023 to $56.0 million for the year ended December 31, 2022, primarily as a result of the increase in sales explained above, especially in Dominican Republic and changes in our portfolio product mix.

Contribution Margin of the CASAND segment increased by $14.4 million, or 50.2%, from $42.9 million for the year ended December 31, 2023 to $28.6 million for the year ended December 31, 2024, primarily as a result of the increase in sales explained above, impacted by the return of events and commercial efforts, especially in Dominican Republic to support top line growth.

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

Diabetrics

Revenue of the Diabetrics segment increased by $1.5 million, or 7.1%, from $20.7 million for the year ended December 31, 2022, to $22.2 million for the year ended December 31, 2023, primarily due to the positive performance of new products.

Gross profit of the Diabetrics segment decreased by $4.2 million, or 50.9%, from $4.1 million for the year ended December 31, 2023, to $8.3 million for the year ended December 31, 2022, due to the impact of the change in our portfolio mix and a decrease of the sales in the institutional (public) channel compared with those of the year ended December 31, 2022. In addition, sales for 2023 were negatively impacted by the loss of the registration of Predial Lex 850mg (silanes) as a result of a manufacturing error, which prevented us from selling this product during the entire year, compared to 2022 when it was available throughout the period.

Contribution Margin of the Diabetrics segment decreased by $3.7 million, or 124.8%, from $3.0 million for the year ended December 31, 2023 to a negative Contribution Margin of $0.7 million for the year ended December 31, 2022, primarily due to the impact of the change in our portfolio product mix and higher sales in the institutional channel.

On a constant currency basis, revenue attributable to the Diabetrics segment increased by $1,321 million, or 6.4%, from $22,041 million for the year ended December 31, 2023 to $20,720 million for the year ended December 31, 2022, gross profit attributable to the Diabetrics segment decreased by $3,905 million, or 46.9%, to $4.4 million for the year ended December 31, 2023, and Contribution Margin attributable to the Diabetrics segment decreased by $3,453 million, or 115.6%, to negative $0.5 million for the year ended December 31, 2023.

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

Use of Constant Currency

As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as one measure to evaluate our performance. We currently present revenue, cost of sales, gross profit, sales and marketing expenses, administrative expenses, Contribution Margin (consolidated and by segment) and Adjusted EBITDA on a constant currency basis. We calculate constant currency by calculating year-end period for the years ended December 31, 2024, 2023 and 2022 using prior-periods (year ended December 31, 2023 and December 31, 2022, respectively) foreign currency exchange rates. The functional foreign currencies for the primary regional markets where we operate, such as the Colombian Peso and the Brazilian Real, were adjusted on a constant currency basis at the exchange rates of COP $4,071.35 per U.S. $1.00 and R$5.392 per U.S. $1.00, respectively, COP $4,325.05 per U.S. $1.00 and R$5.0359 per U.S. $1.00, respectively, for the year ended December 31, 2023, COP $4,255.44 per U.S. $1.00 and R$5.1655 per U.S. $1.00, respectively, for the year ended December 31, 2022. We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange. These results should be considered in addition to, not as a substitute for, results reported in accordance with IFRS. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS.

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

The following table provides a reconciliation from profit (loss) for the year to EBITDA and Adjusted EBITDA, and Adjusted EBITDA margins for the years ended December 31, 2024 and 2023.

	For the year ended December 31,		Increase/(Decrease)
	2024	2023	$ Change	% Change
	(in thousands of U.S. dollars except percentages)
Income/Loss for the year	(68,300)	40,343	(108,643)	(269.3)%
Net finance expense (income)	30,601	26,123	4,478	17.1%
Income tax expense	(16,287)	5,617	(21,904)	(390.0)%
Depreciation and amortization	20,045	18,194	1,851	10.2%
EBITDA	(33,941)	90,277	(124,218)	(137.6)%
Investigation and restructuring - Fees(1)	16,013	—	16,013	—%
Business transformation initiatives(2)	—	4,091	(4,091)	(100.0)%
Rightsizing(3)	623	—	623	—%
Foreign currency translation adjustments(4)	17,830	(21,930)	39,760	(181.3)%
Other finance costs adjustments(5)	—	209	(209)	(100.0)%
Transactions expenses(6)	—	(19,296)	19,296	(100.0)%
Other expenses(7)	1,413	4,562	(3,149)	(69.0)%
Adjusted EBITDA	1,938	57,913	(55,975)	(96.7)%
Constant Currency Adjustments	(1,974)	1,294	(3,268)	(252.6)%
Adjusted EBITDA on Constant Currency Basis	(36)	59,207	(59,243)	(100.06)%

Adjusted EBITDA margin	0.5%	13.7%
Adjusted EBITDA margin (on Constant Currency Basis)	0.0%	14.0%

(1)	Investigation and restructuring for the year ended December 31, 2024, which primarily consist of advisory services provided by KPMG LLP $9.8 million and investigation from Greenberg Traurig, P.A. 3.0 million.

(2)	Business transformation initiatives for the year ended December 31, 2024, focused on strategic advisory for human capital restructuring and portfolio optimization, prioritizing margin enhancement and core business operations. For the year ended December 31, 2023 these primarily consisted of value creation initiatives, cost reduction plan announced in February 2023 aimed to improve margins and financial performance, carried out during 2023.

(3)	Rightsizing represents the severance payments derived from the restructuring plan, designed to optimize profitability across the CAN and CASSAND regions.

(4)	Foreign currency translation adjustments represent the reversal of exchange losses we recorded due to foreign currency translation of monetary balances of certain of our subsidiaries from U.S. dollars into the functional currency of those subsidiaries as of December 31, 2024 and 2023.

(5)	Other finance costs adjustments represent non-operating expenses incurred, primarily related to withholding taxes assumed by the Company on interest payments to financial institutions outside of Colombia.

(6)	Transactions expenses for the year ended December 31, 2023 include one-time settlement with third parties with respect to certain matters in favor of the Company of approximately $19.3 million.

(7)	Other expenses include for the year ended December 31, 2024 include a write-off related to Rymco impairment charge of approximately $1.4 million. For the year ended December 31, 2023, other expenses include a write off related to Rymco impairment charge of approximately $4.1 million.

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

The following table provides a reconciliation from gross profit to Contribution Margin for the years ended December 31, 2024 and 2023.

	For the year ended December 31		Increase / (Decrease)
	2024	2023	$ Change	% Change
	(in thousands of U.S. dollars except percentages)
Gross Profit	191,479	237,976	(46,497)	(19.5)%
Sales and marketing expenses	(100,082)	(95,068)	(5,014)	5.3%
Contribution Margin	91,397	142,908	(51,511)	(36.0)%
Constant Currency Adjustments	(5,023)	596
Contribution Margin (on Constant Currency Basis)	86,324	143,504	(57,180)	(39.8)%

B. LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity has been cash flow generated from operations, supplemented by credit arrangements with third parties. The principal uses of cash are to fund operating and capital expenditures, business or asset acquisitions, interest payments on debt, any mandatory or discretionary principal payment on our debt and investments in R&D.

As of December 31, 2024, our cash and cash equivalents amounted to $30.3 million. We believe that our existing cash and cash equivalents and cash inflows from operations, will be adequate to meet our anticipated cash needs for the next twelve months. We routinely monitor current and expected operational requirements and financial market conditions to evaluate other available financing sources including term and revolving bank credit. In determining our future capital requirements, we regularly consider, among other factors, known trends and uncertainties, and other contingencies.

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

Cash Flow for the years ended December 31, 2024 and 2023

The following table summarizes our consolidated statements of cash flows from operations for the years ended December 31, 2024 and 2023:

	For the year ended December 31,		Increase/ (Decrease)
	2024	2023	$ Change
	(in thousands of U.S. dollars)
Cash flow generated from operating activities	88,429	107,635	(19,206)
Cash flow (used in) investing activities	(26,759)	(34,629)	7,870
Cash flow (used in) financing activities	(50,402)	(97,830)	47,428
Net increase (decrease) in cash	11,268	(24,824)	(36,092)

Cash flow generated from operating activities

For the year ended December 31, 2024, net cash provided by operating activities was $88.4 million, compared to $107.6 million for the year ended December 31, 2023, a decrease of $19.2 million.

The decrease was primarily attributable to (i) lower cash flow from operating activities before changes in the working capital, which declined to $14.6 million in 2024 from $89.4 million in 2023. This reduction was mainly driven by weaker operating, higher finance costs and unfavorable foreign exchange movements, partially offset by non-cash depreciation and amortization.

These effects were partially mitigated by favorable changes in working capital, particularly an improvement in trade and other receivables, reflecting enhanced collections, and an increase in trade and other payables, primarily resulting from improved payment terms with suppliers.

Cash flow (used in) investing activities

For the year ended December 31, 2024, net cash used in investing activities was $26.7 million compared to $34.6 million during the year ended December 31, 2023, a decrease of $7.9 million. Net cash used in investing activities for the year ended December 31, 2024 consisted primarily of (i) $14.6 million in cash used in the acquisition of property, plant and equipment mainly related to maintenance capital enhancements at existing manufacturing facilities, as well as investments supporting the Miramar Gummies Facility. In addition, the group invested $5.6 million in the acquisition and development of intangible assets, primarily related to internal product development and regulatory assets.

Cash flow (used in) financing activities

For the year ended December 31, 2024, net cash used in financing activities was $50.4 million, an improvement of $47.4 million compared to net cash used of $97.8 million for the year ended December 31, 2023. The improvement was primarily driven by (i) lower gross proceeds from borrowings due to restrictions associated with covenant limitations, (ii) continued repayments of outstanding debt, and (iii) lower interest paid on borrowings, which totaled $33.6 million in 2024 compared to $34.8 million in 2023, reflecting changes in debt balances and timing of interest payments, partially offset by higher interest rates.

In addition, the Group executed treasury share repurchases of $0.8 million during the year, consistent with its capital structure management strategy

Cash Flow for the years ended December 31, 2023 and 2022

The following table summarizes our consolidated statements of cash flows from operations for the years ended December 31, 2023 and 2022:

	For the year ended December 31,		Increase/ (Decrease)
	2023	2022	$ Change
	(in thousands of U.S. dollars)
Cash flow generated from operating activities	107,635	15,550	92,085
Cash flow (used in) investing activities	(34,629)	(32,378)	(2,251)
Cash flow (used in) financing activities	(97,830)	(12,796)	(85,034)
Net (decrease) in cash	(24,824)	(29,624)	4,800

Cash flow generated from operating activities

For the year ended December 31, 2023, net cash provided by operating activities was $107.6 million, compared to $15.6 million for the year ended December 31, 2022, an increase of $92.1 million. The increase was primarily the result of (i) an increase in cash flow from operating activities before changes in the working capital, positively impacted by operating expenses performance, and (ii) improvement in trade and other payables as a result of better negotiations with suppliers.

Cash flow (used in) investing activities

For the year ended December 31, 2023, net cash used in investing activities was $34.6 million compared to $32.4 million during the year ended December 31, 2022, an increase of $2.3 million. Net cash used in investing activities for the year ended December 31, 2023 consisted primarily of (i) $20.3 million in cash used in the acquisition of property, plant and equipment for certain strategic capacity expansion, products and equipments, and automation improvement in our current facilities and new ones, including, the new Miramar facility for gummy products, and (ii) $12.5 million in cash used in the acquisition of intangibles for internal product development.

Cash flow (used in) financing activities

For the year ended December 31, 2023, net cash used in financing activities increased by $85.0 million from net cash generated from financing activities of $12.8 million for the year ended December 31, 2022 to net cash used in financing activities of $97.8 million for the year ended December 31, 2023. The increase was primarily due to (i) fewer proceeds from banks due to restrictions associated with covenant limitations, (ii) incremental payments on borrowings, (iii) incremental $24.8 million of interest payments due to rates increase, and (iv) buyback program execution during the year.

Financial Resources

Our capital structure consists of net debt (loans offset by cash and bank balances) and consolidated equity (comprised of issued and paid-in capital, reserves, retained earnings and non-controlling interests). We are not subject to any externally imposed capital requirement.

As of December 31, 2024, our primary indebtedness consists of the outstanding balance of the Senior Notes, Credit Agreement (defined below) and the Secured Convertible Note. The Senior Notes, the Credit Agreement and certain other loans include certain covenants that obligate the borrower and guarantors thereunder to comply with a series of financial ratios, consisting of a debt to EBITDA ratio and EBITDA interest coverage ratio as described below under the heading “—Debt Financing and Borrowings—Senior Notes—Covenants.” The Credit Agreement includes certain covenants that obligate the borrower and co-debtors thereunder to comply with a series of financial ratios, consisting of a debt to EBITDA ratio, short-term leverage ratio and EBITDA interest coverage ratio as described below under the heading “—Debt Financing and Borrowings—Credit Agreement—Covenants.” These financial ratios serve as local management parameters for both arrangements.

We analyze and review our capital structure on a quarterly basis. As part of this review, we consider the cost of capital and the risks associated with each class of capital.

As of December 31, 2024, 2023 we had total borrowings of $306,7 million, and $299,5 million, respectively.

Debt Financing and Borrowings

The table below summarizes our outstanding interest-bearing liabilities for year ended December 31, 2024 and 2023.

	For the year ended December 31, 2024	For the year ended December 31, 2023
	(in thousands of U.S. dollars)	(in thousands of U.S. dollars)
Credit Agreement	54,940	64,275
Other term loan	63,352	80,717
Lease liabilities	30,318	35,247
Factoring obligations	4,277	4,111
Bank overdrafts	79	153
Senior Notes	115,000	115,000
Total borrowings	267,966	299,503

Secured convertible notes	38,747	-

Total Debt financings and borrowings	306,713	299,503

Current	265,306	268,389
Non - Current	41,407	31,114
	306,713	299,503

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

Other Term Loans

The table below summarizes the terms of our other term loans as of December 31, 2024 and 2023.

Currency	Range of Interest	Maturity Year	Outstanding Balance for the year ended December 31, 2024	Outstanding Balance for the year ended December 31, 2023
			(in thousands of U.S. dollars)	(in thousands of U.S. dollars)
COP	23.00-26.40% A.N. (2023: 17.72%-32% A.E., 23.50% A.N. (Fixed))	2025-2026	$12,553	$14,323
COP	IBR+2.71%-6.60% - DTF+5.43% (2023: IBR+2.25%-7.25%)	2026-2029	10,516	13,468
Soles	8.00% - 14.20% A.N. (2023: 8% - 12.79% A.N.)	2025	3,441	7,364
Reales	9.84%-25.44% A.N. (2023: 9.84%-13.08% A.N.)	2026	628	545
USD	SOFR+ (3%-5.80%)	2025-2029	17,478	23,621
USD	6.00%-19.68% A.N. (2023: 8.00%-19.68% A.N.)	2025-2026	18,736	21,396
Total			$63,352	$80,717

Other term loans balance as of December 2023 is $63.4 million, including $13.8 million and $3.2 million with BTG.

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

The New BTG Credit Agreement requires the Group’s compliance with the following financial covenants, each measured on a trailing twelve-month basis on the final day of each fiscal quarter of the Group:

●	Consolidated debt to consolidated EBITDA ratio of no greater than 3.50:1:00 (other than for the twelve-month period ended September 30 and December 31, 2023, for which the ratio shall be no greater than 4.30:1.00); and

●	Ratio of consolidated EBITDA to consolidated interest expense of greater than 3.00:1.00 (other than for the twelve-month period ended September 30 and December 31, 2023, for which the ratio shall be greater than 1.90:1.00).

As of December 2024, the Company is not in compliance with the covenants with respect to BTG’s credit facilities

Management continuously monitors the observation of these obligations and complied as of the date of these unaudited Condensed Consolidated Interim Financial Statements.

Lease Liabilities

We had $30,3 million of lease liabilities as of December 31, 2024. Please refer to Note 15. Leases of the Financial Statements.

Factoring Obligations

We have accounts receivable factoring arrangements with non-related third-party financial institutions (the “Factors”). Pursuant to the terms of the arrangements, we sell to the Factors certain of our accounts receivable balances on a non-recourse basis for credit approved accounts. An administrative fee per invoice is charged on the gross amount of accounts receivables assigned to the Factors, and interest is calculated based on an annual average variation of Colombian DTF rate, as well as other fixed rates, ranging from approximately 18% in BRL denominated arrangements to approximately 29% in COP denominated arrangements. The total amount factored was $4.3 million as of December 31, 2024.

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

Bank Overdrafts

We have overdraft facilities available that we use to support our cash management operations. We had approximately $0.08 million of overdrafts and credit card liabilities outstanding as of December 31, 2024.

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

Senior Notes Waiver

On March 31, 2023, we entered into the NPA Waiver Agreement which relates to certain covenant noncompliance under the NPA. Pursuant to the terms of the NPA, we informed the Noteholders that the following events of defaults have occurred and were continuing as of the date of the of the NPA Waiver Agreement (collectively, the “Specified NPA Defaults”):

(i)	the event of default arising as a result of the NPA Debt/EBITDA Ratio for the twelve months ending December 31, 2022 being in excess of 3.50:1.00, in default of the applicable covenant set forth in the Syndicated Loan (the “NPA Debt/EBITDA Ratio Covenant”);

(ii)	the event of default arising as a result of the NPA Interest Coverage Ratio for the twelve months ending December 31, 2022 being less than 3.00:1.00, in default of the applicable covenant set forth in the Syndicated Loan (the “NPA Interest Coverage Ratio Covenant”);

(iii)	the event of default arising as a result of the short-term leverage being in excess of 1.00:1.00 as at December 31, 2022, in default of the covenant described in, and incorporated into the NPA pursuant to, that certain Most Favored Lender Notice dated April 7, 2022 and delivered to the Noteholders on or about such date (the “NPA Short-Term Leverage Ratio Covenant”); and

(iv)	the event of default arising as a result of our failure to deliver to the Noteholders, within the time period specified in the NPA, written notice of the events of default described in the foregoing clauses (i) through (iii) as required by the NPA.

Pursuant to the NPA Waiver Agreement, the Noteholders (a) with effect from December 31, 2022, waived the Specified NPA Defaults, (b) prospectively waived our potential non-compliance by with the NPA Debt/EBITDA Ratio Covenant as at March 31, 2023, June 30, 2023 and September 30, 2023, so long as the ratio calculated pursuant to the NPA Debt/EBITDA Ratio Covenant as at such dates does not exceed 4.00:1.00, (c) prospectively waived our potential non-compliance with the NPA Interest Coverage Ratio Covenant as at March 31, 2023, June 30, 2023 and September 30, 2023, so long as the ratio calculated pursuant to the NPA Interest Coverage Ratio Covenant as at such dates is not less than 2.20:1.00, and (d) prospectively waived our potential non-compliance with the NPA Short-Term Leverage Ratio Covenant as at March 31, 2023, June 30, 2023 and September 30, 2023, so long as the ratio calculated pursuant to the NPA Short-Term Leverage Ratio Covenant as at such dates does not exceed 1.60:1.00. In December 2023, the waiver with the respect to the interest coverage ratio was extended through the December 31, 2023 measurement date (the “December NPA Waiver Agreement”). In March 2024, the applicable parties under the Note Purchase Agreement entered into a waiver consistent with the December NPA Waiver Agreement, preemptively waiving noncompliance with the applicable interest ratio covenant as of March 31, 2024 (the “March 2024 NPA Waiver Agreement”).

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

The table below sets forth the outstanding balance and certain other information on the Senior Notes as of December 31, 2024.

	Currency	Range of Interest	Maturity Year	Outstanding Balance as of December 31, 2024
The Prudential Insurance Company Of America	USD	8.50% A.N.(Fixed)	2031	$60,020
Prudential Annuities Life Assurance Corporation	USD	8.50% A.N.(Fixed)	2031	29,980
Healthspring Life & Health Insurance Company, Inc	USD	8.50% A.N.(Fixed)	2031	18,350
CIGNA Health and Life Insurance Company	USD	8.50% A.N.(Fixed)	2031	6,650
Total				$115,000

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

Contractual Obligations and Commitments

A summary of our enforceable and legally binding obligations as of December 31, 2024 are set forth in the following table. Some of the amounts included in this table are based on management’s estimates and assumptions about these obligations, including the duration, the possibility of renewal, anticipated actions by third parties and other factors. Because these estimates and assumptions are necessarily subjective, the enforceable and legally binding obligations actually paid in future periods may vary from the amounts reflected in the table.

	As of December 31, 2024
(U.S. dollars in thousands)	2025	2026-2027	2028-2029	After 2029	Total
Long-term debt obligations(1)	$314,144	$19,472	$-	$-	$333,616
Finance lease obligations(2)	10,184	6,701	5,480	18,158	40,523
Trade and other payables	106,991	-	-	-	106,991
Amounts owed to related parties	7.155	-	-	-	7,155
Secured convertible note	38,747	-	-	-	38,747
Total	$477,221	$26,173	$5,480	$18,158	$527,032

(1)	Represents gross maturities of our long-term debt obligations, excluding finance lease obligations as of December 31, 2023, including the interest payments. Estimated future interest payments on our variable-rate debt obligations were calculated using the interest rates in effect as of December 31, 2024. As a result of our noncompliance with certain debt ratio covenants as of December 31, 2024, $133,083 is reflected as payable in 2024 and classified as a current liability. Refer to the disclosure above regarding the Waivers as well as Notes 20 in the Annual Audited Consolidated Financial Statements included in this Annual Report for further details regarding the noncompliance and the Waivers.

(2)	Represents maturities of our finance lease obligations included within long-term debt as of December 31, 2024, including interest payments. Estimated future interest payments on our variable-rate debt obligations were calculated using the interest rates in effect as of December 31, 2024.

Our management believes that our financial resources and expected future cash flows from operating activities shall be sufficient to satisfy our contractual obligations and commitments.

Secured convertible notes

As of December 31, 2024, Hoche Partners Pharma Holding LLC. subscribed for two secured convertible notes issued by the Company, each with a nominal amount of $20,000, for an aggregate principal amount of $40,000.

The notes are secured by a pledge of the shares of Crynssen Pharma Group Ltd. pursuant to a Pledge Agreement, which may be enforced in the event of a default or other breach of the contractual obligations under the notes.

The notes are convertible into ordinary shares of the Company upon the occurrence of certain events and subject to the terms and conditions set forth in the executed Secured Convertible Note Agreement. In addition, the agreement provides for a final optional conversion window corresponding to the last five (5) business days prior to June 30, 2025.

The notes bear interest at an annual rate of 8.5%, calculated on a daily basis and compounded quarterly on a payment-in-kind basis, such that accrued interest is added to and increases the outstanding principal amount.

The notes include two conversion mechanisms:

a)	Automatic conversion

The notes are subject to automatic conversion if the Company raises new financing from third-party investors in an amount of at least USD 35,000 prior to maturity, in which case the conversion price is contractually fixed at USD 0.75 per share.

b)	Optional conversion

The holder may elect to convert all or a portion of the outstanding principal amount, including accrued PIK interest, at any time up to the last five (5) business days prior to June 30, 2025.

Upon conversion, the Company is required to issue warrants equal to 0.25 times the number of ordinary shares issued upon such conversion. As the detailed terms of these warrants are not specified in the executed agreements reviewed to date, their accounting treatment has been preliminarily aligned with that applied to other warrants previously issued by the Company, pending further contractual definition.

The agreement further provides that, upon the occurrence of a triggering event as defined therein, whether before or after conversion, the applicable conversion price shall be adjusted from USD 0.75 to USD 0.50 per share, which would require corresponding accounting adjustments based on the revised conversion terms.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our R&D activities are directed primarily toward the development of new products for corporate brands and development services for third parties, as well as the improvement of our manufacturing processes and delivery technologies. Our R&D platform is decentralized with research centers in Colombia (Barranquilla and Bogotá), and Brazil (Cotia, SP), employing a fully dedicated team of scientists, technicians and skilled personnel in R&D and innovation, as well as skilled personnel in processes such as formulation, analytical, manufacturing, packaging, and technological innovation related to ingredients, formulas and equipment.

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

D. TREND INFORMATION

Research and Development for Pharmaceuticals Industry

Continued strengthening in early-stage development pipelines for drugs and biologics, compounded by increasing clinical trial breadth and complexity, support our belief in the attractive growth prospects for development of delivery solutions. Large companies are in many cases reconfiguring their R&D resources, increasingly involving the use of strategic partners for important outsourced functions. Additionally, an increasing portion of compounds in development are from companies that do not have a full R&D infrastructure and thus are more likely to need strategic development solutions partners.

We have invested $17.2 million, $21.7 million and $18.1 million in R&D for the years ended December 31,2024, 2023 and 2022, respectively.

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

Foreign Exchange Rates

Our operating network is global, and, as a result, we have substantial revenues and operating expenses that are denominated in currencies other than the U.S. dollar, the currency in which we report our financial results, and are therefore influenced by changes in currency exchange rates. For the years ended December 31, 2024 and 2023, approximately 61% and 56% of our revenue, respectively, was generated in currencies other than the U.S. dollar. Functional foreign currencies for certain regional markets such as the Colombian Peso and Brazilian Real, where we have significant operations, have experienced significant decrease in value when compared with the U.S. dollar in 2024 and for the year ended December 31, 2023, which caused economic distress in those regional markets, significant fluctuation in oil prices, supply chain challenges, and the political climate and uncertainty in such markets. As a result, the devaluation of the Colombian Peso and Brazilian Real had a negative impact on our results of operations for the years ended December 31, 2024 and 2023.

E. CRITICAL ACCOUNTING ESTIMATES

For discussion on our critical accounting estimates see Note 5 “Critical accounting judgements and key sources of estimation uncertainty” in our Annual Audited Consolidated Financial Statements, included elsewhere in this Annual Report.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

A. Directors and Senior Management

Set forth below is information concerning our previous and current officers and directors as of December 31, 2024 and February 1, 2026, respectively. Our executive officers are appointed by the board of directors to serve in their roles. Each executive officer is appointed for such term as may be prescribed by the board of directors or until a successor has been chosen and qualified or until such officer’s death, resignation or removal. The business address for each director is provided below.

The table below sets forth the Board of Directors composition as of December 31, 2024.

Name	Age	Position Held	Committees
Alejandro E. Weinstein	67	Chairman of the Board	Mergers and Acquisitions (Chair)
Jose Minski Gontovnik	64	Director
Nicolas A. Weinstein	43	Director	Nominating (Chair)
Roberto Albisetti	68	Director
Jose Frugone Domke	56	Director	Audit (Chair), Compensation, and Nominating
Ernesto Carrizosa	61	Director	Audit, Compensation, and Mergers and Acquisitions
Alberto Eguiguren Correa	60	Director	Audit, Compensation (Chair), and Nominating

Section Changes in Board of Directors within Item 4.B. Business Overview, describes subsequent modifications in the Board of Directors compositions until February 1, 2026. The table below sets forth the Board of Directors as of February 1, 2026:

Name	Age	Position Held	Committees
Alejandro E. Weinstein(1)	67	Chairman of the Board
Nicolas A. Weinstein(2)	43	Director	Nominating (Chair)
Manuel José Vial Claro(3)	40	Director
Carlos García Iragorri(4)	69	Director	Audit (Chair and Financial Expert)
Fernando Moreira Muniz(5)	48	Director	Audit
Carlos Romero-Camacho(6)	62	Director	Compensation and Nominating
Alberto Eguiguren Correa(7)	60	Director	Audit, and Nominating and Compensation (Chair)

(1)	The business address of Mr. Alejandro E. Weinstein is Chesham Place, SW1XHG, London, United Kingdom.

(2)	The business address of Mr. Nicolas A. Weinstein is 25 Southwest, 9th STreet, 4th Floor, Miami, USA.

(3)	The business address of Mr. Manuel José Vial Claro is El Bosque 0177, piso 14, Las Condes, Santiago, Chile.

(4)	The business address of Mr.Carlos García Iragorri is 781 Crandon Boulevard, Apartment 1401, Key Biscayne, FL.33149, USA.

(5)	The business address of Mr. Fernando Moreira Muniz is Calle 80 #78B-201, Barranquilla, Colombia.

(6)	The business address of Mr. Carlos Romero-Camacho is Calle 80 #78B-201, Barranquilla, Colombia.

(7)	The business address of Mr. Alberto Eguiguren Correa is Avenida El Bosque Norte 0177, Oficina 1102, Las Condes, Santiago, Chile.

Background of Our Directors

The following is a brief biography of each of our directors:

Alejandro E. Weinstein. Mr. Alejandro E. Weinstein holds director or investor roles in various ventures within the pharmaceutical and healthcare industries, including cofounding WM Partners in June 2015, a middle-market private equity firm that primarily invests in the health and wellness sector, Olive Tree Ventures, an early-stage venture capital firm focused on disruptive health and enterprise in Israel; Vanterra Accelerator Portfolio, a consumer early-stage fund; and Davidson and W, a venture lending fund in Europe and Israel. In addition, Mr. Alejandro E. Weinstein currently serves on the boards of Health Hero, a European telehealth company; Atida, a European e-pharmacy; and Worthy, Inc., an online retail platform. Previously from 2004 to 2014, Mr. Alejandro E. Weinstein served as the CEO of CFR Pharmaceuticals S.A. (also known as Laboratorios Recalcine) (“CFR”). Du ring his tenure as CEO, he executed over 15 acquisition transactions in 10 different countries, including the acquisition of Lafrancol S.A., the largest pharmaceutical company in Colombia, for more than $560 million. Mr. Alejandro E. Weinstein received a degree in Business Administration from the Universidad Católica de Chile and is a certified public auditor and accountant. Alejandro E. Weinstein is the father of Nicolas A. Weinstein.

Nicolas A. Weinstein. Mr. Nicolas A. Weinstein is also a Manager of W6 Real Estate Investments, a family owned real estate investment firm, a position he has held since 2016, and a Director of W6 Credit Strategies Ltd., an investment firm specializing in fixed-income investments, a position he has held since 2018. Prior to these roles, Mr. Nicolas A. Weinstein served as the Chief of Marketing and Sales at CFR for five years and, following its acquisition, as the Chilean country head for both CFR and the Abbott Pharmaceutical unit. Mr. Nicolas A. Weinstein currently serves on the board of directors of Health Hero, a European telehealth company; Atida, a European e-pharmacy; Medneo GmbH, a European radiology/MRI/CAT scan consolidator; Fortec, a real estate investing company; and NRS Agro, an Israeli venture builder focused on sustainable food production and health. He previously served on the board of Redhill Biopharmaceuticals Ltd., a specialty pharmaceutical company. Mr. Nicolas A. Weinstein holds a Master of Science in Finance from Universidad Adolfo Ibáñez and earned an MBA from Northwestern University’s Kellogg School of Management in 2012. Nicolas E. Weinstein is the son of Alejandro E. Weinstein.

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

Carlos García Iragorri. Mr. Carlos Garcia Iragorri has acted as an investor in various ventures since January 2020. He has over 30 years of senior-level pharmaceutical experience in Latin America and emerging markets. From April 2018 to January 2020, Mr. Garcia Iragorri served as Chief Executive Officer of Wellwaze, a Miami 1 based medical device startup focused on the early detection of breast cancer. Prior to this role, Mr. Garcia Iragorri served as the President of the Asia, Middle East, and Africa Regions for Novartis Pharmaceuticals, an international pharmaceutical company, for three years, and as the President of Latin America and Canada operations for twelve years. Between 1983 and 2002, Mr. Garcia Iragorri held various roles at Eli Lilly, an international pharmaceutical company, including President of Central and Eastern Europe, General Manager of Mexico, Argentina, and the Philippines, and CFO of the Colombian division. Additionally, from January 2018 to December 2021, Mr. Garcia Iragorri served as Chairman of the Board of Skalar Pharma, a pharmaceutical ingredient manufacturer. Mr. Garcia Iragorri holds an MBA from both Cornell University and Katholieke Universiteit te Leuven, as well as a degree in industrial engineering from Universidad del Norte.

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

Carlos Romero-Camacho Mr. Romero-Camacho currently serves as Chief People & Corporate Affairs Officer at Insud Pharma Group, a global pharmaceutical group, a position that he has held since 2011, leading HR, Communication, Public Affairs, Internal Audit, and Compliance. Mr. Romero-Camacho has held senior positions in Human Resources and Legal Affairs across various roles and geographies in the pharmaceutical, automotive, and consumer sectors, in particular, at Renault Trucks, Bristol-Myers Squibb, and SmithKline Beecham. Mr. Romero-Camacho has served as a representative in public and private institutions and as coordinator of Fundación Mundo Sano in Spain. Mr. Romero Camacho holds a Law degree from UAM, an MBA from ICADE, and has completed the General Management Program at INSEAD.

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

The table below sets forth our Senior Leadership as of December 31, 2024.

Name	Age	Position Held
Jose Antonio Vieira	48	Chief Executive Officer (CEO)
Dr. Camilo Camacho	50	Chief Operations Officer (COO)
Patricio Vargas Muñoz	50	Chief Optimization and Rationalization Officer
Daniel Bernal	50	Interim Chief Financial Officer (CFO)
Melissa Angelini	43	Interim Vice-President of Finance
Mauricio Castañeda Caballero	46	Vice-President of Human Resources
Luis Alberto Palacios Aragon	59	Vice-President of International Marketing and R&D

The table below sets forth our Senior Leadership as of July 25, 2025.

Name	Age	Position Held
Melissa Angelini	43	Interim Chief Executive Officer (CEO)
Luis Alberto Palacios Aragon	60	Chief Commercial Officer (CCO)
Daniel Bernal	50	Interim Chief Financial Officer (CFO)

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

Management Structure

The table below shows our management structure as of July 25, 2025.

In addition to our executive officers and our senior management team, each of our business segments is managed by a General Manager - that reports directly to the Mr. Palacios.

B. COMPENSATION

Compensation of Directors

Each non-employee member of our board of directors receives a net compensation in the amount of $ 56,000 per annum. Members of our board of director who also serve as an officer of the Company do not receive any additional compensation with respect to their role as a director.

In February 2023, Jose Minski and Alejandro Weinstein renounced their compensation to be received by them for serving as Directors for the fiscal year ended December 31, 2023. The Board of Directors submitted these renunciations to the general meeting of shareholders of the Company held on June 30, 2023, for acknowledgement.

Compensation of Executive Officers and Senior Management Team

For the years ended December 31, 2024, 2023 and 2022, our executive officers and senior management team received an aggregate compensation of approximately $5.1 million, $3.9 million, and $3.6 million(including a special bonus paid in connection with the Closing of the Business Combination and the listing of the Ordinary Shares on the Nasdaq), respectively. The aggregate compensation paid directly or indirectly to our executive officers and senior management team consists of: (i) wages paid by our subsidiary, Procaps Group S.A.; (ii) consulting fees paid to certain of Procaps’ executive officers and senior management team members by Horslig GMBH or Pharminter GMBH, indirect subsidiaries of Procaps; and (iii) employee benefits.

Our executive officers and members of our senior management team are employed directly by Procaps S.A.Sofgen, or one of our other subsidiaries, and participate in such company’s benefits plan and government pension plan, if any, on the same basis as its other employees. We have a strategic variable bonus system that grants cash compensation for achievement of both financial and tactical objectives. These bonuses represent approximately 30% of our executive officers’ and senior management team’s total compensation and are paid on a semi-annual basis.

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

Board Committees

We have established four committees under the board of directors: an audit committee, a compensation committee, and a nominating committee. Each committee’s functions are described below. For information on the members and chairs of each committee see “—Directors and Senior Management” above.

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

Our audit committee consists of Mr. Carlos Garcia Iragorri as Chairman and Financial Expert, and Mr. Alberto Eguiguren, and Mr. Fernando Moreira Muniz, as members. Each qualifies as an independent director according to the rules and regulations of the SEC with respect to audit committee membership. In addition, all of the audit committee members meet the requirements for financial literacy under applicable SEC rules and at least one of the members qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. The written charter for the audit committee, is available on our website. The reference to our website address in this Annual Report does not include or incorporate by reference the information on our website into this Annual Report.

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

The following table shows the beneficial ownership of Ordinary Shares as of February1, 2026, by:

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

We have based percentage ownership on 2,327,240,312 Ordinary Shares outstanding as of July 15, 2025.

Name and Address of Beneficial Owner	Number		Percentage(1)
Executive Officers and Directors:
Alexandre E. Weinstein(2)	773,031,209	(9)	32.12%
Nicolas A. Weinstein(3)
Manuel José Vial Claro(4)
Carlos García Iragorri(5)
Fernando Moreira Muniz(6)	325,109,560	(10)	13.85%
Carlos Romero-Camacho(7)
Alberto Eguiguren Correa(8)
All directors and executive officers as a group	1,098,140,769		45.26%

(1)	Percentages are based on 2,327,240,312 Ordinary Shares outstanding as of July 15, 2025, plus, only with respect to such applicable stockholder, any Ordinary Shares which such holder has the right to acquire within 60 days through the exercise of any option, warrant or any other right.

(2)	The business address of Mr. Alejandro Weinstein is 21 Chesham Place, SW1XHG, London, United Kingdom.

(3)	The business address of Mr. Nicolas Weinstein is 25 Southwest, 9th STreet, 4th Floor, Miami, USA.

(4)	The business address of Mr. Manuel José Vial Claro is El Bosque 0177, piso 14, Las Condes, Santiago, Chile.

(5)	The business address of Mr. Carlos García Iragorri is 781 Crandon Boulevard, Apartment 1401, Key Biscayne,

(6)	The business address of Mr. Fernando Moreira Muniz is Calle 80 #78B-201, Barranquilla, Colombia.

(7)	The business address of Mr. Carlos Romero-Camacho is Calle 80 #78B-201, Barranquilla, Colombia.

(8)	The business address of Mr. Alberto Eguiguren Correa is Avenida El Bosque Norte 0177, Oficina 1102, Las Condes, Santiago, Chile.

(9)	Based on a Schedule 13D/A filed on April 16, 2025. Represents Ordinary Shares beneficially owned by Hoche Partners Pharma Holding LLC (“Hoche”), an entity controlled by Mr. Alejandro Weinstein. Includes: (i) 705,697,463 Ordinary Shares held by, or issuable to, Hoche, consisting of: (a) 626,495,816 Ordinary Shares directly held by Hoche and (b) 79,201,647 Ordinary Shares issuable to Hoche upon the exercise of a warrant at an exercise price of $0.06313 per Ordinary Share; and (ii) an aggregate of 67,333,746 Ordinary Shares held by the Sognatore Trust, the Simphony Trust and the Deseja Trust, over which such holders have granted an irrevocable proxy to Hoche to vote such Ordinary Shares, which includes 10,464,612 shares held in escrow subject to release pursuant to the terms of the Transaction Support Agreement and related escrow agreement.

(10)	Based on a Schedule 13D filed on April 28, 2025. Represents Ordinary Shares beneficially owned by, Becaril S.A. (“Becaril”), an entity that is controlled by Juan Jose Etcheverrito Oldrino and Fernando Moreira Muniz, directors of Becaril. Includes 325,109,560 Ordinary Shares held by, or issuable to, Becaril, consisting of: (i) 305,309,149 Ordinary Shares held directly by Becaril and (ii) 19,800,411 Ordinary Shares issuable to Becaril upon the exercise of a warrant at an exercise price of $0.06313 per Ordinary Share.

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION.

The Company has adopted an Executive Officer Clawback Policy, consistent with applicable SEC and Nasdaq rules. As of the date of this report, no recovery actions. The Executive Officer Clawback Policy is filed as Exhibits 97.1 to this Annual Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table shows the beneficial ownership of Ordinary Shares as of Febraury 1, 2026 by each person known to by us to be the beneficial owner of more than 5% of the Ordinary Shares. We have based percentage ownership on 2,327,240,312 Ordinary Shares outstanding as of Febraury 15, 2026.

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

Name and Address of Beneficial Owner	Number		Percentage(1)
Holders of more than five percent
Hoche Partners Pharma Holding LLC(2)	773,031,209	(8)	32.12%
Flying Fish Ventures L.P.(3)	481,542,796	(9)	20.43%
Santana S.A. (4)	170,096,318	(10)	7.28%
Becaril, S.A.(5)	325,109,560	(11)	13.85%
Chemo Project SA(6)	325,109,560	(12)	13.85%
Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A.(7)	158,403,294	(13)	6.81%

Notes:

(1)	Percentages are based on 2,327,240,31 Ordinary Shares outstanding as of February 1, 2026, plus, only with respect to such applicable stockholder, any Ordinary Shares which such holder has the right to acquire within 60 days through the exercise of any option, warrant or any other right.

(2)	The business address of Hoche Partners Pharma Holding LLC is s 255 Buffalo Way, PO Box 1905, Jackson, WY 83001, USA.

(3)	The business address of Flying Fish Ventures L.P. is Isidora Goyenechea 3642, piso 5, Las Condes, Santiago, Chile.

(4)	The business address of Santana S.A. is El Bosque Norte 0177, piso 14, Las Condes, Santiago, Chile.

(5)	The business address of Becaril S.A is Paraguay 1246, Montevideo, Uruguay.

(6)	The business address of Chemo Project S.A. is office at Via Ferruccio Pelli 17, 6900 Lugano, Switzerland.

(7)	The business address of Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A. is Avenida El Bosque Sur 130, piso 13, Las Condes, Santiago, Chile.

(8)	Based on a Schedule 13D/A filed on April 16, 2025. Represents Ordinary Shares beneficially owned by Hoche Partners Pharma Holding LLC (“Hoche”), an entity controlled by Mr. Alejandro Weinstein. Includes: (i) 705,697,463 Ordinary Shares held by, or issuable to, Hoche, consisting of: (a) 626,495,816 Ordinary Shares directly held by Hoche and (b) 79,201,647 Ordinary Shares issuable to Hoche upon the exercise of a warrant at an exercise price of $0.06313 per Ordinary Share; and (ii) an aggregate of 67,333,746 Ordinary Shares held by the Sognatore Trust, the Simphony Trust and the Deseja Trust, over which such holders have granted an irrevocable proxy to Hoche to vote such Ordinary Shares, which includes 10,464,612 shares held in escrow subject to release pursuant to the terms of the Transaction Support Agreement and related escrow agreement.

(9)	Based on a Schedule 13D filed on April 22, 2025. Represents Ordinary Shares beneficially owned by Flying Fish Ventures L.P. (“Flying Fish Ventures”), an entity that is controlled and managed by Magnolia Management GP LLC, a Delaware limited liability company, which is managed and controlled by Tomas Fernandez Mac Auliffe and Eduardo Fernandez Mac Auliffe. Includes 484,202,796 Ordinary Shares held by, or issuable to, Flying Fish Ventures, consisting of: (i) 454,875,004 Ordinary Shares held directly by Flying Fish Ventures and (ii) 29,327,792 Ordinary Shares issuable to Flying Fish Ventures upon the exercise of a warrant at an exercise price of $0.06313 per Ordinary Share.

(10)	Based on a Schedule 13D filed on April 22, 2025. Represents Ordinary Shares beneficially owned by Santana S.A. (“Santana”) and its affiliate, Saint Thomas Commercial S.A. (“ST Commercial”), each an entity that is controlled and managed by Leonidas Vial Echeverria, Chairman of Santana and ST Commercial. Includes 170,096,318 Ordinary Shares held by, or issuable to, Santana and ST Commercial, consisting of: (a) 80,341,644 Ordinary Shares held directly by Santana, (b) 79,481,644 Ordinary Shares held directly by ST Commercial, (c) 5,136,515 Ordinary Shares issuable to Santana upon the exercise of a warrant at an exercise price of $0.06313 per Ordinary Share, and (d) 5,136,515 Ordinary Shares issuable to ST Commercial upon the exercise of a warrant at an exercise price of $0.06313 per Ordinary Share.

(11)	Based on a Schedule 13D filed on April 28, 2025. Represents Ordinary Shares beneficially owned by, Becaril S.A. (“Becaril”), an entity that is controlled by Juan Jose Etcheverrito Oldrino and Fernando Moreira Muniz, directors of Becaril. Includes 325,109,560 Ordinary Shares held by, or issuable to, Becaril, consisting of: (i) 305,309,149 Ordinary Shares held directly by Becaril and (ii) 19,800,411 Ordinary Shares issuable to Becaril upon the exercise of a warrant at an exercise price of $0.06313 per Ordinary Share.

(12)	Based on a Schedule 13D filed on April 25, 2025. Represents Ordinary Shares beneficially owned by Chemo Project S.A. (“Chemo”), an entity that is controlled by Nicola C. Wicki and Hector Garcia, directors of Chemo. Includes 325,109,560 Ordinary Shares held by, or issuable to, Chemo, consisting of: (i) 305,309,149 Ordinary Shares held directly by Chemo and (ii) 19,800,411 Ordinary Shares issuable to Chemo upon the exercise of a warrant at an exercise price of $0.06313 per Ordinary Share.

(13)	Based on the Company’s shareholder register.

B. RELATED-PARTY TRANSACTIONS

We have engaged in, and we expect that we will continue to engage in, transactions with related parties, including, without limitation, the transactions described below. We believe the terms and conditions of these arrangements are generally equivalent to those which we could obtain from an unaffiliated third party, to the extent there are third parties which could provide comparable goods or services. For more information regarding our relationships and transactions with related parties, see Note 31 to our Annual Audited Consolidated Financial Statements, included elsewhere in this Annual Report.

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

The table below sets forth the entities Sofgen has engaged in related party transactions with and their relationship to Sofgen.

Related Party	Relationship to Sofgen
Promedical S.A.	A Bolivian sociedad anónima owned 50% by the Minski Family and measured as an equity method investment.

Fundación Procaps	A Colombian non-profit entity owned 100% by members of the Minski Family.

Industrias Intercaps de Venezuela, C.A.	A Venezuelan compañía anónima owned 100% by members of the Minski Family and Hoche.

Originates Inc.	A Florida corporation owned 100% by members of the Minski Family.

Gelco S.A.S.	A Colombian sociedad por acciones simplificada that is 18.75% owned by members of the Minski Family.

Gelco Gelatinas do Brasil	A Colombian sociedad por acciones simplificada that is 18.75% owned by members of the Minski Family.

Laboratorios Vivax Pharmaceutical C.A.	A Venezuelan compañía anónima owned 100% by members of the Minski Family and Hoche.

C.I. Naturmega S.A.	A Colombian sociedad anónima owned 92% by members of the Minski Family. Mostly a supplier.

Simviel S.A.S.	A Colombian sociedad por acciones simplificada owned 100% by a member of the Minski Family.

Pharma Perspectives S.A.	A Costa Rican sociedad anónima owned 100% by members of the Minski Family and Hoche.

Carlton Mega Inversiones S.A.	A Costa Rican sociedad anónima owned 100% by members of the Minski Family and Hoche.

Sognatore Trust	A trust for the benefit of certain members of the Minski Family.

Deseja Trust	A trust for the benefit of certain members of the Minski Family.

Simphony Trust	A trust for the benefit of certain members of the Minski Family.

Union Acquisition Associates II, LLC	A Florida limited liability company controlled by a member of the Board of Directors.

Palo Santo Media LLC	A Florida limited liability company owned and controlled by an immediate family member of a member of the Board of Directors.

Escala Impresores S.A.S.	A Colombian sociedad por acciones simplificada owned by a brother of the Minski Family. Mostly a supplier.

Dilcrest Assets S.A.	A Panamanian sociedad anónima owned 100% by members of the Minski Family.

Herfroze Investments Ltd.	A Panama Limited liability company owned by members of the Minski Family.

Bindermoor Overseas S.A.	A Panama company owned by members of the Minski Family.

WM Partners LP	A Florida private equity firm that is 45% owned by members of the Minski Family and 45% owned by a member of the Board of Directors.

Batley Managment	A Panama company owned by members of the Minski Family.

Hoche Partners Pharma Holding SARL	Luxembourg company and a Procaps Shareholder.

Purchase and Sale of Goods and Services and Commercial Operations

Purchase of Goods and Services

Procaps has purchased goods and services in the ordinary course of business in arm’s length transactions under market terms from several related parties. During the years ended December 31, 2024, 2023, and 2022, Procaps purchased goods and services from the following companies: (i) C.I. Naturmega S.A.; (ii) Gelco S.A.S.; (iii) Productora de Gelatina S.A.S.; (iv) Originates Inc.; (v) Simviel S.A.S.; and (vi) Productora de Gelatina Do Brazil ltda, (vii) Wm Partners, L. P.; and (viii) Escala Impesores S.A.S Such goods and services consisted primarily of the sale of refined fish oil, gelatin and other raw materials. During the years ended December 31, 2024, 2023, and 2022, Procaps has purchased a total of $22.3 million, $19.1 million, and $15.9 million million in goods and services from these companies, respectively.

Sale of Goods

Procaps has sold goods in the ordinary course of business in arm’s length transactions under market terms to several related parties. During the years ended December 31, 2024, 2023, and 2022, Procaps sold goods to the following companies: (i) C.I. Naturmega S.A., (ii) Promedical S.A, (iii) Industrias Intercaps de Venezuela C.A. and (iv) Laboratorios Vivax Pharmaceutical C.A. Such goods consisted primarily of raw materials. During the years ended December 31, 2024, 2023, and 2022, Procaps has sold a total of approximately $2.4 million, $4.5 million, and $8.0 million in goods to these companies, respectively.

Sale of Services

Procaps has sold services in the ordinary course of business in arm’s length transactions under market terms to several related parties. During the years ended December 31, 2024, 2023, and 2022, Procaps sold services to the following companies: (i) Promedical S.A.; (ii) Originest Inc,; (iii) CI Naturmega S.A. and (iV) Fundacion Procaps Such services consisted primarily of technical advisory services. During the years ended December 31, 2024, 2023, and 2022, Procaps has sold a total of approximately $531 thousand, $478 thousand, and $1.034 thousand in services to these companies, respectively.

Commercial Operations

Sofgen Pharma has conducted commercial operations in the ordinary course of business in arm’s length transactions under market terms with several related parties.

During the years ended December 31, 2024, 2023, and 2022, Sofgen Pharma maintained balances of commercial operations with the following companies, generating accounts receivables by: (i) C.I. Naturmega S.A.; (ii) Industrias Intercaps de Venezuela C.A.; (iii) Originates Inc.; (vi) Productora de Gelatina S.A.S.; (v) Pharma Perspectives S.A.; (vi) Carlton Mega Inversiones S.A.; (vii) Escala Impresores S.A. and (viii) Promedical S.A. Such commercial operations consisted primarily of back-office services, leases, technical advisory and sale of finished products and raw materials. During the years ended December 31, 2024, 2023, and 2022, Procaps generated a total of approximately $14.6 million, $13.5 million, and $14.0 million in accounts receivables owed by these companies, respectively.

During the years ended December 31, 2024, 2023, and 2022, Sofgen Pharma conducted commercial operations with the following companies, generating accounts payable to: (i) C.I. Naturmega S.A.; (ii) Fundación Procaps; (iii) Originates Inc.; (iv) Gelco S.A.S.; (v) Productora de Gelatina S.A.S.; (vi) Promedical S.A.; (viii) Escala Impresores S.A.S. and (ix) Gelco Do Brazil. Such commercial operations consisted primarily of purchase of raw materials, technical advisory and leases. During the years ended December 31, 2024, 2023, and 2022, Procaps generated a total of approximately $ 7.1 million, $8.1 million and $6.1 million in accounts payable to these companies, respectively.

Party Donations, Advances, Long-Term Receivables, Loans and Guarantees

Donations

Procaps S.A. has made donations to Fundación Procaps in the total amount of approximately $ 0.5 million, $1.14 million, and $0.8 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Advances

Procaps periodically advances payments for services to be performed by certain related parties, including Simviel S.A.S. As of December 31, 2024, no advances were made.

Accounts Payable – Transactions Identified Through Internal Investigation

During 2024, pursuant to release and settlement agreements entered into among the shareholders in November 2024, these outstanding payables were formally waived and extinguished, and accordingly were derecognized against equity.

During the years ended December 31, 2023 and 2022, the Audit of Committee of the Board of Directors and the Company conducted an exhaustive review of the Company’s financial records, which identified circumstances requiring accounting adjustments to ensure the proper presentation of the financial statements. As part of this review, adjustments were recorded to accounts payable related to advance payments and brand license agreements that had been initially recognized without the requisite supporting documentation or adequate commercial rationale. These adjustments resulted in accounts payable to the following counterparties: (i) Dilcrest Assets S.A.; (ii) Herfroze Investments Ltd.; (iii) Bindermoor Overseas S.A.; and (iv) Batley Management. The adjustments were made to preserve the integrity and accuracy of the Company’s accounting records and to enhance the transparency and reliability of its reported financial position. As a result, Procaps recorded total accounts payable to these entities of approximately $13.1 million and accounts receivable of approximately $2.1 million as of each December 31, 2023, and 2022, respectively.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s Annual Audited Consolidated Financial Statements are included in Item 18 under the heading “Financial Statements.”

Legal Proceedings

We are involved in investigations, claims, lawsuits and other proceedings arising in the ordinary course of business. These matters involve personnel and employment issues, regulatory matters, contract, administrative and tax proceedings, among others, arising in the ordinary course of business, involving total contingencies of $0.32 million as of December 31, 2024. As of December 31, 2024, our total contingencies relating to legal proceedings in which our external legal counsel has identified the risk of loss as being probable and/or for which a provision had been recorded in our Consolidated Financial Statement were: (i) $0.22 million related to labor claims, (ii) $0.10 million related to administrative and civil claims. For more information our litigation contingencies, see Note 24 to our Annual Audited Consolidated Financial Statements, included elsewhere in this Annual Report.

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

D. EMPLOYEES

As of December 31, 2024, we had approximately 4,500 full-time and temporary employees worldwide. Employees in our, Funtrition (3 employees), and Softgel (37 employees) manufacturing facilities are currently represented by industry labor union organizations, representing approximately 0.9% of our total employees.

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

The table below sets forth the approximate number of our employees by geographic region as of December 31, 2024.

	South America	Central America	North America	Total
Approximate number of employees as of December 31, 2024	3,680	699	119	4,498

The table below sets forth the approximate number of our employees by geographic region as of February 28, 2026.

	South America	Central America	North America	Total
Approximate number of employees as of July 31, 2025	3,565	622	99	4,286

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

On January 31, 2025, the Company received a letter from the Panel of Nasdaq. This letter notified the Company that the Panel determined to delist the Company’s Ordinary Shares from Nasdaq as a result of the Company’s failure to demonstrate compliance with Nasdaq Listing Rules 5250(c)(1) and 5250(c)(2) for failing to file periodic and interim financial reports with the SEC. As a result, the Company’s Ordinary Shares were suspended from trading on the Nasdaq on February 4, 2025. On July 21, 2025, Nasdaq filed a Form 25-NSE officially delisting the Company’s Ordinary Shares from Nasdaq and deregistering the Company’s Ordinary Shares under Section 12(b) of the Exchange Act.

As of the date of the filing of this Annual Report, our Ordinary Shares are traded on the OTC Expert Market under the symbol “PROCF” on an “unsolicited only” basis. Pursuant to Rule 15c2-11 under the Exchange Act, effective September 26, 2021, companies that do not make current information publicly available under the Exchange Act rules are transitioned to the OTC Expert Market. The trades on the OTC Expert Market are limited primarily to private purchases and sales among sophisticated investors with sufficient investment experience, among others. See “Risk Factors – The delisting of our Ordinary Shares from the Nasdaq Stock Market may continue to have a material adverse effect on the trading and price of our Ordinary Shares, and we cannot assure you that our Ordinary Shares will be relisted, or that once relisted, they will remain listed” for additional information related to the lack of liquidity of our securities.

B. DISTRIBUTION PLAN

Not applicable.

C. MARKETS

On January 31, 2025, the Company received a letter from the Panel of Nasdaq. This letter notified the Company that the Panel determined to delist the Company’s Ordinary Shares from Nasdaq as a result of the Company’s failure to demonstrate compliance with Nasdaq Listing Rules 5250(c)(1) and 5250(c)(2) for failing to file periodic and interim financial reports with the SEC. As a result, the Company’s Ordinary Shares were suspended from trading on the Nasdaq on February 4, 2025. On July 21, 2025, Nasdaq filed a Form 25-NSE officially delisting the Company’s Ordinary Shares from Nasdaq and deregistering the Company’s Ordinary Shares under Section 12(b) of the Exchange Act.

The Company’s Ordinary Shares have been traded on the OTC Expert Market under the symbol “PROCF” since February 4, 2025, on an “unsolicited only” basis.

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

F. DIVIDENDS AND PAYING AGENTS.

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

The Company makes its filings in electronic form under the EDGAR filing system of the SEC. Its filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at Procaps’ investor relations website at https://investor.procapsgroup.com/. Such filings and other information on its website are not incorporated by reference in this Annual Report. Interested parties may request a copy of this filing, and any other report, at no cost, by writing to the Company at the following address: Sofgen Pharma, S.A. – 9 rue de Bitbourg, L-1273, Luxembourg, Grand Duchy of Luxembourg.

1. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES REGARDING MARKET RISK

We are exposed to cash flow and earnings fluctuations as a result of certain market risks. These market risks primarily relate to changes in interest rates and foreign exchange rate changes.

Interest Rate Risk

Procaps is exposed to interest rates risk because it borrows funds under both fixed and variable rate arragmenets. Procaps manages this risk by constantly monitoring the macroeconomic variables that influence interest rates movements and to the extent possible, maintaining an appropriate combination between fixed rate and the variable rate debt financing.

At the end of each reporting period a sensitivity analysis is performed on interest rates applicable for the Company financial obligations, including those indexed to the Colombian Depósitos a Término Fijo (Fixed Term Deposit Rate, or “DTF”), the Colombian Indicador Bancario de Referencia (Indicative Benchmark Interest Rate, or “IBR”) and the Secured Overnight Financing Rate (“SOFR”) at the end of the reporting period, raising awareness of an increase or a decrease of 100 points, which represents management’s assessment of the possible reasonable change in interest rates.

For the year ended 2024, the peak in interest rates and its consequent effect on total interest expense for the year, although still immaterial, required closer monitoring of interest rate behavior. For the years ended 2023 and 2022, the impact of potential interest rate variations had been assessed as immaterial to our financial results.

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

Our suppliers may also be subject to material adverse effects as a result of high rates of inflation, including as a result of the impact on their financial conditions, changes in demand patterns, price volatility, and supply chain disruption. Any increase in the materials supplied to us by our suppliers could continue to influence on our cost of sales. Furthermore, the Company cannot completely offset increased costs due to inflation by increasing the prices of our products, because, among other things, any such increase would inherently lag behind such cost increases. Increasing prices may also adversely impact customer demand for our products.

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

Foreign Currency Exchange Risk

Due to the nature of our global operations, we are exposed to cash flow and earnings fluctuations resulting from foreign exchange-rate variation. These exposures are transactional and translational in nature. Since we manufacture and sell our products throughout the world, our foreign-currency risk is diversified. Principal drivers of this diversified foreign-exchange exposure include the Colombia Peso, Brazilian Real, and the Peruvian Soles. Approximately 39% of our revenue for the year ended December 31, 2024 was U.S. dollar denominated. Our transactional exposure arises from the purchase and sale of goods and services in currencies other than the functional currency of our operational units. The financial statements of our operations outside of the United States are measured using the local currency as the functional currency. Adjustments to translate the assets and liabilities of these foreign operations in Colombian Pesos, Brazilian Reais and the Peruvian Soles are accumulated as a component of other comprehensive income/(loss) utilizing period-end exchange rates. Foreign-currency transaction gains and losses calculated by utilizing weighted average exchange rates for the period are included in the statements of operations in other (income)/expense, net.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. DISCLOSURE CONTROLS AND PROCEDURES

Our management, under the supervision of, and with the participation of, our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and regulations promulgated thereunder) as of the end of the fiscal year covered by this Annual Report. Based on that evaluation, our CEO and CFO concluded that, as of December 31, 2024, due to the material weaknesses described below, our disclosure controls and procedures were not effective in ensuring that all information required to be disclosed by the Company in the reports filed or submitted under the Exchange Act was included.

Notwithstanding this conclusion, and despite the material weaknesses in our internal control over financial reporting, our CEO and CFO believe that the consolidated financial statements and related financial information included in this Annual Report fairly present, in all material respects, our financial condition, results of operations, and cash flows as of December 31, 2024, in conformity with International Financial Reporting Standards (IFRS).

B. MANAGEMENT’S ANNUAL ASSESSMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for Sofgen, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB. Our management, with the participation of our CEO and CFO, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on its evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024, due to the material weaknesses described below.

A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Previously Disclosed Material Weaknesses

As previously disclosed in the “Restatement Background” section in our fiscal year 2023 Form 20-F, the Audit Committee of the Board of Directors, with the assistance of independent legal and forensic accounting advisors, conducted an internal investigation into certain matters concerning the Company’s historical accounting treatment and related financial statement disclosures (the “Independent Investigation”). The Independent Investigation identified a material weakness in our internal control over financial reporting related to management override of controls, which affected the recording of related-party and third-party transactions, revenue recognition practices, and compliance with applicable laws and regulations. This material weakness primarily resulted from (i) the unauthorized and improper recording of related-party and third-party transactions and related disclosures; and (ii) the improper recognition of revenue not in accordance with the Company’s Accounting Policies and Procedures, including insufficient documentation to support revenue transactions.

The related accounting adjustments were completed and recorded in our 2023 financial statements. Personnel changes took place in 2024 and remediation activities continue with respect to certain business process controls, as well as control-environment elements associated with management override of controls (including tone at the top and accountability structures). Since these actions were in progress as of December 31, 2024, our conclusion is that the material weakness related to the Independent Investigation remains.

Additionally, since our initial public offering, we identified the following material weaknesses that continue to be unremedied: (i) our manual consolidation process, which lacks appropriate internal controls to prevent or detect material misstatements on a timely basis and to ensure that financial data recorded is complete and accurate; (ii) our information technology controls are not sufficiently designed and implemented to address certain information-technology risks; (iii) lack of sufficient accounting resources with an appropriate level of technical experience required for timely and accurate financial reporting in accordance with IFRS; (iv) lack of system controls and effective processes to ensure that all manual journal entries are properly reviewed and approved before posting to the general ledger; and (v) our controls and monitoring activities are not effective to ascertain whether the components of our internal control are present and functioning. Based on the material weaknesses identified above, the Company did not fully implement components of the COSO framework, including elements of the control environment, risk assessment, control activities, information and communication, and monitoring activities.

Remediation Efforts

Our management, including the Sarbanes-Oxley Act (SOX) Team, with the support of external advisors and under the oversight of the Audit Committee of the Board of Directors, has continued the process of working to remediate our material weaknesses. Our actions to address the material weaknesses include:

●	Findings related to the Independent Investigation. In 2024 following the conclusion of the investigation, the Company removed the Board members and executives mentioned in the Independent Investigation, renewed the Audit Committee pursuant to the decision of new shareholders, enhanced policies governing the approval and disclosure of related-party transactions, and implemented measures to strengthen revenue recognition, including modifications to sales commissions, a reassessment of revenue recognition, and the renegotiation and execution of new sales terms.

●	Manual consolidation process. During 2024, the Company continued to modify controls over the consolidation process, including the design of a structured monthly closing calendar and a detailed checklist to review completeness and consistency. However, additional controls are in the process of being implemented.

●	Information-technology controls. We modified IT general controls by designing and implementing a new access-management process during 2024, including user recertification and privilege reduction, enhancing change-management procedures (e.g., segregation of testing environments and formal approval workflows), and implementing monitoring tools to detect and log critical system activity. The internal controls related to those processes were not fully implemented as of December 31, 2024.

●	Technical accounting resources. We continue to enhance the capabilities of the finance team through targeted IFRS training across the organization, and external advisors remain engaged to support complex accounting matters.

●	Controls over manual journal entries. During 2024, management continued implementing remediation actions, including the refinement of criteria for identifying high-risk manual entries, and the continued rollout of the standardized review and approval process for manual journal entries.

●	Monitoring and oversight activities. During 2024, management review controls—including monthly analytical reviews, variance analyses, and sub-certification procedures—were performed on a periodic basis.

●	Third-party transaction controls. We developed and implemented specific controls for related-party matters, including maintenance of a comprehensive related-party registry, quarterly disclosure questionnaires, and mandatory legal and finance review for significant transactions. Transactions above predefined thresholds for related-party transactions are reviewed by the Audit Committee to ensure transparency and regulatory compliance under IFRS and SEC rules.

The implementation of these remediation measures requires validation and testing of the design and operating effectiveness of controls over a sustained period of financial reporting before we can determine that the material weaknesses have been remediated. As we continue to validate and test our internal control over financial reporting, we may determine that additional measures, or modifications to the remediation plan, are necessary. If the steps we take do not remediate the material weaknesses in a timely manner, there could continue to be a reasonable possibility that these control deficiencies, or others, could result in a material misstatement.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This Annual Report does not include an attestation report of the Company’s independent registered public accounting firm because we qualify as an emerging growth company as such term is defined in the JOBS ACT and as such, we are exempt from such attestation requirement.

D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Except for the items described above, there were no changes in our internal control over financial reporting during the year ended December 31, 2024, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See Item 6.C above under the heading “Board Practices—Board Committees—Audit Committee” of this Annual Report. Each member of our audit committee is financially literate and our Board of Directors has determined that Mr. Carlos García Iragorri qualifies as an “audit committee financial expert” as defined in applicable SEC rules, and removed from listing under Section 12(b) of the Exchange Act on July 21, 2025.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Billed by the Company’s Principal Accountant

In 2024, Deloitte & Touche S.A.S. served as the principal external auditor for the Company. Fees billed by the principal accountant in 2024, 2023 and 2022 are detailed below:

	For the Year Ended December 31
	2024	2023
	(in thousands of U.S. dollars )
Audit fees	1,735	6,303
Audit related fees	-	-
Total	1,735	6,303

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

Our audit committee has authorized all auditing and non-auditing services provided by our independent accountants during the year ended December 31, 2024 and the fees paid for such services.

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

The Board has adopted an Audit Committee Charter which includes the cybersecurity oversight as part of the Audit Committee’s responsibilities. These responsibilities with respect to cybersecurity are as follows:

●	Risk assessment and management.

●	Review with management Sofgen’ cybersecurity and other information technology risks, controls, and procedures, including Sofgen’ plans to mitigate cybersecurity risks and respond to data breaches.

Key Components of Sofgen’ cybersecurity program:

1. Risk Assessment Model:

●	Our cybersecurity policies and procedures on cyber risk management were approved and published, and also a cybersecurity strategy.

●	Our risk assessment model adheres to industry standards, quantifying cybersecurity, and technology risks.

●	Rigorous reviews, internal audits, and exercises enhance the efficacy of our information security program.

2. Governance Oversight:

●	The Audit Committee oversees annual enterprise risk assessments, including security, technology, and cybersecurity.

●	The Audit Committee ensures oversight, receiving detailed reports and updates on cybersecurity risks presented by the Compliance Leader. Cybersecurity risk reporting was performed once in 2023 and on two occasions during 2024.

3. Incident Response Plan:

●	Coordinated by the Information Security Officer and the Corporate IT & Digital Transformation Manager, our incident response plan undergoes periodic testing for resilience by expert cybersecurity companies. The internal cybersecurity team includes experts in cybersecurity, IT infrastructure management and incident response. Additionally, we have external cybersecurity experts to perform IT security testing and to support any cybersecurity requirement, including incident response activities.

●	Cybersecurity governance is seamlessly integrated into risk management processes.

4. Collaborative Approach:

●	Collaborative efforts with internal cybersecurity specialists and cybersecurity advisory services are made to ensure a holistic approach to identifying and managing material cybersecurity threats.

●	Semi-annual updates to the Audit Committee are made by the Compliance area to contribute to a proactive stance on cybersecurity.

Operational Measures:

1. Security Protocols:

●	Oversight by our Information Security Officer ensures a program addressing security breaches and cyberattacks.

●	Adherence to industry best practices, such as the NIST Cybersecurity Framework, guides our information security management.

2. Continuous Vigilance:

●	Ongoing vulnerability analyses, and internal/external testing maintain continuous prevention approach.

●	Procaps S.A. has an external Security Operations Center (SOC) service, in order to improve the ability to foresee and identify attack trends in its information technology infrastructure, the service includes the monitoring of our reputation on the Internet.

●	While there were cyber-attack attempts during 2023, all reported events were controlled and there were no material effects on processes, equipment, products, services, customer or supplier relationships, competitive conditions, or critical information. Procaps S.A. does not have any ongoing proceedings related to cyber breaches.

3. General Risk Management:

●	Our General Risk Management program comprehensively addresses material risks, including those related to cybersecurity.

●	Collaboration with multidisciplinary teams contributes to effective cybersecurity measures.

4. Vendor Management:

●	Robust vendor management processes enhance our cybersecurity resilience. We enforce through the contracts signed with third parties, the compliance with our cybersecurity policies and IT general controls.

●	Engaging third parties for cybersecurity support ensures a resilient cybersecurity strategy.

5. Business Resilience:

●	Procaps S.A. has a Disaster Recovery Plan (DRP) that undergoes annual testing.

●	Procaps S.A. is currently in the process of outlining a Business Continuity Plan (BCP).

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

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

(1)	Financial Statements

Sofgen Pharma S.A. and subsidiaries (The Group)

Consolidated Financial Statements for the years ended December 31, 2024, December 31, 2023 and December 31, 2022

ITEM 19. EXHIBITS

(b)	List of Exhibits

The following exhibits are filed or incorporated by reference as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Association of Sofgen Pharma, S.A., dated as of September 28, 2021 (incorporated by reference to Exhibit 1.1 to Sofgen Pharma, S.A.’s Form 20-F, File No. 001-40851, filed with the SEC on September 30, 2021).
2.1	Specimen Warrant Certificate of Sofgen Pharma, S.A. (incorporated by reference to Exhibit A of Exhibit 4.4 to Sofgen Pharma, S.A.’s Registration Statement on Form F-4/A filed August 17, 2021 (file no. 333-257222)).
2.2	Warrant Agreement, dated October 17, 2019, by and between Union Acquisition Corp. II and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Union Acquisition Corp. II’s Form 8-K, File No. 001-39089, filed with the SEC on October 21, 2019).
2.3	Assignment, Assumption and Amendment Agreement with respect to the Warrant Agreement between Union Acquisition Corp. II, Sofgen Pharma, S.A. and Continental Stock Transfer & Trust Company, dated as of September 29, 2021 (incorporated by reference to Exhibit 2.5 to Sofgen Pharma, S.A.’s Form 20-F, File No. 001-40851, filed with the SEC on September 30, 2021).
2.4	Description of Securities (incorporated by reference to Exhibit 2.5 to Sofgen Pharma, S.A.’s Amendment No. 1 to Form 20-F, filed with the SEC on May 19, 2022).
4.1#	Business Combination Agreement, dated as of March 31, 2021, by and among Union Acquisition Corp. II, Crynssen Pharma Group Limited, Sofgen Pharma, S.A. and OZLEM Limited (incorporated by reference to Exhibit 2.1 to Union Acquisition Corp. II’s Form 8-K/A, File No. 001-39089, filed with the SEC on April 2, 2021).
4.2#	Amendment No. 1 to Business Combination Agreement, dated as of September 29, 2021, by and among Union Acquisition Corp. II, Crynssen Pharma Group Limited, Sofgen Pharma, S.A. and OZLEM Limited (incorporated by reference to Exhibit 4.2 to Sofgen Pharma, S.A.’s Form 20-F, File No. 001-40851, filed with the SEC on September 30, 2021).
4.3	Form of Contribution and Exchange Agreement (incorporated by reference to Exhibit 10.1 to Union Acquisition Corp. II’s Form 8-K/A, File No. 001-39089, filed with the SEC on April 2, 2021).
4.4	Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 to Union Acquisition Corp. II’s Form 8-K/A, File No. 001-39089, filed with the SEC on April 2, 2021).
4.5	Transaction Support Agreement, dated as of March 31, 2021 by and between Crynssen Pharma Group Limited, Sofgen Pharma, S.A., Union Group International Holdings Limited, Union Acquisition Associates II, LLC, Union Acquisition Corp. II and investors in Union Acquisition Corp. II and Crynssen Pharma Group Limited (incorporated by reference to Exhibit 10.3 to Union Acquisition Corp. II’s Form 8-K/A, File No. 001-39089, filed with the SEC on April 2, 2021).
4.6	Registration Rights and Lock-Up Agreement, dated September 29, 2021, by and between Sofgen Pharma, S.A., Union Group International Holdings Limited, Union Acquisition Associates II, LLC and the persons and entities listed on Exhibit A thereto (incorporated by reference to Exhibit 4.7 to Sofgen Pharma, S.A.’s Form 20-F, File No. 001-40851, filed with the SEC on September 30, 2021).
4.7	Nomination Agreement, dated September 29, 2021, by and between Sofgen Pharma, S.A., Union Group International Holdings Limited, Union Acquisition Associates II, LLC, and the persons and entities listed on Exhibit A thereto (incorporated by reference to Exhibit 4.8 to Sofgen Pharma, S.A.’s Form 20-F, File No. 001-40851, filed with the SEC on September 30, 2021).
4.8	Share Forfeiture Agreement, dated as of September 29, 2021, by and among Union Acquisition Corp. II, Crynssen Pharma Group Limited, Sofgen Pharma, S.A., Union Acquisition Associates II, LLC and Union Group International Holdings Limited (incorporated by reference to Exhibit 4.9 to Sofgen Pharma, S.A.’s Form 20-F, File No. 001-40851, filed with the SEC on September 30, 2021).
4.9	Credit Agreement (English Translation), dated November 20, 2018, by and among Procaps S.A, the Co-Obligors named therein, the Guarantors named therein, the Creditors named therein and Fiduciaria Bancolombia S.A. as Management Agent (incorporated by reference to Exhibit 4.9 to Procaps Group, S.A.'s Form 20-F filed with the SEC on September 3, 2025).
4.10	Amendment No. 1 to Credit Agreement (English Translation), dated December 12, 2018, by and among Procaps S.A, the Co-Obligors named therein, the Guarantors named therein, the Creditors named therein and Fiduciaria Bancolombia S.A. as Management Agent (incorporated by reference to Exhibit 4.10 to Procaps Group, S.A.'s Form 20-F filed with the SEC on September 3, 2025).

4.11	Amendment No. 2 to Credit Agreement (English Translation), dated June 15, 2020, by and among Procaps S.A, the Co-Obligors named therein, the Guarantors named therein, the Creditors named therein and Fiduciaria Bancolombia S.A. as Management Agent (incorporated by reference to Exhibit 4.11 to Procaps Group, S.A.'s Form 20-F filed with the SEC on September 3, 2025).
4.12#	Note Purchase and Guarantee Agreement, dated November 5, 2021 by and among Procaps S.A., Sofgen Pharma, S.A., the subsidiary guarantors listed on Annex A thereto, Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Healthspring Life & Health Insurance Company, Inc. and Cigna Health and Life Insurance Company. (incorporated by reference to Exhibit 4.1 to Sofgen Pharma, S.A.’s Form 6-K filed with the SEC on November 4, 2022).
4.13	First Amendment to Note Purchase and Guarantee Agreement, dated as of January 12, 2022, by and among Procaps S.A., Sofgen Pharma, S.A., the subsidiary guarantors listed on Annex A thereto, Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Healthspring Life & Health Insurance Company, Inc. and Cigna Health and Life Insurance Company. (incorporated by reference to Exhibit 4.2 to Sofgen Pharma, S.A.’s Form 6-K filed with the SEC on November 4, 2022).
4.14	Second Amendment to Note Purchase and Guarantee Agreement, dated as of February 28, 2022, by and among Procaps S.A., Sofgen Pharma, S.A., the subsidiary guarantors listed on Annex A thereto, Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Healthspring Life & Health Insurance Company, Inc. and Cigna Health and Life Insurance Company. (incorporated by reference to Exhibit 4.3 to Sofgen Pharma, S.A.’s Form 6-K filed with the SEC on November 4, 2022).
4.15	Waiver and Third Amendment to Note Purchase and Guarantee Agreement, dated as of November 1, 2022, by and among Procaps S.A., Sofgen Pharma, S.A., the subsidiary guarantors listed on Annex A thereto, Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Healthspring Life & Health Insurance Company, Inc. and Cigna Health and Life Insurance Company. (incorporated by reference to Exhibit 4.4 to Sofgen Pharma, S.A.’s Form 6-K filed with the SEC on November 4, 2022).
4.16	Credit Agreement entered into as of October 11, 2022, by and among Sofgen Pharma, S.A., each guarantor from time to time party thereto, each lender from time to time party thereto, The Bank of New York Mellon, as administrative agent and collateral agent for the lenders, and BofA Securities, Inc., JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc., as the joint lead arrangers and bookrunners. (incorporated by reference to Exhibit 10.1 to Sofgen Pharma, S.A.’s Form 6-K filed with the SEC on November 4, 2022).
4.17	Syndicated Loan Waiver Agreement (English Translation), dated May 2, 2023, by and among, Procaps S.A., the subsidiary co-obligors and guarantors named therein, the lenders named therein and Fiduciaria Bancolombia S.A., as administrative agent (incorporated by reference to Exhibit 4.17 to Procaps Group, S.A.’s Form 20-F filed with the SEC on May 12, 2023).
4.18	NPA Waiver Agreement, dated March 31, 2023, by and among, the Company, Procaps S.A., the subsidiary guarantors named therein and the Noteholders. (incorporated by reference to Exhibit 4.18 to Sofgen Pharma, S.A.’s Form 20-F filed with the SEC on May 12, 2023).
4.19	Credit Agreement, dated August 16, 2023, by and among Procaps, S.A., Sofgen Pharma, S.A., the subsidiary guarantors thereto, Bancolombia S.A. and Banco Davivienda S.A. (incorporated by reference to Exhibit 99.1 to Procaps Group, S.A.’s Form 6-K filed with the SEC on August 21, 2023).
4.20	Waiver Agreement, dated as of December 29, 2023, by and among, Sofgen Pharma, S.A., Procaps S.A., the subsidiary guarantors named thereto, The Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Healthspring Life & Health Insurance Company, INC, and Cigna Health, and Life Insurance Company (incorporated by reference to Exhibit 4.20 to Procaps Group, S.A.'s Form 20-F filed with the SEC on September 3, 2025).
4.21	Credit Agreement (exhibit 4.20) December Waiver (incorporated by reference to Exhibit 4.21 to Procaps Group, S.A.’s Form 20-F filed with the SEC on September 3, 2025).
4.22	Waiver and Fourth Amendment to Note Purchase and Guarantee Agreement, dated March 29, 2024, by and among Sofgen Pharma, S.A., Procaps S.A., the subsidiary guarantors named thereto, The Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Healthspring Life & Health Insurance Company, INC, and Cigna Health, and Life Insurance Company (incorporated by reference to Exhibit 4.22 to Procaps Group, S.A.'s Form 20-F filed with the SEC on September 3, 2025).
4.23	Credit Agreement March Waiver (incorporated by reference to Exhibit 4.23 to Procaps Group, S.A.'s Form 20-F filed with the SEC on September 3, 2025).
4.24	Secured Convertible Note Subscription Agreement, dated as of November 29, 2024, by and between the Company and Hoche (incorporated by reference to Exhibit 99.1 to Sofgen Pharma, S.A.’s Form 6-K filed with the SEC on December 3, 2024).
4.25	Secured Convertible Note, dated as of November 29, 2024, by the Company in favor of Hoche (incorporated by reference to Exhibit 99.2 to Sofgen Pharma, S.A.’s Form 6-K filed with the SEC on December 3, 2024).
4.26	Share Pledge Agreement, dated as of November 29, 2024, by and among the Company, Hoche and Crynssen (incorporated by reference to Exhibit 99.3 to Sofgen Pharma, S.A.’s Form 6-K filed with the SEC on December 3, 2024).
4.27	Form of Warrant to be issued to Hoche (incorporated by reference to Exhibit 99.4 to Sofgen Pharma, S.A.’s Form 6-K filed with the SEC on December 3, 2024).
4.28	Subscription Agreement, dated as of April 3, 2025, by and among Sofgen Pharma, S.A., Chemo Project SA and Becaril S.A. (incorporated by reference to Exhibit 10.1 to Sofgen Pharma, S.A.’s Form 6-K filed with the SEC on April 14, 2025).
4.29	Subscription Agreement, dated as of April 3, 2025, by and among Sofgen Pharma, S.A., Flying Fish Ventures L.P, Saint Thomas Commercial S.A. and Santana S.A. (incorporated by reference to Exhibit 10.2 to Sofgen Pharma, S.A.’s Form 6-K filed with the SEC on April 14, 2025).
4.30	Subscription Agreement, dated as of April 3, 2025, by and among Sofgen Pharma, S.A. and Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A. (incorporated by reference to Exhibit 10.3 to Sofgen Pharma, S.A.’s Form 6-K filed with the SEC on April 14, 2025).

4.31	Subscription Agreement, dated as of April 3, 2025, by and among Sofgen Pharma, S.A. and BTG Pactual Chile S.A. Corredores de Bolsa (incorporated by reference to Exhibit 10.4 to Sofgen Pharma, S.A.’s Form 6-K filed with the SEC on April 14, 2025).
4.32	Subscription Agreement, dated as of April 3, 2025, by and among Sofgen Pharma, S.A. and Regina International LP (incorporated by reference to Exhibit 10.5 to Sofgen Pharma, S.A.’s Form 6-K filed with the SEC on April 14, 2025).
4.33	Subscription Agreement, dated as of April 3, 2025, by and among Sofgen Pharma, S.A. and Corales, LLC (incorporated by reference to Exhibit 10.6 to Sofgen Pharma, S.A.’s Form 6-K filed with the SEC on April 14, 2025).
4.34	Amendment No 1., dated as of April 3, 2025, to the Secured Convertible Note Subscription Agreement, dated November 29, 2024 (incorporated by reference to Exhibit 10.7 to Sofgen Pharma, S.A.’s Form 6-K filed with the SEC on April 14, 2025).
4.35	Form of Warrant (incorporated by reference to Exhibit 10.8 to Sofgen Pharma, S.A.’s Form 6-K filed with the SEC on April 14, 2025).
4.36	Subscription and Conversion Agreement, dated as of April 9, 2025, by and between Sofgen Pharma, S.A. and Hoche Partners Pharma Holdings S.A. (incorporated by reference to Exhibit 10.9 to Sofgen Pharma, S.A.’s Form 6-K filed with the SEC on April 14, 2025).
4.37	Subscription and Conversion Agreement, dated as of April 9, 2025, by and between Sofgen Pharma, S.A., Chemo Project SA and Becaril S.A. (incorporated by reference to Exhibit 10.10 to Sofgen Pharma, S.A.’s Form 6-K filed with the SEC on April 14, 2025).
4.38	Subscription and Conversion Agreement, dated as of April 9, 2025, by and between Sofgen Pharma, S.A., Flying Fish Ventures L.P, Saint Thomas Commercial S.A. and Santana S.A. (incorporated by reference to Exhibit 10.11 to Sofgen Pharma, S.A.’s Form 6-K filed with the SEC on April 14, 2025).
4.39	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.12 to Sofgen Pharma, S.A.’s Form 6-K filed with the SEC on April 14, 2025).
4.40	Amended and Restated Note Purchase and Guarantee Agreement, dated April 9, 2025 (incorporated by reference to Exhibit 10.13 to Sofgen Pharma, S.A.’s Form 6-K filed with the SEC on April 14, 2025).
4.41	Pari Passu Intercreditor Agreement, dated as of April 9, 2025 (incorporated by reference to Exhibit 10.14 to Sofgen Pharma, S.A.’s Form 6-K filed with the SEC on April 14, 2025).
8.1*	List of Subsidiaries.
11.1	Procaps Group, S.A. Insider Trading Policy (incorporated by reference to Exhibit 11.1 to Procaps Group S.A’s Form 20-F for the year ended December 31, 2023).
12.1*	Certification of Melissa Angelini, Interim Chief Executive Officer of Procaps, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2*	Certification of Daniel Bernal, Interim Chief Financial Officer of Procaps, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1**	Certification of Melissa Angelini, Interim Chief Executive Officer of Procaps, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2**	Certification of Daniel Bernal, Interim Chief Financial Officer of Procaps, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
97.1	Procaps Group, S.A. Executive Officer Clawback Policy (incorporated by reference to Exhibit 97.1 to Procaps Group, S.A.'s Form 20-F filed with the SEC on September 3, 2025).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

##	Management contract or compensation plan or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PROCAPS GROUP S.A.

	By:	/s/ Melissa Angelini
	Name:	Melissa Angelini
	Title:	Interim Chief Executive Officer

Dated: March 16, 2026

Sofgen Pharma S.A., and subsidiaries (The Group)

Consolidated Financial Statements for the years ended December 31, 2024, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Sofgen Pharma, S.A. (formerly known as Procaps Group S.A)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Sofgen Pharma, S.A. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the financial statements, the Company was not in compliance with certain loan covenants and lacks sufficient capital to repay the related obligations in the event the lenders exercise their right to accelerated payment, and it is also experiencing difficulty generating sufficient cash flows to meet its obligations. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ Deloitte & Touche S.A.S.

Bogota, Colombia

March 16, 2026

We have served as the Company’s auditor since 2013.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2024, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

		For the year ended December 31
	Notes	2024	2023	2022
Revenue	7	$373,795	$423,748	$403,203
Cost of sales		(182,316)	(185,772)	(168,075)
Gross profit		191,479	237,976	235,128

Sales and marketing expenses		(100,082)	(95,068)	(93,007)
Administrative expenses		(122,970)	(98,279)	(104,686)
Other (expenses) income, net	9	(22,413)	27,454	(27,622)
Operating (loss) profit		(53,986)	72,083	9,813
Finance income		14,922	19,724	74,087
Finance expense		(45,523)	(45,847)	(36,161)
Net finance (expense) income	10	(30,601)	(26,123)	37,926
(Loss) profit before tax		(84,587)	45,960	47,739

Income tax benefit (expense)	11	16,287	(5,617)	(11,613)
(Loss) profit for the year		$(68,300)	$40,343	$36,126

(Loss) profit for the year attributable to:
Owners of the parent company		(68,300)	40,343	36,126
Non-controlling interests		-	-	-

(Loss) earnings per share:
Basic and diluted, (loss) earnings per share for the year attributable to ordinary equity holders of the Company (USD)	27	(0.68)	0.40	0.36

The accompanying notes are an integral part of these Consolidated Financial Statements.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2024, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

		For the year ended December 31
	Notes	2024	2023	2022
(Loss) profit for the year		$(68,300)	$40,343	$36,126

Other comprehensive (loss) income
Items that will not be reclassified to profit or loss:
Remeasurement of net defined benefit liability		(330)	244	(222)
Income tax (expense) benefit relating to items that will not be reclassified subsequently to profit or loss		(133)	85	107
Net of Tax		(463)	329	(115)
Items that will be reclassified subsequently to profit or loss:
Foreign currency exchange differences on translation of foreign operations		(150)	1,182	(3,377)
Net investment hedge	29	-	(3,670)	-
Other comprehensive loss for the year, net of tax		(613)	(2,159)	(3,492)
Total comprehensive (loss) income for the year		$(68,913)	$38,184	$32,634

Total comprehensive (loss) income for the year attributable to:
Owners of the parent company		(68,913)	38,193	32,631
Non-controlling interests		-	(9)	3

The accompanying notes are an integral part of these Consolidated Financial Statements.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Consolidated Statement of Financial Position

As of December 31, 2024, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

		As of December 31
	Notes	2024	2023
Assets
Non-current assets
Property, plant and equipment, net	14	93,719	90,982
Right-of-use assets, net	15	40,348	46,659
Intangible assets, net	13	30,312	42,870
Investments in joint ventures	16	1,535	2,028
Other financial assets		184	2,186
Deferred tax assets, net	22	28,260	10,475
Other non-financial assets		589	1,654
Total non-current assets		$194,947	$196,854
Current assets
Cash and cash equivalents	19	30,317	17,514
Trade and other receivables, net	18	78,318	124,854
Inventories, net	17	76,542	101,825
Amounts owed by related parties, net	31	3,107	3,908
Current tax assets	11	21,825	18,323
Other non-financial assets		6,025	2,911
Other financial assets		-	6,310
		216,134	275,645
Assets classified as held for sale		612	-
Total current assets		$216,746	$275,645

Total assets		$411,693	$472,499

Liabilities and Shareholders’ Equity (Deficit)
(Deficit) Equity
Share capital	26	1,011	1,011
Share premium account	26	392,851	375,493
Secured convertible note	21	186	-
Other reserves	26.2	57,092	50,238
Accumulated deficit		(471,422)	(396,286)
Accumulated other comprehensive loss		(30,859)	(30,246)
(Deficit) equity attributable to owners of the parent		$(51,141)	$210
Non-controlling interest		(946)	(946)
Total deficit		$(52,087)	$(736)
Non-Current liabilities
Borrowings	20	41,407	31,114
Deferred tax liabilities, net	22	693	2,485
Other financial liabilities		1,228	1,605
Employee benefits	23	4,528	4,464
Total non-current liabilities		$47,856	$39,668
Current liabilities
Borrowings	20	226,559	268,389
Secured convertible note	21	38,747	-
Hedging derivative financial instruments		-	1,792
Trade and other payables	24	106,991	93,063
Amounts owed to related parties	31	7,155	21,233
Current tax liabilities	11	6,705	7,819
Provisions	25	316	142
Employee benefits	23	10,098	8,305
Warrant liabilities	28	967	3,039
Shares held in escrow	29	16,231	28,877
Other non-financial liabilities		2,155	908
Total current liabilities		$415,924	$433,567
Total liabilities and shareholders’ equity (deficit)		$411,693	$472,499

The accompanying notes are an integral part of these Consolidated Financial Statements.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Consolidated Statement of Changes in Equity (Deficit)

For the years ended December 31, 2024, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

	Attributable to equity holders of the Company
	Share Capital	Share premium account	Secured convertible note	Other reserves [2]	Accumulated deficit	Accumulated other comprehensive loss	Total	Non-controlling interest	Total equity (deficit)
Balance as of January 1, 2022	$1,011	$377,677	-	$42,749	$(465,891)	$(24,595)	$(69,049)	$(940)	$(69,989)
Profit for the year	-	-	-	-	36,126	-	36,126	-	36,126
Transfer to reserves	-	-	-	2,994	(2,994)	-	-	-	-
Other comprehensive loss for the year	-	-	-	-	-	(3,495)	(3,495)	3	(3,492)
Non-controlling interest	-	-	-	-	-	3	3	-	3
Other	-	-	-	-	218	-	218	-	218
Balance as of December 31, 2022	$1,011	$377,677	-	$45,743	$(432,541)	$(28,087)	$(36,197)	$(937)	$(37,134)
Profit for the year	-	-	-	-	40,343	-	40,343	-	40,343
Transfer to reserves	-	-	-	4,495	(4,495)	-	-	-	-
Other comprehensive loss for the year	-	-	-	-	-	(2,150)	(2,150)	(9)	(2,159)
Non-controlling interest	-	-	-	-	-	(9)	(9)	-	(9)
Treasury shares acquired[1]	-	(2,184)	-	-	-	-	(2,184)	-	(2,184)
Other	-	-	-	-	407	-	407	-	407
Balance as of December 31, 2023	$1,011	$375,493	-	$50,238	$(396,286)	$(30,246)	$210	$(946)	$(736)
Loss for the year	-	-	-	-	(68,300)	-	(68,300)	-	(68,300)
Transfer to reserves	-	-	-	6,854	(6,854)	-	-	-	-
Other comprehensive loss for the year	-	-	-	-	-	(613)	(613)	-	(613)
Treasury shares acquired[1]	-	(823)	-	-	-	-	(823)	-	(823)
Effect of Master Termination and Release Agreement[3]	-	18,161	-	-	-	-	18,161	-	18,161
Recognition of equity component of secured convertible note	-	-	186	-	-	-	186	-	186
Other	-	20	-	-	18	-	38	-	38
Balance as of December 31, 2024	$1,011	$392,851	$186	$57,092	$(471,422)	$(30,859)	$(51,141)	$(946)	$(52,087)

[1]	Comprises the cost of the Company’s shares acquired by the Group. As of December 31, 2024, the Group held $839,207 of the Company’s Ordinary Shares.
[2]	Includes the appropriate values from net income to comply with legal provisions related to asset protection according to applicable jurisdictions with cumulative earnings.
[3]	This amount is comprised by $13,090 of capitalization of certain liabilities with related parties according to the Master Termination and Release Agreement, see to Note 31. Related party transactions; and $5,071 of capitalization of a certain promissory note under the Contribution and Cancellation of Junior Unsecured Subordinated Promissory Note issued in 2024.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Consolidated Statement of Cash Flows

For the years ended December 31, 2024, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

		For the year ended December 31
	Notes	2024	2023	2022
Operating activities
(Loss) profit for the year		$(68,300)	$40,343	$36,126
Adjustments to reconcile net (loss) profit with cash flow from operating activities before changes in working capital:
Depreciation of property, plant and equipment	14	6,970	5,781	5,656
Depreciation of right-of-use assets	15	6,366	6,170	6,255
Amortization of intangibles	13	6,709	6,243	4,933
Income tax (benefit) expense, net	11	(16,287)	5,617	11,613
Finance expense (income)	10	28,775	21,128	(37,926)
Unrealized net foreign currency exchange difference		20,309	(24,869)	1,652
Share of result of joint ventures		493	(503)	919
Net (gain) loss on sale of property, plant and equipment	14	25	560	450
Net loss on sale or disposal of intangibles	13	5,218	56	187
Impairment loss on property, plant and equipment	14	-	6,723	4,689
Impairment loss on right-of-use assets	15	-	374	356
Impairment loss on intangible assets	13	1,983	859	135
Impairment loss on goodwill	12	-	5,791	838
Inventory provision	17	16,574	12,132	6,332
Expected credit loss	18	3,358	2,931	2,673
Provisions	24	595	91	43
Cash flow from operating activities before changes in working capital		12,788	89,427	44,931

Changes in working capital:
Trade and other receivables, net		35,557	(5,570)	(10,799)
Amounts owed by related parties		938	2,284	470
Inventories, net		(2,384)	6,591	(34,109)
Current taxes assets		(3,502)	2,864	895
Other current assets		2,744	1,433	-
Trade and other payables		38,383	32,511	(29,997)
Amounts owed to related parties		1,378	3,271	49,180
Current taxes liabilities		6,052	(6,507)	(6,708)
Employee benefits and other liabilities		4,253	(8,034)	7,062
Provisions	24	(388)	(101)	(416)
Other financial assets		2,002	(7,626)	143
Other assets		1,064	2,560	2,206
Cash generated from operations		98,885	113,103	22,858

Income tax paid		(10,456)	(5,468)	(7,308)
Cash flow provided by operating activities		$88,429	$107,635	$15,550

Investing activities

Acquisition of property, plant and equipment and acquisition of right of use assets	14	(19,375)	(20,331)	(23,157)
Proceeds from sale of property, plant and equipment		43	-	1,681
Acquisition and development of intangibles	13	(5,635)	(12,462)	(10,963)
Proceeds from related parties	31	-	42	61
Payment of hedging derivative financial instruments		(1,792)	(1,878)	-
Cash flow used in investing activities		$(26,759)	$(34,629)	$(32,378)

Financing activities
Proceeds from borrowings	20	81,679	83,253	136,257
Payments of borrowings	20	(135,620)	(137,955)	(124,916)
Proceeds from secured convertible note	21	38,614	-	-
Advances from related parties	31	-	-	61
Payments to related parties	31	-	-	(7,191)
Proceeds from loans with related parties	31	5,000	-	-
Interest paid on borrowings		(33,556)	(34,832)	(10,028)
Payment of lease liabilities	20	(5,697)	(5,992)	(6,679)
Repurchase of treasury shares		(822)	(2,184)	-
Other distributions		-	(120)	(300)
Cash flow used in financing activities		$(50,402)	$(97,830)	$(12,796)

Net increase (decrease) in cash		11,268	(24,824)	(29,624)
Cash and cash equivalents at beginning of the year		17,514	43,003	72,112
Effect of foreign currency exchange rate changes		1,535	(665)	515
Cash and cash equivalents at end of the year		$30,317	$17,514	$43,003
Non-cash financing and investing activities [1]		$64,032	$60,165	$50,897

[1]	For the year ended December 31, 2024, non-cash investing and financing activities include new lease liabilities $ 3,849 (December 31, 2023: $2,574, December 31, 2022: $12,647), interest capitalization on property, plant and equipment under IAS 23 $1,354 (December 31, 2023: $912, 2022: $196), invoices from suppliers financed via reverse factoring classified as Borrowings $40,739 (December 31, 2023: $47,161, December 31, 2022: $32,358), capitalization of certain liabilities with related parties $18,090 (December 31, 2023: $0, December 31, 2022: $0) and derivative financial liabilities $0 (December 31, 2023: $1,792, December 31, 2022: $0).

The accompanying notes are an integral part of these Consolidated Financial Statements.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Note 1. General Company Information

Sofgen Pharma, S.A., (formerly known as Procaps Group S.A.) (the “Company”), a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg and its subsidiaries (collectively, the “Group”) primarily engages in developing, producing and marketing pharmaceutical solutions. Further information about the Group’s business activities, reportable segments and related party relationships is included in Note 7. Revenue, Note 8. Segment reporting and Note 31. Related party transactions, respectively.

The Group’s principal subsidiaries as of December 31,2024 and December 31, 2023 are set out below. Unless otherwise stated, they have share capital consisting solely of Ordinary Shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

	Place of business/ country of	Ownership interest held by the Group
Name of entity	incorporation	2024	2023	Principal activities
Procaps S.A.	Colombia	100%	100%	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products.
C.I. Procaps S.A.	Colombia	100%	100%	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products.
Procaps S.A. de C.V	El Salvador	100%	100%	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products.
Softcaps - Colbras	Brazil	100%	100%	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products.
Diabetrics Healthcare S.A.S.	Colombia	100%	100%	Diabetes solutions and chronic disease management tool.

There are no significant restrictions on the ability of the Group to access or use assets and settle liabilities.

The Consolidated Financial Statements of the Group for the years ended December 31, 2024, December 31, 2023 and December 31, 2022 comprise the Group and its interest in joint ventures, investments and operations. The Group prepares and publishes its Consolidated Financial Statements in United States Dollars (“USD”), and the numbers are rounded to the thousands of USD unless otherwise stated. Foreign operations are included in accordance with the policies set out in Note 2.2. Functional and reporting currency.

The Consolidated Financial Statements were authorized for issue by the Group’s Audit Committee on March 13, 2026.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Emerging Growth Company Status

Sofgen Pharma, S.A.. is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The Group will remain an emerging growth company until the earliest of:

●	The last day of the first fiscal year (a) following the fifth anniversary of a public equity offering, (b) in which its annual gross revenue totals at least $1,235 billion or (c) when the Group is deemed to be a large accelerated filer, which means the market value of the Group’s Ordinary Shares held by non-affiliates exceeds $700 million as of the prior June 30th; and

●	The date on which the Group has issued more than $1,000 billion in non-convertible debt securities during the prior three-year period.

Ongoing Military Operation in Ukraine and Related Sanctions

The ongoing military conflict in Ukraine and the international sanctions imposed on the Russian Federation continue to disrupt international commerce and the global economy. In 2023, a subsidiary of the Group located in Colombia entered into an ordinary, arm’s-length commercial agreement with a Russian entity and commenced the sale and shipment of products to Russia. These transactions are permissible under the current United States sanctions against Russia, as established by the Office of Foreign Assets Control (“OFAC”).

During 2024, the Group continued to engage in such transactions, which represented less than 1% of the Group’s consolidated net sales for the year ended December 31, 2024. The Group does not hold investments or assets in Russia and, prior to initiating these transactions, performed a compliance due diligence review. As of December 31, 2024, management reassessed the risks associated with these operations and concluded that no financial or other risks were identified.

The Group does not have any additional direct exposure to Ukraine, Russia or Belarus, as it does not maintain operations or sales in those jurisdictions. Management will, however, continue to closely monitor the development and implementation of new U.S. restrictions or prohibitions relating to transactions with Russia.

Note 2. Basis of preparation and accounting

The Consolidated Financial Statements of the Group for the years ended December 31,2024, December 31, 2023 and December 31, 2022 have been prepared on a going concern basis in accordance with IFRS Accounting Standards as issued by the International Accounting Standard Board (“IASB”).

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

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

The Consolidated Statement of Financial Position has been prepared based on the nature of the Group’s operations, distinguishing: (a) current assets from non-current assets, where current assets are assets that should be realized, sold or used during the normal operating cycle, the assets are held primarily for the purpose of trading, or the assets owned with the aim of being sold in the short term (within 12 months); (b) current liabilities from non-current liabilities, where current liabilities are liabilities that should be paid during the normal operating cycle, the liability is held primarily for the purpose of trading, the liability is due to be settled within twelve months after the reporting period, or it does not have the unconditional. The Consolidated Statement of Cash Flows has been prepared using the indirect method.

The Consolidated Financial Statements present comparative information in respect of the previous periods, December 31, 2023 and December 31, 2022 for Consolidated Statement of Profit or Loss and Other Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows and related notes. Foreign operations are included in accordance with the policies set out in Note 2.2. Functional and reporting currency.

The accounting policies set out in Note 3. Material information on accounting policies have been applied in preparing the Consolidated Financial Statements for the year ended December 31, 2024, and the comparative information presented for the years ended December 31, 2023 and December 31, 2022.

The Group has applied accounting judgments, estimates and significant accounting assumptions described in Note 4.1. Critical accounting judgements in preparing the Consolidated Financial Statements.

Note 2.1. Going concern

Management identified the following events and conditions which cast significant doubt on the Group’s ability to continue as a going concern:

Financial debt

As of December 31, 2024, the Group was in breach of certain of the covenants included under the Club Deal Credit Agreement, Note Purchase Agreement (“NPA”) and BTG agreements. Refer to Note 20. Borrowings for further details regarding the breach of each covenant. Although none of the lenders declared an event of default under the applicable agreements, these breaches resulted in the lenders having the right to require immediate repayment of the applicable indebtedness and as a result, the Group has classified the respective indebtedness, amounting to $164 million in the aggregate, to short term debt in current liabilities.

In 2024, Club Deal, NPA and BTG included payment commitments, of which $18.6 million corresponding to Q1 2024 and Q2 2024 were duly settled. However, in Q3 2024, the Group experienced an adverse liquidity situation that resulted in a missed payment of $18.7 million. In response, the Group initiated a debt renegotiation process, under which its outstanding obligations were categorized as follows:

●	Categories 1, 2, and 3 (Refer to Note 20. Borrowings for further details) comprise the so-called financial debt, amounting to approximately USD 28.3 million. The restructuring of this debt was finalized in December 2024, with payment commitments as follows: monthly installments during 2026 (Category 1); a single payment in December 2025 (Category 2); and principal repayment during 2026 with monthly interest payments from January 2025 through December 2025 (Category 3). As of the date of issuance of these consolidated financial statements, the obligations classified under Categories 2 and 3 have been fully settled in accordance with the agreed terms. Additionally, payments corresponding to Category 1 commenced as scheduled in 2026 and are being performed in line with the contractual repayment calendar. It is important to note that these debt instruments are not subject to any covenant requirements.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

●	Category 4 corresponds to the largest credit facilities, amounting to approximately USD 188.4 million, entered into with Club Deal; NPA; and BTG Pactual S.A and Banco BTG Pactual S.A. Negotiations related to these borrowings were concluded in April 2025 and resulted in revised interest rates, extended amortization schedules and new covenants, and enhanced collateral packages. Refer to Note 32. Events after the reporting period for further details.

Working capital

As of December 31, 2024, the Group had a net working capital deficit of $199,178 (2023: $157,922), which consists of $226,559 of current borrowings, $38,747 of Secured convertible note, $106,991 of trade and other payables, $7,155 of amounts owed to related parties, $6,705 of current tax liabilities, net, $316 of provisions, $10,098 of employee benefit, $967 of warrant liabilities, $16,231 of shares held in escrow, $2,155 of other non-financial liabilities, offset by $216,746 of current assets.

Private capital raise

On March 24, 2025, the Board of Directors of Sofgen Pharma, S.A. approved (i) the issuance, through a private offering of ordinary shares of $90,000; and (ii) the amendment to the Secured Convertible Note Subscription Agreement dated November 29, 2024, by and between the Company and Hoche Partners Pharma Holdings S.A., pursuant to which the Company issued the Secured Convertible Note to Hoche on November 29, 2024, in the principal amount of $20,000 (the “First Note”), and the Secured Convertible Note to Hoche on December 27, 2024, in the principal amount of $20,000 (the Second Note) refer to note 21. Secured convertible notes.

Management’s assessment

 As of December 31, 2024, the Group was in breach of certain of its financial covenants, which resulted in the reclassification of an aggregate amount of USD 164 million of debt to current liabilities. In addition, the Group incurred a net loss for the year of USD 68,300 and reported a net working capital deficit of USD 199,178. These conditions indicate that the Group is exposed to significant liquidity risk and reflect a weakened financial position. Taken together, they raise significant doubt about the Group’s ability to continue as a going concern, as they may limit the Group’s ability to fund its normal operations, service its debt and obtain additional financing from either internal or external sources.

Management has prepared cash flow projections covering the twelve-month period from the issuance date and has assessed the Group’s ability to achieve forecast EBITDA levels, meet its obligations and comply with its financial covenants over that period. These projections assume, among other things, the successful execution of revenue growth initiatives, cost-saving measures and continued access to financing. Based on these assumptions, Management believes that the Group will be able to meet its obligations as they fall due. However, there can be no assurance that these plans will be successfully implemented or that the underlying assumptions will be achieved, particularly in light of the Group’s current liquidity position, its existing covenant breaches and the volatility in the economic environment in which it operates, including inflationary pressures, rising interest rates, foreign exchange volatility, supply chain disruptions and regulatory constraints on pricing. Accordingly, a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. The consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to realize its assets and discharge its liabilities in the normal course of business. They do not include any adjustments that would be required if the Group were unable to continue as a going concern.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Management has implemented or is in the process of implementing the following plan to mitigate the effects of these events and conditions:

Revenue growth and cost saving

Management has identified specific opportunities for revenue growth. Revenue growth initiatives include the (i) diversification of the customer base for the Nextgel business line and (ii) the partial recovery of sales that could not be fulfilled in 2024 primarily due to liquidity constraints that created difficulties in fulfilling obligations to suppliers, such difficulties have been addressed through a private capital raise executed in the first half of 2025. Refer to note 32. Events after the reporting period.

Additionally, during the last quarter of 2024, the Company reduced sales to certain customers who were overstocked, with the objective of strengthening its negotiating position with those customers. As a result of this strategic decision, the Company expects improvements in higher volume of sales, cost of sales and reductions in working capital investments.

Also, the Group has identified several gross margin improvement measures. These include negotiations with current and new suppliers to reduce raw material costs, realization of efficiencies from previously implemented cost saving initiatives, price adjustments, and optimization of the product mix with a focus on higher margin offerings.

Additional measures

Management has identified additional measures to further reduce costs and increase total revenues in order to provide sufficient cash flow to meet obligations as they fall due including: (i) reduce discretionary spending on marketing and capital expenditures; (ii) the execution of a strategic divestment plan involving non-core assets and (iii) further reduce headcount.

Subsequent to December 31, 2024, the Group completed a debt restructuring in April 2025 and a capital raise, which extended maturities and provided additional flexibility to support liquidity management. In addition, during 2025 the Group strengthened execution discipline and operational monitoring, including tighter cost controls and more rigorous cash management. While these actions have improved short-term liquidity management and visibility versus planning assumptions, the Group’s ability to meet its obligations as they fall due remains dependent on continued execution of the initiatives described above and ongoing business performance, and there can be no assurance that these conditions will be met.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Summary

Management has evaluated the Group’s capital position, its ability to continue in the normal course of business for the foreseeable future, specifically regarding its ability to meet its financial obligations for the next twelve months from the closing date. While Management believes that future revenue growth and cost savings will allow the Group to meet its financial obligations and finance its growth, there is no assurance that these plans can be successfully implemented. Failure to successfully implement these plans may have a material adverse effect on the Group’s business, results of operations and financial position, and may materially adversely affect its ability to continue as a going concern. As a result, Management concluded there is material uncertainty related to the events and conditions noted above that cast significant doubt on the entity’s ability to continue as a going concern. However, Management believes that the Group will be able to successfully implement these plans and, accordingly, have prepared the consolidated financial statements on a going concern basis. As a result, the consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets, the amounts or classification of liabilities, or any further steps that might be needed in the event that the Group cannot continue as a going concern.

Note 2.2. Functional and reporting currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The Consolidated Financial Statements are presented in USD, which is, Sofgen functional and presentation currency.

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

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

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

Refer to Note 12. Goodwill and Note 4.1. Critical accounting judgements for further information on the goodwill exposure and estimates applied, respectively As of December 31, 2024 and 2023 Goodwill is totally impaired.

Note 3.2. Transactions in foreign currency

When preparing the financial statements of the individual underlying entities of the Group, transactions in a currency other than the functional currency of the entity (“foreign currency”) are recorded using the exchange rates in effect on the transaction date. At the end of each reporting period, monetary items denominated in a foreign currency are translated at the exchange rates prevailing on that date. Non-monetary items calculated in terms of historical cost, in foreign currency, have not been translated.

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

Note 3.3. Leases - Right-of-use assets & lease liabilities

The Group assesses whether a contract is or contains a lease at contract inception. The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of less than 12 months) and leases of low value assets (defined as assets with a value less than five thousand USD). For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease, and payments for these leases are presented in the combined statements of cash flows from operating activities. The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date, any initial direct costs, and less any lease incentives received. They are subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation of right-of-use assets commences at the commencement date and is calculated on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset. However, if the lease transfers ownership of the underlying asset to the Group by the end of the lease term, or if the cost of the right-of-use asset reflects that the Group will exercise a purchase option, the right-of-use asset is depreciated from the commencement date to the end of the useful life of the underlying asset.

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

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Lease payments include fixed payments, any lease incentives receivable, variable lease payments that depend on an index or a rate known at the commencement date, and purchase options or extension option payments if the Group is reasonably certain to exercise these options. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and right-of-use asset and are recognized as an expense in the Consolidated Statement of Profit or Loss and Other Comprehensive Income in the year/period in which the event or condition that triggers those payments occur. A lease liability is remeasured upon a change in the lease term, changes in an index or rate used to determine the lease payments or reassessment of exercise of a purchase option. The corresponding adjustment is made to the related right-of-use asset.

The lease liability is presented in Borrowings and the Right-of-use assets are presented in a single line in the Consolidated Statement of Financial Position.

Note 3.4. Financial assets

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

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

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

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

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

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

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

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

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

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

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

3.7.5 Useful lives of intangibles

The following useful lives are used to calculate amortization:

Trademarks	10 – 20 years
Sanitary records	2 – 5 years
Licenses, customers and agreements	3 – 10 years
Product development	3 years

Note 3.8. Assets classified as held for sale

Non-current assets and disposal groups are classified as held for sale when their carrying amount is expected to be recovered principally through a sale transaction rather than through continuing use. The classification is applied only when the asset or disposal group is available for immediate sale in its present condition and the sale is highly probable. Management must be committed to a plan to sell the asset or disposal group, and the sale is expected to be completed within one year from the date of classification, in accordance with IFRS 5.

Upon classification as held for sale, non-current assets and disposal groups are measured at the lower of their carrying amount and fair value less costs to sell. Non-current assets classified as held for sale are not depreciated or amortized. Subsequent changes in fair value less costs to sell are recognized in profit or loss, except that gains are recognized only to the extent of previously recognized impairment losses on the asset or disposal group.

Note 3.9. Financial liabilities and equity instruments

3.9.1 Classification as debt or equity

Debt and equity instruments are classified as financial liabilities or equity in accordance with the substance of the contractual agreement and definitions of financial liability and equity instrument.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

3.9.2 Equity instruments

An equity instrument consists of any contract that evidences a residual interest in the assets of an entity, after deducting all of its liabilities. Equity instruments issued by a Group entity are recognized proceeds received, net of direct issuance costs.

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

3.9.3 Financial liabilities

Financial liabilities are initially recognized at fair value, net of transaction costs directly attributable to the issuance, unless the liability is designated at fair value through profit or loss. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

3.9.4 Convertible notes and compound financial instruments

The Group issues secured convertible notes that contain both a contractual obligation to deliver cash and a right of conversion into the Group’s own equity instruments. In accordance with IAS 32 - Financial Instruments: Presentation, such instruments are classified as compound financial instruments and are separated into their liability and equity components on initial recognition.

Initial recognition

On initial recognition, the compound financial instrument is separated as follows:

●	The liability component represents the contractual obligation to pay principal and interest in cash while conversion has not occurred. This component is initially recognized at fair value, determined by discounting the contractual future cash flows (principal and interest) using a market interest rate applicable to similar instruments without a conversion feature.

●	The equity component represents the holder’s right to convert the notes into the Group’s ordinary shares, as well as any additional equity-linked rights arising from the conversion terms (including, when applicable, the issuance of warrants). The equity component is measured as the residual amount, being the difference between the total proceeds received and the fair value of the liability component and is recognized directly in equity.

Transaction costs are allocated between the liability and equity components based on their relative fair values at initial recognition.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Subsequent measurement

After initial recognition:

●	The liability component of the convertible notes is measured at amortized cost using the effective interest method, in accordance with IFRS 9 - Financial Instruments. Interest expense is recognized in profit or loss over the relevant period, including interest that is contractually capitalized to the principal balance (payment-in-kind interest).

●	The equity component is not remeasured subsequently and remains within equity until conversion, settlement, or expiry of the instrument.

The liability component is classified as current or non-current based on its contractual maturity at the reporting date.

Conversion and settlement

Upon conversion of the convertible notes into ordinary shares of the Group, the carrying amount of the liability component together with the related equity component is reclassified to share capital and share premium, as applicable, with no impact on profit or loss.

If the convertible notes are redeemed or reach maturity without conversion, the liability component is derecognized upon settlement, while the equity component remains unmodified within equity.

Contractual adjustments and contingent features

Convertible notes may include contractual features such as automatic or optional conversion clauses, adjustments to the conversion price (anti-dilution provisions), triggering events, and obligations to issue additional equity instruments, such as warrants.

The Group assesses such features at each reporting date to determine whether they affect the classification or measurement of the instrument, in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments, considering the specific contractual terms and facts and circumstances existing at the reporting date.

Guarantees

Convertible notes issued by the Group may be secured by guarantees, including pledges over shares of subsidiaries. The existence of such guarantees does not affect the classification of the instrument as a compound financial instrument but is disclosed in the notes to the financial statements in accordance with IFRS 7 - Financial Instruments: Disclosures.

Disclosures

In accordance with IFRS 7 - Financial Instruments: Disclosures, the Group discloses in the notes to the consolidated financial statements information that enables users to evaluate the significance of convertible notes for the Group’s financial position and performance, and the nature and extent of risks arising from such instruments.

3.9.5 Warrant liabilities

The Group has warrants that are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. Gains and losses will be recorded in profit or loss.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

3.9.6 Shares held in escrow

The shares to be delivered, in an escrow, are initially recognized at fair value of the equity instruments granted for services received in an equity-settled share-based payment determined at grant date, and they are subsequently remeasured to their fair value at the end of each reporting period until they are released from escrow or are forfeited.

Note 3.10. Trade and other payables

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

Note 3.11. Taxes

Income tax expense represents the sum of current income tax payable and deferred tax.

3.11.1 Current tax

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

3.11.2 Deferred tax

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

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

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

3.11.3 Current and deferred taxes

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

Note 3.12. Provisions, Contingent Liabilities and Contingent Asset

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

3.12.1 Disputes and litigation

A provision for disputes and litigation is recognized when it is more likely than not that the Group will be required to make future payments as a result of past events, such items may include but are not limited to claims, lawsuits and actions relating to employment related disputes and claims from tax authorities.

3.12.2 Contingent Liabilities and Contingent Asset

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

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Note 3.13. Employee benefits

Note 3.13.1. Retirement and termination benefit costs

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

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each annual reporting period. Remeasurements for actuarial gains and losses are recognized immediately in the Consolidated Statement of Financial Position with a charge or credit to other comprehensive income in the period in which they occur. Remeasurements recognized in other comprehensive income are not reclassified. Past service cost is recognized in profit or loss when the plan amendment or curtailment occurs or when e Group recognizes related restructuring costs or termination benefits, if earlier. Gains or losses on settlement of a defined benefit plan are recognized when the settlement occurs. Net interest is calculated by applying a discount rate to the net defined benefit liability.

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

Note 3.13.2. Short-term employee benefits

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

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Note 3.14. Revenue recognition

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

3.14.1 Sale of goods

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

3.14.2 License revenues

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

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

3.14.3 Service provision

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

3.14.4 Sale of trademarks and sanitary records

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

Note 3.15. Segment reporting

An operating segment is a component that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the other components, and for which discrete financial information is available. The Group is engaged in the business of developing, producing and marketing pharmaceutical solutions and related activities and is considered an integrated international healthcare and pharmaceutical company across the three core therapeutic areas: hospitals/clinics, pharmacies (prescription) and over-the-counter (non-prescription).aThe Group’s customer revenue recognition (external revenue) policy has been consistent with inter-segment revenue generated.

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

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

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

3.15.1. Joint ventures

Joint ventures are arrangements whereby the Group maintains joint control of the underlying net assets of the arrangement with the counterparties. The Group holds a single 0% interest in one joint venture and the Group holds 0% of the voting rights and management board representation. Investments in joint ventures are accounted for using the equity method of accounting, after initially being recognized at cost.

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

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

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

For the years ended December 31, 2024, 2023 and 2022 no dilutive effect has been identified.

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

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

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

4.1.4 Secured Convertible Note

The classification and measurement of convertible notes require the use of significant judgment, particularly in determining whether the instruments should be accounted for as financial liabilities, equity instruments, or as compound instruments with separately recognized liability and equity components. This assessment considers the contractual terms, the effective interest rate, conversion features and relevant market to determine the fair value of the financial liability.

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

Management prepared the financial projections reflecting actual and prior year/period performance and market development expectations. Judgement is required to determine key assumptions adopted in the cash flow projections and changes to key assumptions can significantly affect these cash flow projections and therefore, the results of the impairment reviews. Refer to Note 13. Intangible assets for further information on the goodwill exposure and estimates applied.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

4.2.2 Provisions for contingencies, litigation and lawsuits

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

4.2.3 Impairment of accounts receivable

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

4.2.4 Recognition of deferred tax assets

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

4.2.5 Private warrants

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

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

4.2.6 Shares held in escrow

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

4.2.7 Inventory Impairment

The Group evaluates the impairment of its inventories keeping in mind two items:

a.	Net Realizable Value (NRV)

b.	Inventories Obsolescence analysis.

The NRV is calculated reducing from the sale price the estimated cost to fulfill the inventory and the estimated costs necessary to do the sale.

The inventories obsolescence includes the analysis of goods expiration date, low inventory turnover, unused inventories and other internal and external factors that hit the inventory fulfillment

4.2.8 Useful life of property, plant and equipment and amortization of intangibles with finite useful lives

The Group reviews the estimated useful lives of property, plant and equipment and intangibles with finite useful lives at the end of each annual period.

4.2.9 Useful lives of right-of-use assets

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

4.2.10 Research and development (R&D)

Research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred.

In line with the nature of the pharmaceutical industry, development expenditures are capitalized only when the project has progressed sufficiently to demonstrate that the recognition criteria under IAS 38 – Intangible assets are met. These include the technical feasibility of completing the development, the intention and ability to complete and use or sell the product, the existence of probable future economic benefits, the availability of adequate resources, and the ability to reliably measure the attributable costs.

The Group has capitalized development costs related to pharmaceutical R&D projects that met these criteria. However, when management determines that a specific development project will no longer be completed or no longer meets the capitalization requirements, all previously capitalized development costs related to that project are immediately impaired. The Group tests its intangible assets for impairment annually.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Note 5. New and amended IFRS Standards that are effective for the current year

The Group applied for the first time certain standards and amendments that are effective for annual periods beginning on or after January 1, 2024 (unless otherwise stated). The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 16 – Lease Liability in a Sale and Leaseback

The amendments to IFRS 16 specify the requirements that a seller-lessee applies in measuring the lease liability arising from a sale and leaseback transaction, to ensure that the seller-lessee does not recognize any amount of gain or loss that relates to the right-of-use asset retained.

The amendments had no impact on the Group’s consolidated financial statements.

Amendments to IAS 1 - Presentation of Financial Statements—Non-current Liabilities and Non-current Liabilities with Covenants

The amendments to IAS 1 clarify the requirements for classifying liabilities as current or non-current. Specifically, they clarify:

●	What is meant by a right to defer settlement;

●	That a right to defer must exist at the end of the reporting period;

●	That classification is unaffected by the likelihood that an entity will exercise its deferral right; and

●	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of the liability not impact its classification.

In addition, an entity is required to disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

The Group has adopted the amendments to IAS 1, published in November 2022, for the first time in the current year.

The amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date (and therefore must be considered in assessing the classification of the liability as current or non-current). Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date (e.g. a covenant based on the entity’s financial position at the reporting date that is assessed for compliance only after the reporting date).

The IASB also specifies that the right to defer settlement of a liability for at least twelve months after the reporting date is not affected if an entity only has to comply with a covenant after the reporting period.

However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

As a result of applying the amendments, the Group reassessed the classification of the warrant liabilities and Shares held in escrow classified as financial liabilities. Because their settlement is contingent upon the Company’s share price reaching a specified threshold, a condition that may occur within twelve months after the reporting date and is outside the Group’s control, the Group does not have a substantive right to defer settlement for at least twelve months. Accordingly, these instruments have been reclassified from non-current to current liabilities. This reclassification did not affect their measurement.

Supplier Finance Arrangements – Amendments to IAS 7 - Statement of Cash Flows and IFRS 7 - Financial Instruments: Disclosures

The amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures clarify the characteristics of supplier finance arrangements and require additional disclosures of such arrangements. These disclosure requirements are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows, and exposure to liquidity risk.

The disclosures related to amendments are included in Note 20. Borrowings.

Note 6. Recent accounting pronouncements not yet adopted

The new and amended standards and interpretations that have been issued but are not yet effective up to the date of issuance of the Group’s consolidated financial statements are disclosed below. The Group intends to adopt these standards and interpretations, if applicable, when they become effective.

Lack of Exchangeability – Amendments to IAS 21 - The Effects of Changes in Foreign Exchange Rates

In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of the financial statements to understand how the lack of exchangeability affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

The amendments will be effective for annual reporting periods beginning on or after January 1, 2025. Early adoption is permitted, but must be disclosed. When applying the amendments, an entity cannot restate comparative information.

The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

Amendments to IFRS 9 and IFRS 7—Amendments to the Classification and Measurement of Financial Instruments

The amendments in Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) are:

Derecognition of a financial liability settled through electronic transfer

The amendments permit an entity to deem a financial liability (or part of a financial liability) that is settled using an electronic payment system to be discharged (and derecognized) before the settlement date if specified criteria are met. If an entity elects to apply this accounting policy, it must do so for all settlements made through the same electronic payment system.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Classification of financial assets

●	Contractual terms that are consistent with a basic lending arrangement.

The amendments provide guidance on how an entity should assess whether contractual cash flows of a financial asset are consistent with a basic lending arrangement. This is intended to assist an entity to apply the requirements for assessing contractual cash flow characteristics to financial assets with features linked to environmental, social and governance (ESG)

concerns.

●	Assets with non-recourse features.

The amendments enhance the description of the term ‘non-recourse’, in particular to specify that a financial asset has non-recourse features if an entity’s ultimate right to receive cash flows is contractually limited to the cash flows generated by specified assets.

●	Contractually linked instruments.

The amendments clarify the characteristics of contractually linked instruments that distinguish them from other transactions. Specifically, the amendments highlight that in such instruments a prioritization of payments to the holders of financial assets using multiple contractually linked instruments (tranches) is established through a waterfall payment structure, resulting in concentrations of credit risk and a disproportionate allocation of losses between the holders of different tranches. The amendments also note that not all transactions with multiple debt instruments meet the criteria of transactions with multiple contractually linked instruments. In addition, the amendments clarify that the reference to instruments in the underlying pool can include financial instruments that are not within the scope of the classification requirements.

Disclosures

●	Investments in equity instruments designated at FVTOCI.

The requirements in IFRS 7 are amended to require an entity to disclose the fair value gain or loss presented in other comprehensive income during the period, showing separately the fair value gain or loss that relates to investments derecognized in the period and the fair value gain or loss that relates to investments held at the end of the period.

●	Contractual terms that could change the timing or amount of contractual cash flows.

The amendments require an entity to disclose the contractual terms that could change the timing or amount of contractual cash flows on the occurrence (or non-occurrence) of a contingent event that does not relate directly to changes in a basic lending risks and costs. The requirements apply to each class of financial asset measured at amortized cost or FVTOCI and each class of financial liability measured at amortized cost.

The amendments are effective for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. If an entity elects to apply these amendments for an earlier period, it is required to either:

●	apply all the amendments at the same time and disclose that fact or

●	apply only the amendments to the classification of financial assets for that earlier period and disclose that fact.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

The amendments are required to be applied retrospectively, in accordance with IAS 8, with specific exceptions.

The Group anticipate that the application of these amendments may have an impact on the group’s consolidated financial statements in future periods.

Annual Improvements to IFRS Accounting Standards—Volume 11

The IASB issued amendments to five IFRS Accounting Standards as part of its annual improvements process.

IFRS 1 First-time Adoption of International Financial Reporting Standards—Hedge accounting by a first-time adopter

For consistency with the requirements in IFRS 9, IFRS 1:B5-B6 were amended to refer to the ‘qualifying criteria’ for hedge accounting (instead of the ‘conditions’) and to add cross-references to IFRS 9:6.4.1 to improve the understandability of IFRS 1.

IFRS 7 Financial Instruments: Disclosures—Gain or loss on derecognition

The amendments remove an obsolete cross-reference in IFRS 7:B38 to a paragraph that had been deleted when IFRS 13 was issued and align the wording of this paragraph with the terms used in IFRS 13.

Guidance on implementing IFRS 7—Disclosure of deferred difference between fair value and transaction price

The amendments update IFRS 7:IG14 to make the wording of that paragraph consistent with IFRS 7:28 and improve the internal consistency of the wording in the example in IFRS 7:IG14.

Guidance on implementing IFRS 7—Introduction and credit risk disclosures

The amendments add a statement to IFRS 7:IG1 clarifying that the guidance does not necessarily illustrate all the requirements in the referenced paragraphs of IFRS 7. The amendments also simplify the explanation of the aspects of the requirements that are not illustrated in IFRS 7:IG20B.

IFRS 9 Financial Instruments—Derecognition of lease liabilities

The amendments add a cross-reference to IFRS 9:3.3.3 in IFRS 9.2.1(b)(ii) to clarify that, when a lessee has determined that a lease liability has been extinguished in accordance with IFRS 9, the lessee is required to apply IFRS 9:3.3.3 and therefore recognize any resulting gain or loss in profit or loss.

IFRS 9 Financial Instruments—Transaction price

The amendments replace ‘their transaction price (as defined in IFRS 15)’ in IFRS 9.5.1.3 with ‘the amount determined by applying IFRS 15’ to address inconsistency between IFRS 9.5.1.3 and the requirements of IFRS 15 which may require a receivable to be measured at an amount that differs from the amount of the transaction price recognized as revenue. Additionally, the reference to ‘transaction price’ (as defined in IFRS 15) is deleted from Appendix A of IFRS 9.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

IFRS 10 Consolidated Financial Statements—Determination of a ‘de facto agent’

The amendments address concerns that the requirements in IFRS 10:B73-B74 might, in some situations, be contradictory. IFRS 10:B73 refers to ‘de facto agents’ as parties acting on the investor’s behalf and states that the determination of whether other parties are acting as de facto agents requires judgement. However, the second sentence of IFRS 10:B74 includes more conclusive language and states that a party is a de facto agent when those that direct the activities of the investor have the ability to direct that party to act on the investor’s behalf. The amendments update IFRS 10:B74 to use less conclusive language and to clarify that the relationship described in IFRS 10:B74 is just one example of a circumstance in which judgement is required to determine whether a party is acting as a de facto agent.

IAS 7 Statement of Cash Flows—Cost method

The amendment replaces the term ‘cost method’ with ‘at cost’ in IAS 7:37 in line with the removal of the definition of ‘cost method’ from the IFRS Accounting Standards.

The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with early application permitted. An entity is required to apply the amendments to IFRS 9:2.1(b)(ii) to lease liabilities that are extinguished on or after the beginning of the annual reporting period in which the entity first applies that amendment. No specific transition provisions are provided in respect of the other amendments.

Amendments to IFRS 9 and IFRS 7—Contracts Referencing Nature-dependent Electricity

Amendments to IFRS 9 Financial Instruments

The following requirements of IFRS 9 are affected by the amendments:

●	the own-use requirements in IFRS 9 are amended to include the factors an entity is required to consider when applying IFRS 9:2.4 to contracts to buy and take delivery of renewable electricity for which the source of production of the electricity is nature-dependent; and

●	the hedge accounting requirements in IFRS 9 are amended to permit an entity using a contract for nature-dependent renewable electricity with specified characteristics as a hedging instrument:

–	to designate a variable volume of forecast electricity transactions as the hedged item if specified criteria are met; and

–	to measure the hedged item using the same volume assumptions as those used for the hedging instrument.

Amendments to IFRS 7 Financial Instruments: Disclosures and IFRS 19 Subsidiaries without Public Accountability:

Disclosures

IFRS 7 and IFRS 19 were amended to introduce disclosure requirements about contracts for nature-dependent electricity with specified characteristics.

The amendments are effective for annual periods beginning on or after 1 January 2026, with earlier application permitted. The amendments to the own use exemption are required to be applied retrospectively in accordance with IAS 8 using the facts and circumstances at the date of initial application. The amendments to the hedge accounting requirements are to be applied prospectively to new hedging relationships designated on or after the date of initial application.

The directors of the entity anticipate that the application of these amendments may have an impact on the group’s consolidated financial statements in future periods.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for the presentation within the statement of profit or loss, including specified totals and subtotals. In addition, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, of which the first three are new.

The standard also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified “roles” of the primary financial statements (PFS) and the notes.

Furthermore, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method from “profit or loss” to “operating profit or loss” and removing the optionality around classification of cash flows from dividends and interest. Consequential amendments have also been made to several other standards.

IFRS 18 and the related amendments are effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted but required to be disclosed. IFRS 18 will be applied retrospectively.

The Group is currently assessing the impacts that the amendments will have on its primary financial statements and the related notes.

IFRS 19 – Subsidiaries without Public Accountability: Disclosures

In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply reduced disclosure requirements while continuing to apply the recognition, measurement and presentation requirements of other IFRS Accounting Standards. To be eligible, at the end of the reporting period an entity must be a subsidiary as defined in IFRS 10, must not have public accountability, and must have an ultimate or intermediate parent that prepares consolidated financial statements, available for public use, that comply with IFRS Accounting Standards.

IFRS 19 will be effective for annual reporting periods beginning on or after January 1, 2027, with early application permitted.

Note 7. Revenue

The Group recognizes its revenues from the transfer of goods and services to the fulfillment of its performance obligations. The Group’s annual revenue includes $5,833 (December 31, 2023: $5,913, December 31, 2022: $7,098) recognized from intellectual property licensing and dossier generation.

Products

The Group primarily engages in developing, producing and marketing pharmaceutical solutions. It is considered an integrated international healthcare and pharmaceutical company across the three core therapeutical areas: hospitals/clinics, pharmacies (prescription) and over-the-counter (non-prescription).

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

The Group’s main products for the years ended December 31, 2024, December 31, 2023 and December 31, 2022 are:

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

	Reportable segments
For the year ended December 31, 2024	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics	Total

Segment revenue	221,707	139,520	58,559	65,906	44,566	530,258
Inter-segment revenue	(98,753)	(334)	(22,854)	(17,262)	(17,260)	(156,463)
Revenue from contracts with customers	122,954	139,186	35,705	48,644	27,306	373,795

Timing of revenue recognition
Goods transferred at a point in time	115,381	139,186	35,705	48,644	27,306	366,222
Services transferred over time	7,002	-	-	-	-	7,002
Other	571	-	-	-	-	571
Total revenue from contracts with customers	122,954	139,186	35,705	48,644	27,306	373,795

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

	Reportable segments
For the year ended December 31, 2023	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics	Total

Segment revenue	243,035	148,270	75,663	96,324	40,102	603,394
Inter-segment revenue	(120,061)	(404)	(24,165)	(17,108)	(17,908)	(179,646)
Revenue from contracts with customers	122,974	147,866	51,498	79,216	22,194	423,748

Timing of revenue recognition
Goods transferred at a point in time	117,317	147,866	51,498	79,216	22,194	418,091
Services transferred over time	5,657	-	-	-	-	5,657
Total revenue from contracts with customers	122,974	147,866	51,498	79,216	22,194	423,748

	Reportable segments
For the year ended December 31, 2022	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics	Total

Segment revenue	253,467	145,275	77,306	80,043	34,466	590,557
Inter-segment revenue	(131,100)	(2,985)	(22,461)	(17,062)	(13,746)	(187,354)
Revenue from contracts with customers	122,367	142,290	54,845	62,981	20,720	403,203

Timing of revenue recognition
Goods transferred at a point in time	116,753	142,290	54,845	62,554	20,720	397,162
Services transferred over time	5,614	-	-	427	-	6,041
Total revenue from contracts with customers	122,367	142,290	54,845	62,981	20,720	403,203

Revenue recognized from goods transferred at a point in time include revenues related to “sales of goods” and “sales of trademarks and sanitary records”. Revenue recognized from services transferred over time mainly include revenues related to “intellectual property licensing” and “dossier generation”.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

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

The Group’s customer revenue recognition (external revenue) policy has been consistent with inter-segment revenue generated.

	NextGel			Procaps Colombia			CAN			CASAND
Year December 31, 2024	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	221,707	(98,753)	122,954	139,520	(334)	139,186	58,559	(22,854)	35,705	65,906	(17,262)	48,644
Contribution margin [1]	43,738	4,200	47,938	47,353	(1,439)	45,914	3,181	1,068	4,249	(8,779)	3,761	(5,018)

	Diabetrics			Corporate			Total
Year December 31,2024	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	44,566	(17,260)	27,306	-	-	-	530,258	(156,463)	373,795
Contribution margin [1]	4,356	533	4,889	(9,030)	2,455	(6,575)	80,819	10,578	91,397
Administrative expenses	-	-	-	122,970	-	122,970	122,970	-	122,970
Finance expenses	-	-	-	30,601	-	30,601	30,601	-	30,601
Other expenses	-	-	-	22,413	-	22,413	22,413	-	22,413
(Loss) income before tax							(95,165)	10,578	(84,587)

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

	NextGel			Procaps Colombia			CAN			CASAND
Year 2023	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	243,035	(120,061)	122,974	148,270	(404)	147,866	75,663	(24,165)	51,498	96,324	(17,108)	79,216
Contribution margin 1	50,138	(3,791)	46,347	43,575	14	43,589	13,029	(175)	12,854	27,081	16,735	43,816

	Diabetrics			Corporate			Total
Year 2023	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	40,102	(17,908)	22,194	-	-	-	603,394	(179,646)	423,748
Contribution margin 1	212	(969)	(757)	(19,144)	16,203	(2,941)	114,891	28,017	142,908
Administrative expenses	-	-	-	98,279	-	98,279	98,279	-	98,279
Finance expenses	-	-	-	26,123	-	26,123	26,123	-	26,123
Other expenses	-	-	-	(27,454)	-	(27,454)	(27,454)	-	(27,454)
Income (loss) before tax							17,943	28,017	45,960

	NextGel			Procaps Colombia			CAN			CASAND
Year 2022	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	253,467	(131,100)	122,367	145,275	(2,985)	142,290	77,306	(22,461)	54,845	80,043	(17,062)	62,981
Contribution margin 1	66,752	(14,307)	52,445	44,594	156	44,750	18,681	(1,861)	16,820	14,602	14,869	29,471

	Diabetrics			Corporate			Total
Year 2022	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	34,466	(13,746)	20,720	-	-	-	590,557	(187,354)	403,203
Contribution margin[1]	2,965	116	3,081	38	(4,484)	(4,446)	147,632	(5,511)	142,121
Administrative expenses	-	-	-	104,686	-	104,686	104,686	-	104,686
Finance expenses	-	-	-	(37,926)	-	(37,926)	(37,926)	-	(37,926)
Other expenses	-	-	-	27,622	-	27,622	27,622	-	27,622
Income (loss) before tax							53,250	(5,511)	47,739

[1]	Contribution Margin is determined by subtracting sales and marketing expenses from gross profit. The Group’s customer revenue recognition (external revenue) policy has been consistent with inter-segment revenue generated.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Major customer

The Group does not have revenue from a single customer comprising more than ten percent of its consolidated revenue.

Geographical information

In presenting the geographic information, segment revenue is based on the geographical location of the customers.

	For the year ended December 31
	2024	2023	2022
South America	256,762	293,458	275,767
Central America	57,876	83,493	83,006
North America	49,850	39,026	34,237
Europe	9,307	7,771	10,193
Total	373,795	423,748	403,203

Note 9. Other (expenses) income, net

	For the year ended December 31
	2024	2023	2022
Foreign currency exchange rate differences gain (loss)	$(17,830)	$24,369	$(18,283)
Economic emergency contribution expenses	(1,207)	(1,358)	(1,325)
Fines, surcharges, penalties and taxes assumed	(907)	(355)	(1,119)
Donations	(925)	(1,142)	(814)
Impairment loss [1]	(7,679)	(13,524)	(6,018)
Other [2]	6,135	19,464	(63)
Total Other (expenses) income, net	$(22,413)	$27,454	$(27,622)

1	Refer to Note 12. Goodwill, net for further details regarding the impairment loss and to Note 15. Leases Note 14. Property, plant and equipment, net and Note 13. Intangible assets for the impairment recognized within each asset group.

2

In 2024, this includes the recognition of a state-granted reimbursement related to investments in technology and innovation (“TIDIS”) for $2.3 million. In 2023, this includes income from a legal settlement with a third party to recover costs incurred in connection with a business opportunity. The remaining receivable as of December 31, 2023, is presented within Other financial assets in the Consolidated Statement of Financial Position. The amount, the identity of the counterparty, and further details are subject to confidentiality obligations under the settlement agreement.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Note 10. Net finance (expense) income

	For the year ended December 31
	2024	2023	2022
Net fair value gain of warrant liabilities	2,072	7,877	12,195
Net fair value gain of shares held in escrow	12,646	11,187	61,795
Interest income	204	660	97
Finance income	14,922	19,724	74,087

Banking expenses	$(1,163)	$(1,315)	$(781)
Bank fees	(663)	(2,812)	(8,498)
Other financial expenses	(1,213)	(868)	(1,033)
Interest expense	(42,484)	(40,852)	(25,849)
Finance expense	$(45,523)	$(45,847)	$(36,161)
Net finance (expense) income	$(30,601)	$(26,123)	$37,926

Refer to Note 28.1. Public warrants and Note 31. Related party transactions for further information related to net fair value gains for the years ended December 31, 2024, December 31, 2023 and 2022.

In December 31,2024, interest on lease liabilities amounted to $1,213 (2023: $868, 2022: $1,033). Refer to Note 3.3. Leases - Right-of-use assets & lease liabilities for method of recognition of interest expense applied by the Group.

In 2022, interest expense includes an extinguishment loss of $1,601, as a result of the substantially modified terms of the Senior Notes. Refer to Note 20. Borrowings for further information related to the debt extinguishment.

Net fair value gains recognized in Net finance income (expense) during December 31,2024, 2023, and 2022 are unrealized.

Note 11. Income tax

Income tax recognized through profit or loss

	For the year ended December 31
	2024	2023	2022
Current year	$4,071	$12,892	$8,874
Current tax expense	4,071	12,892	8,874

Origination and reversal of temporary differences	(20,358)	(7,275)	2,739
Deferred tax expense (income)	(20,358)	(7,275)	2,739

Total income tax expense	$(16,287)	$5,617	$11,613

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

	For the year ended December 31
	2024	2023	2022
Profit (loss) before tax	$(84,587)	$45,960	$47,739
Income tax (benefit) expense at corporate tax rate	(14,380)	10,759	9,428
Tax effect of expenses that are not deductible in determining taxable profit	37,671	38,181	27,187
Tax effect of income not taxable in determining taxable profit	(28,318)	(42,890)	(30,292)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(11,900)	2,503	(1,249)
Others - Includes exchange effect for reversal rates of long-term temporary differences, income taxed at differential rates, effect of change in deferred tax rate and tax discounts	684	(2,908)	6,539
Tax effect use of tax losses not previously recognized	(44)	(28)	-
Tax (benefit) expense for the year	$(16,287)	$5,617	$11,613
Effective tax rate for the year	19.25%	12.22%	24.33%

The tax rate used for 2024, 2023 and 2022 represents the corporate tax rate of 17% from Luxembourg on the taxable income payable by the Group, in accordance with the tax laws of said jurisdiction. Income tax for other jurisdictions is calculated based on the substantially enacted nominal tax rates prevailing in the respective jurisdictions.

The Colombian entities represent the Group’s main source of taxable income within the global income tax calculation.

In 2021, Colombia enacted Law 2155 (Social Investment Reform), which increased the general corporate income tax rate from 30% to 35%, applicable from fiscal year 2022 onwards for domestic and foreign entities, including permanent establishments and branches. This 35% rate remained in force under the subsequent 2022 Tax Reform (Law 2277).

Additionally, Law 2277 of 2022 introduced a domestic minimum taxation mechanism applicable from fiscal year 2023. Under this rule, Colombian entities, including free trade zone users, are subject to a minimum effective tax rate of 15%, calculated on adjusted accounting net income in accordance with Colombian tax regulations.

This minimum taxation regime is a domestic rule and does not constitute a formal implementation of the OECD Global Anti-Base Erosion (GloBE) Rules under Pillar II.

Additionally, Law 2277 of 2022 introduced several structural changes to the Colombian income tax regime applicable from fiscal year 2023.

The reform eliminated the possibility of claiming 100% of the industry and commerce tax (ICA) as a corporate income tax credit. As from fiscal year 2023, ICA is no longer creditable against income tax and is instead fully deductible as an expense.

The capital gains tax rate was increased from 10% to 15%, applicable from fiscal year 2023.

Furthermore, the reform introduced a general limitation on certain tax benefits. The aggregate benefit derived from non-taxable income, exempt income, special deductions, and specific tax credits may not exceed 3% of the taxpayer’s annual net taxable income, calculated before applying special deductions.

Transfer pricing regimen – considering that the Company carries out transactions with related parties abroad, it is subject to the regulation that was introduced regarding transfer pricing. Due to the above, the Company prepared a technical study over the transactions performed during 2023, in which concluded that there are no conditions for affecting or adjusting income tax as from said year.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Up to date, the Company has not completed the technical study related to the transactions carried out with related parties during 2024; however, management, with the support of external advisors, has reviewed the transactions and concluded that their performance was consistent with those carried out in 2024. Accordingly, no material impact is expected on the 2024 income tax return.

Currently, the transfer pricing documentation is in process. While many jurisdictions have already submitted their respective studies, the Colombian filings —being the most relevant jurisdiction for the Group— are still under preparation. External advisors are awaiting the issuance of the final financial statements in order to complete the Colombian transfer pricing returns. In any case, management does not expect any significant changes compared to the situation in 2023.

Global minimum top-up tax

On October 8, 2021, 136 countries reached an agreement for a two-pillar approach to international tax reform.

Specifically, Pillar Two Global Anti-Base Erosion Rules propose four new taxing mechanisms under which multinational enterprises would pay a minimum level of tax: the subject to tax rule, a tax treaty-based rule that generally proposes a minimum tax on certain cross-border intercompany transactions that otherwise are not subject to a minimum level of tax; the income inclusion rule; the under taxed payments rule; and the qualified domestic minimum top-up tax, which generally propose a minimum tax on the income arising in each jurisdiction in which the Group operates.

The Group operates in several jurisdictions, but it has been determined that the UPE (Ultimate Parent Entity) is located in Luxembourg. Luxembourg enacted legislation to implement the global minimum top-up tax on 2024 about QDMTT (Qualified Domestic Minimum Top-up Tax) and IIR (Income Inclusion Rule). The UTPR (Undertaxed Payment Rule) has entered into force in 2025.

As the group turnover is below €750 million for periods 2022, 2023 and 2024, Pillar Two is not applicable and consequently the Amendments to IAS 12 Income Taxes: International Tax Reform – Pillar Two model Rules would have no impact to the Group.

Regarding the amendments to IAS 12 (International Tax Reform-Pillar Two Model Rules), since no new legislation to implement the top-up tax was enacted or substantially enacted as of December 31, 2024 in any of the jurisdictions where the Group operates, no related deferred taxes were recognized at that date, hence the retrospective application has no impact on the Group’s Consolidated Financial Statements.

Colombia domestic minimum tax

Separately from the OECD Pillar Two rules, Colombia introduced a domestic minimum tax regime though Law 2277 of 2022, effective from fiscal year 2023. Unlike the OECD framework, the Colombian minimum tax does not apply a global revenue threshold of €750 million, but rather establishes a local minimum effective tax rate requirement. This regime is accounted for as part of current income tax expense when payable, and it does not give rise to deferred tax assets or liabilities. The impact of this measure has been recognized in the Group’s 2024 current tax expense.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Current tax assets and current tax liabilities:

	As of December 31
Current tax assets	2024	2023
Income Tax Advance	$7,978	$5,654
Surplus in Private Liquidation	11,348	10,533
Other Taxes	2,499	2,136
Total	21,825	18,323

Current tax liabilities
Income Tax Withholding	(5,396)	(3,341)
Income Tax Payable	(1,136)	(4,069)
Other Taxes	(173)	(409)
Total	$(6,705)	$(7,819)

As of December 31, 2024 and 2023, the following is the detail of the tax losses of the Group that have not been used and on which deferred tax asset has not been recognized:

	As of December 31
	2024	2023
Unused tax losses (recognized in the DTA)	$12,851	$5,513
Total	$12,851	$5,513

The companies have triggered tax losses of $30,230 that have not been recognized in the DTA considering that it is not likely to recover them via taxable income, and mainly correspond to Sofgen Pharma S.A. ($23,833) and Rymco Medical ($3,514) these losses have a 17-year and 12- year limit for being carryforwarded respectively. As these losses were triggered in 2021 and 2022 they can be offset until 2038 and 2039 regarding Sofgen Pharma and until 2033 and 2034 regarding Rymco Medical.

Note 12. Goodwill, net

	As of December 31
	2024	2023
Balance as of January 1	$-	$5,791
Effect of foreign currency exchange rate changes	-	-
Impairment losses	-	(5,791)
Balance as of December 31	$-	$-

No impairment test was performed in 2024, as the Group had no remaining goodwill balances to be tested. As of December 31, 2024, all goodwill amounts had been fully impaired and written off in prior periods.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

As of December 31, 2023, the Group concluded that the recoverable amount of the goodwill and related assets of the cash-generating units (CGUs) Procaps S.A. de C.V. and Biokemical S.A. de C.V. was lower than their carrying amounts. Accordingly, an impairment loss was recognized for the full amount of goodwill allocated to these CGUs. No impairment losses were identified for these CGUs in the analyses performed for the years ended December 31, 2022. However, in 2022, the evaluation performed on the Rymco CGU resulted in the recognition of a full impairment of the related goodwill.

Therefore, as of December 31, 2024 and 2023, the goodwill allocated to all three CGUs had been fully impaired.

The Group has three cash generating units (“CGUs”): Procaps, S.A. de C.V., engaged in the manufacturing and distribution of pharmaceutical products; Biokemical, S.A. de C.V., which also manufactures and distributes pharmaceutical products; and Rymco, a manufacturer and seller of syringes, needles, and infusion equipment.

As of December 31, 2024, these CGUs continue to be recognized at their recoverable amount. The recoverable amount is the higher of fair value less costs of disposal and value in use. Since 2022, the Rymco CGU has been recognized at its recoverable amount, and in 2023, the Procaps, S.A. de C.V. and Biokemical, S.A. de C.V. CGUs were also recognized at their recoverable amount.

The recoverable amount of these CGUs was determined using a value-in-use calculation based on cash flow projections derived from approved financial budgets over a defined forecast period, discounted at an appropriate annual rate. For periods beyond the forecast horizon, a terminal growth rate was applied to extrapolate the cash flows. The forecast period reflects management’s assessment of the Group’s long-term stable operating position; accordingly, cash flows beyond this period were extrapolated using a steady long-term growth rate.

	Procaps S.A. de C.V.	Biokemical S.A. de C.V.	Rymco
	2023	2023	2023
Post-Tax Discount Rate	16.5%	16.5%	-%
No. of years used In projection (In Years)	P5Y	P5Y	P5Y
Fixed annual growth rate[1]	4%	4%	-%
Average sales growth rate	0.9%	0.6%	-%
Average gross margin[2]	39.4%	52.8%	-%
Expected market share	-%	-%	-%

[1]	This rate is consistent with the growth of the pharmaceutical and medical supplies markets in the current and potential operating areas of the cash-generating units.

[2]	Fixed gross margins were used in the cash flow projections for Procaps S.A. de C.V.

Rymco

The impairment loss was recognized for the year ended December 31, 2023 in the Consolidated Statement of Profit or Loss and Other Comprehensive Income as Other expenses, net.

As of December 31, 2022, after impairing assets within the scope of IAS 36 by $12,175, an unallocated impairment of $17,141 remained unrecognized by the Group. As of December 31, 2023, the Rymco is fully impaired and it is recognized at its recoverable value, therefore, no further adjustments were made to this cash generating unit during the year.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

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

Procaps S.A. de C.V. and Biokemical S.A. de CV

As of December 31, 2023, the impairment of Procaps S.A. de C.V. and Biokemical S.A. de C.V. was primarily attributable to increased expenses associated with the cost to serve, as well as higher discounts, returns, and complimentary products granted during the period. In addition, during the year, the Company implemented a commercial strategy aimed at reducing the inventory days maintained by its distributors (customers). This initiative, which resulted in lower stock levels across these channels, reduced the frequency and volume of purchase orders, thereby significantly impacting sales for the period. Although the impairment test is based on projections of future cash flows, such projections incorporated the anticipated negative effects of this strategy, contributing to the recognition of the impairment loss has a result of the impairment identified as of December 31, 2023, the Group assessed the assets within Procaps S.A. de C.V. and Biokemical S.A. de C.V. subject to IAS 36 and recognized an impairment loss up to the greater of the recoverable amount of the individual assets or zero. The recoverable amount of the assets is its individual Level 2 fair value less costs of disposal, which is calculated based on observable market prices for similar assets. Therefore, a total impairment loss expense of, which was allocated to the non-financial assets of Procaps S.A. de C.V. and Biokemical S.A. de C.V. as follows:

As a result of the impairment identified as of December 31, 2023, the Group assessed the assets within Procaps S.A. de C.V. and Biokemical S.A. de C.V. subject to IAS 36 and recognized an impairment loss up to the greater of the recoverable amount of the individual assets or zero. The recoverable amount of the assets is its individual Level 2 fair value less costs of disposal, which is calculated based on observable market prices for similar assets. Therefore, a total impairment loss expense of, which was Impairment of Goodwill of $5,791, with $0 remaining carrying amount;

–	Impairment of Property Plan and Equipment of $5,478, with a remaining carrying amount of $11,195;

–	Impairment of Right-of-use assets of $374, with a remaining carrying amount of $10; and

–	Impairment of Intangible assets of $533, with $0 remaining $ 6,197 carrying amount.

As of December 31, 2023, after impairing assets within the scope of IAS 36 by $12,175, an unallocated impairment of $17,141 remained unrecognized by the Group.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Note 13. Intangible assets

Cost	Trademarks and sanitary records	Licenses, customers and agreements	Product development	Total
Balance as of January 1, 2023	15,368	15,241	27,147	57,756
Additions	1,724	818	-	2,542
Additions from internal developments	-	-	9,920	9,920
Derecognition of assets	(18)	-	(51)	(69)
Effect of foreign currency exchange rate changes	1,791	2,229	7,417	11,437
Reclassifications and others	(707)	282	(526)	(951)
Balance as of December 31,2023	18,158	18,570	43,907	80,635
Additions	24	695	-	719
Additions from internal developments	-	-	4,916	4,916
Derecognition of assets	(650)	-	(5,080)	(5,730)
Effect of foreign currency exchange rate changes	(1,203)	(1,737)	(5,788)	(8,728)
Reclassifications and others	-	79	(217)	(138)
Balance as of December 31,2024	16,329	17,607	37,738	71,674

Accumulated amortization and impairment losses	Trademarks and sanitary records	Licenses, customers and agreements	Product development	Total
Balance as of January 1, 2023	5,008	12,328	8,241	25,577

Amortization expense	1,686	1,032	3,525	6,243
Derecognition of assets	(13)	-	-	(13)
Impairment loss	521	11	327	859
Effect of foreign currency exchange rate changes	933	1,686	2,480	5,099
Balance as of December 31,2023	8,135	15,057	14,573	37,765

Amortization expense	1,390	985	4,334	6,709
Derecognition of assets	(617)	155	(49)	(511)
Impairment loss	1,983	-	-	1,983
Effect of foreign currency exchange rate changes	(845)	(1,286)	(2,446)	(4,577)
Reclassifications and others	(141)	109	25	(7)
Balance as of December 31, 2024	9,905	15,020	16,437	41,362

As of December 31,2023
Net book value	10,023	3,513	29,334	42,870
As of December 31,2024
Net book value	6,424	2,587	21,301	30,312

For the years ended December 31, 2024, December 31, 2023 amortization expenses are recognized within the Consolidated Statement of Profit or Loss and Other Comprehensive Income as administrative expenses.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Impairment loss recognized as of December 31, 2024 in Other expenses, net mainly corresponds to intangible assets related to discontinued or abandoned projects and other assets tested for value in use. Where the recoverable amount was lower than the carrying amount, an impairment loss was recognized. Management believes that the assumptions applied are reasonable and consistent with IAS 36 requirements.

Impairment loss recognized as of December 31, 2023 in Other expenses, net, mainly corresponds to the Procaps S.A. de C.V. and Biokemical S.A. de C.V. cash-generating units.

Foreign currency exchange corresponds to the effect of translating the intangible asset amounts attributable to the subsidiaries of the Group whose functional currencies are different from that of the Group.

Note 14. Property, plant and equipment, net

Cost	Land and buildings	Machinery and equipment, furniture and fixtures	Projects in progress	Other 1	Total
Balance as of January 1, 2023	32,148	61,840	20,716	3,814	118,518
Additions	27	1,123	19,078	103	20,331
Disposals	(293)	(280)	-	(470)	(1,043)
Effect of foreign currency exchange rate changes	2,952	14,694	2,638	701	20,985
Transfers	3,695	17,820	(19,044)	29	2,500
Balance as of December 31, 2023	38,529	95,197	23,388	4,177	161,291
Additions	-	1,073	14,818	71	15,962
Disposals	(23)	(652)	-	(38)	(713)
Effect of foreign currency exchange differences	(2,797)	(12,763)	(1,617)	(455)	(17,632)
Reclassification between categories	5,048	18,721	(20,374)	116	3,511
Transfers to assets held for sale	-	(1,534)	-	-	(1,534)
Balance as of December 31,2024	40,757	100,042	16,215	3,871	160,885

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Accumulated depreciation and impairment losses	Land and buildings	Machinery and equipment, furniture and fixtures	Projects in progress	Other 1	Total
Balance as of January 1, 2023	8,920	35,143	403	3,467	47,933
Disposals	(278)	(228)	-	(445)	(951)
Depreciation expense	859	4,750	-	172	5,781
Impairment loss	4,138	2,536	-	49	6,723
Effect of foreign currency exchange rate changes	292	7,602	104	671	8,669
Transfers	-	2,158	-	(4)	2,154
Balance as of December 31, 2023	13,931	51,961	507	3,910	70,309
Disposals	(23)	(585)	-	(37)	(645)
Depreciation expense	1,079	5,786	-	105	6,970
Effect of foreign currency exchange differences	(576)	(6,568)	(68)	(425)	(7,637)
Reclassification between categories	(3,365)	2,503		26	(836)
Transfers to assets held for sale	-	(995)	-	-	(995)
Balance as of December 31,2024	11,046	52,102	439	3,579	67,166

As of December 31, 2023
Net book value	24,598	43,236	22,881	267	90,982
As of December 31,2024
Net book value	29,711	47,940	15,776	292	93,719

[1]	‘Other’ includes computer equipment and other office furniture and equipment.

For the year ended December 31, 2024, depreciation expense was recognized as follows: $6,285 was recognized as Cost of sales (December 31, 2023: $4,557), for manufacturing costs, and $1,128 (December 31, 2023: $1,218) within Administrative expenses.

Impairment loss recognized as of December 31, 2023 in Other expenses, net, relates to the Procaps S.A. de C.V. and Biokemical S.A. de C.V. cash-generating units.

Financial Commitments.

As of year-end December 31, 2024, the Group has commitments to acquire capital expenditures for $ 1,354 (December 31, 2023: $3,878).

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Note 15. Leases

The Group has leases of office and warehouse buildings, land, vehicles, machinery and computer hardware. Rental contracts are for fixed terms varying between one and seven years.

Information about leases for which the Group is a lessee is presented below.

Right-of-use assets

Reconciliation of asset balances:

	Land and Buildings [1]	Equipment and Machinery	Vehicles	Computers	Total
Balance as of January 1, 2023	36,078	4,997	54	1,263	42,392
Addition to right-of-use asset	3,453	538	216	926	5,133
Depreciation	(4,076)	(1,327)	(71)	(696)	(6,170)
Derecognition of contracts	(380)	-	-	(88)	(468)
Impairment loss	(374)	-	-	-	(374)
Reclassifications and others	2,132	(2,542)	-	-	(410)
Effect of foreign currency exchange differences	5,610	796	5	145	6,556
Balance as of December 31, 2023	42,443	2,462	204	1,550	46,659
Addition to right-of-use asset	6,409	1,104	117	1,088	8,718
Depreciation	(4,289)	(1,170)	(139)	(768)	(6,366)
Derecognition of contracts	(46)	-	-	-	(46)
Reclassifications and others	(3,658)	(93)	-	-	(3,751)
Effect of foreign currency exchange differences	(4,191)	(450)	(44)	(181)	(4,866)
Balance as of December 31, 2024	36,668	1,853	138	1,689	40,348

[1]	Includes net right-of-use assets of $1,670 (December 31, 2023: $1,161) with related party WM Partners, LP.

As of December 31, 2024 depreciation expense was recognized as follows: $275 was recognized within administrative costs (December 31, 2023: 1,028) for manufacturing costs, and $6,076 (2022: $5,107) within Administrative expenses.

Impairment loss recognized as of December 31, 2023 in Other expenses, net, relates to the Procaps S.A. de C.V. and Biokemical S.A. de C.V. cash-generating units.

Lease Liabilities

The Group’s lease liabilities are guaranteed by the lessor’s title to the leased assets. As of December 31, 2024 and 2023 the Group maintains the following opened balances:

	2024	2023
Non-current	$23,790	$29,811
Current	6,528	5,436
Total	$30,318	$35,247

The remaining contractual maturity and repayment periods of the Group’s leases liabilities are exhibited in Note 30. Financial Instruments.

Carrying amounts of lease liabilities are included in Borrowings’ balance, refer to Note 20. Borrowings.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Amounts recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income

	For the year ended December 31
	2024	2023
Interest on lease liabilities	$1,213	$868
Expense relating to leases of low-value assets	436	450
Expense relating to short-term leases	317	559

Amounts recognized in Consolidated Statements of Cash Flows

The total cash outflow for leases amounts to December 31, 2024 $5,362 and (December 31, 2023: $5,992). The principal amount of the lease liabilities and estimated interest payments contractual maturity and repayment periods are included in Note 30. Financial instruments.

Note 16. Investment in joint ventures

			Proportion of ownership interest and voting rights held by the Company
Name of joint venture	Principal activity	Place of incorporation and principal place of business	As of December 31, 2024	As of December 31, 2023
Promedical S.A.	Marketing and pharmaceuticals	Santa Cruz de la Sierra, Bolivia	50%	50%

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

Summarized financial information of Promedical S.A is set out below. The summarized financial information below represents amounts in the Promedical S.A.’s financial statements prepared in accordance with IFRS Accounting Standards, adjusted by the Group for equity accounting purposes.

	As of December 31
	2024	2023
Current assets	$9,202	$9,128
Non-current assets	2,505	2,940
Current liabilities	8,157	7,848
Non-current liabilities	1,092	1,047
Equity	2,458	3,173

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

	For the year ended December 31
	2024	2023
Revenue	20,938	19,891
Loss of the year	(762)	(647)
Total comprehensive loss	(762)	(647)

	As of December 31
	2024	2023
Net assets of Promedical S,A,	$2,458	$3,173
Proportion of the Group’s ownership interest in Promedical S,A,	1,229	1,587
Unrealized gains on upstream and downstream transactions with equity-method investees	306	441
Carrying amount of the Group’s interest in Promedical S,A,	$1,535	$2,028

Note 17. Inventories, net

	As of December 31
	2024	2023
Raw materials and supplies	$45,146	$48,291
Products in process	2,377	6,085
Finished products and merchandise	38,271	45,561
Inventory in transit	3,694	10,116
Subtotal	89,488	110,053
Less: Provision	(12,946)	(8,228)
Total	$76,542	$101,825

Inventories recognized as cost of goods sold during the year ended December 31, 2024 amounted to $182,316 (2023: $185,772). Inventories used as samples for the year ended December 31, 2024 amounted to $4,008 (2023: $4,686) were recognized as marketing expenses.

The movements in the inventory provision recognized for write-downs to net realizable value and obsolescence adjustments are as follows:

	2024	2023
Balance as of January 1	$(8,228)	$(6,917)
Provision for the year	(16,574)	(12,132)
Write-offs	10,674	11,090
Effect of foreign currency exchange differences	1,182	(269)
Balance as of December 31	$(12,946)	$(8,228)

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Note 18. Trade and other receivables, net

	As of December 31
	2024	2023
Trade receivables, net of discounts [1]	$88,416	$133,116
Other receivables	6,167	8,648
Impairment of trade and other receivables [2]	(16,265)	(16,910)
Trade receivables, net of discounts and impairment	$78,318	$124,854

[1]	Discount and return provision amounts to $38,735 (2023: $30,867)

[2]	Total impairment balance is comprised of $16,183 (2023: $14,509) for trade receivables and $82 (2023: $2,401) for other receivables.

Refer to Note 30. Financial instruments for the Group’s disclosures on credit risk management and expected credit losses.

The Group has entered into factoring arrangements to sell certain trade receivables to third parties under recourse programs, retaining all risk and rewards incidental to the trade receivables, so no derecognition of the financial assets has been performed. Trade receivables which collateralize factoring obligations as of December 31, 2024 amount to $1,356 (2023: 3,548).

The movements in the allowance for doubtful trade and other receivables are as follows:

	2024	2023
Balance as of January 1	$(16,910)	$(12,065)
Impairment	(2,619)	(3,840)
Write-offs	2,665	122
Effect of foreign currency exchange differences	599	(1,127)
Balance as of December 31	$(16,265)	$(16,910)

Note 19. Cash and cash equivalents

	As of December 31
	2024	2023
Cash on hand	25,901	13,269
Cash equivalents	4,388	1,476
Tax refund securities[1]	28	2,769
Total cash and cash equivalents	$30,317	$17,514

1.	The balance as of December 31, 2024 and 2023 relates to tax refund securities (Colombian Tax Reimbursement Certificates) that are securities issued by the Colombian Ministry of Finance and Public Credit which are highly liquid and tradeable. They must be redeemed within one year with the tax authority to compensate payable taxes.

As of December 31, 2024 and 2023, cash and cash equivalents were not restricted or levied in any way as to limit availability thereof.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Note 20. Borrowings

	2024	2023
Borrowings at amortized cost [1]
Syndicated term loans [1]	$54,940	$64,275
Other term loan [2]	63,352	80,717
Lease liabilities [3]	30,318	35,247
Factoring obligations [4]	4,277	4,111
Bank overdrafts [5]	79	153
Senior Notes [6]	115,000	115,000
Total borrowings	$267,966	$299,503

Current	$226,559	$268,389
Non- Current	$41,407	$31,114

[1]	Borrowings at amortized cost are unsecured, with the exception of factoring obligations which are collateralized by trade receivables. Refer to Note 18. Trade and other receiables,net.

Information about the Group’s exposure to interest rate, foreign currency and liquidity risk is included in Note 30. Financial Instruments.

1.	Syndicated term loan

(In thousands of USD)	Principal currency	Range of Interest	Maturity Year	2024	2023
New Banco Credit Agreement	COP	IBR +8.50% (Variable)	2029	54,940	64,275

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

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

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

The significant covenants required by the Syndicated Loan Agreement were as follows:

●	Indebtedness index (Indebtedness/EBITDA) as of June 30 and December 30 of each year, during the loan term, must be less than or equal to 3.5 times. If the index is greater than 3.0 and less than 3.5, it proceeds to the extent that this value is originated by causes other than additional debt and the justification of the increase must be presented to the agent.

●	Short-term leverage ratio must be less than 1.0 on the last day of each semester.

●	EBITDA ratio / financial expenses = or > 3.0 on the last day of each semester.

●	The payment of dividends is restricted to anyone other than the jointly obligated parties.

The Syndicated Loan Agreement established that, in the event of breach of covenants by the debtor, the lenders shall be entitled to declare early maturity of the indebtedness thereunder.

For the period ended June 30, 2023, as part of the Waiver negotiations, the lenders agreed to adjust the ratios, the Group complied.

On August 16, 2023, Procaps S.A. and other entities of the Group (Sofgen Pharma, S.A.., C.I. Procaps, S.A., Diabetrics Healthcare, S.A.S., Procaps, S.A. de C.V., and Funtrition, S.A.S.) as guarantors (collectively, the “Obligors”) entered into a Credit Agreement with Bancolombia S.A. and Banco Davivienda S.A (the “New Banco Credit Agreement”). The New Banco Credit Agreement – Club Deal provides for a loan of up to $247,817 million COP and the proceeds are to be used exclusively for the prepayment of $5,486 Thousands of USD of previously existing loans and $225,325 million COP for the refinancing of existing indebtedness of the Group, including the Syndicated Loan Agreement. The New Banco Credit Agreement – Club Deal provides for a term of six-years, and interest accrues thereunder at a rate equal to the Colombian Central Bank’s reference rate (for a three-month tenor) plus 8.50% per annum.

The New Banco Credit Agreement – Club Deal contains customary affirmative and negative covenants, including limitations on the ability of the Group to incur additional debt, guarantee other obligations, grant liens on assets, make investments or acquisitions, dispose of assets, pay dividends or other payments on capital stock, make restricted payments, engage in mergers or consolidations, engage in transactions with affiliates, and enter into certain restrictive agreements.

The New Banco Credit Agreement – Club Deal requires the Group’s compliance with the following financial covenants, each measured on a trailing twelve-month basis on the final day of each fiscal quarter of the Group:

●	Consolidated debt to consolidated EBITDA ratio of no greater than 3.50:1:00 (other than for the period ended September 30, 2023, for which the ratio shall be no greater than 4.30:1.00).

●	EBITDA interest coverage ratio of greater than 3.00:1.00 (other than for the period ended September 30, 2023, for which the ratio shall be greater than 1.90:1.00).

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

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

On August 25, 2024, a Forbearance Agreement was executed with all financial creditors, which became effective upon satisfaction of the applicable conditions. Under this agreement, such credit ors agreed to temporarily forbear from exercising rights and remedies under the financing documents.

The specified defaults include: (i) payment defaults relating to principal and interest under the credit agreement maturing on August 25, 2024; (ii) breaches of financial covenants measured as of December 31, 2023 and March 31, 2024; (iii) failures to deliver financial information and certifications required under the financing documents, which remained outstanding as of December 31, 2024; and (iv) certain cross-default and notification events.

The Forbearance does not constitute a waiver or release of the Specified Defaults, and the financing documents continue to remain in full force and effect, except as expressly provided in the Forbearance Agreement.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

As of December 31, 2024, the Forbearance Period remained in effect for the Club Deal, with no Termination Event having occurred, in the context of ongoing negotiations with creditors regarding amendments to the credit terms.

As of December 31, 2024, the Company was subject to financial covenants under the Credit Facilities (i) a Consolidated Total Indebtedness to Consolidated EBITDA ratio, (ii) a Consolidated EBITDA to Consolidated Interest Expense ratio, and (iii) Short-Term Debt to Consolidated EBITDA ratio.

Based on the consolidated financial results for the year ended December 31, 2024, the Company determined that it was not in compliance with the following financial covenant ratios:

●	Consolidated Total Indebtedness to Consolidated EBITDA ratio of 27.73x, compared to a maximum permitted ratio of 3.50x;

●	Consolidated EBITDA to Consolidated Interest Expense ratio of 0.32x, compared to a minimum required ratio of 3.00x;

In addition, as of December 31, 2024, the Company had not delivered certain quarterly and annual financial statements and related compliance certificates within the time periods required under the Credit Agreements. The failure to timely deliver such financial information constituted an event of default under the applicable agreements.

These covenant breaches are consistent with the Specified Defaults previously disclosed and are subject to the Forbearance Agreements entered into with the relevant lenders. As of December 31, 2024, such Forbearance Agreements remained in effect, pursuant to which the lenders agreed to temporarily refrain from exercising their rights and remedies in respect of the specified events of default, subject to the terms and conditions set forth therein.

As a result, the Group reclassified the respective indebtedness of $47,212 as of December 2024 (2023; 62,894) related to the New Banco Credit Agreement to current liabilities.

2. Other term loans

	Principal currency	Range of Interest	Maturity Year	2024	2023
Other term loans[1]	COP	23.00-26.40% -32.00%A.N. (2023: 17.72%-32% A.E., 23.50% A.N. (Fixed))	2025-2026	$12,553	$14,323
	COP	IBR+2.71%-6.60% - DTF+5.43%(2023: IBR+2.25%-7.25%)	2026-2029	10,516	13,468
	Soles	8.00% - 14.20% A.N.(2023: 8.00% - 12.79% A.N.)	2025	3,441	7,364
	Reales	9.84%-25.44% A.N. (2023: 9.84%-13.08% A.N.)	2026	628	545
	USD	SOFR+ (3%-5.80%)	2025-2029	17,478	23,621
	USD	6.00%-19.68% A.N. (2023: 8% -19.68%A.N.)	2025-2026	18,736	21,396
Total Other term loans				$63,352	$80,717

1.	Other term loans includes reverse factoring transactions. The balance of reserve factoring as of December 31, 2024 and 2023 was of $13,933 and $18,849, respectively.

On June 28, 2022, Procaps, S.A. entered into a credit agreement with BTG Pactual (the “BTG Credit Agreement”) to borrow $8,672. The financial covenants required by the BTG Credit Agreement are as follows:

●	Consolidated Indebtedness Indicator (Indebtedness / EBITDA) must not be greater than 3.5 times.

●	EBITDA interest coverage ratio must not be less than 3 times.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

As part of the waiver negotiations, the lenders agreed to adjust the covenant ratios as noted below for the period ended June 30, 2023:

●	Procaps S.A. and its subsidiaries consolidated Indebtedness Indicator (Indebtedness / EBITDA) must not be greater than 4.5x.

●	Procaps S.A and its subsidiaries EBITDA interest coverage ratio must not be less than 1.8x.

Further, on September 29, 2023, the Group negotiated with BTG to change the covenant reporting entity to be the Group instead of just Procaps S.A. and its subsidiaries. The changes in the ratios are as follows:

●	For the remainder of 2023, Indebtedness Indicator (Indebtedness / EBITDA) must be greater than 4.30x. For the period starting 2024, it must be greater than 3.5x.

●	For the remainder of 2023, EBITDA interest coverage ratio shall be greater than 1.9x. For the period starting 2024, it must be greater than 3.0x.

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

The New BTG Credit Agreement requires the Group’s compliance with the following financial covenants, each measured on a trailing twelve-month basis on the final day of each period ending June 30 and December 31 2023:

●	Consolidated debt to consolidated EBITDA ratio of no greater than 3.50:1:00 (other than for the twelve-month period ended December 31, 2023, for which the ratio shall be no greater than 4.30:1.00).

●	EBITDA interest coverage ratio of greater than 3.00:1.00 (other than for the twelve-month period ended December 31, 2023, for which the ratio shall be greater than 1.90:1.00).

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

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Based on the consolidated financial results for the year ended December 31, 2024, the Company determined that it was not in compliance with the following financial covenant ratios:

●	Consolidated Total Indebtedness to Consolidated EBITDA ratio of 27.73x, compared to a maximum permitted ratio of 3.50x;

●	Consolidated EBITDA to Consolidated Interest Expense ratio of 0.32x, compared to a minimum required ratio of 3.00x;

As of December 31, 2024, the Group did not comply with other non-financial covenants and financial ratios to the lenders. As a result, the Group reclassified the respective indebtness for BTG Credit Agreement amounting $ 2,111 to current liabilities as of December 31,2024. In connection with these matters, the Company entered into forbearance agreements with the relevant lenders, pursuant to which the lenders agreed to temporarily forbear from exercising their rights and remedies arising from the covenant breaches, subject to the terms and conditions set forth therein. The forbearance agreements remained in effect as of December 31, 2024.

In December 2024, the Group, together with the respective borrowers, entered into amended credit agreements to refinance previously existing rollover loans for an amount of $28.3 million. These amendments include changes to maturity terms, updates to the interest rates to reflect market conditions at the time of celebrating the amendment and the inclusion of certain guarantees.

The Group organizes the rollovers into different categories depending on the subsidiary entering into each contract as follows categories. The refinancing resulted in the following payment commitments based on the aforementioned categories:

Category	Payment commitments	Company	Banks
Category 1	Monthly installments including the principal amount and the corresponding accrued interest from January 2026 to December 2026; except for Bretton Woods, which has monthly interest payments and a single capital payment in December 2026.	Funtrition S.A.S.	Banco de Occidente
Bretton Woods
ITAU
		Procaps S.A.	Banco de Bogotá
Banco de Occidente
Bancolombia
Bancoomeva
BBVA
BCP
		Rymco Medical S.A.S.	Banco de Occidente
		Colbras Industria e Comercio Ltda.	ITAU
Santander
Category 2	A single payment of principal and accrued interest in December 2025.	Procaps S.A. de CV	Banco Cuscatlán
Banco Davivienda
Banco Promerica
Dr. Nico
Gems
Pentágono
Category 3	Monthly installments including the principal amount and accrued interest from January 2025 to December 2025	Pharmarketing S.A.	Banco General de Panama
		Unimed del Perú S.A.	BAN BIF
Banco de Crédito del Peru

Supplier finance arrangements (Reverse factoring)

The Company operates the following types of supplier finance arrangements, primarily in Colombia, through Procaps S.A:

The company entered into supplier finance arrangements that permit the suppliers to obtain payment from the financial entities subject to an average discount of up to 2.2% M.N per cent. The discount represents less than the trade discount for early repayment commonly used in the market. The arrangements permit the financial entities to settle invoices of up to USD 3.0 million average per month.

In some cases, the supplier obtains payment prior to the invoice due date and the company repays the financial entities the full invoice amount on the scheduled payment date as agreed with the financial entities As the arrangements do not necessarily extend finance from the financial entities by paying them later than the company would have paid its suppliers, and the company do not incur in additional expenses, the company considers amounts payable to the financial entities should be presented as part of trade and other payables. As of 31 December 2024, 0.4% per cent of trade payables were amounts owed under these arrangements.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

The remaining financial amount assigned under these agreements are presented as part of borrowings due to they met the following criteria 1) the assignment is contractually initiated and decided by the company, 2) it extends the period in which the company regularly pays the supplier, 3) the amount of the invoices is paid to the financial entities, and 4) the supplier re charges the company for the discount withheld by the financial entity.

As of December 31
2024
Carrying amount of the financial liabilities that are subject to supplier finance arrangements
Presented as part of “Trade and other payables”, including:
Trade payables for which suppliers have already received payment from the finance provider	335
Presented as part of “Borrowings”, including:
Borrowings for which suppliers have already received payment from the finance provider	13,938
Range of payment due dates	Days
For liabilities presented as part of “Trade and other payables”:
Liabilities that are part of supplier finance arrangements	45-60
Comparable trade payables that are not part of supplier finance arrangements	30-180
For liabilities presented as part of “Borrowings”:
Liabilities that are part of supplier finance arrangements	30-180
Comparable trade payables that are not part of supplier finance arrangements	30-180

Changes in liabilities that are subject to supplier finance arrangements are primarily attributable to additions resulting from purchases of goods and services and subsequent cash settlements. There were no material non-cash changes in these liabilities.

The group does not face a significant liquidity risk as a result of its supplier finance arrangements given the limited amount of liabilities subject to supplier finance arrangements and the group’s access to other sources of finance on similar terms.

3. Lease liabilities

(In thousands of USD)	Principal currency	Range of Interest	Maturity Year	2024	2023
Lease liabilities	COP	IBR+3.82%-7.30%	2026 - 2030	$9,553	$11,082
	COP	IBR+4.20%-8.20%, 7.48%(2023: IBR+4.20%-8.20%)	2025-2031	8,816	6,340
	USD [1]	0.75%-24.00%(2023: 0.75%-24.00%)	2026-2028	10,450	17,180
	COP	1.91%-12.23%, IBR+4.68%	2023	-	-
	Reales	24.00% A.N.(2023: 0.33% - 19.08% A.N.)	2026	1,499	645
Total Lease liabilities				$30,318	$35,247

[1]	Includes lease liabilities of $1,331 (December 31, 2023: $1,501) with related party WM Partners, LP.

4.	Factoring obligations

(In thousands of USD)	Principal currency	Range of Interest	Maturity Year	2024	2023
Portfolio factoring	COP	DTF + 7.00% (2023: DTF+8.00%)	2024	$-	$1,802
	COP	(25.8% A.N (2023: 15%-27% A.N.)	2025	929	1,553
	Reales	15.96% - 18.00% A.N.	2025	3,123	551
	USD	9.50% A.N.(2023: 9.95% A.N.)	2025	225	205
Total Factoring obligations				$4,277	$4,111

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

5.	Bank overdraft

(In thousands of USD)	Principal currency	Range of Interest	Maturity Year	2024	2023
Overdrafts and credit cards	COP	32.00% A.E. (Fixed)	2025	$21	$20
	USD	SOFR+3.00%+FECI 1.00%	2025	-	18
	USD	17.00% -32.00% A.E. (Fixed)	2025	58	115
Total Overdrafts and credit cards				$79	$153

6.	Senior Notes

(In thousands of USD)	Principal currency	Range of Interest	Maturity Year	2024	2023
The Prudential Insurance Company Of America	USD	8.50% A.N.(Fixed)	2031	$60,020	$60,020
Prudential Annuities Life Assurance Corporation	USD	8.50% A.N.(Fixed)	2031	29,980	29,980
Healthspring Life & Health Insurance Company, Inc	USD	8.50% A.N.(Fixed)	2031	18,350	18,350
CIGNA Health and Life Insurance Company	USD	8.50% A.N.(Fixed)	2031	6,650	6,650
Total Senior Notes				$115,000	$115,000

On November 12, 2021, the Group closed the private placement offering of $115 million aggregate principal amount of 4.75% guaranteed senior notes (the “Senior Notes”) issued by Procaps, S.A., a subsidiary of the Group, due November 12, 2031, pursuant to the NPA entered into on November 5, 2021 with The Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Healthspring Life & Health Insurance Company, Inc. and Cigna Health and Life Insurance Company Inc

The Senior Notes are a senior unsecured obligations of Procaps, S.A. and unconditionally guaranteed by Sofgen Pharma, S.A. and the following subsidiaries of the Group: C.I. Procaps, S.A., Diabetrics Healthcare S.A.S., Pharmayect S.A., Procaps, S.A. de C.V., Biokemical, S.A. de C.V., Colbras Indústria e Comércio Ltda., and Sofgen Pharmaceuticals LLC.

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

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

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

The consolidated total debt of Procaps, S.A., the Group and the other obligors thereunder to consolidated EBITDA for the last twelve months of 4.00:1.00 or less:

●	An EBITDA interest coverage ratio in excess of, or equal to, 2.20:1.00.

●	Short-term leverage ratio equal to or less than 1.60:1:00.

As of June 30, 2023 the Group obtained an Additional waiver under the NPA in anticipation of a potential breach of the covenant ratios contained within the March 31, 2023 waiver. For the periods ending June 30 and September 30, 2023, the lenders agreed to adjust the covenant ratios as noted below (the covenants returned to the original terms from December 31, 2023, onwards):

●	The consolidated total debt of Procaps, S.A., the Group and the other obligors thereunder to consolidated EBITDA for the last twelve months of 4.30:1.00 or less.

●	An EBITDA interest coverage ratio in excess of, or equal to, 1.90:1.00.

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

As a result, the Group reclassified the respective indebtedness for the NPA, amounting to $115,000 to current liabilities as of December 31, 2023. This reclassification causes the Group to breach the short-term leverage ratio under the NPA as of December 31, 2023.

On March 29, 2024, the Group obtained the March 2024 waivers, under which, the noteholders agreed to adjust the short-term leverage ratio to be less than or equal to 3.0 for the period ended December 31,2024.

On August 25, 2024, a Forbearance Agreement was executed with all financial creditors, which became effective upon satisfaction of the applicable conditions. Under this agreement, such creditors agreed to temporarily forbear from exercising rights and remedies under the financing documents.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

The specified defaults include: (i) payment defaults relating to principal and interest under the credit agreement maturing on August 25, 2024; (ii) breaches of financial covenants measured as of December 31, 2023 and March 31, 2024; (iii) failures to deliver financial information and certifications required under the financing documents, which remained outstanding as of December 31, 2024; and (iv) certain cross-default and notification events.

The Forbearance does not constitute a waiver or release of the Specified Defaults, and the financing documents (including the Note Purchase Agreement, in respect of which the corresponding NPA Forbearance Agreement remained in effect) continue to remain in full force and effect, except as expressly provided in the Forbearance Agreement.

As of December 31, 2024, the Forbearance Period remained in effect for the NPA, with no Termination Event having occurred, in the context of ongoing negotiations with creditors regarding amendments to the credit terms.

During 2024, the Company continued to operate under the amended covenant framework. However, as a result of liquidity constraints experienced during the third quarter of 2024 and delays in the issuance of financial statements, the Group was not in compliance with certain financial and non-financial covenants under the applicable credit agreements, including leverage-related ratios (EBITDA to Debt coverage ratio and EBITDA to interest expenses coverage ratio) and timely delivery obligations.

In response to these covenant breaches, the Company entered into forbearance arrangements with its financial creditors during 2024 (the “Forbearance Agreements”), pursuant to which the lenders agreed to temporarily forbear from exercising their rights and remedies, including acceleration rights, arising from such events of default, subject to specified conditions.

These arrangements remained in effect for the Syndicated loan, BTG and Noteholders while the Company negotiated a comprehensive restructuring of its debt obligations. All other credit facilities were successfully restructured before the end of 2024.

Based on the consolidated financial results for the year ended December 31, 2024, the Company determined that was not in compliance with the following financial covenant ratios:

●	Consolidated Total Indebtedness to Consolidated EBITDA ratio of 27.73x, compared to a maximum permitted ratio of 3.50x;

●	Consolidated EBITDA to Consolidated Interest Expense ratio of 0.32x, compared to a minimum required ratio of 3.00x;

In addition, as of December 31, 2024, the Company had not delivered certain quarterly and annual financial statements and related compliance certificates within the time periods required under the Credit Agreements. The failure to timely deliver such financial information constituted an event of default under the applicable agreements.

These covenant breaches are consistent with the Specified Defaults previously disclosed and are subject to the Forbearance Agreements entered into with the relevant lenders. As of December 31, 2024, such Forbearance Agreements remained in effect, pursuant to which the lenders agreed to temporarily refrain from exercising their rights and remedies in respect of the specified events of default, subject to the terms and conditions set forth therein.

As a result, the Group reclassified the respective indebtedness of $115,000 to current liabilities as of December 2024 (2023; 115,000) related to the NPA.

For information related to debt financial restructuring refer to Note 32. Events after the reporting period.

Working capital

Reconciliation of liabilities arising from financing activities

	January 1, 2024	Payment cash flows	New liabilities [1]	Other changes [2]	December 31, 2024
Syndicated term loans	64,275	(877)	-	(8,458)	54,940
Other term loan	80,717	(96,246)	82,882	(4,001)	63,352
Lease liabilities	35,247	(5,697)	3,849	(3,081)	30,318
Factoring obligations	4,111	(34,456)	35,566	(944)	4,277
Bank overdrafts	153	(4,041)	3,970	(3)	79
Notes	115,000	-	-	-	115,000
Secured convertible notes	-	-	40,000	(1,253)	38,747
Total liabilities from financing activities	$299,503	$(141,317)	$166,267	$(17,740)	$306,713

1.	New liabilities include non-cash activities for invoices from suppliers financed via reverse factoring $40,739 and new lease liabilities for $3,849.

2.	Other changes mainly include foreign currency exchange differences of $16,488 and cost amortization of $70.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

	January 1, 2023	Payment cash flows	New liabilities [1]	Other changes [2]	December 31, 2023
Syndicated term loans	38,626	(4,043)	5,556	24,136	64,275
Other term loan	96,851	(112,880)	102,677	(5,931)	80,717
Lease liabilities	34,192	(5,992)	2,574	4,473	35,247
Factoring obligations	2,317	(20,607)	21,702	699	4,111
Bank overdrafts	80	(425)	479	19	153
Notes	115,000	-	-	-	115,000
Total liabilities from financing activities	$287,066	$(143,947)	$132,988	$23,396	$299,503

1.	New liabilities include non-cash activities for invoices from suppliers financed via reverse factoring $47,161 and new lease liabilities for $2,574.

2.	Other changes include foreign currency exchange differences, cost amortization of $98 and the novation of debt of $13,707 between the Other term loan and the Syndicated term loan.

Note 21. Secured convertible note

2024
Proceeds of issue of secured convertible notes	40,000
Transaction costs	(1,386)
Net proceeds from issue of secured convertible notes	38,614

Equity component	192
Transaction costs relating to equity component	(6)
Secured convertible note	186

Liability component at date of issue (net of transaction costs)	38,428
Interest charged (using effective interest rate)	319
Secured convertible note	38,747

On November 29 and December 29, 2024, Hoche Partners Pharma Holding S.A. subscribed for two secured convertible notes issued by the Company, each with a nominal amount of $20,000, for an aggregate principal amount of $40,000.

The notes are secured by a pledge of the shares of Crynssen Pharma Group Ltd. pursuant to a Pledge Agreement, which may be enforced in the event of a default or other breach of the contractual obligations under the notes.

The notes are convertible into ordinary shares of the Group upon the occurrence of certain events and subject to the terms and conditions set forth in the executed Secured Convertible Note Agreement.

Interest on the notes accrues at an annual rate of 8.5%, calculated on a daily basis and compounded quarterly. Accrued interest is quarterly capitalized and added to the principal balance rather than paid in cash.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

The notes include two conversion mechanisms:

a) Automatic conversion

The notes are subject to automatic conversion if the Company raises new financing from third-party investors in an amount of at least USD 35,000 prior to maturity, in which case the conversion price is contractually fixed at USD 0.75 per share.

b) Optional conversion

The holder may elect to convert all or a portion of the outstanding principal amount, including accrued interest, at any time up to the last five (5) business days prior to June 30, 2025.

Upon conversion, the Group is required to issue warrants equal to 0.25 times the number of ordinary shares issued upon such conversion.

Note 22. Deferred tax

The deferred tax assets and liabilities by type of temporary difference are as follows:

	As of December 31,
	2024	2023
Net deferred tax asset (liability)
Trade and other receivables	$7,999	$13,362
Inventories	5,368	3,199
Property, plant and equipment	(2,380)	(4,251)
Intangibles	(2,247)	(6,540)
Borrowings and trade and other payables	8,346	224
Provisions and other liabilities	3,603	1,014
Tax losses	4,750	381
Others	2,128	601
Total net deferred tax asset (liability)	$27,567	$7,990

	As of December 31
	2024	2023
Deferred tax asset	$28,260	$10,475
Deferred tax liability	(693)	(2,485)
Net deferred tax asset	$27,567	$7,990

	2024	2023
Balance as of January 1	$7,990	$738
Recognized in Profit or Loss	20,358	7,275
Recognized in Other Comprehensive Income [1]	(133)	85
Others [2]	(648)	(108)
Balance as of December 31	$27,567	$7,990

[1]	Deferred tax related to employee defined benefit plans.

[2]	Deferred tax arising from the purchase price allocation of intangible assets recognized in connection with the acquisition of Procaps S.A. de C.V. (formerly Laboratorios López S.A. de C.V.), and foreign currency translation effects.

The deferred tax assets are ordinary in nature and arise primarily from deductible temporary differences related to impairment of trade receivables for financial reporting purposes; differences between the carrying amount and the tax base of inventories, property, plant and equipment, intangibles, right-of-use assets and provisions, as well as unused tax losses in certain entities.

In assessing the recoverability of deferred tax assets, management considered that one of the main operating entities incurred accounting losses in two of the last three financial years, which constitutes negative evidence under IAS 12.35. Management evaluated this negative evidence in conjunction with positive evidence, including the expected reversal of taxable temporary differences and entity-level financial projections reflecting improved operating performance. Based on this combined assessment, management concluded that it is probable that sufficient future taxable profits will be available to utilize the deductible temporary differences and tax losses.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

This assessment is based on the expected reversal of taxable temporary differences and on forward-looking taxable profit projections prepared at the individual legal entity level, which reflect management’s current business plans and expected operating performance. As the utilization of deferred tax assets depends on the generation of taxable income by each entity, recoverability is assessed on an entity-by-entity basis rather than on consolidated results.

Tax losses recognized as deferred tax assets may be carried forward for up to 12 years under Colombian income tax law. Based on the expected timing of reversal of temporary differences and projected taxable profits, it is expected that such losses to be utilized within the applicable carryforward period.

Note 23. Employee benefit liabilities

	As of December 31
	2024	2023
Post – employement benefits
Pension	$1,742	$1,557
Voluntary retirement plan	1,877	1,954
Other plans	909	953
Subtotal	4,528	4,464
Salarie and other short terms employee benefits	10,098	8,305
Total	14,626	12,769

Current	10,098	8,305
Non- Current	$4,528	$4,464

The Group contributes to the following post-employment defined benefit plans:

a)	Ecuador Retirement Plan entitles employees who provide services continuously for 20 years or more to retirement and to receive the employee benefits granted by the Social Security Public Institute (IESS, for its acronym in Spanish), which requires the Group to pay an amount equivalent to 25% of the employee’s monthly salary multiplied by the years of service rendered at the time of retirement. This plan is applicable to the Group’s subsidiary in Ecuador, Roddome Pharmaceutical. The El Salvador Voluntary Retirement Plan establishes a compensation for employees who voluntarily retire after completing at least two years of full and continuous service. The benefit consists of an economic compensation equivalent to fifteen days of base salary for each year of service, subject to a cap equal to twice the current legal daily minimum wage applicable to the Group’s corresponding economic activity sector. Procaps Colombia grants a bonus payment to employees who have reached retirement age, 57 years for women and 62 years for men, and have been employed by the Group for a minimum of five years. The bonus is calculated based on the employee’s years of service and the last salary paid at the time of retirement.

Changes in net defined benefit liability

The movement in the periods with respect to the defined benefit obligation is as follows:

	2024	2023
Balance as of January 1	$4,464	$4,633
Included in profit or loss
Current service cost	622	547
Interest cost	227	455
Subtotal	5,313	5,635
Included in OC
Actuarial (gain) loss resulting from change in demographic assumptions	37	(26)
Actuarial (gain) loss resulting from change in financial assumptions	217	247
Adjustment	238	(1,124)
Subtotal	492	(903)

Benefits paid	(1,199)	(949)
Effect of foreign currency exchange differences	(78)	681
Subtotal	(1,277)	(268)
Balance as of December 31	$4,528	$4,464

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Actuarial assumptions

The following were the main actuarial assumptions at the reporting date (expressed as weighted averages):

2024	Colombia	Ecuador		Salvador
Discount rate	9.50%		5.38%	5.52%
Expected salary increase	5.50%		2.50%	4.00%
Unified basic salary (SBU)	-	USD	460,00	-
Pension increase rate	-		0.40%	-
Mortality Table	RV 08		TM General IESS–2002	CSO 80
Turnover Table	128.58% SOA 2003		TR Risko–2024	32.86%

2023	Colombia	Ecuador		Salvador
Discount rate	9.50%		5.16%	6.24%
Expected salary increase	5.50%		2.75%	4.00%
Unified basic salary (SBU)	-	USD	450,00	-
Pension increase rate	-		0.40%	-
Mortality Table	RV 08		TM General IESS–2002	CSO 80
Turnover Table	128.58% SOA 2003		TR Risko–2023	22.86%

Note 24. Trade and other payables

	As of December 31
	2024	2023
Trade payables	$83,093	$79,799

Other payables
Interest payable	15,762	5,479
Withholdings and payroll contributions	2,560	3,429
Others	5,576	4,356
Total other payables	23,898	13,264
Total accounts payable	$106,991	$93,063

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Note 25. Provisions and contingencies

	2024	2023

Balance as of January 1	$142	$138
Effect of foreign currency exchange rate changes	(34)	14
Provisions made	595	91
Provisions used	(387)	(101)
Balance as of December 31	$316	$142

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

Legal provisions

Softcaps legal proceedings – The total balance of $159 (2023: $58) is comprised of labor, administrative, and civil litigation. There are no tax litigation provisions recognized as of December 31, 2024 and 2023.

The remaining balance of $156 (December 31, 2023: $84) is for labor litigation in Procaps, S.A.

Contingencies

Procaps SA de CV legal proceedings - The General Tax Directorate of El Salvador (DGII), determined that the company failed to declare taxable and presumed income from revenue obtained and loans made to non-domiciled companies in 2018, the proposed tax charge and sanction amounts to $1,087. Also, the DGII determined that the company incurred in the infraction of non-intentional evasion due to the incorrect filing of the “VAT” declarations for 2019. The proposed tax charge and penalty amounts to $348 as of December 31, 2024.

Furthermore, in 2024, the DGII notified and determined that the Company failed to report taxable income and deducted non-allowable costs and expenses. Additionally, the Company submitted information outside the established deadlines and did not provide the information required for the 2021 income tax return. As a result, the proposed tax charge and sanction amounts to USD 2,783.

However, the Group’s external advisor indicates that it is not probable for this claim to proceed, therefore, there is no provision for the effect of this contingency.

Rymco S.A. legal proceedings - HSMY Co Ltda. has filed a claim against Rymco S.A. for outstanding amounts related to unpaid invoices. The amount claimed is $454. Based on the assessment of external legal counsel, the claim is currently not considered probable of success; therefore, no provision has been recognized.

Note 26. Shareholder’s equity

Note 26.1. Authorized and issued shares

The authorized shareholder’s equity is represented by 800,000,000 (2023: 800,000,000, 2022: 800,000,000) Ordinary Shares with a par value of one cent each, of which 112,824,184 (2023: 112,824,184, 2022: 112,824,184) are issued and outstanding as of December 31,2024. Ordinary Shares grant one vote per share and one right to dividends. Also, 4,000,000 Redeemable A Shares are issued and held in treasury by the Group and 4,500,000 Redeemable B Shares are issued and held in treasury by the Group.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Reconciliation of share capital and share premium related to the reverse reorganization:

Ordinary authorized and issued shares	Number of shares	Share capital amount	Share premium
As of January 1, 2022	101,109,572	1,011	377,677

As of December 31, 2022	101,109,572	1,011	377,677
Treasury shares acquired (a)	-	-	(2,184)
As of December 31, 2023	101,109,572	1,011	375,493
Treasury shares acquired (a)	-	-	(823)
Effect of Master Termination and Release Agreement	-	-	18,161
Other	-	-	20
As of December 31, 2024	101,109,572	1,011	392,851

a.	Treasury shares – Comprises the cost of the Company’s shares held by the Group.

Note 26.2. Reserves

	As of December 31
	2024	2023
Legal [1]	$5,082	$4,898
Working Capital [2]	42,425	42,209
General [3]	9,585	3,131
	$57,092	$50,238

	2024	2023
Balance as of January 1	$50,238	$45,743
Increase in working capital reserves	216	1,358
Increase in legal reserves	184	6
Increase in general reserves	6,454	3,131
Balance as of December 31	$57,092	$50,238

[1]	Legal Reserves – Includes the appropriate values from net income to comply with legal provisions related to asset protection according to applicable jurisdictions with cumulative earnings.
[2]	Reserves for working capital – These are eventually used to transfer earnings from the retained earnings for appropriation purposes.
[3]	General reserves – These are eventually used to transfer earnings from the retained earnings for fulfilling various business needs, like enhancing the working capital, distributing dividends to the shareholders, meeting various kinds of other contingencies, etc.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Note 27. Earnings Per Share

The Group reports net earnings per share in accordance with IAS 33 - Earnings Per Share. The income (loss) per share is calculated by dividing the (loss) income for the year attributable to ordinary equity holders of the Group by the weighted average number of Ordinary Shares outstanding in the year.

The (loss) income per fully diluted share shall be calculated based on the (loss) income for the year divided by the weighted average number of fully diluted shares. No dilutive effect has been identified for the years ended December 31, 2024, 2023 and 2022.

	2024	2023	2022
Net (loss) income of the year	(68,300)	40,343	36,126
Number of Ordinary Shares issued at December 31*	100,271	100,456	101,110
Weighted average basic number of Ordinary Shares	100,271	101,006	101,110
Weighted average diluted number of shares	100,271	101,006	101,110
Basic and diluted (loss) income per share in the year	(0.68)	0.40	0.36

*	Includes 903,075 shares held under put option before the transaction as such ordinary shareholders were entitled to receive dividends.

Note 28. Warrant Liabilities

	As of December 31
	2024	2023
Public warrants	$840	$2,600
Private warrants [1]	127	439
	$967	$3,039

[1]	Private warrants include 2,875,000 warrants held by the former SPAC sponsors deposited in an escrow account.

Note 28.1. Public warrants

	2024	2023
As of January 1	$2,600	$9,200
Fair value remeasurement	(1,760)	(6,600)
As of December 31	$840	$2,600

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

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

Additionally, Public Warrants also meet the definition of a derivative, which may be settled other than by the exchange of a fixed amount of cash for a fixed number of the entity’s shares. Therefore, Public Warrants are classified as derivatives and financial liabilities, these shall be initially measured at fair value, with subsequent changes in fair value recognized in profit or loss. Refer to Note 10. Net finance (expense) income.

Note 28.2. Private warrants

	2024	2023
As of January 1	$439	$1,716
Fair value remeasurement	(312)	(1,277)
As of December 31	$127	$439

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

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

Warrants in escrow

On September 30, 2021, concurrently with the execution of the Business Combination Agreement, the SPAC, Holdco, OpCo, certain OpCo Shareholders and certain shareholders of the SPAC prior to the consummation of the Transaction (including the SPAC Sponsors), entered into the Transaction Support Agreement, pursuant to which the SPAC Sponsors agreed to forfeit of their Private Placement Warrants immediately prior to the Merger and to subject certain of their Holdco Ordinary Shares and Private Warrants to certain restrictions by depositing such securities in an escrow account.

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

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

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

Private Warrants issued by the Holdco which are deposited in escrow and are subject to cancellation if certain conditions are not met are recorded as contingent consideration and therefore initially measured at fair value. Further, since they are liability classified instruments, subsequent changes in fair value are recognized in profit or loss as Net finance (expense) income. Refer to Note 10. Net finance (expense) income.

Note 29. Shares in an escrow

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

b) Eligible Procaps Shareholders Holdco Ordinary Shares in escrow: On the closing of the Transaction, 10,464,612 Holdco Ordinary Shares received in the Exchange (the “ECS Escrowed Securities”) by certain OpCo Shareholders were deposited in escrow. Fifty percent (50%) of the ECS Escrowed Securities will be released to such OpCo Shareholders if the closing price of the Holdco Ordinary Shares on the Nasdaq Stock Market equals or exceeds $12.50 per Holdco Ordinary Share for any 20 trading days within any 30-day trading period, and the remaining 50% of the ECS Escrowed Securyties will be released to such OpCo Shareholders if the closing price of the Holdco Ordinary Shares on the Nasdaq Stock Market equals or exceeds $13.00 per Holdco Ordinary Share for any 20 trading days within any 30-day trading period.

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

If OpCo consummates a liquidation, merger, stock exchange or other similar transaction which results in all of its shareholders having the right to exchange their Holdco Ordinary Shares for cash, securities or other property, then all Sponsor Escrowed Securities and the ECS Escrowed Securities will be released to the SPAC Sponsors and those certain OpCo Shareholders. Any Sponsor Escrowed Securities and the ECS Escrowed Securities not released from escrow within ten years from the date of the closing of the Transaction will be released by the escrow agent to Holdco for cancellation.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

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

	2024	2023
As of January 1	$28,877	$40,064
Fair value remeasurement	$(12,646)	$(11,187)
As of December 31,2024	$16,231	$28,877

As of December 31,2024, shares held in escrow measured at fair value include $14,499 and $1,732 (2023: $25,795 and $3,081) owned by the Minski Family and Union Acquisition Associates II, LLC, respectively, which are related parties.

Note 30. Financial instruments

30.1 Accounting classification and fair value

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

	As of December 31,2024			As of December 31, 2023
	FVTPL[1]	FVOCI[2]	Amortized Cost[3]	FVTPL[1]	FVOCI[2]	Amortized cost[3]
Financial assets not measured at fair value
Trade and other receivables, net	$-	$-	78,318	$-	$-	$124,854
Amounts owed by related parties, net	-	-	3,107	-	-	3,908
Cash and cash equivalents	30,317	-	-	17,514	-	-
Other financial assets	-	-	184	-	-	8,496
Total financial assets not measured at fair value	$30,317	-	$81,609	$17,514	$-	$137,258

Financial liabilities measured at fair value
Warrant liabilities	967	-	-	3,039	-	-
Shares held in escrow	16,231	-	-	28,877	-	-
Derivative financial liabilities	-	-	-	-	1,792	-
Total financial liabilities measured at fair value	$17,198	-	-	$31,916	$1,792	$-
Financial liabilities not measured at fair value
Borrowings	-	-	267,966	-	-	299,503
Secured convertible note	-	-	38,747	-	-	-
Trade and other payables	-	-	106,991	-	-	93,063
Amounts owed to related parties	-	-	7,155	-	-	21,233
Total financial liabilities not measured at fair value	$-	$-	$420,859	$-	$-	$413,799

[1]	The fair value is comprised of $840 level 1 and $16,231 level 3 as of December 31,2024 (2023: $2,600 and $28,877, respectively).
[2]	The fair value of the exhibited figures as of December 31, 2023 are Level 2.
[3]	The amortized cost approximates fair value as of December 31,2024 and December 31, 2023, respectively.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

30.2 Measurement of fair values

The following table shows the valuation techniques used in measuring Level 3 fair values for financial instruments in the Consolidated Statement of Financial Position, as well as the significant unobservable inputs used.

Type	Fair value	Valuation Technique	Significant unobservable input	Relationship between significant unobservable inputto fair value	Sensitivity of significant unobservable input to fairvalue
					+5%	-5%
Private warrants in escrow	$127	The fair value of the Private Warrants is estimated using the Black-Scholes option pricing formula for European calls, since the underlying stock is not expected to pay dividends over the term of the Warrants.	Volatility of 61.0%(2023: 38.8%)	The higher (lower) the volatility, the higher (lower) the fair value.	$171	$59
Private warrants not escrow	22	The fair value of the Private Warrants is estimated using Monte Carlo simulation in a risk-neutral framework assuming a Geometric Brownian Motion for the future stock price.	Volatility of 61.0%(2023: 38.8%)	The higher (lower) the volatility, the higher (lower) the fair value.	$34	$13
Shares held in escrow	16,231	The fair value of the shares to be delivered is estimated using Monte Carlo simulation in a risk-neutral framework assuming a Geometric Brownian Motion for the future stock price.	Volatility of 62.5%(2023: 44.0%)	The higher (lower) the volatility, the higher (lower) the fair value.	$17,730	$14,596

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

30.3 Financial risk management

The Group has exposure to the following risks arising from financial instruments:

●	Credit risk

●	Liquidity risk

●	Market risk, including: currency and interest rate risk

30.3.1. Risk management framework

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

30.3.2. Credit risk

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

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure of the Group. The carrying amount is presented net of impairment losses. None of the receivable balances as of December 31,2024 or December 31, 2023 constitutes a significant concentration of credit risk. There are no other single customers representing more than 10% of total gross trade receivables for the years ended December 31, 2024 and December 31, 2023.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

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

The following table provides information about the exposure to credit risk and expected credit losses for Trade and other receivables and Amounts owed by related parties as of December 31,2024 and December 31, 2023:

December 31,2024	Current (not past due)	1-30 days past due	31-60 days past due	61-90 days past due	91-120 days past due	More than 120 days past due	Total
Weighted-average loss rate	3.80%	12.99%	8.58%	13.58%	13.69%	61.88%	19.31%
Gross carrying amount	87,647	9,197	6,827	3,858	5,165	36,221	148,915
Impairment loss allowance	(3,329)	(1,195)	(586)	(524)	(707)	(22,414)	(28,755)
	84,318	8,002	6,241	3,334	4,458	13,807	120,160

December 31, 2023	Current (not past due)	1-30 days past due	31-60 days past due	61-90 days past due	91-120 days past due	More than 120 days past due	Total
Weighted-average loss rate	0.24%	3.33%	3.53%	4.64%	8.44%	83.33%	14.21%
Gross carrying amount	142,127	9,669	7,257	5,972	4,691	32,590	202,306
Impairment loss allowance	(340)	(322)	(256)	(277)	(396)	(27,156)	(28,747)
	141,787	9,347	7,001	5,695	4,295	5,434	173,559

For the year ended December 31,2024, additions of $2,619 (2023: $3,840) to the impairment loss allowance were recognized within Sales and marketing expenses and these amounts includes reversal of $739 (2023: $909) of impairment losses recognized for balances in connection with related parties and others, net $2,411 (2022: $1,982).

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

30.3.3. Market risk

Net Investment Hedges

A foreign currency exposure arises from the Group’s net investment in its subsidiary Procaps, S.A., that is a Colombian Peso functional currency entity. The risk arises from the fluctuation in spot exchange rates between the Colombian Peso and the USD, which causes the amount of that net investment to vary.

Part of the Group’s net investment in Procaps, S.A. is hedged by average rate forward contracts (pay Colombian Peso and receive USD), which mitigates the foreign currency risk arising from the subsidiary’s net assets. The forward contracts are designated as hedging instruments for the changes in the value of the net investment that are attributable to changes in the Colombian Peso/USD spot rate. The counterparty is a top-tier financial institution with low credit risk.

The hedged risk in the net investment hedge is the risk of a weakening Colombian Peso against the USD that will result in a reduction in the carrying amount of the Group’s net investment in Procaps, S.A. The Group has established a hedge ratio of 1:1 where the notional amounts of the hedging instruments match the carrying amount of the hedged net investment.

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

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

As of December 31, 2023
	Carrying amount		Line item in the statement of financial position where the hedging instrument is	Change in value used for calculating hedge
Average Currency Forward Contracts (Sell COP)	Assets	Liabilities	included	ineffectiveness
Less than 3 months	—	1,792	Hedging derivative financial instruments	1,792

As of December 31, 2023
Average Currency Forward Contracts (Sell COP)	Change in value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in PL	Line item in profit or loss that includes hedge ineffectiveness
Less than 3 months	1,792	—	N/A

The amounts related to items designated as hedged items were as follow:

As of December 31, 2023
	Change in value used for calculating hedge ineffectiveness	Foreign currency translation reserve for continued hedges	Balances remaining in the foreign currency translation reserve from hedging relationships for which hedge accounting is no longer applied
Net investment in Procaps S.A.	1,792	1,792	1,878

Foreign currency risk

The Group carries out transactions denominated in foreign currency, mainly imports, exports and indebtedness; thereby generating exposures to exchange rate fluctuations. The Group does not usually cover exposures to the exchange rate, but rather monitors frequently the foreign exchange market as a strategy to prevent significant loss in the short- and medium-term.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Assets		Liabilities
	2024	2023	2024	2023
COP	463,426	133,255	(388,308)	(111,164)
Reales	17,399	7,462	(11,684)	(1,178)
Cordoba	2,037	3,154	(14,446)	-
Quetzales	1,352	2,440	(14,830)	(107)
Soles	4,825	3,687	(164)	(254)
Dominican Peso	1,228	3,673	(817)	(133)
Colones	6,714	2,300	(253,826)	(9)

The following table details sensitivity per company to a 10% increase and decrease in the U.S. dollar against the relevant foreign currencies. The sensitivity analysis includes only the outstanding monetary items denominated in foreign currency and adjusts its conversion at the end of the period for a 10% change in exchange rates.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

	+10% Impact to profit or loss before tax		-10% Impact to profit or loss before tax
	2024	2023	2024	2023
COP	(1,549)	(1,381)	1,893	1,688
Reales	(84)	(566)	103	698
Cordoba	31	(287)	(38)	350
Quetzales	159	(212)	(194)	259
Soles	(77)	(313)	94	381
Dominican Peso	(609)	12	744	(14)
Colones	44	628	(54)	(728)

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

The following sensitivity analyzes have been determined based on exposure of financial liabilities to the highlighted variable interest rates:

	December 31,2024			December 31, 2023
	Carrying amount	+1%	-1%	Carrying amount	+1%	-1%
DTF/IBR	80,766	81,573	79,958	97,532	98,507	96,557
SOFR	17,478	17,653	17,303	23,638	23,875	23,401
Total	98,244	99,226	97,261	121,170	122,382	119,958

$98,244 or 36.66% as of December 31, 2024 and 121,170 or 40.46% as of December 31, 2023, of the Group’s interest-bearing financial liabilities bears interest at a variable rate. An increase of 1% in interest rates for the year ended December 31, 2024 would have decreased profit before tax by $982 in December 31,2024 and decreased profit before tax by $1,212 in December 31, 2023. A decrease of 1% will have an equal and opposite effect on profit before tax. This sensitivity does not include the balances of financial obligations with a fixed rate.

30.3.4. Liquidity risk

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

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

As part of other liabilities within borrowings, the Group includes obligations to factors associated with factoring and reverse factoring arrangements. Ordinary payment terms with suppliers range between 60 and 90 days but may be extended through reverse factoring arrangements up to 180 days in aggregate.

The Group’s obligations to individual factors typically is less than 5% of the Group’s total indebtedness. The majority of the Group’s factoribng obligations are concentrated with Banco Serfinanza S.A. and Nefincol S.A.S., while the main reverse factoring obligations are concentrated with Sufactura S.A., Bancolombia S.A. and Finamco S.A.S.

The following table details the most representative remaining contractual maturity and repayment periods of the Group’s financial liabilities. This reflects the undiscounted cash flows of financial liabilities, considering the date on which the Group must make the final payments.

	As of December 31,2024
	Carrying amount	Contractual cash flows	Less than 1 year [1]	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	$237,648	$333,616	$314,144	$19,472	$-	$-	$-
Trade and other payables	106,991	106,991	106,991	-	-	-	-
Lease liabilities	30,318	40,524	10,184	6,702	5,480	12,111	6,047
Amounts owed to related parties	7,155	7,155	7,155	-	-	-	-
Secured convertible note	38,747	38,747	38,747	-	-	-	-
	$420,859	$527,033	$477,221	$26,174	$5,480	$12,111	$6,047

1.	As mentioned in Note 20. Borrowings, as of December 31,2024, $164,324 in the aggregate were classified as payable in less than 1 year as a result of a breach in certain covenants included under the NPA, BTG and the New Banco Credit Agreement.

	As of December 31, 2023
	Carrying amount	Contractual cash flows	Less than 1 year [1]	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	$264,256	$301,502	$299,966	$1,269	$267	$-	$-
Trade and other payables	93,063	93,063	93,063	-	-	-	-
Lease liabilities	35,247	54,285	9,038	8,956	6,901	15,397	13,993
Amounts owed to related parties	21,233	21,233	21,233	-	-	-	-
	$413,799	$470,083	$423,300	$10,225	$7,168	$15,397	$13,993

1.	As mentioned in Note 20. Borrowings, as of December 31,2023, $190,137 in the aggregate were classified as payable in less than 1 year as a result of a breach in certain covenants included under the NPA, BTG and the New Banco Credit Agreement.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

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

The Group is not subject to any externally imposed capital requirement. The main indebtedness of the Group is associated with the balances of a Syndicated Loan and the Senior Notes and are subject to covenants that obligate it to comply with a series of financial indicators, primarily financial leverage (Debt/EBITDA), short-term leverage ratio and EBITDA on interest expense. These financial indicators serve as local management parameters.

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

Indebtedness Index

The indebtedness index for the reporting period is the following:

	2024	2023
Total assets [1]	411,693	472,499
Total liabilities [2]	463,780	473,235
Liabilities to assets ratio	0.89	1.00

[1]	Defined as short-term assets plus long-term assets
[2]	Defined as short-term liabilities plus long-term liabilities

Note 31. Related party transactions

Balances and transactions between the Group and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its related parties are disclosed below.

Outstanding activities

During the year, the Group entities carried out the following transactions with joint ventures and other related parties:

	For the year ended December 31
	2024	2023	2022
Sale of finished products	$2,396	$4,534	$7,733
Revenue from services and consulting	$531	$478	$1,034
Purchases of raw materials and other services	$20,200	$15,542	$12,367

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

For the year ended December 31, 2024 and 2023 there were no interest expense derived from related parties (2022: $76).

For the year ended December 31, 2024 other expenses derived from related party transactions are comprised of donations $730 (2023: $690), leases $492, consulting services $97 and others $532, which are recognized as other expenses in profit or loss.

The following current amounts were outstanding at the reporting date:

	As of December 31
	2024	2023
Trade and other receivables by related parties	$14,611	$13,474
Loans owed by related parties	986	2,272
Less: provisions	(12,490)	(11,838)
Amounts owed by related parties, net	$3,107	$3,908

The movements in the provision for doubtful accounts receivable from related parties are as follows:

	2024	2023
Balance as of January 1	(11,838)	(11,769)
(Impairment) reversals	(739)	909
Effect of foreign currency exchange differences	87	(978)
Balance as of December 31	(12,490)	(11,838)

	As of December 31
	2024	2023
Trade and other payables to related parties	$7,095	$8,083
Loans owed to related parties[1]	60	13,150
Amounts owed to related parties	$7,155	$21,233

Current	$7,155	$21,233
Non-current	$-	$-

[1]	As of December 31, 2023, the Group had outstanding liabilities amounting to $13,090 related to the loan with Herfroze and Bindermoor, related parties under control of the former shareholders of the Group. In 2024 such obligations were irrevocably extinguished and released under the Master Termination and Release Agreement. The derecognition of the related liabilities was recognized in equity as of December 31, 2024.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

All outstanding balances with these related parties are priced on an arm’s length basis and are to be settled in cash within two months of the reporting date. None of the balances are secured. No expense has been recognized in the current year or prior year for bad or doubtful debts in respect of amounts owed by related parties.

Loans to and from related parties

Loans to related parties	2024	2023
Balance as of January 1	$-	$215
Loan repayments received	-	(215)
Balance as of December 31, 2024	$-	$-

Loans from related parties	2024	2023
Balance as of January 1	$-	$61
Loan received (repayments)	5,071	(61)
Capitalizations effect on share premium account	(5,071)	-
Balance as of December 31, 2024	$-	$-

As of December 31, 2024 and 2023, the Group had no outstanding loan balances with related parties.

No loss allowance was recognized in expense in 2024 or 2023.

Transactions with directors and executive board management members

Total management compensation included in the Consolidated Statement of Profit or Loss and Other Comprehensive Income are as follows:

	For the year ended December 31
	2024	2023	2022
Short-term employee benefits	$3,127	$3,288	$2,415
Consulting fees	2,410	2,205	3,357
Total	$5,537	$5,493	$5,772

The table below sets forth the entities Sofgen has engaged in related party transactions with and their relationship to Sofgen.

Related Party	Relationship to Sofgen
Promedical S.A.	A Bolivian sociedad anónima owned 50% by the Minski Family and measured as an equity method investment.

Fundación Procaps	A Colombian non-profit entity owned 100% by members of the Minski Family.

Industrias Intercaps de Venezuela, C.A.	A Venezuelan compañía anónima owned 100% by members of the Minski Family and Hoche.

Originates Inc.	A Florida corporation owned 100% by members of the Minski Family.

Gelco S.A.S.	A Colombian sociedad por acciones simplificada that is 18.75% owned by members of the Minski Family.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Gelco Gelatinas do Brasil	A Colombian sociedad por acciones simplificada that is 18.75% owned by members of the Minski Family.

Laboratorios Vivax Pharmaceutical C.A.	A Venezuelan compañía anónima owned 100% by members of the Minski Family and Hoche.

C.I. Naturmega S.A.	A Colombian sociedad anónima owned 92% by members of the Minski Family. Mostly a supplier.

Simviel S.A.S.	A Colombian sociedad por acciones simplificada owned 100% by a member of the Minski Family.

Pharma Perspectives S.A.	A Costa Rican sociedad anónima owned 100% by members of the Minski Family and Hoche.

Carlton Mega Inversiones S.A.	A Costa Rican sociedad anónima owned 100% by members of the Minski Family and Hoche.

Sognatore Trust	A trust for the benefit of certain members of the Minski Family.

Deseja Trust	A trust for the benefit of certain members of the Minski Family.

Simphony Trust	A trust for the benefit of certain members of the Minski Family.

Union Acquisition Associates II, LLC	A Florida limited liability company controlled by a member of the Board of Directors.

Palo Santo Media LLC	A Florida limited liability company owned and controlled by an immediate family member of a member of the Board of Directors.

Escala Impresores S.A.S.	A Colombian sociedad por acciones simplificada owned by a brother of the Minski Family. Mostly a supplier.

Dilcrest Assets S.A.	A Panamanian sociedad anónima owned 100% by members of the Minski Family.

Herfroze Investments Ltd.	A Panama Limited liability company owned by members of the Minski Family.

Bindermoor Overseas S.A.	A Panama company owned by members of the Minski Family.

WM Partners LP	A Florida private equity firm that is 45% owned by members of the Minski Family and 45% owned by a member of the Board of Directors.

Batley Managment	A Panama company owned by members of the Minski Family.

Hoche Partners Pharma Holding SARL (Refer to Note 21. Secured convertible note)	Luxembourg company and a Procaps Shareholder.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Purchase and Sale of Goods and Services and Commercial Operations

Purchase of Goods and Services

Procaps has purchased goods and services in the ordinary course of business in arm’s length transactions under market terms from several related parties. During the years ended December 31, 2024, 2023, and 2022, Procaps purchased goods and services from the following companies: (i) C.I. Naturmega S.A.; (ii) Gelco S.A.S.; (iii) Productora de Gelatina S.A.S.; (iv) Originates Inc.; (v) Simviel S.A.S.; and (vi) Productora de Gelatina Do Brazil ltda, (vii) Wm Partners, L. P.; and (viii) Escala Impesores S.A.S Such goods and services consisted primarily of the sale of refined fish oil, gelatin and other raw materials. During the years ended December 31, 2024, 2023, and 2022, Procaps has purchased a total of $22.3 million, $19.1 million, and $15.9 million million in goods and services from these companies, respectively.

Sale of Goods

Procaps has sold goods in the ordinary course of business in arm’s length transactions under market terms to several related parties. During the years ended December 31, 2024, 2023, and 2022, Procaps sold goods to the following companies: (i) C.I. Naturmega S.A., (ii) Promedical S.A, (iii) Industrias Intercaps de Venezuela C.A. and (iv) Laboratorios Vivax Pharmaceutical C.A. Such goods consisted primarily of raw materials. During the years ended December 31, 2024, 2023, and 2022, Procaps has sold a total of approximately $2.4 million, $4.5 million, and $8.0 million in goods to these companies, respectively.

Sale of Services

Procaps has sold services in the ordinary course of business in arm’s length transactions under market terms to several related parties. During the years ended December 31, 2024, 2023, and 2022, Procaps sold services to the following companies: (i) Promedical S.A.; (ii) Originest Inc,; (iii) CI Naturmega S.A. and (iv) Fundacion Procaps Such services consisted primarily of technical advisory services. During the years ended December 31, 2024, 2023, and 2022, Procaps has sold a total of approximately $531 thousand, $478 thousand, and $1.034 thousand in services to these companies, respectively.

Commercial Operations

Sofgen Pharma has conducted commercial operations in the ordinary course of business in arm’s length transactions under market terms with several related parties.

During the years ended December 31, 2024, 2023, and 2022, Sofgen Pharma maintained balances of commercial operations with the following companies, generating accounts receivables by: (i) C.I. Naturmega S.A.; (ii) Industrias Intercaps de Venezuela C.A.; (iii) Originates Inc.; (vi) Productora de Gelatina S.A.S.; (v) Pharma Perspectives S.A.; (vi) Carlton Mega Inversiones S.A.; (vii) Escala Impresores S.A. and (viii) Promedical S.A. Such commercial operations consisted primarily of back-office services, leases, technical advisory and sale of finished products and raw materials. During the years ended December 31, 2024, 2023, and 2022, Procaps generated a total of approximately $14.6 million, $13.5 million, and $14.0 million in accounts receivables owed by these companies, respectively.

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

During the years ended December 31, 2024, 2023, and 2022, Sofgen Pharma conducted commercial operations with the following companies, generating accounts payable to: (i) C.I. Naturmega S.A.; (ii) Fundación Procaps; (iii) Originates Inc.; (iv) Gelco S.A.S.; (v) Productora de Gelatina S.A.S.; (vi) Promedical S.A.; (viii) Escala Impresores S.A.S. and (ix) Gelco Do Brazil. Such commercial operations consisted primarily of purchase of raw materials, technical advisory and leases. During the years ended December 31, 2024, 2023, and 2022, Procaps generated a total of approximately $ 7.1 million, $8.1 million and $6.1 million in accounts payable to these companies, respectively.

Party Donations, Advances, Long-Term Receivables, Loans and Guarantees

Donations

Procaps S.A. has made donations to Fundación Procaps in the total amount of approximately $ 0.9 million, $1.14 million, and $0.8 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Advances

Procaps periodically advances payments for services to be performed by certain related parties, including Simviel S.A.S. As of December 31, 2024, no advances were made.

Note 32. Events after the reporting period

The Group has evaluated events occurring between January 1, 2025, and the date of authorization of the financial statements. The following significant events were identified:

Changes in Board of Directors and Senior Manager

Since January 2025 and up to the publication date of this report, the Senior Management has undergone several changes as follows:

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

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

Financial Restructuring

In April 2025, the Group completed a comprehensive restructuring of its financial indebtedness, which included Category 4, the NPA, obligations with BTG (both COP- and USD-denominated), and the Club Deal.

Category 4 represents the most significant portion of the Group’s financial liabilities, totaling approximately USD 187.9 million. Under the renegotiated terms, principal repayments are scheduled between 2028 and 2029. Interest will begin to accrue and become payable as from January 2027 at the agreed contractual rate.

The restructuring resulted in revised contractual conditions, including new interest rates, updated amortization schedules, and enhanced collateral and guarantees.

The key terms agreed upon as part of the restructuring are summarized below:

Accrued and unpaid interest corresponding to the period from August 2024 through April 2025, amounting to approximately USD 15 million, was settled through the issuance of shares rather than in cash. These shares form part of the total package of 2,191,041,129 shares issued in connection with the overall restructuring transaction. From April 2025 through December 31, 2026, the financial institutions agreed to a temporary 0% interest rate. For the remaining term of the restructured loans, new interest rates were agreed, replacing the rates established under the previous agreements.

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

Starting in March 2027, the covenant commitments for Category 4 include:

●	Leverage ratio (Total Consolidated Debt / EBITDA), starting at 5.00:1 in March 2027 and gradually decreasing to 3.50:1 by December 2029.

●	Interest coverage ratio (Consolidated EBITDA / Consolidated Interest Expense), starting at 2.00:1 in March 2027 and gradually increasing to 2.50:1 by September 2028 and for each fiscal quarter-end thereafter.

Private Capital Raise and Conversion of the Secured Convertible Notes

On April 3, 2025, the Group entered into the 2025 Subscription Agreements with several investors for them to subscribe and purchase Ordinary Shares of the Group as follows:

a.	an aggregate subscription amount of US$37,822,500 by Chemo Project S.A. and Becaril S.A., collectively,

b.	an aggregate subscription amount of US$37,822,500 by Flying Fish Ventures L.P., Saint Thomas Commercial S.A. and Santana S.A., collectively,

Sofgen Pharma, S.A. and subsidiaries (The Group)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024, December 31, 2023 and 2022

(In thousands of United Dollars, unless otherwise stated)

c.	a subscription amount of US$10,000,000 by Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A.,

d.	a subscription amount of US$2,105,000 by BTG Pactual Chile S.A. Corredores de Bolsa,

e.	a subscription amount of US$1,500,000 by BTG Pactual Chile S.A. Corredores de Bolsa, and

f.	a subscription amount of US$750,000 by Corales, LLC.

Following these subscriptions, these shareholders together now hold approximately 90% of the outstanding shares of the Group.

On April 9, 2025 the Company issued (i) 1,425,629,653 Ordinary Shares to the investors under the 2025 Subscription Agreements at a price per share of U.S.$0.06313, (ii) 633,613,175 Ordinary Shares issued upon conversion of the Secured Convertible Notes, which amounted to U.S.$41,104,097 including total principal and accrued interest as of that date; as a result of certain amendments to the Secured Convertible Notes, Hoche assigned part of its rights to Chemo Project S.A. and Flying Fish Ventures L.P.: accordingly, of the Ordinary Shares issued upon conversion, 11,497,438 and 11,497,437 were issued to those entities, respectively; and (iii) Warrants in an aggregate “face amount” of $10 million in connection with the conversion of the Secured Convertible Notes, and (iv) 131,798,311 Ordinary Shares to other shareholders.

The Delisting of our Ordinary Shares from the Nasdaq

On January 31, 2025, the Company received a letter from the Nasdaq Hearings Panel (the “Panel”), which notifies the Company that the Panel determined to delist the Company’s Ordinary Shares from Nasdaq as a result of the Company’s failure to demonstrate compliance with certain Nasdaq Listing Rules. As a result, the Company’s Ordinary Shares were suspended from trading on the Nasdaq on February 4, 2025 and removed from listing under Section 12(b) of the Exchange Act on July 21, 2025. The Company’s Ordinary Shares have been traded on the OTC Expert Market under the symbol “PROCF,” on an “unsolicited only” basis since the Nasdaq suspended the trading of our Ordinary Shares on February 4, 2025.

The lack of an active trading market may limit the liquidity of an investment in our Ordinary Shares, these factors may affect the price of our Ordinary Shares, and the valuation of our warrant liabilities and shares in an escrow.

Sale of Softgel Production Facility — West Palm Beach, Florida

On December 12, 2025, the Company completed the sale of its Softgel production facility and research and development center located in West Palm Beach, Florida, which had been acquired in January 2022. The Facility was a U.S.-based asset used in the Company’s manufacturing operations. The transaction was negotiated and executed at arm’s length with an independent third party. The aggregate consideration received was approximately $4.5 million.